Form 40-F
period 2011-12-31
Pretium Resources Inc.
filed 2012-03-13
CIK 1508844

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011      Commission File Number: 001-35393

PRETIUM RESOURCES INC.

(Exact name of Registrant as specified in its charter)
British Columbia, Canada
(Province or other jurisdiction of incorporation or organization)

1040	None
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

570 Granville Street, Suite 1600
Vancouver, British Columbia, Canada V6C 3P1
(604) 558-1784

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

 Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

For Annual Reports indicate by check mark the information filed with this Form:

☑ Annual information form      ☑ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

There were 86,860,086 Common Shares, of no par value, outstanding as of December 31, 2011.

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐ No ☐

           This Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statement on Form F-10 (File No. 333-179726) under the Securities Act of 1933, as amended.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F as Appendices hereto:

A.	Annual Information Form

The Annual Information Form of Pretium Resources Inc. (the “Company” or “Registrant”) for the year ended December 31, 2011, is included as Appendix A of this Annual Report on Form 40-F.

B.	Audited Annual Financial Statements

The Company’s audited consolidated financial statements for the fiscal years ended December 31, 2011 and December 31, 2010, including the auditor's report with respect thereto, are included as Appendix B of this Annual Report on Form 40-F.

C.	Management’s Discussion and Analysis

The Company’s Management’s Discussion and Analysis for the year ended December 31, 2011 is included as Appendix C of this Annual Report on Form 40-F.

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES

Certifications. See Exhibits 99.10, 99.11, 99.12 and 99.13 to this Annual Report on Form 40-F.

Disclosure Controls and Procedures. The Registrant maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the Registrant’s filings under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “SEC”). The Registrant’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), after having evaluated the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report have concluded that, as of such date, the Registrant’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in reports that the Registrant files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. However, as recommended by the SEC in its adopting release, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

The Registrant’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the CEO and CFO believe that the Registrant’s disclosure controls and procedures are effective at that reasonable assurance level, although the CEO and CFO do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Annual Report on Internal Control Over Financial Reporting. This Annual Report on Form 40-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm. This Annual Report on Form 40-F does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2011, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Messrs. Ross Mitchell, Christopher Noel Dunn and Tom S.Q. Yip.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Registrant has determined that each of Messrs. Ross Mitchell, Christopher Noel Dunn and Tom S.Q. Yip, members of the Registrant’s audit committee, qualify as audit committee financial experts for purposes of paragraph (8) of General Instruction B to Form 40-F. The board of directors has further determined that each of Messrs. Ross Mitchell, Christopher Noel Dunn and Tom S.Q. Yip is also independent, as that term is defined in the Corporate Governance Listing Standards of the New York Stock Exchange. The Commission has indicated that the designation of each Ross Mitchell, Christopher Noel Dunn and Tom S.Q. Yip as an audit committee financial expert does not make any of them an “expert” for any purpose, impose any duties, obligations or liabilities on them that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or the board of directors.

ADDITIONAL DISCLOSURE

Code of Ethics.

The Registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the “Code of Business Conduct and Ethics”, that applies to all of its directors, officers, employees, and consultants including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.

The Code of Business Conduct and Ethics is available for viewing on the Registrant’s website at www.pretivm.com.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committeee Information—Audit Committee External Auditor Service Fees” at page 26 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2011, filed as part of this Annual Report on Form 40-F in Appendix A.

Pre-Approval Policies and Procedures.

The required disclosure is included under the heading “Audit Committeee Information—Pre-approval Policy” at page 25 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2011, filed as part of this Annual Report on Form 40-F in Appendix A.

Off-Balance Sheet Arrangements.

The Registrant has no off-balance sheet arrangements as defined under Form 40-F.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Commitments, Contingencies and Off-Balance Sheet Arrangements” at page 11 of the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2011, filed as part of this Annual Report on Form 40-F in Appendix C.

UNDERTAKING

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Form F-X signed by the Registrant and its agent for service of process has been filed with the Commission together with Registrant’s Registration Statement on Form 40-F (001-35393)  in connection with its securities registered on such form.

Any changes to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2012	Pretium Resources Inc.
	By:	/s/ Robert A. Quartermain
Name: Robert A. Quartermain
Title: President, Chief Executive Officer & Director

EXHIBIT INDEX

Exhibit	Description

99.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accountant

99.2	Consents of Hassan Ghaffari, P.Eng., Jianhui (John) Huang, P.Eng., and Sabry Abdel Hafez, Ph.D., P.Eng., of Wardrop, a Tetra Tech Company and Wardrop, a Tetra Tech Company

99.3	Consents of Pierre Pelletier, P.Eng., of Rescan Environmental Services Ltd. and Rescan Environmental Services Ltd.

99.4	Consents of Tracy Armstrong, P.Geo., and Fred H. Brown, Pr.Sc.Nat., of P&E Mining Consultants Inc. and P&E Mining Consultants Inc.

99.5	Consents of Caroline J. Vallat, P.Geo., of GeoSpark Consulting Inc. and GeoSpark Consulting Inc.

99.6	Consents of H. Warren Newcomen, P.Eng., Hamish Weatherly, P.Geo., and Lori-Ann Wilchek, P.Eng., of BGC Engineering Inc. and BGC Engineering Inc.

99.7	Consents of Peter Mokos, MAusIMM (CP), of AMC Mining Consultants (Canada) Ltd. and AMC Mining Consultants (Canada) Ltd.

99.8	Consent of Ian I Chang M.A.Sc., P.Eng.

99.9	Consent of Kenneth C. McNaughton, M.A.Sc., P.Eng.

99.10	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.11	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.12	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.13	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

APPENDIX A

PRETIUM RESOURCES INC. ANNUAL INFORMATION FORM FOR THE FISCAL YEAR

ENDED DECEMBER 31, 2011

ANNUAL INFORMATION FORM

(“AIF”)

of

PRETIUM RESOURCES INC.

(the “Company” or “Pretivm”)

#1600 – 570 Granville  Street

Vancouver, British Columbia

V6C 3P1

Telephone:  604-558-1784
Facsimile:  604-558-4784
Website:  www.pretivm.com
E-mail:  invest@pretivm.com

For the Year Ended December 31, 2011
Dated:  March 12, 2012

TABLE OF CONTENTS

PRELIMINARY NOTES	A-1
Effective Date of Information	A-1
Currency	A-1
Note Regarding Forward Looking Statements	A-1
Technical and Scientific Disclosure	A-2
National Instrument 43-101 Definitions	A-3
Cautionary Note to US Investors	A-3

CORPORATE STRUCTURE	A-4
Name, Address and Incorporation	A-4
Intercorporate Relationships	A-4

GENERAL DEVELOPMENT OF THE BUSINESS	A-4
Overview	A-4
Strategy and Objectives	A-4
Acquisition of the Combined Project Assets	A-4

NARRATIVE DESCRIPTION OF THE BUSINESS	A-5
Details of the Brucejack Project	A-5

DIVIDENDS	A-20

DESCRIPTION OF CAPITAL STRUCTURE	A-20
Trading price and volume	A-21

PRIOR SALES	A-21

DIRECTORS AND OFFICERS	A-21
Name and Occupation	A-21
Shareholdings of Directors and Senior Officers	A-23
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	A-23
Conflicts of Interest	A-24

AUDIT COMMITTEE INFORMATION	A-24

RISK FACTORS	A-26

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	A-37

PROMOTER	A-37

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	A-37

AUDITORS, TRANSFER AGENT AND REGISTRAR	A-38

MATERIAL CONTRACTS	A-38

INTEREST OF EXPERTS	A-38

ADDITIONAL INFORMATION	A-39

APPENDIX I AUDIT COMMITTEE CHARTER	AA-1

PRELIMINARY NOTES

Effective Date of Information

This AIF is dated March 12, 2012, and unless otherwise indicated, the information contained herein is current as of such date, other than certain financial information which is current as of December 31, 2011, being the date of the Company’s most recently audited financial year end.

Currency

All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Note Regarding Forward Looking Statements

This AIF contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information may include, but is not limited to, information with respect to our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources, realization of mineral resource estimates, timing of development of the Brucejack Project (as defined below), costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, and adequacy of financial resources.  Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, risks related to:

•	the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;
•	the fact that we are a relatively new company with no mineral properties in production or development and no history of production or revenue;
•	development of the Brucejack Project;
•	our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;
•	dependency on the Brucejack Project for our future operating revenue;
•	our mineral resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates and establish mineral reserve estimates;
•	uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;
•	commodity price fluctuations, including gold price volatility;
•	market events and general economic conditions;
•	governmental regulations, including environmental regulations;
•	delay in obtaining or failure to obtain required permits, or non-compliance with permits that are obtained;
•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;
•	uncertainty regarding unsettled First Nations rights and title in British Columbia;

•	land reclamation requirements;
•	uncertainties related to title to our mineral properties and surface rights;
•	currency fluctuations;
•	increased costs affecting the mining industry;
•	increased competition in the mining industry for properties, qualified personnel and management;
•	our ability to attract and retain qualified management;
•	some of our directors’ and officers’ involvement with other natural resource companies;
•	potential inability to attract development partners or our ability to indentify attractive acquisitions;
•	Silver Standard Resources Inc.’s (“Silver Standard”) share ownership, ability to influence our governance and possible market overhang;
•	uncertainty as to the outcome of potential legal proceedings;
•	future sales or issuances of our equity securities;
•	our being treated as a passive foreign investment company for U.S. Federal income tax purposes; and

This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this AIF under the heading “Risk Factors” and elsewhere in this AIF. Our forward-looking information is based on the beliefs, expectations and opinions of management on the date the statements are made.  In connection with the forward-looking statements contained in this AIF, we have made certain assumptions about our business, including about our planned exploration and development activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources.  We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this AIF, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.  We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

Technical and Scientific Disclosure

Certain technical information relating to the Brucejack Project contained in this AIF is derived from, and in some instances is an extract from, the report entitled “Technical Report and Updated Preliminary Economic Assessment of the Brucejack Project” (the “Brucejack PEA”) dated February 20, 2012, which was prepared by Hassan Ghaffari, P.Eng., Jianhui (John) Huang, P.Eng., and Sabry Abdel Hafez, Ph.D., P.Eng., of Wardrop, a Tetra Tech Company (“Wardrop”); Pierre Pelletier, P.Eng., of Rescan Environmental Services  Ltd. (“Rescan”); Fred H. Brown, Pr.Sc.Nat., and Tracy Armstrong, P.Geo., of P&E Mining Consultants Inc. (“P&E”); Caroline J. Vallat, P.Geo., of GeoSpark Consulting Inc. (“GeoSpark”); H. Warren Newcomen, P.Eng., Hamish Weatherly, P.Geo., and Lori-Ann Wilchek, P.Eng., of BGC Engineering Inc. (“BGC”); and Peter Mokos, MAusIMM (CP), of AMC Mining Consultants (Canada) Ltd. (“AMC”) in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The Brucejack PEA is the only current NI 43-101 compliant technical report with respect to the Brucejack Project and supersedes all previous technical reports.

The Brucejack PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  Mineral resources that are not mineral reserves have no demonstrated economic viability.  There is no certainty that the Brucejack PEA will be realized.

Technical information in this AIF not contained in the Brucejack PEA has been approved by Mr. Kenneth C. McNaughton, M.A.Sc., P.Eng., Pretivm’s Vice President and Chief Exploration Officer and Ian I. Chang M.A.Sc., P.Eng., Pretivm’s Vice President, Project Development, each of whom is a “qualified person” as defined in NI 43-101 and has reviewed and verified the disclosure of such information.

Reference should be made to the full text of the Brucejack PEA, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under the Company’s profile on SEDAR at www.sedar.com. Alternatively, copies of the Brucejack PEA may be inspected during normal business hours at the Company’s head office and at the offices of our Canadian legal counsel, Fasken Martineau DuMoulin LLP.

National Instrument 43-101 Definitions

Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101.  The definitions given in NI 43-101 are adopted from those given by the Canadian Institute of Mining Metallurgy and Petroleum.

Mineral Resource
The term “mineral resource” refers to a concentration or occurrence of diamonds, natural, solid, inorganic or fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource
The term “measured mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource
The term “indicated mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource
The term “inferred mineral resource” refers to that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Qualified Person
The term “qualified person” refers to an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a self-regulating organization.

Cautionary Note to US Investors

Technical disclosure in this AIF has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in this material change report have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission (“SEC”), and mineral reserve and resource information contained or incorporated by reference in this material change report may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on October 22, 2010. Our head office is located at 1600 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1 and our registered office is at 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

Intercorporate Relationships

We currently have two wholly-owned subsidiaries, Pretium Exploration Inc. and 0890696 B.C. Ltd, which hold our interests in the Brucejack Project and the assets related thereto, both of which were incorporated under the BCBCA.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

We are an exploration and development company that was formed for the acquisition, exploration and development of precious metal resource properties in the Americas. Our only material mineral project for the purposes of NI 43-101 is the Brucejack Project (the “Brucejack Project”), an advanced stage exploration project located in north-western British Columbia. We intend to focus our exploration and development efforts on the Brucejack Project, and in particular on expanding, and increasing the quality of, resources and advancing engineering studies on the higher grade underground opportunities at the Brucejack Project. We also have a 100% interest in the Snowfield Project (the “Snowfield Project”), which is also located in north-western British Columbia. We are not actively developing the Snowfield Project at this time and we consider it to be non-material to our business and for the purposes of NI 43-101.

As at November 28, 2011, measured mineral resources at the Brucejack Project were estimated at approximately 0.99 million ounces of gold and 32.1 million ounces of silver. Indicated mineral resources at the Brucejack Project were estimated at approximately 11.91 million ounces of gold and 99.3 million ounces of silver. Inferred mineral resources at the Brucejack Project were estimated at approximately 18.20 million ounces of gold and 201.2 million ounces of silver. All resource figures are at a cut-off grade of 0.30 grams/tonne (“g/t”) gold equivalent (“AuEq”). See “Details of the Brucejack Project — Mineral Resource Estimates”.

Strategy and Objectives

Our strategy is to grow our business through the exploration and acquisition of quality precious metals projects. The Brucejack Project is our initial material project. We intend to continue exploration of this project with a focus on expanding and increasing the quality of resources and advancing engineering studies on the higher grade underground opportunity at the Brucejack Project.

A feasibility study has been commissioned on the high-grade gold opportunity at the Brucejack Project.

Acquisition of the Combined Project Assets

We acquired the Brucejack Project, along with the Snowfield Project and other associated assets (together, the “Project Assets”), pursuant to an acquisition agreement dated October 28, 2010, as amended with Silver Standard (the “Acquisition Agreement”), for an aggregate acquisition price of $450 million, consisting of a cash payment of $233,020,000 and the issuance of a total of 36,163,333 common shares (the “Common Shares”) in the capital of Pretivm (the “Acquisition”).

We entered into an investor rights agreement dated December 21, 2010 (the “Investor Rights Agreement”) with Silver Standard that provides that, as long as Silver Standard and its affiliates hold at least 10% of the issued and outstanding Common Shares:

•
Silver Standard is entitled to nominate to serve as members of our board of directors (the “Board”) the number of nominees equal to the lesser of (i) one less than the number which constitutes a majority of the Board and (ii) the percentage of issued and outstanding Common Shares and securities convertible or exchangeable into Common Shares held by Silver Standard multiplied by the number of directors comprising the Board (rounded to the nearest whole number);

•
Silver Standard and its affiliates have the right to maintain their proportionate ownership of our Common Shares by participating pro rata in issuances of Common Shares (save in respect of equity compensation plans); and

•	Silver Standard and its affiliates have the right to sell Common Shares by participating pro rata in prospectus offerings by us (to a maximum of 20% of any such offering).

We also entered into a transition services agreement dated December 21, 2010 (the “Transition Services Agreement”) with Silver Standard pursuant to which Silver Standard provided certain administrative services for the purpose of transitioning the ownership of the Project Assets. The Transition Services Agreement terminated according to its terms on December 21, 2011.

NARRATIVE DESCRIPTION OF THE BUSINESS

Details of the Brucejack Project

Project Description and Location

The Brucejack Project consists of six mineral claims totalling 3,199.28 hectares and all claims are in good standing until January 31, 2022.  Pretivm acquired its 100% outright interest in the Brucejack Project in December 2010, pursuant to the Acquisition Agreement with Silver Standard.  The Brucejack Project is subject to a 1.2% net smelter returns royalty in favour of Black Hawk Mining Inc. (“Black Hawk”) on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

The majority of the Brucejack Project falls within the boundaries of the Cassiar-Iskut-Stikine Land and Resource Management Plan (the “LRMP”) area, with only a minor south-eastern segment of Mineral Claim No. 509506 falling outside this area.  All claims located within the boundaries of the LRMP are considered as areas of general management direction, with none of the claims falling inside any protected or special management areas.  At present, the land claims in the area are in review and subject to ongoing discussions between various First Nations and the Government of British Columbia.

The Brucejack Project is centred at approximately latitude 56°28’20”N by longitude 130°11’31”W, approximately 950 kilometres northwest of Vancouver, 65 kilometres north-northwest of Stewart, and 21 kilometres south-southeast of the Eskay Creek Mine.

The Brucejack Project is located in the Boundary Range of the Coast Mountain Physiographic Belt along the western margin of the Intermontane Tectonic Belt.  The terrain is generally steep with local reliefs of 1000 metres from valleys occupied by receding glaciers, to ridges at elevations of 1200 metres above sea-level.  Elevations within the Brucejack Project area range from 1366 metres along Brucejack Lake to 1650 metres at the Bridge Zone.  However, within several areas, the relief is relatively low to moderate.

The climate is typical of north-western British Columbia with cool, wet summers, and relatively moderate but wet winters.  Annual temperatures range from +20°C to -20°C.  Precipitation is high with heavy snowfall accumulations ranging from 10 metres to 15 metres at higher elevations and 2 metres to 3 metres along the lower river valleys.  Snow packs cover the higher elevations from October to May.  The optimum field season is from late June to mid-October.

The area is easily accessible by helicopter from the town of Stewart, or seasonally from the settlement of Bell II.  The flight time from Stewart is approximately 30 minutes.  Pretivm has started construction on reopening the Newhawk Gold Mines Ltd. (“Newhawk”) access road to the Brucejack Project, rehabilitating stretches of the old road and building a new stretch of road that is expected to be completed by late 2012.

There are no local resources other than abundant water for drilling.  The nearest infrastructure is the town of Stewart, approximately 65 kilometres to the south, which has limited supplies and personnel.  The towns of Terrace and Smithers are also located in the same general region as the Brucejack Project.  Both are directly accessible by daily air service from Vancouver.

The nearest railway is the Canadian National Railway Yellowhead route, which is located approximately 220 kilometres to the southeast.  This line runs east-west and terminates at the deep water port of Prince Rupert on the west coast of British Columbia.  The most northerly ice-free shipping port in North America, in Stewart, is accessible to store and ship concentrates.

A high voltage power line running parallel with Highway 37 is planned for construction.  The plan calls for the new 287-kilovolt line to extend from the community of Terrace to the beginning of the Galore Creek access road at Bob Quinn Lake, providing access for the project to the BC Hydro electric grid.  The final capacity of this transmission line has yet to be determined and may be increased due to projected demand.

History

The exploration history of the area dates back to the 1880s when placer gold was located at Sulphurets and Mitchell Creeks.  Placer mining was intermittently undertaken throughout the early 1900s and remained the main focus of prospecting until the mid-1930s.

In 1935, prospectors discovered copper-molybdenum mineralization on the Sulphurets property in the vicinity of the Main Copper zone, approximately six kilometres northwest of Brucejack Lake; however, these claims were not staked until 1960.  From 1935 to 1959, the area was relatively inactive with respect to prospecting; however, it was intermittently evaluated by a number of different parties and several small copper and gold-silver occurrences were discovered in the Sulphurets-Mitchell Creek area.

In 1960, Granduc and Alaskan prospectors staked the main claim group covering the known copper and gold-silver occurrences, which collectively became known as the Sulphurets property, starting the era of modern exploration.  Various operators explored the area, and an underground program was completed on the West Zone between 1986 and 1991 by the Newcana Joint Venture among Granduc, Newhawk and Lacana Mining Corporation.

In 1999, Silver Standard acquired Newhawk and with it, Newhawk's 60% interest and control of the Brucejack Project.  In 2001, Silver Standard acquired Black Hawk’s 40% direct interest in the Brucejack Project, resulting in 100% interest in the Brucejack Project.

Silver Standard began initial work on the Brucejack Project in 2009 with a large diamond drilling campaign and a resampling program on historical core.  A total of 17,846 m of diamond drilling were completed in 37 holes during the 2009 field season.  In 2010, a total of 33,400 m of diamond drilling was completed in 72 holes.  The West Zone ramp was partially dewatered in late 2011 and early 2012. A geotechnical mapping program and updated survey was completed on the dewatered portion of the mine.

Mineralized Zones

The current resources as presented in this AIF are comprised of eight different zones on the Brucejack Project; the West Zone, Bridge Zone, Low Grade Halo Zone, Shore Zone, Galena Hill Zone, Gossan Hill Zone, SG Zone and Valley of Kings (“VOK”) Zone.

West Zone

The West Zone gold-silver deposit is hosted by a north-westerly trending band of intensely altered Lower Jurassic latitic to trachyandesitic volcanic and subordinate sedimentary rocks, as much as 400 metres to 500 metres thick, which passes between two more competent bodies of hornblende plagioclase hornblende phyric flows.  The stratified rocks dip moderately to steeply to the northeast and are intensely altered, particularly in the immediate area of the precious metals mineralization.

The West Zone deposit itself comprises at least 10 quartz veins and mineralized quartz stockwork ore shoots, the longest of which has a strike length of ~250 metres and a maximum thickness of about ~6 metres.  Most mineralized shoots have vertical extents that are greater than their strike lengths.  Geometries of the main veins suggest they represent central and oblique shear veins which developed in response to transpressional strain.  Crack-seal features shown by most of the veins are evidence of brittle deformation overlapping with crystallization of gangue minerals.  Thus, at the West Zone, it appears as if localized ductile strain may have generated dilatant structures that served as conduits for the hydrothermal fluids, which deposited silica and precious metals, but hydrostatic overpressures within the conduits may have intermittently induced brittle failure along sub-parallel structures.  In terms of hydrothermal alteration, the West Zone is marked by a central silicified Zone that passes outwards to a zone of sericite ± quartz ± carbonate and then an outer zone of chlorite ± sericite ± carbonate.  The combined thickness of the alteration zones across the central part of the deposit is 100 to 150 metres.

Gold in the West Zone occurs principally as electrum in quartz veins and is associated with, in decreasing order of abundance, pyrite, sphalerite, chalcopyrite, and galena.  Besides being found with gold in electrum, silver occurs in tetrahedrite, pyrargyrite, polybasite and, rarely, stephanite and acanthite.  Gangue mineralogy of the veins is dominated by quartz, with accessory adularia, albite, sericite, and minor carbonate and barite.

Valley of Kings Zone

The VOK Zone is approximately 500 metres south of the West Zone, and was initially explored by Esso Minerals in 1981.  It was later explored by Newhawk and named the Spine Zone, due to the presence of small, silicified and resistant relatively high-standing stockworks that outcrop in several places along its trend.  This particular stockwork is topographically prominent but generally quite barren.  The early exploration programs included surface grab and trench sampling, with many samples yielding weak to moderately anomalous gold values, but one outstanding sample which returned over 7,000 parts per million gold.

The first diamond drill program at VOK Zone was conducted by Silver Standard in 2009, which intersected a number of intervals of high-grade gold mineralization, including one of 16,948 g/t gold and 8,695 g/t silver over 1.5 metres in hole SU-012 and two additional 1.5 metres intersections between 40 and 80 g/t gold in that hole and four more spread between holes SU-034 and 035.  Additional diamond drilling in 2010 included 12 drill holes totalling 4,871 meters.  The results of this program were very encouraging, with five of the holes intersecting high-grade gold mineralization, including intersections in holes SU-040 and SU-084 which returned 5,850 g/t gold and 5,480 g/t gold, respectively.  Pretivm’s drilling at the VOK Zone in 2011 totalled 101 holes and more than 43,100 meters.

The VOK Zone mineralized zone trends approximately west-northwest to east-southeast.  Its orientation mirrors that of Electrum Ridge, a pronounced topographic feature near the southern margin of the zone, and drilling to date has extended its strike to over 450 meters.  The zone is up to 150 meters wide and is bound to the west by the Brucejack fault but remains open at depth and to the east.  Surface mapping and Pretivm’s extensive drilling defined a number of lithologic contacts which outline a broad syncline in which fragmental volcanic and clastic sedimentary rocks, along with minor flows of Upper Triassic to Lower Jurassic age appear to plunge moderately to the east.  Variably altered hornblende feldspar phyric volcanic rocks of intermediate composition (most probably latite) are interpreted as forming the youngest rocks of the sequence at the VOK Zone, and are seen outcropping to the south, west and to the north-west, and broadly correlative coarse pyroclastic rocks, including common lapilli tuff and tuff breccia may occupy the core of the VOK Zone syncline.  Underlying these are interbedded volcanic-derived immature sedimentary rocks, including common pebble and cobble conglomerate and pebbly sandstone.  The sedimentary sequence is considered correlative with the basal Jack Formation of the Hazelton Group.  Generally thin and likely discontinuous rhyolite flows, as well as local siliceous exhalites have been mapped on surface and logged in drill core in the vicinity of this contact.  A preliminary Upper Triassic UPb date from the rhyolite suggests that it is derived from beneath the unconformable contact, and Pretivm’s tentative view is that the rhyolites may, in part, be large blocks resting on the unconformity surface.  Beneath the rhyolite is a relatively thick and generally poorly stratified sequence of fine-grained concretion-bearing mudstone and siltstone with locally interbedded immature but locally-derived sandstone and pebble conglomerate.  In the vicinity of VOK Zone, contacts and even the unconformity appear to have been folded, commonly tightly.  The contacts outline a complex east-plunging syncline with a flanking east-plunging cuspate anticline to the south and what appears to be an even more complex antiformal structure to the north.  The northern limb of the fold opens to the northeast, where it may eventually reverse trend and continue to the northwest into the area between the West Zone and Gossan Hill.  Much of the complexity may reflect the fact that the east-west trending folds are refolding an earlier northeast-trending set of folds, but some of the complexity may also reflect the fact that there may have been relief on the unconformity surface.

High-grade gold and silver mineralization within the VOK Zone occurs as electrum, and it is generally hosted within quartz-carbonate and quartz-adularia veins and vein stockworks.  While quartz veining and stockworks are common throughout the zone, the majority of gold intersections are confined to a 75 to 100 metres wide zone which closely parallels the axis of the syncline.  Within that zone, the mineralization appears to have been concentrated in localized fold noses and along geologic contacts, in particular along the contact between the overlying pyroclastic rocks and the underlying conglomerate, as well as locally along the margins of flow-banded rhyolite.  Significant intervals of gold mineralization, including several occurrences of visible gold, have been intersected to the west of the VOK Zone, at the Waterloo zone, suggesting the possibility that the mineralized trend may extend farther west, across the Brucejack fault.  Gold to silver ratios within the VOK Zone are typically 2:1 or higher, but may vary greatly.  This may be due in part to the relative abundance of electrum in the deposit, or to the local presence of silver sulphide minerals.  Additional precious metal-bearing minerals found in the VOK Zone, typically in trace quantities, include silver sulphides, acanthite, pyargyrite and tetrahedrite, while base metal-bearing sulphides include sphalerite and galena.

As it is elsewhere on the Brucejack Project, alteration at the VOK Zone is believed to be Early Jurassic in age.  It consists dominantly of quartz-sericite-pyrite, with lesser sericite-chlorite.  The most pervasive of the intense alteration is observed within the sedimentary and fragmental volcanic rocks.  Within them, the abundance of phyllosilicate minerals, and the subsequent deformational overprint, has resulted in the development of a pervasive east-west trending and steeply dipping foliation.  In the VOK Zone, the foliation appears to be axial planar to the main fold trend.

Bridge Zone

The Bridge Zone is located about 1,500 metres south of the West Zone and is centred on a three hectare nunatak surrounded by ice of the eastern arm of the Sulphurets glacier.  Geologists working for Newhawk and the Geological Survey of Canada had previously mapped and sampled this outcrop, recognizing that it displayed strong sericite-pyrite alteration and that it was transected by a number of discontinuous mineralized quartz veins.  The first drill hole to test the zone (SU-10) was drilled in 2009, and was extended in 2010.  It intersected 601 metres which averaged 0.76 g/t gold and 7.9 g/t silver, including 118 metres which averaged 0.99 g/t gold and 7.6 g/t silver.

Further and much more extensive drilling in 2010 showed that the gold mineralization at the Bridge Zone is hosted by plagioclase-hornblende phyric volcanic rocks that in general are moderately to strongly sericite-chlorite altered, with disseminated and stringer pyrite making up a few percent of the rock by volume.  Quartz ± chlorite ± sericite veins, 20 centimetres to 200 centimetres in thickness, were intermittently intersected by the drill holes, and these commonly contain minor to trace amounts of pyrite, sphalerite, galena, molybdenite, and an unknown dark grey, silver-bearing sulfosalts.  In 2010 it was observed that a number of holes in the Bridge Zone contained appreciable molybdenum.  These were then analyzed for the strategic metal rhenium, with the further observation that the molybdenum to rhenium ratio was similar to that in mineralization to the north at the Snowfield Project.

A total of 47 drill holes now define the Bridge Zone, which not only includes broad intervals of bulk-tonnage style mineralization, but also numerous high-grade intersections.  Drilling in 2011 targeted a few of the high grade intersections and the suggestion is that they are structurally controlled.  Intersections from this year’s drilling include 458 g/t gold in a one meter intersection in hole SU-125, and a 19.0 g/t gold intersection across 5.85 metres in hole SU-166.

Galena Hill Zone

The prospect known as Galena Hill is situated on a prominent hill southeast of the southern end of the West Zone and east of the VOK north zone.  The hill is marked by widespread iron oxide staining of altered volcanic fragmental and reworked volcanic fragmental rocks and the slopes are commonly faced by quartz stockwork.  The Galena Hill Zone was tested by Newhawk with 27 bore holes, with half of the holes being less than 100 metres in length.  The historical work suggested that the Galena Hill system was an underlain by east-west and northeast-southwest trending sets of quartz veins and quartz stockworks within a zone of hydrothermal alteration and mineralization that was at least 460 metres long and 300 metres wide.

The host volcanic and volcaniclastic rocks are rich in lapilli-sized fragments and host local thin units of carbonaceous and cherty mudstone.  A few holes intersected rhyolitic volcanic rocks and one hole (SU-05) yielded a 50 metres long intercept of quartz which was enriched in gold and silver along its margins; unfortunately, it is likely that the vein was intercepted at a low angle to the core axis and that the hole drilled down the dip of the vein.

As in the West Zone, gold mineralization at the Galena Hill Zone is preferentially associated with quartz veins, although the sericite-altered, intermediate composition host rocks are typically mineralized with disseminated pyrite and do host low- to medium-grade bulk tonnage style mineralization.  In some veins, trace amounts of native gold and electrum are accompanied by veins which contain common trace to locally massive sphalerite, chalcopyrite, and galena.  Galena Hill has produced a number of bonanza grade intersections, including intersections such as 1,025 g/t gold across 1.5 metres (hole SU-53), 2,490 g/t gold across 1.59 metres (hole SU-54), 5,480 g/t gold across 0.5 metres (hole SU-84) and 1,710 g/t gold across 0.69m (hole SU-106).  These intersections may be structurally controlled and represent a significant high grade exploration target.

Low Grade Halo Zone

Drilling in 2011 filled the gap in drill data which existed between the Bridge Zone and the VOK Zone.  This area, referred to as the Halo Zone, was shown to host bulk tonnage mineralization and, as a result, the low-grade halos for the Bridge Zone, VOK Zone and Galena Hill have been combined into a single zone which encompasses all the peripheral mineralization.

Shore Zone

A small gold-silver resource was identified by Newhawk along the north-eastern shore of the peninsula that extends into the west end of Brucejack Lake.  Referred to as the Shore Zone, it is a zone of quartz veining hosted by foliated, sericite-altered trachyandesite that has a strike length of roughly 530 metres and a maximum width of 50 metres.  The northwest-southeast trend of the zone is coincident with a pronounced lineament (likely a fault) which extends south-eastward from the Brucejack fault beneath Brucejack Lake.

Several discrete quartz veins and quartz stockworks were traced along the zone, with historical drilling being concentrated on the southern end of the zone.  The veins occur as ‘stacked’, en echelon, sigmoidal lenses of up to 100 metres in length.  The veins and vein stockworks consist predominantly of quartz with minor carbonate and barite, and they contain patchy sulphide mineralization consisting of variable quantities of pyrite, tetrahedrite, sphalerite, galena, and arsenopyrite.  Electrum has been observed in trace amounts.  Silver is present in some of the highest concentrations observed in the Brucejack Project area.  Drilling in 2011 tested the northwest extension of the zone and returned modest results.

SG/Bonanza Zone

The SG/Bonanza Zone is located in the north-central part of the Brucejack Project.  It is underlain by an area of a gossanous sericite-altered rock on the western side of the Brucejack fault.  The zone is hosted in a series of quartz stockwork vein systems close to the fault as well as in an east-striking, 150 metres-long quartz stockwork.  Host rocks appear mainly to be fragmental latitic to trachyandesitic rocks, likely somewhat re-worked tuff and lapilli tuff, that are intercalated with quartzo-feldspathic sandstone and minor siltstone.

The best intercept at the SG/Bonanza Zone was in hole SU-004, which returned an estimated 1.62 g/t gold across 75 metres, including 2.57 g/t gold across 27 metres.  This intersection contained surprisingly little quartz veining; instead, the mineralized lapilli tuff hosts only local quartz-carbonate stockwork veinlets and trace amounts of fine, acicular arsenopyrite, in addition to 1-3% disseminated pyrite.  Pretivm believes that the gold mineralization may be associated with anhedral pyrite, as is the case at the Snowfield deposit, approximately 3-4 kilometres to the north.  Drilling in 2011 extended the zone 50 metres to the west, with hole SU-203 intersecting 24.5 metres grading approximately 1.14 g/t gold.

Gossan Hill Zone

The mineralized zone known as Gossan Hill is a circular area, about 400 metres in diameter, of intense quartz-sericite-pyrite alteration developed in Lower Jurassic volcanic rocks.  The visually impressive alteration zone at Gossan Hill is host to at least eleven quartz vein and quartz vein stockwork structures, most of which trend east-west and dip steeply to the north.  Individual structures are up to 250 metres long and 20 metres thick.

Historical work undertaken at Gossan Hill has included rock-chip sampling, hand trenching and limited diamond drilling, with a few +400 metres deep drill holes concentrated in the central part of the mineralized area.  Precious metal mineralization at the Gossan Hill Zone occurs in two styles.  As is the case elsewhere on the Brucejack Project, a bulk tonnage style of mineralization is associated with anhedral pyrite and a fine quartz stockwork.  Higher-grade gold mineralization at Gossan Hill differs somewhat from other zones on the Brucejack Project in that it is associated with the larger quartz lenses, particularly where they contain local aggregates of pyrite, tetrahedrite, sphalerite, and galena.  Electrum is observed in the bonanza grade intersections, while silver also occurs in tetrahedrite, pyragyrite, and polybasite.

Drilling in 2011 was focused on defining structural controls to mineralization within the larger lower grade halo.  The program was very successful, with numerous holes intersecting very high grade gold mineralization; including 372.3 g/t gold across 7.1 metres in hole SU-136, 16.4 g/t gold across 7.9 metres in hole SU-147, 168.4 g/t gold over 1.5 metres in hole SU-201, and 44.2 g/t gold over 14.0 metres in hole SU-207.

Mineral Resource Estimates

1,182 drill holes were used to estimate the current resources, including 452 historical surface drill holes, 442 historical underground drill holes exclusively in the West Zone and 288 surface drill holes completed since 2009.  Conceptual Lerchs-Grossman optimized pit shells were developed based on all available mineral resources (Measured, Indicated and Inferred).  The results from the optimized pit-shells are used solely for the purpose of reporting mineral resources that have reasonable prospects for economic extraction.

All mineral resources were reported against a 0.30 g/t gold equivalent cut-off, as constrained within the optimized pit shell.  Resources for three different pit shells were defined as shown below in Table 1 through Table 3.  In addition, an underground sensitivity to the mineral resource estimate is presented in Table 4.

Table 1 Brucejack Project Estimated Mineral Resources based on a Cut-Off Grade of 0.30 g/t AuEq(1)(2)(3)(4)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (million oz)	Silver (million oz)
Measured	12.2	2.50	81.6	0.99	32.1
Indicated	293.0	1.26	10.5	11.91	99.3
Measured + Indicated	305.3	1.31	13.4	12.89	131.5
Inferred	813.7	0.70	7.7	18.20	201.2
Notes:
(1)
Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.  These mineral resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(2)
The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an Indicated or Measured mineral resources and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.

(3)
Mineral resources are defined within a Whittle optimized pit shell that incorporates project metal recoveries, estimated operating costs and metals price assumptions.  Parameters used in the estimate include metal prices (and respective recoveries) of US$1,200/oz. gold (71% recovery) and US$22.00/oz. silver (70%recovery).  The pit optimization used the following cost parameters: Mining US$2.00/tonne, processing US$7.00/tonne and general and administrative expenses of US$1.25/tonne along with pit slopes of 45 degrees.

(4)	Tonnage and grade measurements are in metric units.

Table 2 Brucejack Project 5.00 g/t AuEq Mineral Resource Grade & Tonnage Estimate(1)(2)(3)(4)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (million oz)	Silver (million oz)
Measured	2.4	7.93	236.1	0.60	18.0
Indicated	6.9	19.99	60.9	4.46	13.6
Measured + Indicated	9.3	16.92	105.6	5.06	31.6
Inferred	4.0	25.67	20.6	3.33	2.7
Notes:
(1)
Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.  These mineral resources were estimated using the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(2)
The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an Indicated or Measured mineral resources and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.

(3)
Mineral resources are defined within a Whittle optimized pit shell that incorporates project metal recoveries, estimated operating costs and metals price assumptions.  Parameters used in the estimate include metal prices (and respective recoveries) of US$1,200/oz. gold (71% recovery) and US$22.00/oz. silver (70%recovery).  The pit optimization used the following cost parameters: Mining US$2.00/tonne, processing US$7.00/tonne and general and administrative expenses of US$1.25/tonne along with pit slopes of 45 degrees.

(4)	Tonnage and grade measurements are in metric units.

Table 3 Brucejack Project 1.25 g/t AuEq Mineral Resource Grade & Tonnage Estimate(1)(2)(3)(4)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (million oz)	Silver (million oz)
Measured	9.3	3.08	102.20	0.92	30.6
Indicated	64.8	3.62	23.70	7.53	49.4
Measured + Indicated	74.1	3.55	33.55	8.46	80.0
Inferred	78.5	2.68	16.30	6.76	41.2
Notes:
(1)
Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.  These mineral resources were estimated using the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(2)
The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an Indicated or Measured mineral resources and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.

(3)
Mineral resources are defined within a Whittle optimized pit shell that incorporates project metal recoveries, estimated operating costs and metals price assumptions.  Parameters used in the estimate include metal prices (and respective recoveries) of US$1,200/oz. gold (71% recovery) and US$22.00/oz. silver (70%recovery).  The pit optimization used the following cost parameters: Mining US$2.00/tonne, processing US$7.00/tonne and general and administrative expenses of US$1.25/tonne along with pit slopes of 45 degrees.

(4)	Tonnage and grade measurements are in metric units.

Table 4 Combined West Zone and VOK Zone Underground Sensitivity to the Resource Estimate based on a 5.00 g/t AuEq Mineral Resource Grade & Tonnage Estimate(1)(2)(3)(4)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (million oz)	Silver (million oz)
Measured	2.4	7.29	241.2	0.57	18.9
Indicated	6.1	24.13	53.3	4.76	10.5
Measured + Indicated	8.6	19.35	106.7	5.33	29.4
Inferred	4.0	25.73	22.0	3.29	2.8
Notes:
(1)
Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.  These mineral resources were estimated using the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(2)
The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an Indicated or Measured mineral resources and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.

(3)
Mineral resources are defined within a Whittle optimized pit shell that incorporates project metal recoveries, estimated operating costs and metals price assumptions.  Parameters used in the estimate include metal prices (and respective recoveries) of US$1,200/oz. gold (71% recovery) and US$22.00/oz. silver (70%recovery).  The pit optimization used the following cost parameters: Mining US$2.00/tonne, processing US$7.00/tonne and general and administrative expenses of US$1.25/tonne along with pit slopes of 45 degrees.

(4)	Tonnage and grade measurements are in metric units.

The Brucejack Project mineral resource estimate encompasses eight distinct modeled mineralization domains, viz. the West Zone, Shore Zone, Gossan Hill Zone, Galena Hill Zone, SG Zone, VOK Zone, Bridge Zone and a Low Grade Halo Zone.  The VOK Zone has been further divided into three sub-domains.

Geological Setting

The Brucejack Project is largely underlain by Lower Jurassic rocks of western Stikine terrane, or Stikinia, an oceanic island arc terrane consisting of mid-Paleozoic to Middle Jurassic rocks which underlies much of western British Columbia.  Stikinia may have been accreted to the western margin of North America as early as in the late Middle Jurassic, and it was likely consolidated with rocks of the North American margin, as well as with rocks of the outboard Insular terrane (Wrangellia and Alexander terranes) in latest Jurassic to mid-Cretaceous time.

The Sulphurets mining camp and the Brucejack Project lie astride the eastern margin of the core of the McTagg anticlinorium, a major north-trending mid-Cretaceous structural culmination in the western Skeena Fold Belt.  Coincident with the core of the anticlinorium is a prominent and very well mineralized trend which runs for at least 25 kilometres, from at least as far south as the Brucejack Project to Treaty glacier on the north.  On the Brucejack Project itself, there is a spatial association of alteration and contained mineralized zones with the north-trending Brucejack fault, a late-tectonic brittle structure which probably follows an older structure whose history dates back at least to the Early Jurassic period.  A number of lines of evidence, including facies changes within the local succession and variations in regional distribution and thickness of the host Hazelton Group rocks, support a long history for the Brucejack lineament and its precursor structures.  It may, at least in part, have marked the boundary of a volcanic sub-basin, and judging by its general coincidence with mineralized and altered zones across the length of the Brucejack Project, it may have helped control emplacement of the mineralization and alteration at the Brucejack Project.

Mineralization

Mineralization on the Brucejack Project has previously been classified as an epithermal gold-silver-copper, low-sulphidation deposit (UBC deposit model No. H04).  While there are certainly many features of the mineralized zones at the Brucejack Project with characteristics of low-sulphidation deposits, such as vein mineralogy (e.g., adularia and acanthite) and the common stockwork veining and breccia-veins, which may suggest a lower temperature and shallower level of emplacement, other features, including the general lack of evidence for colliform banding and open-space filling, have been taken to suggest deeper levels of emplacement for the veining.  Furthermore, other qualities of the zones, such as the relatively high molybdenum content at the Bridge zone, and the fact that bulk tonnage style gold in some zones may be more closely correlated with disseminated anhedral pyrite than with veining, have been taken to suggest that at least some of the zones may be more closely allied to porphyry-style systems.  Such a suggestion has some credence, particularly when one considers the common association of mineralization at the Brucejack Project with hornblende feldspar phyric flows and fragmental rocks which are rich in groundmass potassium feldspar.  Previously, these rocks have been interpreted as intrusive and therefore the mineralized zones were considered to be broadly “intrusive-related.”

Until the property-scale geologic framework is better established, and until Pretivm has a better understanding of the controls on the formation of the mineralized zones, the Company is refraining from rigid adherence to, and acceptance of, a single deposit model.  In the meantime, Pretivm is taking steps to provide tighter constraints on the possibilities of deposit formation in the form of ongoing geochronological, petrographic, and whole rock geochemical studies, and is planning further similar studies, as well as stable isotopic and fluid inclusion work.  One of the goals of such work will be to better understand what the components of the hydrothermal system were, and where the metals, water, and sulphur in the system, or systems, were derived from.

Drilling

In 2011, a total of 72,805 metres of drilling was completed in holes SU-110 to SU-288.  At the end of each drill shift, all core was transported by helicopter to the handling, logging, and storage facility on site.  Prior to any geotechnical and geological logging, the entire drill core was photographed in detail with the digital colour photographic images for each interval of core filed with the digital geological logs.

A trained geo-technician recorded the core recovery and rock quality data for each measured drill run.  All lithological, structural, alteration and mineralogical features of the drill core were observed and recorded during the geological logging procedure.  This information was later transcribed into the computer using a program that was compatible with Gemcom software.

The geologist responsible for logging assigned drill core sample intervals with the criteria that the intervals did not cross geologic contacts and the maximum sample length was two metres.  Within any geologic unit, sample intervals of 1.5 metres long could be extended or reduced to coincide with any geologic contact.  Sample lengths were rarely greater than two metres or less than 0.5 metres, and they averaged 1.52 metres long.

Upon completion of the geological logging, the samples were sawn in half lengthwise.  One-half of the drill core was placed in a plastic sample bag and the other half was returned to its original position in the core box.  The sample bags were consolidated into larger shipping containers and delivered to the assay laboratory.

It is the opinion P&E Mining Consultants Inc. (“P&E”) that the core logging procedures employed are thorough and provide sufficient geotechnical and geological information.  There is no apparent drilling or recovery factor that would materially impact the accuracy and reliability of the drilling results.  P&E believes that drilling has been conducted using industry best practice guidelines.

Sampling, Analysis and Data Verification

Sampling Method and Approach

The 2011 program on the Brucejack Project used ALS Minerals Laboratories Ltd. (“ALS”) as the principal laboratory.  The samples that were originally sent to ALS in Terrace, British Columbia for sample preparation were then forwarded to the ALS facility in Vancouver, British Columbia, for analysis.  ALS is an internationally recognized minerals testing laboratory operating in 16 countries and has an ISO 9001:2000 certification.  The laboratory in Vancouver has also been accredited to ISO 17025 standards for specific laboratory procedures by the Standards Council of Canada.  Samples at ALS were crushed to 70% passing 2 millimetres, (-10 mesh).  Samples were riffle split and 500 grams were pulverized to 85% passing 75 micrometres (-200 mesh).  The remaining coarse reject material was returned to Pretivm for storage in their Smithers warehouse for possible future use.  Gold was determined using fire assay on a 30 gram aliquot with an atomic absorption finish.  In addition, a 33 element package was completed using a four acid digest and ICP-AES analysis, which included the silver.

In P&E’s opinion, the sample preparation, security, and analytical procedures relating to the Brucejack Project are satisfactory.

Data Verification

The Brucejack Project was visited by Mr. Fred Brown, CPG, Pr.Sci.Nat. from September 13 to 15, 2011.  Independent verification sampling was done on diamond drill core, with ten samples distributed in nine holes collected for assay.  An attempt was made to sample intervals from a variety of low and high-grade material.  The chosen sample intervals were then sampled by taking the remaining half-split core.  The samples were then documented, bagged, and sealed with packing tape and were brought by Mr. Brown to ALS in Terrace, British Columbia for analysis.

At no time, prior to the time of sampling, were any employees or other associates of Pretivm advised as to the location or identification of any of the samples to be collected.

Quality Control

During 2011, data was entered into a data capture tool suited for import to a database.  Data were then sent digitally to Caroline Vallat at GeoSpark Consulting Inc. (“GeoSpark”).  Updated sampling data was provided regularly, including down hole primary sample details as well as reference to duplicate samples and standards and blanks inserted throughout the sampling.  The drill hole header, survey, and down hole attribute data was also provided on a regular basis.  To the best of Geospark’s knowledge, the sample data was provided in their original digital state, and there is no reason to suspect any data tampering.

Data provided was loaded to a relational database suited for quality assurance and quality control (“QAQC”) on the analytical results reported by ALS in Vancouver, British Columbia.  The database was reviewed regularly to ensure that the data remained functional for use by eliminating down hole interval overlaps, records beyond end of hole depths, addressing any data entry issues related to the down hole attribute codes, etc.  Updates were also made to the sampling table wherever QAQC measures revealed data entry issues related to the sample identities or details.  For example, there were some issues where the wrong standard identity was entered and the returned analytical results clearly revealed the correct standard identity.  All updates to sample identities were tracked within the database.

All analytical results were entered directly from ALS and SGS Canada (“SGS”) assay certificates to a database managed by Geospark.  The analytical results were then provided to Pretivm personnel for use internally.  The analytical records in the 2011 Brucejack Project database exist as they were provided from the labs.  The data were provided as they were originally produced and there was no need to perform manual verification.

Ongoing review of the analytical results took place in order to remedy any suspect analytical results.  Re-analyses were requested from the lab whenever there was a question of the accuracy of results reported.  In addition, internal lab repeat and field duplicates were reviewed in order to monitor the repeatability or precision of results reported.  Any re-analyses were further reviewed and the results were assigned to the primary samples which were denoted with a suffix of 'R', meaning re-run.

Duplicates, standards, and blanks were inserted at approximately every twentieth sample and amount to 5.86 percent, 5.76 percent, and 5.98 percent relative to the total number of primary samples submitted to ALS.  In addition, a representative set of check samples was submitted to SGS for analysis using similar analytical methods and techniques.  The check samples serve to define any bias in the primary results.

This amount of QAQC data is sufficient to represent the quality of the sample analytical results reported by ALS.  Ongoing documentation of the analytical result QAQC was provided to Pretivm.  A summary QAQC report relating to the 2011 Brucejack Project analytical results was written by Caroline Vallat and is dated December 22, 2011 (the “Vallat Report”).  An excerpt from the Vallat Report concludes that, "With consideration of inhomogeneity within the Brucejack Project mineralization as a function of narrow high-grade vein mineralization and thorough review of the analytical results reported on field duplicates, a satisfactory level of precision has been inferred for the primary sample results.  Additionally, initial review of the internal lab repeat results at the time of analysis reporting has increased the confidence in results reported by ALS.  Mineral concentrations reported on standard and blank materials have been consistently monitored in order to remove any concern of local contamination or instrumentation issues.  The detailed review of the standard and blank results has inferred that there is strong accuracy in the primary sample results reported by ALS.  Check sampling has shown that there is no need for concern of bias in the primary sample results reported.  The QAQC measures taken and addressed herein have allowed for overall confidence in the analytical results reported for the 2011 Brucejack Project data."

Upon finalization of the 2011 Brucejack Project database maintained by GeoSpark, the data were provided directly to the authors of the Brucejack Report.

Mining Operations

The Brucejack Project is planned to be mined as an underground operation.  The two lodes targeted for underground mining are the West Zone and VOK Zone.  The underground operation is based on contemporary rubber tired, diesel powered mobile equipment. Truck haulage of rock will be via a decline ramp system.  Production will be achieved through implementation of the longhole open stoping method with a combination of rock and paste backfills.

The underground mine will operate for 26 years, including two years of preproduction development, producing a total of 11.8 million tonnes of mineralized material. The nominal production rate is 1,500 tonnes per day with a life of mine average mill feed grade of 18.9 grams per tonne gold and 59.3 grams per tonne silver.  The underground mine design and inventory for both the West Zone and VOK Zone lodes are based on a net smelter return cut-off of C$180 per tonne of mineralized material.

Metallurgical Test Work Review

Several testing programs have been conducted to investigate the metallurgical performance of the mineralized samples.  These programs included test work conducted in 2009 and early 2011 by Metallurgical Division at Inspectorate America Corp, as well as historical test work conducted between 1988 and 1990 completed by Cominco Engineering Services Ltd.  Currently, Pretivm is conducting a comprehensive metallurgical test program to further assess the metallurgical performance of the mineralization to support a feasibility study. The ongoing test results are not included in this test work review.

The 2009 and 2011 preliminary metallurgical test work investigated the metallurgical responses of the mineral samples from various mineralization zones to bulk flotation, gravity concentration and cyanidation. The testing programs include open circuit process condition optimization and variability tests. The test results showed that the mineralization was amenable to a combined flowsheet consisting of gravity separation, flotation and cyanidation (including intensive leaching), for the recovery of gold and silver. The variability test results showed that the combined flowsheet could recover approximately 89 to 99% of the gold from the head samples containing approximately 1.79 g/t gold to 73.3 g/t gold.

The test work and mineralogical study also indicated that there is a significant amount of the gold in the mineralization present as free gold with a wide range of grain sizes. The gravity concentration would recover approximately 30% of the gold from the variability test samples.  The grindability test results showed that the mineralization is moderately hard with an average Bond ball mill work index of 16.0 kilowatt hour per tonne.

Further test work to optimize the flotation, gravity concentration and cyanidation conditions is ongoing.

Mineral Processing

According to the test results, the process flowsheet for the Brucejack Project mineralization will be a combination of conventional bulk sulphide flotation, gravity concentration and cyanidation with gold and silver recovery by the Merrill-Crowe process. The process is developed to produce gold-silver doré.

There will be two process plants; a flotation plant at the mine site to produce bulk gold-silver flotation concentrate/gravity concentrate and a leach plant (cyanidation and recovery) at the leach plant site to produce gold-silver doré. The leach plant will be located east of the proposed mine site, next to Highway 37. The proposed process rate is 1,500 tonnes per day with an availability of 92% (365 days per year).

The mine site process plant will consist of two stages of crushing, primary grinding, gravity concentration and flotation processes to produce a gravity concentrate and a bulk flotation concentrate containing gold and silver. The produced bulk rougher/scavenger concentrate and the gravity concentrate will be dewatered and trucked to the leach plant by 20-tonne trucks.

The leach plant will consist of the bulk concentrate regrinding and gravity concentration, cyanidation and gold and silver recovery by the Merrill-Crowe process.  The conventional cyanidation process will leach the reground rougher concentrates (after gravity concentration) to recover gold and silver.  An intensive leach process is proposed to recover gold and silver from the tailings of the gravity cleaner concentration.  The extracted gold and silver from the leaching circuits together with the high grade gravity concentrate from the tabling process will be refined on site to produce gold-silver doré.

A part of the final flotation tailings will be used for the underground backfilling and the rest will be discharged to the Brucejack Lake.  The leach residues will be sent to the tailing storage facility after the residual cyanide is destructed.

Tailings, Waste and Water Management

Two tailing streams will be produced from two separate process plants: rougher flotation tailings from the mine site at Brucejack Lake and leach tailings from the leach plant located near Bell Irving River and Highway 37.  Approximately 9.4 million tonnes of flotation tailings will be generated over the mine life.  Approximately half of the flotation tailings will be paste backfilled to the underground, while the remaining tailings will be deposited in Brucejack Lake.

The tailings distribution line to the lake will be located on the south side of the lake.  The pipeline will extend to a depth of approximately 70 metres and tailings will be deposited at the bottom of the lake.  The flotation tailings are not anticipated to be acid generating.

The concentrate will be trucked from the mine site at Brucejack Lake to the leach plant for secondary processing. Approximately 2.4 million tonnes of leach tailings will be deposited as a slurry in a fully double lined side-hill tailings storage facility (“TSF”) located adjacent to the leach plant.  A starter dam to store two years of production will be constructed initially to a height of 11 metres above the downstream toe.  The dam will be raised over the mine life to a height of 26 metres above the downstream toe. The leach tailings are anticipated to be acid generating and water from the tailing storage facility will be treated prior to discharge.

Approximately 2.4 million tonnes of waste rock will be produced throughout the mine life.  The majority of the waste rock will be deposited underground; however some waste rock will be deposited in Brucejack Lake.  Any waste rock put into the lake will have a water cover to limit acid generation. It is assumed that the water decanted from the lake will be suitable for discharge and that waste rock will not leach metals at neutral pH.

Environmental Considerations

An initial review of environmental conditions and planned Brucejack Project features indicates that proactive design and mitigation can successfully address environmental impacts associated with developing, operating, and closing the proposed Brucejack Project.

As with other projects in the northern Coast Range of British Columbia, water management is a key issue for the Brucejack Project.  Water contained in the waste rock and mill tailings will report to the Brucejack Lake with disposal of these wastes at depth.  Brucejack Lake appears to be a fishless lake, however, second season of sampling is necessary to confirm this information.  A suitable location with a reasonably small catchment for the leach TSF, greatly aids in water management.  Diversion channels upslope of the TSF will divert most clean run-off flows around the main dam.

Throughout the Brucejack Project, Pretivm plans to involve First Nations in environmental plans to gain from their knowledge of the region, as well as to keep them informed of Brucejack Project goals.

Infrastructure

The mine site will be located west of the leach plant and will be accessible by the rehabilitated Newhawk access road, as described above.  The leach plant site will be accessible by a planned permanent road constructed between a junction with Highway 37 and the leach plant site.  Highway 37 passes approximately 8 kilometres from the planned leach plant site.  At the mine site, a crushing facility will be designed to crush the mineralized material from the proposed mine. The mill will produce bulk gold-silver concentrate.

The main facilities at the mine site will consist of the following:

•	primary and secondary crushing;
•	primary grinding and flotation;

•	concentrate dewatering and handling;
•	backfill paste plant;
•	warehouse building;
•	truck shop;
•	permanent camp integrated with offices; and
•	utilities and water services.

The tailings produced from the process plant at the mine site will be backfilled to underground stopes or deposited in Brucejack Lake, located approximately 1 kilometre north of the process plant.  The main facilities at the leach plant site will consist of the following:

•	cyanide leaching and gold recovery process plant;
•	emergency response and vehicle storage building;
•	warehouse;
•	permanent camp integrated with offices; and
•	utilities and water services.

The leach tailings will be deposited in the TSF, located approximately 1 kilometre south of the leach plant.

Power Supply and Distribution

At the production rate of 1,500 tonnes per day, the operation load is estimated to be approximately 8 megawatts ±10%.  The load will be divided between the mine site located near Brucejack Lake and the leach plant site located near Highway 37.  Power for the mine and mill site will be provided by an overhead power transmission line.  Two diesel generators, each rated 1.5 megawatt will provide power for the leach plant.  A heat recovery system will be installed to recover the heat generated from the diesel generators for building heating at the leach plant site.

Capital Cost Estimate

The initial capital cost for the Brucejack Project was estimated at US$436.26 million with an expected accuracy range of ±35%. The capital cost summary is shown in Table 5, below:

Table 5                                Capital Cost Summary

Description	Total Cost (US$)
Direct Works
Overall Site	11,355,122
Mine Underground (AMC)	114,344,196
Mine Surface Works (AMC)	13,892,222
Mine Site Process	35,411,786
Mine Site Utilities	56,635,194
Mine Site Buildings	16,412,370
Tailings	17,619,560
Temporary Facilities	3,917,160
Plant Mobile Equipment (Mine Site)	3,733,781
Leach Area	28,195,726
Leach Area Utilities	16,608,277
Leach Mine Buildings	6,506,949
Temporary Facilities	1,405,026
Plant Mobile Equipment (Leach Site)	2,278,693
Direct Works Subtotal	328,316,062
Indirect Works
Indirect	58,212,020
Owner’s Costs	11,904,000
Contingency	37,827,393
Indirect Works Subtotal	107,943,413
Total	436,259,475

Operating Cost Estimate

The total operating cost for the Brucejack Project is estimated at Cdn$170.90 per tonne milled.  The estimate includes operating costs for conventional underground mining, process, material rehandling and general and administration and surface services.  Tailings and residue disposal operating costs are included in the sustaining capital costs for the Brucejack Project.  On average, a total of 268 personnel are projected for the operation, including 114 personnel for mining, 111 personnel for process, and 43 personnel for general management and surface services.

Economic Evaluation

The Brucejack PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  Mineral resources that are not mineral reserves have no demonstrated economic viability.  There is no certainty that the Brucejack PEA will be realized.

The economic evaluation of the Brucejack Project contained in the Brucejack PEA was prepared by Tetra Tech based on a pre-tax financial model.  For the 24-year life of mine and 11.8 million tonnes of mine plan tonnage, the following pre-tax financial parameters were calculated using base case metal prices of US$1,100/oz gold and US$21.00/oz silver and an exchange rate of 0.93:1:00 (US$:Cdn$):

•	29.8% internal rate of return (“IRR”)
•	4.1-year payback on US$436.3 million capital
•	US$2,262 million net present value (“NPV”) at 5% discount rate.

The post-tax economic evaluation of the Brucejack Project, using the base case prices as set out above, was calculated after the applicable taxes were applied to the estimated annual cash-flows.  The following post-tax financial parameters were calculated:

•	25.0% IRR
•	4.2-year payback on US$436.3 million capital
•	US$1,454 million NPV at 5% discount rate.

Using the spot prices as at February 17, 2012, of US$1,733.60/oz gold and US$33.46/oz silver and an exchange rate of 0.997:1:00 (US$:Cdn$) the following pre-tax financial parameters were calculated also based on the 24-year life of mine and 11.8 million tonnes of ore:

•	43.4% internal rate of return (“IRR”)
•	3.2-year payback on US$436.3 million capital
•	US$4,330 million net present value (“NPV”) at 5% discount rate.

The post-tax economic evaluation of the Brucejack Project, using the spot prices as at February 17, 2012 as set out above, was calculated after the applicable taxes were applied to the estimated annual cash-flows.  The following post-tax financial parameters were calculated:

•	36.5% IRR
•	3.3-year payback on US$436.3 million capital
•	US$2,808 million NPV at 5% discount rate.

Metal revenues included in the Brucejack Project cash flow model are based on the average metal production, as presented in Table 6, below.

Table 6                      Brucejack Project Metal Production

Metal	Average Annual Production		Total Production
	Years 1 to 12	LOM	Years 1 to 12	LOM
Gold (‘000 oz)	325	287	3,899	6,878
Silver (‘000 oz)	444	710	5,333	17,030

Sensitivity analyses were carried out on the following parameters:

•	gold price
•	silver price
•	exchange rate
•	operating cost
•	capital cost.

Brucejack Project Development Plan

The period from construction to introduction of first material into the mill will be approximately two years from the time approval is received from Pretivm’s board of directors.  A further four to six months is planned for commissioning and ramping up of production.  The Brucejack Project execution schedule was developed to provide a high-level overview of all activities required to complete the Brucejack Project.

The Brucejack PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that the plans in the Brucejack PEA will be realized.

DIVIDENDS

We have not, since the date of incorporation, declared or paid any dividends on our common shares, and do not currently have a policy with respect to the payment of dividends. For the foreseeable future, we anticipate that we will retain future earnings and other cash resources for the operation and development of our business. The payment of dividends in the future will depend on the earnings, if any, and our financial condition and such other factors as our directors consider appropriate.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of Common Shares, without par value, and an unlimited number of Preferred Shares, without par value, issuable in series. 88,123,136 Common Shares and no Preferred Shares were issued and outstanding as at the date of this AIF.

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of the Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities. The holders of Common Shares are entitled to receive any dividends declared by the Company in respect of the Common Shares, subject to the rights of holders of other classes ranking in priority to the Common Shares with respect to the payment of dividends, on a pro rata basis.  Any alteration of the rights attached to the Common Shares must be approved by at least two-thirds of the Common Shares voted at a meeting of our shareholders.

TRADING PRICE AND VOLUME

Our Common Shares trade on the TSX and the NYSE under the symbol “PVG”.  Our Common Shares commenced trading on the NYSE on January 12, 2012.  The following table sets out the price ranges (high, low and close) and trading volume of our Common Shares as quoted on the TSX for each month our most recently completed financial year:
	TSX
Period	High ($)	Low ($)	Close ($)	Volume (Shares)
December 2011	13.48	11.06	12.51	7,926,386
November 2011	12.24	8.27	12.24	5,761,115
October 2011	10.50	8.86	9.90	3,058,182
September 2011	13.00	9.95	9.98	5,372,099
August 2011	10.98	9.07	10.07	3,167,542
July 2011	11.24	9.06	10.22	2,851,057
June 2011	9.64	8.49	9.16	2,084,817
May 2011	9.74	7.89	9.61	2,170,644
April 2011	10.52	9.17	9.74	4,744,819
March 2011	14.19	9.42	9.92	7,423,776
February 2011	11.49	6.35	10.41	5,161,555
January 2011	6.60	6.01	6.30	3,962,915

The closing price of the Common Shares on the TSX and the NYSE on March 9, 2012, the last trading day before the date hereof, was $17.54 and $17.71 US per Common Share, respectively.

PRIOR SALES

Except with respect to stock options issued under the Company’s stock option plan as set out in the table below, the Company did not issue any securities in our most recent financial year that are of a class that is not listed or quoted for trading on a marketplace.
Date Granted	Number	Exercise Price
January 28, 2011	1,575,000	$6.10
February 10,2011	100,000	$8.73
March 16, 2011	655,000	$11.01
August 11, 2011	125,000	$9.55
November 2, 2011	275,000	$9.73
December 15, 2011	1,435,000	$11.78

DIRECTORS AND OFFICERS

Name and Occupation

The following table sets forth the name of each of our directors and executive officers, their province or state and country of residence, their position(s) with the Company, their principal occupation during the preceding five years and the date they first became a director of the Company and the number of Common Shares held or controlled, directly or indirectly by such officer or director as of the date of this AIF.  Each director’s term will expire immediately prior to the first annual meeting of shareholders.

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since	Number of Common Shares and Warrants Held(3)
Robert A. Quartermain British Columbia, Canada	President and Chief Executive Officer and Director	President and Chief Executive Officer of the Company October 2010 – present Retired – January 2010 to October 2010 Chief Executive Officer, Silver Standard – January 1985 – January 2010.	October 22, 2010	2,876,353 Common Shares
Peter J.A. de Visser British Columbia, Canada	Chief Financial Officer	Chief Financial Officer of the Company October 2010 to present Partner of DeVisser Gray LLP Chartered Accountants 1987 to December 2011	–	56,000 Common Shares
Joseph J. Ovsenek British Columbia, Canada	Vice President, Chief Development Officer and Director
Vice President, Chief Development Officer of the Company, January 2011 – present
Senior Vice President, Corporate Development, Silver Standard, September 2009 – January 2011.
Senior Vice President, Corporate, Silver Standard, February 2003 – September 2009.
			December 21, 2010	122,875 Common Shares
Kenneth McNaughton British Columbia, Canada	Vice President, Chief Exploration Officer	Vice President, Chief Exploration Officer of the Company – January 2011 to Present Vice President, Exploration, Silver Standard, July 1991 – January 2011.	–	525,500 Common Shares 50,000 Warrants
John Smith(2) British Columbia, Canada	Director
Chief Executive Officer, Silver Standard – August 2010 – present.
Vice President, Resourcing and Development, BHP Billiton – January 2009 to June 2010.
President, Iron-Ore Integration, BHP Billiton - September 2008 to December 2008.
CEO, BHP Billiton Mitsubishi Alliance - April 2005 to August 2008.
			December 21, 2010	40,000Common Shares 7,500 Warrants

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since	Number of Common Shares and Warrants
Christopher Noel Dunn(1)(2) Massachusetts, USA	Director
Managing Director of Liberty Mining & Metals, a subsidiary of Liberty Mutual Investments September 2011 – present.
Partner – Niantic Advisors LLC, April 2009 – October 2011.
Managing Director, JP Morgan, May 2008 – February 2009.
Senior Managing Director, Bear Stearns, May 2001 to May 2008.
			October 22, 2010	100,000 Common Shares 50,000 Warrants
Ross Mitchell(1)(2) British Columbia, Canada	Director	Retired, July, 2007 - present Vice President, Finance, Silver Standard January 1996 - July 2007	October 22, 2010	102,500 Common Shares
Tom S.Q. Yip(1)	Director
Chief Financial Officer of International Tower Hill Mines Ltd. since September 2011.
Vice President, Finance and Chief Financial Officer, Silver Standard July 2007 – August 2011.
Vice President and Chief Financial Officer at Asarco LLC May 2006 to June 2007.
			February 15, 2011	35,000 Common Shares 5,000 Warrants
Notes:
(1)	Member of the Audit Committee.
(2)	Member of the Compensation and Corporate Governance Committee.
(3)	Warrants to purchase Common Shares owned by Silver Standard at a price of $12.50 per Common Share, expiring April 7, 2012 (the “Warrants”).

Shareholdings of Directors and Senior Officers

Our directors and executive officers, as a group, beneficially own, control or direct, directly or indirectly, 3,858,228 Common Shares representing approximately 4.4% of the issued and outstanding Common Shares and hold options and Warrants to acquire an additional 5,402,500 Common Shares, representing approximately 5.7% of the Common Shares on a fully-diluted basis.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of our directors or executive officers is, as at the date hereof, or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period or more than 30 consecutive days (a “Cease Trade Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such issuer, or (b) was subject to a Cease Trade Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of our directors or executive officers, nor, to our knowledge, any shareholder holding a sufficient number of our securities to affect materially the control of the Company (a) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including ours) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or shareholder.

None of our directors or executive officers, nor, to our knowledge, any shareholder holding a sufficient number of our securities to affect materially the control of the Company, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of our knowledge, there are no known existing or potential conflicts of interest between the Company and any of our directors or officers as a result of such individual’s outside business interests at the date hereof. However, certain of our directors and officers are, or may become, directors or officers of other companies, including in particular Silver Standard, with businesses which may conflict with the our business.  Accordingly, conflicts of interest may arise which could influence these individuals in evaluating possible acquisitions or in generally acting on behalf of the Company. Pursuant to the BCBCA, directors are required to act honestly and in good faith with a view to the best interests of the Company. As required under the BCBCA and our Articles:

A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.

A director who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction into which the Company has entered or proposes to enter may generally not vote on any directors’ resolution to approve the contract or transaction.

Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that our Board is considering will not take part in any Board discussion respecting that contract or transaction. If on occasion such directors do participate in the discussions, they will abstain from voting on any matters relating to matters in which they have disclosed a material interest. In appropriate cases, we will establish a special committee of independent directors to review a matter in which directors, or management, may have a conflict.

AUDIT COMMITTEE INFORMATION

Under National Instrument 52-110 (“NI 52-110”) companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, the composition of the audit committee and the fees paid to the external auditor.  The text of the Company’s audit committee’s charter is attached as Appendix 1 to this AIF.

The Company’s current audit committee is comprised of Ross Mitchell (Chair), Christopher Noel Dunn and Tom S.Q. Yip, all of whom are independent and financially literate as such terms are defined in NI 52-110.

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Ross Mitchell is a Chartered Accountant who has over thirty years of experience holding senior finance positions in both mining and mineral exploration companies. He was Vice President, Finance of Westmin Resources Inc. from 1989 to 1995. In 1996, he became Vice President, Finance of Silver Standard and held this position until his retirement in 2007.  He earned a Bachelor of Commerce degree from the University of British Columbia in 1971 and a Chartered Accountant designation from the Institute of Chartered Accountants of British Columbia in 1973.

Christopher Noel Dunn is currently a Managing Director of Liberty Mining & Metals, a subsidiary of Liberty Mutual Investments, focused on investing in early stage mining companies.  He is a limited partner of Niantic Partners LLC, a private equity partnership investing in commercial real estate.  Prior to these posts, Mr. Dunn was at JP Morgan from May 2008 to February 2009 and at Bear Stearns from May 2001 to May 2008, as a leader of their respective investment banking practices in mining and metals.  From September 1988 to May 1999, Mr. Dunn was a Managing Director of Goldman Sachs, managing a capital underwriting business in London. Mr. Dunn holds a Master of Arts degree from the University of Edinburgh and a Master of Science degree from the University of Durham.

Tom S.Q. Yip has over 25 years of experience in all aspects of financial management with both private and publicly traded resource companies.  Mr Yip is currently the Chief Financial Officer of International Tower Hill Mines Ltd.  From 2007 to 2011, Mr. Yip served as the Chief Financial Officer for Silver Standard.  Prior to that, he served as the Chief Financial Officer of Asarco, LLC, a copper mining, smelting and refining company, from 2006 to 2007.  He began his career in the mining industry with Echo Bay Mines Ltd., where he worked for 20 years holding various financial roles of increasing responsibility, including Principal Accounting Officer and then Chief Financial Officer.  Mr. Yip is a Chartered Accountant and holds a Bachelor of Commerce degree in Business Administration from the University of Alberta.

Pre-approval Policy

The Audit Committee meets with the CEO and CFO of the Company and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed, subject to shareholder approval. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities.

The chair of the Audit Committee is generally responsible for overseeing the Audit Committee in its responsibilities as outlined in the Audit Committee Charter. The chair’s duties and responsibilities include presiding at each meeting of the Audit Committee, referring specific matters to the Board in the case of a deadlock on any matter or vote, receiving and responding to all requests for information from the Company or the independent auditors, leading the Audit Committee in discharging its tasks and reporting to the Board on the activities of the Audit Committee.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in respect of the last two financial years are as follows:
	2010	2011
Audit Fees(1)	$31,536	$30,000
Audit-Related Fees	Nil	$44,625
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil

Notes:
(1)
Audits of the Company’s consolidated financial statements, meetings with the Audit Committee and management with respect to quarterly filings, consulting and accounting standards and transactions, issuance of consent in connection with Canadian and United States securities filings.

(2)
Audit-related fees were paid for assurance and related services by the auditors that were reasonably related to the performance of the audit or the review of the Company’s financial statements that are not included in Audit Fees.

(3)	Tax compliance, taxation advice and tax planning.

RISK FACTORS

Investing in the securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of exploration of our mineral properties. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking information relating to the Company, or its business, property or financial results, each of which could cause purchasers of securities to lose part or all of their investment. You should carefully consider the following risk factors along with other risk factors included elsewhere in the AIF.

Risks Related to the Business of the Company

We have no mineral properties in production or under development and even if the development of any of our properties is found to be economically feasible, we will be subject to all of the risks associated with establishing new mining operations.

We do not currently have mineral properties under development. Even if the future development of any of our properties is found to be economically feasible, and the development of which is approved by the Board, such development will require the construction and operation of mines, processing plants and related infrastructure. As a result, we are and will continue to be subject to all of the risks associated with establishing new mining operations, including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;
•	the availability and cost of skilled labour, mining equipment and principal supplies needed for operations;
•	the availability and cost of appropriate smelting and refining arrangements;
•	the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;
•	the availability of funds to finance construction and development activities;
•	potential opposition from non-governmental organizations, First Nations, environmental groups, local groups or other stakeholders which may delay or prevent development activities; and
•	potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

The costs, timing and complexities of developing our projects may be greater than anticipated because the majority of such property interests are not located in developed areas, and, as a result, our property interests may not be served by appropriate road access, water and power supply and other support infrastructure. Cost estimates may increase as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start up. Accordingly, we cannot provide assurance that our activities will result in profitable mining operations at our mineral properties.

We are an exploration stage company that has no history of production and no revenue from operations. We cannot provide assurance that we will generate any operating revenues at our mineral properties in the future.

We are an exploration company and all of our properties are in the exploration stage. We have a very limited history of operations and to date have generated no revenue from operations. As such, we are subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. We have not defined or delineated any proven or probable mineral reserves on any of our exploration stage properties. Mineral exploration involves significant risk, since few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines.

We anticipate that we will continue to incur exploration and development costs without realizing any revenues for the foreseeable future. We expect to continue to incur losses unless and until such time as one or more of our mineral properties enters into commercial production and generates sufficient revenues to fund our continuing operations. If we are unable to generate significant revenues at the Brucejack Project, we will not be able to earn profits or continue operations. We cannot provide investors with any assurance that we will ever develop a mine at the Brucejack Project.

We may not have sufficient funds to develop our mineral properties or to complete further exploration programs.

We are an exploration company with limited financial resources. We currently generate no operating revenue, and must primarily finance exploration activity and the development of mineral properties by other means. In the future, our ability to continue exploration, and development and production activities, if any, will depend on our ability to obtain additional external financing. Any unexpected costs, problems or delays could severely impact our ability to continue exploration and development activities.

The sources of external financing that we may use for these purposes include project or bank financing, or public or private offerings of equity and debt. In addition, we may enter into one or more strategic alliances or joint ventures, decide to sell certain property interests, or utilize one or a combination of all of these alternatives. The financing alternative we choose may not be available on acceptable terms, or at all. If additional financing is not available, we may have to postpone the further exploration or development of, or sell, one or more of our principal properties. Furthermore, even if we raise sufficient additional capital, there can be no assurance that we will achieve profitability or positive cash flow. In addition, any future equity offering will further dilute your equity interest in us and any future debt financing will require us to dedicate a portion of our cash flow to payments on indebtedness and will limit our flexibility in planning for or reacting to changes in our business.

We are dependent on the Brucejack Project for our future operating revenue.

Our only material property for the purposes of NI 43-101 is the Brucejack Project, which has a limited life based on mineral resource estimates. There are no established mineral reserve estimates with respect to the Brucejack Project. Mineral resources are not mineral reserves and do not have demonstrated economic viability.  In order to be able to develop a mine and commence production, we will be required to replace and expand our mineral resources and obtain mineral reserves. In the absence of additional mineral projects, the Company will be solely dependent upon the Brucejack Project for its revenue and profits, if any. In addition, development costs are difficult to predict and may render the development of the Brucejack Project financially unfeasible.  Should the development of the Brucejack Project turn out to be not possible or practicable, for political, engineering, technical, economic, legal or other reasons, our business and financial position will be significantly and adversely affected.

Mineral resource and reserve calculations are only estimates.

Any figures presented for mineral resources in this AIF or in any document incorporated by reference herein, any figures for mineral resources which may be presented in the future or any figures for mineral reserves that may be presented by us in the future are and will only be estimates. There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserves or mineral resources are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurances can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations as to the mineral resources and grades of mineralization on our properties.

The estimating of mineral reserves and mineral resources is a subjective process that relies on the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate.

Estimated mineral reserves or mineral resources may have to be recalculated based on changes in mineral prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral reserve or resource estimates. The extent to which resources may ultimately be reclassified as proven or probable mineral reserves is dependent upon the demonstration of their profitable recovery. Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. We cannot provide assurance that mineralization can be mined or processed profitably.

Our mineral resource estimates have been determined and valued based on assumed future metal prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of our mineralization uneconomic and result in reduced reported mineral resources, which in turn could have a material adverse effect on our results of operations or financial condition.  We cannot provide assurance that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. In addition, if our projects produce concentrate for which there is no market, specifically, with respect to concentrate containing rhenium, this may have an impact on the economic model for the Brucejack Project. A reduction in any resources that may be estimated by us in the future could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

No assurances can be given that any mineral resource estimates for the Brucejack Project will ultimately be reclassified as proven or probable mineral reserves. The failure to establish proven and probable mineral reserves could restrict our ability to successfully implement our strategies for long-term growth and may impact future cash flows, earnings, results of operation and financial condition.

Uncertainty exists related to mineral resources.

There is a risk that inferred mineral resources referred to in this AIF cannot be converted into measured or indicated mineral resources as there may be limited ability to assess geological continuity. In addition, there is no assurance that any mineral resources will, as a result of continued exploration, be determined to have sufficient geological continuity so as to be upgraded to constitute proven and probable mineral reserves.

Changes in the market price of gold and other metals, which in the past have fluctuated widely, may materially and adversely affect our revenues and the value of our mineral properties.

Our profitability and long-term viability will depend, in large part, on the market price of gold and silver. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•	global or regional consumption patterns;
•	the supply of, and demand for, these metals;
•	speculative activities;
•	the availability and costs of metal substitutes;
•	expectations for inflation; and
•	political and economic conditions, including interest rates and currency values.

We cannot predict the effect of these factors on metal prices. A decrease in the market price of gold and other metals could affect our ability to finance the exploration and development of any of our mineral properties. The market price of gold and other metals may not remain at current levels. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased gold production from mines developed or expanded as a result of current metal price levels. A sustained period of declining gold and other metal prices would adversely affect our financial performance, financial position and results of operations.

We may incur losses for the foreseeable future.

We expect to incur losses unless and until such time as our mineral projects generate sufficient revenues to fund continuing operations. The exploration and development of our mineral properties will require the commitment of substantial financial resources that may not be available. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners and the acquisition of additional property interests, some of which are beyond our control. We cannot provide assurance that we will ever achieve profitability.

General market events and conditions may adversely affect our business and industry.

In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage-backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008 and early 2009, causing a loss of confidence in the U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks and other financial institutions and insurers, and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and other governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. Since such time, there has been no broad and consistent improvement in general economic indicators, including employment levels, announced corporate earnings, economic growth and consumer confidence. Any or all of these market events and conditions may adversely affect our business and industry.

General economic conditions may adversely affect our growth, profitability and ability to obtain financing.

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and profitability. A number of issues related to economic conditions could have a material adverse effect on our financial condition and results of operations, specifically:

•	the global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;
•	the volatility of gold and other metal prices would impact our revenues, profits, losses and cash flow;
•	continued recessionary pressures could adversely impact demand for our production;
•	volatile energy, commodity and consumables prices and currency exchange rates would impact our production costs; and
•	the devaluation and volatility of global stock markets would impact the valuation of our equity and other securities.

Mining is inherently risky and subject to conditions or events beyond our control.

The development and operation of a mine or mine property is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome, including:

•	unusual or unexpected geological formations;
•	metallurgical and other processing problems;
•	metal losses;
•	environmental hazards;
•	power outages;
•	labour disruptions;
•	industrial accidents;
•	periodic interruptions due to inclement or hazardous weather conditions;
•	flooding, explosions, fire, rockbursts, cave-ins and landslides;
•	mechanical equipment and facility performance problems;
•	avalanches; and
•	the availability of materials and equipment.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, including to our employees, environmental damage, delays in mining, increased production costs, asset write downs, monetary losses and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums, or at all. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry.  We may suffer a material adverse impact on our business if we incur losses related to any significant events that are not covered by our insurance policies.

We cannot provide assurance that we currently hold or will successfully acquire commercially mineable mineral rights.

Exploration for and development of gold properties involves significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish mineral reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting gold from ore. We cannot ensure that our current exploration and development programs will result in profitable commercial mining operations.

The economic feasibility of development projects is based upon many factors, including the accuracy of mineral resource and mineral reserve estimates; metallurgical recoveries; capital and operating costs; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting and environmental management and protection; and gold prices, which are highly volatile. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits and availability of adequate financing.

Most exploration projects do not result in the discovery of commercially mineable ore deposits, and no assurance can be given that any anticipated level of recovery of ore reserves, if any, will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of mineral reserves, mineral resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, the metallurgy of the mineralization forming the mineral deposit, unusual or unexpected geological formations and work interruptions. If current exploration programs do not result in the discovery of commercial ore, we may need to write-off part or all of our investment in existing exploration stage properties.

Material changes in ore reserves, if any, grades, stripping ratios or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to develop commercially mineable mineral rights at our existing properties or identify and acquire other commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	establish ore reserves through drilling and metallurgical and other testing techniques;
•	determine metal content and metallurgical recovery processes to extract metal from the ore; and
•	construct, renovate or expand mining and processing facilities.

In addition, if we discover ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that we currently hold or will successfully acquire commercially mineable (or viable) mineral rights.

We are subject to significant governmental regulations.

Our exploration activities are subject to extensive federal, provincial and local laws, regulations and policies governing various matters, including:

•	environmental protection;
•	the management and use of toxic substances and explosives;
•	management of tailings and other wastes;
•	the management of natural resources and land;
•	the exploration and development of mineral properties;
•	mine construction;
•	mine production and post-closure reclamation;
•	exports;
•	price controls;
•	taxation and mining royalties;
•	labour standards and occupational health and safety, including mine safety; and
•	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause us to incur additional expense or capital expenditure restrictions or suspensions of our activities and delays in the exploration and development of our properties.

We require further rights and permits in order to conduct current and anticipated future operations, and delays in obtaining or failure to obtain such rights and permits, or a failure to comply with the terms of any such permits that we have obtained, could adversely affect our business.

Our current and anticipated future operations, including further exploration, development and commencement of production on our mineral properties, require permits from various governmental authorities. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon many variables not within our control. Shortages of personnel in various levels of government could result in delays or inefficiencies. Backlog within permitting agencies affected by the number of other large-scale projects currently in a more advanced stage of development could slow down the review process and adversely effect the permitting timeline of our projects. Negative public and stakeholder opinion is another factor that could affect the permitting timeline. As well, the specific permitting requirements that will ultimately apply to any project are difficult to correctly assess at the exploration and development stage. In addition, our future development plans may require us to obtain the necessary surface rights from the owners of such rights in order to complete the development of our projects.

We cannot provide assurance that all rights and permits that we require for our operations, including any for construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. In particular, we will require environmental assessments under federal and provincial legislation and specific permits and authorizations, including for the disposal of tailings from the Brucejack Project into Brucejack Lake. Delays or a failure to obtain such required permits, or the expiry, revocation or failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our activities are subject to environmental laws and regulations that may increase our costs and restrict our operations.

All of our exploration, development and production activities are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation is evolving and the general trend has been towards stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in our intended activities. Future changes in these laws or regulations could have a significant adverse impact on some portion of our business, requiring us to re-evaluate those activities at that time.

Environmental hazards may exist on our properties that are unknown to us at the present time and have been caused by previous owners or operators or that may have occurred naturally. We may be liable for remediating such damage.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed. Such enforcement actions may include the imposition of corrective measures requiring capital expenditure, installation of new equipment or remedial action.

There is uncertainty related to unsettled First Nations rights and title in British Columbia and this may create delays in project approval or interruptions in project progress.

The nature and extent of First Nations rights and title remains the subject of active debate, claims and litigation in British Columbia. First Nations in British Columbia have made claims of aboriginal rights and title to substantial portions of land and water in the province, including areas where the Company’s operations are situated, creating uncertainty as to the status of competing property rights. The Supreme Court of Canada has held that aboriginal groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors. Such aboriginal rights and title are not absolute and may be infringed by government in furtherance of a legislative objective, subject to meeting a justification test. However, decisions of the Supreme Court of Canada and the British Columbia Supreme Court cast doubt on the provincial government’s ability to justify infringements of treaty rights and aboriginal title, respectively. The effect of such claims on any particular area of land will not be determinable until the exact nature of historical use, occupancy and rights to such property have been clarified by a decision of the Courts or definition in a treaty. First Nations in the province are seeking settlements including compensation from governments with respect to these claims, and the effect of these claims cannot be estimated at this time. The federal and provincial governments have been seeking to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve many of these claims. Any settlements that may result from these negotiations may involve a combination of cash, resources, grants of conditional rights to undertake traditional pursuits (like hunting, gathering, trapping and fishing) on public lands, and some rights of self-government. The issues surrounding aboriginal title and rights are not likely to be resolved in the near future.

In a landmark decision in 2004, the Supreme Court of Canada determined that there is a duty on government to consult with and, where appropriate, accommodate First Nations where government decisions may impact on claimed, but as yet unproven, aboriginal rights or title. This decision also provided much needed clarification of the duties of consultation and accommodation. This decision was re-enforced in a 2010 decision of the Supreme Court of Canada, in which the Court re-affirmed and re-stated the test for determining when the duty to consult arises. The Court has made clear that third parties are not responsible for consultation or accommodation of aboriginal interests and that this responsibility lies with government. However, government permits, including environmental and mine permits, will not be granted by provincial and federal agencies unless they are satisfied that the duty to consult and accommodate has been fully met. In 2005, the Supreme Court of Canada confirmed that this duty exists with respect to claimed treaty rights.

A portion of the Brucejack Project lies within traditional First Nation territory and in the Nass Area, as defined in the final Agreement between the Nisga’a First Nation and the federal and provincial governments, which came into effect on May 11, 2000 (the “Final Agreement”). However, there may be overlapping claims by other First Nations. Given the unsettled nature of land claims and treaty rights in British Columbia, as well as the rights of the Nisga’a under the Nisga’a Final Agreement, there can be no guarantee that there will not be delays in project approval, unexpected interruptions in project progress, or additional costs to advance the Company’s projects.

In order to facilitate mine permitting, construction and the commencement of mining activities, the Company may deem it necessary and prudent to try to obtain the cooperation and approval of the local First Nations groups. Any cooperation and approval may be predicated on our committing to take measures to limit the adverse impacts on local First Nations groups and ensuring that some of the economic benefits of the construction and mining activity will be enjoyed by the local First Nations groups. There can be no guarantee that any of our efforts to secure such cooperation or approval would be successful or that the assertion of First Nations rights and title, or claims of insufficient consultation or accommodation, will not create delays in project approval or unexpected interruptions in project progress, or result in additional costs to advance our projects.

Our properties may be subject to uncertain title.

We cannot provide assurance that title to our properties will not be challenged. We hold mineral claims which constitute our property holdings. We may not have, or may not be able to obtain, all necessary surface rights to develop a mineral property. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained a secure claim to individual mining properties may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful claim contesting our title to a property could cause us to lose our rights to explore and, if warranted, develop that property or undertake or continue production thereon. This could also result in our not being compensated for our prior expenditures relating to such property.

Land reclamation requirements for our exploration properties may be burdensome.

Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to treat ground and surface water to drinking water standards, control dispersion of potentially deleterious effluent and reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on us in connection with exploration, development and production activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. The actual costs of reclamation and mine closure are uncertain and planned expenditures may differ from the actual expenditures required. Therefore, the amount that we are required to spend may be materially higher than our estimates. Any additional amounts we are required to spend on reclamation and mine closure may have a material adverse effect on our financial performance, financial condition and results of operations.

We may fail to identify attractive acquisition candidates or may fail to successfully integrate acquired material properties.

We may actively pursue the acquisition of exploration, development and production assets consistent with our acquisition and growth strategy. The identification of attractive candidates and integration of acquired properties, assets or entities involve inherent risks, including but not limited to:

•	accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;
•	ability to achieve identified and anticipated operating and financial synergies;
•	unanticipated costs;
•	diversion of management attention from existing business;
•	potential loss of our key employees or key employees of any business acquired;
•	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and
•	decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on our financial condition.

In connection with any future acquisitions, we may incur indebtedness or issue equity securities, resulting in increased interest expense or dilution of the percentage ownership of existing shareholders. Acquisition costs, additional indebtedness or issuances of securities in connection with such acquisitions, may adversely affect the price of our common stock and negatively affect our results of operations.

We may be adversely affected by future fluctuations in foreign exchange rates.

Our potential profitability is exposed to the financial risk related to the fluctuation of foreign exchange rates. The minerals that could be produced from our projects are priced in U.S. dollars but, since our only projects are located in Canada, the majority of our estimated expenditures are in Canadian dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar will have an effect on the potential profitability of our projects and therefore our ability to continue to finance our operations. To the extent that the actual Canadian dollar to U.S. dollar exchange rate is less than or more than the rate estimated in any future development plans, the profitability of our projects will be affected. Accordingly, our prospects may suffer due to adverse currency fluctuations.

High metal prices in recent years have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

The relative strength of metal prices over the past five years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. While recent market conditions have had a moderating effect on the costs of such services and equipment, increases in such costs may continue with the resumption of an upward trend in metal prices. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

The mining industry is very competitive.

We compete with other exploration and producing companies, many of which are better capitalized, have greater financial resources, operational experience and technical capabilities or are further advanced in their development or are significantly larger and have access to greater mineral reserves, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If we require and are unsuccessful in acquiring additional mineral properties or qualified personnel, we will not be able to grow at the rate we desire, or at all.

Our competitors may be able to devote greater resources to the expansion and efficiency of their operations or respond more quickly to new laws and regulations or emerging technologies than we can. We may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.

We may experience difficulty attracting and retaining qualified management to grow our business.

We are dependent on the services of key executives and other highly skilled and experienced personnel to advance our corporate objectives as well as the identification of new opportunities for growth and funding.  Robert A. Quartermain, Joseph J. Ovsenek, Kenneth McNaughton and Peter de Visser are currently our key executives. It will be necessary for us to recruit additional skilled and experienced management and personnel. Our inability to do so, or the loss of Mr. Quartermain, or any of our key executives, or our inability to attract and retain suitable replacements for such executives or the additional highly skilled employees required for our activities, would have a material adverse effect on our business and financial condition.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

Certain of our directors and officers also serve as directors or officers, or have significant shareholdings in, other companies involved in natural resource exploration and development or mining-related activities, including, in particular, Silver Standard. To the extent that such other companies may participate in ventures that we may also participate in, or in ventures that we may seek to participate in, our directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where our directors and officers have an interest in other companies, such other companies may also compete with us for the acquisition of mineral property investments. Such conflicts of our directors and officers may result in a material and adverse effect on our profitability, results of operation and financial condition. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

We may be unable to attract development partners.

The Company may seek to develop some or all of its projects in partnership with one or more third parties in a corporate or contractual joint venture, or otherwise, or to dispose of some part or of its project to another party, retaining a royalty interest therein. The Company may be unable to find such partners or to negotiate satisfactory terms therewith, in which case the Company will be obliged to either postpone development of such project or proceed alone with the costs of further development.

We may be subject to claims and legal proceedings that could materially adversely impact our financial position, financial performance and results of operations.

We may be subject to claims or legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. These matters may result in litigation or unfavorable resolution which could materially adversely impact our financial performance, financial position and results of operations.

Risks Related to the Acquisition

Potential liabilities associated with the Acquisition.

We conducted due diligence with respect to the Brucejack Project and the other Project Assets prior to our acquisition of such assets in December 2010; however, there is no certainty that our due diligence procedures revealed all of the risks and liabilities associated with the Acquisition. Silver Standard provided limited representations in the Acquisition Agreement with respect to the Brucejack Project and other Project Assets and those representations were further limited by time and by the knowledge of the persons giving such representations. Also, under the Acquisition Agreement the Company agreed to assume all environmental liabilities with respect to the Brucejack Project and other Project Assets. There may be material environmental or other material liabilities that we are not aware of and, accordingly, the potential monetary cost of such liabilities is also unknown.

Risks Related to our Securities

Silver Standard owns a significant number of Common Shares and is in a position to influence our governance and operations.

Silver Standard holds approximately 27.92% of the Company’s outstanding Common Shares, to the best of Pretivm’s knowledge. For as long as Silver Standard maintains a significant interest in the Company, it may be in a position to affect our governance and operations. Pursuant to the Investor Rights Agreement, Silver Standard is entitled to nominate to serve as members of our Board such number of nominees as is equal to the lesser of (i) one less than the number which constitutes a majority of the Board and (ii) the percentage of the Common Shares held by Silver Standard and securities convertible or exchangeable into Common Shares multiplied by the number of directors comprising the Board (rounded to the nearest whole number of nominees). In addition, Silver Standard may have significant influence over the passage of any resolution of our shareholders (such as would be required, to amend our constating documents or take certain other corporate actions) and may, for all practical purposes, be able to ensure the passages of any such resolution by voting for it or prevent the passage of any such resolution by voting against it. The effect of this influence by Silver Standard may be to limit the price that investors are willing to pay for our Common Shares. In addition, the potential that Silver Standard may sell its Common Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such Common Shares in the public market, could adversely affect the market price of the Common Shares.

Future sales or issuances of equity securities could decrease the value of any existing Common Shares, dilute investors’ voting power and reduce our earnings per share.

We may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into Common Shares) to finance our operations, exploration, development, acquisitions or other projects. We cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Common Shares. Sales, including any possible sales by Silver Standard, or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per share.

We do not intend to pay any cash dividends in the foreseeable future.

We have not declared or paid any dividends on our Common Shares. We intend to retain future earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends on the Common Shares in the foreseeable future. Any return on an investment in the securities will come from the appreciation, if any, in the value of the Common Shares. The payment of future cash dividends, if any, will be reviewed periodically by the Board and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors. See “Dividend Policy”.

We may be treated as a “passive foreign investment company” under the U.S. Internal Revenue Code, which could result in adverse tax consequences for investors in the United States.

Generally unfavourable U.S. federal income tax rules apply to U.S. persons owning stock of a passive foreign investment company (a “PFIC”). A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average value (or, if elected, the adjusted tax basis) of its assets are considered “passive assets” (generally, assets that generate passive income). The Company believes that it was a PFIC in 2011. We may be treated as a PFIC for U.S. federal income tax purposes in some or all subsequent years. If we were classified as a PFIC for any taxable year during which you hold our equity securities, any gain recognized on the sale of securities and any excess distributions paid on the securities must be rateably allocated to each day in a U.S. taxpayer’s holding period for the securities and any excess distributions paid on the securities must be rateably allocated to each day in a U.S. taxpayer’s holding period for the securities. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate applicable to ordinary income in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount, calculated as if such tax liability had been due in each such prior year.  Investors should consult their own tax advisors as to the tax consequences of an investment in our securities.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not we are not aware of any material legal proceedings to which we are a party or to which our property is subject, nor are we aware that any such proceedings are contemplated. During the last financial year, we have not been subject to any penalties or sanctions imposed by a regulatory body in respect of securities legislation or regulatory requirements. We have not entered into any settlement agreement in respect of securities legislation or regulatory requirements.

PROMOTER

Robert A. Quartermain, our President and Chief Executive Officer, may be considered to have been a promoter of the Company within the meaning of relevant Canadian securities legislation in 2010. As of the date of this AIF, Mr. Quartermain beneficially owns 2,876,353 Common Shares, representing 3.3% of our issued and outstanding Common Shares.

Mr. Quartermain has received $1,914,172 in remuneration in his personal capacity as President and Chief Executive Officer of the Company since October 22, 2010, and has received grants of an aggregate of 2,000,000 options under our Stock Option Plan.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than disclosed elsewhere in this AIF, no director, executive officer or shareholder that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued Common Shares, or any of their respective associates or affiliates, has any material interest, direct or indirect, in any transaction which has materially affected or is reasonably expected to materially affect the Company within the three years preceding the date of this AIF.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, having an address at 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7.

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc., at its principal offices in Vancouver, British Columbia and Toronto, Ontario.  The transfer agent and registrar for the Common Shares in the United States is Computershare Trust Company, N.A, at its principal offices in Golden, Colorado.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, as of date of this AIF, the only material contracts which the Company has entered into are set out below.  Copies of such agreements are available under the Company’s profile on SEDAR at www.sedar.com.

1.	the Warrant Indenture, dated April 8, 2011, between the Company and Computershare Trust Company of Canada with respect to certain Warrants issued by the Company;

2.
the Delivery Agreement, dated April 8, 2011, among the Company, Silver Standard and Computershare Investor Services Inc., with respect to the delivery of Common Shares owned by Silver Standard in connection with warrants issued in a secondary offering of Units;

3.	the Acquisition Agreement; and

4.	the Investor Rights Agreement.

INTEREST OF EXPERTS

Pretivm’s auditors, PricewaterhouseCoopers LLP, report that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia and with the rules and regulations of the SEC as at the date of their audit report.

None of the following companies, partnerships or persons, each of whom are named in this AIF as having prepared reports or having been responsible for reporting exploration results relating to our mineral properties and whose profession or business gives authority to such reports, or any director, officer, partner, or employee thereof, as applicable, received or has received a direct or indirect interest in our property or of any of our associates or affiliates. As at the date hereof, and except as noted below, such persons, and the directors, officers, partners and employees, as applicable, of each of the following companies and partnerships beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company:

1.	Hassan Ghaffari, P.Eng., Jianhui (John) Huang, P.Eng., and Sabry Abdel Hafez, Ph.D., P.Eng., of Wardrop;

2.	Pierre Pelletier, P.Eng., of Rescan;

3.	Tracy Armstrong, P.Geo., and Fred H. Brown, Pr.Sc.Nat., of P&E;

4.	Caroline J. Vallat, P.Geo., of GeoSpark;

5.	H. Warren Newcomen, P.Eng., Hamish Weatherly, P.Geo., and Lori-Ann Wilchek, P.Eng., of BGC;

6.	Peter Mokos, MAusIMM (CP), of AMC;

7.	Ian I Chang M.A.Sc., P.Eng.; and

8.	Kenneth C. McNaughton, M.A.Sc., P.Eng.

None of such persons, or any director, officer or employee, as applicable, of any such companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of  the Company or of any of our associates or affiliates, except for Kenneth C. McNaughton, who is our Vice President and Chief Exploration Officer and who holds 525,000 Common Shares, 1,100,000 options to purchase Common Shares and 50,000 Warrants, and Ian I Chang, who is our Vice President Project Development.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Additional information with respect to directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular for our most recent meeting of shareholders.  Additional financial information is provided in the Company's financial statements and MD&A for its most recently completed financial, also filed on SEDAR.  In addition, copies of these documents may be obtained from the Company by contacting the Company at #1600 – 570 Granville  Street, Vancouver, British Columbia V6C 3P1, telephone: (604) 558-1784, fax: (604) 558-4784.

APPENDIX 1

PRETIVM RESOURCES INC.
AUDIT COMMITTEE CHARTER

As Adopted by the Board of Directors on December 9, 2010

I.           Purpose of Audit Committee of Pretivm Resources Inc. (the “Company”)

The purpose of the Audit Committee (the “Committee”) is to:

1	Assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities relating to:

(a)
the quality and integrity of the Company’s financial statements, financial reporting process and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

(b)	the independence and qualifications of the Company’s independent accountants and review of the audit efforts of the Company’s independent accountants; and

(c)	the development and implementation of policies and processes regarding corporate governance matters.

2	Provide an open avenue of communication between the independent accountants, the Company’s financial and senior management and the Board.

3
Prepare any reports required to be prepared by the Committee pursuant to the rules of any stock exchange on which the Company’s shares are listed and pursuant to the rules of any securities commission or other regulatory authority having jurisdiction, whether for inclusion in the Company’s annual proxy statement or otherwise.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section VII below of this Charter.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company’s financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards, or applicable laws and regulations. This is the responsibility of management of the Company and the Company’s independent accountants, as well as any advisors employed by the Committee. Because the primary function of the Committee is oversight, the Committee shall be entitled to rely on the expertise, skills and knowledge of management and the Company’s independent accountants and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities. Nothing in this Charter is intended to change the responsibilities of management and the independent accountants.

II.           Composition

The Committee shall be composed of at least three directors, each of whom the Board has determined has no material relationship with the Company which could, in the view of the Board, be reasonably expected to interfere with the exercise of such director’s independent judgement, and who otherwise satisfies the definition of “independent” as set forth by National Instrument 52-110 – Audit Committees (“NI 52-110”) and any other applicable securities laws, rules or requirements of any stock exchange upon which the Company’s securities are listed as in effect from time to time.

All members of the Committee must be financially literate, meaning that he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements or must become.  A director committee who is not financially literate may be appointed to the committee provided that such director becomes financially literate within a reasonable period of time following such appointment.

If any member of the Committee ceases to be “independent”, as defined by the applicable securities laws and exchange requirements, including NI 52-110, for reasons outside that member’s reasonable control, that person may remain an audit committee member until the earlier of the next annual meeting of the shareholders or the date that is six months from the occurrence of the event that caused the member to no longer be independent.

III.           Authority

The Committee shall have the authority to (i) retain (at the Company’s expense) its own legal counsel, accountants and other advisors that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behaviour within the Company. In addition, the Committee shall have the authority to request any officer, director, employee or consultant of the Company, the Company’s outside legal counsel and the independent accountants to meet with the Committee and any of its advisors and to respond to their inquiries. The Committee shall have full access to the books, records and facilities of the Company in carrying out its responsibilities. Finally, the Board shall adopt resolutions which provide for appropriate funding, as determined by the Committee, for (i) services provided by the independent accountants in rendering or issuing an audit report, (ii) services provided by any adviser employed by the Committee which it believes, in its sole discretion, are needed to carry out its duties and responsibilities, or (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities.

The Committee shall be responsible for establishing procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and (ii) the confidential, anonymous submissions by employees of the Company regarding questionable accounting or auditing matters.

The Committee shall review the reports of the Chief Executive Officer and Chief Financial Officer (in connection with their required certifications for the Company’s filings with the Securities and Exchange Commission) regarding any significant deficiencies or material weaknesses in the design of operation of internal controls and any fraud that involves management or other employees of the Company who have a significant role in managing or implementing the Company’s internal controls. During this review, the Committee should evaluate whether the internal control structure, as created and as implemented, provides reasonable assurances that transactions are recorded as necessary to permit the Company’s external auditors to reconcile the Company’s financial statements in accordance with applicable securities laws.

The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent accountants engaged (including resolution of disagreements between the Company’s management and the independent accountants regarding financial reporting) for the purpose of preparing and issuing an audit report or performing other audit, review or attest services for the Company.

The independent accountants shall submit to the Audit Committee annually a formal written statement delineating all relationships between the independent accountants and the Company and its subsidiaries, addressing the non-audit services provided to the Company or its subsidiaries and the matters set forth in or required by the rules and regulations of all relevant regulatory authorities.

The independent accountants shall submit to the Audit Committee annually a formal written statement of the fees billed for each of the following categories of services rendered by the independent accountants: (i) the audit of the Company’s annual financial statements for the most recent fiscal year and any reviews of the financial statements; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the independent accountants for the most recent fiscal years, in the aggregate and by each service.

IV.           Appointing Members

The members of the Committee shall be appointed or re-appointed by the Board on an annual basis. Each member of the Committee shall continue to be a member thereof until such member’s successor is appointed, unless such member shall resign or be removed by the Board or such member shall cease to be a director of the Company. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy or the Committee no longer has a member who is an “audit committee financial expert” as a result of the vacancy.

V.           Chairperson

The Board, or in the event of its failure to do so, the members of the Committee, must appoint a Chairperson from the members of the Committee. If the Chairperson of the Committee is not present at any meeting of the Committee, an acting Chairperson for the meeting shall be chosen by majority vote of the Committee from among the members present. In the case of a deadlock on any matter or vote, the Chairperson shall refer the matter to the Board. All requests for information from the Company or the independent accountants shall be made through the Chairperson.

VI.           Meetings

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

1	A quorum for meetings shall be two members, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other;

2	The Committee shall meet at least quarterly (or more frequently as circumstances dictate); and

3
Notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee and the external auditors of the Company at least 48 hours prior to the time of such meeting.

While the Committee is expected to communicate regularly with management, the Committee shall exercise a high degree of independence in establishing its meeting agenda and in carrying out its responsibilities. The Committee shall submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board.

VII.           Specific Duties

In meeting its responsibilities, the Committee is expected to:

1
Select and recommend to the Board the independent accountants for the Company, considering independence and effectiveness, approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the independent accountants, and oversee the services rendered by the independent accountants (including the resolution of disagreements between management and the independent accountants regarding preparation of financial statements) for the purpose of preparing or issuing an audit report or related work, and the independent accountants shall report directly to the Committee;

2	To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services;

3
Review the performance of the independent accountants, including the lead partner of the independent accountants, and, in its sole discretion, approve any proposed discharge of the independent accountants when circumstances warrant, and appoint any new independent accountants;

4
Periodically review and discuss with the independent accountants all significant relationships the independent accountants have with the Company to determine the independence of the independent accountants, including a review of service fees for audit and non-audit services;

5	Review and approve the issuer’s hiring policies from time to time regarding partners, employees and former partners and employees of the present and former external auditor of the issuer;

6
Inquire of management and the independent accountants and evaluate the effectiveness of the Company’s process for assessing significant risks or exposures and the steps management has taken to monitor, control and minimize such risks to the Company. Obtain annually, in writing, the letters of the independent accountants as to the adequacy of such controls;

7	Consider, in consultation with the independent accountants, the audit scope and plan of the independent accountants;

8	Review with the independent accountants the coordination of audit effort to assure completeness of coverage, and the effective use of audit resources;

9	Consider and review with the independent accountants, out of the presence of management:

(a)	the adequacy of the Company’s internal controls and disclosure controls including the adequacy of computerized information systems and security;

(b)	the truthfulness and accuracy of the Company’s financial statements; and

(c)	any related significant findings and recommendations of the independent accountants together with management’s responses thereto;

10	Following completion of the annual audit, review with management and the independent accountants:

(a)	the Company’s annual financial statements and related footnotes;

(b)	the independent accountants’ audit of the financial statements and the report thereon;

(c)	any significant changes required in the independent accountants’ audit plan; and

(d)	other matters related to the conduct of the audit which are to be communicated to the committee under generally accepted auditing standards;

11
Following completion of the annual audit, review separately with each of management and the independent accountants any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

12
Establish regular and separate systems of reporting to the Committee by each of management and the independent accountants regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments;

13
In consultation with the independent accountants, review any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements, including management’s responses;

14	Consider and review with management:

(a)	significant findings during the year and management’s responses thereto; and

(b)	any changes required in the planned scope of their audit plan;

15
Review, prior to publication, all filings with regulatory authorities and any other publicly disclosed information containing the Company’s financial statements, including Management’s Discussion & Analysis, any certification, report, opinion or review rendered by the independent accountants, any press releases announcing earnings (especially the use of “pro forma” or “adjusted” information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements;

16
Facilitate the preparation and inclusion of any report from the Committee or other disclosures as required by applicable laws and regulations in the Company’s annual proxy statement or other filings of all regulatory authorities having jurisdiction;

17
Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management’s assessment of contingency planning. Review management’s plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management’s judgment that have a significant effect upon the financial statements of the Company, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Company;

18	Review with management and the independent accountants each annual, quarterly and other periodic report prior to its filing with the relevant regulators or prior to the release of earnings;

19
Review policies and procedures with respect to officers’ expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent accountants;

20
Review, with the Company’s counsel, any legal, tax or regulatory matter that may have a material impact on the Company’s financial statements, operations, related Company compliance policies, and programs and reports received from regulators;

21	Evaluate and review with management the Company’s guidelines and policies governing the process of risk assessment and risk management;

22	Meet with the independent accountants and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee;

23	Report Committee actions to the Board with such recommendations as the Committee may deem appropriate;

24
Maintain, review and update the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, as set forth in Annex A attached to this Charter;

25	Review, assess and update this Charter on an annual basis and recommend any proposed changes to the Board for approval, in accordance with the requirements of the all applicable laws; and

26	Perform such other functions consistent with this Charter, the Company’s Articles and governing law, as the Committee deems necessary or appropriate.

ANNEX A

PROCEDURES FOR THE SUBMISSION OF

COMPLAINTS AND CONCERNS REGARDING

ACCOUNTING, INTERNAL ACCOUNTING CONTROLS OR

AUDITING MATTERS

1
Pretivm Resources Inc. (the “Company”) has designated its Audit Committee of its Board of Directors (the “Committee”) to be responsible for administering these procedures for the receipt, retention, and treatment of complaints received by the Company or the Committee directly regarding accounting, internal accounting controls, or auditing matters.

2
Any employee or consultant of the Company may on a confidential and anonymous basis submit concerns regarding questionable accounting controls or auditing matters to the Committee by setting forth such concerns in a letter addressed directly to the Committee with a legend on the envelope such as “Confidential” or “To be opened by Committee only”. If an employee or consultant would like to discuss the matter directly with a member of the Committee, the employee or consultant should include a return telephone number in his or her submission to the Committee at which he or she can be contacted. All submissions by letter to the Committee can be sent to:

Pretivm Resources Inc.
c/o Audit Committee
Attn:  Lead Director
Christopher Dunn

3	Any complaints received by the Company that are submitted as set forth herein will be forwarded directly to the Committee and will be treated as confidential if so indicated.

4
At each meeting of the Committee, or any special meetings called by the Chairperson of the Committee, the members of the Committee will review and consider any complaints or concerns submitted by employees as set forth herein and take any action it deems necessary in order to respond thereto.

5	All complaints and concerns submitted as set forth herein will be retained by the Committee for a period of seven (7) years.

APPENDIX B

FINANCIAL STATEMENTS OF PRETIUM RESOURCES INC., INCLUDING MANAGEMENT’S REPORT TO SHAREHOLDERS AND THE AUDITORS’ REPORTS

PRETIUM RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2011
(Expressed in Canadian Dollars)

1600 - 570 Granville Street
Vancouver, BC V6C 3P1

Phone: 604-558-1784
Email: invest@pretivm.com

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements and Management Discussion and Analysis (“MD&A”) are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

Management, under the supervision of and with the participation of the Chief Executive Officer and Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian regulations. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the Canadian Securities Administrators as required in Canada by Multilateral Instrument 52-109.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

“Robert A. Quartermain”	“Peter de Visser”
Robert A. Quartermain Chief Executive Officer	Peter de Visser Chief Financial Officer

March 6, 2012

Independent Auditor’s Report

To the Shareholders of Pretium Resources Inc.

We have audited the accompanying consolidated financial statements of Pretium Resources Inc., which comprise the consolidated statements of financial position as at December 31, 2011 and December 31, 2010 and the consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the year ended December 31, 2011 and period from the date of incorporation on October 22, 2010 to December 31, 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Pretium Resources Inc. as at December 31, 2011 and December 31, 2010 and the results of its operations and its cash flows for the year ended December 31, 2011 and period from the date of incorporation on October 22, 2010 to December 31, 2010 in accordance with International Financial Reporting Standards.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, Canada
March 6, 2012

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

	Notes	December 31, 2011	December 31, 2010

ASSETS

Current assets
Cash and cash equivalents		$16,447,223	$48,533,766
Receivables	10	6,790,658	32,166
Deposits and prepaid expenses		373,346	106,405
Due from Silver Standard Resources Inc.	6	501,989	600,000
Total current assets		24,113,216	49,272,337

Non-current assets
Reclamation deposits	4	378,755	-
Property, plant and equipment	8	2,775,871	-
Mineral interests	4	490,762,469	450,000,000
Total non-current assets		493,917,095	450,000,000

Total Assets		$518,030,311	$499,272,337

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		$5,414,233	$1,131,915
Convertible promissory note	7	-	39,753,000
Total current liabilities		5,414,233	40,884,915
Non-current liabilities
Asset retirement obligation	9	174,127	-
Property payment	4	400,000	-
Deferred income tax liability	11	1,533,472	-
Total liabilities		7,521,832	40,884,915

EQUITY

Share capital	5	511,262,747	458,738,330
Share based payment reserve	5	30,747,469	13,779,108
Deficit		(31,501,737)	(14,130,016)
Total equity		510,508,479	458,387,422

Total Equity and Liabilities		$518,030,311	$499,272,337

Commitment	4
Subsequent events	12

These consolidated financial statements are authorized for issue by the Board of Directors on March 6, 2012.

On behalf of the Board:
"Ross A. Mitchell"	"Robert A. Quartermain"
Ross A. Mitchell (Chairman of Audit Committee)	Robert A. Quartermain (Director)

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
For the year ended December 31, 2011 and the period from incorporation on October 22, 2010 to December 31, 2010
(Expressed in Canadian Dollars)

	Notes	2011	2010

EXPENSES

Accretion of asset retirement obligation	9	$1,193	$-
Amortization		97,765	-
Consulting		219,237	-
General and administrative		429,059	18,100
Insurance		93,296	1,637
Investor relations		876,926	70,732
Listing fees		186,160	200,000
Professional fees		480,197	-
Salaries		2,791,963	14,852
Share-based compensation	5	12,558,810	13,779,108
Travel and accommodation		122,788	65,000

Loss before other items		(17,857,394)	(14,149,429)

OTHER ITEMS

Interest income		400,730	19,413
Other income	6	250,000	-

Loss before taxes		(17,206,664)	(14,130,016)
Deferred income tax expense	11	165,057	-

Net loss and comprehensive loss for the period		$(17,371,721)	$(14,130,016)

Basic and diluted loss per common share		$(0.20)	$(1.25)
Weighted average number of common shares outstanding		85,746,508	$11,263,513

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2011 and the period from incorporation on October 22, 2010 to December 31, 2010
(Expressed in Canadian Dollars)

	Notes	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period		$(17,371,721)	$(14,130,016)
Items not affecting cash:
Accretion of asset retirement obligation	9	1,193	-
Amortization		97,765	-
Share-based compensation	5	12,558,810	13,779,108
Deferred income tax expense	11	165,057	-
Changes in non-cash working capital items:
Receivables		(3,378,492)	(32,166)
Prepaid expenses		(266,941)	(106,405)
Due from Silver Standard Resources Inc.	6	98,011	-
Accounts payable and accrued liabilities		534,680	460,708

Net cash used in operating activities		(7,561,638)	(28,771)

CASH FLOWS FROM FINANCING ACTIVITIES Common shares issued	5	15,081,500	265,020,000
Share issuance costs	5	(941,668)	(2,937,463)
Underwriters’ exercise of over allotment option	7	18,000,000	-
Settlement of convertible promissory note	7	(18,000,000)	-
Preferred share issuance		-	1,500,000

Net cash generated by financing activities		14,139,832	263,582,537

CASH FLOWS FROM INVESTING ACTIVITIES
Reclamation bonds	4	(378,755)	-
Expenditures on mineral interests	4	(35,130,360)	(215,020,000)
Purchase of property, plant and equipment	8	(3,155,622)	-

Net cash used in investing activities		(38,664,737)	(215,020,000)

Change in cash and cash equivalents for the period		(32,086,543)	48,533,766

Cash and cash equivalents, beginning of period		48,533,766	-

Cash and cash equivalents, end of period		$16,447,223	$48,533,766

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended December 31, 2011 and the period from incorporation on October 22, 2010 to December 31, 2010
(Expressed in Canadian Dollars)

	Note	Number of common shares	Amount	Share-based payments reserve	Deficit	Total
Initial public offering	5	44,170,000	$265,020,000	$-	$-	$265,020,000
Share issue costs			(3,008,670)	-	-	(3,008,670)
Shares issued under Acquisition Agreement	5	32,537,833	195,227,000	-	-	195,227,000
Conversion of preferred shares to common shares	5	2,136,753	1,500,000	11,320,513	-	12,820,513
Value assigned to options granted	5	-	-	2,458,595	-	2,458,595
Loss for the period		-	-	-	(14,130,016)	(14,130,016)
Balance – December 31, 2010		78,844,586	$458,738,330	$13,779,108	$(14,130,016)	$458,387,422
Underwriters’ exercise of over allotment option	5	3,000,000	18,000,000	-	-	18,000,000
Shares issued on conversion of promissory note	7	3,625,500	21,753,000	-	-	21,753,000
Value assigned to options granted	5	-	-	16,968,361	-	16,968,361
Shares issued under Flow-through Agreement	5	1,390,000	12,788,000	-	-	12,788,000
Share issue costs	5	-	(941,668)	-	-	(941,668)
Deferred income tax on share issuance costs		-	925,085	-	-	925,085
Loss for the year		-	-	-	(17,371,721)	(17,371,721)
Balance – December 31, 2011		86,860,086	$511,262,747	$30,747,469	$(31,501,737)	$510,508,479

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2011 and the period from incorporation on October 22, 2010 to December 31, 2010
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Pretium Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010.  The address of its registered office is 1600 – 570 Granville St., Vancouver, BC, V6C 3P1.

The Company owns the Snowfield and Brucejack Projects (the “Projects”) located in Northwest British Columbia, Canada.  The Company is in the process of exploring the Projects and has not yet determined whether they contain economically recoverable mineral reserves.  The Company’s continuing operations and the underlying value and recoverability of the amount shown for the mineral interests is entirely dependent upon the existence of economically recoverable mineral reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the Projects, obtaining the necessary permits to mine, and on future profitable production or from the proceeds from the disposition of the Projects.

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of preparation

These consolidated financial statements have been prepared on the historical cost basis. The presentation and functional currency of the Company is the Canadian dollar.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries (note 6).

Inter-company balances and transactions are eliminated on consolidation.

Cash and cash equivalents

Cash and cash equivalents comprise cash holdings in business and savings accounts held at major financial institutions with an original maturity date of three months or less.

Financial instruments

Financial assets

All financial assets are recognized or derecognized on the trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value. Financial assets held are cash and cash equivalents, receivables and due from Silver Standard Resources Inc. (“Silver Standard”). These are receivables that have fixed or determinable payments that are not quoted in an active market and accordingly are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Interest income is recognized by applying the effective interest rate, except for short-term receivables, when the recognition of interest would be immaterial.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2011 and the period from incorporation on October 22, 2010 to December 31, 2010
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Financial liabilities

The Company has the following financial liabilities: accounts payable and accrued liabilities. Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are amortized at cost using the effective interest method.

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been adversely impacted.

For all financial assets objective evidence of impairment could include:
•	significant financial difficulty of the issuer or counterparty; or
•	default of delinquency in interest or principal payments; or
•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

Property, plant and equipment

Property, plant and equipment are carried at cost, less accumulated amortization and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use along with the future cost of dismantling and removing the asset. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Plant and equipment are amortized over the estimated useful life of the assets using the declining balance method at rates of 5% to 55% per annum, as appropriate. The Company reviews residual value amortization methods and useful lives annually.  Any changes in estimates that arise from this review are accounted for prospectively.

Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired. Exploration and evaluation expenditures are deferred. Mineral property acquisition costs are deferred. Other exploration and evaluation costs incurred before the Company has obtained the legal rights to explore an area are expensed.

Exploration and evaluation assets are assessed for impairment if facts and circumstances suggest that the carrying amount may not be recoverable. Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrated, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2011 and the period from incorporation on October 22, 2010 to December 31, 2010
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Impairment of non-financial assets

At the end of each reporting period, and when relevant triggering events and circumstances occur, the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and the value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. A cash-generating unit is determined as the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Income taxes

Any income tax on profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Deferred tax is provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates at the end of the reporting period applicable to the period of expected realization.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Mineral exploration tax credits

Mineral exploration tax credits on eligible mineral exploration expenditures incurred are treated as a reduction of the capitalized exploration costs of the mineral properties.  The credits are recorded when the amount is reliably measurable and it is probable the tax credit will be recovered.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2011 and the period from incorporation on October 22, 2010 to December 31, 2010
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Restoration, rehabilitation and environmental costs

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs are discounted to their net present value and capitalized to the carrying amount of the related asset along with the recording of a corresponding liability, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflect risks specific to the asset are used to calculate the net present value.  These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method.  The corresponding liability is adjusted each period for the unwinding of the discount rate, changes to the current market-based discount rate, and for the amount or timing of the underlying cash flows needed to settle the obligation.

Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

Critical accounting estimates and judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future.  Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances.  The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements:

•	Impairment

The Company considers both external and internal sources of information in assessing whether there are any indicators that mineral interests are impaired.  External sources of information include changes in the market, economic and legal environment in which the Company operates.  Internal sources of information include the manner in which mineral interests are being used or are expected to be used.  Management has assessed impairment indicators on the Company’s mineral interests and has concluded that no impairment indicator existed as of December 31, 2011.

•	Share-based payment transactions

The Company assesses the inputs used in calculating the share-based payment transactions included in the loss for the year.  Management considers all appropriate facts and circumstances in making its assessments including historical experience and comparisons to peers in the market.

Segment reporting

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral interests.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2011 and the period from incorporation on October 22, 2010 to December 31, 2010
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Flow-through shares

The issuance of flow-through common shares of the Company results in the tax deductibility of the qualifying resource expenditures funded from the proceeds of the sale of such shares being transferred to the purchasers of the shares. Under IFRS, on issuance of such shares, the Company bifurcates the flow-through shares into: a flow-through share premium, equal to the estimated premium investors pay for the flow-through feature, which is recognized as a liability, and share capital. As the related exploration expenditures are incurred, the Company derecognizes the liability and recognizes a related income tax recovery.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period.

Share-based payment transactions

The Company’s share purchase option plan allows employees and consultants to acquire shares of the Company. The fair value of share purchase options granted is recognized as an expense with a corresponding increase in equity settled share-based payments reserve in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

Equity-settled share-based payment transactions with non-employees are measured at the fair value of the goods or services received. However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the non-employee receives the goods or the services.

3.	NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

New standards, amendments and interpretations to existing standards not adopted by the Company

Unless otherwise noted, the following revised standards and amendments are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted.  The Company has not yet assessed the impact of these standards and amendments or determined whether it will early adopt them.

•
IFRS 9, Financial Instruments, addresses classification and measurement of financial assets.  It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss.  IFRS 9 also replaces the models for measuring equity instruments.  Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.  This standard is effective January 1, 2015.

•
IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.  Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.  IFRS 10 replaces SIC 12, Consolidation – Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2011 and the period from incorporation on October 22, 2010 to December 31, 2010
(Expressed in Canadian Dollars)

3.	NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS (Cont’d)

•
IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards.  The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date.  Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

•
There have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28).  IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements.  IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

•
IAS 1, Presentation of Financial Statements, has been amended to require entities to separate items presented in OCI into two groups, based on whether or not items may be recycled in the future.  Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately.  The amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted.

•
IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, sets out the accounting for overburden waste removal (stripping) costs in the production phase of a mine.  Stripping activity may create two types of benefit: i) inventory produced and ii) improved access to ore.  Stripping costs associated with the former should be accounted for as a current production cost in accordance with IAS 2, Inventories.  The latter should be accounted for as an addition to or enhancement of an existing asset.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2011 and the period from incorporation on October 22, 2010 to December 31, 2010
(Expressed in Canadian Dollars)

4.	MINERAL INTERESTS

The Company’s mineral interests consist of gold/copper/silver exploration projects located in northwest British Columbia.

Expenditures on the Company’s mineral interests are summarized as follows:
	December 31,	Additions	December 31,
	2010	2011	2011
BRITISH COLUMBIA, CANADA
Snowfield Project
Acquisition	$309,064,110	$-	$309,064,110
Exploration costs:
Aircraft rentals	-	1,708	1,708
Amortization	-	18,561	18,561
Contract services	-	7,599	7,599
Consulting	-	88,964	88,964
Environmental	-	100,205	100,205
Field costs	-	16,919	16,919
Freight, shipping, courier	-	2,937	2,937
Geology consulting	-	7,800	7,800
Government fees and licenses	-	13,150	13,150
Miscellaneous	-	18,302	18,302
Overhead costs	-	1,661	1,661
Travel and transportation	-	1,096	1,096
	309,064,110	278,902	309,343,012

Brucejack Project
Acquisition	140,935,890	1,952,277	142,888,167
Exploration costs:
Aircraft rentals	-	6,403,356	6,403,356
Amortization	-	280,719	280,719
Assaying	-	2,931,079	2,931,079
Bridge construction	-	205,752	205,752
Camp construction and supplies	-	4,470,891	4,470,891
Consulting	-	1,177,878	1,177,878
Contract services	-	4,344,236	4,344,236
Drilling	-	9,224,634	9,224,634
Engineering	-	465,248	465,248
Environmental	-	1,146,608	1,146,608
Equipment rent and maintenance	-	311,262	311,262
Field costs	-	36,180	36,180
Freight, shipping, courier	-	362,524	362,524
Government fees and licenses	-	95,375	95,375
Geotechnical	-	411,787	411,787
Metallurgical consulting	-	51,936	51,936
Miscellaneous	-	1,085,148	1,085,148
Overhead costs	-	208,837	208,837
Resource estimate	-	54,453	54,453
Road construction	-	1,823,996	1,823,996
Share-based compensation	-	4,409,551	4,409,551
Storage	-	184,441	184,441
Travel and transportation	-	302,623	302,623
Underground work	-	1,008,801	1,008,801
Wages	-	913,975	913,975
	140,935,890	43,863,567	184,799,457

Mineral property costs	450,000,000	44,142,469	494,142,469
BC Mineral Tax Credit receivable	-	(3,380,000)	(3,380,000)

Mineral property costs	$450,000,000	$40,762,469	$490,762,469

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2011 and the period from incorporation on October 22, 2010 to December 31, 2010
(Expressed in Canadian Dollars)

4.	MINERAL INTERESTS (Cont’d)

Snowfield and Brucejack Projects

The Company owns the Snowfield and Brucejack Projects which were acquired from Silver Standard for $450,000,000, paid by $215,020,000 in cash, the issuance of 32,537,833 common shares of the Company valued at $195,227,000 and a convertible promissory note for $39,753,000, of which $18,000,000 was paid by the Company in cash and the balance of $21,753,000 was converted to 3,625,500 shares of the Company.

During the year ended December 31, 2011, the Company entered into a purchase agreement to acquire certain mineral claims in northwest British Columbia, adjacent to the Company’s claims that include the Brucejack and Snowfield Projects, for $750,000.  Upon closing of the acquisition, the Company paid cash of $150,000 and is committed to paying $200,000 on the first anniversary of closing and $400,000 on the second anniversary of closing.

The Company has lodged $378,755 in the form of Guaranteed Investment Certificates as security deposits with various government agencies in relation to close down and restoration provisions for the Projects.  See also Note 9.

The Brucejack Project is subject to a 1.2% net smelter returns royalty on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

Reclamation deposits
Balance, December 31, 2010	$-
Deposits lodged during the year	365,000
Accrued interest	13,755
Balance, December 31, 2011	$378,755

5.	CAPITAL AND RESERVES

Authorized Share Capital

At December 31, 2011, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

On December 21, 2010, the Company completed its Initial Public Offering (“IPO”) of 44,170,000 common shares for gross proceeds of $265,020,000. Concurrently, the Company paid $215,020,000 and issued 32,537,833 shares valued at $195,227,000 and a promissory note convertible into shares of the Company at $6 per common share for $39,753,000 to Silver Standard to acquire the Snowfield and Brucejack projects (note 4).

On July 15, 2011, the Company closed a private placement of 1,390,000 flow-through common shares at a price of $10.85 per flow-through share for aggregate gross proceeds of $15,081,500.  The Company bifurcated the gross proceeds between share capital of $12,788,000 (before share issue costs of $933,779) and flow-through share premium of $2,293,500.  The Company subsequently recognized an income tax recovery of $2,293,500 upon the flow-through expenditures being incurred.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2011 and the period from incorporation on October 22, 2010 to December 31, 2010
(Expressed in Canadian Dollars)

5.	CAPITAL AND RESERVES (Cont’d)

Share Option Plan

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in their discretion, and in accordance with Toronto Stock Exchange requirements, grant to its directors, officers, employees and consultants of the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issue does not exceed 10% of the number of then outstanding common shares.  Such options can be exercisable for a maximum of ten years from the date of grant.  The exercise price of each share option is set by the Board of Directors at the time of grant but cannot be less than the market price. Vesting of share options is at the discretion of the Board of Directors at the time the options are granted.

Share purchase options for the year ended December 31, 2011 is as follows:

Expiry date	Exercise price ($)	December 31, 2010	Granted	Exercised (Forfeited)	December 31, 2011	Exercisable
December 21, 2015	6.00	2,725,000		-	2,725,000	2,043,750
January 28, 2016	6.10	-	1,575,000	-	1,575,000	787,500
February 10, 2016	8.73	-	100,000	-	100,000	50,000
March 16, 2016	11.01	-	655,000	(10,000)	645,000	322,500
August 11, 2016	9.55	-	125,000	-	125,000	31,250
November 2, 2016	9.73	-	275,000	-	275,000	68,750
December 15, 2016	11.78	-	1,435,000	-	1,435,000	358,750
		2,725,000	4,165,000	(10,000)	6,880,000	3,662,500

Weighted average exercise price		$6.00	$9.24	$11.01	$7.95
Weighted average remaining contractual life (years)					4.28

The total fair value of stock options incurred for the year ended December 31, 2011 is $ 16,968,361 of which $12,558,810 has been expensed in profit or loss and $4,409,551 has been charged to mineral interests.

Share purchase options for the period ended December 31, 2010
Expiry date	Exercise Price ($)	Granted	Exercised (Forfeited)	December 31, 2010	Exercisable
December 21, 2015	6.00	2,725,000	-	2,725,000	-

Weighted average exercise price		$6.00		$6.00	-
Weighted average remaining contractual life (years)				5.0	-

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2011 and the period from incorporation on October 22, 2010 to December 31, 2010
(Expressed in Canadian Dollars)

5.	CAPITAL AND RESERVES (Cont’d)

The following are the weighted average assumptions employed to estimate the fair value of options granted for the year ended December 31, 2011 and period ended December 31, 2010 using the Black-Scholes option pricing model:

	2011	2010
Risk-free interest rate	1.87%	2.38%
Expected volatility	56.1%	65.7%
Expected life	5 years	5 years
Expected dividend yield	Nil	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

6.	RELATED PARTIES

Transactions with key management personnel

Key management personnel compensation:

	For the year ended December 31, 2011	For the period ended December 31, 2010
Salaries and management fees	$3,151,650	$31,846
Share-based compensation	9,975,848	1,714,249
Share-based compensation – Preferred share conversion	-	11,320,513
Total Management Compensation	$13,127,498	$13,066,608

Preferred share conversion

As a condition to the closing of the acquisition of the Brucejack and Snowfield projects, the President of the Company capitalized the Company by way of an investment of $1,500,000, in consideration for which one preferred share of the Company was issued to him. The preferred share was converted, at the closing of the IPO, into 2,136,752 common shares, representing 2.5% of the issued and outstanding common shares of the Company at that date. Upon conversion of the preferred share, $11,320,513 of share based compensation was recognized. This compensation is calculated as the difference between the fair value of the common shares converted on the date of the IPO and the consideration received of $1,500,000.

Receivable from Silver Standard Resources Inc.

The Company and Silver Standard Resources Inc. (Silver Standard) have an agreement to share certain share issuance costs related to the Company’s IPO and subsequent sales of the Company’s shares by Silver Standard (the “Secondary Offering”). The Company had recorded a receivable of $600,000 due from Silver Standard at December 31, 2010 with a corresponding offset to share issuance costs.

During the year ended December 31, 2011, the Company paid an additional $608,570 on behalf of Silver Standard for consulting and legal expenses in connection with the Secondary Offering increasing the receivable to $1,208,570.  Silver Standard repaid $706,581 of this amount resulting in a balance outstanding of $501,989. The Company also received $250,000 from Silver Standard as a fee for arranging the Secondary Offering.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2011 and the period from incorporation on October 22, 2010 to December 31, 2010
(Expressed in Canadian Dollars)

6.	RELATED PARTIES (Cont’d)

Employment agreements

The Company has entered into employment agreements with each of its President and CEO (the “CEO”), Chief Development Officer and Vice President (the “CDO”) and Chief Exploration Officer and Vice President (the “CExO”).  Under the employment agreements, the CEO receives a base salary of $400,000 per year, benefits and an annual performance bonus of 0.25% of the annual increase in the market capitalization of the Company, provided the increase in market capitalization is 10% or more.  The CDO and CExO each receive a base salary of $300,000 per year, benefits and an annual bonus determined at the discretion of the Board.  The CEO, CDO and CExO are also entitled to twenty-four months’ salary and two years annual performance bonus as a termination benefit without cause.

Subsidiaries

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Pretium Exploration Inc.	British Columbia, Canada	100%	Holds interest in the Brucejack and Snowfield projects
0890696 BC Ltd.	British Columbia, Canada	100%	Holds real estate in Stewart, BC

7.	CONVERTIBLE PROMISORY NOTE

As part of the Snowfield and Brucejack acquisition (note 4), the Company had issued to Silver Standard a convertible promissory note in the amount of $39,753,000. During the year ended December 31, 2011, $18,000,000, being the proceeds from the over allotment option on the Company’s Initial Public Offering, was paid to Silver Standard to reduce the note to $21,753,000. The remainder was converted and settled through the issuance of 3,625,500 common shares of the Company.

8.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2011			December 31, 2010
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Building	$297,297	$2,973	$294,324	$-
Camp trailers	250,000	2,083	247,917	-
Computer hardware	129,829	42,394	87,435	-
Computer software	207,728	115,398	92,330	-
Exploration equipment	2,175,141	204,047	1,971,094	-
Office equipment	95,627	12,856	82,771	-
Total	$3,155,622	$379,751	$2,775,871	$-

During the year ended December 31, 2011, $ 80,471 of amortization is recognized in net loss and $299,280 is recognized in mineral properties.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2011 and the period from incorporation on October 22, 2010 to December 31, 2010
(Expressed in Canadian Dollars)

9.	ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligations relate to various governmental regulations associated with site restoration and clean-up costs.  The Company assesses cost estimates and other assumptions used in the valuation of asset retirement obligations (ARO’s) to reflect events, changes in circumstances and new information available.  Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO.  See also Note 4.

The following table summarizes the changes in the Company’s ARO’s:

For the year ended December 31, 2011
ARO – December 31, 2010	$-
ARO’s arising in the year	172,934
Accretion during the year	1,193
ARO – December 31, 2011	$174,127

The following are the assumptions used to estimate the provision for asset retirement obligations:

2011
Total undiscounted value of payments	$185,350
Discount rate	2.76%
Expected life	10 years

10.	FINANCIAL RISK MANAGEMENT

(a)      Overview

The Company has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

This note presents information about the Company's exposure to each of these risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

 (b)           Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.  The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, other receivables and amounts due from Silver Standard. The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents with high-credit quality financial institutions. Other receivables consist primarily of Harmonized Sales Tax (HST) and BC Mineral Exploration Tax Credits receivable from the Government of Canada.

The carrying value of the Company’s cash and cash equivalents, due from Silver Standard and other receivables represent the maximum exposure to credit risk.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2011 and the period from incorporation on October 22, 2010 to December 31, 2010
(Expressed in Canadian Dollars)

10.	FINANCIAL RISK MANAGEMENT (Cont’d)

(c)      Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents. The Company's cash and cash equivalents are currently invested in business and savings accounts with high-credit quality financial institutions which are available on demand by the Company for its programs.

(d)      Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

If the average interest rate for the year ended December 31, 2011 had increased/decreased by 1%, the effect on the Company would have be immaterial.

(e)      Capital management

The Company’s objectives in the managing of the liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued share capital, contributed surplus, accumulated comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets to facilitate the management of its capital requirements. The Company prepares annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. As at December 31, 2011, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements. The Company has sufficient funds to meet its current operating and exploration and development obligations.

(f)      Fair value

The carrying value of the Company’s financial assets and liabilities approximate their fair value.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2011 and the period from incorporation on October 22, 2010 to December 31, 2010
(Expressed in Canadian Dollars)

11.	TAXATION

(a)      Deferred income tax liability

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax assets as follows:

	December 31, 2011	December 31, 2010
Tax loss carry forwards	$1,654,560	$-
Financing costs	735,534	-
Other	(39,461)	-
Mineral interests	(3,884,105)	-
Deferred income tax liability	$(1,533,472)	$-

As at December 31, 2010, no deferred tax assets were recognized on the following temporary differences as it was not probable that sufficient future taxable profit would be available to realize such assets.

	Year ended December 31, 2011	Period ended October 22, 2010 to December 31, 2010
Tax loss carry forwards	$-	$238,161
Financing costs	-	601,734
Unrecognized deferred tax assets	$-	$839,895

The Company has tax losses in Canada of approximately $6,618,000 (2010 - $440,000) expiring in various amounts from 2030 to 2031.  The Company also has investment tax credits totaling approximately $1,600,000 (2010 - $nil).

(b)      Income tax expense

The Company’s tax expense is comprised of the following:

	Year ended December 31, 2011	Period ended October 22, 2010 to December 31, 2010
Current tax expense	$-	$-
Deferred tax expense	165,057	-
Deferred income tax expense	$165,057	$-

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2011 and the period from incorporation on October 22, 2010 to December 31, 2010
(Expressed in Canadian Dollars)

11.	TAXATION (Cont’d)

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 26.5% (2010 – 28.5%) as follows:

	Year ended December 31, 2011	Period ended October 22, 2010 to December 31, 2010
Expected tax recovery	$(4,559,766)	$(4,027,055)
Share-based compensation and other items	3,261,835	3,927,045
Flow-through shares	3,770,375	-
Other	826,008	117,585
Flow-through share premium	(2,293,500)	-
Recognition of previously unrecognized tax assets	(839,895)	(17,575)
Income tax expense	$165,057	$-

12.	SUBSEQUENT EVENTS

(a)
On January 19, 2012, the Company closed a private placement of 1,250,000 flow-through common shares at a price of $18.50 per flow-through share for aggregate gross proceeds of approximately $23 million.

(b)
On February 27, 2012, the Company announced the filing of a preliminary short form base shelf prospectus that when made final, will allow for an offering of up to an aggregate principal amount of $180 million of securities, which includes up to $36 million in common shares owned by Silver Standard that may be offered by way of a secondary offering under the prospectus.

APPENDIX C

MANAGEMENT’S DISCUSSION AND ANALYSIS

PRETIUM RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2011

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of Pretium Resources Inc. (“Pretivm”, “we” or “us”) for the year ended December 31, 2011, as publicly filed on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com. All dollar amounts are expressed in Canadian Dollars unless otherwise specified.

We report in accordance with International Financial Reporting Standards (“IFRS”) and the following disclosure, and associated consolidated financial statements, are presented in accordance with IFRS. This MD&A is prepared as of March 6, 2012 and includes certain statements that may be deemed “forward-looking statements”.  We direct investors to the section “Risks and Uncertainties” and to page 18 for a statement on forward-looking information included within this MD&A.

Additional information relating to us, including our Annual Information Form, is available free of charge on the SEDAR website at www.sedar.com.

Our Business

We were incorporated on October 22, 2010 under the laws of the Province of British Columbia for the acquisition, exploration and development of precious metal resource properties in the Americas.  Our initial projects are the Brucejack Project and the Snowfield Project (together, the “Projects”), which are advanced stage exploration projects located in northwestern British Columbia.  We intend to continue exploration of these projects with a focus on expanding and increasing the quality of resources and advancing engineering studies on the higher grade underground opportunity at the Brucejack Project.

4th Quarter Highlights and Significant Events

•
On October 17, 2011, we announced the expansion and winterization of the Brucejack camp for year-round operations, mobilization of a crew and equipment to commence de-watering the 5,300 meters of historic West Zone underground workings, the completion of a power line study examining alternatives for routing electric power into the Brucejack Project and the acquisition of additional project claims to support potential project infrastructure.

•
On October 27, 2011 and November 10, 2011, we announced, among other things, bonanza grade drill results from the Valley of the Kings and the final drill results from the 2011 exploration program at the Brucejack Project.

•
On November 28, 2011, we announced an updated bulk-tonnage Mineral Resource Estimate for Brucejack and a sensitivity analysis of the Brucejack underground mining potential, based on a cut-off of 5.0 grams per tonne gold equivalent, completed simultaneously with the bulk tonnage Mineral Resource Estimate, the sensitivity analysis outlined:

4th Quarter Highlights and Significant Events - continued

o	5.33 million ounces of gold in the Measured and Indicated Mineral Resource categories (8.6 million tonnes grading 19.35 grams of gold per tonne); and

o	3.29 million ounces of gold in the Inferred Mineral Resource category (4.0 million tonnes grading 25.73 grams of gold per tonne).

•
On January 9, 2012, we announced authorization to list our common shares on the New York Stock Exchange ("NYSE"). We began trading on the NYSE on January 12, 2012 under the symbol "PVG", and commemorated the listing by ringing the opening bell that day.

•
On February 17, 2012, we announced the completion of a private placement of 1,250,000 flow-through common shares at a price of $18.50 per share for aggregate gross proceeds of $23,125,000.  The private placement was first announced on January 19, 2012.

•
On February 22, 2012, we announced positive results from a National Instrument 43-101 compliant Preliminary Economic Assessment (“PEA”) for the high-grade gold and silver resources identified to date at our Brucejack Project.  PEA highlights include:

o	Base Case estimated pre-tax Net Present Value (5% discount) of US$2.262 billion and internal rate of return of 29.8%, using US$1,100/oz gold and US$21/oz silver;

o	Average annual production of 325,000 ounces of gold over the first 12 years and 287,000 ounces of gold over the 24 year life of mine;

o	A processing rate of 1,500 tonnes/day at a cost $170.90/tonne milled;

o	Estimated capital cost, including contingencies, of US$436 million.

•
On February 23, 2012, we announced the initiation of (a) a feasibility study on the high-grade opportunity at our Brucejack Project, expected to be completed by the end of 2012, and (b) an underground resource model for the high-grade gold and silver resources identified to date in the Valley of the Kings and West Zone and provided an update on our exploration activities and plans to access the Valley of the Kings underground from the existing West Zone underground workings.

•
On February 27, 2012, we announced the filing of a preliminary short form base shelf prospectus that when made final, will enable us to make offerings of up to an aggregate principal amount of $180 million of securities, which includes up to $36 million in common shares owned by Silver Standard Resources Inc. ("Silver Standard") that may be offered by way of a secondary offering under the prospectus.

Operations

Brucejack Project

The Brucejack Project is located approximately 950 km northwest of Vancouver, British Columbia and 65 km north-northwest of Stewart, British Columbia and is comprised of six mineral claims totaling 3,199.28 hectares in area.  The Brucejack Project forms part of a contiguous claims package that comprises over 90,000 hectares.

2011 Exploration Program

During April 2011, we opened the camp at site and commenced an expansion of the camp to accommodate up to 120 people.  By the end of May 2011, five drills had been mobilized to site and had commenced drilling with an additional three drills mobilized to site early in June.  By mid-October 2011, we wound-up our 2011 exploration drill program with 176 holes completed totaling 72,144 meters of drilling.

The 2011 drill program was designed to concentrate on the known areas of high-grade gold mineralization with the intention of (a) tightening the drill spacing to increase the level of confidence to move Inferred mineral resources to Measured and Indicated mineral resource categories and to improve knowledge of the continuity of the high-grade mineralization for the Valley of the Kings and other high-grade zones (b) testing the high-grade mineralization to depths greater than the current 600 metres and (c) following up on a number of high-grade intercepts encountered in the 2009 and 2010 drill programs that were not sufficiently defined to be included in the high-grade resource.

With the early and continuing success of 2011 exploration drilling at the Valley of the Kings (see news releases dated July 7, 2011, July 27, 2011 and August 11, 2011), the primary focus for the 2011 program became drilling the Valley of the Kings Zone, both in-fill and step-out, with over 41,000 meters drilled in the Valley of the Kings out of over 72,000 meters drilled in the 2011 drill program.

In addition, drilling at both the Bridge Zone and Gossan Hill Zone encountered high-grade gold as well as significant gold intersections over broad widths. Drilling indicates that Gossan Hill has the potential to host several high-grade structures associated with broader envelopes of bulk tonnage mineralization.  The Valley of the Kings Zone is located 500 meters southwest of the West Zone, and the Gossan Hill Zone is located 300 meters north of the West Zone.  The Bridge Zone borders the Valley of the Kings Zone to the south.

Operations - continued

Resource Estimate

Following on the success of the 2011 exploration drill program, we announced an updated bulk tonnage Mineral Resource Estimate for the Brucejack Project (see our news release of November 28, 2011).  A sensitivity analysis of the Brucejack underground mining potential was completed simultaneously with the bulk tonnage Mineral Resource Estimate (see the Technical Report and Resource Estimate on the Brucejack Project dated January 12, 2012 filed on SEDAR).  For mine planning purposes, the grades in the sensitivity analysis were estimated for the Valley of the Kings and West Zone using 5 x 5 x 5 metre blocks and the same grade estimation parameters as the bulk tonnage Mineral Resource Estimation.  Based on a cut-off of 5.0 grams of gold equivalent per tonne, the sensitivity analysis outlined:

•	5.33 million ounces of gold in the Measured and Indicated Mineral Resource categories (8.6 million tonnes grading 19.35 grams of gold per tonne); and

•	3.29 million ounces of gold in the Inferred Mineral Resource category (4.0 million tonnes grading 25.73 grams of gold per tonne).

The underground sensitivity analysis is not restricted to the Whittle pit shell. The inclusion of the underground sensitivity analysis in this MD&A is not meant to supersede or replace the results of the bulk-tonnage Mineral Resource Estimate.

Preliminary Economic Assessment

On February 22, 2012, we announced positive results from a National Instrument 43-101 compliant Preliminary Economic Assessment (“PEA”) for the high-grade gold and silver resources identified at our Brucejack Project in our current Brucejack mineral resource estimate (see news release dated February 22, 2012).  The PEA was filed on www.sedar.com on February 22, 2012.  The Base Case estimated pre-tax Net Present Value (5% discount) is US$2.262 billion, with an internal rate of return of 29.8%. The PEA contemplates average annual production for the first 12 years of 325,000 ounces of gold and for the 24 year life of mine 287,000 ounces of gold, an estimated capital cost, including contingencies, of US$436.3 million and an average processing rate of 1,500 tonnes/day with operating costs of C$170.90 per tonne milled.

Economic Evaluation

A summary of financial outcomes using two metal price scenarios, including spot metals prices at the time of completion of the PEA, is presented below:

Summary of Brucejack High-Grade Pre-Tax Economic Results
	Base Case	Spot Prices at February 17, 2012
Gold price (US$/ounce)	$1,100	$1,733.60
Silver Price (US$/ounce)	$21.00	$33.46
Net Cash Flow	$5.133 billion (pre-tax) $3.357 billion (post-tax)	$9.467 billion (pre-tax) $6.185 billion (post-tax)
Net Present Value (5.0% discount rate)	$2.262 billion (pre-tax) $1.454 billion (post-tax)	$4.330 billion (pre-tax) $2.808 billion (post-tax)
Internal Rate of Return	29.8% (pre-tax) 25.0% (post-tax)	43.4%(pre-tax) 36.5% (post-tax)
Payback	4.1 years (pre-tax) 4.2 years (post-tax)	3.2 years (pre-tax) 3.3 years (post-tax)
Exchange Rate (US$:C$)	$0.93	$0.997

Operations - continued

Production and Processing

The Brucejack high-grade project is planned to be mined as an underground operation with the Valley of the Kings and West Zone the two targeted lodes.  The underground mine is planned to operate with a processing rate of 1,500 tonnes per day and mine a total of 11.8 million tonnes of mineralized material from the Valley of the Kings and West Zone with an average mill feed grade of 18.9 grams per tonne gold and 59.3 grams per tonne silver.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  There is no certainty that the PEA will be realized.

Gold-silver doré will be produced using a combination of conventional bulk sulphide flotation, gravity concentration and cyanidation, with gold and silver recovery by the Merrill-Crowe process. A total of 6.9 million ounces of gold and 17.0 million ounces of silver is estimated to be produced over the life of the Brucejack Project.  The following table summarizes the production and processing parameters:

Projected Production and Processing Summary
Mine Type	Underground
Total Production	11.8 million tonnes
Processing Rate	1,500 tonnes per day
	Gold	Silver
Average Mill Feed Grade	18.9 grams per tonne	59.3 grams per tonne
Average Metal Recoveries	95.7%	75.5%
Average Annual Production (ounces)
Years 1-12	325,000	444,000
Life of Mine (24 years)	287,000	710,000
Total Production (ounces):
Years 1-12	3.899 million	5.333 million
Life of Mine (24 years)	6.878 million	17.030 million

Operations - continued

Capital and Operating Costs

The total estimated capital cost for the Brucejack high-grade project is US$436.3 million and the estimated operating costs are C$170.9 per tonne milled.  Mine site power is now planned to be supplied by tying into the electrical transmission grid at an estimated cost of US$42 million.  The estimated operating cost of electrical power supplied from the transmission line is C$0.06 per kilowatt hour versus C$0.33 per kilowatt hour supplied from diesel as contemplated in the previous PEA. The following tables summarize the cost components:

Capital Costs Summary		Operating Costs Summary
Capital Costs (US$ million)		Operating Costs (C$/t milled)
Direct Costs	328.3	Mining	103.6
Indirect Costs	58.2	Processing	37.7
Owner’s Costs	11.9	General & Administrative	19.3
Contingencies	37.8	Plant Services	10.3
Total Capital Cost	436.3	Total Operating Cost	170.9

Feasibility Study and Resource Model

We retained Wardrop, a Tetra Tech Company to prepare a feasibility study on the high-grade gold opportunity at Brucejack.  As part of the feasibility study, Pretivm has retained Snowden Mining Industry Consultants to provide an underground resource model for the high-grade gold and silver resources identified to date in the Valley of the Kings and West zones.  The feasibility study is expected to be completed by the year-ended 2012.

Exploration

An initial program of 24,000 meters of surface infill drilling has commenced in the Valley of the Kings Zone.  The drilling will be focused on the mineralization to be mined in the first 12 years as contemplated in the PEA, and tightening the drill spacing with the intent to increase the level of confidence to move Inferred mineral resources to Measured and Indicated mineral resource categories.  This initial drilling is being undertaken to support the feasibility study expected to be completed by year end.

Engineering

A permit application has been filed to access the Valley of the Kings underground by driving an exploration decline from the 1330 meter level of the existing West Zone underground workings.  The West Zone has been dewatered past the 1330 meter level and a surveying and geotechnical mapping program has been completed.  A 3,500-meter geotechnical surface drill program is now underway to confirm ground conditions between the Valley of the Kings and the West Zone.  An isometric of the proposed exploration decline is posted on our web site www.pretivm.com.

Operations - continued

Snowfield Project

The Snowfield Project borders the Brucejack Project to the north and is comprised of one mineral claim with an area of 1,267.43 hectares.  We have not carried out any activities at the Snowfield Project since we acquired it in December 2010, other than environmental studies in conjunction with the Brucejack Project.  During 2011, we focused on completing an updated mineral resource estimate for the project (see news release dated February 23, 2011), examining alternatives for advancing the project and negotiating cooperation agreements with Seabridge Gold Inc. (“Seabridge”) (see news release dated May 9, 2011).

Joint Snowfield/ KSM Engineering Studies

We have entered into a confidentiality and cooperation agreement with Seabridge that, amongst other things, provides for the completion of an engineering study examining the economics of combining our Snowfield Project and Seabridge’s KSM Project as a single operation.  The internal engineering study has now been finalized and indicates that developing the KSM and Snowfield deposits together could produce better economics than developing KSM as a stand-alone project, although no property acquisition costs or allocation of initial KSM capital have been considered.

We have also entered into a mutual access agreement with Seabridge that (a) gives Seabridge access to our Snowfield Project and us access to Seabridge’s KSM Project for the stripping of overburden and (b) provides us with road access to the Brucejack and Snowfield Projects over Seabridge’s KSM Project lands.

Snowfield represents a longer term gold opportunity for our shareholders.  We do not have to expend further funds on the project until 2022, and we will be opportunistic to realize value for Snowfield as we focus our corporate resources on advancing the high-grade opportunity at our Brucejack Project.

Additional Claims

In 2011, we acquired additional project claims to support potential project infrastructure. Project claims now total over 90,000 hectares (222,000 acres), providing further exploration potential to supplement the value we are creating at Brucejack.  A claim boundary map is available on our website.

Selected Financial Information

Basis of Presentation

The following financial data has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) and are expressed in Canadian dollars unless otherwise stated. We adopted IFRS since inception. As a result, there was no conversion from Canadian GAAP and no transitional impact on our accounting practices. Our significant accounting policies are outlined in Note 2 in the notes to our audited consolidated financial statements for the year ended December 31, 2011. We have chosen to defer all exploration and evaluation costs relating to the Projects. We have followed these accounting policies consistently throughout the year.

Selected Annual Information

Selected consolidated annual financial information for the year ended December 31, 2011 and for the period ended December 31, 2010 is as follows.

	2011	2010
Net sales	Nil	Nil
Loss per share	$ 0.20	$ 1.25
Loss for the period	$ 17,371,721	$ 14,130,016
Total assets	$ 518,030,311	$ 499,272,337
Long-term liabilities	$ 2,107,599	Nil
Cash dividends	Nil	Nil

Results of Operations

Loss before taxes for the year ended December 31, 2011 was $17,206,664 and is largely attributed to the fair value of stock options vested of $12,558,810 valued by the Black Scholes model, salaries expense of $2,791,963 and investor relations and shareholder communication activities of $876,926.  Loss before taxes for the three month period ended December 31, 2011 was $7,192,137 and is largely attributed to the fair value of stock options vested of $2,003,878, salaries expense of $1,971,952, and investor relations and shareholder communication activities of $310,754. Total bonuses paid or accrued in the fourth quarter were $2,180,000 ($1,825,000 has been expensed in salaries and $355,000 has been capitalized to mineral properties) and was inclusive of $1,505,650 accrued to the chief executive officer under his management agreement. We have granted stock options as compensation to employees and consultants we have hired with the required skills to advance our business.  We expense the fair value of these stock option issuances over the vesting period.  Investor relations and shareholder communication costs were mainly due to marketing and communication activities conducted by the Company to increase the awareness of the Company within the investment community.

Our operations and business are not driven by seasonal trends, but rather the achievement of project milestones such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, completion of pre-feasibility and final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives.

We expect that the expenditures will be consistent in future periods, other than bonuses which are determined annually by the Board of Directors, subject to any material changes in exploration and development activities.

Results of Operations - continued

On July 15, 2011, we completed a private placement of 1,390,000 flow-through common shares ("Flow-Through Shares") at a price of $10.85 per Flow-Through Share for aggregate gross proceeds of $15,081,500 (the "Offering").  The gross proceeds of the Offering were to be used to accelerate exploration at our Brucejack Project, so that a feasibility study on the high-grade opportunity at Brucejack could commence on completion of the 2011 exploration program.  In carrying out exploration at our Brucejack Project, the gross proceeds of the offering were to be used during the 2011 exploration program to incur eligible Canadian Exploration Expenses ("CEE") that qualify as "flow through mining expenditures", as defined in subsection 127(9) of the Income Tax Act (Canada), and "BC flow-through mining expenditures", as defined in the Income Tax Act (British Columbia), (the "Qualifying Expenditures"), which were required to be renounced to the subscribers with an effective date no later than December 31, 2011.  The gross proceeds of the Offering were (a) used to incur Qualifying Expenditures on our Brucejack Project during the year ended December 31, 2011 and (b) renounced to the subscribers with an effective date of December 31, 2011.  A feasibility study on the high-grade opportunity at our Brucejack Project has been initiated.

July 2011 Flow-Through Offering	Use of Proceeds	Amount of Proceeds
Disclosed July 15, 2011	Brucejack Project Qualifying Expenditures	$15,081,500
Actual to December 31, 2011	Brucejack Project Qualifying Expenditures	$15,081,500
Variance	Nil	Nil

Summary of Quarterly Results

Selected consolidated financial information for the preceding four quarters are as follows:

	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4
Total revenue	Nil	Nil	Nil	Nil	Nil
Loss	$7,192,137	$ 361,420	$ 3,741,933	$ 6,076,231	$ 14,130,016
Loss per share	$0.07	$0.01	$0.04	$ 0.08	$ 1.25
Loss per share – fully diluted	$0.07	$0.01	$0.04	$ 0.08	$ 1.25

Liquidity and Capital Resources

Our cash and cash equivalents as at December 31, 2011 was $16,447,223. To date, our source of funding has been the issuance of equity securities for cash.

Our working capital as at December 31, 2011 was $18,698,983. Working capital items other than cash and cash equivalents consisted of receivables of $6,790,658, comprised of $3,410,658 of Harmonized Sales Tax refunds ($3,262,843 of which was subsequently received) and $3,380,000 accrued for Mineral Exploration Tax Credits receivable from the Government of Canada, deposits and prepaid expenses of $373,346, a receivable from Silver Standard of $501,989 (subsequently received), being the balance of the secondary offering expenses, and accounts payable and accrued liabilities of $5,414,233. The increase in accounts payable and accrued liabilities is attributable to the heightened exploration activity with the Brucejack project as well as the accrual for the CEO’s performance bonus.  All other bonuses were paid out during the year-ended 2011.

Liquidity and Capital Resources - continued

During the third quarter, we completed a private placement of 1,390,000 flow-through common shares at a price of $10.85 per share for aggregate gross proceeds of $15,081,500.  Subsequent to year-end on January 19, 2012, the Company also raised approximately $23,000,000 by the issue of 1,250,000 flow-through common shares.  With the current planned expenditures on our Projects, we believe we have sufficient working capital to meet our administrative overhead and fund our planned exploration programs through 2012.

Cash used in investing activities in the year ended December 31, 2011 was $38,664,737, which was incurred mainly in respect of exploration activities at the Projects described under Operations above in the amount of $35,130,360.   Exploration activities consisted primarily of $9,224,634 in drilling, $6,403,356 in helicopter services, $4,470,891 in camp construction and supplies and $4,344,236 in contract services.  During the year, the Company entered into a purchase agreement to acquire certain mineral claims adjacent to the Company’s claims that include the Brucejack and Snowfield Projects with payment of $150,000 paid during the year and another $200,000 payable on September 28, 2012 and $400,000 payable on September 28, 2013.

Other investing activities included $3,155,622 to acquire exploration machinery.  A further $378,755 has been expended to post reclamation bonds as required by the permits issued for our project activities.

In April 2011, Silver Standard completed a secondary offering (the “Secondary Offering”) of our common shares.  All costs and expenses of the Secondary Offering will be paid for by Silver Standard. We currently have a net receivable from Silver Standard of $501,989 representing Silver Standard’s agreed share of the costs of our Secondary Offering.

We earned interest income on our cash balance for the year ended December 31, 2011 of $400,730 and also earned income of $250,000 relating to our support of the Secondary Offering.

Development of any of our mineral properties will require additional equity and possibly debt financing. As we are an exploration stage company, we do not have revenues from operations and, except for interest income from our cash and cash equivalents, we rely on equity funding for our continuing financial liquidity. Our access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Commitments, Contingencies and Off-Balance Sheet Arrangements

We have no material long term debt, capital lease obligations, operating leases or any other long term obligations, other than payments related to the acquisition of certain mineral claims and a commitment for offices lease and operating costs that require minimum payments in the aggregate as follows:

Commitment	Fiscal 2011	Fiscal 2012	Fiscal 2013	Fiscal 2014	Fiscal 2015 and after
Office lease and operating costs	$204,000	$223,000	$223,000	$18,600	$nil
Mineral claims acquisition	-	$200,000	$400,000	$nil	$nil
Total	$204,000	$423,000	$623,000	$18,600	$nil

Related Party Transactions

Our acquisition of the Projects from Silver Standard and the completion of the Secondary Offering and Flow-Through Offering resulted in Silver Standard owning 28.39% of our issued shares at December 31, 2011, and 27.93% subsequent to year end after the flow-through share offering.

Prior to the completion of our initial public offering, Silver Standard agreed to pay certain share issuance costs related to the initial public offering.  During the first quarter, we entered into an agreement with Silver Standard under which Silver Standard agreed to pay all costs and expenses we incurred in completing the Secondary Offering.  At December 31, 2011, we had a net receivable balance from Silver Standard of $501,989 relating to our initial public offering and the Secondary Offering.

We have entered into employment agreements with each of our President and CEO (the (“CEO”), Chief Development Officer and Vice President (the “CDO”) and Chief Exploration Officer and Vice President (the “CExO”).  Under the employment agreements: our CEO receives a base salary of $400,000 per year, benefits and an annual performance bonus of 0.25% of the annual increase in our market capitalization, provided the increase in market capitalization is 10% or more; and our CDO and CExO each receive a base salary of $300,000 per year, benefits and an annual bonus determined at the discretion of our Board.  Our CEO, CDO and CExO are also entitled, on termination without cause, to twenty-four months’ salary and two years’ annual performance bonus as a termination benefit.

During the year, the CEO’s performance bonus was $1,505,650 and other officers received bonuses totaling $600,000.

Subsequent Events

We granted employee and consultant stock options under our stock option plan, to purchase 115,000 common shares exercisable at $16.40 per share for a term of five years. We also issued 1,250,000 flow-through common shares at a price of $18.50 per share.

Subsequent Events - continued
On February 27, 2012, we announced the filing of a preliminary short form base shelf prospectus that when made final, will allow for an offering of up to an aggregate principal amount of $180 million of securities, which includes up to $36 million in common shares owned by Silver Standard that may be offered by way of a secondary offering under the prospectus.

Critical Accounting Estimates

Our significant accounting policies are presented in Note 2 in the notes to the consolidated financial statements for the year ended December 31, 2011. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which estimate is revised and future periods if the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made include, but are not limited to, the following:

i)	the carrying value of the investment in the Projects and the recoverability of the carrying value included in the statement of financial position;
ii)	the estimation of share-based payment transactions;
iii)	the composition of deferred income tax liabilities included in the statement of financial position;
iv)	the flow-through premium estimated on the issuance of flow-through shares.

1) Mineral resources and reserves, and the carrying values of our investment in the Projects

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves estimates which in turn could have a material effect on the carrying value of our investment in the Projects.

2) Impairment analysis of assets

At each financial reporting date the carrying amounts of our assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Critical Accounting Estimates - continued

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets.

Changes in any of the assumptions used to determine impairment testing could materially affect the results of the analysis.

At December 31, 2011, we reviewed the carrying value of our assets and determined that there were no indicators of impairment.

3) Restoration, rehabilitation, and environmental obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions, and when applicable the environment in which the mine operates.

Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

Our operations may in the future be, affected from time to time in varying degree by changes in environmental regulations or changes in estimates used in determining restoration and rehabilitation obligations. Both the likelihood of new regulations or degree of changes in estimates and their overall effect upon us are not predictable.

At December 31, 2011, we had no material restoration, rehabilitation and environmental obligations as the disturbance to date is minimal.

Critical Accounting Estimates - continued

4) Share-based compensation expense

From time to time, we grant share purchase options to directors, employees and service providers. We use the Black-Scholes option pricing model to estimate a value of these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the share-based compensation expense charged in a period.

The following weighted average assumptions and inputs were used to estimate the fair value of options granted during the year:

•	Risk free rate
•	Expected life
•	Expected volatility
•	Grant date share price
•	Expected dividend yield

The assumptions with the great impact on the calculations are the volatility and the expected life.  We base our expectation of volatility on the volatilities of similar publically listed companies as the expected life of the options exceeds our trading history.

5) Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered. Deferred income tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of deferred income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

Changes in Accounting Policies including Initial Adoption

Transition to and Initial Adoption of IFRS

Effective December 31, 2010, we early adopted IFRS following the exemption received from the applicable Canadian Securities Administrators under National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency (“NI 52-107”) on March 17, 2011.

Our financial reporting since inception is based on IFRS and accordingly there are no comparative issues relating to Canadian GAAP.

Accounting Standards, Interpretations and Amendments to Existing Standards That Are Not Yet Effective

We have not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for our accounting periods beginning on after January 1, 2013 or later periods. These include:

o	IFRS 9, Financial Instruments – Classification and Measurement
o	IFRS 10, Consolidated Financial Statements
o	IFRS 13, Fair Value Measurement
o	IAS 1, Presentation of Financial Statements (amended)
o	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

We anticipate that the adoption of these standards and interpretations in the future periods will have no material impact on our consolidated financial statements except for additional disclosures.

Financial Instruments and Other Instruments

Financial liabilities:

We have the following financial liabilities: amounts payable and other liabilities.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Financial Instruments and Other Instruments - continued

Financial Risk Management

We are exposed in varying degrees to a variety of financial instrument related risks.  Our Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is our risk of potential loss if the counterparty to a financial instrument fails to meet its contractual obligations.  Our credit risk is primarily attributable to our liquid financial assets including cash and cash equivalents, amounts receivable and amount due from Silver Standard. We limit our exposure to credit risk on financial assets by investing our cash and cash equivalents with high-credit quality financial institutions. Other receivables consist primarily of Harmonized Sales Tax (HST) and BC Mineral Exploration Tax Credits receivable from the Government of Canada.

The carrying value of our cash and cash equivalents, amounts receivable and amount due from Silver Standard represent our maximum exposure to credit risk.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due.  We ensure that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with high-credit quality financial institutions which are available on demand by us for our programs.

Interest Rate Risk

We are subject to interest rate risk with respect to our investments in cash and cash equivalents. Our current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Commodity Price Risk

While the value of our core mineral resource property is related to the price of gold and silver and the outlook for these minerals, we currently do not have any operating mines and hence do not have any hedging or other commodity based risks in respect of our operational activities.

Gold and silver prices historically have fluctuated widely and are affected by numerous factors outside of our control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Financial Instruments and Other Instruments - continued

Capital Management

Our objectives in the managing of the liquidity and capital are to safeguard our ability to continue as a going concern and provide financial capacity to meet our strategic objectives. Our capital structure consists of equity attributable to common shareholders, comprised of issued share capital, contributed surplus, accumulated comprehensive loss and accumulated deficit.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, we may attempt to issue new shares, issue new debt, and acquire or dispose of assets to facilitate the management of our capital requirements. We prepare annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. As at December 31, 2011, we do not have any long-term debt and are not subject to any externally imposed capital requirements. We has sufficient funds to meet our current operating and exploration and development obligations.

Outstanding Share Data

At March 6, 2012, we had the following common shares and share purchase options outstanding.

	Number of securities	Exercise price ($)	Weighted Average Remaining Life (years)
Common shares	88,123,136
Share purchase options	6,995,000	$6.00 - $16.40	4.28
Fully diluted	95,118,136

Risks and Uncertainties

Natural resources exploration and development involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in our preliminary short form base shelf prospectus dated February 27, 2012 filed on the SEDAR website at www.sedar.com, which are incorporated by reference in this MD&A.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements are properly recorded, processed, summarized and reported to our Board and Audit Committee. Management has evaluated the effectiveness of disclosure controls and procedures as at December 31, 2011 and has concluded, based on its evaluation, that these controls and procedures provide reasonable assurance that material information relating to our Company is reported as required.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The control framework used to design our internal control over financial reporting is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has evaluated the effectiveness of design and operation of our internal controls over financial reporting as at December 31, 2011. Based on the result of this assessment, management has concluded that our internal controls over financial reporting are effective.

Statement Regarding Forward-Looking Information

In connection with the forward-looking statements contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration and development activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources.  We have also assumed that no significant events occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this Prospectus, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.

This MD&A contains ‘‘forward-looking information’’ and ‘‘forward looking statements’’ within the meaning of applicable Canadian and United States securities legislation. Forward-looking information may include, but is not limited to, information with respect to our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources, realization of mineral resource estimates, timing of development of the Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as ‘‘plans’’, ‘‘expects’’, ‘‘projects’’, ‘‘assumes’’, ‘‘budget’’, ‘‘strategy’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘anticipates’’, ‘‘believes’’, ‘‘intends’’ and similar expressions or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information.

Statement Regarding Forward-Looking Information - continued

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, risks related to:

•	the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;

•	the fact that we are a relatively new company with no mineral properties in production or development and no history of production or revenue;

•	development of our Brucejack Project;

•	our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;

•	dependency on our Brucejack Project for our future operating revenue;

•	our mineral resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates and establish mineral reserve estimates;

•	uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

•	commodity price fluctuations, including gold price volatility;

•	market events and general economic conditions;

•	governmental regulations, including environmental regulations;

•	delay in obtaining or failure to obtain required permits, or non-compliance with permits that are obtained;

•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;

•	uncertainty regarding unsettled First Nations rights and title in British Columbia;

•	land reclamation requirements;

•	uncertainties related to title to our mineral properties and surface rights;

Statement Regarding Forward-Looking Information - continued

•	currency fluctuations;

•	increased costs affecting the mining industry;

•	increased competition in the mining industry for properties, qualified personnel and management;

•	our ability to attract and retain qualified management;

•	some of our directors’ and officers’ involvement with other natural resource companies;

•	potential inability to attract development partners or our ability to identify attractive acquisitions;

•	Silver Standard’s share ownership, ability to influence our governance and possible market overhang; and

•	uncertainty as to the outcome of potential legal proceedings.

This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in our preliminary short form base shelf prospectus dated February 24, 2012 filed on the SEDAR website at www.sedar.com. Our forward-looking information is based on the beliefs, expectations and opinions of management on the date the statements are made and we do not assume any obligation to update forward looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward looking information.