Form 40-F/A
period 2011-12-31
Pretium Resources Inc.
filed 2012-03-14
CIK 1508844

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
to
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

EXPLANATORY NOTICE TO READER

On March 13, 2012, Pretium Resources Inc. (“the Registrant”) filed its annual report on Form 40-F for the year ended December 31, 2011 (the “Annual Report”).  Subsequent to filing the Annual Report, the Registrant noted an omission in the Independent Auditor’s Report, which was included in the Annual Report as part of Appendix B - Audited Annual Financial Statements for the fiscal years ended December 31, 2011 and December 31, 2010.  Specifically, in the paragraph of the Independent Auditor’s Report called “Opinion”, the Registrant’s independent auditor noted that the consolidated financial statements were prepared in accordance with International Financial Reporting Standards without a reference to “as issued by International Accounting Standards Board”.  An amended version of the Independent Auditor’s Report that adds such a reference is filed herewith, together with the Audited Annual Financial Statements and a consent of PricewaterhouseCoopers LLP, as well as certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

Other than as expressly set forth above, this amendment does not, and does not purport to, update or restate the information in any Item of the Annual Report or reflect any events that have occurred after the Annual Report was filed. The filing of this amendment shall not be deemed an admission that the Annual Report, when filed, included any untrue statement of material fact or omitted to state a material fact necessary to make a statement not misleading.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment no. 1 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14 , 2012	Pretium Resources Inc.
	By:	/s/ Robert A. Quartermain
Name: Robert A. Quartermain
Title: President, Chief Executive Officer & Director

EXHIBIT INDEX

Exhibit	Description

99.1 **	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accountant

99.2 *	Consents of Hassan Ghaffari, P.Eng., Jianhui (John) Huang, P.Eng., and Sabry Abdel Hafez, Ph.D., P.Eng., of Wardrop, a Tetra Tech Company and Wardrop, a Tetra Tech Company

99.3 *	Consents of Pierre Pelletier, P.Eng., of Rescan Environmental Services Ltd. and Rescan Environmental Services Ltd.

99.4 *	Consents of Tracy Armstrong, P.Geo., and Fred H. Brown, Pr.Sc.Nat., of P&E Mining Consultants Inc. and P&E Mining Consultants Inc.

99.5 *	Consents of Caroline J. Vallat, P.Geo., of GeoSpark Consulting Inc. and GeoSpark Consulting Inc.

99.6 *	Consents of H. Warren Newcomen, P.Eng., Hamish Weatherly, P.Geo., and Lori-Ann Wilchek, P.Eng., of BGC Engineering Inc. and BGC Engineering Inc.

99.7 *	Consents of Peter Mokos, MAusIMM (CP), of AMC Mining Consultants (Canada) Ltd. and AMC Mining Consultants (Canada) Ltd.

99.8 *	Consent of Ian I Chang M.A.Sc., P.Eng.

99.9 *	Consent of Kenneth C. McNaughton, M.A.Sc., P.Eng.

99.10 **	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.11 **	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.12 **	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.13 **	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously Filed
** Filed herewith

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

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board , and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Pretium Resources Inc. as at December 31, 2011 and December 31, 2010 and the results of its operations and its cash flows for the year ended December 31, 2011 and period from the date of incorporation on October 22, 2010 to December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board .

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