Form 40-F
period 2012-12-31
Pretium Resources Inc.
filed 2013-03-19
CIK 1508844

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2012      Commission File Number: 001-35393

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

     There were 94,827,636 Common Shares, of no par value, outstanding as of December 31, 2012.

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

The Annual Information Form of Pretium Resources Inc. (the “Company” or “Registrant”) for the year ended December 31, 2012 is included as Appendix A of this Annual Report on Form 40-F.

B.	Audited Annual Financial Statements

The Company’s audited consolidated financial statements for the fiscal years ended December 31, 2012 and December 31, 2011, including the auditor’s report with respect thereto, are included as Appendix B of this Annual Report on Form 40-F.

C.	Management’s Discussion and Analysis

The Company’s Management’s Discussion and Analysis for the year ended December 31, 2012 is included as Appendix C of this Annual Report on Form 40-F.

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES

Certifications. See Exhibits 99.5, 99.6, 99.7 and 99.8 to this Annual Report on Form 40-F.

Disclosure Controls and Procedures. The Registrant maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the Registrant’s filings under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “SEC”). The Registrant’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), after having evaluated the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report, have concluded that, as of such date, the Registrant’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in reports that the Registrant files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. However, as recommended by the SEC in its adopting release for the rules governing the disclosure and control procedures discussed above, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

The Registrant’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and, as indicated in the preceding paragraph, the CEO and CFO believe that the Registrant’s disclosure controls and procedures are effective at that reasonable assurance level, although the CEO and CFO do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included under the heading “Management’s Report on Internal Control over Financial Reporting” in the Registrant’s Consolidated Financial Statements for the fiscal years ended December 31, 2012 and December 31, 2011, filed as part of this Annual Report on Form 40-F in Appendix B.

Attestation Report of the Registered Public Accounting Firm. The required disclosure is included under the heading “Independent Auditor’s Report” in the Registrant’s Consolidated Financial Statements for the fiscal years ended December 31, 2012 and December 31, 2011, filed as part of this Annual Report on Form 40-F in Appendix B.

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2012, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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

ADDITIONAL DISCLOSURE

Code of Ethics.

The Registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the “Code of Business Conduct and Ethics”, that applies to all of its directors, officers, employees, and consultants including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.  In 2012, there were no waivers, including implicit waivers, or amendments granted from any provision of the Code of Business Conduct and Ethics.

The Code of Business Conduct and Ethics is available for viewing on the Registrant’s website at www.pretivm.com.

Corporate Governance Practices.

Our corporate governance practices are consistent with all applicable current Canadian regulatory guidelines and standards. We are classified as a foreign private issuer in connection with our listing on the New York Stock Exchange (the "NYSE") and are not required to comply with most of the NYSE's corporate governance standards (the "NYSE Rules") and instead may comply with Canadian corporate governance practices. However, our corporate governance practices incorporate many best practices derived from the NYSE Rules and there are no significant differences between our corporate governance practices and the NYSE Rules.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee Information—External Auditor Service Fees” at page 19 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2012, filed as part of this Annual Report on Form 40-F in Appendix A.

Pre-Approval Policies and Procedures.

The Audit Committee pre-approves all audit services to be provided to us by our independent auditors.  The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee.  All non-audit services performed by our auditors for the fiscal year ended December 31, 2012 have been pre-approved by our Audit Committee.

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

Tabular Disclosure of Contractual Obligations.

We have no material long term debt, capital lease obligations, operating leases or any other long term obligations, other than payments related to the acquisition of certain mineral claims and a commitment for offices lease and operating costs that require minimum payments in the aggregate as follows:

Commitment	Fiscal 2013	Fiscal 2014	Fiscal 2015 and after	Total
Office lease and operating costs	$223,000	$18,600	$ nil	$241,600
Mineral claims acquisition	400,000	nil	nil	400,000
Total	$623,000	$18,600	$ nil	$640,600

Mine Safety Disclosure.

Not applicable.

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

Date: March 18, 2013	Pretium Resources Inc.
	By:	/s/ ROBERT A. QUARTERMAIN
Name: Robert A. Quartermain
Title: President, Chief Executive Officer & Director

EXHIBIT INDEX

Exhibit	Description

99.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accountant

99.2	Consents of Ivor W.O. Jones, M.Sc., CP, FAusIMM, of Snowden Mining Industry Consultants and Snowden Mining Industry Consultants

99.3	Consent of Ian I Chang M.A.Sc., P.Eng.

99.4	Consent of Kenneth C. McNaughton, M.A.Sc., P.Eng.

99.5	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

APPENDIX A

PRETIUM RESOURCES INC. ANNUAL INFORMATION FORM FOR THE FISCAL YEAR

ENDED DECEMBER 31, 2012

ANNUAL INFORMATION FORM

(“AIF”)

of

PRETIUM RESOURCES INC.
(the “Company” or “Pretivm”)
1600 – 570 Granville Street
Vancouver, British Columbia
V6C 3P1

Telephone:  604-558-1784
Facsimile:  604-558-4784
Website:  www.pretivm.com
E-mail:  invest@pretivm.com

For the Year Ended December 31, 2012

Dated:  March 18, 2013

TABLE OF CONTENTS

PRELIMINARY NOTES	A-1
Effective Date of Information	A-1
Currency	A-1
Note Regarding Forward Looking Statements	A-1
Technical and Scientific Disclosure	A-2
National Instrument 43-101 Definitions	A-3
Cautionary Note to US Investors	A-4

CORPORATE STRUCTURE	A-5
Name, Address and Incorporation	A-5
Intercorporate Relationships	A-5

GENERAL DEVELOPMENT OF THE BUSINESS	A-5
Overview	A-5
Strategy and Objectives	A-5
Acquisition of the Combined Project Assets	A-5

NARRATIVE DESCRIPTION OF THE BUSINESS	A-6
Details of the Brucejack Project	A-6

DIVIDENDS	A-13

DESCRIPTION OF CAPITAL STRUCTURE	A-13

TRADING PRICE AND VOLUME	A-14

PRIOR SALES	A-14

DIRECTORS AND OFFICERS	A-14
Name and Occupation	A-14
Shareholdings of Directors and Senior Officers	A-16
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	A-16
Conflicts of Interest	A-17

AUDIT COMMITTEE INFORMATION	A-17

RISK FACTORS	A-19

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	A-31

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	A-32

AUDITORS, TRANSFER AGENT AND REGISTRAR	A-32

MATERIAL CONTRACTS	A-32

INTEREST OF EXPERTS	A-32

ADDITIONAL INFORMATION	A-33

APPENDIX I AUDIT COMMITTEE CHARTER	AA-1

PRELIMINARY NOTES

Effective Date of Information

This AIF is dated March 18, 2013, and unless otherwise indicated, the information contained herein is current as of such date, other than certain financial information which is current as of December 31, 2012, being the date of the Company’s most recently audited financial year end.

Currency

All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Note Regarding Forward Looking Statements

This AIF contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking information may include, but is not limited to, information with respect to our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources, realization of mineral resource estimates, timing of development of the Brucejack Project (as defined below), costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, and adequacy of financial resources.  Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budgeted”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends” “modelled” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, risks related to:

•	the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;
•	the fact that we are a relatively new company with no mineral properties in production or development and no history of production or revenue;
•	development of the Brucejack Project;
•	our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;
•	dependency on the Brucejack Project for our future operating revenue;
•	our mineral resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates and establish mineral reserve estimates;
•	uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;
•	commodity price fluctuations, including gold price volatility;
•	market events and general economic conditions;
•	availability of suitable, or damage to, existing infrastructure;
•	governmental regulations, including environmental regulations;

PRELIMINARY NOTES - continued

•	delay in obtaining or failure to obtain required permits, or non-compliance with permits that are obtained;
•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;
•	compliance with emerging climate change regulation;
•	adequate internal control over financial reporting;
•	increased costs of complying with the Dodd-Frank Act;
•	potential opposition from non-governmental organizations;
•	uncertainty regarding unsettled First Nations rights and title in British Columbia;
•	land reclamation requirements;
•	uncertainties related to title to our mineral properties and surface rights;
•	currency fluctuations;
•	increased costs affecting the mining industry;
•	increased competition in the mining industry for properties, qualified personnel and management;
•	our ability to attract and retain qualified management;
•	some of our directors’ and officers’ involvement with other natural resource companies;
•	potential inability to attract development partners or our ability to indentify attractive acquisitions;
•	Silver Standard Resources Inc.’s (“Silver Standard”) share ownership, ability to influence our governance and possible market overhang;
•	uncertainty as to the outcome of potential legal proceedings;
•	future sales or issuances of our equity securities; and
•	our being treated as a passive foreign investment company for U.S. Federal income tax purposes.

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

Technical and Scientific Disclosure

Certain technical information relating to the Brucejack Project contained in this AIF is derived from, and in some instances is an extract from, the report entitled “Mineral Resources Update Technical Report” (the “Brucejack Report”) dated November 20, 2012, which was prepared and verified by Ivor W.O. Jones, M.Sc., CP, FAusIMM, Senior Principal Consultant, Snowden Mining Industry Consultants (“Snowden”) in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The Brucejack Report is the only current NI 43-101 compliant technical report with respect to the Brucejack Project and supersedes all previous technical reports.

PRELIMINARY NOTES - continued

Technical information in this AIF not contained in the Brucejack Report has been approved by Mr. Kenneth C. McNaughton, M.A.Sc., P.Eng., Pretivm’s Vice President and Chief Exploration Officer and Ian I. Chang M.A.Sc., P.Eng., Pretivm’s Vice President, Project Development, each of whom is a “qualified person” as defined in NI 43-101 and has reviewed and verified the disclosure of such information.

Reference should be made to the full text of the Brucejack Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under the Company’s profile on SEDAR at www.sedar.com. Alternatively, copies of the Brucejack Report may be inspected during normal business hours at the Company’s head office.

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

PRELIMINARY NOTES - continued

Cautionary Note to US Investors

Technical disclosure in this AIF has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in this AIF have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission (“SEC”), and mineral reserve and resource information contained or incorporated by reference in this AIF may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserves estimates included in this AIF may not qualify as “reserves” under SEC standards. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures.  In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under reporting standards in Canada differ in certain respects from the standards of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

We are an exploration and development company that was formed for the acquisition, exploration and development of precious metal resource properties in the Americas. Our only material mineral project for the purposes of NI 43-101 is the Brucejack Project (the “Brucejack Project”), an advanced stage exploration project located in north-western British Columbia. We intend to focus our exploration and development efforts on the Brucejack Project and, in particular, on expanding, and increasing the quality of mineral resources and on advancing engineering studies on the higher grade underground opportunities at the Brucejack Project. We also have a 100% interest in the Snowfield Project (the “Snowfield Project”), which is also located in north-western British Columbia. We are not actively developing the Snowfield Project at this time, and we consider it to be non-material to our business and for the purposes of NI 43-101.

As at November 20, 2012, indicated mineral resources at the Brucejack Project’s Valley of the Kings were estimated at approximately 8.5 million ounces of gold, and inferred mineral resources at the Valley of the Kings were estimated at approximately 2.9 million ounces of gold. All resource figures are at a cut-off grade of 5.0 grams/tonne (“g/t”) gold equivalent (“AuEq”). See “Details of the Brucejack Project — Mineral Resource Estimates”.

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

Acquisition of the Combined Project Assets

We acquired the Brucejack Project, along with the Snowfield Project and other associated assets (together, the “Project Assets”), pursuant to an acquisition agreement dated October 28, 2010, as amended, with Silver Standard (the “Acquisition Agreement”), for an aggregate acquisition price of $450 million, consisting of a cash payment of $233,020,000 and the issuance of a total of 36,163,333 common shares (the “Common Shares”) in the capital of Pretivm (the “Acquisition”).  We financed the cash portion of the Acquisition with part of the proceeds from our initial public offering, which closed concurrently with the acquisition of the Project Assets in December 2010.

We entered into an investor rights agreement dated December 21, 2010 (the “Investor Rights Agreement”) with Silver Standard that provides that, as long as Silver Standard and its affiliates hold at least 10% of the issued and outstanding Common Shares:

GENERAL DEVELOPMENT OF THE BUSINESS - continued

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

NARRATIVE DESCRIPTION OF THE BUSINESS

Details of the Brucejack Project

Project Description and Location

The Brucejack Project (also known as the “Property” in the Brucejack Report) consists of six mineral claims totalling 3,199.28 hectares and all claims are in good standing until January 31, 2022.  Pretivm acquired its 100% outright interest in the Brucejack Project in December 2010, pursuant to the Acquisition Agreement with Silver Standard.  The Brucejack Project is subject to a 1.2% net smelter returns royalty in favour of Black Hawk Mining Inc. (“Black Hawk”) on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

The majority of the Brucejack Project falls within the boundaries of the Cassiar-Iskut-Stikine Land and Resource Management Plan (the “LRMP”) area of northwestern British Columbia, with only a minor south-eastern segment of Mineral Claim No. 509506 falling outside this area.  All claims located within the boundaries of the LRMP are considered as areas of general management direction, with none of the claims falling inside any protected or special management areas.  At present, the land claims in the area are in review and subject to ongoing discussions between various First Nations and the Government of British Columbia.

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

The area is easily accessible by helicopter from the town of Stewart, or seasonally from the settlement of Bell II.  The flight time from Stewart is approximately 30 minutes.  Pretivm has started construction on reopening the Newhawk Gold Mines Ltd. (“Newhawk”) access road. Originally, the Newhawk access was by barge over Bowser Lake, then by truck to camp. Pretivm is rehabilitating the old road along the Bowser River and up the Knipple Glacier, and is in the process of building a new stretch of road, working up Scott Creek from the Bowser River and up Wildfire Creek from Highway 37.  The exploration road was completed in December 2012.

NARRATIVE DESCRIPTION OF THE BUSINESS - continued

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

A high voltage 138-kV power line currently services Stewart, BC and has sufficient capacity to provide power to the Brucejack Project. Also, a high voltage power line running parallel with Highway 37 is planned for construction (www.highway37.com). The plan calls for the new 287-kV line to extend from the community of Terrace to the beginning of the Galore Creek access road at Bob Quinn Lake providing access for the Property to the BC Hydro electric grid. The final capacity of this transmission line has yet to be determined and may be increased due to demand.

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

Silver Standard began initial work on the Brucejack Project in 2009 with a large diamond drilling campaign and a resampling program on historical core.  A total of 17,846 metres of diamond drilling were completed in 37 holes during the 2009 field season.  In 2010, a total of 33,400 metres of diamond drilling was completed in 72 holes.  The West Zone ramp was partially dewatered in late 2011 and early 2012. A geotechnical mapping program and updated survey was completed on the dewatered portion of the mine.

Geological Setting

The Sulphurets Mining Camp, which includes the Snowfield and Brucejack Properties, is located on the eastern limb of the broad McTagg anticlinorium, a major north-trending mid-Cretaceous structural culmination in the western SFB. Sedimentary and volcanic rocks of the Upper Triassic Stuhini Group form the core of the anticlinorium, and are successively replaced outwards towards the west, north, and east of the core by progressively younger rocks of the Lower to Middle Jurassic dominantly volcanic and lesser sedimentary rocks of the Hazelton Group followed by dominantly sedimentary rocks of the Bowser Lake Group.

NARRATIVE DESCRIPTION OF THE BUSINESS - continued

Geology on the Brucejack Property can generally be characterized as a northerly-trending, broadly arcuate, concave-westward structural-stratigraphic belt of variably altered rocks. This belt is bisected on the western side of the Property by a prominent topographic lineament, the Brucejack Fault. This belt is characterised by a broad band of variably but generally intensely quartz-sericite-pyrite altered rocks of up to several hundred metres or more across, and approximately five kilometres in strike extent. The quartz-sericite-pyrite alteration typically contains between two and 20% pyrite, and, depending on the alteration intensity, can preclude protolith recognition. Most of the defined mineral resources on the Property are located within the intensely altered zone.

Mineralization

High grade gold (± silver) mineralization is predominantly located within this alteration band and is generally associated with vein-stockwork systems of varying intensity. These stockwork systems display good continuity along-strike (several tens of metres to several hundreds of metres) and are characterized by the presence of mesothermal to epithermal veins of quartz, quartz-carbonate, quartz-adularia, and pyrite that are typically on the order of millimetres to tens of centimetres in thickness and which form intense crosscutting networks within the stockworks. In rare cases, the veins may range up to nearly ten metres in thickness. Most high grade zones are either on the margins of, or contained within, a zone of bulk mineralization. Bulk low grade mineralization zones (locally up to several grams per tonne gold) tend to be associated with disseminated anhedral pyrite.  Zones and veins of euhedral pyrite are barren.

The hypothesis for the formation of the mineralization on the Brucejack Property at the time of this report is that it represents a deformed transitional meso- to epithermal porphyry-associated quartz stockwork in pervasively altered lower Hazelton Group rocks. It is thought that the bulk mineralization may have been formed shortly after consolidation of the volcanic pile due to reactions between these rocks and seawater.  Progressive development and telescoping of the porphyry system in rocks of the volcanic pile would then have resulted in widespread and zoned porphyry-style alteration and mineralization, with the high grade gold and gold-silver mineralization generated in a transitional meso- to epithermal environment slightly more distal (i.e., down temperature) from the intrusive stock/dyke/sill body than the KSM and Snowfield deposits.

Mineralized Zones

The current resources as presented in this AIF are comprised of two different zones on the Brucejack Project, being the Valley of the Kings and the West Zone.

Valley of the Kings

Exploration drilling by Silver Standard (2009, 2010) and Pretivm (2011 to present), as well as recent surface mapping, has been successful in outlining a series of corridors of high grade mineralization associated with deformed quartz stockworks and intense quartz-sericite-pyrite alteration in an east-west trending and east-southeast plunging tight syncline developed in almost the full sequence of lower Hazelton Group rocks.

The Valley of the Kings mineralized zone trends approximately west-northwest to east-southeast. Its orientation mirrors that of Electrum Ridge, a pronounced topographic feature near the southern margin of the zone, and drilling to date has extended its strike to over 800 metres. The zone is up to 150 metres wide and was originally thought to be bound to the west by the Brucejack Fault. Recent drilling in the current 2012 drill program, together with the presence of significant intervals of gold mineralization, in the Waterloo Zone, indicates that the Valley of the Kings continues west across the fault, thereby making the zone open to the west, as well as to the east and at depth.

High-grade gold and silver mineralization within the Valley of the Kings occurs as electrum, which is generally hosted in deformed quartz-carbonate and quartz-adularia veins and vein stockworks. While quartz veining and stockworks are common throughout the zone, the majority of gold intersections are confined to corridors within a 75 metres to 100 metres wide zone on the southern limb of the syncline. The orientation of these corridors is subparallel to the fold axis. Gold to silver ratios within the Valley of the Kings are typically 2:1 or higher.  Variations in this ratio, which could be a function of thermal gradients developed at the time of mineralization, are suggested by a visible increase in the proportion of silvery electrum (at the expense of more gold-coloured electrum) with a concomitant increase in the proportion of vein-hosted adularia towards the eastern parts of the zone. Additional precious metals-bearing minerals found in the Valley of the Kings, typically in trace quantities, include silver sulphides, acanthite, pyrargyrite and tetrahedrite, and associated with base metal-bearing sulphides include sphalerite and galena.

NARRATIVE DESCRIPTION OF THE BUSINESS - continued

Low grade bulk tonnage mineralization, associated with disseminated anhedral pyrite, forms a halo within the altered rocks, surrounding the high grade mineralization corridors.

West Zone

The West Zone gold-silver deposit is hosted by a northwesterly trending band of intensely altered Lower Jurassic latitic to trachyandesitic volcanic and subordinate sedimentary rocks, as much as 400 metres to 500 metres thick, which passes between two more competent bodies of hornblende plagioclase hornblende phyric flows. The stratified rocks dip moderately to steeply to the northeast and are intensely altered, particularly in the immediate area of the precious metals mineralization. The West Zone appears to form the northern limb of an anticline that links up with the Valley of the Kings to the south, and the southern limb of a syncline that extends further to the north.

The West Zone deposit itself comprises at least 10 quartz veins and mineralized quartz stockwork ore shoots, the longest of which has a strike length of approximately 250 metres and a maximum thickness of about around 6 metres. Most mineralized shoots have vertical extents that are greater than their strike lengths. Veins and stockworks in this zone display clear evidence of post-mineral ductile and brittle deformation. The West Zone is open along strike to the southeast, and at depth to the northeast.

In terms of hydrothermal alteration, the West Zone is marked by a central silicified zone that passes outwards to a zone of sericite ± quartz ± carbonate and then an outer zone of chlorite ± sericite ± carbonate. The combined thickness of the alteration zones across the central part of the deposit is between 100 metres and 150 metres.

Gold in the West Zone occurs principally as electrum in quartz veins and is associated with, in decreasing order of abundance, pyrite, sphalerite, chalcopyrite, and galena. Besides being found with gold in electrum, silver occurs in tetrahedrite, pyrargyrite, polybasite and, rarely, stephanite and acanthite. Gangue mineralogy of the veins is dominated by quartz, with accessory adularia, albite, sericite, and minor carbonate and barite. The increased abundance of silver in the West Zone may suggest that this zone was formed down temperature gradient from the Valley of the Kings.

Drilling

The total input database for the Brucejack Property comprises 1,417 drillholes including 439 underground drillholes at West Zone (24,704 metres), 400 historical surface drillholes (35,745 metres) and 578 surface drillholes completed since 2009 (224,402 metres). Of the new drilling, 116 drillholes (47,462 metres) have been completed since the Mineral Resource estimate announced on September 7, 2012.

The database used for the Valley of the Kings estimate (between 6257520 mN and 6258440 mN) comprises 490 drillholes for 174,182 metres including 114 of the holes drilled since the September 2012 Mineral Resource (46,944 metres). The database used for the West Zone estimate comprises 756 drillholes (62,208 metres) including 439 underground drillholes (24,688 metres), 269 historical surface drillholes (21,321 metres) and 48 surface drillholes (17,199 metres) completed since 2009.

Historical drill core sizes for surface drillholes were NQ (47.6 millimetre diameter) and BQ (36.5 millimetre diameter). Core size for drillholes collared from an underground exploration ramp at West Zone was AQ (27 millimetre diameter).

NARRATIVE DESCRIPTION OF THE BUSINESS - continued

Core sizes for Pretivm’s surface collared drillholes are PQ (85 millimetre diameter), HQ (63.5 millimetre diameter) and NQ (47.6 millimetre diameter). Approximately 50% to 60% of the Pretivm core is HQ size. For drillholes less than 600 metres length, core size is commenced at HQ and is reduced to NQ when conditions require. For drillholes greater than 600 metres length the commencing core size is PQ which is run down to approximately between 200 metres and 300 metres in order to minimise drill path deviation.

The drill collars were surveyed by McElhanney Surveying from Terrace, BC. McElhanney Surveying used a total station instrument and permanent ground control stations for reference and have completed all the surveying on the project since 2009.

Drillhole paths are surveyed at a nominal 50 metre interval using a Reflex EZ single shot instrument. There is no apparent drilling or recovery factor that would materially impact the accuracy and reliability of the drilling results.

Sampling, Analysis, Data Verification and Security

Split PQ samples weigh approximately 10 kilograms. HQ samples are around 6 kilograms, and NQ are 3 kilograms to 4 kilograms. These weights assume a nominal 1.5 metre sample length. In general, the average sample size submitted to the analytical laboratory, ALS Chemex (“ALS”) was 6.5 kilograms.

Samples at ALS were crushed to 70% passing 2 millimetres, (-10 mesh). Samples were riffle split and 500 g were pulverized to 85% passing 75 μm (-200 mesh). The remaining coarse reject material was returned to Pretivm for storage in our Smithers warehouse for possible future use.

Gold was determined using fire assay on a 30 g aliquot with an atomic absorption finish. In addition, a 33 element package was completed using a four acid digest and ICP-AES analysis, which included the silver. Density determinations were done by ALS using the pycnometer method on pulps from the drilling program.

Procedures undertaken by Pretivm have been under the supervision and security of the issuer’s staff, as far as drill core sampling prior to dispatch. Laboratory sample reduction and analytical procedures have been conducted by independent accredited companies with acceptable practices.

Pretivm ensures quality control is monitored through the insertion of blanks, certified reference materials and duplicates. In the opinion of Ivor W.O. Jones, M.Sc., CP, FAusIMM, author of the Brucejack Report, the sample preparation, security, and analytical procedures are satisfactory and the data is suitable for use in Mineral Resource estimates.

Mineral Resource Estimates

Snowden, in November 2012, completed a Mineral Resource estimate for Valley of the Kings within the Brucejack Project. The West Zone estimate remains unchanged from the Mineral Resource estimate announced April 3, 2012. The new estimate is reported at a high-grade cut-off for potential underground extraction.

A threshold grade of 0.3 g/t Au was found to generally identify the broad zones of mineralization in the drill cores at West Zone and Valley of the Kings. At Valley of the Kings, a 1 g/t Au to 3 g/t Au threshold grade was used together with Pretivm’s interpretation of the lithological domains, to interpret high grade corridors within the broader mineralized zones, and define a series of mineralized domains for estimation.

At VOK, the mineralization was found to form a series of pods within the core Jurassic rocks, with the pods being associated, at least in part, with intensely silicified zones resulting from local silica flooding and over pressure caprock formation mainly in polylithic conglomerate, and to a lesser extent the fragmental pyroclastic rocks in the lower Hazelton Group. Within the bounding Triassic and porphyry rocks, the mineralization forms a series of sub-vertical domains.

All data was composited to the dominant sample length of 1.5 metres prior to analysis and estimation. Statistical analysis of the gold and silver data was carried out by lithological domain (at Valley of the Kings) and mineralized domain. Review of the statistics indicated that the grade distributions for the mineralization within the Triassic and porphyry lithologies are very similar and as a result these were combined for analysis. All domains exhibit a strong positive skewness with high coefficient of variation and extreme outliers.

NARRATIVE DESCRIPTION OF THE BUSINESS - continued

Because of the extreme positive skew in the histograms of the gold and silver grades within the high grade domains, Snowden elected to use an indicator approach whereby the proportion of high grade in a block was modelled, as was the grade of the high grade portion, and the grade of the low grade portion.

The high grade population which contains a significant number of samples with extreme grades required indicator kriging methods for grade estimation. The low grade estimation was estimated with ordinary kriging combined with topcut data.

Density was estimated using simple kriging of specific gravity measurements provided by ALS. As part of the 2012 drilling program, Pretivm selected a portion of the samples (207 samples) to undergo core density measurements as well as the pulp specific gravity measurements in order to determine whether there is any impact on the density as a result of porosity. The results of the comparison indicate that the core density is on average 6% lower than the pulp specific gravity within the siliceous zone and 9% lower on average in all other rock types. As a result, the pulp specific gravity measurements, which are used to estimate density in the model, were factored by 6% (siliceous zone) or 9% (other rock types) prior to statistical analysis and estimation.

Grade estimates and models were validated by undertaking global grade comparisons with the input drillhole composites, visual validation of block model cross sections and by grade trend plots.

The author of the technical report, Ivor W.O. Jones, M.Sc., CP, FAusIMM,is not aware of any permitting, legal, title, taxation, socio-economic, marketing or political issues that could material affect the Mineral Resource estimates.

The resource classification definitions (Measured, Indicated, Inferred) used for this estimate are those published by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in their document “CIM Definition Standards”.

In order to identify those blocks in the block model that could reasonably be considered as a Mineral Resource, the block model was filtered by a cut-off grade of 5 g/t AuEq. The gold-equivalent calculation used is: AuEq = Au + (Ag/53). These blocks were then classified as Measured, Indicated or Inferred and reported (Table 1.1 and Table 1.2).

Classification was applied based on geological confidence, data quality and grade variability. Areas classified as Measured Resources were those within the well informed portion of West Zone where the resource is informed by 5 metres by 5 metres or 5 metres by 10 metres spaced drilling. Areas classified as Indicated Resources are informed by 20 metres by 20 metres to 20 metres by 40 metres drilling within West Zone and VOK. The remainder of the Mineral Resource is classified as Inferred Resource where there is some drilling information and the blocks lie within the mineralized interpretation. Areas where there is no informing data and/or the lower grade material is outside of the mineralized interpretation are not classified as a part of the Mineral Resource.

NARRATIVE DESCRIPTION OF THE BUSINESS - continued

Table 1 Valley of the Kings Mineral Resource estimate based on a cut-off grade of 5 g/t AuEq – November 2012(1)(4)(5)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (million oz)	Silver (million oz)
Indicated	16.1	16.4	14.1	8.5	7.3
Inferred (2)	5.4	17.0	15.7	2.9	2.7
Notes:
(1)
Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The Mineral Resources in this AIF were estimated using the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(2)
The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an Indicated or Measured mineral resources and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.

(3)	Contained metal and tonnes figures in totals may differ due to rounding.
(4)
The Mineral Resource estimate stated in Table 1 and Table 2 is defined using 5 metres by 5 by 5 metres blocks in the well drilled portion of West Zone (5 metres by 10 metres drilling or better) and 10 metres by 10 metres by 10 metres blocks in the remainder of West Zone and in Valley of the Kings.

(5)	The gold equivalent value is defined as AuEq = Au + Ag/53 based upon prices of US$1,590/oz and US$30/oz for gold and silver, respectively. Recoveries of gold and silver are assumed to be similar.

Table 2 West Zone Mineral Resource estimate based on a cut-off grade of 5 g/t AuEq – April 2012(1)(4)(5)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (million oz)	Silver (million oz)
Measured	2.4	5.85	347	0.5	26.8
Indicated	2.5	5.86	190	0.5	15.1
Measured + Indicated	4.9	5.85	267	0.9	41.9
Inferred (2)	4.0	6.44	82	0.8	10.6
Notes:
(1)
Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The Mineral Resources in this AIF were estimated using the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(2)
The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an Indicated or Measured mineral resources and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.

(3)	Contained metal and tonnes figures in totals may differ due to rounding.
(4)
The Mineral Resource estimate stated in Table 1 and Table 2 is defined using 5 metres by 5 by 5 metres blocks in the well drilled portion of West Zone (5 metres by 10 metres drilling or better) and 10 metres by 10 metres by 10 metres blocks in the remainder of West Zone and in Valley of the Kings.

(5)	The gold equivalent value is defined as AuEq = Au + Ag/53 based upon prices of US$1,590/oz and US$30/oz for gold and silver, respectively. Recoveries of gold and silver are assumed to be similar.

Mining Operations

On February 23, 2012, we announced positive results from a National Instrument 43-101 compliant Preliminary Economic Assessment (“PEA”) for the high-grade gold and silver resources identified at our Brucejack Project, which was based on our Mineral Resource estimate announced on November 28, 2011.  The PEA was filed on www.sedar.com on February 22, 2012.  The Mineral Resource estimate announced on November 28, 2011 is no longer current and, accordingly, the PEA is also no longer current.

NARRATIVE DESCRIPTION OF THE BUSINESS - continued

A feasibility study examining the economics of the development of a high-grade gold, underground mine at the Brucejack Project at an assumed production rate of 2,700 tonnes per day is currently underway.  The feasibility study is expected to be completed in the second quarter of 2013.

Exploration and Development

In August 2012, we mobilized an underground contractor to site to initiate our underground exploration program, which was designed to, amongst other things, access the Valley of the Kings deposit underground, excavate a 10,000 tonne underground bulk sample and demonstrate continuity of the high-grade gold mineralization. The initial phase of the underground program involved widening a portion of the historical West Zone underground workings to five metres by five metres so that the historical West Zone portal and underground workings can be used for access to the Valley of the Kings with production sized mining equipment.  In late December 2012, the widening of the historical West Zone underground workings was completed and excavation commenced of the access ramp from the West Zone workings to the Valley of the Kings.

The access ramp to the Valley of the Kings from the West Zone is planned to total 546 metres in length, and is targeting the 1345 metre level at the 426600 cross-section of the Valley of the Kings.  At the date of this AIF, approximately 275 metres of the access ramp have been excavated since the turn towards the Valley of the Kings from the West Zone was initiated late last year.  The ramp is expected to access the Valley of the Kings in the second quarter of this year.

In addition to targeting an area of mineralization for the bulk sample, the current ramp alignment will allow acceleration of production development as it will be used to provide initial access to the Valley of the Kings and multiple headings for excavation of the planned production declines.  A channel sampling program along the ramp will be conducted as work progresses, as the area is untested.  Further underground sampling and drilling is planned after Valley of the Kings has been reached.

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

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of Common Shares, without par value, and an unlimited number of Preferred Shares, without par value, issuable in series.  96,476,186 Common Shares and no Preferred Shares were issued and outstanding as at the date of this AIF.

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

TRADING PRICE AND VOLUME

Our Common Shares trade on the TSX and the NYSE under the symbol “PVG”.  Our Common Shares commenced trading on the NYSE on January 12, 2012.  The following table sets out the price ranges (high, low and close) and trading volume of our Common Shares as quoted on the TSX for each month our most recently completed financial year:

	TSX
Period	High ($)	Low ($)	Close ($)	Volume (Shares)
December 2012	14.10	12.67	13.11	4,409,800
November 2012	14.34	12.40	13.45	3,526,900
October 2012	13.93	12.47	13.45	4,813,400
September 2012	12.98	12.13	12.88	9,002,400
August 2012	15.77	13.51	14.59	4,338,200
July 2012	15.05	12.89	14.66	5,972,400
June 2012	16.37	13.26	14.12	7,690,300
May 2012	16.74	10.94	13.50	10,957,800
April 2012	16.69	14.00	16.69	7,670,900
March 2012	18.15	13.03	14.26	18,565,400
February 2012	17.90	15.25	17.75	10,569,500
January 2012	16.53	12.60	16.40	7,885,500

The closing price of the Common Shares on the TSX and the NYSE on March 15, 2013, the last trading day before the date hereof, was $8.16 and US$7.97 per Common Share, respectively.

PRIOR SALES

Except with respect to stock options issued under the Company’s stock option plan as set out in the table below, the Company did not issue any securities in our most recent financial year that are of a class that is not listed or quoted for trading on a marketplace.
Date Granted	Number	Exercise Price
January 24, 2012	115,000	$16.40
March 8, 2012	10,000	$17.46
April 6, 2012	20,000	$14.67
May 10, 2012	10,000	$13.50
May 14, 2012	75,000	$14.71
July 20, 2012	100,000	$13.54
December 12, 2012	1,345,000	$13.70

DIRECTORS AND OFFICERS

Name and Occupation

The following table sets forth the name of each of our directors and executive officers, their province or state and country of residence, their position(s) with the Company, their principal occupation during the preceding five years and the date they first became a director of the Company and the number of Common Shares held or controlled, directly or indirectly by such officer or director as of the date of this AIF.  Each director’s term will expire immediately prior to the next annual meeting of shareholders.

DIRECTORS AND OFFICERS - continued

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since	Number of Common Shares
Robert A. Quartermain British Columbia, Canada	President and Chief Executive Officer and Director	President and Chief Executive Officer of the Company October 2010 – present Retired – January 2010 to October 2010 Chief Executive Officer, Silver Standard – January 1985 – January 2010.	October 22, 2010	2,853,353 Common Shares
Peter J.A. de Visser British Columbia, Canada	Chief Financial Officer	Chief Financial Officer of the Company October 2010 to present Partner of DeVisser Gray LLP Chartered Accountants 1987 to December 2011	N/A	56,000 Common Shares
Joseph J. Ovsenek British Columbia, Canada	Vice President, Chief Development Officer and Director
Vice President, Chief Development Officer of the Company, January 2011 – present
Senior Vice President, Corporate Development, Silver Standard, September 2009 – January 2011.
Senior Vice President, Corporate, Silver Standard, February 2003 – September 2009.
			December 21, 2010	125,575 Common Shares
Kenneth McNaughton British Columbia, Canada	Vice President, Chief Exploration Officer	Vice President, Chief Exploration Officer of the Company – January 2011 to Present Vice President, Exploration, Silver Standard, July 1991 – January 2011.	N/A	510,500 Common Shares
John Smith(2) British Columbia, Canada	Director
Chief Executive Officer, Silver Standard – August 2010 – present.
Vice President, Resourcing and Development, BHP Billiton – January 2009 to June 2010.
President, Iron Ore Integration, BHP Billiton – September 2008 to December 2008.
CEO, BHP Billiton Mitsubishi Alliance – April 2005 to August 2008.
			December 21, 2010	47,500 Common Shares

DIRECTORS AND OFFICERS - continued

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since	Number of Common Shares
Christopher Noel Dunn(1)(2) Massachusetts, USA	Director
Managing Director of Liberty Mining & Metals, a subsidiary of Liberty Mutual Investments September 2011 – present.
Partner – Niantic Advisors LLC, April 2009 – October 2011.
Managing Director, JP Morgan, May 2008 – February 2009.
Senior Managing Director, Bear Stearns, May 2001 to May 2008.
			October 22, 2010	100,000 Common Shares
Ross Mitchell(1)(2) British Columbia, Canada	Director	Retired, July, 2007 – present Vice President, Finance, Silver Standard January 1996 - July 2007	October 22, 2010	102,500 Common Shares
Tom S.Q. Yip(1) Colorado, USA	Director
Chief Financial Officer of International Tower Hill Mines Ltd. since September 2011.
Vice President, Finance and Chief Financial Officer, Silver Standard July 2007 – August 2011.
Vice President and Chief Financial Officer at Asarco LLC May 2006 to June 2007.
			February 15, 2011	40,000 Common Shares
Ian I. Chang British Columbia, Canada	Vice President, Project Development	Vice President, Project Development for the Company, from April 2011 – present. Project Director and Head of Project Management for Fluor Canada Limited, February 2008 to April 2011.	N/A	1,720 Common Shares
Notes:
(1)	Member of the Audit Committee.
(2)	Member of the Compensation and Corporate Governance Committee.

Shareholdings of Directors and Senior Officers

Our directors and executive officers, as a group, beneficially own, control or direct, directly or indirectly, 3,837,148 Common Shares representing approximately 3.98% of the issued and outstanding Common Shares and hold options to acquire an additional 6,510,000 Common Shares, representing approximately 9.85% of the Common Shares on a fully-diluted basis.

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

DIRECTORS AND OFFICERS - continued

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

Conflicts of Interest

To the best of our knowledge, there are no known existing or potential conflicts of interest between the Company and any of our directors or officers as a result of such individual’s outside business interests at the date hereof. However, certain of our directors and officers are, or may become, directors or officers of other companies, including, in particular, Silver Standard, with businesses which may conflict with the our business.  Accordingly, conflicts of interest may arise which could influence these individuals in evaluating possible acquisitions or in generally acting on behalf of the Company. Pursuant to the BCBCA, directors are required to act honestly and in good faith with a view to the best interests of the Company. As required under the BCBCA and our Articles:

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

AUDIT COMMITTEE INFORMATION - continued

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

AUDIT COMMITTEE INFORMATION - continued

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in respect of the last two financial years are as follows:

	2011	2012
Audit Fees(1)	$30,000	$87,500
Audit-Related Fees(2)	$44,625	$109,500
Tax Fees(3)	Nil	Nil
All Other Fees	Nil	Nil

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

RISK FACTORS - continued

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

RISK FACTORS - continued

Mineral resource and reserve calculations are only estimates.

Any figures presented for mineral resources in this AIF, any figures for mineral resources which may be presented in the future or any figures for mineral reserves that may be presented by us in the future are and will only be estimates. There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserve estimates or mineral resource estimates are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurances can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations as to the mineral resources and grades of mineralization on our properties.

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

Our mineral resource estimates have been determined and valued based on assumed future metal prices, cut-off grades, operating costs and other assumptions that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of our mineralization uneconomic and result in reduced reported mineral resources, which in turn could have a material adverse effect on our results of operations or financial condition.  We cannot provide assurance that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. In addition, if our projects produce concentrate for which there is no market, specifically, with respect to concentrate containing rhenium, this may have an impact on the economic model for the Brucejack Project. A reduction in any resources that may be estimated by us in the future could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

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

RISK FACTORS - continued

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

In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage-backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008 and early 2009, causing a loss of confidence in the U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks and other financial institutions and insurers, and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and other governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. Since such time, there has been no broad and consistent improvement in general economic indicators, including employment levels, announced corporate earnings, economic growth and consumer confidence. Recent economic events have created further uncertainty in global financial and equity markets. If the current crisis persists or worsens, it could lead to increased political uncertainty and financial turmoil. Any or all of these market events and conditions may adversely affect our business and industry.

General economic conditions may adversely affect our growth, profitability and ability to obtain financing.

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and profitability. A number of issues related to economic conditions could have a material adverse effect on our financial condition and results of operations, specifically:

RISK FACTORS - continued

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

RISK FACTORS - continued

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

Suitable infrastructure may not be available or damage to existing infrastructure may occur.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important determinants for capital and operating costs.  The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of our projects.  If adequate infrastructure is not available in a timely manner, we cannot assure you that the exploitation or development of our projects will be commenced or completed on a timely basis, or at all, or that the resulting operations will achieve the anticipated production volume, or that the construction costs and operating costs associated with the exploitation and/or development of our projects will not be higher than anticipated.  In addition, unusual weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations and profitability.

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

RISK FACTORS - continued

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

RISK FACTORS - continued

Compliance with emerging climate change regulations could result in significant costs and the effects of climate change may present physical risks to our operations.

Climate change refers to any changes in climate over time that is directly or indirectly attributable to human activity.  This includes changes in weather patterns, frequency of extreme weather events, temperatures, sea levels and water availability.  We recognize that climate change is an international and community concern which may affect our business and operations directly or indirectly as described below.

Governments at all levels may be moving towards enacting legislation to address climate change concerns, such as requirements to reduce emission levels and increase energy efficiency.  Where legislation has already been enacted, such regulations may become more stringent, which may result in increased costs of compliance.  There is no assurance that compliance with such regulations will not have an adverse effect on our results of operations and financial condition.

Extreme weather events (such as increased periods of snow and increased frequency and intensity of storms) have the potential to disrupt our exploration and development plans.  Where appropriate, our facilities have developed emergency plans for managing extreme weather conditions; however, extended disruptions could have adverse effects on our results of operations and financial condition.

We may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act.

During our most recent fiscal year, we documented and tested our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”).  SOX requires an annual assessment by management of the effectiveness of our internal control over financial reporting and, for fiscal years commencing with our fiscal year ended December 31, 2012, an attestation report by our independent auditors addressing the effectiveness of internal control over financial reporting.  We may fail to maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and we may not be able to conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with Section 404 of SOX.  Our failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price or the market value of our securities.  In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.  Future acquisitions of companies, if any, may provide us with challenges in implementing the required processes, procedures and controls in our acquired operations. No evaluation can provide complete assurance that our internal control over financial reporting will detect or uncover all failures of persons within our Company to disclose material information otherwise required to be reported.  The effectiveness of our processes, procedures and controls could also be limited by simple errors or faulty judgments.  In addition, as we continue to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that we continue to monitor our internal control over financial reporting.  Although we intend to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, we cannot be certain that we will be successful in complying with Section 404 of SOX.

We are subject to increased regulatory compliance costs relating to the Dodd-Frank Act.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) was enacted, representing an overhaul of the framework for regulation of U.S. financial markets.  The Dodd-Frank Act calls for various regulatory agencies, including the SEC and the Commodities Futures Trading Commission, to establish regulations for implementation of many of the provisions of the Dodd-Frank Act.  If we fail to comply with new laws, regulations and standards, regulatory authorities may initiate legal proceedings against us and our business may be harmed.  Dodd-Frank also requires companies in the mining industry to disclose in their periodic reports filed with the SEC substantial additional information about safety issues relating to their mining operations.  In December 2011, the SEC approved amendments to its rules implementing the mine safety disclosure requirements contained in the Dodd-Frank Act.  This heightened scrutiny could generate negative publicity for the mining industry, increase the cost of compliance with mining regulations or result in the passage of new laws and regulations, any of which could negatively affect our business results.  We may also need to incur additional costs and invest additional resources, including management’s time, in order to comply with new regulations and additional reporting and disclosure obligations.

RISK FACTORS - continued

We face potential opposition from non-governmental organizations.

In recent years communities and non-governmental organizations (“NGOs”) have become more vocal and active with respect to mining activities at or near their communities.  These communities and NGOs have taken such actions as road closures, work stoppages, and law suits for damages.  These actions relate not only to current activities but often in respect of decades old mining activities by prior owners of mining properties.  Such actions by communities and NGOs may have a material adverse effect on our results of operations or financial condition.

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

RISK FACTORS - continued

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

RISK FACTORS - continued

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

RISK FACTORS - continued

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

To the best of our knowledge, Silver Standard holds approximately 19.68% of the Company’s outstanding Common Shares.  For as long as Silver Standard maintains a significant interest in the Company, it may be in a position to affect our governance and operations. Pursuant to the Investor Rights Agreement, Silver Standard is entitled to nominate to serve as members of our Board such number of nominees as is equal to the lesser of (i) one less than the number which constitutes a majority of the Board and (ii) the percentage of the Common Shares held by Silver Standard and securities convertible or exchangeable into Common Shares multiplied by the number of directors comprising the Board (rounded to the nearest whole number of nominees). In addition, Silver Standard may have significant influence over the passage of any resolution of our shareholders (such as would be required, to amend our constating documents or take certain other corporate actions) and may, for all practical purposes, be able to ensure the passages of any such resolution by voting for it or prevent the passage of any such resolution by voting against it. The effect of this influence by Silver Standard may be to limit the price that investors are willing to pay for our Common Shares. In addition, the potential that Silver Standard may sell its Common Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such Common Shares in the public market, could adversely affect the market price of the Common Shares.

RISK FACTORS - continued

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

Generally unfavourable U.S. federal income tax rules apply to U.S. persons owning stock of a passive foreign investment company (a “PFIC”). A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average value (or, if elected, the adjusted tax basis) of its assets are considered “passive assets” (generally, assets that generate passive income). The Company believes that it was a PFIC in 2012. We may be treated as a PFIC for U.S. federal income tax purposes in some or all subsequent years. If we were classified as a PFIC for any taxable year during which you hold our equity securities, any gain recognized on the sale of securities and any excess distributions paid on the securities must be rateably allocated to each day in a U.S. taxpayer’s holding period for the securities and any excess distributions paid on the securities must be rateably allocated to each day in a U.S. taxpayer’s holding period for the securities. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate applicable to ordinary income in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount, calculated as if such tax liability had been due in each such prior year.  Investors should consult their own tax advisors as to the tax consequences of an investment in our securities.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

We are not aware of any material legal proceedings to which we are a party or to which our property is subject, nor are we aware that any such proceedings are contemplated. During the last financial year, we have not been subject to any penalties or sanctions imposed by a regulatory body in respect of securities legislation or regulatory requirements or any penalty or sanction that would likely to be considered important to a reasonable investor in making an investment decision. We have not entered into any settlement agreement in respect of securities legislation or regulatory requirements.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than disclosed elsewhere in this AIF, no director, executive officer or shareholder that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued Common Shares, or any of their respective associates or affiliates of such persons, has any material interest, direct or indirect, in any transaction which has materially affected or is reasonably expected to materially affect the Company within the three most recent financial years preceding the date of this AIF.

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

1.	the Acquisition Agreement; and

2.	the Investor Rights Agreement.

INTEREST OF EXPERTS

None of the following companies, partnerships or persons, each of whom are named in this AIF as having prepared reports or having been responsible for reporting exploration results relating to our mineral properties and whose profession or business gives authority to such reports, or any director, officer, partner, or employee thereof, as applicable, received or has received a direct or indirect interest in our property or of any of our associates or affiliates. As at the date hereof, and except as noted below, such persons, and the directors, officers, partners and employees, as applicable, of each of the following companies and partnerships beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company:

1.	Ivor W.O. Jones, M.Sc., CP, FAusIMM

2.	Ian I. Chang M.A.Sc., P.Eng.; and

3.	Kenneth C. McNaughton, M.A.Sc., P.Eng.

None of such persons, or any director, officer or employee, as applicable, of any such companies or partnerships,  has any interest in any securities or other property of the Company or any of our associates or affiliates or is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any of our associates or affiliates, except for Kenneth C. McNaughton, who is our Vice President and Chief Exploration Officer and who holds 510,500 Common Shares and 1,300,000 options to purchase Common Shares, and Ian I. Chang, who is our Vice President Project Development and who holds 1,720 Common Shares and 355,000 options.

Our auditors, PricewaterhouseCoopers LLP, report that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia and with the rules and regulations of the SEC as at the date of their audit report.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Additional information with respect to directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular for our most recent meeting of shareholders.  Additional financial information is provided in the Company's financial statements and MD&A for its most recently completed financial year, also filed on SEDAR.  In addition, copies of these documents may be obtained from the Company by contacting the Company at 1600 – 570 Granville Street, Vancouver, British Columbia V6C 3P1, telephone: (604) 558-1784, fax: (604) 558-4784.

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

Pretivm Resources Inc.
c/o Audit Committee
Attn:  Chair
Ross Mitchell

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

APPENDIX B

FINANCIAL STATEMENTS OF PRETIUM RESOURCES INC., INCLUDING MANAGEMENT’S REPORT TO SHAREHOLDERS AND THE AUDITORS’ REPORTS

PRETIUM RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2012
(Expressed in Canadian Dollars)

1600 - 570 Granville Street
Vancouver, BC V6C 3P1

Phone: 604-558-1784
Email: invest@pretivm.com

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards, and within the framework of the summary of significant accounting policies in these consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization.  This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

“Robert A. Quartermain”	“Peter de Visser”
Robert A. Quartermain	Peter de Visser
Chief Executive Officer	Chief Financial Officer

March 5, 2013

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting under Rule 13a-15(f) and 15d-15(f).  The Securities Exchange Act of 1934 defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012.  In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework.

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012.

PricewaterhouseCoopers LLP, our independent auditors, has issued an audit report on internal control over financial reporting for the Company as of December 31, 2012, which is included herein.

“Robert A. Quartermain”	“Peter de Visser”
Robert A. Quartermain	Peter de Visser
Chief Executive Officer	Chief Financial Officer

March 5, 2013

Independent Auditor’s Report

To the Shareholders of
Pretium Resources Inc.

We have completed integrated audits of the 2012 and 2011 consolidated financial statements of Pretium Resources Inc. (the “Company”) and an audit of the effectiveness of the Company’s internal control over financial reporting as at December 31, 2012. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Pretium Resources Inc., which comprise the consolidated statements of financial position as at December 31, 2012 and 2011 and the consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the years ended December 31, 2012 and 2011, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits as at December 31, 2012 and 2011 and for the years then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Pretium Resources Inc. as at December 31, 2012 and 2011 and the Company’s financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Pretium Resources Inc.’s internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Controls Over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Pretium Resources Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by COSO.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
March 5, 2013

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)
		Year ended December 31,
	Notes	2012	2011

ASSETS

Current assets
Cash and cash equivalents		$28,991,606	$16,447,223
Receivables	13	16,229,242	6,790,658
Deposits and prepaid expenses		282,277	373,346
Due from Silver Standard Resources Inc.	8	-	501,989
Total current assets		45,503,125	24,113,216

Non-current assets
Restricted cash	6	1,139,000	378,755
Property, plant and equipment	10	4,670,846	2,775,871
Mineral interests	6	596,158,842	490,762,469
Total non-current assets		601,968,688	493,917,095

Total Assets		$647,471,813	$518,030,311

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		$15,037,434	$5,414,233
Property payment	6	400,000	-
Total current liabilities		15,437,434	5,414,233
Non-current liabilities
Decommissioning and restoration provision	11	1,179,537	174,127
Property payment	6	-	400,000
Deferred income tax liability	14	9,600,910	1,533,472
Total liabilities		26,217,881	7,521,832

EQUITY

Share capital	7	623,469,609	511,262,747
Share based payment reserve	7	44,529,084	30,747,469
Deficit		(46,744,761)	(31,501,737)
Total equity		621,253,932	510,508,479

Total Equity and Liabilities		$647,471,813	$518,030,311

Subsequent event	15

These consolidated financial statements were authorized for issue by the Board of Directors on March 5, 2013.

On behalf of the Board:
“Ross A. Mitchell”	“C. Noel Dunn”
Ross A. Mitchell (Chairman of Audit Committee)	C. Noel Dunn (Director)

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
 (Expressed in Canadian Dollars)
		Year ended December 31,
	Notes	2012	2011

EXPENSES

Amortization		$223,112	$97,765
Consulting		90,995	219,237
General and administrative		775,731	429,059
Insurance		308,225	93,296
Investor relations		917,160	876,926
Listing fees		763,784	186,160
Professional fees		494,804	480,197
Salaries		2,034,312	2,791,963
Share-based compensation	7	7,106,725	12,558,810
Travel and accommodation		236,025	122,788

Operating loss		12,950,873	17,856,201

OTHER ITEMS

Accretion of decommissioning and restoration provision	11	15,305	1,193
Interest income		(589,806)	(400,730)
Other income	8	-	(250,000)

Loss before taxes		12,376,372	17,206,664
Deferred income tax expense	14	2,866,652	165,057

Net loss and comprehensive loss for the year		$15,243,024	$17,371,721
Basic and diluted loss per common share		$0.17	$0.20
Weighted average number of common shares outstanding		91,944,956	85,746,508

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
 (Expressed in Canadian Dollars)
		Year ended December 31,
	Notes	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year		$(15,243,024)	$(17,371,721)
Items not affecting cash:
Accretion of asset retirement obligation	11	15,305	1,193
Amortization		223,112	97,765
Deferred income tax expense	14	2,866,652	165,057
Share-based compensation	7	7,106,725	12,558,810
Changes in non-cash working capital items:
Receivables		(39,456)	(3,378,492)
Prepaid expenses		91,069	(266,941)
Due from Silver Standard Resources Inc.	8	501,989	98,011
Accounts payable and accrued liabilities		(782,148)	534,680

Net cash used in operating activities		(5,259,776)	(7,561,638)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued, net	7	117,216,301	14,139,832
Proceeds from exercise of stock options	7	128,641	-
Underwriters’ exercise of over allotment option	9	-	18,000,000
Settlement of convertible promissory note	9	-	(18,000,000)

Net cash generated by financing activities		117,344,942	14,139,832

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted cash	6	(760,245)	(378,755)
Expenditures on mineral interests	6	(95,880,953)	(35,130,360)
Purchase of property, plant and equipment	10	(2,899,585)	(3,155,622)

Net cash used in investing activities		(99,540,783)	(38,664,737)

Change in cash and cash equivalents for the year		12,544,383	(32,086,543)

Cash and cash equivalents, beginning of year		16,447,223	48,533,766

Cash and cash equivalents, end of year		$28,991,606	$16,447,223

See also Note 12.

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
 (Expressed in Canadian Dollars)
	Note	Number of common shares	Amount	Share-based payments reserve	Deficit	Total
Balance – December 31, 2010		78,844,586	$458,738,330	$13,779,108	$(14,130,016)	$458,387,422
Underwriters’ exercise of over allotment option	9	3,000,000	18,000,000	-	-	18,000,000
Shares issued on conversion of promissory note	9	3,625,500	21,753,000	-	-	21,753,000
Value assigned to options granted		-	-	16,968,361	-	16,968,361
Shares issued under Flow-through Agreement	7	1,390,000	12,788,000	-	-	12,788,000
Share issue costs	7	-	(941,668)	-	-	(941,668)
Deferred income tax on share issuance costs		-	925,085	-	-	925,085
Net loss and comprehensive loss		-	-	-	(17,371,721)	(17,371,721)
Balance – December 31, 2011		86,860,086	$511,262,747	$30,747,469	$(31,501,737)	$510,508,479
Shares issued under flow-through agreement	7	2,400,000	36,837,000	-	-	36,837,000
Shares issued under prospectus	7	5,554,500	80,540,250	-	-	80,540,250
Share issue costs	7	-	(7,148,948)	-	-	(7,148,948)
Value assigned to options granted		-		13,844,321	-	13,844,321
Shares issued upon exercise of options, for cash	7	13,050	128,641	-	-	128,641
Transfer from contributed surplus on exercise of options		-	62,706	(62,706)	-	-
Deferred income tax on share issuance costs		-	1,787,213	-	-	1,787,213
Net loss and comprehensive loss		-	-	-	(15,243,024)	(15,243,024)
Balance – December 31, 2012		94,827,636	623,469,609	44,529,084	(46,744,761)	621,253,932

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

1.           NATURE OF OPERATIONS

Pretium Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010.  The address of the Company’s registered office is 1600 – 570 Granville St., Vancouver, BC, V6C 3P1.

The Company owns the Snowfield and Brucejack Projects (the “Projects”) located in Northwest British Columbia, Canada.  The Company is in the process of exploring the Projects and has not yet determined whether they contain economically recoverable mineral reserves.  The Company’s continuing operations and the underlying value and recoverability of the amount shown for the mineral interests are entirely dependent upon the existence of economically recoverable mineral reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the Projects, obtaining the necessary permits to mine, and on future profitable production or from the proceeds from the disposition of the Projects.

2.           BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared on the historical cost basis and include the accounts of the Company and its wholly owned subsidiaries (note 8).  Inter-company balances and transactions are eliminated on consolidation. The presentation and functional currency of the Company is the Canadian dollar.

3.           SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash and cash equivalents comprise cash holdings in business and savings accounts held at major financial institutions with an original maturity date of three months or less.

Financial instruments

Financial assets

All financial assets are recognized or derecognized on the trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned, and are initially measured at fair value plus transaction costs. Financial assets held are cash and cash equivalents, receivables and amounts due from Silver Standard Resources Inc. (“Silver Standard”). These are receivables that have fixed or determinable payments that are not quoted in an active market and accordingly are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Interest income is recognized by applying the effective interest rate, except for short-term receivables, when the recognition of interest would be immaterial.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

3.           SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Financial liabilities

The Company has the following financial liabilities: accounts payable and accrued liabilities. Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are amortized at cost using the effective interest method.

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting year. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been adversely impacted.

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

Plant and equipment are amortized over the estimated useful life of the assets using the declining balance method at rates of 4% to 55% per annum, as appropriate. The Company reviews residual value amortization methods and useful lives annually.  Any changes in estimates that arise from this review are accounted for prospectively.

Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired. Exploration and evaluation expenditures are capitalized. Mineral property acquisition costs are capitalized. Exploration and evaluation costs incurred before the Company has obtained the legal rights to explore an area are expensed.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

3.           SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Impairment of non-financial assets

At the end of each reporting year, and when relevant triggering events and circumstances occur, the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and the value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the year. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. A cash-generating unit is determined as the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

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

Income taxes

Any income tax on profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Deferred tax is provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates at the end of the reporting year applicable to the year of expected realization.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Mineral exploration tax credits

Mineral exploration tax credits on eligible mineral exploration expenditures incurred are treated as a reduction of the capitalized exploration costs of the mineral properties.  The credits are recorded when the amount is reliably measurable and it is considered probable that the tax credit will be recovered.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

3.           SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Decommissioning and restoration provision

An obligation to incur decommissioning and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs are discounted to their net present value and capitalized to the carrying amount of the related asset along with the recording of a corresponding liability, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflect risks specific to the asset are used to calculate the net present value.  The liability is adjusted each year for the unwinding of the discount rate, changes to the current market-based discount rate, and for the amount or timing of the underlying cash flows needed to settle the obligation.

Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

Flow-through shares

The issuance of flow-through common shares results in the tax deductibility of the qualifying resource expenditures funded from the proceeds of the sale of such shares being transferred to the purchasers of the shares. Under IFRS, on the issuance of such shares, the Company bifurcates the flow-through shares into: a flow-through share premium, equal to the estimated premium that investors pay for the flow-through feature, which is recognized as a liability, and share capital. As the related exploration expenditures are incurred, the Company derecognizes the liability and recognizes a related income tax recovery.

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

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

4.           CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Critical accounting estimates and judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future.  Estimates and other judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances.  The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities:

•	Impairment

The Company considers both external and internal sources of information in assessing whether there are any indicators that mineral interests are impaired.  External sources of information include changes in the market, and the economic and legal environment in which the Company operates.  Internal sources of information include the manner in which mineral interests are being used or are expected to be used.  Management has assessed impairment indicators on the Company’s mineral interests and has concluded that no impairment indicators existed as of December 31, 2012.

•	Decommissioning and Restoration Provision

The decommissioning and restoration provision is based on future cost estimates using information available at the balance sheet date.  The decommissioning and restoration provision is adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate.  The decommissioning and restoration provision requires other significant estimates and assumptions such as requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities.  To the extent the actual costs differ from these estimates, adjustments will be recorded and the income statement may be impacted.

5.           NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

New standards, amendments and interpretations to existing standards not adopted by the Company

The following revised standard is effective for annual years beginning on or after January 1, 2013 with earlier application permitted.  The Company has assessed the impact of this standard and has determined that it would not have a material impact on the Company.

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

There are no other IFRS’s or IFRIC interpretations that are not yet effective that are expected to have a material impact on the Company.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

6.           MINERAL INTERESTS

The Company’s mineral interests consist of gold/copper/silver exploration projects located in northwest British Columbia.

Expenditures on the Company’s mineral interests are summarized as follows:

	Year ended December 31, 2012
	Brucejack	Snowfield	Total
Acquisition
Balance, beginning of year	$142,888,167	$309,064,110	$451,952,277
Additions in the year	61,152	3,528	64,680
Balance, end of year	$142,949,319	$309,067,638	$452,016,957

Exploration
Balance, beginning of year	$38,531,290	$278,902	$38,810,192
Costs incurred in the year
Project	73,499,033	-	73,499,033
Feasibility	8,472,876	270,381	8,743,257
Road infrastructure	22,214,796	-	22,214,796
Other	9,778,833	(10,226)	9,768,607
Recoveries	(8,894,000)	-	(8,894,000)
Balance, end of year	$143,602,828	$539,057	$144,141,885
Balance, December 31, 2012	$286,552,147	$309,606,695	$596,158,842

	Year ended December 31, 2011
	Brucejack	Snowfield	Total
Acquisition
Balance, beginning of year	$140,935,890	$309,064,110	$450,000,000
Additions in the year	1,952,277	-	1,952,277
Balance, end of year	$142,888,167	$309,064,110	$451,952,277

Exploration
Balance, beginning of year	$-	$-	$-
Costs incurred in the year
Project	32,859,119	5,741	32,864,860
Feasibility	2,075,579	224,730	2,300,309
Road infrastructure	2,029,748	-	2,029,748
Other	4,946,844	48,431	4,995,275
Recoveries	(3,380,000)	-	(3,380,000)
Balance, end of year	$38,531,290	$278,902	$38,810,192
Balance, December 31, 2011	$181,419,457	$309,343,012	$490,762,469

Recoveries consist entirely of BC Mineral Exploration Tax Credits receivable from the Government of Canada.  See also Note 13.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

6.           MINERAL INTERESTS (Cont’d)

Snowfield and Brucejack Projects

During the year ended December 31, 2011, the Company entered into a purchase agreement to acquire certain mineral claims in Northwest British Columbia, adjacent to the Company’s claims that include the Brucejack and Snowfield Projects, for $750,000.  The Company paid cash of $150,000 upon closing of the acquisition, $200,000 on the first anniversary of closing and is committed to paying $400,000 on the second anniversary of closing.

In relation to the Brucejack Project, the Company has $1,139,000 of restricted cash comprised of $889,000 in the form of Guaranteed Investment Certificates as security deposits with various government agencies in relation to close down and restoration provisions for the Projects and $250,000 in the form of a letter of credit which represents the cash collateral to a vendor in respect of high purchasing volume.

The Brucejack Project is subject to a 1.2% net smelter returns royalty on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

7.           CAPITAL AND RESERVES

Authorized Share Capital

At December 31, 2012, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

On July 15, 2011, the Company closed a private placement of 1,390,000 flow-through common shares at a price of $10.85 per flow-through share for aggregate gross proceeds of $15,081,500.  The Company bifurcated the gross proceeds between share capital of $12,788,000 (before share issue costs of $941,668) and flow-through share premium of $2,293,500.  The Company subsequently recognized an income tax recovery of $2,293,500 upon the flow-through expenditures being incurred.

On February 17, 2012, the Company closed a private placement of 1,250,000 flow-through common shares at a price of $18.50 per flow-through share for aggregate gross proceeds of $23,125,000.  The Company bifurcated the gross proceeds between share capital of $19,437,500 (before share issue costs of $1,222,326) and flow-through share premium of $3,687,500.  The Company subsequently recognized an income tax recovery of $3,687,500 upon the flow-through expenditures being incurred.

On March 19, 2012, the Company filed a final short form base shelf prospectus that will allow for an offering of up to an aggregate principal amount of $180 million of securities, which includes up to $36 million in common shares owned by Silver Standard that may be offered by way of a secondary offering under the prospectus.

On May 9, 2012, the Company completed a prospectus offering of 5,554,500 common shares at a price of $14.50 per share for aggregate gross proceeds of $80,540,250.  After deducting share issuance costs of $4,391,916, net proceeds were $76,148,334.

On August 24, 2012, the Company closed a private placement of 1,150,000 flow-through common shares at a price of $18.00 per flow-through share for aggregate gross proceeds of $20,700,000. The Company bifurcated the gross proceeds between share capital of $17,399,500 (before share issue costs of $1,534,706) and flow-through share premium of $3,300,500.  The Company subsequently recognized an income tax recovery of $3,300,500 upon the flow-through expenditures being incurred.

See also Note 15.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

7.           CAPITAL AND RESERVES (Cont’d)

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

Continuity of share purchase options for the year ended December 31, 2012 is as follows:

Expiry date	Exercise price ($)	December 31, 2011	Granted	Exercised /Forfeited	December 31, 2012	Exercisable
December 21, 2015	6.00	2,725,000	-	-	2,725,000	2,725,000
January 28, 2016	6.10	1,575,000	-	-	1,575,000	1,575,000
February 10, 2016	8.73	100,000	-	-	100,000	100,000
March 16, 2016	11.01	645,000	-	-	645,000	645,000
August 11, 2016	9.55	125,000	-	(11,250)	113,750	82,500
November 2, 2016	9.73	275,000	-	-	275,000	206,250
December 15, 2016	11.78	1,435,000	-	(1,800)	1,433,200	1,074,450
January 24, 2017	16.40	-	115,000	-	115,000	57,500
March 8, 2017	17.46	-	10,000	-	10,000	5,000
April 6, 2017	14.67	-	20,000	-	20,000	10,000
May 10, 2012	13.50	-	10,000	-	10,000	5,000
May 14, 2012	14.71	-	75,000	-	75,000	37,500
July 19, 2017	13.54	-	100,000	-	100,000	25,000
December 12, 2017	13.70	-	1,345,000	-	1,345,000	336,250
		6,880,000	1,675,000	(13,050)	8,541,950	6,884,450

Weighted average exercise price		$7.95	$13.95	$9.86	$9.13	$8.15
Weighted average remaining contractual life (years)					3.58

Continuity of share purchase options for the year ended December 31, 2011 is as follows:

Expiry date	Exercise price ($)	December 31, 2010	Granted	Exercised /Forfeited	December 31, 2011	Exercisable
December 21, 2015	6.00	2,725,000		-	2,725,000	2,043,750
January 28, 2016	6.10	-	1,575,000	-	1,575,000	787,500
February 10, 2016	8.73	-	100,000	-	100,000	50,000
March 16, 2016	11.01	-	655,000	(10,000)	645,000	322,500
August 11, 2016	9.55	-	125,000	-	125,000	31,250
November 2, 2016	9.73	-	275,000	-	275,000	68,750
December 15, 2016	11.78	-	1,435,000	-	1,435,000	358,750
		2,725,000	4,165,000	(10,000)	6,880,000	3,662,500

Weighted average exercise price		$6.00	$9.24	$11.01	$7.95	$7.17
Weighted average remaining contractual life (years)					4.28

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

7.           CAPITAL AND RESERVES (Cont’d)

The total stock option expense for the year ended December 31, 2012 was $13,844,321(2011 - $16,968,361) of which $7,106,725 (2011 - $12,558,810) has been expensed in the statement of loss and $6,737,596 (2011 - $4,409,551) has been capitalized to mineral interests.

The following are the weighted average assumptions employed to estimate the fair value of options granted for the year ended December 31, 2012 and year ended December 31, 2011 using the Black-Scholes option pricing model:

	2012	2011
Risk-free interest rate	1.25%	1.87%
Expected volatility	66.5%	56.1%
Expected life	5 years	5 years
Expected dividend yield	Nil	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

8.	RELATED PARTIES

Transactions with directors and key management personnel

Directors and key management compensation:
	For the year ended December 31, 2012	For the year ended December 31, 2011
Salaries and management fees	$2,156,691	$3,211,650
Share-based compensation	7,641,539	12,110,945
Total Management Compensation	$9,798,230	$15,322,595

Receivable from Silver Standard Resources Inc.

The Company and Silver Standard had an agreement to share certain share issuance costs related to the Company’s IPO and subsequent sales of the Company’s shares by Silver Standard (the “Secondary Offering”).  During the year ended December 31, 2011, the Company had recorded a receivable of $501,989 due from Silver Standard with a corresponding offset to share issuance costs.  The Company also received $250,000 from Silver Standard as a fee for arranging the Secondary Offering.  During the year ended December 31, 2012, the receivable was fully collected.

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

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

8.           RELATED PARTIES (Cont’d)

Subsidiaries

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Pretium Exploration Inc.	British Columbia, Canada	100%	Holds interest in the Brucejack and Snowfield projects
0890696 BC Ltd.	British Columbia,Canada	100%	Holds real estate in Stewart, British Columbia

9.	CONVERTIBLE PROMISORY NOTE

As part of the Snowfield and Brucejack acquisition, the Company had issued to Silver Standard a convertible promissory note in the amount of $39,753,000. During the year ended December 31, 2011, $18,000,000, being the proceeds from the over allotment option on the Company’s Initial Public Offering, was paid to Silver Standard to reduce the note to $21,753,000. The remainder was converted and settled through the issuance of 3,625,500 common shares of the Company.

10.           PROPERTY, PLANT AND EQUIPMENT

	December 31, 2012
		Accumulated	Net Book
	Cost	Amortization	Value
Building	$297,297	$14,570	$282,727
Camp infrastructure	358,903	31,932	326,971
Computer hardware	179,705	97,297	82,408
Computer software	430,174	290,947	139,227
Exploration equipment	4,693,501	921,405	3,772,096
Office equipment	95,627	28,210	67,417
Total	$6,055,207	$1,384,361	$4,670,846

During the year ended December 31, 2012, $206,077 of amortization was recognized in the statement of loss and $798,533 was capitalized within mineral interests.

	December 31, 2011
		Accumulated	Net Book
	Cost	Amortization	Value
Building	$297,297	$2,973	$294,324
Camp infrastructure	250,000	2,083	247,917
Computer hardware	129,829	42,394	87,435
Computer software	207,728	115,398	92,330
Exploration equipment	2,175,141	204,047	1,971,094
Office equipment	95,627	12,856	82,771
Total	$3,155,622	$379,751	$2,775,871

During the year ended December 31, 2011, $80,471 of amortization was recognized in the statement of loss and $299,280 was capitalized within mineral interests.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

11.	DECOMMISSIONING AND RESTORATION PROVISION

The Company’s decommissioning and restoration provision relates to various governmental regulations associated with site restoration and clean-up costs.  The Company assesses cost estimates and other assumptions used in the valuation of decommissioning and restoration provisions (DRP’s) to reflect events, changes in circumstances and new information available.

The following table summarizes the changes in the Company’s decommissioning and restoration provision:

DRP – December 31, 2010	$-
DRP’s arising in the year	172,934
Accretion during the year	1,193
DRP – December 31, 2011	174,127
DRP’s arising in the year	990,105
Accretion during the year	15,305
DRP – December 31, 2012	$1,179,537

The following are the assumptions used to estimate the decommissioning and restoration provision:

	2012	2011
Total undiscounted value of payments	$1,152,850	$185,350
Discount rate	1.87%	2.76%
Expected life	10 years	10 years

12.	SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended December 31, 2012	Year ended December 31, 2011
Net change in non-cash working capital items and other
Taxes receivable	$(9,399,128)	$(6,780,369)
Trade accounts payable	10,805,349	4,155,639
	$1,406,221	$(2,624,730)

13.	FINANCIAL RISK MANAGEMENT

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

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

13.           FINANCIAL RISK MANAGEMENT (Cont’d)

 (b)           Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.  The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, restricted cash and other receivables. The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents with high-credit quality financial institutions. Other receivables consist primarily of Harmonized Sales Tax (HST) and BC Mineral Exploration Tax Credits receivable from the Government of Canada.

The carrying value of the Company’s cash and cash equivalents, restricted cash and other receivables represent the maximum exposure to credit risk.

	Carrying Amount as at December 31, 2012	Carrying Amount as at December 31, 2011
Receivables
Harmonized Sales Tax	$3,955,242	$3,410,658
BC Mineral Exploration Tax Credit	12,274,000	3,380,000
	16,229,242	6,790,658
Due from Silver Standard Resources Inc.	-	501,989
Cash and cash equivalents	28,991,606	16,447,223
	$45,220,848	$23,739,870

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

If the average interest rate for the years ended December 31, 2012 and December 31, 2011 had increased/decreased by 1%, the effect on the Company would have been immaterial.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

13.           FINANCIAL RISK MANAGEMENT (Cont’d)

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

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets to facilitate the management of its capital requirements. The Company prepares annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. As at December 31, 2012 and December 31 2011, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements. The Company has sufficient funds to meet its current operating and exploration and development obligations.

(f)      Fair value

The carrying value of the Company’s financial assets and liabilities approximate their fair value.

14.	TAXATION

(a)      Deferred income tax liability

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax assets (liabilities) as follows:

	December 31, 2012	December 31, 2011
Tax loss carry forwards	$3,193,230	$1,654,560
Financing costs	1,980,289	735,534
Other	434,132	(39,461)
Mineral interests	(15,208,561)	(3,884,105)
Deferred income tax liability	$(9,600,910)	$(1,533,472)

The Company has tax losses in Canada of approximately $12,640,000 (2011 - $6,618,000) expiring in various amounts from 2030 to 2032.  The Company also has investment tax credits totaling approximately $5,841,000 (2011 - $1,790,000).

(b)      Income tax expense

The Company’s tax expense is comprised of the following:
	Year ended December 31, 2012	Year ended December 31, 2011
Current tax expense	$-	$-
Deferred tax expense	2,866,652	165,057
Deferred income tax expense	$2,866,652	$165,057

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

14.	TAXATION (Cont’d)

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 25% (2011 – 26.5%) as follows:

	Year ended December 31, 2012	Year ended December 31, 2011
Expected tax recovery	$(3,094,093)	$(4,559,766)
Share-based compensation and other items	1,992,495	4,087,843
Flow-through shares	10,956,250	3,770,375
Flow-through share premium	(6,988,000)	(2,293,500)
Recognition of previously unrecognized tax assets	-	(839,895)
Income tax expense	$2,866,652	$165,057

15.	SUBSEQUENT EVENT

On February 15, 2013, the Company closed a private placement of 361,300 Investment Tax Credit flow-through common shares at a price of $13.84 per flow-through share and 1,287,250 Canadian Exploration Expense flow-through common shares at a price of $12.43 per flow-through share for aggregate proceeds of $21,000,910.  After deducting share issuance costs of $1,365,058, net proceeds were $19,635,852.

APPENDIX C

MANAGEMENT’S DISCUSSION AND ANALYSIS

PRETIUM RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2012

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of Pretium Resources Inc. (“Pretivm”, “we” or “us”) for the year ended December 31, 2012 as publicly filed on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com. All dollar amounts are expressed in Canadian Dollars unless otherwise specified.

We report in accordance with International Financial Reporting Standards (“IFRS”). This MD&A is prepared as of March 5, 2013 and includes certain statements that may be deemed “forward-looking statements”.  We direct investors to the section “Risks and Uncertainties” and “Statement Regarding Forward-Looking Information” included within this MD&A.

Additional information relating to us, including our Annual Information Form and Form 40-F, is available free of charge on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

Our Business

We were incorporated on October 22, 2010 under the laws of the Province of British Columbia for the acquisition, exploration and development of precious metal resource properties in the Americas.  Our initial projects are the Brucejack Project and the Snowfield Project (together, the “Projects”), which are advanced stage exploration projects located in northwestern British Columbia.  We intend to continue exploration of the Projects with a focus on expanding and increasing the quality of resources and advancing engineering studies on the higher grade underground opportunity at the Brucejack Project.

4th Quarter Highlights and Significant Events

•
On October 25, 2012, we announced, among other things, that the feasibility study for the underground mine at our high-grade gold Brucejack Project in northern British Columbia is being advanced with an operating rate of 2,700 tonnes per day and that the feasibility study for the Brucejack Project is expected to be completed in the second quarter of 2013.

•
On November 20, 2012, we announced an updated Valley of the Kings Mineral Resource estimate for our wholly-owned Brucejack project, completed by Snowden Mining Industry Consultants (“Snowden”) independent Qualified Persons.   High-grade gold resources in the Valley of the Kings (5.0 g/t gold-equivalent cut-off) now total:

•	8.5 million ounces of gold in the Indicated Mineral Resource category (16.1 million tonnes grading 16.4 grams of gold per tonne); and

•	2.9 million ounces of gold in the Inferred Mineral Resource category (5.4 million tonnes grading 17.0 grams of gold per tonne)

4th Quarter Highlights and Significant Events - continued

•
On December 11, 2012, we reported that we had been selected to receive the Bill Dennis Award from the Prospectors & Developers Association of Canada (“PDAC”) for advancing the Valley of the Kings at our high-grade gold Brucejack Project. The 2013 PDAC Bill Dennis Award, which recognizes a Canadian discovery or prospecting success, was awarded to Pretivm at the PDAC Annual Awards banquet on March 4, 2013 during the PDAC convention in Toronto.

•
During the fourth quarter, we completed the widening of a portion of the historical West Zone underground workings to five-by-five meters and commenced excavation of the ramp to access the Valley of the Kings underground from the historical West Zone underground workings (see our news release of January 9, 2013).

•
On February 15, 2013, we announced the closing of a private placement, announced on January 24, 2013, with a syndicate of underwriters for 361,300 Investment Tax Credit flow-through common shares of Pretivm at a price of $13.84 per share and 1,287,250 Canadian Exploration Expense flow-through common shares of Pretivm at a price of $12.43 per share for aggregate gross proceeds of $21 million.

Operations

Brucejack Project

The Brucejack Project is located approximately 950 km northwest of Vancouver, British Columbia and 65 km north-northwest of Stewart, British Columbia and is comprised of six mineral claims totaling 3,199.28 hectares in area.  The Brucejack Project forms part of our contiguous claims package that comprises over 90,000 hectares.

2012 Exploration Programs

Surface Exploration Program

In late February 2012, we began mobilizing drills to our Brucejack Project to commence the 2012 Brucejack Surface Exploration Program.  By the end of the first quarter of 2012, six drills had been mobilized to site with a seventh drill mobilized to site in April 2012.  Continued drilling success at the Valley of the Kings resulted in two additional drills mobilized to site in August 2012.  In early-October 2012, we completed our 2012 exploration drill program with 306 holes completed totaling 105,769 meters of drilling.

The 2012 Brucejack Surface Exploration Program was focused on definition drilling in the Valley of the Kings as well as testing extensions of the Valley of the Kings and other high-grade zones.  With our success in defining and extending the strike length of the Valley of the Kings throughout the 2012 drill program, the Valley of the Kings continued to be the center of our exploration efforts with 99,632 meters of the 105,769 meter 2012 drill program drilled in the Valley of the Kings.  The other high-grade zones remain to be tested and will be the focus of future exploration programs.

Drilling over the course of the 2012 Brucejack Surface Exploration Program successfully demonstrated the continuity and projection of high-grade gold mineralization in Brucejack’s

Operations - continued

Valley of the Kings.  The Valley of the Kings now extends for over 1,000 meters along strike and remains open to the east and west along strike and at depth.  In addition to nearly doubling the strike length of the Valley of the Kings, the 2012 drill program encountered 852 gold intersections grading greater than 5 grams of gold per tonne, including 41 gold intersections grading greater than 1,000 grams of gold per tonne.

Underground Exploration Program

In August 2012, we mobilized an underground contractor to site to initiate our underground exploration program, which was designed to, amongst other things, access the Valley of the Kings deposit underground, excavate a 10,000 tonne underground bulk sample and demonstrate continuity of the high-grade gold mineralization within the gold stockwork corridors. The initial phase of the underground program involved widening a portion of the historical West Zone underground workings to five-by-five meters so that the historical West Zone portal and underground workings can be used for access to the Valley of the Kings with production sized mining equipment.  In late December 2012, the widening of the historical West Zone underground workings was completed and excavation commenced of the access ramp from the West Zone workings to the Valley of the Kings.

The access ramp to the Valley of the Kings from the West Zone is planned to total 546 meters in length, and is targeting the 1345 meter level at the 426600 cross-section of the Valley of the Kings.  Approximately 250 meters of the access ramp have been excavated since the turn towards the Valley of the Kings from the West Zone was initiated late last year.  The ramp is expected to access the Valley of the Kings in the second quarter of 2013.

In addition to targeting an area of mineralization for the bulk sample, the current ramp alignment will allow acceleration of production development as it will be used to provide initial access to the Valley of the Kings and multiple headings for excavation of the planned production declines.  A channel sampling program along the ramp will be conducted as work progresses, as the area is untested.  Further underground sampling and drilling is planned after Valley of the Kings has been reached.

Bulk Sample

Strathcona Mineral Services Ltd. of Toronto has been engaged as the independent Qualified Person to oversee and report on the 10,000-tonne bulk sample from the Valley of the Kings.  Excavation of the bulk sample is scheduled to begin in the second quarter of 2013.  Planning is continuing with Strathcona on the work required to be completed prior to excavating the bulk sample, the procedures for excavating the bulk sample and the sampling protocols.

Operations - continued

Resource Estimate

On November 20, 2012, we announced an updated high-grade Mineral Resource estimate for the Valley of the Kings (see our news release of November 20, 2012).  The resource estimate, which incorporated all drilling completed to date at the Valley of the Kings, including all drilling from the 2012 exploration program, was completed by Snowden as part of the feasibility study now underway for the Brucejack Project (see the Brucejack Project Mineral Resources Update Technical Report dated November 20, 2012 and filed on SEDAR on November 22, 2012).  High-grade gold resources in the Valley of the Kings (5.0 g/t gold-equivalent cut-off) now total:

•	8.5 million ounces of gold in the Indicated Mineral Resource category (16.1 million tonnes grading 16.4 grams of gold per tonne); and

•	2.9 million ounces of gold in the Inferred Mineral Resource category (5.4 million tonnes grading 17.0 grams of gold per tonne)

Preliminary Economic Assessment

On February 23, 2012, we announced positive results from a National Instrument 43-101 compliant Preliminary Economic Assessment (“PEA”) for the high-grade gold and silver resources identified at our Brucejack Project (see news release dated February 23, 2012), which was based on our Mineral Resource estimate announced on November 28, 2011 (see news release dated November 28, 2011).  The PEA was filed on www.sedar.com on February 22, 2012.  The Mineral Resource estimate announced on November 28, 2011 is no longer current and, accordingly, the preliminary economic assessment is also no longer current.

Feasibility Study and Resource Model

We retained Wardrop, a Tetra Tech Company, to prepare a feasibility study on the high-grade gold opportunity at Brucejack.  As part of the feasibility study, we also retained Snowden to prepare the high-grade Mineral Resource estimate for the high-grade gold and silver resources identified to date in the Valley of the Kings.

On November 20, 2012, we announced an updated high-grade Mineral Resource estimate for the Valley of the Kings prepared by Snowden, which incorporated all drilling completed to date at the Valley of the Kings, including all drilling from the 2012 exploration program.  Mine planning is now well underway based on the November 20, 2012 Mineral Resource estimate.

We have decided to advance the feasibility study with an operating rate of 2,700 tonnes per day, with long-hole stoping and cemented paste backfill chosen for the mining method.  Stopes will be mined using a combination of longitudinal and transverse mining, depending on zone width and orientation. Cemented paste tailings will be prepared in a paste plant located on surface near the mill and then pumped underground for distribution to the stopes.

The initial studies examining the economics of the high-grade gold and silver resources at the Brucejack Project (see news releases dated June 2, 2011 and February 22, 2012) contemplated the production of gravity and flotation concentrates, which were then refined to produce gold-silver doré.  In advancing the feasibility study, a trade-off study has been completed examining the benefits of selling the flotation concentrate to third parties rather than refining the concentrate to produce doré on site. Based on the results of the trade-off study, we have decided to advance the feasibility study on the basis that the flotation concentrate will be sold to third parties rather than refined to produce doré on site.

Operations - continued

As part of the ongoing feasibility study, we have completed locked cycle metallurgical testwork.  The average locked cycle recoveries for combined gravity and flotation for the Valley of the Kings composites were 98.3% for gold and 92.5% for silver.

The feasibility study for the Brucejack Project is expected to be completed in the second quarter of 2013.

Project Permitting

We submitted the project description for the Brucejack Project to the British Columbia Environmental Assessment Office and the Canadian Environmental Assessment Agency.  The filings initiated the permitting process for the proposed 2,700 tonnes per day high-grade underground gold mine at the Brucejack Project.

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

Joint Snowfield/ KSM Engineering Studies

We have entered into a confidentiality and cooperation agreement with Seabridge that, amongst other things, provides for the completion of an engineering study examining the economics of combining our Snowfield Project and Seabridge’s KSM Project as a single operation.  The internal engineering study was finalized during the first quarter of 2012 and indicates that developing the KSM and Snowfield deposits together could produce better economics than developing KSM as a stand-alone project, although no property acquisition costs or allocation of initial KSM capital have been considered.

We have also entered into a mutual access agreement with Seabridge that (a) gives Seabridge access to our Snowfield Project and us access to Seabridge’s KSM Project for the stripping of overburden and (b) provides us with road access to the Brucejack and Snowfield Projects over Seabridge’s KSM Project lands.

Snowfield represents a longer term gold opportunity for our shareholders.  We do not have to expend further funds on the project until 2023, and we will be opportunistic to realize value for Snowfield as we focus our corporate resources on advancing the high-grade opportunity at our Brucejack Project.

Operations - continued

Additional Claims

Our contiguous claims, including the claims comprising the Brucejack and Snowfield Projects, total over 90,000 hectares (222,000 acres), providing further exploration potential to supplement the value we are creating at Brucejack.  A claim boundary map is available on our website.

Selected Financial Information

Basis of Presentation

The following financial data has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) and are expressed in Canadian dollars unless otherwise stated. We adopted IFRS since inception. Our significant accounting policies are outlined in Note 3 in the notes to our audited consolidated financial statements for the year ended December 31, 2012. We have chosen to capitalize all exploration and evaluation costs relating to the Projects. We have followed these accounting policies consistently throughout the year.

Results of Operations

Our operations and business are not driven by seasonal trends, but rather the achievement of project milestones such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, completion of a final feasibility study, preparation of engineering designs, as well as receipt of financings to fund these objectives.

We expect that the expenditures will be consistent in future periods, other than bonuses which are determined annually by the Board of Directors, subject to any material changes in exploration and development activities.

Selected Financial Information

Annual information

Selected consolidated annual financial information for the years ended December 31, 2012 and 2011 are as follows (in $000’s):

	2012		2011		2010
Total revenue	$	Nil	$		$	Nil
Loss per share – basic and diluted		$0.17		$0.20		$1.25
Loss and comprehensive loss		$15,243		$17,372		$14,130
Total assets		$647,472		$518,030		$499,272
Long-term liabilities		$10,780		$2,108	$	Nil
Cash dividends	$	Nil	$	Nil	$	Nil
Cash and cash equivalents		$28,992		$16,447		$48,534
Mineral interests		$596,159		$490,762		$450,000

Selected Financial Information - continued

Quarterly information

Selected consolidated financial information for this quarter and the preceding eight quarters is as follows (in $000’s):

		2012 Q4		2012 Q3		2012 Q2		2012 Q1		2011 Q4		2011 Q3		2011 Q2		2011 Q1
Total revenue	Nil		Nil		Nil		Nil		Nil		Nil		Nil		Nil
Loss per share – basic and diluted		$0.05		$0.03		$0.04		$0.05		$0.07		$0.01		$0.04		$0.08
Loss and comprehensive. Loss		$4,095		$3,213		$3,437		$4,498		$7,192		$361		$3,742		$6,076
Total assets		$647,472		$638,810		$618,965		$542,001		$518,030		$514,104		$500,529		$498,381
Long-term liabilities		$10,780		$9,586		$6,163		$4,570		$2,108		$400	$	Nil	$	Nil
Cash dividends	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Cash and cash equivalents		$28,992		$52,859		$73,868		$25,710		$16,447		$31,793		$35,947		$44,138
Mineral interests		$596,159		$565,522		$531,924		$507,364		$490,762		$476,769		$460,036		$451,691

Loss before taxes for the year ended December 31, 2012 was $12,376,372 compared to $17,206,664 as at December 31, 2011.  The decrease is largely attributed to the decrease in stock option expense to $7,106,725 in 2012 compared to $12,558,810 in 2011 which is affected by the reduced number of options granted in 2012 and by the timing of stock option grants valued by the Black Scholes model.  We hire individuals with the required skills to advance our business and stock options were granted to these employees and consultants as part of their overall compensation.  Depending on the nature of the awarded recipient’s role, we expense or capitalize to mineral interests the fair value of these stock option issuances over the vesting period.  Salaries expense for the year ended December 31, 2012 was $2,034,312 compared to $2,791,963 for the year ended December 31, 2011.  The decrease relates primarily to the decrease in the bonus accrued to the Chief Executive Officer under his management agreement.  Total bonuses paid or accrued in the fourth quarter of 2012 was $1,640,337 ($781,691 was expensed in salaries and $858,646 was capitalized in mineral interests) and was inclusive of $455,691 accrued to the Chief Executive Officer under his management agreement.  During the fourth quarter of 2011, total bonuses paid or accrued was $2,180,000 ($1,825,000 was expense in salaries and $355,000 was capitalized to mineral interests) and was inclusive of $1,505,650 accrued to the Chief Executive Officer.

Investor relations and shareholder communication costs for the year ended December 31, 2012 were $917,160 and remained consistent with the costs incurred for the year ended December 31, 2011 of $876,926.  Investor relations and shareholder communication costs were mainly due to marketing and communication activities conducted by the Company to increase the awareness of the Company within the investment community.

Selected Financial Information - continued

During the year ended December 31, 2012, listing fees were $763,784 compared to $186,160 for the year ended December 31, 2011.  This was due primarily to our listing on the New York Stock Exchange in the first quarter of 2012.

As the Project advances, our overhead also increases.  As such, general and administrative expenses totaled $775,731 for the year ended December 31, 2012 compared to $429,059 for the year ended December 31, 2011 as we have staffed up for development and permitting.  Much of the increase is due to employee set up costs, as the number of individuals working for us has increased significantly, as well as information technology costs.

On February 17, 2012, we closed a private placement of 1,250,000 flow-through common shares at a price of $18.50 per flow-through share for aggregate gross proceeds of $23,125,000.  After deducting share issuance costs of $941,668, net proceeds were $22,183,332.

On March 19, 2012, we filed a final short form base shelf prospectus that allowed for an offering of up to an aggregate principal amount of $180 million of securities, which included up to $36 million in common shares owned by Silver Standard that could have been offered by way of a secondary offering under the prospectus.

On May 9, 2012, we completed a prospectus offering of 5,554,500 common shares at a price of $14.50 per share for aggregate gross proceeds of $80,540,250. After deducting share issuance costs of $4,391,916, net proceeds were $76,148,334.

On August 24, 2012, we closed a private placement of 1,150,000 flow-through common shares at a price of $18.00 per flow-through share for aggregate gross proceeds of $20,700,000.  After deducting share issuance costs of $1,534,706, net proceeds were $19,165,294.

The gross proceeds of the Offerings were used to accelerate and expand the exploration program at our Brucejack Project. In carrying out exploration at our Brucejack Project, the gross proceeds of the flow-through offering were to be used during the 2012 exploration program to incur eligible Canadian Exploration Expenses (“CEE”) that qualify as “flow through mining expenditures”, as defined in subsection 127(9) of the Income Tax Act (Canada), and “BC flow-through mining expenditures”, as defined in the Income Tax Act (British Columbia), (the “Qualifying Expenditures”), which were required to be renounced to the subscribers with an effective date no later than December 31, 2012. The gross proceeds of the Offering were (a) used to incur Qualifying Expenditures on our Brucejack Project during the year ended December 31, 2012 and (b) renounced to the subscribers with an effective date of December 31, 2012. A feasibility study on the high-grade opportunity at our Brucejack Project has been initiated and is expected to be completed in the second quarter of 2013.

February 2012 Flow-Through Offering	Use of Proceeds	Amount of Proceeds
Disclosed February 17, 2012	Brucejack Project	$23,125,000
	Qualifying Expenditures
Actual to December 31, 2012	Brucejack Project	$23,125,000
	Qualifying Expenditures
Variance	Nil	Nil

Selected Financial Information - continued

August 2012 Flow-Through Offering	Use of Proceeds	Amount of Proceeds
Disclosed August 24, 2012	Brucejack Project	$20,700,000
	Qualifying Expenditures
Actual to December 31, 2012	Brucejack Project	$20,700,000
	Qualifying Expenditures
Variance	Nil	Nil

Liquidity and Capital Resources

Our cash and cash equivalents as at December 31, 2012 totaled $28,991,606 increasing $12,544,383 from $16,447,223 at December 31, 2011. To date, our source of funding has been the issuance of equity securities for cash.

Our working capital as at December 31, 2012 was $30,065,691 compared to $18,698,983 as at December 31, 2011. Working capital items other than cash and cash equivalents consisted of receivables of $16,229,242, comprised of $3,955,242 of Harmonized Sales Tax refunds ($3,025,889 of which has subsequently been received) and $12,274,000 accrued for Mineral Exploration Tax Credits receivable from the Government of Canada, deposits and prepaid expenses of $282,277, accounts payable and accrued liabilities of $15,037,434 and a property payment due of $400,000. The increase in accounts payable and accrued liabilities is attributable to the heightened exploration activity with the Brucejack project over the prior year.

During the year, we completed two private placements of flow-through shares.  The first private placement was for 1,250,000 flow-through common shares at a price of $18.50 per share for aggregate gross proceeds of $23,125,000. The second private placement was for 1,150,000 flow-through common shares at a price of $18.00 per share for aggregate gross proceeds of $20,700,000.  The Company also raised $80,540,250 by the issuance of 5,554,500 common shares at $14.50 under a prospectus. Subsequent to year end, we completed a private placement of 361,300 Investment Tax Credit flow-through shares at a price of $13.84 per share and 1,287,250 Canadian Exploration Expense flow-through shares at a price of $12.43 per share for aggregate gross proceeds of $21,000,910.  With the current planned expenditures on our Brucejack Project, we believe we have sufficient working capital to fund our planned activities through completion of the feasibility study and the extraction of the bulk sample as we advance the Valley of the Kings and West Zone to production.

Cash used in investing activities in the year ended December 31, 2012 was $99,540,783, which was incurred mainly in respect of exploration activities at the Projects described under Operations above in the amount of $95,880,953.  Exploration activities consisted primarily of $22,214,796 in road and bridge infrastructure, $17,449,255 for fuel, equipment rental and transportation, $14,931,851 in drilling costs, and $8,472,876 in feasibility study costs. With the completion of the exploration road, transportation and fuel costs are expected to drop significantly as helicopter support has been replaced with ground transport. During the previous year, the Company had entered into a purchase agreement to acquire certain mineral claims adjacent to the Company’s claims that include the Brucejack and Snowfield Projects with a payment of $150,000 paid during 2011 and another $200,000 paid on September 28, 2012 and $400,000 payable on September 28, 2013.  Other investing activities included $2,786,674 to acquire exploration machinery.

Liquidity and Capital Resources - continued

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

Commitments, Contingencies and Off-Balance Sheet Arrangements

We have no material long term debt, capital lease obligations, operating leases or any other long term obligations, other than payments related to the acquisition of certain mineral claims and a commitment for office lease and operating costs that require minimum payments.

Related Party Transactions

Our acquisition of the Projects from Silver Standard and the completion of the subsequent financings resulted in Silver Standard owning 20.0% of our issued shares at December 31, 2012, and 19.7% subsequent to year-end after the flow through share offering.

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

During the year the CEO’s performance bonus was $455,691 and other officers received a total of $500,000.

Critical Accounting Estimates

Our significant accounting policies are presented in Note 3 to the consolidated financial statements for the year ended December 31, 2012. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which an estimate is revised and future periods if the revision affects both current and future periods.

Critical Accounting Estimates - continued

Significant assumptions about the future and other sources of estimation uncertainty at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made include, but are not limited to, the following:

i)	the carrying value of the investment in the Projects and the recoverability of the carrying value;
ii)	inputs used in measuring the decommissioning and restoration provision.

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

2) Impairment analysis of assets

At each financial reporting date, the carrying amounts of our assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets.

Changes in any of the assumptions used to determine impairment testing could materially affect the results of the analysis.

At December 31, 2012, we reviewed the carrying value of our assets and determined that there were no indicators of impairment.

Critical Accounting Estimates - continued

3) Decommissioning liabilities

An obligation to incur decommissioning and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual decommissioning expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions, and when applicable, the environment in which the mine operates.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

Our operations may in the future be, affected from time to time in varying degree by changes in environmental regulations or changes in estimates used in determining decommissioning obligations. Both the likelihood of new regulations or degree of changes in estimates and their overall effect upon us are not predictable.

At December 31, 2012, we had recognized an amount for decommissioning obligations.  However, the amount is immaterial as the disturbance to date is minimal.

Changes in Accounting Policies

New Accounting Standards and Recent Pronouncements

The following standard is effective for annual years beginning on or after January 1, 2013 with earlier application permitted.  We have assessed the impact of this standard and have determined that it would not have a material impact on our statements.

o	IFRS 10, Consolidated Financial Statements

Financial Instruments and Other Instruments

Financial assets:

We have the following financial assets: cash and cash equivalents and amounts receivable.

Such financial assets have fixed or determinable payments that are not quoted in an active market.  Accordingly, they are measured at amortized cost using the effective interest method less any impairment losses.

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

Credit Risk

Credit risk is our risk of potential loss if the counterparty to a financial instrument fails to meet its contractual obligations.  Our credit risk is primarily attributable to our liquid financial assets including cash and cash equivalents and amounts receivable. We limit our exposure to credit risk on financial assets by investing our cash and cash equivalents with high-credit quality financial institutions. Amounts receivable consist primarily of Harmonized Sales Tax (HST) and BC Mineral Exploration Tax Credits receivable from the Government of Canada.

The carrying value of our cash and cash equivalents and amounts receivable represent our maximum exposure to credit risk.

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
We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, we may attempt to issue new shares, issue new debt, and acquire or dispose of assets to facilitate the management of our capital requirements. We prepare annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. As at December 31, 2012, we do not have any long-term debt and are not subject to any externally imposed capital requirements. We have sufficient funds to meet our current operating and exploration and development obligations.

Outstanding Share Data

At March 5, 2013, we had the following common shares and share purchase options outstanding.

	Number of securities	Exercise price ($)	Weighted Average Remaining Life (years)
Common shares	96,476,186
Share purchase options	8,526,950	$6.00 - $17.46	3.58
Fully diluted	105,003,136

Risks and Uncertainties

Natural resources exploration and development involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in the prospectus supplement to the short form base shelf prospectus dated March 19, 2012 filed on the SEDAR website at www.sedar.com, which are incorporated by reference in this MD&A.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements filed or submitted by us under U.S. and Canadian securities legislation is properly recorded, processed, summarized and reported to our Board and Audit Committee. Management has evaluated the effectiveness of disclosure controls and procedures as at December 31, 2012 and has concluded, based on its evaluation, that these controls and procedures were effective.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting using criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Based on this assessment, management has concluded that as at December 31, 2012, internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm that has expressed its opinion in its report included with our annual consolidated financial statements.

Statement Regarding Forward-Looking Information

In connection with the forward-looking statements contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration and development activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources.  We have also assumed that no significant events occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this MD&A, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.

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

Statement Regarding Forward-Looking Information - continued

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

This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the prospectus supplement to the short form base shelf prospectus dated March 19, 2012 filed on the SEDAR website at www.sedar.com. Our forward-looking information is based on the beliefs, expectations and opinions of management on the date the statements are made and we do not assume any obligation to update forward looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward looking information.