Form 40-F
period 2013-12-31
Pretium Resources Inc.
filed 2014-04-01
CIK 1508844

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2013      Commission File Number: 001-35393

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

There were 105,051,050 Common Shares, of no par value, outstanding as of December 31, 2013.

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

The Annual Information Form of Pretium Resources Inc. (the “Company” or “Registrant”) for the fiscal year ended December 31, 2013 is included as Appendix A of this Annual Report on Form 40-F.

B.	Audited Annual Financial Statements

The Company’s audited consolidated financial statements for the fiscal year ended December 31, 2013, including the auditor’s report with respect thereto, are included as Appendix B of this Annual Report on Form 40-F.

C.	Management’s Discussion and Analysis

The Company’s Management’s Discussion and Analysis for the year ended December 31, 2013 is included as Appendix C of this Annual Report on Form 40-F.

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

Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included under the heading “Management’s Report on Internal Control over Financial Reporting” in the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2013, filed as part of this Annual Report on Form 40-F in Appendix B.

Attestation Report of the Registered Public Accounting Firm. The required disclosure is included under the heading “Independent Auditor’s Report” in the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2013, filed as part of this Annual Report on Form 40-F in Appendix B.

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2013, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Messrs. Ross Mitchell, Christopher Noel Dunn and Tom S.Q. Yip.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Registrant has determined that each of Messrs. Ross Mitchell, Christopher Noel Dunn and Tom S.Q. Yip, members of the Registrant’s audit committee, qualify as audit committee financial experts for purposes of paragraph (8) of General Instruction B to Form 40-F. The board of directors has further determined that each of Messrs. Ross Mitchell, Christopher Noel Dunn and Tom S.Q. Yip is also independent, as that term is defined in the Corporate Governance Listing Standards of the New York Stock Exchange (the “NYSE”). The Commission has indicated that the designation of each Ross Mitchell, Christopher Noel Dunn and Tom S.Q. Yip as an audit committee financial expert does not make any of them an “expert” for any purpose, impose any duties, obligations or liabilities on them that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or the board of directors.

ADDITIONAL DISCLOSURE

Code of Ethics.

The Registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the “Code of Business Conduct and Ethics”, that applies to all of its directors, officers, employees, and consultants including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.  In 2013, there were no waivers, including implicit waivers, or amendments granted from any provision of the Code of Business Conduct and Ethics.

The Code of Business Conduct and Ethics is available for viewing on the Registrant’s website at www.pretivm.com.

Corporate Governance Practices.

Our corporate governance practices are consistent with all applicable current Canadian regulatory guidelines and standards. We are classified as a foreign private issuer in connection with our listing on the NYSE and are not required to comply with most of the NYSE's corporate governance standards (the “NYSE Rules”) and instead may comply with Canadian corporate governance practices. However, our corporate governance practices incorporate many best practices derived from the NYSE Rules and there are no significant differences between our corporate governance practices and the NYSE Rules.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee Information—External Auditor Service Fees” at page 27 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2013, filed as part of this Annual Report on Form 40-F in Appendix A.

Pre-Approval Policies and Procedures.

The Audit Committee pre-approves all audit services to be provided to us by our independent auditors.  The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee.  All non-audit services performed by our auditors for the fiscal year ended December 31, 2013 have been pre-approved by our Audit Committee.

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

Tabular Disclosure of Contractual Obligations.

We have no material long term debt, capital lease obligations, operating leases or any other long term obligations, other than payments related to the acquisition of certain mineral claims and a commitment for offices lease and operating costs that require minimum payments in the aggregate as follows:

Commitment	Fiscal 2014	Fiscal 2015 to Fiscal 2017	Fiscal 2018 To Fiscal 2019	Fiscal 2020 and after	Total
Office lease and operating costs	$447,000	$1,440,000	$ nil	$ nil	$1,887,000
Mineral claims acquisition	50,000	150,000	100,000	(1)	300,000(1)
Total	$497,000	$1,590,000	$100,000	(1)	$2,187,000(1)

(1)	We have an ongoing commitment for mineral claims acquisitions of $50,000 per year which is not included in the calculation of amounts owed in Fiscal 2020 and after or in the Total column.

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

Date: March 31, 2014	Pretium Resources Inc.
	By:	/s/ ROBERT A. QUARTERMAIN
Name: Robert A. Quartermain
Title: President, Chief Executive Officer & Director

EXHIBIT INDEX

Exhibit	Description

99.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accountant

99.2	Consents of Ivor W.O. Jones, M.Sc., CP, FAusIMM, of Snowden Mining Industry Consultants and Snowden Mining Industry Consultants

99.3	Consent of Ian I Chang M.A.Sc., P.Eng.

99.4	Consent of Kenneth C. McNaughton, M.A.Sc., P.Eng.

99.5	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

APPENDIX A

PRETIUM RESOURCES INC. ANNUAL INFORMATION FORM FOR THE FISCAL YEAR

ENDED DECEMBER 31, 2013

ANNUAL INFORMATION FORM

(“AIF”)

of

PRETIUM RESOURCES INC.
(the “Company” or “Pretivm”)
1600 – 570 Granville Street
Vancouver, British Columbia
V6C 3P1

Telephone:  604-558-1784
Facsimile:  604-558-4784
Website:  www.pretivm.com
E-mail:  invest@pretivm.com

For the Year Ended December 31, 2013

Dated:  March 31, 2014

TABLE OF CONTENTS

PRELIMINARY NOTES	1
Effective Date of Information	1
Currency	1
Note Regarding Forward Looking Statements	1
Technical and Scientific Disclosure	3
National Instrument 43-101 Definitions	3
Cautionary Note to US Investors	5

CORPORATE STRUCTURE	6
Name, Address and Incorporation	6
Intercorporate Relationships	6

GENERAL DEVELOPMENT OF THE BUSINESS	6
Overview	6
Strategy and Objectives	6
Acquisition of the Combined Project Assets	7

NARRATIVE DESCRIPTION OF THE BUSINESS	7
Details of the Brucejack Project	7

DIVIDENDS	20

DESCRIPTION OF CAPITAL STRUCTURE	20

MARKET FOR SECURITIES	20
Trading Price	20

DIRECTORS AND OFFICERS	21
Name and Occupation	21
Shareholdings of Directors and Senior Officers	24
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	24
Conflicts of Interest	25
Audit Committee Information	25

RISK FACTORS	27

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	44

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	45

AUDITORS, TRANSFER AGENT AND REGISTRAR	45

MATERIAL CONTRACTS	46

INTEREST OF EXPERTS	46

ADDITIONAL INFORMATION	46

APPENDIX I AUDIT COMMITTEE CHARTER	A-1

PRELIMINARY NOTES

Effective Date of Information

This AIF is dated March 31, 2014, and unless otherwise indicated, the information contained herein is current as of such date, other than certain financial information which is current as of December 31, 2013, being the date of the Company’s most recently audited financial year end.

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

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, risks related to:

•	the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;
•	the fact that we are a relatively new company with no mineral properties in production or development and no history of production or revenue;
•	development of the Brucejack Project;

•	our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;
•	dependency on the Brucejack Project for our future operating revenue;
•	our mineral resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates and establish mineral reserve estimates;
•	uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;
•	commodity price fluctuations, including gold price volatility;
•	market events and general economic conditions;
•	availability of suitable, or damage to, existing infrastructure;
•	governmental regulations, including environmental regulations;
•	delay in obtaining or failure to obtain required permits, or non-compliance with permits that are obtained;
•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;
•	compliance with emerging climate change regulation;
•	adequate internal control over financial reporting;
•	increased costs of complying with the Dodd-Frank Act;
•	potential opposition from non-governmental organizations;
•	uncertainty regarding unsettled First Nations rights and title in British Columbia;
•	land reclamation requirements;
•	uncertainties related to title to our mineral properties and surface rights;
•	currency fluctuations;
•	increased costs affecting the mining industry;
•	increased competition in the mining industry for properties, qualified personnel and management;
•	our ability to attract and retain qualified management;
•	some of our directors’ and officers’ involvement with other natural resource companies;
•	potential inability to attract development partners or our ability to indentify attractive acquisitions;
•	Silver Standard Resources Inc.’s (“Silver Standard”) share ownership, ability to influence our governance and possible market overhang;
•	uncertainty as to the outcome of potential legal proceedings;
•	uncertainty as to the outcome of certain class action proceedings in the U.S. and Canada;
•	future sales or issuances of our equity securities; and
•	our being treated as a passive foreign investment company for U.S. Federal income tax purposes.

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

Technical and Scientific Disclosure

Certain technical information relating to the Brucejack Project contained in this AIF is derived from, and in some instances is an extract from, the report entitled “Mineral Resources Update Technical Report” dated December 19, 2013 (the “Brucejack Report”), which was prepared and verified by Ivor W.O. Jones, M.Sc., CP, FAusIMM, Executive Consultant, Snowden Mining Industry Consultants (“Snowden”) in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The Brucejack Report is the only current NI 43-101 compliant technical report with respect to the Brucejack Project and supersedes all previous technical reports.

Technical information in this AIF not contained in the Brucejack Report has been approved by Mr. Kenneth C. McNaughton, M.A.Sc., P.Eng., our Vice President and Chief Exploration Officer and Ian I. Chang M.A.Sc., P.Eng., our Vice President, Project Development, each of whom is a “qualified person” as defined in NI 43-101 and has reviewed and verified the disclosure of such information.

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

Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made and volumes that are not “reserves’ should not be disclosed. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserves estimates included in this AIF may not qualify as “reserves” under SEC standards. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.

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

Our only material mineral project for the purposes of NI 43-101 is the Brucejack Project, an advanced stage exploration project located in north-western British Columbia.  We also have a 100% interest in the Snowfield Project (the “Snowfield Project”), which borders the Brucejack Project to the north.

We intend to focus our exploration and development efforts on the Brucejack Project and, in particular, on expanding, and increasing the quality of mineral resources and on advancing engineering studies on the higher grade underground opportunities at the Brucejack Project.

As at December 19, 2013, the Brucejack Project’s Valley of the Kings (the “Valley of the Kings” or the “VOK”) hosted estimated measured mineral resources of 1.2 million ounces of gold grading 19.3 g/t, indicated mineral resources of 7.5 million ounces of gold grading 17.4 g/t and inferred mineral resources of 4.9 million ounces of gold grading 25.6 g/t.  All resource figures are at a cut-off grade of 5.0 grams/tonne (“g/t”) gold equivalent (“AuEq”).  See “Details of the Brucejack Project — Mineral Resource Estimates”.

Strategy and Objectives

Our strategy is to grow our business through the exploration and acquisition of quality precious metals projects.

The Brucejack Project is our initial material project and we intend to continue exploration of the Brucejack Project with a focus on expanding and increasing the quality of resources and advancing engineering studies on its higher grade underground opportunity.

We have a NI 43-101 compliant Feasibility Study and Technical Report on the Brucejack Project dated June 21, 2013 and prepared by Tetra Tech (the “Feasibility Study”) which is currently being updated to incorporate the December 2013 Mineral Resource in the Brucejack Report and using revised economic parameters.

The Snowfield Project represents a longer term gold opportunity for our shareholders.  Although we do not have a development plan as yet for the Snowfield Project, we plan to continue to explore the area and have budgeted for additional environmental studies which will benefit both the Brucejack and Snowfield Projects.

Acquisition of the Project Assets

We acquired the Brucejack Project, along with the Snowfield Project and other associated assets (together, the “Project Assets”), pursuant to an acquisition agreement dated October 28, 2010, as amended, with Silver Standard (the “Acquisition Agreement”), for an aggregate acquisition price of $450 million, consisting of a cash payment of $233,020,000 and the issuance of a total of 36,163,333 common shares (the “Common Shares”) in the capital of the Company (the “Acquisition”).  We financed the cash portion of the Acquisition with part of the proceeds from our initial public offering, which closed concurrently with the acquisition of the Project Assets in December 2010.

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

NARRATIVE DESCRIPTION OF THE BUSINESS

Details of the Brucejack Project

Project Description and Location

The Brucejack Project (also known as the “Property” in the Brucejack Report) consists of six mineral claims totalling 3,199.28 hectares and all claims are in good standing until February 14, 2025.  We acquired our 100% outright interest in the Brucejack Project in December 2010, pursuant to the Acquisition Agreement with Silver Standard.  The Brucejack Project is subject to a 1.2% net smelter returns royalty in favour of Franco-Nevada Corporation (“Franco-Nevada”) on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

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

Major mining projects in British Columbia are subject to environmental assessment and review prior to certification and issuance of permits to authorize construction and operations.  Environmental assessment is a means of ensuring the potential for adverse environmental, social, economic, health, and heritage effects or the potential adverse effects on Aboriginal interests or rights are addressed prior to project approval.  Depending on the scope of a project, assessment and permitting of major mines in British Columbia will proceed through the BC Environmental Assessment (the “EA”) process pursuant to the BC Environmental Assessment Act (the “BCEAA”) and the Canadian Environmental Assessment Act 2012 (the “CEAA”).

At a provincial level, proposed mining developments that exceed a threshold criterion of 75,000 t/a (or 205 t/d) as specified in the Reviewable Project Regulations, are required under the BCEAA to obtain an Environmental Assessment Certificate from the Ministry of Energy Mines and Natural Gas and Ministry of Environment before the issuance of any permits to construct or operate.  The Brucejack Project will thus require a provincial Environmental Assessment Certificate, because its proposed production rate exceeds the specified threshold.

At a federal level, proposed gold mine developments (other than placer mines) that exceed a threshold criterion of 600 t/d as specified under the Regulations Designating Physical Activities, are required to complete an Environmental Impact Study (the “EIS”) pursuant to the CEAA.  Thus completion of an EIS will be necessary for the Brucejack Project since the proposed production rate exceeds the specified threshold.

We have formally entered both the provincial and federal EA processes.  While the provincial and federal decisions are made independently, the two levels of government work together to allow for a coordinated effects assessment process. In relation to the provincial EA process, we have submitted a Project Description and have received Section 10 and 11 orders under the BCEAA. Federally, we have submitted a Project Description and has received final EIS guidelines from the Canadian Environmental Assessment Agency. We are targeting completion of a combined application for an Environmental Assessment Certificate (the “EAC”) and EIS by the end of the first quarter of 2014.  Provincial and federal decisions on the EA process are expected in Q4 2014 or Q1 2015. Provincial approval of the EAC application and federal approval of the EIS will then allow for the issuance of the necessary statutory permits and authorizations to commence construction of the Brucejack Project.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The area is easily accessible by helicopter from the town of Stewart, or seasonally from the settlement of Bell II.  The flight time from Stewart is approximately 30 minutes and slightly less from Bell II.  We have completed construction of our 74 km access road that links the Brucejack Camp to Highway 37 via the Knipple Glacier, Bowser Camp and Wildfire Camp.  Personnel, equipment, fuel and camp provisions are driven to a staging area on the Knipple Glacier before being taken over the glacier to the Brucejack Camp.

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

There are no local resources other than abundant water for any drilling work.  The nearest infrastructure is the town of Stewart, approximately 65 kilometres to the south, which has limited supplies and personnel.  The towns of Terrace and Smithers are also located in the same general region as the Brucejack Project.  Both are directly accessible by daily air service from Vancouver.

The nearest railway is the Canadian National Railway Yellowhead route, which is located approximately 220 kilometres to the southeast.  This line runs east-west and terminates at the deep water port of Prince Rupert on the west coast of British Columbia.  The most northerly ice-free shipping port in North America, in Stewart, is accessible to store and ship concentrates.

A high voltage, 138-kV transmission line currently services Stewart, BC and has sufficient capacity to provide power to the Brucejack Project.  BC Hydro is currently undertaking a facilities study in respect of the interconnection of a transmission line servicing the Brucejack Project with the 138kv transmission line servicing the town of Stewart.  The study is expected to be completed mid-2014.  A high voltage power line running parallel with Highway 37 is also under construction (www.highway37.com). The plan calls for the new 287-kV line to extend from the community of Terrace to the beginning of the Galore Creek access road at Bob Quinn Lake providing access for the Property to the BC Hydro electric grid. The final capacity of this transmission line has yet to be determined and may be increased due to demand.

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

Silver Standard began initial work on the Brucejack Project in 2009 with a large diamond drilling campaign and a resampling program on historical core.  A total of approximately 18,000 metres of diamond drilling were completed in 37 drillholes during the 2009 field season.

In 2010, Silver Standard’s drill program was designed to further define bulk tonnage mineralization found the previous year, as well as to attempt to define a high grade resource for the VOK.  In this year, 73 diamond drillholes were completed which totalled 33,480 m.  Of this, 11 drillholes comprising 3,693 m targeted the VOK, and two drillholes totalling 1,119 m targeted the footwall of West Zone.  In the VOK, wide spaced drilling intersected enough high grade mineralization to confirm the exploration potential of the zone.  The exploration potential included the preliminary definition of some of the ore controls which put the intersections into a geologic context.  The West Zone drilling intersected a broad zone of bulk tonnage mineralization within which were several high grade intersections.

Our 2011 diamond drill program was focused specifically on defining high grade resources.  In 2011, 178 drillholes were completed totalling 72,805 m in drillholes SU-110 to SU-288.  This included 97 drillholes (41,219 m) that targeted the VOK, 16 drillholes (7,471 m) that targeted West Zone, and 21 drillholes (7,220 m) that targeted the surrounding areas. The remaining drilling was focused on expansion of Shore Zone, testing for structurally controlled high grade mineralization in Galena Hill (now part of the VOK) and Bridge Zones, as well as testing new target areas.  The West Zone ramp was partially dewatered in late 2011 and early 2012. A geotechnical mapping program and updated survey was completed on the dewatered portion of the mine.

Our 2012 diamond drill program focused on defining the high grade resource for the VOK, specifically targeting geological and structural features believed to be associated with high grade gold mineralization.  Diamond drilling also focused on expanding the known extents of the VOK Zone, both west of the Brucejack Fault and along trend to the east of the main mineralized zone.   A total of 301 drillholes were completed, totalling 105,500 m of drilling during the 2012 drilling program.

An underground exploration program commence in 2012 which was designed to, amongst other things, access the Valley of the Kings deposit underground, excavate a 10,000 tonne underground bulk sample and demonstrate continuity of the high-grade gold mineralization. The initial phase of the underground program involved widening a portion of the historical West Zone underground workings to five metres by five metres so that the historical West Zone portal and underground workings can be used for access to the Valley of the Kings with production sized mining equipment.  In late December 2012, the widening of the historical West Zone underground workings was completed and excavation commenced of the access ramp from the West Zone workings to the VOK.

Our 2013 surface diamond drill program focused on further defining the high grade resource for the VOK as well as the geological and structural features believed to be associated with gold mineralization.  A total of 24 surface diamond drillholes (5,200 m) of the 37 surface drillholes (5,770 m; drillholes SU-590 to SU-626) completed during the 2013 drilling program were focussed on the VOK.

In 2013, we also excavated a bulk sample from within the VOK to further evaluate the geological interpretation and Mineral Resource estimate. The location of the proposed bulk sample was selected to be representative of the grade and character of the overall mineralization of the VOK.

Underground development reached the bulk sample area in May 2013 and underground drilling to support the bulk sample program began in mid-May. A total of 409 drillholes (38,840 m) were completed with 200 of these drillholes (16,640 m) testing the bulk sample area.  The remainder (209 drillholes totalling 22,200 m) were testing targets outside of the bulk sample area.

The design of the bulk sample was limited by provincial legislation to a maximum allowable bulk sample size of 10,000 tonnes. The bulk sample was collected as a series of nominal 100 tonne rounds in underground development. We elected to process the bulk sample both through a sample tower on site and at a custom mill (Contact Mill) in Montana, USA.  The results of assaying of the samples from the sample tower provided, in Snowden’s opinion, an unacceptable degree of variation in the results.

The mill results from the underground bulk sample processing were used to validate the local accuracy of the November 2012 Mineral Resource in the VOK, and to determine whether the estimation methodology could be improved for the December 2013 Mineral Resource in the Brucejack Report.   The result of the testwork is an improved confidence in both the geological model and the grade estimate, with the definition of Measured Resources as part of the December 2013 Mineral Resource.

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

Mineralized Zones

The current resources as presented in this AIF are comprised of two different zones on the Brucejack Project, being the VOK and the West Zone.

Valley of the Kings

Exploration drilling by Silver Standard (2009, 2010) and the Company (2011 to present), as well as recent surface mapping, has been successful in outlining a series of corridors of high grade mineralization associated with deformed quartz stockworks and intense quartz-sericite-pyrite alteration in an east-west trending and east-southeast plunging tight syncline developed in almost the full sequence of lower Hazelton Group rocks.

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

Drilling

The input data for the West Zone estimate comprised 756 drillholes (63,208 m) including 439 underground drillholes (24,688 m), 269 historical surface drillholes (21,321 m) and 48 surface drillholes (17,199 m) completed since 2009.

The input data for the Valley of the Kings estimate comprises 922 drillholes for 218,127 meters including 9 historical surface drillholes (579 meters), 24 surface drillholes completed since the previous November 2012 Mineral Resource (5,100 meters) and 409 underground exploration drillholes completed since the previous November 2012 Mineral Resource (38,829 meters).  These figures exclude intervals with no gold values and drillholes outside of the Valley of the King area.

Historical drill core sizes for surface drillholes were NQ (47.6 millimetre diameter) and BQ (36.5 millimetre diameter). Core size for drillholes collared from an underground exploration ramp at West Zone was AQ (27 millimetre diameter).

Core sizes for our surface collared drillholes are PQ (85 millimetre diameter), HQ (63.5 millimetre diameter) and NQ (47.6 millimetre diameter). Approximately 50% to 60% of the Company’s core is HQ size. For drillholes less than 600 metres length, core size is commenced at HQ and is reduced to NQ when conditions require. For drillholes greater than 600 metres length the commencing core size is PQ which is run down to approximately between 200 metres and 300 metres in order to minimise drill path deviation.  All drillcore collected from the underground drilling in 2013 was HQ size.

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

Samples at ALS were crushed to 70% passing 2 millimetres, (-10 mesh). Samples were riffle split and 500 g were pulverized to 85% passing 75 μm (-200 mesh). The remaining coarse reject material was returned to us for storage in our Stewart warehouse.

Gold was determined using fire assay on a 30 g aliquot with an atomic absorption finish. In addition, a 33 element package was completed using a four acid digest and ICP-AES analysis, which included the silver. Density determinations were done by ALS using the pycnometer method on pulps from the drilling program.

Snowden analysed the quality assurance and quality control (“QAQC”) for the Brucejack Project.  The Brucejack drillhole and QAQC database is managed by GeoSpark Consulting Inc. (“GeoSpark”), who also manage the routine analysis of the QAQC results for the Company.  GeoSpark supplied Snowden with a QAQC database, in Microsoft Access format, containing the QAQC results for all drilling up to 5 December 2013.

The QAQC protocols included the use of field duplicates, standards and blanks.  The quality control samples were included at a nominal rate of one field duplicate, one standard and one blank for every 20 samples.   Check assays, in the form of pulp duplicates, were also completed by a different laboratory and compared with the primary laboratory.

Procedures undertaken by the Company have been under the supervision and security of our staff, as far as drill core sampling prior to dispatch. Laboratory sample reduction and analytical procedures have been conducted by independent accredited companies with acceptable practices.

We ensure quality control is monitored through the insertion of blanks, certified reference materials and duplicates. In the opinion of Ivor W.O. Jones, M.Sc., CP, FAusIMM, author of the Brucejack Report, the sample preparation, security, and analytical procedures are satisfactory and the data is suitable for use in Mineral Resource estimates.

Mineral Resource and Mineral Reserve Estimates

The West Zone resource estimate remains unchanged from the Mineral Resource estimate announced April 3, 2012, and filed on SEDAR April 30, 2012 (see Table 2 below).

In December 2013, Snowden completed the Brucejack Report and updated the Mineral Resource estimate for the VOK within the Brucejack Project. This estimate is an update of the previous November 2012 Mineral Resource estimate and includes over 40,000 m of additional drilling, including 24 surface drillholes (5,200m) and 409 underground drillholes (38,840m) drilled in support of the underground bulk sample.

In addition to the drilling, a 10,000 tonne bulk sample was processed through a mill and detailed testwork has been carried out to both validate the previous Mineral Resources and refine the estimation process for the updated Mineral Resource.  The result of the testwork is an improved confidence in both the geological model and the grade estimate, with the definition of Measured Resources as part of the December 2013 Mineral Resource.

Mineral Resource Estimate

The mineralization in the VOK exists as steeply dipping semi-concordant (to stratigraphy) and discordant pod-like zones hosted in stockwork vein systems within the volcanic and volcaniclastic sequence.  High grade mineralization zones appear to be spatially associated, at least in part, with intensely silicified zones resulting from local silica flooding and over-pressure caprock formation.  High grade mineralization occurs both in the main east-west trending vein stockwork system, as well as in the rarer north-south trending part of the system.  Snowden notes that the Company has taken these various observations into consideration in its interpretation of the mineralization domains for the VOK.

A threshold grade of 0.3 g/t Au was found to generally identify the limits to the broad zones of mineralization as represented in the drill cores at West Zone and the VOK.  In the VOK, a 1 g/t Au to 3 g/t Au threshold grade was used together with the Company’s interpretation of the lithological domains, to interpret high grade corridors within the broader mineralized zones, and define a series of mineralized domains for estimation.

All data was composited to the dominant sample length of 1.5 m prior to analysis and estimation.  Statistical analysis of the gold and silver data was carried out by lithological domain (at the VOK) and mineralized domain.  Review of the statistics indicated that the grade distributions for the mineralization within the different lithologies are very similar and as a result these were combined for analysis.  This is in agreement with field observations which indicate that the stockwork mineralization is superimposed on the stratigraphic sequence.  The summary statistics of composite samples from all domains exhibit a strong positive skewness with high coefficient of variation and some extreme grades.

Because of the extreme positive skew in the histograms of the gold and silver grades within the high grade domains, Snowden elected to use a non-linear approach to estimation, employing the use of indicator and truncated distribution kriging. In this approach, the proportion of high grade in a block was modelled, as was the grade of the high grade portion, and the grade of the low grade portion.

The high grade population, which contains a significant number of samples with extreme grades, required indicator kriging methods for grade estimation. The low grade population was estimated using ordinary kriging on the truncated (low grade; <5 g/t Au and <50 g/t Ag) part of the grade distribution.

Density was estimated using simple kriging of specific gravity measurements determined on sample pulps by ALS Chemex.  As part of the 2012 drilling program, we selected a portion of the samples (207 samples) to undergo core density measurements in addition to the usual pulp specific gravity measurements to assess the impact of porosity on the density. A further 204 samples were collected for specific gravity and density measurements as part of the 2013 underground drilling program to increase the comparative dataset.  The results of the comparison indicate that the core density is on average the same as the pulp specific gravity within the siliceous zone and 3% lower on average for all other rock types.  Bulk density estimates in the final model were determined by simply factoring down pulp specific gravity estimates by 3% in all lithologies except in the intensely silicified conglomerate.

Grade estimates and models were validated by: undertaking global grade comparisons with the input drillhole composites; visual validation of block model cross sections; grade trend plots; and comparing the results of the model to the bulk sample cross cuts.

The resource classification definitions (Measured, Indicated, Inferred) used for this estimate are those published by the Canadian Institute of Mining, Metallurgy and Petroleum in their document “CIM Definition Standards”.

In order to identify those blocks in the block model that could reasonably be considered as a Mineral Resource, the block model was filtered by a cut-off grade of 5 g/t AuEq. The gold-equivalent calculation used is: AuEq = Au + (Ag/53). These blocks were then used as a guide to develop a set of wireframes defining coherent zones of mineralization which were classified as Measured, Indicated or Inferred and reported (Table 1 and Table 2).

Classification was applied based on geological confidence, data quality and grade variability.  Areas classified as Measured Resources at West Zone are within the well-informed portion where the resource is informed by 5 m by 5 m or 5 m by 10 m spaced drilling.  Measured Resources within VOK are informed by 5 m by 10 m to 10 m by 10 m underground fan drilling and restricted to the vicinity of the underground bulk sample.

Areas classified as Indicated Resources are informed by drilling on a 20 m by 20 m to 20 m by 40 m grid within West Zone and VOK.  In addition, some blocks at the edge of the areas with 20 m by 20 m to 20 m by 40 m drilling, were downgraded to Inferred where the high grades appear to have too much influence.  The remainder of the Mineral Resource is classified as Inferred Resources where there is some drilling information (and within around 100 m of drilling) and the blocks occur within the mineralized interpretation.

Areas where there is no informing data and/or the lower grade material is outside of the mineralized interpretation are not classified as a part of the Mineral Resource.

The author of the Brucejack Report, Ivor W.O. Jones, M.Sc., CP, FAusIMM, is not aware of any permitting, legal, title, taxation, socio-economic, and marketing or political issues that could materially affect the Mineral Resource estimates.

Resource Reporting

The Mineral Resources are reported above a cut-off grade of 5 g/t gold equivalent (AuEq) which reflects the potential economics of a high grade underground mining scenario.  The AuEq value for each block is consistent with the November 2012 Mineral Resource.  In that evaluation, the AuEq value was calculated according to the formula (AuEq = Au + Ag/53) based upon prices of $US1,590/oz and $US30/oz for gold and silver respectively.  Recoveries for gold and silver are assumed to be similar.

High grade Mineral Resources for the VOK and the West Zone are summarized in Table 1 and Table 2 respectively (below).

Table 1
VOK Mineral Resource estimate based on a cut-off grade of 5 g/t AuEq – December 2013(1)(4)(5)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (Moz)	Silver (Moz)
Measured	2.0	19.3	14.4	1.2	0.9
Indicated	13.4	17.4	14.3	7.5	6.1
M + I	15.3	17.6	14.3	8.7	7.0
Inferred(2)	5.9	25.6	20.6	4.9	3.9

(1)
Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The Mineral Resources in this AIF were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(2)
The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category.

(3)	Contained metal and tonnes figures in totals may differ due to rounding.

(4)
The Mineral Resource estimate stated in Table 1 and Table 2 is defined using 5 m by 5 by 5 m blocks in the well drilled portion of West Zone (5 m by 10 m drilling or better) and 10 m by 10 m by 10 m blocks in the remainder of West Zone and in VOK.

(5)	The gold equivalent value is defined as AuEq = Au + Ag/53.

Table 2
West Zone Mineral Resource estimate based on a cut-off grade of 5 g/t AuEq – April 2012 (1)(4)(5)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (Moz)	Silver (Moz)
Measured	2.4	5.85	347	0.5	26.8
Indicated	2.5	5.86	190	0.5	15.1
M+I	4.9	5.85	267	0.9	41.9
Inferred(2)	4.0	6.44	82	0.8	10.6

(1), (2), (3), (4) and (5) - See footnotes to Table 1.

Mineral Reserve Estimates

Information in this section has been excerpted from our Feasibility Study which was based on our Mineral Resource estimate announced on November 20, 2012.  A revised Mineral Reserve will be completed in 2014 based on the December 2013 Mineral Resource and using revised economic parameters.

A net smelter return (NSR) cut-off grade of $180/t of ore was used to define the Mineral Reserves (as used in previous studies).

The NSR for each block in the resource model was calculated as the payable revenue for gold and silver less the costs of refining, concentrate treatment, transportation and insurance.  The metal price assumptions used were US$1,350/oz gold and US$22/oz silver.

Table 3 shows the dilution and recovery factors used in the Mineral Reserve estimation.

Table 3
Dilution factors and recovery factors by type of excavation

Type Of Excavation	Dilution Factor* (%)	Recovery Factor* (%)
Primary Stopes	6.8	97.5
Secondary Stopes	15.2	92.5
Sill Pillar Stopes**	15.2	75.0
Ore Cross-Cuts	4.0	100.0
Production Slashing	7.5	100.0
Notes:	*Expressed on a weight basis.
**Includes stope ore to 30 m beneath the surface crown pillar.

The Mineral Reserves were delineated in an orebody consisting of numerous independent lenses in the VOK Zone and two distinct lenses in the West Zone (Table 4).

Table 4
Brucejack Mineral Reserves (2013)*, by Zone and by Reserve Category

Zone		Ore tonnes (Mt)	Grade		Metal
			Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)
VOK Zone	Proven	-	-	-	-	-
	Probable	15.1	13.6	11	6.6	5.3
	Total	15.1	13.6	11	6.6	5.3
West Zone	Proven	2.0	5.7	309	0.4	19.9
	Probable	1.8	5.8	172	0.3	10.1
	Total	3.8	5.8	243	0.7	30.0
Total Mine	Proven	2.0	5.7	309	0.4	19.9
	Probable	17.0	12.8	28	7.0	15.4
	Total	19.0	12.0	58	7.3	35.3
Notes:	*Rounding of some figures may lead to minor discrepancies in totals.
*Based on Cdn$180/t cut-off grade, US$1,350/oz gold price, US$22/oz silver price, Cdn$/US$ exchange rate = 1.0
*Based on the November 2012 Mineral Resource estimate.

Mining Operations

The Feasibility Study examined the economics of the development of a high-grade gold, underground mine at the Brucejack Project at an assumed processing rate of 2,700 tonnes per day and mine a total of 9.6 million tonnes of ore for the first 10 years at an average mill feed grade of 14.2 grams gold per tonne.

The Feasibility Study is currently being updated to reflect the December 2013 Mineral Resource and is expected to be completed and filed in the first half of 2014.

Exploration and Development

We are currently planning an underground exploration program to access the mineralization at the 1270 meter Level of the Valley of the Kings.  The area of the 1270 meter Level we are planning to target is directly below our development on the 1345 meter Level, and we are planning to drive a ramp from the 1345 meter Level access drive down to the 1270 meter Level.  On completion of the ramp access to the 1270 meter Level, we expect to establish underground drill stations on the 1270 meter Level to support a minimum 15,000 meter infill drill program.  On completion of the infill drill program, we will, time permitting, plan cross-cuts of the 1270 meter Level mineralization.

DIVIDENDS AND DISTRIBUTIONS

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

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of Common Shares, without par value, and an unlimited number of Preferred Shares, without par value, issuable in series.  108,476,377 Common Shares and no Preferred Shares were issued and outstanding as at the date of this AIF.

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

MARKET FOR SECURITIES

Trading Price and Volume

Our Common Shares trade on the TSX and the NYSE under the symbol “PVG”.  Our Common Shares commenced trading on the TSX on December 21, 2010 and on the NYSE on January 12, 2012.

The following table sets out the price ranges (high, low and close) and trading volume of our Common Shares as quoted on the TSX for each month our most recently completed financial year:

Period	High ($)	Low ($)	Close ($)	Volume (Shares)
December 2013	6.58	5.10	6.19	9,451,796
November 2013	6.08	2.83	5.83	17,165,810
October 2013	7.68	3.13	7.21	24,759,483
September 2013	9.24	6.75	9.06	7,992,372
August 2013	10.67	7.45	10.22	8,735,918
July 2013	9.12	6.66	9.03	5,566,387
June 2013	9.26	5.94	9.04	7,197,154

Period	High ($)	Low ($)	Close ($)	Volume (Shares)
May 2013	8.80	6.40	8.56	6,002,535
April 2013	8.10	5.53	7.84	9,563,273
March 2013	8.95	7.11	8.31	7,023,627
February 2013	11.33	7.75	11.22	7,266,881
January 2013	13.55	11.05	13.18	5,389,108

The closing price of the Common Shares on the TSX and the NYSE on March 28, 2014, the last trading day before the date hereof, was $6.69 and US$6.07 per Common Share, respectively.

Prior Sales

Except with respect to stock options issued under the Company’s stock option plan as set out in the table below, the Company did not issue any securities in our most recent financial year that are of a class that is not listed or quoted for trading on a marketplace.

Date Granted	Number	Exercise Price
March 5, 2013	15,000	7.56
May 17, 2013	150,000	6.40
August 1, 2013	90,000	8.38
September 27, 2013	25,000	7.20
December 17, 2013	1,335,000	5.85

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

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

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since	Number of Common Shares
Robert A. Quartermain British Columbia, Canada	President and Chief Executive Officer and Director
President and Chief Executive Officer of the Company from October 2010 to present.

Retired from January 2010 to October 2010.

Chief Executive Officer of Silver Standard from January 1985 to January 2010.
			October 22, 2010	2,853,353 Common Shares

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since	Number of Common Shares
Joseph J. Ovsenek British Columbia, Canada	Executive Vice President, Chief Development Officer and Director
Executive Vice President and Chief Development Officer of the Company from March 2014 to present.

Vice President, Chief Development Officer of the Company from January 2011 to March 2014.

Senior Vice President, Corporate Development of Silver Standard from September 2009 to January 2011.

Senior Vice President, Corporate of Silver Standard from February 2003 to September 2009.
			December 21, 2010	125,575 Common Shares
Christopher Noel Dunn(1)(2) Massachusetts, USA	Director
Managing Partner of Ero Resource Partners LLC from February 2014 to present.

Managing Director of Liberty Mining & Metals, a subsidiary of Liberty Mutual Investments from September 2011 to December 2013.

Partner of Niantic Advisors LLC from April 2009 to October 2011.

Managing Director of JP Morgan from May 2008 to February 2009.
			October 22, 2010	100,000 Common Shares
Ross Mitchell(1)(2) British Columbia, Canada	Director	Retired from July, 2007 to present. Vice President, Finance of Silver Standard from January 1996 to July 2007.	October 22, 2010	105,000 Common Shares
Tom S.Q. Yip(1) Colorado, USA	Director	Chief Financial Officer of International Tower Hill Mines Ltd. from September 2011 to present. Vice President, Finance and Chief Financial Officer of Silver Standard from July 2007 to August 2011.	February 15, 2011	55,000 Common Shares

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since	Number of Common Shares
George Paspalas(2) British Columbia, Canada	Director
President and Chief Executive Officer of MAG Silver Corp. from October 2013 to current.

President and Chief Executive Officer of Aurizon Mines Ltd from August 2011 to June 2013.

Chief Operating Officer of Silver Standard Resources Inc. from June 2007 to December 2011.
			May 10, 2013	8,000 Common Shares
Peter J.A. de Visser British Columbia, Canada	Chief Financial Officer	Chief Financial Officer of the Company from October 2010 to present. Partner of DeVisser Gray LLP Chartered Accountants from 1987 to December 2011.	N/A	56,000 Common Shares
Kenneth McNaughton British Columbia, Canada	Vice President, Chief Exploration Officer	Vice President, Chief Exploration Officer of the Company from January 2011 to present. Vice President, Exploration of Silver Standard from July 1991 to January 2011.	N/A	510,500 Common Shares
Ian I Chang British Columbia, Canada	Vice President, Project Development	Vice President, Project Development for the Company, from April 2011 to present. Project Director and Head of Project Management for Fluor Canada Limited from February 2008 to April 2011.	N/A	2,553 Common Shares
Michelle Romero British Columbia, Canada	Vice President Corporate Relations
Vice President, Corporate Relations for the Company from August 2013 to present.

Director, Corporate Relations for the Company from February 2011 to August 2013.

Director, Investor Relations of Silver Standard from June 2004 to February 2011.
			N/A	36,300 Common Shares

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since	Number of Common Shares
James Currie British Columbia, Canada	Vice President Chief Operating Officer
Vice President, Chief Operating Officer of the Company from March 2014 to present.

Chief Operating Officer for Elgin Mining Inc. from August 2012 to October, 2013.

Chief Operating Officer for Kimber Resources Inc. from January 2012 to July 2012.

Executive Vice President and Chief Operating Officer for New Gold Inc. from August 2008 to November 2011.
		N/A	Nil
Notes:
(1)	Member of the Audit Committee.
(2)	Member of the Compensation and Corporate Governance Committee.

Shareholdings of Directors and Senior Officers

Our directors and executive officers, as a group, beneficially own, control or direct, directly or indirectly, 3,852,281 Common Shares representing approximately 3.55% of the issued and outstanding Common Shares and hold options to acquire an additional 8,075,000 Common Shares, representing approximately 10.05% of the Common Shares on a fully-diluted basis.

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

Conflicts of Interest

To the best of our knowledge, there are no known existing or potential conflicts of interest between the Company and any of our directors or officers as a result of such individual’s outside business interests at the date hereof. However, certain of our directors and officers are, or may become, directors or officers of other companies with businesses which may conflict with the our business.  Accordingly, conflicts of interest may arise which could influence these individuals in evaluating possible acquisitions or in generally acting on behalf of the Company. Pursuant to the BCBCA, directors are required to act honestly and in good faith with a view to the best interests of the Company. As required under the BCBCA and our Articles:

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

Christopher Noel Dunn is the Managing Partner of Ero Resource Partners LLC.  Mr. Dunn was the Managing Director of Liberty Mining & Metals, a subsidiary of Liberty Mutual Investments, focused on investing in early stage mining companies, from 2011 to 2013.  He was a limited partner of Niantic Partners LLC, a private equity partnership investing in commercial real estate from April 2009 to October 2011.  Prior to these posts, Mr. Dunn was at JP Morgan from May 2008 to February 2009 and at Bear Stearns from May 2001 to May 2008, as a leader of their respective investment banking practices in mining and metals.  From September 1988 to May 1999, Mr. Dunn was a Managing Director of Goldman Sachs, managing a capital underwriting business in London. Mr. Dunn holds a Master of Arts degree from the University of Edinburgh and a Master of Science degree from the University of Durham.

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

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in respect of the last two financial years are as follows:

	2012	2013
Audit Fees(1)	$156,500	$75,000
Audit-Related Fees(2)	$40,500	$40,500
Tax Fees(3)	Nil	Nil
All Other Fees	Nil	Nil

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

The costs, timing and complexities of developing our projects may be greater than anticipated because the majority of such property interests are not located in developed areas, and, as a result, our property interests may not be served by appropriate road access, water and power supply and other support infrastructure. Cost estimates may increase as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. Accordingly, we cannot provide assurance that our activities will result in profitable mining operations at our mineral properties.

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

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) was enacted, representing an overhaul of the framework for regulation of U.S. financial markets.  The Dodd-Frank Act calls for various regulatory agencies, including the SEC and the Commodities Futures Trading Commission, to establish regulations for implementation of many of the provisions of the Dodd-Frank Act.  If we fail to comply with new laws, regulations and standards, regulatory authorities may initiate legal proceedings against us and our business may be harmed.  For example, in December 2011, approved amendments to require companies in the mining industry to disclose in their periodic reports filed with the SEC substantial additional information about safety issues relating to their mining operations.  This heightened scrutiny could generate negative publicity for the mining industry, increase the cost of compliance with mining regulations or result in the passage of new laws and regulations, any of which could negatively affect our business results.  We may also need to incur additional costs and invest additional resources, including management’s time, in order to comply with new regulations and additional reporting and disclosure obligations.

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

The Company is subject to lawsuits that could divert its resources and result in the payment of significant damages and other remedies.

The Company is engaged as a defendant in several class action lawsuits filed by certain shareholders of the Company, as further described below under “Legal Proceedings and Regulatory Actions”. Litigation resulting from these claims could be costly and time-consuming and could divert the attention of management and key personnel from the Company’s business operations. The Company cannot assure that it will succeed in defending any of these claims and that judgments will not be entered against it with respect to the litigation resulting from such claims. If the Company is unsuccessful in its defense of these claims or is unable to settle the claims in manner satisfactory to the Company, the Company may be faced with significant monetary damages or injunctive relief against it that could have a material adverse effect on the Company’s business and financial condition.

We may be subject to claims and legal proceedings that could materially adversely impact our financial position, financial performance and results of operations.

We may be subject to other claims or legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. These matters may result in litigation or unfavorable resolution which could materially adversely impact our financial performance, financial position and results of operations.

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

To the best of our knowledge, Silver Standard holds approximately 17.5% of the Company’s outstanding Common Shares.  For as long as Silver Standard maintains a significant interest in the Company, it may be in a position to affect our governance and operations. Pursuant to the Investor Rights Agreement, Silver Standard is entitled to nominate to serve as members of our Board such number of nominees as is equal to the lesser of (i) one less than the number which constitutes a majority of the Board and (ii) the percentage of the Common Shares held by Silver Standard and securities convertible or exchangeable into Common Shares multiplied by the number of directors comprising the Board (rounded to the nearest whole number of nominees). In addition, Silver Standard may have significant influence over the passage of any resolution of our shareholders (such as would be required, to amend our constating documents or take certain other corporate actions) and may, for all practical purposes, be able to ensure the passages of any such resolution by voting for it or prevent the passage of any such resolution by voting against it. The effect of this influence by Silver Standard may be to limit the price that investors are willing to pay for our Common Shares. In addition, the potential that Silver Standard may sell its Common Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such Common Shares in the public market, could adversely affect the market price of the Common Shares.

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

Generally unfavourable U.S. federal income tax rules apply to U.S. persons owning stock of a passive foreign investment company (a “PFIC”). A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average value (or, if elected, the adjusted tax basis) of its assets are considered “passive assets” (generally, assets that generate passive income). The Company believes that it was a PFIC in 2013. We may be treated as a PFIC for U.S. federal income tax purposes in some or all subsequent years. If we were classified as a PFIC for any taxable year during which you hold our equity securities, any gain recognized on the sale of securities and any excess distributions paid on the securities must be rateably allocated to each day in a U.S. taxpayer’s holding period for the securities and any excess distributions paid on the securities must be rateably allocated to each day in a U.S. taxpayer’s holding period for the securities. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate applicable to ordinary income in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount, calculated as if such tax liability had been due in each such prior year.  Investors should consult their own tax advisors as to the tax consequences of an investment in our securities.

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

The Company is aware of the following legal proceedings:

a) Canadian Class Actions

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action against the Company, Robert Quartermain (a director, the President and the CEO of the Company) and Snowden (the “Wong Action”).

A similar proposed class action was filed by Roksana Tahzibi, a shareholder of the Company, on November 1, 2013 (the “Tahzibi Action”).  The defendants in the Tahzibi Action are the Company, Mr. Quartermain, Joseph Ovsenek (an officer and director of the Company), Kenneth McNaughton (an officer of the Company), Ian Chang (an officer of the Company) and Snowden Mining Industry Consultants Ltd.

The Wong Action and Tahzibi Action (together, the “Ontario Actions”) were filed in the Ontario Superior Court of Justice.

The plaintiffs in the Ontario Actions seek certification of a class action on behalf of a class of persons, wherever they reside, who acquired the Company’s securities commencing on November 22, 2012 (in the case of the Wong Action) or November 20, 2012 (in the case of the Tahzibi Action) and ending on October 22, 2013.

The plaintiffs in the Ontario Actions allege that certain of the Company’s disclosures contained material misrepresentations or omissions regarding Brucejack, including statements with respect to probable mineral reserves and future gold production at Brucejack.  The plaintiffs further allege that until October 22, 2013 the Company failed to disclose alleged reasons provided by Strathcona Mineral Services Ltd. for its resignation as an independent qualified person overseeing the bulk sample program.  According to the plaintiffs in the Ontario Actions, these misrepresentations and omissions are actionable under Ontario’s Securities Act, other provincial securities legislation and the common law.  The Tahzibi Action also includes a claim for unjust enrichment as against Mr. McNaughton.

The Wong Action claims $60 million in general damages.  The Tahzibi Action claims $250 million in general damages.

The plaintiffs in the Ontario Actions have asked for the appointment of a case management judge.  There have been no further steps in the Ontario Actions.

The Company believes that the allegations made against it in Ontario Actions are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome of the Ontario Actions.

b) United States Class Actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against the Company and certain of its officers and directors, alleging that defendants violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Company’s Brucejack Project.  All five actions were filed in the United States District Court for the Southern District of New York.

On January 22, 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552 (PGG).  The Court has appointed as lead plaintiff in the consolidated action a group of shareholders designated as the “Pretium Investor Group,”  which consists of three individuals (Gary Martin, Merton K.W. Chang and Sandra Lee Reyes-Troyer) suing on behalf of a putative class of shareholders who purchased or otherwise acquired the Company’s securities between January 19, 2011 and October 21, 2013.

The Company believes that the allegations made against it in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings.

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

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, having an address at 700 - 250 Howe Street, Vancouver, British Columbia, Canada V6C 3S7.

The transfer agent and registrar for the Common Shares of the Company in Canada is Computershare Investor Services Inc., at its principal offices in Vancouver, British Columbia and Toronto, Ontario.  The transfer agent and registrar for the Common Shares of the Company in the United States is Computershare Trust Company, N.A, at its principal offices in Golden, Colorado.

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

None of such persons, or any director, officer or employee, as applicable, of any such companies or partnerships,  has any interest in any securities or other property of the Company or any of our associates or affiliates or is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any of our associates or affiliates, except for Kenneth C. McNaughton, who is our Vice President and Chief Exploration Officer and who holds 510,500 Common Shares and 1,500,000 options to purchase Common Shares, and Ian I Chang, who is our Vice President Project Development and who holds 2,553 Common Shares and 395,000 options.

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

- A1 -

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

- A2 -

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

- A3 -

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

- A4 -

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

- A5 -

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

- A6 -

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

- A7 -

APPENDIX B
FINANCIAL STATEMENTS OF PRETIUM RESOURCES INC., INCLUDING MANAGEMENT’S REPORT TO SHAREHOLDERS AND THE AUDITORS’ REPORTS

PRETIUM RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2013
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

March 4, 2014

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting under Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. The Securities Exchange Act of 1934 defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (1992).

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013.

PricewaterhouseCoopers LLP, our independent auditors, has issued an audit report on internal control over financial reporting for the Company as of December 31, 2013, which is included herein.

“Robert A. Quartermain”	“Peter de Visser”
Robert A. Quartermain	Peter de Visser
Chief Executive Officer	Chief Financial Officer

March 4, 2014

Independent Auditor’s Report

To the Shareholders of Pretium Resources Inc.

We have completed integrated audits of Pretium Resources Inc.’s December 31, 2013 and December 31, 2012 consolidated financial statements and its internal control over financial reporting as at December 31, 2013. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Pretium Resources Inc., which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012 and the consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Pretium Resources Inc. as at December 31, 2013 and December 31, 2012 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Pretium Resources Inc.’s internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting.

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

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

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

Opinion
In our opinion, Pretium Resources Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by COSO.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, British Columbia
March 4, 2014

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

		Year ended December 31,
	Note	2013	2012

ASSETS

Current assets
Cash and cash equivalents		$11,575,090	$28,991,606
Receivables and other		8,029,053	16,511,519
		19,604,143	45,503,125

Non-current assets
Restricted cash	6	1,208,000	1,139,000
Property, plant and equipment	9	8,658,520	4,670,846
Mineral interests	6	696,790,071	596,158,842
		706,656,591	601,968,688

Total Assets		$726,260,734	$647,471,813

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		$8,385,603	$15,437,434

Non-current liabilities
Decommissioning and restoration provision		1,900,013	1,179,537
Deferred income tax	12	17,936,121	9,600,910
		28,221,737	26,217,881

EQUITY

Share capital	7	707,547,196	623,469,609
Share based payment reserve	7	53,820,248	44,529,084
Deficit		(63,328,447)	(46,744,761)
		698,038,997	621,253,932

Total Equity and Liabilities		$726,260,734	$647,471,813

Contingencies	13
Subsequent event	14

These consolidated financial statements were authorized for issue by the Board of Directors on March 4, 2014.

On behalf of the Board:
“Ross A. Mitchell”	“C. Noel Dunn”
Ross A. Mitchell (Chairman of Audit Committee)	C. Noel Dunn (Director)

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

		Year ended December 31,
	Note	2013	2012

EXPENSES

Amortization		$66,133	$223,112
Consulting		65,008	90,995
General and administrative		871,696	775,731
Insurance		305,931	308,225
Investor relations		884,249	917,160
Listing fees		559,716	763,784
Professional fees		386,711	494,804
Salaries		1,715,595	2,034,312
Share-based compensation	7	5,431,093	7,106,725
Travel and accommodation		250,574	236,025

Loss before other items		10,536,706	12,950,873

OTHER ITEMS

Accretion of decommissioning and restoration provision		30,664	15,305
Interest income		(460,142)	(589,806)

Loss before tax		10,107,228	12,376,372

Deferred income tax expense	12	6,476,458	2,866,652

Net loss and comprehensive loss for the year		$16,583,686	$15,243,024

Basic and diluted loss per common share		$0.16	$0.17

Weighted average number of common shares outstanding		101,104,575	91,944,956

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

		Year ended December 31,
	Note	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year		$(16,583,686)	$(15,243,024)
Items not affecting cash:
Accretion of decommissioning and restoration provision		30,664	15,305
Amortization		66,133	223,112
Deferred income tax expense	12	6,476,458	2,866,652
Share-based compensation	7	5,431,093	7,106,725
Changes in non-cash working capital items:
Receivables and other		288,864	51,613
Due from Silver Standard Resources Inc.		-	501,989
Accounts payable and accrued liabilities		(824,119)	(782,148)

Net cash used in operating activities		(5,114,593)	(5,259,776)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued, net	7	85,936,340	117,216,301
Proceeds from exercise of stock options	7	-	128,641

Net cash generated by financing activities		85,936,340	117,344,942

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral interests	6	(92,718,243)	(95,880,953)
Purchase of property, plant and equipment	9	(5,451,020)	(2,899,585)
Restricted cash	6	(69,000)	(760,245)

Net cash used in investing activities		(98,238,263)	(99,540,783)

Change in cash and cash equivalents for the year		(17,416,516)	12,544,383

Cash and cash equivalents, beginning of year		28,991,606	16,447,223

Cash and cash equivalents, end of year		$11,575,090	$28,991,606

See also Note 10.

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)

	Note	Number of common shares	Amount	Share-based payments reserve	Deficit	Total

Balance – December 31, 2011		86,860,086	$511,262,747	$30,747,469	$(31,501,737)	$510,508,479

Shares issued under flow-through agreement	7	2,400,000	36,837,000	-	-	36,837,000

Shares issued under prospectus	7	5,554,500	80,540,250	-	-	80,540,250

Share issue costs	7	-	(7,148,948)	-	-	(7,148,948)

Deferred income tax on share issuance costs		-	1,787,213	-	-	1,787,213

Value assigned to options vested	7	-		13,844,321	-	13,844,321

Shares issued upon exercise of options, for cash	7	13,050	128,641	-	-	128,641

Transfer from contributed surplus on exercise of options		-	62,706	(62,706)	-	-

Net loss and Comprehensive loss for the period		-	-	-	(15,243,024)	(15,243,024)

Balance – December 31, 2012		94,827,636	$623,469,609	$44,529,084	$(46,744,761)	$621,253,932

Shares issued under flow through- arrangement	7	3,374,550	35,914,742	-	-	35,914,742

Shares issued under private placement	7	6,849,864	49,999,993	-	-	49,999,993

Share issue costs	7	-	(2,487,063)	-	-	(2,487,063)

Deferred income tax on share issuance costs		-	649,915	-	-	649,915

Value assigned to options vested	7	-	-	9,291,164	-	9,291,164

Net loss and comprehensive loss for the period		-	-	-	(16,583,686)	(16,583,686)

Balance – December 31, 2013		105,051,050	$707,547,196	$53,820,248	$(63,328,447)	$698,038,997

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Pretium Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010. The address of the Company’s registered office is 1600 – 570 Granville St., Vancouver, BC, V6C 3P1.

The Company owns the Brucejack and Snowfield Projects (the “Projects”) located in Northwest British Columbia, Canada. The Company is in the process of advancing the Brucejack Project, which has been determined to contain economically recoverable mineral reserves as communicated through our National Instrument 43-101 compliant “Feasibility Study and Technical report for the Brucejack Project” and exploring the Snowfield Project. The Company’s continuing operations and the underlying value and recoverability of the amount shown for the mineral interests are entirely dependent upon the existence of economically recoverable mineral reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the Projects, the ability to obtain the necessary permits to mine, and on future profitable production or proceeds from the disposition of the Projects.

2.	BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

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

Financial instruments

Financial assets

All financial assets are recognized or derecognized on the trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned, and are initially measured at fair value plus transaction costs. Financial assets held are cash and cash equivalents, receivables and restricted cash. These financial assets have fixed or determinable payments that are not quoted in an active market and accordingly are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Interest income is recognized by applying the effective interest rate, except for short-term receivables, when the recognition of interest would be immaterial.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Financial liabilities

The Company has the following financial liabilities: accounts payable and accrued liabilities. Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting year. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been adversely impacted.

For all financial assets, objective evidence of impairment could include:
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

Once the technical feasibility and commercial viability of the extraction of mineral reserves or resources from a particular mineral property has been determined, expenditures are reclassified to development assets within property, plant and equipment and are carried at cost until the properties to which the expenditures relate are sold, abandoned or determined by management to be impaired in value.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as:

•	The extent to which mineral reserves or mineral resources as defined in National Instrument 43-101 have been identified through a feasibility study or similar document;
•	The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;
•	The status of environmental permits, and
•	The status of mining leases or permits.

Exploration and evaluation assets are tested for impairment immediately prior to reclassification to development assets.

Impairment of non-financial assets

At the end of each reporting year, and when relevant triggering events and circumstances occur, the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and the value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the year. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. A cash-generating unit is determined as the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

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

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Income taxes

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

Decommissioning and restoration provision

An obligation to incur decommissioning and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs are estimated and discounted to their net present value and capitalized to the carrying amount of the related asset along with the recording of a corresponding liability, as soon as the obligation to incur such costs arises. Discount rates using a pre-tax rate that reflect risks specific to the asset are used to calculate the net present value. The liability is adjusted each year for the unwinding of the discount rate, changes to the current market-based discount rate, and for the amount or timing of the underlying cash flows needed to settle the obligation.

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

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Flow-through shares

The issuance of flow-through common shares results in the tax deductibility of the qualifying resource expenditures funded from the proceeds of the sale of such shares being transferred to the purchasers of the shares. Under IFRS, on the issuance of such shares, the Company bifurcates the flow-through shares into: a flow-through share premium, equal to the estimated premium that investors pay for the flow-through feature, which is recognized as a liability, and share capital. As the related exploration expenditures are incurred, the Company derecognizes the premium liability and recognizes a related income tax recovery.

Share-based payment transactions

The Company’s share purchase option plan allows employees and consultants to acquire shares of the Company. The fair value of share purchase options granted is recognized as an expense with a corresponding increase in share-based payments reserve in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

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

The Company considers both external and internal sources of information in assessing whether there are any indicators that mineral interests are impaired. External sources of information include changes in the market, and the economic and legal environment in which the Company operates. Internal sources of information include the manner in which mineral interests are being used or are expected to be used. Management has assessed impairment indicators on the Company’s mineral interests and has concluded that no impairment indicators existed as of December 31, 2013.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

5.	NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

New standards, amendments and interpretations to existing standards adopted by the Company

The following revised standard is effective for annual years beginning on or after January 1, 2014 with earlier application permitted. The Company has assessed the impact of this standard and has determined that it would not have a material impact on the Company.

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

There are no other IFRS’s or IFRIC interpretations that are not yet effective that are expected to have a material impact on the Company.

6.	MINERAL INTERESTS

The Company’s mineral interests consist of gold/copper/silver exploration projects located in northwest British Columbia.

	Year ended December 31, 2013
	Brucejack	Snowfield	Total

Acquisition
Balance, beginning of year	$142,949,319	$309,067,638	$452,016,957
Additions in the year	160,591	-	160,591
Balance, end of year	$143,109,910	$309,067,638	$452,177,548

Exploration
Balance, beginning of year	$143,602,828	$539,057	$144,141,885
Costs incurred in the year
Project	72,550,481	-	72,550,481
Feasibility	9,997,091	883,389	10,880,480
Road infrastructure	12,122,368	-	12,122,368
Salaries, benefits, & other	12,720,617	-	12,720,617
Recoveries	(7,803,308)	-	(7,803,308)
Balance, end of year	$243,190,077	$1,422,446	$244,612,523
Balance, December 31, 2013	$386,299,987	$310,490,084	$696,790,071

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

6.	MINERAL INTERESTS (Cont’d)

	Year ended December 31, 2012
	Brucejack	Snowfield	Total

Acquisition
Balance, beginning of year	$142,888,167	$309,064,110	$451,952,277
Additions in the year	61,152	3,528	64,680
Balance, end of year	$142,949,319	$309,067,638	$452,016,957

Exploration
Balance, beginning of year	$38,531,290	$278,902	$38,810,192
Costs incurred in the year
Project	73,499,033	-	73,499,033
Feasibility	8,472,876	270,381	8,743,257
Road infrastructure	22,214,796	-	22,214,796
Salaries, benefits, & other	9,778,833	(10,226)	9,768,607
Recoveries	(8,894,000)	-	(8,894,000)
Balance, end of year	$143,602,828	$539,057	$144,141,885
Balance, December 31, 2012	$286,552,147	$309,606,695	$596,158,842

Recoveries consist entirely of BC Mineral Exploration Tax Credits receivable from the Government of Canada.

Snowfield and Brucejack Projects

In relation to the Brucejack Project, the Company has $1,208,000 of restricted cash which includes $889,000 in the form of Guaranteed Investment Certificates (“GIC’s”) as security deposits with various government agencies in relation to close down and restoration provisions for the Projects.

The Brucejack Project is subject to a 1.2% net smelter returns royalty on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

7.	CAPITAL AND RESERVES

Authorized Share Capital

At December 31, 2013, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

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

On February 15, 2013, the Company closed a private placement of 361,300 Investment Tax Credit flow-through common shares at a price of $13.84 per flow-through share and 1,287,250 Canadian Exploration Expense flow-through common shares at a price of $12.43 per flow-through share for aggregate proceeds of $21,000,910. The Company bifurcated the gross proceeds between share capital of $19,337,492 (before share issue costs of $1,477,429) and flow-through share premium of $1,663,418.
On April 26, 2013, the Company closed a private placement of 5,780,346 common shares at a price of $6.92 per common share for gross proceeds of approximately $40 million.

On September 5, 2013, the Company closed a private placement of 1,725,000 flow-through common shares at a price of $10.10 per flow-through share for gross proceeds of $17,422,500. The Company bifurcated the gross proceeds between share capital of $16,577,250 (before share issue costs of $957,476) and flow through share premium of $845,250.

On September 6, 2013, the Company closed a private placement of 1,069,518 common shares at a price of $9.35 per common share for gross proceeds of approximately $10 million.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
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

Continuity of share purchase options for the year ended December 31, 2013 is as follows:

Expiry date	Exercise price ($)	December 31, 2012	Granted	Exercised /Forfeited	December 31, 2013	Exercisable
December 21, 2015	6.00	2,725,000	-	(150,000)	2,575,000	2,575,000
January 28, 2016	6.10	1,575,000	-	-	1,575,000	1,575,000
February 10, 2016	8.73	100,000	-	(50,000)	50,000	50,000
March 16, 2016	11.01	645,000	-	-	645,000	645,000
August 11, 2016	9.55	113,750	-	-	113,750	113,750
November 2, 2016	9.73	275,000	-	-	275,000	275,000
December 15, 2016	11.78	1,433,200	-	(55,000)	1,378,200	1,378,200
January 24, 2017	16.40	115,000	-	-	115,000	115,000
March 8, 2017	17.46	10,000	-	-	10,000	10,000
April 6, 2017	14.67	20,000	-	-	20,000	20,000
May 10, 2017	13.50	10,000	-	-	10,000	10,000
May 14, 2017	14.71	75,000	-	-	75,000	75,000
July 19, 2017	13.54	100,000	-	-	100,000	75,000
December 12, 2017	13.70	1,345,000	-	(60,000)	1,285,000	963,750
March 5, 2018	7.56	-	35,000	(20,000)	15,000	7,500
May 17, 2018	6.40	-	150,000	-	150,000	75,000
August 1, 2018	8.64	-	90,000	-	90,000	22,500
September 27, 2018	7.20	-	25,000	-	25,000	6,250
December 17, 2018	5.85	-	1,335,000		1,335,000	333,750
		8,541,950	1,635,000	(335,000)	9,841,950	8,325,700

Weighted average exercise price		$9.13	$6.11	$8.83	$8.63	$8.78
Weighted average remaining contractual life (years)					2.96

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

7.	CAPITAL AND RESERVES (Cont’d)

Continuity of share purchase options for the year ended December 31, 2012 is as follows:

Expiry date	Exercise price ($)	December 31, 2011	Granted	Exercised /Forfeited	December 31, 2012	Exercisable
December 21, 2015	6.00	2,725,000	-	-	2,725,000	2,725,000
January 28, 2016	6.10	1,575,000	-	-	1,575,000	1,575,000
February 10, 2016	8.73	100,000	-	-	100,000	100,000
March 16, 2016	11.01	645,000	-	-	645,000	645,000
August 11, 2016	9.55	125,000	-	(11,250)	113,750	82,500
November 2, 2016	9.73	275,000	-	-	275,000	206,250
December 15, 2016	11.78	1,435,000	-	(1,800)	1,433,200	1,074,450
January 24, 2017	16.40	-	115,000	-	115,000	57,500
March 8, 2017	17.46	-	10,000	-	10,000	5,000
April 6, 2017	14.67	-	20,000	-	20,000	10,000
May 10, 2017	13.50	-	10,000	-	10,000	5,000
May 14, 2017	14.71	-	75,000	-	75,000	37,500
July 19, 2017	13.54	-	100,000	-	100,000	25,000
December 12, 2017	13.70	-	1,345,000	-	1,345,000	336,250
		6,880,000	1,675,000	(13,050)	8,541,950	6,884,450

Weighted average exercise price		$7.95	$13.95	$9.86	$9.13	$8.15
Weighted average remaining contractual life (years)					3.58

The total stock option expense for the year ended December 31, 2013 was $9,291,164 (2012 - $13,844,321) of which $5,431,093 (2012 - $7,106,725) has been expensed in the statement of loss and $3,860,071 (2012 - $6,737,596) has been capitalized to mineral interests.

The following are the weighted average assumptions employed to estimate the fair value of options granted for the year ended December 31, 2013 and year ended December 31, 2012 using the Black-Scholes option pricing model:
	2013	2012
Risk-free interest rate	1.48%	1.25%
Expected volatility	58.4%	66.5%
Expected life	5 years	5 years
Expected dividend yield	Nil	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

8.	RELATED PARTIES

Transactions with directors and key management personnel

Directors and key management compensation:
	For the year ended December 31, 2013	For the year ended December 31, 2012
Salaries and management fees	$1,727,071	$2,156,691
Share-based compensation	4,477,486	7,641,539
Total Management Compensation	$6,204,557	$9,798,230

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

Subsidiaries

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Pretium Exploration Inc.	British Columbia, Canada	100%	Holds interest in the Brucejack and Snowfield projects
0890696 BC Ltd.	British Columbia, Canada	100%	Holds real estate in Stewart, British Columbia

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

9.	PROPERTY, PLANT AND EQUIPMENT

	Cost
	December 31			December 31
	2012	Additions	Disposals	2013
Building	$297,297	$-	$-	$297,297
Camp infrastructure	358,903	-	-	358,903
Computer hardware	179,705	73,895	-	253,600
Computer software	430,174	114,741	-	544,915
Exploration equipment	4,693,502	5,262,382	-	9,955,884
Office equipment	95,627	-	-	95,627
Total	$6,055,208	$5,451,018	$-	$11,506,226

	Accumulated Amortization
	December 31			December 31
	2012	Amortization	Disposals	2013
Building	$14,571	$11,140	$-	$25,711
Camp infrastructure	31,932	31,491	-	63,423
Computer hardware	97,297	60,767	-	158,064
Computer software	290,946	141,702	-	432,648
Exploration equipment	921,406	1,205,739	-	2,127,145
Office equipment	28,210	12,505	-	40,715
Total	$1,384,362	$1,463,344	$-	$2,847,706

Net book value at December 31, 2013	$8,658,520

During the year ended December 31, 2013, $66,133 of amortization was recognized in the statement of loss and $1,397,213 was capitalized within mineral interests.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

9.	PROPERTY, PLANT AND EQUIPMENT (Cont’d)

	Cost
	December 31			December 31
	2011	Additions	Disposals	2012
Building	$297,297	$-	$-	$297,297
Camp infrastructure	250,000	108,903	-	358,903
Computer hardware	129,829	49,876	-	179,705
Computer software	207,728	222,446	-	430,174
Exploration equipment	2,175,142	2,518,360	-	4,693,502
Office equipment	95,627	-	-	95,627
Total	$3,155,623	$2,899,585	$-	$6,055,208

	Accumulated Amortization
	December 31			December 31
	2011	Amortization	Disposals	2012
Building	$2,973	$11,598	$-	$14,571
Camp infrastructure	2,083	29,849	-	31,932
Computer hardware	42,394	54,903	-	97,297
Computer software	115,398	175,548	-	290,946
Exploration equipment	204,047	717,359	-	921,406
Office equipment	12,857	15,353	-	28,210
Total	$379,752	$1,004,610	$-	$1,384,362

Net book value at December 31, 2013	$4,670,846

During the year ended December 31, 2012, $206,077 of amortization was recognized in the statement of loss and $798,533 was capitalized within mineral interests.

10.	SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended December 31, 2013	Year ended December 31, 2012
Net change in non-cash working capital items and other
Taxes receivable	$8,193,602	$(9,399,128)
Trade accounts payable	(6,227,712)	10,805,349
	$1,965,890	$1,406,221

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

11.	FINANCIAL RISK MANAGEMENT

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

(b) Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and restricted cash. The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents with high-credit quality financial institutions.

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

If the average interest rate for the years ended December 31, 2013 and December 31, 2012 had increased/decreased by 1%, the effect on the Company would have been immaterial.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

11.	FINANCIAL RISK MANAGEMENT (Cont’d)

(e)	Capital management

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

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets to facilitate the management of its capital requirements. The Company prepares annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. As at December 31, 2013 and December 31 2012, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements. The Company has sufficient funds to meet its current operating and exploration and development obligations.

(f)	Fair value

The carrying value of the Company’s financial assets and liabilities approximate their fair value.

12.	TAXATION

(a)	Deferred income tax liability

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax assets (liabilities) as follows:

	December 31, 2013	December 31, 2012
Tax loss carry forwards	$11,690,021	$3,193,230
Financing costs	2,015,274	1,980,289
Other	2,556,566	434,132
Mineral interests	(34,197,982)	(15,208,561)
Deferred income tax liability	$(17,936,121)	$(9,600,910)

The Company has tax losses in Canada of approximately $44,962,000 (2012 - $12,773,000) expiring in various amounts from 2030 to 2033. The Company also has investment tax credits totaling approximately $7,260,000 (2012 - $5,841,000).

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

12.	TAXATION (Cont’d)

(b)	Income tax expense

The Company’s tax expense is comprised of the following:

	Year ended December 31, 2013	Year ended December 31, 2012
Current tax expense	$-	$-
Deferred tax expense	6,476,458	2,866,652
Deferred income tax expense	$6,476,458	$2,866,652

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 26% (2012 – 25%) as follows:

	Year ended December 31, 2013	Year ended December 31, 2012
Expected tax recovery	$(2,447,632)	$(3,094,093)
Share-based compensation and other items	1,597,651	1,992,495
Flow-through shares	9,835,107	10,956,250
Flow-through share premium	(2,508,668)	(6,988,000)
Income tax expense	$6,476,458	$2,866,652

13.	CONTINGENCIES

a) Canadian Class Actions

On October 29, 2013, David Wong, a shareholder of the company, filed a proposed class action against the Company, Robert Quartermain (a director, the President and the CEO of the Company) and Snowden Mining Industry Consultants Ltd. (the “Wong Action”).

A similar proposed class action was filed by Roksana Tahzibi, a shareholder of the Company, on November 1, 2013 (the “Tahzibi Action”). The defendants in the Tahzibi Action are the Company, Mr. Quartermain, Joseph Ovsenek (an officer and director of the Company), Kenneth McNaughton (an officer of the Company), Ian Chang (an officer of the Company) and Snowden Mining Industry Consultants Ltd.

The Wong Action and Tahzibi Action (together, the “Ontario Actions”) were filed in the Ontario Superior Court of Justice.

The plaintiffs in the Ontario Actions seek certification of a class action on behalf of a class of persons, wherever they reside, who acquired the Company’s securities commencing on November 22, 2012 (in the case of the Wong Action) or November 20, 2012 (in the case of the Tahzibi Action) and ending on October 22, 2013.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

13.	CONTINGENCIES (Cont’d)

The plaintiffs in the Ontario Actions allege that certain of the Company’s disclosures contained material misrepresentations or omissions regarding Brucejack, including statements with respect to probable mineral reserves and future gold production at Brucejack. The plaintiffs further allege that until October 22, 2013 the Company failed to disclose alleged reasons provided by Strathcona Mineral Services Ltd. for its resignation as an independent qualified person overseeing the bulk sample program. According to the plaintiffs in the Ontario Actions, these misrepresentations and omissions are actionable under Ontario’s Securities Act, other provincial securities legislation and the common law. The Tahzibi Action also includes a claim for unjust enrichment as against Mr. McNaughton.

The Wong Action claims $60 million in general damages. The Tahzibi Action claims $250 million in general damages. The plaintiffs in the Ontario Actions have asked for the appointment of a case management judge. There have been no further steps in the Ontario Actions.

The Company believes that the allegations made against it in Ontario Actions are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome of the Ontario Actions.

b) United States Class Actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against the Company and certain of its officers and directors, alleging that defendants violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Company’s Brucejack Project. All five actions were filed in the United States District Court for the Southern District of New York.

On January 22, 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552 (PGG). The Court has appointed as lead plaintiff in the consolidated action a group of shareholders designated as the “Pretium Investor Group,” which consists of three individuals (Gary Martin, Merton K.W. Chang and Sandra Lee Reyes-Troyer) suing on behalf of a putative class of shareholders who purchased or otherwise acquired the Company’s securities between January 19, 2011 and October 21, 2013

The Company believes that the allegations made against it in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings.

14.	SUBSEQUENT EVENT

On February 20, 2014, the Company announced that it had negotiated a private placement of 568,182 Investment Tax Credit flow-through common shares at a price of $8.80 per flow-through share and 1,863,355 Canadian Exploration Expense flow-through common shares at a price of $8.05 per flow-through share for aggregate proceeds of $20 million. The agents were granted an option to purchase, or arrange for substituted purchases, for up to 745,342 additional Canadian Exploration Expense flow-through common shares at the issue price at any point up until 14 days following the closing. The private placement is scheduled to close on or about March 6, 2014.

APPENDIX C
MANAGEMENT’S DISCUSSION AND ANALYSIS

PRETIUM RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2013

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of Pretium Resources Inc. (“Pretivm”, “we” or “us”) for the year ended December 31, 2013, as publicly filed on the System for Electronic Document Analysis and Retrieval (SEDAR) website. All dollar amounts are expressed in Canadian Dollars unless otherwise specified.

We have prepared the audited consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A is prepared as of March 4, 2014 and includes certain statements that may be deemed “forward-looking statements”. We direct investors to the section “Risks and Uncertainties” and “Statement on forward-looking information” included within this MD&A.

Additional information relating to us, including our Annual Information Form and Form 40-F, is available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

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

4th Quarter Highlights and Significant Events

•
On October 3, 2013, we announced as part of the Valley of the Kings Bulk Sample Program (the “Program”) that, amongst other things, processing of the bulk sample had commenced at a custom mill located in Montana.

•	On October 9, 2013, we announced the withdrawal of Strathcona Mineral Services Ltd. (“Strathcona”) from the Program.

•
On October 22, 2013, we announced, amongst other things, that the 426585E cross-cut contained 281 ounces of gold and 532 ounces of silver based on preliminary results from the processing of the 10,000 tonne bulk sample and reasons for Strathcona’s withdrawal from the Program.

•
On October 10 and 24, 2013, we announced continued underground exploration with raises on the Cleopatra Structure and 615L drift and additional drill results from Program drilling and the underground exploration program at the Valley of the Kings with a combined total of 19 intersections grading greater than 1,000 grams gold per tonne.

1

•
On October 30, 2013, we announced, amongst other things, additional drill results from the underground exploration program at the Valley of the Kings, that the bulk sample processing was on track and that final mill results would be available after all testwork had been completed.

•
On November 22, 2013, we announced production of 4,215 ounces of gold from the 8,090 dry tonnes of excavated Program material processed to date, surpassing the target of 4,000 ounces of gold projected to be produced from the entire 10,000 tonnes of excavated material.

•
On December 2, 2013, we announced the remaining assay results from underground exploration drilling in the Valley of the Kings, including 8 intersections grading greater than 1,000 grams per tonne gold uncut from 6,164 meters of drilling in 46 holes.

•
On December 13, 2013, we announced the completed production from the total 10,302 dry tonnes of excavated material from the Valley of the Kings bulk sample, with 5,865 ounces of gold produced surpassing the target of 4,000 ounces of gold projected to be produced from the 10,000 tonne bulk sample.

•
On December 19, 2013, we announced an updated Valley of the Kings Mineral Resource estimate for our Brucejack Project, completed by Snowden Mining Industry Consultants (“Snowden”). Measured and Indicated Mineral Resources total 8.7 million ounces of gold at a grade of 17.6 grams of gold per tonne, and Inferred Mineral Resources of 4.9 million ounces of gold at a grade of 25.6 grams of gold per tonne.

•
On February 20, 2014, we announced a private placement with a syndicate of agents for 568,182 Investment Tax Credit flow-through common shares of Pretivm at a price of $8.80 per share and 1,863,355 Canadian Exploration Expense flow-through common shares of Pretivm at a price of $8.05 per share for aggregate gross proceeds of $20 million. The agents were granted an option to purchase, or arrange for substituted purchasers, for up to 745,342 additional Canadian Exploration Expense flow-through common shares at the issue price at any point up until 14 days following the closing.

Operations

Brucejack Project

The Brucejack Project is located approximately 950 km northwest of Vancouver, British Columbia and 65 km north-northwest of Stewart, British Columbia and is comprised of nine mineral claims totaling 3,199.28 hectares in area. The Brucejack Project forms part of our contiguous claims package that comprises over 103,000 hectares.

Bulk Sample Program

The Program consisted of two elements: the excavation of a 10,000-tonne bulk sample and a 15,000-meter (subsequently increased to a 16,789 meter) underground drill program. The Program was designed to test the full widths of two of the domains of mineralization used to estimate the November 2012 Valley of the Kings Mineral Resource. By testing the two domains of mineralization, the Program was designed to confirm that the resource model was accurately projecting the range of the grade distribution in the 10-meter blocks that make up the Mineral Resource estimate within the bulk sample area. As a result, the Program targeted the full range of the projected resource block grades which span from zero grams of gold per tonne to in excess of 60 grams of gold per tonne.

Excavation of Bulk Sample and Sample Tower
The 1345-meter level, centered at the 426600E cross-section of the Valley of the Kings, was selected as the bulk sample location in conjunction with Strathcona and based on their requirements that the bulk sample be excavated from an area representative of the (a) drillhole density that informs the Indicated Mineral Resource, (b) average grade of the Indicated Mineral Resource and the global resource for Valley of the Kings, (c) proportion of low-grade, high-grade and extreme grade populations in the overall Indicated Mineral Resource and (d) style of stockwork gold mineralization characteristic of the Valley of the Kings.

The 10,000-tonne bulk sample was excavated in approximately 100-tonne rounds from four cross-cuts (excavations perpendicular to the two domains of mineralization, spaced at 30-meter centers) and one lateral drift (an excavation extending along the strike length of one of the domains of mineralization). Excavation of the 10,000 tonne bulk sample was completed in early September 2013.

Each round from the bulk sample was crushed and run through a sample tower on site. The sample tower was designed and constructed to extract two 30-kilogram samples from each 100-tonne round processed by the sample tower. On October 22, 2013, we announced, amongst other things, that preliminary figures from the processing of one of the Program cross-cuts, the 426585E cross-cut, showed there was 94% more gold produced from the mill than was estimated from the sample tower results for the same material. The sample tower results are set out in the Appendix to the Brucejack Project Mineral Resources Update Technical Report dated December 19, 2013 and filed on www.sedar.com on February 2, 2014.

Bulk Sample Mineral Processing

All of the bulk sample material excavated as part of the Program was transported to the Contact Mill in Montana. Processing of the bulk sample material at the Contact Mill commenced in late September 2013 and was completed in mid-December 2013. On November 22, 2013, we announced production of 4,215 ounces of gold from 8,090 dry tonnes of excavated material from the Valley of the Kings bulk sample surpassing the target of 4,000 ounces of gold projected to be produced from the entire 10,000 tonne bulk sample. On December 13, 2013, we announced the completed production of 5,865 ounces of gold from the total 10,302 dry tonnes of excavated material from the bulk sample. The preliminary mill results for the 10,302 dry tonnes are shown in Table 1 below.

Table 1: Preliminary Mill Results from Processing (at December 12, 2013)

Tonnes Milled (Dry)	Gold Ounces Gravity Concentrate	Gold Ounces Flotation Concentrate	Gold Ounces Tailings	Total Contained Gold Ounces	Total Contained Silver Ounces
10,302	3,645	2,096	124	5,865	4,950
Notes: Preliminary mill results are provided by Strategic Minerals LLC, operator of the Contact Mill, and are subject to final establishment of weights and assays and settlement, including the gold recovered from the cleanout of the process equipment.

On completion of the processing of the bulk sample, mill crews cleaned out the ball mill, flotation tanks, concentrate tank and other process equipment to recover gold trapped within the process equipment. The cleanout process recovered an additional 52 ounces of gold.

The material excavated and processed from the Program produced a total of 5,741 ounces of gold as gravity and floatation concentrates. We have received settlement on 1,674 ounces of the gravity concentrate and are waiting on settlement from the sale of the remainder of the gravity concentrate and flotation concentrate.

Bulk Sample Drilling

A total of 16,789 meters of underground drilling in 201 holes was completed as part of the Program. Drilling was conducted at 7.5-meter and 15-meter centres along 120 meters of strike length and at 15-meter centres vertically for 60 meters above and 60 meters below the 1345-meter level of the Valley of the Kings. The Program drilling was completed in September 2013.

Bulk Sample Program Results

The program was successful in confirming the geological model for the Valley of the Kings, validating the robustness of the global high-grade Mineral Resource estimate, and facilitating parameter optimization for the updated December 2013 Mineral Resource estimate.

Additional Exploration

The 2013 underground exploration program was completed in mid-November after a successful season, with the discovery of the Cleopatra structure and the extension of Domain 20. Following the discovery of the Cleopatra structure, 22 drill holes in five vertical fans were drilled to test Cleopatra’s vertical and horizontal continuity and extent. Highlights from this drilling include hole VU-032, which intersected 4,030 grams of gold per tonne uncut over 0.5 meters, and hole VU-053, which intersected 27,000 grams of gold per tonne uncut over 0.5 meters. The Cleopatra structure has now been defined for approximately 85 meters along strike, 50 meters above the 1345-meter level, 50 meters below the 1345-level and remains open in all directions.

Geological mapping, mineralogical characteristics, assay ratios of the different elements and underground observations have demonstrated that the Cleopatra structure is a northerly trending component of the Valley of the King’s deformed mineralized stockwork system. This interpretation has been developed and supported by geological mapping elsewhere underground. Additional drilling and exploration of the Cleopatra structure is required to determine the full extent and potential of the structure.

The underground exploration drill program focused on extending the high grade gold mineralization intersected to the east of the Program area above and below the 1345-meter level. Drilling continued to intersect mineralization in projected domains. The underground exploration drilling was in an area of limited, wide-space surface drilling and demonstrated the continued potential to outline high-grade mineralization in the Valley of the Kings, particularly along the projection of Domain 20 to the east.

In addition to drilling, underground exploration included drifting and cross-cutting of the Cleopatra Structure and Domain 20 and raises on the Cleopatra Structure and the 615L drift. While conducting the underground exploration program, high-grade gold mineralization encountered was bagged for future processing. In January 2014, approximately 1,000 tonnes of this material excavated as part of the underground exploration was transported to the Contact Mill in Montana. Processing of the 1,000 tonnes at the Contact Mill was completed in February 2014. We are waiting on settlement from the sale of the gravity and flotation concentrate produced from the 1,000 tonnes.

Resource Estimate

On December 19, 2013, we announced an updated high-grade Mineral Resource estimate for the Valley of the Kings (see our news release of December 19, 2013). The resource estimate, which incorporated all drilling completed to date at the Valley of the Kings, including all drilling from the 2013 exploration program, was completed by Snowden (see the Brucejack Project Mineral Resources Update Technical Report dated December 19, 2013 and filed on SEDAR on February 2, 2014). High-grade gold resources in the Valley of the Kings (5.0 g/t gold-equivalent cut-off) total:

•	1.2 million ounces of gold in the Measured Mineral Resource category (2.0 million tonnes grading 19.3 grams of gold per tonne)

•	7.5 million ounces of gold in the Indicated Mineral Resource category (13.4 million tonnes grading 17.4 grams of gold per tonne); and

•	4.9 million ounces of gold in the Inferred Mineral Resource category (5.9 million tonnes grading 25.6 grams of gold per tonne).

The June 2013 Feasibility Study described below will be amended based on the December 2013 Valley of the Kings Mineral Resource estimate.

Feasibility Study

On June 11, 2013, we announced a positive National Instrument 43-101-compliant Feasibility Study for the high-grade gold and silver resources identified to date at our 100%-owned Brucejack Project in northern British Columbia (see our news release dated June 11, 2013). The Feasibility Study was filed on www.sedar.com on June 26, 2013. Valley of the Kings Probable Mineral Reserves are 6.6 million ounces of gold (15.1 million tonnes grading 13.6 grams of gold per tonne) and West Zone Proven and Probable Mineral Reserves are 700,000 ounces of gold (3.8 million tonnes grading 5.8 grams of gold per tonne). The Base Case estimated pre-tax Net Present Value (5% discount) is US$2.7 billion, with an internal rate of return of 42.9%. The Feasibility Study contemplates average annual production for the first 10 years of 425,700 ounces of gold and for the 22 year life of mine 321,500 ounces of gold, an estimated capital cost, including contingencies, of US$663.5 million and an average processing rate of 2,700 tonnes/day with operating costs of C$156.46 per tonne milled.

The June 2013 Feasibility Study is based on the November 2012 Mineral Resource estimates for the Valley of the Kings and the West Zone (see news release dated November 20, 2012). The June 2013 Feasibility Study will be amended based on the December 2013 Valley of the Kings Mineral Resource estimate.

Economic Evaluation

A summary of financial outcomes using three metal price scenarios, including spot metals prices at the time of completion of the June 2013 Feasibility Study, is presented below:

Table 1: Summary of Brucejack High-Grade Economic Results by Metal Price
	Alternative Case	Base Case(1)	Spot Prices at June 6, 2013
Gold Price (US$/ounce)	$800	$1,350	$1,415.70
Silver Price (US$/ounce)	$15.00	$20.00	$22.70
Net Cash Flow	$1.41 billion (pre-tax) $964.1 million (post-tax)	$5.28 billion (pre-tax) $3.50 billion (post-tax)	$5.90 billion (pre-tax) $3.91 billion (post-tax)
Net Present Value(2) (5.0% discount)	$602.3 million (pre-tax) $383.7 million (post-tax)	$2.69 billion (pre-tax) $1.76 billion (post-tax)	$3.01 billion (pre-tax) $1.98 billion (post-tax)
Internal Rate of Return	16.6% (pre-tax) 13.7% (post-tax)	42.9% (pre-tax) 35.7% (post-tax)	47.0%(pre-tax) 39.2% (post-tax)
Payback (from start of production period)	4.7 years (pre-tax) 4.8 years (post-tax)	2.1 years (pre-tax) 2.2 years (post-tax)	1.9 years (pre-tax) 2.0 years (post-tax)
Exchange Rate (US$:C$)	1.00	1.00	0.98
(1)Tetra Tech-adopted consensus forecast metal prices from the Energy Metals Consensus Forecast (EMCF).
(2)NPV is discounted to the beginning of 2013.

Project Mineral Reserves

The Mineral Reserves resulting from the Feasibility Study for the Brucejack Project are based on the November 2012 Mineral Resource estimates for the Valley of the Kings and the West Zone (see news release dated November 20, 2012). The Mineral Reserve estimates by zone and Reserve category are summarized below.

Table 2: Valley of the Kings Mineral Reserve Estimate(3)(4) – May 16th, 2013
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Probable	15.1	13.6	11.0	6.6	5.3
(3)Rounding of some figures may lead to minor discrepancies in totals
(4)Based on C$180/t cutoff grade, US$ 1350/oz Au price, US$ 22/oz Ag price, C$/US$ exchange rate = 1.0

Table 3: West Zone Mineral Reserve Estimate(5) – May 16th, 2013
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Proven	2.0	5.7	309	0.4	19.9
Probable	1.8	5.8	172	0.3	10.1
Total P&P	3.8	5.8	243	0.7	30.0
(5)See notes (3) and (4) to Table 2 above..

Mining and Processing

Brucejack is planned as a high-grade underground mining operation using a long-hole stoping mining method and cemented paste backfill. The Valley of the Kings, the higher-grade, primary targeted deposit, will be developed first; the lower-grade West Zone will be developed in the second half of the Project’s 22-year mine life. The mine is planned to operate with a processing rate of 2,700 tonnes per day and mine a total of 9.6 million tonnes of ore for the first 10 years at an average mill feed grade of 14.2 grams gold per tonne.

Mineral processing will involve conventional sulphide flotation and gravity concentration, producing gold-silver doré and gold-silver flotation concentrate. Metallurgical recoveries for the Valley of the Kings are 96.7% for gold and 84.8% for silver, and for the West Zone 94.7% for gold and 90.4% for silver. A total of 7.1 million ounces of gold and 31.6 million ounces of silver is estimated to be produced over the life of the Brucejack Project, including the gold and silver recovered into the flotation concentrate. The Project’s projected production and processing is summarized in Table 4 below.

Table 4: Brucejack Project Total Mine Projected Production and Processing Summary(6)
Year	Tonnage, (t)	Gold grade, (g/t)	Silver grade, (g/t)	Gold Production, (‘000 ounces)	Silver Production, (‘000 ounces)
1	811,000(7)	15.4	12	388	271
2	937,000	13.8	11	403	284
3	979,000	13.1	11	400	294
4	981,000	15.8	12	483	314
5	983,000	17.1	14	523	364
6	986,000	12.7	9	389	235
7	985,000	15.5	11	474	306
8	985,000	14.0	10	427	265
9	980,000	14.0	11	427	303
10	991,000	11.2	18	343	490
Years 1-10	9,618,000	14.2	12	4,257	3,126
Years 11-22	9,368,000	9.7	105	2,816	28,515

Year	Tonnage, (t)	Gold grade, (g/t)	Silver grade, (g/t)	Gold Production, (‘000 ounces)	Silver Production, (‘000 ounces)
Life of Mine (Years 1-22)	18,986,000	12.0	57.9	7,073	31,641
(6)Rounding of some figures may lead to minor discrepancies in totals
(7)Tonnage includes pre-production ore.

Capital and Operating Costs

The capital cost for the Brucejack high-grade project is estimated at US$663.5 million, including a contingency of US$64.4 million. Capital costs are summarized in Table 5 below.

Table 5: Capital Costs Summary
(US$ million)
Mine underground	174.5
Mine site(8)	208.2
Offsite Infrastructure	69.1
Total Direct Costs	451.8
Indirect Costs	125.0
Owner’s Costs	22.3
Contingencies	64.4
Total Capital Cost	663.5
(8)Includes mine site, mine site process, mine site utilities, mine site facilities, tailings facilities, mine site temporary facilities and surface mobile equipment.

Average operating cost is estimated at C$156.46 per tonne milled. Operating costs are summarized in Table 6 below.

Table 6: Operating Costs Summary
(C$/tonne)
Mining	93.18(9)
Processing	18.16
General & Administrative	25.47
Surface Services and Others	19.65
Total Operating Cost	156.46
(9)LOM ore milled; if excluding the ore mined during preproduction, the estimated cost is C$94.40/t.

All-In sustaining cash costs, which include by-product cash costs, sustaining capital, exploration expense and reclamation cost accretion are summarized in Table 7 below.

Table 7: All-In Sustaining Cash Costs Life of Mine
(US$ million)
Total Cash Costs(10)	$3,253.0
Reclamation Cost Accretion	$25.7
Sustaining Capital Expenditure	$328.5
All-in Sustaining Cash Costs	$3,607.2
Gold Sales	7.1 million ounces
All-in Sustaining Cash Costs per Ounce	$508/ounce
(10)Net of silver credits at Base Case silver price of $20/ounce.

Amended Feasibility Study

The June 2013 Feasibility Study is currently being amended based on the Valley of the Kings December 2013 Mineral Resource estimate using base case metal prices of $1,100 per ounce gold and $17 per ounce silver and a Canadian:U.S. Dollar exchange rate of 0.92. As part of the amendment, we are also carrying out various trade-off studies to manage capital costs, including staged development of the Brucejack Project.

Project Permitting

We submitted the project description for the Brucejack Project in December 2012 to the British Columbia Environmental Assessment Office (“BCEAO”) and in January 2013 to the Canadian Environmental Assessment Agency (“CEAA”). The filings initiated the permitting process for the proposed 2,700 tonnes per day high-grade underground gold mine at the Brucejack Project.

The BCEAO issued a Section 10 order in February 2013 in respect of the environmental assessment certificate (“EAC”) requirement for the Brucejack Project and a Section 11 order in July 2013 outlining the scope, procedures and methods for the environmental assessment process. In May 2013, the CEAA issued the Environmental Impact Statement (“EIS”) Guidelines that outline the federal permitting requirements for the Brucejack Project. In September 2013, we held a working group meeting and hosted a site visit with provincial and federal government agencies, First Nations and community representatives. In late November, we held public meetings in five communities in northwest British Columbia. We expect to file the EAC application and EIS with BCEAO and CEAA, respectively, in the coming month. Provincial approval of the EAC application and federal approval of the EIS will allow for the issuance of the necessary statutory permits and authorizations to commence construction of the Brucejack Project.

Snowfield Project

The Snowfield Project borders the Brucejack Project to the north and is comprised of one mineral claim with an area of 1,267.43 hectares. Since we acquired the Snowfield Project in October 2010, we have continued to carry out environmental studies in conjunction with the Brucejack Project. During 2011, we focused on completing an updated mineral resource estimate for the project (see news release dated February 23, 2011), examining alternatives for advancing the project and negotiating cooperation agreements with Seabridge Gold Inc. (“Seabridge”) (see news release dated May 9, 2011).

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

Snowfield represents a longer term gold opportunity for our shareholders. Although we do not have a development plan as yet for the Snowfield Project, we plan to continue to explore the area and have budgeted for additional environmental studies which will benefit both the Brucejack and Snowfield Projects.

Additional Claims

Our contiguous claims, including the claims comprising the Brucejack and Snowfield Projects, total over 103,000 hectares (254,500 acres), providing further exploration potential to supplement the value we are creating at Brucejack. A claim boundary map is available on our website.

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

Selected Financial Information

Annual information

Selected consolidated annual financial information for the years ended December 31, 2013, 2012 and 2011 are as follows (in $000’s):

	2013		2012		2011
Total revenue	$	Nil	$	Nil	$	Nil
Loss per share – basic and diluted		$0.16		$0.17		$0.20
Loss and comprehensive loss		$16,584		$15,243		$17,372
Total assets		$726,261		$647,472		$518,030
Long-term liabilities		$19,836		$10,780		$2,108
Cash dividends	$	Nil	$	Nil	$	Nil
Cash and cash equivalents		$11,575		$28,992		$16,447
Mineral interests		$696,790		$596,159		$490,762

Quarterly information

Selected consolidated financial information for this quarter and the preceding seven quarters is as follows (in $000’s):

		2013 Q4		2013 Q3		2013 Q2		2013 Q1		2012 Q4		2012 Q3		2012 Q2		2012 Q1
Total revenue	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Loss per share – basic and diluted		$0.04		$0.03		$0.04		$0.05		$0.05		$0.03		$0.04		$0.05
Loss and comprehensive loss		$5,006		$2,591		$4,256		$4,731		$4,095		$3,213		$3,437		$4,498
Total assets		$726,261		$731,775		$702,571		$667,049		$647,472		$638,810		$618,965		$542,001
Long-term liabilities		$19,836		$16,853		$15,943		$13,076		$10,780		$9,586		$6,163		$4,570
Cash dividends	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Cash and cash equivalents		$11,575		$30,564		$33,312		$20,764		$28,992		$52,859		$73,868		$25,710
Mineral interests		$696,790		$674,869		$645,878		$621,315		$596,159		$565,522		$531,924		$507,364

Loss before tax for the year ended December 31, 2013 was $10,107,228 compared to $12,376,372 as at December 31, 2012. The decrease is largely attributed to the decrease in stock option expense to $5,431,093 in 2013 compared to $7,106,725 in 2012 which is affected by the reduced number of options granted in 2013 and by the timing of stock option grants valued by the Black Scholes model. We hire individuals with the required skills to advance our business and stock options were granted to these employees and consultants as part of their overall compensation. Depending on the nature of the awarded recipient’s role, we expense or capitalize to mineral interests the fair value of these stock option issuances over the vesting period. Salaries expense for the year ended December 31, 2013 was $1,715,595 compared to $2,034,312 for the year ended December 31, 2012. The decrease relates primarily to the decrease in the bonuses awarded. Total bonuses paid or accrued in the fourth quarter of 2013 was $943,400 ($318,000 was expensed in salaries and $625,400 was capitalized in mineral interests). The Chief Executive Officer was not awarded a bonus in 2013. During the fourth quarter of 2012, total bonuses paid or accrued was $1,640,337 ($781,691 was expense in salaries and $858,646 was capitalized to mineral interests) and was inclusive of $455,691 accrued to the Chief Executive Officer.

Investor relations and shareholder communication costs for the year ended December 31, 2013 were $884,249 and remained consistent with the costs incurred for the year ended December 31, 2012 of $917,160. Investor relations and shareholder communication costs were mainly due to marketing and communication activities conducted by the Company to increase the awareness of the Company within the investment community.

During the year ended December 31, 2013, listing fees were $559,716 compared to $763,784 for the year ended December 31, 2012. This was due primarily to our listing on the New York Stock Exchange in the first quarter of 2012.

We earned interest income on our cash balance for the year ended December 31, 2013 of $460,142 compared to $589,806 for the year ended December 31, 2012.

During the year, we recorded an income tax expense of $6,476,458, as compared to an income tax expense of $2,866,652 for the year ended December 31, 2012, derived primarily from the transfer of the tax base of mineral exploration expenditures to flow-through share investors.

On February 15, 2013, we closed a private placement of 361,300 Investment Tax Credit flow-through common shares at a price of $13.84 per flow-through share and 1,287,250 Canadian Exploration Expense flow-through common shares at a price of $12.43 per flow-through share for aggregate proceeds of $21,000,910. After deducting share issuance costs of $1,477,429, net proceeds were $19,523,481.

On April 26, 2013, the Company closed a private placement of 5,780,346 common shares at a price of $6.92 per common share for gross proceeds of approximately $40 million.

On September 5, 2013, the Company closed a private placement of 1,725,000 flow-through common shares at a price of $10.10 per flow-through share for gross proceeds of $17,422,500. After deducting share issuance costs of $957,476, net proceeds were $16,465,024.

On September 6, 2013, the Company closed a private placement of 1,069,518 common shares at a price of $9.35 per common share for gross proceeds of approximately $10 million.

Subsequent to year end on February 20, 2014, we announced a private placement of 568,182 Investment Tax Credit flow-through common shares at a price of $8.80 per flow-through share and 1,863,355 Canadian Exploration Expense flow-through common shares at a price of $8.05 per flow-through share for aggregate proceeds of $20 million. The agents were granted an option to purchase, or arrange for substituted purchases, for up to 745,342 additional Canadian Exploration Expense flow-through common shares at the issue price at any point up until 14 days following the closing (the “Offering”). The Offering is scheduled to close on or about March 6, 2014.

The proceeds of the private placements were mainly used to accelerate and execute the Bulk Sample Program at our Brucejack Project. The Bulk Sample Program was completed in December 2013.

Liquidity and Capital Resources

Our cash and cash equivalents as at December 31, 2013 totaled $11,575,090 decreasing $17,416,516 from $28,991,606 at December 31, 2012. To date, our source of funding has been the issuance of equity securities for cash.

Our working capital as at December 31, 2013 was $11,218,540 as compared to $30,065,691 as at December 31, 2012. Working capital items other than cash and cash equivalents consisted of receivables of $8,029,053 (2012- $16,511,519), comprised mainly of $1,206,485 (2012 - $3,955,242) of Harmonized Sales Tax refunds and $6,800,690 (2012 - $12,274,000) accrued for BC Mineral Exploration Tax Credits receivable from the Government of Canada, and accounts payable and accrued liabilities of $8,385,603 (2012 - $15,437,434).

During the year, we completed four private placements, comprising flow-through shares for gross proceeds of $38,423,410 and common shares for gross proceeds of $49,999,993.

With our current working capital, and pending gold sale receipts and successful completion of our private placement, we believe we will have sufficient funds for our current planned expenditures on our Projects, updating our feasibility study and funding our permitting activities as we advance the Brucejack Project to production.

Cash used in investing activities in the year ended December 31, 2013 was $98,238,263 (2012 - $99,540,783), which was incurred mainly in respect of exploration and evaluation activities at the Projects described under Operations above in the amount of $92,718,243 (2012 - $95,880,953). Exploration and evaluation activities included $23,431,476 (2012 - $11,338,024) in underground mining and bulk sample costs, $16,086,780 (2012 - $28,531,571) in underground and surface drilling, $12,122,368 (2012 - $22,214,796) for temporary roads and bridges, $10,871,853 (2012 - $8,472,876) in engineering and permitting costs and $10,174,182 (2012 - $17,449,255) for fuel, equipment rental and transportation. Other investing activities included $5,451,020 (2012 - $2,899,585) to acquire exploration machinery.

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

Commitments, Contingencies and Off-Balance Sheet Arrangements

Following the announcement of the resignation of Strathcona on October 9, 2013 and the announcement of Strathcona’s reasons for resigning on October 22, 2013, the price of our shares on the TSX and the NYSE had a significant drop in value.

We are aware of two proposed class actions filed against us and certain of our officers and directors in the Ontario Superior Court of Justice: the first on October 29, 2013 by David Wong (the “Wong Action”) and the second on November 1, 2013 by Roksana Tahzibi (the “Tahzibi Action”). The plaintiffs seek certification of the actions as class actions on behalf of a class of persons, wherever they reside, who acquired our securities commencing on November 20, 2012 (in the case of the Tahzibi Action) or November 22, 2012 (in the case of the Wong Action) and ending on October 22, 2013.

The plaintiffs allege that certain of our continuous disclosure documents filed in Canada from November 20, 2012 through October 22, 2013 contained misrepresentations or omissions regarding our Brucejack Project, including the probable mineral reserves and future gold production at Brucejack, and failed to communicate alleged information from Strathcona Mineral Services Ltd. The plaintiffs allege these misrepresentations and omissions are actionable as negligent misrepresentations or misrepresentations under various provincial Securities Acts. The plaintiffs seek general damages of $60 million (in the Wong Action) and $250 million (in the Tahzibi Action) as well pre- and post-judgment interest and costs.

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against us and certain of our officers and directors, alleging we violated the United States securities laws by misrepresenting or failing to disclose material information concerning our Brucejack Project. All five actions were filed in the United States District Court for the Southern District of New York.

On January 22, 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552 (PGG). The Court has appointed as lead plaintiff in the consolidated action a group of shareholders designated as the “Pretium Investor Group,” which consists of three individuals (Gary Martin, Merton K.W. Chang and Sandra Lee Reyes-Troyer) suing on behalf of a putative class of shareholders who purchased or otherwise acquired our shares between January 19, 2011 and October 21, 2013.

We believe the allegations made against us in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings.

In general, litigation claims can be expensive and time consuming to bring or defend and could result in settlements or damages that could significantly affect our financial position. We intend to contest any such litigation claims to the extent of any available defenses. However, it is not possible to predict the final outcome of any current litigation or additional litigation to which we may become party to in the future, and the impact of any such litigation on our business, results of operations and financial condition, could be material.

We have no material long term debt, capital lease obligations, operating leases or any other long term obligations, other than a commitment for office lease and operating costs that require minimum payments.

Related Party Transactions

Our acquisition of the Projects from Silver Standard resulted in Silver Standard owning 18.1% of our issued shares at March 4, 2014.

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

During the year, certain officers received a total of $500,000 in performance bonuses.

Critical Accounting Estimates

Our significant accounting policies are presented in Note 3 to the consolidated financial statements for the year ended December 31, 2013. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which an estimate is revised and future periods if the revision affects both current and future periods.

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

Management has assessed for impairment indicators on the Company’s mineral interests and has concluded that no impairment indicators existed as of December 31, 2013.

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

Our operations may in the future be, affected from time to time in varying degree by changes in environmental regulations or changes in estimates used in determining decommissioning obligations. Both the likelihood of new regulations and the degree of change in estimates and their overall effect upon us are not predictable.

At December 31, 2013, we had recognized an amount for decommissioning obligations. However, the amount is not material as the disturbance to date has not been significant.

Changes in Accounting Policies

New Accounting Standards and Recent Pronouncements

There were no new accounting standards or pronouncements that had a material impact on our statements.

Financial Instruments and Other Instruments

Financial assets:

We have the following financial assets: cash and cash equivalents, amounts receivable and restricted cash.

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

Credit Risk

Credit risk is our risk of potential loss if the counterparty to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to our liquid financial assets including cash and cash equivalents and restricted cash. We limit our exposure to credit risk on financial assets by investing our cash and cash equivalents with high-credit quality financial institutions.

The carrying value of our cash and cash equivalents and restricted cash represent our maximum exposure to credit risk.

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

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, we may attempt to issue new shares, issue new debt, and acquire or dispose of assets to facilitate the management of our capital requirements. We prepare annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. As at December 31, 2013, we do not have any long-term debt and are not subject to any externally imposed capital requirements. With our current working capital, and pending gold sale receipts and successful completion of our private placement, we believe we will have sufficient funds for our current planned expenditures on our Projects, updating our feasibility study and funding our permitting activities as we advance the Brucejack Project to production.

Outstanding Share Data

At March 4, 2014, we had the following common shares and share purchase options outstanding.

	Number of securities	Exercise price ($)	Weighted Average Remaining Life (years)
Common shares	105,051,050
Share purchase options	9,841,950	$5.85 - $17.46	2.96
Fully diluted	114,893,000

Risks and Uncertainties

Natural resources exploration and development involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in the Annual Information Form dated March 18, 2013 filed on the SEDAR website at www.sedar.com, which are incorporated by reference in this MD&A.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting under Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. The Securities Exchange Act of 1934 defines this as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets;
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that may have a material effect on the consolidated financial statements.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (1992). Based upon our assessment and those criteria, management concluded that our internal control over financial reporting was effective as of December 31, 2013.

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

Forward-looking information may include, but is not limited to, risks related to satisfying conditions of the Offering, the preliminary mill results from processing the 426585E cross-cut, the estimated gold to be produced from the bulk sample program, the estimated contained gold in the 426585E cross-cut from the sample tower, information with respect to our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources and reserves, realization of mineral resource and reserve estimates, timing of development of the Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as ‘‘plans’’, ‘‘expects’’, ‘‘projects’’, ‘‘assumes’’, ‘‘budget’’, ‘‘strategy’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘anticipates’’, ‘‘believes’’, ‘‘intends’’ and similar expressions or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, risks related to:

•	the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;

•	the fact that we are a relatively new company with no mineral properties in production or development and no history of production or revenue;

•	development of our Brucejack Project;

•	our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;

•	dependency on our Brucejack Project for our future operating revenue;

•	our mineral reserve and resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates and mineral reserve estimates;

•	uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

•	commodity price fluctuations, including gold price volatility;

•	market events and general economic conditions;

•	availability of suitable, or damage to, existing infrastructure.

•	governmental regulations, including environmental regulations;

•	delay in obtaining or failure to obtain required permits, or non-compliance with permits that are obtained;

•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;

•	compliance with emerging climate change regulation;

•	adequate internal control over financial reporting;

•	increased costs of complying with the Dodd-Frank Act;

•	potential opposition from non-governmental organizations

•	uncertainty regarding unsettled First Nations rights and title in British Columbia;

•	land reclamation requirements;

•	uncertainties related to title to our mineral properties and surface rights;

•	currency fluctuations;

•	increased costs affecting the mining industry;

•	increased competition in the mining industry for properties, qualified personnel and management;

•	our ability to attract and retain qualified management;

•	some of our directors’ and officers’ involvement with other natural resource companies;

•	potential inability to attract development partners or our ability to identify attractive acquisitions;

•	Silver Standard’s share ownership, ability to influence our governance and possible market overhang;

•	uncertainty as to the outcome of legal proceedings including the current class action proceedings;

•	future sales or issuances of our equity securities; and

•	our being treated as a passive foreign investment company for U.S. Federal income tax purposes.

This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those risks identified in our Annual Information Form dated March 18, 2013 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC’s website at www.sec.gov. Our forward-looking information is based on the beliefs, expectations and opinions of management on the date the statements are made and we do not assume any obligation to update forward looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward looking information.

