Form 40-F
period 2014-12-31
Pretium Resources Inc.
filed 2015-04-01
CIK 1508844

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2014Commission File Number: 001-35393

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

There were 116,828,081 Common Shares, of no par value, outstanding as of December 31, 2014.

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
Yes ☐ No ☐

This Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statements on Form F-10 (File Nos. 333-179726 and 333-197304) and under the Securities Act of 1933, as amended.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F as Appendices hereto:

A.	Annual Information Form

The Annual Information Form of Pretium Resources Inc. (the “Company” or “Registrant”) for the fiscal year ended December 31, 2014 is included as Appendix A of this Annual Report on Form 40-F.

B.	Audited Annual Financial Statements

The Company’s audited consolidated financial statements for the fiscal year ended December 31, 2014, including the auditor’s report with respect thereto, are included as Appendix B of this Annual Report on Form 40-F.

C.	Management’s Discussion and Analysis

The Company’s Management’s Discussion and Analysis for the year ended December 31, 2014 is included as Appendix C of this Annual Report on Form 40-F.

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES

Certifications. See Exhibits 99.11, 99.12, 99.13 and 99.14 to this Annual Report on Form 40-F.

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

Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included under the heading “Management’s Report on Internal Control over Financial Reporting” in the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2014, filed as part of this Annual Report on Form 40-F in Appendix B.

Attestation Report of the Registered Public Accounting Firm. The required disclosure is included under the heading “Independent Auditor’s Report” in the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2014, filed as part of this Annual Report on Form 40-F in Appendix B.

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2014, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Messrs. Ross Mitchell, Christopher Noel Dunn and Peter Birkey.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Registrant has determined that each of Messrs. Ross Mitchell, Christopher Noel Dunn and Peter Birkey, members of the Registrant’s audit committee, qualify as audit committee financial experts for purposes of paragraph (8) of General Instruction B to Form 40-F. The board of directors has further determined that each of Messrs. Ross Mitchell, Christopher Noel Dunn and Peter Birkey is also independent, as that term is defined in the Corporate Governance Listing Standards of the New York Stock Exchange (the “NYSE”). The Commission has indicated that the designation of each of Messrs. Ross Mitchell, Christopher Noel Dunn and Peter Birkey as an audit committee financial expert does not make any of them an “expert” for any purpose, impose any duties, obligations or liabilities on them that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or the board of directors.

ADDITIONAL DISCLOSURE

Code of Ethics.

The Registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the “Code of Business Conduct and Ethics”, that applies to all of its directors, officers, employees, and consultants including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.  In 2014, there were no waivers, including implicit waivers, or amendments granted from any provision of the Code of Business Conduct and Ethics.

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

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee Information—External Auditor Service Fees” at page 41 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2014, filed as part of this Annual Report on Form 40-F in Appendix A.

Pre-Approval Policies and Procedures.

The Audit Committee pre-approves all audit services to be provided to us by our independent auditors.  The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee.  All non-audit services performed by our auditors for the fiscal year ended December 31, 2014 have been pre-approved by our Audit Committee.

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

Tabular Disclosure of Contractual Obligations.

We have no material long term debt, capital lease obligations, operating leases or any other long term obligations, other than payments related to the acquisition of certain mineral claims and a commitment for offices lease and operating costs that require minimum payments in the aggregate as follows:

Commitment	Fiscal 2015	Fiscal 2016	Fiscal 2017 and after	Total
Office lease and operating costs	$470,000	$470,000	$ nil	$940,000
Mineral claims acquisition	50,000	50,000	nil (1)	100,000	(1)
Total	$520,000	$520,000	$ nil(1)	$1,040,000	(1)

(1)	We have an ongoing commitment for mineral claims acquisitions of $50,000 per year which is not included in the calculation of amounts owed in Fiscal 2017 and after or in the Total column.

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

4

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2015	Pretium Resources Inc.
	By:	/s/ ROBERT A. QUARTERMAIN________
Name: Robert A. Quartermain
Title: President, Chief Executive Officer & Director

EXHIBIT INDEX

Exhibit	Description

99.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accountant

99.2	Consent of Tetra Tech

99.3	Consent of Snowden Mining Industry Consultants Inc.

99.4	Consent of AMC Mining Consultants (Canada) Ltd.

99.5	Consent of ERM Rescan

99.6	Consent of BGC Engineering Inc.

99.7	Consent of Alpine Solutions Avalanche Services

99.8	Consent of Valard Construction

99.9	Consent of Ian I Chang M.A.Sc., P.Eng.

99.10	Consent of Kenneth C. McNaughton, M.A.Sc., P.Eng.

99.11	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.12	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.13	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.14	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

APPENDIX A

PRETIUM RESOURCES INC. ANNUAL INFORMATION FORM FOR THE FISCAL YEAR

ENDED DECEMBER 31, 2014

ANNUAL INFORMATION FORM

(“AIF”)

of

PRETIUM RESOURCES INC.
(the “Company” or “Pretivm”)
1600 – 570 Granville Street
Vancouver, British Columbia
V6C 3P1

Telephone:  604-558-1784
Facsimile:  604-558-4784
Website:  www.pretivm.com
E-mail:  invest@pretivm.com

For the Year Ended December 31, 2014

Dated:  March 31, 2015

TABLE OF CONTENTS

PRELIMINARY NOTES	1
Effective Date of Information	1
Currency	1
Note Regarding Forward Looking Statements	1
Scientific and Technical Disclosure	3
National Instrument 43-101 Definitions	4
Cautionary Note to US Investors	4

CORPORATE STRUCTURE	6
Name, Address and Incorporation	6
Intercorporate Relationships	6

GENERAL DEVELOPMENT OF THE BUSINESS	6
Overview	6
Strategy and Objectives	7
Acquisition of the Combined Project Assets	7
Environmental Assessment and Review	8

NARRATIVE DESCRIPTION OF THE BUSINESS	9
Details of the Brucejack Project	10

DIVIDENDS	34

DESCRIPTION OF CAPITAL STRUCTURE	34

MARKET FOR SECURITIES	34
Trading Price	34
Prior Sales	35

DIRECTORS AND OFFICERS	35
Name and Occupation	35
Shareholdings of Directors and Senior Officers	37
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	37
Conflicts of Interest	38
Audit Committee Information	39

RISK FACTORS	41

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	62

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	64

AUDITORS, TRANSFER AGENT AND REGISTRAR	65

MATERIAL CONTRACTS	65

INTEREST OF EXPERTS	65

ADDITIONAL INFORMATION	66

APPENDIX I AUDIT COMMITTEE CHARTER	A-1

PRELIMINARY NOTES

Effective Date of Information

This AIF is dated March 31, 2015, and unless otherwise indicated, the information contained herein is current as of such date, other than certain financial information which is current as of December 31, 2014, being the date of the Company’s most recently audited financial year end.

Currency

All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Note Regarding Forward Looking Information and Forward Looking Statements

This AIF contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking information may include, but is not limited to, information with respect to our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources, realization of mineral resource estimates, timing of development of the Brucejack Project (as defined below), costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, and adequacy of financial resources.  Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budgeted”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends” “modelled” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, risks related to:

●	uncertainty as to the outcome of certain class action proceedings in the U.S. and Canada;
●	the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;

•	the fact that we are a relatively new company with no mineral properties in production or development and no history of production or revenue;
•	our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;
•	dependency on the Brucejack Project for our future operating revenue;
•	our mineral resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates and establish mineral reserve estimates;
•	uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;
•	commodity price fluctuations, including gold price volatility;
•	our history of negative operating cash flow, incurred losses and accumulated deficit;
•	market events and general economic conditions;
•	the inherent risk in the mining industry;
•	the commercial viability of our current and any acquired mineral rights;
•	availability of suitable infrastructure or damage to existing infrastructure;
•	governmental regulations, including environmental regulations;
•	delay in obtaining or failure to obtain required permits, or non-compliance with permits that are obtained;
•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;
•	compliance with emerging climate change regulation;
•	adequate internal control over financial reporting;
•	increased costs of complying with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”);
•	potential opposition from non-governmental organizations;
•	uncertainty regarding unsettled First Nations rights and title in British Columbia;
•	uncertainties related to title to our mineral properties and surface rights;
•	land reclamation requirements;
•	our ability to identify and successfully integrate any material properties we acquire;
•	currency fluctuations;
•	increased costs affecting the mining industry;
•	increased competition in the mining industry for properties, qualified personnel and management;
•	our ability to attract and retain qualified management;
•	some of our directors’ and officers’ involvement with other natural resource companies;
•	potential inability to attract development partners or our ability to identify attractive acquisitions;
•	potential liabilities associated with our acquisition of material properties;
•	our ability to comply with foreign corrupt practices regulations and anti-bribery laws;
•	changes to relevant legislation, accounting practices or increasing insurance costs;
•	our anti-takeover provisions could discourage potentially beneficial third party takeover offers;
•	significant growth could place a strain on our management systems;
•	share ownership by our significant shareholders, their ability to influence our governance and possible market overhang;

•	there is no market for our securities other than our Common Shares;
•	the trading price of our Common Shares is subject to volatility due to market conditions;
•	future sales or issuances of our equity securities;
•	certain actions under U.S. federal securities laws may be unenforceable;
•	we do not intend to pay dividends in the near future; and
•	our being treated as a passive foreign investment company for U.S. Federal income tax purposes.

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

Our forward-looking information is based on the beliefs, expectations and opinions of management on the date the statements are made.  In connection with the forward-looking information contained in this AIF, we have made certain assumptions about our business, including about our planned exploration and development activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources.  We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking information are reasonable as of the date of this AIF, forward-looking information is not a guarantee of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.  We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

Scientific and Technical Disclosure

Certain scientific and technical information relating to the Brucejack Project contained in this AIF is derived from, and in some instances is an extract from, the report entitled “Feasibility Study and Technical Report Update on the Brucejack Project, Stewart, BC” with an effective date of June 19, 2014 prepared for us by Tetra Tech and co-authored by Snowden Mining Industry Consultants Inc. (“Snowden”), AMC Mining Consultants (Canada) Ltd. (“AMC”, ERM Rescan, BGC Engineering Inc. (“BGC”), Alpine Solutions Avalanche Services (“Alpine Solutions”) and Valard Construction (“Valard”)(the “Brucejack Report”) in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

The Brucejack Report is the only current NI 43-101 compliant technical report with respect to the Brucejack Project and supersedes all previous technical reports.

Each co-author of the Brucejack Report listed in the section entitled “Interest of Experts” is a “qualified person” as defined in NI 43-101 and has reviewed, approved and verified certain scientific and technical information in this AIF that is derived from the Brucejack Report.

Scientific and technical information in this AIF not contained in the Brucejack Report has been reviewed, approved and verified by Mr. Kenneth C. McNaughton, M.A.Sc., P.Eng., our Vice President and Chief Exploration Officer and Ian I Chang M.A.Sc., P.Eng., our Vice President, Project Development, each of whom is a “qualified person” as defined in NI 43-101.

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

Cautionary Note to US Investors

Technical disclosure contained or incorporated by reference in this AIF has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in this AIF have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

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

U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures.  In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under reporting standards in Canada differ in certain respects from the standards of the SEC. Accordingly, information concerning mineral deposits set forth or incorporated by reference herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on October 22, 2010.  Our head office is located at 1600 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1 and our registered office is located at 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

Intercorporate Relationships

We have two wholly-owned subsidiaries, Pretium Exploration Inc. and 0890696 B.C. Ltd, which hold our interests in the Brucejack Project and the assets related thereto.  Both subsidiaries were incorporated under the BCBCA.

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

We intend to focus our exploration and development efforts on the Brucejack Project and, in particular, on advancing engineering studies and permitting on the higher grade underground opportunities at the Brucejack Project and expanding and increasing the quality of mineral resources.

On June 30, 2014, we filed the Brucejack Report, which is a NI 43-101 compliant feasibility study on the Brucejack Project.

The Brucejack Project’s Valley of the Kings Proven and Probable Mineral Reserves as set out in the Brucejack Report are 6.9 million ounces of gold (13.6 million tonnes grading 15.7 grams of gold per tonne) and West Zone Proven and Probable Mineral Reserves are 600,000 ounces of gold (2.9 million tonnes grading 6.9 grams of gold per tonne).

The Brucejack Report set out a base case (US$1,100/ounce gold, US$17/ounce silver and exchange rate of 0.92 C$/US$) estimated pre-tax Net Present Value (5% discount) of US$2.25 billion, with an internal rate of return of 34.7%.

The Brucejack Report contemplates average annual production during the first eight years of 504,000 ounces of gold and during the 18 year Life of Mine (“LOM”) 404,000 ounces of gold, an estimated capital cost, including contingencies, of US$746.9 million and an average processing rate of 2,700 tonnes/day with operating costs of C$163.05 per tonne milled. See “Details of the Brucejack Project — Mineral Resource and Mineral Reserve Estimates”.

Strategy and Objectives

Our strategy is grow our business through the exploration and acquisition of quality precious metals projects.

The Brucejack Project is our only material project and we intend to continue to advance engineering studies and permitting on the higher grade underground opportunity as well as continued exploration with a focus on expanding and increasing the quality of resources.

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

We entered into an investor rights agreement dated December 21, 2010 (the “Investor Rights Agreement”) with Silver Standard that provides that, as long as Silver Standard and its affiliates hold at least 10% of our issued and outstanding Common Shares:

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

•
Silver Standard and its affiliates have the right to maintain their proportionate ownership of our Common Shares by participating pro rata in issuances of our Common Shares (save in respect of equity compensation plans); and

•	Silver Standard and its affiliates have the right to sell our Common Shares by participating pro rata in prospectus offerings by us (to a maximum of 20% of any such offering).

We also entered into a transition services agreement dated December 21, 2010 (the “Transition Services Agreement”) with Silver Standard pursuant to which Silver Standard provided certain administrative services for the purpose of transitioning the ownership of the Project Assets. The Transition Services Agreement terminated according to its terms on December 21, 2011.

Environmental Assessment and Review

Major mining projects in British Columbia are subject to environmental assessment and review prior to certification and issuance of permits to authorize construction and operations.  Environmental assessment (“EA”) is a means of addressing the potential for adverse environmental, social, economic, health, and heritage effects or the potential adverse effects on Aboriginal interests or rights prior to project approval.  Depending on the scope of a project, assessment and permitting of major mines in British Columbia will proceed through the BC Environmental Assessment process (the “BC EA”) pursuant to the BC Environmental Assessment Act (the “BCEAA”) and the Canadian Environmental Assessment Act 2012 (the “CEAA”).

At a provincial level, proposed mining developments that exceed a threshold criterion of 75,000 t/a (or 205 t/d) as specified in the Reviewable Project Regulations are required under the BCEAA to obtain an Environmental Assessment Certificate from the Ministry of Energy Mines and Natural Gas and Ministry of Environment before the issuance of any permits to construct or operate.  The Brucejack Project requires a provincial Environmental Assessment Certificate because its proposed production rate exceeds the specified threshold.

At a federal level, proposed gold mine developments (other than placer mines) that exceed a threshold criterion of 600 t/d as specified under the Regulations Designating Physical Activities are required to complete an Environmental Impact Study (the “EIS”) pursuant to the CEAA.  Completion of an EIS will be necessary for the Brucejack Project since the proposed production rate exceeds the specified threshold.

We have formally entered both the provincial and federal EA processes.  While the provincial and federal decisions are made independently, the two levels of government work together to allow for a coordinated effects assessment process.

In respect of the BC EA process, in December 2012 we submitted the Project Description for the Brucejack Project to the British Columbia Environmental Assessment Office (“BCEAO”).  In February 2013, the BCEAO issued a Section 10 order in respect of the Environmental Assessment Certificate (“EAC”) requirement for the Brucejack Project and a Section 11 order in July 2013 outlining the scope, procedures and methods for the environmental assessment process.

In September 2013, we held our initial meeting with the Working Group comprised of the representatives from provincial and federal government agencies, First Nations and communities participating in the review process.  Participants from the Working Group also visited the Brucejack Project site. In late November 2013, we held public meetings in five communities in northwest British Columbia during the first public comment period.

On May 2, 2014, we received a copy of the approved Application Information Requirements from the BCEAO and on June 20, 2014, we filed our EAC application with the BCEAO, which was evaluated for completeness over a 30-day period by BCEAO with the involvement of the Working Group.  On August 13, 2014, our EAC application was accepted for filing by the BCEAO and in September 2014, we held a second round of public meetings in five communities in northern British Columbia during the second public comment period.

As part of the application review process, we have provided responses to both the Working Group and public comments.

The BCEAO has a maximum of 180 days from August 13, 2014, the date of our EAC application, to complete its review and prepare an assessment report for a decision by the Minister of Environment and the Minister of Energy and Mines.  The Ministers then have 45 days following the receipt of the assessment report to make a decision.  On March 26, 2015, the BCEAO announced that the Minister of Environment and Minister of Energy and Mines issued the EAC for the Brucejack Project.

In respect of the federal EA process, we submitted the Project Description for the Brucejack Project to the Canadian Environmental Assessment Agency (“CEA”) in January, 2013.

In May 2013, CEA issued the EIS Guidelines that outline the federal permitting requirements for the Brucejack Project.  We filed our EIS concurrently with our EAC application in August 2014.

NARRATIVE DESCRIPTION OF THE BUSINESS

Unless stated otherwise, the information in this AIF is solely derived from, and in some instances is an extract from, the Brucejack Report.  Reference should be made to the full text of the Brucejack Report, which is available electronically on the SEDAR website at www.sedar.com under our SEDAR profile, as the Brucejack Report contains additional assumptions, qualifications, references, reliances and procedures which are not fully described herein.

The “Resource Estimate” in the Brucejack Report has been prepared in compliance with NI 43-101 and Form 43-101F1 which require that all estimates be prepared in accordance with the “CIM Definition Standards on Mineral Resources and Mineral Reserves as prepared by the CIM Standing Committee on Reserve Definitions” and in effect as of the effective date of the Brucejack Report. The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

Details of the Brucejack Project

Project Description and Location

The Brucejack Project (also known as the “Property” in the Brucejack Report) consists of eleven mineral claims totalling 3,199.28 hectares and all claims are in good standing until January 31, 2026.  The Brucejack Project is centred at approximately latitude 56°28’20”N by longitude 130°11’31”W, approximately 950 kilometres northwest of Vancouver, 65 kilometres north-northwest of Stewart, and 21 kilometres south-southeast of the Eskay Creek Mine.

We acquired our 100% outright interest in the Brucejack Project in December 2010, pursuant to the Acquisition Agreement with Silver Standard.  The Brucejack Project is subject to a 1.2% net smelter returns royalty in favour of Franco-Nevada Corporation (“Franco-Nevada”) on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

Property Location Map

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

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

We have completed construction of our approximately 74 kilometre exploration access road that links the Brucejack Camp to Highway 37 via the Knipple Glacier, Bowser Camp and Wildfire Camp.  Personnel, equipment, fuel and camp provisions are driven to a staging area on the Knipple Glacier before being taken over the glacier to the Brucejack Camp.  The area is easily accessible by helicopter from the town of Stewart, or seasonally from the settlement of Bell II.  The flight time from Stewart is approximately 30 minutes and slightly less from Bell II.

Climate

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

Local Resources and Infrastructure

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

A high voltage, 138-kV transmission line currently services Stewart, BC and has sufficient capacity to provide power to the Brucejack Project.  BC Hydro has started engineering work on a system upgrade to provide for the interconnection of the transmission line that will service the Brucejack Project with the 138kv transmission line servicing the town of Stewart.

History and Exploration

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

Silver Standard began initial work on the Brucejack Project in 2009 with drilling, rock-chip and channel sampling and re-sampling of historical drill core.  The 2009 program tested five zones with 37 drillholes totalling 18,000 metres.  A total of 12 drillholes were targeted at what would become the Valley of the Kings Zone (the “Valley of the Kings”).

In 2010, Silver Standard’s drill program was designed to continue definition of the bulk tonnage mineralization as well as to determine the nature and continuity of the high-grade mineralization observed at Valley of the Kings.  Approximately one third of the 2010 drilling targeted the Valley of the Kings and included gold intersections of up to 5,840 g/t gold.  The bulk tonnage drilling achieved its intended goal through the definition of more than 20 Moz at Brucejack (8 Moz in Measured and Indicated and 12.5 Moz gold in Inferred, at a 0.3 g/t AuEq cut-off; Ghaffari et al. 2011).  The relatively dense drilling from the bulk tonnage drilling program, with drill spacings of 100 metres by 100 metres to 50 metres by 50 metres, formed the basis upon which the bulk tonnage resource model was built.  Numerous high-grade intersections were defined as part of this drilling, allowing for the initial delineation of high-grade mineralization trends.  In 2010, Silver Standard proceeded with the sale of the Snowfield and Brucejack projects to us.

Our 2011 diamond drill program was focused specifically on defining high grade resources.  In 2011, 178 drillholes were completed totalling 72,805 metres in drillholes SU-110 to SU-288.  This included 97 drillholes (41,219 metres) that targeted the Valley of the Kings, 16 drillholes (7,471 metres) that targeted West Zone, and 21 drillholes (7,220 metres) that targeted the surrounding areas. The remaining drilling was focused on expansion of Shore Zone, testing for structurally controlled high grade mineralization in Galena Hill (now part of the Valley of the Kings) and Bridge Zones, as well as testing new target areas. The West Zone ramp was partially dewatered in late 2011 and early 2012. A geotechnical mapping program and updated survey was completed on the dewatered portion of the mine.

Our 2012 diamond drill program focused on defining the high grade resource for the Valley of the Kings, specifically targeting geological and structural features believed to be associated with high grade gold mineralization.  Diamond drilling also focused on expanding the known extents of the Valley of the Kings Zone, both west of the Brucejack Fault and along trend to the east of the main mineralized zone.   A total of 301 drillholes were completed, totalling 105,500 metres of drilling during the 2012 drilling program.

An underground exploration program commenced in 2012 which was designed to, amongst other things, access the Valley of the Kings deposit underground, excavate a 10,000 tonne underground bulk sample and demonstrate continuity of the high-grade gold mineralization. The initial phase of the underground program involved widening a portion of the historical West Zone underground workings to five metres by five metres so that the historical West Zone portal and underground workings can be used for access to the Valley of the Kings with production sized mining equipment.  In late December 2012, the widening of the historical West Zone underground workings was completed and excavation commenced of the access ramp from the West Zone workings to the Valley of the Kings.

Our 2013 surface diamond drill program focused on further defining the high grade resource for the Valley of the Kings as well as the geological and structural features believed to be associated with gold mineralization.  A total of 24 surface diamond drillholes (5,200 metres) of the 37 surface drillholes (5,770 metres; drillholes SU-590 to SU-626) completed during the 2013 drilling program were focussed on the Valley of the Kings.

In 2013, we also excavated a bulk sample from within the Valley of the Kings to further evaluate the geological interpretation and Mineral Resource estimate. The location of the proposed bulk sample was selected to be representative of the grade and character of the overall mineralization of the Valley of the Kings.

Underground development reached the bulk sample area in May 2013 and underground drilling to support the bulk sample program began in mid-May. A total of 409 drillholes (38,840 metres) were completed with 200 of these drillholes (16,640 metres) testing the bulk sample area.  The remainder (209 drillholes totalling 22,200 metres) were testing targets outside of the bulk sample area.

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

In 2014, exploration focused on resource definition in the Valley of the Kings with both surface and underground exploration.

The 2014 surface drill program consisted of infill drilling, exploration drilling at depth and condemnation drilling.  The infill drill program, comprising 5,818 metres in three holes including 14 wedge holes, was successful in confirming the grade and continuity of Indicated and Inferred gold mineralization in an area defined by the 2013 Mineral Resource estimate block model.

The exploration drilling at depth, which consisted of four deep drill holes comprising 3,507 metres, was successful in confirming the continuity of gold mineralization in the Valley of the Kings below the area defined by the 2013 Mineral Resource estimate.  Condemnation drilling for mine site infrastructure consisted of 25 drill holes comprising 2,679 metres.

Underground exploration in the Valley of the Kings has continued to date with mapping and sampling coinciding with the advance of ramping and vent raise excavation.

Geological Setting

The Brucejack Property is located on the eastern limb of the broad McTagg anticlinorium, the northern closure of the Stewart-Iskut culmination.  As a result, rocks on the Brucejack Property are tilted, as well as folded, and generally display a progressive younging towards the east.  Volcanic arc-related rocks of the Triassic Stuhini Group form the core of the anticlinorium, and are successively replaced outwards by volcanic arc-related rocks of the Lower Jurassic Hazleton Group and clastic basin-fill sedimentary rocks of the Middle to Upper Jurassic Bowser Lake Group.

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

Mineralization

Gold (± silver) mineralization is hosted in predominantly sub-vertical vein, vein stockwork, and subordinate vein breccia systems of variable intensity, throughout the alteration band.  The stockwork systems display both parallel and discordant relationships to stratigraphy.  The stockwork systems are relatively continuous along strike (several tens of metres to several hundreds of metres).

Several mineralization zones have been explored to varying degrees, including (from south to north): Bridge Zone, Valley of the Kings Zone, West Zone, Gossan Hill, Shore Zone, and SG Zone (Ireland et al. 2013).  There are numerous relatively unexplored mineralization showings within the alteration band across the Property that are between the main mineralization zones, highlighting the exceptional exploration potential of the Property.

High grade gold mineralization in the Valley of the Kings, the current focus of the Project, occurs in a series of west-northwest (and subordinate west-southwest) trending sub-vertical corridors of structurally reoriented vein stockworks and vein breccias.  Stockwork mineralization displays both discordant and concordant relationships to the volcanic pile stratigraphy.  Gold is typically present as gold-rich electrum within deformed quartz-carbonate (±adularia?) vein stockworks, veins, and subordinate vein breccias, with grades ranging up to 41,582 g/t gold and 27,725 g/t silver over 0.5 m.

Recent underground exploration carried out as a part of the bulk sample program confirmed the location of corridors of stockwork-style mineralization and the lithological contacts in this part of the deposit (within the Valley of the Kings).  In addition the work resulted in the recognition of sub-vertical north-northeasterly trending deformed, curviplanar, and sheared quartz-carbonate veins containing abundant visible electrum.  These structures are interpreted as structurally-controlled fluid conduits that were active during development of the porphyry system and associated volcanic pile in the early Jurassic, and which were reactivated during Cretaceous deformation.

The Valley of the Kings deposit is currently defined over 1,200 metres in east-west extent, 600 metres in north-south extent, and 650 metres in depth.  The West Zone appears to form the northern limb of an anticline that links up with the Valley of the Kings in the south, and the southern limb of a syncline that extends further to the north.  This zone, which is currently defined over 590 metres along its northwest strike, 560 metres across strike, and down to 650 metres in depth, is open to the northwest, southeast, and at depth to the northeast.

Mineralized Zones

The current resources as presented in this AIF are comprised of two different zones on the Brucejack Project, being the Valley of the Kings Zone and the West Zone.

Valley of the Kings Zone

Exploration drilling by Silver Standard (2009, 2010) and the Company (2011 to present), as well as surface mapping, has been successful in outlining a series of corridors of high grade mineralization associated with deformed quartz stockworks and intense quartz-sericite-pyrite alteration in an east-west trending and east-southeast plunging tight syncline developed in almost the full sequence of lower Hazelton Group rocks.

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

High-grade gold and silver mineralization within the Valley of the Kings occurs as electrum, which is generally hosted in deformed quartz-carbonate and quartz-adularia veins and vein stockworks. While quartz veining and stockworks are common throughout the zone, the majority of gold intersections are confined to corridors within a zone 75 metres to 100 metres wide on the southern limb of the syncline. The orientation of these corridors is subparallel to the fold axis. Gold to silver ratios within the Valley of the Kings are typically 2:1 or higher.  Variations in this ratio, which could be a function of thermal gradients developed at the time of mineralization, are suggested by a visible increase in the proportion of silvery electrum (at the expense of more gold-coloured electrum) with a concomitant increase in the proportion of vein-hosted adularia towards the eastern parts of the zone. Additional precious metals-bearing minerals found in the Valley of the Kings, typically in trace quantities, include silver sulphides, acanthite, pyrargyrite and tetrahedrite, and associated with base metal-bearing sulphides include sphalerite and galena.

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

Drilling

The input data for the West Zone Mineral Resource estimate consisted of 756 drillholes (63,208 metres) including 439 underground drillholes (24,688 metres), 269 historical surface drillholes (21,321  metres) and 48 surface drillholes (17,199 metres) completed since 2009.

The input data for the Valley of the Kings Mineral Resource estimate comprised 932 drillholes totalling 218,238 metres. The drilling consisted of:

•	9 historic drillholes (579 metres);
•	490 surface drillholes drilled between 2009 and 2012 (173,619 metres);
•	24 surface drillholes drilled in 2013 (5,200 metres); and
•	409 underground drillholes drilled in 2013 (38,840 metres).

Drillhole paths were surveyed at a nominal 50 metre interval using a Reflex EZ single shot instrument. There was no apparent drilling or recovery factor that would materially impact the accuracy and reliability of the drilling results.

The drill collars were surveyed by McElhanney Surveying from Terrace, BC. McElhanney Surveying used a total station instrument and permanent ground control stations for reference and have completed all the surveying on the project since 2009. All underground drill collars were surveyed by Procon.

Historical drill core sizes for surface drillholes were NQ (47.6 millimetre diameter) and BQ (36.5 millimetre diameter). Core size for drillholes collared from an underground exploration ramp at West Zone was AQ (27 millimetre diameter).

Core sizes for our surface collared drillholes are PQ (85 millimetre diameter), HQ (63.5 millimetre diameter) and NQ (47.6 millimetre diameter). Approximately 50% to 60% of the Company’s core is HQ size.  All drillcore collected from the underground drilling in 2013 was HQ size.

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

Mineral Processing and Metallurgical Testing

Several metallurgical test programs were carried out to investigate the metallurgical performance of the mineralization. The main test work was completed from 2009 to early 2014. The samples tested were generated from various drilling programs, including the samples tested by the bulk sample processing programs. The metallurgical test programs conducted on the Brucejack mineralization included head sample characteristics, gravity concentration, gold/silver bulk flotation, cyanidation, table concentrate melting and the determination of various process related parameters. The early test work focused on developing the flowsheet for gravity concentration, bulk flotation, and flotation concentrate cyanidation. The test work also studied the metallurgical responses of the samples to the gravity concentration flowsheet for gravity concentration followed by whole ore leaching. The later test work concentrated on the gravity-flotation concentration flowsheet.

In general, the Valley of the Kings Zone and West Zone mineralization is moderately hard. The mineral samples tested responded well to the conventional combined gravity and flotation flowsheet. The gold in the mineralization was amenable to centrifugal gravity concentration. On average, 40 to 50% of the gold in the samples were recovered by the gravity concentration. The flotation tests results indicated that bulk flotation can effectively recover the gold remained in the gravity concentration tailings using potassium amyl xanthate as a collector at the natural pH. Two stages of cleaner flotation would significantly upgrade rougher flotation concentrate. The gold in the mineralization showed better metallurgical performance, compared to silver. On average, approximately 96 to 97% of the gold and 91 to 92% of the silver were recovered to the gravity concentrate and bulk flotation concentrate at the grind size of 80% passing approximately 70 to 80 µm. There was a significant variation in metallurgical performances among the samples tested. This may be a result of the nugget gold effect. The industrial runs on the 10,000-t bulk sample for the 2013 bulk sample processing program and the 1,200-t high-grade Cleo mineralization conducted in 2014 showed that the gravity/flotation process flowsheet as designed for the Brucejack mineralization suited the treatment of the bulk sample. The results also showed that the gravity/flotation flowsheet adapted well for the varying mineralization and the wide range feed grades that were experienced during processing of the bulk sample.

Cyanide leach tests were also conducted to investigate the gold and silver extractions from various samples, including head samples, flotation concentrates, flotation tailings and gravity concentrates. In general, most of the sample responded reasonably well to direct cyanidation, excluding a few of samples containing higher contents of graphite (carbon), arsenic, or electrum. Cyanide leach process was not recommended for the feasibility study.

The test results suggest that the gold and silver recovery flowsheet for the mineralization should include gravity concentration, bulk rougher and scavenger flotation, rougher and scavenger concentrate regrinding, followed by cleaner flotation.

Mineral Processing

The process flowsheet developed for the Brucejack mineralization is a combination of conventional bulk sulphide flotation and gravity concentration to recover gold and silver. The processing plant will produce a gold-silver bearing flotation concentrate and gold-silver doré that will be produced by melting the gravity concentrate produced from the gravity concentration circuits. Based on the LOM average, the recovery process is estimated to produce approximately 5,600 kg of gold and 1,900 kg of silver as doré per year and 44,000 t of gold-silver bearing flotation concentrate per year from the mill feed, grading 14.1 g/t gold and 57.7 g/t silver. The estimated gold recoveries to the doré and flotation concentrate are 43.3% and 53.4%, respectively, totalling 96.7%. The estimated silver recoveries reporting to the doré and flotation concentrate are 3.5% and 86.5%, respectively, totalling 90.0%. The LOM average gold and silver contents of the flotation concentrate are anticipated to be approximately 157 g/t gold and 1,000 g/t silver. The flotation concentrate will be shipped off site to a smelter for further treatment to recover the gold and silver.

The process plant will consist of:

•	one stage of crushing (located underground);
•	a surge bin with a live capacity of 2,500 t on surface;
•	a semi-autogeneous grinding (SAG) mill and ball mill primary grinding circuit integrated with gravity concentration;
•	rougher flotation and rougher/scavenger flotation followed by rougher flotation concentrate regrinding; and
•	cleaner flotation processes.

A gravity concentration circuit will also be incorporated in the bulk concentrate regrinding circuit. The final flotation concentrate will be dewatered, bagged, and trucked to the transload facility in Terrace, British Columbia. It is expected that the flotation concentrate will be loaded in bulk form into rail cars for shipping to a smelter located in eastern Canada. The gravity concentrate will be refined in the gold room on site to produce gold-silver doré.

A portion of the flotation tailings will be used to make paste for backfilling the excavated stopes in the underground mine, and the balance will be stored in Brucejack Lake. The water from the thickener overflows will be recycled as process make-up water. Treated water from the water treatment plant will be used for mill cooling, gland seal service, reagent preparation, and make-up water.

Simplified Process Flowsheet

Mining Method

The underground mine design is largely unchanged from the previous feasibility study, supporting the extraction of 2,700 t/d of ore via transverse long hole open stoping (“LHOS”) and longitudinal LHOS. Paste backfill and modern trackless mobile equipment will be used. Mine access will be by a main decline from a surface portal close to the concentrator. A second decline will be dedicated to conveying crushed ore directly to the concentrator via two conveyors with a combined length of 800 m. There will be a two-year pre-production development period, with steady-state production being reached by the end of Year 2 of an 18-year LOM. The development and production sequence prioritizes high-grade areas while ramping up overall mine tonnage to the steady state, averaging approximately 980,000 t/a through to Year 16.

Geotechnical designs and recommendations are based on the results of site investigations, and geotechnical assessments that include rock mass characterization, structural geology interpretations, excavation and pillar stability analyses, and ground support design.

The groundwater flow system was conceptualized to provide inflow estimates to mine workings. These estimates referenced results of site investigations and hydrogeologic testing and were used to size dewatering equipment and as input to the process water balance.

Underground manpower will consist of technical staff, mining crews, mechanics, electricians, and other support personnel. Pre-production manpower will be supplied by a contractor, except personnel required for maintenance and technical support. Total manpower required for full production is 351, with up to 176 personnel on site at any given time.

The ventilation system is designed to meet British Columbia regulations. Permanent surface fans will be located at the portals of the twin, intake declines. All intake air entering the mine will be heated above freezing point.

Paste fill distribution design is based on a dual pumping system. A positive displacement pump in the paste fill plant will provide paste to all of the West Zone and the lower zones of the Valley of the Kings. The paste plant pump will also feed a booster pump located near the main access point to the Valley of the Kings area located on 1,320 Level.

Ore will be trucked from working areas to an underground crusher and then transferred to surface via two, 1.07 metres wide conveyors. Waste rock will be disposed in the underground mine whenever possible, with the balance trucked to surface for disposal in Brucejack Lake.

The mine will be dewatered using a dirty water system of sumps and pumps. Submersible and centrifugal pumps will be used for development and permanent mine operations. Solids captured in the main collection sump will be pumped to the mill for residual gold recovery. For underground worker safety, both permanent and portable refuge stations are planned. The emergency warning system will include phones, cap lamp warning system, and stench gas.

The total project initial mining capital during the pre-production period, including a 10% contingency, is estimated at $240 million. Sustaining mining capital of $280 million has been estimated for the production period. The total underground operating cost over the LOM is estimated to be $1,512 million, at an average LOM cost of $91.34/t.

Mineral Resource and Mineral Reserve Estimates

The West Zone resource estimate remains unchanged from the Mineral Resource estimate announced April 3, 2012, and filed on SEDAR April 30, 2012 (see Table 2 below).

In December 2013, Snowden completed a Mineral Resource estimate for the Valley of the Kings Zone of the Brucejack Project.

This December 2013 estimate was an update of the previous November 2012 Mineral Resource estimate and included over 40,000 metres of additional drilling, including 24 surface drillholes (5,200 metres) and 409 underground drillholes (38,840 metres) drilled in support of the underground bulk sample.  In addition to the drilling, a 10,000 tonne bulk sample was processed through a mill and detailed test work has been carried out to both validate the previous Mineral Resources and refine the estimation process for the updated Mineral Resource.

The result of the test work is an improved confidence in both the geological model and the grade estimate, with the definition of Measured Resources as part of the December 2013 Mineral Resource.

Bulk Sample Test Work

In 2013, Pretivm excavated a bulk sample from within the Valley of the Kings to further evaluate the geological interpretation and provide a comparison with the results from the Mineral Resource estimate. The location of the proposed bulk sample was selected to be representative of the grade and character of the typical mineralization in the Valley of the Kings.

The design of the bulk sample was limited by provincial legislation to a maximum allowable bulk sample size of 10,000 t. The bulk sample was collected as a series of nominal 100-t rounds in underground development. Pretivm elected to process the bulk sample both through a sample tower on site and at a custom mill (Contact Mill) in Montana, U.S.A. In Snowden’s opinion, the results of assaying of the samples from the sample tower provided an unacceptable degree of variation in the results due to the coarse gold nature of the mineralization and this information was not used further.

Prior to the December 2013 Mineral Resource estimate, the mill results from the underground bulk sample processing were used to investigate the local accuracy of the November 2012 Mineral Resource estimate within the Valley of the Kings, and to determine whether the estimation methodology could be improved for the December 2013 Mineral Resource estimate.

A series of statistical tests were run to determine whether any bias exists between the surface diamond drilling, underground diamond drilling, underground channel samples, and chip samples. No significant difference/bias, based on the statistical analysis, was evident between the different sample types.

However, additional test work in the estimation did display some bias caused by directional drilling in the area of the bulk sample. The underground drilling had been aligned in a north-south orientation which is consistent with the orientation of some high-grade mineralization identified in the bulk sample, resulting in under sampling of this mineralization. Removal of the underground drillholes resulted in an increase in the grade of the local estimate.

While there is no bias evident between the channel samples and the drilling, the location of numerous channel samples in the centre of some of the higher-grade mineralization does result in a local overestimation around the bulk sample crosscuts. Consequently, the decision was made not to use the channel samples for the final mineral resource estimate.

The final metal and tonnes from the mill accounting were compared to those predicted by the November 2012 Mineral Resource estimate for each drive to assess the effectiveness of the resource modelling process. This test work has in part relied on comparisons between the test estimates and results from the bulk sample processing. However, readers of this AIF and the Brucejack Report should be warned that there is a significant difference in the sample support for the resource estimate (each block in the resource estimate represents 2,700 t whereas the bulk sample packages are around 100 t), and the grade is not homogenous throughout any block. In other words, the grade can vary from a high-grade side of the block to a low-grade side of the block, whereas the block grade represents an average of the whole block. If the bulk sample happens to take a high-grade part of the block, then the comparison will look like the resource estimate under-estimated the grade, and conversely if the bulk sample takes a low-grade part of the block, then the comparison will look like the resource estimate over-estimated the grade in the block. Whilst it is not entirely valid to compare the results of the bulk sample with the resource estimate (given the different sample support) locally, it does provide the best opportunity to fine-tune the estimate to some hard data. The reader should be warned that the results are only used to give some local perspective to the grade estimates.

The results indicated that the November 2012 Mineral Resource underestimated the total metal content in the bulk sample by about 10%. In more detail, the November 2012 Mineral Resource estimated high-grade into lower-grade areas, and low-grade into the high-grade areas, a result of extrapolating the high-grade values around the high-grade core. This extrapolation of high-grade values was based on the nature of the mineralization and the interpreted continuity of the high grades.

Based on the bulk sample comparisons, Snowden concluded that the November 2012 Mineral Resource was a good representation of the contained metal within the Valley of the Kings deposit and satisfactory for mining studies based around bulk underground mining, but that it was not locally accurate at the 10 metre block scale. As a result further test work was undertaken to adjust the estimation method for the December 2013 Mineral Resource, to produce an estimate that is more responsive to the local scale grade variations.

Mineral Resource Estimate

The mineralization in the Valley of the Kings exists as steeply dipping semi-concordant (to stratigraphy) and discordant pod-like zones hosted in stockwork vein systems within the volcanic and volcaniclastic sequence.  High grade mineralization zones appear to be spatially associated, at least in part, with intensely silicified zones resulting from local silica flooding and over-pressure caprock formation.  High grade mineralization occurs both in the main east-west trending vein stockwork system, as well as in the rarer north-south trending part of the system.  Snowden notes that the Company has taken these various observations into consideration in its interpretation of the mineralization domains for the Valley of the Kings.

A threshold grade of 0.3 g/t Au was found to generally identify the limits to the broad zones of mineralization as represented in the drill cores at West Zone and the Valley of the Kings.  In the Valley of the Kings, a 1 g/t Au to 3 g/t Au threshold grade was used together with the Company’s interpretation of the lithological domains, to interpret high grade corridors within the broader mineralized zones, and define a series of mineralized domains for estimation.

All data was composited to the dominant sample length of 1.5 meter prior to analysis and estimation. Statistical analysis of the gold and silver data was carried out by lithological domain (at the Valley of the Kings) and mineralized domain. Review of the statistics indicated that the grade distributions for the mineralization within the different lithologies are very similar and as a result these were combined for analysis.  This is in agreement with field observations which indicate that the stockwork mineralization is superimposed on the stratigraphic sequence.  The summary statistics of composite samples from all domains exhibit a strong positive skewness with high coefficient of variation and some extreme grades.

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

Classification was applied based on geological confidence, data quality and grade variability.  Areas classified as Measured Resources at West Zone are within the well-informed portion where the resource is informed by 5 meter by 5 meter or 5 meter by 10 meter spaced drilling.  Measured Resources within Valley of the Kings are informed by 5 meter by 10 meter to 10 meter by 10 meter underground fan drilling and restricted to the vicinity of the underground bulk sample.

Areas classified as Indicated Resources are informed by drilling on a 20 meter by 20 meter to 20 meter by 40 meter grid within West Zone and Valley of the Kings.  In addition, some blocks at the edge of the areas with 20 meter by 20 meter to 20 meter by 40 meter drilling, were downgraded to Inferred where the high grades appear to have too much influence.  The remainder of the Mineral Resource is classified as Inferred Resources where there is some drilling information (and within around 100 metres of drilling) and the blocks occur within the mineralized interpretation.

Areas where there is no informing data and/or the lower grade material is outside of the mineralized interpretation are not classified as a part of the Mineral Resource.

Resource Reporting

The Mineral Resources are reported above a cut-off grade of 5 g/t gold equivalent (AuEq) which reflects the potential economics of a high grade underground mining scenario.  The AuEq value for each block is consistent with the November 2012 Mineral Resource.  In that evaluation, the AuEq value was calculated according to the formula (AuEq = Au + Ag/53) based upon prices of US$1,590/oz and US$30/oz for gold and silver respectively.  Recoveries for gold and silver are assumed to be similar.

High grade Mineral Resources for the Valley of the Kings and the West Zone are summarized in Table 1 and Table 2 respectively (below).

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

(4)
The Mineral Resource estimate stated in Table 1 and Table 2 is defined using 5 metre by 5 by 5 metre blocks in the well drilled portion of West Zone (5 metre by 10 metre drilling or better) and 10 metre by 10 metre by 10 metre blocks in the remainder of West Zone and in Valley of the Kings.

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

(1), (2), (3), (4) and (5) - See footnotes to Table 1.

Mineral Reserve Estimates

The mine design and Mineral Reserve estimate have been completed to a level appropriate for feasibility studies.  The Mineral Reserve estimate stated herein is consistent with CIM Standards on Mineral Resources and Mineral Reserves.  As such, the Mineral Reserves are based on Measured and Indicated Resources and do not include any Inferred Resources.

The Mineral Reserves were developed from the resource model “bjbm_1313_v11_cut”, which was provided to AMC by Snowden, on behalf of Pretivm, in February 2014.

A net smelter return (NSR) cut-off grade of $180/t of ore was used to define the Mineral Reserves (as used in previous studies).  The NSR for each block in the resource model was calculated as the payable revenue for gold and silver, less refining, concentrate treatment, transportation, and insurance costs.  The metal price assumptions are US$1,100/oz gold and US$17/oz silver.  Costs assume a C$ to US$ exchange rate of 0.92.

The NSR contributions for both flotation concentrate and doré were calculated individually, combined, and assigned to each block in the resource model.

Dilution and Recovery Estimates

In the evaluation of Mineral Reserves, modifying factors were applied to the tonnages and grade of all mining shapes (both stoping and development) to account for the dilution and ore losses that are experienced at all mining operations.

Ore dilution includes overbreak into the design hanging wall and design footwall, and also into adjacent backfilled stopes.  Diluting materials are assumed to carry no metal values in the estimation of Mineral Reserve grades.

The largest component of dilution at Brucejack will be paste backfill due to its inherently weaker strength compared to the hanging wall and footwall rock masses for any given dimensions of exposure.

Ore losses (recovery factors) are related to the practicalities of extracting ore under varying conditions, including difficult mining geometry, problematic rock conditions, losses in fill, and blasting issues.

The dilution factors were calculated from standard overbreak assumptions that are based on AMCs experience and benchmarking of similar long-hole open stope operations.

•
Longhole stopes (primary, secondary, tertiary) carry 1.0 metre of dilution from paste or country rock overbreak into the design hanging wall and design footwall, and 0.3 metre of backfill dilution from the floor.

•	Secondary or tertiary stopes carry an additional 1.0 metres of backfill dilution on each wall that exposes a primary stope.
•	Sill pillar stopes are treated as secondary stopes, given the additional backfill dilution that can be expected from the roof.
•	Ore cross-cuts carry 0.5 metre of dilution from rock overbreak into the design hanging wall and design footwall.
•	Production slashing of secondary stopes carries 0.5 metres of backfill dilution on each wall that exposes a primary stope.

Mineral Reserves

Mineral Reserves tabulated by zone and by reserve category are presented below.

The mining blocks divide the Mineral Reserves into logical parcels consistent with the mining sequence, and form the basis of the LOM development and production schedule.

Brucejack Mineral Reserves* by Zone and by Reserve Category (June 19, 2014)

Zone		Ore Tonnes (Mt)	Grade		Metal
			Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)
Valley of the Kings Zone	Proven	2.1	15.6	12	1.1	0.8
	Probable	11.5	15.7	10	5.8	3.9
	Total	13.6	15.7	11	6.9	4.6
West Zone	Proven	1.4	7.2	383	0.3	17.4
	Probable	1.5	6.5	181	0.3	8.6
	Total	2.9	6.9	279	0.6	26.0
Total Mine	Proven	3.5	12.2	161	1..4	18.2
	Probable	13.0	14.7	30	6.1	12.5
	Total	16.5	14.1	58	7.5	30.7
Note: *Rounding of some figures may lead to minor discrepancies in totals. Based on C$180/t cut-off grade, US$1,100/oz gold price, US$17/oz silver price, C$/US$ exchange rate = 0.92.

Brucejack Mineral Reserves* by Mining Block (June 19, 2014)

Mining Block	Ore Tonnes (Mt)	NSR ($/t)	Grade		Contained Metal
			Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)
Valley of the Kings Upper	4.3	578	16.9	12	2.3	1.6
Valley of the Kings Middle	5.7	503	14.9	10	2.7	1.9
Valley of the Kings Lower	3.7	530	15.5	9	1.8	1.1
Valley of the Kings	13.6	534	15.7	11	6.9	4.6
WZ Upper	0.6	304	4.2	407	0.1	8.0
WZ Lower	2.3	350	7.6	245	0.6	18.1
WZ	2.9	340	6.9	279	0.6	26.0
Mining Block Total	16.5	500	14.1	58	7.5	30.7
Note: *Rounding of some figures may lead to minor discrepancies in totals.  Based on C$180/t cut-off grade, US$1,110/oz gold price, US$17/oz silver price, C$/US$ exchange rate = 0.92.

Project Infrastructure

The Brucejack Project will require the development of a number of infrastructure items. The locations of project facilities and other infrastructure items were selected to take advantage of local topography, accommodate environmental considerations, and ensure efficient and convenient operation of the mine haul fleet.

Project infrastructure will include:

•	a 79 km access road at Highway 37 and travelling westward to Brucejack Lake with the last 12 km of access road to the mine site traversing the main arm of the Knipple Glacier;
•	internal site roads and pad areas;
•	grading and drainage;
•	avalanche hazard assessment;
•	mill building and process plant;
•	mine site operation camp;
•	transmission line and substation;
•	ancillary facilities;
•	water supply and distribution;
•	water treatment plant;
•	waste disposal;
•	tailings delivery system;
•	Brucejack Lake outlet control;
•	communications;
•	power supply and distribution;
•	fuel supply and distribution; and
•	off-site infrastructure including the Bowser Airstrip and Camp and the Knipple Transfer Station facilities.

Avalanche Hazard Assessment

An avalanche hazard assessment has been completed for the Brucejack Project. Mine site facilities and access routes are exposed to approximately 14 avalanche paths or areas, and the preliminary transmission line alignment crosses several avalanche paths. Avalanche magnitude and frequency varies depending on location. Potential consequences of avalanches reaching the Brucejack mine facilities, transmission line, worksites, and roads include damage to infrastructure, worker injury (or fatality), and project delays. Potential consequences of static snow loads on transmission towers include damage to towers and foundations, and potential loss of electrical service to the mine. Without mitigation to the effects of avalanches and static snow loading, there is a high likelihood of some of the above consequences affecting operations on an annual basis.

Avalanche mitigation for the Brucejack Project includes location planning, in order to avoid placement of facilities in avalanche hazard areas. For areas where personnel and infrastructure may be exposed, an avalanche management program will be implemented for mine operations during avalanche season (October through June). The program will utilize an Avalanche Technician team to determine periods of elevated avalanche hazard and provide recommendations for closures of hazard areas. The options for reducing control include explosive control, or waiting for natural settlement. Areas that are expected to have increased frequency of hazard and consequences will be evaluated for the installation of the remote avalanche control system (“RACS”) in order to allow for avalanche explosive control during reduced visibility (darkness and during storms). An allowance has been made in the capital and operating cost estimates for six RACSs.

Transmission Line

For the Brucejack transmission line, we retained Valard to review potential routes and develop an initial design for the transmission line to the Brucejack Project site, based on Valard’s current experience in the area. To this end, Valard reviewed potential routes and determined the preferred route to be an extension from an existing transmission line from a hydro generation facility to the south (near Stewart, British Columbia) to the Brucejack Project site. Based on the terrain and the expected construction conditions, single steel monopole towers are recommended for the design.

Site review indicates that the hazards in the area can be avoided through diligent siting of the tower structures and any structures exposed to hazards are expected to be designed to accommodate impact pressures. Worker risks are expected to be controlled by way of an active snow avalanche risk program.

Tailings Delivery System

Approximately one half of the tailings produced by mine operations will be stored underground as paste backfill and approximately one half will be placed on the bottom of Brucejack Lake. Tailings will be pumped from the tailings thickener at the process plant by slurry pipeline to the lake in a manner which will minimize suspended solids concentrations at the lake outlet. Fine particulate solids may also be suspended in the lake surface layer if fine waste rock is placed in the lake. Investigations on minimizing or eliminating this source of suspended solids in the lake outflow are underway.

Environmental

We are committed to operating the mine in a sustainable manner and according to our guiding principles. Every reasonable effort will be made to minimize long-term environmental impacts and to ensure that the Brucejack Project provides lasting benefits to local communities while generating substantial economic and social advantages for shareholders, employees, and the broader community. We respect the traditional knowledge of the Aboriginal peoples who have historically occupied or used the Brucejack Project area.

The Brucejack Project area ecosystem is relatively undisturbed by human activities. Our objective is to retain the current ecosystem integrity as much as possible during the construction and operation of the Brucejack Project. Upon closure and reclamation of the Brucejack Project, the intent will be to return the disturbed areas to a level of productivity equal to or better than that which existed prior to project development, and for the end configuration to be consistent with pre-existing ecosystems to the extent possible.

Capital Costs

The total estimated initial capital cost for the design, construction, installation, and commissioning of the Brucejack Project is US$746.9 million. A summary breakdown of the initial capital cost, including direct costs, indirect costs, owner’s costs, and contingency is provided below.

Summary of Initial Capital Cost

Major Area	Area Description	Capital Cost (US$ million)
Direct Costs
11	Mine Site	21.5
21	Mine Underground	179.5
31	Mine Site Process	53.8
32	Mine Site Utilities	30.5
33	Mine Site Facilities	53.5
34	Mine Site Tailings	3.5
35	Mine Site Temporary Facilities	33.4
36	Mine Site (Surface) Mobile Equipment	14.6
84	Off Site Infrastructure	89.1
Subtotal Direct Costs		479.4
91	Indirect Costs	127.5
98	Owner’s Costs	71.0
99	Contingency	69.0
Total Initial Capital Cost		746.9
Note: Numbers may not add due to rounding.

The purpose of this capital cost estimate is to provide feasibility-level input to the Brucejack Project financial model.

This is a Class 3 feasibility cost estimate prepared in accordance with the standards of the Association for the Advancement of Cost Engineering International (the “AACE”). The estimated degree of project definition meets or exceeds 30%. The accuracy of this estimate is deemed to be -15%/+20%. There was no deviation from the AACE’s recommended practices in the preparation of this estimate.

This feasibility estimate was prepared with a base date of Q2 2014 and does not include any escalation beyond this date. The quotations used for this feasibility study estimate were obtained in Q2 2014, and have a validity period of 90 days.

The capital cost estimate uses U.S. dollars as the base currency. Foreign exchange rates were applied as required. Duties and taxes and taxes are not included in the estimate. This estimate is divided into four general sections (direct costs, indirect costs, owners’ costs and contingency) and was developed based largely on first principles from a design, planning, and cost basis.

Operating Costs

The total LOM average operating cost for the Brucejack Project is estimated at $163.05/t ore milled which includes for:

•	mining;
•	process;
•	general and administration (G&A);
•	surface services;
•	backfill, including paste preparation; and
•	water treatment.

The operating costs exclude sustaining capital costs, off-site costs (such as shipping and smelting costs), taxes, or other government imposed costs, unless otherwise noted.

A total of 593 personnel are projected to be required for the Brucejack Project. The unit cost estimates are based on the LOM ore production and a mine life of 18 years. The currency exchange rate used for the estimate is 1.00:0.92 (C$/US$). The operating cost for the Brucejack Project has been estimated in Canadian dollars within an accuracy range of ±15%.

Economic Analysis

Tetra Tech prepared an economic evaluation of the Brucejack Project based on a pre-tax financial model. For the 18-year LOM and 16.55 Mt of mine plan tonnage, the following pre-tax financial parameters were calculated:

•	34.7% internal rate of return (“IRR”);
•	2.7-year payback on the US$746.9 million initial capital; and
•	US$2,251 million net present value (NPV) at a 5% discount rate.

A post-tax economic evaluation of the Brucejack Project was prepared with the inclusion of applicable taxes. The following post-tax financial parameters were calculated:

•	28.5% IRR;
•	2.8-year payback on the US$746.9 million initial capital; and
•	US$1,445 million NPV at a 5% discount rate.

The base case metal prices and exchange rate used for the Brucejack Technical Report are as follows:

•	gold – US$1,100/oz
•	silver – US$17.00/oz
•	exchange rate – 0.92:1.00 (US$:C$).

Project Execution Plan

The Brucejack Project will take approximately 33 months to complete from the start of basic engineering, through construction, to introduction of first material into the mill. A further two months is planned for commissioning and production ramp-up. The Brucejack Project execution schedule was developed to a Level 2 detail of all activities required to complete the Brucejack Project.

The Brucejack Project will transition from the study phase to basic engineering during the third quarter of 2014 and will move forward in the following phases:

•
Stage l – early works including mine development, the EAC application, permitting, access road upgrades, preliminary power transmission line right-of-way, basic engineering, and the procurement of long-lead equipment.

•	Stage ll – full project execution (following permit approval), including detailed engineering, procurement, construction team mobilization, construction, and commissioning.

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

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of Common Shares, without par value, and an unlimited number of Preferred Shares, without par value, issuable in series.  As at the date of this AIF, there were 132,582,397 Common Shares and no Preferred Shares issued and outstanding.

All of our Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of the Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities. The holders of Common Shares are entitled to receive any dividends declared by the Company in respect of the Common Shares, subject to the rights of holders of other classes ranking in priority to the Common Shares with respect to the payment of dividends, on a pro rata basis.  Any alteration of the rights attached to the Common Shares must be approved by at least two-thirds of the Common Shares voted at a meeting of our shareholders.

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

The following table sets out the price ranges (high, low and close) and trading volume of our Common Shares as quoted on the TSX for each month our most recently completed financial year:

Period	High ($)	Low ($)	Close ($)	Volume (Shares)
January, 2014	7.26	5.20	7.15	7,960,152
February, 2014	7.85	6.23	7.68	6,923,432
March, 2014	8.31	6.20	7.54	5,691,241
April, 2014	7.45	6.01	7.26	3,179,677
May, 2014	8.36	6.80	8.08	5,028,166

Period	High ($)	Low ($)	Close ($)	Volume (Shares)
June, 2014	8.88	6.76	8.83	6,290,140
July, 2014	9.43	7.36	9.27	9,614,696
August, 2014	8.08	7.11	8.08	4,924,425
September, 2014	7.98	5.83	7.84	6,122,187
October, 2014	6.97	4.60	6.76	5,464,187
November, 2014	7.07	4.69	6.99	6,132,175
December, 2014	7.38	5.58	7.05	13,738,488

The closing price of our Common Shares on the TSX and the NYSE on March 30, 2015, the last trading day before the date hereof, was C$6.49 and US$5.11 per Common Share, respectively.

Prior Sales

We did not issue any securities in our most recent financial year that are of a class that is not listed or quoted for trading on a marketplace.

The following table summarizes information about incentive stock options that were issued during 2014:

Date Granted	Number	Exercise Price
March 10, 2014	360,000	$7.26
May 16, 2014	150,000	$7.86
October 15, 2014	421,500	$6.55
December 16, 2014	60,000	$6.23

We adopted a Restricted Share Unit Plan (“RSUs”) during 2014 to allow our Board of Directors to grant our employees and consultants non-transferable share units based on the value of our share price at the date of grant.  The awards have a graded vesting schedule over a three-year period and are cash-settled immediately upon vesting.  During 2014, a total of 330,992 RSUs were issued with a market value of $6.84 per RSU.

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

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since	Number of Common Shares
Robert A. Quartermain British Columbia, Canada	President and Chief Executive Officer and Director	President and Chief Executive Officer of the Company from October 2010 to present. Retired from January 2010 to October 2010.	October 22, 2010	2,657,353 Common Shares
Joseph J. Ovsenek British Columbia, Canada	Executive Vice President, Chief Development Officer and Director
Executive Vice President and Chief Development Officer of the Company from March 2014 to present.
Vice President, Chief Development Officer of the Company from January 2011 to March 2014.
Senior Vice President, Corporate Development of Silver Standard from September 2009 to January 2011.
			December 21, 2010	125,575 Common Shares
Christopher Noel Dunn(1)(2) Massachusetts, USA	Director
Managing Partner of Ero Resource Partners LLC from February 2014 to present.
Managing Director of Liberty Mining & Metals, a subsidiary of Liberty Mutual Investments from September 2011 to December 2013.
Partner of Niantic Advisors LLC from April 2009 to October 2011.
			October 22, 2010	50,000 Common Shares
Ross Mitchell(1)(2) British Columbia, Canada	Director	Retired from July, 2007 to present.	October 22, 2010	105,000 Common Shares
Tom S.Q. Yip British Columbia, Canada	Chief Financial Officer and Director
Chief Financial Officer of the Company from January 2015 to present.
Chief Financial Officer of International Tower Hill Mines Ltd. from September 2011 to December 31, 2014.
Vice President, Finance and Chief Financial Officer of Silver Standard from July 2007 to August 2011.
			February 15, 2011	55,000 Common Shares
George Paspalas(2) British Columbia, Canada	Director
President and Chief Executive Officer of MAG Silver Corp. from October 2013 to present.
President and Chief Executive Officer of Aurizon Mines Ltd from August 2011 to June 2013.
Chief Operating Officer of Silver Standard Resources Inc. from June 2007 to December 2011.
			May 10, 2013	8,000 Common Shares
Peter Birkey(1) Minnesota, USA	Director	Consultant since October 2013. Executive Vice President at Liberty Mutual Asset Management from June 2004 to October 2013.	May 14, 2014	40,000 Common Shares
Shaoyang Shen British Columbia, Canada	Director	Managing Director for Overseas Development of Zijin Mining Group from May 2014 to present. Chief Operating Officer and Vice President of Silvercorp Metals Inc. from 2009 to April 2014.	January 16, 2015	10,000 Common Shares
Kenneth McNaughton British Columbia, Canada	Vice President, Chief Exploration Officer	Vice President, Chief Exploration Officer of the Company from January 2011 to present. Vice President, Exploration of Silver Standard from July 1991 to January 2011.	N/A	510,500 Common Shares
James Currie British Columbia, Canada	Vice President Chief Operating Officer
Vice President, Chief Operating Officer of the Company from March 2014 to present.
Chief Operating Officer for Elgin Mining Inc. from August 2012 to October, 2013.
Chief Operating Officer for Kimber Resources Inc. from January 2012 to July 2012.
Executive Vice President and Chief Operating Officer for New Gold Inc. from August 2008 to November 2011.
			N/A	Nil

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since	Number of Common Shares
Ian I Chang British Columbia, Canada	Vice President, Project Development	Vice President, Project Development for the Company, from April 2011 to present. Project Director and Head of Project Management for Fluor Canada Limited from February 2008 to April 2011.	N/A	2,553 Common Shares
Michelle Romero British Columbia, Canada	Vice President Corporate Relations
Vice President, Corporate Relations for the Company from August 2013 to present.
Director, Corporate Relations for the Company from February 2011 to August 2013.
Director, Investor Relations of Silver Standard from June 2004 to February 2011.
			N/A	37,300 Common Shares
Notes:
(1)	Member of the Audit Committee.
(2)	Member of the Compensation and Corporate Governance Committee.

Shareholdings of Directors and Senior Officers

Our directors and executive officers, as a group, beneficially own, control or direct, directly or indirectly, 3,601,281 Common Shares representing approximately 2.72% of the issued and outstanding Common Shares and hold options to acquire an additional 8,867,000 Common Shares, representing approximately 8.60% of the Common Shares on a fully-diluted basis.

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

Conflicts of Interest

To the best of our knowledge, there are no known existing or potential conflicts of interest between the Company and any of our directors or officers as a result of such individual’s outside business interests at the date hereof. However, certain of our directors and officers are, or may become, directors or officers of other companies with businesses which may conflict with our business.  Accordingly, conflicts of interest may arise which could influence these individuals in evaluating possible acquisitions or in generally acting on behalf of the Company. Pursuant to the BCBCA, directors are required to act honestly and in good faith with a view to the best interests of the Company. As required under the BCBCA and our Articles:

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

The Company’s current audit committee is comprised of Ross Mitchell (Chair), Christopher Noel Dunn and Peter Birkey.  All committee members are independent and financially literate as such terms are defined in NI 52-110.

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

Peter Birkey is an Investment Executive who has over twenty years of experience investing in the financial markets and advising both public and private companies. Mr. Birkey was an Executive Vice President for Liberty Mutual Asset Management responsible for all Strategy, Public Markets, Risk Management, Real Estate and Special Situations until October 2013.  Prior to this, he was a Senior Vice President for AmerUs Capital Management (now Aviva USA) and a Portfolio Manager for AEGON USA. Mr. Birkey earned a MBA in Finance and Marketing with the highest honors from the University of Chicago. He is also a Charted Financial Analyst and holds a Bachelors degree in Economics and Business Administration from Coe College.

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

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in respect of the last two financial years are as follows:

	2013	2014
Audit Fees(1)	$75,000	$86,500
Audit-Related Fees(2)	$40,500	$95,400
Tax Fees(3)	Nil	Nil
All Other Fees	Nil	Nil

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

RISK FACTORS

Investing in the securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of exploration of our mineral properties. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking information relating to the Company, or our business, property or financial results, each of which could cause purchasers of securities to lose part or all of their investment. You should carefully consider the following risk factors along with other risk factors included elsewhere in the AIF.

Risks Related to the Business of the Company

The Company is subject to lawsuits that could divert its resources and result in the payment of significant damages and other remedies.

The Company is engaged as a defendant in several class action lawsuits filed by certain shareholders of the Company. Litigation resulting from these claims could be costly and time-consuming and could divert the attention of management and key personnel from our business operations. We cannot assure that we will succeed in defending any of these claims and those judgments will not be entered against us with respect to the litigation resulting from such claims. If we are unsuccessful in our defense of these claims or unable to settle the claims in manner satisfactory to us, we may be faced with significant monetary damages or injunctive relief against us that could have a material adverse effect on our business and financial condition.

As of the date hereof, we are aware of legal proceedings in Ontario and in New York, as more particularly described in the section entitled “Legal Proceedings” on page 63 of this AIF.

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

We do not currently have mineral properties under development. Even if the future development of any of our properties is found to be economically feasible, and the development of which is approved by the Board, such development will require the construction and operation of mines, processing plants and related infrastructure. As a result, we are and will continue to be subject to all of the risks associated with establishing new mining operations, including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•	the availability and cost of skilled labour, mining equipment and principal supplies needed for operations;

•	the availability and cost of appropriate smelting and refining arrangements;

•	the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;

•	the availability of funds to finance construction and development activities;

•	potential opposition from non-governmental organizations, First Nations, environmental groups, local groups or other stakeholders which may delay or prevent development activities; and

•	potential increases in construction and operating costs due to changes in the cost of labour, fuel, power, materials and supplies.

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

We have a history of negative operating cash flow and a significant accumulated deficit. We may continue to incur losses and to experience negative operating cash flow for the foreseeable future.

We have incurred net losses in each fiscal year since our inception. For the year ended December 31, 2014, we had a net loss of $12.4 million and at December 31, 2014, we had an accumulated deficit of $75.8 million.  We expect to incur losses unless and until such time as our mineral projects generate sufficient revenues to fund continuing operations.  We have increased our exploration expenses in recent periods and we plan further increases in the future as cash flows allow.  The planned increases in exploration expenses may result in larger losses in future periods.

The exploration and development of our mineral properties will require the commitment of substantial financial resources that may not be available. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners and the acquisition of additional property interests, some of which are beyond our control. Our business strategies may not be successful and we may not be profitable in any future period. Our operating results have varied in the past and they may continue to fluctuate in the future. In addition, our operating results may not follow any past trends.

The Company had negative operating cash flow for the financial years ended December 31, 2014 and December 31, 2013.  The Company anticipates that it will continue to have negative cash flow until such time, if at all, that profitable commercial production is achieved.  We cannot provide assurance that we will ever achieve profitability. To the extent that the

Company has negative cash flow in future periods, the Company may need to allocate a portion of its cash reserves to fund such negative cash flow. The Company may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to the Company.

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

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important determinants for capital and operating costs.  The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of our projects.  If adequate infrastructure is not available in a timely manner, we cannot assure you that the exploitation or development of our projects will be commenced or completed on a timely basis, or at all, or that the resulting operations will achieve the anticipated production volume, or that the construction costs and operating costs associated with the exploitation and/or development of our projects will not be higher than anticipated.  In addition, unusual weather phenomena, sabotage, government, First Nations or other interference in the maintenance or provision of such infrastructure could adversely affect our operations and profitability.  In addition, there are risks associated with the construction of an underground mining project relating to, among other things, supervision of the contractors, cost estimating, delivery and operation of equipment, and disposal of waste rock.

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

Our current and anticipated future operations, including further exploration, development and commencement of production on our mineral properties, require permits from various governmental authorities. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon many variables not within our control. Shortages of personnel in various levels of government could result in delays or inefficiencies. Backlog within permitting agencies affected by the number of other large-scale projects currently in a more advanced stage of development could slow down the review process and adversely affect the permitting timeline of our projects. Negative public and stakeholder opinion is another factor that could affect the permitting timeline. As well, the specific permitting requirements that will ultimately apply to any project are difficult to correctly assess at the exploration and development stage. In addition, our future development plans may require us to obtain the necessary surface rights from the owners of such rights in order to complete the development of our projects.

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
Due to the nature of the Company’s business, we may be subject to a variety of regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of the Company’s business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on our business.

We may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act.

During our 2014, 2013 and 2012 fiscal years, we documented and tested our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”).  SOX requires an annual assessment by management of the effectiveness of our internal control over financial reporting and, for fiscal years commencing with our fiscal year ended December 31, 2012, an attestation report by our independent auditors addressing the effectiveness of internal control over financial reporting.  We may fail to maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and we may not be able to conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with Section 404 of SOX.  Our failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price or the market value of our securities.  In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.  Future acquisitions of companies, if any, may provide us with challenges in implementing the required processes, procedures and controls in our acquired operations. No evaluation can provide complete assurance that our internal control over financial reporting will detect or uncover all failures of persons within our Company to disclose material information otherwise required to be reported.  The effectiveness of our processes, procedures and controls could also be limited by simple errors or faulty judgments.  In addition, as we continue to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that we continue to monitor our internal control over financial reporting.  Although we intend to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, we cannot be certain that we will be successful in complying with Section 404 of SOX.

We are subject to increased regulatory compliance costs relating to the Dodd-Frank Act.

In July 2010, the Dodd-Frank Act was enacted, representing an overhaul of the framework for regulation of U.S. financial markets.  The Dodd-Frank Act calls for various regulatory agencies, including the SEC and the Commodities Futures Trading Commission, to establish regulations for implementation of many of the provisions of the Dodd-Frank Act.  If we fail to comply with new laws, regulations and standards, regulatory authorities may initiate legal proceedings against us and our business may be harmed. For example, in December 2011, the SEC approved amendments to require companies in the mining industry to disclose in their periodic reports filed with the SEC substantial additional information about safety issues relating to their mining operations. This heightened scrutiny could generate negative publicity for the mining industry, increase the cost of compliance with mining regulations or result in the passage of new laws and regulations, any of which could negatively affect our business results. We may also need to incur additional costs and invest additional resources, including management’s time, in order to comply with new regulations and additional reporting and disclosure obligations.

We face potential opposition from non-governmental organizations.

In recent years, communities and non-governmental organizations (“NGOs”) have become more vocal and active with respect to mining activities at or near their communities.  These communities and NGOs have taken such actions as road closures, work stoppages, and law suits for damages.  These actions relate not only to current activities but often in respect of decades old mining activities by prior owners of mining properties.  Such actions by communities and NGOs may have a material adverse effect on our results of operations or financial condition.

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

Additional uncertainty has arisen due to the recent decision of the Supreme Court of Canada in Tsilhqot’in Nation v. British Columbia (2014 SCC 44), which recognized the Tsilhqot’in Nation as holding Aboriginal Title to approximately 1,900 square kilometers of territory in the interior of British Columbia.  This decision represents the first successful claim for Aboriginal Title in Canada and may lead other First Nations in British Columbia to pursue Aboriginal Title in their traditional land-use areas.

A portion of the Brucejack Project lies within traditional First Nation territory and in the Nass Area, as defined in the final Agreement between the Nisga’a First Nation and the federal and provincial governments, which came into effect on May 11, 2000 (the “Final Agreement”). However, there may be overlapping claims by other First Nations. Given the unsettled nature of land claims and treaty rights in British Columbia, as well as the rights of the Nisga’a under the Nisga’a Final Agreement, there can be no guarantee that there will not be delays in project approval, unexpected interruptions in project progress, requirements for First Nations consent, cancellation of permits and licences, or additional costs to advance the Company’s projects.

In order to facilitate mine permitting, construction and the commencement of mining activities, the Company may deem it necessary and prudent to try to obtain the cooperation and approval of the local First Nations groups. Any cooperation and approval may be predicated on our committing to take measures to limit the adverse impacts on local First Nations groups and ensuring that some of the economic benefits of the construction and mining activity will be enjoyed by the local First Nations groups. There can be no guarantee that any of our efforts to secure such cooperation or approval would be successful or that the assertion of First Nations rights and title, or claims of insufficient consultation or accommodation, will not create delays in project approval or unexpected interruptions in project progress, requirements for First Nations consent, cancellation of permits and licences, or result in additional costs to advance our projects.

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

Any one or more of these factors or other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on our financial condition.   We may not be able to successfully overcome these risks and other problems associated with acquisitions, and this may adversely affect our business, financial condition or results of operations.

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

We are dependent on the services of key executives and other highly skilled and experienced personnel to advance our corporate objectives as well as the identification of new opportunities for growth and funding.  Robert A. Quartermain, Joseph J. Ovsenek, Kenneth McNaughton, James Currie and Tom Yip are currently our key executives. It will be necessary for us to recruit additional skilled and experienced management and personnel. Our inability to do so, or the loss of Mr. Quartermain or any of our key executives, or our inability to attract and retain suitable replacements for such executives or the additional highly skilled employees required for our activities, would have a material adverse effect on our business and financial condition.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

Certain of our directors and officers also serve as directors or officers, or have significant shareholdings in, other companies involved in natural resource exploration and development or mining-related activities. To the extent that such other companies may participate in ventures that we may also participate in, or in ventures that we may seek to participate in, our directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where our directors and officers have an interest in other companies, such other companies may also compete with us for the acquisition of mineral property investments. Such conflicts of our directors and officers may result in a material and adverse effect on our profitability, results of operation and financial condition. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

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

We conducted due diligence with respect to the Brucejack Project and the other Project Assets prior to our acquisition of such assets in December 2010; however, there is no certainty that our due diligence procedures revealed all of the risks and liabilities associated with the Acquisition. Silver Standard provided limited representations in the Acquisition Agreement with respect to the Brucejack Project and other Project Assets and those representations were limited by the knowledge of the persons giving such representations. The survival period of those representations has since expired.  Also, under the Acquisition Agreement the Company agreed to assume all environmental liabilities with respect to the Brucejack Project and other Project Assets. There may be material environmental or other material liabilities that we are not aware of and, accordingly, the potential monetary cost of such liabilities is also unknown.

Failure to comply with the U.S. Foreign Corrupt Practices Act (“FCPA”), as well as the anti-bribery laws of the nations in which we conduct business (such as the UK’s Bribery Act or the Corruption of Foreign Public Officials Act of Canada (“CFPOA”)), could subject us to penalties and other adverse consequences.

Our business is subject to the FCPA which generally prohibits companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The FCPA also requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries. In addition, we are subject to other anti-bribery laws of the nations in which we conduct business that apply similar prohibitions as the FCPA (such as the UK’s Bribery Act, the CFPOA and the OECD Anti-Bribery Convention). Our employees or other agents may, without our knowledge and despite our efforts, engage in prohibited conduct under our policies and procedures and the FCPA or other anti-bribery laws that we may be subject to for which we may be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact our future financial position or results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future. Compliance with changing regulations of corporate governance and public disclosure may result in additional expenses. All of these uncertainties are leading generally toward increasing insurance costs, which may adversely affect our business, results of operations and our ability to purchase any such insurance, at acceptable rates or at all, in the future.

Anti-takeover provisions could discourage a third party from making a takeover offer that could be beneficial to our shareholders.

Some of the provisions in our articles could delay or prevent a third party from acquiring us or replacing members of our Board, even if the acquisition or the replacements would be beneficial to our shareholders. Such provisions include the following:

•	shareholders cannot amend our articles unless at least two-thirds of the shares entitled to vote approve the amendment; and

•	our Board can, without shareholder approval, issue preferred shares having any terms, conditions, rights and preferences that the Board determines.

These provisions could also reduce the price that certain investors might be willing to pay for our securities and result in the market price for our securities, including the market price for our Common Shares, being lower than it would be without these provisions.

A period of significant growth can place a strain on management systems.

If we experience a period of significant growth in the number of our personnel this could place a strain upon our management systems and resources. Our future will depend in part on the ability of our officers and other key employees to implement and improve our financial and management controls, reporting systems and procedures on a timely basis and to expand, train and manage our employee workforce. There can be no assurance that we will be able to effectively manage such growth. Our failure to do so could have a material adverse effect upon our business, prospects, results of operation and financial condition.

Significant shareholders of the Company could influence our business operations and sales of our Common Shares by such significant shareholders could influence our common share price.

To the best of our knowledge, Silver Standard holds approximately 13.06% of our outstanding Common Shares. For as long as Silver Standard maintains a significant interest in the Company, it may be in a position to affect our governance and operations. Pursuant to the Investor Rights Agreement, Silver Standard is entitled to nominate to serve as members of our Board such number of nominees as is equal to the lesser of (i) one less than the number which constitutes a majority of the Board and (ii) the percentage of the Common Shares held by Silver Standard and securities convertible or exchangeable into Common Shares multiplied by the number of directors comprising the Board (rounded to the nearest whole number of nominees). In addition, Silver Standard may have significant influence over the passage of any resolution of our shareholders (such as would be required, to amend our constating documents or take certain other corporate actions) and may, for all practical purposes, be able to ensure the passages of any such resolution by voting for it or prevent the passage of any such resolution by voting against it. The effect of this influence by Silver Standard may be to limit the price that investors are willing to pay for our Common Shares. In addition, the potential that Silver Standard may sell its Common Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such Common Shares in the public market, could adversely affect the market price of the Common Shares.

Pursuant to a subscription agreement between Liberty Metals & Mining Holding, LLC (“Liberty”) and the Company dated April 22, 2013, for so long as Liberty and their affiliates hold at least 4.75% of our issued and outstanding Common Shares, Liberty is entitled to nominate one individual to serve on our Board and Liberty has the right to maintain its and its affiliates proportionate ownership of our Common Shares by participating pro rata in issuances of our Common Shares (subject to certain exceptions). As of the date of this AIF, Liberty and its affiliates held approximately 6.28% of our issued and outstanding Common Shares.

Pursuant to a subscription agreement between XinXing Global Limited (“XinXing”) and the Company dated December 8, 2014, for so long as XinXing and their affiliates hold at least 4.75% of our issued and outstanding Common Shares, XinXing is entitled to nominate one individual to serve on our Board and XinXing has the right to maintain its and its affiliates proportionate ownership of our Common Shares by participating pro rata in issuances of our Common Shares (subject to certain exceptions). As of the date of this AIF, XinXing and its affiliates held approximately 9.68% of our issued and outstanding Common Shares.

Risks Related to our Securities

Future sales or issuances of debt or equity securities could decrease the value of any existing Common Shares, dilute investors’ voting power and reduce our earnings per share.

We may sell or issue additional debt or equity securities in offerings to finance our operations, exploration, development, acquisitions or other projects.

We cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Common Shares.

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

Our Common Share price has experienced volatility and may be subject to fluctuation in the future based on market conditions.

The market prices for the securities of mining companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company.  In addition, because of the nature of our business, certain factors such as our announcements and the public’s reaction, our operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of our resources, government regulations, changes in earnings estimates or recommendations by research analysts who track our securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements” can have an adverse impact on the market price of our Common Shares.

Any negative change in the public’s perception of our prospects could cause the price of our securities, including the price of our Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of mining companies in general could depress the price of our securities, including the price of our Common Shares, regardless of our results. Following declines in the market price of a company’s securities, securities class-action litigation is often instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of our management’s attention and resources.

Future issuances of equity securities by us or sales by our existing shareholders may cause the price of our securities to fall.

The market price of our equity securities could decline as a result of issuances of securities by us or sales by our existing shareholders of Common Shares in the market, or the perception that these sales could occur, during the currency of our short form base shelf prospectus dated July 16, 2014. Sales of our Common Shares by shareholders might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. With an additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in earnings per share.

You may be unable to enforce actions against us, certain of our directors and officers, or the experts named in this AIF under U.S. federal securities laws.

We are a company incorporated under the laws of the Province of British Columbia.  Most of our directors and officers, as well as the experts named in this AIF, reside principally in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside of the United States, it may not be possible for you to effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for you to enforce against us or those persons in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws.  Therefore, it may not be possible to enforce those actions against us, certain of our directors and officers or the experts named in this AIF.

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

We may be treated as a “passive foreign investment company” under the U.S. Internal Revenue Code, which could result in adverse U.S. federal income tax consequences for U.S. investors.

U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that we are classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. The determination of whether we are a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of our income, expenses and assets from time to time and the nature of the activities performed by our officers and employees. Prospective investors should carefully read the tax discussion in any applicable prospectus supplement for more information and consult their own tax advisers regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.

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

The Company is aware of the following legal proceedings:

a) Canadian Class Actions

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action against the Company, Robert Quartermain (a director, the President and the CEO of the Company) and Snowden (the “Wong Action”). A similar proposed class action was filed by Roksana Tahzibi, a shareholder of the Company, on November 1, 2013 (the “Tahzibi Action”). The defendants in the Tahzibi Action are the Company, Mr. Quartermain, Joseph Ovsenek (an officer and director of the Company), Kenneth McNaughton (an officer of the Company), Ian Chang (an officer of the Company) and Snowden. The Wong Action and Tahzibi Action (together, the “Ontario Actions”) were filed in the Ontario Superior Court of Justice.

The plaintiffs in the Ontario Actions seek certification of a class action on behalf of a class of persons, wherever they reside, who acquired the Company’s common shares commencing on November 22, 2012 and ending on October 22, 2013 (in the case of the Wong Action) or commencing on July 23, 2013 and ending on October 21, 2013 (in the case of the Tahzibi Action). The plaintiffs in the Ontario Actions allege that certain of the Company’s disclosures contained material misrepresentations or omissions regarding the Brucejack Project, including statements with respect to probable mineral reserves and future gold production at the Brucejack Project. The plaintiffs further allege that until October 22, 2013, the Company failed to disclose alleged reasons provided by Strathcona Mineral Services Ltd. (“Strathcona”) for its resignation as an independent qualified person overseeing the bulk sample program. The Tahzibi Action also includes a claim for unjust enrichment as against Mr. McNaughton.

The plaintiffs allege that certain of our continuous disclosure documents filed in Canada contained material misrepresentations or omissions regarding our Brucejack Project, including statements with respect to probable mineral reserves and future gold production at Brucejack, and failed to communicate alleged information from Strathcona.  The plaintiffs allege these misrepresentations and omissions are actionable as negligent misrepresentations or misrepresentations under various provincial Securities Acts.  The plaintiffs seek general damages of $60 million (in the Wong Action) and $250 million (in the Tahzibi Action) as well as pre- and post-judgment interest and costs.

Consultants from Strathcona were engaged in late 2012 as independent qualified persons to oversee the 10,000-tonne bulk sample program and produce a report at the conclusion of the program once all data, including the assay results from sample tower and the 16,789 metres of completed underground drilling, had been compiled. The report was expected to reconcile the assay results from the sample tower against a local resource estimate prepared by Snowden based on the program drilling, which would provide an empirical grade prediction variance for a stope-sized tonnage that could be related to and used for resource classification. Strathcona’s report on the program was expected in early 2014.

Strathcona withdrew from the program on October 8, 2013 before any results from the processing of the bulk sample were available. In withdrawing from the program, Strathcona advised the Company that “…there are no valid gold mineral resources for the Valley of the Kings Zone, and without mineral resources there can be no mineral reserves, and without mineral reserves there can be no basis for a Feasibility Study.” They also advised that “…statements included in all recent press releases [by Pretivm] about probable mineral reserves and future gold production [from the Valley of the Kings Zone] over a 22-year mine life are erroneous and misleading.” Snowden maintained its stance that its November 2012 Mineral Resource estimate remained valid, and had taken steps to involve a third party peer review in its up-coming mineral resource update.

In addition, Strathcona advised that “The infrequent high-grade intercepts reported in the press releases have been shown in the underground exposures of the bulk sample program to usually be of very narrow width (0.5 metres) and associated with narrow geological structures that occasionally have mineable continuity as in the case of the Cleopatra Vein.” We noted at the time that the results from the Valley of the Kings program drilling had been, from the outset, consistent with results from prior exploration drilling in the Valley of the Kings. Drilling had frequently intersected extreme grade mineralization over narrow widths, with 47 intersections grading greater than 1,000 grams of gold per tonne from underground drilling (on average there is one in every 550 metres of 2013 drilling) and 125 intersections in total to date grading greater than 1,000 grams of gold per tonne for the Valley of the Kings. The program was initiated, amongst other reasons, to determine the bulk mineability of the Valley of the Kings mineralization. These reasons and the form of mineralization had been discussed with Strathcona prior to their engagement.

When it withdrew, Strathcona advised Pretivm that it had previously asserted similar views critiquing the Snowden resource model for the Valley of the Kings, accompanied with “recommendations” for public disclosure of the preliminary bulk sample data supporting their conclusions. At one point, these assertions, conclusions and “recommendations” were made on the basis of approximately 20% of the underground drilling results, no assay results from the sample tower and no results from production.

Snowden consistently and repeatedly advised in response to all comments from Strathcona that the true test of the resource estimate would only come from the reconciliation results between the ultimate grade of the bulk sample (as defined by produced metal and metal accounting) and the grade of the resource estimate for the same volume. Strathcona resigned before Snowden had an opportunity to formally respond to their assertions.

Both Pretivm’s management and Snowden shared a number of significant concerns with respect to Strathcona’s conclusions. They contended that the Strathcona conclusions were based on: (a) the interpretation of preliminary data, (b) the interpretation of too few data, and (c) the incorrect interpretation and application of preliminary local data for comparison to the resource estimate model. Pretivm management and Snowden also shared significant concerns that the sampling tower approach for the Valley of the Kings deposit may be flawed.

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

b) United States Class Actions

Between October 2013 and November 2013, five putative class action complaints were filed in the United States against the Company and certain of its officers and directors, alleging that the defendants violated the U.S. securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Project. All five actions were filed in the United States District Court for the Southern District of New York.

In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552. The Court has appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased the Company’s common shares between November 20, 2012 and October 21, 2013.

In March 2014, the plaintiffs filed a consolidated amended class action complaint, which we moved to dismiss in May 2014.  In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”).  We moved to dismiss the Second Amended Complaint on September 5, 2014 and the plaintiffs filed their Opposition to our Motion to Dismiss on October 20, 2014.  On November 19, 2014, we filed a reply to the plaintiffs’ Opposition to our Motion to Dismiss.  The Court has not yet issued a decision on the motion.

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

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, having an address at Suite 700, 250 Howe Street, Vancouver, British Columbia, Canada V6C 3S7.

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

INTEREST OF EXPERTS

Each of the co-authors of Brucejack Report listed below is a “qualified person” for the purposes of NI 43-101.  Each qualified person, as applicable, has reviewed and approved certain scientific and technical information relating to the Brucejack Project contained or incorporated by reference in this AIF or has supervised the preparation of information upon which such scientific and technical information is based as detailed in the Brucejack Report.

Disclosure	Authors	Qualified Person
Brucejack Report	Tetra Tech	David Ireland, C.Eng., P.Eng. Ali Farrah, P.Eng. Wayne E. Scott, P.Eng. Michael Chin, P.Eng. Sabry Abdel Hafez, Ph.D., P.Eng. Harvey Wayne Stoyko, P.Eng. Jianhui (John) Huang, Ph.D., P.Eng.
	Snowden Mining Industry Consultants Inc.	Lynn Olssen, MAusIMM(CP)
	AMC Mining Consultants (Canada) Ltd.	Colm Keogh, P.Eng. George Zazzi, P.Eng.
	ERM Rescan	Paul Greisman, Ph.D., P.Eng. Pierre Pelletier, P.Eng.

	BGC Engineering Inc.	Trevor Crozier, M.Eng., P.Eng. Sharon Blackmore, M.Sc., P.Geo. Brent McAfee, P.Eng. Catherine Schmid, M.Sc., P.Eng. Hamish Weatherly, M.Sc., P.Geo.
	Alpine Solutions Avalanche Services	Brian Gould, P.Eng.
	Valard Construction	Michael Paul Wise, P.Eng.
“General Development of the Business” and “Narrative Description of the Business”	Ian I. Chang M.A.Sc., P.Eng Kenneth C. McNaughton, M.A.Sc., P.Eng.

None of the aforementioned companies, partnerships or persons, each of whom are named in this AIF as having prepared reports or having been responsible for reporting exploration results relating to our mineral properties and whose profession or business gives authority to such reports, or any director, officer, partner, or employee thereof, as applicable, received or has received a direct or indirect interest in our property or of any of our associates or affiliates.  As at the date hereof, such persons, and the directors, officers, partners and employees, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company.

None of such persons, or any director, officer or employee, as applicable, of any of the aforementioned companies or partnerships, has any interest in any securities or other property of the Company or any of our associates or affiliates or is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any of our associates or affiliates, except for Kenneth C. McNaughton, who is our Vice President and Chief Exploration Officer and who holds 510,500 Common Shares and 1,600,000 options to purchase Common Shares, and Ian I Chang, who is our Vice President Project Development and who holds 2,553 Common Shares and 445,000 options.

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

Additional financial information is provided in the Company's financial statements and MD&A for its most recently completed financial year, also filed on SEDAR.  In addition, copies of these documents may be obtained from the Company by contacting the Company at Suite 1600, 570 Granville Street, Vancouver, British Columbia V6C 3P1, telephone: (604) 558-1784, fax: (604) 558-4784.

-A1-

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

-A2-

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

-A3-

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

-A4-

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

-A5-

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

-A6-

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

-A7-

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
YEAR ENDED DECEMBER 31, 2014
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

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

“Robert A. Quartermain”	“Tom S. Q. Yip”
Robert A. Quartermain	Tom S. Q. Yip
Chief Executive Officer	Chief Financial Officer

March 3, 2015

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (1992).

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014.

PricewaterhouseCoopers LLP, our independent auditors, has issued an audit report on internal control over financial reporting for the Company as of December 31, 2014, which is included herein.

“Robert A. Quartermain”	“Tom S. Q. Yip”
Robert A. Quartermain	Tom S. Q. Yip
Chief Executive Officer	Chief Financial Officer

March 3, 2015

Independent Auditor’s Report

To the Shareholders of Pretium Resources Inc.
We have completed integrated audits of Pretium Resources Inc.’s (the Company) December 31, 2014 and December 31, 2013 consolidated financial statements and its internal control over financial reporting as at December 31, 2014. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Pretium Resources Inc., which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013 and the consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Pretium Resources Inc. as at December 31, 2014 and December 31, 2013 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Pretium Resources Inc. internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Opinion
In our opinion, Pretium Resources Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by COSO.

signed “PricewaterhouseCoopers LLP”
Chartered Accountants
Vancouver, British Columbia March 3, 2015

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

		Year ended December 31,
	Note	2014	2013

ASSETS

Current assets
Cash and cash equivalents		$34,495,175	$11,575,090
Receivables and other	6	12,551,947	8,029,053
		47,047,122	19,604,143

Non-current assets
Restricted cash	7	1,697,250	1,208,000
Property, plant and equipment	10	8,833,945	8,658,520
Mineral interests	7	759,237,949	696,790,071
		769,769,144	706,656,591

Total Assets		$816,816,266	$726,260,734

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		$13,276,852	$8,385,603

Non-current liabilities
Decommissioning and restoration provision		2,096,377	1,900,013
Deferred income tax	13	22,212,028	17,936,121
		37,585,257	28,221,737

EQUITY

Share capital	8	795,034,595	707,547,196
Share based payment reserve	8	59,969,633	53,820,248
Deficit		(75,773,219)	(63,328,447)
		779,231,009	698,038,997

Total Equity and Liabilities		$816,816,266	$726,260,734
Contingencies	14
Subsequent events	15

These consolidated financial statements were authorized for issue by the Board of Directors on March 3, 2015.

On behalf of the Board:
“Ross A. Mitchell”	“C. Noel Dunn”
Ross A. Mitchell (Chairman of Audit Committee)	C. Noel Dunn (Director)

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

		Year ended December 31,
	Note	2014	2013

EXPENSES

Accretion of decommissioning and restoration provision		$35,478	$30,664
Amortization		70,053	66,133
Consulting		95,751	65,008
General and administrative		1,137,268	871,696
Insurance		344,543	305,931
Investor relations		1,105,584	884,249
Listing fees		264,450	559,716
Professional fees		983,068	386,711
Salaries		1,893,494	1,715,595
Share-based compensation	8	2,847,849	5,431,093
Travel and accommodation		220,392	250,574
Interest income		(405,671)	(460,142)
Foreign exchange gain		(343,728)	-

Loss before tax		8,248,531	10,107,228

Deferred income tax expense	13	4,196,241	6,476,458

Net loss and comprehensive loss for the year		$12,444,772	$16,583,686
Basic and diluted loss per common share		$0.11	$0.16
Weighted average number of common shares outstanding		111,308,353	101,104,575

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

		Year ended December 31,
	Note	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year		$(12,444,772)	$(16,583,686)
Items not affecting cash:
Accretion of decommissioning and restoration provision		35,478	30,664
Amortization		70,053	66,133
Deferred income tax expense	13	4,196,241	6,476,458
Share-based compensation	8	2,847,849	5,431,093
Changes in non-cash working capital items:
Receivables and other		(620,969)	288,864
Accounts payable and accrued liabilities		610,929	(824,119)

Net cash used in operating activities		(5,305,191)	(5,114,593)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued	8	93,784,182	88,423,403
Share issuance costs		(6,217,117)	(2,487,063)

Net cash generated by financing activities		87,567,065	85,936,340

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral interests	7	(66,794,675)	(92,718,243)
Mineral recoveries	7	9,871,995	-
Purchase of property, plant and equipment	10	(1,929,859)	(5,451,020)
Restricted cash	7	(489,250)	(69,000)

Net cash used in investing activities		(59,341,789)	(98,238,263)

Change in cash and cash equivalents for the year		22,920,085	(17,416,516)

Cash and cash equivalents, beginning of year		11,575,090	28,991,606

Cash and cash equivalents, end of year		$34,495,175	$11,575,090

See also Note 11.

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)

	Note	Number of common shares	Amount	Share-based payments reserve	Deficit	Total
Balance – December 31, 2012		94,827,636	$623,469,609	$44,529,084	$(46,744,761)	$621,253,932

Shares issued under flow through- arrangement		3,374,550	35,914,742	-	-	35,914,742

Shares issued under private placement		6,849,864	49,999,993	-	-	49,999,993

Share issue costs		-	(2,487,063)	-	-	(2,487,063)

Deferred income tax on share issuance costs		-	649,915	-	-	649,915

Value assigned to options vested		-	-	9,291,164	-	9,291,164

Net loss and comprehensive loss for the year		-	-	-	(16,583,686)	(16,583,686)

Balance – December 31, 2013		105,051,050	$707,547,196	$53,820,248	$(63,328,447)	$698,038,997

Shares issued under flow-through agreement	8	3,425,327	26,306,513	-	-	26,306,513

Shares issued under marketed offering	8	7,855,650	61,868,051	-	-	61,868,051

Shares issued under private placement	8	496,054	3,916,111	-	-	3,916,111

Share issue costs		-	(6,217,117)	-	-	(6,217,117)

Deferred income tax on share issuance costs		-	1,613,841	-	-	1,613,841

Value assigned to options vested		-	-	6,149,385	-	6,149,385

Loss for the year		-	-	-	(12,444,772)	(12,444,772)

Balance – December 31, 2014		116,828,081	$795,034,595	$59,969,633	$(75,773,219)	$779,231,009

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
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

These consolidated financial statements have been prepared on the historical cost basis and include the accounts of the Company and its wholly owned subsidiaries (note 9). Inter-company balances and transactions are eliminated on consolidation. The presentation and functional currency of the Company is the Canadian dollar.

3.	SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash and cash equivalents comprise cash holdings in business and savings accounts held at major financial institutions with an original maturity date of three months or less.

Financial instruments

Financial assets

Financial assets held are cash and cash equivalents, receivables and restricted cash. These financial assets have fixed or determinable payments and are not quoted in an active market and accordingly are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Interest income is recognized by applying the effective interest rate, except for short-term receivables, when the recognition of interest would be immaterial.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
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

Plant and equipment are amortized over the estimated useful life of the assets using the straight line method. The Company reviews residual value amortization methods and useful lives annually. Any changes in estimates that arise from this review are accounted for prospectively.

Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses and costs associated with exploration and evaluation activity. Exploration and evaluation expenditures are capitalized. Mineral property acquisition costs are capitalized. Exploration and evaluation costs incurred before the Company has obtained the legal rights to explore an area are expensed.

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
For the years ended December 31, 2014 and 2013
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

Impairment of non-financial assets

At the end of each reporting year, and when relevant triggering events and circumstances occur, the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and the value in use. Fair value is determined as the price that would be paid to sell an asset or to transfer a liability in an orderly transaction between market participants at the measurement date. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the year. Impairment is normally assessed at a level of cash-generating units, which is identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

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
For the years ended December 31, 2014 and 2013
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

Decommissioning and restoration provision

An obligation to incur decommissioning and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs are estimated and discounted to their net present value and capitalized to the carrying amount of the related asset along with the recording of a corresponding liability, as soon as the obligation to incur such costs arises. Discount rates using a pre-tax rate that reflect risks specific to the liability are used to calculate the net present value. The liability is adjusted each year for the unwinding of the discount rate, changes to the current market-based discount rate, and for the amount or timing of the underlying cash flows needed to settle the obligation.

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

Mineral recoveries

The incidental proceeds from the sale of gold recovered from activities conducted during the exploration and evaluation stage are offset against the carrying value of the associated mineral interests.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
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

Share-based payment transactions

The Company’s equity settled share-based option plan is measured at fair value at the date of grant and is recognized as an expense with a corresponding increase in share-based payments reserve in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Equity-settled share-based payment transactions with non-employees are measured at the fair value of the goods or services received. However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the non-employee receives the goods or the services.

Cash-settled payment transactions such as Restricted Share Units (“RSU’s”) are initially measured at fair value at the date of grant and recognized as an expense with a corresponding accrued liability with subsequent remeasurement to fair value at each reporting date.

The fair value at grant date of all share-based payments is recognized as compensation expense over the period for which benefits of services are expected to be derived, with a corresponding credit to shareholders’ equity or accrued liabilities depending on whether they are equity-settled or cash-settled. We estimate the fair value of stock options granted using the Black-Scholes option pricing model. The fair value of RSU’s is estimated based on the quoted market price of our common shares. When awards are forfeited, the expense previously recognized is proportionately reversed. When share-based payments are granted in exchange for services directly related to specific exploration or development projects, the expense is capitalized against that asset.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Key sources of judgment and estimation uncertainty

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

The application of the Company’s accounting policy for impairment of non-financial assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and results of exploration and evaluation activities on the exploration and evaluation assets. Management has assessed impairment indicators on the Company’s mineral interests and has concluded that no impairment indicators existed as of December 31, 2014.

•	Determination of commercial viability and technical feasibility of the Brucejack Project

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment to determine whether technical feasibility and commercial viability of the Brucejack Project is demonstrable. The Company considered the application status of key environmental permits and concluded that capitalized expenditures related to the Brucejack Project are appropriately classified as an exploration and evaluation asset.

5.	NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

New standards, amendments and interpretations to existing standards adopted by the Company

The Company has applied the following new and revised IFRS in these audited financial statements:

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

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

5.	NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS (Cont’d)

Changes in accounting standards not yet effective

There are a number of new standards and amendments to standards and interpretations that have been issued but are not yet effective. None of these are expected to have a significant effect on our consolidated financial statements except the following:

•
IFRS 9, Financial Instruments, replaces IAS 39 – Financial Instruments: Recognition and Measurement and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

•
Annual Improvements; the IASB issued the Annual Improvements 2011-2013 cycle effective for annual periods beginning on or after July 1, 2014 and the Annual Improvements 2012-2014 cycle effective for annual periods beginning on or after January 1, 2016. These Annual Improvements made amendments to existing IFRS’s which are not expected to have a material impact on the Company.

There are no other IFRS’s or IFRIC interpretations that are not yet effective that are expected to have a material impact on the Company.

6.	RECEIVABLES AND OTHER

	2014	2013
Taxes receivable	$1,651,138	$1,206,492
BC Mineral Exploration Tax Credit receivable	9,739,990	6,800,690
Gold sales receivable	513,706	-
Prepayments and deposits	525,999	21,871
Other receivables	121,114	-
Outstanding, December 31	$12,551,947	$8,029,053

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

7.	MINERAL INTERESTS

The Company’s mineral interests consist of gold/copper/silver exploration projects located in northwest British Columbia.

	Year ended December 31, 2014
	Brucejack	Snowfield	Total
Acquisition
Balance, beginning of year	$143,109,910	$309,067,638	$452,177,548
Additions in the year	180,782	-	180,782
Balance, end of year	$143,290,692	$309,067,638	$452,358,330
Exploration
Balance, beginning of year	$243,190,077	$1,422,446	$244,612,523
Costs incurred in the year
Camp and surface activities	22,949,473	-	22,949,473
Engineering and permitting	19,779,073	291,367	20,070,440
Underground and surface exploration	15,317,508	-	15,317,508
Road and transportation	11,731,335	-	11,731,335
Share based compensation and other	5,523,341	-	5,523,341
Recoveries	(13,325,001)	-	(13,325,001)
Balance, end of year	$305,165,806	$1,713,813	$306,879,619
Balance, December 31, 2014	$448,456,498	$310,781,451	$759,237,949

	Year ended December 31, 2013
	Brucejack	Snowfield	Total
Acquisition
Balance, beginning of year	$142,949,319	$309,067,638	$452,016,957
Additions in the year	160,591	-	160,591
Balance, end of year	$143,109,910	$309,067,638	$452,177,548
Exploration
Balance, beginning of year	$143,602,828	$539,057	$144,141,885
Costs incurred in the year
Camp and surface activities	22,858,043	-	22,858,043
Engineering and permitting	9,997,091	883,389	10,880,480
Underground and surface exploration	39,518,256	-	39,518,256
Road and transportation	22,296,550	-	22,296,550
Share based compensation and other	12,720,617	-	12,720,617
Recoveries	(7,803,308)	-	(7,803,308)
Balance, end of year	$243,190,077	$1,422,446	$244,612,523
Balance, December 31, 2013	$386,299,987	$310,490,084	$696,790,071

Recoveries consist of BC Mineral Exploration Tax Credits receivable from the Government of Canada and incidental proceeds from the sale of gold recovered.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

7.	MINERAL INTERESTS (Cont’d)

Snowfield and Brucejack Projects

In relation to the Brucejack Project, the Company has $1,697,250 of restricted cash which includes $1,315,000 in the form of Guaranteed Investment Certificates (“GIC’s”) as security deposits with various government agencies in relation to close down and restoration provisions for the Projects.

The Brucejack Project is subject to a 1.2% net smelter returns royalty on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

8.	CAPITAL AND RESERVES

Authorized Share Capital

At December 31, 2014, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

In the first quarter of 2014, the Company closed a private placement of 568,182 Investment Tax Credit flow-through common shares at a price of $8.80 per flow-through share and 2,857,145 Canadian Exploration Expense flow-through common shares at a price of $8.05 per flow-through share for aggregate proceeds of $28 million. The Company bifurcated the gross proceeds between share capital of $26,306,513 (before share issue costs of $1,816,330) and flow-through share premium of $1,693,507.

On July 29, 2014, the Company closed a marketed offering of 8,280,000 common shares at a price of US$7.25 per share with the Company receiving gross proceeds of US$49,524,750 for the sale of 6,831,000 common shares. The remaining 1,449,000 common shares were sold by Silver Standard Resources Inc. (“Silver Standard”) in a secondary offering pursuant to its existing registration rights to participate in offerings of securities by the Company in an amount equal to the total number of common shares being offered multiplied by their current ownership percentage. On August 15, 2014, the Company closed the over-allotment option of 1,242,000 common shares at a price of US$7.25 per share pursuant to the marketed offering that closed on July 29, 2014. The Company received gross proceeds of approximately US$7,400,000 for the sale of 1,024,650 additional shares. The remaining 217,350 additional shares were sold by Silver Standard. On August 15, 2014, the Company also closed a private placement of 496,054 common shares at a price of US$7.25 per share for gross proceeds of approximately US$3,596,000 to a holder who wished to maintain their respective pro rata interest in the Company.

In the fourth quarter of 2014, the Company announced that it had entered into an agreement to issue 12,836,826 common shares at $6.30 per share for gross proceeds of $80,872,004 resulting in the acquirer owing approximately 9.9% of the Company’s issued and outstanding shares. This agreement was subsequently completed as announced on January 16, 2015. As a result of this agreement, the Company entered into additional subscription agreements with holders who wished to maintain their respective pro rata interest in the Company. Thus, the Company agreed to issue an additional 2,897,490 common shares at $6.30 per share for gross proceeds of $18,254,187. These pro rata agreements were subsequently completed as announced on January 21, 2015. The combined gross proceeds of these two offerings was approximately $99 million.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

8.	CAPITAL AND RESERVES (Cont’d)

Share Option Plan

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in their discretion, and in accordance with Toronto Stock Exchange requirements, grant to its directors, officers, employees and consultants of the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issue does not exceed 10% of the number of then outstanding common shares. Such options can be exercisable for a maximum of five years from the date of grant. The exercise price of each share option is set by the Board of Directors at the time of grant but cannot be less than the market price. Vesting of share options is at the discretion of the Board of Directors at the time the options are granted.

The following table summarizes the changes in stock options for the year ended December 31:

	2014		2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, January 1	9,841,950	$8.63	8,541,950	$9.13
Granted	991,500	7.02	1,635,000	6.11
Forfeited/expired	(22,500)	(13.06)	(335,000)	(8.83)
Outstanding, December 31	10,810,950	$8.48	9,841,950	$8.63

The following table summarizes information about stock options outstanding and exercisable at December 31, 2014:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options outstanding	Weighted average years to expiry	Number of options exercisable	Weighted average exercise price
$5.85 – $7.99	6,666,500	2.19	5,710,375	$6.10
$8.00 - $9.99	528,750	2.02	506,250	9.41
$10.00 - $11.99	2,015,700	1.72	2,015,700	11.53
$12.00 - $13.99	1,380,000	2.92	1,380,000	13.69
$14.00 - $15.99	95,000	2.35	95,000	14.70
$16.00 - $17.99	125,000	2.08	125,000	16.48
Outstanding, December 31, 2014	10,810,950	2.19	9,832,325	$8.66

The total stock option expense for the year ended December 31, 2014 was $6,149,384 (2013 - $9,291,164) of which $2,820,821 (2013 - $5,431,093) has been expensed in the statement of loss and $3,328,563 (2013 - $3,860,071) has been capitalized to mineral interests.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

8.	CAPITAL AND RESERVES (Cont’d)

The following are the weighted average assumptions employed to estimate the fair value of options granted for the year ended December 31, 2014 and year ended December 31, 2013 using the Black-Scholes option pricing model:

	2014	2013
Risk-free interest rate	1.43%	1.48%
Expected volatility	67.2%	58.4%
Expected life	5 years	5 years
Expected dividend yield	Nil	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

Restricted Share Unit (“RSU”) Plan

The Company has adopted an RSU Plan to allow the Board of Directors to grant its employees and consultants, non-transferable share units based on the value of our share price at the date of grant. The awards have a graded vesting schedule over a three-year period and are cash-settled immediately upon vesting.

RSU’s are cash-settled instruments and are recognized as a liability with fair value remeasurement at each reporting date. The associated compensation cost is recorded in compensation expense unless directly attributable to our Projects.

The following table summarizes the changes in stock options for the year ended December 31:

	2014
	Number of RSU’s	Weighted average fair value
Outstanding, January 1	-	$-
Granted	330,992	6.84
Forfeited/expired	-	-
Outstanding, December 31	330,992	$6.84

At December 31, 2014, an accrued liability of $61,799 (2013 - $Nil) was outstanding. For the year ended December 31, 2014, $27,028 (2013 - $Nil) has been recorded to share based compensation expense and $34,771 (2013 - $Nil) has been capitalized to mineral interests.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

9.	RELATED PARTIES

Transactions with directors and key management personnel

Directors and key management compensation:
	For the year ended December 31, 2014	For the year ended December 31, 2013
Salaries and management fees	1,640,894	$1,727,071
Share-based compensation	4,051,596	4,477,486
Total Management Compensation	5,692,490	$6,204,557

Employment agreements

The Company has entered into employment agreements with each of its President and CEO (the “CEO”), Executive Vice President and Chief Development Officer (the “CDO”), Vice President and Chief Operating Officer (the “COO”), and Vice President and Chief Exploration Officer (the “CExO”). Under the employment agreements, the CEO receives a base salary of $450,000 per year, benefits and an annual performance bonus of 0.25% of the annual increase in the market capitalization of the Company, provided the increase in market capitalization is 10% or more. The CDO receives a base salary of $350,000 per year and the COO and CExO each receive a base salary of $325,000 per year, benefits and an annual bonus determined at the discretion of the Board. The CEO, CDO, COO and CExO are also entitled to twenty-four months’ salary and two years annual performance bonus as a termination benefit without cause.

Subsidiaries

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Pretium Exploration Inc.	British Columbia, Canada	100%	Holds interest in the Brucejack and Snowfield projects
0890696 BC Ltd.	British Columbia, Canada	100%	Holds real estate in Stewart, British Columbia

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

10.	PROPERTY, PLANT AND EQUIPMENT

	Cost
	December 31			December 31
	2013	Additions	Disposals	2014
Building	$297,297	$-	$-	$297,297
Camp infrastructure	358,903	86,355	-	445,258
Computer hardware	253,600	21,798	-	275,398
Computer software	544,915	107,230	-	652,145
Exploration equipment	9,955,884	1,702,985	-	11,658,869
Office equipment	95,627	11,492	-	107,119
Total	$11,506,226	$1,929,860	$-	$13,436,086

	Accumulated Amortization
	December 31			December 31
	2013	Amortization	Disposals	2014
Building	$25,711	$10,702	$-	$36,413
Camp infrastructure	63,423	30,618	-	94,041
Computer hardware	158,064	50,479	-	208,543
Computer software	432,648	118,024	-	550,672
Exploration equipment	2,127,145	1,532,787	-	3,659,932
Office equipment	40,715	11,825	-	52,540
Total	$2,847,706	$1,754,435	$-	$4,602,141

Net book value at December 31, 2014				$8,833,945
During the year ended December 31, 2014, $70,053 of amortization was recognized in the statement of loss and $1,684,381 was capitalized within mineral interests.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

10.	PROPERTY, PLANT AND EQUIPMENT (Cont’d)

	Cost
	December 31			December 31
	2012	Additions	Disposals	2013
Building	$297,297	$-	$-	$297,297
Camp infrastructure	358,903	-	-	358,903
Computer hardware	179,705	73,895	-	253,600
Computer software	430,174	114,741	-	544,915
Exploration equipment	4,693,502	5,262,382	-	9,955,884
Office equipment	95,627	-	-	95,627
Total	$6,055,208	$5,451,018	$-	$11,506,226

	Accumulated Amortization
	December 31			December 31
	2012	Amortization	Disposals	2013
Building	$14,571	$11,140	$-	$25,711
Camp infrastructure	31,932	31,491	-	63,423
Computer hardware	97,297	60,767	-	158,064
Computer software	290,946	141,702	-	432,648
Exploration equipment	921,406	1,205,739	-	2,127,145
Office equipment	28,210	12,505	-	40,715
Total	$1,384,362	$1,463,344	$-	$2,847,706

Net book value at December 31, 2013				$8,658,520

During the year ended December 31, 2013, $66,133 of amortization was recognized in the statement of loss and $1,397,213 was capitalized within mineral interests.

11.	SUPPLEMENTAL CASH FLOW INFORMATION
	Year ended December 31, 2014	Year ended December 31, 2013
Net change in non-cash working capital items and other
Taxes receivable	$(3,901,925)	$8,193,602
Trade accounts payable	4,280,320	(6,227,712)
	$378,395	$1,965,890

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

12.	FINANCIAL RISK MANAGEMENT

(a)	Overview

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

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s financial obligations consist of accounts payable and accrued liabilities and the decommissioning and restoration provision. The Company maintains sufficient cash in order to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents. The Company's cash and cash equivalents are currently invested in business and savings accounts with high-credit quality financial institutions which are available on demand by the Company for its programs. The Company also holds government bonds to support future environmental obligations.

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

If the average interest rate for the years ended December 31, 2014 and December 31, 2013 had increased/decreased by 1%, the effect on the Company would have been immaterial.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

12.	FINANCIAL RISK MANAGEMENT (Cont’d)

(e)	Capital management

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

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets to facilitate the management of its capital requirements. The Company prepares annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. As at December 31, 2014 and December 31 2013, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements. The Company has sufficient funds to meet its current operating and exploration and development obligations.

(f)	Fair value

The carrying value of the Company’s financial assets and liabilities approximate their fair value because of their short-term nature.

13.	TAXATION

(a)	Deferred income tax liability

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax assets (liabilities) as follows:

	December 31, 2014	December 31, 2013
Tax loss carry forwards	$17,204,746	$11,690,021
Financing costs	2,612,335	2,015,274
Other	3,038,476	2,556,566
Mineral interests	(45,067,584)	(34,197,982)
Deferred income tax liability	$(22,212,027)	$(17,936,121)

The Company has tax losses in Canada of approximately $66,172,000 (2013 - $44,962,000) expiring in various amounts from 2030 to 2034. The Company also has investment tax credits totaling approximately $7,220,000 (2013 - $7,260,000).

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

13.	TAXATION (Cont’d)

(b)	Income tax expense

The Company’s tax expense is comprised of the following:

	Year ended	Year ended
	December 31, 2014	December 31, 2013
Current tax expense	$-	$-
Deferred tax expense	4,196,241	6,476,458
Deferred income tax expense	$4,196,241	$6,476,458

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 26% as follows:

	Year ended	Year ended
	December 31, 2014	December 31, 2013
Expected tax recovery	$(2,135,139)	$(2,447,632)
Share-based compensation and other items	744,883	1,597,651
Flow-through shares	7,280,005	9,835,107
Flow-through share premium	(1,693,508)	(2,508,668)
Income tax expense	$4,196,241	$6,476,458

14.	CONTINGENCIES

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

The Wong Action and Tahzibi Action (together, the “Ontario Actions”) were filed in the Ontario Superior Court of Justice.

The plaintiffs in the Ontario Actions seek certification of a class action on behalf of a class of persons, wherever they reside, who acquired the Company’s securities. In the Wong Action, the class period is between November 22, 2012 and October 22, 2013. In the Tahzibi Action, the class period is between July 23, 2013 and October 22, 2013.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

14.	CONTINGENCIES (Cont’d)

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

15.	SUBSEQUENT EVENTS

On January 20, 2015, the Company granted employee and consultant stock options under its stock option plan to purchase 1,121,000 common shares exercisable at $8.72 per share for a term of five years.

On January 16, 2015 and January 21, 2015, the Company issued 12,836,826 and 2,897,490 common shares, respectively, for gross proceeds of approximately $99 million (See note 8).

APPENDIX C

MANAGEMENT’S DISCUSSION AND ANALYSIS

PRETIUM RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2014

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated Financial Statements of Pretium Resources Inc. (“Pretivm”, the “Company”, “we” or “us”) for the year ended December 31, 2014 as publicly filed on the System for Electronic Document Analysis and Retrieval (SEDAR) website. All dollar amounts are expressed in Canadian Dollars unless otherwise specified.

We have prepared the audited consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A is prepared as of March 3, 2015 and includes certain statements that may be deemed “forward-looking statements”. We direct investors to the section “Risks and Uncertainties” and “Statement on forward-looking information” included within this MD&A.

Additional information relating to us, including our Annual Information Form and Form 40-F, is available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

Our Business

Pretivm was incorporated on October 22, 2010 under the laws of the Province of British Columbia. We are an exploration and development company that was formed for the acquisition, exploration and development of precious metal resource properties in the Americas.

Our initial projects are the Brucejack Project and the Snowfield Project (together, the “Projects”), which are 100% owned advanced stage exploration projects located in northwestern British Columbia.

Our focus is on advancing the Brucejack Project to production as a high-grade gold underground mine, with permitting and engineering underway.

4th Quarter Highlights

•
On October 22, 2014, we announced the final results from the 2014 surface drill program in the Valley of the Kings, following up on our announcements on July 3, 2014 and August 20, 2014. The surface drill program was successful in confirming both the grade and continuity of Indicated and Inferred gold mineralization in an area defined by the 2013 Mineral Resource estimate block model, and the continuity of gold mineralization in the Valley of the Kings below the area defined by the 2013 Mineral Resource estimate.

1

•
On November 20, 2014, we announced that we had contracted AMEC Americas Limited (“AMEC”) to provide the engineering, procurement and construction management (“EPCM”) services for the Brucejack Project.

•
On December 8, 2014, we announced that Zijin Mining Group Co., Ltd. (“Zijin”) had agreed to make a strategic investment in the Company, resulting in Zijin owning approximately 9.9% of our issued and outstanding shares. We agreed to issue to Zijin by way of a private placement 12,836,826 common shares at a price of $6.30 per share for gross proceeds of approximately $80,872,004. The Zijin private placement closed on January 16, 2015. Mr. Shaoyang Shen of Zijin was appointed to our Board of Directors pursuant to the terms of the subscription agreement dated December 8, 2014 which entitled Zijin to nominate one person.

•
On December 11, 2014, we announced that we had agreed to enter into subscription agreements with certain shareholders who wished to maintain their respective pro rata interests in the Company in connection with the previously announced strategic investment by Zijin (the “Pro-Rata Private Placement”). The Pro-Rata Private Placement closed on January 21, 2015. A total of 2,897,490 common shares were issued to subscribers at a price of $6.30 per share for gross proceeds of approximately C$18,254,187.

•	Subsequent to the end of the quarter, on January 14, 2015, we announced the appointment of Tom S.Q. Yip as Chief Financial Officer.

Operations

Brucejack Project

The Brucejack Project is located approximately 950 km northwest of Vancouver, British Columbia and 65 km north-northwest of Stewart, British Columbia and is comprised of 11 mineral claims totaling 3,199.28 hectares in area. The Brucejack Project forms part of our contiguous claims package that comprises 105,990 hectares.

Project Permitting

In December 2012, we submitted the Project Description for the Brucejack Project to the British Columbia Environmental Assessment Office (“BCEAO”) and in January 2013 to the Canadian Environmental Assessment Agency (“CEAA”). These filings initiated the permitting process for the proposed 2,700 tonnes per day high-grade underground gold mine at the Brucejack Project.

In February 2013, the BCEAO issued a Section 10 order in respect of the Environmental Assessment Certificate (“EAC”) requirement for the Brucejack Project and a Section 11 order in July 2013 outlining the scope, procedures and methods for the environmental assessment process. In May 2013, CEAA issued the Environmental Impact Statement (“EIS”) Guidelines that outline the federal permitting requirements for the Brucejack Project.

In September 2013, we held the initial meeting with the Working Group comprised of the representatives from provincial and federal government agencies, First Nations and communities participating in the review process. Participants from the Working Group also visited the Brucejack Project site. In late November 2013, we held public meetings in five communities in northwest British Columbia during the first public comment period.

On May 2, 2014, we received a copy of the approved Application Information Requirements from the BCEAO and on June 20, 2014, we filed our EAC application with the BCEAO, which was evaluated for completeness over a 30-day period by BCEAO with the involvement of the Working Group.

On August 13, 2014, our EAC application was accepted for filing by the BCEAO. In September 2014, we held a second round of public meetings in five communities in northern British Columbia during the second public comment period.

During the fourth quarter, we provided responses to the Working Group and public comments as part of the application review process.

The BCEAO has a maximum of 180 days from August 13, 2014, the date of our EAC application, to complete its review and prepare an assessment report for a decision by the Minister of Environment and the Minister of Energy and Mines. The Ministers have 45 days following the receipt of the assessment report to make a decision.

CEAA reviews the EIS, which we submitted concurrently with the EAC application to the province. The provincial and federal environmental assessment process are coordinated where possible, though with a separate federal review timeline. Provincial and federal approval of the EAC application and EIS, respectively, allow for the issuance of the statutory permits and authorizations to begin construction of a mine at Brucejack.

Project Engineering

Basic and detailed engineering activities have been ongoing following the completion in June 2014 of the updated National Instrument 43-101-compliant feasibility study for the Brucejack Project (see “Updated Feasibility Study” below). On November 20, 2014, we announced that we had contracted AMEC to provide the EPCM services for the Project.

During the fourth quarter, flow sheets and process design criteria were finalized as well as process and instrumentation diagrams. Plant and site layout refinements are currently underway, as well as the procurement of surface facilities and underground infrastructure.

Additionally, we have staffed the teams in the technical areas required to advance the Project through development.

Updated Feasibility Study

On June 19, 2014, we announced an updated National Instrument 43-101-compliant Feasibility Study for the Brucejack Project (see our news release dated June 19, 2014). The Feasibility Study and Technical Report Update on the Brucejack Project, Stewart BC, dated June 19, 2014 was completed by Tetra Tech and was filed on SEDAR on June 30, 2014 (the “2014 Feasibility Study”).

The Valley of the Kings Proven and Probable Mineral Reserves are 6.9 million ounces of gold (13.6 million tonnes grading 15.7 grams of gold per tonne) and West Zone Proven and Probable Mineral Reserves are 600,000 ounces of gold (2.9 million tonnes grading 6.9 grams of gold per tonne).

The Base Case (US$1,100/ounce gold, US$17/ounce silver and exchange rate of 0.92 C$/US$) estimated pre-tax Net Present Value (5% discount) is US$2.25 billion, with an internal rate of return of 34.7%.

The 2014 Feasibility Study contemplates average annual production for the first eight years of 504,000 ounces of gold and for the 18 year life of mine 404,000 ounces of gold, an estimated capital cost, including contingencies, of US$746.9 million and an average processing rate of 2,700 tonnes/day with operating costs of C$163.05 per tonne milled.

The 2014 Feasibility Study is based on the 2013 Mineral Resource estimates for the Valley of the Kings and the West Zone (see “Resource Estimate” below).

Economic Evaluation

A summary of financial outcomes using three metal price scenarios, including spot metals prices at the time of completion of the 2014 Feasibility Study, is presented below:

Table 1: Summary of Brucejack High-Grade Economic Results by Metal Price

	Low Case	Base Case	High Case
Gold Price (US$/ounce)	$800	$1,100	$1,400
Silver Price (US$/ounce)	$15.00	$17.00	$21.00
Net Cash Flow (US$)	$2.02 billion (pre-tax) $1.34 billion (post-tax)	$4.16 billion (pre-tax) $2.72 billion (post-tax)	$6.35 billion (pre-tax) $4.13 billion (post-tax)
Net Present Value(1) (5.0% discount) (US$)	$985 million (pre-tax) $620 million (post-tax)	$2.25 billion (pre-tax) $1.45 billion (post-tax)	$3.54 billion (pre-tax) $2.28 billion (post-tax)
Internal Rate of Return	20.3% (pre-tax) 16.5% (post-tax)	34.7% (pre-tax) 28.5% (post-tax)	47%(pre-tax) 38.7% (post-tax)
Payback(from start of production period)	4.4 years (pre-tax) 4.5 years (post-tax)	2.7 years (pre-tax) 2.8 years (post-tax)	2.0 years (pre-tax) 2.1 years (post-tax)
Exchange Rate (US$:C$)	0.92	0.92	0.92
(1) NPV is discounted to July 2014.

Project Mineral Reserves

The Mineral Reserves resulting from the 2014 Feasibility Study for the Brucejack Project are based on the 2013 Mineral Resource estimates for the Valley of the Kings and the West Zone. The Mineral Reserve estimates by zone and Reserve category are summarized below.

Table 2: Valley of the Kings Mineral Reserve Estimate(2)(3) – June 2014

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Proven	2.1	15.6	12	1.1	0.8
Probable	11.5	15.7	10	5.8	3.9
Total P&P	13.6	15.7	11	6.9	4.6
(2) Rounding of some figures may lead to minor discrepancies in totals
(3) Based on C$180/t cutoff grade, US$1,100/oz Au price, US$17/oz Ag price, C$/US$ exchange rate = 0.92

Table 3: West Zone Mineral Reserve Estimate(4) – June 2014

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Proven	1.4	7.2	383	0.3	17.4
Probable	1.5	6.5	181	0.3	8.6
Total P&P	2.9	6.9	279	0.6	26.0
(4) See notes (2) and (3) to Table 2 above..

Mining and Processing

The Brucejack Project is planned as a high-grade underground mining operation using a long-hole stoping mining method and cemented paste backfill. The Valley of the Kings, the higher-grade, primary targeted deposit, will be developed first; the lower-grade West Zone will be developed in the second half of the Project’s 18-year mine life. The mine is planned to operate with a processing rate of 2,700 tonnes per day and mine a total of 16.5 million tonnes of ore for the 18 years at an average mill feed grade of 14.1 grams gold per tonne.

Mineral processing will involve conventional sulphide flotation and gravity concentration, producing gold-silver doré and gold-silver flotation concentrate. Metallurgical recoveries for the Valley of the Kings are projected to be 96.9% for gold and 84.7% for silver, and for the West Zone 95.1% for gold and 91.0% for silver. A total of 7.27 million ounces of gold and 27.63 million ounces of silver is estimated to be produced over the life of the Brucejack Project, including the gold and silver recovered into the flotation concentrate. The Brucejack Project’s projected production and processing is summarized in Table 4 below.

Table 4: Brucejack Project Total Mine Projected Production and Processing Summary(5)

Year	Tonnage (t)	Gold grade (g/t)	Silver grade (g/t)	Gold Production (‘000 ounces)	Silver Production (‘000 ounces)
1	839,000(6)	15.4	11.7	403	268
2	995,000	15.2	11.7	470	318
3	995,000	16.7	12.8	519	349
4	984,000	15.9	9.9	488	263
5	988,000	16.9	11.0	521	296
6	999,000	17.5	10.6	545	287
7	986,000	17.8	11.8	547	319
8	996,000	17.5	11.7	542	319
9	994,000	14.9	10.2	461	276
10	987,000	15.5	11.2	476	302
Years 11-18	6,788,000	11.0	124.5	2,303	24,630
Life of Mine (Years 1-18)	16,550,000	14.1	57.7	7,274	27,626
(5) Rounding of some figures may lead to minor discrepancies in totals.
(6) Tonnage includes pre-production ore.

Capital and Operating Costs

The capital cost for the Brucejack Project is estimated at US$746.9 million, including a contingency of US$69 million. Capital costs are summarized in Table 5 below.

Table 5: Capital Costs Summary

(US$ million)
Mine underground	179.5
Mine site(7)	210.8
Offsite Infrastructure	89.1
Total Direct Costs	479.4
Indirect Costs	127.5
Owner’s Costs	71.0
Contingency	69.0
Total Capital Cost	746.9
(7) Includes mine site, mine site process, mine site utilities, mine site facilities, tailings facilities, mine site temporary facilities and surface mobile equipment.

Average operating cost is estimated at C$163.05 per tonne milled. Operating costs are summarized in Table 6 below.

Table 6: Operating Costs Summary

(C$/tonne)
Mining	91.34(8)
Processing	19.69
General & Administrative	30.87
Surface Services and Others	21.15
Total Operating Cost	163.05
(8) LOM ore milled; if excluding the ore mined during preproduction, the estimated cost is C$91.78/t.

All-In sustaining cash costs, which include by-product cash costs, sustaining capital, exploration expense, and reclamation cost accretion are summarized in Table 7 below.

Table 7: All-In Sustaining Cash Costs Life of Mine

(US$ million)
Total Cash Costs(9)	2,814.5
Reclamation Cost Accretion	27.5
Sustaining Capital Expenditure	320.6
All-in Sustaining Cash Costs	3,162.6
Gold Sales (ounces)	7,067
All-in Sustaining Cash Costs per Ounce	US$448/ounce
(9) Net of silver credits at Base Case silver price of $US17/ounce.

2014 Exploration Program

The 2014 exploration program at the Brucejack Project was focused on continuing resource definition in the Valley of the Kings with both surface and underground exploration.

The 2014 surface drill program consisted of infill drilling, exploration drilling at depth and condemnation drilling. The infill drill program, comprising 5,818 meters in three holes including 14 wedge holes, was successful in confirming the grade and continuity of Indicated and Inferred gold mineralization in an area defined by the 2013 Mineral Resource estimate block model.

The exploration drilling at depth, which consisted of four deep drill holes comprising 3,507 meters, was successful in confirming the continuity of gold mineralization in the Valley of the Kings below the area defined by the 2013 Mineral Resource estimate. Condemnation drilling for mine site infrastructure consisted of 25 drill holes comprising 2,679 meters.

Underground exploration in the Valley of the Kings has continued to date with mapping and sampling coinciding with the advance of ramping and vent raise excavation. Underground drilling from the 1260 meter-level is expected to commence in the first half of 2015.

Resource Estimate

On December 19, 2013, we announced an updated high-grade Mineral Resource estimate for the Valley of the Kings (see our news release of December 19, 2013). The resource estimate, which incorporated all drilling completed to December 2013 at the Valley of the Kings, was completed by Snowden Mining Industry Consultants. The Brucejack Project Mineral Resources Update Technical Report dated December 19, 2013 was filed on SEDAR on February 2, 2014.

High-grade gold resources in the Valley of the Kings (5.0 g/t gold-equivalent cut-off) total:

•	1.2 million ounces of gold in the Measured Mineral Resource category (2.0 million tonnes grading 19.3 grams of gold per tonne);

•	7.5 million ounces of gold in the Indicated Mineral Resource category (13.4 million tonnes grading 17.4 grams of gold per tonne); and

•	4.9 million ounces of gold in the Inferred Mineral Resource category (5.9 million tonnes grading 25.6 grams of gold per tonne).

Snowfield Project

The Snowfield Project borders the Brucejack Project to the north and is comprised of one mineral claim with an area of 1,267.43 hectares. Since we acquired the Snowfield Project in October 2010, we have continued to carry out environmental studies in conjunction with the Brucejack Project.

During 2011, we focused on completing an updated mineral resource estimate for the project, examining alternatives for advancing the project and negotiating cooperation agreements with Seabridge Gold Inc. (“Seabridge”).

Joint Snowfield/ KSM Engineering Studies

We have entered into a confidentiality and cooperation agreement with Seabridge that, amongst other things, provides for the completion of an engineering study examining the economics of combining our Snowfield Project and Seabridge’s KSM Project as a single operation. The internal engineering study was finalized during the first quarter of 2012 and indicated that developing the KSM and Snowfield deposits together could produce better economics than developing KSM as a stand-alone project, although no property acquisition costs or allocation of initial KSM capital were considered.

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

Additional Claims

Our contiguous claims, including the claims comprising the Brucejack and Snowfield Projects, total over 105,990 hectares, providing further exploration potential to supplement the value we are creating at Brucejack. A claim boundary map is available on our website.

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

Selected Financial Information

Annual information

Selected consolidated annual financial information for the years ended December 31, 2014, 2013 and 2012 are as follows (in $000’s):

	2014	2013	2012
Total revenue	$Nil	$Nil	$Nil
Loss per share – basic and diluted	$0.11	$0.16	$0.17
Loss and comprehensive loss	$12,445	$16,584	$15,243
Total assets	$816,816	$726,261	$647,472
Long-term liabilities	$24,308	$19,836	$10,780
Cash dividends	$Nil	$Nil	$Nil
Cash and cash equivalents	$34,495	$11,575	$28,992
Mineral interests	$759,238	$696,790	$596,159

Quarterly information

Selected consolidated financial information for this quarter and the preceding seven quarters is as follows (in $000’s):

	2014 Q4	2014 Q3	2014 Q2	2014 Q1	2013 Q4	2013 Q3	2013 Q2	2013 Q1
Revenue	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Loss per share – basic and diluted	$0.02	$0.04	$0.03	$0.02	$0.04	$0.03	$0.04	$0.05
Loss and comprehensive loss	$2,094	$4,668	$3,306	$2,377	$5,006	$2,591	$4,256	$4,731
Total assets	$816,816	$811,896	$749,142	$746,736	$726,261	$731,775	$702,571	$667,049
Long-term liabilities	$24,308	$23,379	$20,303	$19,228	$19,836	$16,853	$15,943	$13,076
Cash dividends	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Cash and cash equivalents	$34,495	$63,981	$19,739	$24,706	$11,575	$30,564	$33,312	$20,764
Mineral interests	$759,238	$727,884	$709,284	$704,021	$696,790	$674,869	$645,878	$621,315

Net loss and comprehensive loss for the year ended December 31, 2014 was $12,444,772 compared to a loss of $16,583,686 during the year ended December 31, 2013. The decrease is largely attributed to the decrease in share-based compensation and deferred income tax expense.

During the year ended December 31, 2014, stock option expense decreased to $2,847,849 as compared to $5,431,093 during the year ended December 31, 2013. This is due mainly to the reduced number of options granted in 2014 and by the timing of stock option grants. We hire individuals with the required skills to advance our business and stock options may be granted to employees and consultants as part of their overall compensation. Depending on the nature of the awarded recipient’s role, we expense or capitalize to mineral interests the fair value of these stock option issuances over the vesting period.

During the fourth quarter of 2014, we implemented a Restricted Share Unit Plan (the “RSU Plan”). Restricted Share Units issued under the RSU Plan (the “RSUs”) vest in tranches over a three-year period and are cash-settled immediately upon vesting. The accrued liability recognized for the RSUs during the year ended December 31, 2014 was $61,799 (2013 - $Nil) of which $27,028 (2013 - $Nil) was recorded to share-based compensation and $34,771 (2013 - $Nil) was capitalized to mineral interests.

Investor relations and shareholder communication costs for the year ended December 31, 2014 were $1,105,584 as compared to $884,249 incurred for the year ended December 31, 2013. Investor relations and shareholder communication costs were mainly due to marketing and communication activities conducted within the investment community.

During the beginning of 2014, we acquired additional office space. This attributed to the majority of the increase in general and administrative costs of $1,137,268 for the year ended December 31, 2014 as compared to $871,696 for the year ended December 31, 2013.

Professional fees were $983,068 for the year ended December 31, 2014 compared to $386,711 for the year ended December 31, 2013. We are currently engaged in two class action lawsuits filed against us in the Ontario Superior Court of Justice and the United States District Court for the Southern District of New York. For details on the class action lawsuits, please see “Commitments, Contingencies and Off-Balance Sheet Arrangements” below. As we have reached our deductible limit with our insurers, future legal expenses associated with the class action lawsuits will be provided for in accordance with our insurance policy.

During the year ended December 31, 2014, we recorded a deferred income tax expense of $4,196,241 as compared to a deferred income tax expense of $6,476,458 for the year ended December 31, 2013. The difference is related to the transfer of the tax base of mineral exploration expenditures to flow-through share investors.

During the year ended December 31, 2014, some of our equity financings were denominated in US dollars. The majority of the foreign exchange gain of $343,728 (2013 - $Nil) is a result of the subsequent translation of the US dollar proceeds to Canadian dollars.

We earned interest income on our cash balance for the year ended December 31, 2014 of $405,671 compared to $460,142 for the year ended December 31, 2013.

Liquidity and Capital Resources

Our cash and cash equivalents as at December 31, 2014 totaled $34,495,175 increasing $22,920,085 from $11,575,090 at December 31, 2013. To date, our source of funding has been the issuance of equity securities for cash.

Our working capital as at December 31, 2014 was $33,770,270 as compared to $11,218,540 as at December 31, 2013.

Working capital items other than cash and cash equivalents consisted of receivables and other of $12,551,947 (2013- $8,029,053) and accounts payable and accrued liabilities of $13,276,852 (2013 - $8,385,603). Receivables and other is comprised primarily of $513,706 (2013 - $Nil) accrued for gold sales receivable, $1,651,138 (2013 - $1,206,485) of Goods and Services Tax refunds, and $9,739,990 (2013 - $6,800,690) accrued for BC Mineral Exploration Tax Credits receivable from the Province of BC.

On March 6, 2014, we completed a private placement of 568,182 Investment Tax Credit flow-through common shares at a price of $8.80 per flow-through share and 1,953,467 Canadian Exploration Expense (“CEE”) flow-through common shares at a price of $8.05 per flow-through share for aggregate gross proceeds of approximately $20,725,410 (the Flow-Through Offerings”). The agents in the Flow-Through Offerings were granted an over-allotment option and as such, on March 11, 2014, we issued an additional 34,112 CEE flow-through common shares and on March 20, 2014 we issued an additional 869,566 CEE flow-through common shares at a price of $8.05 per flow-through share. Total gross proceeds from the over-allotment option totaled approximately $7,274,608.

On July 29, 2014, we completed a marketed offering of 8,280,000 common shares at a price of US$7.25 per share. We received gross proceeds of US$49,524,750 for the sale of 6,831,000 common shares. The remaining 1,449,000 common shares were sold by Silver Standard Resources Inc. (“Silver Standard”) in a secondary offering pursuant to its existing registration rights to participate in offerings of our securities in an amount equal to the total number of common shares being offered multiplied by their current ownership percentage. On August 15, 2014, we completed the over-allotment option of 1,242,000 common shares at a price of US$7.25 per share pursuant to the marketed offering that completed on July 29, 2014 and we received gross proceeds of approximately US$7,400,000 for the sale of 1,024,650 additional shares. The remaining 217,350 additional shares were sold by Silver Standard. On August 15, 2014, we also completed a private placement of 496,054 common shares at a price of US$7.25 per share for gross proceeds of approximately US$3,596,000 to a holder who wished to maintain their respective pro rata interest in the Company.

On December 8, 2014, we announced the private placement of 12,836,826 common shares at a price of $6.30 per share to Zijin Mining Group., Ltd. (“Zijin”) for gross proceeds of approximately $80,872,004. This resulted in Zijin owning approximately 9.9% of our issued and outstanding shares. The Zijin private placement completed on January 16, 2015. Mr. Shaoyang Shen of Zijin was appointed to our Board of Directors pursuant to the terms of the subscription agreement dated December 8, 2014 which entitled Zijin to nominate one person.

On December 11, 2014, we announced that we had agreed to enter into subscription agreements with certain shareholders who wished to maintain their respective pro rata interests in the Company in connection with the strategic investment by Zijin (the “Pro-Rata Private Placement”). The Pro-rata Private Placement completed on January 21, 2015. A total of 2,897,490 common shares were issued to subscribers at a price of $6.30 per share for gross proceeds of approximately $18,254,187.

With our current working capital, we believe we will have sufficient capital to fund the continued permitting of the Brucejack Project, our environmental and engineering activities, as well as general corporate expenditures.

Cash used in investing activities in the year ended December 31, 2014 was $59,341,789 (2013 - $98,238,263), which was incurred mainly in respect of exploration and evaluation activities at the Projects described under Operations above in the amount of $66,794,675 (2013 - $92,718,243). Exploration and evaluation activities included $19,779,073 in engineering and permitting costs, $8,534,955 in underground mining costs, $5,315,943 for temporary road and bridges, $6,782,553 in drilling, and $6,415,392 for fuel, equipment rental and transportation. Other investing activities included $1,929,859 (2013 - $5,451,020) to acquire exploration software and machinery. Investing activities for the year ended December 31, 2014 also included cash inflows from gold sales of $9,871,995 (2013 - $Nil).

Development of any of our mineral properties will require additional equity and possibly debt financing. We are an exploration stage company and as such, we do not generate revenues from operations, except for proceeds from our exploration program gold sales. We rely on equity funding for our continuing financial liquidity. Our access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Commitments, Contingencies and Off-Balance Sheet Arrangements

Following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013, the price of our shares on the TSX and the NYSE had a significant drop in value.

Canadian Class Actions

We are aware of two proposed class actions filed against us and certain of our officers and directors in the Ontario Superior Court of Justice: the first on October 29, 2013 by David Wong (the “Wong Action”) and the second on November 1, 2013 by Roksana Tahzibi (the “Tahzibi Action”)(collectively, the “Ontario Actions”). The plaintiffs seek certification of a class action on behalf of a class of persons, wherever they reside, who acquired our securities. In the Wong Action, the class period is between November 22, 2012 and October 22, 2013. In the Tahzibi Action, the class period is between July 23, 2013 and October 21, 2013.

The plaintiffs allege that certain of our continuous disclosure documents filed in Canada contained material misrepresentations or omissions regarding our Brucejack Project, including statements with respect to probable mineral reserves and future gold production at Brucejack, and failed to communicate alleged information from Strathcona. The plaintiffs allege these misrepresentations and omissions are actionable as negligent misrepresentations or misrepresentations under various provincial Securities Acts. The plaintiffs seek general damages of $60 million (in the Wong Action) and $250 million (in the Tahzibi Action) as well as pre- and post-judgment interest and costs.

There have been no further steps in the Ontario Actions. The Company believes that the allegations made against it in Ontario Actions are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome of the Ontario Actions.

United States of America Class Actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against us and certain of our officers and directors, alleging that we violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Project. All five actions were filed in the United States District Court for the Southern District of New York.

In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552. The Court has appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased our shares between June 11, 2013 and October 22, 2013.

In March 2014, the plaintiffs filed a consolidated amended class action complaint, which we moved to dismiss in May 2014. In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”). We moved to dismiss the Second Amended Complaint on September 5, 2014. The plaintiffs filed their Opposition to our Motion to Dismiss on October 20, 2014 and we filed our reply brief on November 19, 2014. The Court has not yet issued a decision on the motion.

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

Related Party Transactions

We have entered into employment agreements with each of our President and CEO (the (“CEO”), our Chief Development Officer and Executive Vice President (the “CDO”), our Chief Exploration Officer and Vice President (the “CExO”) and our Chief Operating Officer and Vice President (the “COO”). Under the employment agreements as of December 31, 2014, our CEO received a base salary of $450,000 per year, benefits and an annual performance bonus of 0.25% of the annual increase in our market capitalization, provided the increase in market capitalization is 10% or more; our CDO received a base salary of $350,000 per year, benefits and an annual bonus determined at the discretion of our Board; and our CExO and COO each received a base salary of $325,000 per year, benefits and an annual bonus determined at the discretion of our Board. Our CEO, CDO, CExO, and COO are also entitled, on termination without cause, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

Critical Accounting Estimates and Judgments

Our significant accounting policies are presented in Note 3 to the consolidated financial statements for the year ended December 31, 2014. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which an estimate is revised and future periods if the revision affects both current and future periods.

Significant judgments about the future and other sources of estimation uncertainty at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made include, but are not limited to, the following:

1) Impairment assessment

The application of our accounting policy for impairment of mineral interests requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and results of exploration and evaluation activates on the exploration and evaluation assets.

Management has assessed for impairment indicators on the Company’s mineral interests and has concluded that no impairment indicators existed as of December 31, 2014.

2) Determination of commercial viability and technical feasibility of the Brucejack Project

The application of our accounting policy for exploration and evaluation expenditures requires judgment to determine whether technical feasibility and commercial viability of the Brucejack Project is demonstrable. We considered the application status of key environmental permits and concluded that capitalized expenditure related to the Brucejack Project are appropriately classified as an exploration and evaluation asset.

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

Credit Risk

Credit risk is our risk of potential loss if the counterparty to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to our liquid financial assets including cash and cash equivalents and restricted cash as well as the collectability of gold sales receivable. We limit our exposure to credit risk on financial assets by investing our cash and cash equivalents with financial institutions of high credit quality. We manage the credit risk on our gold sales by requiring provisional payments upfront between 75% - 90% of the value of the concentrate shipped and through utilizing multiple counterparties.

The carrying value of our cash and cash equivalents, restricted cash and gold sales receivable represent our maximum exposure to credit risk.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We ensure that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand by us for our programs.

Interest Rate Risk

We are subject to interest rate risk with respect to our investments in cash and cash equivalents and restricted cash. Our current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

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

As at December 31, 2014, we do not have any long-term debt and are not subject to any externally imposed capital requirements. With our current working capital, we believe we still have sufficient capital to fund the continued permitting of the Brucejack Project, our environmental and engineering activities, as well as general corporate expenditures.

Outstanding Share Data

At March 3, 2015, we had the following common shares and share purchase options outstanding.

	Number of securities	Exercise price ($)	Weighted Average Remaining Life (years)
Common shares	132,562,397
Share purchase options	11,911,950	$5.85 - $17.46	2.32
Fully diluted	144,474,347

Risks and Uncertainties

Natural resources exploration and development involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in our Annual Information Form dated March 31, 2014 and filed on SEDAR, which are incorporated by reference in this MD&A.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There has been no change in our internal control over financial reporting during the year ended December 31, 2014 that has materially affected, or is reasonably likely to affect our internal control over financial reporting.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (1992). Based upon our assessment and those criteria, management concluded that our internal control over financial reporting was effective as of December 31, 2014.

Disclosure Controls and Procedures

Management assessed the effectiveness of our disclosure controls and procedures as of December 31, 2014. Based upon the results of that evaluation, management concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information disclosed by us in the reports that we file were appropriately recorded, processed, summarized and reported to allow timely decisions regarding required disclosure.

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

Forward-looking information may include, but is not limited to, risks related to information with respect to our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources and reserves, realization of mineral resource and reserve estimates, timing of development of the Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as ‘‘plans’’, ‘‘expects’’, ‘‘projects’’, ‘‘assumes’’, ‘‘budget’’, ‘‘strategy’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘anticipates’’, ‘‘believes’’, ‘‘intends’’ and similar expressions or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, risks related to:

•	uncertainty as to the outcome of legal proceedings including certain class action proceedings in the U.S. and Canada;

•	the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;

•	the fact that we are a relatively new company with no mineral properties in production or development and no history of production or revenue;

•	our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;

•	dependency on the Brucejack Project for our future operating revenue;

•	our mineral resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates and establish mineral reserve estimates;

•	uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

•	commodity price fluctuations, including gold price volatility;

•	our history of negative operating cash flow, incurred losses and accumulated deficit;

•	market events and general economic conditions;

•	the inherent risk in the mining industry;

•	the commercial viability of our current and any acquired mineral rights;

•	availability of suitable infrastructure or damage to existing infrastructure;

•	governmental regulations, including environmental regulations;

•	delay in obtaining or failure to obtain required permits, or non-compliance with permits that are obtained;

•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;

•	compliance with emerging climate change regulation;

•	adequate internal control over financial reporting;

•	increased costs of complying with the Dodd-Frank Act;

•	potential opposition from non-governmental organizations;

•	uncertainty regarding unsettled First Nations rights and title in British Columbia;

•	uncertainties related to title to our mineral properties and surface rights;

•	land reclamation requirements;

•	our ability to identify and successfully integrate any material properties we acquire;

•	uncertainties related to title to our mineral properties and surface rights;

•	currency fluctuations;

•	increased costs affecting the mining industry;

•	increased competition in the mining industry for properties, qualified personnel and management;

•	our ability to attract and retain qualified management;

•	some of our directors’ and officers’ involvement with other natural resource companies;

•	potential inability to attract development partners or our ability to identify attractive acquisitions;

•	potential liabilities associated with our acquisition of material properties;

•	our ability to comply with foreign corrupt practices regulations and anti-bribery laws;

•	changes to relevant legislation, accounting practices or increasing insurance costs;

•	our anti-takeover provisions could discourage potentially beneficial third party takeover offers;

•	significant growth could place a strain on our management systems;

•	share ownership by our significant shareholders, their ability to influence our governance and possible market overhang;

•	there is no market for our securities other than our common shares;

•	the trading price of our common shares is subject to volatility due to market conditions;

•	future sales or issuance of our equity securities;

•	certain actions under U.S. federal securities laws may be unenforceable;

•	if we raise debt securities, they will be unsecured and will rank equally with other unsecured debt;

•	our broad discretion relating to the use of proceeds from financings;

•	we do not intend to pay dividends in the near future; and

•	our being treated as a passive foreign investment company for U.S. federal income tax purposes.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking statements involve statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in our Annual Information Form dated March 31, 2014 as well as those referred to in our Short Form Base Shelf Prospectus dated July 16, 2014, both of which are filed on SEDAR and in the United States on Form 40-F through EDGAR at the SEC’s website at www.sec.gov.

Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In connection with the forward-looking statements contained in this prospectus, we have made certain assumptions about our business, including about our planned exploration and development activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date hereof, forward-looking statements are not guarantees of future performance due to the inherent uncertainty therein. We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements.

