Form 40-F
period 2015-12-31
Pretium Resources Inc.
filed 2016-03-29
CIK 1508844

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015                               Commission File Number: 001-35393

PRETIUM RESOURCES INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Province or other jurisdiction of incorporation or organization)

1040	None
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1055 Dunsmuir Street, Suite 2300
Vancouver, British Columbia
Canada V7X 1L4
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

There were 145,068,405 Common Shares, of no par value, outstanding as of December 31, 2015.

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

Yes ☐ No ☐

This Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statement on Form F-10 (File No. 333-197304) and Registration Statement on Form S-8 (File No. 333-203409) and under the Securities Act of 1933, as amended.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F as Appendices hereto:

A.	Annual Information Form

The Annual Information Form of Pretium Resources Inc. (the “Company” or “Registrant”) for the fiscal year ended December 31, 2015 is included as Appendix A of this Annual Report on Form 40-F.

B.	Audited Annual Financial Statements

The Company’s audited consolidated financial statements for the fiscal year ended December 31, 2015, including the auditor’s report with respect thereto, are included as Appendix B of this Annual Report on Form 40-F.

C.	Management’s Discussion and Analysis

The Company’s Management’s Discussion and Analysis for the year ended December 31, 2015 is included as Appendix C of this Annual Report on Form 40-F.

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

Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included under the heading “Management’s Report on Internal Control over Financial Reporting” in the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2015, filed as part of this Annual Report on Form 40-F in Appendix B.

Attestation Report of the Registered Public Accounting Firm. The required disclosure is included under the heading “Independent Auditor’s Report” in the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2015, filed as part of this Annual Report on Form 40-F in Appendix B.

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2015, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Messrs. Ross Mitchell, Peter Birkey and Shaoyang Shen.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Registrant has determined that each of Messrs. Ross Mitchell, Peter Birkey and Shaoyang Shen, members of the Registrant’s audit committee, qualify as audit committee financial experts for purposes of paragraph (8) of General Instruction B to Form 40-F. The board of directors has further determined that each of Messrs. Ross Mitchell, Peter Birkey and Shaoyang Shen is also independent, as that term is defined in the Corporate Governance Listing Standards of the New York Stock Exchange (the “NYSE”). The Commission has indicated that the designation of each of Messrs. Ross Mitchell, Peter Birkey and Shaoyang Shen as an audit committee financial expert does not make any of them an “expert” for any purpose, impose any duties, obligations or liabilities on them that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or the board of directors.

ADDITIONAL DISCLOSURE

Code of Ethics.

The Registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the “Code of Business Conduct and Ethics”, that applies to all of its directors, officers, employees, and consultants including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. In 2015, there were no waivers, including implicit waivers, or amendments granted from any provision of the Code of Business Conduct and Ethics.

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

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee Information—External Auditor Service Fees” at page 73 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2015, filed as part of this Annual Report on Form 40-F in Appendix A.

Pre-Approval Policies and Procedures.

The Audit Committee pre-approves all audit services to be provided to us by our independent auditors.  The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee.  All non-audit services performed by our auditors for the fiscal year ended December 31, 2015 have been pre-approved by our Audit Committee.

Off-Balance Sheet Arrangements.

The Registrant has no off-balance sheet arrangements as defined under Form 40-F.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Contractual Obligations” in the registrant’s Management’s Discussion and Analysis for the year ended December 31, 2015, filed as part of this Annual Report on Form 40-F in Appendix C.

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

Date: March 28, 2016	Pretium Resources Inc.
	By:	/s/ ROBERT A. QUARTERMAIN
Name: Robert A. Quartermain
Title: Chief Executive Officer & Director

EXHIBIT INDEX

Exhibit	Description

99.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accountant

99.2	Consent of Tetra Tech

99.3	Consent of Snowden Mining Industry Consultants Inc.

99.4	Consent of AMC Mining Consultants (Canada) Ltd.

99.5	Consent of ERM Rescan

99.6	Consent of BGC Engineering Inc.

99.7	Consent of Alpine Solutions Avalanche Services

99.8	Consent of Valard Construction

99.9	Consent of Ian I. Chang M.A.Sc., P.Eng.

99.10	Consent of Kenneth C. McNaughton, M.A.Sc., P.Eng.

99.11	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.12	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.13	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.14	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

APPENDIX A

PRETIUM RESOURCES INC. ANNUAL INFORMATION FORM FOR THE FISCAL YEAR

ENDED DECEMBER 31, 2015

ANNUAL INFORMATION FORM

(“AIF”)

of

PRETIUM RESOURCES INC.

(the “Company” or “Pretivm”)

2300, 1055 Dunsmuir Street, PO Box 49334

Vancouver, British Columbia

V7X 1L4

Telephone:  604-558-1784
Facsimile:  604-558-4784
Website:  www.pretivm.com
E-mail:  invest@pretivm.com

For the Year Ended December 31, 2015

Dated:  March 28, 2016

TABLE OF CONTENTS

PRELIMINARY NOTES	1
Effective Date of Information	1
Currency	1
Note Regarding Forward Looking Statements	1
Scientific and Technical Disclosure	4
National Instrument 43-101 Definitions	5
Cautionary Note to US Investors	6

CORPORATE STRUCTURE	7
Name, Address and Incorporation	7
Intercorporate Relationships	7

GENERAL DEVELOPMENT OF OUR BUSINESS	7
Overview	7
Acquisition of the Project Assets	8
2013, 2014 and 2015 Developments	9
2016 Developments	15

DESCRIPTION OF OUR BUSINESS	18
Details of the Brucejack Project	18

RISK FACTORS	43

DIVIDENDS AND DISTRIBUTIONS	66

DESCRIPTION OF CAPITAL STRUCTURE	66

MARKET FOR SECURITIES	67
Trading Price	67
Prior Sales	67

DIRECTORS AND OFFICERS	68
Name and Occupation	68
Shareholdings of Directors and Senior Officers	70
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	70
Conflicts of Interest	71
Audit Committee Information	72

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	73

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	76

AUDITORS, TRANSFER AGENT AND REGISTRAR	76

MATERIAL CONTRACTS	77

INTEREST OF EXPERTS	77

ADDITIONAL INFORMATION	78

APPENDIX I AUDIT COMMITTEE CHARTER	A-1

PRELIMINARY NOTES

Effective Date of Information

This AIF is dated March 28, 2016, and unless otherwise indicated, the information contained herein is current as of such date, other than certain financial information which is current as of December 31, 2015, being the date of the Company’s most recently audited financial year end.

Currency

All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Note Regarding Forward Looking Information and Forward Looking Statements

This AIF contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”).  Forward-looking statements may include, but are not limited to, information with respect to: the future price of silver and gold; the development and construction of a mine at the Brucejack Project (as defined below); our planned exploration and development activities; the adequacy of our financial resources; the estimation of mineral resources; realization of mineral resource estimates; the timeline for commercial production at the Brucejack Project; costs and timing of future exploration and development; results of future development, exploration and drilling programs; production and processing estimates; capital and operating cost estimates; statements relating to the economic viability of the Brucejack Project, including mine life, total tonnes mined and processed and mining operations; timing and receipt of approvals, consents and permits under applicable legislation; our relationship with community stakeholders; our executive compensation approach and practice; litigation risks; currency fluctuations; and environmental risks.  Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budgeted”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends” “modeled” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation, risks related to:

•	uncertainty as to the outcome of legal proceedings including certain class action proceedings in the U.S. and Canada;

•	our ability to repay indebtedness;

•	the effect of indebtedness on cash flow and business operations;

•	our ability to satisfy commitments under stream and offtake agreements and the effect of restrictive covenants in such agreements;

•	our ability to raise enough capital to fully fund the capital costs required to complete construction at the Brucejack Project;

•
assumptions regarding expected operating costs and expenditures, production schedules, economic returns and other projections, including the 2016 Cost Update (as defined herein) and the Project Economics Update (as defined herein);

•	our production estimates, including the accuracy thereof;

•	the fact that we have no mineral properties in production and no history of production or revenue;

•	the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;

•	our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;

•	our ability to achieve commercial production at the Brucejack Project in the timeline we anticipate;

•	the operation and economic viability of the development of the Brucejack Project;

•	dependency on the Brucejack Project for our future operating revenue;

•	the accuracy of our resource and reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based;

•	our mineral resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates and establish mineral reserve estimates;

•	uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral resources;

•	commodity price fluctuations, including gold price volatility;

•	our history of negative operating cash flow, incurred losses and accumulated deficit;

•	failure of counterparties to perform their contractual obligations;

•	market events and general economic conditions;

•	the inherent risk in the mining industry;

•	the commercial viability of our current and any acquired mineral rights;

•	availability of suitable infrastructure or damage to existing infrastructure;

•	governmental regulations, including environmental regulations;

•	delay in obtaining or failure to obtain required permits, or non-compliance with permits that are obtained;

•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;

•	compliance with emerging climate change regulation;

•	uncertainties relating to additional claims and legal proceedings;

•	adequate internal control over financial reporting;

•	increased costs of complying with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”);

•	potential opposition from non-governmental organizations;

•	uncertainty regarding unsettled First Nations rights and title in British Columbia;

•	uncertainties related to title to our mineral properties and surface rights;

•	land reclamation requirements;

•	our ability to identify and successfully integrate any material properties we acquire;

•	currency fluctuations;

•	competition in the mining industry for properties, qualified personnel and management;

•	our ability to attract and retain qualified management;

•	some of our directors’ and officers’ involvement with other natural resource companies;

•	potential inability to attract development partners or our ability to identify attractive acquisitions;

•	potential liabilities associated with our acquisition of material properties;

•	our ability to comply with foreign corrupt practices regulations and anti-bribery laws;

•	changes to relevant legislation, accounting practices or increasing insurance costs;

•	our anti-takeover provisions could discourage potentially beneficial third party takeover offers;

•	significant growth could place a strain on our management systems;

•	future sales or issuances of our debt or equity securities;

•	the trading price of our Common Shares (as defined below) is subject to volatility due to market conditions;

•	share ownership by our significant shareholders;

•	certain actions under U.S. federal securities laws may be unenforceable;

•	we do not intend to pay dividends in the near future; and

•	our being treated as a passive foreign investment company for U.S. federal income tax purposes.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information.  Forward-looking statements involve statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this AIF under the heading “Risk Factors” and elsewhere in this AIF.

Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made.  In connection with the forward-looking statements contained in this AIF, we have made certain assumptions about our business, including about our planned exploration, development and production activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources.  We have also assumed that no significant events will occur outside of our normal course of business.  Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this AIF, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein. We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements.

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

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on October 22, 2010.  Our head office is located at Suite 2300, 1055 Dunsmuir Street, PO Box 49334, Vancouver, British Columbia, V7X 1L4 and our registered office is located at 2900, 550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

Intercorporate Relationships

We have two wholly-owned subsidiaries, Pretium Exploration Inc. (“Pretium Exploration”) and 0890696 B.C. Ltd. (“089”), which hold our interests in the Brucejack Project and the assets related thereto.  Both subsidiaries were incorporated under the BCBCA.

Employees

As at the conclusion of the financial year ended December 31, 2015, the Company, together with its subsidiaries, had 112 full time employees.

GENERAL DEVELOPMENT OF OUR BUSINESS

Overview

We are an exploration and development company that was formed for the acquisition, exploration and development of precious metal resource properties in the Americas.  Our only material mineral project for the purposes of NI 43-101 is the Brucejack Project, a development stage project located in north-western British Columbia.  We also have a 100% interest in the Snowfield Project (the “Snowfield Project”), which borders the Brucejack Project to the north.

The Brucejack Project is our only material project and we intend to focus our exploration and development efforts on the Brucejack Project and, in particular, on advancing engineering studies on the higher grade underground opportunities at the Brucejack Project and on expanding and increasing the quality of our mineral resources.

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

The Brucejack Report sets out a base case (US$1,100/ounce gold, US$17/ounce silver and exchange rate of 0.92 C$/US$) estimated pre-tax Net Present Value (5% discount) of US$2.25 billion, with an internal rate of return of 34.7%.   The Brucejack Report contemplates average annual production during the first eight years of 504,000 ounces of gold and during the 18 year Life of Mine (“LOM”) 404,000 ounces of gold, an estimated capital cost, including contingencies, of US$746.9 million and an average processing rate of 2,700 tonnes/day with operating costs of C$163.05 per tonne milled.  See “Details of the Brucejack Project — Mineral Resource and Mineral Reserve Estimates”.

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

The rights of Silver Standard and obligations of the Company under the Investor Rights Agreement will terminate and be of no force or effect if Silver Standard’s (and its affiliates’) percentage ownership of our outstanding Common Shares is less than 10% for any continuous period of at least 30 days.

To the best of our knowledge, as at December 31, 2015, Silver Standard held 11.7% of our issued and outstanding Common Shares.  On March 1, 2016, we completed a marketed offering of Common Shares under a supplement to our Shelf Prospectus dated July 14, 2014 (see “Shelf Prospectus Offering” at page 17).  As at the date of this AIF, to the best of our knowledge, Silver Standard holds approximately 9.82% of our outstanding Common Shares and as such should their percentage remain less than 10% for 30 consecutive days, the Investor Rights Agreement will be of no further force and effect as of March 31, 2016.

2013, 2014 and 2015 Developments

Exploration

2013 Exploration Activities

In 2013, our exploration activities consisted of the excavation of a 10,000-tonne bulk sample and a 15,000-meter (subsequently increased to a 16,789-meter) underground drill program.  The 2013 Exploration Program was designed to test the full widths of two of the domains of mineralization used to estimate the November 2012 Valley of the Kings Mineral Resource. As a result, the Program targeted the full range of the projected resource block grades which span from zero grams of gold per tonne to in excess of 60 grams of gold per tonne.

The 2013 Exploration Program was successful in confirming the geological model for the Valley of the Kings, validating the robustness of the global high-grade Mineral Resource estimate and facilitating parameter optimization for the updated December 2013 Mineral Resource estimate which was filed in December 2013.  The material excavated and processed from the bulk sample program produced a total of 5,741 ounces of gold as gravity and flotation concentrates.

2014 Exploration Activities

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

Underground exploration in the Valley of the Kings continued with mapping and sampling coinciding with the advance of ramping and vent raise excavation.

2015 Exploration Activities

An infill drill program at the Brucejack Project’s Valley of the Kings commenced in 2015 to target stope areas in years 1 through 3 of the current mine plan (1320-meter level to 1200-meter level).

The planned drill program was expanded to include extensions of Domain 20 which are adjacent to areas being mined in the early years of the 2014 Feasibility Study Mine Plan. When completed, roughly 200 vertical meters over a strike length of 250 meters will have been drilled at 7.5 to 10-meter centers.

The primary purpose of the drilling is grade control, with the additional benefit of infill drilling inferred and non-stope indicated resources in the same area. Results from the program continue to confirm the style and grade distribution of the gold mineralization in the area being tested, which includes the intersection of high grade and visible gold.

A grass-roots exploration program also commenced in 2015 which was comprised of prospecting, airborne EM, magnetic and radiometric surveys, and a surface drill program. The 2015 surface exploration drill program consisted of approximately 20,000 meters of drilling, which targeted porphyry/epithermal-style mineralization to the east of the Brucejack Project.

The 2015 regional exploration program was successful in expanding the size of the hydrothermal system that includes the Valley of the Kings and confirming the potential for additional mineralized zones to the east.  With the discovery of the Flow Dome Zone, the program was successful in extending the strike length of the Valley of the Kings gold mineralization 1,000 meters to the east of the current Valley of the Kings Measured and Indicated Mineral Resource. Results from the 2015 program will be used to prioritize targets for follow-up regional exploration programs.

Environmental Assessment and Review

Major mining projects in British Columbia are subject to environmental assessment and review prior to certification and issuance of permits to authorize construction and operations.  Environmental assessment (“EA”) is a means of addressing the potential for adverse environmental, social, economic, health, and heritage effects or the potential adverse effects on Aboriginal interests or rights prior to project approval.  Depending on the scope of a project, assessment and permitting of major mines in British Columbia will proceed through the BC Environmental Assessment process (the “BC EA”) pursuant to the BC Environmental Assessment Act (the “BCEAA”) and the Canadian Environmental Assessment Act 2012 (the “CEA Act”).

At a provincial level, proposed mining developments that exceed a threshold criterion of 75,000 t/a (or 205 t/d) as specified in the Reviewable Project Regulations are required under the BCEAA to obtain an Environmental Assessment Certificate from the Ministry of Energy Mines and Natural Gas and Ministry of Environment before the issuance of any permits to construct or operate.  At a federal level, proposed gold mine developments (other than placer mines) that exceed a threshold criterion of 600 t/d as specified under the Regulations Designating Physical Activities are required to complete an Environmental Impact Study pursuant to the CEA Act.

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

As part of the application review process, we provided responses to both the Working Group and public comments.

The BCEAO had a maximum of 180 days from August 13, 2014, the date of our EAC application, to complete its review and prepare an assessment report for a decision by the Minister of Environment and the Minister of Energy and Mines.  The Ministers then had 45 days following the receipt of the assessment report to make a decision.

In respect of the federal EA process, we submitted the Project Description for the Brucejack Project to the Canadian Environmental Assessment Agency (“CEA”) in January, 2013.  In May 2013, CEA issued the EIS Guidelines that outline the federal permitting requirements for the Brucejack Project.  We filed our EIS concurrently with our EAC application in August 2014.

During 2015, the Company received all major regulatory permits from the federal and provincial governments required to begin development work towards commercial production at the Brucejack Project:

•
On March 27, 2015, we were issued an Environmental Assessment Certificate for the Brucejack Project by the British Columbia Minister of the Environment and the Minister of Energy and Mines. The Ministers issued the certificate with certain conditions which would give them the confidence to conclude that the project would be constructed, operated and decommissioned in a way that ensures no significant adverse effects are likely to occur. The conditions were addressed prior to the start of mine construction.

•
On July 30, 2015, we received a positive Environmental Assessment Decision Statement from the Federal Minister of the Environment. The Decision Statement found that the Brucejack Project is not likely to cause significant adverse environmental effects. In reaching the Decision, the Minister considered the Project Recommendation and the Canadian Environmental Assessment Agency (“CEAA”) Environmental Assessment Report. The Report includes CEAA’s conclusions and recommendations on the potential environmental effects of the project, the proposed mitigation measures, the significance of any remaining adverse environmental effects and the follow-up program.

•
On August 31, 2015, we announced that we had received a Mines Act Permit and Environmental Management Act Permit from the British Columbia Minister of Energy and Mines and Ministry of Environment approving our mine plan and reclamation program allowing commercial production at the Brucejack Project. The Mines Act Permit allows for the construction of a 2,700 tonnes per day doré and flotation plant, development of an underground mine, and associated facilities and other infrastructure. The Environmental Management Act Permit governs effluent discharge during construction and operation.

Engineering and Development of the Brucejack Project

In 2013, we filed a NI 43-101 compliant “Feasibility Study and Technical Report on the Brucejack Project” dated June 11, 2013, prepared by Tetra Tech.  In June, 2014, we filed the Brucejack Report which supersedes the June 11, 2013 technical report.

Basic and detailed engineering activities continued in 2014.  AMEC was awarded the EPCM contract and commenced work on engineering and procurement.  Flow sheets and process design criteria were finalized as well as process and instrumentation diagrams.  Plant and site layout refinements were underway, as well as the procurement of surface facilities and underground infrastructure. Teams in the technical areas required to advance the Project through development were staffed. Contracts including bulk earthworks, transmission line and long lead items were awarded.

Construction at the Brucejack Project commenced on September 5, 2015 with expected commissioning in the third quarter of 2017.

Activities were focused on bulk earth works, including the pads for the permanent camp and mill building, in preparation for facilities construction in the spring of 2016. Additional construction activities at site have included the excavation of diversion ditches and contact water pond and the widening of the haul road to accommodate construction traffic.  Transmission line right-of-way clearing commenced and the contract for the transmission line towers was issued.

Underground development was ongoing in 2015, with an initial focus on underground exploration development.  Upon receipt of final mine development permits, the focus switched to the development of mine infrastructure.

Construction Financing Package with Orion Mine Finance Group and Blackstone Tactical Opportunities

On September 21, 2015, we completed a US$540,000,000 construction financing package (the “Orion and Blackstone Financing”) with the Orion Mine Finance Group (“Orion”) and Blackstone Tactical Opportunities(“BTO”) (collectively “Orion and Blackstone”).

The Orion and Blackstone Financing was comprised of a credit facility for US$350,000,000 (the “Credit Facility”), a US$150,000,000 prepayment under a callable gold and silver stream agreement (the “Stream Agreement”) and a private placement of Common Shares for US$40,000,000 (the “Private Placement”).

Upon closing, we received US$340,000,000 comprised of: (i) US$150,000,000 as an initial advance under the Credit Facility; (ii) US$150,000,000 as a deposit under the Stream Agreement (the “Deposit”); and (iii) US$40,000,000, being the aggregate subscription price under the Private Placement. The US$540,000,000 of aggregate gross proceeds from the Orion and Blackstone Financing will fund more than 70% of the estimated capital costs to develop an underground mine at the Brucejack Project based on the Brucejack Technical Report and more than 75% of the estimated cost based on the 2016 Cost Update (defined below).

The Credit Facility consisted of a credit agreement among the Company, as borrower, Pretium Exploration and 089, as guarantors, Orion and BTO, as lenders and Orion, as administrative agent, dated September 15, 2015 (the “Credit Agreement”) and an offtake agreement among Pretium Exploration, the Company, 089, Orion Co-Investments II (Stream) Limited (“Orion Stream”) and BTO, dated September 15, 2015 (the “Offtake Agreement”).

The Credit Agreement is a senior secured loan facility of US$350,000,000 of which US$150,000,000 was advanced at closing, leaving US$200,000,000 available to be drawn in up to US$50,000,000 tranches (with each tranche subject to a minimum amount of US$5,000,000) beginning six months from the closing date of the Credit Agreement over a period of 18 months with each draw subject to an arrangement fee of 3%. The Credit Agreement has a fixed interest rate of 7.5%. Principal and accrued interest compounded quarterly is due at maturity on December 31, 2018. We have an option to extend maturity to December 31, 2019 on payment of 2.5% of the principal amount outstanding.

The Offtake Agreement applies to sales from the first 7,067,000 ounces of refined gold (less any delivered ounces pursuant to the Stream Agreement). Orion Stream and BTO will pay for refined gold based on a market referenced gold price in U.S. dollars per ounce during a defined pricing period before and after the date of each sale. The offtake obligation applies to 100% of refined gold produced at the Brucejack Project less the percentage of refined gold to be delivered pursuant to the Stream Agreement. Moreover, Pretium Exploration has the option to reduce the offtake obligation by one of the following options:

i.
Effective on December 31, 2018, Pretium Exploration can elect to reduce the offtake obligation to either i) 50% by paying US$11 per ounce multiplied by 0.5, on the remaining undelivered gold ounces, or ii) 25% by paying US$11 per ounce multiplied by 0.75, on the remaining undelivered gold ounces; or

ii.
Effective on December 31, 2019 Pretium Exploration can elect to reduce the offtake obligation to either i) 50% by paying US$13 per ounce multiplied by 0.5, on the remaining undelivered gold ounces, or ii) 25% by paying US$13 per ounce multiplied by 0.75, on the remaining undelivered gold ounces.

Pursuant to the Stream Agreement among Orion Stream and BTO as purchasers, the Company and Pretium Exploration, as seller, Orion Stream, as purchaser’s agent, Orion, as collateral agent, dated September 15, 2015, the Deposit was advanced at closing as prepayment in consideration of a callable stream that applies to 8% of the 7,067,000 ounces of refined gold and 26,297,000 ounces of refined silver produced at the Brucejack Project (the “Refined Precious Metals”). The Refined Precious Metals subject to the Stream Agreement will be reduced by the aggregate ounces of Refined Precious Metals sold and delivered prior to the applicable delivery start date.

Pretium Exploration may elect to repurchase all or a portion of the Refined Precious Metals stream by one of the following options:

i.
On December 31, 2018, Pretium Exploration can elect to repurchase the entire 8% stream by paying US$237,000,000 or can elect to reduce the stream to 3% of Refined Precious Metals by paying US$150,000,000, in which case the stream deliveries would commence January 1, 2019; or

ii.
On December 31, 2019, Pretium Exploration can elect to repurchase the entire 8% stream by paying US$272,000,000 or can elect to reduce the stream to 4% of Refined Precious Metals by paying US$150,000,000, in which case the stream deliveries would commence January 1, 2020.

If Pretium Exploration does not exercise the right to reduce or repurchase the Refined Precious Metals stream by December 31, 2019, US$20,000,000 will be payable to Orion Stream and BTO and an 8% stream will apply to the Refined Precious Metals beginning January 1, 2020, with payment of US$400 per ounce of gold and US$4.00 per ounce of silver. If the market price of gold is greater than US$400 per ounce, the excess will decrease the Deposit until it has been reduced to nil.

Subject to certain exceptions, the Stream Agreement contains restrictions on the transfer of production and transfers of property and assets. The Stream Agreement also contains a general prohibition regarding changes of control of Pretium or any of its subsidiaries. However, the Stream Agreement does not prohibit a transfer or change of control of Pretium or any of its subsidiaries if a change of control or transfer of substantially all assets of Pretium, Pretium Exploration or any other Pretium Entity (as defined in the Stream Agreement, which is available on SEDAR) occurs or is agreed to (a “Triggering Event”) prior to the earlier of (i) January 1, 2020; and (ii) the date the Deposit is reduced to nil, and Pretium Exploration exercises its right at such time to purchase the stream obligation (the “Purchase Right”) in exchange for consideration equal to the greater of (a) 13.6% of consideration received as a result of such Triggering Event which is attributable to the project, and (b) an amount equal to the product of $150,000,000 and (1.15)D/365, where “D” is the number of days from the date of the Agreement to the date of completion of such Triggering Event (the greater of such amounts, the “Triggering Event Amount”). If a Triggering Event occurs and Pretium Exploration has not exercised the Purchase Right, the Purchasers shall have the right at such time to require Pretium Exploration to purchase the Stream Agreement in exchange for consideration equal to the Triggering Event Amount. Once the Deposit is reduced to nil, there will be no consequences of a change of control of Pretium.

Under the Private Placement each of Orion and BTO subscribed for 3,848,004 of our Common Shares at US$5.1975 per Common Share for aggregate proceeds at closing of US$40,000,000. Orion and BTO are also entitled to maintain their proportionate ownership of our Common Shares by participating pro rata in issuances of our Common Shares (subject to certain exceptions) until the maturity date of the Credit Agreement.

Production Decision

Following receipt of all of the major regulatory permits required to begin development work at the Brucejack Project, and the completion of the Construction Financing with Orion and Blackstone, our Board of Directors approved a Production Decision for the Brucejack Project.

2016 Developments

Cost Update

On February 17, 2016, we announced an updated cost estimate for the Brucejack Project (the “2016 Cost Update”).

Based on the achievement of the 60% engineering milestone, a capital cost estimate was carried out in late 2015 (the “Updated Estimate”) to update the June 2014 Feasibility Study cost estimate (the “Feasibility Study Estimate”) for the Brucejack Project. The estimated total project capital cost to complete design, construction, installation and commissioning, including contingencies and working capital, is US$696.8 million. Working capital for the three-month period of post-plant commissioning and initial gold production covers the cost of operations, but does not take into account any revenue generated during this period. The working capital estimate also covers the costs for prepayments related to electrical power and permitting, including US$9 million in government fees and bonds.

Updated Capital Costs

Underground development is projected to cost US$17.7 million less than estimated in the Feasibility Study Estimate. Underground mining equipment of US$23.4 million has been deferred to sustaining capital due to the use of the third party mining contractor’s equipment.

The mill building design-build contract is US$9.5 million less than estimated in the Feasibility Study Estimate. In addition to construction savings, the lower assumed Canadian dollar exchange rate resulted in a favorable foreign exchange difference of approximately US$145 million.

Owner’s costs, excluding working capital, increased by US$46.7 million, primarily as a result of additional environmental monitoring costs of US$18.6 million, additional winter construction costs of US$14.5 million due to receipt of permits in September and additional camp support costs of US$10.8 million to cover an increase in overall man-hours during construction. The engineering, procurement and construction management contractor increased its costs by US$18.4 million.

A summary of capital costs from the 2016 Cost Estimate in comparison with the estimate contained in the Brucejack Technical Report is presented in the table below.

Capital Costs Summary Comparison
	Updated Estimate (US$ million) (1)	Feasibility Study Estimate (US$ million) (2) (3)
Mine underground	101.4	151.7
Mine site(4)	165.3	183.6
Offsite Infrastructure	81.0	85.9
Total Direct Costs	347.7	421.2
Indirect Costs	97.5	106.7
Owner’s Costs	160.3	150.0
Contingency(5)	35.3	69.0
Total Capital Cost	640.8	746.9
Working Capital	56.0	— (6)
Total Construction Cost	696.8	746.9

(1)	US$0.75:C$1
(2)	US$0.92:C$1
(3)	Certain costs were re-classified to conform to updated estimate categories/presentation.
(4)	Includes mine site, mine site process, mine site utilities, mine site facilities, tailings facilities, mine site temporary facilities and surface mobile equipment.
(5)	Contingency has been reduced to US$35,300,000 based on 60% level of engineering and significant commitments now in place.
(6)	Working capital was included in the financial model, but not in capital cost estimate.

Updated Project Economic Metrics

An updated summary of Brucejack economic results taking into account the 2016 Cost Update and the costs of the Orion Blackstone Financing (the “Project Economics Update”) by metal price is shown in the table below.

Summary of Brucejack Economic Results by Metal Price – February 2016 Update(7, 8)

	Low Case	Base Case	High Case
Gold Price (US$/ounce)	$800	$1,100	$1,400
Silver Price (US$/ounce)	$10.00	$14.00	$18.00
Net Cash Flow (US$)	$2.21 billion (pre-tax) $1.53 billion (post-tax)	$4.31 billion (pre-tax) $2.88 billion (post-tax)	$6.42 billion (pre-tax) $4.23 billion (post-tax)
Net Present Value(9) (5.0% discount) (US$)	$1.09 billion (pre-tax) $0.72 billion (post-tax)	$2.36 billion (pre-tax) $1.55 billion (post-tax)	$3.63 billion (pre-tax) $2.36 billion (post-tax)
Internal Rate of Return	20.2% (pre-tax) 16.8% (post-tax)	33.0% (pre-tax) 27.4% (post-tax)	43.8%(pre-tax) 36.3% (post-tax)
Payback(from start of production period)	4.9 years (pre-tax) 5.0 years (post-tax)	3.4 years (pre-tax) 3.5 years (post-tax)	2.7 years (pre-tax) 2.8 years (post-tax)
Exchange Rate (US$:C$)	0.75	0.75	0.75

(7)	Includes impact from financing announced Sept 15, 2015.
(8)	Financing impact assumes repayment of debt facility at maturity, exercise of maximum buyout options for offtake and stream facilities at December 31, 2018.
(9)	NPV is discounted to December 31, 2015.

The estimates contained in the 2016 Cost Estimate and Project Economics Update are forward-looking statements and are subject to the risks and uncertainties outlined under “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.

Shelf Prospectus Offering

On March 1, 2016, we completed a marketed offering of 26,210,000 of our Common Shares at US$4.58 per share, for gross proceeds of US$120 million (the “Shelf Prospectus Offering”).  The offering was done under a supplement to our short form base shelf prospectus dated July 14, 2014   The underwriters also exercised their over-allotment option and purchased an additional 2,174,000 Common Shares at US$4.58 per share, for additional proceeds of US$9,956,920 for total gross proceeds of US$129,998,720.

The net proceeds of the marketed offering will be used to (i) fund development of the Brucejack Project, (ii) for working capital during start-up and (iii) for general corporate purposes.

Pursuant to the Private Placement, Orion is entitled to maintain its proportionate ownership interest in the Company by participating pro rata in issuances of our common shares.  Orion has exercised its participation rights and is subscribing for 752,906 of our Common Shares at a price of US$4.58 per Common Share in a non-brokered private placement scheduled to close on March 31, 2016.

Pursuant to a subscription agreement dated December 8, 2014 between Zijin Mining Group Co., Ltd. ("Zijin") and the Company, Zijin is entitled to maintain its proportionate ownership interest in the Company by participating pro rata in issuances of the Company's common shares.  Zijin has exercised its participation rights and is subscribing for 2,786,849 of our Common Shares at a price of US$4.58 per Common Share in a non-brokered private placement scheduled to close on March 31, 2016.

The proceeds of the Orion and Zijin pro-rata private placements will be used to fund development of the Brucejack Project, for working capital during start-up and for general corporate purposes.

 DESCRIPTION OF OUR BUSINESS

Unless stated otherwise, the scientific and technical information in this AIF is solely derived from, and in some instances is an extract from, the Brucejack Report.  Reference should be made to the full text of the Brucejack Report, which is available electronically on the SEDAR website at www.sedar.com under our SEDAR profile, as the Brucejack Report contains additional assumptions, qualifications, references, reliances and procedures which are not fully described herein.

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

Details of the Brucejack Project

Project Description and Location

The Brucejack Project (also known as the “Property” in the Brucejack Report) consists of four mining leases and six mineral claims totalling 3,054 hectares.  The mining leases require annual payments to remain in good standing and the mineral claims are in good standing until January 31, 2026.

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

Our 2011 diamond drill program was focused specifically on defining high grade resources.  In 2011, 178 drillholes were completed totalling 72,805 metres in drillholes SU-110 to SU-288.  This included 97 drillholes (41,219 metres) that targeted the Valley of the Kings, 16 drillholes (7,471 metres) that targeted the West Zone, and 21 drillholes (7,220 metres) that targeted the surrounding areas. The remaining drilling was focused on expansion of Shore Zone, testing for structurally controlled high grade mineralization in Galena Hill (now part of the Valley of the Kings) and Bridge Zones, as well as testing new target areas.  The West Zone ramp was partially dewatered in late 2011 and early 2012. A geotechnical mapping program and updated survey was completed on the dewatered portion of the mine.

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

Geology on the Brucejack Property can generally be characterized as a northerly-trending, broadly arcuate, concave-westward structural-stratigraphic belt of variably altered rocks. This belt is bisected on the western side of the Brucejack Property by a prominent topographic lineament, the Brucejack Fault. This belt is characterised by a broad band of variably but generally intensely quartz-sericite-pyrite altered rocks of up to several hundred metres or more across, and approximately five kilometres in strike extent. The quartz-sericite-pyrite alteration typically contains between two and 20% pyrite, and, depending on the alteration intensity, can preclude protolith recognition. Most of the defined mineral resources on the Brucejack Property are located within the intensely altered zone.

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

Several mineralization zones have been explored to varying degrees, including (from south to north): Bridge Zone, Valley of the Kings Zone, West Zone, Gossan Hill, Shore Zone, and SG Zone (Ireland et al. 2013).  There are numerous relatively unexplored mineralization showings within the alteration band across the Brucejack Property that are between the main mineralization zones, highlighting the exceptional exploration potential of the Brucejack Property.

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

Mineral Processing

The process flowsheet developed for the Brucejack Property mineralization is a combination of conventional bulk sulphide flotation and gravity concentration to recover gold and silver. The processing plant will produce a gold-silver bearing flotation concentrate and gold-silver doré that will be produced by melting the gravity concentrate produced from the gravity concentration circuits. Based on the LOM average, the recovery process is estimated to produce approximately 5,600 kg of gold and 1,900 kg of silver as doré per year and 44,000 t of gold-silver bearing flotation concentrate per year from the mill feed, grading 14.1 g/t gold and 57.7 g/t silver. The estimated gold recoveries to the doré and flotation concentrate are 43.3% and 53.4%, respectively, totalling 96.7%. The estimated silver recoveries reporting to the doré and flotation concentrate are 3.5% and 86.5%, respectively, totalling 90.0%. The LOM average gold and silver contents of the flotation concentrate are anticipated to be approximately 157 g/t gold and 1,000 g/t silver. The flotation concentrate will be shipped off site to a smelter for further treatment to recover the gold and silver.

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

Simplified Process Flowsheet

BRUCEJACK FEASIBILITY STUDY UPDATE
PROCESS FLOWSHEET

ROM ORE
PRIMARY CRUSHER
UNDERGROUND
SURFACE
MILL FEED SURGE BIN
SAG MILL
CYCLONE
BALL MILL
PRIMARY GRAVITY CONCENTRATION
MILL DISCHARGE PUMPBOX
ROUGHER FLOTATION
ROUGHER SCAVENGER FLOTATION
1st CLEANER FLOTATION
1st CLEANER SCAVENGER FLOTATION
2nd CLEANER FLOTATION
3rd CLEANER FLOTATION
PROCESS WATER
TAILINGS THICKENER
BACKFILL (UNDERGROUND)
SLIME FROM UNDERGROUND
CYCLONE
SLIME FLOTATION
REGRIND MILL
SECONDARY GRAVITY CONCENTRATION
COARSE SHAKING TABLE
CONCENTRATE THICKENER
PROCESS WATER
TAILINGS MANAGEMENT FACILITY
FILTER PRESS
FINE SHAKING TABLE
SMELTING FURNACE
DORE
MILL DISCHARGE PUMPBOX
GOLD/SILVER CONCENTRATE

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

2014 Capital Cost Estimate

The Brucejack Report estimated total initial capital cost for the design, construction, installation, and commissioning of the Brucejack Project as US$746.9 million (the “2014 Capital Cost Estimate”). A summary breakdown of the initial capital cost, including direct costs, indirect costs, owner’s costs, and contingency is provided below.

Summary of 2014 Capital Cost Estimate

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

The purpose of the 2014 Capital Cost Estimate was to provide feasibility-level input to the Brucejack Project financial model.

The 2014 Capital Cost Estimate is a Class 3 feasibility cost estimate prepared in accordance with the standards of the Association for the Advancement of Cost Engineering International (the “AACE”). The estimated degree of project definition meets or exceeds 30%. The accuracy of this estimate is deemed to be -15%/+20%. There was no deviation from the AACE’s recommended practices in the preparation of this estimate.

The 2014 Capital Cost Estimate was prepared with a base date of Q2 2014 and did not include any escalation beyond this date. The quotations used for were obtained in Q2 2014, with a validity period of 90 days.

The 2014 Capital Cost Estimate used U.S. dollars as the base currency. Foreign exchange rates were applied as required. Duties and taxes and taxes are not included in the estimate. This estimate is divided into four general sections (direct costs, indirect costs, owners’ costs and contingency) and was developed based largely on first principles from a design, planning, and cost basis.

Operating Costs

In the Brucejack Report, the total LOM average operating cost for the Brucejack Project was estimated at $163.05/t ore milled which includes for:

•	mining;
•	process;
•	general and administration (G&A);
•	surface services;
•	backfill, including paste preparation; and
•	water treatment.

The operating costs exclude sustaining capital costs, off-site costs (such as shipping and smelting costs), taxes, or other government imposed costs, unless otherwise noted.

A total of 593 personnel were projected to be required for the Brucejack Project. The unit cost estimates are based on the LOM ore production and a mine life of 18 years. The currency exchange rate used for the estimate was 1.00:0.92 (C$/US$). The operating cost for the Brucejack Project has been estimated in Canadian dollars within an accuracy range of ±15%.

Economic Analysis

In the Brucejack Report, Tetra Tech prepared an economic evaluation of the Brucejack Project based on a pre-tax financial model. For the 18-year LOM and 16.55 Mt of mine plan tonnage, the following pre-tax financial parameters were calculated:

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

2016 Capital Cost and Project Economics Update

On February 17, 2016, we announced the 2016 Cost and Project Economics Update.  On achieving our 60% engineering milestone, a capital cost estimate was carried out to update the aforementioned cost estimate.  The estimated total project capital cost to complete design, construction, installation and commissioning, including contingencies and working capital, is US$696.8 million.

Working capital for the three-month period of post-plant commissioning and initial gold production covers the cost of operations, but does not take into account any revenue generated during this period. The working capital estimate also covers the costs for prepayments related to electrical power and permitting, including US$9 million in government fees and bonds.

A summary of capital costs from the 2016 Cost Estimate in comparison with the estimate contained in the Brucejack Technical Report is presented in the table below.

Capital Costs Summary Comparison
	Updated Estimate (US$ million) (1)	Feasibility Study Estimate (US$ million) (2) (3)
Mine underground	101.4	151.7
Mine site(4)	165.3	183.6
Offsite Infrastructure	81.0	85.9
Total Direct Costs	347.7	421.2
Indirect Costs	97.5	106.7
Owner’s Costs	160.3	150.0
Contingency(5)	35.3	69.0
Total Capital Cost	640.8	746.9
Working Capital	56.0	— (6)
Total Construction Cost	696.8	746.9

(1)	US$0.75:C$1
(2)	US$0.92:C$1
(3)	Certain costs were re-classified to conform to updated estimate categories/presentation.
(4)	Includes mine site, mine site process, mine site utilities, mine site facilities, tailings facilities, mine site temporary facilities and surface mobile equipment.
(5)	Contingency has been reduced to US$35,300,000 based on 60% level of engineering and significant commitments now in place.
(6)	Working capital was included in the financial model, but not in capital cost estimate.

The 2016 Updated Summary of Brucejack Economic Results by metal price is shown in the table below.

Summary of Brucejack Economic Results by Metal Price – February 2016 Update(7, 8)

	Low Case	Base Case	High Case
Gold Price (US$/ounce)	$800	$1,100	$1,400
Silver Price (US$/ounce)	$10.00	$14.00	$18.00
Net Cash Flow (US$)	$2.21 billion (pre-tax) $1.53 billion (post-tax)	$4.31 billion (pre-tax) $2.88 billion (post-tax)	$6.42 billion (pre-tax) $4.23 billion (post-tax)
Net Present Value(9) (5.0% discount) (US$)	$1.09 billion (pre-tax) $0.72 billion (post-tax)	$2.36 billion (pre-tax) $1.55 billion (post-tax)	$3.63 billion (pre-tax) $2.36 billion (post-tax)
Internal Rate of Return	20.2% (pre-tax) 16.8% (post-tax)	33.0% (pre-tax) 27.4% (post-tax)	43.8%(pre-tax) 36.3% (post-tax)
Payback(from start of production period)	4.9 years (pre-tax) 5.0 years (post-tax)	3.4 years (pre-tax) 3.5 years (post-tax)	2.7 years (pre-tax) 2.8 years (post-tax)
Exchange Rate (US$:C$)	0.75	0.75	0.75

(7)	Includes impact from financing announced Sept 15, 2015.
(8)	Financing impact assumes repayment of debt facility at maturity, exercise of maximum buyout options for offtake and stream facilities at December 31, 2018.
(9)	NPV is discounted to December 31, 2015.

RISK FACTORS

Investing in the securities of the Company is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking information relating to the Company, or our business, property or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. You should carefully consider the following risk factors along with other risk factors included elsewhere in the AIF.

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

As of the date hereof, we are aware of legal proceedings in Ontario and in New York, as more particularly described in the section entitled “Legal Proceedings” on page 73 of this AIF and in our Management’s Discussion & Analysis of our financial condition and results of operations for the year ended December 31, 2015.

Our indebtedness may adversely affect our cash flow and our ability to operate our business.

The Company has a substantial amount of indebtedness as a result of its entering into the Credit Agreement. As a result of this indebtedness, we are required to use a portion of our cash flow to service principal and interest on our debt. The Company’s indebtedness could have adverse consequences for the Company, including: limiting our ability to obtain additional financing for working capital, capital expenditures, exploration and development, debt service requirements, acquisitions and general corporate or other purposes; restricting our flexibility and discretion to operate our business; having to dedicate a portion of the Company’s cash flows from future mining operations, if any, to the payment of interest on its indebtedness and not having such cash flows available for other purposes; exposing the Company to increased interest expense on borrowings at variable rates; limiting our ability to adjust to changing market conditions; placing us at a competitive disadvantage compared to competitors that have less debt or greater financial resources; making the Company vulnerable in a downturn in general economic conditions; and preventing our ability to make expenditures that are important to our growth and strategies.

The ability of the Company to meet its debt service requirements will depend on its ability to generate cash from mining activities. There can be no assurance that we will generate cash flow in amounts sufficient to pay outstanding indebtedness or to fund any other liquidity needs. If the cash generated from mining activities is insufficient to meet the obligations to pay interest and principal under the Credit Agreement the lenders may exercise their rights under the security arrangements of the Credit Agreement, which could result in a loss or substantial reduction in the value of the principal assets of the Company.

The future performance of the Company will be affected by a range of economic, competitive, governmental, operating and other business factors, many of which cannot be controlled, such as general economic and financial conditions in the industry or the economy at large. A significant reduction in operating cash flows resulting from changes in economic conditions, increased competition or other events could increase the need for additional or alternative sources of liquidity and could have a material adverse effect on the business, financial condition or results of operations, as well as the Company’s ability to service its debt and other obligations. If we are unable to service our indebtedness or fulfil our other obligations under the Credit Agreement, we will be forced to adopt an alternative strategy that may be less attractive to the Company and include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing indebtedness or seeking equity capital. In addition, any failure to make scheduled payments of interest and principal on outstanding indebtedness is likely to result in a reduction of credit rating, which could harm our ability to incur additional indebtedness on acceptable terms.

We may be unable to satisfy our commitments under the Stream Agreement and Offtake Agreement and failure to do so may have a material and adverse effect on the Company.

Our ability to make deliveries under the Stream Agreement and Offtake Agreement is dependent on our ability to successfully complete construction and place the Brucejack Project into production, as well as the Company’s financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control.

If the Company’s cash flows and capital resources are insufficient to complete construction and place the Brucejack Project into production, we could face substantial liquidity problems and could be forced to reduce or delay investment and capital expenditures or to dispose of material assets or operations, or seek additional debt or equity capital. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our delivery obligations under the Stream Agreement and Offtake Agreement. If the Company does not meet its delivery obligations within the term of the Stream Agreement the uncredited balance of the Deposit paid to the Company under the Stream Agreement shall be due and owing. Failure to otherwise fulfill our commitments under these agreements could result in adverse impacts to Pretium. See “General Development of Our Business”.

If metal prices improve over time, the Offtake Agreement and Stream Agreement may reduce the Company’s ability to sell its resources later at higher market prices due to its obligations under these agreements.

The Stream Agreement, Offtake Agreement and Credit Agreement contain restrictive covenants that will limit our ability to operate our business.

The restrictive covenants contained in the Stream Agreement, Offtake Agreement and Credit Agreement could have adverse consequences for the Company, including: limiting our ability to obtain additional financing for working capital, capital expenditures, exploration and development, debt service requirements, acquisitions and general corporate or other purposes; restricting our flexibility and discretion to operate our business; limiting our ability to adjust to changing market conditions; making us vulnerable in a downturn in general economic conditions; and making us unable to make expenditures that are important to our growth and strategies. The restrictive covenants contained in the Stream Agreement, Offtake Agreement and Credit Agreement will limit our operating flexibility and could prevent us from taking advantage of business opportunities. Our failure to comply with these covenants may result in an event of default. If such event of default is not cured or waived, we may suffer adverse effects on our operations, business or financial condition, including being required to return non-offset portions of the Deposit. In such a case, there can be no assurance that the assets of the Company would be sufficient to repay any non-offset portions of the Deposit in full.

Actual capital costs, operating costs and expenditures, production schedules and economic returns may differ significantly from those we have anticipated.

Our expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections for the Brucejack Report which are contained in the Brucejack Technical Report, the 2016 Cost Update and Project Economics Update are based on assumed or estimated future metals prices, cut-off grades, operating costs, capital costs and expenditures and other factors that each may prove to be inaccurate. Therefore, the Brucejack Technical Report, the 2016 Cost Update and Project Economics Update may prove to be unreliable if the assumptions or estimates do not reflect actual facts and events. For example, significant declines in market prices for base and precious metals or extended periods of inflation would have an adverse effect on the economic projections set forth in the Brucejack Technical Report, the 2016 Cost Update and Project Economics Update.

Any material reductions in estimates of mineralization or increases in capital costs and expenditures, or in our ability to maintain a projected budget or renew a particular mining permit, could also have a material adverse effect on projected production schedules and economic returns, as well as on our overall results of operations or financial condition. There is also a risk that rising costs for labour and material could have an adverse impact on forecasted construction costs and that shortages of labour and material could have a negative impact on any mine development schedule. An increase in any of these costs, or a lack of availability of commodities and goods, may have an adverse impact on our financial condition and results of operations.

The Company may be required to seek additional debt or equity capital in order to complete construction at the Brucejack Project and we may not be able to access capital on commercially reasonable terms or at all and, even if successful, we may not be able to raise enough capital to allow us to fully fund the capital costs required to complete construction at the Brucejack Project.

There is uncertainty relating to production estimates.

We have prepared estimates of future production and future production costs for the Brucejack Project. No assurance can be given that production estimates will be achieved. These production estimates are based on, among other things: the accuracy of reserve estimates; the accuracy of assumptions; metallurgical characteristics; and the accuracy of estimated rates and costs of mining and processing. Actual production may vary from estimates for a variety of reasons, including, among other things: actual ore mined varying from estimates of grade, tonnage, dilution, metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; and unexpected labour shortages or strikes. Failure to achieve production estimates could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

We have no history of commercial production and no revenue from operations. We cannot provide assurance that we will generate any operating revenues at our mineral properties in the future.

We have not commenced commercial production on any of our mineral resource properties. As such, we are subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. There can be no assurance that significant losses will not occur in the near future or that we will be profitable in the future. Our operating expenses and capital expenditures may increase in the future as consultants, personnel and equipment costs associated with advancing exploration, development and commercial production of our properties increase. We expect to continue to incur losses unless and until such time, if ever, we enter into commercial production and generate sufficient revenues to fund our continuing operations. The development of the Brucejack Project will require the commitment of substantial resources. There can be no assurance that we will generate any revenues. If we are unable to generate significant revenues at the Brucejack Project, we will not be able to earn profits or continue operations. We cannot provide investors with any assurance that we will ever develop a mine at the Brucejack Project.

We have no mineral properties in production and the development of our properties will be subject to all of the risks associated with establishing new mining operations.

Development of our mineral properties will require the construction and operation of mines, processing plants and related infrastructure. As a result, we are and will continue to be subject to all of the risks associated with establishing new mining operations, including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•	the availability and cost of skilled labour, mining equipment and principal supplies needed for operations;

•	the availability and cost of appropriate smelting and refining arrangements;

•	the need to obtain and maintain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;

•	the availability of funds to finance construction and development activities;

•	potential opposition from non-governmental organizations, First Nations, environmental groups, local groups or other stakeholders which may delay or prevent development activities; and

•	potential increases in construction and operating costs due to changes in the cost of labour, fuel, power, materials and supplies.

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

We currently generate no operating revenue, and must primarily finance exploration activity and the development of mineral properties by other means. In the future, our ability to continue exploration, and development and production activities, if any, will depend on our ability to obtain additional external financing. Any unexpected costs, problems or delays could severely impact our ability to continue exploration and development activities.  Our access to financing is always uncertain.

The sources of external financing that we may use for these purposes include project or bank financing, or public or private offerings of equity and debt or any combination thereof such as the Orion and Blackstone Financing. In addition, we may enter into one or more strategic alliances or joint ventures, decide to sell certain property interests, or utilize one or a combination of all of these alternatives. The financing alternative, or alternatives, we choose may not be available on acceptable terms, or at all. If additional financing is not available, we may have to postpone the further exploration or development of, or sell, one or more of our principal properties. Furthermore, even if we raise sufficient additional capital, there can be no assurance that we will achieve profitability or positive cash flow. In addition, any future equity offering will further dilute your equity interest in us and any future debt financing will require us to dedicate a portion of our cash flow to payments on indebtedness and will limit our flexibility in planning for or reacting to changes in our business.

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

In the absence of additional mineral projects, the Company will be solely dependent upon the Brucejack Project for its revenue and profits, if any. In addition, development costs are difficult to predict and may render the development of the Brucejack Project financially unfeasible.  It is uncertain whether the Brucejack Project will ever, or on the timeline we anticipate, achieve commercial production.  Should the development of the Brucejack Project turn out to be not possible or practicable, for political, engineering, technical, economic, legal or other reasons, our business and financial position will be significantly and adversely affected.

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

Future production, if any, from our mining properties is dependent on mineral prices that are adequate to make these properties economic. A sustained period of declining gold and other metal prices would adversely affect our financial performance, financial position, results of operations and trading value of our Common Shares.

We have a history of negative operating cash flow and a significant accumulated deficit. We may continue to incur losses and to experience negative operating cash flow for the foreseeable future.

We have incurred net losses in each fiscal year since our inception. For the year ended December 31, 2015, we had a net loss of $0.5 million and at December 31, 2015, we had an accumulated deficit of $76.3 million.  We expect to incur losses unless and until such time as our mineral projects generate sufficient revenues to fund continuing operations.  We have incurred construction related expenses in recent periods and we plan to incur further expenses as cash flows allow. The planned increases in construction related expenses may result in larger losses in future periods.

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

The Company had negative operating cash flow for the financial years ended December 31, 2015 and December 31, 2014.  The Company anticipates that it will continue to have negative cash flow until such time, if at all, that profitable commercial production is achieved.  We cannot provide assurance that we will ever achieve profitability. To the extent that the Company has negative cash flow in future periods, the Company may need to allocate a portion of its cash reserves to fund such negative cash flow. The Company may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to the Company.

If our counterparties to the Credit Agreement, Stream Agreement and Offtake Agreement default on their contractual obligations the Company may be materially and adversely affected.

If a counterparty does not meet its contractual obligations under the Credit Agreement, Stream Agreement or Offtake Agreement, or if they become insolvent, the Company’s future operating results may be materially adversely impacted. A portion of the loan facility made available to the Company under the Credit Agreement may be drawn in tranches over an 18 month period. Pursuant to the Stream Agreement and Offtake Agreement, the Company has agreed to sell refined gold and refined silver to Orion Stream and BTO. See “General Development of Our Business”. If Orion, Orion Stream or BTO do not meet their respective obligations under the Credit Agreement, Stream Agreement or Offtake Agreement, this could have a material and adverse impact the operations of the Company and its financial situation.

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

Our exploration and development activities are subject to extensive federal, provincial and local laws, regulations and policies governing various matters, including:

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

Governments at all levels may be moving towards enacting legislation to address climate change concerns, such as requirements to reduce emission levels and increase energy efficiency, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. Where legislation has already been enacted, such regulations may become more stringent, which may result in increased costs of compliance.  There is no assurance that compliance with such regulations will not have an adverse effect on our results of operations and financial condition.  Furthermore, given the evolving nature of the debate related to climate change and resulting requirements, it is not possible to predict the impact on our results of operations and financial condition.

Extreme weather events (such as increased periods of snow and increased frequency and intensity of storms) have the potential to disrupt our exploration and development plans.  Our emergency plans for managing extreme weather conditions may not be sufficient and extended disruptions could have adverse effects on our results of operations and financial condition.

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

During our 2015, 2014 and 2013 fiscal years, we documented and tested our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”).  SOX requires an annual assessment by management of the effectiveness of our internal control over financial reporting and, for fiscal years commencing with our fiscal year ended December 31, 2012, an attestation report by our independent auditors addressing the effectiveness of internal control over financial reporting.  We may fail to maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and we may not be able to conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with Section 404 of SOX.  Our failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price or the market value of our securities.  In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.  Future acquisitions of companies, if any, may provide us with challenges in implementing the required processes, procedures and controls in our acquired operations. No evaluation can provide complete assurance that our internal control over financial reporting will detect or uncover all failures of persons within our Company to disclose material information otherwise required to be reported.  The effectiveness of our processes, procedures and controls could also be limited by simple errors or faulty judgments.  In addition, as we continue to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that we continue to monitor our internal control over financial reporting.  Although we intend to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, we cannot be certain that we will be successful in complying with Section 404 of SOX.

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

A portion of the Brucejack Project lies within traditional First Nation territory and in the Nass Area, as defined in the Nisga’a Final Agreement between the Nisga’a First Nation and the federal and provincial governments, which came into effect on May 11, 2000. However, there may be overlapping claims by other First Nations. Given the unsettled nature of land claims and treaty rights in British Columbia, as well as the rights of the Nisga’a under the Nisga’a Final Agreement, there can be no guarantee that there will not be delays in project approval, unexpected interruptions in project progress, requirements for First Nations consent, cancellation of permits and licences, or additional costs to advance the Company’s projects.

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

Land reclamation requirements may be burdensome.

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

In connection with any future acquisitions, we may incur indebtedness or issue equity securities, resulting in increased interest expense or dilution of the percentage ownership of existing shareholders. Acquisition costs, additional indebtedness or issuances of securities in connection with such acquisitions, may adversely affect the price of our Common Shares and negatively affect our results of operations.

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

We are dependent on the services of key executives and other highly skilled and experienced personnel to advance our corporate objectives as well as the identification of new opportunities for growth and funding.  Robert A. Quartermain, Joseph J. Ovsenek, Kenneth McNaughton and Tom Yip are currently our key executives. It will be necessary for us to recruit additional skilled and experienced management and personnel. Our inability to do so, or the loss of Mr. Quartermain or any of our key executives, or our inability to attract and retain suitable replacements for such executives or the additional highly skilled employees required for our activities, would have a material adverse effect on our business and financial condition.

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

As at the date of this AIF, Silver Standard holds approximately 9.82% of our outstanding Common Shares and as such, should their percentage remain less than 10% for 30 continuous days, the Investor Rights Agreement will be of no further force and effect as of March 31, 2016.

Pursuant to a subscription agreement between Liberty Metals & Mining Holding, LLC (“Liberty”) and the Company dated April 22, 2013, for so long as Liberty and their affiliates hold at least 4.75% of our issued and outstanding Common Shares, Liberty is entitled to nominate one individual to serve on our Board and Liberty has the right to maintain its and its affiliates proportionate ownership of our Common Shares by participating pro rata in issuances of our Common Shares (subject to certain exceptions). As of the date of this AIF, Liberty and its affiliates held approximately 4.81% of our issued and outstanding Common Shares.

Pursuant to a subscription agreement between XinXing Global Limited (“XinXing”) and the Company dated December 8, 2014, for so long as XinXing and their affiliates hold at least 4.75% of our issued and outstanding Common Shares, XinXing is entitled to nominate one individual to serve on our Board and XinXing has the right to maintain its and its affiliates proportionate ownership of our Common Shares by participating pro rata in issuances of our Common Shares (subject to certain exceptions). As of the date of this AIF, XinXing and its affiliates held approximately 7.4% of our issued and outstanding Common Shares.

Under the terms of the September 15, 2015 subscription agreements between the Company and each of Orion and BTO relating to the Orion and Blackstone Financing, Orion and BTO are entitled to maintain their proportionate ownership of our Common Shares by participating pro rata in the issuances of our Common Shares (subject to certain exceptions) until the maturity date of the Credit Agreement.  As of the date of this AIF, Orion and BTO each held approximately 2.2% of our issued and outstanding Common Shares.

Risks Related to our Securities

Future sales or issuances of debt or equity securities could decrease the value of any existing Common Shares, dilute investors’ voting power, reduce our earnings per share and make future sales of our equity securities more difficult.

We may sell or issue additional debt or equity securities in offerings to finance our operations, exploration, development, acquisitions or other projects. Our significant shareholders, including Silver Standard, Liberty and XinXing may also sell the Common Shares they hold in the future.

We cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Common Shares.

Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per share. Sales of our Common Shares by shareholders might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

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

The market price of our equity securities could decline as a result of issuances of securities by us or sales by our existing shareholders of Common Shares in the market, or the perception that these sales could occur.  Sales of our Common Shares by shareholders might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.  With an additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in earnings per share.

You may be unable to enforce actions against us, certain of our directors and officers, Silver Standard or the experts named in this AIF under U.S. federal securities laws.

We and Silver Standard are both incorporated under the laws of the Province of British Columbia.  Most of our directors and officers, as well as the experts named in this AIF, reside principally in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside of the United States, it may not be possible for you to effect service of process within the United States upon us, Silver Standard or those persons. Furthermore, it may not be possible for you to enforce against us or those persons in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws.  Therefore, it may not be possible to enforce those actions against us, Silver Standard, certain of our directors and officers or the experts named in this AIF.

We do not intend to pay dividends in the foreseeable future.

We have never declared nor paid any dividends on our Common Shares. We intend, for the foreseeable future, to retain our future earnings, if any, to finance our exploration and development activities. The payment of future dividends, if any, will be reviewed periodically by our Board and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our exploration activities, development and growth, and other factors that our Board may consider appropriate in the circumstance. See “Dividends and Distributions”.

We may be treated as a “passive foreign investment company” under the U.S. Internal Revenue Code, which could result in adverse U.S. federal income tax consequences for U.S. investors.

U.S. investors in our Common Shares should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that we are classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. The determination of whether we are a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of our income, expenses and assets from time to time and the nature of the activities performed by our officers and employees. Prospective investors in our Common Shares should consult their own tax advisers regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income. We believe we were a PFIC for the 2015 financial year. We expect to be classified as a PFIC for the 2016 financial year and may also be treated as a PFIC in some or all subsequent years. Prospective investors in our Common Shares should consult their own tax advisers regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.

DIVIDENDS AND DISTRIBUTIONS

We have not, since the date of incorporation, declared or paid any dividends on our Common Shares, and do not currently have a policy with respect to the payment of dividends.

For the foreseeable future, we anticipate that we will retain future earnings, if any, to finance our exploration and development activities. The payment of future dividends, if any, will be reviewed periodically by our Board and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our exploration activities, development and growth, and other factors that our Board may consider appropriate in the circumstance.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of Common Shares, without par value, and an unlimited number of Preferred Shares, without par value, issuable in series.

As at the date of this AIF, there were 173,724,405 Common Shares and no Preferred Shares issued and outstanding.

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

We may issue our Preferred Shares from time to time in one or more series.  The terms of each series of Preferred Shares, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations, will be determined at the time of creation of each such series by our Board, without shareholder approval, provided that all Preferred Shares will rank equally within their class as to dividends and distributions in the event of our dissolution, liquidation or winding-up.

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

The following table sets out the price ranges (high, low and close) and trading volume of our Common Shares as quoted on the TSX for each month our most recently completed financial year:

Month	High (C$)	Low (C$)	Close (C$)	Volume
January 2015	9.05	6.60	8.53	11,105,850
February 2015	8.59	7.18	7.72	5,956,195
March 2015	7.79	6.17	6.38	6,703,300
April 2015	7.78	6.40	6.95	5,123,099
May 2015	7.82	6.62	7.29	4,271,791
June 2015	7.75	6.58	6.76	4,909,033
July 2015	6.96	5.57	6.53	6,376,226
August 2015	7.71	6.14	7.04	6,778,216
September 2015	8.08	6.08	8.08	7,427,420
October 2015	9.00	7.68	7.83	10,796,233
November 2015	7.87	6.82	7.20	4,702,885
December 2015	8.08	6.80	6.96	8,182,116

The closing price of our Common Shares on the TSX and the NYSE on March 24, 2016, the last trading day before the date hereof, was C$6.79 and US$5.12 per Common Share, respectively.

Prior Sales

We did not issue any securities in our most recent financial year that are of a class that is not listed or quoted for trading on a marketplace.

Stock Options

Date of Issuance	Number of Stock Options Issued	Exercise Price
March 3, 2015	435,000	C$6.96
October 1, 2015	150,000	C$8.08
November 5, 2015	220,000	C$7.23
December 8, 2015	925,000	C$7.29

2015 Restricted Share Units (“2015 RSUs”)

The grant of 2015 RSUs remains subject to shareholder approval at our next annual general meeting.

Date of Grant	Number of RSUs Granted	RSU Value
December 8, 2015	861,344	C$7.55

Each 2015 RSU awarded conditionally entitles the participant to receive a cash payment or its equivalent in fully-paid Common Shares equal to the arithmetic average of the closing price of a Common Share traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date.

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

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since	Number of Common Shares
Robert A. Quartermain British Columbia, Canada	Chief Executive Officer and Director	Chief Executive Officer of the Company from October 2010 to present. President of the Company from October 2010 to May 2015	October 22, 2010	2,598,353 Common Shares
Joseph J. Ovsenek British Columbia, Canada	President and Director
President of the Company from May 2015 to present.

Executive Vice President and Chief Development Officer of the Company from March 2014 to May 2015.

Vice President, Chief Development Officer of the Company from January 2011 to March 2014.
			December 21, 2010	125,575 Common Shares
Christopher Noel Dunn(2)(3) Massachusetts, USA	Director
Managing Partner of Ero Resource Partners LLC from February 2014 to present.

Managing Director of Liberty Mining & Metals, a subsidiary of Liberty Mutual Investments from September 2011 to December 2013.

Partner of Niantic Advisors LLC from April 2009 to October 2011.
			October 22, 2010	50,000 Common Shares
Ross Mitchell(1)(3) British Columbia, Canada	Director	Retired from July, 2007 to present.	October 22, 2010	125,000 Common Shares

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since	Number of Common Shares
George Paspalas(3)(4) British Columbia, Canada	Director
President and Chief Executive Officer of MAG Silver Corp. from October 2013 to present.

President and Chief Executive Officer of Aurizon Mines Ltd from August 2011 to June 2013.

Chief Operating Officer of Silver Standard Resources Inc. from June 2007 to December 2011.
			May 10, 2013	8,000 Common Shares
Peter Birkey(1)(2) Minnesota, USA	Director	Consultant since October 2013. Executive Vice President at Liberty Mutual Asset Management from June 2004 to October 2013.	May 14, 2014	40,000 Common Shares
Shaoyang Shen(1) British Columbia, Canada	Director	Managing Director for Overseas Development of Zijin Mining Group from May 2014 to present. Chief Operating Officer and Vice President of Silvercorp Metals Inc. from 2009 to April 2014.	January 16, 2015	Nil
Nicole Adshead-Bell(2)(4) British Columbia, Canada	Director	President and Director of Cupel Advisory Corp. since July 2015 and from January 2011 to January 2012. Director of Mining Research, Sun Valley Gold LLC, from June 2012 to June 2015.	October 1, 2015	Nil
Kenneth McNaughton British Columbia, Canada	Vice President, Chief Exploration Officer	Vice President, Chief Exploration Officer of the Company from January 2011 to present.	N/A	480,500 Common Shares
Ian I Chang British Columbia, Canada	Vice President, Project Development	Vice President, Project Development for the Company, from April 2011 to present. Project Director and Head of Project Management for Fluor Canada Limited from February 2008 to April 2011.	N/A	2,553 Common Shares

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since	Number of Common Shares
Michelle Romero British Columbia, Canada	Vice President Corporate
Vice President, Corporate for the Company from May 2015 to present.

Vice President, Corporate Relations for the Company from August 2013 to May 2015.

Director, Corporate Relations for the Company from February 2011 to August 2013.
		N/A	37,300 Common Shares
Tom S.Q. Yip British Columbia, Canada	Chief Financial Officer
Chief Financial Officer of the Company from January 2015 to present.

Chief Financial Officer of International Tower Hill Mines Ltd. from September 2011 to December 31, 2014.

Vice President, Finance and Chief Financial Officer of Silver Standard from July 2007 to August 2011.
		N/A	55,000 Common Shares
Notes:
(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Technical Committee.

Shareholdings of Directors and Senior Officers

Our directors and executive officers, as a group, beneficially own, control or direct, directly or indirectly, 3,522,281 Common Shares representing approximately 2.03% of the issued and outstanding Common Shares and hold options to acquire an additional 5,097,000 Common Shares, representing approximately 4.95% of the Common Shares on a fully-diluted basis.

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

The Company’s current audit committee is comprised of Ross Mitchell (Chair), Peter Birkey and Shaoyang Shen.  All committee members are independent and financially literate as such terms are defined in NI 52-110.

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Ross Mitchell is a Chartered Professional Accountant who has over thirty years of experience holding senior finance positions in both mining and mineral exploration companies. He was Vice President, Finance of Westmin Resources Inc. from 1989 to 1995. In 1996, he became Vice President, Finance of Silver Standard and held this position until his retirement in 2007.  He earned a Bachelor of Commerce degree from the University of British Columbia in 1971 and a Chartered Accountant designation from the Institute of Chartered Accountants of British Columbia in 1973.

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

Shaoyang Shen has extensive experience in managing public companies.  Mr. Shen was the Vice President and Chief Operations Officer of Silvercorp Metals Inc. for six years prior to joining Zijin Mining Group as their Managing Director of Overseas Development.  Mr. Shen earned a Bachelors of Economics from Xiamen University of China, a MBA from the National University of Singapore and a Master of Management and Professional Accounting from the University of Toronto.  Mr. Shen is a Certified Public Accountant and a Certified Management Accountant.

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

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in respect of the last two financial years are as follows:

	2014	2015
Audit Fees(1)	$181,900	$100,000
Audit-Related Fees(2)	Nil	$95,600
Tax Fees(3)	Nil	-
All Other Fees	Nil	-

(1)	Audits of the Company’s consolidated financial statements, meetings with the Audit Committee and management with respect to quarterly filings, consulting and accounting standards and transactions, issuance of consent in connection with Canadian and United States securities filings.
(2)	Audit-related fees were paid for assurance and related services by the auditors that were reasonably related to the performance of the audit or the review of the Company’s financial statements that are not included in Audit Fees.
(3)	Tax compliance, taxation advice and tax planning.

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

We believe that the allegations made against us in Ontario Actions are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome of the Ontario Actions.

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

As at the date of this AIF, the Court has not yet issued a decision on the motion.

We believe that the allegations made against us in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings.

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

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditors are PricewaterhouseCoopers LLP and are located at Suite 700, 250 Howe Street, Vancouver, British Columbia, Canada V6C 3S7.

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

1.	Acquisition Agreement;
2.	Investor Rights Agreement;
3.	Stream Agreement;
4.	Offtake Agreement; and
5.	Credit Agreement.

Copies of such agreements are available under the Company’s profile on SEDAR at www.sedar.com

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

The “General Development of Our Business”, the “Description of Our Business”, the “2016 Cost Update” and updated project economic metrics contained in the 2016 Cost Update, have been reviewed, approved and verified by Mr. Kenneth C. McNaughton, M.A.Sc., P.Eng., our Vice President and Chief Exploration Officer or Mr. Ian I. Chang M.A.Sc., P.Eng., our Vice President, Project Development, each of whom is a “qualified person” as defined in NI 43-101.

None of the aforementioned companies, partnerships or persons, each of whom are named in this AIF as having prepared reports, valuations, statements or opinions or having been responsible for reporting exploration results relating to our mineral properties and whose profession or business gives authority to such reports, valuations, statements or opinions or any director, officer, partner, consultant or employee thereof, as applicable, received or will receive a direct or indirect interest in any securities or other property of ours or of any of our associates or affiliates or is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any of our associates or affiliates, other than Kenneth C. McNaughton, M.A.Sc., P.Eng., who is our Vice President and Chief Exploration Officer and holds 480,500 Common Shares, 860,000 options to purchase Common Shares and 60,000 restricted share units, and Ian I Chang, M.A.Sc., P.Eng., who is our Vice President Project Development and holds 2,553 Common Shares, 195,000 options and 25,000 restricted share units.  To the best of our knowledge, as at the date hereof, such persons and the directors, officers, partners, consultants and employees, as applicable, of each of the aforementioned companies and partnership beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company.

Our auditors, PricewaterhouseCoopers LLP, report that they are independent of the Company in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia and with the rules and regulations of the SEC as at the date of their audit report.

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

Copies of these documents may be obtained from the Company by contacting us at Suite 2300, 1055 Dunsmuir Street, PO Box 49334, Vancouver, British Columbia V7X 1L4, telephone: (604) 558-1784, fax: (604) 558-4784.

APPENDIX 1

PRETIVM RESOURCES INC.

AUDIT COMMITTEE CHARTER

As Adopted by the Board of Directors on March 10, 2016

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

A1

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

A2

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

A3

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

A4

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

A5

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

A6

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

A7

APPENDIX B

FINANCIAL STATEMENTS OF PRETIUM RESOURCES INC., INCLUDING MANAGEMENT’S REPORT TO SHAREHOLDERS AND THE AUDITORS’ REPORTS

PRETIUM RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2015
(Expressed in Canadian Dollars)

Suite 2300, Four Bentall Centre
1055 Dunsmuir Street, PO Box 49334
Vancouver, BC V7X 1L4

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

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

“Robert A. Quartermain” Robert A. Quartermain Chief Executive Officer	“Tom S. Q. Yip” Tom S. Q. Yip Chief Financial Officer

March 10, 2016

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013).

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

PricewaterhouseCoopers LLP, our independent auditors, has issued an audit report on internal control over financial reporting for the Company as of December 31, 2015, which is included herein.

“Robert A. Quartermain” Robert A. Quartermain Chief Executive Officer	“Tom S. Q. Yip” Tom S. Q. Yip Chief Financial Officer

March 10, 2016

March 10, 2016

Independent Auditor’s Report

To the Shareholders of Pretium Resources Inc.

We have completed integrated audits of Pretium Resources Inc.’s (the “Company”) December 31, 2015 and December 31, 2014 consolidated financial statements and its internal control over financial reporting as at December 31, 2015. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of the Company, which comprise the consolidated statements of financial position as at December 31, 2015 and December 31, 2014 and the consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Pretium Resources Inc. as at December 31, 2015 and December 31, 2014 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Pretium Resources Inc.’s internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Opinion
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

signed “PricewaterhouseCoopers LLP”

Chartered Professional Accountants
Vancouver, British Columbia March 10, 2016

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of Canadian dollars)

		December 31,	December 31,
	Note	2015	2014

ASSETS

Current assets
Cash and cash equivalents		$387,925	$34,495
Receivables and other	6	20,406	12,552
		408,331	47,047
Non-current assets
Mineral properties, plant and equipment	7	1,021,415	768,072
Other assets	9	41,504	-
Restricted cash	10	8,495	1,697
		1,071,414	769,769
Total assets		$1,479,745	$816,816

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	8	$48,004	$13,277
		48,004	13,277
Non-current liabilities
Long-term debt	9	428,829	-
Decommissioning and restoration provision	10	7,253	2,096
Deferred income tax	15	28,018	22,212
		512,104	37,585

EQUITY

Share capital	11	986,579	795,034
Contributed surplus	11	57,369	59,970
Deficit		(76,307)	(75,773)
		967,641	779,231
Total liabilities and equity		$1,479,745	$816,816

Commitments	16
Contingencies	17
Subsequent events	18

On behalf of the Board:
“Ross A. Mitchell”	“George N. Paspalas”
Ross A. Mitchell (Chairman of Audit Committee)	George N. Paspalas (Director)

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in thousands of Canadian dollars, except for share data)

		Year ended December 31,
	Note	2015	2014

EXPENSES

Share-based compensation	11	$6,181	$2,848
Salaries		4,599	1,894
Office		1,625	1,137
Investor relations		1,430	1,106
Professional fees		540	983
Insurance		533	345
Travel and accommodation		404	220
Listing and filing fees		343	264
Consulting		126	96
Amortization	7	88	70
Gain on sale of equipment		(47)	-

Operating loss		(15,822)	(8,963)

Foreign exchange (loss) gain		(3,082)	344
Financing and interest costs		(378)	-
Accretion of decommissioning and restoration provision	10	(85)	(36)
Interest income		714	406
Gain on financial instruments at fair value	9	24,110	-

Income (loss) before taxes		5,457	(8,249)

Deferred income tax expense	15	(5,991)	(4,196)

Net loss and comprehensive loss for the year		$(534)	$(12,445)

Basic and diluted loss per common share		$(0.00)	$(0.11)

Weighted average number of common shares outstanding		135,203,897	111,308,353

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)

		Year ended December 31,
	Note	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year		$(534)	$(12,445)
Items not affecting cash:
Accretion of decommissioning and restoration provision		85	36
Amortization		88	70
Gain on financial instruments at fair value	9	(24,110)	-
Deferred income tax expense	15	5,991	4,196
Gain on sale of equipment		(47)	-
Share-based compensation	11	6,181	2,848
Unrealized foreign exchange loss		3,119	-
Changes in non-cash working capital items:
Receivables and other		(1,816)	(621)
Accounts payable and accrued liabilities		115	611
Net cash used in operating activities		(10,928)	(5,305)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from credit facility, net		192,291	-
Proceeds from stream financing		198,750	-
Common shares issued	11	159,126	93,784
Share issue costs		(4,681)	(6,217)
Proceeds from exercise of stock options		24,171	-
Net cash generated by financing activities		569,657	87,567

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment	7	(203,224)	(68,725)
Mineral recoveries	7	210	9,872
Proceeds from sale of equipment		121	-
Restricted cash	10	(6,798)	(489)
Net cash used in investing activities		(209,691)	(59,342)

Change in cash and cash equivalents for the year		349,038	22,920

Cash and cash equivalents, beginning of the year		34,495	11,575
Effect of foreign exchange rate changes on cash and cash equivalents
		4,392	-
Cash and cash equivalents, end of the year		$387,925	$34,495

Supplemental cash flow information	13

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of Canadian dollars, except for share data)

	Note	Number of common shares	Share capital	Contributed surplus	Deficit	Total
Balance - December 31, 2013		105,051,050	$707,546	$53,821	$(63,328)	$698,039

Shares issued under flow-through agreement	11	3,425,327	26,307	-	-	26,307

Shares issued under marketed offering	11	7,855,650	61,868	-	-	61,868

Shares issued under private placement	11	496,054	3,916	-	-	3,916

Share issue costs		-	(6,217)	-	-	(6,217)

Deferred income tax on share issue costs		-	1,614	-	-	1,614

Value assigned to options vested		-	-	6,149	-	6,149

Loss for the year		-	-	-	(12,445)	(12,445)

Balance - December 31, 2014		116,828,081	$795,034	$59,970	$(75,773)	$779,231

Shares issued under private placement	11	23,430,324	152,126			152,126

Shares issued under flow-through agreement	11	800,000	5,968			5,968

Share issue costs	11		(4,681)			(4,681)

Deferred income tax on share issue costs			1,218			1,218

Shares issued upon exercise of options	11	4,010,000	36,914	(12,743)		24,171

Value assigned to options vested	11			10,142		10,142

Loss for the year					(534)	(534)

Balance - December 31, 2015		145,068,405	$986,579	$57,369	$(76,307)	$967,641

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

1.
NATURE OF OPERATIONS

Pretium Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010. The address of the Company’s registered office is Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49334, Vancouver, BC, V7X 1L4.

The Company is in the business of acquiring, owning, evaluating and developing gold/silver/copper mineral interests and owns the Brucejack and Snowfield Projects located in Northwest British Columbia, Canada. The Company is in the process of developing the Brucejack Project and exploring the Snowfield Project.

The Company’s continuing operations and the underlying value and recoverability of the amount shown for mineral properties, plant and equipment is entirely dependent upon the existence of economically recoverable mineral reserves and resources, the ability of the Company to obtain the necessary financing to complete exploration and development, the ability to obtain the necessary permits to mine for exploration and evaluation assets, and future profitable production or proceeds from the disposition of the projects.

2.
BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss (“FVTPL”) which are stated at their fair value.

These consolidated financial statements were authorized for issue by the Board of Directors on March 10, 2016.

3.
SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the financial statements of the Company and the entities controlled by the Company, its subsidiaries, listed in the following table:

Name of subsidiary	Place of incorporation	Proportion of ownership interest	Principal activity
Pretium Exploration Inc.	British Columbia, Canada	100%	Holds interest in the Brucejack and Snowfield Projects
0890696 BC Ltd.	British Columbia, Canada	100%	Holds real estate in Stewart, British Columbia

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

3.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when the Company has existing rights that give the Company the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a subsidiary’s share capital. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intercompany balances and transactions, including any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company and its subsidiaries is the Canadian dollar. These consolidated financial statements are presented in Canadian dollars, which is the Company’s presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuations where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss for the year.

Financial instruments

Cash and cash equivalents

Cash and cash equivalents comprise cash holdings in business and savings accounts held at major financial institutions with an original maturity date of three months or less.

Cash and cash equivalents and restricted cash are classified as loans and receivables and are recorded at amortized cost. Interest income is recognized by applying the effective interest rate.

Receivables

Receivables are classified as loans and receivables and accordingly are recorded initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less any impairment losses.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

3.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Derivatives

Derivative instruments, including embedded derivatives, are recorded at fair value through profit or loss and, accordingly, are recorded on the statement of financial position at fair value. Unrealized gains and losses on derivatives held for trading are recorded in profit or loss for the year. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Accounts payable and accrued liabilities and debt

Accounts payable, accrued liabilities and debt are classified as other financial liabilities and are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting year. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been adversely impacted.

Plant and equipment

Plant and equipment are carried at cost, less accumulated amortization and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use along with the future cost of dismantling and removing the asset. When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of plant and equipment.

Plant and equipment are amortized over the estimated useful life of the assets using the straight line method to allocate their cost to their residual values over their estimated lives, as follows:

Camp infrastructure and buildings	10 – 25 years
Mine and exploration equipment	5 years
Office equipment, computer hardware and software	3 – 5 years

Amortization of plant and equipment commences when the asset is substantially complete and available for its intended use. The Company reviews residual values, amortization methods and useful lives annually. Any changes in estimates that arise from the review are accounted for prospectively.

Mineral property development costs

Mineral properties consists of the Brucejack Project carried at cost, less accumulated depletion. Costs of project development including gaining access to underground resources are capitalized to mineral properties. Once the mineral property is in production, it will be depleted using the units-of-production method. Depletion is determined each period using gold equivalent ounces mined over the asset’s estimated recoverable reserves.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

3.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Construction in progress

Costs recorded for assets under construction are capitalized as construction in progress. On completion, the cost of construction is transferred to the appropriate category of plant and equipment. No amortization is recorded until the assets are substantially complete and available for their intended use.

Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to prepare for its intended use are capitalized as part of the cost of the asset. Capitalization of borrowing costs begin when there are borrowings and activities commence to prepare an asset for its intended use. Capitalization of borrowing costs ends when substantially all activity necessary to prepare a qualifying asset for its intended use are complete. When proceeds of project specific borrowings are invested on a temporary basis, borrowing costs are capitalized net of any investment income.

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

Once the technical feasibility and commercial viability of the extraction of mineral reserves or resources from a particular mineral property has been determined, expenditures are reclassified to mineral property development costs within mineral properties, plant and equipment and are carried at cost until the properties to which the expenditures relate are sold, abandoned or determined by management to be impaired in value.

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, including:

•	The extent to which mineral reserves or mineral resources as defined in National Instrument 43-101 (“NI 43-101”) have been identified through a feasibility study or similar document;
•	The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;
•	The status of environmental permits; and
•	The status of mining leases or permits.

Exploration and evaluation assets are tested for impairment immediately prior to reclassification to mineral property development costs.

Mineral exploration tax credits

Mineral exploration tax credits on eligible mineral exploration expenditures incurred are treated as a reduction of capitalized mineral properties. The credits are recorded when the amount is reliably measurable and it is considered probable that the tax credit will be recovered.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

3.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Mineral recoveries

The incidental proceeds from the sale of gold recovered from activities conducted during the exploration and evaluation stage are offset against the carrying value of the associated mineral properties, plant and equipment.

Impairment of non-financial assets

The carrying amounts of assets included in mineral properties, plant and equipment are reviewed for impairment whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash generating unit to which the asset belongs is determined. The recoverable amount of an asset or cash generating unit is determined as the higher of its fair value less costs of disposal and its value in use. An impairment loss exists if the asset’s carrying amount exceeds the recoverable amount, and is recorded as an expense immediately.

Value in use is determined as the present value of the future cash flows expected to be derived from continuing use of an asset or cash generating unit in its present form. These estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash generating unit for which estimates of future cash flows have not been adjusted.

Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources and operating and capital costs. All inputs used are those that an independent market participant would consider appropriate.

Tangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount, but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized into profit or loss immediately.

Decommissioning and restoration provision

An obligation to incur decommissioning and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property. Such costs are estimated and discounted to their net present value and capitalized to the carrying amount of the related asset along with the recording of a corresponding liability, as soon as the obligation to incur such costs arises. Discount rates using a pre-tax rate that reflect risks specific to the liability are used to calculate the net present value. The liability is adjusted each year for the unwinding of the discount rate, changes to the current market-based discount rate, and for the amount or timing of the underlying cash flows needed to settle the obligation.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

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

Share-based payment transactions

Options granted under the Company’s equity settled share-based option plan are measured at fair value at the date of grant and recognized as an expense with a corresponding increase in contributed surplus in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Equity-settled share-based payment transactions with non-employees are measured at the fair value of the goods or services received. However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the non-employee receives the goods or the services.

Cash-settled payment transactions such as Restricted Share Units (“RSU’s”) are initially measured at fair value at the date of grant and recognized as an expense with a corresponding accrued liability with subsequent re-measurement to fair value at each reporting date.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

3.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

The fair value at grant date of all share-based payments is recognized as share-based compensation expense over the period for which benefits of services are expected to be derived, with a corresponding credit to contributed surplus or accrued liabilities depending on whether they are equity-settled or cash-settled. The fair value of stock options granted is estimated using the Black-Scholes option pricing model. The fair value of RSU’s is estimated based on the quoted market price of the Company’s common shares. When awards are forfeited, the expense previously recognized is proportionately reversed. When share-based payments are granted in exchange for services directly related to specific exploration or development projects, the expense is capitalized to that asset.

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

4.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Key sources of judgment and estimation uncertainty

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying its accounting policies. Estimates and other judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities:

•	Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2015.

•	Determination of commercial viability and technical feasibility of the Brucejack Project

The application of the Company’s accounting policy for mineral property development costs requires judgment to determine when technical feasibility and commercial viability of the Brucejack Project was demonstrable. The Company considered the positive NI 43-101 compliant Feasibility Study, the receipt of key environmental permits and the completed construction financing and concluded that commercial viability and technical feasibility of the Brucejack Project had been confirmed in the quarter ended September 30, 2015. At this point, the asset was reclassified to mineral properties and construction in progress and tested for impairment.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont’d)

•	Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, commercial viability and technical feasibility and estimated project economics. Management has assessed impairment indicators on the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of December 31, 2015.

•	Fair value of derivatives and other financial liabilities

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. Refer to Note 9 and 14 for further details on the methods and assumptions associated with the construction financing.

5.
NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

New standards, amendments and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations that have been issued but are not yet effective. None of these are expected to have a significant effect on the consolidated financial statements except the following:

•
IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change for liabilities is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income (loss) rather than in net earnings. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently assessing the impact of IFRS 9.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

5.	NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS (Cont’d)

•
IFRS 15, Revenue from Contracts with Customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, Revenue and IAS 11, Construction contracts and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company currently does not have any revenue however, prior to commencement of commercial production, the Company will assess the impact of IFRS 15.

•
IFRS 16, Leases addresses accounting for leases and lease obligations. It replaces the existing leasing guidance in IAS 17, Leases. The objective of the new standard is to report all leases on the statement of financial position and to define how leases and lease liabilities are measured. IFRS 16 is effective January 1, 2019 with early adoption permitted for companies that also apply IFRS 15. The Company is currently assessing the impact of IFRS 16.

There are no other IFRS’s or IFRIC interpretations that are not yet effective that are expected to have a material impact on the Company.

6.	RECEIVABLES AND OTHER

	December 31, 2015	December 31, 2014
BC Mineral Exploration Tax Credit receivable	$13,207	$9,740
Taxes receivable	4,790	1,651
Prepayments and deposits	2,386	526
Other receivables	23	121
Gold sales receivable	-	514
	$20,406	$12,552

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Construction in progress	Plant and equipment	Exploration and evaluation assets	Total

Year ended December 31, 2014

Cost
Balance, beginning of year	$-	$-	$11,506	$452,178	$463,684
Additions	-	-	1,930	320,385	322,315
Recoveries	-	-	-	(13,325)	(13,325)
Balance, end of year	$-	$-	$13,436	$759,238	$772,674

Accumulated depreciation and depletion
Balance, beginning of year	$-	$-	$2,848	$-	$2,848
Amortization and depletion	-	-	1,754	-	1,754
Balance, end of year	$-	$-	$4,602	$-	$4,602

Net book value - December 31, 2014	$-	$-	$8,834	$759,238	$768,072

Year ended December 31, 2015

Cost
Balance, beginning of year	$-	$-	$13,436	$759,238	$772,674
Additions	-	91,436	7,135	159,158	257,729
Recoveries	(2,063)	-	-	-	(2,063)
Disposals	-	-	(234)	-	(234)
Transfer from exploration and
evaluation assets	515,369	83,811	-	(599,180)	-
Balance, end of year	$513,306	$175,247	$20,337	$319,216	$1,028,106

Accumulated depreciation and depletion
Balance, beginning of year	$-	$-	$4,602	$-	$4,602
Amortization and depletion	-	-	2,249	-	2,249
Disposals	-	-	(160)	-	(160)
Balance, end of year	$-	$-	$6,691	$-	$6,691

Net book value - December 31, 2015	$513,306	$175,247	$13,646	$319,216	$1,021,415

Recoveries consist of BC Mineral Exploration Tax Credits receivable from the Government of Canada and incidental proceeds from the sale of gold recovered.

Mineral properties

Mineral properties consist solely of the Brucejack Project. The Company and the Nisga’a Nation have entered into a comprehensive Cooperation and Benefits Agreement in respect of the Brucejack Project. Under the terms of the Agreement, the Nisga’a Nation will provide ongoing support for the development and operation of Brucejack with participation in its economic benefits.

The Brucejack Project is subject to a 1.2% net smelter returns royalty on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

7.
MINERAL PROPERTIES, PLANT AND EQUIPMENT (Cont’d)

On July 31, 2015, the Company received an Environmental Assessment Decision Statement from the Federal Minister of the Environment which found that the Brucejack Project was not likely to cause significant adverse environmental effects. Subsequent to this, the British Columbia Minister of Energy and Mines issued a Mines Act Permit approving the mine plan and reclamation program allowing commercial production at the Brucejack Project. With receipt of the permits, the development decision from the Board of Directors and the completion of the construction financing, the Brucejack Project has transitioned from an exploration and evaluation asset under IFRS 6 to mineral properties, plant and equipment under IAS 16.

At the time of the transition from exploration and evaluation to mineral properties, plant and equipment, the Company completed an impairment test as required by IFRS 6. The impairment test compared the carrying amount of the Brucejack Project to its recoverable amount. The recoverable amount is the higher of the fair value less costs of disposal and value in use. The Company estimated the recoverable amount based on the fair value less costs of disposal using a discounted cash flow model with feasibility study economics. The significant assumptions that impact the resulting fair value include future gold and silver prices, exchange rates, capital cost estimates, operating cost estimates, estimated reserves and resources and the discount rate. Upon completion of the impairment test, the Company concluded there was no impairment.

Plant and equipment

During the year ended December 31, 2015, $88 (2014 - $70) of amortization was recognized in the statement of loss and $2,161 (2014 - $1,684) was capitalized within mineral properties.

Exploration and evaluation assets

Exploration and evaluation assets consists primarily of the Snowfield Project as well as additional regional drilling.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,
	2015	2014

Trade payables	$27,436	$9,315
Accrued liabilities	20,501	3,900
Restricted share unit liability	67	62
	$48,004	$13,277

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

9.
LONG-TERM DEBT

On September 21, 2015, the Company closed a construction financing comprised of a credit facility for US$350,000, an offtake agreement, a US$150,000 callable gold and silver stream agreement and a private placement of common shares for US$40,000. The Company received credit facility proceeds of US$150,000, before an arrangement fee of US$4,500, gold and silver stream proceeds of US$150,000 and common share proceeds of US$40,000 upon closing.

The Company recorded the following at closing:

Assets
Loan commitment under senior secured term credit facility	(US$23,589)	$31,530
Embedded derivatives in senior secured term credit facility	(US$5,152)	6,826
Total		$38,356

Liabilities
Senior secured term credit facility (a):
Principal drawn	(US$150,000)	$198,750
Adjustment to carrying amount		(35,230)
Total		$163,520

Offtake obligation (b)	(US$50,662)	$67,127

Stream obligation (c)	(US$150,000)	$198,750

Equity
Common shares	(US$40,000)	$53,000

Transaction costs associated with the credit facility and common shares have been recorded as part of the associated financing. Transaction costs attributable to the offtake and stream obligations have been expensed as incurred.

Pursuant to the construction financing agreements, the Company is subject to a number of non-financial covenants, including restrictions on future financings while amounts remain outstanding under the senior secured term credit facility.

As at December 31, 2015, the Company’s long-term debt consisted of the following:

	Senior secured term credit facility	Offtake obligation	Stream obligation	Total long-term debt
Balance, December 31, 2014	$-	$-	$-	$-
Issuance on closing of construction financing	163,520	67,127	198,750	429,397
Interest expense including amortization of discount	6,270	-	-	6,270
Gain on financial instruments at fair value	-	(2,421)	(11,928)	(14,349)
Foreign exchange loss	7,511	-	-	7,511
Balance, December 31, 2015	$177,301	$64,706	$186,822	$428,829

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

9.	LONG-TERM DEBT (Cont’d)

(a)	Senior secured term credit facility

Pursuant to the terms of the senior secured term credit facility, the Company can borrow up to US$350,000, which bears interest at a stated rate of 7.5%, compounded quarterly and payable upon maturity. The credit facility is secured by substantially all of the assets of the Company and its subsidiaries.

On September 21, 2015, the Company received the initial advance of US$150,000. Subsequent advances will be available starting 6 months following the closing date and ending 18 months following the closing date. Each subsequent advance shall be for a minimum of US$5,000 and a maximum of US$50,000 and is subject to a 3% arrangement fee at the time of draw.

The credit facility matures December 31, 2018 and is subject to an extension for one year, at the Company’s option upon payment of an extension fee of 2.5% of the principal amount, including accumulated interest. The Company has the right to repay at par plus accrued interest after the second anniversary of closing and upon payment of 2.5% of principal prior to the second anniversary.

The Company has determined the prepayment and extension options in the credit facility are embedded derivatives that are required to be separated from the credit facility obligations and recorded at fair value initially and at each statement of financial position date, with changes in fair value recorded in profit or loss. These embedded derivatives are recorded on the statement of financial position as other assets. From inception to December 31, 2015, the change in fair value of these embedded derivatives was a fair value gain of $3,148.

In conjunction with the credit facility, the Company entered into an agreement to sell the gold produced at the Brucejack Project (the “Offtake obligation”). The Offtake obligation (discussed below), compensates for a lower stated interest rate on the credit facility and is presented as a reduction to the carrying amount of the drawn portion of the credit facility and an asset representing the initial fair value of the undrawn loan commitment. As the balance of the credit facility is drawn, the loan commitment will be reclassified as a reduction in the resulting loan and amortized over the life of the associated liability on an effective interest rate basis.

As a result of the impact of the Offtake obligation, the arrangement fees and the prepayment and extension options, the effective interest rate on the drawn portion of the credit facility is 13.7%. From inception to December 31, 2015, the Company capitalized $6,270 of interest on the credit facility to mineral properties, plant and equipment.

(b)	Offtake obligation

The Company has entered into an agreement pursuant to which it will sell 100% of refined gold (in excess of any delivered ounces pursuant to the stream obligation) up to 7,067,000 ounces. The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale.

The Company has the option to reduce the Offtake obligation by up to 75% by paying (a) US$11 per remaining ounce effective December 31, 2018 or (b) US$13 per ounce effective December 31, 2019 on the then remaining undelivered gold ounces.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

9.
LONG-TERM DEBT (Cont’d)

The Company has determined the Offtake obligation represents a derivative liability. Accordingly, the Offtake obligation, which is primarily a function of the purchaser’s gold price option feature, is re-measured at fair value at each statement of financial position date, with changes in fair value being recorded in profit or loss. From inception to December 31, 2015, the change in fair value of the Offtake obligation was a fair value gain of $2,421.

(c)	Stream obligation

The Company has entered into a stream arrangement from which it received a US$150,000 deposit on September 21, 2015. Pursuant to the stream, the Company is obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 (less gold and silver sold to date) and a payment of US$20,000. Upon delivery, the Company is entitled to (a) for gold, the lesser of US$400 per ounce and the gold market price and (b) for silver, the lesser of US$4 per ounce and the silver market price. Any excess of market over the fixed prices above are credited against the deposit. Any remaining uncredited balance of the deposit is repayable, without interest, upon the earlier of the date (i) the aggregate stated gold and silver quantities have been delivered and (ii) 40 years.

The Company has the option to repurchase the stream obligation for US$237,000 on December 31, 2018 or US$272,000 on December 31, 2019. Alternatively, the Company may reduce the stream obligation to (a) 3% on December 31, 2018 (and accelerate deliveries under the stream to January 1, 2019) or (b) 4% on December 31, 2019 (in which case deliveries will commence on January 1, 2020) on payment of US$150,000.

In the event of certain change of control events prior to January 1, 2020 (or the date the deposit is reduced to nil, if earlier), the Company and the counterparty each have an option pursuant to which the Company would repurchase the stream obligation in exchange equal to the greater of (a) 13.6% of consideration received as a result of the triggering event and (b) an amount that will result in the counterparty receiving a 15% annualized return on the stream obligation.

The Company has determined that the stream obligation is in substance a debt instrument with embedded derivatives linked to gold and silver commodity prices and interest rates. The Company has elected to measure the stream obligation in its entirety at fair value through profit or loss. The stream obligation will be re-measured at fair value at each statement of financial position date, with changes in the fair value being recorded in profit or loss. From inception to December 31, 2015, the stream obligation decreased by $11,928. As the stream is in substance a debt instrument, the effective interest on the debt host is capitalized as a borrowing cost during the development of the Brucejack Project. From inception to December 31, 2015, the Company capitalized $6,613 of interest on the stream debt to mineral properties, plant and equipment. The capitalized interest was reclassified from the gain on financial instruments at fair value recorded in the statement of loss. The effective interest rate on the stream obligation is 9.5%.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

10.	DECOMMISSIONING AND RESTORATION PROVISION

(a)	Reclamation bonds

In relation to the Brucejack Project, the Company has $8,495 of restricted cash (2014 - $1,697) which includes $5,567 in the form of Guaranteed Investment Certificates and Letters of Credit as security deposits with various government agencies in relation to decommissioning and restoration provisions.

(b)	Decommissioning and restoration provision

The Company has a liability for remediation of current and past disturbances associated with the exploration and development activities at the Brucejack and Snowfield Projects. The decommissioning and restoration provision is as follows:

	December 31,	December 31,
	2015	2014
Opening balance	$2,096	$1,900
Change in discount rate	(696)	-
Change in amount and timing of cash flows	5,768	160
Accretion	85	36
Ending balance	$7,253	$2,096

In 2015, the provision increased due to continued development of the Brucejack Project. The Company used an inflation rate of 1.9% (2014 – 1.8%) and a discount rate of 2.4% (2014 – 1.9%) in calculating the estimated obligation. The liability for retirement and remediation on an undiscounted basis before inflation is $8,062 (2014 - $2,032).

11.	CAPITAL AND RESERVES

(a)	Authorized share capital

At December 31, 2015, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

On September 21, 2015, as part of the construction financing, the Company completed a private placement of 7,696,008 common shares at US$5.1975 per share for gross proceeds of US$40,000 (before share issue costs of US$686).

On June 8, 2015, the Company completed a private placement of 800,000 flow-through common shares at a price of $8.75 per flow-through share for gross proceeds of $7,000. The Company bifurcated the gross proceeds between share capital of $5,968 (before share issue costs of $127) and flow-through share premium of $1,032.

On January 15, 2015, the Company completed a private placement of 12,836,826 common shares at $6.30 per share for gross proceeds of $80,872 resulting in the acquirer owing approximately 9.9% of the Company’s issued and outstanding shares. As a result of this agreement, the Company entered into additional subscription agreements with holders who wished to maintain their respective pro rata interest in the Company. Thus, on January 21, 2015, the Company issued an additional 2,897,490 common shares at $6.30 per share for gross proceeds of $18,254. The combined gross proceeds of these two offerings was $99,126 (before share issue costs of $3,470).

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

11.
CAPITAL AND RESERVES (Cont’d)

On July 29, 2014, the Company closed a marketed offering of 8,280,000 common shares at a price of US$7.25 per share with the Company receiving gross proceeds of US$49,525 for the sale of 6,831,000 common shares. The remaining 1,449,000 common shares were sold by Silver Standard Resources Inc. (“Silver Standard”) in a secondary offering pursuant to its existing registration rights to participate in offerings of securities by the Company in an amount equal to the total number of common shares being offered multiplied by their current ownership percentage. On August 15, 2014, the Company closed the over-allotment option of 1,242,000 common shares at a price of US$7.25 per share pursuant to the marketed offering that closed on July 29, 2014. The Company received gross proceeds of approximately US$7,400 for the sale of 1,024,650 additional shares. The remaining 217,350 additional shares were sold by Silver Standard. On August 15, 2014, the Company also closed a private placement of 496,054 common shares at a price of US$7.25 per share for gross proceeds of approximately US$3,596 to a holder who wished to maintain their respective pro rata interest in the Company.

On March 6, 2014, the Company closed a private placement of 568,182 Investment Tax Credit flow-through common shares at a price of $8.80 per flow-through share and 2,857,145 Canadian Exploration Expense flow-through common shares at a price of $8.05 per flow-through share for aggregate proceeds of $28,000. The Company bifurcated the gross proceeds between share capital of $26,307 (before share issue costs of $1,816) and flow-through share premium of $1,693.

(b)	Share Option Plan

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

The following table summarizes the changes in stock options for the year ended December 31:

	2015		2014
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, January 1	10,810,950	$8.48	9,841,950	$8.63
Granted	2,851,000	7.84	991,500	7.02
Exercised	(4,010,000)	6.03	-	-
Forfeited	(209,000)	12.53	(22,500)	(13.06)
Outstanding, December 31	9,442,950	$9.23	10,810,950	$8.48

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

11.	CAPITAL AND RESERVES (Cont’d) The following table summarizes information about stock options outstanding and exercisable at December 31, 2015:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options outstanding	Weighted average years to expiry	Number of options exercisable	Weighted average exercise price
$5.85 - $7.99	4,217,000	3.54	3,023,250	$6.48
$8.00 - $9.99	1,780,250	3.21	1,118,250	9.03
$10.00 - $11.99	1,975,700	0.72	1,975,700	11.53
$12.00 - $13.99	1,325,000	1.92	1,325,000	13.69
$14.00 - $15.99	20,000	1.27	20,000	14.67
$16.00 - $17.99	125,000	1.08	125,000	16.48
Outstanding, December 31, 2015	9,442,950	2.62	7,587,200	$9.61

The total share option compensation expense for the year ended December 31, 2015 was $9,983 (2014 - $6,149) of which $5,719 (2014 - $2,820) has been expensed in the statement of loss and $4,264 (2014 - $3,329) has been capitalized to mineral properties, plant and equipment.

The following are the weighted average assumptions employed to estimate the fair value of options granted for the year ended December 31, 2015 and year ended December 31, 2014 using the Black-Scholes option pricing model:

	2015	2014
Risk-free interest rate	0.91%	1.43%
Expected volatility	65.4%	67.2%
Expected life	5 years	5 years
Expected dividend yield	Nil	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

(c)	Restricted Share Unit (“RSU”) Plans

The Company adopted the RSU Plans to allow the Board of Directors to grant its employees and consultants, non-transferable share units based on the value of the Company’s share price at the date of grant. The awards have a graded vesting schedule over a three-year period.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

11.
CAPITAL AND RESERVES (Cont’d)

2014 RSU Plan

Under the 2014 RSU Plan, the awards are cash-settled immediately upon vesting. The following table summarizes the changes in the 2014 RSU’s for the year ended December 31:

	2015		2014
	Number of RSU's	Weighted average fair value	Number of RSU's	Weighted average fair value
Outstanding, January 1	330,992	$6.84	-	$-
Granted	-	-	330,992	6.84
Settled	(109,271)	7.46	-	-
Forfeited / expired	(6,023)	8.24	-	-
Outstanding, December 31	215,698	$6.84	330,992	$6.84

At December 31, 2015, a liability of $67 (2014 - $62) was outstanding and included in accounts payable and accrued liabilities. For the year ended December 31, 2015, $358 (2014 - $28) has been recorded to share-based compensation expense and $450 (2014 - $35) has been capitalized to mineral properties, plant and equipment.

2015 RSU Plan

Under the 2015 RSU Plan, subject to shareholder approval, the awards will be treated as equity-settled transactions. The following table summarizes the changes in the 2015 RSU’s for the year ended December 31:

	2015		2014
	Number of RSU's	Weighted average fair value	Number of RSU's	Weighted average fair value
Outstanding, January 1	-	$-	-	$-
Granted	861,344	7.55	-	-
Settled	-	-	-	-
Forfeited / expired	-	-	-	-
Outstanding, December 31	861,344	$7.55	-	$-

For the year ended December 31, 2015, $104 (2014 - nil) has been recorded to share-based compensation expense and $55 (2014 - nil) has been capitalized to mineral properties, plant and equipment.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

12.
RELATED PARTIES

Transactions with key management

Key management includes the Company’s directors (executive and non-executive) and executive officers including its Chairman and CEO (the “CEO”), its President (the “President”), its Chief Operating Officer and Vice President (the “COO”), its Chief Financial Officer (the “CFO”) and Chief Exploration Officer and Vice President (the “CExO”).

Directors and key management compensation:

	For the year ended
	December 31,	December 31,
	2015	2014
Salaries, benefits and management fees	$4,979	$1,641
Share-based compensation	7,072	4,052
	$12,051	$5,693

Employment agreements

The Company has entered into employment agreements with its CEO, President, COO, CFO and CExO.

Under the employment agreements, the CEO receives a base salary of $500 per year, benefits, an annual performance bonus of 0.25% of the annual increase in the market capitalization of the Company, provided the increase in market capitalization is 10% or more, and the Board of Directors may award a discretionary amount. The President receives a base salary of $450 per year, the COO receives a base salary of $400 per year, the CFO receives a base salary of $375 per year and the CExO receives a base salary of $350 per year. Each of the President, COO, CFO and CExO are entitled to extended benefits and are eligible for an annual bonus determined at the discretion of our Board. The CEO, President, COO, CFO and CExO are also entitled, on termination without cause, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

13.	SUPPLEMENTAL CASH FLOW INFORMATION

	For the year ended
	December 31,	December 31,
	2015	2014
Net change in non-cash working capital items
included in mineral properties, plant and equipment:
Taxes receivable	$(6,036)	$(3,902)
Accounts payable and accrued liabilities	33,806	4,280
	$27,770	$378

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

14.
FINANCIAL RISK MANAGEMENT

Financial risk management

The Company has exposure to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from its use of financial instruments.

This note presents information about the Company's exposure to each of these risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

(a)	Market risk

(i)	Currency risk

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them.  Exchange gains and losses would impact profit or loss.

The Company is exposed to currency risk through cash and cash equivalents, accounts payable and accrued liabilities and long-term debt which are denominated in US dollars. The Company has not hedged its exposure to currency fluctuations at this time.

The following table shows the impact on pre-tax profit of a 10% change in the USD/CAD exchange rate on financial assets and liabilities denominated in US dollars as of December 31, 2015, with all other variables held constant:

	Impact of currency rate change on pre-tax profit
	10% increase	10% decrease
Cash and cash equivalents	$5,290	$(5,290)
Other assets	997	(997)
Accounts payable and accrued liabilities	(360)	360
Offtake obligation	(6,471)	6,471
Senior secured term credit facility	(17,730)	17,730
Stream obligation	(18,682)	18,682

(ii)	Interest rate risk

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

The Company is also subject to interest rate risk with respect to the fair value of long-term debt, in particular, the fair value of the embedded derivatives under the senior secured term credit facility, the offtake obligation and the stream obligation, which are accounted for at fair value through profit or loss.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

14.	FINANCIAL RISK MANAGEMENT (Cont’d)

The following table shows the impact on pre-tax profit of a 1% change in interest rates on financial assets and liabilities as of December 31, 2015, with all other variables held constant:

	Impact of interest rate change on pre-tax profit
	1% increase	1% decrease
Cash and cash equivalents	$1,539	$(1,539)
Other assets	1,193	(1,124)
Offtake obligation	3,759	(3,686)
Stream obligation	12,222	(11,965)

(iii)	Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation and political and economic conditions. The Company has not hedged the price of any commodity at this time.

The financial instruments impacted by commodity prices are the offtake obligation (a derivative liability) and the stream obligation.

The following table shows the impact on pre-tax profit from changes in the fair values of financial instruments with a 10% change in gold and silver commodity prices. The impact of a 10% movement in commodity prices as of December 31, 2015, with all other variables held constant, is as follows:

	Impact of price change on pre-tax profit
	10% increase	10% decrease
Offtake obligation	$(4,725)	$5,226
Stream obligation	(13,891)	17,877

(b)	Credit risk

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

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. To the extent the Company does not believe it has sufficient liquidity to meet obligations, it will consider securing additional equity or debt funding.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

14.	FINANCIAL RISK MANAGEMENT (Cont’d)

The Company's cash and cash equivalents are currently invested in business and savings accounts with high-credit quality financial institutions which are available on demand by the Company for its programs. The Company also holds government bonds to support future environmental obligations.

The Company’s financial obligations consist of accounts payable and accrued liabilities and long-term debt consisting of the credit facility, the offtake obligation and the stream obligation.

The maturity analysis of financial liabilities as at December 31, 2015 is as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Accounts payable
and accrued liabilities	$48,004	$-	$-	$-	$48,004
Senior secured term credit
facility (US$192,029)	-	265,768	-	-	265,768
Offtake obligation	-	-	-	-	64,706
Stream obligation	-	-	-	-	186,822

Amounts related to the senior secured term credit facility are shown based on contractual maturity of the host. The Company has a term extension option (reflected in the embedded derivative) that could extend repayment to 2019.

No contractual maturities are reflected with respect to the offtake and stream obligations. Amounts owing in relation to the offtake and stream obligations are contingent on future production and the price of the underlying commodities or on the Company’s exercise of the early buyout options described in note 9(b) and 9(c) above.

Capital management

The Company’s objectives in the managing of the liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of debt instruments and equity attributable to common shareholders, comprising of issued share capital, contributed surplus, accumulated comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets to facilitate the management of its capital requirements. The Company prepares annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company has sufficient funds to meet its current operating, exploration and development obligations.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

14.
FINANCIAL RISK MANAGEMENT (Cont’d)

Fair value estimation

The Company’s financial assets and liabilities are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	Inputs for the asset or liability that are not based on observable market data

The following table presents the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. Each of these financial instruments are classified as Level 3 as their valuation includes significant unobservable inputs.

December 31,
2015
Assets
Financial assets at fair value through profit or loss
Embedded derivatives under the senior secured term credit facility	$9,974
$9,974

Liabilities
Financial liabilities at fair value through profit or loss
Offtake obligation	$64,706
Stream obligation	186,822
$251,528

The embedded derivative assets were valued using the Monte Carlo simulation valuation models with principal inputs related to the credit facility including the risk-free interest rate, the Company’s and lender’s credit spread and foreign exchange rates.

The offtake and stream obligations were valued using Monte Carlo simulation valuation models. The key inputs used by the Monte Carlo simulation in valuing both the offtake and stream obligations include: the gold forward curve based on Comex futures, long-term gold volatility, call option exercise prices, risk-free rate of return and spot USD/CAD foreign exchange rates.

In addition, in valuing the stream obligation, management used the following significant observable inputs: the silver forward curve based on Comex futures and the long-term silver volatility and gold/silver correlation.

The valuation of the offtake and stream obligations also require estimation of the Company’s non-performance or credit risk and the anticipated production schedule of gold and silver ounces delivered over the life of mine.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

15.	TAXATION

(a)      Deferred income tax liability

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax assets (liabilities) as follows:

	December 31,	December 31,
	2015	2014
Tax loss carry forwards	$23,583	$17,205
Financing costs	4,159	2,612
Decommissioning and restoration provision	1,886	501
Long term debt and other	(6,620)	2,538
Mineral interests	(51,026)	(45,068)
Deferred income tax liability	$(28,018)	$(22,212)

The Company has tax losses in Canada of approximately $90,705 (2014 - $66,172) expiring in various amounts from 2030 to 2035. The Company also has investment tax credits totaling approximately $11,247 (2014 - $7,220).

(b)      Income tax expense

The Company’s tax expense is comprised of the following:

	For the year ended
	December 31,	December 31,
	2015	2014
Current tax expense	$-	$-
Deferred tax expense	5,991	4,196
Total tax expense	$5,991	$4,196

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 26% as follows:

	For the year ended
	December 31,	December 31,
	2015	2014
Expected tax recovery	1,419	(2,135)
Share-based compensation and other items	3,784	745
Flow-through shares	1,820	7,280
Flow-through share premium	(1,032)	(1,694)
Income tax expense	$5,991	$4,196

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

16.	COMMITMENTS The following table provides the Company’s gross contractual obligations as of December 31, 2015:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Office lease	$688	$1,544	$-	$-	$2,232
Decommissioning and
restoration provision	11	81	-	7,161	7,253
Repayment of credit facility
(US$192,029)	-	265,768	-	-	265,768
	$699	$267,393	$-	$7,161	$275,253

Pursuant to the stream agreement, the Company is obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 and a payment of US$20,000.

Under the offtake agreement, the Company is obligated to sell 100% of refined gold (in excess of any delivered ounces pursuant to the stream obligation) up to 7,067,000 ounces. The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale.

17.	CONTINGENCIES

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

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

17.
CONTINGENCIES (Cont’d)

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

In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552 (PGG). The Court has appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased or otherwise acquired the Company’s common shares between June 11, 2013 and October 21, 2013.

In March 2014, the plaintiffs filed a consolidated amended class action complaint, which the Company moved to dismiss in May 2014. In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”). The Company moved to dismiss the Second Amended Complaint on September 5, 2014. Plaintiffs filed their Opposition to the Company’s Motion to Dismiss on October 20, 2014, and the Company filed a reply brief on November 19, 2014. The Court has not yet issued a decision on the motion.

The Company believes that the allegations made against it in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings.

18.	SUBSEQUENT EVENTS

On March 1, 2016, the Company closed a marketed offering of 28,384,000 common shares at a price of US$4.58 per common share for aggregate gross proceeds of US$129,999 which includes the exercise of the full amount of the over-allotment option of 2,174,000 common shares.

APPENDIX C

MANAGEMENT’S DISCUSSION AND ANALYSIS

PRETIUM RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2015

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of Pretium Resources Inc. (“Pretivm”, the “Company”, “we” or “us”) for the year ended December 31, 2015 as publicly filed on the System for Electronic Document Analysis and Retrieval (SEDAR) website.

All dollar amounts are expressed in thousands of Canadian Dollars unless otherwise specified.

We have prepared the audited consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A is prepared as of March 10, 2016 and includes certain statements that may be deemed “forward-looking statements”. We direct investors to the section “Risks and Uncertainties” and “Statement on forward-looking information” included within this MD&A.

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

We have a 100% interest in the Brucejack Project and the Snowfield Project, both of which are located in northwestern British Columbia.

The Brucejack Project is our material mineral project. Our focus is on advancing the Brucejack Project to production as a high-grade gold underground mine, with engineering and construction underway.

The mineral claims for the Snowfield Project are in good standing until 2026 and we continue to conduct baseline environmental studies for potential future development.

4th Quarter Highlights

•	On October 1, 2015 we announced the appointment of Dr. Nicole Adshead-Bell to our Board of Directors.

•
On October 8, 2015, we announced a second set of drill results from the regional grassroots exploration drill program underway on the property surrounding the Brucejack Project. High-grade gold intersections encountered in the Flow Dome Zone 1,000 meters east of the Valley of Kings supported results previously reported confirming the presence of either a new stockwork zone or an extension of the Valley of the Kings deposit.

1

•
On December 15, 2015, we announced the final set of drill results from the regional grass roots exploration drill program conducted on the property surrounding the Brucejack Project. The results include long intervals of low-grade gold mineralization at depth to the south and southeast of the Valley of the Kings deposit and polymetallic mineralization in a new zone 13 kilometers southeast of the Project.

•
Subsequent to our year end, on January 12, 2016, we announced a fifth set of results from the underground infill drill program at the Brucejack Project’s Valley of the Kings. Results continue to confirm the style and grade distribution of the Valley of the Kings gold mineralization, which include the intersection of high grade and visible gold. Reported assays include seven intersections grading greater than 1,000 grams per tonne gold.

•
On February 17, 2016, we announced an updated cost and working capital estimate for the Brucejack Project. The estimated total project capital cost to complete design, construction, installation and commissioning, including contingencies and working capital, is US$696.8 million. Working capital for the three-month period of post-plant commissioning and initial gold production covers the cost of operations, but does not take into account any revenue generated during this period.

•
On February 22, 2016, we announced the filing of a preliminary prospectus supplement to our short form base shelf prospectus in connection with a US$120 million marketed offering of our common shares through a syndicate of underwriters. On February 23, 2016, we announced the underwriters had agreed to purchase 26,210,000 of our common shares at US$4.58 per share, for gross proceeds of approximately US$120 million. The underwriters were also granted an over-allotment option to purchase an additional 2,174,000 common shares at US$4.58 per share, exercisable for a period of 30 days following closing. On March 1, 2016, we announced the closing of the marketed offering of our common shares for gross proceeds of US$129,998,720, which included the exercise of the over-allotment option.

•
On March 8, 2016, we announced a sixth set of results from the underground infill drill program at the Brucejack Project’s Valley of the Kings. Results continue to confirm the style and grade distribution of the Valley of the Kings gold mineralization, which include the intersection of high grade and visible gold. Reported assays include four intersections grading greater than 1,000 grams per tonne gold.

Operations

Brucejack Project

The Brucejack Project is located approximately 950 km northwest of Vancouver, British Columbia and 65 km north-northwest of Stewart, British Columbia and is comprised of 4 mining leases and 6 mineral claims totaling 3,054 hectares in area. The Brucejack Project forms part of our contiguous claims package that comprises over 122,133 hectares.

Project Permitting

During 2015, the Company received all major federal and provincial regulatory permits required to begin development work towards commercial production at the Brucejack Project:

•
On March 27, 2015, we were issued an Environmental Assessment Certificate for the Brucejack Project by the British Columbia Minister of the Environment and Minister of Energy and Mines. The Ministers issued the certificate with conditions that have given them the confidence to conclude that the Project will be constructed, operated and decommissioned in a way that ensures no significant adverse effects are likely to occur. We addressed these conditions in advance of the start of mine construction.

•
On July 30, 2015, we received a positive Environmental Assessment Decision Statement from the Federal Minister of the Environment. The Decision Statement found that the Brucejack Project is not likely to cause significant adverse environmental effects. In reaching the Decision, the Minister considered the Project Recommendation and the Canadian Environmental Assessment Agency (CEAA) Environmental Assessment Report. The Report includes CEAA’s conclusions and recommendations on the potential environmental effects of the Project, the proposed mitigation measures, the significance of any remaining adverse environmental effects and the follow-up program.

•
On August 31, 2015, we announced that we had received a Mines Act Permit and Environmental Management Act Permit from the British Columbia Minister of Energy and Mines and Ministry of Environment approving our mine plan and reclamation program allowing commercial production at the Brucejack Project. The Mines Act Permit allows for the construction of a 2,700 tonnes per day doré and flotation plant, development of an underground mine, and associated facilities and other infrastructure. The Environmental Management Act Permit governs effluent discharge during construction and operation.

Construction Financing

On September 21, 2015, we completed a US$540 million construction financing with Orion Mine Finance Group and Blackstone Tactical Opportunities. The financing provided immediate access to US$340 million and will fund a substantial portion of the costs to develop an underground mine at the Brucejack Project. The financing was comprised of a credit facility for US$350 million, a US$150 million prepayment under a callable gold and silver stream agreement and a private placement of our common shares for US$40 million (see “Liquidity and Capital Resources” below).

On March 1, 2016, we closed a marketed offering of 28,384,000 common shares at a price of US$4.58 per common share for gross proceeds of US$130 million. The net proceeds will be used (i) to fund development of the Brucejack Project, (ii) for working capital during start-up and (iii) for general corporate purposes.

With the US$540 million construction financing, available cash on hand and the completion of the equity offering of US$130 million, the US$696.8 million estimated development cost of the Brucejack Project is fully funded.

Project Engineering

Basic and detailed engineering activities have been ongoing following the completion in June 2014 of the updated National Instrument 43-101 compliant feasibility study for the Brucejack Project. All long lead-time items have been ordered, including the ball mill, SAG mill, and transformers. Construction power generators are in operation. Detailed project engineering continues and a comprehensive review of capital costs was initiated during the fourth quarter of 2015 (see “Revised Brucejack Project Capital Costs and Economics” below).

Construction Progress

Construction at the Brucejack Project commenced on September 5, 2015. Construction at the mine remains on schedule for expected commissioning in the third quarter of 2017. The permanent camp pad has been completed with the first concrete poured on January 19, 2016, and mobilization of the 330-person permanent camp to site is expected to begin in March.

Bulk earthworks to level the site for the mill building are expected to be completed in March with concrete foundation work scheduled to begin in April. The construction of the transmission line is also expected to commence in April.

The pre-production underground development contract was awarded to Cementation Canada Inc., and their crews have been mobilized to site and operating on multiple headings since early January.

There are currently over 700 employees and contractors working on the Brucejack Project.

Revised Brucejack Project Capital Costs and Economics

On February 17, 2016, we announced an updated cost estimate and project update for the Brucejack Project.

Based on the achievement of the 60% engineering milestone, a capital cost estimate was carried out in late 2015 (the “Updated Estimate”) to update the June 2014 Feasibility Study cost estimate (the “Feasibility Study Estimate”) for the Brucejack Project. The estimated total project capital cost to complete design, construction, installation and commissioning, including contingencies and working capital, is US$696.8 million. Working capital for the three-month period of post-plant commissioning and initial gold production covers the cost of operations, but does not take into account any revenue generated during this period. The working capital estimate also covers the costs for prepayments related to electrical power and permitting, including US$9 million in government fees and bonds.

Updated Capital Costs

Underground development is projected to cost US$17.7 million less than estimated in the Feasibility Study Estimate. Underground mining equipment of US$23.4 million has been deferred to sustaining capital due to the use of the third party mining contractor’s equipment.

The mill building design-build contract is US$9.5 million less than estimated in the Feasibility Study Estimate. In addition to construction savings, the lower assumed Canadian dollar exchange rate resulted in a favorable foreign exchange difference of approximately US$145 million.

Owner’s costs, excluding working capital, increased by US$46.7 million, primarily as a result of additional environmental monitoring costs of US$18.6 million, additional winter construction costs of US$14.5 million due to receipt of permits in September and additional camp support costs of US$10.8 million to cover an increase in overall man-hours during construction. The engineering, procurement and construction management contractor increased its costs by US$18.4 million.

A summary of capital costs from the Updated Estimate in comparison with the Feasibility Study Estimate is shown below.

Table 1: Capital Costs Summary Comparison

	Updated Estimate (US$ million) (1)	Feasibility Study Estimate (US$ million) (2) (3)
Mine underground	101.4	151.7
Mine site(4)	165.3	183.6
Offsite Infrastructure	81.0	85.9
Total Direct Costs	347.7	421.2
Indirect Costs	97.5	106.7
Owner's Costs	160.3	150.0
Contingency(5)	35.3	69.0
Total Capital Cost	640.8	746.9
Working Capital	56.0	---	(6)
Total Construction Cost	696.8	746.9
(1)	US$0.75:C$1
(2)	US$0.92:C$1
(3)	Certain costs were re-classified to conform to updated estimate categories/presentation.
(4)	Includes mine site, mine site process, mine site utilities, mine site facilities, tailings facilities, mine site temporary facilities and surface mobile equipment.
(5)	Contingency has been reduced to US$35.3 million based on 60% level of engineering and significant commitments now in place.
(6)	Working capital was included in the financial model, but not in capital cost estimate.

As part of the capital cost estimate update, a third party review and evaluation of the plans, budget and schedule for the Brucejack Project was completed by Martyn Creaney. Mr. Creaney has been actively involved in the development of projects in Australia, Asia and the Americas including 25 years with Placer Dome, where from 2000 to 2006 he served as Vice President of Design & Construction, overseeing all design and construction activities. For the past ten years he has provided advisory services to consulting clients, and is OceanaGold’s Senior Project Advisor for the development of the Haile Gold Mine in South Carolina.

Updated Economic Evaluation

An updated summary of Brucejack economic results by metal price is shown below.

Table 2: Summary of Brucejack Economic Results by Metal Price – February 2016 Update (7,8)
	Low Case	Base Case	High Case
Gold Price (US$/ounce)	$800	$1,100	$1,400
Silver Price (US$/ounce)	$10.00	$14.00	$18.00
Net Cash Flow (US$)	$2.21 billion (pre-tax) $1.53 billion (post-tax)	$4.31 billion (pre-tax) $2.88 billion (post-tax)	$6.42 billion (pre-tax) $4.23 billion (post-tax)
Net Present Value(9) (5.0% discount) (US$)	$1.09 billion (pre-tax) $0.72 billion (post-tax)	$2.36 billion (pre-tax) $1.55 billion (post-tax)	$3.63 billion (pre-tax) $2.36 billion (post-tax)
Internal Rate of Return	20.2% (pre-tax) 16.8% (post-tax)	33.0% (pre-tax) 27.4% (post-tax)	43.8%(pre-tax) 36.3% (post-tax)
Payback(from start of production period)	4.9 years (pre-tax) 5.0 years (post-tax)	3.4 years (pre-tax) 3.5 years (post-tax)	2.7 years (pre-tax) 2.8 years (post-tax)
Exchange Rate (US$:C$)	0.75	0.75	0.75
(7)	Includes impact from financing announced September 15, 2015.
(8)	Financing impact assumes repayment of debt facility at maturity, exercise of maximum buyout options for offtake and stream facilities at December 31, 2018.
(9)	NPV is discounted to December 31, 2015.

The National Instrument 43-101 compliant Feasibility Study for the Brucejack Project titled Feasibility Study and Technical Report Update on the Brucejack Project, Stewart BC, dated June 19, 2014 filed was on SEDAR on June 30, 2014 (see news release dated June 19, 2014).

2015 Underground Infill Drill Program

The Valley of the Kings infill drill program continued through the quarter. The program has been planned to target stope areas in years 1 through 3 of the current mine plan (1320-meter level to 1200-meter level).

The planned drill program has been expanded to include extensions of Domain 20 which are adjacent to areas being mined in the early years of the 2014 Feasibility Mine Plan. Definition drilling from five underground drill stations is in progress and is expected to be completed in the second quarter of 2016. When completed, roughly 200 vertical meters over a strike length of 250 meters will have been drilled at 7.5 to 10-meter centers.

The primary purpose of the drilling is grade control, with the additional benefit of infill drilling inferred and non-stope indicated resources in the same area. Results from the program continue to confirm the style and grade distribution of the gold mineralization in the area being tested, which includes the intersection of high grade and visible gold.

2015 Regional Exploration Program Success and Follow-up

The 2015 grass-roots exploration program was comprised of prospecting, airborne EM, magnetic and radiometric surveys, and a surface drill program. The 2015 surface exploration drill program consisted of approximately 20,000 meters of drilling, which targeted porphyry/epithermal-style mineralization to the east of the Brucejack Project.

The 2015 regional exploration program was successful in expanding the size of the hydrothermal system that includes the Valley of the Kings and confirming the potential for additional mineralized zones to the east. With the discovery of the Flow Dome Zone the program was successful in extending the strike length of the Valley of the Kings gold mineralization 1,000 meters to the east of the current Valley of the Kings Measured and Indicated Mineral Resource. Results from the 2015 program will be used to prioritize targets for follow-up regional exploration programs.

Snowfield Project

The Snowfield Project borders the Brucejack Project to the north and is comprised of one mineral claim with an area of 1,267.43 hectares. Since we acquired the Snowfield Project in 2010, we have continued to carry out environmental studies in conjunction with the Brucejack Project. Our previous efforts focused on completing an updated mineral resource estimate for the project, examining alternatives for advancing the project and negotiating cooperation agreements with Seabridge Gold Inc. (“Seabridge”).

Joint Snowfield/ KSM Engineering Studies

We have entered into a confidentiality and cooperation agreement with Seabridge that, amongst other things, provided for the completion of an engineering study examining the economics of combining our Snowfield Project and Seabridge’s KSM Project as a single operation. The internal engineering study was finalized during the first quarter of 2012 and indicated that developing the KSM and Snowfield deposits together could produce better economics than developing KSM as a stand-alone project, although no property acquisition costs or allocation of initial KSM capital were considered.

We have also entered into a mutual access agreement with Seabridge that (a) gives Seabridge access to our Snowfield Project and us access to Seabridge’s KSM Project for the stripping of overburden and (b) provides us with road access to the Brucejack and Snowfield Projects over Seabridge’s KSM Project lands.

Snowfield represents a longer term gold opportunity for our shareholders.

Additional Claims

Our contiguous claims, including the claims comprising the Brucejack and Snowfield Projects, total over 122,133 hectares, providing further exploration potential to supplement the value we are creating at Brucejack (see “2015 Regional Exploration Program” above). A claim boundary map is available on our website.

Results of Operations

Our operations and business are not driven by seasonal trends, but rather the achievement of project milestones such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, completion of final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives.

Selected Financial Information

Basis of Presentation

The following financial data has been derived from our consolidated annual financial statements which have been prepared in accordance with IFRS, as issued by the IASB, except for quarterly financial information which is derived from unaudited interim financial statements. Our significant accounting policies are outlined in Note 3 to our audited consolidated financial statements for the year ended December 31, 2015.

Annual information

Selected consolidated annual financial information for the years ended December 31, 2015, 2014 and 2013 are as follows (in $000’s):

	2015	2014	2013
Total revenue	$-	$-	$-
Loss per share - basic and diluted	$(0.00)	$(0.11)	$(0.16)
Loss and comprehensive loss	$(534)	$(12,445)	$(16,584)
Total assets	$1,479,745	$816,816	$726,261
Long-term liabilities	$464,100	$24,308	$19,836
Cash dividends	$-	$-	$-
Cash and cash equivalents	$387,925	$34,495	$11,575
Mineral properties, plant and equipment	$1,021,415	$768,072	$705,449

Quarterly information

Selected consolidated financial information for this quarter and the preceding seven quarters is as follows (in $000’s):

	2015 Q4	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2014 Q1
Total revenue	$-	$-	$-	$-	$-	$-	$-	$-
Earnings (loss) per share - basic and diluted	$0.07	$(0.02)	$(0.02)	$(0.03)	$(0.02)	$(0.04)	$(0.03)	$(0.02)
Income (loss) and comprehensive income (loss)	$8,757	$(3,335)	$(2,426)	$(3,530)	$(2,094)	$(4,668)	$(3,306)	$(2,377)
Total assets	$1,479,745	$1,433,292	$931,111	$915,153	$816,816	$811,896	$749,142	$746,736
Long-term liabilities	$464,100	$461,298	$24,336	$23,252	$24,308	$23,379	$20,303	$19,228
Cash dividends	$-	$-	$-	$-	$-	$-	$-	$-
Cash and cash equivalents	$387,925	$453,233	$68,871	$103,412	$34,495	$63,981	$19,739	$24,706
Mineral properties, plant and equipment	$1,021,415	$919,522	$841,691	$793,349	$768,072	$736,526	$717,247	$712,275

Year ended December 31, 2015 compared to the year ended December 31, 2014

Net loss and comprehensive loss for the year ended December 31, 2015 was $534 compared to $12,445 for the year ended December 31, 2014. The decrease in the loss was largely attributed the change in fair value of the elements of the construction financing including the offtake obligation and stream obligation which resulted in a gain of $24,110. This was offset by an increase in share-based compensation, salaries and foreign exchange loss.

Gain on financial instruments at fair value

The September 2015 construction financing includes a number of elements which are recorded on our statement of financial position at fair value. The impact of changes in fair value on our reported results for the year are discussed below.

We determined that the prepayment and extension options in the senior secured term credit facility were embedded derivatives. These embedded derivatives were recorded on the statement of financial position as other assets. The change in fair value of these embedded derivatives was a gain of $3,148 which was recorded in the statement of loss.

We determined that the offtake obligation represented a derivative liability and that the obligation was primarily a function of the purchaser’s gold price option feature. The change in fair value of the offtake obligation since inception resulted in a gain of $2,421 which was recorded in the statement of loss.

We determined that the stream obligation was in substance a debt instrument with embedded derivatives linked to gold and silver commodity prices and interest rates. Changes in the fair value of the stream obligation from period to period are a result of changes in these underlying variables. The change in fair value of the stream obligation since inception resulted in a gain of $11,928. As the stream is in substance a debt instrument, the effective interest on the debt host is capitalized as a borrowing cost during the development of the Brucejack Project. We capitalized $6,613 of interest on the stream obligation to mineral properties, plant and equipment. The capitalized interest was reclassified from the gain on financial instruments at fair value recorded in the statement of loss.

Share-based compensation expense

During the year ended December 31, 2015, stock option expense increased to $5,719 as compared to $2,820 during the year ended December 31, 2014. This was due mainly to the increased number of options granted in 2015 and by the timing of stock option grants. We hire individuals with the required skills to advance our business and stock options may be granted to employees and consultants as part of their overall compensation. Depending on the nature of the awarded recipient’s role, we expense or capitalize to mineral properties, plant and equipment the fair value of these stock option issuances over the vesting period.

During the year ended December 31, 2015, the 2014 Restricted Share Unit Plan (the “2014 RSU Plan”) resulted in $358 being recorded to share-based compensation expense compared to $28 for the year ended December 31, 2014.

During the year ended December 31, 2015, we implemented the 2015 Restricted Share Unit Plan subject to shareholder approval (the “2015 RSU Plan”). Restricted Share Units issued under the 2015 RSU Plan vest in tranches over a three-year period. We recorded $104 to share-based compensation expense.

Other expenses

Salaries for the year ended December 31, 2015 were $4,599 as compared to $1,894 for the comparable period. This was attributed to the Company’s growing work force as we prepare for production at the Brucejack Project and salary increases and bonuses awarded to employees of the Company.

The Company moved its head office location during the year. This attributed to the majority of the increase in office costs to $1,625 for the year ended December 31, 2015 as compared to $1,137 for the year ended December 31, 2014.

Investor relation costs for the year ended December 31, 2015 were $1,430 as compared to $1,106 incurred for the year ended December 31, 2014. Investor relation costs were mainly due to marketing and communication activities conducted within the investment community and community relations with the First Nations.

Professional fees were $540 for the year ended December 31, 2015 compared to $983 for the year ended December 31, 2014. We are currently engaged in two class action lawsuits filed against us in the Ontario Superior Court of Justice and one filed against us in the United States District Court for the Southern District of New York. For details on the class action lawsuits, please see “Commitments, Contingencies and Off-Balance Sheet Arrangements” below. As we have reached our deductible limit with our insurers, future legal expenses associated with the class action lawsuits will be provided for in accordance with our insurance policy.

During the year ended December 31, 2015, the construction financing was denominated in US dollars. The foreign exchange loss of $3,082 compared to a foreign exchange gain of $344 for the comparable period was the result of the subsequent translation of the senior secured term credit facility into CAD resulting in a loss of $7,511 offset by the translation of US denominated cash and cash equivalents to CAD resulting in a gain of $4,392.

We earned interest income on our cash balance for the year ended December 31, 2015 of $714 compared to $406 for the year ended December 31, 2014, directly attributable to cash balances held by the Company. Interest income earned on proceeds from the construction financing were capitalized to mineral properties, plant and equipment.

During the year ended December 31, 2015, we recorded a deferred income tax expense of $5,991 compared to $4,196 for the year ended December 31, 2014. The difference is related to the unrealized gains on financial instruments at fair value including the senior secured term credit facility, offtake obligation and stream obligation offset by the realization of 2015 non-capital losses.

Quarter ended December 31, 2015 compared to the quarter ended December 31, 2014

Net income and comprehensive income for the three months ended December 31, 2015 was $8,757 compared to a loss of $2,094 for the comparable period. The change was largely attributed the change in fair value of the elements of the construction financing including the offtake obligation and stream obligation which resulted in a gain of $26,963. This was offset by an increase in share-based compensation, salaries, foreign exchange loss and deferred income tax expense.

Other expenses

During the three months ended December 31, 2015, share-based compensation increased to $1,702 as compared to $465 for the comparable period. This was due mainly to the increased number of options granted in 2015 and by the timing of stock option grants.

Salaries for the three months ended December 31, 2015 were $2,407 as compared to $736 for the comparable period. This was attributed to the Company’s growing work force as we prepare for production at the Brucejack Project and salary increases and bonuses awarded to employees of the Company.

During the three months ended December 31, 2015, the foreign exchange loss was $5,822 compared to a foreign exchange gain of $166 for the comparable period. This was mainly the result of the subsequent translation of the senior secured term credit facility into CAD resulting in a loss of $5,731.

During the three months ended December 31, 2015, we recorded a deferred income tax expense of $6,318 compared to $591 for the comparable period. The difference is related to the unrealized gains on financial instruments at fair value including the senior secured term credit facility, offtake obligation and stream obligation offset by the realization of 2015 non-capital losses.

Liquidity and Capital Resources

Our cash and cash equivalents as at December 31, 2015 totaled $387,925 increasing $353,430 from $34,495 at December 31, 2014. The increase in cash is largely attributable to the construction financing that was completed on September 21, 2015.

Our working capital as at December 31, 2015 was $360,327 as compared to $33,770 as at December 31, 2014. Working capital items other than cash and cash equivalents consisted of receivables and other of $20,406 and accounts payable and accrued liabilities of $48,004. Receivables and other is comprised primarily of $4,790 of Goods and Services Tax refunds, and $13,207 accrued for BC Mineral Exploration Tax Credits receivable from the Province of BC.

On January 15, 2015, we completed a private placement of 12,836,826 common shares at a price of $6.30 per share with Zijin Mining Group., Ltd. (“Zijin”) for gross proceeds of $80,872 and on January 21, 2015, we completed a private placement with certain shareholders who wished to maintain their respective pro rata interests in the Company in connection with the strategic investment by Zijin. A total of 2,897,490 common shares were issued to subscribers at a price of $6.30 per share for gross proceeds of $18,254.

On June 8, 2015, we completed a private placement of 800,000 flow-through shares at a price of $8.75 per flow-through share for gross proceeds of $7,000. All proceeds associated with the flow-through funds raised in Q2 2015 were spent as of December 31, 2015.

On September 21, 2015, we completed the US$540 million construction financing with Orion and Blackstone. The Financing was comprised of a credit facility for US$350 million, a US$150 million prepayment under a callable gold and silver stream agreement and a private placement of our common shares for US$40 million. Upon closing, we received proceeds of US$340 million that will fund a substantial portion of the costs to develop an underground mine at the Brucejack Project.

Credit Facility

•	Credit Agreement:
o	Senior Secured Loan facility of US$350 million;
o	US$150 million was advanced at closing;
o	Remaining US$200 million available to be drawn in up to $50 million tranches over 18 months with;
o	Each draw subject to an arrangement fee of 3%;
o	Fixed interest rate of 7.5%;
o
Principal and accrued interest compounded quarterly is due at maturity on December 31, 2018, or we can exercise an option to extend maturity to December 31, 2019 on payment of 2.5% of the principal amount outstanding.

•	Offtake Agreement:
o	Applies to sales from first 7.067 million ounces of refined gold;
o
Orion and Blackstone will pay us for refined gold (in excess of any delivered ounces pursuant to the stream obligation) based on a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale;

o	We have the option to reduce the Offtake obligation by up to 75% by paying:
(a)	US$11 per remaining ounce effective December 31, 2018 or
(b)	US$13 per ounce effective December 31, 2019 on the remaining undelivered gold ounces.

Stream Agreement

•
US$150 million in cash was advanced at closing as prepayment in consideration of a callable stream that applies to 8% of the total precious metals production of 7.067 million ounces of refined gold and 26.279 million ounces of refined silver (the “Refined Precious Metals”) less any Refined Precious Metals production prior to commencement of stream deliveries. The applicable gold ounces from the Brucejack Project under the Offtake Agreement and Refined Precious Metals under the Stream Agreement are refined gold and silver ounces which were estimated to be available for sale in the June 2014 Feasibility Study for the Brucejack Project. The gold ounces subject to the Offtake Agreement will be reduced by the amount of refined gold ounces that is subject to the Stream Agreement.

•	We may elect to repurchase all or a portion of the Refined Precious Metals stream by one of the following options:

o
On December 31, 2018, we can elect to repurchase the entire 8% stream by paying US$237 million or can elect to reduce the stream to 3% of Refined Precious Metals by paying US$150 million, in which case the stream deliveries would commence January 1, 2019; and

o
On December 31, 2019, we can elect to repurchase the entire 8% stream by paying US$272 million or can elect to reduce the stream to 4% of Refined Precious Metals by paying US$150 million, in which case the stream deliveries would commence January 1, 2020.

•
If we do not exercise the right to reduce or repurchase the Refined Precious Metals stream by December 31, 2019, US$20 million will be payable and an 8% stream will apply to the Refined Precious Metals beginning January 1, 2020, with payment of US$400 per ounce of gold and US$4.00 per ounce of silver. If the market price of gold is greater than US$400 per ounce, the excess will decrease the stream obligation until it has been reduced to nil.

•
In the event of a change of control or the sale of the Brucejack Project by us prior to the earlier of (a) our reduction or repurchase of the Refined Precious Metals stream or (b) January 1, 2020, we have the right to repurchase and the lenders can elect to have us repurchase the stream for consideration equal to the greater of: (i) 13.6% of the consideration received by our shareholders or us in such a transaction, or (ii) an amount of cash that generates a 15% rate of return on the US$150 million stream advance.

Private Placement

•
Each of Orion and Blackstone subscribed for 3,848,004 of our common shares at US$5.1975 per common share for aggregate proceeds at closing of US$40 million, based on the 20-day volume weighted average price of our common shares at the close on September 21, 2015.

During the year ended December 31, 2015, an increase in the trading price of our common shares contributed to the exercise of share options awards, which provided us with additional liquidity.

On March 1, 2016, we closed a marketed offering of 28,384,000 common shares at a price of US$4.58 per common share for gross proceeds of US$130 million. The net proceeds will be used (i) to fund development of the Brucejack Project, (ii) for working capital during start-up and (iii) for general corporate purposes.

With the US$540 million construction financing, available cash on hand and the completion of the equity offering of US$130 million, the US$696.8 million estimated development cost of the Brucejack Project is fully funded.

Cash used in investing activities for the year ended December 31, 2015 was $209,691 (2014 - $59,342). For the year ended December 31, 2015, the expenditure increase is due to the commencement of project construction and the increased costs for engineering and mine development. In the prior year ended December 31, 2014, costs were incurred mainly in respect of exploration and evaluation activities at the Projects.

We are a development stage company and as such, we do not generate revenues from operations, except for periodic proceeds from our exploration program gold sales. We rely on equity and/or debt funding for our continuing financial liquidity. Our access to financing is always uncertain. There can be no assurance of continued access to significant equity and/or debt funding.

Commitments, Contingencies and Off-Balance Sheet Arrangements

Class Action Lawsuits

Following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013, the price of our shares on the TSX and the NYSE had a significant drop in value.Canadian Class Actions

We are aware of two proposed class actions filed against us and certain of our officers and directors in the Ontario Superior Court of Justice: the first on October 29, 2013 by David Wong (the “Wong Action”) and the second on November 1, 2013 by Roksana Tahzibi (the “Tahzibi Action”) (collectively, the “Ontario Actions”). The plaintiffs seek certification of a class action on behalf of a class of persons, wherever they reside, who acquired our securities. In the Wong Action, the class period is between November 22, 2012 and October 22, 2013. In the Tahzibi Action, the class period is between July 23, 2013 and October 22, 2013.

The plaintiffs allege that certain of our continuous disclosure documents filed in Canada contained material misrepresentations or omissions regarding our Brucejack Project, including statements with respect to probable mineral reserves and future gold production at Brucejack, and failed to communicate alleged information from Strathcona. The plaintiffs allege these misrepresentations and omissions are actionable as negligent misrepresentations or misrepresentations under various provincial Securities Acts. The plaintiffs seek general damages of $60 million in the Wong Action and $250 million in the Tahzibi Action as well as pre- and post-judgment interest and costs.

There have been no further steps in the Ontario Actions. The Company believes that the allegations made against it in the Ontario Actions are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome of the Ontario Actions.

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

In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552. The Court has appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased our shares between June 11, 2013 and October 21, 2013.

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

Contractual Obligations

The following table provides our gross contractual obligations as of December 31, 2015 (in $000’s):

	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Operating activities:
Decommissioning and restoration provision	$11	$81	$-	$7,161	$7,253
Office lease	688	1,544	-	-	2,232
Financing activities:(1)(2)
Repayment of credit facility (US$192,029)	-	265,768	-	-	265,768
	$699	$267,393	$-	$7,161	$275,253

1)
Pursuant to the stream arrangement, we are obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 and a payment of US$20,000.

2)
Under the Offtake agreement, we are obligated to sell 100% of refined gold (in excess of any delivered ounces pursuant to the stream obligation) up to 7,067,000 ounces. The final purchase price to be paid by the purchaser will be, at the purchase’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale.

Related Party Transactions

We have entered into employment agreements with each of our Chairman and CEO (our “CEO”), our President (our “President”), our Chief Financial Officer (our “CFO”), and our Chief Exploration Officer and Vice President (our “CExO”).

Under the employment agreements, the CEO receives a base salary of $500 per year, benefits, an annual performance bonus of 0.25% of the annual increase in the market capitalization of the Company, provided the increase in market capitalization is 10% or more, and the Board of Directors may award a discretionary amount. The President receives a base salary of $450 per year, the CFO receives a base salary of $375 per year and the CExO receives a base salary of $350 per year. Each of the President, CFO and CExO are entitled to extended benefits and are eligible for an annual bonus determined at the discretion of our Board. The CEO, President, CFO and CExO are also entitled, on termination without cause, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

Subsequent to year end, we announced the departure of our COO who left the Company to pursue other interests.

Critical Accounting Estimates and Judgments

Our significant accounting policies are presented in Note 3 to the consolidated financial statements for the year ended December 31, 2015. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which an estimate is revised and future periods if the revision affects both current and future periods.

Significant judgments about the future and other sources of estimation uncertainty at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made include, but are not limited to, the following:

1)           Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2015.

2)           Determination of commercial viability and technical feasibility of the Brucejack Project

The application of the Company’s accounting policy for mineral property development costs requires judgment to determine when technical feasibility and commercial viability of the Brucejack Project was demonstrable. The Company considered the positive NI 43-101 compliant Feasibility Study, the receipt of key environmental permits and the completed construction financing and concluded that commercial viability and technical feasibility of the Brucejack Project had been confirmed in the quarter ended September 30, 2015. At this point, the asset was reclassified to mineral properties, plant and equipment and tested for impairment. Based on the impairment assessment, management concluded that no impairment of the Brucejack Project was required.

3)           Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, commercial viability and technical feasibility and estimated project economics. Management has assessed impairment indicators on the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of December 31, 2015.

4)           Fair value of derivatives and other financial liabilities

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

Financial Instruments and Other Instruments

Financial assets

We have the following financial assets: cash and cash equivalents, receivables, embedded derivatives associated with the senior secured term credit facility and restricted cash.

Cash and cash equivalents and restricted cash are classified as loans and receivables and are recorded at amortized cost. Interest income is recognized by applying the effective interest rate.
Receivables are classified as loans and receivables and accordingly are recorded initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less any impairment losses.

Derivative instruments, including embedded derivatives, are recorded at fair value through profit or loss and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Financial liabilities

We have the following financial liabilities: accounts payable and accrued liabilities and debt instruments including the senior secured term credit facility, offtake obligation and stream obligation.

Accounts payable and accrued liabilities and debt are classified as other financial liabilities and are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

Derivative instruments, including embedded derivatives, such as the offtake obligation and stream obligation are recorded at fair value through profit or loss and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Financial Risk Management

We are exposed to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from its use of financial instruments.

Our Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Market Risk

Currency risk

We are subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. We are exposed to currency risk through cash and cash equivalents, accounts payable and accrued liabilities and long-term debt which are denominated in US dollars. The Company has not hedged its exposure to currency fluctuations at this time.

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

We are also subject to interest rate risk with respect to the fair value of long-term debt, in particular, the fair value of the embedded derivatives under the senior secured term credit facility, the offtake obligation and the stream obligation which are accounted for at fair value through profit or loss.

Commodity price risk

We are subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation and political and economic conditions.

The Company has not hedged the price of any commodity at this time.

The financial instruments impacted by commodity prices are the offtake obligation (a derivative liability) and the stream obligation.

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

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We ensure that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand by us for our programs. To the extent we do not believe there is sufficient liquidity to meet obligations, we will consider securing additional equity or debt funding.

Capital Management

Our objectives in the managing of the liquidity and capital are to safeguard our ability to continue as a going concern and provide financial capacity to meet our strategic objectives. Our capital structure consists of debt instruments and equity attributable to common shareholders, comprised of issued share capital, contributed surplus, accumulated comprehensive loss and accumulated deficit.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, we may attempt to issue new shares, issue new debt, and acquire or dispose of assets to facilitate the management of our capital requirements. We prepare annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company has sufficient funds to meet its current operating, exploration and development obligations.

Outstanding Share Data

At March 10, 2016, we had the following common shares and share purchase options outstanding.

	Number of securities	Exercise price ($)	Weighted Average Remaining Life (years)
Common shares	173,452,405
Share purchase options	9,292,950	$5.85 - $17.46	2.42
Fully diluted	182,745,355

Risks and Uncertainties

Natural resources exploration and development involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in our Annual Information Form dated March 31, 2015 and filed on SEDAR, which are incorporated by reference in this MD&A.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Internal Control over Financial Reporting

Management assessed the effectiveness of our internal control over financial reporting (“ICFR”) as of December 31, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (COSO 2013).

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There has been no change in our internal control over financial reporting during the year ended December 31, 2015 that has materially affected, or is reasonably likely to affect our internal control over financial reporting.

Disclosure Controls and Procedures

Management assessed the effectiveness of our disclosure controls and procedures as of December 31, 2015. Based upon the results of that evaluation, management concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information disclosed by us in the reports that we file were appropriately recorded, processed, summarized and reported to allow timely decisions regarding required disclosure.

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

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, risks related to:

•	uncertainty as to the outcome of legal proceedings including certain class action proceedings in the U.S. and Canada;

•	our ability to repay indebtedness;

•	the effect of indebtedness on cash flow and business operations;

•	our ability to satisfy commitments under stream and offtake agreements and the effect of restrictive covenants in such agreements;

•	our ability to raise enough capital to fully fund the capital costs required to complete construction at the Brucejack Project;

•	assumptions regarding expected operating costs and expenditures, production schedules, economic returns and other projections;

•	our production estimates, including accuracy thereof;

•	the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;

•	the fact that we have no mineral properties in production or development and no history of production or revenue;

•	our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;

•	our ability to achieve commercial production at the Brucejack Project in the timeline we anticipate;

•	the operation and economic viability of the development of the Brucejack Project;

•	dependency on the Brucejack Project for our future operating revenue;

•	the accuracy of our resource and reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based;

•	our mineral resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates and establish mineral reserve estimates;

•	uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

•	commodity price fluctuations, including gold price volatility;

•	our history of negative operating cash flow, incurred losses and accumulated deficit;

•	failure of counterparties to perform their contractual obligations;

•	market events and general economic conditions;

•	the inherent risk in the mining industry;

•	the commercial viability of our current and any acquired mineral rights;

•	availability of suitable infrastructure or damage to existing infrastructure;

•	governmental regulations, including environmental regulations;

•	delay in obtaining or failure to obtain required permits, or non-compliance with permits that are obtained;

•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;

•	compliance with emerging climate change regulation;

•	uncertainties relating to additional claims and legal proceedings;

•	adequate internal control over financial reporting;

•	increased costs of complying with the Dodd-Frank Act;

•	potential opposition from non-governmental organizations;

•	uncertainty regarding unsettled First Nations rights and title in British Columbia;

•	uncertainties related to title to our mineral properties and surface rights;

•	land reclamation requirements;

•	our ability to identify and successfully integrate any material properties we acquire;

•	uncertainties related to title to our mineral properties and surface rights;

•	currency fluctuations;

•	increased costs affecting the mining industry;

•	increased competition in the mining industry for properties, qualified personnel and management;

•	our ability to attract and retain qualified management;

•	some of our directors’ and officers’ involvement with other natural resource companies;

•	potential inability to attract development partners or our ability to identify attractive acquisitions;

•	potential liabilities associated with our acquisition of material properties;

•	our ability to comply with foreign corrupt practices regulations and anti-bribery laws;

•	changes to relevant legislation, accounting practices or increasing insurance costs;

•	our anti-takeover provisions could discourage potentially beneficial third party takeover offers;

•	significant growth could place a strain on our management systems;

•	share ownership by our significant shareholders;

•	there is no market for our securities other than our common shares;

•	the trading price of our common shares is subject to volatility due to market conditions;

•	future sales or issuance of our equity securities;

•	certain actions under U.S. federal securities laws may be unenforceable;

•	our broad discretion relating to the use of proceeds from financings;

•	we do not intend to pay dividends in the near future; and

•	our being treated as a passive foreign investment company for U.S. federal income tax purposes.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking statements involve statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in our Annual Information Form dated March 31, 2015 which is filed on SEDAR and in the United States on Form 40-F through EDGAR at the SEC’s website at www.sec.gov.

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

