Form 40-F
period 2016-12-31
Pretium Resources Inc.
filed 2017-03-31
CIK 1508844

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2016

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

C T Corporation System
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

There were 180,113,252 Common Shares, of no par value, outstanding as of December 31, 2016.

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

Yes ☐ No ☐

This Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statement on Form F-10 (File No. 333-211073) and Registration Statements on Form S-8 (File Nos. 333-203409 and 333-213450) and under the Securities Act of 1933, as amended.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F as Appendices hereto:

A.	Annual Information Form

The Annual Information Form of Pretium Resources Inc. (the “Company” or “Registrant”) for the fiscal year ended December 31, 2016 is included as Appendix A of this Annual Report on Form 40-F.

B.	Audited Annual Financial Statements

The Company’s audited consolidated financial statements for the fiscal year ended December 31, 2016, including the auditor’s report with respect thereto, are included as Appendix B of this Annual Report on Form 40-F.

C.	Management’s Discussion and Analysis

The Company’s Management’s Discussion and Analysis for the year ended December 31, 2016 is included as Appendix C of this Annual Report on Form 40-F.

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES

Certifications. See Exhibits 99.13, 99.14, 99.15 and 99.16 to this Annual Report on Form 40-F.

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

Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included under the heading “Management’s Report on Internal Control over Financial Reporting” in the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2016, filed as part of this Annual Report on Form 40-F in Appendix B.

Attestation Report of the Registered Public Accounting Firm. The required disclosure is included under the heading “Independent Auditor’s Report” in the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2016, filed as part of this Annual Report on Form 40-F in Appendix B.

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2016, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

1

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

ADDITIONAL DISCLOSURE

Code of Ethics.

The Registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the “Code of Business Conduct and Ethics”, that applies to all of its directors, officers, employees, and consultants including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. In 2016, there were no waivers, including implicit waivers, or amendments granted from any provision of the Code of Business Conduct and Ethics.

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

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee Information—External Auditor Service Fees” at page 80 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2016, filed as part of this Annual Report on Form 40-F in Appendix A.

Pre-Approval Policies and Procedures.

The Audit Committee pre-approves all audit services to be provided to us by our independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee. All non-audit services performed by our auditors for the fiscal year ended December 31, 2016 have been pre-approved by our Audit Committee.

Off-Balance Sheet Arrangements.

The Registrant has no off-balance sheet arrangements as defined under Form 40-F.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Contractual Obligations” in the registrant’s Management’s Discussion and Analysis for the year ended December 31, 2016, filed as part of this Annual Report on Form 40-F in Appendix C.

Mine Safety Disclosure.

Not applicable.

2

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

3

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2017	Pretium Resources Inc.
	By:	/s/ JOSEPH J. OVSENEK
Name: Joseph J. Ovsenek
Title: President, Chief Executive Officer & Director

4

EXHIBIT INDEX

Exhibit	Description

99.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accountant

99.2	Consent of Tetra Tech

99.3	Consent of Snowden Mining Industry Consultants Inc.

99.4	Consent of AMC Mining Consultants (Canada) Ltd.

99.5	Consent of ERM Rescan

99.6	Consent of BGC Engineering Inc.

99.7	Consent of Alpine Solutions Avalanche Services

99.8	Consent of Valard Construction

99.9	Consent of Lyle Morgenthaler, B.A.Sc., P.Eng.

99.10	Consent of Russell Pennell, B.A.Sc., P.Eng.

99.11	Consent of Kenneth C. McNaughton, M.A.Sc., P.Eng.

99.12	Consent of Ivor W.O. Jones, M.Sc., FAusIMM, CPGeo

99.13	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.14	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.15	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.16	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

5

APPENDIX A

PRETIUM RESOURCES INC. ANNUAL INFORMATION FORM FOR THE FISCAL YEAR

ENDED DECEMBER 31, 2016

ANNUAL INFORMATION FORM

(“AIF”)

of

PRETIUM RESOURCES INC.
(the “Company” or “Pretivm”)
2300, 1055 Dunsmuir Street, PO Box 49334
Vancouver, British Columbia
V7X 1L4

Telephone: 604-558-1784
Facsimile: 604-558-4784
Website: www.pretivm.com
E-mail: invest@pretivm.com

For the Year Ended December 31, 2016

Dated: March 30, 2017

TABLE OF CONTENTS

PRELIMINARY NOTES	1

Effective Date of Information	1
Currency	1
Note Regarding Forward Looking Information and Forward Looking Statements	1
Scientific and Technical Disclosure	4
National Instrument 43-101 Definitions	5

CORPORATE STRUCTURE	9

Name, Address and Incorporation	9
Intercorporate Relationships	9
Employees	9

GENERAL DEVELOPMENT OF OUR BUSINESS	9

The Brucejack Project	9
Environmental Assessment and Review	11
2017 Significant Developments	13
2016 Significant Developments	16
2015 Significant Developments	19
2014 Significant Developments	23

DESCRIPTION OF OUR BUSINESS	24

The Brucejack Project	24

RISK FACTORS	48

Risks Related to Our Business	48
Risks Related to our Securities	69

DIVIDENDS AND DISTRIBUTIONS	72

DESCRIPTION OF CAPITAL STRUCTURE	72

MARKET FOR SECURITIES	73

Trading Price and Volume	73
Prior Sales	73
Restricted Share Units (“RSUs”)	74

DIRECTORS AND OFFICERS	75

Name, Occupation and Security Holding	75
Shareholdings of Directors and Senior Officers	78
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	78
Conflicts of Interest	78
Audit Committee Information	79

i

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	81

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	82

AUDITORS, TRANSFER AGENT AND REGISTRAR	82

MATERIAL CONTRACTS	83

INTEREST OF EXPERTS	83

ADDITIONAL INFORMATION	84

APPENDIX 1	1

Audit Committee Charter	1
Annex A	7

ii

PRELIMINARY NOTES

Effective Date of Information

This AIF is dated March 30, 2017, and unless otherwise indicated, the information contained herein is current as of such date, other than certain financial information which is current as of December 31, 2016, being the date of the Company’s most recently audited financial year end.

References to the “Company”, “we” and “our” refer to Pretium Resources Inc.

Currency

All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Note Regarding Forward Looking Information and Forward Looking Statements

This AIF contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Forward-looking statements may include, but are not limited to, information with respect to: the future price of silver and gold; the development and construction of a mine at the Brucejack Project (as defined below); our planned exploration and development activities; the adequacy of our financial resources; the estimation of mineral resources and reserves; realization of mineral resource and reserve estimates; the timeline for commercial production and commissioning at the Brucejack Project; costs and timing of future exploration and development; results of future development, exploration and drilling programs; production and processing estimates, including the 2017 Project Economics Update; capital and operating cost estimates, including the February 2017 Capital Cost Forecast; statements relating to the economic viability of the Brucejack Project, including mine life, total tonnes mined and processed and mining operations, as well as the 2017 Project Economics Update; approvals, consents and permits under applicable legislation; our relationship with community stakeholders; our executive compensation approach and practice; litigation risks; currency fluctuations; and environmental risks. Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budgeted”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends” “modeled” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements.

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

●
our ability to repay indebtedness;

●
the effect of indebtedness on cash flow and business operations;

●
our ability to satisfy commitments under the Stream and Offtake agreements and the effect of restrictive covenants in such agreements and in our Credit Agreement;

●
assumptions regarding expected operating costs and expenditures, production schedules, economic returns and other projections, including the February 2017 Capital Cost Forecast (as defined herein) and the 2017 Project Economics Update (as defined herein);

●
our production estimates, including the accuracy thereof;

●
our ability to raise enough capital to fully fund the capital costs required to complete construction at the Brucejack Project;

●
dependency on the Brucejack Project for our future operating revenue;

●
the accuracy of our resource and reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based;

●
our mineral resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates to mineral reserve estimates;

●
uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral resources;

●
the fact that we have no mineral properties in production and no history of production or revenue;

●
the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;

●
our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;

●
our ability to complete commissioning and achieve commercial production at the Brucejack Project in the timeline we anticipate;

●
the operation and economic viability of the development of the Brucejack Project;

●
our history of negative operating cash flow, incurred losses and accumulated deficit;

●
commodity price fluctuations, including gold price volatility;

●
failure of counterparties to perform their contractual obligations;

●
general economic conditions;

●
the inherent risk in the mining industry;

●
the commercial viability of our current and any acquired mineral rights;

●
availability of suitable infrastructure or damage to existing infrastructure;

●
governmental regulations, including environmental regulations;

●
non-compliance with permits that are obtained or delay in obtaining or failure to obtain permits required in the future;

●
increased costs and restrictions on operations due to compliance with environmental laws and regulations;

●
compliance with emerging climate change regulation;

●
uncertainties relating to additional claims and legal proceedings;

●
adequate internal control over financial reporting;

●
potential opposition from non-governmental organizations;

●
uncertainty regarding unsettled First Nations rights and title in British Columbia;

●
uncertainties related to title to our mineral properties and surface rights;

●
land reclamation requirements;

●
our ability to identify and successfully integrate any material properties we acquire;

●
currency fluctuations;

●
competition in the mining industry for properties, qualified personnel and management;

●
our ability to attract and retain qualified management;

●
some of our directors’ and officers’ involvement with other natural resource companies;

●
potential inability to attract development partners or our ability to identify attractive acquisitions;

●
compliance with foreign corrupt practices regulations and anti-bribery laws;

●
changes to relevant legislation, accounting practices or increasing insurance costs;

●
our anti-takeover provisions could discourage potentially beneficial third party takeover offers;

●
significant growth could place a strain on our management systems;

●
share ownership by our significant shareholders and their ability to influence our governance;

●
certain actions under U.S. federal securities laws may be unenforceable;

●
the trading price of our Common Shares (as defined below) is subject to volatility due to market conditions;

●
future sales or issuances of our debt or equity securities;

●
we do not intend to pay dividends in the near future;

●
our being treated as a passive foreign investment company for U.S. federal income tax purposes;

●
certain terms of the Notes (as defined below);and

●
risks related to ensuring the security and safety of information systems, including cyber security risks.

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

Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In connection with the forward-looking statements contained in this AIF, we have made certain assumptions about our business, including about ourplanned exploration, development and production activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this AIF, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein. We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements.

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

Scientific and technical information in this AIF not contained in the Brucejack Report has been reviewed, approved and verified by Mr. Kenneth C. McNaughton, M.A.Sc., P.Eng., our Vice President Exploration, Lyle Morgenthaler, B.A.Sc., P.Eng., our Chief Mine Engineer, Russell Pennell, B.A.Sc., P.Eng., our Senior Mine Planning Engineer and Ivor W.O. Jones, M.Sc., FAusIMM, CPgeo who is independent of the Company, each of whom is a “qualified person” as defined in NI 43-101.

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

Mineral Resource
The term “Mineral Resource” is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

Inferred Mineral Resource
The term “inferred mineral resource” refers to that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Minerals Resources with continued exploration.

Indicated Mineral Resource
The term “indicated mineral resource” refers to that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support miner planning and evaluation of the economic viability of the deposit.

Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Measured Mineral Resource
The term “measured mineral resource” refers to that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the appropriate application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

Modifying Factors
Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Mineral Reserve
A Mineral Resource is the economically mineable part of a measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could be reasonably justified.

The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.

The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

Probable Mineral Reserve
A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

Proven Mineral Reserve	A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Cautionary Note to U.S. Investors

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

Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made and volumes that are not “reserves’ should not be disclosed. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserves estimates included in this AIF may not qualify as “reserves” under SEC standards. The SEC’s current disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.

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

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on October 22, 2010. Our head and registered office is located at Suite 2300, 1055 Dunsmuir Street, PO Box 49334, Vancouver, British Columbia, V7X 1L4.

Intercorporate Relationships

We have two wholly-owned subsidiaries, Pretium Exploration Inc. (“Pretium Exploration”) and 0890696 B.C. Ltd. (“089”), which hold our interests in the Brucejack Project and the assets related thereto. Both subsidiaries were incorporated under the BCBCA.

Employees

As at the conclusion of the financial year ended December 31, 2016, the Company, together with its subsidiaries, had approximately 360 full time employees.

GENERAL DEVELOPMENT OF OUR BUSINESS

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

We intend to focus our exploration and development efforts on the Brucejack Project and, in particular, on the commissioning of and commercial production at the Brucejack Mine. We will also focus on advancing engineering studies on the higher grade underground opportunities at the Brucejack Project and on expanding and increasing the quality of our mineral resources.

The Snowfield Project represents a longer term gold opportunity for our shareholders. Although we do not have a development plan as yet for the Snowfield Project, we plan to continue to explore the area and have budgeted for additional environmental studies which will benefit both the Brucejack and Snowfield Projects.

The Brucejack Project

We acquired the Brucejack Project, along with the Snowfield Project and other associated assets (together, the “Project Assets”), pursuant to an acquisition agreement dated October 28, 2010, as amended, with Silver Standard Resources Inc. (“Silver Standard”)(the “Acquisition Agreement”), for an aggregate acquisition price of $450 million, consisting of a cash payment of $233,020,000 and the issuance of a total of 36,163,333 common shares (the “Common Shares”) in the capital of the Company (the “Acquisition”). We financed the cash portion of the Acquisition with part of the proceeds from our initial public offering, which closed concurrently with the acquisition of the Project Assets in December 2010.

On June 30, 2014, we filed the Brucejack Report, which is a NI 43-101 compliant feasibility study on the Brucejack Project. The Brucejack Project’s Valley of the Kings Proven and Probable Mineral Reserves as set out in the Brucejack Report are 6.9 million ounces of gold (13.6 million tonnes grading 15.7 grams of gold per tonne) and West Zone Proven and Probable Mineral Reserves are 600,000 ounces of gold (2.9 million tonnes grading 6.9 grams of gold per tonne). The Mineral Reserve estimates by zone and Reserve category are summarized below:

Valley of the Kings Mineral Reserve Estimate(1)(2) – June 2014

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Proven	2.1	15.6	12	1.1	0.8
Probable	11.5	15.7	10	5.8	3.9
Total P&P	13.6	15.7	11	6.9	4.6
(1) Rounding of some figures may lead to minor discrepancies in totals
(2) Based on C$180/t cutoff grade, US$1,100/oz Au price, US$17/oz Ag price, C$/US$ exchange rate = 0.92

West Zone Mineral Reserve Estimate(3) – June 2014

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Proven	1.4	7.2	383	0.3	17.4
Probable	1.5	6.5	181	0.3	8.6
Total P&P	2.9	6.9	279	0.6	26.0
(3) See notes (1) and (2) to the table above..

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

Please see “Description of Our Business” at page 24 for an excerpt of the Brucejack Report.

Environmental Assessment and Review

Major mining projects in British Columbia are subject to environmental assessment and review prior to certification and issuance of permits to authorize construction and operations. Environmental assessment (provincial EA and federal EIS) is a means of addressing the potential for adverse environmental, social, economic, health, and heritage effects or the potential adverse effects on Aboriginal interests or rights prior to project approval. Depending on the scope of a project, assessment and permitting of major mines in British Columbia proceeds through the BC Environmental Assessment Office process (the “BC EAO”) pursuant to the BC Environmental Assessment Act (BC EAA) to receive an EA Certificate and through the Canadian Environmental Assessment Agency (“CEAA”) pursuant to the Canadian Environmental Assessment Act 2012 to receive a CEAA Decision Statement.

At a provincial level, proposed mining developments that exceed a threshold criterion of 75,000 t/a (or 205 t/d) as specified in the Reviewable Project Regulations are required under the BC EAA to obtain an Environmental Assessment Certificate from the Ministry of Environment and Ministry of Energy and Mines (“EA Certificate”). Following issuance of an EA Certificate, permitting proceeds through the Ministry of Energy and Mines to obtain a Mines Act permit to construct / operate / close a mine and Ministry of Environment to permit under the Environment Management Act various waste discharge permits.

At a federal level, proposed gold mine developments (other than placer mines) that exceed a threshold criterion of 600 t/d as specified under the Regulations Designating Physical Activities are required to complete an Environmental Impact Study (the “EIS”) pursuant to the CEA Act.

BC EA

We submitted our Project Description for the Brucejack Project to the British Columbia Environmental Assessment Office (“BC EAO”) in December 2012 and in February 2013, the BC EAO issued a Section 10 order in respect of the EA Certificate requirement for the Brucejack Project. A Section 11 order was issued in July 2013 outlining the scope, procedures and methods for the environmental assessment process.

During 2013, meetings were held with the working group comprised of representatives from provincial and federal government agencies, First Nations and communities participating in the review process (the “Working Group”). Public meetings were also held in 5 communities in northwest British Columbia during the first public comment period.

In May 2014, we received a copy of the approved Application Information Requirements from the BCEAO and on June 20, 2014, we filed our EAC application with the BC EAO. The EAC application was then evaluated for completeness over a 30-day period by BC EAO with the involvement of the Working Group. On August 13, 2014, our EA Certificate application was accepted for filing by the BC EAO. In September 2014, we held a second round of public meetings in 5 communities in northern British Columbia during the second public comment period.

In March 2015, we were issued our EA Certificate for the Brucejack Project by the British Columbia Minister of the Environment and the Minister of Energy and Mines. The Ministers issued the EA Certificate with conditions that would give them the confidence to conclude that the project will be constructed, operated and decommissioned in a way that ensures no significant adverse effects are likely to occur.

The BC EA process concluded within the legislated timeframe and was led by the BC EAO. The process provided for significant opportunities for Aboriginal groups, government agencies and the public to provide input on the potential for environmental, economic, social, heritage and health effects from a proposed project.

The B.C. Minister of Energy and Mines issued us our B.C. Mines Act Permit on August 31, 2015, approving our mine plan and reclamation program allowing commercial production at the Brucejack Project. The Mines Act Permit allows for the construction of a 2,700 tonnes per day doré and flotation plant, development of an underground mine, and associated facilities and other infrastructure.

CEAA EIS

In respect of the federal Environmental Impact Assessment process, we submitted the Project Description for the Brucejack Project to the CEAA in January 2013.

In May 2013, CEAA issued the EIS Guidelines that outline the federal permitting requirements for the Brucejack Project. We filed our EIS concurrently with our EAC application in August 2014.

In July 2015, we received our Environmental Assessment Decision Statement from the Federal Minister of the Environment which found that the Brucejack Project was not likely to cause significant adverse environmental effects. The Minister issued a Project Recommendation that includes a determination regarding the potential effects of the Project under the Nisga'a Final Agreement, which is a modern treaty signed by the governments of Canada, British Columbia and the Nisga'a Nation.

In reaching the decision, the Minister considered the Project Recommendation and the Canadian Environmental Assessment Agency's (CEAA) Environmental Assessment Report. The Report includes CEAA’s conclusions and recommendations on the potential environmental effects of the project, the proposed mitigation measures, the significance of any remaining adverse environmental effects, and the follow-up program.

The pre-construction conditions set out by the BC EA Certificate and the CEAA Decision Statement were addressed in advance of the start of mine construction in September 2015.

Following design engineering and the start of construction, the EA Certificate has been amended to address project changes brought about through modifications to site specific configurations and site requirements. The Mines Act Permit has also been amended to accommodate project changes and the various waste discharge permits have been amended to also accommodate project changes.

2017 Significant Developments

2017 Engineering and Development of the Brucejack Project

Construction of the Brucejack Project has advanced ahead of schedule and commissioning is planned for April 2017. Commissioning was previously planned for mid-2017. Underground development is well advanced with twelve stopes crosscut on two levels in preparation for long-hole drilling. Cross cutting of another eleven stopes is in progress. A long-hole drill has been mobilized, with long-hole drilling of a test stope underway.

All major mechanical and electrical components have been delivered to site and installation and assembly is ongoing. The shell, heads, gears motors and drives for the SAG and Ball mills have been installed and the drives are scheduled to be energized in early April 2017. Electrical and instrumentation along with mechanical and piping installation within the mill building is ongoing. The mine substation and central electrical room are ready for energization.

The 330-person camp which includes mine dry facilities, offices, recreation facilities, dining hall and kitchen has been commissioned and is fully operational.

Construction continues on the Valley of the Kings portal building. External structural steel erection is complete and internal structural steel, mechanical and electrical installation is progressing. The portal will serve as the primary access point to convey the gold ore from the underground crusher to the mill.

Construction of the 57-kilometer long transmission line has been completed and is expected to be energized in early April 2017. An additional six 2-megawatt diesel generators are fully commissioned and, combined with our initial 5-megawatts of diesel power, can provide adequate power to maintain full mill and underground production in the event of any grid power interruption.

Underground development remains on schedule and contract mining crews have completed over 10,000 meters of underground development to date. Access to eight production levels from the 1200 to 1410-meter levels has been established. Long-hole drilling has been in progress on a test stope on the 1320-meter level since mid-February. Excavation of the major development infrastructure is now complete. The third and final exhaust vent raise has broken through to the surface. Underground work is focused on continued ramp and level development. Construction of underground infrastructure, including the crusher, conveyor, and transfer towers continues.

February 2017 Capital Cost Forecast

On February 3, 2017, we announced that the total project capital cost forecast (the “February 2017 Capital Cost Forecast”) to complete construction of the Brucejack Project, including contingencies, is US$811.1 million, an increase of 16% from the February 2016 capital cost estimate of US$696.8 million. The February 2017 Capital Cost Forecast includes US$68.8 million of working capital for the first three months of production, but does not take into account any revenue generated during this period. Key areas of capital cost increases from the February 2016 Capital Cost Estimate include: the transmission line (US$37.9 million); costs to accelerate commissioning (US$13.9 million); new scope items (US$21.7 million); construction overages (US$34.1 million);and Indirects/Owner’s costs (US$31.4 million).

The February 2017 Capital Cost Forecast to complete construction of the Brucejack Project, including contingencies, has been prepared on the basis of: 97% committed of the February 2017 Forecast excluding working capital (US$719.7 million of US$742.3 million), substantial completion of engineering; award of all major contracts and purchase orders; substantial completion of civil works; approximately 95% completion of project wide concrete installation; substantial completion of fabrication of structural steel; approximately 60% completion of erection of site-wide structural steel; approximately 75% completion of process tank installation; approximately 15% completion of mechanical and piping installation for the mill building and associated works; approximately 25% completion of electrical and instrumentation installation for the mill building and associated works, completion and energization of the Stewart to Knipple substation transmission line works; and approximately 90% completion of the Knipple substation to Brucejack Mine transmission line.

The following is a summary of the capital costs from the February 2017 Capital Cost Forecast in comparison with the February 2016 Capital Cost Estimate:

Capital Costs Summary Comparison(1)

	February 2017 Forecast(US$ million)	February 2016 Capital Cost Estimate (US$ million)
Mine underground	90.7	101.4
Mine site(2)	250.4	165.3
Offsite Infrastructure(3)	108.8	81.0
Total Direct Costs	449.9	347.7
Indirect Costs	78.3	97.5
Owner’s Costs	209.0	160.3
Contingency	5.1	35.3
Total Capital Cost	742.3	640.8
Working Capital	68.8	56.0
Total Construction Cost	811.1	696.8
(1)US$0.75:C$1
(2)Includes mine site, mine site process, mine site utilities, mine site facilities, tailings facilities, mine site temporary facilities and surface mobile equipment.
(3)Includes transmission line.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, is the Qualified Person responsible for Brucejack Project development and has reviewed and is responsible for the technical and scientific information in this section of the AIF.

2017 Project Economic Metrics

Based on the February 2017 Capital Cost Forecast, the Project Economics were updated (the “2017 Project Economics Update”). Net Cash Flows and Net Present Values decreased slightly and Internal Rates of Return and Payback improved marginally in comparison to the Project Economics from February 2016.

The following table provides an updated summary of the Brucejack economic results by metal price.

Summary of Brucejack Economic Results by Metal Price – February 2017 Update(4,5)

	Low Case	Base Case	High Case
Gold Price (US$/ounce)	$800	$1,100	$1,400
Silver Price (US$/ounce)	$10.00	$14.00	$18.00
Net Cash Flow (US$)	$2.11 billion (pre-tax) $1.47 billion (post-tax)	$4.22 billion (pre-tax) $2.82 billion (post-tax)	$6.32 billion (pre-tax) $4.17 billion (post-tax)
Net Present Value(6) (5.0% discount) (US$)	$1.05 billion (pre-tax) $0.69 billion (post-tax)	$2.34 billion (pre-tax) $1.53 billion (post-tax)	$3.62 billion (pre-tax) $2.36 billion (post-tax)
Internal Rate of Return	19.9% (pre-tax) 16.5% (post-tax)	34.4% (pre-tax) 28.5% (post-tax)	47.5%(pre-tax) 39.1% (post-tax)
Payback(from start of production period)	5.0 years (pre-tax) 5.2 years (post-tax)	3.3 years (pre-tax) 3.5 years (post-tax)	2.5 years (pre-tax) 2.7 years (post-tax)
Exchange Rate (US$:C$)	0.75	0.75	0.75
(4)Includes impact from financing announced Sept 15, 2015.
(5)Financing impact assumes repayment of debt facility at maturity, exercise of maximum buyout options for offtake and stream facilities at December 31, 2018.
(6)NPV is discounted to December 31, 2015.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, is the Qualified Person responsible for Brucejack Project development and has reviewed and is responsible for the technical and scientific information in this section of the AIF.

The estimates contained in the February 2017 Capital Cost Forecast and the 2017 Project Economics Update are forward-looking statements and are subject to the risks and uncertainties outlined under “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.

Convertible Debenture Offering

In February, 2017, we completed an offering of US$100 million aggregate principal amount of 2.25% unsecured convertible senior subordinated notes due 2022 (the “Notes”), which includes the exercise of the full amount of the over-allotment option of US$10 million aggregate principal amount of Notes. The initial conversion rate for the Notes is 62.5000 Common Shares per US$1,000 principal amount of Notes, equivalent to an initial conversion price of US$16.00 per Common Share.

We intend to use the net proceeds of the Notes offering for working capital during start-up of the Brucejack Project and for general corporate purposes.

2016 Significant Developments

2016 Mineral Resource Update

On July 21, 2016, we announced an updated Valley of the Kings Mineral Resource estimate in accordance with National Instrument 43-101 for the Brucejack Project (the “2016 Mineral Resource Estimate Update”).

The 2015-2016 Valley of the Kings infill drill program was undertaken to support production planning in the Valley of the Kings and designed to convert Indicated Mineral Resources into Measured Mineral Resources in the areas to be mined in the first three years of the current mine plan (1320-meter level to 1200-meter level) by increasing drill density to 7.5-meter to 10-meter centers. The infill drill program was subsequently expanded to include extensions of Domain 20 which are adjacent to areas planned to be mined in the early years of the 2014 Feasibility Study Mine Plan.

The program, which consisted of 63,740 meters in 367 drillholes, was successful in increasing the Measured Mineral Resources in the Valley of the Kings by 58% to 1.9 million ounces (3.5 million tonnes grading 17.0 grams per tonne gold). Results from the program confirmed the style and grade distribution of the gold mineralization in the area being tested, and included the intersection of high grade and visible gold.

The program was also successful in adding Indicated Mineral Resources, with Measured and Indicated Mineral Resources in the Valley of the Kings now totalling 9.1 million ounces of gold (16.4 million tonnes grading 17.2 grams per tonne gold), an increase from the December 2013 Valley of the Kings Mineral Resource estimate of Measured and Indicated Mineral Resources which totalled 8.7 million ounces of gold (15.3 million tonnes grading 17.6 grams per tonne gold). The following table is a summary of the 2016 Mineral Resource Estimate Update:

Valley of the Kings Mineral Resource estimate – July 2016(1),(4)

(Based on a gold-silver cut-off grade of 5.0 grams/tonne(5))

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (million oz)	Silver (million oz)
Measured	3.5	17.0	15.3	1.9	1.7
Indicated	13.0	17.3	15.0	7.2	6.2
M&I	16.4	17.2	15.0	9.1	7.9
Inferred(2)	4.6	21.0	26.9	3.1	4.0
(1) Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The Mineral Resources in this news release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
(2) The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category.
(3) Contained metal figures and totals may differ due to rounding of figures.
(4) The Mineral Resource estimate stated in Table 1 is defined using 10 m by 10 m by 10 m blocks in the Valley of the Kings.
(5) The gold-silver cutoff value is defined as Au + Ag/53.

The 2016 Mineral Resource Estimate Update confirmed the geological model for the Valley of the Kings and combined Measured and Indicated Resources have not materially changed. The Valley of the Kings remains open to the east and west along strike, and at depth.

We prepared the 2016 Mineral Resource Estimate Update under the guidance and supervision of Ivor W.O. Jones, M.Sc., FAusIMM, CPgeo who is the independent Qualified Person (QP) responsible for the Mineral Resource for the Brucejack Project. The Company employed the same approach and methodology as was used for the December 2013 Valley of the Kings Mineral Resource estimate. For details see Brucejack Project Mineral Resources Update Technical Report effective date 19 December 2013.

2016 Mineral Reserve Estimate and Mine Plan Update

On December 15, 2016 we announced a positive updated Valley of the Kings Mineral Reserve estimate for its Brucejack Project (“2016 Mineral Reserve Estimate Update”) which was based on the 2016 Mineral Resource Estimate Update. The following table is a summary of the 2016 Mineral Reserve Estimate Update.

Valley of the Kings Mineral Reserve Estimate – December 2016(1-5)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Proven	3.3	14.5	12.9	1.6	1.4
Probable	12.3	16.5	11.3	6.5	4.5
Total	15.6	16.1	11.1	8.1	5.9
(1) The Mineral Reserves and Resources in this news release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
(2) Contained metal figures and totals may differ due to rounding of figures.
(3) A 94% tonnage recovery is used
(4) Assumptions used include US$1,100 per ounce of gold US$17 per ounce of silver and a $0.92 CAD/US exchange rate
(5) A NSR cut-off of CAD$180/tonne was used to optimize the stopes

Russell Pennell, B.A.Sc., P.Eng., Senior Mining Engineer, Pretium Resources Inc. is the Qualified Person responsible for the Reserve Estimate and Mine Plan Update for the Brucejack Project.

Highlights of the 2016 Mineral Reserve Estimate Update include Proven Mineral Reserves in the Valley of the Kings increased to 1.6 million ounces gold (3.3 million tonnes grading 14.5 grams per tonne gold) which is sufficient for the first three years of mine life and Proven and Probable Mineral Reserves in the Valley of the Kings increased to 8.1 million ounces gold (15.6 million tonnes grading 16.1 grams per tonne gold).

Areas of gain in the 2016 Mineral Reserve Estimate Update are attributed to: (a) increasing drill density to 7.5-meter to 10-meter centers which allowed for conversion of a significant amount of Probable Reserve to the Proven Reserve category; (b) adjustments made to the stope orientation and design parameters; and (c) the addition of grade to the background mineralization for the estimate which had previously been modeled at zero grade.

2016 Exploration Program

The 2016 grass-roots exploration program concluded in October and was conducted to evaluate the broader regional exploration potential of the Brucejack property outside the area of known mineralization. The Bowser Regional Project area, approximately 20 kilometers south-east of the Valley of the Kings deposit, comprises approximately 800 square kilometers.

As the 2015 program included airborne magnetic, radiometric and EM surveys over two-thirds of the project area, the 2016 program was designed to cover the remaining areas with airborne magnetic and radiometric surveys as well as a hyperspectral survey, regional ground MT surveys, property scale mapping and prospecting over the entire area. A limited drill program was also completed to enhance geological interpretation.

Renewal of Base Shelf Prospectus

In May, 2016, we filed a short form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 with the SEC under the U.S. Securities Act of 1933, as amended, and Multijurisdictional Disclosure System established between Canada and the United States.

The base shelf prospectus will allow us to offer up to US$600,000,000 of Common Shares, debt securities, preferred shares, subscription receipts, units, warrants and share purchase contracts from time to time over the 25-month period after Canadian securities regulatory authorities have issued a receipt for the final short form base shelf prospectus.

2016 Capital Cost Forecast and Project Economics Update

In February, 2016, we provided an updated cost estimate for the Brucejack Project (the “February 2016 Capital Cost Update”). The February 2016 Capital Cost Update was based on the achievement of the 60% engineering milestone and was carried out to update the June 2014 Feasibility Study cost estimate (the “Feasibility Study Estimate”) for the Brucejack Project.

Under the February 2016 Capital Cost Update, the estimated total project capital cost to complete design, construction, installation and commissioning, including contingencies, was US$640.8 million. Working capital for the three-month period of post-plant commissioning and initial gold production was estimated at US$56.0 million and covers the cost of operations, but did not take into account any revenue generated during this period. The working capital estimate also covers the costs for prepayments related to electrical power and permitting, including US$9 million in government fees and bonds.

The February 2016 Capital Cost Update and Project Economics Update have since been superseded by the February 2017 Forecast and 2017 Project Economics Update.

Shelf Prospectus Offering

We completed a marketed offering of 26,210,000 of our Common Shares at US$4.58 per Common Share, for gross proceeds of US$120 million (the “Shelf Prospectus Offering”) in March 2016. The offering was done under a supplement to our short form base shelf prospectus dated July 14, 2014. The underwriters also exercised their over-allotment option and purchased an additional 2,174,000 Common Shares at US$4.58 per Common Shares, for additional proceeds of US$9,956,920 for total gross proceeds of US$129,998,720.

Pursuant to a subscription agreement dated December 8, 2014 between Jin Huang Mining Company (formerly Xinxing Global Limited) (“Jin Huang”) and the Company, Jin Huang is entitled to maintain its proportionate ownership interest in the Company by participating pro rata in issuances of the Company's Common Shares. Jin Huang exercised its participation rights and subscribed for 2,786,849 of our Common Shares at a price of US$4.58 per Common Share in a non-brokered private placement.

Pursuant to a subscription agreement dated September 21, 2015, Orion Mine Finance Group (“Orion”) is entitled to maintain its proportionate ownership interest in the Company by participating pro rata in issuances of our Common Shares. Orion exercised its participation rights and subscribed for 752,906 of our Common Shares at a price of US$4.58 per Common Share in a non-brokered private placement.

Additional aggregate gross proceeds of approximately US$16,212,078 was raised from the pro-rata private placement.

The net proceeds of the marketed offering and the pro-rata offering were used to fund development of the Brucejack Project.

2015 Significant Developments

2015 Exploration Activities

A grass-roots exploration program was undertaken in 2015 which was comprised of prospecting, airborne EM, magnetic and radiometric surveys, and a surface drill program.

The 2015 surface exploration drill program consisted of approximately 20,000 meters of drilling, which targeted porphyry/epithermal-style mineralization to the east of the Brucejack Project.

The 2015 regional exploration program was successful in expanding the size of the hydrothermal system that includes the Valley of the Kings and confirming the potential for additional mineralized zones to the east. With the discovery of the Flow Dome Zone, the program was successful in extending the strike length of the Valley of the Kings gold mineralization 1,000 meters to the east of the current Valley of the Kings Measured and Indicated Mineral Resource. Results from the 2015 program were used to prioritize targets for follow-up regional exploration programs.

2015 Engineering and Development of the Brucejack Project

Underground development was ongoing in 2015, with an initial focus on underground exploration development. Upon receipt of final mine development permits, the focus switched to the development of mine infrastructure.

An infill drill program at the Brucejack Project’s Valley of the Kings commenced in 2015 to target stope areas in years 1 through 3 of the current mine plan (1320-meter level to 1200-meter level). The planned drill program was expanded to include extensions of Domain 20 which are adjacent to areas being mined in the early years of the 2014 Feasibility Study Mine Plan. An area of roughly 200 vertical meters over a strike length of 250 meters was drilled at 7.5 to 10-meter centers. The primary purpose of the drilling was grade control, with the additional benefit of infill drilling inferred and non-stope indicated resources in the same area. Results from the program continued to confirm the style and grade distribution of the gold mineralization in the area being tested, which includes the intersection of high grade and visible gold.

Construction at the Brucejack Project commenced on September 5, 2015 with expected commissioning at that time being in the third quarter of 2017. Activities were focused on bulk earth works, including the pads for the permanent camp and mill building, in preparation for facilities construction in the spring of 2016. Additional construction activities at site included the excavation of diversion ditches and contact water pond and the widening of the haul road to accommodate construction traffic. Transmission line right-of-way clearing commenced and the contract for the transmission line towers was issued.

Construction Financing Package with Orion Mine Finance Group and Blackstone Tactical Opportunities

In September, 2015, we completed a US$540,000,000 construction financing package (the “Orion and Blackstone Financing”) with the Orion Mine Finance Group (“Orion”) and Blackstone Tactical Opportunities (“BTO”) (collectively “Orion and Blackstone”). The Orion and Blackstone Financing was comprised of a credit facility for US$350,000,000 (the “Credit Facility”), a US$150,000,000 prepayment under a callable gold and silver stream agreement (the “Stream Agreement”) and a private placement of Common Shares for US$40,000,000 (the “Private Placement”).

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

The Credit Agreement is a senior secured loan facility of US$350,000,000 of which US$150,000,000 was advanced at closing, leaving US$200,000,000 available to be drawn in up to US$50,000,000 tranches (with each tranche subject to a minimum amount of US$5,000,000) beginning six months from the closing date of the Credit Agreement over a period of 18 months with each draw subject to an arrangement fee of 3%. The facility was fully drawn on February 15, 2017. The Credit Agreement has a fixed interest rate of 7.5%. Principal and accrued interest compounded quarterly is due at maturity on December 31, 2018. We have an option to extend maturity to December 31, 2019 on payment of 2.5% of the principal amount outstanding.

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

Production Decision

In 2015, following receipt of all of the major regulatory permits required to begin development work at the Brucejack Project, and the completion of the Construction Financing with Orion and Blackstone, our Board of Directors approved a Production Decision for the Brucejack Project.

2014 Significant Developments

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

2014 Engineering and Development of the Brucejack Project

In June, 2014, we filed the Brucejack Report which superseded the NI 43-101 compliant “Feasibility Study and Technical Report on the Brucejack Project” dated June 11, 2013, prepared by Tetra Tech.

Basic and detailed engineering activities continued in 2014:

●
AMEC was awarded the EPCM contract and commenced work on engineering and procurement;

●
Flow sheets and process design criteria were finalized as well as process and instrumentation diagrams;

●
Plant and site layout refinements were underway, as well as the procurement of surface facilities and underground infrastructure;

●
Teams in the technical areas required to advance the Project through development were staffed; and

●
Contracts including bulk earthworks, transmission line and long lead items were awarded.

DESCRIPTION OF OUR BUSINESS

The Brucejack Project is our only material project and we intend to focus our exploration and development efforts on the Brucejack Project and, in particular, on advancing engineering studies on the higher grade underground opportunities at the Brucejack Project and on expanding and increasing the quality of our mineral resources.

On June 30, 2014, we filed the Brucejack Report, which is a NI 43-101 compliant feasibility study on the Brucejack Project and an excerpt from the Brucejack Report is reproduced below.

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

The Brucejack Project

Project Description and Location

The Brucejack Project (also known as the “Property” in the Brucejack Report) consists of four mining leases and six mineral claims totalling 3,304 hectares. The mining leases require annual payments to remain in good standing and the mineral claims are in good standing until January 31, 2027.

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

The input data for the Valley of the Kings Mineral Resource estimate comprised 932 drillholes totalling 218,238 metres. The drilling consisted of:

●
9 historic drillholes (579 metres);
●
490 surface drillholes drilled between 2009 and 2012 (173,619 metres);
●
24 surface drillholes drilled in 2013 (5,200 metres); and
●
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

Samples at ALS were crushed to 70% passing 2 millimetres, (-10 mesh). Samples were riffle split and 500 g were pulverized to 85% passing 75 lm (-200 mesh). The remaining coarse reject material was returned to us for storage in our Stewart warehouse.

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

The process plant will consist of:

●
one stage of crushing (located underground);
●
a surge bin with a live capacity of 2,500 t on surface;
●
a semi-autogeneous grinding (SAG) mill and ball mill primary grinding circuit integrated with gravity concentration;
●
rougher flotation and rougher/scavenger flotation followed by rougher flotation concentrate regrinding; and
●
cleaner flotation processes.

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

Category	Tonnes(millions)	Gold(g/t)	Silver(g/t)	Contained(3)
				Gold(Moz)	Silver(Moz)
Measured	2.0	19.3	14.4	1.2	0.9
Indicated	13.4	17.4	14.3	7.5	6.1
M + I	15.3	17.6	14.3	8.7	7.0
Inferred(2)	5.9	25.6	20.6	4.9	3.9

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

Category	Tonnes(millions)	Gold(g/t)	Silver(g/t)	Contained(3)
				Gold(Moz)	Silver(Moz)
Measured	2.4	5.85	347	0.5	26.8
Indicated	2.5	5.86	190	0.5	15.1
M+I	4.9	5.85	267	0.9	41.9
Inferred(2)	4.0	6.44	82	0.8	10.6

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

●
Longhole stopes (primary, secondary, tertiary) carry 1.0 metre of dilution from paste or country rock overbreak into the design hanging wall and design footwall, and 0.3 metre of backfill dilution from the floor.
●
Secondary or tertiary stopes carry an additional 1.0 metres of backfill dilution on each wall that exposes a primary stope.
●
Sill pillar stopes are treated as secondary stopes, given the additional backfill dilution that can be expected from the roof.
●
Ore cross-cuts carry 0.5 metre of dilution from rock overbreak into the design hanging wall and design footwall.
●
Production slashing of secondary stopes carries 0.5 metres of backfill dilution on each wall that exposes a primary stope.

Mineral Reserves

Mineral Reserves tabulated by zone and by reserve category are presented below.

The mining blocks divide the Mineral Reserves into logical parcels consistent with the mining sequence, and form the basis of the LOM development and production schedule.

Brucejack Mineral Reserves* by Zone and by Reserve Category (June 19, 2014)

Zone		OreTonnes(Mt)	Grade		Metal
			Au(g/t)	Ag(g/t)	Au(Moz)	Ag(Moz)
Valley of the Kings Zone	Proven	2.1	15.6	12	1.1	0.8
	Probable	11.5	15.7	10	5.8	3.9
	Total	13.6	15.7	11	6.9	4.6
West Zone	Proven	1.4	7.2	383	0.3	17.4
	Probable	1.5	6.5	181	0.3	8.6
	Total	2.9	6.9	279	0.6	26.0
Total Mine	Proven	3.5	12.2	161	1..4	18.2
	Probable	13.0	14.7	30	6.1	12.5
	Total	16.5	14.1	58	7.5	30.7
Note: *Rounding of some figures may lead to minor discrepancies in totals. Based on C$180/t cut-off grade, US$1,100/oz gold price, US$17/oz silver price, C$/US$ exchange rate = 0.92.

Brucejack Mineral Reserves* by Mining Block (June 19, 2014)

Mining Block	OreTonnes(Mt)	NSR($/t)	Grade		Contained Metal
			Au(g/t)	Ag(g/t)	Au(Moz)	Ag(Moz)
Valley of the Kings Upper	4.3	578	16.9	12	2.3	1.6
Valley of the Kings Middle	5.7	503	14.9	10	2.7	1.9
Valley of the Kings Lower	3.7	530	15.5	9	1.8	1.1
Valley of the Kings	13.6	534	15.7	11	6.9	4.6
WZ Upper	0.6	304	4.2	407	0.1	8.0
WZ Lower	2.3	350	7.6	245	0.6	18.1
WZ	2.9	340	6.9	279	0.6	26.0
Mining Block Total	16.5	500	14.1	58	7.5	30.7
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

●
a 79 km access road at Highway 37 and travelling westward to Brucejack Lake with the last 12 km of access road to the mine site traversing the main arm of the Knipple Glacier;
●
internal site roads and pad areas;
●
grading and drainage;
●
avalanche hazard assessment;
●
mill building and process plant;
●
mine site operation camp;
●
transmission line and substation;
●
ancillary facilities;
●
water supply and distribution;
●
water treatment plant;
●
waste disposal;
●
tailings delivery system;
●
Brucejack Lake outlet control;
●
communications;
●
power supply and distribution;
●
fuel supply and distribution; and
●
off-site infrastructure including the Bowser Airstrip and Camp and the Knipple Transfer Station facilities.

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
Note:Numbers may not add due to rounding.

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

Operating Costs

In the Brucejack Report, the total LOM average operating cost for the Brucejack Project was estimated at $163.05/t ore milled which includes for:

●
mining;
●
process;
●
general and administration (G&A);
●
surface services;
●
backfill, including paste preparation; and
●
water treatment.

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

Economic Analysis

In the Brucejack Report, Tetra Tech prepared an economic evaluation of the Brucejack Project based on a pre-tax financial model. For the 18-year LOM and 16.55 Mt of mine plan tonnage, the following pre-tax financial parameters were calculated:

●
34.7% internal rate of return (“IRR”);
●
2.7-year payback on the US$746.9 million initial capital; and
●
US$2,251 million net present value (NPV) at a 5% discount rate.

A post-tax economic evaluation of the Brucejack Project was prepared with the inclusion of applicable taxes. The following post-tax financial parameters were calculated:

●
28.5% IRR;
●
2.8-year payback on the US$746.9 million initial capital; and
●
US$1,445 million NPV at a 5% discount rate.

The base case metal prices and exchange rate used for the Brucejack Technical Report are as follows:

●
gold – US$1,100/oz
●
silver – US$17.00/oz
●
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

●
Stage l – early works including mine development, the EAC application, permitting, access road upgrades, preliminary power transmission line right-of-way, basic engineering, and the procurement of long-lead equipment.

●
Stage ll – full project execution (following permit approval), including detailed engineering, procurement, construction team mobilization, construction, and commissioning.

RISK FACTORS

Investing in our securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of our development. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking information relating us, or our business, property or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. You should carefully consider the following risk factors along with other risk factors included elsewhere in the AIF.

Risks Related to Our Business

We are subject to lawsuits that could divert our resources and result in the payment of significant damages and other remedies.

We are engaged as a defendant in several class action lawsuits filed by certain of our shareholders. Litigation resulting from these claims could be costly and time-consuming and could divert the attention of management and key personnel from our business operations. We cannot assure that we will succeed in defending any of these claims and those judgments will not be entered against us with respect to the litigation resulting from such claims. If we are unsuccessful in our defense of these claims or unable to settle the claims in manner satisfactory to us, we may be faced with significant monetary damages or injunctive relief against us that could have a material adverse effect on our business and financial condition.

Due to the nature of our business, we may be subject to a variety of regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainy inherent in litigation, including the effects of discovery of new evidence of advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on our business.

As of the date hereof, we are aware of legal proceedings in Ontario and in New York, as more particularly described in the section entitled “Legal Proceedings” on page 81 of this AIF and in our Management’s Discussion & Analysis of our financial condition and results of operations for the year ended December 31, 2016.

Our indebtedness may adversely affect our cash flow and our ability to operate our business.

We have a substantial amount of indebtedness as a result of entering into the Credit Agreement. As a result of this indebtedness, we are required to use a portion of our cash flow to service principal and interest on our debt. In addition, in order to fund our debt service obligations and to pay amounts due on the Notes, we will require significant amounts of cash. Our indebtedness could have adverse consequences on our business, including: limiting our ability to obtain additional financing for working capital, capital expenditures, exploration and development, debt service requirements, acquisitions and general corporate or other purposes; restricting our flexibility and discretion to operate our business; having to dedicate a portion of our cash flows from future mining operations, if any, to the payment of interest on its indebtedness and not having such cash flows available for other purposes; exposing us to increased interest expense on borrowings at variable rates; limiting our ability to adjust to changing market conditions; placing us at a competitive disadvantage compared to competitors that have less debt or greater financial resources; making us vulnerable in a downturn in general economic conditions; and preventing our ability to make expenditures that are important to our growth and strategies.

Our ability to meet our debt service requirements will depend on our ability to generate cash from mining activities. Unless we acquire or develop operating properties, cash to meet these obligations will be sourced from cash on hand or the issuance of additional equity or debt securities. There can be no assurance that we will generate cash flow in amounts sufficient to pay outstanding indebtedness or to fund any other liquidity needs. If the cash generated from mining activities is insufficient to meet the obligations to pay interest and principal under the Credit Agreement, the lenders may exercise their rights under the security arrangements of the Credit Agreement, which could result in a loss or substantial reduction in the value of our principal assets. If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure our debt.

Our future performance will be affected by a range of economic, competitive, governmental, operating and other business factors, many of which cannot be controlled, such as general economic and financial conditions in the industry or the economy at large. A significant reduction in operating cash flows resulting from changes in economic conditions, increased competition or other events could increase the need for additional or alternative sources of liquidity and could have a material adverse effect on the business, financial condition or results of operations, as well as our ability to service our debt and other obligations. If we are unable to service our indebtedness or fulfil our other obligations under the Credit Agreement, we will be forced to adopt an alternative strategy that may be less attractive to us and include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing indebtedness or seeking equity capital. In addition, any failure to make scheduled payments of interest and principal on outstanding indebtedness is likely to result in a reduction of credit rating, which could harm our ability to incur additional indebtedness on acceptable terms.

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

If our cash flows and capital resources are insufficient to complete construction and place the Brucejack Project into production, we could face substantial liquidity problems and could be forced to reduce or delay investment and capital expenditures or to dispose of material assets or operations, or seek additional debt or equity capital. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our delivery obligations under the Stream Agreement and Offtake Agreement. If we do not meet our delivery obligations within the term of the Stream Agreement the uncredited balance of the Deposit under the Stream Agreement shall be due and owing. Failure to otherwise fulfill our commitments under these agreements could result in adverse impacts on our business. See “General Development of Our Business”.

If metal prices improve over time, the Offtake Agreement and Stream Agreement may reduce our ability to sell our resources later at higher market prices due to our obligations under these agreements.

The Stream Agreement, Offtake Agreement and Credit Agreement contain restrictive covenants that will limit our ability to operate our business.

The restrictive covenants contained in the Stream Agreement, Offtake Agreement and Credit Agreement could have adverse consequences on our business, including: limiting our ability to obtain additional financing for working capital, capital expenditures, exploration and development, debt service requirements, acquisitions and general corporate or other purposes; restricting our flexibility and discretion to operate our business; limiting our ability to adjust to changingmarket conditions; making us vulnerable in a downturn in general economic conditions; and making us unable to make expenditures that are important to our growth and strategies. The restrictive covenants contained in the Stream Agreement, Offtake Agreementand Credit Agreement will limit our operating flexibility and could prevent us from taking advantage of business opportunities. Our failure to comply with these covenants may result in an event of default. If such event of default is not cured or waived, we may suffer adverse effects on our operations, business or financial condition, including being required to return non-offset portions of the Deposit. In such a case, there can be no assurance that our assets would be sufficient to repay any non-offset portions of the Deposit in full.

Actual capital costs, operating costs and expenditures, production schedules and economic returns may differ significantly from those we have anticipated.

Our expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections for the Brucejack Report which are contained in the Brucejack Technical Report, the February 2017 Capital Cost Forecast and 2017 Project Economics Update are based on assumed or estimated future metals prices, cut-off grades, operating costs, capital costs and expenditures and other factors that each may prove to be inaccurate. Therefore, the Brucejack Technical Report, the February 2017 Capital Cost Forecast and 2017 Project Economics Update may prove to be unreliable if the assumptions or estimates do not reflect actual facts and events. For example, significant declines in market prices for base and precious metals or extended periods of inflation would have an adverse effect on the economic projections set forth in the Brucejack Technical Report, the February 2017 Capital Cost Forecast and 2017 Project Economics Update.

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

We may be required to seek additional debt or equity capital in order to fund the development of the Brucejack Project and we may not be able to access capital on commercially reasonable terms or at all and, even if successful, we may not be able to raise enough capital to allow us to fully fund the capital costs required to complete construction at the Brucejack Project.

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

●
the timing and cost, which can be considerable, of the construction of mining and processing facilities;

●
the availability and cost of skilled labour, mining equipment and principal supplies needed for operations;

●
the availability and cost of appropriate smelting and refining arrangements;

●
the need to obtain and maintain necessary environmental and other governmental approvals and permits;

●
the availability of funds to finance construction and development activities;

●
potential opposition from non-governmental organizations, First Nations, environmental groups, local groups or other stakeholders which may delay or prevent development activities; and

●
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

In the absence of additional mineral projects, we will be solely dependent upon the Brucejack Project for our revenue and profits, if any. In addition, development costs are difficult to predict and may render the development of the Brucejack Project financially unfeasible. It is uncertain whether the Brucejack Project will ever, or on the timeline we anticipate, achieve commercial production. Should the development of the Brucejack Project turn out to be not possible or practicable, for political, engineering, technical, economic, legal or other reasons, our business and financial position will be significantly and adversely affected.

Mineral resource and reserve calculations are only estimates.

Any figures presented for mineral resources in this AIF or documents incorporate by reference herein, any figures for mineral resources which may be presented in the future or any figures for mineral reserves that may be presented by us in the future are and will only be estimates. There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserve estimates or mineral resource estimates are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurances can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations as to the mineral resources and grades of mineralization on our properties.

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

Our profitability and long-term viability will depend, in large part, on the market price of gold and silver. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

●  global or regional consumption patterns;

●  the supply of, and demand for, these metals;

●  speculative activities;

●  the availability and costs of metal substitutes;

●  expectations for inflation; and

●  political and economic conditions, including interest rates and currency values.

We cannot predict the effect of these factors on metal prices. A decrease in the market price of gold and other metals could affect our ability to finance the exploration and development of any of our mineral properties. The market price of gold and other metals may not remain at current levels.

Future production, if any, from our mining properties is dependent on mineral prices that are adequate to make these properties economic. A sustained period of declining gold and other metal prices would adversely affect our financial performance, financial position, results of operations and trading value of our securities.

We have a history of negative operating cash flow and a significant accumulated deficit. We may continue to incur losses and to experience negative operating cash flow for the foreseeable future.

We have incurred net losses in each fiscal year since our inception. For the year ended December 31, 2016, we had a net loss of $80.4 million and at December 31, 2016, we had an accumulated deficit of $156.7 million. We expect to incur losses unless and until such time as our mineral projects generate sufficient revenues to fund continuing operations. We have incurred construction related expenses in recent periods and we plan to incur further expenses as cash flows allow. The planned increases in construction related expenses may result in larger losses in future periods.

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

We had negative operating cash flow for the financial years ended December 31, 2016 and December 31, 2015. We anticipate that we will continue to have negative cash flow until such time, if at all, that profitable commercial production is achieved. We cannot provide assurance that we will ever achieve profitability. To the extent that we have negative cash flow in future periods, we may need to allocate a portion of our cash reserves to fund such negative cash flow. We may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to us.

If our counterparties to the Credit Agreement, Stream Agreement and Offtake Agreement default on their contractual obligations the Company may be materially and adversely affected.

If a counterparty does not meet its contractual obligations under the Credit Agreement, Stream Agreement or Offtake Agreement, or if they become insolvent, our future operating results may be materially adversely impacted. A portion of the loan facility made available to us under the Credit Agreement may be drawn in tranches over an 18 month period. Pursuant to the Stream Agreement and Offtake Agreement, we have agreed to sell refined gold and refined silver to Orion Stream and BTO (see “General Development of Our Business”). If Orion, Orion Stream or BTO do not meet their respective obligations under the Credit Agreement, Stream Agreement or Offtake Agreement, this could have a material and adverse impact our operations and our financial situation.

General economic conditions may adversely affect our growth, profitability and ability to obtain financing.

Events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the gold mining industry, have been and continue to be impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and profitability. A number of issues related to economic conditions could have a material adverse effect on our financial condition and results of operations, specifically:

●  contraction in credit markets could impact the cost and availability of financing and our overall liquidity;

●  the volatility of gold and other metal prices would impact our revenues, profits, losses and cash flow;

●  continued recessionary pressures could adversely impact demand for our production;

●  volatile energy, commodity and consumables prices and currency exchange rates could impact our production costs; and

●  the devaluation and volatility of global stock markets could impact the valuation of our equity and other securities.

Mining is inherently risky and subject to conditions or events beyond our control.

The development and operation of a mine or mine property is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome, including:

●  unusual or unexpected geological formations;

●  metallurgical and other processing problems;

●  metal losses;

●  environmental hazards;

●  power outages;

●  labour disruptions;

●  industrial accidents;

●  periodic interruptions due to inclement or hazardous weather conditions;

●  flooding, explosions, fire, rockbursts, cave-ins and landslides;

●  mechanical equipment and facility performance problems;

●  avalanches; and

●  the availability of materials and equipment.

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

Material changes in ore reserves, if any, grades, stripping ratios or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to develop commercially mineable mineral rights at our existing properties or identify and acquire other commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

●  establish ore reserves through drilling and metallurgical and other testing techniques;

●  determine metal content and metallurgical recovery processes to extract metal from the ore; and

●  construct, renovate or expand mining and processing facilities.

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

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of our projects. If adequate infrastructure is not available in a timely manner, we cannot assure you that the exploitation or development of our projects will be commenced or completed on a timely basis, or at all, or that the resulting operations will achieve the anticipated production volume, or that the construction costs and operating costs associated with the exploitation and/or development of our projects will not be higher than anticipated. In addition, unusual weather phenomena, sabotage, government, First Nations or other interference in the maintenance or provision of such infrastructurecould adversely affect our operations and profitability. In addition, there are risks associated with the construction of an underground mining project relating to, among other things, supervision of the contractors, cost estimating, delivery and operation of equipment, and disposal of waste rock.

We are subject to significant governmental regulations.

Our exploration and development activities are subject to extensive federal, provincial and local laws, regulations and policies governing various matters, including:

●  environmental protection;

●  the management and use of toxic substances and explosives;

●  management of tailings and other wastes;

●  the management of natural resources and land;

●  the exploration and development of mineral properties;

●  mine construction;

●  mine production and post-closure reclamation;

●  exports;

●  price controls;

●  taxation and mining royalties;

●  labour standards and occupational health and safety, including mine safety; and

●  historic and cultural preservation.

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

The Canadian Extractive Sector Transparency Measures Act (“ESTMA”), which became effective June 1, 2015, requires public disclosure of payments to governments by mining companies engaged in the commercial development of minerals who are either publicly listed in Canada or with business or assets in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments, and including Aboriginal groups, although there is a two year moratorium on disclosure of Canadian First Nations. ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure improvement payments, and any other prescribed payment over $100,000. Failure to report, false reporting or structuring payments to avoid reporting may result in fines of up to $250,000 (which may be concurrent). If we find ourselves subject to an enforcement action or in violation of ESTMA, this may result in significant penalties, fines and/or sanctions imposed on us resulting in a material adverse effect on our reputation.

Our efforts to comply with new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If we fail to comply with such regulations, it could have a negative effect on our business, results of operations and share price and investors could lose all or part of their investment. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by governments, making compliance more difficult and uncertain.

We require various permits in order to conduct current and anticipated future operations and a failure to renew applicable permits or comply with the terms of any such permits that we have obtained, could adversely affect our business.

Our current and anticipated future operations require permits from various governmental authorities. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon many variables not within our control.

We have obtained major permits required to complete construction and commence production at the Brucejack Project however, we cannot provide assurance that all rights and permits that we require for our future operations, including any for construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. Unexpected costs or delays with the permitting process, failure to obtain required permits or the expiry, revocation or failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.

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

Our anticipated operations will generate chemical and metals depositions in the form of tailings. Our ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with our activities or of other mining companies that affect the environment, human health and safety. Recent regulations under the British Columbia Mines Act increase potential penalties for prosecutions and allow for administrative monetary penalties to be imposed without a court process.

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

During our 2016, 2015 and 2014 fiscal years, we documented and tested our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of our internal control over financial reporting and, for fiscal years commencing with our fiscal year ended December 31, 2012, an attestation report by our independent auditors addressing the effectiveness of internal control over financial reporting. We may fail to maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and we may not be able to conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with Section 404 of SOX.

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

In addition, the Government of Canada has expressed a renewed commitment to implementing the United Nations Declaration of the Rights of Indigenous People which requires governments to obtain the free, prior, and informed consent of indigenous peoples who may be affected by government action, such as the granting of mining concessions or approval of mine permits.

In order to facilitate mine permitting, construction and the commencement of mining activities, the Company may deem it necessary and prudent to try to obtain the cooperation and approval of the local First Nations groups. Any cooperation and approval may be predicated on our committing to take measures to limit the adverse impacts on local First Nations groups and ensuring that someof the economic benefits of the construction and mining activity will be enjoyed by the local First Nations groups. There can be no guarantee that any of our efforts to secure such cooperation or approval would be successful or that the assertion of FirstNations rights and title, or claims of insufficient consultation or accommodation, will not create delays in project approval or unexpected interruptions in project progress, requirements for First Nations consent, cancellation of permits and licences, or result in additional costs to advance our projects.

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

Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to treat ground and surface water to drinking water standards, controldispersion of potentially deleterious effluent and reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on us in connection with exploration, development and production activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. The actual costs of reclamation and mine closure are uncertain and planned expenditures may differ from the actual expenditures required. Therefore, the amount that we are required to spend may be materially higher than our estimates. Any additional amounts we are required to spend on reclamation and mine closure may have a material adverse effect on our financial performance, financial condition and results of operations.

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

We may actively pursue the acquisition of exploration, development and production assets consistent with our acquisition and growth strategy. The identification of attractive candidates and integration of acquired properties, assets or entities involve inherent risks, including but not limited to:

●  accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

●  ability to achieve identified and anticipated operating and financial synergies;

●  unanticipated costs;

●  diversion of management attention from existing business;

●  potential loss of our key employees or key employees of any business acquired;

●  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

●  decline in the value of acquired properties, companies or securities.

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

Our potential profitability is exposed to the financial risk related to the fluctuation of foreign exchange rates. The minerals that could be produced from our projects are priced in U.S. dollars but, since our only projects are located in Canada, the majority of our estimated expenditures are in Canadian dollars. A significant change inthe currency exchange rates between the Canadian dollar relative to the U.S. dollar will have an effect on the potential profitability of our projects and therefore our ability to continue to finance our operations. To the extent that the actual Canadian dollar to U.S. dollar exchange rate is less than or more than the rate estimated in any future development plans, the profitability of our projects will be affected. Accordingly, our prospects may suffer due to adverse currency fluctuations.

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

We are dependent on the services of key executives and other highly skilled and experienced personnel to advance our corporate objectives as well as the identification of new opportunities for growth and funding. Robert A. Quartermain, Joseph J. Ovsenek, Kenneth McNaughton, Tom Yip and Michelle Romero are currently our key executives. It will be necessary for us to recruit additional skilled and experienced management and personnel. Our inability to do so, or the loss of Mr. Quartermain or Mr. Ovsenek or any of our key executives, or our inability to attract and retain suitable replacements for such executives or the additional highly skilled employees required for our activities, would have a material adverse effect on our business and financial condition.

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

We may seek to develop some or all of our projects in partnership with one or more third parties in a corporate or contractual joint venture, or otherwise, or to dispose of some part or of its project to another party, retaining a royalty interest therein. We may be unable to find such partners or to negotiate satisfactory terms therewith, in which case we will be obliged to either postpone development of such project or proceed alone with the costs of further development.

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

Enforcement of judgments or bringing actions outside the United States against us and our directors, officers and the experts named herein may be difficult.

We are organized under the laws of, and headquartered in, British Columbia, Canada, and a majority of our directors, officers and the experts named in this AIF are not citizens or residents of the United States. In addition, a substantial part of our assets are located outside the United States. As a result, it may be difficult or impossible for an investor to (i) enforce in courts outside the United States judgments against us and our directors, officers and the experts named in this AIF obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws or (ii) bring in courts outside the United States an original action against us and our directors, officers and the experts named in this AIF to enforce liabilities based upon such U.S. securities laws.

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

●
shareholders cannot amend our articles unless at least two-thirds of the shares entitled to vote approve the amendment; and

●
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

As at the date of this AIF, to the best of our knowledge, Silver Standard holds approximately 9.38% of our outstanding Common Shares. Silver Standard may have significant influence over the passage of any resolution of our shareholders (such as would be required, to amend our constating documents or take certain other corporate action).

Pursuant to a subscription agreement between Jin Huang and the Company dated December 8, 2014, for so long as Jin Huang and their affiliates hold at least 4.75% of our issued and outstanding Common Shares, Jin Huang is entitled to nominate one individual to serve on our Board and Jin Huang has the right to maintain its and its affiliates proportionate ownership of our Common Shares by participating pro rata in issuances of our Common Shares (subject to certain exceptions). To the best of our knowledge, as of the date of this AIF, Jin Huang and its affiliates holds approximately 5% of our issued and outstanding Common Shares.

Under the terms of the September 15, 2015 subscription agreements between the Company and each of Orion and BTO relating to the Orion and Blackstone Financing, Orion and BTO are entitled to maintain their proportionate ownership of our Common Shares by participating pro rata in the issuances of our Common Shares (subject to certain exceptions) until the maturity date of the Credit Agreement. To the best of our knowledge, as of the date of this AIF, Orion holds approximately 2.55% of our issued and outstanding Common Shares.

Together, these shareholders hold approximately 17% of our Common Shares. As a result, these shareholders may have significant influence over the passage of any resolution of our shareholders.

Risks Related to our Securities

Future sales or issuances of debt or equity securities could decrease the value of any existing Common Shares, dilute investors’ voting power, reduce our earnings per share and make future sales of our equity securities more difficult.

We may sell or issue additional debt or equity securities in offerings to finance our operations, exploration, development, acquisitions or other projects. We cannot predict the size of future issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Common Shares.

Additional issuances of our securities may involve the issuance of a significant number of our Common Shares at prices less than the current market price for the Common Shares. Issuance of substantial numbers of Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of the Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders. Sales of substantial amounts of our securities by us or our existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities and dilute investors’ earnings per share. Exercises of presently outstanding share options may also result in dilution to security holders. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

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

The market price of our equity securities could decline as a result of issuances of securities by us or sales by our existing shareholders in the market, or the perception that these sales could occur. Sales of our Common Shares by shareholders might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. With an additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in earnings per share.

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

Generally, unfavorable U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is “passive income,” or (ii) 50% or more of the average value of its assets is attributable to “passive assets” (generally, assets that generate passive income). We believe that we were a PFIC for U.S. federal income tax purposes for prior years and may be a PFIC for the current year. The determination of PFIC status for any year is fact specific, being based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change, as well as, in part, the application of complex U.S. federal income tax rules, which are subject to differing interpretations. If we were classified as a PFIC for any taxable year during which a U.S. holder holds our Common Shares, such U.S. holder may be subject to increased tax liability (generally including an interest charge) upon the sale or other disposition of such Common Shares or upon the receipt of certain distributions treated as “excess distributions,” regardless of whether such income was actually distributed.

An event of default under our outstanding Notes may significantly reduce our liquidity and adversely affect our business.

Under the Indenture (as defined below), we have made various covenants to the trustees on behalf of the holders of such notes, including to make payments of interest and principal when due and, upon undergoing a fundamental change, to offer to purchase all of the outstanding Notes, plus any accrued and unpaid interest, if any. If there is an event of default under the Notes, the principal amount of such Notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. If such an event occurs, this would place additional strain on our cash resources, which could inhibit our ability to further our exploration and development activities.

Our information systems are vulnerable to an increasing threat of continually evolving cyber security risks.

Unauthorized parties may attempt to gain access to our information systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties, third-party service providers or vendors. Our operations depend, in part, on how well we and our suppliers, as well as counterparties, protect networks, equipment, information technology (“‘IT’”) systems and software against damage from a number of threats. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increases in capital expenses.

The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. Although to date the Company has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that we will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. Any future significant compromise or breach of the Company’s data security, whether external or internal, or misuse of data, could result in additional significant costs, lost sales, fines and lawsuits, and damage to the Company’s reputation. In addition, as the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to our business and counterparties to the above noted agreements, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Company or its counterparties may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

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

As at the date of this AIF, there were 180,792,927 Common Shares and no Preferred Shares issued and outstanding.

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

The following table sets out the price ranges (high, low and close) and trading volume of our Common Shares as quoted on the TSX for each month of our most recently completed financial year:

Month	High (C$)	Low (C$)	Close (C$)	Volume
January 2016	7.98	5.74	5.97	7,421,944
February 2016	7.48	6.00	6.32	11,687,966
March 2016	7.79	6.01	6.97	18,411,952
April 2016	10.41	6.73	10.33	15,864,287
May 2016	11.25	9.05	9.54	12,570,875
June 2016	14.54	9.24	14.46	12,811,371
July2016	16.18	13.60	15.51	13,649,080
August 2016	15.94	12.12	12.65	11,644,479
September 2016	15.59	12.40	13.47	14,194,567
October 2016	13.62	10.92	13.11	8,380,961
November 2016	14.39	10.55	11.73	9,563,447
December 2016	12.82	9.17	11.12	9,416,970

The closing price of our Common Shares on the TSX and the NYSE on March 29, 2017, the last trading day before the date hereof, was C$14.76 and US$11.06 per Common Share, respectively.

Prior Sales

We did not issue any securities in our most recent financial year that are of a class that is not listed or quoted for trading on a marketplace.

Stock Options

The following stock options were issued during the year ended 2016:

Date of Issuance	Number of Stock Options Issued	Exercise Price
March 2, 2016	710,000	$6.75
May 12, 2016	100,000	$10.89
August 10, 2016	40,000	$15.17
November 3, 2016	20,000	$13.42
December 15, 2016	731,627	$9.73

Restricted Share Units (“RSUs”)

The following RSUs were awarded during the year ended December 31, 2016:

Date of Grant	Number of RSUs Granted	RSU Value
December 16, 2016	352,902	$10.69

Each RSU awarded entitles the participant to receive a cash payment or its equivalent in fully-paid Common Shares equal to the arithmetic average of the closing price of a Common Share traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date.

Convertible Debenture

Subsequent to the year ended December 31, 2016, we issued the Notes pursuant to an indenture dated as of February 14, 2017 (the “Indenture”).

The initial conversion rate for the Notes is 62.5000 Common Shares per US$1,000 principal amount of Notes, equivalent to an initial conversion price of US$16.00 per Common Share.

We will pay 2.25% interest per annum on the principal amount of the Notes semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2017. Interest will accrue on the Notes from and including February 14, 2017 or from and including the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date, as the case may be. The Notes will mature on March 15, 2022.

Subject to earlier redemption or purchase, holders may convert their Notes at any time until the close of business on the business day immediately preceding March 15, 2022. A holder that surrenders Notes for conversion in connection with a “make-whole fundamental change” (as defined in the Indenture) or a notice of redemption may in certain circumstances be entitled to an increased conversion rate.

We may not redeem the Notes before March 20, 2020, except in the event of certain changes in Canadian tax law. At any time on or after March 20, 2020, we may redeem all or part of the Notes for cash, but only if the last reported sale price of our Common Shares for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date we provide notice of redemption exceeds 130% of the conversion price in effect on each such trading day. The redemption price will equal to the sum of (1) 100% of the principal amount of the Notes to be redeemed and (2) accrued and unpaid interest, if any, to, but excluding, the redemption date. We may also redeem the Notes upon the occurrence of certain changes to the laws governing Canadian withholding taxes. In addition, we will be required to offer to purchase for cash all of the outstanding Notes upon a fundamental change, as described in this offering memorandum, at a purchase price in cash equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date.

The Notes are our unsecured senior subordinated obligations and are subordinated in right of payment to the prior payment in full of all of our existing and future senior indebtedness. The Notes will also be effectively subordinated to all of our existing and future secured indebtedness and all existing and future liabilities of our subsidiaries, including trade payables.

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

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since	Number of Common Shares
Robert A. Quartermain British Columbia, Canada	Executive Chairman and Director	Chairman of the Company from October 2010 to present. Chief Executive Officer of the Company from October 2010 to December 2016. President of the Company from October 2010 to May 2015.	October 22, 2010	2,580,653 Common Shares

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since	Number of Common Shares
Joseph J. Ovsenek British Columbia, Canada	Chief Executive Officer, President and Director
Chief Executive Officer of the Company from January 2017 to present.

President of the Company from May 2015 to present.

Executive Vice President and Chief Development Officer of the Company from March 2014 to May 2015.

Vice President, Chief Development Officer of the Company from January 2011 to March 2014.
			December 21, 2010	125,575 Common Shares
Christopher Noel Dunn(2)(3) Massachusetts, USA	Director
Managing Partner of Ero Resource Partners LLC from February 2014 to present.

Managing Director of Liberty Mining & Metals, a subsidiary of Liberty Mutual Investments from September 2011 to December 2013.
			October 22, 2010	73,178 Common Shares
Ross Mitchell(1)(3) British Columbia, Canada	Director	Retired from July, 2007 to present.	October 22, 2010	143,841 Common Shares
George Paspalas(3)(4) British Columbia, Canada	Lead Director	President and Chief Executive Officer of MAG Silver Corp. from October 2013 to present. President and Chief Executive Officer of Aurizon Mines Ltd from August 2011 to June 2013.	May 10, 2013	23,046 Common Shares
Peter Birkey(1)(2) Minnesota, USA	Director	Consultant since October 2013. Executive Vice President at Liberty Mutual Asset Management from June 2004 to October 2013.	May 14, 2014	63,178 Common Shares

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since	Number of Common Shares
Shaoyang Shen(1) British Columbia, Canada	Director	Managing Director for Overseas Development of Zijin Mining Group from May 2014 to present. Chief Operating Officer and Vice President of Silvercorp Metals Inc. from 2009 to April 2014.	January 16, 2015	32,000 Common Shares
Nicole Adshead-Bell(2)(4) British Columbia, Canada	Director	President and Director of Cupel Advisory Corp. since July 2015 and from January 2011 to January 2012. Director of Mining Research, Sun Valley Gold LLC, from January 2012 to June 2015.	October 1, 2015	11,192 Common shares
Kenneth McNaughton British Columbia, Canada	Vice President, Chief Exploration Officer	Vice President, Chief Exploration Officer of the Company from January 2011 to present. President and Chief Executive Office of Camino Minerals Corp. from January 2015 to present.	N/A	430,500 Common Shares
Michelle Romero British Columbia, Canada	Vice President Corporate
Vice President, Corporate for the Company from May 2015 to present.

Vice President, Corporate Relations for the Company from August 2013 to May 2015.

Director, Corporate Relations for the Company from February 2011 to August 2013.
			N/A	47,300 Common Shares
Tom S.Q. Yip British Columbia, Canada	Chief Financial Officer	Chief Financial Officer of the Company from January 2015 to present. Chief Financial Officer of International Tower Hill Mines Ltd. from September 2011 to December 2014.	N/A	55,000 Common Shares
Notes:
(1)  Member of the Audit Committee.
(2) Member of the Corporate Governance Committee.
(3) Member of the Compensation Committee.
(4) Member of the Sustainability and Technical Committee.

Shareholdings of Directors and Senior Officers

As at the date of this AIF, our directors and executive officers, as a group, beneficially own, control or direct, directly or indirectly, 3,585,463 Common Shares representing approximately 1.98% of the issued and outstanding Common Shares and hold options to acquire an additional 4,149,662 Common Shares, representing approximately 4.13% of the Common Shares on a fully-diluted basis.

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

None of our directors or executive officers, nor, to our knowledge, any shareholder holding a sufficient number of our securities to affect materially the control of the Company, has been subject to (a) any penalties or sanctions imposed by a court relatingto securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

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

Audit Committee Information

Under National Instrument 52-110 (“NI 52-110”) companies are required to provide disclosure with respect to their Audit Committee including the text of the Audit Committee’s Charter, the composition of the Audit Committee and the fees paid to our external auditor. The text of our Audit Committee’s Charter is attached as Appendix 1 to this AIF.

Our current Audit Committee is comprised of Ross Mitchell (Chair), Peter Birkey and Shaoyang Shen. All committee members are independent and financially literate as such terms are defined in NI 52-110.

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

Shaoyang Shen has extensive experience in managing public companies. Mr. Shen was the Vice President and Chief Operations Officer of Silvercorp Metals Inc. for six years prior to joining Zijin Mining Group as their Managing Director of Overseas Development in 2014. Mr. Shen earned a Bachelors of Economics from Xiamen University of China, a MBA from the National University of Singapore and a Master of Management and Professional Accounting from the University of Toronto. Mr. Shen is a Certified Public Accountant and a Certified Management Accountant.

Pre-approval Policy

The Audit Committee meets with our CEO and CFO as well as our independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed, subject to shareholder approval. In addition, the Audit Committee reviews and recommends to the Board for approval our interim and annual financial statements and certain other documents required by regulatory authorities.

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

External Auditor Service Fees

The aggregate fees billed by our external auditors in respect of the last two financial years are as follows:

	2015	2016
Audit Fees(1)	$100,000	129,125
Audit-Related Fees(2)	$95,600	113,250
Tax Fees(3)	-	-
All Other Fees	-	-
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

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

During the last financial year, we were not subject to any penalties or sanctions imposed by a regulatory body in respect of securities legislation or regulatory requirements or any penalty or sanction that would likely to be considered important to a reasonable investor in making an investment decision. We have not entered into any settlement agreement in respect of securities legislation or regulatory requirements.

Class Action Lawsuits

Following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013, the price of our shares on the TSX and the NYSE had a significant drop in value.

Canadian Class Actions

After October 22, 2013, two proposed class actions were filed against the Company and certain of our directors in the Ontario Superior Court of Justice: the first on October 29, 2013 by David Wong (the “Wong Action”) and the second on November 1, 2013 by Roksana Tahzibi (the “Tahzibi Action”)(collectively, the “Ontario Actions”).

The plaintiffs in these actions allege that certain of the Company’s disclosures contained material misrepresentations or omissions regarding Brucejack, including statements with respect to probable mineral reserves and future gold production at Brucejack. The plaintiffs further allege that until October 22, 2013 the Company failed to disclose alleged reasons provided by Strathcona Mineral Services Ltd. for its resignation as an independent qualified person overseeing the bulk sample program. According to the plaintiffs in the Ontario Actions, these misrepresentations and omissions are actionable under Ontario’s Securities Act, other provincial securities legislation and the common law.

The Tahzibi Action claimed $250 million in general damages. On August 25, 2016, the Tahzibi Action was discontinued.

The Wong Action is the only remaining proposed class action against the Company in Canada. The Wong Action claims $60 million in general damages on behalf of a class of persons, wherever they reside, who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden Mining Industry Consultants Ltd. is no longer a defendant in the Wong Action.

A motion by the plaintiff in the Wong Action was brought seeking leave from the Court to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion will be heard on May 29 and 30, 2017.

We believe that the allegations made against the Company in the Wong Action are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome. We have not accrued any amounts for the Wong Action.

United States of America Class Actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against the Company and certain of our officers and directors, alleging that we violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Mine. All five actions were filed in the United States District Court for the Southern District of New York.

In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552. The Court has appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased our Common Shares between June 11, 2013 and October 22, 2013.

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

We believe that the allegations made against the Company and certain of our officers and directors in this action are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings.

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

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditors are PricewaterhouseCoopers LLP and are located at Suite 1400, 250 Howe Street, Vancouver, British Columbia, Canada V6C 3S7.

Our transfer agent and registrar for our Common Shares in Canada is Computershare Investor Services Inc., at its principal offices in Vancouver, British Columbia and Toronto, Ontario. Our transfer agent and registrar for our Common Shares in the United States is Computershare Trust Company, N.A, at its principal offices in Golden, Colorado.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, as of date of this AIF, the only material contracts which we have entered into are set out below.

1.
Stream Agreement;
2.
Offtake Agreement; and
3.
Credit Agreement.

Copies of such agreements are available under our profile on SEDAR at www.sedar.com and the particulars are described in this AIF.

INTEREST OF EXPERTS

Each of the co-authors of Brucejack Report is a “qualified person” for the purposes of NI 43-101.  The scientific and technical information relating to the Brucejack Project contained or incorporated by reference in this AIF was certified by:

Disclosure	Co-Authors	Certified by:
Brucejack Report	Tetra Tech	Jianhui (John) Huang, Ph.D., P.Eng.
	Snowden Mining Industry Consultants Inc.	Lynn Olssen, MAusIMM(CP)
	AMC Mining Consultants (Canada) Ltd.	Bert Smith, P.Eng.
	ERM Rescan	Harold Rolf Schmitt, P. Geo.
	BGC Engineering Inc.	Derek Kinakin, M.Sc., P.Geo. (BC, AB), P.G. (AK)
	Alpine Solutions Avalanche Services	Brian Gould, P.Eng.
	Valard Construction	Keith Sones

The “General Development of Our Business”, the “Description of Our Business”, the “February 2017 Capital Cost Forecast” and the “2017 Project Economics Update”, have been reviewed, approved and verified by Mr. Kenneth C. McNaughton, M.A.Sc., P.Eng., our Vice President and Chief Exploration Officer, Lyle Morgenthaler, B.A.Sc., P.Eng., our Chief Mine Engineer,Russell Pennell, B.A.Sc., P.Eng., our Senior Mine Planning Engineer, and Ivor W.O. Jones, M.Sc., FAusIMM, CPgeo who is independent of the Company, each of whom is a “qualified person” as defined in NI 43-101.

None of the aforementioned companies, partnerships or persons, each of whom are named in this AIF as having prepared reports, valuations, statements or opinions or having been responsible for reporting exploration results relating to our mineral properties and whose profession or business gives authority to such reports, valuations, statements or opinions or any director, officer, partner, consultant or employee thereof, as applicable, received or will receive a direct or indirect interest in any securities or other property of ours or of any of our associates or affiliates or is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any of our associates or affiliates, other than Kenneth C. McNaughton, M.A.Sc., P.Eng., who is our Vice President and Chief Exploration Officer and holds 430,500 Common Shares, 598,878 options to purchase Common Shares and 58,802 of our restricted share units; and Lyle Morgenthaler, P.Eng., B.A.Sc., P.Eng., our Chief Mine Engineer and holds 67,500 options to purchase Common Shares and 5,455 of our restricted share units. Russell Pennell, B.A.Sc., P.Eng., our Senior Mine Planning Engineer and Ivor W.O. Jones, M.Sc., FAusIMM, CPgeo who is independent of the Company do not hold any Common Shares, options to purchase our Common Shares or restricted share units.

To the best of our knowledge, as at the date hereof, such persons and the directors, officers, partners, consultants and employees, as applicable, of each of the aforementioned companies and partnership beneficially own, directly or indirectly, in the aggregate, less than one percent of our securities.

Our auditors, PricewaterhouseCoopers LLP, report that they are independent of the Company within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia and PCAOB Rule 3520, Auditor Independence, as at the date of their audit report.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Additional information with respect to directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans is contained in the management information circular for our most recent meeting of shareholders. Additional financial information is provided in our audited financial statements and MD&A for the year ended December 31, 2016, also filed on SEDAR.

Copies of these documents may be obtained by contacting us at Suite 2300, 1055 Dunsmuir Street, PO Box 49334, Vancouver, British Columbia V7X 1L4, telephone: (604) 558-1784, fax: (604) 558-4784.

APPENDIX 1

PRETIUM RESOURCES INC.

Audit Committee Charter

As Adopted by the Board of Directors on March 10, 2016

I. Purpose of Audit Committee of Pretivm Resources Inc. (the “Company”)

The purpose of the Audit Committee (the “Committee”) is to:

1.
Assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities relating to:

(a)
the quality and integrity of the Company’s financial statements, financial reporting process and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

(b)
the independence and qualifications of the Company’s independent accountants and review of the audit efforts of the Company’s independent accountants; and

(c)
the development and implementation of policies and processes regarding financial corporate governance matters.

2.
Provide an open avenue of communication between the independent accountants, the Company’s financial and senior management and the Board.

3.
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

- A1 -

All members of the Committee must be financially literate, meaning that he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements or must become. A director who is not financially literate may be appointed to the committee provided that such director becomes financially literate within a reasonable period of time following such appointment.

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

1.
A quorum for meetings shall be two members, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other;

2.
The Committee shall meet at least quarterly (or more frequently as circumstances dictate); and

- A3 -

3.
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

1.
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

2.
To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services;

3.
Review the performance of the independent accountants, including the lead partner of the independent accountants, and, in its sole discretion, approve any proposed discharge of the independent accountants when circumstances warrant, and appoint any new independent accountants;

4.
Periodically review and discuss with the independent accountants all significant relationships the independent accountants have with the Company to determine the independence of the independent accountants, including a review of service fees for audit and non-audit services;

5.
Review and approve the issuer’s hiring policies from time to time regarding partners, employees and former partners and employees of the present and former external auditor of the issuer;

6.
Inquire of management and the independent accountants and evaluate the effectiveness of the Company’s process for assessing significant risks or exposures and the steps management has taken to monitor, control and minimize such risks to the Company. Obtain annually, in writing, the letters of the independent accountants as to the adequacy of such controls;

7.
Consider, in consultation with the independent accountants, the audit scope and plan of the independent accountants;

8.
Review with the independent accountants the coordination of audit effort to assure completeness of coverage, and the effective use of audit resources;

- A4 -

9.
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

10.
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

11.
Following completion of the annual audit, review separately with each of management and the independent accountants any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

12.
Establish regular and separate systems of reporting to the Committee by each of management and the independent accountants regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments;

13.
In consultation with the independent accountants, review any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements, including management’s responses;

14.
Consider and review with management:

(a)
significant findings during the year and management’s responses thereto; and

(b)
any changes required in the planned scope of their audit plan;

15.
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

16.
Facilitate the preparation and inclusion of any report from the Committee or other disclosures as required by applicable laws and regulations in the Company’s annual proxy statement or other filings of all regulatory authorities having jurisdiction;

17.
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

18.
Review with management and the independent accountants each annual, quarterly and other periodic report prior to its filing with the relevant regulators or prior to the release of earnings;

19.
Review policies and procedures with respect to officers’ expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent accountants;

20.
Review, with the Company’s counsel, any legal, tax or regulatory matter that may have a material impact on the Company’s financial statements, operations, related Company compliance policies, and programs and reports received from regulators;

21.
Evaluate and review with management the Company’s guidelines and policies governing the process of risk assessment and risk management;

22.
Meet with the independent accountants and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee;

23.
Report Committee actions to the Board with such recommendations as the Committee may deem appropriate;

24.
Maintain, review and update the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, as set forth in Annex A attached to this Charter;

25.
Review, assess and update this Charter on an annual basis and recommend any proposed changes to the Board for approval, in accordance with the requirements of the all applicable laws; and

26.
Perform such other functions consistent with this Charter, the Company’s Articles and governing law, as the Committee deems necessary or appropriate.

- A6 -

Annex A

PROCEDURES FOR THE SUBMISSION OF
COMPLAINTS AND CONCERNS REGARDING
ACCOUNTING, INTERNAL ACCOUNTING CONTROLS OR
AUDITING MATTERS

1.
Pretivm Resources Inc. (the “Company”) has designated its Audit Committee of its Board of Directors (the “Committee”) to be responsible for administering these procedures for the receipt, retention, and treatment of complaints received by the Company or the Committee directly regarding accounting, internal accounting controls, or auditing matters.

2.
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

3.
Any complaints received by the Company that are submitted as set forth herein will be forwarded directly to the Committee and will be treated as confidential if so indicated.

4.
At each meeting of the Committee, or any special meetings called by the Chairperson of the Committee, the members of the Committee will review and consider any complaints or concerns submitted by employees as set forth herein and take any action it deems necessary in order to respond thereto.

5.
All complaints and concerns submitted as set forth herein will be retained by the Committee for a period of seven (7) years.

- A7 -

APPENDIX B

FINANCIAL STATEMENTS OF PRETIUM RESOURCES INC., INCLUDING MANAGEMENT’S REPORT TO SHAREHOLDERS AND THE AUDITORS’ REPORTS

PRETIUM RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2016
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

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

“Joseph J. Ovsenek”	“Tom S. Q. Yip”
Joseph J. Ovsenek	Tom S. Q. Yip
Chief Executive Officer	Chief Financial Officer

March 9, 2017

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

●
Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

●
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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013).

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016.

PricewaterhouseCoopers LLP, our independent auditors, has issued an audit report on internal control over financial reporting for the Company as of December 31, 2016, which is included herein.

“Joseph J. Ovsenek”	“Tom S. Q. Yip”
Joseph J. Ovsenek	Tom S. Q. Yip
Chief Executive Officer	Chief Financial Officer

March 9, 2017

March 9, 2017

Independent Auditor’s Report

To the Shareholders of Pretium Resources Inc.

We have completed integrated audits of Pretium Resources Inc.’s (the “Company”) December 31, 2016 and December 31, 2015 consolidated financial statements and its internal control over financial reporting as at December 31, 2016. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Company, which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015 and the consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Pretium Resources Inc. as at December 31, 2016 and December 31, 2015 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Pretium Resources Inc.’s internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Opinion
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

signed “PricewaterhouseCoopers LLP”
Chartered Professional Accountants

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of Canadian dollars)

		December 31,	December 31,
	Note	2016	2015

ASSETS

Current assets
Cash and cash equivalents		$190,383	$387,925
Receivables and other	6	20,489	20,406
		210,872	408,331
Non-current assets
Mineral properties, plant and equipment	7	1,705,843	1,021,415
Other assets	9	18,123	41,504
Restricted cash	10	12,590	8,495
Total assets		$1,947,428	$1,479,745

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	8	$149,126	$48,004
		149,126	48,004
Non-current liabilities
Long-term debt	9	672,908	428,829
Decommissioning and restoration provision	10	18,361	7,253
Deferred income tax	15	-	28,018
		840,395	512,104

EQUITY

Share capital	11	1,212,260	986,579
Contributed surplus	11	51,491	57,369
Deficit		(156,718)	(76,307)
		1,107,033	967,641
Total liabilities and equity		$1,947,428	$1,479,745

Commitments	16
Contingencies	17
Subsequent events	18

On behalf of the Board:

“Ross A. Mitchell”	“George N. Paspalas”
Ross A. Mitchell	George N. Paspalas
(Chairman of Audit Committee)	(Director)

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in thousands of Canadian dollars, except for share data)

		For the year ended
		December 31,	December 31,
	Note	2016	2015

EXPENSES

Share-based compensation	11	$6,660	$6,181
Salaries		5,520	4,599
Investor relations		2,038	1,430
Office		1,407	1,625
Professional fees		1,065	666
Listing and filing fees		608	343
Insurance		533	533
Travel and accommodation		480	404
Amortization	7	138	88
Gain on sale of equipment		-	(47)

Operating loss		(18,449)	(15,822)

Foreign exchange gain (loss)		2,482	(3,082)
Interest income		1,577	714
Financing and interest costs		(110)	(378)
Accretion of decommissioning and restoration provision	10	(268)	(85)
(Loss) gain on financial instruments at fair value	9	(91,633)	24,110

(Loss) income before taxes		(106,401)	5,457

Deferred income tax recovery (expense)	15	25,990	(5,991)

Net loss and comprehensive loss for the year		$(80,411)	$(534)

Basic and diluted loss per common share		$(0.47)	$(0.00)

Weighted average number of common shares outstanding		172,805,201	135,203,897

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)

		For the year ended
		December 31,	December 31,
	Note	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year		$(80,411)	$(534)
Items not affecting cash:
Accretion of decommissioning and restoration provision		268	85
Amortization		138	88
Deferred income tax (recovery) expense	15	(25,990)	5,991
Gain on sale of equipment		-	(47)
Loss (gain) on financial instruments at fair value	9	91,633	(24,110)
Share-based compensation	11	6,660	6,181
Unrealized foreign exchange (gain) loss		(2,887)	3,119
Changes in non-cash working capital items:
Receivables and other		(73)	(1,816)
Accounts payable and accrued liabilities		(3,995)	115
Net cash used in operating activities		(14,657)	(10,928)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued	11	200,451	159,126
Proceeds from credit facility, net		129,951	192,291
Proceeds from exercise of stock options		21,902	24,171
Proceeds from stream financing		-	198,750
Share issue costs		(11,211)	(4,681)
Net cash generated by financing activities		341,093	569,657

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment	7	(518,032)	(203,224)
Mineral recoveries	7	-	210
Proceeds from sale of equipment		-	121
Restricted cash	10	(4,095)	(6,798)
Net cash used in investing activities		(522,127)	(209,691)

Change in cash and cash equivalents for the year		(195,691)	349,038

Cash and cash equivalents, beginning of the year		387,925	34,495
Effect of foreign exchange rate changes on cash and cash equivalents		(1,851)	4,392
Cash and cash equivalents, end of the year		$190,383	$387,925

Supplemental cash flow information	13

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of Canadian dollars, except for share data)

	Note	Number of common shares	Share capital	Contributed surplus	Deficit	Total
Balance - December 31, 2014		116,828,081	$795,034	$59,970	$(75,773)	$779,231

Shares issued under private placement	11	23,430,324	152,126	-	-	152,126

Shares issued under flow-through agreement	11	800,000	5,968	-	-	5,968

Share issue costs	11	-	(4,681)	-	-	(4,681)

Deferred income tax on share issue costs		-	1,218	-	-	1,218

Shares issued upon exercise of options	11	4,010,000	36,914	(12,743)	-	24,171

Value assigned to options vested	11	-	-	10,142	-	10,142

Loss for the year		-	-	-	(534)	(534)

Balance - December 31, 2015		145,068,405	$986,579	$57,369	$(76,307)	$967,641

Shares issued under marketed offering	11	31,935,065	195,447	-	-	195,447

Shares issued under flow-through agreement	11	437,000	4,117	-	-	4,117

Share issue costs	11	-	(11,211)	-	-	(11,211)

Deferred income tax on share issue costs		-	2,915	-	-	2,915

Shares issued upon exercise of options	11	2,531,725	33,348	(11,446)	-	21,902

Value assigned to options vested	11	-	-	11,913	-	11,913

Shares issued upon settlement of restricted share units	11	141,057	1,065	(1,065)	-	-

Settlement and modification of restricted share units in cash	11	-	-	(5,280)	-	(5,280)

Loss for the year		-	-	-	(80,411)	(80,411)

Balance - December 31, 2016		180,113,252	$1,212,260	$51,491	$(156,718)	$1,107,033

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2016 and 2015
(Expressed in thousands of Canadian dollars, except for share data)

1.
NATURE OF OPERATIONS

Pretium Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010. The address of the Company’s registered office is Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49334, Vancouver, BC, V7X 1L4.

The Company is in the business of acquiring, owning, evaluating and developing gold/silver/copper mineral interests and owns the Brucejack Mine and Snowfield Project located in Northwest British Columbia, Canada. The Company is in the process of developing the Brucejack Mine and exploring the Snowfield Project.

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

These consolidated financial statements were authorized for issue by the Board of Directors on March 9, 2017.

3.
SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the financial statements of the Company and the entities controlled by the Company, its subsidiaries, listed in the following table:

Name of subsidiary	Place of incorporation	Proportion of ownership interest	Principal activity
Pretium Exploration Inc.	British Columbia, Canada	100%	Holds interest in the Brucejack Mine and Snowfield Project
0890696 BC Ltd.	British Columbia, Canada	100%	Holds real estate in Stewart, British Columbia

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
For the years ended December 31, 2016 and 2015
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
For the years ended December 31, 2016 and 2015
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

Plant and equipment

Plant and equipment are carried at cost, less accumulated depreciation and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use along with the future cost of dismantling and removing the asset. When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of plant and equipment.

Plant and equipment are amortized over the estimated useful life of the assets using the straight line method to allocate their cost to their residual values over their estimated lives, as follows:

Camp infrastructure and buildings	10 – 25 years
Mine and exploration equipment	5 years
Office equipment, computer hardware and software	3 – 5 years

Depreciation of plant and equipment commences when the asset is substantially complete and available for its intended use. The Company reviews residual values, depreciation methods and useful lives annually. Any changes in estimates that arise from the review are accounted for prospectively.

Mineral property development costs

Mineral properties consists of the Brucejack Mine carried at cost, less accumulated depletion. Costs of project development including gaining access to underground resources are capitalized to mineral properties. Once the mineral property is in production, it will be depleted using the units-of-production method. Depletion is determined each period using gold equivalent ounces mined over the asset’s estimated proven and probable reserves.

Construction in progress

Costs recorded for assets under construction are capitalized as construction in progress. On completion, the cost of construction is transferred to the appropriate category of plant and equipment. No depreciation is recorded until the assets are substantially complete and available for their intended use.

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
For the years ended December 31, 2016 and 2015
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

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, including:

●
The extent to which mineral reserves or mineral resources as defined in National Instrument 43101 (“NI 43-101”) have been identified through a feasibility study or similar document;

●
The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;

●
The status of environmental permits; and

●
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
For the years ended December 31, 2016 and 2015
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
For the years ended December 31, 2016 and 2015
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

Cash-settled payment transactions such as Restricted Share Units (“RSU’s”) are initially measured at fair value at the date of grant and recognized as an expense with a corresponding accrued liability with subsequent re-measurement of that liability to fair value at each reporting date.

The fair value at grant date of all share-based payments is recognized as share-based compensation expense over the period for which benefits of services are expected to be derived, with a corresponding credit to contributed surplus or accrued liabilities depending on whether the instruments are equity-settled or cash-settled. The fair value of stock options granted is estimated using the Black-Scholes option pricing model. The fair value of RSU’s is estimated based on the quoted market price of the Company’s common shares. When share-based payments are granted in exchange for services directly related to specific exploration or development projects, the expense is capitalized to that asset.

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

4.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Key sources of judgment and estimation uncertainty

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements including those that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities:

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2016 and 2015
(Expressed in thousands of Canadian dollars, except for share data)

4.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont’d)

●
Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2016.

 ●
 Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed impairment indicators on the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of December 31, 2016.

●
Fair value of derivatives and other financial liabilities

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and make estimates of specific model inputs that are based on conditions, including market, existing at the end of each reporting period. Refer to Note 9 and 14 for further details on the methods and assumptions associated with the measurement of the construction financing liabilities.

5.
NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

New standards, amendments and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations that have been issued but are not yet effective. None of these are expected to have a significant effect on the consolidated financial statements except the following:

●
 IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change for liabilities is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income (loss) rather than in net earnings. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is in the early stages of assessing the impact of IFRS 9.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2016 and 2015
(Expressed in thousands of Canadian dollars, except for share data)

5.
NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS (Cont’d)

●
IFRS 15, Revenue from Contracts with Customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, Revenue and IAS 11, Construction contracts and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Management intends to adopt IFRS 15 effective January 1, 2017 and upon declaration of commercial production, revenue generated from operations at the Brucejack Mine will be accounted for under the new standard. Management will assess the impact of IFRS 15 on all sales agreements executed prior to commercial production.

●
IFRS 16, Leases addresses accounting for leases and lease obligations. It replaces the existing leasing guidance in IAS 17, Leases. The objective of the new standard is to report all leases on the statement of financial position and to define how leases and lease liabilities are measured. IFRS 16 is effective from January 1, 2019. The Company is in the process of evaluating all lease agreements to determine the impact of IFRS 16.

There are no other IFRS’s or International Financial Reporting Interpretations Committee (“IFRIC”) interpretations that are not yet effective that are expected to have a material impact on the Company.

6.
RECEIVABLES AND OTHER

	December 31,	December 31,
	2016	2015

Taxes receivable	$11,576	$4,790
BC Mineral Exploration Tax Credit receivable	6,406	13,207
Prepayments and deposits	2,404	2,386
Other receivables	103	23
	$20,489	$20,406

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2016 and 2015
(Expressed in thousands of Canadian dollars, except for share data)

7.
MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Construction in progress	Plant and equipment	Exploration and evaluation assets	Total

Year ended December 31, 2015

Cost
Balance, beginning of year	$-	$-	$13,436	$759,238	$772,674
Additions	-	91,436	7,135	159,158	257,729
Recoveries	(2,063)	-	-	-	(2,063)
Disposals	-	-	(234)	-	(234)
Transfer from exploration and
evaluation assets	515,369	83,811	-	(599,180)	-
Balance, end of year	$513,306	$175,247	$20,337	$319,216	$1,028,106

Accumulated depreciation and depletion
Balance, beginning of year	$-	$-	$4,602	$-	$4,602
Depreciation and depletion	-	-	2,249	-	2,249
Disposals	-	-	(160)	-	(160)
Balance, end of year	$-	$-	$6,691	$-	$6,691

Net book value - December 31, 2015	$513,306	$175,247	$13,646	$319,216	$1,021,415

Year ended December 31, 2016

Cost
Balance, beginning of period	$513,306	$175,247	$20,337	$319,216	$1,028,106
Additions	-	678,826	4,046	6,775	689,647
Transfer from construction in
progress to plant and equipment	-	(3,900)	3,900	-	-
Balance, end of year	$513,306	$850,173	$28,283	$325,991	$1,717,753

Accumulated depreciation and depletion
Balance, beginning of period	$-	$-	$6,691	$-	$6,691
Depreciation and depletion	-	-	5,219	-	5,219
Balance, end of year	$-	$-	$11,910	$-	$11,910

Net book value - December 31, 2016	$513,306	$850,173	$16,373	$325,991	$1,705,843

Recoveries in 2015 consist of BC Mineral Exploration Tax Credits receivable from the Government of Canada and incidental proceeds from the sale of gold recovered from the bulk sample program.

Mineral properties

Mineral properties consist solely of the Brucejack Mine. The Company and the Nisga’a Nation have entered into a comprehensive Cooperation and Benefits Agreement in respect of the Brucejack Mine. Under the terms of the Agreement, the Nisga’a Nation will provide ongoing support for the development and operation of Brucejack with participation in its economic benefits.

The Brucejack Mine is subject to a 1.2% net smelter returns royalty on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2016 and 2015
(Expressed in thousands of Canadian dollars, except for share data)

7.
MINERAL PROPERTIES, PLANT AND EQUIPMENT (Cont’d)

Plant and equipment

During the year ended December 31, 2016, $138 (2015 - $88) of depreciation was recognized in the statement of loss and $5,081 (2015 - $2,161) was capitalized within construction in progress.

Exploration and evaluation assets

Exploration and evaluation assets consists primarily of the Snowfield Project as well as additional regional drilling and exploration work.

8.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,
	2016	2015

Trade payables	$90,094	$27,436
Accrued liabilities	55,450	20,501
Restricted share unit liability	3,582	67
	$149,126	$48,004

9.
LONG-TERM DEBT

On September 21, 2015, the Company closed a construction financing comprised of a credit facility for US$350,000, an offtake agreement, a US$150,000 callable gold and silver stream agreement and a private placement of common shares for US$40,000. Upon closing, the Company received credit facility proceeds of US$150,000, before an arrangement fee of US$4,500, gold and silver stream proceeds of US$150,000 and common share proceeds of US$40,000.

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
For the years ended December 31, 2016 and 2015
(Expressed in thousands of Canadian dollars, except for share data)

9.
 LONG-TERM DEBT (Cont’d)

As at December 31, 2016, the Company’s long-term debt consisted of the following:

	Senior secured term credit facility	Offtake obligation	Stream obligation	Total long-term debt
Balance, December 31, 2014	$-	$-	$-	$-
Issuance on closing of construction financing	163,520	67,127	198,750	429,397
Interest expense including amortization of discount	6,270	-	-	6,270
Gain on financial instruments at fair value	-	(2,421)	(11,928)	(14,349)
Foreign exchange loss	7,511	-	-	7,511
Balance, December 31, 2015	$177,301	$64,706	$186,822	$428,829
Additional advances under the credit facility	114,150	-	-	114,150
Interest expense including amortization of discount	25,347	-	-	25,347
Loss on financial instruments at fair value	-	26,197	83,088	109,285
Foreign exchange gain	(4,703)	-	-	(4,703)
Balance, December 31, 2016	$312,095	$90,903	$269,910	$672,908

(a)
Senior secured term credit facility

Pursuant to the terms of the senior secured term credit facility, the Company can borrow up to US$350,000, which bears interest at a stated rate of 7.5%, compounded quarterly and payable upon maturity. Each advance under the credit facility is subject to a 3% arrangement fee at the time of draw. The credit facility is secured by substantially all of the assets of the Company and its subsidiaries.

On September 21, 2015, the Company received the initial advance of US$150,000. On December 15, 2016 the Company completed the second advance under the credit facility for US$100,000. The undrawn portion of the credit facility at December 31, 2016 was US$100,000.

The credit facility matures December 31, 2018 and is subject to an extension for one year, at the Company’s option upon payment of an extension fee of 2.5% of the principal amount, including accumulated interest. The Company has the right to repay at par plus accrued interest after the second anniversary of closing and upon payment of 2.5% of principal prior to the second anniversary.

The Company has determined the prepayment and extension options in the credit facility are embedded derivatives that are required to be separated from the credit facility obligations and recorded at fair value initially and at each statement of financial position date, with changes in fair value recorded in profit or loss. These embedded derivatives are recorded on the statement of financial position as other assets. For the year ended December 31, 2016, the change in fair value of these embedded derivatives was a fair value loss of $7,617 (2015 - gain of $3,148).

In conjunction with the credit facility, the Company entered into an agreement to sell the gold produced at the Brucejack Mine (the “Offtake obligation”). The Offtake obligation (discussed below), compensates for a lower stated interest rate on the credit facility and is presented as a reduction to the carrying amount of the drawn portion of the credit facility and an asset representing the initial fair value of the undrawn loan commitment. As the balance of the credit facility is drawn, the loan commitment will be reclassified as a reduction in the resulting loan and amortized over the life of the associated liability on an effective interest rate basis. Upon completion of the second advance for US$100,000 under the credit facility, $15,764 of the loan commitment was reclassified to long-term debt.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2016 and 2015
(Expressed in thousands of Canadian dollars, except for share data)

9.
LONG-TERM DEBT (Cont’d)

As a result of the impact of the Offtake obligation, the arrangement fees and the prepayment and extension options, the effective interest rate on the drawn portion of the credit facility is 14.4%. For the year ended December 31, 2016, the Company capitalized $25,347 (2015 – $6,270) of interest on the credit facility to mineral properties, plant and equipment.

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

The Company has determined the Offtake obligation represents a derivative liability. Accordingly, the Offtake obligation, which is primarily a function of the purchaser’s gold price option feature, is re-measured at fair value at each statement of financial position date, with changes in fair value being recorded in profit or loss. From the year ended December 31, 2016, the change in fair value of the Offtake obligation was a fair value loss of $26,197 (2015 - gain of $2,421).

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
For the years ended December 31, 2016 and 2015
(Expressed in thousands of Canadian dollars, except for share data)

9.
LONG-TERM DEBT (Cont’d)

The Company has determined that the stream obligation is in substance a debt instrument with embedded derivatives linked to gold and silver commodity prices and interest rates. The Company has elected to measure the stream obligation in its entirety at fair value through profit or loss. The stream obligation will be re-measured at fair value at each statement of financial position date, with changes in the fair value being recorded in profit or loss. For the year ended December 31, 2016, the stream obligation increased by $83,088 (2015 - decreased by $11,928). As the stream is in substance a debt instrument, the effective interest on the debt host is capitalized as a borrowing cost during the development of the Brucejack Mine. For the year ended December 31, 2016, the Company capitalized $25,269 (2015 - $6,613) of interest on the stream debt to mineral properties, plant and equipment. The capitalized interest was reclassified from the loss on financial instruments at fair value recorded in the statement of loss. The effective interest rate on the stream obligation is 9.5%.

10.
DECOMMISSIONING AND RESTORATION PROVISION

(a)
Reclamation bonds

In relation to the Brucejack Mine, the Company has $12,590 of restricted cash (2015 - $8,495) which includes $9,662 (2015 - $5,567) in the form of Guaranteed Investment Certificates and Letters of Credit as security deposits with various government agencies in relation to decommissioning and restoration provisions.

(b)
Decommissioning and restoration provision

The Company has a liability for remediation of current and past disturbances associated with the exploration and development activities at the Brucejack Mine. The decommissioning and restoration provision is as follows:

	December 31,	December 31,
	2016	2015
Opening balance	$7,253	$2,096
Change in discount rate	1,387	(696)
Change in amount and timing of cash flows	9,453	5,768
Accretion of decommissioning and restoration provision	268	85
Ending balance	$18,361	$7,253

In 2016, the provision increased due to continued development and construction at the Brucejack Mine. The Company used an inflation rate of 1.9% (2015 – 1.9%) and a discount rate of 2.0% (2015 – 2.4%) in calculating the estimated obligation. The liability for retirement and remediation on an undiscounted basis before inflation is $18,755 (2015 - $8,062).

11.
CAPITAL AND RESERVES

(a)
Authorized share capital

At December 31, 2016, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2016 and 2015
(Expressed in thousands of Canadian dollars, except for share data)

11.
CAPITAL AND RESERVES (Cont’d)

On June 22, 2016, the Company completed a private placement of 437,000 flow-through common shares at a price of $11.45 per flow-through share for gross proceeds of $5,004. The Company bifurcated the gross proceeds between share capital of $4,117 and flow-through share premium of $887. As a result of this private placement, the Company entered into an additional subscription agreement with a shareholder who wished to maintain their respective pro-rata interest in the Company. Thus, on June 30, 2016, the Company issued an additional 11,310 common shares at $11.45 per share for gross proceeds of $130. The combined gross proceeds of these two offerings was $5,134, before share issue costs of $88.

On March 1, 2016, the Company completed a marketed offering of 28,384,000 common shares at a price of US$4.58 per common share for aggregate gross proceeds of $174,288 (US$129,999) which includes the exercise of the full amount of the over-allotment option of 2,174,000 common shares. As a result of this offering, the Company entered into additional subscription agreements with shareholders who wished to maintain their respective pro-rata interest in the Company. Thus, on March 31, 2016, the Company issued an additional 3,539,755 common shares at US$4.58 per share for gross proceeds of $21,029 (US$16,212). The combined gross proceeds of these two offerings was $195,317 (US$146,211), before share issue costs of $11,123.

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
For the years ended December 31, 2016 and 2015
(Expressed in thousands of Canadian dollars, except for share data)

11.
CAPITAL AND RESERVES (Cont’d)

The following table summarizes the changes in stock options for the year ended December 31:

	2016		2015
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, January 1,	9,442,950	$9.23	10,810,950	$8.48
Granted	1,438,007	8.54	2,851,000	7.84
Exercised	(2,531,725)	8.98	(4,010,000)	6.03
Expired / forfeited	(988,125)	10.31	(209,000)	12.53
Outstanding, December 31,	7,361,107	$9.04	9,442,950	$9.23

The following table summarizes information about stock options outstanding and exercisable at December 31, 2016:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options outstanding	Weighted average years to expiry	Number of options exercisable	Weighted average exercise price
$5.85 - $7.99	3,602,000	2.91	3,010,750	6.61
$8.00 - $9.99	1,751,307	3.65	1,287,801	8.77
$10.00 - $11.99	537,800	0.82	487,800	11.69
$12.00 - $13.99	1,290,000	0.97	1,275,000	13.68
$14.00 - $15.99	60,000	3.16	30,000	14.84
$16.00 - $17.99	120,000	0.08	120,000	16.49
Outstanding, December 31, 2016	7,361,107	2.55	6,211,351	$9.14

The total share option compensation expense for the year ended December 31, 2016 was $8,673 (2015 - $9,983) of which $3,200 (2015 - $5,719) has been expensed in the statement of loss and $5,473 (2015 - $4,264) has been capitalized to mineral properties, plant and equipment.

The following are the weighted average assumptions employed to estimate the fair value of options granted for the year ended December 31, 2016 and year ended December 31, 2015 using the Black-Scholes option pricing model:

	For the year ended
	December 31,2016	December 31,2015
Risk-free interest rate	0.71%	0.91%
Expected volatility	63.47%	65.40%
Expected life	5 years	5 years
Expected dividend yield	Nil	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2016 and 2015
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

2014 RSU Plan

Under the 2014 RSU Plan, the awards are cash-settled immediately upon vesting. The following table summarizes the changes in the 2014 RSU’s for the year ended December 31:

	2016		2015
	Number of RSU's	Weighted average fair value	Number of RSU's	Weighted average fair value
Outstanding, January 1,	215,698	$7.01	330,992	$6.84
Settled	(91,153)	10.84	(109,271)	7.46
Forfeited	(37,886)	8.43	(6,023)	8.24
Outstanding, December 31,	86,659	$10.65	215,698	$7.01

 At December 31, 2016, a liability of $728 (2015 - $67) was outstanding and included in accounts payable and accrued liabilities. For the year ended December 31, 2016, $844 (2015 - $358) has been recorded to share-based compensation expense and $805 (2015 - $450) has been capitalized to mineral properties, plant and equipment.

2015 RSU Plan

On May 12, 2016, the 2015 RSU Plan was approved by shareholders of the Company. Under the 2015 RSU Plan, awards can be either cash or equity settled upon vesting at the discretion of the Board of Directors. At the time of grant, as the Company did not have a present obligation to settle in cash, the awards were treated as equity-settled instruments and measured at fair value at the date of grant and recorded in contributed surplus. The first vesting period of the initial grant under the 2015 RSU Plan was settled in cash on December 8, 2016 resulting in the repurchase of equity in the amount of $2,399. With a history of settlement in cash established, the Company will account for RSU’s granted under the 2015 RSU plan as cash-settled awards prospectively from December 8, 2016. As a result of the modification, $2,881 was transferred from contributed surplus to the restricted share unit liability.

The associated compensation cost is recorded in share-based compensation expense unless directly attributable to mineral properties, plant and equipment.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2016 and 2015
(Expressed in thousands of Canadian dollars, except for share data)

11.
CAPITAL AND RESERVES (Cont’d)

The following table summarizes the changes in the 2015 RSU’s for the year ended December 31:

	2016		2015
	Number of RSU's	Weighted average fair value	Number of RSU's	Weighted average fair value
Outstanding, January 1,	861,344	$7.01	-	$-
Granted	352,902	10.69	861,344	7.55
Settled	(336,896)	13.05	-	-
Forfeited	(141,621)	9.09	-	-
Outstanding, December 31,	735,729	$10.65	861,344	$7.01

At December 31, 2016, a liability of $2,854 (2015 - nil) was outstanding and included in accounts payable and accrued liabilities. For the year ended December 31, 2016, $2,616 (2015 - $104) has been recorded to share-based compensation expense and $598 (2015 - $55) has been capitalized to mineral properties, plant and equipment.

12.
RELATED PARTIES

Transactions with key management

For the year ended December 31, 2016, key management includes the Company’s directors (executive and non-executive) and executive officers including its Chairman and CEO (the “CEO”), its President (the “President”), its Chief Financial Officer (the “CFO”), its Chief Exploration Officer and Vice President (the “CExO”) and its Vice President, Corporate (the “VP Corporate”). It also includes the Chief Operating Officer and Vice President (the “COO”) until his departure on February 17, 2016.

Directors and key management compensation:

	For the year ended
	December 31,	December 31,
	2016	2015
Salaries, benefits and management fees	$6,962	$4,979
Share-based compensation	6,096	7,072
	$13,058	$12,051

 Employment agreements

The Company has entered into employment agreements with its CEO, President, CFO, CExO and VP Corporate in which the individuals were entitled to a base salary, extended benefits and were eligible for an annual performance based bonus determined at the discretion of the Board. The CEO, President, CFO, CExO and VP Corporate were also entitled, on termination without cause, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2016 and 2015
(Expressed in thousands of Canadian dollars, except for share data)

13.
SUPPLEMENTAL CASH FLOW INFORMATION

	For the year ended
	December 31,	December 31,
	2016	2015
Net change in non-cash working capital items
included in mineral properties, plant and equipment:
Taxes receivable	$(13)	$(6,036)
Accounts payable and accrued liabilities	98,214	33,806
	$98,201	$27,770

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

The following table shows the impact on pre-tax profit of a 10% change in the USD/CAD exchange rate on financial assets and liabilities denominated in US dollars as of December 31, 2016, with all other variables held constant:

	Impact of currency rate change on pre-tax profit
	10% increase	10% decrease
Cash and cash equivalents	$1,928	$(1,928)
Other assets	236	(236)
Accounts payable and accrued liabilities	(396)	396
Senior secured term credit facility	(31,209)	31,209
Offtake obligation	(9,090)	9,090
Stream obligation	(26,991)	26,991

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2016 and 2015
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

The following table shows the impact on pre-tax profit of a 1% change in interest rates on financial assets and liabilities as of December 31, 2016, with all other variables held constant:

	Impact of interest rate change on pre-tax profit
	1% increase	1% decrease
Cash and cash equivalents	$3,038	$(3,038)
Other assets	1,785	(1,071)
Offtake obligation	3,323	(2,982)
Stream obligation	6,387	(6,680)

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

The following table shows the impact on pre-tax profit from changes in the fair values of financial instruments with a 10% change in gold and silver commodity prices. The impact of a 10% movement in commodity prices as of December 31, 2016, with all other variables held constant, is as follows:

	Impact of price change on pre-tax profit
	10% increase	10% decrease
Offtake obligation	$(3,794)	$4,654
Stream obligation	(4,085)	6,552

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2016 and 2015
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

The maturity analysis of financial liabilities as at December 31, 2016 is as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Accounts payable
and accrued liabilities$	$149,126	$-	$-	$-	149,126
Senior secured term credit
facility (US$308,644)	-	414,417	-	-	414,417
Stream obligation
(US$20,000)	-	26,854	-	-	26,854

Amounts related to the senior secured term credit facility are shown based on contractual maturity of the host. The Company has a term extension option (reflected in the embedded derivative) that could extend repayment to 2019.

The minimum amount owing in relation to the stream obligation is $26,854 (US$20,000) assuming no early buyout options are exercised as described in note 9(c).

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2016 and 2015
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

	December 31,	December 31,
	2016	2015
Assets
Financial assets at fair value through profit or loss
Embedded derivatives under the senior secured term credit facility	$2,357	$9,974
	$2,357	$9,974

Liabilities
Financial liabilities at fair value through profit or loss
Offtake obligation	$90,903	$64,706
Stream obligation	269,910	186,822
	$360,813	$251,528

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2016 and 2015
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

The valuation of the offtake and stream obligations also require estimation of the Company’s nonperformance or credit risk and the anticipated production schedule of gold and silver ounces delivered over the life of mine.

15.
TAXATION

(a)
Deferred income tax liability

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax assets (liabilities) as follows:

	December 31,	December 31,
	2016	2015
Tax loss carry forwards	$35,330	$23,583
Long term debt	26,296	(6,327)
Financing costs	5,863	4,159
Decommissioning and restoration provision	4,774	1,886
Other	514	(293)
Mineral interests	(72,777)	(51,026)
Deferred income tax liability	$-	$(28,018)

The Company has tax losses in Canada of approximately $144,830 (2015 - $90,705) expiring in various amounts from 2030 to 2036. The Company also has investment tax credits totaling approximately $11,247 (2015 - $11,247).

(b)
Income tax (recovery) expense

The Company’s tax (recovery) expense is comprised of the following:

	For the year ended
	December 31,	December 31,
	2016	2015
Current tax expense	$-	$-
Deferred tax (recovery) expense	(25,990)	5,991
Total tax (recovery) expense	$(25,990)	$5,991

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2016 and 2015
(Expressed in thousands of Canadian dollars, except for share data)

15.
TAXATION (Cont’d)

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 26% as follows:

	For the year ended
	December 31,	December 31,
	2016	2015
Expected tax (recovery) expense	$(27,664)	$1,419
Share-based compensation and other items	1,260	3,784
Flow-through shares	1,301	1,820
Flow-through share premium	(887)	(1,032)
Income tax (recovery) expense	$(25,990)	$5,991

The Company has deductible temporary differences for which no deferred tax assets have been recognized of $13,711 (2015 - $7,891). A deferred income tax asset has not been recognized in respect of the differences, as it is not probable that sufficient future taxable profit will be available to realize such assets.

16.
COMMITMENTS

The following table provides the Company’s gross contractual obligations as of December 31, 2016:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Office lease	$705	$839	$-	$-	$1,544
Decommissioning and
restoration provision	-	402	-	17,959	18,361
Repayment of credit facility
(US$308,644)	-	414,417	-	-	414,417
	$705	$415,658	$-	$17,959	$434,322

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
For the years ended December 31, 2016 and 2015
(Expressed in thousands of Canadian dollars, except for share data)

17.
CONTINGENCIES (Cont’d)

A similar proposed class action was filed by Roksana Tahzibi, a shareholder of the Company, on November 1, 2013 (the “Tahzibi Action”).

The Wong Action and Tahzibi Action were filed in the Ontario Superior Court of Justice.

The Tahzibi Action claimed $250 million in general damages. On August 25, 2016, the Tahzibi Action was discontinued.

The Wong Action is the only remaining proposed class action against the Company in Canada. The Wong Action claims $60 million in general damages on behalf of a class of persons, wherever they reside, who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden Mining Industry Consultants Ltd. is no longer a defendant in the Wong Action.

A motion by the plaintiff in the Wong Action was brought seeking leave from the Court to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion will be heard on May 29 and 30, 2017.

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for the Wong Action.

b) United States Class Actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against the Company and certain of its officers and directors, alleging that defendants violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Mine. All five actions were filed in the United States District Court for the Southern District of New York.

In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552 (PGG). The Court has appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased or otherwise acquired the Company’s common shares between June 11, 2013 and October 22, 2013.

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

The Company believes that the allegations made against it in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for these class actions.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2016 and 2015
(Expressed in thousands of Canadian dollars, except for share data)

18.
SUBSEQUENT EVENTS

On February 14, 2017, the Company completed an offering of US$100,000 aggregate principal amount of unsecured convertible senior subordinated notes due 2022 (the “Notes”), which includes the exercise of the full amount of the over-allotment option of US$10,000 aggregate principal amount of Notes. The Notes will bear cash interest semi-annually at a rate of 2.25% per annum. The initial conversion rate for the Notes is 62.5 common shares per US$1 principal amount of Notes, equivalent to an initial conversion price of US$16.00 per common share.

On February 15, 2017, the Company received the final advance under the senior secured term credit facility for US$100,000.

APPENDIX C

MANAGEMENT’S DISCUSSION AND ANALYSIS

PRETIUM RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Pretium Resources Inc. ("Pretivm", the "Company", "we" or "us") for the year ended December 31, 2016 as publicly filed on the System for Electronic Document Analysis and Retrieval (SEDAR) website.

All dollar amounts are expressed in thousands of Canadian Dollars unless otherwise specified.

We have prepared the audited consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A is prepared as of March 9, 2017 and includes certain statements that may be deemed "forward-looking statements". We direct investors to the section "Risks and Uncertainties" and "Statement on forward-looking information" included within this MD&A.

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

We have a 100% interest in the Brucejack Mine and the Snowfield Project, both of which are located in northwestern British Columbia.

The Brucejack Mine is our material mineral project. Our focus is on advancing Brucejack to production as a high-grade gold underground mine, with construction in progress and commercial production anticipated in 2017.

The mineral claims for the Snowfield Project are in good standing until 2027 and we continue to conduct baseline environmental studies for potential future development.

4th Quarter Highlights

●
On December 15, 2016, we announced an updated Mineral Reserve estimate for Brucejack’s Valley of the Kings deposit, with an increase in Proven and Probable Mineral Reserves to 8.1 million ounces gold (15.6 million tonnes grading 16.1 grams per tonne gold). The Proven Mineral Reserves in the Valley of the Kings increased to 1.6 million ounces gold (3.3 million tonnes grading 14.5 grams per tonne gold) which is sufficient for the first three years of mine life.

1

●
On December 15, 2016, we also announced Brucejack development continued to progress on schedule, and that effective January 1, 2017 Robert Quartermain would assume the role of Executive Chair and Joseph Ovsenek would assume the role of President and Chief Executive Officer.

●
Subsequent to the end of the quarter, on February 3, 2017, we announced the acceleration of mine commissioning with dry commissioning scheduled to commence in March 2017 and wet commissioning scheduled to commence in early April 2017. We also announced an updated forecast of the capital cost to complete construction of the Brucejack Mine, with capital cost including working capital estimated to be US$811.1 million, an increase of 16% from the February 2016 capital cost estimate.

●
On February 7, 2017, we announced the offering of US$90 million of unsecured convertible senior subordinated notes, with an over-allotment option of US$10 million. On February 8, 2017 we announced the pricing of the offering, and on February 14, 2017, we announced that the offering was completed for total gross proceeds of US$100 million which included the exercise of the full amount of the over-allotment option of US$10 million.

Operations

Brucejack Mine

The Brucejack Mine is located approximately 950 kilometers northwest of Vancouver, British Columbia and 65 kilometers north-northwest of Stewart, British Columbia and is comprised of 4 mining leases and 6 mineral claims totaling 3,304 hectares in area. The Brucejack Mine forms part of our contiguous claims package that comprises over 121,000 hectares.

Mine Construction Progress

Construction of the Brucejack Mine has advanced ahead of schedule and dry commissioning of the mill is now planned for March 2017 with wet commissioning expected in early April 2017. Commissioning was previously planned for mid-2017.

Over 144,000 tonnes of ore have been stockpiled on the surface and underground in preparation for mill commissioning. Underground development is well advanced with twelve stopes crosscut on two levels in preparation for long-hole drilling. Cross cutting of another eleven stopes is in progress. A long-hole drill has been mobilized, with long-hole drilling of a test stope underway.

All major mechanical and electrical components have been delivered to site and installation and assembly is ongoing. The shell, heads, gears, motors and drives for the SAG and Ball mills have been installed and the drives are scheduled to be energized in late March. Electrical and instrumentation along with mechanical and piping installation within the mill building is ongoing. The mine substation and central electrical room are ready for energization.

The 330-person camp which includes mine dry, offices, recreation facilities, dining hall and kitchen has been commissioned and is fully operational.

Construction continues on the Valley of the Kings portal building. External structural steel erection is complete and internal structural steel, mechanical and electrical installation is progressing. The portal will serve as the primary access point to convey the gold ore from the underground crusher to the mill.

Construction of the 57-kilometer long transmission line is nearing completion. All of the towers are in place and the first 42 kilometers section is energized to the Knipple substation. The final 15-kilometer section of the transmission line is 97% complete and expected to be energized in late Q1 2017. An additional six 2-megawatt diesel generators are fully commissioned and, combined with our initial 5-megawatts of diesel power, can provide adequate power to maintain full mill and underground production in the event of any grid power interruption.

Underground development remains on schedule and contract mining crews have completed over 10,000 meters of underground development to date. Access to eight production levels from the 1200 to 1410-meter levels has been established. Long-hole drilling has been in progress on a test stope on the 1320-meter levels since mid-February. Excavation of the major development infrastructure is now complete. The third and final exhaust vent raise has broken through to the surface. Underground work is focused on continued ramp and level development. Construction of underground infrastructure, including the crusher, conveyor, and transfer tower continues.

Brucejack Mine Capital Cost Forecast

On February 3, 2017, we announced that the total project capital cost forecast (the “February 2017 Forecast”) to complete construction of the Brucejack Mine, including contingencies, was US$811.1 million, an increase of 16% from the February 2016 capital cost estimate of US$696.8 million. The February 2017 Forecast includes US$68.8 million of working capital for the first three months of production, but does not take into account any revenue generated during this period.

Key areas of capital cost increases from the February 2016 capital cost estimate include: the transmission line (US$37.9 million); costs to accelerate commissioning (US$13.9 million); new scope items (US$21.7 million); construction overages (US$34.1 million); and Indirect/Owner's costs (US$31.4 million).

The updated capital cost forecast to complete construction of the Brucejack Mine, including contingencies, has been prepared on the basis of: 97% committed of the February 2017 Forecast excluding working capital (US$719.7 million of US$742.3 million), substantial completion of engineering; award of all major contracts and purchase orders; substantial completion of civil works; approximately 95% completion of project wide concrete installation; substantial completion of fabrication of structural steel; approximately 60% completion of erection of site-wide structural steel; approximately 75% completion of process tank installation; approximately 15% completion of mechanical and piping installation for the mill building and associated works; approximately 25% completion of electrical and instrumentation installation for the mill building and associated works, completion and energization of the Stewart to Knipple substation transmission line works; and approximately 90% completion of the Knipple substation to Brucejack Mine transmission line.

A summary of capital costs from the February 2017 Forecast in comparison with the February 2016 capital cost estimate is shown in Table 1 below.

Table 1: Capital Costs Summary Comparison (1)

	February 2017 Estimate (US$ million)	February 2016 Estimate (US$ million)
Mine underground	90.7	101.4
Mine site(2)	250.4	165.3
Offsite Infrastructure(3)	108.8	81.0
Total Direct Costs	449.9	347.7
Indirect Costs	78.3	97.5
Owner's Costs	209.0	160.3
Contingency	5.1	35.3
Total Capital Cost	742.3	640.8
Working Capital	68.8	56.0
Total Construction Cost	811.1	696.8
(1)
US$0.75:C$1
(2)
Includes mine site, mine site process, mine site utilities, mine site facilities, tailings facilities, mine site temporary facilities and surface mobile equipment.
(3)
Includes transmission line

Updated Economic Metrics

An updated summary of Brucejack’s economic results by metal price is shown in Table 2 below. Based on the February 2017 Forecast, Net Cash Flows and Net Present Values have decreased slightly and Internal Rates of Return and Payback have improved marginally in comparison to the project economics associated with the February 2016 estimate.

Table 2: Summary of Brucejack Economic Results by Metal Price – February 2017 Update (4,5)

	Low Case	Base Case	High Case
Gold Price (US$/ounce)	$800	$1,100	$1,400
Silver Price (US$/ounce)	$10.00	$14.00	$18.00
Net Cash Flow (US$)	$2.11 billion (pre-tax) $1.47 billion (post-tax)	$4.22 billion (pre-tax) $2.82 billion (post-tax)	$6.32 billion (pre-tax) $4.17 billion (post-tax)
Net Present Value(6) (5.0% discount) (US$)	$1.05 billion (pre-tax) $0.69 billion (post-tax)	$2.34 billion (pre-tax) $1.53 billion (post-tax)	$3.62 billion (pre-tax) $2.36 billion (post-tax)
Internal Rate of Return	19.9% (pre-tax) 16.5% (post-tax)	34.4% (pre-tax) 28.5% (post-tax)	47.5%(pre-tax) 39.1% (post-tax)
Payback(from start of production period)	5.0 years (pre-tax) 5.2 years (post-tax)	3.3 years (pre-tax) 3.5 years (post-tax)	2.5 years (pre-tax) 2.7 years (post-tax)
Exchange Rate (US$:C$)	0.75	0.75	0.75
(4)
Includes impact from financing announced September 15, 2015.
(5)
Financing impact assumes repayment of debt facility at maturity, exercise of maximum buyout options for offtake and stream facilities at December 31, 2018.
(6)
NPV is discounted to December 31, 2015.

February 2017 Financing

On February 14, 2017, we completed an offering of US$100 million aggregate principal amount of 2.25% unsecured convertible senior subordinated notes due 2022. The use of proceeds for the offering is working capital during start-up of the Brucejack Mine and general corporate purposes. For details of Brucejack construction financing see “Liquidity and Capital Resources” below.

Valley of the Kings Mineral Reserve Estimate Update

On December 15, 2016, we announced an updated Mineral Reserve estimate for Brucejack’s Valley of the Kings deposit, with Proven and Probable Mineral Reserves in the Valley of the Kings increased to 8.1 million ounces gold (15.6 million tonnes grading 16.1 grams per tonne). The Proven Mineral Reserves in the Valley of the Kings increased to 1.6 million ounces gold (3.3 million tonnes grading 14.5 grams per tonne gold) which is sufficient for the first three years of mine life.

Areas of gain in the Mineral Reserves were attributed to the following factors:

●
Increasing drill density to 7.5-meter to 10-meter centers allowed for conversion of a significant amount of Probable Reserve to the Proven Reserve category. Mining stopes within the existing Mineral Reserve model along with expansion of the previous Indicated Mineral Resource wire frame accounted for an increase of approximately 620,000 ounces of gold.

●
Several new, adjacent stopes were added to the previous mine plan as a result of the infill drilling reaching beyond the previously defined ore. This expansion to the mine plan accounts for an increase of approximately 300,000 ounces of gold.

●
Adjustments were made to the stope orientation and design parameters, along with the addition of grade to the background mineralization for the estimate which had previously been modeled at zero grade. Estimating waste blocks within the stopes with the July 2016 Mineral Resource estimate grade accounts for an increase of approximately 200,000 ounces of gold.

The updated Mineral Reserves estimate is based on the July 2016 Mineral Resource estimate for the Valley of the Kings. The July 2016 Mineral Resource estimate was updated based on the 20152016 Valley of the Kings infill drill program which consisted of 63,470 meters in 367 drill holes designed to target stope areas to be mined in the first three years of the current mine plan (1320-meter level to 1200-meter level). (See news release dated July 21, 2016.)

Table 3 below is a summary of the updated Valley of the Kings Mineral Reserve estimate.

Table 3: Valley of the Kings Mineral Reserve estimate – December 2016(7-11)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Proven	3.3	14.5	12.9	1.6	1.4
Probable	12.3	16.5	11.3	6.5	4.5
Total	15.6	16.1	11.1	8.1	5.9
(7)
The Mineral Reserves and Resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards of Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
(8)
Contained metal figures and totals may differ due to rounding of figures
(9)
A 94% tonnage recovery is used.
(10)
Assumptions used include US$1,100 per ounce of gold US$17 per ounce of silver and a $0.92 CAD/US exchange rate.
(11)
A NSR cut-off of CAD$180/tonne was used to optimize the stopes.

The National Instrument 43-101 compliant Feasibility Study for the Brucejack Mine titled Feasibility Study and Technical Report Update on the Brucejack Project, Stewart BC, dated June 19, 2014 was filed on SEDAR on June 30, 2014 (see news release dated June 19, 2014).

2016 Exploration Program

The 2016 grass-roots exploration program which concluded in October was conducted to evaluate the broader regional exploration potential of the Brucejack property outside the area of known mineralization. The Bowser Regional Project area, approximately 20 kilometers south-east of the Valley of the Kings deposit, comprises approximately 800 square kilometers. The 2015 program included airborne magnetic, radiometric and EM surveys over two-thirds of the project area. The 2016 program covered the remaining areas with airborne magnetic and radiometric surveys as well as a hyperspectral survey, regional ground MT surveys, property scale mapping and prospecting over the entire area. A limited drill program was also completed to enhance geological interpretation.

Snowfield Project

The Snowfield Project borders Brucejack to the north and is comprised of one mineral claim with an area of 1,217 hectares. Since we acquired the Snowfield Project in 2010, we have continued to carry out environmental studies in conjunction with Brucejack. Our previous efforts focused on completing an updated mineral resource estimate for the project, examining alternatives for advancing the project and negotiating cooperation agreements with Seabridge Gold Inc. (“Seabridge”).

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

Additional Claims

Our contiguous claims, including the mining leases comprising the Brucejack Mine total over 121,000 hectares, providing further exploration potential to supplement the value we are creating at Brucejack. A claim boundary map is available on our website.

Results of Operations

Our operations and business are not driven by seasonal trends, but rather the achievement of project milestones such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, completion of final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives. As well, our results are impacted by the valuation of our financial instruments which are a function of commodity prices, interest rates and foreign exchange rates.

Selected Financial Information Basis of Presentation

The following financial data has been derived from our consolidated annual financial statements which have been prepared in accordance with IFRS, as issued by the IASB, except for quarterly financial information which is derived from our unaudited interim financial statements. Our significant accounting policies are outlined in Note 3 to our audited consolidated financial statements for the year ended December 31, 2016.

Annual information

Selected consolidated annual financial information for the years ended December 31, 2016, 2015 and 2014 are as follows (in $000’s):

	2016	2015	2014
Total revenue	$-	$-	$-

Loss per share - basic and diluted	$(0.47)	$(0.00)	$(0.11)

Loss and comprehensive loss	$(80,411)	$(534)	$(12,445)

Total assets	$1,947,428	$1,479,745	$816,816

Long-term liabilities	$691,269	$464,100	$24,308

Cash dividends	$-	$-	$-

Cash and cash equivalents	$190,383	$387,925	$34,495

Mineral properties, plant and equipment	$1,705,843	$1,021,415	$768,072

Quarterly information

Selected consolidated financial information is presented as follows (in $000’s):

	2016	2016	2016	2016	2015	2015	2015	2015
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenue	$-	$-	$-	$-	$-		$-

Earnings (loss) per share -
basic and diluted	$(0.07)	$(0.11)	$(0.19)	$(0.10	$0.07	$(0.02)	$(0.02)	$(0.03)

Income (loss) and
comprehensive
income (loss)	$(11,423)	$(19,725)	$(34,345)	$(14,918	$8,757	$(3,335)	$(2,426)	$(3,530)

Total assets	$1,947,428	$1,769,001	$1,724,031	$1,663,570	$1,479,745	$1,433,292	$931,111	$915,153

Long-term liabilities	$691,269	$551,858	$521,347	$478,147	$464,100	$461,298	$24,336	$23,252

Cash dividends	$-	$-	$-	$-	$-	$-	$-	$-

Cash and cash equivalents	$190,383	$234,131	$371,620	$479,994	$387,925	$453,233	$68,871	$103,412

Mineral properties, plant
and equipment	$1,705,843	$1,470,081	$1,286,640	$1,118,368	$1,021,415	$919,522	$841,691	$793,349

Year ended December 31, 2016 compared to the year ended December 31, 2015

Net loss and comprehensive loss for the year ended December 31, 2016 was $80,411 compared to $534 for the year ended December 31, 2015. The increase in the loss was mainly attributed to the change in fair value of the elements of the construction financing including the offtake obligation and stream obligation which resulted in a loss of $91,633. This was partially offset by an increased foreign exchange gain and deferred income tax recovery which largely resulted from the elements of the construction financing.

Loss on financial instruments at fair value

The September 2015 construction financing includes prepayment and term extension options on the credit facility, the offtake obligation and the stream obligation which are recorded on our statement of financial position at fair value. During the year ended December 31, 2016, the changes in fair value of the offtake obligation and stream obligation were a function of increases in the gold price, increases in market expectations of future gold price, gold price volatility and a decrease in interest rate. The change in fair value of the offtake obligation resulted in a loss of $26,197 (2015 – gain of $2,421) and the change in fair value of the stream obligation resulted in a loss of $83,088 (2015 – gain of $11,928). The prepayment and extension options in the senior secured term credit facility decreased in value due to a decrease in interest rate, additional advances on the credit facility and the passage of time resulting in a loss of $7,617 (2015 – gain of $3,148).

As the stream is in substance a debt instrument, the effective interest on the debt host is capitalized as a borrowing cost during the development of the Brucejack Mine. We capitalized $25,269 (2015 - $6,613) of interest on the stream obligation to mineral properties, plant and equipment. The capitalized interest was reclassified from the loss on financial instruments at fair value recorded in the statement of loss.

Foreign exchange gain (loss)

The foreign exchange gain for the year ended December 31, 2016 was $2,482 compared to a foreign exchange loss of $3,082 for the year ended December 31, 2015. This was mainly the result of the subsequent translation of the US denominated senior secured term credit facility into CAD resulting in a gain of $4,703 (2015 – loss of $7,511) offset by the translation of US denominated cash and cash equivalents to CAD resulting in a loss of $1,851 (2015 – gain of $4,392).

Share-based compensation expense

We hire individuals with the required skills to advance our business. Stock options and Restricted Share Units (“RSU’s”) may be granted to employees and consultants as part of their overall compensation. Depending on the nature of the awarded recipient’s role, we expense or capitalize to mineral properties, plant and equipment the fair value of these stock option issuances over the vesting period.

During the year ended December 31, 2016, share-based compensation expense associated with stock options decreased to $3,200 as compared to $5,719 during the comparable year. This was due mainly to the decreased number of options granted in the year and the timing of stock option grants.The 2014 RSU Plan resulted in $844 being recorded to share-based compensation expense compared to $358 during the comparable year. This was due mainly to the increase in share price of the Company in the year.

The 2015 RSU Plan resulted in $2,616 being recorded to share-based compensation expense compared to $104 during the comparable year. The first vesting period of the initial grant under the 2015 RSU Plan was settled in cash. With a history of settlement in cash established, the Company will account for RSU’s granted under the 2015 RSU Plan as cash-settled awards resulting in mark-to-market movements in future periods.

Other expenses

Salaries for the year ended December 31, 2016 were $5,520 as compared to $4,599 for the comparable period. The increase in salaries was attributable to an increase in head count, an increase in salary paid and bonuses awarded to employees of the Company.

Investor relations costs for the year ended December 31, 2016 were $2,038 as compared to $1,430 incurred for the year ended December 31, 2015. Investor relation costs increased due to marketing and communication activities conducted within the investment community and community relations with First Nations.

Professional fees were $1,065 for the year ended December 31, 2016 compared to $666 for the comparable year. Professional fees increased as a result of legal fees incurred for completion of a new shelf prospectus and timing of audit and tax related expenditures.

Listing and filing fees increased to $608 for the year ended December 31, 2016 compared to $343 in the comparable period. The increase resulted from listing fees for the stock option and 2015 RSU plans and higher annual fees with the stock exchanges.

We earned interest income on our cash and cash equivalents balance for the year ended December 31, 2016 of $1,577 compared to $714 for the comparable year. This was directly attributable to higher cash balances held by the Company throughout the year. Interest income earned on proceeds from the construction financing was netted against interest expense capitalized to mineral properties, plant and equipment.

During the year ended December 31, 2016, we recorded a deferred income tax recovery of $25,990 compared to a deferred income tax expense of $5,991 for the comparable year. The difference is related to the unrealized loss on financial instruments at fair value including the offtake obligation and stream obligation and the recognition of 2016 non-capital losses.

Quarter ended December 31, 2016 compared to the quarter ended December 31, 2015

Net loss and comprehensive loss for the quarter ended December 31, 2016 was $11,423 compared to income of $8,757 for the comparable quarter ended December 31, 2015. The loss was mainly attributed to the change in fair value of the elements of the construction financing including the offtake obligation and stream obligation which resulted in a loss of $4,144 (2015 - gain of $26,963). This was offset by an increase in deferred income tax recovery which also largely resulted from the elements of the construction financing.

(Loss) gain on financial instruments at fair value

During the three months ended December 31, 2016, the changes in fair value of the offtake obligation and stream obligation were a function of changes in the estimated production schedule and foreign exchange offset by a decrease in the gold price, decrease in market expectations of future gold price, gold price volatility and an increase in interest rate which resulted in a gain of $579 (2015 - gain of $2,715) and a loss of $11,005 (2015 - gain of $14,813) respectively. The prepayment and extension options in the senior secured term credit facility decreased in value due to a decrease in interest rate and additional advances under the facility resulting in a loss of $340 (2015 -  gain of $3,405).

As the stream is in substance a debt instrument, the effective interest on the debt host is capitalized as a borrowing cost during the development of the Brucejack Mine. We capitalized $6,622 (2015 - $6,030) of interest on the stream obligation to mineral properties, plant and equipment. The capitalized interest was reclassified from the loss on financial instruments at fair value recorded in the statement of loss.

Foreign exchange loss

The foreign exchange loss of $3,284 compared to $5,822 for the comparable period was the result of the subsequent translation of the US denominated senior secured term credit facility into CAD resulting in a loss of $4,693 (2015 - 5,731) offset by the translation of US denominated cash and cash equivalents to CAD resulting in a gain of $1,412 (2015 - loss of $224).

Other expenses

Salaries for the quarter ended December 31, 2016 were $3,125 as compared to $2,407 for the comparable period. This was attributed to increased head count and bonuses awarded to employees of the Company.

Office costs decreased to $344 for the quarter ended December 31, 2016 compared to $706 for the comparable period. The decrease was the result of the lease buyout payment to move office locations in 2015.

During the quarter ended December 31, 2016, we recorded a deferred income tax recovery of $1,882 compared to deferred income tax expense of $6,318 for the comparable period. The difference is related to the unrealized gains on financial instruments at fair value including the senior secured term credit facility, offtake obligation and stream obligation offset by the realization of 2016 non-capital losses.

Liquidity and Capital Resources

Our cash and cash equivalents as at December 31, 2016 totaled $190,383 a decrease from $387,925 as at December 31, 2015. The decrease in cash is largely attributable to the construction of the Brucejack Mine offset by the marketed offering closed on March 1, 2016, the private placement closed on March 31, 2016 and the second advance under the senior secured term credit facility on December 15, 2016.

Our working capital as at December 31, 2016 was $61,746 as compared to $360,327 as at December 31, 2015. Working capital items other than cash and cash equivalents consisted of receivables and other of $20,489 and accounts payable and accrued liabilities of $149,126. Receivables and other is comprised primarily of $11,576 of Goods and Services Tax refunds, and $6,406 accrued for BC Mineral Exploration Tax Credits receivable from the Province of BC.

In 2015, we completed the US$540 million construction financing with Orion and Blackstone. The financing was comprised of a credit facility for US$350 million, a US$150 million prepayment under a callable gold and silver stream agreement and a private placement of our common shares for US$40 million. As at December 31, 2016, there remained US$100 million undrawn on the credit facility. The final advance of US$100 million under the credit facility was completed on February 15, 2017.

On March 1, 2016, we closed a marketed offering of 28,384,000 common shares at a price of US$4.58 per common share for gross proceeds of US$130 million. Subsequent to the close of the marketed offering, third parties exercised their participation rights to maintain proportionate ownership interest in the Company. This resulted in additional gross proceeds of US$16.2 million.

On February 14, 2017, we completed the offering of US$100 million aggregate principal amount of 2.25% unsecured convertible senior subordinated notes due 2022 which includes the exercise of the full amount of the over-allotment option of US$10 million aggregate principal amount of notes. The initial conversion rate for the notes is 62.5 common shares per US$1,000 principal amount of notes, equivalent to an initial conversion price of US$16.00 per common share.

With the US$540 million construction financing, available cash on hand and the proceeds from the convertible senior subordinated notes, the project capital costs and initial working capital for the Brucejack Mine are expected to be fully funded.

During June 2016, we closed a private placement of flow-through shares with proceeds to be used to fund grass-roots exploration approximately 15 kilometers east of the mine construction underway at the Brucejack Mine. Subsequent to the closing of the private placement, Orion exercised its participation rights to maintain its respective proportionate ownership interest in the Company. The total number of common shares issued was 448,310 for aggregate gross proceeds of $5,134.

During the year ended December 31, 2016, the exercise of share options awards also provided us with additional liquidity.

Cash used in investing activities for the year ended December 31, 2016 was $522,127 (2015 - $209,691). For the year ended December 31, 2016, the expenditure increase is due to the continuation of mine construction and engineering and mine development. In the comparable period, costs were incurred mainly in respect of exploration and evaluation activities at Brucejack and Snowfield, respectively and early stages of development and construction at Brucejack.

We are a development stage company and as such, we do not generate revenues from operations. We rely on equity and/or debt funding for our continuing financial liquidity. Our access to financing is always uncertain. There can be no assurance of continued access to significant equity and/or debt funding.

Short form base shelf prospectus financings – Use of proceeds

On March 1, 2016, we closed a marketed offering of 28,384,000 common shares at a price of US$4.58 per common share for gross proceeds of US$130 million. The actual use of proceeds, as at December 31, 2016 in comparison to the proposed use of proceeds included in the Company’s prospectus supplement dated February 23, 2016 (the “2016 Supplement”) to the Company’s short form base shelf prospectus dated July 16, 2014 is outlined below:

	Proposed use of proceeds (2)	Actual use of proceeds	Difference(2)
Principal purpose	(US$)	(US$)	(US$)
Development of Brucejack Project	$44,000	$122,000	$(68,900)
Working capital during start-up	56,000	-	56,000
General corporate purposes (1)	12,900	-	12,900
Total	$112,900	$122,000	$-

1)
Funds included in general corporate purposes may be allocated to corporate expenses, business development, potential future acquisitions, and to other purposes.
2)
The Company estimated the net proceeds from the offering to be US$112,940, before the over-allotment option, at the time of the 2016 Supplement. The over-allotment option was exercised in full and actual gross proceeds were US$129,999. Share issuance costs were US$8,044 for actual net proceeds of US$121,955.
3)
The differences noted in the table above are not expected to have a material impact on the Company’s ability to achieve its business objectives and milestones as set out in the 2016 Supplement.

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

Canadian Class Actions

After October 22, 2013, two proposed class actions were filed against Pretivm and certain of its directors in the Ontario Superior Court of Justice: the first on October 29, 2013 by David Wong (the “Wong Action”) and the second on November 1, 2013 by Roksana Tahzibi (the “Tahzibi Action”).

The plaintiffs in these actions allege that certain of the Company’s disclosures contained material misrepresentations or omissions regarding Brucejack, including statements with respect to probable mineral reserves and future gold production at Brucejack. The plaintiffs further allege that until October 22, 2013 the Company failed to disclose alleged reasons provided by Strathcona Mineral Services Ltd. for its resignation as an independent qualified person overseeing the bulk sample program. According to the plaintiffs in the Ontario Actions, these misrepresentations and omissions are actionable under Ontario’s Securities Act, other provincial securities legislation and the common law.

The Tahzibi Action claimed $250 million in general damages. On August 25, 2016, the Tahzibi Action was discontinued.

The Wong Action is the only remaining proposed class action against the Company in Canada. The Wong Action claims $60 million in general damages on behalf of a class of persons, wherever they reside, who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden Mining Industry Consultants Ltd. is no longer a defendant in the Wong Action.

A motion by the plaintiff in the Wong Action was brought seeking leave from the Court to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion will be heard on May 29 and 30, 2017.

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for the Wong Action.

United States of America Class Actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against us and certain of our officers and directors, alleging that we violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Mine. All five actions were filed in the United States District Court for the Southern District of New York.

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

We believe the allegations made against us in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for these class actions.

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

Contractual Obligations

The following table provides our gross contractual obligations as of December 31, 2016 (in $000’s):

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Operating activities:
Office lease	$705	$839	$-	$-	$1,544
Decommissioning and
restoration provision	-	402	-	17,959	18,361

Financing activities (1)(2):
Repayment of credit facility
(US$308,644)	-	414,417	-	-	414,417
	$705	$415,658	$-	$17,959	$434,322

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

Related Party Transactions (in $000’s)

We have entered into employment agreements with each of our Executive Chairman (our “Exec Chair”), our Chief Executive Officer (our “CEO”), our Chief Financial Officer (our “CFO”), our Chief Exploration Officer and Vice President (our “CExO”) and our Vice President, Corporate (our “VP Corporate”).

Effective January 1, 2017, under his employment agreement, the Exec Chair will serve as Executive Chairman for a period of three years expiring December 31, 2019 (the “Executive Term”) after which the Exec Chair’s employment will cease and he will serve as Chairman of the Board until at least December 31, 2022, subject to his continued election by the shareholders of the Company. The Exec Chair currently receives a base salary of $500 per year, benefits, an annual performance bonus based on the annual corporate objectives set by the Compensation Committee of the Board of Directors and a long-term incentive award. In addition, following the Executive Term, the Exec Chair will receive a retirement allowance paid out over three years commencing January 1, 2020.

The Exec Chair is also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary, twice the target bonus and the retirement allowance.

Effective January 1, 2017, under the employment agreement, the CEO receives a base salary of $645 per year, the CFO receives a base salary of $425 per year, the CExO receives a base salary of $370 per year and the VP Corporate receives a base salary of $300 per year. Each of the CEO, CFO, CExO and VP Corporate are entitled to extended benefits and are eligible for an annual performance based bonus determined at the discretion of our Board and a long-term incentive award.

The CEO, CFO, CExO and VP Corporate are also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

On February 17, 2016, we announced the departure of our Vice President and Chief Operating Officer.

Critical Accounting Estimates and Judgments

Our significant accounting policies are presented in Note 3 to the consolidated financial statements for the year ended December 31, 2016. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which an estimate is revised and future periods if the revision affects both current and future periods.

Significant judgments about the future and other sources of estimation uncertainty at the financial position reporting date, including those that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made include, but are not limited to, the following:

1) Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2016.

2) Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed impairment indicators on the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of December 31, 2016.

3) Fair value of derivatives and other financial liabilities

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and make estimates of specific model inputs that are based on certain conditions, including market, existing at the end of each reporting period.

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

Financial Risk Management

We are exposed to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from our financial instruments.

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

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We try to ensure that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand by us for our programs. To the extent we do not believe there is sufficient liquidity to meet obligations, we will consider securing additional equity or debt funding.

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

Outstanding Share Data

At March 9, 2017, we had the following common shares and share purchase options outstanding.

	Number of securities	Exercise price ($)	Weighted Average Remaining Life (years)
Common shares	180,705,427
Share purchase options	6,648,932	$5.85 - $15.17	2.62
Fully diluted	187,354,359

Risks and Uncertainties

Natural resources exploration and development involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in our Annual Information Form dated March 28, 2016 and filed on SEDAR, which are incorporated by reference in this MD&A.

Internal Control over Financial Reporting and Disclosure Controls and Procedures Internal Control over Financial Reporting

Management assessed the effectiveness of our internal control over financial reporting (“ICFR”) as of December 31, 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (COSO 2013).

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Based upon the results of that assessment, management concluded that our internal controls over financial reporting as of December 31, 2016 were effective.

There has been no change in our internal control over financial reporting during the year ended December 31, 2016 that has materially affected, or is reasonably likely to affect our internal control over financial reporting.

Disclosure Controls and Procedures

Management assessed the effectiveness of our disclosure controls and procedures as of December 31, 2016. Based upon the results of that evaluation, management concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information disclosed by us in the reports that we file were appropriately recorded, processed, summarized and reported to allow timely decisions regarding required disclosure.

Statement Regarding Forward-Looking Information

In connection with the forward-looking statements contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration and development activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources. We have also assumed that no significant events occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this MD&A, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.

This MD&A contains "forward-looking information" and "forward looking statements" within the meaning of applicable Canadian and United States securities legislation.

Forward-looking information may include, but is not limited to, risks related to information with respect to our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources and reserves, realization of mineral resource and reserve estimates, timing of development of the Brucejack Mine, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Mine, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information.

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

●
our ability to repay indebtedness;

●
the effect of indebtedness on cash flow and business operations;

21

●
our ability to satisfy commitments under stream and offtake agreements and the effect of restrictive covenants in such agreements;

●
our ability to raise enough capital to fully fund the capital costs required to complete construction at the Brucejack Mine;

●
assumptions regarding expected operating costs and expenditures, production schedules, economic returns and other projections, including the 2016 cost update and the project economics update (refer to the "Brucejack Mine Capital Cost Forecast" section of this MD&A);

●
our production estimates, including the accuracy thereof;

●
the fact that we have no mineral properties in production and no history of production or revenue;

●
the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;

●
our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;

●
our ability to achieve commercial production at the Brucejack Mine in the timeline we anticipate;

●
the operation and economic viability of the development of the Brucejack Mine;

●
dependency on the Brucejack Mine for our future operating revenue;

●
the accuracy of our resource and reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based;

●
our mineral resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates and establish mineral reserve estimates;

●
uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

●
commodity price fluctuations, including gold price volatility;

●
our history of negative operating cash flow, incurred losses and accumulated deficit;

●
failure of counterparties to perform their contractual obligations;

●
market events and general economic conditions;

●
the inherent risk in the mining industry;

●
the commercial viability of our current and any acquired mineral rights;

●
availability of suitable infrastructure or damage to existing infrastructure;

●
governmental regulations, including environmental regulations;

●
delay in obtaining or failure to obtain required permits, or non-compliance with permits that are obtained;

22

●
increased costs and restrictions on operations due to compliance with environmental laws and regulations;

●
compliance with emerging climate change regulation;

●
uncertainties relating to additional claims and legal proceedings;

●
adequate internal control over financial reporting;

●
increased costs of complying with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”);

●
potential opposition from non-governmental organizations;

●
uncertainty regarding unsettled First Nations rights and title in British Columbia;

●
uncertainties related to title to our mineral properties and surface rights;

●
land reclamation requirements;

●
our ability to identify and successfully integrate any material properties we acquire;

●
currency fluctuations;

●
competition in the mining industry for properties, qualified personnel and management;

●
our ability to attract and retain qualified management;

●
some of our directors’ and officers’ involvement with other natural resource companies;

●
potential inability to attract development partners or our ability to identify attractive acquisitions;

●
potential liabilities associated with our acquisition of material properties;

●
our ability to comply with foreign corrupt practices regulations and anti-bribery laws;

●
changes to relevant legislation, accounting practices or increasing insurance costs;

●
our anti-takeover provisions could discourage potentially beneficial third party takeover offers;

●
significant growth could place a strain on our management systems;

●
future sales or issuance of our debt or equity securities;

●
the trading price of our common shares is subject to volatility due to market conditions;

●
share ownership by our significant shareholders;

●
certain actions under U.S. federal securities laws may be unenforceable;

●
we do not intend to pay dividends in the near future; and

●
our being treated as a passive foreign investment company for U.S. federal income tax purposes.

23

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking statements involve statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in our Annual Information Form dated March 28, 2016 which is filed on SEDAR and in the United States on Form 40-F through EDGAR at the SEC’s website at www.sec.gov.

Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In connection with the forward-looking statements contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration, development and production activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date hereof, forward-looking statements are not guarantees of future performance and accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein. We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

24