Form 40-F
period 2017-12-31
Pretium Resources Inc.
filed 2018-03-29
CIK 1508844

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐                                 REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.

☒                              ANNUAL REPORT PURSUANT TO SECTION 13(a) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2017	Commission File Number: 001-35393

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

None

(Title of Class)

For Annual Reports indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

There were 182,337,874 Common Shares, of no par value, outstanding as of December 31, 2017.

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

This Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statement on Form F-10 (File No. 333-211073) and Registration Statements on Form S-8 (File Nos. 333-203409 and 333-213450) and under the Securities Act of 1933, as amended.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F as Appendices hereto:

A.      Annual Information Form

The Annual Information Form of Pretium Resources Inc. (the “Company” or “Registrant”) for the fiscal year ended December 31, 2017 is included as Appendix A of this Annual Report on Form 40-F.

B.      Audited Annual Financial Statements

The Company’s audited consolidated financial statements for the fiscal year ended December 31, 2017, including the auditor’s report with respect thereto, are included as Appendix B of this Annual Report on Form 40-F.

C.      Management’s Discussion and Analysis

The Company’s Management’s Discussion and Analysis for the year ended December 31, 2017 is included as Appendix C of this Annual Report on Form 40-F.

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES

Certifications. See Exhibits 99.14, 99.15, 99.16 and 99.17 to this Annual Report on Form 40-F.

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

Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included under the heading “Management’s Report on Internal Control over Financial Reporting” in the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2017, filed as part of this Annual Report on Form 40-F in Appendix B.

Attestation Report of the Registered Public Accounting Firm. The required disclosure is included under the heading “Independent Auditor’s Report” in the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2017, filed as part of this Annual Report on Form 40-F in Appendix B.

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2017, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

1

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Messrs. David Smith, Peter Birkey, Shaoyang Shen and Nicole Adshead-Bell.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Registrant has determined that each of Messrs. David Smith, Peter Birkey, Shaoyang Shen and Nicole Adshead-Bell, members of the Registrant’s audit committee, qualify as audit committee financial experts for purposes of paragraph (8) of General Instruction B to Form 40-F. The board of directors has further determined that each of Messrs. David Smith, Peter Birkey, Shaoyang Shen and Nicole Adshead-Bell is also independent, as that term is defined in the Corporate Governance Listing Standards of the New York Stock Exchange (the “NYSE”). The Commission has indicated that the designation of each of Messrs. David Smith, Peter Birkey, Shaoyang Shen and Nicole Adshead-Bell as an audit committee financial expert does not make any of them an “expert” for any purpose, impose any duties, obligations or liabilities on them that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or the board of directors.

ADDITIONAL DISCLOSURE

Code of Ethics.

The Registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the “Code of Business Conduct and Ethics”, that applies to all of its directors, officers, employees, and consultants including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. In 2017, there were no waivers, including implicit waivers, or amendments granted from any provision of the Code of Business Conduct and Ethics.

The Code of Business Conduct and Ethics is available for viewing on the Registrant’s website at www.pretivm.com.

Corporate Governance Practices.

Our corporate governance practices are consistent with all applicable current Canadian regulatory guidelines and standards. We are classified as a foreign private issuer in connection with our listing on the NYSE and are not required to comply with most of the NYSE’s corporate governance standards (the “NYSE Rules”) and instead may comply with Canadian corporate governance practices. However, our corporate governance practices incorporate many best practices derived from the NYSE Rules and there are no significant differences between our corporate governance practices and the NYSE Rules.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee Information—External Auditor Service Fees” at page 83 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2017, filed as part of this Annual Report on Form 40-F in Appendix A.

Pre-Approval Policies and Procedures.

The Audit Committee pre-approves all audit services to be provided to us by our independent auditors.  The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee.  All non-audit services performed by our auditors for the fiscal year ended December 31, 2017 have been pre-approved by our Audit Committee.

Off-Balance Sheet Arrangements.

The Registrant has no off-balance sheet arrangements as defined under Form 40-F.

Tabular Disclosure of Commitments.

The required disclosure is included under the heading “Commitments” in the registrant’s Management’s Discussion and Analysis for the year ended December 31, 2017, filed as part of this Annual Report on Form 40-F in Appendix C.

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

Date: March 29, 2018	Pretium Resources Inc.

	By:	/s/ Joseph J. Ovsenek
		Name:	Joseph J. Ovsenek
		Title:	President, Chief Executive Officer & Director

4

EXHIBIT INDEX

Exhibit	Description

99.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accountant

99.2	Consent of Tetra Tech

99.3	Consent of Snowden Mining Industry Consultants Inc.

99.4	Consent of AMC Mining Consultants (Canada) Ltd.

99.5	Consent of ERM Rescan

99.6	Consent of BGC Engineering Inc.

99.7	Consent of Alpine Solutions Avalanche Services

99.8	Consent of Valard Construction

99.9	Consent of Lyle Morgenthaler, B.A.Sc., P.Eng.

99.10	Consent of Russell Pennell, B.A.Sc., P.Eng.

99.11	Consent of Kenneth C. McNaughton, M.A.Sc., P.Eng.

99.12	Consent of Ivor W.O. Jones, M.Sc., FAusIMM, CPGeo

99.13	Consent of Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat.

99.14	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.15	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.16	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.17	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	Interactive Data File

5

APPENDIX A

PRETIUM RESOURCES INC. ANNUAL INFORMATION FORM FOR THE FISCAL YEAR

ENDED DECEMBER 31, 2017

ANNUAL INFORMATION FORM

(“AIF”)

of

PRETIUM RESOURCES INC.
2300, 1055 Dunsmuir Street, PO Box 49334
Vancouver, British Columbia
V7X 1L4

Telephone:  604-558-1784

Facsimile:  604-558-4784

Website:  www.pretivm.com

E-mail:  invest@pretivm.com

For the Year Ended December 31, 2017

Dated:  March 28, 2018

ii

PRELIMINARY NOTES

Effective Date of Information

This AIF is dated March 28, 2018, and unless otherwise indicated, the information contained herein is current as of such date, other than certain financial information which is current as of December 31, 2017, being the date of the Company’s most recently audited financial year end.

References to the “Company”, “we” and “our” refer to Pretium Resources Inc.

Currency

All dollar amounts are expressed in United States dollars unless otherwise indicated.

Note Regarding Forward Looking Information and Forward Looking Statements

This AIF contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements” or “forward-looking information”), including the “safe harbour” provisions of provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”).

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information.  Forward-looking information may include, but is not limited to, information with respect to: production and cost guidance; our planned mining, exploration and development activities; capital and operating cost estimates, production and processing estimates; the future price of gold and silver; the adequacy of our financial resources; the estimation of mineral reserves and resources including the 2016 Mineral Resource Estimate Update and the 2016 Brucejack Mineral Reserve Estimate; realization of mineral reserve and resource estimates; timing of further development of our Brucejack Mine; costs and timing of future exploration and development; results of future exploration and drilling; capital and operating cost estimates; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; completion of ramp-up to steady state production and positive cash flow; timing and receipt of approvals, consents and permits under applicable legislation; our executive compensation approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; and statements regarding USD cash flows currency fluctuations and the recurrence of foreign currency translation adjustments.

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

•                  uncertainty as to the outcome of legal proceedings;

•                  the effect of indebtedness on cash flow and business operations;

•                  our ability to satisfy commitments under the Stream Agreement and the Offtake Agreement;

•                  the effect of restrictive covenants in the Stream Agreement, Offtake Agreement, and Credit Agreement;

•                  assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections;

•                  our production estimates, including the accuracy thereof;

•                  our ability to generate operating revenues in the future;

•                  our ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties;

•                  dependency on the Brucejack Mine for our future operating revenue;

•                  the accuracy of our resource and reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based;

•                  uncertainties relating to inferred mineral resources being converted into measured or indicated mineral resources;

•                  our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire mineral reserves for production;

•                  commodity price fluctuations, including gold price volatility;

•                  our history of negative operating cash flow, incurred losses and accumulated deficit;

•                  failure of counterparties to perform their contractual obligations;

•                  general economic conditions;

•                  the inherent risk in the mining industry;

•                  the commercial viability of our current and any acquired mineral rights;

•                  availability of suitable infrastructure or damage to existing infrastructure;

•                  maintaining satisfactory labour relations with employees and contractors;

•                  significant governmental regulations, including environmental regulations;

•                  non-compliance with permits that are obtained or delay in obtaining or failure to obtain permits required in the future;

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

•                  compliance with foreign corrupt practices regulations and anti-bribery laws;

•                  certain actions under U.S. federal securities laws may be unenforceable;

•                  changes to relevant legislation, accounting practices or increasing insurance costs;

•                  our anti-takeover provisions could discourage potentially beneficial third party takeover offers;

•                  significant growth could place a strain on our management systems;

•                  share ownership by our significant shareholders and their ability to influence our governance;

•                  future sales or issuances of our debt or equity securities;

•                  the trading price of our common shares is subject to volatility due to market conditions;

•                  future issuances of equity securities or sales by existing shareholders which may cause the price of our securities to fall;

•                  we do not intend to pay dividends in the near future;

•                  failure to comply with certain terms of the convertible notes; and

•                  risks related to ensuring the security and safety of information systems, including cyber security risks.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking statements involve statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this AIF under the heading “Risk Factors”.

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

Scientific and Technical Disclosure

Certain scientific and technical information relating to the Brucejack Project contained in this AIF is derived from, and in some instances is an extract from, the report entitled “Feasibility Study and Technical Report Update on the Brucejack Project, Stewart, BC” with an effective date of June 19, 2014 prepared for us by Tetra Tech and co-authored by Snowden Mining Industry Consultants Inc. (“Snowden”), AMC Mining Consultants (Canada) Ltd. (“AMC”), ERM Rescan, BGC Engineering Inc. (“BGC”), Alpine Solutions Avalanche Services (“Alpine Solutions”) and Valard Construction (“Valard”)(the “Brucejack Report”) in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).

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

Scientific and technical information in this AIF not contained in the Brucejack Report has been reviewed, approved and verified by Mr. Kenneth C. McNaughton, M.A.Sc., P.Eng., our Vice President Exploration, Lyle Morgenthaler, B.A.Sc., P.Eng., our Chief Mine Engineer, Russell Pennell, B.A.Sc., P.Eng., our Senior Mine Planning Engineer, Warwick Board, Ph.D., P.Geo, Pri.Sci.Nat., our Vice President, Geology and Chief Geologist, and Ivor W.O. Jones, M.Sc., FAusIMM, CPgeo who is independent of the Company, each of whom is a “qualified person” as defined in NI 43-101.

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

Qualified Person

A “Qualified Person” refers to an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a self-regulating organization.

Mineral Resource

A “Mineral Resource” is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

Inferred Mineral Resource

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Minerals Resources with continued exploration.

Indicated Mineral Resource

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Measured Mineral Resource

A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the appropriate application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Modifying Factors

Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Mineral Reserve

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could be reasonably justified.

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

OUR BUSINESS

We were formed for the acquisition, exploration and development of precious metal resource properties in the Americas.  With the commencement of commercial production at our 100% owned Brucejack Mine, a 2,700 tonnes-per-day high grade gold underground mine located in northwestern British Columbia (“Brucejack”, the “Brucejack Project” or the “Brucejack Mine”), we have become an emerging high-grade gold producing company.

We acquired the Brucejack Project, along with the Snowfield Project (the “Snowfield Project”) and other associated assets in October, 2010.  Brucejack is located in northwestern British Columbia, approximately 65 kilometres north of Stewart and is comprised of 4 mining leases and 6 mineral claims currently totaling 3,304 hectares in area and forms part of our contiguous claims package that comprises over 122,000 hectares.  Our only material mineral project for the purposes of NI 43-101 is Brucejack.

In 2011, Brucejack was drilled extensively in key target areas (72,144 meters in 176 holes), the camp at site was expanded and winterized, and rehabilitation work on the former access road from Highway 37 to the project was started, as well as the initial de-watering of the historic West Zone underground workings. Additionally, a Preliminary Economic Assessment on the Project was completed.

Exploration was advanced in 2012 with an additional 105,769 meters of surface drilling completed in 306 holes, and with results continuing to demonstrate high-grade, visible gold. The West Zone de-watering process continued, and the widening of the underground workings in the West Zone commenced with the excavation of an underground ramp that would lead from the West Zone to the new heart of the Brucejack project, the Valley of the Kings deposit.

In 2013, the access road rehabilitation and the underground access ramp were completed, enabling us to proceed with a 10,000-tonne bulk sample from the Valley of the Kings. A positive feasibility study for an underground mine was completed in June. A total of 44,600 meters of drilling was completed, comprising 38,800 meters of underground drilling in 446 holes and 5,800 meters in 37 surface holes.

In 2014 the feasibility study was updated, and project engineering began along with mine permitting activities. Infill, exploration and condemnation drilling for site infrastructure totaled 11,920 meters in 41 holes.

In 2015, we received our Environmental Assessment Certificate from the British Columbia Minister of the Environment and the Minister of Energy and Mines in March, and a positive Federal Environmental Assessment Decision followed in July. With the receipt of the major project permits, a substantial portion of the construction financing completed, a production decision was made and construction-related activity ramped up in September 2015.

In 2015 and 2016, a program of underground fan drilling at the Valley of the Kings was conducted.  In our press release dated May 31, 2016, we announced the completion of an infill drill program, which comprised 63,444 meters in 364 drill holes.  The 2015/2016 infill drill program was successful in confirming the style and grade distribution of the gold mineralization in the area that was tested.

The focus in 2016 was construction, both at the mine site and the 57-kilometre transmission line being built to connect the project to grid power. The 2016 Mineral Resource Estimate Update was announced in our press release dated July 21, 2016 and reflected a non-material increase in Measured Mineral Resources and additional Indicated Mineral Resources.

Construction of the Brucejack Mine and transmission line was completed in early 2017.

After achieving commercial production on July 1, 2017, we transitioned into operations at Brucejack Mine.  Our current focus is on the ramp-up of gold production to steady state mining.

Corporate Structure

The Company was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on October 22, 2010.  Our head and registered office is located at Suite 2300, 1055 Dunsmuir Street, PO Box 49334, Vancouver, British Columbia, V7X 1L4.

We have two wholly-owned subsidiaries, Pretium Exploration Inc. (“Pretium Exploration”) and 0890696 B.C. Ltd. (“089”), which hold our interests in the Brucejack Mine and the assets related thereto.  Both subsidiaries were incorporated under the BCBCA.

Significant Developments

Over the three most recently completed financial years, the significant events described below contributed to the development of our business.

2015 Significant Developments

•                  In March 2015, we were issued our Environmental Assessment Certificate for the Brucejack Project (the “EA Certificate”) by the British Columbia Minister of the Environment and the Minister of Energy and Mines.  The Ministers issued the EA Certificate with conditions that gave them the confidence to conclude that the project will be constructed, operated and decommissioned in a way that ensures no significant adverse effects are likely to occur.

•                  On June 4, 2015, we announced that an infill drill program at Brucejack’s Valley of the Kings had commenced to target stope areas in years 1 through 3 of the current mine plan (1320-meter level to 1200-meter level). The drill program was expanded to include extensions of Domain 20 which are adjacent to areas being mined in the early years of the 2014 Feasibility Study Mine Plan. An area of roughly 200 vertical meters over a strike length of 250 meters was drilled at 7.5 to 10-meter centers.  The primary purpose of the drilling was grade control, with the additional benefit of infill drilling inferred and non-stope indicated resources in the same area. Results from the program continued to confirm the style and grade distribution of the gold mineralization in the area being tested, which included the intersection of high grade and visible gold.

•                  A grass-roots exploration program comprised of prospecting, airborne EM, magnetic and radiometric surveys, and a surface drill program that consisted of approximately 20,000 meters of drilling targeting porphyry/epithermal-style mineralization to the east of the Brucejack Mine was undertaken in 2015.  The 2015 regional exploration program successfully expanded the size of the hydrothermal system that includes the Valley of the Kings and confirmed the potential for additional mineralized zones to the east.  With the discovery of the Flow Dome Zone, the program was successful in extending the strike length of the Valley of the Kings gold mineralization 1,000 meters to the east of the current Valley of the Kings Measured and Indicated Mineral Resource.

•                  Underground development was ongoing in 2015, with an initial focus on underground exploration development and, upon receipt of final mine development permits, the focus changed to the development of mine infrastructure.

•                  In July 2015, we received our Environmental Assessment Decision Statement from the Federal Minister of the Environment which found that the Brucejack Project was not likely to cause significant adverse environmental effects.  The Minister issued a Project Recommendation that included a determination regarding the potential effects of the Project under the Nisga’a Final Agreement, which is a modern treaty signed by the governments of Canada, British Columbia and the Nisga’a Nation.

•                  The B.C. Minister of Energy and Mines issued us our B.C. Mines Act Permit on August 31, 2015, approving our mine plan and reclamation program allowing commercial production at the Brucejack Project.  The Mines Act Permit allows for the construction of a 2,700 tonnes per day doré and flotation plant, development of an underground mine, and associated facilities and other infrastructure.

•                  In September, 2015, we completed a $540,000,000 construction financing package (the “Orion and Blackstone Financing”) with the Orion Mine Finance Group (“Orion”) and Blackstone Tactical Opportunities (“BTO”) (collectively “Orion and Blackstone”).  The Orion and Blackstone Financing was comprised of a credit facility for $350,000,000 (the “Credit Facility”), a $150,000,000 prepayment under a callable gold and silver stream agreement (the “Stream Agreement”) and a private placement of Common Shares for $40,000,000 (the “Private Placement”).  Please see “Indebtedness” at page 24.

•                  In September 2015, following receipt of all of the major regulatory permits required to begin development work at Brucejack, and the completion of the Orion and Blackstone Financing, our Board of Directors approved a Production Decision for the Brucejack Mine.

•                  Construction of the Brucejack Mine commenced on September 5, 2015 with expected commissioning at that time being in the third quarter of 2017.  Activities were focused on bulk earth works, including the pads for the permanent camp and mill building, the excavation of diversion ditches and contact water pond and the widening of the haul road to accommodate construction traffic.  Transmission line right-of-way clearing commenced and the contract for the transmission line towers was issued.

2016 Significant Developments

•                  On February 17, 2016, we provided an updated cost estimate for the Brucejack Mine (the “February 2016 Capital Cost Update”).  The February 2016 Capital Cost Update was based on the achievement of the 60% engineering milestone and was carried out to update the June 2014 Feasibility Study cost estimate (the “Feasibility Study Estimate”) for the Brucejack Mine.  The February 2016 Capital Cost Update and Project Economics Update was superseded by the February 2017 Forecast and 2017 Project Economics Update.

•                  In March, 2016, we completed a marketed offering of 26,210,000 of our Common Shares at $4.58 per Common Share, for gross proceeds of $120 million (the “Shelf Prospectus Offering”).  The offering was done under a supplement to our short form base shelf prospectus dated July 14, 2014. The underwriters also exercised their over-allotment option and purchased an additional 2,174,000 Common Shares at $4.58 per Common Shares, for additional proceeds of $9,956,920 for total gross proceeds of $129,998,720.  Additional aggregate gross proceeds of approximately $16,212,078 was raised from a pro-rata private placement to Jin Huang Mining Company (formerly Xinxing Global Limited) and Orion Mine Finance Group.  The net proceeds of the marketed offering and the pro-rata offering were used to fund development of the Brucejack Mine.

•                  In May, 2016, we filed a short form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 with the SEC under the U.S. Securities Act of 1933, as amended, and Multijurisdictional Disclosure System established between Canada and the United States.  The base shelf prospectus will allow us to offer up to $600,000,000 of Common Shares, debt securities, preferred shares, subscription receipts, units, warrants and share purchase contracts from time to time over the 25-month period after Canadian securities regulatory authorities have issued a receipt for the final short form base shelf prospectus.

•                  The 2016 grass-roots exploration program was conducted to evaluate the broader regional exploration potential of the Brucejack Property outside the area of known mineralization (the “Bowser Regional Project”)

The Bowser Regional Project area, approximately 20 kilometers south-east of the Valley of the Kings deposit, comprises approximately 800 square kilometers.  Airborne magnetic and radiometric surveys as well as a hyperspectral survey, regional ground MT surveys, property scale mapping prospecting over the entire area and a limited drill program was completed to enhance geological interpretation.

•                  In our press release dated July 21, 2016, we announced an updated Valley of the Kings Mineral Resource estimate for Brucejack (the “2016 Mineral Resource Estimate Update”) in accordance with National Instrument 43-101 for Brucejack, prepared under the guidance and supervision of Ivor W.O. Jones, M.Sc., FAusIMM, CPgeo who is the independent Qualified Person (QP) responsible for the Mineral Resource for Brucejack.  The 2016 Mineral Resource Estimate Update confirmed the geological model for the Valley of the Kings and combined Measured and Indicated Resources have not materially changed.  See “Mineral Resources and Mineral Resources” at page 16.

•                  Construction of the 57-kilometer long transmission line was nearing completion. All of the towers were in place and the first 42 kilometer section was energized to the Knipple substation. Six 2-megawatt diesel generators were fully commissioned and, combined with our initial 5-megawatts of diesel power, were able to provide adequate power to maintain full mill and underground production in the event of any grid power interruption.

•                  Construction of the Brucejack Mine continued to advance on schedule.  All major mechanical and electrical components were delivered to site and installation and assembly was ongoing.  The shell, heads, gears motors and drives for the SAG and Ball mills were installed and the drives were scheduled to be energized in late March, 2017.  Electrical and instrumentation along with mechanical and piping installation within the mill building continued. The mine substation and central electrical room were completed for energization.

•                  Over 144,000 tonnes of ore were stockpiled on the surface and underground in preparation for mill commissioning. Underground development was well advanced with twelve stopes crosscut on two levels in preparation for long-hole drilling. Cross cutting of another eleven stopes is in progress. Long-hole drilling of a test stope commenced and excavation of the major development infrastructure was completed.  Underground work was focused on continued ramp and level development and construction of underground infrastructure, including the crusher, conveyor, and transfer towers continued.

•                  In our press release dated December 15, 2016, we announced a positive updated Valley of the Kings Mineral Reserve estimate for Brucejack (“2016 Mineral Reserve Estimate Update”) which was based on the 2016 Mineral Resource Estimate Update.  See “Mineral Reserves and Mineral Resources” at page 16.

2017 Significant Developments

•                  In our press release of February 3, 2017, we announced that the total project capital cost forecast (the “February 2017 Capital Cost Forecast”) to complete construction of the Brucejack Mine, including contingencies, is $811.1 million, an increase of 16% from the February 2016 capital cost estimate of $696.8 million.  The February 2017 Capital Cost Forecast included $68.8 million of working capital for the first three months of production, but did not take into account any revenue generated during this period. Key areas of capital cost increases from the February 2016 Capital Cost Estimate included the transmission line ($37.9 million); costs to accelerate commissioning ($13.9 million); new scope items ($21.7 million); construction overages ($34.1 million); and Indirects/Owner’s costs ($31.4 million).

•                  In February, 2017, we completed an offering of $100 million aggregate principal amount of 2.25% unsecured convertible senior subordinated notes due 2022 (the “Notes”), which includes the exercise of the full amount of the over-allotment option of $10 million aggregate principal amount of Notes. The initial conversion rate for the Notes is 62.5000 Common Shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of $16.00 per Common Share.  The net proceeds of the Notes offering was used for working capital during start-up of the Brucejack Mine and for general corporate purposes.

•                  Construction of the Brucejack Mine advanced ahead of schedule: construction of underground infrastructure, including the crusher, rock breaker, feeder, electrical substation, conveying system and transfer towers was completed and commissioned.  All major mechanical and electrical components were delivered to site, installed and commissioned.  The transmission line connecting the Brucejack Mine to the BC Hydro power grid was completed and energized in March, 2017.

•                  Underground development continued to advance on schedule.  Access to production levels from the 1200 to 1410-meter levels was established and excavation of the major development infrastructure was completed. Underground work focused on continued ramp and level development and on establishing sills and opening levels laterally in support of the long-term mine plan.

•                  In May 2017, ore was first introduced to the mill with a focus on ramping up tonnage throughput to nameplate capacity as quickly as possible with low-grade ore.  During the month of June, the process plant at Brucejack processed 70,805 tonnes of ore (87.4% of one-twelfth of yearly nameplate capacity) from low-grade ore stockpiles for an average of 2,360 tonnes per day.  Under the terms of the Credit Facility among the Company and its lenders, the Commercial Production Date is defined as the first day of the calendar month immediately following the first calendar month during which the process plant processes ore at an average rate of 60% of one-twelfth of yearly nameplate capacity (985,500 tonnes per year or 2,700 tonnes per day).  As a result, effective July 1, 2017, Commercial Production was achieved at the Brucejack Mine.

•                  In our press release dated August 10, 2017, we announced that our regional grass-roots exploration program on the Bowser Regional Project east of the Brucejack Mine had commenced for 2017. The regional exploration program included the collection of over 11,000 samples, regional mapping, prospecting, airborne geophysics, ground geophysics, hyperspectral mapping, and data compilation.  To date, the program has resulted in the identification of three distinct areas that have the potential to host epithermal mineralization: the American Creek Zone, the Koopa Zone and the Boulder Zone.  A final data analysis is underway to refine high-priority targets for drilling in Spring 2018.

•                  In July, the process plant at Brucejack Mine continued to operate near nameplate capacity processing 83,667 tonnes of ore (99.9% of one-twelfth of yearly nameplate capacity) for an average of 2,699 tonnes per day from low-grade stockpiles, development muck and the introduction of stope ore.  Under the terms of the Credit Facility among the Company and its lenders, the Completion Date is the first day of the calendar month immediately following the first period of two consecutive calendar months during which the process plant processes ore at an average rate of 85% nameplate capacity (985,500 tonnes per year or 2,700 tonnes per day).  As a result, the Completion Date for the Brucejack Mine was declared as August 1, 2017.

•                  During August and September, 2017, ramp-up continued to advance at the Brucejack Mine.  With the grade ramping up and the mill exclusively processing stope ore, production of doré and flotation concentrate increased. Positive working capital was achieved during the third quarter.

•                  During the third and fourth quarter of 2017, two sills were established to open up two mining horizons for 2018, the 1200-meter Level to the 1320-meter Level and the 1320-meter Level to the 1440-meter Level. With the continued extension of the mining levels to the east and west within the two mining horizons and the increase in rate of development, stope inventory is expected to increase to 10 to 12 stopes with a range of grades by mid-year 2018.  The availability of stopes representing a range of grades, including multiple higher grade stopes, will allow mining operations to optimize stope blending and provide alternative stopes with comparable grades for mining if required. The increased stope inventory is expected to improve the management of production grades as the ramp-up continues.

•                  In 2017, the Brucejack Mine produced 152,484 ounces of gold, which excludes 8,510 ounces of gold from pre-commercial production and 179,237 ounces of silver from low-grade stockpiles, development muck and stope ore.

•                  In 2017, the Company sold 141,927 ounces of gold and 127,746 ounces of silver. As at December 31 2017, there were 7,716 ounces of gold doré and 10,328 ounces of gold in concentrate in finished goods.

•                  A total of 532,763 tonnes of ore, equivalent to a throughput rate of 2,895 tonnes per day, was processed in 2017.  The mill feed grade was 9.4 grams per tonne gold and recovery was 96.2%. The mill process continues to be reviewed to optimize recoveries. The main operating units in the mill building performed as expected and planning is underway to replace the concentrate bagging system which caused increased mill downtime and maintenance requirements.

•                  During 2017, 552,205 tonnes of ore were mined, equivalent to a mining rate of 3,001 tonnes per day.

•                  In December 2017, an application was submitted to the BC Ministry of Energy, Mines and Petroleum Resources and the BC Ministry of Environment and Climate Change Strategy to increase the Brucejack Mine production rate to 3,800 tonnes per day.  The application reflects a production rate increase to an annual average of 1.387 million tonnes from 0.99 million tonnes (daily average of 3,800 tonnes from 2,700 tonnes). The approval process is expected to take approximately six to twelve months.  Engineering is underway to assess the mill capacity upgrades required to increase the production rate. Based on preliminary engineering, the capital cost to increase the mill capacity is estimated to be less than $25 million and will be updated when the engineering process is complete.

2018 Subsequent Developments

•                  In our press release dated January 23, 2018, we announced that grade reconciliation to the reserve model for the period August 1, 2017 to December 31, 2017 was approximately 75% to 80%.  During the period, ore from the stopes developed on the 1200-meter Level sill provided approximately 25% of mill feed. These stopes were mined in establishing the 1200-meter Level sill as part of the long-term mine plan and had a lower drill density than stopes on other levels of the mine.  As the grade control program becomes operational and mining moves up from the 1200-meter Level into areas with higher drill density, reconciliation is expected to improve.

•                  On January 23, 2018, we also announced that gold production at Brucejack for the first half of 2018 was expected in the range of 150,000 ounces to 200,000 ounces, for total first year ramp-up gold production of 302,000 ounces to 352,000 ounces (July 1, 2017 to June 30, 2018).  As the ramp-up of mining into areas of higher definition drilling continues, steady state gold production is expected to be achieved in mid-to-late 2018.

•                  In our press release dated February 26, 2018, we announced that the grade control program, designed to refine stope dimensions, reduce dilution and optimize grade, had commenced. The program, comprising sampling and drilling, is being integrated into the mining process and is designed to refine stope dimensions, reduce dilution and optimize grade.

•                  In our press release dated March 8, 2018, we announced that an exploration drill program had been initiated to test for a porphyry source and to evaluate the potential extension of the Valley of the Kings to the east. The drill program will follow-up on the success of the 2015 regional grass-roots exploration drill program which intersected high-grade gold in the Flow Dome Zone, located approximately 500 meters east of the Brucejack Mine. A drill has been set up underground on the eastern edge of the 1200-meter Level of the Valley of the Kings development. Two drill holes, each 1,600 meters long, will serve to provide a continuum of information from the Valley of the Kings to the Flow Dome Zone. The drilling will also test below the Flow Dome Zone where structural geology combined with a geophysical anomaly suggests a potential porphyry source.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Mine development and has reviewed and is responsible for the technical and scientific information in this section of the AIF.

Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Vice President, Geology and Chief Geologist, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for the Brucejack Mine exploration drilling and reconciliation of 2017 ramp-up production and has reviewed and is responsible for the technical and scientific information in this section of the AIF.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the QP responsible for the 2017 Bowser Regional grass-roots exploration program and has reviewed and is responsible for the technical and scientific information in this section of the AIF.

Ivor W.O. Jones, M.Sc., FAusIMM, CPgeo is the independent Qualified Person (QP) responsible for the 2016 Mineral Resource Estimate Update and has reviewed and is responsible for the technical and scientific information in this section of the AIF.

Operating Results for 2017

In our press release dated March 8, 2018, we reported our operating results for the year ended 2017.  The operating results for the year ended 2017 were as follows:

•                  552,205 tonnes of ore were mined, equivalent to a mining rate of 3,001 tonnes per day;

•                  532,763 tonnes of ore were processed, equivalent to a throughput rate of 2,895 tonnes per day. The mill feed grade was 9.4 grams per tonne gold and recovery was 96.2%;

•                  152,484 ounces of gold were produced, which excluded 8,510 ounces of gold from pre-commercial production, and 179,237 ounces of silver from low-grade stockpiles, development muck and stope ore;

•                  141,927 ounces of gold and 127,746 ounces of silver were sold.

The following table summarizes our operating results for the three months and year ended December 31, 2017.

	Three months ended December 31,			Year ended December 31,
		2017	2016	2017(2)	2016

Ore mined	t	280,671	—	552,205	—
Mining rate	tpd	3,051	—	3,001	—
Ore milled	t	271,501	—	532,763	—
Head grade	g/t Au	8.2	—	9.4	—
Recovery	%	95.8	—	96.2	—
Mill throughput	tpd	2,951	—	2,895	—
Gold ounces produced(1)	oz	70,281	—	152,484	—
Silver ounces produced	oz	96,004	—	179,237	—
Gold ounces sold	oz	86,514	—	141,927	—
Silver ounces sold	oz	107,900	—	127,746	—

The following abbreviations were used above: t (tonnes), tpd (tonnes per day), g/t (grams per tonne), Au (gold) and oz (ounces).

(1)         Gold ounces produced for the year ended December 31, 2017 excludes 8,510 ounces produced in the pre-commercial production period.

(2)         Results for the year ended December 31, 2017 is only for the six months ended December 31, 2017 as commercial production commenced on July 1, 2017.

Mineral Reserves and Mineral Resources

On June 30, 2014, we filed the Brucejack Report, which is a NI 43-101 compliant feasibility study.  See “The Brucejack Report” at page 28.

Brucejack’s Valley of the Kings Proven and Probable Mineral Reserves as set out in the Brucejack Report are 6.9 million ounces of gold (13.6 million tonnes grading 15.7 grams of gold per tonne) and West Zone Proven and Probable Mineral Reserves are 600,000 ounces of gold (2.9 million tonnes grading 6.9 grams of gold per tonne).  The Mineral Reserve estimates by zone and Reserve category are summarized below:

Valley of the Kings Mineral Reserve Estimate(1)(2) — June 2014

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Proven	2.1	15.6	12	1.1	0.8
Probable	11.5	15.7	10	5.8	3.9
Total P&P	13.6	15.7	11	6.9	4.6

(1) Rounding of some figures may lead to minor discrepancies in totals

(2) Based on C$180/t cutoff grade, $1,100/oz Au price, $17/oz Ag price, exchange rate=US$0.92/C$1

West Zone Mineral Reserve Estimate(3) — June 2014

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Proven	1.4	7.2	383	0.3	17.4
Probable	1.5	6.5	181	0.3	8.6
Total P&P	2.9	6.9	279	0.6	26.0

(3) See notes (1) and (2) to the table above..

The Brucejack Report set out a base case ($1,100/ounce gold, $17/ounce silver and exchange rate of US$0.92:C$1) estimated pre-tax Net Present Value (5% discount) of $2.25 billion, with an internal rate of return of 34.7%.

The Brucejack Report contemplated average annual production during the first eight years of 504,000 ounces of gold and during the 18 year Life of Mine (“LOM”) 404,000 ounces of gold, an estimated capital cost, including contingencies, of $746.9 million and an average processing rate of 2,700 tonnes/day with operating costs of C$163.05 per tonne milled.

Updated Valley of the Kings Mineral Resource estimate

In our press release of July 21, 2016, we announced an updated Valley of the Kings Mineral Resource estimate in accordance with National Instrument 43-101 for Brucejack (the “2016 Mineral Resource Estimate Update”).  The 2016 Mineral Resource Estimate Update was prepared under the guidance and supervision of Ivor W.O. Jones, M.Sc., FAusIMM, CPgeo who is the independent Qualified Person (QP) responsible for the Mineral Resource for Brucejack.  The Company employed the same approach and methodology as was used for the December 2013 Valley of the Kings Mineral Resource estimate.

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

Valley of the Kings Mineral Resource estimate — July 2016(1),(4)

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

There was no depletion of the Mineral Resource by production as at July, 2016.

Ivor W.O. Jones, M.Sc., FAusIMM, CPgeo is the independent Qualified Person (QP) responsible for the 2016 Mineral Resource Update for Brucejack and has reviewed and is responsible for the technical and scientific information in this section of the AIF.

Updated Valley of the Kings Mineral Reserve estimate

In our press release dated December 15, 2016 we announced a positive updated Valley of the Kings Mineral Reserve estimate for Brucejack (“2016 Mineral Reserve Estimate Update”) which was based on the 2016 Mineral Resource Estimate Update.  The following table is a summary of the 2016 Mineral Reserve Estimate Update.

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

Valley of the Kings Mineral Reserve Estimate — December 2016(1-5)

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

(3) A 94% tonnage recovery is used

(4) Assumptions used include $1,100 per ounce of gold $17 per ounce of silver and a of US$0.92:C$1 exchange rate

(5) A NSR cut-off of CAD$180/tonne was used to optimize the stopes

Russell Pennell, B.A.Sc., P.Eng., Senior Mining Engineer, Pretium Resources Inc. is the Qualified Person responsible for the Reserve Estimate and Mine Plan Update for Brucejack.

Capital Cost

The final cost to construct the Brucejack Mine was $940.0 million which included non-cash items not included in the February 2017 Capital Cost Forecast nor the February 2016 Capital Cost Update, such as capitalized borrowing costs, depreciation, share-based compensation and recognition of the decommission and restoration provision. The cash costs to construct the Brucejack mine were $827.7 which was $16.7 or 2.1% over the February 2017 Capital Cost Forecast. The key areas of increase from the February 2017 Forecast included Mine Underground costs of $10 million for additional development required for operations (underground mining costs are also included in “Working Capital” costs which represent the first three months of operation start-up) and Indirect Costs of $10 million for additional site snow removal during early 2017 and vendor assistance during the commissioning phase.

The following is a summary of the Final Actual Capital Cost compared with the February 2017 Capital Cost Forecast and the February 2016 Capital Cost Estimate:

Capital Cost Summary Comparison(1)

	December 31, 2017 Actual ($ million)	February 2017 Forecast ($ million)	February 2016 Estimate ($ million)
Mine underground	113.8	90.7	101.4
Mine site(2)	255.4	250.4	165.3
Offsite Infrastructure(3)	106.4	108.8	81.0
Total Direct Costs	475.6	449.9	347.7
Indirect Costs	88.8	78.3	97.5
Owner’s Costs	208.4	209.0	160.3
Contingency	—	5.1	35.3
Total Capital Cost	772.7	742.3	640.8
Working Capital	55.0	68.8	56.0
Total Construction Cost	827.7	811.1	696.8

(1)         US$0.747:C$1 Actual; US$0.75:C$1 for 2017 Forecast and 2016 Estimate

(2)         Includes mine site, mine site process, mine site utilities, mine site facilities, tailings facilities, mine site temporary facilities and surface mobile equipment.

(3)         Includes transmission line.

In our press release of February 21, 2017, we announced that our total project capital cost forecast to complete construction of the Brucejack Mine, including contingencies, was $811.1 million, an increase of 16% from the February 2016 capital cost estimate of $696.8 million (the “February 2017 Capital Cost Forecast”).  Key areas of capital cost increases from the February 2016 Capital Cost Estimate included the transmission line ($37.9 million); costs to accelerate commissioning ($13.9 million); new scope items ($21.7 million); construction overages ($34.1 million); and Indirects/Owner’s costs ($31.4 million).

The Brucejack Mine Economics were updated based on the February 2017 Capital Cost Forecast (the “2017 Project Economics”).  Net Cash Flows and Net Present Values decreased slightly and Internal Rates of Return and Payback improved marginally in comparison to the Project Economics that were announced in our press release dated February 17, 2016.

The following table provides an updated summary of the 2017 Project Economics by metal price.

Summary of Brucejack Economic Results by Metal Price — February 2017 Update(4,5)

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

Exploration Assets

Our exploration and evaluation assets are the Snowfield Project and Bowser Regional Project.

Snowfield Project

We have a 100% interest in the Snowfield Project which borders Brucejack Mine to the north.  The Snowfield Project mineral claim is in good standing until 2029 and we continue to conduct baseline environmental studies for potential future development.

The Snowfield Project represents a longer term gold opportunity for our shareholders.  Although we do not have a development plan as yet for the Snowfield Project, we plan to continue to explore the area and have budgeted for additional environmental studies which will benefit both Brucejack and Snowfield Projects.

Bowser Regional Project

The Bowser Regional Project area is southeast of the Brucejack Mine and comprises 1,220 square kilometres (the “Bowser Regional Project”).  An extensive regional exploration campaign was initiated in 2015 to identify mineralized zones similar to the Valley of the Kings and Eskay Creek deposits.  The comprehensive regional exploration program included the collection of over 11,000 samples, regional mapping, prospecting, airborne geophysics, ground geophysics, hyperspectral mapping, and data compilation. To date, the program has resulted in the identification of three distinct areas that have the potential to host epithermal mineralization: the American Creek Zone, the Koopa Zone and the Boulder Zone.

Several gold and silver epithermal targets have been identified in the American Creek Zone located approximately 25 kilometers southeast of the Brucejack Mine. The American Creek valley is dominated by kilometer-scale north-south structures and localized east-west stockworks, which host elevated gold values of up to 62.5 grams of gold per tonne in rocks of the Lower Hazelton Group, Unuk River Formation, the same formation that hosts the Brucejack Mine. Geophysical conductors identified in the American Creek Zone are supported by coincident pathfinder minerals and trace elements associated with epithermal mineralization.

The Koopa Zone, located approximately 30 kilometers east-southeast of the Brucejack Mine, is dominated by intensely quartz-sericite pyrite altered Salmon River Formation volcanics and

Quock Formation sediments of the Upper Hazelton Group. As no previous work had been completed at this zone, 2017 efforts focused on prospecting and mapping, with ground geophysical surveys undertaken to assist with interpretations at depth and in areas with limited exposure. Prospective precious and base metal grab samples have been collected across the zone returning results as high as 5.28 grams of gold per tonne, 1,460 grams of silver per tonne, 9% lead and 25% zinc with geochemical signatures similar to intrusion-related epithermal gold deposits.

Approximately 15 kilometers east of the Brucejack Mine, numerous high-grade gold boulders have been sampled at the Boulder Zone, with grades as high as 19.25 grams of gold per tonne. Ground geophysics have been conducted over the area to find the source of the boulders. Alteration, geochemistry and Upper Hazelton Group rocks in the area do indicate the boulders are potentially VMS related.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc, is the QP responsible for the Bowser Regional grass-roots exploration program and has reviewed and is responsible for the technical and scientific information in this section of the AIF.

Specialized Skills and Knowledge

The nature of our business requires specialized skills and knowledge.  We operate an underground mining operation in northern British Columbia which requires technical expertise in the specific areas and as such, we employ a number of people with extensive experience in geology, engineering, mine planning, metallurgical processing, mine operations, environmental compliance, sustainability, exploration and development, and accounting.

In order to attract and retain personnel with the specialized skills and knowledge required for our operations, we maintain competitive remuneration and compensation packages. To date, we have been able to meet our staffing requirements.

Employees

We employ a total of 484 full time employees as at December 31, 2017.  Due to the rotational nature of employment at Brucejack Mine, there may be two people for the majority of positions at site.  We are committed to providing, where possible, employment opportunities with members of the local communities and First Nations.

Competitive Conditions

The precious metal mineral exploration and mining business is competitive. We compete with numerous other companies, including many large established mining companies having substantial capabilities and greater financial and technical resources than us.  Our current focus is on gold production at the Brucejack Mine and as such, we are subject to certain advantages and disadvantages related to the price of gold.

Cycles

Year-round operations in the northern British Columbia present certain challenges, particularly in the winter months. We believe we have adequately accounted for such challenges in our business and operational plans however, there are risks associated with such operations.  Demand for and the price of gold is volatile and affected by numerous factors beyond our control. See “Risk Factors” below.

Social and Environmental Policies

The Company has adopted several policies concerning health, safety, and the overall welfare of people and the environment. These policies include the Code of Business Conduct and Ethics of the Company (the “Code”), a Health and Safety Policy and a Drug and Alcohol Policy.

The Code embodies our commitment to ethical principles and set out our responsibilities to our shareholders, employees, lenders and other stakeholders.  Our Code addresses general business ethical principles, conflicts of interests, special ethical obligations for employees with financial reporting responsibilities, insider trading laws, reporting of any unlawful or unethical conduct, political contributions and other relevant issues.

Our Code also states our commitment to a work environment that is free from discrimination and harassment and our commitment to providing all employees a workplace that respects their basic human rights. The Code can be found on the Company’s website and is available under the Company’s profile on SEDAR at www.sedar.com.

We have implemented these policies and practices with respect to our operations at the Brucejack Mine, which include the maintenance of a drug and alcohol-free environment.  We believe that safe operating practices are a shared responsibility among our management, employees, contractors and community visitors.  We are all committed to the implementation of health and safety practices to ensure our own personal safety and the safety of our fellow employees.

Our Board has adopted a Whistleblower Policy for individuals to report complaints and concerns regarding, among other things, violations of the Code. As well, we have an Anti-bribery and Anti-corruption Policy which requires that directors, officers, employees and contractors conduct business in a manner that does not contravene anti-bribery and anti-corruption laws, including the Criminal Code (Canada) and Corruption of Foreign Public Officials Act (Canada).

We are committed to maintaining environmental protection practices compliant with applicable laws and contractual obligations, and to practicing environmental stewardship which seeks to minimize the impact of our operations on the environment.

Our employee health and safety, environmental and sustainability activities are overseen by the Technical & Sustainability Committee of the Board.

Permitting & Environmental

Our development, exploration and operating activities are subject to various levels of federal, provincial and municipal laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.

There are specific statutory and regulatory requirements and standards that must be met throughout the exploration, development and operations stages of a mining property with respect to air quality, water quality, fisheries and wildlife protection, solid and hazardous waste management and disposal, noise, land use and reclamation.  We believe our operational, development and environmental plans adequately address the environmental risks associated with our operations and that we currently have in place appropriate safeguards to protect the environment.

We have operated in material compliance with our environmental approvals and have successfully administered a rigorous environmental monitoring and reporting program.

We believe we have appropriately accounted for the costs associated with our environmental protection, monitoring and controls; however, environmental regulations are evolving in a manner which tends to impose higher standards with respect to permitting and environmental controls, as well as stricter enforcement of non-compliance penalties for companies and their directors, officers and employees with respect to compliance.

We may be required to post additional security in respect of its environmental obligations. Any changes to the current environmental regulatory regime to which we are subject may result in increased costs and decreased production and revenue in the future, which could adversely affect our earnings and competitive position.  See “Risk Factors” below.

Indebtedness

Construction Financing Package

In September, 2015, we completed the Orion and Blackstone Financing which was comprised of the Credit Facility, the Stream Agreement and the Private Placement.

Upon closing, we received $340,000,000 comprised of: (i) $150,000,000 as an initial advance under the Credit Facility; (ii) $150,000,000 as a deposit under the Stream Agreement (the “Deposit”); and (iii) $40,000,000, being the aggregate subscription price under the Private Placement.

The Credit Facility consisted of a credit agreement among the Company, as borrower, Pretium Exploration and 0890696 BC Ltd. (“089”), as guarantors, Orion and BTO, as lenders and Orion, as administrative agent, dated September 15, 2015 (the “Credit Agreement”) and an offtake agreement among Pretium Exploration, the Company, 089, Orion Co-Investments II (Stream) Limited (“Orion Stream”) and BTO Midas L.P. (“BTO Midas”), dated September 15, 2015 (the “Offtake Agreement”).

The Credit Agreement is a senior secured loan facility of $350,000,000 of which $150,000,000 was advanced at closing, leaving $200,000,000 available to be drawn in up to $50,000,000 tranches (with each tranche subject to a minimum amount of $5,000,000) beginning six months from the closing date of the Credit Agreement over a period of 18 months with each draw subject to an arrangement fee of 3%.  The facility was fully drawn on February 15, 2017.  The Credit Agreement has a fixed interest rate of 7.5%. Principal and accrued interest compounded quarterly is due at maturity on December 31, 2018. We have an option to extend maturity to December 31, 2019 on payment of 2.5% of the principal amount outstanding.

The Offtake Agreement applies to sales from the first 7,067,000 ounces of refined gold (less any delivered ounces pursuant to the Stream Agreement).  Orion Stream and BTO Midas will pay for refined gold based on a market referenced gold price in U.S. dollars per ounce during a defined pricing period before and after the date of each sale. The offtake obligation applies to 100% of refined gold produced at the Brucejack Mine less the percentage of refined gold to be delivered pursuant to the Stream Agreement. Moreover, Pretium Exploration has the option to reduce the offtake obligation by one of the following options:

i.                                          Effective on December 31, 2018, Pretium Exploration can elect to reduce the offtake obligation to either i) 50% by paying $11 per ounce multiplied by 0.5, on the remaining undelivered gold ounces, or ii) 25% by paying $11 per ounce multiplied by 0.75, on the remaining undelivered gold ounces; or

ii.                                       Effective on December 31, 2019 Pretium Exploration can elect to reduce the offtake obligation to either i) 50% by paying $13 per ounce multiplied by 0.5, on the remaining undelivered gold ounces, or ii) 25% by paying $13 per ounce multiplied by 0.75, on the remaining undelivered gold ounces.

Pursuant to the Stream Agreement among Orion Stream and BTO Midas as purchasers, the Company and Pretium Exploration, as seller, Orion Stream, as purchaser’s agent, Orion, as collateral agent, dated September 15, 2015, the Deposit was advanced at closing as prepayment in consideration of a callable stream that applies to 8% of the 7,067,000 ounces of refined gold and 26,297,000 ounces of refined silver produced at the Brucejack Mine (the “Refined Precious Metals”). The Refined Precious Metals subject to the Stream Agreement will be reduced by the aggregate ounces of Refined Precious Metals sold and delivered prior to the applicable delivery start date.

Pretium Exploration may elect to repurchase all or a portion of the Refined Precious Metals stream by one of the following options:

i.                                          On December 31, 2018, Pretium Exploration can elect to repurchase the entire 8% stream by paying $237,000,000 or can elect to reduce the stream to 3% of Refined Precious Metals by paying $150,000,000, in which case the stream deliveries would commence January 1, 2019; or

ii.                                       On December 31, 2019, Pretium Exploration can elect to repurchase the entire 8% stream by paying $272,000,000 or can elect to reduce the stream to 4% of Refined Precious Metals by paying $150,000,000, in which case the stream deliveries would commence January 1, 2020.

If Pretium Exploration does not exercise the right to reduce or repurchase the Refined Precious Metals stream by December 31, 2019, $20,000,000 will be payable to Orion Stream and BTO Midas and an 8% stream will apply to the Refined Precious Metals beginning January 1, 2020, with payment of $400 per ounce of gold and US$4.00 per ounce of silver. If the market price of gold is greater than $400 per ounce, the excess will decrease the Deposit until it has been reduced to nil.

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

Osisko Gold Royalties Ltd. acquired a 100% equity interest in the Orion Stream in July 2017 and a private equity firm acquired a 100% equity interest in BTO Midas in December 2017, therefore Orion and Blackstone have no further interest in the Offtake Agreement or the Stream Agreement.

Under the Private Placement, each of Orion and BTO subscribed for 3,848,004 of our Common Shares at $5.1975 per Common Share for aggregate proceeds at closing of $40,000,000. Orion and BTO are also entitled to maintain their proportionate ownership of our Common Shares by participating pro rata in issuances of our Common Shares (subject to certain exceptions) until the maturity date of the Credit Agreement.

Convertible Debenture

In February, 2017, we completed an offering of $100 million aggregate principal amount Notes, which includes the exercise of the full amount of the over-allotment option of $10 million aggregate principal amount of Notes.

The initial conversion rate for the Notes is 62.5000 Common Shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of $16.00 per Common Share.  The net proceeds of the Notes offering was used for working capital during start-up of the Brucejack Mine and for general corporate purposes.

Principal Markets and Distribution

The Offtake Agreement applies to the sales from the first 7,067,000 ounces of refined gold (less any delivered ounces pursuant to the Stream Agreement).  Orion Stream and BTO Midas will pay for refined gold based on a market referenced gold price in U.S. dollars per ounce during a defined pricing period before and after the date of each sale. The offtake obligation applies to

100% of refined gold produced at the Brucejack Mine less the percentage of refined gold to be delivered pursuant to the Stream Agreement.

Under the Stream Agreement, there is a callable stream that applies to 8% of the Refined Precious Metals. The Refined Precious Metals subject to the Stream Agreement will be reduced by the aggregate ounces of Refined Precious Metals sold and delivered prior to the applicable delivery start date.

BRUCEJACK 43-101 REPORT

Unless stated otherwise, the scientific and technical information in this AIF is solely derived from, and in some instances is an extract from, the Brucejack Report.

The following disclosure relating to the Brucejack Mine is based on information derived from the Brucejack Report, the NI 43-101 compliant feasibility study on Brucejack.

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

The Brucejack Project (also known as the “Property” in the Brucejack Report) consists of four mining leases and six mineral claims currently totalling 3,304 hectares.  The mining leases require annual payments to remain in good standing and, as at the date of this AIF, the mineral claims are in good standing until January 31, 2029.

Project Description and Location

The Brucejack Project is centred at approximately latitude 56°28’20”N by longitude 130°11’31”W, approximately 950 kilometres northwest of Vancouver, 65 kilometres north-northwest of Stewart, and 21 kilometres south-southeast of the Eskay Creek Mine.

We acquired our 100% outright interest in the Brucejack Project in December 2010, pursuant to the Acquisition Agreement with Silver Standard Resources Inc. (now known as SSR Mining Inc.)(“Silver Standard”).  The Brucejack Project is subject to a 1.2% net smelter returns royalty in favour of Franco-Nevada Corporation (“Franco-Nevada”) on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

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

In 1999, Silver Standard acquired Newhawk and with it, Newhawk’s 60% interest and control of the Brucejack Project.  In 2001, Silver Standard acquired Black Hawk’s 40% direct interest in the Brucejack Project, resulting in 100% interest in the Brucejack Project.

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

Resource Reporting

The Mineral Resources are reported above a cut-off grade of 5 g/t gold equivalent (AuEq) which reflects the potential economics of a high grade underground mining scenario.  The AuEq value for each block is consistent with the November 2012 Mineral Resource.  In that evaluation, the AuEq value was calculated according to the formula (AuEq = Au + Ag/53) based upon prices of $1,590/oz and $30/oz for gold and silver respectively.  Recoveries for gold and silver are assumed to be similar.

High grade Mineral Resources for the Valley of the Kings and the West Zone are summarized in Table 1 and Table 2 respectively (below).

Table 1
Valley of the Kings Mineral Resource estimate
based on a cut-off grade of 5 g/t AuEq — December 2013(1)(4)(5)

				Contained(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold (Moz)	Silver (Moz)
Measured	2.0	19.3	14.4	1.2	0.9
Indicated	13.4	17.4	14.3	7.5	6.1
M + I	15.3	17.6	14.3	8.7	7.0
Inferred(2)	5.9	25.6	20.6	4.9	3.9

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

(5)         The gold equivalent value is defined as AuEq = Au + Ag/53.

Table 2
West Zone Mineral Resource estimate
based on a cut-off grade of 5 g/t AuEq — April 2012 (1)(4)(5)

				Contained(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold (Moz)	Silver (Moz)
Measured	2.4	5.85	347	0.5	26.8
Indicated	2.5	5.86	190	0.5	15.1
M+I	4.9	5.85	267	0.9	41.9
Inferred(2)	4.0	6.44	82	0.8	10.6

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

A net smelter return (NSR) cut-off grade of C$180/t of ore was used to define the Mineral Reserves (as used in previous studies).  The NSR for each block in the resource model was calculated as the payable revenue for gold and silver, less refining, concentrate treatment, transportation, and insurance costs.  The metal price assumptions are $1,100/oz gold and $17/oz silver.  Costs assume an exchange rate of US$0.92:C$1.

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

Brucejack Mineral Reserves* by Zone and by Reserve Category (June 19, 2014)

		Ore	Grade		Metal
Zone		Tonnes (Mt)	Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)
Valley of the Kings Zone	Proven	2.1	15.6	12	1.1	0.8
	Probable	11.5	15.7	10	5.8	3.9
	Total	13.6	15.7	11	6.9	4.6
West Zone	Proven	1.4	7.2	383	0.3	17.4
	Probable	1.5	6.5	181	0.3	8.6
	Total	2.9	6.9	279	0.6	26.0
Total Mine	Proven	3.5	12.2	161	1..4	18.2
	Probable	13.0	14.7	30	6.1	12.5
	Total	16.5	14.1	58	7.5	30.7

Note:            *Rounding of some figures may lead to minor discrepancies in totals.  Based on C$180/t cut-off grade, $1,100/oz gold price, $17/oz silver price, exchange rate of US$0.92:C$1.

Brucejack Mineral Reserves* by Mining Block (June 19, 2014)

	Ore		Grade		Contained Metal
Mining Block	Tonnes (Mt)	NSR ($/t)	Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)
Valley of the Kings Upper	4.3	578	16.9	12	2.3	1.6
Valley of the Kings Middle	5.7	503	14.9	10	2.7	1.9
Valley of the Kings Lower	3.7	530	15.5	9	1.8	1.1
Valley of the Kings	13.6	534	15.7	11	6.9	4.6
WZ Upper	0.6	304	4.2	407	0.1	8.0
WZ Lower	2.3	350	7.6	245	0.6	18.1
WZ	2.9	340	6.9	279	0.6	26.0
Mining Block Total	16.5	500	14.1	58	7.5	30.7

Note:                  *Rounding of some figures may lead to minor discrepancies in totals.  Based on C$180/t cut-off grade, $1,110/oz gold price, $17/oz silver price, exchange rate of US$0.92:C$1.

Project Infrastructure

The Brucejack Project required the development of a number of infrastructure items. The locations of project facilities and other infrastructure items were selected to take advantage of local topography, accommodate environmental considerations, and ensure efficient and convenient operation of the mine haul fleet.

Project infrastructure included:

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

Due to the nature of our business, we may be subject to a variety of regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business.  The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence of advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal.  There can be no assurances that these matters will not have a material adverse effect on our business.

As of the date hereof, we are aware of legal proceedings in Ontario and in New York, as more particularly described in the section entitled “Legal Proceedings” on page 81 of this AIF and in our Management’s Discussion & Analysis of our financial condition and results of operations for the year ended December 31, 2017.

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

Our ability to meet our debt service requirements will depend on our ability to generate cash from mining activities or the issuance of additional equity or debt securities. There can be no assurance that we will generate cash flow in amounts sufficient to pay outstanding indebtedness or to fund any other liquidity needs. If the cash generated from mining activities is insufficient to meet the obligations to pay interest and principal under the Credit Agreement, the lenders may exercise their rights under the security arrangements of the Credit Agreement, which could result in a loss or substantial reduction in the value of our principal assets. If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure our debt.

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

Our ability to make deliveries under the Stream Agreement and Offtake Agreement is dependent on our ability to successfully achieve steady-state production at the Brucejack Mine, as well as the Company’s financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control.

If our cash flows and capital resources are insufficient, we could face substantial liquidity problems and could be forced to reduce or delay investment and capital expenditures or to dispose of material assets or operations, or seek additional debt or equity capital. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our delivery obligations under the Stream Agreement and Offtake Agreement. If we do not meet our delivery obligations within the term of the Stream Agreement the uncredited balance of the Deposit under the Stream Agreement shall be due and owing. Failure to otherwise fulfill our commitments under these agreements could result in adverse impacts on our business. See “General Development of Our Business”.

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

Our expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections for the Brucejack Mine which are contained in the Brucejack Technical Report and the 2017 Project Economics Update are based on assumed or estimated future metals prices, cut-off grades, operating costs, capital costs and expenditures and other factors that each may prove to be inaccurate. Therefore, the Brucejack Technical Report and the 2017 Project Economics Update may prove to be unreliable if the assumptions or estimates do not reflect actual facts and events. For example, significant declines in market prices for precious metals or extended periods of inflation would have an adverse effect on the economic projections set forth in the Brucejack Technical Report and the 2017 Project Economics Update.

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

Development of our mineral properties requires the construction and operation of mines, processing plants and related infrastructure. As a result, we are and will continue to be subject to all of the risks associated with establishing new mining operations, including:

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

We may not have sufficient funds to mine, develop, expand or complete further exploration programs on our mineral properties.

Mining, development, expansion and exploration of our properties will require ongoing financing as a result of various factors including the potential for rising and unforeseen costs and fluctuations in metal prices. We must generate sufficient internal cash flow or be able to utilize available financing sources to finance our growth and sustaining capital requirements.  In the future, our ability to continue exploration, and development and production activities, if any, may depend on our ability to obtain additional external financing. Any unexpected costs, problems or delays could severely impact our ability to continue exploration and development activities.  Our access to financing is always uncertain.

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

We are dependent on the Brucejack Mine for our future operating revenue.

Our only material property for the purposes of NI 43-101 is the Brucejack Mine, which has a limited life based on mineral resource estimates.  Mineral resources are not mineral reserves and do not have demonstrated economic viability.  We must continually explore to replace and expand our Mineral Reserves and Mineral Resources.  In the absence of additional mineral projects, we will be solely dependent upon the Brucejack Project for our revenue and profits, if any.

Ongoing operations and future development costs are difficult to predict and may render the development of the Brucejack Mine financially unfeasible.  The success of our mining operations is dependent on many factors including: the discovery and/or acquisition of Mineral Reserves and Mineral Resources; successful conclusions to feasibility and other mining studies; access to adequate capital for project development and to sustaining capital; design and construction of efficient mining and processing facilities within capital expenditure budgets; obtaining permits, consents and approvals necessary for the conduct of exploration and mining; compliance with the terms and conditions of all permits, consents and approvals during the course of mining activities; access to competent operational management and prudent financial administration, including the availability and reliability of appropriately qualified employees, contractors and consultants; and the ability to procure major equipment items and key consumables in a timely and cost-effective manner.

Increases in oil prices, and in turn diesel fuel prices, and the cost of equipment would add significantly to operating costs. These are all beyond our control. An inability to secure ongoing supply of such goods and services at prices assumed within the short and long term mine plans, and assumed within feasibility studies, could have a material and adverse effect on the results of our costs, results of operations and financial condition. This could render a previously profitable project unprofitable.

Costs can also be affected by factors such as changes in market conditions, government policies and exchange rates, all of which are unpredictable and outside our control.

Mineral resource and reserve calculations are only estimates.

Any figures presented for mineral resources in this AIF or documents incorporated by reference herein, any figures for mineral resources which may be presented in the future or any figures for mineral reserves that may be presented by us in the future are and will only be estimates. There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserve estimates or mineral resource estimates are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurances can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations as to the mineral resources and grades of mineralization on our properties.

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

Our mineral resource estimates have been determined and valued based on assumed future metal prices, cut-off grades, operating costs and other assumptions that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of our mineralization uneconomic and result in reduced reported mineral resources, which in turn could have a material adverse effect on our results of operations or financial condition.  We cannot provide assurance that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. In addition, if our projects produce concentrate for which there is no market, specifically, with respect to concentrate containing rhenium, this may have an impact on the economic model for the Brucejack Mine. A reduction in any resources that may be estimated by us in the future could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

No assurances can be given that any mineral resource estimates for the Brucejack Mine will ultimately be reclassified as proven or probable mineral reserves. The failure to establish proven and probable mineral reserves could restrict our ability to successfully implement our strategies for long-term growth and may impact future cash flows, earnings, results of operation and financial condition.

Uncertainty exists related to mineral resources

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

Depletion of Mineral Reserves

Given that mines have limited lives based on proven and probable mineral reserves, we must continually replace and expand our mineral resources and mineral reserves at the Brucejack Mine and discover, develop or acquire mineral reserves for production.

Our ability to maintain or increase our annual production of gold will depend in significant part on our ability to expand mineral reserves or develop or acquire new mineral reserves and mineral resources.  Exploration is inherently speculative, is frequently unsuccessful and involves many risks.  There is a risk that depletion of reserves will not be offset by discoveries or acquisitions.

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

We have a history of negative operating cash flow and a significant accumulated deficit. We may continue to incur losses and may experience negative operating cash flow for the foreseeable future.

We have incurred net losses in each fiscal year since our inception.  For the year ended December 31, 2017, we had a net loss of $16.5 million and as December 31, 2017, we had an accumulated deficit of $152.6 million.  With the commencement of commercial production, we generated operating cash flow for the ended December 31, 2017 in the amount of $73.3 million compared to negative operating cash flow of $12.2 million for the year ended December 31, 2016.

There can be no assurance that we will generate any revenues or achieve profitability or that the Brucejack Mine will generate earnings, operate profitably or provide a return on investment in the future.   Our business strategies may not be successful and we may not be profitable in any future period.

There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.  There can be no assurance that significant additional losses will not occur in the near future or that we will be profitable in the future.  Our operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with advancing exploration, development and commercial production of our properties are added.

The amount and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, our acquisition of additional properties and other factors, many of which are beyond our control.

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

If a counterparty does not meet its contractual obligations under the Credit Agreement, Stream Agreement or Offtake Agreement, or if they become insolvent, our future operating results may be materially adversely impacted. Pursuant to the Stream Agreement and Offtake Agreement, we have agreed to sell Refined Precious Metals to Orion Stream and BTO Midas

(see “Our Business”). If Orion, Orion Stream or BTO Midas do not meet their respective obligations under the Credit Agreement, Stream Agreement or Offtake Agreement, this could have a material and adverse impact our operations and our financial situation.

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

Events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the gold mining industry, have been and continue to be impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and profitability. A number of issues related to economic conditions could have a material adverse effect on our financial condition and results of operations, specifically:

•                     contraction in credit markets could impact the cost and availability of financing and our overall liquidity;

•                     the volatility of gold and other metal prices would impact our revenues, profits, losses and cash flow;

•                     continued recessionary pressures could adversely impact demand for our production;

•                     volatile energy, commodity and consumables prices and currency exchange rates could impact our production costs; and

•                     the devaluation and volatility of global stock markets could impact the valuation of our equity and other securities.

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

We are dependent upon the efforts of our employees and contractors and our operations would be adversely affected if we fail to maintain satisfactory labour relations.

Certain of our mining and exploration activities are conducted by outside contractors. As a result, our operations may be subject to a number of risks, some of which will be outside of our control, including negotiating agreements with contractors on acceptable terms; the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement; reduced control over such aspects of operations that are of the responsibility of the contractor; failure of a contractor to perform under its agreement with us; failure of a contractor to comply with applicable legal and regulatory requirements, to the extent that it is responsible for such compliance; and problems of a contractor with managing its workforce, labour, unrest or other employment issues. In addition, we may incur liability to third parties as a result of the actions of a contractor. The occurrence of one or more of these risks could have a material adverse effect on our business, results of operations and financial condition.

Production at our Brucejack Mine is dependent upon the efforts of our employees and our operations would be adversely affected if we fail to maintain satisfactory labour relations. Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring new miners could materially adversely affect our business. This would have a negative effect on our business and results of operations; which might result in our not meeting its business objectives.

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

The Canadian Extractive Sector Transparency Measures Act (“ESTMA”), which became effective June 1, 2015, requires public disclosure of payments to governments by mining companies engaged in the commercial development of minerals who are either publicly listed in Canada or with business or assets in Canada.  Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments, and including Aboriginal groups, although there is a two year moratorium on disclosure of Canadian First Nations.  ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure improvement payments, and any other prescribed payment over C$100,000.  Failure to report, false reporting or structuring payments to avoid reporting may result in fines of up to C$250,000 (which may be concurrent).  If we find ourselves subject to an enforcement action or in violation of ESTMA, this may result in significant penalties, fines and/or sanctions imposed on us resulting in a material adverse effect on our reputation.

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

We have obtained major permits that were required to complete construction and commence production at the Brucejack Mine however, we cannot provide assurance that all rights and permits that we require for our future operations, including increasing the production rate at the Brucejack Mine, for construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. Unexpected costs or delays with the permitting process, failure to obtain required permits or the expiry, revocation or failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.

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

Our operations will generate chemical and metals depositions in the form of tailings. Our ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with our activities or of other mining companies that affect the environment, human health and safety. Recent regulations under the British Columbia Mines Act increase potential penalties for prosecutions and allow for administrative monetary penalties to be imposed without a court process.

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

Extreme weather events (such as increased periods of snow and increased frequency and intensity of storms) have the potential to disrupt our operations, as well as our exploration and development plans.  Our emergency plans for managing extreme weather conditions may not be sufficient and extended disruptions could have adverse effects on our results of operations and financial condition.

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

We annually document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”).  SOX requires an annual assessment by management of the effectiveness of our internal control over financial reporting and, for fiscal years commencing with our fiscal year ended December 31, 2012, an attestation report by our independent auditors addressing the effectiveness of internal control over financial reporting.  We may fail to maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and we may not be able to conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with Section 404 of SOX.

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

Our mineral claims and leases lie within territory claimed by First Nations and a portion lies within the Nass Area, as defined in the Nisga’a Final Agreement between the Nisga’a Lisims Government and the Federal and Provincial governments, which came into effect on May 11, 2000. However, there may be overlapping claims by other First Nations. Given the unsettled nature of land claims and treaty rights in British Columbia, as well as the rights of the Nisga’a under the Nisga’a Final Agreement, there can be no guarantee that there will not be delays in any required approvals, unexpected interruptions in project progress, requirements for First Nations consent, cancellation of permits and licences, or additional costs to advance the Company’s projects.

In addition, the Government of Canada has expressed a renewed commitment to implementing the United Nations Declaration of the Rights of Indigenous People which requires governments to obtain the free, prior, and informed consent of indigenous peoples who may be affected by government action, such as the granting of mining concessions or approval of mine permits.

In order to facilitate mine permitting, construction and the commencement of mining activities, we may deem it necessary and prudent to try to obtain the cooperation and approval of the local First Nations groups. Any cooperation and approval may be predicated on our committing to take measures to limit the adverse impacts on local First Nations groups and ensuring that some of the economic benefits of the construction and mining activity will be enjoyed by the local First Nations groups. There can be no guarantee that any of our efforts to secure such cooperation or approval would be successful or that the assertion of First Nations rights and title, or claims of insufficient consultation or accommodation, will not create delays in project approval or unexpected interruptions in project progress, requirements for First Nations consent, cancellation of permits and licences, or result in additional costs to advance our projects.

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

As at the date of this AIF, to the best of our knowledge, Black Rock Asset Management holds approximately 15.8% of our outstanding Common Shares. Van Eck Associates holds approximately 10.77% of our outstanding Common Shares.

Collectively, these shareholders hold approximately 26.57% of our Common Shares and as a result, these shareholders may have significant influence over the passage of any resolution of our shareholders.

Under the terms of the September 15, 2015 subscription agreements between the Company and each of Orion and BTO relating to the Orion and Blackstone Financing, Orion and BTO are entitled to maintain their proportionate ownership of our Common Shares by participating pro rata in the issuances of our Common Shares (subject to certain exceptions) until the maturity date of the Credit Agreement.  To the best of our knowledge, as of the date of this AIF, Orion holds approximately 2.5% of our issued and outstanding Common Shares.

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

Unauthorized parties may attempt to gain access to our information systems or our information through fraud or other means of deceiving our counterparties, third-party service providers or vendors. Our operations depend, in part, on how well we and our suppliers, as well as counterparties, protect networks, equipment, information technology (“‘IT’”) systems and software against damage from a number of threats. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increases in capital expenses.

The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations. Although to date we have not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. Any future significant compromise or breach of our data security, whether external or internal, or misuse of data, could result in additional significant costs, lost sales, fines and lawsuits, and damage to our reputation. In addition, as the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to our business and counterparties to the above noted agreements, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, we or our counterparties may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

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

As at the date of this AIF, there were 182,390,374 Common Shares and no Preferred Shares issued and outstanding.

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

The following table sets out the price ranges (high, low and close) and trading volume of our Common Shares as quoted on the TSX for each month of our most recently completed financial year:

Month	High (C$)	Low (C$)	Volume
January	$14.02	$12.00	20,147,933
February	$16.20	$12.89	19,683,887
March	$15.03	$12.16	28,627,639
April	$14.94	$13.01	12,469,119
May	$13.17	$11.72	17,006,977
June	$12.99	$11.55	14,293,806
July	$12.81	$11.96	10,257,927
August	$11.99	$9.89	22,000,675
September	$11.60	$9.98	23,652,369
October	$15.17	$11.77	27,290,078
November	$14.66	$13.30	15,068,515
December	$14.57	$12.97	17,374,204

The closing price of our Common Shares on the TSX and the NYSE on March 27, 2018, the last trading day before the date hereof, was C$8.71 and US$6.75 per Common Share, respectively.

Prior Sales

We did not issue any securities in our most recent financial year that are of a class that is not listed or quoted for trading on a marketplace.

Equity Compensation Arrangements:

During 2017, we issued the following under our equity compensation arrangements:

	Number of	Date	Issue price/
Type of Security	Securities	Issued	Exercise Price
Stock options	250,000	05/12/17	C$	13.17
	80,000	08/10/17	C$	10.44
	737,875	12/12/17	C$	12.97
Restricted Share Units (RSUs)	321,820	12/12/17	n/a
Performance Share Units (PSUs)	74,140	12/12/17	n/a

For detailed information about our equity compensation arrangements, specifically, our Stock Option Plan and our Restricted Share Unit Plan, including the compensation principles that govern the grants made, please refer to our management information circular dated April 7, 2017, available at www.sedar.com.

Convertible Debenture

We issued the Notes pursuant to an indenture dated as of February 14, 2017 (the “Indenture”). The initial conversion rate for the Notes is 62.5000 Common Shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of $16.00 per Common Share.

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

Each director’s term will expire immediately prior to the next annual meeting of shareholders.

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since	Number of Common Shares
Robert A. Quartermain British Columbia, Canada	Executive Chairman and Director

Executive Chairman of the Company from January 2017 to present.

Chairman and Chief Executive Officer of the Company from October 2010 to December 2016.

President of the Company from October 2010 to May 2015.

			October 22, 2010	2,614,153 Common Shares
Joseph J. Ovsenek British Columbia, Canada	Chief Executive Officer, President and Director

Chief Executive Officer of the Company from January 2017 to present.

President of the Company from May 2015 to present.

Executive Vice President and Chief Development Officer of the Company from March 2014 to May 2015.

Vice President, Chief Development Officer of the Company from January 2011 to March 2014.

			December 21, 2010	130,575 Common Shares
Christopher Noel Dunn(2)(3) Massachusetts, USA	Director

Executive Chairman and Director of Ero Copper Corp. from May 2016 to present.

Co-Managing Partner of Ero Resource Partners LLC from February 2014 to present.

Managing Director of Liberty Mining & Metals, a subsidiary of Liberty Mutual Investments from September 2011 to December 2013.

			October 22, 2010	78,867 Common Shares
George Paspalas(3)(4) British Columbia, Canada	Lead Director	President and Chief Executive Officer of MAG Silver Corp. from October 2013 to present. President and Chief Executive Officer of Aurizon Mines Ltd from August 2011 to June 2013.	May 10, 2013	28,035 Common Shares

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since	Number of Common Shares
Peter Birkey(1)(2) Minnesota, USA	Director	Consultant since October 2013. Executive Vice President at Liberty Mutual Asset Management from June 2004 to October 2013.	May 14, 2014	86,167 Common Shares
Shaoyang Shen(1) British Columbia, Canada	Director	Managing Director for Overseas Development of Zijin Mining Group from May 2014 to present. Chief Operating Officer and Vice President of Silvercorp Metals Inc. from 2009 to April 2014.	January 16, 2015	56,889 Common Shares
Nicole Adshead-Bell(1)(2)(4) British Columbia, Canada	Director	President and Director of Cupel Advisory Corp. since July 2015 and from January 2011 to January 2012. Director of Mining Research, Sun Valley Gold LLC, from January 2012 to June 2015.	October 1, 2015	21,881 Common Shares
David Smith(1) (3) British Columbia, Canada	Director	Corporate Director. Executive Vice President and Chief Financial Officer of Finning International from 2009 to 2014.	May 12, 2017	5,900 Common Shares
Tom S.Q. Yip British Columbia, Canada	Executive Vice President and Chief Financial Officer	Chief Financial Officer of the Company from January 2015 to present. Chief Financial Officer of International Tower Hill Mines Ltd. from September 2011 to December 2014.	N/A	55,000 Common Shares

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since	Number of Common Shares
Michelle Romero British Columbia, Canada	Executive Vice President, Corporate Affairs and Sustainability

Executive Vice President, Corporate and Sustainability of the Company from January 2018 to present.

Vice President, Corporate of the Company from May 2015 to December 2017.

Vice President, Corporate Relations of the Company from August 2013 to May 2015.

Director, Corporate Relations of the Company from February 2011 to August 2013.

			N/A	50,000 Common Shares
Kenneth McNaughton British Columbia, Canada	Vice President, Chief Exploration Officer	Vice President, Chief Exploration Officer of the Company from January 2011 to present. President and Chief Executive Office of Camino Minerals Corp. from January 2015 to present.	N/A	430,500 Common Shares
Warwick Board British Columbia, Canada	Vice President Geology and Chief Geologist	Vice President Geology of the Company from January 2018 to present. Chief Geologist of the Company from July 2012 to present.	N/A	6,159 Common Shares

Notes:

(1)           Member of the Audit Committee.

(2)           Member of the Corporate Governance Committee.

(3)           Member of the Compensation Committee.

(4)           Member of the Sustainability and Technical Committee.

Shareholdings of Directors and Senior Officers

As at the date of this AIF, our directors and executive officers, as a group, beneficially own, control or direct, directly or indirectly, 3,564,126 Common Shares representing approximately 1.95% of the issued and outstanding Common Shares and hold options to acquire an additional 3,476,631 Common Shares, representing approximately 3.86% of the Common Shares on a fully-diluted basis.

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

Our current Audit Committee is comprised of David Smith (Chair), Peter Birkey, Shaoyang Shen and Nicole Adshead-Bell.  All committee members are independent and financially literate as such terms are defined in NI 52-110.

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

David Smith has over thirty years of financial and executive leadership experience.  Mr. Smith spent 16 years with Placer Dome in various senior positions and 4 years with PriceWaterhouseCoopers before joining Ballard Power Systems Inc. in 2002.  Mr. Smith was the Chief Financial Officer and a Vice President at Ballard Power Systems until 2009.  In 2009, Mr. Smith joined Finning International Inc. and was their Executive Vice President and Chief Financial Officer until 2014.  Mr. Smith holds a bachelor’s degree in business administration from California State University, Sacramento, is a Certified Public Accountant and has completed the Institute of Corporate Directors, Directors Education Program (ICD.D).

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

Nicole Adshead-Bell is a geologist with over 20 years experience in the mining sector and capital markets. She has worked for exploration, development and mining companies in Australia, Papua New Guinea and Canada and previously served as a director on the boards of two publicly traded mining sector companies and on the board of the Association for Mineral Exploration British Columbia. For the last 13 years Dr. Adshead-Bell has focused on evaluating and advising mining sector companies, most recently as Director of Mining Research at Sun Valley Gold LLC (an SEC-registered investment advisor), prior to that as Managing Director Investment Banking at Haywood Securities, and as a sell-side Mining Analyst at Dundee Securities. Ms. Adshead-Bell earned a Bachelor of Science Degree, majoring in Geology and Archaeology, in 1993, a First Class Honours Degree in Geology in 1994, and a Ph.D. in Geology in 2000, all from James Cook University in North Queensland, Australia.

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

External Auditor Service Fees

The aggregate fees billed by our external auditors in respect of the last two financial years are as follows:

	2017		2016
Audit Fees(1)	C$	416,000	C$	129,125
Audit-Related Fees(2)	C$	55,000	C$	113,250
Tax Fees(3)	—		—
All Other Fees	—		—

(1)         Audits of the Company’s consolidated financial statements, consulting and accounting standards and transactions, issuance of consent in connection with Canadian and United States securities filings.

(2)         Audit-related fees were paid for assurance and related services by the auditors that were reasonably related to the performance of the review of the Company’s quarterly financial statements that are not included in Audit Fees.

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

Class Action Lawsuits

Following our announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on our 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013, the price of our shares on the TSX and the NYSE had a significant drop in value.

Canadian Class Actions

After October 22, 2013, a proposed class action was filed against the Company, Robert Quartermain (a director, President and the CEO of the Company at that time) and Snowden in the Ontario Superior Court of Justice by David Wong (the “Wong Action”).

The Wong Action claims C$60 million in general damages on behalf of a class of persons, wherever they reside, who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017 and the Court allowed the plaintiff’s motion on July 20, 2017.  The Company was denied leave to appeal this decision.

We believe that the allegations made against the Company in the Wong Action are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome. We have not accrued any amounts for the Wong Action.

United States of America Class Actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against the Company and certain of our officers and directors, alleging that we violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Mine. All five actions were filed in the United States District Court for the Southern District of New York (the “US Court”).

In January 2014, the US Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552. The US Court appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased our Common Shares between June 11, 2013 and October 22, 2013.

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

In June 2017, the US Court granted the Company’s Motion to Dismiss the Second Amended Complaint. The US Court ruled in favour of the Company and the officers and directors named as defendants on all claims and ordered the case closed. The plaintiffs filed their Notice of Appeal from the decision, to the United States Court of Appeals for the Second Circuit, on July 10, 2017. The plaintiff’s opening brief on appeal was filed on October 2, 2017.  The Company filed its response brief on December 8, 2017 and the plaintiffs filed their reply brief on December 22, 2017. Oral argument on the plaintiff’s appeal was heard by the Second Circuit on March 16, 2018.

We believe that the allegations made against the Company and certain of our officers and directors in this action are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings.

Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563,000 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia. The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017) and More Core Diamond Drilling Services Ltd. (March 27, 2017), who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. It is expected that the three actions will be joined.

The Company believes that the allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.

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

INTEREST OF EXPERTS

Each of the co-authors of Brucejack Report is a “qualified person” for the purposes of NI 43-101.  The scientific and technical information relating to the Brucejack Project contained or incorporated by reference in this AIF was certified by:

Disclosure	Co-Authors	Certified by:
Brucejack Report	Tetra Tech	Jianhui (John) Huang, Ph.D., P.Eng.
	Snowden Mining Industry Consultants Inc.	John Graindorge
	AMC Mining Consultants (Canada) Ltd.	John Morton Shannon, P. Geo.
	ERM Rescan	Harold Rolf Schmitt, P. Geo.
	BGC Engineering Inc.	Derek Kinakin, M.Sc., P.Geo. (BC, AB), P.G. (AK)
	Alpine Solutions Avalanche Services	Brian Gould, P.Eng.
	Valard Construction	Keith Sones

The “Our Business” section of this AIF has been reviewed, approved and verified by Mr. Kenneth C. McNaughton, M.A.Sc., P.Eng., our Vice President and Chief Exploration Officer, Lyle Morgenthaler, B.A.Sc., P.Eng., our Chief Mine Engineer, Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Vice President, Geology and Chief Geologist, Russell Pennell, B.A.Sc., P.Eng., our Senior Mine Planning Engineer, and Ivor W.O. Jones, M.Sc., FAusIMM, CPgeo who is independent of the Company, each of whom is a “qualified person” as defined in NI 43-101.

None of the aforementioned companies, partnerships or persons, each of whom are named in this AIF as having prepared reports, valuations, statements or opinions or having been responsible for reporting exploration results relating to our mineral properties and whose profession or business gives authority to such reports, valuations, statements or opinions or any director, officer, partner, consultant or employee thereof, as applicable, received or will receive a direct or indirect interest in any securities or other property of ours or of any of our associates or affiliates or is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any of our associates or affiliates, other than:

•                  Kenneth C. McNaughton, M.A.Sc., P.Eng., who is our Vice President and Chief Exploration Officer holds 430,500 Common Shares, 608,627 options to purchase Common Shares, 38,955 of our RSUs and 6,420 of our PSUs;

•                  Lyle Morgenthaler, P.Eng., B.A.Sc., P.Eng., our Chief Mine Engineer, holds 0 Common Shares, 37,500 options to purchase Common Shares and 5,489 of our RSUs;

•                  Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Vice President, Geology and Chief Geologist, holds 6159 Common Shares, 95,000 options to purchase Common Shares, 15,334 of our RSUs;

•                  Russell Pennell, B.A.Sc., P.Eng., our Senior Mine Planning Engineer, holds 0 Common Shares, 10,000 options to purchase Common Shares and 2,293 of our RSUs.

Ivor W.O. Jones, M.Sc., FAusIMM, CPgeo who is independent of the Company does not hold any Common Shares, options to purchase our Common Shares or restricted share units.

To the best of our knowledge, as at the date hereof, such persons and the directors, officers, partners, consultants and employees, as applicable, of each of the aforementioned companies and partnership beneficially own, directly or indirectly, in the aggregate, less than one percent of our securities.

Our independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued an independent auditor’s report dated March 8, 2018 in respect of our consolidated financial statements as at December 31, 2017 and December 31, 2016 and for each of the years ended December 31, 2017 and December 31, 2016 and our internal control over financial reporting as at December 31, 2017.  PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of the US Securities and Exchange Commission.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Additional information with respect to directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans is contained in the management information circular for our most recent meeting of shareholders.  Additional financial information is provided in our audited financial statements and MD&A for the year ended December 31, 2017, also filed on SEDAR.

Copies of these documents may be obtained by contacting us at Suite 2300, 1055 Dunsmuir Street, PO Box 49334, Vancouver, British Columbia V7X 1L4, telephone: (604) 558-1784, fax: (604) 558-4784.

APPENDIX 1

PRETIUM RESOURCES INC.

AUDIT COMMITTEE CHARTER

As adopted by the Board of Directors on March 8, 2018

I.                                        Purpose of Audit Committee of Pretium Resources Inc. (the “Company”)

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

the independence and qualifications of the Company’s independent accountants and review of the audit efforts of the Company’s independent accountants; and

the development and implementation of policies and processes regarding corporate governance matters.

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

II.                                   Composition

The Committee shall be composed of at least three directors, each of whom the Board has determined has no material relationship with the Company which could, in the view of the Board, be reasonably expected to interfere with the exercise of such director’s independent judgement, and who otherwise satisfies the definition of “independent” as set forth by National Instrument 52-110 — Audit Committees (“NI 52-110”) and any other applicable securities laws, rules or requirements of any stock exchange upon which the Company’s securities are listed as in effect from time to time.

All members of the Committee must be financially literate, meaning that he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.  A director who is not financially literate may be appointed to the committee provided that such director becomes financially literate within a reasonable period of time following such appointment.

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

9.              Consider and review with the independent accountants, out of the presence of management:

a.              the adequacy of the Company’s internal controls and disclosure controls including the adequacy of computerized information systems and security;

b.              the truthfulness and accuracy of the Company’s financial statements; and

c.               any related significant findings and recommendations of the independent accountants together with management’s responses thereto;

10.       Following completion of the annual audit, review with management and the independent accountants:

a.              the Company’s annual financial statements and related footnotes;

b.              the independent accountants’ audit of the financial statements and the report thereon;

c.               any significant changes required in the independent accountants’ audit plan; and

d.              other matters related to the conduct of the audit which are to be communicated to the committee under generally accepted auditing standards;

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

14.       Consider and review with management:

a.              significant findings during the year and management’s responses thereto; and

b.              any changes required in the planned scope of their audit plan;

15.       Review, prior to publication, all filings with regulatory authorities and any other publicly disclosed information containing the Company’s financial statements, including Management’s Discussion & Analysis, any certification, report, opinion or review rendered by the independent accountants, any press releases announcing earnings (especially the use of “pro forma” or “adjusted” information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance (including any forecast of all-in sustaining or other costs, but excluding any forward looking metal(s) production guidance) intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements;

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

21.       When requested by the Board, evaluate and review with management the Company’s guidelines and policies governing the process of risk assessment and risk management;

22.       Meet with the independent accountants and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee;

23.       Maintain, review and update the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, as set forth in Annex A attached to this Charter; and

24.       Generally, to:

a.              prepare any report as may be required under applicable securities law, stock exchange and any other regulatory requirements;

b.              review, assess and update this Charter on an annual basis and recommend any proposed changes to the Board for approval, in accordance with the requirements of the all applicable laws;

c.               perform any other activities consistent with this Charter, the Company’s articles and governing law, as the Audit Committee or the Board deems necessary or appropriate;

d.              review the Committees own performance annually; and

e.               regularly report Committee actions to the Board with such recommendations as the Committee may deem appropriate.

ANNEX A

PROCEDURES FOR THE SUBMISSION OF
COMPLAINTS AND CONCERNS REGARDING
ACCOUNTING, INTERNAL ACCOUNTING CONTROLS OR
AUDITING MATTERS

1.                                      Pretium Resources Inc. (the “Company”) has designated its Audit Committee of its Board of Directors (the “Committee”) to be responsible for administering these procedures for the receipt, retention, and treatment of complaints received by the Company or the Committee directly regarding accounting, internal accounting controls, or auditing matters.

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

Pretium Resources Inc.
c/o Audit Committee
Attn:  Audit Committee Chair
David Smith

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

APPENDIX B

FINANCIAL STATEMENTS OF PRETIUM RESOURCES INC., INCLUDING MANAGEMENT’S REPORT TO SHAREHOLDERS AND THE AUDITORS’ REPORTS

PRETIUM RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016
(Expressed in thousands of United States Dollars)

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

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

“Joseph J. Ovsenek”	“Tom S. Q. Yip”
Joseph J. Ovsenek	Tom S. Q. Yip
President and Chief Executive Officer	Chief Financial Officer

March 8, 2018

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013).

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017.

PricewaterhouseCoopers LLP, our independent auditors, has issued an audit report on internal control over financial reporting for the Company as of December 31, 2017, which is included herein.

“Joseph J. Ovsenek”	“Tom S. Q. Yip”
Joseph J. Ovsenek	Tom S. Q. Yip
President and Chief Executive Officer	Chief Financial Officer

March 8, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Pretium Resources Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated statements of financial position of Pretium Resources Inc. and its subsidiaries, (together, the Company) as of December 31, 2017 and 2016 and the opening statement of financial position as at January 1, 2016, and the related consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the years ended December 31, 2017 and 2016, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016 and January 1, 2016, and their financial performance and their cash flows for the years ended December 31, 2017 and 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Note 3 to the consolidated financial statements, the Company adopted IFRS 15, Revenue from Contracts with Customers and elected to change its presentation currency from the Canadian dollar to the United States dollar in 2017.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Vancouver, Canada
March 8, 2018

We have served as the Company’s auditor since 2010.

PRETIUM RESOURCES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of United States dollars)

			Restated (Note 3)
		December 31,	December 31,	January 1,
	Note	2017	2016	2016

ASSETS

Current assets
Cash and cash equivalents		$56,285	$141,791	$280,293
Receivables and other	6	19,551	15,260	14,743
Inventories	7	25,673	—	—
		101,509	157,051	295,036
Non-current assets
Mineral properties, plant and equipment	8	1,564,860	1,270,457	738,016
Other assets	10	132	13,551	30,796
Restricted cash	12a	5,036	9,377	6,138
Total assets		$1,671,537	$1,450,436	$1,069,986
LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	9	$60,438	$111,064	$34,685
Current portion of long-term debt	10	374,966	—	—
Income taxes payable	21	379	—	—
Flow-through share premium		135	—	—
		435,918	111,064	34,685
Non-current liabilities
Restricted share unit liability	9	511	—	—
Long-term debt	10	293,029	501,160	309,847
Convertible notes	11	76,582	—	—
Decommissioning and restoration provision	12b	18,436	13,675	5,240
Deferred income tax	21	—	—	20,244
		824,476	625,899	370,016
EQUITY

Share capital	17	1,125,932	1,101,428	931,750
Contributed surplus	17	49,942	53,072	57,562
Equity component of convertible notes	11	17,603	—	—
Accumulated other comprehensive loss		(193,772)	(193,772)	(214,363)
Deficit		(152,644)	(136,191)	(74,979)
		847,061	824,537	699,970
Total liabilities and equity		$1,671,537	$1,450,436	$1,069,986
Commitments	22
Contingencies	23

On behalf of the Board:

“David S. Smith”	“George N. Paspalas”
David S. Smith (Chair of the Audit Committee)	George N. Paspalas (Director)

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in thousands of United States dollars, except for share data)

		For the year ended
			December 31,
		December 31,	2016
	Note	2017	(Restated - Note 3)

Revenue	13	$177,933	$—

Cost of sales	14	125,080	—
Earnings from mine operations		52,853	—

Corporate administrative costs	15	18,816	13,953
Operating earnings (loss)		34,037	(13,953)

Interest and finance (expense) income	16	(30,128)	909
Foreign exchange gain		667	1,720
Loss on financial instruments at fair value	10	(26,430)	(69,668)
Loss before taxes		(21,854)	(80,992)

Current income tax expense	21	(1,621)	—
Deferred income tax recovery	21	7,022	19,780
Net loss for the year		$(16,453)	$(61,212)

Other comprehensive earnings (loss), net of tax
Items that may be subsequently reclassified to earnings or loss:
Foreign currency translation adjustments		—	20,591

Comprehensive loss for the year		$(16,453)	$(40,621)
Basic and diluted loss per common share		$(0.09)	$(0.35)
Weighted average number of common shares outstanding		181,208,295	172,805,201

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States dollars)

		For the year ended
			December 31,
		December 31,	2016
	Note	2017	(Restated - Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year		$(16,453)	$(61,212)
Items not affecting cash:
Current income tax expense	21	1,621	—
Deferred income tax recovery	21	(7,022)	(19,780)
Depreciation and depletion		25,518	104
Interest and finance expense, net		29,970	(992)
Loss on financial instruments at fair value	10	26,430	69,668
Settlement of offtake obligation	10	(1,543)	—
Share-based compensation	17	5,673	5,061
Unrealized foreign exchange gain		(2,823)	(1,996)
Changes in non-cash working capital items:
Receivables and other		(8,815)	(54)
Inventories		(12,573)	—
Accounts payable and accrued liabilities		34,580	(3,004)
Income taxes paid		(1,242)	—
Net cash generated by (used in) operating activities		73,321	(12,205)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued	17	3,891	150,236
Proceeds from convertible notes, net	11	95,795	—
Proceeds from credit facility, net	10	97,000	97,000
Proceeds from exercise of stock options		13,894	16,735
Share issue costs		(225)	(8,389)
Interest paid		(1,319)	—
Net cash generated by financing activities		209,036	255,582

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment	8	(375,408)	(385,390)
Restricted cash		4,380	(3,050)
Interest received		527	1,195
Net cash used in investing activities		(370,501)	(387,245)

Decrease in cash and cash equivalents for the year		(88,144)	(143,868)

Cash and cash equivalents, beginning of the year		141,791	280,293
Effect of foreign exchange rate changes on cash and cash equivalents		2,638	5,366
Cash and cash equivalents, end of the year		$56,285	$141,791
Supplemental cash flow information	19

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of United States dollars, except for share data)

	Note	Number of common shares	Share capital	Contributed surplus	Equity component of convertible notes	Accumulated other comprehensive loss	Deficit	Total
Balance - December 31, 2015 (Restated - Note 3)		145,068,405	$931,750	$57,562	$—	$(214,363)	$(74,979)	$699,970
Shares issued under private placement	17	31,935,065	146,311	—	—	—	—	146,311
Shares issued under flow-through agreement	17	437,000	3,234	—	—	—	—	3,234
Share issue costs	17	—	(8,389)	—	—	—	—	(8,389)
Deferred income tax on share issue costs		—	2,246	—	—	—	—	2,246
Shares issued upon exercise of options	17	2,531,725	25,465	(8,730)	—	—	—	16,735
Value assigned to options vested	17	—	—	8,897	—	—	—	8,897
Shares issued upon settlement of restricted share units	17	141,057	811	(811)	—	—	—	—
Settlement and modification of restricted share units in cash	17	—	—	(3,846)	—	—	—	(3,846)
Foreign currency translation adjustment		—	—	—	—	20,591	—	20,591
Loss for the year		—	—	—	—	—	(61,212)	(61,212)
Balance - December 31, 2016 (Restated - Note 3)		180,113,252	$1,101,428	$53,072	$—	$(193,772)	$(136,191)	$824,537
Shares issued under flow-through agreement	17	329,000	3,182	—	—	—	—	3,182
Share issue costs	17	—	(225)	—	—	—	—	(225)
Deferred income tax on share issue costs		—	58	—	—	—	—	58
Shares issued upon exercise of options	17	1,822,025	20,757	(6,863)	—	—	—	13,894
Value assigned to options vested	17	—	—	3,733	—	—	—	3,733
Shares issued upon settlement of restricted share units	17	73,597	731	—	—	—	—	731
Equity component of convertible notes, net of taxes	11	—	—	—	17,603	—	—	17,603
Loss for the year		—	—	—	—	—	(16,453)	(16,453)
Balance - December 31, 2017		182,337,874	$1,125,932	$49,942	$17,603	$(193,772)	$(152,644)	$847,061

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

1.                                      NATURE OF OPERATIONS

Pretium Resources Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010. The address of the Company’s registered office is Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49334, Vancouver, BC, V7X 1L4. The Company was formed for the acquisition, exploration, development and operation of metal resource properties in the Americas.

The Company’s primary asset is its wholly-owned underground Brucejack Mine located in northwestern British Columbia. The Company transitioned into operations on July 1, 2017 and is focused on the ramp-up of gold production at the mine.

2.                                      BASIS OF PREPARATION

Statement of compliance and basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss (“FVTPL”) which are stated at their fair value.

As at December 31, 2017, the Company has cash and cash equivalents of $56,285 and working capital of $40,557 excluding the current portion of long-term debt. The current portion of long-term debt includes the senior secured term credit facility including accumulated interest totaling $365,890 due at maturity on December 31, 2018. The Company’s intention is to re-finance the credit facility within the next year; however, if necessary, the Company has the option to extend the maturity date to December 31, 2019 upon payment of an extension fee of 2.5% of the principal amount including accumulated interest.

These consolidated financial statements were authorized for issue by the Board of Directors on March 8, 2018.

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

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

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

Foreign currency translation

Functional currency

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). During the first quarter of 2017, the Company commenced mine commissioning activities and is now generating United States dollar (“USD”) cash flows from gold sales as the Brucejack Mine is in production. Additionally, the Company completed a USD convertible debt financing in the first quarter of 2017 for the purpose of funding working capital through the commissioning process. As a result of these changes in underlying transactions, events and circumstances, the functional currency of the Company and its subsidiaries was reassessed. The functional currency of the Company and its subsidiaries changed from the Canadian dollar (“CAD” or “C$”) to the USD commencing on January 1, 2017. The change in functional currency was accounted for on a prospective basis, with no impact of this change on prior year comparative information.

Presentation currency

On January 1, 2017, the Company elected to change its presentation currency from CAD to USD. The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry. The Company applied the change to USD presentation currency retrospectively and restated the comparative financial information as if the new presentation currency had always been the Company’s presentation currency.

From January 1, 2017, the USD presentation currency is consistent with the functional currency of the Company. For periods prior to January 1, 2017, the statements of financial position for each period presented have been translated from the CAD functional currency to the new USD presentation currency at the rate of exchange prevailing at the respective financial position date with the exception of equity items which have been translated at accumulated historical rates from the Company’s date of incorporation in 2010. The statements of loss and comprehensive loss were translated at the average exchange rates for the reporting period, or at the exchange rate prevailing at the date of transactions. Exchange differences arising in 2016 on translation from the CAD functional currency to the USD presentation currency have been recognized in other comprehensive loss and accumulated as a separate component of equity.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

3.                                      SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuations where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in earnings (loss) for the year.

Financial instruments

Financial assets are classified at initial recognition as either: FVTPL, loans and receivables, held-to-maturity or available-for-sale. Financial liabilities are initially recognized at their fair value and designated upon inception as financial liabilities measured at FVTPL or other financial liabilities.

Cash and cash equivalents

Cash and cash equivalents comprise cash holdings in business and savings accounts held at major financial institutions with an original maturity date of three months or less.

Cash and cash equivalents and restricted cash are classified as loans and receivables and are recorded at amortized cost. Interest income is recognized by applying the effective interest rate method.

Receivables

Receivables are classified as loans and receivables and accordingly are recorded initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less any impairment losses.

Derivative assets

Derivative instruments, including embedded derivatives, are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value. Unrealized gains and losses on derivatives held for trading are recorded in earnings (loss) for the year. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Accounts payable and accrued liabilities and debt

Accounts payable and accrued liabilities, the debt portion of the convertible notes and the senior secured term credit facility are classified as other financial liabilities and are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

Derivative liabilities

Derivative instruments, including embedded derivatives, such as the offtake obligation and stream obligation are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

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

Inventories

Ore stockpiles, in-circuit and finished metal inventory (gold and silver) are valued at the lower of weighted average production cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and applicable depreciation and depletion of mineral properties, plant and equipment. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form and estimated costs to sell.

Ore stockpile inventory represents ore on the surface or underground that has been extracted from the mine and is available for further processing. In-circuit inventory represents material in the mill circuit that is in the process of being converted into a saleable form. Finished metal inventory represents gold and silver doré and concentrate located at the mine, in transit to customers and at refineries.

Materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Replacement costs of materials and spare parts are generally used as the best estimate of net realizable value.

Any write-downs of inventory to net realizable value are recorded within cost of sales in the consolidated statement of loss. If there is a subsequent increase in the value of inventory, the previous write-downs to net realizable value are reversed up to cost to the extent that the related inventory has not been sold.

Mineral properties

Mineral properties include the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition, underground mine development costs and previously capitalized exploration and evaluation costs. Upon commencement of production, a mineral property is depleted on a unit-of-production method. Unit-of-production depletion rates are determined using gold ounces mined over the estimated recoverable proven and probable reserves at the mine.

Development costs incurred during production

The Company incurs development costs to build new raises and ramps (vertical development) that enable the Company to physically access ore underground. These underground development costs are capitalized as incurred. Capitalized underground development costs incurred to enable access to specific areas of the mine and which only provide an economic benefit over a specific period of mining are depleted using a unit-of-production method determined using gold ounces mined over the estimated proven and probable reserves in that particular area of the mine.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

3.                                      SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Plant and equipment

Plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The initial cost of an asset is comprised of its purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated future cost of dismantling and removing the asset. The purchase price or construction cost is the fair value of consideration given to acquire the asset.

Depreciation of plant and equipment commences when the asset has been fully commissioned and is available for its intended use.

A majority of mine and site infrastructure assets, including buildings, roads and transmission lines are depreciated using a unit-of-production method over the life of mine. Depreciation is determined each period using gold ounces mined over the estimated proven and probable reserves of the mine.

Depreciation of other assets, including those ancillary to the Brucejack Mine are calculated using the straight-line method to allocate cost over the estimated useful lives, as follows:

Asset class	Estimated useful life
Mine and mill equipment	5 – 18 years
Light vehicles	3 – 5 years
Office and computer equipment	3 – 5 years
Leasehold improvements	Term of lease

When significant components of an asset have different useful lives, depreciation is calculated on each separate component. Each asset or component’s estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the Brucejack Mine.

Depreciation methods and estimated useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

Expenditures on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, the expenditure is capitalized and the carrying amount of the item replaced is derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that the future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

An item of plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statement of loss.

Construction in progress

Costs recorded for assets under construction are capitalized as construction in progress. On completion, the cost of construction is transferred to the appropriate category of mineral properties, plant and equipment. No depreciation is recorded until the assets are substantially complete and available for their intended use.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

3.                                      SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to prepare for its intended use are capitalized as part of the cost of the asset. Capitalization of borrowing costs begins when there are borrowings and activities commence to prepare an asset for its intended use. Capitalization of borrowing costs ends when substantially all activity necessary to prepare a qualifying asset for its intended use are complete. When proceeds of project specific borrowings are invested on a temporary basis, borrowing costs are capitalized net of any investment income.

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

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

3.                                      SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

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

Tangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount, but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized into earnings (loss) immediately.

Decommissioning and restoration provision

The Company has provisions for decommissioning and restoration costs which include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. Decommissioning and restoration costs are a normal consequence of mining and the majority of decommissioning and restoration expenditures are incurred at the end of the life of mine.

Estimated decommissioning and restoration costs are discounted to their net present value and capitalized to the carrying amount of the related asset along with the recording of a corresponding liability, as soon as the obligation to incur such costs arises. The discount rate used to calculate the net present value is a pre-tax rate that reflect risks specific to the liability.

Each period the Company reviews cost estimates and other assumptions used in the valuation of the provision to reflect events, changes in circumstances and new information available. The liability is adjusted each year for the unwinding of the discount rate, changes to the current market-based discount rate, and for the amount or timing of the underlying cash flows needed to settle the provision.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

3.                                      SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Flow-through shares

The issuance of flow-through common shares results in the obligation to transfer the tax deductibility of the qualifying resource expenditures funded from the proceeds of the sale of such shares to the purchasers of the shares. On the issuance of such shares, the Company bifurcates the flow-through shares into: a flow-through share premium, equal to the estimated premium that investors pay for the flow-through feature, which is recognized as a liability, and share capital. As the related exploration expenditures are incurred, the Company derecognizes the premium liability and recognizes a related income tax recovery.

Revenue recognition

Revenue is generated from the sale of refined gold and silver and gold and silver bearing concentrates. The Company has adopted IFRS 15, Revenue from Contracts with Customers, effective from the commencement of operations at the Brucejack Mine on July 1, 2017.

The Company produces doré and concentrates which contain both gold and silver. The doré is further processed to produce refined metals for sale. The concentrates may be sold to smelters in concentrate form or further processed to produce refined metals for sale. The Company’s performance obligations relate primarily to the delivery of gold and silver to its customers. For gold, the Company is required to deliver gold equivalent to 100% of production up to 7,067,000 ounces into an offtake agreement (note 10b).

Revenue is recognized when control is transferred to the customer. Control is achieved when a product is delivered to the customer, the customer has full discretion over the product and there is no unfulfilled obligation that could affect the customer’s acceptance of the product.

Control over the refined gold or silver produced from doré or concentrate is transferred to the customer and revenue recognized upon delivery to the customer’s bullion account. Control over the gold and silver bearing concentrates is transferred to the customer and revenue recognized at the time the Company elects to settle the sale directly with the smelter.

For each physical shipment of doré, 90% of the estimated contained gold is available to be delivered to the offtaker’s bullion account within approximately 10 days of arrival at the refinery. The balance of the contained gold is delivered the offtaker’s bullion account following the final processing outturn.

For each physical shipment of doré, 100% of the contained silver is sold upon the final processing outturn. Silver revenue is recorded at the spot price on the date of sale.

For each physical shipment of concentrate, where the Company receives the refined gold, 90% of the estimated contained gold is available to be delivered to the customer’s bullion account within approximately 15 — 20 days after the bill of lading date. The balance of the contained gold is delivered to the customer’s bullion account following the final processing outturn.

For each physical shipment of gold and silver bearing concentrate that is sold to a smelter in concentrate form, control of the concentrate passes to the customer at the time the Company elects to settle the sale directly with the smelter. Revenue from these sales are recognized net of treatment costs and refining charges.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

3.                                      SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Revenue is required to be recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring the product to the customer.

Sales of refined gold and silver are delivered directly into the offtake agreement and recorded at the spot price on the date of delivery. The final price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in USD per ounce during a defined pricing period around the date of each sale. The difference between the spot price on the date of sale and the price paid by the purchaser reflects the settlement of a portion of the offtake obligation previously recorded on the statement of financial position. The Company receives payment for 90% of the value of each gold sale within 2 days of the date of sale. A final payment for 10% of the value of each gold sale, taking into account the purchaser’s pricing option, is received on the 7th day after the date of sale.

Concentrate sales which are cash settled directly with the smelter are recorded at the provisional price based on the estimated forward price to the date of final settlement. The final purchase price for these gold sales will be the average price for the month following the bill of lading date. Adjustments are made in subsequent periods to the customer receivables for these sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables contain an embedded derivative which is adjusted each period to reflect forward market prices to the estimated settlement date. These changes in fair value are included in revenue on the statement of loss. The Company receives payment for 90% of the value of each concentrate shipment 15 days after the loading of the material onto a ship. A final payment for 10% of the value of each sale is received upon completion of final assays and final pricing based on the defined pricing period.

Share-based payments

Share options

Options granted to employees under the Company’s equity settled share-based option plan are measured at fair value at the date of grant. Fair value is determined using the Black-Scholes option pricing model, which relies on estimates of the risk-free interest rate, expected share price volatility, future dividend payments and the expected average life of the options. The fair value determined at the grant date is recognized as an expense over the vesting period in accordance with the vesting terms and conditions (graded vesting method), with a corresponding increase in contributed surplus in equity.

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

Restricted share units (“RSU’s)

RSU’s are granted to employees of the Company and are expected to be settled in cash. A liability for RSU’s is measured at fair value on the grant date and is subsequently adjusted for changes in fair value at each reporting date until settlement. The fair value of RSU’s is estimated based on the quoted market price of the Company’s common shares. The liability is recognized on a graded vesting basis over the vesting period, with a corresponding expense in the consolidated statement of loss.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

3.                                      SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Performance share units (“PSU’s”)

PSU’s are granted under the Company’s 2015 RSU Plan and are expected to be settled in cash. The amount of units to be issued on the vesting date will vary from 0% to 200% of the number of PSU’s granted, depending on the Company’s total shareholder return compared to the return of a selected group of peer companies. Vesting, and therefore the liability, is based on the Company’s total shareholder return and the target settlement ranges from 0% to 200% of the original grant of units.

The fair value of a PSU reflects the value of a Company common share (based on the quoted market price) and the number of units issued is dependent upon the Company’s relative performance against a selected group of peer companies.

The initial fair value of the liability is calculated as of the grant date and is recognized as share-based compensation expense over the vesting period in accordance with the vesting terms and conditions. Subsequently, at each reporting date and on settlement, the liability is re-measured with any changes in fair value recorded to the consolidated statement of loss.

Income and mining taxes

Income taxes included Canadian federal and provincial income taxes. Provincial mining taxes represent Canadian provincial taxes levied on mining operations. To the extent these taxes are determined based on a measure of taxable earnings, they are also accounted for as income taxes.

Income tax is recognized in earnings (loss) except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for the initial recognition of assets or liabilities that affect neither accounting nor taxable earnings. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates at the end of the reporting year applicable to the year of expected realization.

A deferred tax asset is recognized only to the extent that it is probable that future taxable earnings will be available against which the asset can be utilized.

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

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

4.                                      CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Key sources of judgment and estimation uncertainty

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and accounting estimates that the Company has made in the preparation of the financial statements including those estimates that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities:

•                  Mineral reserves and resources

The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects requirements. The estimation of ore reserves and resources requires judgment to interpret available geological data then select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs and recovery rates. There are uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation and may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of reserves and may, ultimately, result in the reserves being revised.

Changes in the proven and probable mineral reserves and measured and indicated and inferred mineral resources estimates may impact the carrying value of mineral properties, plant and equipment, the calculation of depletion and depreciation expense, measurement of the decommissioning and site restoration provision and recognition of deferred tax amounts.

•                  Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed impairment indicators on the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of December 31, 2017.

•                  Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2017.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

4.                                      CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont’d)

•                  Fair value of derivatives and other financial liabilities

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions existing at the end of each reporting period. Refer to Note 10 and 20 for further details on the methods and assumptions associated with the measurement of the construction financing liabilities.

The valuation of the convertible notes at inception was completed using a discounted cash flow analysis that required various estimates and assumptions, including the discount rate for a similar non-convertible instrument. Refer to Note 11 for further details on the methods and assumptions associated with measurement of the convertible notes.

•                  Recovery of potential deferred tax assets

The Company has carry-forward losses and other tax attributes that have the potential to reduce tax payments in future years.

Judgment is required in determining whether deferred tax assets are recognized in the consolidated financial statements. Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and tax losses to the extent it is probable future taxable earnings will be available against which they can be utilized. The carrying values of the deferred tax assets are reviewed at each statement of financial position date and may be reduced if it is no longer probable that sufficient taxable earnings will be available to benefit from all or part of the assets. Estimates of future taxable earnings are based on forecasted cash flows from operations and the application of existing tax laws. Refer to Note 21 for further details on the recovery of deferred tax assets.

•                  Functional currency

The determination of functional currency requires judgment where the operations of the Company are changing or currency indicators are mixed. Additionally, the timing of a change in functional currency is a judgment as the balance of currency indicators may change over time. The impact on the consolidated results from the change in functional currency is described in Note 3.

•                  Commercial production

The determination of when a mine is in the condition necessary for it to be capable of operating in the manner intended by management (referred to as “commercial production”) is a matter of significant judgement. In making this determination, management considers specific facts and circumstances. These factors include, but are not limited to, whether the major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed, completion of a reasonable period of commissioning and consistent operating results being achieved at a pre-determined level of design capacity for a reasonable period of time. The Company concluded commercial production was achieved for the Brucejack Mine on July 1, 2017.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

5.                                      NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

New standards, amendments and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations that have been issued but are not yet effective. None of these are expected to have a significant effect on the consolidated financial statements except the following:

•                  IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive earnings and FVTPL. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change for liabilities is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive loss rather than in net loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company has completed its assessment of the impact of IFRS 9. Management expects a reclassification of the portion of the gain (loss) on financial instruments at fair value for the stream obligation related to the Company’s own credit risk from net loss to comprehensive loss.

•                  IFRS 16, Leases addresses accounting for leases and lease obligations. It replaces the existing leasing guidance in IAS 17, Leases. The objective of the new standard is to report all leases on the statement of financial position and to define how leases and lease liabilities are measured. IFRS 16 is effective from January 1, 2019. The Company is in the process of evaluating all lease agreements to determine the impact of IFRS 16. The Company expects that the recognition of leases on the statement of financial position will result in an increase in the amount recorded as leased assets and lease obligations.

There are no other IFRS’s or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a material impact on the Company.

6.                                      RECEIVABLES AND OTHER

	December 31,	December 31,
	2017	2016

Trade receivables	$11,067	$—
Tax receivables	6,166	8,621
Prepayments and deposits	2,064	1,790
BC Mineral Exploration Tax Credit (“BCMETC”) receivable	249	4,771
Other receivables	5	78
	$19,551	$15,260

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

7.                                      INVENTORIES

	December 31,	December 31,
	2017	2016

Finished metal	$15,309	$—
Materials and supplies	8,201	—
In-circuit	2,163	—
	$25,673	$—

As at December 31, 2017, $3,344 (2016 — nil) of depreciation and depletion and $371 (2016 — nil) of site share-based compensation was included in inventory.

8.                                      MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Construction in progress	Plant and equipment	Exploration and evaluation assets	Total

Year ended December 31, 2016
Cost
Balance, January 1, 2016	$370,886	$126,623	$14,695	$230,647	$742,851
Additions	—	505,568	3,013	5,046	513,627
Foreign exchange differences	11,408	3,895	451	7,095	22,849
Transfer from construction in progress to plant and equipment	—	(2,905)	2,905	—	—
Balance, December 31, 2016	$382,294	$633,181	$21,064	$242,788	$1,279,327

Accumulated depreciation and depletion
Balance, January 1, 2016	$—	$—	$4,835	$—	$4,835
Depreciation and depletion	—	—	3,943	—	3,943
Foreign exchange differences	—	—	92	—	92
Balance, December 31, 2016	$—	$—	$8,870	$—	$8,870
Net book value - December 31, 2016	$382,294	$633,181	$12,194	$242,788	$1,270,457
Year ended December 31, 2017
Cost
Balance, January 1, 2017	$382,294	$633,181	$21,064	$242,788	$1,279,327
Additions	—	324,641	297	3,928	328,866
Transfer from construction in progress to inventory	—	(8,192)	—	—	(8,192)
Transfer from construction in progress to plant and equipment	—	(523,488)	523,488	—	—
Transfer from construction in progress to mineral properties	420,419	(420,419)	—	—	—
Reversal (recoveries) of BCMETC	4,806	—	—	(253)	4,553
Balance, December 31, 2017	$807,519	$5,723	$544,849	$246,463	$1,604,554

Accumulated depreciation and depletion
Balance, January 1, 2017	$—	$—	$8,870	$—	$8,870
Depreciation and depletion	14,924	—	15,900	—	30,824
Balance, December 31, 2017	$14,924	$—	$24,770	$—	$39,694
Net book value - December 31, 2017	$792,595	$5,723	$520,079	$246,463	$1,564,860

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

8.                                      MINERAL PROPERTIES, PLANT AND EQUIPMENT (Cont’d)

(a)         Mineral properties

Mineral properties consist solely of the Brucejack Mine.

(b)         Plant and equipment

During the year ended December 31, 2017, $13,938 (2016 - $104) of depreciation was recognized in the statement of loss and $1,962 (2016 - $3,839) was capitalized within construction in progress.

(c)          Exploration and evaluation assets

Exploration and evaluation assets consists of the Snowfield Project and regional drilling and exploration work on the Bowser Claim Group.

9.                                      ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,
	2017	2016

Trade payables	$35,142	$67,099
Accrued liabilities	17,488	41,297
Employee benefit liability	4,783	—
Restricted share unit liability	2,730	2,668
Accrued interest on convertible notes	660	—
Royalty payable	146	—
	$60,949	$111,064
Non-current portion of restricted share unit liability	(511)	—
Current portion of accounts payable and accrued liabilities	$60,438	$111,064

10.                               LONG-TERM DEBT

As at December 31, 2017, the Company’s long-term debt consisted of the following:

	Senior secured term credit facility	Offtake obligation	Stream obligation	Total long- term debt
Balance, December 31, 2015	$128,107	$46,753	$134,987	$309,847
Additional advances under the credit facility	85,205	—	—	85,205
Interest expense including amortization of discount	19,134	—	—	19,134
Loss on financial instruments at fair value	—	19,931	63,023	82,954
Foreign exchange gain	(3,248)	—	—	(3,248)
Currency translation adjustment	3,240	1,018	3,010	7,268
Balance, December 31, 2016	$232,438	$67,702	$201,020	$501,160
Additional advances under the credit facility	85,205	—	—	85,205
Interest expense including amortization of discount	48,247	—	—	48,247
Settlement of offtake obligation	—	(1,543)	—	(1,543)
Loss on financial instruments at fair value	—	11,926	23,000	34,926
Balance, December 31, 2017	$365,890	$78,085	$224,020	$667,995
Current portion of long-term debt	(365,890)	(9,076)	—	(374,966)
Non-current portion of long-term debt	$—	$69,009	$224,020	$293,029

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

10.                               LONG-TERM DEBT (Cont’d)

(a)         Senior secured term credit facility

Pursuant to the terms of the senior secured term credit facility, the Company borrowed $350,000, which bears interest at a stated rate of 7.5%, compounded quarterly and payable upon maturity. Each advance under the credit facility was subject to a 3% arrangement fee at the time of draw. The credit facility is secured by substantially all of the assets of the Company and its subsidiaries.

On February 15, 2017, the Company completed the final advance under the credit facility for $100,000. The credit facility was fully drawn at December 31, 2017.

The credit facility matures December 31, 2018 and is subject to an extension for one year, at the Company’s option upon payment of an extension fee of 2.5% of the principal amount including accumulated interest. The Company has the right to repay at par plus accrued interest after the second anniversary of closing and upon payment of 2.5% of principal prior to the second anniversary.

The embedded derivatives associated with the prepayment and extension options are recorded on the statement of financial position as other assets. For the year ended December 31, 2017, the change in fair value of these embedded derivatives was a fair value loss of $1,624 (2016 — $5,792).

In conjunction with the credit facility, the Company entered into an agreement to sell the gold produced at the Brucejack Mine (the “offtake obligation”). The offtake obligation (discussed below), compensates for a lower stated interest rate on the credit facility and is presented as a reduction to the carrying amount of the drawn portion of the credit facility and initially as an asset representing the initial fair value of the undrawn loan commitment. As the balance of the credit facility was drawn, the loan commitment was reclassified as a reduction in the resulting loan and amortized over the life of the associated liability on an effective interest rate basis. Upon completion of the final advance for $100,000 under the credit facility, the remaining $11,795 of the loan commitment was reclassified to long-term debt.

As a result of the impact of the offtake obligation, the arrangement fees and the prepayment and extension options, the effective interest rate on the credit facility is 15.0%. For the year ended December 31, 2017, the Company expensed $26,091 (2016 — nil) to interest and finance expense in the statement of loss and capitalized $22,156 (2016 - $19,134) of interest on the credit facility to mineral properties, plant and equipment.

(b)         Offtake obligation

The Company has entered into an agreement pursuant to which it will deliver 100% of refined gold (in excess of any delivered ounces pursuant to the stream obligation) up to 7,067,000 ounces. The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale.

The Company has the option to reduce the offtake obligation by up to 75% by paying (a) $11 per remaining ounce effective December 31, 2018 or (b) $13 per ounce effective December 31, 2019 on the then remaining undelivered gold ounces.

For the year ended December 31, 2017, the Company delivered 121,671 ounces of gold under the offtake agreement. Of the amount settled, the Company physically delivered 94,169 ounces from doré production and purchased 27,502 ounces to satisfy delivery of gold produced from concentrate sales. The settlement of the gold ounces resulted in a decrease in the offtake obligation of $1,543 (2016 — nil).

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

10.          LONG-TERM DEBT (Cont’d)

The offtake obligation is recorded at fair value at each statement of financial position date as the Company determined the offtake obligation represents a derivative liability. For the year ended December 31, 2017, the change in fair value of the offtake obligation was a fair value loss of $11,926 (2016 — $19,931).

(c)          Stream obligation

Pursuant to the stream, the Company is obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 (less gold and silver sold to that date) and a payment of $20,000. Upon delivery, the Company is entitled to (a) for gold, the lesser of $400 per ounce and the gold market price and (b) for silver, the lesser of $4 per ounce and the silver market price. Any excess of market over the fixed prices above are credited against the deposit. Any remaining uncredited balance of the deposit is repayable, without interest, upon the earlier of the date (i) the aggregate stated gold and silver quantities have been delivered and (ii) 40 years.

The Company has the option to repurchase the stream obligation for $237,000 on December 31, 2018 or $272,000 on December 31, 2019. Alternatively, the Company may reduce the stream obligation to (a) 3% on December 31, 2018 (and accelerate deliveries under the stream to January 1, 2019) or (b) 4% on December 31, 2019 (in which case deliveries will commence on January 1, 2020) on payment of $150,000.

The stream obligation is recorded at fair value at each statement of financial position date as the Company determined that the stream obligation is in substance a debt instrument with embedded derivatives linked to gold and silver commodity prices and interest rates. The Company elected to measure the stream obligation in its entirety at FVTPL. For the year ended December 31, 2017, the change in fair value of the stream obligation was a fair value loss of $23,000 (2016 - $63,023).

As the stream is in substance a debt instrument, the effective interest on the debt host was capitalized as a borrowing cost during the development of the Brucejack Mine. For the year ended December 31, 2017, the Company capitalized $10,120 (2016 - $19,078) of interest on the stream debt to mineral properties, plant and equipment. The capitalized interest was reclassified from the loss on financial instruments at fair value recorded in the statement of loss. The effective interest rate on the stream obligation is 9.5%.

11.          CONVERTIBLE NOTES

On February 14, 2017, the Company completed an offering of $100,000 aggregate principal amount of unsecured convertible senior subordinated notes due 2022 (the “Notes”), which includes the exercise of the full amount of the over-allotment option of $10,000 aggregate principal amount of Notes. The Notes resulted in net proceeds of $95,795 after commissions and expenses related to the offering. The Notes mature on March 15, 2022 and bear an interest rate of 2.25% per annum, payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2017.

The Notes are convertible into common shares of the Company at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the Notes may be entitled to an increased conversion rate. The Notes are convertible into common shares of the Company at an initial conversion rate of 62.5 common shares per $1 principal amount of Notes converted, representing an initial conversion price of $16.00 per common share.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

11.          CONVERTIBLE NOTES (Cont’d)

The Company may not redeem the Notes before March 20, 2020, except in the event of certain changes in Canadian tax law. At any time on or after March 20, 2020, the Company may redeem all or part of the Notes for cash, but only if the last reported sale price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. The redemption price will equal to the sum of (1) 100% of the principal amount of the notes to be redeemed and (2) accrued and unpaid interest, if any, to the redemption date.

The Company is required to offer to purchase for cash all of the outstanding Notes upon a fundamental change, at a purchase price in cash equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to the fundamental change purchase date.

At initial recognition, the net proceeds of the Notes were bifurcated into its debt and equity components. The fair value of the debt portion of $71,685 was estimated using a discounted cash flow model method based on an expected life of five years and a discount rate of 8.6%. The residual of $24,110 ($17,603 net of deferred tax), was allocated to equity.

The debt portion has been designated as an other financial liability and is recorded at amortized cost, net of transaction costs and is accreted over the expected life using the effective interest rate of 7.8%. For the year ended December 31, 2017, $2,807 (2016 — nil) of accretion of convertible notes was expensed to the statement of loss and $2,090 (2016 — nil) was capitalized to mineral properties, plant and equipment.

The movement in the debt portion of the Notes during the year comprised the following:

For the year ended
December 31,
2017
Face value of convertible notes (at inception)	$100,000
Transaction costs associated with convertible notes	(4,205)
Equity component of convertible notes, net of allocated transaction costs	(24,110)
Liability component of convertible notes	71,685
Accretion of convertible notes	4,897
Balance, December 31, 2017	$76,582

12.          DECOMMISSIONING AND RESTORATION PROVISION

(a)         Reclamation bonds

In relation to the Brucejack Mine, the Company has $5,036 of restricted cash (2016 - $9,377) which includes $4,731 (2016 - $7,196) in the form of Guaranteed Investment Certificates and Letters of Credit as security deposits with various government agencies in relation to decommissioning and restoration provisions.

In support of the closure plan for the Brucejack Mine, $11,378 (C$14,200) is secured by a surety bond in favour of the British Columbia Ministry of Energy and Mines. As collateral for the surety bond, the Company has provided guaranteed investment certificates for $2,844 (C$3,550) which are classified as restricted cash.

In support of the early engineering and procurement agreement, $2,040 (C$2,546) is secured by a performance security bond in favour of British Columbia Hydro and Power Authority.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

12.          DECOMMISSIONING AND RESTORATION PROVISION (Cont’d)

(b)         Decommissioning and restoration provision

The Company has a liability for remediation of current and past disturbances associated with the exploration, development and production activities at the Brucejack Mine. The decommissioning and restoration provision is as follows:

	For the year ended
	December 31,	December 31,
	2017	2016
Opening balance	$13,675	$5,240
Change in discount rate	(1,933)	1,033
Change in amount and timing of cash flows	6,229	7,040
Accretion of decommissioning and restoration provision	465	203
Foreign exchange difference	—	159
Ending balance	$18,436	$13,675

For the year ended December 31, 2017, the provision increased due to the completion of construction and the commencement of production at the Brucejack Mine. The Company used an inflation rate of 1.9% (2016 — 1.9%) and a discount rate of 2.5% (2016 — 2.0%) in calculating the estimated obligation. The liability for retirement and remediation on an undiscounted basis before inflation is $21,989 (2016 - $13,968).

13.          REVENUE

For the year ended December 31, revenue by metal was:

	For the year ended
	December 31,	December 31,
	2017	2016

Gold revenue	$175,793	$—
Silver revenue	1,994	—
Revenue from contracts with customers	$177,787	$—
Gain on revaluation of derivatives in trade receivables	146	—
	$177,933	$—

For the year ended December 31, revenue from contracts with customers by product was:

	For the year ended
	December 31,	December 31,
	2017	2016

Gold revenue - doré	$122,685	$—
Gold revenue - concentrate	53,109	—
Silver revenue - concentrate	1,344	—
Silver revenue - doré	649	—
	$177,787	$—

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

14.          COST OF SALES

	For the year ended
	December 31,	December 31,
	2017	2016

Consultants and contractors	$47,907	$—
Depreciation and depletion	28,722	—
Salaries and benefits	20,534	—
Supplies and consumables	10,547	—
Royalties and selling costs	7,308	—
Freight	5,242	—
Energy	5,104	—
Travel and camp accommodation	4,113	—
Rentals	1,462	—
Camp administrative costs	1,410	—
Site share-based compensation	1,198	—
Insurance	813	—
	134,360	—
Change in inventories	(9,280)	—
	$125,080	$—

15.          CORPORATE ADMINISTRATIVE COSTS

	For the year ended
	December 31,	December 31,
	2017	2016

Salaries and benefits	$9,710	$4,154
Share-based compensation	4,846	5,061
Investor relations	1,064	1,535
Office	1,020	1,061
Professional fees	801	809
Insurance	507	403
Listing and filing fees	381	461
Travel and accommodation	347	365
Depreciation	140	104
	$18,816	$13,953

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

16.          INTEREST AND FINANCE (INCOME) EXPENSE

	For the year ended
	December 31,	December 31,
	2017	2016

Interest expense on credit facility	$26,091	$—
Interest expense on convertible notes	3,941	—
Accretion of decommissioning and restoration provision	465	203
Bank charges	88	83
Other interest expense	70	—
Interest and finance income	(527)	(1,195)
	$30,128	$(909)

17.          CAPITAL AND RESERVES

(a)         Authorized share capital

At December 31, 2017, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

On June 30, 2017 and July 14, 2017, the Company completed two tranches of a private placement of 329,000 flow-through common shares at a price of C$15.20 per flow-through share for combined gross proceeds of $3,891, before share issuance costs of $225. The Company bifurcated the gross proceeds between share capital of $3,182 and flow-through share premium of $709.

On June 22, 2016, the Company completed a private placement of 437,000 flow-through common shares at a price of C$11.45 per flow-through share for gross proceeds of $3,925. The Company bifurcated the gross proceeds between share capital $3,234 and flow-through share premium of $691. As a result of this private placement, the Company entered into an additional subscription agreement with a shareholder who wished to maintain their respective pro-rata interest in the Company. Thus, on June 30, 2016, the Company issued an additional 11,310 common shares at C$11.45 per share for gross proceeds of $100. The combined gross proceeds of these two offerings was $4,025, before share issuance costs of $67.

On March 1, 2016, the Company completed a marketed offering of 28,384,000 common shares at a price of $4.58 per common share for aggregate gross proceeds of $129,999 which includes the exercise of the full amount of the over-allotment option of 2,174,000 common shares. As a result of this offering, the Company entered into additional subscription agreements with shareholders who wished to maintain their respective pro-rata interest in the Company. Thus, on March 31, 2016, the Company issued an additional 3,539,755 common shares at $4.58 per share for gross proceeds of $16,212. The combined gross proceeds of these two offerings was $146,211, before share issue costs of $8,322.

(b)         Stock option plan

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in their discretion, and in accordance with Toronto Stock Exchange requirements, grant to its directors, officers, employees and consultants of the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issue does not exceed 10% of the number of then outstanding common shares. Such options can be exercisable for a maximum of five years from the date of grant. The exercise price of each stock option is set by the Board of Directors at the time of grant but cannot be less than the market price. Vesting of stock options is at the discretion of the Board of Directors at the time the options are granted.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

17.          CAPITAL AND RESERVES (Cont’d)

The following table summarizes the changes in stock options for the year ended December 31:

	2017		2016
	Number of options	Weighted average exercise price (in CAD)	Number of options	Weighted average exercise price (in CAD)
Outstanding, January 1,	7,524,727	$9.05	9,442,950	$9.23
Granted	1,067,875	12.83	1,601,627	8.66
Exercised	(1,822,025)	9.40	(2,531,725)	8.98
Expired / forfeited	(316,250)	14.29	(988,125)	10.31
Outstanding, December 31,	6,454,327	$9.32	7,524,727	$9.05

For options exercised, the related weighted average share price at the time of exercise was C$13.33 (2016 — C$12.08).

The following table summarizes information about stock options outstanding and exercisable at December 31, 2017:

	Stock options outstanding		Stock options exercisable
Exercise prices (in CAD)	Number of options outstanding	Weighted average years to expiry	Number of options exercisable	Weighted average exercise price (in CAD)
$ 5.85 - $7.99	2,725,250	2.03	2,725,250	$6.69
$ 8.00 - $9.99	1,745,702	2.77	1,574,043	8.97
$ 10.00 - $11.99	130,000	4.13	50,000	10.89
$ 12.00 - $13.99	1,813,375	2.68	823,000	13.70
$ 14.00 - $15.99	40,000	3.61	30,000	15.17
Outstanding, December 31, 2017	6,454,327	2.47	5,202,293	$8.58

The total share-based compensation expense for the year ended December 31, 2017 was $3,733 (2016 - $6,566) of which $2,367 (2016 - $2,413) has been expensed in the statement of loss and $1,366 (2016 - $4,153) has been capitalized to mineral properties, plant and equipment.

The following are the weighted average assumptions employed to estimate the fair value of options granted for the year ended December 31, 2017 and 2016 using the Black-Scholes option pricing model:

	For the year ended
	December 31, 2017	December 31, 2016
Risk-free interest rate	1.42%	0.71%
Expected volatility	63.63%	63.47%
Expected life	5 years	5 years
Expected dividend yield	Nil	Nil

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

17.          CAPITAL AND RESERVES (Cont’d)

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

2014 RSU Plan

Under the 2014 RSU Plan, the awards are cash-settled immediately upon vesting. The following table summarizes the changes in the 2014 RSU’s for the year ended December 31:

	2017		2016
	Number of RSU’s	Weighted average fair value (in CAD)	Number of RSU’s	Weighted average fair value (in CAD)
Outstanding, January 1,	86,659	$10.65	215,698	$7.01
Settled	(86,659)	13.34	(91,153)	10.84
Forfeited	—	—	(37,886)	8.43
Outstanding, December 31,	—	$—	86,659	$10.65

At December 31, 2017, a liability of nil (2016 - $542) was outstanding and included in accounts payable and accrued liabilities. For the year ended December 31, 2017, $297 (2016 - $642) has been expensed in the statement of loss as share-based compensation expense and $34 (2016 - $611) has been capitalized to mineral properties, plant and equipment.

2015 RSU Plan — RSU’s

On May 12, 2016, the 2015 RSU Plan was approved by shareholders of the Company. Under the 2015 RSU Plan, awards can be either cash or equity settled upon vesting at the discretion of the Board of Directors. At the time of the initial grant, as the Company did not have a present obligation to settle in cash, the awards were treated as equity-settled instruments and measured at fair value at the date of grant and recorded in contributed surplus. The first vesting period of the initial grant under the 2015 RSU Plan was settled in cash on December 8, 2016 resulting in the repurchase of equity in the amount of $1,667. With a history of settlement in cash established, the Company will account for RSU’s granted under the 2015 RSU plan as cash-settled awards prospectively from December 8, 2016. As a result of the modification, $2,179 was transferred from contributed surplus to the restricted share unit liability.

The associated compensation cost is recorded in share-based compensation expense unless directly attributable to mineral properties, plant and equipment.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

17.          CAPITAL AND RESERVES (Cont’d)

The following table summarizes the changes in the 2015 RSU’s for the year ended December 31:

	2017		2016
	Number of RSU’s	Weighted average fair value (in CAD)	Number of RSU’s	Weighted average fair value (in CAD)
Outstanding, January 1,	735,729	$10.65	861,344	$7.01
Granted	370,472	12.96	352,902	10.69
Settled	(355,648)	13.07	(336,896)	13.05
Forfeited	(21,489)	13.85	(141,621)	9.09
Outstanding, December 31,	729,064	$14.41	735,729	$10.65

At December 31, 2017, a liability of $2,715 (2016 — $2,126) was outstanding and included in accounts payable and accrued liabilities. For the year ended December 31, 2017, $3,365 (2016 - $2,006) has been expensed in the statement of loss as share-based compensation expense and $687 (2016 - $458) has been capitalized to mineral properties, plant and equipment.

2015 RSU Plan — PSU’s

On December 12, 2017, the PSU’s were granted to senior executive management under the 2015 RSU Plan. The PSU’s vest at the end of the third year and the number of units to be issued on the vesting date will vary from 0% to 200% of the number of PSU’s granted, depending on the Company’s total shareholder return compared to the return of a selected group of peer companies. The following table summarizes the changes in the PSU’s for the year ended December 31:

	2017		2016
	Number of PSU’s	Weighted average fair value (in CAD)	Number of PSU’s	Weighted average fair value (in CAD)
Outstanding, January 1,	—	$—	—	$—
Granted	74,140	13.08	—	—
Outstanding, December 31,	74,140	$14.41	—	$—

At December 31, 2017, a liability of $15 (2016 — nil) was outstanding and included in accounts payable and accrued liabilities. For the year ended December 31, 2017, $15 (2016 — nil) has been expensed in the statement of loss as share-based compensation expense.

18.                               RELATED PARTIES

Transactions with key management

Key management includes the Company’s directors (executive and non-executive) and executive officers including its Executive Chairman (“Exec Chair”), its President and Chief Executive Officer, its Executive Vice President and Chief Financial Officer, its Vice President and Chief Exploration Officer and its Executive Vice President, Corporate Affairs and Sustainability.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

18.                               RELATED PARTIES (Cont’d)

Directors and key management compensation:

	For the year ended
	December 31,	December 31,
	2017	2016
Salaries and benefits	$9,228	$5,203
Share-based compensation	5,099	4,630
	$14,257	$9,833

Effective January 1, 2017, under the terms of the Exec Chair’s employment agreement, the Exec Chair is entitled to a retirement allowance which is due and payable in full in the event the Exec Chair terminates his employment with the Company. As a result, the entire retirement allowance was expensed in the amount of $4,469 (C$6,000) and recorded as a current liability.

19.                               SUPPLEMENTAL CASH FLOW INFORMATION

The net change in non-cash working capital items included in mineral properties, plant and equipment were as follows:

	For the year ended
	December 31,	December 31,
	2017	2016
Taxes receivable	$4,522	$(408)
Accounts payable and accrued liabilities	(89,358)	74,177
	$(84,836)	$73,769

The net change in the Company’s financing liabilities were as follows:

	Long-term debt	Convertible notes
Liaiblities from financing activities, January 1, 2016	$309,847	$—
Advance under credit facility	97,000	—
Foreign exchange adjustments	4,020	—
Other non-cash movements	90,293	—
Liabilities from financing activities, December 31, 2016	$501,160	$—
Advance under credit facility	97,000	—
Net proceeds from convertible notes	—	95,795
Cash payments	—	(1,319)
Other non-cash movements	69,835	(17,894)
Liabilities from financing activities, December 31, 2017	$667,995	$76,582

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

20.                               FINANCIAL RISK MANAGEMENT

Financial risk management

The Company has exposure to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from its use of financial instruments.

This note presents information about the Company’s exposure to each of these risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Risk management is the responsibility of management and is carried out under policies approved by the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and Board of Directors.

(a)         Market risk

Market risk is the risk that changes in market price, such as foreign exchange rates, interest rates and commodity prices which will affect the Company’s cash flows or value of its financial instruments.

(i)            Currency risk

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. A significant portion of the Company’s mine production costs, capital expenditures and corporate administrative costs are denominated in CAD. Consequently, fluctuations in the USD exchange rate against the CAD increases the volatility of cost of sales and corporate administrative costs. Exchange gains and losses would impact earnings (loss).

The Company is exposed to currency risk through cash and cash equivalents, receivables and other excluding trade receivables, restricted cash and accounts payable and accrued liabilities which are denominated in CAD.

The Company has not hedged its exposure to currency fluctuations at this time.

The following table shows the impact on pre-tax earnings of a 10% change in the USD/CAD exchange rate on financial assets and liabilities denominated in CAD, as of December 31, 2017, with all other variables held constant:

	Impact of currency rate change on pre-tax earnings
	10% increase	10% decrease
Cash and cash equivalents	$1,340	$(1,340)
Receivables and other	676	(676)
Restricted cash	504	(504)
Accounts payable and accrued liabilities	(6,085)	6,085

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

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

20.                               FINANCIAL RISK MANAGEMENT (Cont’d)

The Company is also subject to interest rate risk with respect to the fair value of long-term debt, in particular, the fair value of the embedded derivatives under the senior secured term credit facility, the offtake obligation and the stream obligation, which are accounted for at FVTPL.

The following table shows the impact on pre-tax earnings of a 1% change in interest rates on financial assets and liabilities as of December 31, 2017, with all other variables held constant:

	Impact of interest rate change on pre-tax earnings
	1% increase	1% decrease
Cash and cash equivalents	$901	$(901)
Other assets	5	2,537
Offtake obligation	2,455	(2,900)
Stream obligation	2,576	(2,364)

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

The financial instruments impacted by commodity prices are the trade receivables, the offtake obligation (a derivative liability) and the stream obligation.

Price adjustments are made in subsequent periods to the customer receivables for concentrate sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables contain an embedded derivative which is adjusted each period to reflect forward market prices to the estimated settlement date.

The Company has not hedged the price of any commodity at this time as it is not permitted to hedge under the terms of the offtake and stream obligation.

The following table shows the impact on pre-tax earnings from changes in the fair values of financial instruments with a 10% change in gold and silver commodity prices. The impact of a 10% movement in commodity prices as of December 31, 2017, with all other variables held constant, is as follows:

	Impact of price change on pre-tax earnings
	10% increase	10% decrease
Trade receivables	$7,848	$(7,848)
Offtake obligation	(4,285)	4,496
Stream obligation	(152)	848

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

20.                               FINANCIAL RISK MANAGEMENT (Cont’d)

(b)         Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, trade receivables, tax receivables and restricted cash.

The carrying amount of financial assets represents the maximum credit exposure:

	December 31, 2017	December 31, 2016
Cash and cash equivalents	$56,285	$141,791
Trade receivables	11,067	—
Tax receivables	6,166	8,621
Restricted cash	5,036	9,377
	$78,554	$159,789

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions. Management believes the risk of loss related to these deposits to be low. The Company continually evaluates changes in the status of its counterparties.

The Company sells its gold and silver to its lenders, refineries located in Canada and the United States and a trading company. The Company has not had any defaults from its counterparties. The Company is not economically dependent on a limited number of customers for the sale of its gold and silver as its products can be sold through numerous world-wide commodity markets. As at December 31, 2017, the Company has $11,067 (2016 — nil) receivables related to its gold and silver revenue.

(c)          Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of its financial assets and liabilities. Cash flow forecasting is performed regularly. To the extent the Company does not believe it has sufficient liquidity to meet obligations, it will consider securing additional debt or equity funding.

The Company’s cash and cash equivalents are currently invested in business and savings accounts with high-credit quality financial institutions which are available on demand by the Company for its operating and capital expenditures. The Company also holds government and surety bonds to support future environmental obligations.

The Company’s financial obligations consist of accounts payable and accrued liabilities, restricted share unit liability, long-term debt consisting of the credit facility, the offtake obligation and the stream obligation and the convertible notes.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

20.                               FINANCIAL RISK MANAGEMENT (Cont’d)

The maturity analysis of financial liabilities as at December 31, 2017 is as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Accounts payable and accrued liabilities	$60,438	$—	$—	$—	$60,438
Restricted share unit liability	—	511	—	—	511
Senior secured term credit facility	423,776	—	—	—	423,776
Stream obligation	—	20,000	—	—	20,000
Convertible notes	—	—	100,000	—	100,000
Interest on convertible notes	2,250	6,750	1,116	—	10,116
	$486,464	$27,261	$101,116	$—	$614,841

Amounts related to the senior secured term credit facility are shown based on contractual maturity of the host. The Company has a term extension option (reflected in the embedded derivative) that could extend repayment to 2019.

The minimum amount owing in relation to the stream obligation is $20,000 assuming no early buyout options are exercised as described in note 10(c).

Capital management

The Company’s objectives in the managing of the liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. Management monitors the amount of cash, debt instruments and equity in the capital structure and adjusts the capital structure, as necessary, to support the operation, development and exploration of its projects.

The capital structure of the Company consists of debt instruments and equity attributable to common shareholders, comprising of issued share capital, contributed surplus, accumulated comprehensive loss and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets to facilitate the management of its capital requirements.

The Company prepares detailed annual budgets and cash flow forecasts for mining, development and corporate activities that are approved by the Board of Directors. Forecasts are regularly reviewed and updated for changes in circumstances so that appropriate capital allocation, investment and financing decisions are made for the Company.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

20.                               FINANCIAL RISK MANAGEMENT (Cont’d)

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

The carrying values of cash and cash equivalents, receivables and other, accounts payable and accrued liabilities and the senior secured term credit facility approximate their fair values due to the short-term maturity of these financial instruments.

The following tables present the Company’s financial assets and liabilities by level within the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying value			Fair value
	Designated at	Loans and	Other financial
As at December 31, 2017	FVTPL	receivables	liabilities	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$—	$56,285	$—	$—	$—	$—
Receivables and other	—	19,551	—	—	11,067	—
Other assets	132	—	—	—	—	132
Restricted cash	—	5,036	—	—	—	—
	$132	$80,872	$—	$—	$11,067	$132

Financial liabilities
Accounts payable and accrued liabilities	$—	$—	$53,436	$—	$—	$—
Restricted share unit liability	2,730	—	—	—	2,730	—
Senior secured term credit facility	—	—	365,890	—	—	—
Offtake obligation	78,085	—	—	—	—	78,085
Stream obligation	224,020	—	—	—	—	224,020
Debt portion of convertible note	—	—	76,582	—	76,582	—
	$304,835	$—	$495,908	$—	$79,312	$302,105

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

20.                               FINANCIAL RISK MANAGEMENT (Cont’d)

	Carrying value			Fair value
	Designated at	Loans and	Other financial
As at December 31, 2016	FVTPL	receivables	liabilities	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$—	$141,791	$—	$—	$—	$—
Receivables and other	—	15,260	—	—	—	—
Other assets	1,756	—	—	—	—	1,756
Restricted cash	—	9,377	—	—	—	—
	$1,756	$166,428	$—	$—	$—	$1,756

Financial liabilities
Accounts payable and accrued liabilities	$—	$—	$108,396	$—	$—	$—
Restricted share unit liability	2,668	—	—	—	2,668	—
Senior secured term credit facility	—	—	232,438	—	—	—
Offtake obligation	67,702	—	—	—	—	67,702
Stream obligation	201,020	—	—	—	—	201,020
	$271,390	$—	$340,834	$—	$2,668	$268,722

The embedded derivative assets were valued using Monte Carlo simulation valuation models with principal inputs related to the credit facility including the risk-free interest rate and the Company’s and lender’s credit spread.

The offtake and stream obligations were valued using Monte Carlo simulation valuation models. The key inputs used by the Monte Carlo simulation in valuing both the offtake and stream obligations include: the gold forward curve based on Comex futures, long-term gold volatility, call option exercise prices and risk-free rate of return.

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

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

21.                               TAXATION

(a) Deferred income tax liability

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax assets (liabilities) as follows:

	December 31,	December 31,
	2017	2016
Tax loss carry forwards	$53,266	$26,313
Long term debt	22,525	19,584
Financing costs	4,288	4,367
Decommissioning and restoration provision	4,978	3,556
Investment tax credits	6,545	—
Other	756	382
Mineral interests	(91,394)	(54,202)
Inventories	(964)	—
	$—	$—

Deductible temporary differences for which no deferred tax assets are recognized are as follows:

	December 31,	December 31,
	2017	2016
Tax loss carry forwards	$59,472	$6,663
Investment tax credits	—	6,199
Other	68	3,548
Provincial mining tax attributes	16,408	—
	$75,948	$16,410

The Company has tax losses in Canada of approximately $256,463 (2016 - $107,865) expiring in periods from 2030 to 2037. The Company also has investment tax credits totaling approximately $8,965 (2016 - $8,376).

(b)         Income tax (recovery) expense

The Company’s tax (recovery) expense is comprised of the following:

	For the year ended
	December 31,	December 31,
	2017	2016
Current tax expense	$1,621	$—
Deferred tax recovery	(7,022)	(19,780)
	$(5,401)	$(19,780)

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

21.                               TAXATION (Cont’d)

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 26% as follows:

	For the year ended
	December 31,	December 31,
	2017	2016
Expected tax (recovery) expense	$(5,680)	$(21,058)
Change in income tax rates	(574)	—
Provincial mining taxes	1,621	—
Change in unrecognized temporary differences	7,679	1,732
Share-based compensation and other items	988	620
Flow-through shares	842	969
Flow-through share premium	(574)	(661)
Impact of foreign exchange on CAD denominated tax attributes	(12,550)	—
Permanent differences and other	2,847	(1,382)
	$(5,401)	$(19,780)

A deferred income tax asset has not been recognized in respect of the differences, as it is not probable that sufficient future taxable earnings will be available to realize such assets.

22.                               COMMITMENTS

The following table provides the Company’s gross contractual obligations as of December 31, 2017:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Purchase commitments	$5,399	$—	$—	$—	$5,399
Decommissioning and restoration provision	—	318	—	18,118	18,436
Office lease	573	96	—	—	669
Repayment of credit facility	423,776	—	—	—	423,776
Repayment of convertible notes	2,250	6,750	101,116	—	110,116
	$431,998	$7,164	$101,116	$18,118	$558,396

(a)         Commitments — Brucejack Mine

The Company and the Nisga’a Nation have entered into a comprehensive Cooperation and Benefits Agreement in respect of the Brucejack Mine. Under the terms of the Agreement, the Nisga’a Nation will provide ongoing support for the development and operation of Brucejack with participation in its economic benefits.

The Brucejack Mine is subject to a 1.2% net smelter returns royalty on production in excess of cumulative 503,386 ounces of gold and 17,907,080 ounces of silver.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

22.                               COMMITMENTS (Cont’d)

(b)         Commitments — Offtake and stream obligations

Pursuant to the stream agreement, the Company is obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 and a payment of $20,000.

Under the offtake agreement, the Company is obligated to sell 100% of refined gold (in excess of any delivered ounces pursuant to the stream obligation) up to 7,067,000 ounces. The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in USD per ounce during a defined pricing period before and after the date of each sale.

23.                               CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidation financial position or results of operations.

(a)         Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action against the Company, Robert Quartermain (a director, the President and the CEO of the Company) and Snowden Mining Industry Consultants Ltd. (the “Wong Action”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons, wherever they reside, who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden Mining Industry Consultants Ltd. is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision.

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for the Wong Action.

(b)         United States class actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against the Company and certain of its officers and directors, alleging that defendants violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Mine. All five actions were filed in the United States District Court for the Southern District of New York (the “Court”).

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except for share data)

23.                               CONTINGENCIES (Cont’d)

In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552. The Court appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased or otherwise acquired the Company’s common shares between June 11, 2013 and October 22, 2013.

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

In June 2017, the Court granted the Company’s Motion to Dismiss the Second Amended Complaint. The Court ruled in favour of the Company and the officers and directors named as defendants on all claims and ordered the case closed. The plaintiffs filed their Notice of Appeal from the decision, to the United States Court of Appeals for the Second Circuit, on July 10, 2017. The plaintiff’s opening brief on appeal was filed on October 2, 2017. The Company filed its response brief on December 8, 2017 and the plaintiffs filed their reply brief on December 22, 2017. Oral argument on the plaintiff’s appeal is scheduled to be heard by the Second Circuit on March 16, 2018.

The Company believes that the allegations made against it in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for these class actions.

(c)          Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia. The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017) and More Core Diamond Drilling Services Ltd. (March 27, 2017), who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. It is expected that the three actions will be joined.

The Company believes that the allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.

APPENDIX C

MANAGEMENT’S DISCUSSION AND ANALYSIS

PRETIUM RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

YEARS ENDED DECEMBER 31, 2017 AND 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of Pretium Resources Inc. (the “Company”, “we” or “us”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of the Company. This MD&A should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2017 and 2016 as publicly filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website.

We have prepared the audited consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Effective January 1, 2017, the Company elected to change its presentation currency from the Canadian dollar (“CAD” or “C$”) to the United States dollar (“USD” or “US$”). The Company applied the change to USD presentation currency retrospectively and restated the comparative financial information as if the new presentation currency had always been the Company’s presentation currency. The functional currency of the Company and its subsidiaries was reassessed and the functional currency changed from CAD to USD, commencing on January 1, 2017. Refer to the “Changes in Accounting Policies” section of this MD&A.

All dollar amounts in this MD&A are expressed in thousands of USD, except for share and per ounce data.

This MD&A is prepared as of March 8, 2018 and includes certain statements that may be deemed “forward-looking statements”. We direct investors to the section “Risks and Uncertainties” and “Statement Regarding Forward-Looking Information” included within this MD&A.

Certain non-IFRS financial performance measures are included in this MD&A. We believe that these measures, in addition to measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company and compare our results to other companies. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. The non-IFRS financial performance measures included in this MD&A are: total cash costs; all-in sustaining costs (“AISC”); average realized gold price, average realized cash margin; adjusted earnings (loss) and adjusted earnings (loss) per share. Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of non-IFRS measures.

Additional information relating to us, including our Annual Information Form and Form 40-F, is available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

2017 OVERVIEW

Fourth quarter & six months production summary

•                  Production totaled 70,281 ounces of gold and 96,004 ounces of silver in the fourth quarter of 2017, for a total of 152,484 ounces of gold and 179,237 ounces of silver produced during the first six months of production ramp-up.

•                  Mill feed grade averaged 8.2 grams per tonne gold in the fourth quarter and 9.4 grams per tonne gold for the first six months of ramp-up.

•                  Gold recoveries averaged 95.8% in the fourth quarter of 2017 for an average gold recovery rate of 96.2% for the first six months of production ramp-up.

•                  Process plant throughput averaged 2,951 tonnes per day during the fourth quarter of 2017 for an average processing rate of 2,895 tonnes per day during the first six months of production ramp-up.

•                  Ore milled totaled 271,501 in the fourth quarter of 2017, for a total of 532,763 tonnes of ore milled during the first six months of production ramp-up.

•                  The Company submitted an application to increase the Brucejack Mine production rate to 3,800 tonnes per day in December.

Fourth quarter financial summary

•                  The Company generated revenue of $107,058 which included $106,464 of revenue from contracts with customers plus a gain on revaluation of derivatives in trade receivables of $594. The sale of 86,514 ounces of gold contributed $104,794 of revenue at an average realized price(1) of $1,211 per ounce. The sale of 107,900 ounces of silver contributed $1,670 of revenue.

•                  Total cost of sales, which includes production costs, depreciation and depletion, royalties and selling costs was $80,168 or $927 per ounce of gold sold(1). Total cash cost(1) was $700 per ounce of gold sold and AISC(1) was $893 per ounce of gold sold.

•                  Earnings from mine operations(1) were $26,890 for the three months ended December 31, 2017.

•                  Net loss was $2,720 for the three months ended December 31, 2017 compared to a net loss of $8,564 in the comparable period. Adjusted earnings(1) were $12,742 for the three months ended December 31, 2017.

•                  Cash generated by operations was $33,408 for the three months ended December 31, 2017 compared to cash used in operations of $4,924 in the comparable period.

1  Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Annual financial summary

•                  The Company generated revenue of $177,933 which included $177,787 of revenue from contracts with customers plus a gain on revaluation of derivatives in trade receivables of $146. The sale of 141,927 ounces of gold contributed $175,793 of revenue at an average realized price(1) of $1,239 per ounce. The sale of 127,746 ounces of silver contributed $1,994 of revenue.

•                  Total cost of sales, which includes production costs, depreciation and depletion, royalties and selling costs was $125,080 or $881 per ounce of gold sold(1). Total cash cost(1) was $683 per ounce of gold sold and AISC(1) was $852 per ounce of gold sold.

•                  Earnings from mine operations(1) were $52,853 for the year ended December 31, 2017.

•                  Net loss was $16,453 for the year ended December 31, 2017 compared to a net loss of $61,212 in the comparable period. Adjusted earnings(1) were $17,426 for the year ended December 31, 2017.

•                  Cash and cash equivalents were $56,285 as at December 31, 2017 compared to $141,791 as at December 31, 2016. The Company has working capital(1) of $40,557 excluding the current portion of long-term debt as at December 31, 2017; refer to the “Liquidity and Capital Resources” section of this MD&A.

•                  Cash generated by operations was $73,321 for the year ended December 31, 2017 compared to cash used in operations of $12,205 in the comparable period.

1  Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

KEY OPERATING AND FINANCIAL STATISTICS

The operating and financial data for the periods are as follows:

		For the three months ended		For the year ended
In thousands of USD, except where noted		December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Operating data
Ore mined	t	280,671	—	552,205	—
Mining rate	tpd	3,051	—	3,001	—

Ore milled	t	271,501	—	532,763	—
Head grade	g/t Au	8.2	—	9.4	—
Recovery	%	95.8	—	96.2	—
Mill throughput	tpd	2,951	—	2,895	—

Gold ounces produced(1)	oz.	70,281	—	152,484	—
Silver ounces produced	oz.	96,004		179,237

Gold ounces sold	oz.	86,514	—	141,927	—
Silver ounces sold	oz.	107,900	—	127,746	—

Financial data
Revenue		$107,058	—	177,933	—
Earnings from mine operations(2)		$26,890	—	52,853	—
Net loss for the period		$(2,720)	(8,564)	(16,453)	(61,212)
Per share - basic	$/share	(0.01)	(0.05)	(0.09)	(0.35)
Per share - diluted	$/share	(0.01)	(0.05)	(0.09)	(0.35)

Adjusted earnings (loss)(2)		$12,742	(6,869)	17,426	(11,324)
Per share - basic(2)	$/share	0.07	(0.04)	0.10	(0.07)

Total cash and cash equivalents		$56,285	141,791	56,285	141,791
Cash generated by (used in) operating activities		$33,408	(4,924)	73,321	(12,205)

Total assets		$1,671,537	1,450,436	1,671,537	1,450,436
Long-term debt		$293,029	501,160	293,029	501,160

Total cash costs(2)	$/oz	700	—	683	—
All-in sustaining costs(2,3)	$/oz	893	—	852	—

Average realized price(2)	$/oz	1,211	—	1,239	—
Average realized cash margin(2)	$/oz	511	—	556	—

(1)             Gold ounces produced for the year ended December 31, 2017 excludes 8,510 ounces produced in the pre-commercial period.

(2)             Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

(3)             All-in sustaining costs for the year ended December 31, 2017 is only for the six months ended December 31, 2017 as commercial production results only commenced on July 1, 2017.

The following abbreviations were used above: t (tonnes), tpd (tonnes per day), g/t (grams per tonne), Au (gold) and oz (ounces).

5

BUSINESS OVERVIEW

The Company was incorporated on October 22, 2010 under the laws of the Province of British Columbia and is listed on the Toronto Stock Exchange (TSX.PVG) and New York Stock Exchange (NYSE.PVG). The Company was formed for the acquisition, exploration, development and operation of precious metal resource properties in the Americas.

We transitioned into operations after achieving commercial production on July 1, 2017 at our 100% owned Brucejack Mine located in northwestern British Columbia. The Brucejack Mine is comprised of 4 mining leases and 6 mineral claims totaling 3,304 hectares in area and forms part of our contiguous claims package that comprises over 122,000 hectares. The Brucejack Mine is a 2,700 tonnes per day high-grade gold underground mine and since July 2017, our focus is on the ramp-up of gold production.

Our exploration and evaluation assets are the Snowfield Project and Bowser Regional Project. The Snowfield Project mineral claims are in good standing until 2028. We continue to conduct baseline environmental studies for potential future development.

BRUCEJACK MINE OVERVIEW

Brucejack mine construction

Construction and mechanical commissioning at the mine, the demobilization of construction and contract crews and construction facilities have been completed. The permanent operations team assumed full management of the mine, and all of the main operating units in the mill are performing as expected.

The final cost to construct the Brucejack mine was $940,054 which included non-cash items such as capitalized borrowing costs, depreciation, share-based compensation and recognition of the decommission and restoration provision. The cash costs to construct the Brucejack mine were $827,707 which was $16,607 or 2.1% over the forecast published in February 2017.

Brucejack commercial production

The determination of commercial production for accounting purposes was based on three factors: the ability of the underground mine to supply the mill, the ability to sustain operations in the mill and the ability to produce a saleable product. The commercial production date was defined as the first day of the calendar month immediately following the first calendar month during which the process plant processed ore at an average rate of 60% of one-twelfth of yearly nameplate capacity (985,500 tonnes per year or 2,700 tonnes per day). The factors for accounting were the same as those set forth in the credit agreement.

During the month of June, the process plant at Brucejack processed 70,805 tonnes of ore (87.4% of one-twelfth of yearly nameplate capacity) from low-grade ore stockpiles for an average of 2,360 tonnes per day. As a result of processing the low-grade ore, we produced doré and concentrate in June which constituted a saleable product. As a result, effective July 1, 2017 commercial production was achieved at the Brucejack Mine.

OPERATING RESULTS

Gold and silver production

During the six months ended December 31, 2017, the Brucejack Mine produced 152,484 ounces of gold, which excludes 8,510 ounces of gold from pre-commercial production, and 179,237 ounces of silver from low-grade stockpiles, development muck and stope ore. There is no comparable information as the Brucejack Mine achieved commercial production on July 1, 2017.

During the six months ended December 31, 2017, the Company sold 141,927 ounces of gold and 127,746 ounces of silver. As at December 31 2017, there were 7,716 ounces of gold doré and 10,328 ounces of gold in concentrate in finished goods.

Processing

During the six months ended December 31, 2017, a total of 532,763 tonnes of ore, equivalent to a throughput rate of 2,895 tonnes per day, was processed.

The mill feed grade was 9.4 grams per tonne gold and recovery was 96.2%. We continue to review the mill process to optimize recoveries.

The main operating units in the mill building are performing as expected. Planning in underway to replace the concentrate bagging system which caused increased mill downtime and maintenance requirements.

On December 20, 2017, the Company submitted an application to the BC Ministry of Energy, Mines and Petroleum Resources and the BC Ministry of Environment and Climate Change Strategy to increase the Brucejack Mine production rate to 3,800 tonnes per day. The increase would result in an annual average production rate of 1.387 million tonnes, up from 0.99 million tonnes (a daily average of 3,800 tonnes from 2,700 tonnes). The approval process is expected to take approximately six to twelve months. Engineering is underway to assess the mill capacity upgrades required to increase the production rate. Based on preliminary engineering, the capital cost to increase the mill capacity is estimated to be less than US$25 million. The estimate will be updated when the engineering process is complete.

Mining

During the six months ended December 31, 2017, 552,205 tonnes of ore were mined, equivalent to a mining rate of 3,001 tonnes per day.

During the fourth quarter, gold production was lower than expected as higher-grade stopes scheduled to be mined in December encountered operational issues (equipment down-time and mining execution), that prevented them from being mined and delivering higher grade ore to the mill. Both long-hole drills went down and the stopes could not be drilled off in time. Mining also encountered a hang-up when blasting a long-hole slot. These issues, combined with the limited stope inventory (no other high-grade stopes were accessible in the quarter) contributed to the lower than expected gold production.

Pretivm has taken a number of steps to address these operational issues. To improve access and build stope inventory, the rate of underground development has been increased to 700 meters per month for 2018, up from the 420 meters originally contemplated in the Brucejack Feasibility Study. In addition, a third long-hole drill is now on site to provide back-up and contribute to the build-up of stope inventory.

During the third and fourth quarter of 2017, two sills were established to open up two mining horizons for 2018, the 1200-meter Level to the 1320-meter Level and the 1320-meter Level to the 1440-meter Level. With the continued extension of the mining levels to the east and west within the two mining horizons and the increase in rate of development, stope inventory is expected to increase to 10 to 12 stopes with a range of grades by mid-year 2018. The availability of stopes representing a range of grades, including multiple higher grade stopes, will allow mining operations to optimize stope blending and provide alternative stopes with comparable grades for mining, if required. The increased stope inventory is expected to improve the management of production grades as the ramp-up continues.

Operational grade control

The grade control program, designed to refine stope dimensions, reduce dilution and optimize grade, is underway. The program comprises sampling and drilling, and it currently being integrated into the mining process.

Stope Ring Sampling

As part of the grade control program, grade is estimated on a ring-by-ring basis to refine the shape of the long-hole stope prior to mining. Long-hole drill cuttings are selectively collected from each ring within a stope and split into a reduced sample size for assaying. Assayed data from each of the rings is then fed back into the short-term mine planning cycle to refine stope dimensions.

The upgraded and modified underground sample splitting station is now functional. The sample splitting station is used to further validate the sampling process.

Reverse Circulation Drilling

Another component of the grade control program, reverse circulation (RC) drilling to optimize stope definition, has commenced on a trial basis. The RC drill will cross-cut the stopes drilling 5-meter to 7.5-meter centers to refine stope location and dimensions prior to mining. The RC drilling will provide a larger sample per meter and is expected to be faster and more cost effective than core drilling, which has been used for infill drilling to date.

With the operational grade control system now functioning and continued high definition drilling, steady-state gold production is now expected to be achieved by mid-to-late 2018.

Reconciliation of 2017 ramp-up production

Grade reconciliation to the reserve model for the period August 1, 2017 to December 31, 2017 was approximately 75% to 80% and attributed to: (a) the small, relatively unrepresentative sample size of production being analyzed, (b) rudimentary grade control without the grade control program operational and (c) lack of drill density in a significant area of the contributing stopes. During the period, ore from the stopes developed on the 1200-meter Level sill provided approximately 25% of mill feed. These stopes were mined in establishing the 1200-meter Level sill as part of the long-term mine plan and had a lower drill density than stopes on other levels of the mine. As the grade control program becomes operational and mining moves up from the 1200-meter Level into areas with higher drill density, reconciliation is expected to be more robust.

Exploration Drilling for Porphyry Source

An exploration drill program has been initiated to test for a porphyry source and evaluate the potential extension of the Valley of the Kings to the east. The drill program will follow-up on the success of the 2015 regional grass-roots exploration drill program. High-grade gold was intersected in the Flow Dome Zone, located approximately 500 meters east of the Brucejack Mine, confirming the presence of either a new stockwork zone or an extension of the Valley of the Kings deposit (see news release dated October 8, 2015). A drill has been set up underground on the eastern edge of the 1200-meter Level of the Valley of the Kings development. Two drill holes, each 1,600 meters long will serve to provide a continuum of information from the Valley of the Kings to the Flow Dome Zone. The drilling will also test below the Flow Dome Zone where structural geology combined with a geophysical anomaly suggests a potential porphyry source.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Mine development. Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Vice President, Geology and Chief Geologist, Pretium Resources Inc. is the QP responsible for Brucejack Mine reconciliation of 2017 ramp-up production and the Brucejack Mine exploration drilling.

Sustaining capital

During the year ended December 31, 2017, the Company spent $9,576 on sustaining capital. Sustaining capital expenditures included the paste booster station, the grade control sampling station and gravity lab and normal course capitalized development costs incurred during production. Capitalized development include costs to build new ventilation raises and ramps that enable the Company to physically access ore underground.

OUTLOOK

H1 2018 guidance

Gold production at Brucejack for the first half of 2018 is expected in the range of 150,000 ounces to 200,000 ounces, for total first year ramp-up gold production of 302,000 ounces to 352,000 ounces (July 1, 2017 to June 30, 2018). Steady state mining is now expected to be achieved in mid-to-late 2018. Production guidance for the remainder of 2018 will be provided mid-year.

2018 financial guidance

All-in sustaining costs(1) for the first half of 2018 are expected to range from $700 per ounce gold sold to $900 per ounce gold sold and include all site and head office costs. The cost of the increased underground development to improve access and build stope inventory is included in, and comprises, approximately 10% of the all-in sustaining costs. All-in sustaining costs do not include the estimated US$25 million of capital cost required to increase the mill capacity to 3,800 tpd. As operations continue to ramp-up at the Brucejack Mine through 2018, an increased focus will be placed on operational efficiency to reduce costs, with a particular focus on optimizing mining operations, reducing binder usage for paste backfill, establishing long-term material and supply contracts and assessing the potential to increase grind size.

REGIONAL EXPLORATION

An extensive regional exploration campaign was initiated in 2015 to identify mineralized zones on the 1,250-square-kilometer, wholly-owned property similar to the Valley of the Kings and Eskay Creek deposits. A final data analysis is underway to refine high-priority targets for drilling in spring 2018.

The comprehensive regional exploration program has included the collection of over 11,000 samples, regional mapping, prospecting, airborne geophysics, ground geophysics, hyperspectral mapping, and data compilation. To date, the program has resulted in the identification of three distinct areas that have the potential to host epithermal mineralization.

Several gold and silver epithermal targets have been identified in the American Creek Zone located approximately 25 kilometers southeast of the Brucejack Mine. The American Creek valley is dominated by kilometer-scale north-south structures and localized east-west stockworks, which host elevated gold values of up to 62.5 grams of gold per tonne in rocks of the Lower Hazelton Group, Unuk River Formation, the same formation that hosts the Brucejack Mine. Geophysical conductors identified in the American Creek Zone are supported by coincident pathfinder minerals and trace elements associated with epithermal mineralization.

The Koopa Zone, located approximately 30 kilometers east-southeast of the Brucejack Mine, is dominated by intensely quartz-sericite pyrite altered Salmon River Formation volcanics and Quock Formation sediments of the Upper Hazelton Group. As no previous work had been completed at this zone, 2017 efforts focused on prospecting and mapping, with ground geophysical surveys undertaken to assist with interpretations at depth and in areas with limited exposure. Prospective precious and base metal grab samples have been collected across the zone returning results as high as 5.28 grams of gold per tonne, 1,460 grams of silver per tonne, 9% lead and 25% zinc with geochemical signatures similar to intrusion-related epithermal gold deposits.

Approximately 15 kilometers east of the Brucejack Mine, numerous high-grade gold boulders have been sampled at the Boulder Zone, with grades as high as 19.25 grams of gold per tonne. Ground geophysics have been conducted over the area to find the source of the boulders. Alteration, geochemistry and Upper Hazelton Group rocks in the area do indicate the boulders are potentially VMS related.

1  Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

As results continue to be received, review and analysis of the extensive regional database continues with the expectation that additional high- priority areas will be identified.

A private placement of 329,000 flow-through common shares of the Company at a price of C$15.20 per flow-through share was completed in two tranches on June 30 and July 14, 2017 for total gross proceeds of $3,891 (C$5,001). A portion of the proceeds of the private placement of flow-through common shares were used to fund the 2017 grass-roots exploration program. Planning is underway for the 2018 grassroots exploration program on the wholly-owned Bowser Claim Group, which is expected to begin in late spring.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the QP responsible for the 2017 regional grass-roots exploration program.

ADDITIONAL CLAIMS

Our claims also include the Snowfield Project which borders Brucejack to the north and is comprised of one mineral claim with an area of 1,217 hectares. Since we acquired the Snowfield Project in 2010, we have continued to carry out environmental studies in conjunction with Brucejack. Snowfield represents a longer term gold opportunity for our shareholders.

FINANCIAL RESULTS

	For the three months ended		For the year ended
	December 31,	December 31,	December 31,	December 31,
	2017	2016	2017	2016
Revenue	$107,058	$—	$177,933	$—

Cost of sales	80,168	—	125,080	—

Earnings from mine operations	26,890	—	52,853	—

Corporate administrative costs	5,702	4,619	18,816	13,953

Operating earnings (loss)	21,188	(4,619)	34,037	(13,953)

Interest and finance (expense) income	(15,362)	213	(30,128)	909
Foreign exchange gain	521	(2,463)	667	1,720
Loss on financial instruments at fair value	(8,460)	(3,106)	(26,430)	(69,668)

Loss before taxes	(2,113)	(9,975)	(21,854)	(80,992)

Current income tax expense	(1,015)	—	(1,621)	—
Deferred income tax recovery	408	1,411	7,022	19,780

Net loss for the year	$(2,720)	$(8,564)	$(16,453)	$(61,212)

Other comprehensive earnings (loss), net of tax
Items that may be subsequently reclassified to earnings or loss:
Foreign currency translation adjustments	—	(19,099)	—	20,591

Comprehensive loss for the year	$(2,720)	$(27,663)	$(16,453)	$(40,621)

Three months ended December 31, 2017 compared to the three months ended December 31, 2016

Net loss for the three months ended December 31, 2017 was $2,720 compared to $8,564 for the comparable period ended December 31, 2016. The decrease in the loss was mainly attributed to earnings generated from operations offset by an increase in interest and finance expense. Earnings from mine operations were $26,890 for the quarter ended December 31, 2017 compared to nil in the comparable period as the Company did not have mine operations in 2016.

Net comprehensive loss for the three months ended December 31, 2017 was $2,720 compared to net comprehensive loss of $27,633 for the comparable period ended December 31, 2016. In the comparable period, comprehensive loss included $19,099 from the translation of CAD functional currency results into the USD presentation currency. Foreign currency translation adjustments will not recur in future periods with the change in functional currency to USD commencing January 1, 2017.

Revenue

Revenue for the three months ended December 31, 2017 were $107,058 compared to nil in the comparable period as the Company did not have mine operations in 2016. Revenue includes a $594 gain on revaluation of derivatives in trade receivables.

The Company sold 86,514 ounces of gold at an average realized price(1) of $1,211 per ounce generating $104,794 in revenue from contracts with customers. The Company sold 107,900 ounces of silver which generated $1,670 in revenue. Treatment costs and refining charges associated with concentrate sales, in the amount of $5,705, were included within concentrate revenue. The average London Bullion Market Association (“LBMA”) AM and PM market price over the quarter ended December 31, 2017 was $1,276 per ounce.

Cost of sales

Cost of sales for the three months ended December 31, 2017 was $80,168 or $927 per ounce of gold sold(1). Cost of sales includes production costs, depreciation and depletion, royalties and selling costs and changes in inventories to reflect the difference between produced and sold ounces.

Production costs

Production costs for the three months ended December 31, 2017 were $58,521. Production costs include mining, processing, maintenance, site administration costs and site share-based compensation.

A majority of production costs were incurred in Canadian dollars. During the quarter ended December 31, 2017, the average foreign exchange rate was CAD$1.27 to US$1.00.

1  Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Depreciation and depletion

Depreciation and depletion for the three months ended December 31, 2017 was $17,272. The majority of the Company’s depreciation and depletion is determined using the units of production method based on total ounces mined over the estimated proven and probable reserves.

Royalties and selling costs

During the three months ended December 31, 2017, the Company incurred $4,120 in selling costs and $255 in royalty expense. Selling costs included transportation costs which were $3,502.

Total cash costs(1) and AISC(1)

Total cash costs(1) for the three months ended December 31, 2017 were $700 per ounce of gold sold. AISC(1) for the three months ended December 31, 2017 totaled $893 per ounce of gold sold. Sustaining capital expenditures amounted to $4,533 (including $1,184 deferred development costs incurred during production).

Corporate administrative costs

Corporate administrative costs for the three months ended December 31, 2017 were $5,702 compared to $4,619 in the comparable period.

Share-based compensation for the three months ended December 31, 2017 was $1,766 compared to $980 in the comparable period. The increase in share-based compensation was due mainly to an increase in the Company’s share price during the period.

Interest and finance expense (income)

During the three months ended December 31, 2017, the Company incurred interest and finance expense of $15,362 compared to interest income of $213 in the comparable period. All interest and finance expenses incurred prior to July 1, 2017 were capitalized as borrowing costs to the Brucejack Mine.

The Company incurred $13,288 in interest expense related to the credit facility. The 7.5% per annum cash interest payable associated with the credit facility is not settled until maturity.

The Company incurred $1,970 in interest and finance expense related to the convertible notes of which $567 was interest at a rate of 2.25% per annum and $1,403 was accretion of the convertible note.

1  Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Loss on financial instruments at fair value

The September 2015 construction financing includes prepayment and term extension options on the credit facility, the offtake obligation and the stream obligation which are recorded on our statement of financial position at fair value. During the three months ended December 31, 2017, the changes in fair value of the offtake obligation and stream obligation were a function of increases in the gold price, increase in market expectations of future gold prices, gold price volatility, a decrease in interest rates and changes to the estimated production schedule.

The change in fair value of the offtake obligation resulted in a loss of $2,474 (2016 — gain of $435) and the change in fair value of the stream obligation resulted in a loss of $5,712 (2016 - $8,250). The prepayment and extension options in the senior secured term credit facility decreased in value due to a decrease in interest rate and the passage of time resulting in a loss of $274 (2016 - $255).

As the stream is in substance a debt instrument, the effective interest on the debt host was capitalized as a borrowing cost during the construction of the Brucejack Mine. We capitalized nil (2016 - $4,964) of interest on the stream obligation to mineral properties, plant and equipment. The capitalized interest was reclassified from the loss on financial instruments at fair value recorded in the statement of loss.

Current and deferred income taxes

For the three months ended December 31, 2017, current income tax expense was $1,015 related to the 2% net current proceeds portion of the BC Mineral Tax compared to nil in the comparable period.

During the three months ended December 31, 2017, we recorded a deferred income tax recovery of $408 compared to $1,411 for the comparable period. The difference is related to the unrealized loss on financial instruments at fair value including the offtake obligation and stream obligation and recognition of 2017 non-capital losses.

Year ended December 31, 2017 compared to the year ended December 31, 2016

Net loss for the year ended December 31, 2017 was $16,453 compared to $61,212 for the comparable year ended December 31, 2016. The decrease in the loss was mainly attributed to operating earnings generated from production at the Brucejack mine and a considerable decrease in the loss on financial instruments offset by an increase in interest and finance expense.

Net comprehensive loss for the year ended December 31, 2017 was $16,453 compared to net comprehensive loss of $40,621 for the comparable year ended December 31, 2016. In the comparable year, comprehensive income included $20,591 from the translation of CAD functional currency results into the USD presentation currency. Foreign currency translation adjustments will not recur in future periods with the change in functional currency to USD commencing January 1, 2017.

Revenue

Revenue for the year ended December 31, 2017 were $177,933 compared to nil in the comparable year as the Company did not have mine operations in 2016. Revenue includes a $146 gain on revaluation of derivatives in trade receivables.

The Company sold 141,927 ounces of gold at an average realized price(1) of $1,239 per ounce generating $175,793 in revenue from contracts with customers. The Company sold 127,746 ounces of silver which generated $1,994 in revenue. Treatment costs and refining charges associated with concentrate sales, in the amount of $6,749, were included within concentrate revenue. The average LBMA AM and PM market price over the six months ended December 31, 2017 was $1,277 per ounce.

Cost of sales

Cost of sales for the year ended December 31, 2017 was $125,080 or $881 per ounce of gold sold(1). Cost of sales includes production costs, depreciation and depletion, royalties and selling costs and changes in inventories to reflect the difference between produced and sold ounces.

Production costs

Production costs for the year ended December 31, 2017 were $92,394. Production costs include mining, processing, maintenance, site administration costs and site share-based compensation.

A majority of production costs were incurred in Canadian dollars. During the year ended December 31, 2017, the average foreign exchange rate was CAD$1.30 to US$1.00.

Depreciation and depletion

Depreciation and depletion for the year ended December 31, 2017 was $25,378. The majority of the Company’s depreciation and depletion is determined using the units of production method based on total ounces mined over the estimated proven and probable reserves.

Royalties and selling costs

During the year ended December 31, 2017, the Company incurred $5,968 in selling costs and $1,340 in royalty expense. Selling costs included transportation costs which were $5,398.

Total cash costs(1) and AISC(1)

Total cash costs(1) for the year ended December 31, 2017 were $683 per ounce of gold sold. AISC(1) for the year ended December 31, 2017 totaled $852 per ounce of gold sold. Sustaining capital expenditures amounted to $8,059 (including $2,109 deferred development costs incurred during production).

1  Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Corporate administrative costs

Corporate administrative costs for the year ended December 31, 2017 were $18,816 compared to $13,953 in the comparable year.

Salaries and benefits for the year ended December 31, 2017 were $9,710 as compared to $4,154 in the comparable year. The increase was primarily due to a $4,469 provision related to the retirement allowance clause in the employment agreement executed with the Executive Chairman; refer to the “Related Party Transactions” section below.

Loss on financial instruments at fair value

The September 2015 construction financing includes prepayment and term extension options on the credit facility, the offtake obligation and the stream obligation which are recorded on our statement of financial position at fair value. During the year ended December 31, 2017, the changes in fair value of the offtake obligation and stream obligation were a function of increases in the gold prices, increase in market expectations of future gold price, gold price volatility, a decrease in interest rates and changes to the estimated production schedule.

The change in fair value of the offtake obligation resulted in a loss of $11,926 (2016 - $19,931) and the change in fair value of the stream obligation resulted in a loss of $23,000 (2016 - $63,023). The prepayment and extension options in the senior secured term credit facility decreased in value due to a decrease in interest rate, the final advance on the credit facility and the passage of time resulting in a loss of $1,624 (2016 - $5,792).

As the stream is in substance a debt instrument, the effective interest on the debt host was capitalized as a borrowing cost during the construction of the Brucejack Mine. We capitalized $10,120 (2016 - $19,078) of interest on the stream obligation to mineral properties, plant and equipment. The capitalized interest was reclassified from the loss on financial instruments at fair value recorded in the statement of loss.

Current and deferred income taxes

For the year ended December 31, 2017, current income tax expense was $1,621 related to the 2% net current proceeds portion of the BC Mineral Tax compared to nil in the comparable period.

During the year ended December 31, 2017, we recorded a deferred income tax recovery of $7,022 compared to $19,780 for the comparable period. The difference is related to the unrealized loss on financial instruments at fair value including the offtake obligation and stream obligation and recognition of 2017 non-capital losses.

LIQUIDITY AND CAPITAL RESOURCES

The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly. The Company monitors forecasts of the Company’s liquidity in the form of cash and cash equivalents and requirements to ensure it has sufficient cash to meet operational needs. Factors that can impact the Company’s liquidity are monitored regularly and include assumptions of gold market prices, foreign exchange rates, production levels, operating costs and capital costs. Contractual obligations and other commitments that could impact the Company’s liquidity are detailed in the “Commitments” section of the MD&A. We prepare annual expenditures budgets that are approved by the Board of Directors.

Our capital structure consists of debt instruments, convertible debt instruments and equity attributable to common shareholders comprised of issued share capital, contributed surplus, accumulated comprehensive loss and accumulated deficit.

Liquidity and capital resources

Cash generated by operations of $73,321 for the year ended December 31, 2017 reflects the first two quarters with revenue as we achieved commercial production on July 1, 2017. For the year ended December 31, 2017, the Company delivered 121,671 ounces of gold into the Offtake agreement. The settlement of gold ounces resulted in a decrease in the Offtake obligation of $1,543 due to the realized loss attributable to the final settlement price in the defined pricing period and the gold spot price on the date of delivery.

Our cash and cash equivalents as at December 31, 2017 totaled $56,285 decreasing $85,506 from $141,791 at December 31, 2016. The decrease in cash is largely attributable to the completion of construction of the Brucejack Mine offset by cash flow from operations in the third and fourth quarters, the completed offering of convertible notes and the final advance under the senior secured term credit facility.

As at December 31, 2017, the Company has working capital of $40,557 excluding the current portion of long-term debt. The current portion of long-term debt includes the senior secured term credit facility including principal and accumulated interest totaling $365,890. The credit facility is due at maturity on December 31, 2018; however, if necessary, the Company has the option to extend the maturity date to December 31, 2019 upon payment of an extension fee of 2.5% of the principal amount including accumulated interest. The Company’s intention is to re-finance the credit facility within the next year.

Working capital items other than cash and cash equivalents consisted of inventories of $25,673 (valued at cost), receivables and other of $19,551 offset by accounts payable and accrued liabilities of $60,438 and the current portion of long-term debt of $374,966 without considering the option to extend the credit facility to December 31, 2019.

Receivables and other is comprised primarily of $11,067 of trade receivables, $6,166 of Goods and Services Tax refunds, and $2,064 of prepayments and deposits.

Accounts payable and accrued liabilities includes the employee benefit liability ($4,783) and the current portion of the restricted share unit liability ($2,219).

During the year ended December 31, 2017, the exercise of share options awards provided us with $13,894 (2016 — 16,735) of additional liquidity.

Additional sources of capital

In 2015, we completed the $540,000 construction financing with two lending parties. The financing was comprised of a credit facility for $350,000, a $150,000 prepayment under a callable gold and silver stream agreement and a private placement of our common shares for $40,000. The final advance of $100,000 under the credit facility was completed on February 15, 2017.

On February 14, 2017, we completed the offering of $100,000 aggregate principal amount of 2.25% unsecured convertible senior subordinated notes due 2022 which includes the exercise of the full amount of the over-allotment option of $10,000 aggregate principal amount of notes. The initial conversion rate for the notes is 62.5 common shares per $1 principal amount of notes, equivalent to an initial conversion price of $16.00 per common share.

Cash flows

The Company’s cash flows from operating, investing and financing activities are summarized in the following table for the three months and year ended December 31, 2017:

	For the three months ended		For the year ended
In thousands of USD	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Cash flow information

Cash generated by (used in) operations	$33,408	$(4,924)	$73,321	$(12,205)
Cash used in investing activities	(36,392)	(121,382)	(370,501)	(387,245)
Cash generated by financing activities	6,059	99,700	209,036	255,582
Effect of foreign exchange rate changes on cash and cash equivalents	(564)	(10,097)	2,638	5,366
Change in cash and cash equivalents	$2,511	$(36,703)	$(85,506)	$(138,502)

The Company generated $33,408 and $73,321 in operating cash flows for the three months and year ended December 31, 2017 compared to cash used in operations of $4,924 and $12,205 for the comparable periods. The increased cash flows generated from operations relates to the financial results from operation of the Brucejack Mine which achieved commercial production on July 1, 2017.

Cash used in investing activities for the three months and year ended December 31, 2017 was $36,392 and $370,501, respectively (2016 - $121,382 and $387,245, respectively). For the three months ended December 31, 2017, the decrease in capital expenditures was the result of the completion of construction activities at the Brucejack Mine. For the year ended December 31, 2017, the investing activities were comparable with 2016 as there was a higher level of activity in the first half of 2017 as the Company moved toward the completion of construction of the Brucejack Mine.

The Company generated $6,059 and $209,036 in financing cash flow for the three months and year ended December 31, 2017 (2016 - $99,700 and $255,582). For the year ended December 31, 2017, the Company completed the final draw on the credit facility ($97,000) and completed a convertible note financing for ($95,795) compared to the comparable period where the Company completed equity financings for $150,236 and the second draw on the credit facility of $97,000.

SUMMARY OF ANNUAL FINANCIAL RESULTS

In thousands of USD, except per share data	2017	2016	2015
Revenue	$177,933	$—	$—

Earnings from mine operations(1)	$52,853	$—	$—

Net loss	$(16,453)	$(61,212)	$(806)
			.
Net comprehensive loss	$(16,453)	$(40,621)	$(122,022)

Loss per share - basic and diluted	$(0.09)	$(0.35)	$(0.01)

Total assets	$1,671,537	$1,450,436	$1,069,986

Long-term liabilities(2)	$388,558	$514,835	$335,331

Cash dividends	$—	$—	$—

Cash and cash equivalents	$56,285	$141,791	$280,293

Mineral properties, plant and equipment	$1,564,860	$1,270,457	$738,016

(1)             Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

(2)             Long-term liabilities does not include the current portion of the senior secured credit facility in the amount of $365,890 as at December 31, 2017.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

The following table contains selected quarterly information derived from the Company’s unaudited quarterly financial statements which are reported under IFRS applicable to interim financial reporting.

In thousands of USD,	2017	2017	2017	2017	2016	2016	2016	2016
except per share data	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$107,058	$70,875	$—	$—	$—	$—	$—	$—

Earnings from mine operations(1)	$26,890	$25,963	$—	$—	$—	$—	$—	$—

Net loss	$(2,720)	$(6,975)	$(2,495)	$(4,263)	$(8,564)	$(15,115)	$(26,656)	$(10,877)

Comprehensive earnings (loss)	$(2,720)	$(6,975)	$(2,495)	$(4,263)	$(27,663)	$(21,933)	$(29,075)	$38,050

Loss per share - basic and diluted	$(0.01)	$(0.04)	$(0.01)	$(0.03)	$(0.05)	$(0.08)	$(0.15)	$(0.07)

Total assets	$1,671,537	$1,673,601	$1,649,593	$1,633,083	$1,450,436	$1,348,184	$1,324,613	$1,281,810

Long-term liabilities(2)	$388,558	$736,582	$709,269	$688,617	$514,835	$420,720	$400,759	$368,627

Cash dividends	$—	$—	$—	$—	$—	$—	$—	$—

Cash and cash equivalents	$56,285	$53,774	$55,311	$171,945	$141,791	$178,494	$285,664	$370,051

Mineral properties, plant and equipment	$1,564,860	$1,566,889	$1,558,652	$1,435,202	$1,270,457	$1,120,745	$989,038	$862,206

(1)             Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

(2)             Long-term liabilities does not include the current portion of the senior secured credit facility in the amount of $365,890 as at December 31, 2017.

On July 1, 2017, the Company declared commercial production at the Brucejack Mine. As a result, in Q3 2017, the Company generated revenue from the sale of gold and silver for the first time. In the comparable periods, there was no revenue as we were in the construction phase at the Brucejack Mine.

For the periods prior to January 1, 2017, the comprehensive earnings (loss) amount is more volatile due to our change in presentation and functional currency from CAD to USD. The Company applied the change to USD presentation currency retrospectively and restated the comparative financial information. The statements of financial position for each period presented have been translated from the CAD functional currency to the new USD presentation currency at the rate of exchange prevailing at the respective financial position date with the exception of equity items which have been translated at accumulated historical rates from the Company’s date of incorporation in 2010. The statements of loss and comprehensive loss were translated at the average exchange rate for the reporting period, or at the exchange rate prevailing at the date of transactions. Exchange differences arising in 2016 on translation from CAD functional currency to USD presentation currency have been recognized in other comprehensive loss.

COMMITMENTS

The following table provides our contractual obligations as of December 31, 2017:

In thousands of USD	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

Operating activities:
Purchase commitments	$5,399	$—	$—	$—	$5,399
Decommissioning and restoration provision	—	318	—	18,118	18,436
Office lease	573	96	—	—	669

Financing activities:
Repayment of credit facility(1)	423,776	—	—	—	423,776
Repayment of convertible notes	2,250	6,750	101,116	—	110,116
	$431,998	$7,164	$101,116	$18,118	$558,396

(1)             The credit facility matures December 31, 2018 and is subject to an extension for one year, at the Company’s option upon payment of an extension fee of 2.5% of the principal amount including accumulated interest.

(a) Commitments — Brucejack Mine

The Company and the Nisga’a Nation have entered into a comprehensive Cooperation and Benefits Agreement in respect of the Brucejack Mine. Under the terms of the Agreement, the Nisga’a Nation will provide ongoing support for the development and operation of Brucejack with participation in its economic benefits.

The Brucejack Mine is subject to a 1.2% net smelter returns royalty on production in excess of cumulative 503,386 ounces of gold and 17,907,080 ounces of silver.

(b) Commitments — Offtake and stream obligation

In addition, pursuant to the stream arrangement, we are obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 and a payment of $20,000.

Under the offtake agreement, we are obligated to sell 100% of refined gold (in excess of any delivered ounces pursuant to the stream obligation) up to 7,067,000 ounces. The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale.

CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidation financial position or results of operations.

Class action lawsuits

Following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013, the price of our shares on the TSX and the NYSE had a significant drop in value.

Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action against the Company, Robert Quartermain (a director, the President and the CEO of the Company) and Snowden Mining Industry Consultants Ltd. (the “Wong Action”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons, wherever they reside, who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden Mining Industry Consultants Ltd. is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision.

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for the Wong Action.

United States of America Class Actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against the Company and certain of its officers and directors, alleging that defendants violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Mine. All five actions were filed in the United States District Court for the Southern District of New York (the “Court”).

In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552. The Court appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased or otherwise acquired the Company’s common shares between June 11, 2013 and October 22, 2013.

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

In June 2017, the Court granted the Company’s Motion to Dismiss the Second Amended Complaint. The Court ruled in favour of the Company and the officers and directors named as defendants on all claims and ordered the case closed. The plaintiffs filed their Notice of Appeal from the decision, to the United States Court of Appeals for the Second Circuit, on July 10, 2017. The plaintiff’s opening brief on appeal was filed on October 2, 2017. The Company filed its response brief on December 8, 2017 and the plaintiffs filed their reply brief on December 22, 2017. Oral argument on the plaintiff’s appeal is scheduled to be heard by the Second Circuit on March 16, 2018.

The Company believes that the allegations made against it in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for these class actions.

Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia. The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017) and More Core Diamond Drilling Services Ltd. (March 27, 2017), who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. It is expected that the three actions will be joined.

The Company believes that the allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

We have entered into employment agreements with each of our Executive Chairman (our “Exec Chair”), our President and Chief Executive Officer (our “CEO”), our Executive Vice President and Chief Financial Officer (our “CFO”), our Executive Vice President, Corporate Affairs and Sustainability (our “EVP Corporate”) and our Vice President and Chief Exploration Officer (our “CExO”).

Effective January 1, 2017, under his employment agreement, the Exec Chair is entitled to a retirement allowance which is due and payable in full in the event the Exec Chair terminates his employment with the Company. As a result, the entire retirement allowance was expensed in the amount of $4,469 (C$6,000) and recorded as a current liability. The Exec Chair is also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary, the retirement allowance and twice the target bonus.

Effective January 1, 2018, under the employment agreements, the CEO, CFO, CExO and EVP Corporate receive a base salary, extended benefits and are eligible for an annual performance based bonus and long-term incentive awards determined at the discretion of our Board of Directors.

The CEO, CFO, CExO and EVP Corporate are also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and accounting estimates that the Company has made in the preparation of the financial statements including those estimates that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities:

Mineral reserves and resources

The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects requirements. The estimation of ore reserves and resources requires judgment to interpret available geological data then select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs and recovery rates. There are uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation and may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of reserves and may, ultimately, result in the reserves being revised.

Changes in the proven and probable mineral reserves and measured and indicated and inferred mineral resources estimates may impact the carrying value of mineral properties, plant and equipment, the calculation of depletion and depreciation expense, measurement of the decommissioning and site restoration provision and recognition of deferred tax amounts.

Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed impairment indicators on the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of December 31, 2017.

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2017.

Fair value of derivatives and other financial liabilities

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions existing at the end of each reporting period.

The valuation of the convertible notes at inception was completed using a discounted cash flow analysis that required various estimates and assumptions, including the discount rate for a similar non-convertible instrument.

Recovery of potential deferred tax assets

The Company has carry-forward losses and other tax attributes that have the potential to reduce tax payments in future years.

Judgment is required in determining whether deferred tax assets are recognized in the consolidated financial statements. Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and tax losses to the extent it is probable future taxable earnings will be available against which they can be utilized. The carrying values of the deferred tax assets are reviewed at each statement of financial position date and may be reduced if it is no longer probable that sufficient taxable earnings will be available to benefit from all or part of the assets. Estimates of future taxable earnings are based on forecasted cash flows from operations and the application of existing tax laws.

Functional currency

The determination of functional currency requires judgment where the operations of the Company are changing or currency indicators are mixed. Additionally, the timing of a change in functional currency is a judgment as the balance of currency indicators may change over time.

Commercial production

The determination of when a mine is in the condition necessary for it to be capable of operating in the manner intended by management (referred to as “commercial production”) is a matter of significant judgement. In making this determination, management considers specific facts and circumstances. These factors include, but are not limited to, whether the major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed, completion of a reasonable period of commissioning and consistent operating results being achieved at a pre-determined level of design capacity for a reasonable period of time. The Company achieved commercial production for the Brucejack Mine on July 1, 2017.

CHANGES IN ACCOUNTING POLICIES

Our significant accounting policies are presented in Note 3 to the audited consolidated financial statements for the year ended December 31, 2017. Changes in accounting policies included the change in the Company’s approach to foreign currency translation and additional accounting policies required as the Brucejack Mine moved into production.

Functional currency

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). During the first quarter of 2017, the Company commenced mine commissioning activities and is now generating United States dollar (“USD”) cash flows from gold sales as the Brucejack Mine is in production. Additionally, the Company completed a USD convertible debt financing in the first quarter of 2017 for the purpose of funding working capital through the commissioning process. As a result of these changes in underlying transactions, events and circumstances, the functional currency of the Company and its subsidiaries was reassessed. The functional currency of the Company and its subsidiaries changed from the Canadian dollar (“CAD” or “C$”) to the USD commencing on January 1, 2017. The change in functional currency was accounted for on a prospective basis, with no impact of this change on prior year comparative information.

Presentation currency

On January 1, 2017, the Company elected to change its presentation currency from CAD to USD. The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry. The Company applied the change to USD presentation currency retrospectively and restated the comparative financial information as if the new presentation currency had always been the Company’s presentation currency.

From January 1, 2017, the USD presentation currency is consistent with the functional currency of the Company. For periods prior to January 1, 2017, the statements of financial position for each period presented have been translated from the CAD functional currency to the new USD presentation currency at the rate of exchange prevailing at the respective financial position date with the exception of equity items which have been translated at accumulated historical rates from the Company’s date of incorporation in 2010. The statements of loss and comprehensive loss were translated at the average exchange rates for the reporting period, or at the exchange rate prevailing at the date of transactions. Exchange differences arising in 2016 on translation from the CAD functional currency to the USD presentation currency have been recognized in other comprehensive loss and accumulated as a separate component of equity.

NEW ACCOUNTING POLICIES

Our significant accounting policies are presented in Note 3 to the audited consolidated financial statements for the year ended December 31, 2017. New accounting policies adopted during the year related to the Company’s transition from construction into production.

Inventories

Ore stockpiles, in-circuit and finished metal inventory (gold and silver) are valued at the lower of weighted average production cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and applicable depreciation and depletion of mineral properties, plant and equipment. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form and estimated costs to sell.

Ore stockpile inventory represents ore on the surface or underground that has been extracted from the mine and is available for further processing. In-circuit inventory represents material in the mill circuit that is in the process of being converted into a saleable form. Finished metal inventory represents gold and silver doré and concentrate located at the mine, in transit to customers and at refineries.

Materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Replacement costs of materials and spare parts are generally used as the best estimate of net realizable value.

Any write-downs of inventory to net realizable value are recorded within cost of sales in the consolidated statement of loss. If there is a subsequent increase in the value of inventory, the previous write-downs to net realizable value are reversed up to cost to the extent that the related inventory has not been sold.

Mineral properties

Mineral properties include the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition, underground mine development costs and previously capitalized exploration and evaluation costs. Upon commencement of production, a mineral property is depleted on a unit-of-production method. Unit-of-production depletion rates are determined using gold ounces mined over the estimated recoverable proven and probable reserves at the mine.

Development costs incurred during production

The Company incurs development costs to build new raises and ramps (vertical development) that enable the Company to physically access ore underground. These underground development costs are capitalized as incurred. Capitalized underground development costs incurred to enable access to specific areas of the mine and which only provide an economic benefit over a specific period of mining are depleted using a unit-of-production method determined using gold ounces mined over the estimated proven and probable reserves in that particular area of the mine.

Plant and equipment

Plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The initial cost of an asset is comprised of its purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated future cost of dismantling and removing the asset. The purchase price or construction cost is the fair value of consideration given to acquire the asset.

Depreciation of plant and equipment commences when the asset has been fully commissioned and is available for its intended use.

A majority of mine and site infrastructure assets, including buildings, roads and transmission lines are depreciated using a unit-of-production method over the life of mine. Depreciation is determined each period using gold ounces mined over the estimated proven and probable reserves of the mine.

Depreciation of other assets, including those ancillary to the Brucejack Mine are calculated using the straight-line method to allocate cost to the residual value over the estimated useful lives, as follows:

Asset class	Estimated useful life
Mine and mill equipment	5 – 18 years
Light vehicles	3 – 5 years
Office and computer equipment	3 – 5 years
Leasehold improvements	Term of lease

When significant components of an asset have different useful lives, depreciation is calculated on each separate component. Each asset or component’s estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the Brucejack Mine.

Depreciation methods and estimated useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

Expenditures on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, the expenditure is capitalized and the carrying amount of the item replaced is derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that the future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

An item of plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statement of loss.

Revenue recognition

Revenue is generated from the sale of refined gold and silver and gold and silver bearing concentrates. The Company has adopted IFRS 15, Revenue from Contracts with Customers, effective from the commencement of operations at the Brucejack Mine on July 1, 2017.

The Company produces doré and concentrates which contain both gold and silver. The doré is further processed to produce refined metals for sale. The concentrates may be sold to smelters in concentrate form or further processed to produce refined metals for sale. The Company’s performance obligations relate primarily to the delivery of gold and silver to its customers. For gold, the Company is required to deliver gold equivalent to 100% of production up to 7,067,000 ounces into an offtake agreement.

Revenue is recognized when control is transferred to the customer. Control is achieved when a product is delivered to the customer, the customer has full discretion over the product and there is no unfulfilled obligation that could affect the customer’s acceptance of the product.

Control over the refined gold or silver produced from doré or concentrate is transferred to the customer and revenue recognized upon delivery to the customer’s bullion account. Control over the gold and silver bearing concentrates is transferred to the customer and revenue recognized at the time the Company elects to settle the sale directly with the smelter.

For each physical shipment of doré, 90% of the estimated contained gold is available to be delivered to the offtaker’s bullion account within approximately 10 days of arrival at the refinery. The balance of the contained gold is delivered the offtaker’s bullion account following the final processing outturn.

For each physical shipment of doré, 100% of the contained silver is sold upon the final processing outturn. Silver revenue is recorded at the spot price on the date of sale.

For each physical shipment of concentrate, where the Company receives the refined gold, 90% of the estimated contained gold is available to be delivered to the customer’s bullion account within approximately 15 — 20 days after the bill of lading date. The balance of the contained gold is delivered to the customer’s bullion account following the final processing outturn.

For each physical shipment of gold and silver bearing concentrate that is sold to a smelter in concentrate form, control of the concentrate passes to the customer at the time the Company elects to settle the sale directly with the smelter. Revenue from these sales are recognized net of treatment costs and refining charges.

Revenue is required to be recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring the product to the customer.

Sales of refined gold and silver are delivered directly into the offtake agreement and recorded at the spot price on the date of delivery. The final price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in US dollars per ounce during a defined pricing period around the date of each sale. The difference between the spot price on the date of sale and the price paid by the purchaser reflects the settlement of a portion of the offtake obligation previously recorded on the statement of financial position. The Company receives payment for 90% of the value of each gold sale within 2 days of the date of sale. A final payment for 10% of the value of each gold sale, taking into account the purchaser’s pricing option, is received on the 7th day after the date of sale.

Concentrate sales which are cash settled directly with the smelter are recorded at the provisional price based on the estimated forward price to the date of final settlement. The final purchase price for these gold sales will be the average price for the month following the bill of lading date. Adjustments are made in subsequent periods to the customer receivables for these sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables contain an embedded derivative which is adjusted each period to reflect forward market prices to the estimated settlement date. These changes in fair value are included in revenue on the statement of loss. The Company receives payment for 90% of the value of each concentrate shipment 15 days after the loading of the material onto a ship. A final payment for 10% of the value of each sale is received upon completion of final assays and final pricing based on the defined pricing period.

NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

New accounting standards and recent pronouncements were disclosed in note 5 of the consolidated financial statements for the year ended December 31, 2017. The following new standards are expected to have a significant effect on the consolidated financial statements:

•                  IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive earnings and fair value through profit or loss (“FVTPL”). The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change for liabilities is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive loss rather than in net loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company has completed its assessment of the impact of IFRS 9. Management expects a reclassification of the portion of the gain (loss) on financial instruments at fair value for the stream obligation related to the Company’s own credit risk from net loss to comprehensive loss.

•                  IFRS 16, Leases addresses accounting for leases and lease obligations. It replaces the existing leasing guidance in IAS 17, Leases. The objective of the new standard is to report all leases on the statement of financial position and to define how leases and lease liabilities are measured. IFRS 16 is effective from January 1, 2019. The Company is in the process of evaluating all lease agreements to determine the impact of IFRS 16. The Company expects that the recognition of leases on the statement of financial position will result in an increase in the amount recorded as leased assets and lease obligations.

There are no other IFRS’s or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a material impact on the Company.

FINANCIAL INSTRUMENTS

Financial assets

We have the following financial assets: cash and cash equivalents, receivables and other, embedded derivatives associated with the senior secured term credit facility and restricted cash.

Cash and cash equivalents and restricted cash are classified as loans and receivables and are recorded at amortized cost. Interest income is recognized by applying the effective interest rate.

Receivables and other are classified as loans and receivables and accordingly are recorded initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less any impairment losses.

Derivative instruments, including embedded derivatives, are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value. Unrealized gains and losses on derivatives held for trading are recorded in earnings (loss) for the year. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Financial liabilities

We have the following financial liabilities: accounts payable and accrued liabilities, the debt portion of the convertible notes and debt instruments including the senior secured term credit facility, offtake obligation and stream obligation.

Accounts payable and accrued liabilities, the debt portion of the convertible notes and the credit facility are classified as other financial liabilities and are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

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

Risk management is the responsibility of management and is carried out under policies approved by the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and Board of Directors.The type of risk exposure and the way in which such exposure is managed is provided as follows:

Market risk

Currency risk

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. A significant portion of the Company’s mine production costs, capital expenditures and corporate administrative costs are denominated in CAD. Consequently, fluctuations in the USD exchange rate against the CAD increases the volatility of cost of sales and corporate administrative costs. Exchange gains and losses would impact earnings (loss).

The Company is exposed to currency risk through cash and cash equivalents, receivables and other excluding trade receivables, restricted cash and accounts payable and accrued liabilities which are denominated in CAD.

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

The Company is also subject to interest rate risk with respect to the fair value of long-term debt, in particular, the fair value of the embedded derivatives under the senior secured term credit facility, the offtake obligation and the stream obligation, which are accounted for at FVTPL.

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

The financial instruments impacted by commodity prices are the trade receivables, the offtake obligation (a derivative liability) and the stream obligation.

Price adjustments are made in subsequent periods to the customer receivables for concentrate sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables contain an embedded derivative which is adjusted each period to reflect forward market prices to the estimated settlement date.

The Company has not hedged the price of any commodity at this time as it is not permitted to hedge under the terms of the offtake and stream obligation.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, trade receivables, tax receivables and restricted cash.

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions. Management believes the risk of loss related to these deposits to be low. The Company continually evaluates changes in the status of its counterparties.

The Company sells its gold and silver to its lenders, refineries located in Canada and the United States and a trading company. The Company has not had any defaults from its counterparties. The Company is not economically dependent on a limited number of customers for the sale of its gold and silver as its products can be sold through numerous world-wide commodity markets.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We try to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand by us for our programs. To the extent we do not believe there is sufficient liquidity to meet obligations, we will consider securing additional debt or equity funding. For further discussion, refer to the “Liquidity and Capital Resources” section.

EVENTS AFTER REPORTING DATE

The Company does not have any events after the reporting date to disclose.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-IFRS measures in this MD&A. The Company believes that these measures, in addition to measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Total cost of sales and cash costs

Total cash costs is a common financial performance measure in the gold mining industry but has no standard meaning. The Company reports total cash costs on a gold ounce sold basis. The Company believes that, in addition to measures prepared in accordance with IFRS, such as revenue, certain investors can use this information to evaluate the Company’s performance and ability to generate operating earnings and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating cost performance.

Total cash costs include cost of sales such as mining, processing, maintenance and site administration, royalties and selling costs and changes in inventories less non-cash depreciation and depletion, site share-based compensation and silver revenue divided by gold ounces sold to arrive at total cash costs per ounce of gold sold. Other companies may calculate this measure differently.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD, except for per ounce data	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Gold ounces sold	86,514	—	141,927	—

Cost of sales per ounce sold reconciliation
Cost of sales	$80,168	$—	$125,080	$—
Cost of sales per ounce of gold sold	$927	$—	$881	$—

Total cash costs reconciliation
Cost of sales	$80,168	$—	$125,080	$—
Less: Depreciation and depletion	(17,272)	—	(25,378)	—
Less: Site share-based compensation	(703)	—	(827)	—
Less: Silver revenue	(1,670)	—	(1,994)	—
Total cash costs	$60,523	$—	$96,881	$—
Total cash costs per ounce of gold sold	$700	$—	$683	$—

All-in sustaining costs

The Company believes that AISC more fully defines the total costs associated with producing gold. The Company calculates AISC as the sum of total cash costs (as described above), sustaining capital expenditures, accretion on decommissioning and restoration provision, treatment and refinery charges netted against concentrate revenue, site share-based compensation, and corporate administrative costs, all divided by the gold ounces sold to arrive at a per ounce amount.

Other companies may calculate this measure differently as a result of differences in underlying principles and policies applied. Differences may also arise due to a different definition of sustaining versus non-sustaining capital.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	For the three months ended		For the six months ended (3)
In thousands of USD, except for per ounce data	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Gold ounces sold	86,514	—	141,927	—

All-in sustaining costs reconciliation
Total cash costs	$60,523	$—	$96,881	$—
Sustaining capital expenditures (1)	4,533	—	8,059	—
Accretion on decommissioning and restoration provision	137	58	283	203
Treatment and refinery charges	5,705	—	6,749	—
Site share-based compensation	703	—	827	—
Corporate administrative costs (2)	5,669	4,592	8,153	13,849
Total all-in sustaining costs	$77,270	$4,650	$120,952	$14,052
All-in sustaining costs per ounce of gold sold	$893	$—	$852	$—

(1)             Sustaining capital expenditures includes deferred development costs.

(2)             Includes the sum of corporate administrative costs per the statement of loss and comprehensive loss, excluding depreciation within those figures.

(3)             All-in sustaining costs for the year ended December 31, 2017 were not disclosed as commercial production results only commenced on July 1, 2017. Management elected to present AISC for the six months ended December 31, 2017.

Total cash costs and AISC reconciliation

Total cash costs and AISC are calculated based on the definitions published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world). The WGC is not a regulatory organization.

Average realized price and average realized cash margin

Average realized price and average realized cash margin per ounce sold are used by management and investors to better understand the gold price and cash margin realized throughout a period.

Average realized price is calculated as revenue from contracts with customers less silver revenue divided by gold ounces sold. Average realized cash margin represents average realized price per gold ounce sold less total cash costs per ounce sold.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD, except for per ounce data	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Revenue from contracts with customers(1)	$106,464	$—	$177,787	$—
Less: Silver revenue	(1,670)	—	(1,994)	—
Gold revenue(2)	$104,794	$—	$175,793	$—
Gold ounces sold	86,514	—	141,927	—
Average realized price	$1,211	$—	$1,239	$—
Less: Total cash costs per ounce of gold sold	(700)	—	(683)	—
Average realized cash margin per ounce of gold sold	$511	$—	$556	$—

(1)             Revenue from contracts with customers is recognized net of treatment costs and refinery charges on revenue generated from concentrate sales in the amount of $5,705 and $6,749 for the three months and year ended December 31, 2017, respectively.

(2)             Gold revenue excludes the gain on revaluation of derivatives in trade receivables related to provisional pricing adjustments in the amount of $594 and $146 for the three months and year ended December 31, 2017, respectively.

Adjusted earnings (loss) and adjusted basic earnings (loss) per share

Adjusted earnings (loss) and adjusted basic earnings (loss) per share are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures helps management and investors evaluate earning trends more readily in comparison with results from prior periods.

Adjusted earnings (loss) is defined as net earnings (loss) adjusted to exclude specific items that are significant, but not reflective of the underlying operations of the Company, including: gain (loss) on financial instruments at fair value, amortization of discount on senior secured term credit facility, accretion on convertible notes, impairment provisions and reversals and deferred income taxes. Adjusted basic earnings (loss) per share is calculated using the weighted average number of shares outstanding under the basic method of earnings (loss) per share as determined under IFRS.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD, except for per share data	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Basic weighted average shares outstanding	181,994,244	179,865,369	181,208,295	172,805,201

Adjusted earnings (loss) and adjusted basic earnings (loss) per share reconciliation

Net loss for the period	$(2,720)	$(8,564)	$(16,453)	$(61,212)
Adjusted for:
Loss on financial instruments at fair value	8,460	3,106	26,430	69,668
Amortization of discount on senior secured term credit facility	6,007	—	11,664	—
Accretion on convertible notes	1,403	—	2,807	—
Deferred income tax recovery	(408)	(1,411)	(7,022)	(19,780)
Adjusted earnings (loss)	$12,742	$(6,869)	$17,426	$(11,324)
Adjusted basic earnings (loss) per share	$0.07	$(0.04)	$0.10	$(0.07)

Additional non-IFRS financial measures

The Company has included the additional non-IFRS measures “Earnings from mine operations” and “Working capital” within this MD&A.

“Earnings from mine operations” provides useful information to management and investors as an indication of the Company’s principal business activities before consideration of how those activities are financed, sustaining capital expenditures, corporate administrative costs, foreign exchange gains (losses), derivative costs, interest and finance income and expense and taxation.

“Working capital” is defined as current assets less current liabilities and provides useful information to management and investors about liquidity of the Company.

OUTSTANDING SHARE DATA

As at March 8, 2018, the Company had the following number of securities outstanding:

	Number of securities	Exercise price ($)	Exercise price currency	Weighted average remaining life (years)
Common shares	182,390,374			—
Stock options	5,567,577	$5.85 - $15.17	CAD	2.63
Convertible notes	6,250,000	$16.00	USD	4.02
	194,207,951

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management assessed the effectiveness of our internal control over financial reporting (“ICFR”) as of December 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (COSO 2013).

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Based upon the results of that assessment at December 31, 2017, management concluded that our internal controls over financial reporting are appropriately designed and operating effectively to provide reasonable assurance that the financial information is recorded, processed, summarized and reported in a timely manner.

Except for the controls that were implemented in relation to our transition to operations, there were no changes in internal controls over financial reporting during the year ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

Disclosure controls and procedures

Management assessed the effectiveness of our disclosure controls and procedures as of December 31, 2017. Based upon the results of that evaluation, management concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information disclosed by us in the reports that we file were appropriately recorded, processed, summarized and reported to allow timely decisions regarding required disclosure.

RISKS AND UNCERTAINTIES

Natural resources exploration, development and operation involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in our Annual Information Form dated March 30, 2017 and filed on SEDAR, and in the United States on Form 40-F through EDGAR at the SEC’s website at www.sec.gov.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information and forward looking statements within the meaning of applicable Canadian and United States securities legislation (collectively referred to herein as “forward-looking statements”).

Forward-looking statements may include, but are not limited to, information with respect to:

•                  the future price of silver and gold;

•                  our planned mining, exploration and development activities;

•                  the adequacy of our financial resources;

•                  the estimation of mineral reserves and resources;

•                  realization of mineral reserves and resource estimates;

•                  costs and timing of future exploration and development;

•                  completion of ramp-up to production and positive cash flow;

•                  production and processing estimates;

•                  capital and operating cost estimates;

•                  statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations;

•                  approvals, consents and permits under applicable legislation;

•                  our relationship with community stakeholders;

•                  our executive compensation approach and practice;

•                  litigation matters;

•                  currency fluctuations; and

•                  environmental matters.

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

•                  uncertainty as to the outcome of legal proceedings;

•                  the effect of indebtedness on cash flow and business operations;

•                  our ability to satisfy commitments under the Stream Agreement and the Offtake Agreement;

•                  the effect of restrictive covenants in the Stream Agreement, Offtake Agreement, and Credit Agreement;

•                  assumptions regarding expected operating costs and expenditures, production schedules, economic returns and other projections;

•                  our production estimates, including the accuracy thereof;

•                  our ability to generate operating revenues in the future;

•                  our ability to raise enough capital to develop our mineral properties or to complete further exploration programs;

•                  dependency on the Brucejack Mine for our future operating revenue;

•                  the accuracy of our resource and reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based;

•                  uncertainties relating to inferred mineral resources being converted into measured or indicated mineral resources;

•                  commodity price fluctuations, including gold price volatility;

•                  our history of negative operating cash flow, incurred losses and accumulated deficit;

•                  failure of counterparties to perform their contractual obligations;

•                  general economic conditions;

•                  the inherent risk in the mining industry;

•                  the commercial viability of our current and any acquired mineral rights;

•                  availability of suitable infrastructure or damage to existing infrastructure;

•                  governmental regulations, including environmental regulations;

•                  non-compliance with permits that are obtained or delay in obtaining or failure to obtain permits required in the future;

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

•                  compliance with foreign corrupt practices regulations and anti-bribery laws;

•                  certain actions under U.S. federal securities laws may be unenforceable;

•                  changes to relevant legislation, accounting practices or increasing insurance costs;

•                  our anti-takeover provisions could discourage potentially beneficial third party takeover offers;

•                  significant growth could place a strain on our management systems;

•                  share ownership by our significant shareholders and their ability to influence our governance;

•                  future sales or issuances of our debt or equity securities;

•                  the trading price of our common shares is subject to volatility due to market conditions;

•                  future issuances of equity securities or sales by existing shareholders which may cause the price of our securities to fall;

•                  we do not intend to pay dividends in the near future;

•                  our being treated as a passive foreign investment company for U.S. federal income tax purposes;

•                  failure to comply with certain terms of the convertible notes; and

•                  risks related to ensuring the security and safety of information systems, including cyber security risks.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking statements involve statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties”. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In connection with the forward-looking statements contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration, development and production activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this MD&A, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein. We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements.

