Form 40-F
period 2018-12-31
Pretium Resources Inc.
filed 2019-03-29
CIK 1508844

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐                                 REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.

☒                              ANNUAL REPORT PURSUANT TO SECTION 13(a) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2018	Commission File Number: 001-35393

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
28 Liberty Street
New York, New York 10005

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

There were 184,163,091 Common Shares, of no par value, outstanding as of December 31, 2018.

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

This Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statements on Form S-8 (File Nos. 333-203409 and 333-213450) under the Securities Act of 1933, as amended.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F as Appendices hereto:

A.      Annual Information Form

The Annual Information Form of Pretium Resources Inc. (the “Company” or “Registrant”) for the fiscal year ended December 31, 2018 is included as Appendix A of this Annual Report on Form 40-F.

B.      Audited Annual Financial Statements

The Company’s audited consolidated financial statements for the fiscal year ended December 31, 2018, including the Report of Independent Registered Public Accounting Firm with respect thereto, are included as Appendix B of this Annual Report on Form 40-F.

C.      Management’s Discussion and Analysis

The Company’s Management’s Discussion and Analysis for the year ended December 31, 2018 is included as Appendix C of this Annual Report on Form 40-F.

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES

Certifications. See Exhibits 99.14, 99.15, 99.16 and 99.17 to this Annual Report on Form 40-F.

Disclosure Controls and Procedures. The Registrant maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the Registrant’s filings under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “SEC”). The Registrant’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), after having evaluated the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report, have concluded that, as of such date, the Registrant’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in reports that the Registrant files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. However, as recommended by the SEC in its adopting release for the rules governing the disclosure controls and procedures discussed above, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included under the heading “Management’s Report on Internal Control over Financial Reporting” in the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2018, filed as part of this Annual Report on Form 40-F in Appendix B.

Attestation Report of the Registered Public Accounting Firm. The required disclosure is included under the heading “Report of Independent Registered Public Accounting Firm” in the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2018, filed as part of this Annual Report on Form 40-F in Appendix B.

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2018, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Messrs. David Smith, Peter Birkey and Faheem Tejani.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Registrant has determined that each of Messrs. David Smith, Peter Birkey and Faheem Tejani, members of the Registrant’s audit committee, qualify as audit committee financial experts for purposes of paragraph (8) of General Instruction B to Form 40-F. The board of directors has further determined that each of Messrs. David Smith, Peter Birkey and Faheem Tejani is also independent, as that term is defined in the Corporate Governance Listing Standards of the New York Stock Exchange (the “NYSE”). The Commission has indicated that the designation of each of Messrs. David Smith, Peter Birkey and Faheem Tejani as an audit committee financial expert does not make any of them an “expert” for any purpose, impose any duties, obligations or liabilities on them that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or the board of directors.

ADDITIONAL DISCLOSURE

Code of Ethics.

The Registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the “Code of Business Conduct and Ethics”, that applies to all of its directors, officers, employees, and consultants including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. In 2018, there were no waivers, including implicit waivers, or amendments granted from any provision of the Code of Business Conduct and Ethics.

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

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee Information—External Auditor Service Fees” of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2018, filed as part of this Annual Report on Form 40-F in Appendix A.

Pre-Approval Policies and Procedures.

The Audit Committee pre-approves all audit services to be provided to us by our independent auditors.  The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee.  All non-audit services performed by our auditors for the fiscal year ended December 31, 2018 have been pre-approved by our Audit Committee.

Off-Balance Sheet Arrangements.

The Registrant has no off-balance sheet arrangements as defined under Form 40-F.

Tabular Disclosure of Commitments.

The required disclosure is included under the heading “Commitments” in the registrant’s Management’s Discussion and Analysis for the year ended December 31, 2018, filed as part of this Annual Report on Form 40-F in Appendix C.

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

Date: March 29, 2019	Pretium Resources Inc.

	By:	/s/ Joseph J. Ovsenek
		Name:	Joseph J. Ovsenek
		Title:	President, Chief Executive Officer & Director

4

EXHIBIT INDEX

Exhibit	Description

99.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accountant

99.2	Consent of Tetra Tech

99.3	Consent of Snowden Mining Industry Consultants Inc.

99.4	Consent of AMC Mining Consultants (Canada) Ltd.

99.5	Consent of ERM Rescan

99.6	Consent of BGC Engineering Inc.

99.7	Consent of Alpine Solutions Avalanche Services

99.8	Consent of Valard Construction

99.9	Consent of Lyle Morgenthaler, B.A.Sc., P.Eng.

99.10	Consent of Russell Pennell, B.A.Sc., P.Eng.

99.11	Consent of Kenneth C. McNaughton, M.A.Sc., P.Eng.

99.12	Consent of Ivor W.O. Jones, M.Sc., P.Geo., FAusIMM, CP(geo)

99.13	Consent of Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat.

99.14	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.15	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.16	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.17	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	Interactive Data File

5

APPENDIX A

PRETIUM RESOURCES INC. ANNUAL INFORMATION FORM FOR THE FISCAL YEAR

ENDED DECEMBER 31, 2018

ANNUAL INFORMATION FORM

(“AIF”)

of

PRETIUM RESOURCES INC.
2300, 1055 Dunsmuir Street, PO Box 49334
Vancouver, British Columbia
V7X 1L4

Telephone:  604-558-1784

Facsimile:  604-558-4784

Website:  www.pretivm.com

E-mail:  invest@pretivm.com

For the Year Ended December 31, 2018

Dated:  March 28, 2019

ii

PRELIMINARY NOTES

Effective Date of Information

This AIF is dated March 28, 2019, and unless otherwise indicated, the information contained herein is current as of such date, other than certain financial information which is current as of December 31, 2018, being the date of the Company’s most recently audited financial year end.

References to the “Company”, “we”, “us” and “our” refer to Pretium Resources Inc.

Currency

All dollar amounts are expressed in United States dollars unless otherwise indicated. References to “Canadian dollars” or the use of the symbol “C$” refer to Canadian dollars.

The following table sets forth, for each period indicated, the high and low exchange rates for Canadian dollars expressed in United States dollars, the average of such exchange rate during such period, and the exchange rate at the end of such period. These rates are based on the indicative rate of exchange reported by the Bank of Canada.

	Fiscal Year Ended December 31,
	2016	2017	2018
Rate at the end of period	$0.7448	$0.7971	$0.7330
Average rate during period	$0.7555	$0.7708	$0.7721
Highest rate during period	$0.7972	$0.8245	$0.8138
Lowest rate during period	$0.6854	$0.7276	$0.7330

Note Regarding Forward Looking Information and Forward-Looking Statements

This AIF contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements” or “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information.  Forward-looking information may include, but is not limited to, information with respect to: production and cost guidance; expected financial results and the expected grade of gold produced; the rate of production of the Brucejack Mine, including the ramp-up of the Brucejack Mine to 3,800 tonnes per day and the capital upgrades, estimated capital expenditures and an updated mine plan in connection therewith, and a timeline therefor; payment of operating and debt obligations and requirements including timing and source of funds; our planned mining, exploration and development activities and the costs and timing thereof; our operational strategy; capital and operating cost estimates and timing thereof; production and processing estimates; the future price of gold and silver; our liquidity and the adequacy of our financial resources; our intentions with respect to our capital resources; our financing activities, including plans for the use of proceeds thereof; the estimation of Mineral Reserves and Resources including the 2016 Mineral Resource Estimate Update and the 2016 Mineral Reserve Estimate Update; the updates to our Mineral Reserves and Mineral Resources estimates and our life of mine grade and life of mine plan for the Brucejack Mine and the anticipated timing thereof; realization of Mineral Reserve and Resource estimates; further development of our Brucejack Mine and timing thereof; results of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; our executive compensation approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; our share capital and corporate governance policies and practices; and statements regarding United States dollar cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments.

Statements concerning Mineral Resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks related to:

•                  uncertainty as to the outcome of legal proceedings;

•                  the effect of indebtedness on cash flow and business operations;

•                  the effect of restrictive covenants in the Offtake Agreement and Credit Agreement (each as defined herein);

•                  our ability to satisfy commitments under the Offtake Agreement;

•                  assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections;

•                  our production and production cost estimates, including the accuracy thereof;

•                  commodity price fluctuations, including gold price volatility;

•                  the accuracy of our Mineral Resource and Reserve estimates (including with respect to size,

grade and recoverability) and the geological, operational and price assumptions on which they are based;

•                  our ability to maintain or increase our annual production of gold at the Brucejack Mine (as defined herein) or discover, develop or acquire Mineral Reserves for production;

•                  dependency on the Brucejack Mine for our future operating revenue;

•                  the development of our properties;

•                  our ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties;

•                  our ability to generate operating revenues in the future;

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

•                  transportation and refining risks;

•                  maintaining satisfactory labour relations with employees and contractors;

•                  significant governmental regulations, including environmental regulations;

•                  non-compliance with permits that are obtained or delay in obtaining or failure to obtain permits required in the future;

•                  increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations;

•                  compliance with emerging climate change regulation;

•                  adequate internal control over financial reporting;

•                  various tax-related matters;

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

•                  our ability to attract and retain qualified management and personnel;

•                  some of our directors’ and officers’ involvement with other natural resource companies;

•                  potential inability to attract development partners or our ability to identify attractive acquisitions;

•                  compliance with foreign corrupt practices regulations and anti-bribery laws;

•                  changes to rules and regulations, including accounting practices;

•                  limitations in our insurance coverage and the ability to insure against certain risks;

•                  risks related to ensuring the security and safety of information systems, including cyber security risks;

•                  our anti-takeover provisions could discourage potentially beneficial third-party takeover offers;

•                  significant growth could place a strain on our management systems;

•                  share ownership by our significant shareholders and their ability to influence our governance;

•                  failure to comply with certain terms of the convertible notes;

•                  reputational risks;

•                  future sales or issuances of our debt or equity securities;

•                  the trading price of our common shares is subject to volatility due to market conditions;

•                  we are limited in our ability to, and may not, pay dividends in the foreseeable future; and

•                  certain actions under U.S. federal securities laws may be unenforceable.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Forward-looking statements involve statements about the future and are inherently uncertain, and our actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this AIF under the heading “Risk Factors” and in our Management’s Discussion and Analysis for the years ended December 31, 2018 and 2017, as well as other applicable documents filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov.

Our forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking statements contained in this AIF, we have made certain assumptions about our business, including about our planned exploration, development and production activities; the accuracy of our Mineral Resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of approvals, consents and permits under applicable legislation; the geopolitical, economic, permitting and legal climate that we operate in; the price of gold and other commodities; exchange rates; market competition; the adequacy of our financial resources, and such other material assumptions as are identified in our other applicable and publicly filed documents. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this AIF, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.

We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements.

Scientific and Technical Disclosure

Certain scientific and technical information relating to the Brucejack Project (as defined herein) contained in this AIF is derived from, and in some instances is an extract from, the report entitled “Feasibility Study and Technical Report Update on the Brucejack Project, Stewart, BC” with an effective date of June 19, 2014 prepared for us by Tetra Tech WEI Inc. (“Tetra Tech”) and co-authored by Snowden Mining Industry Consultants Inc. (“Snowden”), AMC Mining Consultants (Canada) Ltd. (“AMC”), ERM Rescan, BGC Engineering Inc. (“BGC”), Alpine Solutions Avalanche Services (“Alpine Solutions”) and Valard Construction (“Valard”) (the “Brucejack Report”) in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).

The Brucejack Report is the only current NI 43-101 compliant technical report with respect to the Brucejack Project and supersedes all previous technical reports.

Each co-author of the Brucejack Report listed in the section entitled “Interest of Experts” of this AIF is a “qualified person” as defined in NI 43-101 (“QP”) and has reviewed, approved and verified certain scientific and technical information in this AIF that is derived from the Brucejack Report.

Scientific and technical information in this AIF not contained in the Brucejack Report has been reviewed, approved and verified by Mr. Kenneth C. McNaughton, M.A.Sc., P.Eng., our Vice President and Chief Exploration Officer, Lyle Morgenthaler, B.A.Sc., P.Eng., our Chief Mine Engineer, Russell Pennell, B.A.Sc., P.Eng., a former Senior Mine Planning Engineer of the Company, Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., our Vice President, Geology and Chief Geologist, and Ivor W.O. Jones, M.Sc., P.Geo., FAusIMM CP(geo), who is independent of the Company, each of whom is a “qualified person” as defined in NI 43-101.

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

Qualified Person

A “Qualified Person” refers to an individual who is an engineer or geoscientist, holding the required accreditation, with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that has experience relevant to the subject matter of the project and report and is a member in good standing of a professional association.

Mineral Resource

A “Mineral Resource” is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

Inferred Mineral Resource

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

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

Modifying Factors

“Modifying Factors” are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Mineral Reserve

A “Mineral Reserve” is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could be reasonably justified.

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

Probable Mineral Reserve

A “Probable Mineral Reserve” is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

Proven Mineral Reserve	A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

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

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission (“SEC”) under its Industry Guide 7 (“Guide 7”), and Mineral Reserve and Resource information contained or incorporated by reference in this AIF may not be comparable to similar information disclosed by U.S. companies reporting pursuant to Guide 7.  In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.

Under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made and volumes that are not “reserves’ should not be disclosed. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under Guide 7. Accordingly, Mineral Reserves estimates included in this AIF may not qualify as “reserves” under Guide 7. Guide 7’s current disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources”, “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by Guide 7 standards in documents filed with the SEC.

U.S. investors should also understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of “Mineral Resources”, “Indicated Mineral Resources” or “Inferred Mineral Resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “Inferred Mineral Resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of the “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” or “Inferred Mineral Resource” reported in this AIF exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Guide 7 standards as in-place tonnage and grade without reference to unit measures. Investors are specifically cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into Guide 7-defined mineral reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under reporting standards in Canada differ in certain respects from the standards of Guide 7. Accordingly, information concerning mineral deposits set forth or incorporated by reference herein may not be comparable with information made public by companies that report in accordance with Guide 7.

OUR BUSINESS

We were formed for the acquisition, exploration and development of precious metal resource properties in the Americas.  With steady state commercial production at our 100% owned Brucejack Mine, a high-grade gold underground mine located in northwestern British Columbia (“Brucejack”, the “Brucejack Project”, “Brucejack Property” or the “Brucejack Mine”), we are emerging as a premier low-cost intermediate gold producer.

We acquired the Brucejack Project, along with the Snowfield Project (the “Snowfield Project”) and other associated assets in October 2010. Brucejack is located in northwestern British Columbia, approximately 65 kilometres north of Stewart and is comprised of four mining leases and six mineral claims currently totaling 3,304 hectares in area and forms part of our contiguous claims package that comprises over 122,000 hectares.  Our only material mineral project for the purposes of NI 43-101 is Brucejack.

In 2011, Brucejack was drilled extensively in key target areas (73,200 metres in 185 holes), the camp at site was expanded and winterized, and rehabilitation work on the former access road from Highway 37 to the project was started, as well as the initial de-watering of the historic West Zone underground workings. Additionally, a preliminary economic assessment on the Project was completed.

Exploration was advanced in 2012 with an additional 105,820 metres of surface drilling completed in 307 holes, and with results continuing to demonstrate high grade, visible gold. The West Zone de-watering process continued, and the widening of the underground workings in the West Zone commenced with the excavation of an underground ramp that would lead from the West Zone to the new heart of the Brucejack Project, the Valley of the Kings deposit.

In 2013, the access road rehabilitation and the underground access ramp were completed, enabling us to proceed with a 10,000-tonne bulk sample from the Valley of the Kings. A positive feasibility study for an underground mine was completed in June. A total of 44,600 metres of drilling was completed, comprising 38,800 metres of underground drilling in 446 holes and 5,800 metres in 37 surface holes.

In 2014 the feasibility study was updated, and project engineering began along with mine permitting activities. Infill, exploration and condemnation drilling for site infrastructure totaled 11,920 metres in 41 holes.

We received our Environmental Assessment Certificate from the British Columbia Minister of the Environment and the Minister of Energy and Mines in March 2015, and a positive Federal Environmental Assessment Decision followed in July 2015. With the receipt of the major project permits, a substantial portion of the construction financing completed, a production decision was made and construction-related activity ramped up in September 2015.

In 2015 and 2016, a program of underground fan drilling at the Valley of the Kings was conducted.  In our press release dated May 31, 2016, we announced the completion of an infill drill program, which comprised 64,017 metres in 367 drill holes. The 2015/2016 infill drill program was successful in confirming the style and grade distribution of the gold mineralization in the area that was tested.

The focus in 2016 was construction, both at the mine site and the 57-kilometre transmission line being built to connect the project to grid power. The 2016 Mineral Resource Estimate Update (as defined herein) was announced in our press release dated July 21, 2016 and reflected a non-material increase in Measured Mineral Resources and additional Indicated Mineral Resources.

Construction of the Brucejack Mine and transmission line was completed in early 2017. After achieving commercial production on July 1, 2017, we transitioned into operations at the Brucejack Mine.

In 2018, we produced 376,012 ounces of gold at a mill feed grade of 11.9 grams per tonne gold, repurchased 100% of the 8% gold and silver stream that was sold as part of the construction financing package, refinanced the Construction Credit Facility by way of the $480 million Loan Facility (each as defined herein) and received amended permits to increase production to 3,800 tonnes per day. Our current focus is on the ramp-up of gold production to a rate of 3,800 tonnes per day.

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

2016 Significant Developments

•                  On February 17, 2016, we provided an updated cost estimate for the Brucejack Mine (the “February 2016 Capital Cost Update”).  The February 2016 Capital Cost Update was based on the achievement of the 60% engineering milestone and was carried out to update the Brucejack Report cost estimate for the Brucejack Mine. The February 2016 Capital Cost Update and Project Economics Update was superseded by the February 2017 Capital Cost Forecast and 2017 Project Economics Update (each as defined herein).

•                  Construction of the Brucejack Mine continued to advance on schedule. All major mechanical and electrical components were delivered to site and installation and assembly was ongoing. The shell, heads, gears motors and drives for the SAG and Ball mills were installed and the drives were scheduled to be energized in late March 2017. Electrical and instrumentation along with mechanical and piping installation within the mill building continued. The mine substation and central electrical room were completed for energization.

•                  In March 2016, we completed a marketed offering of our common shares (the “Common Shares”) in the amount of 26,210,000 at a price of $4.58 per Common Share, for gross proceeds of $120,041,800. The offering was done under a supplement to our short form base shelf prospectus dated July 14, 2014. The underwriters also exercised their over-allotment option and purchased an additional 2,174,000 Common Shares at $4.58 per Common Share, for additional proceeds of $9,956,920 for total gross proceeds of $129,998,720. Additional aggregate gross proceeds of approximately $16,212,078 were raised from a pro-rata private placement to Jin Huang Mining Company (formerly Xinxing Global Limited) and Orion Mine Finance Group.  The net proceeds of the marketed offering and the pro-rata offering were used to fund the development of the Brucejack Mine.

•                  In May 2016, we filed a short form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except Québec, and a corresponding shelf registration statement on Form F-10 with the SEC under the United States Securities Act of 1933, as amended, and Multijurisdictional Disclosure System established between Canada and the United States.  The base shelf prospectus allowed us to offer up to $600,000,000 of Common Shares, debt securities, preferred shares, subscription receipts, units, warrants and share purchase contracts from time to time over the 25-month period after Canadian securities regulatory authorities have issued a receipt for the final short form base shelf prospectus. The base shelf prospectus expired in June 2018.

•                  The 2016 grass-roots exploration program was conducted to evaluate the broader regional exploration potential of the Brucejack Property outside the area of known mineralization, east of the Valley of the Kings Deposit and comprised of approximately 1,200 square kilometres (the “Bowser Regional Project”).  Airborne magnetic and radiometric surveys as well as a hyperspectral survey, regional ground MT surveys, property scale mapping prospecting over the entire area and a limited drill program was completed to enhance geological interpretation.

•                  In our press release dated July 21, 2016, we announced an updated Valley of the Kings Mineral Resource estimate for Brucejack (the “2016 Mineral Resource Estimate Update”) in accordance with NI 43-101 for Brucejack, prepared under the guidance and supervision of Ivor W.O. Jones, M.Sc., P.Geo., FAusIMM CP(geo), who is the independent QP responsible for the Mineral Resource for Brucejack. See “— Mineral Reserves and Mineral Resources” in this AIF.

•                  Construction of the 57-kilometre long transmission line was nearing completion. All of the towers were in place and the first 42-kilometre section was energized to the Knipple substation. Six 2-megawatt diesel generators were fully commissioned and, combined with our initial 5-megawatts of diesel power, were able to provide adequate power to maintain full mill and underground production in the event of any grid power interruption.

•                  Over 144,000 tonnes of ore were stockpiled on the surface and underground in preparation for mill commissioning. Underground development was well advanced with 12 stopes crosscut on two levels in preparation for long-hole drilling. Cross cutting of another 11 stopes progressed. Long-hole drilling of a test stope commenced, and excavation of the major development infrastructure was completed. Underground work was focused on continued ramp and level development and construction of underground infrastructure, including the crusher, conveyor, and transfer towers continued.

•                  In our press release dated December 15, 2016, we announced a positive updated Valley of the Kings Mineral Reserve estimate for Brucejack (“2016 Mineral Reserve Estimate Update”) which was based on the 2016 Mineral Resource Estimate Update.  See “— Mineral Reserves and Mineral Resources” in this AIF.

2017 Significant Developments

•                  In our press release of February 3, 2017, we announced that the total project capital cost forecast (the “February 2017 Capital Cost Forecast”) to complete construction of the Brucejack Mine, including contingencies, of $811.1 million, an increase of 16% from the February 2016 capital cost estimate of $696.8 million (the “February 2016 Capital Cost Estimate”), as set out in the February 2016 Capital Cost Update.  The February 2017 Capital Cost Forecast included $68.8 million of working capital for the first three months of production but did not take into account any revenue generated during this period. Key areas of capital cost increases from the February 2016 Capital Cost Estimate included the transmission line ($37.9 million); costs to accelerate commissioning ($13.9 million); new scope items ($21.7 million); construction overages ($34.1 million); and Indirects/Owner’s costs ($31.4 million).

•                  In February 2017 we completed an offering of $100 million aggregate principal amount of 2.25% unsecured convertible senior subordinated notes due in March 2022 (the “Notes”), which includes the exercise of the full amount of an over-allotment option of $10 million aggregate principal amount of Notes. The initial conversion rate for the Notes is 62.5000 Common Shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of $16.00 per Common Share.  The net proceeds of the Notes offering were used for working capital during start-up of the Brucejack Mine and for general corporate purposes.

•                  Construction of the Brucejack Mine advanced ahead of schedule: construction of underground infrastructure, including the crusher, rock breaker, feeder, electrical substation, conveying system and transfer towers was completed and commissioned. All major mechanical and electrical components were delivered to site, installed and commissioned. The transmission line connecting the Brucejack Mine to the BC Hydro power grid was completed and energized in March 2017.

•                  Underground development continued to advance on schedule. Access to production levels from the 1200 to 1410-metre Levels was established and excavation of the major development infrastructure was completed. Underground work focused on continued ramp and level development and on establishing sills and opening levels laterally in support of the long-term mine plan.

•                  In May 2017, ore was first introduced to the mill with a focus on ramping up tonnage throughput to nameplate capacity as quickly as possible with low-grade ore.  During the month of June, the process plant at Brucejack processed 70,805 tonnes of ore (87.4% of one- twelfth of yearly nameplate capacity) from low-grade ore stockpiles for an average of 2,360 tonnes per day.  Effective July 1, 2017, commercial production was achieved at the Brucejack Mine.

•                  In July 2017, the process plant at Brucejack Mine continued to operate near nameplate capacity processing 83,667 tonnes of ore (99.9% of one-twelfth of yearly nameplate capacity) for an average of 2,699 tonnes per day from low-grade stockpiles, development muck and the introduction of stope ore.  The completion date for the Brucejack Mine was declared as August 1, 2017.

•                  In our press release dated August 10, 2017, we announced that our regional grass-roots exploration program on the Bowser Regional Project east of the Brucejack Mine had commenced for 2017. The regional exploration program included the collection of over 11,000 samples, regional mapping, prospecting, airborne geophysics, ground geophysics, hyperspectral mapping, and data compilation.  To date, our grass-roots exploration program has resulted in the identification of four distinct areas that have the potential to host epithermal mineralization: the American Creek Zone, the Bluffy Zone, the Koopa Zone and the Upper Kirkham Zone.

•                  During August and September of 2017, ramp-up continued to advance at the Brucejack Mine.  With the grade ramping up and the mill exclusively processing stope ore, production of doré and flotation concentrate increased. Positive working capital was achieved during the third quarter.

•                  During the third and fourth quarter of 2017, two sills were established to open up two mining horizons for 2018, the 1200-metre Level to the 1320-metre Level and the 1320-metre Level to the 1440-metre Level.

•                  In 2017, the Brucejack Mine produced 152,484 ounces of gold, which excludes 8,510 ounces of gold from pre-commercial production and 179,237 ounces of silver from low-grade stockpiles, development muck and stope ore.

•                  In 2017, the Company sold 141,927 ounces of gold and 127,746 ounces of silver. As at December 31, 2017, there were 7,716 ounces of gold doré and 10,328 ounces of gold in concentrate in finished goods.

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

2018 Significant Developments

•                  In our press release dated January 23, 2018, we announced that grade reconciliation to the reserve model for the period August 1, 2017 to December 31, 2017 was approximately 75% to 80%. During the period, ore from the stopes developed on the 1200-metre Level sill provided approximately 25% of mill feed. These stopes were mined in establishing the 1200-metre Level sill as part of the long-term mine plan and had a lower drill density than stopes on other levels of the mine.

•                  In our press release dated February 26, 2018, we announced that the grade control program, designed to refine stope dimensions, reduce dilution and optimize grade, had commenced. The program is a data-driven and iterative process, which comprises drilling, sampling and local modelling.  In April 2018, we announced that the grade control program had been fully implemented into our mining process. In addition, we announced that the rate of underground development has been increased to an average of 700 metres per month for 2018, up from 420 metres considered in the Brucejack Report, to improve access and build stope inventory. Our grade control model continues to be refined and updated with the benefit of data from ongoing production.

•                  During 2018, we completed an underground exploration program to test for a porphyry source and to evaluate the potential extension of the Valley of the Kings to the east. The drill program followed-up on the success of the 2015 regional grass-roots exploration drill program which intersected high grade gold in the Flow Dome Zone, located approximately 500 metres east of the Brucejack Mine. Two holes, both over 1,500-metres in length and drilled east from the Valley of the Kings intersected alteration, veining, and mineralization throughout, confirming the presence of Brucejack-style mineralization starting from the eastern edge of the Valley of the Kings to beneath the Flow Dome Zone. In addition, the drilling intersected anomalous copper and molybdenum mineralization, which coupled with mineralogical indicators, suggest proximity to porphyry-style mineralization at depth. The drill results, along with geophysics and mineral chemistry, are currently being integrated to refine targeting of this zone for subsequent drilling. We plan to drill two targeted holes to further test the porphyry potential below the Flow Dome Zone.

•                  During 2018, we conducted a regional grass-roots exploration program on the Bowser Regional Project, which confirmed the presence of Brucejack-style high grade gold mineralization hosted in broad zones of low-grade stockwork, highlighting the potential for discovery of porphyry-related copper-gold mineralization and high-level epithermal mineralization on the property.

•                  On May 10, 2018, at our annual general meeting of shareholders, Faheem Tejani was elected to our Board of Directors (the “Board”), while C. Noel Dunn and Shaoyang Shen did not stand for re-election to the Board. On August 13, 2018, Nicole Adshead-Bell resigned as a member of our Board. On November 8, 2018, Robin Bienenstock was appointed as a member of our Board.

•                  In our press release dated July 9, 2018, we announced that the Brucejack Mine had achieved steady-state production.

•                  On July 25, 2018, we completed a non-brokered private placement offering of 227,273 flow-through Common Shares at a price of C$13.20 per Common Share for gross proceeds of approximately C$3 million. The proceeds of the offering were used to fund a portion of the 2018 grass-roots exploration program.

•                  On December 14, 2018, we received the amended permits from the BC Ministry of Energy, Mines and Petroleum Resources and the BC Ministry of Environment and Climate Change Strategy to increase the Brucejack Mine production rate to 3,800 tonnes per day, reflecting annual production rate increase to 1.387 million tonnes from 0.99 million tonnes. Minor mill upgrades to support the production rate increase are required and will be completed during regularly scheduled mill shutdowns in 2019 with a corresponding ramp-up to 3,800 tonnes per day production rate by year end. These upgrades are estimated to cost less than $15 million. In addition, mine development will increase to approximately 1,000 metres per month to support the ramp-up by the end of 2019.

•                  On December 18, 2018, we refinanced our Construction Credit Facility (as defined herein) by way of a $480 million debt facility (the “Loan Facility”) with a syndicate of financial institutions, including The Bank of Nova Scotia (“BNS”), SG Americas Securities, LLC (“SGAS”) and ING Capital LLC (“ING”). The Loan Facility is comprised of a $250 million senior secured amortizing non-revolving credit facility (the “Term Facility”) and a $230 million senior secured revolving credit facility (the “Revolving Facility”). Please see “— Indebtedness” in this AIF.

•                  On December 18, 2018, we also repurchased 100% of the callable 8% gold and silver stream for $237 million, which was sold by the Company as part of the construction financing package for the Brucejack Mine.

•                  In 2018, the Brucejack Mine produced 376,012 ounces of gold and 422,562 ounces of silver. The Company sold 367,428 ounces of gold and 327,090 ounces of silver.  As at December 31, 2018, there were 12,055 ounces of gold doré and 4,971 ounces of gold in concentrate in finished goods inventory.

•                  A total of 1,005,603 tonnes of ore, equivalent to a throughput rate of 2,755 tonnes per day, were processed in 2018. The mill feed grade averaged 11.9 grams per tonne gold and recovery was 97.3%. 1,055,208 tonnes of ore were mined, equivalent to a mining rate of 2,891 tonnes per day.

•                  The Company generated $454.6 million in revenue in 2018, resulting in net earnings of $36.6 million for the year. Full year 2018 cash generated from operations was $197.2 million.

2019 Subsequent Developments

•                  In our press release dated February 14, 2019, we announced that:

•                  Reconciliation to the Valley of the Kings global resource model for 2018 improved to approximately 90% from 75-80% in 2017 (August 1, 2017 to December 31, 2017). Further, the reconciliation to the global resource model for the period April 1, 2018 to December 31, 2018 improved to approximately 92% when the grade control program became fully operational.

•                  Gold production at Brucejack for 2019 was expected in the range of 390,000 ounces to 420,000 ounces, with gold production guidance accounting for the planned production ramp-up from 2,700 tonnes per day to 3,800 tonnes per day over the course of 2019.

•                  We are targeting debt reduction of approximately $140 million from operating cash flow during 2019, based on a gold price of $1,250 per ounce and a $:C$ exchange rate of 0.78.

•                  Updated Mineral Resource and Mineral Reserve estimates for the Valley of the Kings and an updated life of mine plan for the Brucejack Mine are expected to be provided in the second quarter of 2019.

•                  The 2019 underground exploration drill program will be primarily focused on expanding the current Mineral Resource and Mineral Reserve at the Valley of the Kings. Zones at depth, to the east, west and north-east of the Valley of the Kings resource will be drilled as part of an approximately 70,000 metre drill program planned for 2019.

Lyle Morgenthaler, B.A.Sc., P.Eng., our Chief Mine Engineer, is the QP responsible for Brucejack Mine development and has reviewed and approved the scientific and technical information contained in this section of the AIF relating thereto.

Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., our Vice President, Geology and Chief Geologist, is the QP responsible for the Brucejack Mine grade control program and reconciliation of 2018 and 2017 production along with the Brucejack Mine resource and exploration drilling, and has reviewed and approved the scientific and technical information contained in this section of the AIF relating thereto.

Kenneth C. McNaughton, M.A.Sc., P.Eng., our Vice President and Chief Exploration Officer, is the QP responsible for the Bowser Regional grass-roots exploration program and has reviewed and approved the scientific and technical information contained in this section of the AIF relating thereto.

Ivor W.O. Jones, M.Sc., P.Geo., FAusIMM CP(geo), an independent QP, is responsible for the Mineral Resource for Brucejack and has reviewed and approved the scientific and technical information contained in this section of the AIF relating thereto.

Operating Results for 2018

In our press release dated February 14, 2019, we reported our operating results for the year ended 2018.  The operating results for the year ended 2018 were as follows:

•                  1,055,208 tonnes of ore were mined, equivalent to a mining rate of 2,891 tonnes per day;

•                  1,005,603 tonnes of ore were processed, equivalent to a throughput rate of 2,755 tonnes per day. The mill feed grade averaged 11.9 grams per tonne gold and recovery was 97.3%; and

•                  376,012 ounces of gold and 422,562 ounces of silver were produced, and 367,428 ounces of gold and 327,090 ounces of silver were sold.

The following table summarizes our operating results for the three months and year ended December 31, 2018.

	Three months ended December 31,			Year ended December 31,
		2018	2017	2018	2017(1)

Ore mined	t	283,136	280,671	1,055,208	552,205
Mining rate	tpd	3,078	3,051	2,891	3,001
Ore milled	t	267,048	271,501	1,005,603	532,763
Head grade	g/t Au	11.5	8.2	11.9	9.4
Recovery	%	97.0	95.8	97.3	96.2
Mill throughput	tpd	2,903	2,951	2,755	2,895
Gold ounces produced	oz	96,342	70,281	376,012	152,484
Silver ounces produced	oz	113,886	96,004	422,562	179,237
Gold ounces sold	oz	89,011	86,514	367,428	141,927
Silver ounces sold	oz	82,380	107,900	372,090	127,746

The following abbreviations were used above: t (tonnes), tpd (tonnes per day), g/t (grams per tonne), Au (gold) and oz (ounces).

(1)   Results for the year ended December 31, 2017 cover the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to December 31, 2017. In addition, gold ounces produced for the year ended December 31, 2017 exclude 8,510 ounces produced in the pre-commercial production period.

Mineral Reserves and Mineral Resources

On June 30, 2014, we filed the Brucejack Report, which is a NI 43-101 compliant feasibility study.  See “The Brucejack Report” in this AIF.

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

Valley of the Kings Mineral Reserve Estimate(1)(2) — June 2014

				Contained
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold (million oz)	Silver (million oz)
Proven	2.1	15.6	12	1.1	0.8
Probable	11.5	15.7	10	5.8	3.9
Total P&P	13.6	15.7	11	6.9	4.6

(1) Rounding of some figures may lead to minor discrepancies in totals.

(2) Based on C$180/t cut-off grade, $1,100/oz Au price, $17/oz Ag price, exchange rate of $0.92/C$1.

West Zone Mineral Reserve Estimate(3) — June 2014

				Contained
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold (million oz)	Silver (million oz)
Proven	1.4	7.2	383	0.3	17.4
Probable	1.5	6.5	181	0.3	8.6
Total P&P	2.9	6.9	279	0.6	26.0

(3) See notes (1) and (2) to the table above.

The Brucejack Report set out a base case ($1,100/ounce gold, $17/ounce silver and exchange rate of US$0.92:C$1) estimated pre-tax Net Present Value (5% discount) of $2.25 billion, with an internal rate of return of 34.7%.

The Brucejack Report contemplated average annual production during the first eight years of 504,000 ounces of gold and during the 18-year Life of Mine (“LOM”) 404,000 ounces of gold, an estimated capital cost, including contingencies, of $746.9 million and an average processing rate of 2,700 tonnes/day with operating costs of C$163.05 per tonne milled.

Updated Valley of the Kings Mineral Resource Estimate

In our press release of July 21, 2016, we announced the 2016 Mineral Resource Estimate Update, an updated Valley of the Kings Mineral Resource estimate in accordance with NI 43-101 for Brucejack.

The 2016 Mineral Resource Estimate Update was prepared under the guidance and supervision of Ivor W.O. Jones, M.Sc., P.Geo., FAusIMM CP(geo), who is the independent QP responsible for the Mineral Resource for Brucejack.  The Company employed the same approach and methodology as was used for the Valley of the Kings Mineral Resource estimate in December 2013.

The 2015-2016 Valley of the Kings infill drill program was undertaken to support production planning in the Valley of the Kings and designed to convert Indicated Mineral Resources into Measured Mineral Resources in the areas to be mined in the first three years of the mine plan (1320-metre Level to 1200-metre Level) by increasing drill density to 7.5-metre to 10-metre centers.  The infill drill program was subsequently expanded to include extensions of Domain 20 which are adjacent to areas planned to be mined in the early years of the Brucejack Report mine plan.  The program, which consisted of 64,017 metres in 367 drillholes, was successful in increasing the Measured Mineral Resources in the Valley of the Kings by 58% to 1.9 million ounces (3.5 million tonnes grading 17.0 grams per tonne gold). Results from the program confirmed the style and grade distribution of the gold mineralization in the area being tested, and included the intersection of high grade and visible gold.

The program was also successful in adding Indicated Mineral Resources, with Measured and Indicated Mineral Resources in the Valley of the Kings totalling 9.1 million ounces of gold (16.4 million tonnes grading 17.2 grams per tonne gold), an increase from the December 2013 Valley of the Kings Mineral Resource estimate of Measured and Indicated Mineral Resources which totalled 8.7 million ounces of gold (15.3 million tonnes grading 17.6 grams per tonne gold).  The following table is a summary of the 2016 Mineral Resource Estimate Update:

Valley of the Kings Mineral Resource Estimate — July 2016(1)(4)

(Based on a gold-silver cut-off grade of 5.0 grams/tonne(5))

				Contained(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold (million oz)	Silver (million oz)
Measured	3.5	17.0	15.3	1.9	1.7
Indicated	13.0	17.3	15.0	7.2	6.2
M&I	16.4	17.2	15.0	9.1	7.9
Inferred(2)	4.6	21.0	26.9	3.1	4.0

(1) Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The Mineral Resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

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

(4) The Mineral Resource estimate stated in this table is defined using 10 m by 10 m by 10 m blocks in the Valley of the Kings.

(5) The gold-silver cut-off value is defined as Au + Ag/53.

The 2016 Mineral Resource Estimate Update confirmed the geological model for the Valley of the Kings and combined Measured and Indicated Resources have not materially changed.  The Valley of the Kings remains open to the east and west along strike, and at depth.

There was no depletion of the Mineral Resource by production as at July 2016.

Ivor W.O. Jones, M.Sc., P.Geo., FAusIMM CP(geo) is the independent QP responsible for the 2016 Mineral Resource Estimate Update for Brucejack and has reviewed and approved the scientific and technical information contained in this section of the AIF relating thereto.

Updated Valley of the Kings Mineral Reserve Estimate

In our press release dated December 15, 2016 we announced the 2016 Mineral Reserve Estimate Update, a positive updated Valley of the Kings Mineral Reserve estimate for Brucejack, which was based on the 2016 Mineral Resource Estimate Update.  The following table is a summary of the 2016 Mineral Reserve Estimate Update.

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

Areas of gain in the 2016 Mineral Reserve Estimate Update are attributed to: (a) increasing drill density to 7.5-metre to 10-metre centers which allowed for conversion of a significant amount of Probable Reserve to the Proven Reserve category; (b) adjustments made to the stope orientation and design parameters; and (c) the addition of grade to the background mineralization for the estimate which had previously been modeled at zero grade.

Valley of the Kings Mineral Reserve Estimate — December 2016(1-5)

				Contained
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold (million oz)	Silver (million oz)
Proven	3.3	14.5	12.9	1.6	1.4
Probable	12.3	16.5	11.3	6.5	4.5
Total	15.6	16.1	11.1	8.1	5.9

(1) The Mineral Reserves and Resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(2) Contained metal figures and totals may differ due to rounding of figures.

(3) A 94% tonnage recovery is used.

(4) Assumptions used include $1,100 per ounce of gold $17 per ounce of silver and a US$0.92:C$1 exchange rate.

(5) An NSR cut-off of C$180/tonne was used to optimize the stopes.

Russell Pennell, B.A.Sc., P.Eng., a former Senior Mine Planning Engineer of the Company is the QP that has reviewed and approved the scientific and technical information in this section of the AIF.

Updates Mineral Resource and Mineral Reserve Estimates

Updated Mineral Resource and Mineral Reserve estimates for the Valley of the Kings and an updated life of mine plan for the Brucejack Mine are expected to be provided early in the second quarter of 2019.

Capital Cost

The final cost to construct the Brucejack Mine was $940.0 million which included non-cash items not included in the February 2017 Capital Cost Forecast nor the February 2016 Capital Cost Update, such as capitalized borrowing costs, depreciation, share-based compensation and recognition of the decommission and restoration provision. The cash costs to construct the Brucejack Mine were $827.7 million.

The key areas of increase from the February 2017 Capital Cost Forecast included Mine Underground costs of $10 million for additional development required for operations (underground mining costs are also included in “Working Capital” costs which represent the first three months of operation start-up) and Indirect costs of $10 million for additional site snow removal during early 2017 and vendor assistance during the commissioning phase.

The following is a summary of the Final Actual Capital Cost compared with the February 2017 Capital Cost Forecast and the February 2016 Capital Cost Estimate:

Capital Cost Summary Comparison(1)

	December 31, 2017 Actual ($ million)	February 2017 Capital Cost Forecast ($ million)	February 2016 Capital Cost Estimate ($ million)
Mine underground	113.8	90.7	101.4
Mine site(2)	255.4	250.4	165.3
Offsite Infrastructure(3)	106.4	108.8	81.0
Total Direct Costs	475.6	449.9	347.7
Indirect Costs	88.8	78.3	97.5
Owner’s Costs	208.4	209.0	160.3
Contingency	—	5.1	35.3
Total Capital Cost	772.7	742.3	640.8
Working Capital	55.0	68.8	56.0
Total Construction Cost	827.7	811.1	696.8

(1)         US$0.747:C$1 Actual; US$0.75:C$1 for 2017 Forecast and 2016 Estimate.

(2)         Includes mine site, mine site process, mine site utilities, mine site facilities, tailings facilities, mine site temporary facilities and surface mobile equipment.

(3)         Includes transmission line.

In our press release of February 21, 2017, we announced the February 2017 Capital Cost Forecast, being that our total project capital cost forecast to complete construction of the Brucejack Mine, including contingencies, was $811.1 million, an increase of 16% from the February 2016 Capital Cost Estimate of $696.8 million.  Key areas of capital cost increases from the February 2016 Capital Cost Estimate included the transmission line ($37.9 million); costs to accelerate commissioning ($13.9 million); new scope items ($21.7 million); construction overages ($34.1 million); and Indirects/Owner’s costs ($31.4 million).

The Brucejack Mine economics were updated (the “2017 Project Economics”) based on the February 2017 Capital Cost Forecast (the “2017 Project Economics Update”).  Net Cash Flows

and Net Present Values decreased slightly, and Internal Rates of Return and Payback improved marginally in comparison to the Project economics that were announced in our press release dated February 17, 2016.

The following table provides an updated summary of the 2017 Project Economics by metal price.

Summary of Brucejack Economic Results by Metal Price — February 2017 Update(1)(2)

	Low Case	Base Case	High Case
Gold Price (US$/ounce)	$800	$1,100	$1,400
Silver Price (US$/ounce)	$10.00	$14.00	$18.00
Net Cash Flow (US$)	$2.11 billion (pre-tax) $1.47 billion (post-tax)	$4.22 billion (pre-tax) $2.82 billion (post-tax)	$6.32 billion (pre-tax) $4.17 billion (post-tax)
Net Present Value(3) (5.0% discount) (US$)	$1.05 billion (pre-tax) $0.69 billion (post-tax)	$2.34 billion (pre-tax) $1.53 billion (post-tax)	$3.62 billion (pre-tax) $2.36 billion (post-tax)
Internal Rate of Return	19.9% (pre-tax) 16.5% (post-tax)	34.4% (pre-tax) 28.5% (post-tax)	47.5%(pre-tax) 39.1% (post-tax)
Payback(from start of production period)	5.0 years (pre-tax) 5.2 years (post-tax)	3.3 years (pre-tax) 3.5 years (post-tax)	2.5 years (pre-tax) 2.7 years (post-tax)
Exchange Rate (US$:C$)	0.75	0.75	0.75

(1) Includes impact from financing announced Sept 15, 2015.

(2) Financing impact assumes repayment of debt facility at maturity, exercise of maximum buyout options for offtake and stream facilities at December 31, 2018.

(3) NPV is discounted to December 31, 2015.

Exploration Assets

Our exploration and evaluation assets are the Snowfield Project and Bowser Regional Project.

Snowfield Project

We have a 100% interest in the Snowfield Project which borders Brucejack Mine to the north and is comprised of one mineral claim with an area of 1,217 hectares.  The Snowfield Project mineral claim is in good standing until 2029 and we continue to conduct baseline environmental studies for potential future development.

The Snowfield Project represents a longer-term gold opportunity for our shareholders.  Although we do not have a development plan as yet for the Snowfield Project, we plan to continue to explore the area and have budgeted for additional environmental studies which will benefit both Brucejack and Snowfield Projects.

Bowser Regional Project

The Bowser Regional Project area is southeast of the Brucejack Mine and comprises 1,220 square kilometres. An extensive regional exploration campaign was initiated in 2015 to identify mineralized zones similar to the Valley of the Kings and Eskay Creek deposits. In 2018, an 8,000-metre regional exploration drill program on the Bowser Regional Project confirmed the presence of Brucejack-style high grade gold mineralization hosted in broad zones of low-grade stockwork, highlighting the potential for discovery of porphyry-related copper-gold mineralization and high-level epithermal mineralization on the property. To date, the program has resulted in the identification of four distinct areas that have the potential to host epithermal mineralization: the American Creek Zone, the Bluffy Zone, the Koopa Zone and the Upper Kirkham Zone.

Several gold and silver epithermal targets have been identified in the American Creek Zone located approximately 25 kilometres southeast of the Brucejack Mine. The American Creek valley is dominated by kilometre-scale north-south structures and localized east-west stockworks, which host elevated gold values of up to 62.5 grams of gold per tonne in rocks of the Lower Hazelton Group, Unuk River Formation, the same formation that hosts the Brucejack Mine. Geophysical conductors identified in the American Creek Zone are supported by coincident pathfinder minerals and trace elements associated with epithermal mineralization. Drilling in 2018 successfully intersected broad zones of low-grade mineralization at the north end of the American Creek Zone (Lillianne showing) and an upper expression of a polymetallic epithermal vein system near the center of the American Creek Zone (Virginia K showing). At the south end of the American Creek Zone (Outlaw showing), vein-hosted copper mineralization was intersected which is interpreted as the upper expression of a porphyry system. A review of the strong alteration and metal zonation intersected in drill core will be conducted to focus future drilling on the higher-grade segments of these mineralization systems.

The Bluffy Zone, located 30 kilometres south-southeast of the Brucejack Mine hosts disseminated sulphide mineralization in the Unuk River Formation of the Lower Hazelton Group, which also hosts the Valley of the Kings deposit. Drilling in 2018 intersected broad zones of low-grade gold hosted in shear zones, which contain narrow veins of high grade gold and base metal values. This drilling has confirmed that a substantial mineral system was active at the Bluffy Zone and additional work is being planned to further delineate the higher-grade mineralization.

The Koopa Zone, located approximately 30 kilometres east-southeast of the Brucejack Mine, is dominated by intensely quartz-sericite pyrite altered Salmon River Formation volcanics and Quock Formation sediments of the Upper Hazelton Group, which also hosts the Eskay Creek deposit. At the Koopa Zone, a structurally controlled epithermal system appears to be overprinting a VMS style alteration system. The stratigraphy, alteration, and broad halo of pathfinder elements are indicative of a potentially large mineralization system. Follow-up drilling in the Koopa Zone is planned for 2019.

The 2018 prospecting program successfully resulted in the discovery of the Upper Kirkham Zone, located four kilometres southwest of the Bowser Camp. Epithermal-style polymetallic veins with strong quartz-sericite pyrite alteration halos were intersected in an area recently exposed by the receding glacier. Prospecting samples collected across the Upper Kirkham Zone returned assays as high as 3.55 grams per tonne of gold, greater than 10,000 grams per tonne of silver, 4.71% copper, greater than 20% lead and 3.81% zinc. Follow-up drilling as well as additional prospecting is planned to resume in 2019.

Kenneth C. McNaughton, M.A.Sc., P.Eng., our Vice President and Chief Exploration Officer, is the QP responsible for the Bowser Regional grass-roots exploration program and has reviewed and approved the scientific and technical information in this section of the AIF related thereto.

Specialized Skills and Knowledge

The nature of our business requires specialized skills and knowledge. We operate an underground mining operation in northern British Columbia with variable gold mineralization, which requires technical expertise in the specific areas and as such, we employ a number of people with extensive experience in geology, engineering, mine planning, metallurgical processing, mine operations, environmental compliance, sustainability, exploration and development, and accounting.

In order to attract and retain personnel with the specialized skills and knowledge required for our operations, we maintain competitive remuneration and compensation packages. To date, we have been able to meet our staffing requirements.

Employees

We employed a total of 571 full-time employees as at December 31, 2018, excluding 82 seasonal full-time employees hired for the winter months. Due to the rotational nature of employment at Brucejack Mine, there may be two people for the majority of positions at site. We are committed to providing, where possible, employment opportunities with members of the local communities and First Nations.

Competitive Conditions

The precious metal mineral exploration and mining business is competitive, including with respect to mineral properties that can be developed and produced economically, technical experts that can find, develop and mine such mineral properties, labour to operate the mineral properties, and capital to finance exploration, development and operations. We compete with numerous other companies, including many large established mining companies having substantial capabilities and greater financial and technical resources than us. Our current focus is on gold production at the Brucejack Mine and as such, we are subject to certain advantages and disadvantages related to various factors, including the price of gold. See “Risk Factors” below.

Cycles

Year-round operations in the northern British Columbia present certain challenges, particularly in the winter months. We believe we have adequately accounted for such challenges in our business and operational plans; however, there are risks associated with such operations. See “Risk Factors” below.

Social and Environmental Policies

We have adopted several policies concerning health, safety, and the overall welfare of people and the environment. These policies include the Code of Business Conduct and Ethics of the Company (the “Code”), Health and Safety Policy, Fitness for Duty Policy, Social Responsibility Policy and Environmental Policy.

The Code embodies our commitment to ethical principles and sets out our responsibilities to our shareholders, employees, lenders and other stakeholders.  Our Code addresses general business ethical principles, conflicts of interests, special ethical obligations for employees with financial reporting responsibilities, insider trading laws, reporting of any unlawful or unethical conduct, political contributions and other relevant issues.

Our Code also states our commitment to a work environment that is free from discrimination and harassment and our commitment to providing all employees a workplace that respects their basic human rights. The Code can be found on our website and is available under our profile on SEDAR at www.sedar.com.

With respect to health and safety, we have implemented policies and practices with respect to our operations at the Brucejack Mine, which include the maintenance of a drug and alcohol-free environment.  We believe that safe operating practices are a shared responsibility among our management, employees, contractors and community visitors.  We are all committed to the implementation of health and safety practices to ensure our own personal safety and the safety of our fellow employees.

Our Social Responsibility Policy describes the principles that guide our activities in the area of community relations, and the policy is framed by two detailed management plans under our permits that govern the formal aspects of relationship management: (i) The Economic and Social Effects Mitigation Plan addresses the scope of our initiatives for employment, training and contracting in the region; and (ii) the Aboriginal Consultation Plan outlines our communication plans and commitments in the area of First Nations engagement.

We are committed to maintaining environmental protection practices compliant with applicable laws and contractual obligations, and to practicing environmental stewardship which seeks to minimize the impact of our operations on the environment. In furtherance of this commitment, we have developed Environmental Management Plans to operate Brucejack in a manner in accordance with our corporate Environmental Policy and regulatory requirements. We require that all employees, contractors and suppliers comply with our corporate commitments to protect the natural environment, and to that end we provide them with the resources and training necessary to fulfill their responsibilities.

In addition, our Board has adopted a Whistle Blower Policy for individuals to report complaints and concerns regarding, among other things, violations of the Code. As well, we have a Corrupt Practices Policy, which requires that directors, officers, employees and contractors conduct business in a manner that does not contravene anti-bribery and anti-corruption laws, including the Criminal Code (Canada), Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (United States).

Our employee health and safety, environmental and sustainability activities are overseen by the Sustainability and Technical Committee of the Board.

Permitting and Environmental

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

Indebtedness

Construction Financing Package

In September 2015, we completed a $540,000,000 construction financing package comprised of a credit facility for $350,000,000 (the “Construction Credit Facility”), a $150,000,000 prepayment under a callable gold and silver stream agreement (the “Stream Agreement”) and a private placement of Common Shares for $40,000,000. As part of the construction financing package, we entered into an offtake agreement with Pretium Exploration, 089, Orion Co-Investments II (Stream) Limited (“Orion Stream”) and BTO Midas L.P. (“BTO Midas”), dated September 15, 2015 (the “Offtake Agreement”). Subsequently, BTO Midas assigned its interest in the Offtake Agreement to Triple Flag Mining Finance Bermuda Ltd., and Osisko Bermuda Limited or its affiliates assumed Orion Stream’s interest in the Offtake Agreement. On December 18, 2018, we refinanced the Construction Credit Facility by way of the Loan Facility and repurchased our obligation under the callable 8% gold and silver stream for $237 million. See “— Debt Refinancing” below.

The Offtake Agreement applies to sales from the first 7,067,000 ounces of refined gold (less any delivered ounces pursuant to the Stream Agreement). Orion Stream and BTO Midas will pay for refined gold based on a market referenced gold price in U.S. dollars per ounce during a defined pricing period before and after the date of each sale. The offtake obligation applies to 100% of refined gold produced at the Brucejack Mine. Moreover, Pretium Exploration has the option to reduce the offtake obligation by one of the following options:

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

Convertible Debenture

In February 2017, we completed an offering of $100 million aggregate principal amount Notes, which includes the exercise of the full amount of the over-allotment option of $10 million aggregate principal amount of Notes. The Notes were issued pursuant to an indenture between the Company and U.S. Bank National Association, dated as of February 14, 2017 (the “Indenture”). The Notes will mature on March 15, 2022.

Pursuant to the terms of the Notes, we are required to pay 2.25% interest per annum on the principal amount of the Notes semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2017. Interest on the Notes accrues from and including February 14, 2017 or from and including the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date, as the case may be.

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

We may not redeem the Notes before March 20, 2020, except in the event of certain changes in Canadian tax law. At any time on or after March 20, 2020, we may redeem all or part of the Notes for cash, but only if the last reported sale price of our Common Shares for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date we provide notice of redemption exceeds 130% of the conversion price in effect on each such trading day. The redemption price will equal to the sum of 100% of the principal amount of the Notes to be redeemed and accrued and unpaid interest, if any, to, but excluding, the redemption date. We may also redeem the Notes upon the occurrence of certain changes to the laws governing Canadian withholding taxes. In addition, we will be required to offer to purchase for cash all of the outstanding Notes upon a fundamental change, as further set out in the Indenture, at a purchase price in cash equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date.

Pursuant to the terms of our Credit Agreement (as defined herein), payment in full at maturity or prepayment at any time of all or any part of the principal and accrued interest owing under the Notes is subject to our pro forma compliance with financial covenants set out in the Credit Agreement. See “— Debt Refinancing” below.

The Notes are our unsecured senior subordinated obligations and are subordinated in right of payment to the prior payment in full of all of our existing and future senior indebtedness. The Notes will also be effectively subordinated to all of our existing and future secured indebtedness and all existing and future liabilities of our subsidiaries, including trade payables.

The net proceeds of the Notes offering were used for working capital during start-up of the Brucejack Mine and for general corporate purposes.

Debt Refinancing

On December 18, 2018, we refinanced our Construction Credit Facility by way of a $480 million Loan Facility with a syndicate of financial institutions, including BNS, SGAS and ING. The terms and conditions of the Loan Facility are set out in the Credit Agreement dated as of December 18, 2018 among the Company, as borrower, the lenders from time to time parties thereto, BNS, as Administrative Agent, BNS, ING and SGAS, as Joint Lead Arrangers and Joint Bookrunners, and ING and SGAS, as Co-Syndication Agents (the “Credit Agreement”). The Loan Facility was fully drawn as at December 31, 2018.

The Loan Facility is comprised of a $250 million Term Facility and a $230 million Revolving Facility. The Term Facility and the Revolving Facility are available by way of U.S. dollar LIBOR loans, with an interest rate ranging from 2.5% to 3.5% over LIBOR based on the Company’s net leverage ratio or U.S. dollar base rate loans with an interest rate ranging from 1.5% to 2.5% over the administrative agent’s base rate based on the Company’s net leverage ratio. The Revolving Facility is also available in various other forms, including Canadian prime loans, bankers’ acceptances and bankers’ acceptance equivalent loans, and letters of credit. The Revolving Facility is subject to a standby fee ranging from 0.5625% to 0.7875% based on the Company’s net leverage ratio.

The term of the Loan Facility is four years with a maturity date of December 18, 2022. The Term Facility will be repaid in equal quarterly installments of principal in the amount of $16.67 million commencing at the end of the second quarter of 2019. The Revolving Facility requires a principal repayment of $30 million on June 18, 2019, reducing the Revolving Facility to $200 million. The remaining principal of the Revolving Facility will be repaid as a bullet payment in full on the maturity date.

The Company is permitted to make prepayments on the Loan Facility at any time, on customary notice, without premium or penalty; subject to LIBOR breakage, if any, costs and customary minimums. In addition, the Credit Agreement requires mandatory prepayment of the Loan Facility or a portion thereof from certain net insurance proceeds received in the event of loss of any tangible property, assets or undertaking forming part of the Brucejack Mine property. Amounts prepaid on the Term Facility, whether in connection with voluntary or mandatory prepayments, cannot be re-borrowed and shall be applied in inverse order of maturity.

The Loan Facility includes standard and customary finance terms and conditions with respect to, among others, fees, representations, warranties, and covenants, including certain reporting requirements, which, if not met, could result in an event of default. The financial covenants under the Loan Facility include maintenance of a minimum interest coverage ratio of 4.00:1.00, a maximum leverage ratio of 3.50:1.00, and minimum tangible net worth and liquidity thresholds. In addition, at any time while the Notes remain outstanding, the Company is required to maintain (a) on or after June 30, 2021 but before September 30, 2021, minimum liquidity of $50 million, (b) on or after September 30, 2021 but before December 31, 2021, minimum liquidity of $75 million, and (c) on or after December 31, 2021, minimum liquidity of $100 million.

The Loan Facility is subject to standard and customary negative covenants, including, among others, restrictions on indebtedness, certain acquisitions, and payments such as (but not limited to) dividends, distributions or returns of capital with respect to the Common Shares, and payments on account of purchase, redemption, retirement or other acquisition of any of the Company’s securities, subject to various exemptions, including but not limited to:

i.                     Cash dividend payments, distributions or returns of capital and repurchase of Common Shares in an amount not to exceed $40 million per year, commencing in fiscal 2020 and subject to pro forma compliance with financial covenants and a leverage ratio of less than or equal to 1.5x;

ii.                  Payment in full at maturity or prepayment at any time of all or any part of the principal and accrued interest owing under the Notes, subject to pro forma compliance with financial covenants;

iii.               Certain permitted convertible indebtedness, including the Notes and other unsecured notes and debentures, the aggregate principal amount of which shall not exceed $100 million and, in the case of such other unsecured indebtedness (hereinafter, the “Permitted Unsecured Debt”), provided that the financial covenants have been complied with (on a pro forma basis), the scheduled maturity date is at least one year beyond the maturity date under the Credit Agreement and such indebtedness shall not have material terms that are materially less favorable than those under the Credit Agreement;

iv.              Certain permitted acquisitions, which are limited to, among other things, non-hostile acquisitions of 75% or more of entities operating in certain permitted jurisdictions, and a cap on the aggregate cost of non-share consideration; and

v.                 Certain permitted indebtedness, which includes capital lease obligations and indebtedness secured by purchase money liens, surety bond obligations to support environmental obligations, and a general basket.

The Company is in compliance with all financial and operating covenants under the Loan Facility as at the date of this AIF.

The Credit Agreement includes standard and customary events of default, including any abandonment, loss or termination of the Brucejack Mine or any material property or right in connection therewith or suspension of mining operations thereon or if the Company or any of the guarantors offers to prepay the Permitted Unsecured Debt.

The Loan Facility was used to refinance the Construction Credit Facility in the amount of approximately $423 million. The additional funds from the Loan Facility and cash on hand generated from operating activities were used to repurchase the Company’s obligation under its callable 8% gold and silver stream for $237 million, which was sold by the Company as part of the construction financing package, and for working capital.

Principal Markets and Distribution

The Offtake Agreement applies to the sales from the first 7,067,000 ounces of refined gold.  The purchasers under the Offtake Agreement will pay for refined gold based on a market referenced gold price in U.S. dollars per ounce during a defined pricing period before and after the date of each sale.

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

The quantity and grade of reported Inferred Mineral Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Mineral Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

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

A high voltage, 138-kV transmission line currently services Stewart, BC and has sufficient capacity to provide power to the Brucejack Project.  BC Hydro has started engineering work on a system upgrade to provide for the interconnection of the transmission line that will service the Brucejack Project with the 138-kV transmission line servicing the town of Stewart.

History and Exploration

The exploration history of the area dates back to the 1880s when placer gold was located at Sulphurets and Mitchell Creeks.  Placer mining was intermittently undertaken throughout the early 1900s and remained the main focus of prospecting until the mid-1930s.

In 1935, prospectors discovered copper-molybdenum mineralization on the Sulphurets property in the vicinity of the Main Copper zone, approximately six kilometres northwest of Brucejack Lake; however, these claims were not staked until 1960.  From 1935 to 1959, the area was relatively inactive with respect to prospecting; however, it was intermittently evaluated by a number of different parties and several small copper and gold-silver occurrences were discovered in the Sulphurets-Mitchell Creek area.  In 1960, Granduc and Alaskan prospectors staked the main claim group covering the known copper and gold-silver occurrences, which collectively became known as the Sulphurets property, starting the era of modern exploration.  Various operators explored the area, and an underground program was completed on the West Zone between 1986 and 1991 by the Newcana Joint Venture among Granduc Mines Limited, Newhawk Gold Mines Ltd. (“Newhawk”) and Lacana Mining Corporation.

In 1999, Silver Standard acquired Newhawk and with it, Newhawk’s 60% interest and control of the Brucejack Project.  In 2001, Silver Standard acquired Black Hawk Mining Inc.’s 40% direct interest in the Brucejack Project, resulting in 100% interest in the Brucejack Project.

Silver Standard began initial work on the Brucejack Project in 2009 with drilling, rock-chip and channel sampling and re-sampling of historical drill core.  The 2009 program tested five zones with 37 drillholes totalling 18,000 metres.  A total of 12 drillholes were targeted at what would become the Valley of the Kings Zone (the “Valley of the Kings”).

In 2010, Silver Standard’s drill program was designed to continue definition of the bulk tonnage mineralization as well as to determine the nature and continuity of the high grade mineralization observed at Valley of the Kings.  Approximately one third of the 2010 drilling targeted the Valley of the Kings and included gold intersections of up to 5,840 g/t gold.  The bulk tonnage drilling achieved its intended goal through the definition of more than 20 Moz at Brucejack (8 Moz in Measured and Indicated and 12.5 Moz gold in Inferred, at a 0.3 g/t AuEq cut-off; Ghaffari et al. 2011).  The relatively dense drilling from the bulk tonnage drilling program, with drill spacings of 100 metres by 100 metres to 50 metres by 50 metres, formed the basis upon which the bulk tonnage resource model was built.  Numerous high grade intersections were defined as part of this drilling, allowing for the initial delineation of high grade mineralization trends.  In 2010, Silver Standard proceeded with the sale of the Snowfield and Brucejack projects to us.

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

An underground exploration program commenced in 2012 which was designed to, amongst other things, access the Valley of the Kings deposit underground, excavate a 10,000 tonne underground bulk sample and demonstrate continuity of the high grade gold mineralization. The initial phase of the underground program involved widening a portion of the historical West Zone underground workings to five metres by five metres so that the historical West Zone portal and underground workings can be used for access to the Valley of the Kings with production sized mining equipment.  In late December 2012, the widening of the historical West Zone underground workings was completed and excavation commenced of the access ramp from the West Zone workings to the Valley of the Kings.

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

High grade gold and silver mineralization within the Valley of the Kings occurs as electrum, which is generally hosted in deformed quartz-carbonate and quartz-adularia veins and vein stockworks. While quartz veining and stockworks are common throughout the zone, the majority of gold intersections are confined to corridors within a zone 75 metres to 100 metres wide on the southern limb of the syncline. The orientation of these corridors is subparallel to the fold axis. Gold to silver ratios within the Valley of the Kings are typically 2:1 or higher.  Variations in this ratio, which could be a function of thermal gradients developed at the time of mineralization, are suggested by a visible increase in the proportion of silvery electrum (at the expense of more gold-coloured electrum) with a concomitant increase in the proportion of vein-hosted adularia towards the eastern parts of the zone. Additional precious metals-bearing minerals found in the Valley of the Kings, typically in trace quantities, include silver sulphides, acanthite, pyrargyrite and tetrahedrite, and associated with base metal-bearing sulphides include sphalerite and galena.

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

The drill collars were surveyed by McElhanney Surveying from Terrace, BC. McElhanney Surveying used a total station instrument and permanent ground control stations for reference and have completed all the surveying on the project since 2009. All underground drill collars were surveyed by Procon Mining & Tunnelling Ltd.

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

In general, the Valley of the Kings Zone and West Zone mineralization is moderately hard. The mineral samples tested responded well to the conventional combined gravity and flotation flowsheet. The gold in the mineralization was amenable to centrifugal gravity concentration. On average, 40 to 50% of the gold in the samples were recovered by the gravity concentration. The flotation tests results indicated that bulk flotation can effectively recover the gold remained in the gravity concentration tailings using potassium amyl xanthate as a collector at the natural pH. Two stages of cleaner flotation would significantly upgrade rougher flotation concentrate. The gold in the mineralization showed better metallurgical performance, compared to silver. On average, approximately 96 to 97% of the gold and 91 to 92% of the silver were recovered to the gravity concentrate and bulk flotation concentrate at the grind size of 80% passing approximately 70 to 80 µm. There was a significant variation in metallurgical performances among the samples tested. This may be a result of the nugget gold effect. The industrial runs on the 10,000-t bulk sample for the 2013 bulk sample processing program and the 1,200-t high grade Cleo mineralization conducted in 2014 showed that the gravity/flotation process flowsheet as designed for the Brucejack mineralization suited the treatment of the bulk sample. The results also showed that the gravity/flotation flowsheet adapted well for the varying mineralization and the wide range feed grades that were experienced during processing of the bulk sample.

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

Simplified Process Flowsheet

Mining Method

The underground mine design is largely unchanged from the previous feasibility study, supporting the extraction of 2,700 t/d of ore via transverse long hole open stoping (“LHOS”) and longitudinal LHOS. Paste backfill and modern trackless mobile equipment will be used. Mine access will be by a main decline from a surface portal close to the concentrator. A second decline will be dedicated to conveying crushed ore directly to the concentrator via two conveyors with a combined length of 800 m. There will be a two-year pre-production development period, with steady-state production being reached by the end of Year 2 of an 18-year LOM. The development and production sequence prioritizes high grade areas while ramping up overall mine tonnage to the steady state, averaging approximately 980,000 t/a through to Year 16.

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

Bulk Sample Test Work

In 2013, the Company excavated a bulk sample from within the Valley of the Kings to further evaluate the geological interpretation and provide a comparison with the results from the Mineral Resource estimate. The location of the proposed bulk sample was selected to be representative of the grade and character of the typical mineralization in the Valley of the Kings.

The design of the bulk sample was limited by provincial legislation to a maximum allowable bulk sample size of 10,000 t. The bulk sample was collected as a series of nominal 100-t rounds in underground development. The Company elected to process the bulk sample both through a sample tower on site and at a custom mill (Contact Mill) in Montana, U.S.A. In Snowden’s opinion, the results of assaying of the samples from the sample tower provided an unacceptable degree of variation in the results due to the coarse gold nature of the mineralization and this information was not used further.

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

However, additional test work in the estimation did display some bias caused by directional drilling in the area of the bulk sample. The underground drilling had been aligned in a north-south orientation which is consistent with the orientation of some high grade mineralization identified in the bulk sample, resulting in under sampling of this mineralization. Removal of the underground drillholes resulted in an increase in the grade of the local estimate.

While there is no bias evident between the channel samples and the drilling, the location of numerous channel samples in the centre of some of the higher-grade mineralization does result in a local overestimation around the bulk sample crosscuts. Consequently, the decision was made not to use the channel samples for the final Mineral Resource estimate.

The final metal and tonnes from the mill accounting were compared to those predicted by the November 2012 Mineral Resource estimate for each drive to assess the effectiveness of the resource modelling process. This test work has in part relied on comparisons between the test estimates and results from the bulk sample processing. However, readers of this AIF and the Brucejack Report should be warned that there is a significant difference in the sample support for the resource estimate (each block in the resource estimate represents 2,700 t whereas the bulk sample packages are around 100 t), and the grade is not homogenous throughout any block. In other words, the grade can vary from a high grade side of the block to a low-grade side of the block, whereas the block grade represents an average of the whole block. If the bulk sample happens to take a high grade part of the block, then the comparison will look like the resource estimate under-estimated the grade, and conversely if the bulk sample takes a low-grade part of the block, then the comparison will look like the resource estimate over-estimated the grade in the block. Whilst it is not entirely valid to compare the results of the bulk sample with the resource estimate (given the different sample support) locally, it does provide the best opportunity to fine-tune the estimate to some hard data. The reader should be warned that the results are only used to give some local perspective to the grade estimates.

The results indicated that the November 2012 Mineral Resource underestimated the total metal content in the bulk sample by about 10%. In more detail, the November 2012 Mineral Resource estimated high grade into lower-grade areas, and low-grade into the high grade areas, a result of extrapolating the high grade values around the high grade core. This extrapolation of high grade values was based on the nature of the mineralization and the interpreted continuity of the high grades.

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

All data was composited to the dominant sample length of 1.5 metre prior to analysis and estimation.  Statistical analysis of the gold and silver data was carried out by lithological domain (at the Valley of the Kings) and mineralized domain.  Review of the statistics indicated that the grade distributions for the mineralization within the different lithologies are very similar and as a result these were combined for analysis.  This is in agreement with field observations which indicate that the stockwork mineralization is superimposed on the stratigraphic sequence.  The summary statistics of composite samples from all domains exhibit a strong positive skewness with high coefficient of variation and some extreme grades.

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

Classification was applied based on geological confidence, data quality and grade variability.  Areas classified as Measured Resources at West Zone are within the well-informed portion where the resource is informed by 5 metre by 5 metre or 5 metre by 10 metre spaced drilling.  Measured Resources within Valley of the Kings are informed by 5 metre by 10 metre to 10 metre by 10 metre underground fan drilling and restricted to the vicinity of the underground bulk sample.

Areas classified as Indicated Resources are informed by drilling on a 20 metre by 20 metre to 20 metre by 40 metre grid within West Zone and Valley of the Kings.  In addition, some blocks at the edge of the areas with 20 metre by 20 metre to 20 metre by 40 metre drilling, were downgraded to Inferred where the high grades appear to have too much influence.  The remainder of the Mineral Resource is classified as Inferred Resources where there is some drilling information (and within around 100 metres of drilling) and the blocks occur within the mineralized interpretation.

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

				Contained(3)
	Tonnes	Gold	Silver	Gold	Silver
Category	(millions)	(g/t)	(g/t)	(Moz)	(Moz)
Measured	2.0	19.3	14.4	1.2	0.9
Indicated	13.4	17.4	14.3	7.5	6.1
M + I	15.3	17.6	14.3	8.7	7.0
Inferred(2)	5.9	25.6	20.6	4.9	3.9

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

				Contained(3)
	Tonnes	Gold	Silver	Gold	Silver
Category	(millions)	(g/t)	(g/t)	(Moz)	(Moz)
Measured	2.4	5.85	347	0.5	26.8
Indicated	2.5	5.86	190	0.5	15.1
M + I	4.9	5.85	267	0.9	41.9
Inferred(2)	4.0	6.44	82	0.8	10.6

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

The Mineral Reserves were developed from the resource model “bjbm_1313_v11_cut”, which was provided to AMC by Snowden, on behalf of the Company, in February 2014.

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

Brucejack Mineral Reserves* by Zone and by Reserve Category (June 19, 2014)

		Ore	Grade		Metal
		Tonnes	Au	Ag	Au	Ag
Zone		(Mt)	(g/t)	(g/t)	(Moz)	(Moz)
Valley of the Kings Zone	Proven	2.1	15.6	12	1.1	0.8
	Probable	11.5	15.7	10	5.8	3.9
	Total	13.6	15.7	11	6.9	4.6
West Zone	Proven	1.4	7.2	383	0.3	17.4
	Probable	1.5	6.5	181	0.3	8.6
	Total	2.9	6.9	279	0.6	26.0
Total Mine	Proven	3.5	12.2	161	1..4	18.2
	Probable	13.0	14.7	30	6.1	12.5
	Total	16.5	14.1	58	7.5	30.7

Note:            *Rounding of some figures may lead to minor discrepancies in totals.  Based on C$180/t cut-off grade, $1,100/oz gold price, $17/oz silver price, exchange rate = US$0.92:C$1.

Brucejack Mineral Reserves* by Mining Block (June 19, 2014)

	Ore		Grade		Contained Metal
	Tonnes	NSR	Au	Ag	Au	Ag
Mining Block	(Mt)	($/t)	(g/t)	(g/t)	(Moz)	(Moz)
Valley of the Kings Upper	4.3	578	16.9	12	2.3	1.6
Valley of the Kings Middle	5.7	503	14.9	10	2.7	1.9
Valley of the Kings Lower	3.7	530	15.5	9	1.8	1.1
Valley of the Kings	13.6	534	15.7	11	6.9	4.6
WZ Upper	0.6	304	4.2	407	0.1	8.0
WZ Lower	2.3	350	7.6	245	0.6	18.1
WZ	2.9	340	6.9	279	0.6	26.0
Mining Block Total	16.5	500	14.1	58	7.5	30.7

Note:                  *Rounding of some figures may lead to minor discrepancies in totals.  Based on C$180/t cut-off grade, $1,110/oz gold price, $17/oz silver price, exchange rate = US$0.92:C$1.

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

RISK FACTORS

Investing in our securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of operation, exploration and development of our mineral properties. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking information relating us, or our business, property or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. You should carefully consider the following risk factors along with other risk factors included elsewhere in this AIF, as well as those set out in our Management’s Discussion and Analysis for the years ended December 31, 2018 and 2017.

Risks Related to Our Business

We are currently subject to, and may in the future be subject to, claims and legal proceedings that could divert our resources and result in the payment of significant damages and other remedies, and could materially adversely impact our business, prospects, financial condition, financial performance and results of operations.

We are engaged as a defendant in several class action lawsuits filed by certain of our shareholders. Litigation resulting from these claims could be costly and time-consuming and could divert the attention of management and key personnel from our business operations. We cannot assure that we will succeed in defending any of these claims and that judgments will not be entered against us with respect to the litigations resulting from such claims. If we are unsuccessful in our defense of these claims or unable to settle the claims in manner satisfactory to us, we may be faced with significant monetary damages or injunctive relief against us that could have a material adverse effect on our business, prospects, financial condition, financial performance and results of operations.

As of the date hereof, we are aware of class action legal proceedings in Ontario and in New York, as more particularly described in the section entitled “Legal Proceedings and Regulatory Actions” in this AIF and in our Management’s Discussion and Analysis of our financial condition and results of operations for the years ended December 31, 2018 and 2017.

Due to the nature of our business, we may be subject to a variety of regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. It is possible that some of these matters may be resolved against us. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on our business, prospects, financial condition, financial performance and results of operations.

Our indebtedness may adversely affect our cash flow and our ability to operate our business.

We have a substantial amount of indebtedness as a result of entering into the Credit Agreement. Consequently, we are required to use a portion of our cash flow to service principal and interest on our debt. In addition, in order to fund our debt service obligations and to pay amounts due on the Notes, we will require significant amounts of cash. Our indebtedness could have adverse consequences on our business, including: limiting our ability to obtain additional financing for working capital, capital expenditures, exploration and development, debt service requirements, acquisitions and general corporate or other purposes; restricting our flexibility and discretion to operate our business; having to dedicate a portion of our cash flows from future mining operations, if any, to the payment of interest on our indebtedness and not having such cash flows available for other purposes; exposing us to increased interest expense on borrowings at variable rates; limiting our ability to adjust to changing market conditions; placing us at a competitive disadvantage compared to competitors that have less debt or greater financial resources; making us vulnerable in a downturn in general economic conditions; and preventing our ability to make expenditures that are important to our growth and strategies.

Interest rates under our Loan Facility are based on LIBOR and the administrative agents’ base rate, which fluctuate based on market conditions. As a result, increases in interest rates can have a material adverse effect on our cash flows, operations and results therefrom, and our financial condition.

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

The Offtake Agreement and Credit Agreement contain restrictive covenants that will limit our ability to operate our business.

The terms of our Offtake Agreement and Credit Agreement require us to comply with various affirmative and negative covenants and, in the case of the Credit Agreement, to meet certain financial ratios and tests. The restrictive covenants contained in the Offtake Agreement and Credit Agreement could have adverse consequences on our business, including: limiting our ability to obtain additional financing for working capital, capital expenditures, exploration and development, debt service requirements, acquisitions and general corporate or other purposes; restricting our flexibility and discretion to operate our business; limiting our ability to adjust to changing market conditions; making us vulnerable in a downturn in general economic conditions; and making us unable to make expenditures that are important to our growth and strategies. The restrictive covenants contained in the Offtake Agreement and Credit Agreement will limit our operating flexibility and could prevent us from taking advantage of business opportunities. There are no assurances that we will continue to satisfy these covenants. Our failure to comply with these covenants may result in an event of default. If such event of default is not cured or waived, we may suffer adverse effects on our business or financial condition.

We may be unable to satisfy our commitments under the Offtake Agreement and failure to do so may have a material and adverse effect on the Company.

Our ability to make deliveries under the Offtake Agreement is dependent on our ability to maintain steady-state production at the Brucejack Mine, as well as on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control.

If our cash flows and capital resources are insufficient, we could face substantial liquidity problems and could be forced to reduce or delay investment and capital expenditures, to dispose of material assets or operations, or seek additional debt or equity capital. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our delivery obligations under the Offtake Agreement. Failure to otherwise fulfill our commitments under this agreement could result in adverse impacts on our business. See “Our Business”.

If metal prices improve over time, the Offtake Agreement may reduce our ability to sell our resources later at higher market prices due to our obligations thereunder.

Actual capital costs, operating costs and expenditures, production schedules and economic returns may differ significantly from those we have anticipated.

Our expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections for the Brucejack Mine which are contained in the Brucejack Report and the 2017 Project Economics Update are based on assumed or estimated future metals prices, cut-off grades, operating costs, capital costs and expenditures and various other factors that each may prove to be inaccurate, and many of which are beyond our control. Therefore, the Brucejack Report and the 2017 Project Economics Update may prove to be unreliable if the assumptions or estimates do not reflect actual facts and events. For example, significant declines in market prices for precious metals or extended periods of inflation would have an adverse effect on the economic projections set forth in the Brucejack Report and the 2017 Project Economics Update.

Any material reductions in estimates of mineralization or increases in capital costs and expenditures, or in our ability to maintain a projected budget or renew a particular mining permit, could also have a material adverse effect on projected production schedules and economic returns, as well as on our cash flows, earnings, overall results of operations or financial condition. There is also a risk that rising costs for labour and material could have an adverse impact on forecasted construction costs and that shortages of labour and material could have a negative impact on any mine development schedule. An increase in any of these costs, or a lack of availability of commodities and goods, may have an adverse impact on our financial condition and results of operations.

We may be required to seek additional debt or equity capital in order to fund the development of the Brucejack Project and we may not be able to access capital on commercially reasonable terms or at all and, even if successful, we may not be able to raise enough capital to allow us to fully fund the capital costs required to complete construction at the Brucejack Project.

There is uncertainty relating to production and production cost estimates.

We have prepared estimates of future production and future production costs for the Brucejack Project. No assurance can be given that production and production cost estimates will be achieved. These estimates are based on, among other things: the accuracy of Mineral Reserve and Resource estimates; the accuracy of assumptions, including assumptions about ore grades and recovery grades; metallurgical characteristics; and the accuracy of estimated rates and costs of mining and processing. Failure to achieve production and production cost estimates could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

Actual production and production costs may vary from estimates for a variety of reasons, including, among other things: actual ore mined varying from estimates of grade, tonnage, dilution, metallurgical and other characteristics; short-term operating factors relating to the Mineral Reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; mine or equipment failures, risk and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; encountering unusual or unexpected geological conditions; shortages of principal supplies needed for mining operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; plant and equipment failure; restrictions or regulations imposed by government agencies or other changes in the regulatory environment; and unexpected labour shortages or strikes. In addition to adversely affecting mineral production, such occurrences could also result in damage to mineral properties or mines, interruption in production, injury or death to persons, damage to our property or property of others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing us to cease production.

Changes in the market price of gold and other metals, which in the past have fluctuated widely, may materially and adversely affect our operations, revenues and the value of our mineral properties.

Our profitability and long-term viability depend, in large part, on the market price of gold and silver. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

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

Future production, if any, from our mining properties is dependent on mineral prices that are adequate to make these properties economic. A sustained period of declining gold and other metal prices would adversely affect our operations, financial performance, financial position, results of operations and trading value of our securities.

Mineral Resource and Mineral Reserve calculations are only estimates.

Any figures presented for Mineral Resources and Reserves in this AIF or documents incorporated by reference herein, and any figures for Mineral Resources and Reserves which may be presented in the future are and will only be estimates. No assurance can be given that Mineral Reserves, Mineral Resources or other mineralization estimates will be accurate, or mineralization can be mined or processed profitably. Mineral Reserve data is not indicative of future results of operations. There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Resources and grades of mineralization. Until Mineral Reserve estimates or Mineral Resource estimates are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurances can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of our projects to development or to mine existing Mineral Reserves, we must rely upon estimated calculations as to the Mineral Reserves and Resources, and grades of mineralization on our properties. Short-term operating factors relating to the Mineral Reserves may cause our mining operation to be unprofitable in any particular accounting period.

The estimating of Mineral Reserves and Mineral Resources is a subjective process that relies on the judgment of the persons preparing the estimates and is subject to numerous uncertainties including many factors beyond our control. The process relies on the quantity and quality of available data and is based on various assumptions and judgments, knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, Mineral Resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate.

Estimated Mineral Reserves or Mineral Resources may have to be recalculated based on changes in mineral prices, further geological interpretation, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence Mineral Reserve or Resource estimates or may render our Mineral Reserves uneconomic to exploit. The extent to which Mineral Resources may ultimately be reclassified as Proven or Probable Mineral Reserves is dependent upon the demonstration of their profitable recovery. Any material changes in Mineral Resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. We cannot provide assurance that mineralization can be mined or processed profitably.

Our Mineral Resource estimates have been determined and valued based on assumed future metal prices, cut-off grades, operating costs and other assumptions that may prove to be inaccurate. Extended declines in market prices for gold and silver, increased production costs or reduced recovery rates, may render portions of our mineralization uneconomic and result in reduced reported Mineral Resources, which in turn could have a material adverse effect on our results of operations or financial condition.  We cannot provide assurance that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. In addition, if our projects produce concentrate for which there is no market, specifically, with respect to concentrate containing rhenium, this may have an impact on the economic model for the Brucejack Mine. A reduction in any resources that may be estimated by us in the future could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

There is a risk that Inferred Mineral Resources referred to in this AIF cannot be converted into Measured or Indicated Mineral Resources as there may be limited ability to assess geological continuity. In addition, there is no assurance that any Mineral Resource estimates for the Brucejack Mine will ultimately be reclassified as Proven or Probable Mineral Reserves. The failure to establish Proven and Probable Mineral Reserves could restrict our ability to successfully implement our strategies for long-term growth and may impact future cash flows, earnings, results of operation and financial condition.

Depletion of Mineral Reserves.

Given that mines have limited lives based on Proven and Probable Mineral Reserves, we must continually replace and expand our Mineral Resources and Mineral Reserves at the Brucejack Mine and discover, develop or acquire Mineral Reserves for production.

Our ability to maintain or increase our annual production of gold will depend in significant part on our ability to expand Mineral Reserves or develop or acquire new Mineral Reserves and Mineral Resources. Exploration is inherently speculative, is frequently unsuccessful and involves many risks. There is a risk that depletion of our Mineral Reserves will not be offset by discoveries, development or acquisitions. If our Mineral Reserves are not replaced either by the development of additional Mineral Reserves and/or additions to Mineral Reserves, there may be an adverse impact on our future cash flows, earnings, results of operations and financial condition, and this may be compounded by requirements to expand funds for reclamation and decommissioning.

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

Ongoing operations and future development costs are difficult to predict and may render the Brucejack Mine financially unfeasible.  The success of our mining operations is dependent on many factors including: the discovery and/or acquisition of Mineral Reserves and Mineral Resources; successful conclusions to feasibility and other mining studies; access to adequate capital for project development and to sustaining capital; design and construction of efficient mining and processing facilities within capital expenditure budgets; obtaining permits, consents and approvals necessary for the conduct of exploration and mining; compliance with the terms and conditions of all permits, consents and approvals during the course of mining activities; access to competent operational management and prudent financial administration, including the availability and reliability of appropriately qualified employees, contractors and consultants; and the ability to procure major equipment items and key consumables in a timely and cost-effective manner.

Increases in oil prices, and in turn diesel fuel prices, and the cost of equipment would add significantly to operating costs. These are all beyond our control. An inability to secure ongoing supply of such goods and services at prices assumed within the short and long term mine plans, and assumed within feasibility studies, could have a material and adverse effect on our business, the results of our costs, results of operations, financial performance and financial condition. This could render a previously profitable project unprofitable.

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

Development of our mineral properties requires the construction and operation of mines, processing plants and related infrastructure. As a result, we are and will continue to be subject to all of the risks associated with establishing new mining operations, including:

•                  the timing and cost, which can be considerable, of the construction and expansion of mining and processing facilities;

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

•                  potential opposition from non-governmental organizations, First Nations, environmental groups, local groups or other stakeholders which may delay or prevent development activities; and

•                  potential increases in construction and operating costs due to changes in the cost of labour, fuel, power, materials and supplies, and fluctuations in currency exchange rates.

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

Mining, development, expansion and exploration of our properties will require ongoing financing as a result of various factors including the potential for rising and unforeseen costs and fluctuations in metal prices. We must generate sufficient internal cash flow or be able to utilize available financing sources to finance our growth and sustaining capital requirements.  In the future, our ability to continue exploration, and development and production activities, if any, may depend on our ability to generate sufficient cash flows from our operations and/or to obtain additional external financing. Any unexpected costs, problems or delays could severely impact our ability to continue exploration and development activities, and our ability to generate sufficient cash flows and require greater reliance on alternative sources of financing.  Our access to financing is always uncertain.

The sources of external financing that we may use for these purposes include project or bank financing, or public or private offerings of equity and debt or any combination thereof. In addition, we may enter into one or more strategic alliances or joint ventures, decide to sell certain property interests, or utilize one or a combination of all of these alternatives. The financing alternative, or alternatives, we choose may not be available on acceptable terms, or at all. If additional financing is not available, we may have to postpone the further exploration or development of, or sell, one or more of our principal properties. Furthermore, even if we raise sufficient additional capital, there can be no assurance that we will achieve profitability or positive cash flow. In addition, any future equity offering will further dilute your equity interest in us and any future debt financing will require us to dedicate a portion of our cash flow to payments on indebtedness and will limit our flexibility in planning for or reacting to changes in our business.

We have a history of losses, negative operating cash flow and a significant accumulated deficit. We may incur losses and may experience negative operating cash flow in the future.

While we generated net earnings for the year ended December 31, 2018, we have incurred net losses in each fiscal year prior thereto since our inception. There can be no assurance that we will generate any revenues or achieve profitability or that the Brucejack Mine will generate earnings, operate profitably or provide a return on investment in the future. Our business strategies may not be successful, and we may not be profitable in any future period.

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

If our counterparties to the Credit Agreement or Offtake Agreement default on their contractual obligations, we may be materially and adversely affected.

If a counterparty does not meet its contractual obligations under the Credit Agreement or Offtake Agreement, or if they become insolvent, our business, operating and financial results, and financial condition may be materially adversely impacted.

Pursuant to the Offtake Agreement, we have agreed to sell “Refined Precious Metals” (as defined therein) to the purchasers under the Offtake Agreement. If such purchasers do not meet their respective obligations, or if any such purchasers become insolvent, we may incur losses for products already shipped and be forced to sell volumes of our products in the spot market or we may not have a market for our products, which could have a material adverse impact on our business, financial performance and financial condition.

General economic conditions may adversely affect our growth, profitability and ability to obtain financing.

Events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the gold mining industry, have been and continue to be impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth, profitability and ability to obtain financing. A number of issues related to economic conditions could have a material adverse effect on our business, financial condition and results of operations, specifically:

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

•                     community relations issues;

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

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, including to our employees, environmental damage, delays in mining, increased production costs, asset write downs, monetary losses and possible legal liability, and/or facility and workforce evacuation. We may not be able to obtain insurance to cover these risks at economically feasible premiums, or at all. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. We may suffer a material adverse impact on our business if we incur losses related to any significant events that are not covered by our insurance policies.

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

Most exploration projects do not result in the discovery of commercially mineable ore deposits, and no assurance can be given that any anticipated level of recovery of Mineral Reserves, if any, will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of Mineral Reserves, Mineral Resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, the metallurgy of the mineralization forming the mineral deposit, unusual or unexpected geological formations and work interruptions. If current exploration programs do not result in the discovery of commercial ore, we may need to write-off part or all of our investment in existing exploration stage properties.

Material changes in Mineral Reserves, if any, grades, stripping ratios or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to develop commercially mineable mineral rights at our existing properties or identify and acquire other commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: establish Mineral Reserves through drilling and metallurgical and other testing techniques;

determine metal content and metallurgical recovery processes to extract metal from the ore; and construct, renovate or expand mining and processing facilities.

In addition, if we discover ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that we currently hold or will successfully acquire additional commercially mineable (or viable) mineral rights.

Suitable infrastructure may not be available or damage to existing infrastructure may occur.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, exploitation or development of our projects. If adequate infrastructure is not available in a timely manner, we cannot assure you that the exploitation or development of our projects will be commenced or completed on a timely basis, or at all, or that the resulting operations will achieve the anticipated production volume, or that the construction costs and operating costs associated with the exploitation and/or development of our projects will not be higher than anticipated.  In addition, unusual weather phenomena, sabotage, government, First Nations or other interference in the maintenance or provision of such infrastructure could adversely affect our operations and profitability.  Further, there are risks associated with the construction and operation of an underground mining project relating to, among other things, supervision of the contractors, cost estimating, delivery and operation of equipment, and disposal of waste rock.

We are subject to certain transportation and refining risks that could have a negative impact on our operations.

Doré and mineral concentrates containing combinations of silver and gold are produced at the Brucejack Mine and transported to smelters. This type of process involves certain environmental and financial risks. We could be subject to potential significant increases in transportation charges and treatment and refining charges. Transportation of such doré and mineral concentrates is also subject to numerous risks including, but not limited to, delays in delivery of shipments, road blocks, criminal activities, civil unrest, weather conditions and environmental liabilities in the event of an accident or spill. We could also be subject to the risk of a potential interruption of business from a third party beyond our control, which could have a material adverse effect on our operations and revenues. We could be subject to limited smelter availability and capacity and could also face the risk of a potential interruption of business from a third party beyond our control, which in both cases could have a material adverse effect on our business, operations, financial performance and financial condition. There is no assurance that smelting, refining or transportation contracts for the Brucejack Mine’s production will be entered into and/or renewed on acceptable terms or that the counterparties to such contracts will meet their respective obligations thereunder. If we are unable to effectively process and refine our doré and mineral concentrates on acceptable terms or if the counterparties to our smelting, refining and transportation contracts fail to meet their respective obligations thereunder, our business, operations, financial performance and financial condition could be materially adversely impacted.

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

Production at our Brucejack Mine is dependent upon the efforts of our employees and our operations would be adversely affected if we fail to maintain satisfactory labour relations. Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring new miners could materially adversely affect our business. This would have a negative effect on our business and results of operations; which might result in us not meeting our business objectives.

We are subject to significant governmental regulations.

The operation of the Brucejack Mine, as well as our exploration and development activities are subject to extensive federal, provincial and local laws, regulations and policies governing various matters, including but not limited to:

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

•                     labour standards and occupational health and safety, including mine safety; and

•                     historic and cultural preservation.

The Canadian Extractive Sector Transparency Measures Act (“ESTMA”), which became effective June 1, 2015, requires public disclosure of payments to governments by mining companies engaged in the commercial development of minerals who are either publicly listed in Canada or with business or assets in Canada.  Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments, and including Aboriginal groups.  ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure improvement payments, and any other prescribed payment over C$100,000.  Failure to report, false reporting or structuring payments to avoid reporting may result in fines of up to C$250,000 (which may be concurrent).  If we find ourselves subject to an enforcement action or in violation of ESTMA, this may result in significant penalties, fines and/or sanctions imposed on us resulting in a material adverse effect on our reputation.

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

We require various permits in order to conduct current and anticipated future operations, and delays in obtaining or failure to obtain such permits, or failure to renew applicable permits or comply with the terms of any such permits that we have obtained, could adversely affect our business.

Our current and anticipated future operations, and further exploration and development on our mineral properties, require permits and other approvals from various governmental authorities. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon many variables not within our control.

We have obtained major permits that were required to complete construction and commence production at the Brucejack Mine; however, we cannot provide assurance that all rights and permits that we require for our future operations, for construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. Unexpected costs or delays with the permitting process, failure to obtain required permits or the expiry, revocation or failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our activities are subject to health, safety and environmental laws and regulations that may increase our costs and restrict our operations.

All of our exploration, development and production activities are subject to regulation by governmental agencies under various environmental and health and safety laws and regulations. These laws address, among other things, emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, reclamation of lands disturbed by mining operations and employee health and safety.

Environmental legislation is evolving, and the general trend has been towards stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in our intended activities. Future changes in these laws or regulations could have a significant adverse impact on some portion of our business, requiring us to re-evaluate those activities at that time.

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

Failure to comply with applicable environmental and health and safety laws, regulations and permitting requirements may have an adverse effect on our business, operations and results therefrom, and our financial condition, including as a result of enforcement actions thereunder, such as orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed. Such enforcement actions may include the imposition of corrective measures requiring capital expenditure, installation of new equipment or remedial action. While responsible environmental, health and safety stewardship is one of our top priorities, we cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits, or that the cost of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect our business, results of operations or financial condition.

Compliance with emerging climate change regulations could result in significant costs and the effects of climate change may present physical risks to our operations.

Governments at all levels have been moving towards enacting legislation to address climate change concerns, such as requirements to reduce emission levels and increase energy efficiency, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. Where legislation has already been enacted, such regulations may become more stringent, which may result in increased costs of compliance and/or changes in our operations. There is no assurance that compliance with such regulations will not have an adverse effect on our operations and results therefrom, and financial condition.  Furthermore, given the evolving nature of the debate related to climate change and resulting requirements, it is not possible to predict the impact on our results of operations and financial condition.

In addition, our operations could be exposed to extreme weather events, such as increased periods of snow, and increased frequency and intensity of storms. Such events or conditions could disrupt mining and transport operations, exploration and development plans, mineral processing and rehabilitation efforts, and could damage our property or equipment and increase health and safety risks on site. Such events or conditions could also have adverse effect on our workforce and surrounding communities. Our emergency plans for managing extreme weather conditions may not be sufficient and extended disruptions could have adverse effects on our results of operations and financial condition.

We may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act and other applicable regulators.

We annually document and test our internal control procedures in order to satisfy the requirements of applicable regulations, including Section 404 of the Sarbanes-Oxley Act (“SOX”) in the United States and National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) in Canada.  SOX requires an annual assessment by management of the effectiveness of our internal control over financial reporting and, for fiscal years commencing with our fiscal year ended December 31, 2012, an attestation report by our independent auditors addressing the effectiveness of internal control over financial reporting.  We may fail to maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and we may not be able to conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with applicable regulations.

Our failure to satisfy the requirements of applicable regulations, including Section 404 of SOX and NI 52-109, on an ongoing, timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price or the market value of our securities.  In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.  Future acquisitions of companies, if any, may provide us with challenges in implementing the required processes, procedures and controls in our acquired operations. No evaluation can provide complete assurance that our internal control over financial reporting will detect or uncover all failures of persons within our Company to disclose material information otherwise required to be reported.

The effectiveness of our processes, procedures and controls could also be limited by simple errors or faulty judgments.  In addition, as we continue to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that we continue to monitor our internal control over financial reporting.  Although we intend to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, we cannot be certain that we will be successful in complying with applicable regulations, including Section 404 of SOX and NI 52-109.

We are subject to various tax-related risks.

Our taxes are affected by a number of factors, some of which are outside of our control, including the application and interpretation of the relevant tax laws and treaties. If our filing position, application of tax incentives or similar tax “holidays” or benefits were to be challenged for any reason, this could have a material adverse effect on our business, results of operations and financial condition.

We are subject to routine tax audits by tax authorities. Tax audits may result in additional tax interest payments and penalties which would negatively affect our financial condition and operating results. New laws and regulations or changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on our business. There is no assurance that our current financial condition will not be materially adversely affected in the future due to such changes.

We face potential opposition from non-governmental organizations.

In recent years, communities and non-governmental organizations (“NGOs”) have become more vocal and active with respect to mining activities at or near their communities. These communities and NGOs have taken such actions as road closures, work stoppages, and law suits for damages. These actions relate not only to current activities but often in respect of decades old mining activities by prior owners of mining properties. Such actions by communities and NGOs may be disruptive to our operations and may have a material adverse effect on our results of operations or financial condition.

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

Additional uncertainty has arisen due to the recent decision of the Supreme Court of Canada in Tsilhqot’in Nation v. British Columbia (2014 SCC 44), which recognized the Tsilhqot’in Nation as holding Aboriginal Title to approximately 1,900 square kilometres of territory in the interior of British Columbia.  This decision represents the first successful claim for  aboriginal title in Canada and may lead other First Nations in British Columbia to pursue aboriginal title in their traditional land-use areas.

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

Land reclamation and mine closure requirements may be burdensome.

Land reclamation and mine closure requirements are generally imposed on mining companies in order to minimize long term effects of land disturbance. Such requirements may include requirements to treat ground and surface water to drinking water standards, control dispersion of potentially deleterious effluent and reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation and mine closure obligations imposed on us in connection with exploration, development and production activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. The actual costs of reclamation and mine closure are uncertain and planned expenditures may differ from the actual expenditures required. Therefore, the amount that we are required to spend may be materially higher than our estimates. Any additional amounts we are required to spend on reclamation and mine closure may have a material adverse effect on our financial performance, financial condition and results of operations.

We may fail to identify attractive acquisition candidates or may fail to successfully integrate acquired material properties.

Our Loan Facility imposes certain limitations on our ability to engage in acquisitions of businesses and assets, as well as the pool of acquisition candidates. Nevertheless, we may actively pursue the acquisition of exploration, development and production assets consistent with the terms of the Credit Agreement and our acquisition and growth strategy. Any acquisition that we may choose to complete may change the scale of our business and operations, and may expose us to new or greater geographic, political, operating, financial, legal and geological risks. Our success in our acquisition activities depends on our ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition and integrate the acquired operations successfully. The identification of attractive candidates and integration of acquired properties, assets or entities involve inherent risks, including but not limited to:

•                     accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

•                     ability to achieve identified and anticipated operating and financial synergies;

•                     unanticipated costs;

•                     diversion of management attention from existing business;

•                     potential disruption in ongoing business and operations or loss of our key employees or key employees of any business acquired;

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

The process of managing acquisitions may involve unforeseen difficulties and may require a disproportionate amount of management resources, which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. Any acquisitions would be accompanied by risks. There can be no assurance that we will be able to successfully manage the integration and operations of businesses or properties we acquire or that the anticipated benefits of our acquisitions will be realized.

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

Our potential profitability is exposed to the financial risk related to the fluctuation of foreign exchange rates. The minerals that could be produced from our projects are priced in United States dollars but, since our only projects are located in Canada, the majority of our estimated expenditures are in Canadian dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the United States dollar will have an effect on the potential profitability of our projects and therefore our ability to continue to finance our operations. To the extent that the actual Canadian dollar to United States dollar exchange rate is less than or more than the rate estimated in any future development plans, the profitability of our projects will be affected. Accordingly, our prospects, financial performance and forecasts may suffer due to adverse currency fluctuations.

The mining industry is very competitive.

The mining industry is very competitive in all of its phases and we compete with other exploration and producing companies, many of which are better capitalized, have greater financial resources, operational experience and technical capabilities or are further advanced in their development or are significantly larger and have access to greater mineral reserves. There is intense competition in the mining industry for the acquisition of mineral claims, leases and other mineral interests that can be developed and produced economically, the capital for the purposes of funding such properties, as well as for the recruitment and retention of qualified employees and other personnel, including technical expertise to find, develop and operate such properties and the labour to operate such properties. If we require and are unsuccessful in acquiring additional mineral properties, necessary capital or qualified personnel, we will not be able to grow at the rate we desire, or at all.

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

We may experience difficulty attracting and retaining qualified management and personnel.

We compete with other mining companies as well as other companies operating in northern British Columbia to attract and retain key personnel. We are dependent on the services of key executives and other highly skilled and experienced personnel to advance our corporate objectives as well as to identify new opportunities for growth and funding. Our current executive officers are set out under the heading “Directors and Officers” in this AIF. It will be necessary for us to recruit additional skilled and experienced management and personnel. Our inability to do so, or the loss of Mr. Quartermain or Mr. Ovsenek or any of our key executives, or our inability to attract and retain suitable replacements for such executives or the additional highly skilled employees required for our activities, would have a material adverse effect on our business, prospects, operations, and financial condition.

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

Changes in rules and regulations, including potential new accounting pronouncements, are likely to impact our future financial position or results of operations.

We are subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including but not limited to the SEC, Canadian Securities Administrators, stock exchanges and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws that have been enacted, making compliance more difficult and uncertain. Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future. Our efforts to comply with new and changing rules and regulations have resulted in, and are likely to continue to result in, increased expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, all of these uncertainties are leading generally toward increasing insurance costs, which may adversely affect our business, results of operations and our ability to purchase any such insurance, at acceptable rates or at all, in the future.

Our insurance coverage does not cover all of our potential losses, liabilities and damages related to our business and certain risks are uninsured and/or uninsurable.

Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, mechanical failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, fires, floods, hurricanes, and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to mineral properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although we maintain insurance to protect against certain risks in such amounts we consider reasonable, our insurance will not cover all of the potential risks associated with a mining company’s operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. We may suffer a material adverse effect on our business, results of operations, cash flows and financial condition as a result of losses related to any event that is not covered, or adequately covered, by our insurance policies.

Our information systems are vulnerable to an increasing threat of continually evolving cyber security risks.

Unauthorized parties may attempt to gain access to our information systems or our information through fraud or other means of deceiving our counterparties, third-party service providers or vendors. Our operations depend, in part, on how well we and our suppliers, as well as counterparties, protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increases in capital expenses.

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

If we experience a period of significant growth in the number of our personnel, this could place a strain upon our management systems and resources. Our future will depend in part on the ability of our officers and other key employees to implement and improve our financial and management controls, reporting systems and procedures on a timely basis and to expand, train and manage our employee workforce. There can be no assurance that we will be able to effectively manage such growth. Our failure to do so could have a material adverse effect upon our business, prospects, results of operations and financial condition.

Significant shareholders of the Company could influence our business operations and sales of our Common Shares by such significant shareholders could influence our Common Share price.

As at the date of this AIF, to the best of our knowledge, Black Rock Asset Management holds approximately 11.85% of our outstanding Common Shares. Van Eck Associates holds approximately 12.20% of our outstanding Common Shares.

Collectively, these shareholders hold approximately 24.05% of our Common Shares and as a result, these shareholders may have significant influence over the passage of any resolution of our shareholders and, as a result, our business operations.  Sales of substantial amounts of our securities by these significant shareholders could adversely affect the prevailing market prices for our securities.

An event of default under our outstanding Notes may significantly reduce our liquidity and adversely affect our business.

Under the Indenture, we have made various covenants to the trustees on behalf of the holders of such Notes, including to make payments of interest and principal when due and, upon undergoing a fundamental change, to offer to purchase all of the outstanding Notes, plus any accrued and unpaid interest, if any. If there is an event of default under the Notes, the principal amount of such Notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. If such an event occurs, this would place additional strain on our cash resources, which could inhibit our ability to further advance our exploration and development activities.

Damage to our reputation can adversely affect our business.

Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. We place a great emphasis on protecting our image and reputation, but do not ultimately have direct control over how it is perceived by others. The increased use of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regard to us and our activities, whether true or not. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to our overall ability to advance our projects, thereby having a material adverse impact on our business, prospects, operations and our financial condition.

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

Additional issuances of our securities may involve the issuance of a significant number of our Common Shares at prices less than the current market price for the Common Shares.  Issuance of substantial numbers of Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of the Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders.  Sales of substantial amounts of our securities by us or our existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities and dilute investors’ earnings per share. Sales of our Common Shares by shareholders might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. Exercises of presently outstanding share options or settlement of presently outstanding restricted share units or performance share units in Common Shares may also result in dilution to security holders. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

Our Common Share price has experienced volatility and may be subject to fluctuation in the future based on market conditions.

The market prices for the securities of mining companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business, certain factors such as our announcements and the public’s reaction, our operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of our resources, government regulations, changes in earnings estimates or recommendations by research analysts who track our securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel, political conditions, and the factors listed under the heading “Note Regarding Forward Looking Information and Forward-Looking Statements” can have an adverse impact on the market price of our Common Shares. In addition, securities of public companies, including our own, may be subject from time to time to manipulative trading tactics of third parties, which are beyond our control and which can have an adverse impact on the market price of our Common Shares.

Any negative change in the public’s perception of our prospects could cause the price of our securities, including the price of our Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of mining companies in general could depress the price of our securities, including the price of our Common Shares, regardless of our results.

Following declines in the market price of a company’s securities, securities class-action litigation is often instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of our management’s attention and resources. See “Legal Proceedings and Regulatory Actions”.

We are limited in our ability to, and may not, pay dividends in the foreseeable future.

We have never declared nor paid any dividends on our Common Shares. Under our Loan Facility, we are prohibited from declaring and paying, in cash, any dividend, distribution or return of capital with respect to, or repurchasing for cash consideration, our Common Shares until 2020. Thereafter, we may declare and pay cash dividends, distributions and returns of capital, and may repurchase our Common Shares in limited circumstances and provided such payments do not exceed $40 million per year.

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

Under our Loan Facility, we are prohibited from declaring and paying, in cash, any dividend, distribution or return of capital with respect to, or repurchasing for cash consideration, our Common Shares until 2020. Thereafter, we may declare and pay cash dividends, distributions and returns of capital, and may repurchase our Common Shares, provided such payments do not exceed $40 million per year, and subject to our pro forma compliance with financial covenants set out in the Credit Agreement and a leverage ratio of less than or equal to 1.5x. See “Our Business — Indebtedness — Debt Refinancing” in this AIF.

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

Common Shares and Preferred Shares

Our authorized share capital consists of an unlimited number of Common Shares, without par value, and an unlimited number of Preferred Shares, without par value, issuable in series.

As at the date of this AIF, there were 184,208,091 Common Shares and no Preferred Shares issued and outstanding.

All Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of the Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote.

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

Shareholder Rights Plan

We implemented and received shareholder approval for a Shareholder Rights Plan Agreement between us and Computershare Trust Company, as rights agent, dated April 12, 2016 (the “Shareholder Rights Plan”). Pursuant to its terms, the Shareholder Rights Plan shall expire at the end of our annual meeting of shareholders to be held on May 2, 2019. We intend to allow the Shareholder Rights Plan to expire in accordance with its terms, without renewal or implementing a like plan.

MARKET FOR SECURITIES

Trading Price and Volume

Our Common Shares trade on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol “PVG”.  Our Common Shares commenced trading on the TSX on December 21, 2010 and on the NYSE on January 12, 2012.

The following table sets out the price ranges (high and low) and trading volume of our Common Shares as quoted on the TSX for each month of our most recently completed financial year:

Month	High (C$)	Low (C$)	Volume
January	$14.94	$8.335	22,328,790
February	$9.10	$7.93	11,726,876
March	$9.43	$7.94	9,986,537
April	$10.55	$8.33	10,245,366
May	$9.50	$8.58	8,610,897
June	$10.26	$9.09	7,097,979
July	$12.87	$9.62	10,360,645
August	$12.36	$9.93	13,501,989
September	$10.89	$8.59	16,926,825
October	$11.22	$9.39	13,491,648
November	$10.95	$9.01	11,697,610
December	$11.70	$9.19	12,583,927

The closing price of our Common Shares on the TSX and the NYSE on March 27, 2019, the last trading day before the date hereof, was C$11.66 and $8.70 per Common Share, respectively.

Prior Sales

Except as disclosed below, we did not issue any securities in our most recent financial year that are of a class that is not listed or quoted for trading on a marketplace.

Equity Compensation Arrangements:

During 2018, we issued the following under our equity compensation arrangements:

Type of Security	Number of Securities	Date Issued	Issue price/ Exercise Price
Stock options	215,000	08/13/18	C$12.13
	400,592	12/11/18	C$9.78
Restricted Share Units (“RSUs”)	478,166	12/11/18	n/a
Performance Share Units (“PSUs”)	91,945	12/11/18	n/a

For detailed information about our equity compensation arrangements, specifically, our Incentive Stock Option Plan and our Restricted Share Unit Plan, including the compensation principles that govern the grants made, please refer to our management information circular dated April 6, 2018, available under our profile on SEDAR at www.sedar.com.

In 2018, we implemented a Deferred Share Unit Plan (the “DSU Plan”) as a component of our compensation for non-employee directors. Pursuant to the DSU Plan, deferred share units (“DSUs”) may only be settled by way of cash payment. The settlement amount of each DSU is based on the closing price of our Common Shares on the last trading day immediately preceding the DSU redemption date multiplied by the number of DSUs being redeemed. We issued an aggregate of 117,587 DSUs to our non-employee directors on December 11, 2018.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets forth the name of each of our directors and executive officers, their province or state and country of residence, their position(s) with the Company, their principal occupation during the preceding five years and the date they first became a director of the Company (if applicable) and the number of Common Shares held or controlled, directly or indirectly by such officer or director as of the date of this AIF.

Each director’s term will expire immediately prior to the next annual meeting of shareholders.

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since	Number of Common Shares
Robert A. Quartermain(4) British Columbia, Canada	Executive Chairman and Director

Executive Chairman of the Company from January 2017 to present.

Chairman and Chief Executive Officer of the Company from October 2010 to December 2016.

President of the Company from October 2010 to May 2015.

			October 22, 2010	2,638,153 Common Shares
Joseph J. Ovsenek British Columbia, Canada	Chief Executive Officer, President and Director

Chief Executive Officer of the Company from January 2017 to present.

President of the Company from May 2015 to present.

Executive Vice President and Chief Development Officer of the Company from March 2014 to May 2015.

Vice President, Chief Development Officer of the Company from January 2011 to March 2014.

			December 21, 2010	130,575 Common Shares
George N. Paspalas(3) (4) British Columbia, Canada	Lead Director	President and Chief Executive Officer of MAG Silver Corp.(5) from October 2013 to present. President and Chief Executive Officer of Aurizon Mines Ltd. from August 2011 to June 2013.	May 10, 2013	37,646 Common Shares
Peter M. Birkey(1) (2) Minnesota, USA	Director	Consultant since October 2013. Executive Vice President at Liberty Mutual Asset Management from June 2004 to October 2013.	May 14, 2014	94,978 Common Shares
David Smith(1) (3) British Columbia, Canada	Director	Corporate Director. Executive Vice President and Chief Financial Officer of Finning International Inc. from 2009 to 2014.	May 12, 2017	28,547 Common Shares

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since	Number of Common Shares
Faheem Tejani(1) (2) (4) Ontario, Canada	Director	President of the Mortgage Company of Canada(6) from March 2018 until present. Managing Director, Equity Capital Markets of BMO Capital Markets from August 2009 to February 2018.	May 10, 2018	Nil Common Shares
Robin A. Bienenstock(2) (3) Ontario, Canada	Director

Founder and Investment Partner of RBMP Capital LLP from 2017 until present.

Partner at Marlin Sams Fund LP from 2014 to 2016.

Senior Research Analyst at Sanford C. Bernstein & Co., LLC, Research Division from 2007 until 2014.

			November 8, 2018	165,988(7) Common Shares
Tom S.Q. Yip British Columbia, Canada	Executive Vice President and Chief Financial Officer

Chief Financial Officer of the Company from January 2015 to present.

Executive Vice President of the Company from January 2018 to present.

Chief Financial Officer of International Tower Hill Mines Ltd. from September 2011 to December 2014.

			N/A	55,000 Common Shares
Michelle A. Romero British Columbia, Canada	Executive Vice President, Corporate Affairs and Sustainability

Executive Vice President, Corporate and Sustainability of the Company from January 2018 to present.

Vice President, Corporate of the Company from May 2015 to December 2017.

Vice President, Corporate Relations of the Company from August 2013 to May 2015.

Director, Corporate Relations of the Company from February 2011 to August 2013.

			N/A	50,000 Common Shares

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since	Number of Common Shares
Kenneth C. McNaughton British Columbia, Canada	Vice President, Chief Exploration Officer	Vice President, Chief Exploration Officer of the Company from January 2011 to present. President and Chief Executive Officer of Camino Minerals Corp. from January 2015 to August 2018.	N/A	300,500 Common Shares
Warwick Board British Columbia, Canada	Vice President, Geology and Chief Geologist	Vice President, Geology of the Company from January 2018 to present. Chief Geologist of the Company from July 2012 to present.	N/A	59 Common Shares
David W. Prins Santiago, Chile	Vice President, Operations

Vice President, Operations of the Company from May 2018 until present.

Consultant for the Company in Project Director role from May 2016 to May 2018.

Professional Consultant from July 2015 until April 2016.

Chief Operating Officer of Seafield Resources Ltd. from September 2012 to March 2014 and President and Chief Executive Officer from March  to December 2014.

			N/A	42,194 Common Shares
Vladimir Cvijetinovic British Columbia, Canada	Vice President, Legal and Corporate Secretary

Vice President, Legal and Corporate Secretary of the Company from July 2018 until present.

Associate, Dumoulin Black LLP from April 2018 until June 2018.

Associate, Blake, Cassels & Graydon LLP from June 2012 until March 2018.

			N/A	Nil Common Shares

Notes:

(1) Member of the Audit Committee.

(2) Member of the Corporate Governance and Nominating Committee.

(3) Member of the Compensation Committee.

(4) Member of the Sustainability and Technical Committee.

(5) MAG Silver Corp. is a silver-mining exploration and development company with principal properties in Mexico.

(6) Mortgage Company of Canada is a private company operating as a mortgage lender.

(7) Ms. Bienenstock exercises control and direction over 161,700 Common Shares, which are owned by RBMP Master Fund Limited.

Shareholdings of Directors and Senior Officers

As at the date of this AIF, our directors and executive officers, as a group, beneficially own, control or direct, directly or indirectly, 3,543,640 Common Shares representing approximately 1.92% of the issued and outstanding Common Shares and hold options, RSUs and PSUs, as applicable to acquire an additional 3,759,292 Common Shares, representing an aggregate of approximately 3.73% of the Common Shares on a fully-diluted basis.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of our directors or executive officers is, as at the date hereof, or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period or more than 30 consecutive days (a “Cease Trade Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such company, or (b) was subject to a Cease Trade Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed herein, none of our directors or executive officers, nor, to our knowledge, any shareholder holding a sufficient number of our securities to affect materially the control of the Company (a) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including ours) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or shareholder.

David Prins was the President and Chief Executive Officer and a director of Seafield Resources Ltd., a TSX Venture Exchange-listed company, from March to December of 2014. On September 9, 2014, a receiver of the company was appointed pursuant to an order of the Ontario Superior Court of Justice.

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

AUDIT COMMITTEE INFORMATION

Under National Instrument 52-110 — Audit Committees (“NI 52-110”) companies are required to provide disclosure with respect to their Audit Committee including the text of the Audit Committee’s Charter, the composition of the Audit Committee and the fees paid to the external auditor.  The text of our Audit Committee’s Charter is attached as Appendix 1 to this AIF.

Our current Audit Committee is comprised of David Smith (Chair), Peter Birkey and Faheem Tejani. All committee members are independent and financially literate as such terms are defined in NI 52-110.

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

David Smith has over 30 years of financial and executive leadership experience.  Mr. Smith spent 16 years with Placer Dome in various senior positions and four years with PricewaterhouseCoopers before joining Ballard Power Systems Inc. in 2002.  Mr. Smith was the Chief Financial Officer and a Vice President at Ballard Power Systems until 2009.  In 2009, Mr. Smith joined Finning International Inc. and was their Executive Vice President and Chief Financial Officer until 2014.  Mr. Smith holds a Bachelor’s degree in Business Administration from California State University, Sacramento, is a Certified Public Accountant (California) and has completed the Institute of Corporate Directors, Directors Education Program (ICD.D).

Peter Birkey is an Investment Executive who has over 20 years of experience investing in the financial markets and advising both public and private companies. Mr. Birkey was an Executive Vice President for Liberty Mutual Asset Management responsible for all Strategy, Public Markets, Risk Management, Real Estate and Special Situations until October 2013.  Prior to this, he was a Senior Vice President for AmerUs Capital Management (now Aviva USA) and a Portfolio Manager for AEGON USA. Mr. Birkey earned an MBA in Finance and Marketing with the highest honors from the University of Chicago. He is also a Charted Financial Analyst and holds a Bachelor’s degree in Economics and Business Administration from Coe College.

Faheem Tejani has over 20 years of capital markets and financial industry experience. Mr. Tejani is currently the President of Mortgage Company of Canada, a Toronto, Ontario-based Mortgage Investment Corporation since March 2018. Prior to this, Mr. Tejani was associated with BMO Capital Markets since 2000, filling increasingly senior positions within the organization. From 2009 until 2018, he has served in BMO’s Equity Capital Markets Group, most recently as Managing Director. During the course of his career at BMO Capital Markets, Mr. Tejani has provided growth and financing strategies to corporations globally and has raised over $15 billion, including for companies within the mining industry in Canada. Before joining BMO Capital Markets, Mr. Tejani worked for one of the largest global accounting firms. Mr. Tejani is a Chartered Professional Accountant and holds a Bachelor of Arts degree from the University of Western Ontario.

Pre-approval Policy

The Audit Committee meets with our Chief Executive Officer and Chief Financial Officer as well as our independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans.

The Audit Committee reviews and recommends to the Board for approval our interim and annual financial statements and certain other documents required by regulatory authorities. The Audit Committee also recommends to the Board the auditors to be appointed, subject to shareholder approval. In addition, the Audit Committee is responsible for, among other things, the pre-approval of any non-audit services to be provided to the Company or its subsidiary entities by the independent auditors and the fees for those services.

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

External Auditor Service Fees

The aggregate fees billed by our external auditors in respect of the last two financial years are as follows:

	2018	2017
Audit Fees(1)	C$350,000	C$305,875
Audit-Related Fees(2)	C$67,000	C$110,000
Tax Fees(3)	—	—
All Other Fees	—	—

(1)         Audits of the Company’s consolidated financial statements, consulting and accounting standards and transactions, issuance of consent in connection with Canadian and United States securities filings.

(2)         Audit-related fees were paid for assurance and related services by the auditors that were reasonably related to the performance of the audit or review of the Company’s quarterly financial statements that are not included in Audit Fees.

(3)         Tax compliance, taxation advice and tax planning.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

During the last financial year, we were not subject to any penalties or sanctions imposed by a court or a regulatory body in respect of securities legislation or regulatory requirements or any penalty or sanction that would likely to be considered important to a reasonable investor in making an investment decision. We have not entered into any settlement agreement in respect of securities legislation or regulatory requirements.

Class Action Lawsuits

Canadian Class Actions

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action (the “Wong Action”) against the Company, Robert Quartermain (a director, President and the Chief Executive Officer of the Company at that time) and Snowden. The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action alleges that the price of the Company’s Common Shares on the TSX and NYSE suffered a significant drop in value following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013.

The Wong Action claims C$60,000,000 in general damages on behalf of a class of persons who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Securities Act (Ontario). The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision. The Company and Robert Quartermain consented to, and on January 23, 2019 the Court granted, an order certifying the Wong Action as a class proceeding pursuant to the Class Proceedings Act (Ontario).

The Company believes that the allegations made against it and Robert Quartermain in the Wong Action are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for the Wong Action.

United States of America Class Actions (2013)

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against the Company and certain of its officers and directors, alleging that such parties violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Mine. All five actions were filed in the United States District Court for the Southern District of New York (the “U.S. Court”).

In January 2014, the U.S. Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552. The U.S. Court appointed as lead plaintiffs in the consolidated action three individuals who sued on behalf of a putative class of shareholders who purchased the Company’s Common Shares between June 11, 2013 and October 22, 2013.

In March 2014, the plaintiffs filed a consolidated amended class action complaint, which the Company moved to dismiss in May 2014. In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”). The Company moved to dismiss the Second Amended Complaint on September 5, 2014. The plaintiffs filed their Opposition to the Company’s Motion to Dismiss on October 20, 2014 and the Company filed its reply brief on November 19, 2014.

In June 2017, the U.S. Court granted the Company’s Motion to Dismiss the Second Amended Complaint. The U.S. Court ruled in favour of the Company and the officers and directors named as defendants on all claims and ordered the case closed. The plaintiffs filed their Notice of Appeal from the decision, to the United States Court of Appeals for the Second Circuit (the “Second Circuit”), on July 10, 2017. The plaintiff’s opening brief on appeal was filed on October 2, 2017.  The Company filed its response brief on December 8, 2017 and the plaintiffs filed their reply brief on December 22, 2017. Oral argument on the plaintiff’s appeal was heard by the Second Circuit on March 16, 2018.

On May 1, 2018, the Second Circuit affirmed the U.S. Court’s order dismissing the plaintiffs’ Second Amended Complaint in its entirety for failure to state a claim under the United States securities laws. The deadline for the plaintiffs to file a petition for certiorari to the United States Supreme Court passed on July 30, 2018, without the plaintiffs seeking leave to appeal. As a result, the Second Circuit’s decision affirming the U.S. Court’s order dismissing the plaintiffs’ Second Amended Complaint is final for all purposes.

United States of America Class Actions (2018)

Two putative class action complaints were filed against the Company and certain of its officers in the U.S. Court, one on September 7, 2018 and the other on October 19, 2018. The complaints have been filed on behalf of an alleged class of all persons and entities who purchased or acquired shares of the Company between July 21, 2016 and September 6, 2018, and relate to public disclosures of the Company made between such period regarding the Brucejack Mine. The Company has been served with one of the two complaints. Aurico Gold Fund LP has filed a motion to consolidate the two cases, appoint itself as lead plaintiff, and approve lead plaintiff’s selection of counsel. The Company has retained legal counsel in connection with these matters.

The Company believes that the allegations made against it and its officers in the aforementioned complaints are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for these complaints.

Construction Claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563,000 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia. The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017) and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. It is expected that the four actions will be joined.

The Company believes that the allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than disclosed elsewhere in this AIF, no director, executive officer or shareholder that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued Common Shares, or any of their respective associates or affiliates, has any material interest, direct or indirect, in any transaction within the three most recent financial years preceding the date of this AIF or during the current financial year, which has materially affected or is reasonably expected to materially affect the Company.

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

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, as of date of this AIF, the only material contracts which we have entered into are:

1.                                      Offtake Agreement; and

2.                                      Credit Agreement.

Copies of such agreements are available under our profile on SEDAR at www.sedar.com and their particulars are described in this AIF.

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

The “Our Business” section of this AIF has been reviewed, approved and verified by Mr. Kenneth C. McNaughton, M.A.Sc., P.Eng., our Vice President and Chief Exploration Officer, Lyle Morgenthaler, B.A.Sc., P.Eng., our Chief Mine Engineer, Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Vice President, Geology and Chief Geologist, Russell Pennell, B.A.Sc., P.Eng., former Senior Mine Planning Engineer of the Company, and Ivor W.O. Jones, M.Sc., P.Geo.,

FAusIMM CP(geo) who is independent of the Company, each of whom is a “qualified person” as defined in NI 43-101.

None of the aforementioned companies, partnerships or persons, each of whom are named in this AIF as having prepared or certified reports, valuations, statements or opinions or having been responsible for reporting exploration results relating to our mineral properties and whose profession or business gives authority to such reports, valuations, statements or opinions or any director, officer, partner, consultant or employee thereof, as applicable, received or will receive a direct or indirect interest in any securities or other property of ours or of any of our associates or affiliates or is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any of our associates or affiliates, other than:

•                  Kenneth C. McNaughton, M.A.Sc., P.Eng., who is our Vice President and Chief Exploration Officer, holds 300,500 Common Shares, 257,060 options to purchase Common Shares, 19,134 of our RSUs and 15,006 of our PSUs;

•                  Lyle Morgenthaler, P.Eng., B.A.Sc., P.Eng., our Chief Mine Engineer, holds nil Common Shares, 37,500 options to purchase Common Shares and 5,021 of our RSUs; and

•                  Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Vice President, Geology and Chief Geologist, holds 59 Common Shares, 107,720 options to purchase Common Shares, 13,258 of our RSUs and 5,624 of our PSUs.

Russell Pennell, B.A.Sc., P.Eng., is a former Senior Mine Planning Engineer of the Company, and does not hold any Common Shares, options to purchase our Common Shares, RSUs or PSUs.

Ivor W.O. Jones, M.Sc., P.Geo., FAusIMM CP(geo), who is independent of the Company does not hold any Common Shares, options to purchase our Common Shares, RSUs or PSUs.

Our independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued an independent auditor’s report dated February 14, 2019 in respect of our consolidated financial statements as at December 31, 2018 and December 31, 2017 and for each of the years ended December 31, 2018 and December 31, 2017 and our internal control over financial reporting as at December 31, 2018.  PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of the Public Company Accounting Oversight Board.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on SEDAR at www.sedar.com.

Additional information with respect to directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans is contained in the management information circular for our most recent meeting of shareholders.  Additional financial information is provided in our audited consolidated financial statements and management’s discussion and analysis for the years ended December 31, 2018 and 2017, also filed on SEDAR.

Copies of these documents may be obtained by contacting us at Suite 2300, 1055 Dunsmuir Street, PO Box 49334, Vancouver, British Columbia V7X 1L4, telephone: (604) 558-1784, fax: (604) 558-4784.

APPENDIX 1

PRETIUM RESOURCES INC.

AUDIT COMMITTEE CHARTER

As adopted by the Board of Directors on February 14, 2019

I.                                        Purpose of Audit Committee of Pretium Resources Inc. (the “Company”)

The purpose of the Audit Committee (the “Committee”) is to:

1.                                      Assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities relating to:

a.              the quality and integrity of the Company’s financial statements, financial reporting process and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

b.              the independence and qualifications of the Company’s independent accountants and review of the audit efforts of the Company’s independent accountants; and

c.               the development and implementation of policies and processes regarding corporate governance matters.

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

VII.                          Specific Duties

In meeting its responsibilities, the Committee is expected to:

1.                                      Select and recommend to the Board the independent accountants for the Company, considering independence and effectiveness, approve all audit services in advance of the provision of such services and the fees and other compensation to be paid to the independent accountants, and oversee the services rendered by the independent accountants (including the resolution of disagreements between management and the independent accountants regarding financial reporting) for the purpose of preparing or issuing an audit report or preforming other audit, review and attest services for the Company or related work, and the independent accountants shall report directly to the Committee;

2.                                      To pre-approve any non-audit services to be provided to the Company or its subsidiary entities by the independent accountants and the fees for those services;

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

5.                                      Review and approve the Company’s hiring policies from time to time regarding partners, employees and former partners and employees of the present and former independent accountants of the Company;

6.                                      Inquire of management and the independent accountants and evaluate the effectiveness of the Company’s process for assessing significant risks or exposures over financial reporting and disclosure and the steps management has taken to monitor, control and minimize such risks to the Company. Obtain annually, in writing, the letters of the independent accountants as to the adequacy of such controls, any significant findings and management’s response thereto;

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

14.                               Review, prior to publication, all filings with regulatory authorities and any other publicly disclosed information containing, extracted or derived from, the Company’s financial statements, including Management’s Discussion & Analysis, any certification, report, opinion or review rendered by the independent accountants, any press releases announcing earnings (especially the use of “pro forma” or “adjusted” information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance (including any forecast of all-in sustaining or other costs, but excluding any forward looking metal(s) production guidance) intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements, and otherwise satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures;

15.                               Facilitate the preparation and inclusion of any report from the Committee or other disclosures as required by applicable laws and regulations in the Company’s annual proxy statement or other filings of all regulatory authorities having jurisdiction;

16.                               Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management’s assessment of contingency planning;

17.                               Review management’s plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management’s judgment that have a significant effect upon the financial statements of the Company, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Company;

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

APPENDIX B

FINANCIAL STATEMENTS OF PRETIUM RESOURCES INC., INCLUDING MANAGEMENT’S REPORT TO SHAREHOLDERS AND THE AUDITORS’ REPORTS

PRETIUM RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(Expressed in thousands of United States Dollars)

Suite 2300, Four Bentall Centre

1055 Dunsmuir Street, PO Box 49334
Vancouver, BC V7X 1L4

Phone: 604-558-1784
Email: invest@pretivm.com

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and within the framework of the summary of significant accounting policies in these consolidated financial statements.

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

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

“Joseph J. Ovsenek”	“Tom S. Q. Yip”
Joseph J. Ovsenek	Tom S. Q. Yip
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 14, 2019

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013).

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018.

PricewaterhouseCoopers LLP, our independent auditors, has issued an audit report on internal control over financial reporting for the Company as of December 31, 2018, which is included herein.

“Joseph J. Ovsenek”	“Tom S. Q. Yip”
Joseph J. Ovsenek	Tom S. Q. Yip
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 14, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Pretium Resources Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated statements of financial position of Pretium Resources Inc. and its subsidiaries, (together, the Company) as of December 31, 2018 and 2017, and the related consolidated statements of earnings (loss) and comprehensive earnings (loss), cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for financial instruments in 2018.

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

Chartered Professional Accountants

Vancouver, Canada

February 14, 2019

PRETIUM RESOURCES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of United States dollars)

		December 31,	December 31,
	Note	2018	2017

ASSETS

Current assets
Cash and cash equivalents		$45,407	$56,285
Receivables and other	6	18,312	19,551
Inventories	7	24,751	25,673
		88,470	101,509
Non-current assets
Mineral properties, plant and equipment	8	1,522,919	1,564,860
Other assets	10	—	132
Restricted cash	12	2,029	5,036
Total assets		$1,613,418	$1,671,537

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	9	$50,672	$60,438
Current portion of long-term debt	10	85,961	374,966
Income taxes payable	21	—	379
Flow-through share premium		—	135
		136,633	435,918
Non-current liabilities
Other liabilities	9	1,072	511
Long-term debt	10	456,254	293,029
Convertible notes	11	82,150	76,582
Decommissioning and restoration provision	12	18,947	18,436
Deferred income tax liability	21	15,236	—
		710,292	824,476

EQUITY

Share capital	17	1,140,890	1,125,932
Contributed surplus	17	48,886	49,942
Equity component of convertible notes	11	17,603	17,603
Accumulated other comprehensive loss		(193,997)	(193,772)
Deficit		(110,256)	(152,644)
		903,126	847,061
Total liabilities and equity		$1,613,418	$1,671,537

Commitments	22
Contingencies	23

On behalf of the Board of Directors:

“David S. Smith”	“George N. Paspalas”
David S. Smith	George N. Paspalas
(Chair of the Audit Committee)	(Director)

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND COMPREHENSIVE EARNINGS (LOSS)

(Expressed in thousands of United States dollars, except for share data)

		For the year ended
		December 31,	December 31,
	Note	2018	2017

Revenue	13	$454,556	$177,933

Cost of sales	14	303,927	125,080

Earnings from mine operations		150,629	52,853

Corporate administrative costs	15	15,788	18,816

Operating earnings		134,841	34,037

Interest and finance expense	16	(66,926)	(30,655)
Interest and finance income		2,728	527
Foreign exchange gain (loss)		(46)	667
Loss on financial instruments at fair value	10	(17,113)	(26,430)

Earnings (loss) before taxes		53,484	(21,854)

Current income tax expense	21	(4,196)	(1,621)
Deferred income tax (expense) recovery	21	(12,668)	7,022

Net earnings (loss) for the year		$36,620	$(16,453)

Other comprehensive earnings (loss), net of tax
Items that will not be reclassified to earnings or loss:
Change in fair value attributable to change in credit risk of financial instruments designated at fair value through profit or loss	10	5,543	—

Comprehensive earnings (loss) for the year		$42,163	$(16,453)

Earnings (loss) per common share
Basic		$0.20	$(0.09)
Diluted	17f	$0.20	$(0.09)

Weighted average number of common shares outstanding
Basic		182,905,004	181,208,295
Diluted	17f	183,881,917	181,208,295

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States dollars)

		For the year ended
		December 31,	December 31,
	Note	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss) for the year		$36,620	$(16,453)
Items not affecting cash:
Current income tax expense	21	4,196	1,621
Deferred income tax expense (recovery)	21	12,668	(7,022)
Depreciation and depletion		67,466	25,518
Interest and finance expense, net		63,686	29,970
Loss on financial instruments at fair value	10	17,113	26,430
Settlement of offtake obligation	10	(4,423)	(1,543)
Share-based compensation	17	6,472	5,673
Unrealized foreign exchange loss (gain)		457	(2,823)
Changes in non-cash working capital items:
Receivables and other		1,389	(8,815)
Inventories		1,047	(12,573)
Accounts payable and accrued liabilities		(4,872)	34,580
Income taxes paid		(4,575)	(1,242)
Net cash generated by operating activities		197,244	73,321

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued	17	2,304	3,891
Finance lease payments		(402)	—
Proceeds from convertible notes, net	11	—	95,795
Proceeds from credit facility, net	10	—	97,000
Proceeds from exercise of stock options		8,353	13,894
Proceeds from loan facility	10	480,000	—
Repayment of credit facility	10	(350,000)	—
Repurchase of stream obligation	10	(237,000)	—
Share issue costs		(31)	(225)
Transaction costs associated with loan facility	10	(7,616)	—
Interest paid		(75,006)	(1,319)
Net cash generated by (used in) financing activities		(179,398)	209,036

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment	8	(32,892)	(375,408)
Restricted cash		2,830	4,380
Interest received		2,728	527
Net cash used in investing activities		(27,334)	(370,501)

Decrease in cash and cash equivalents for the year		(9,488)	(88,144)

Cash and cash equivalents, beginning of the year		56,285	141,791
Effect of foreign exchange rate changes on cash and cash equivalents		(1,390)	2,638
Cash and cash equivalents, end of the year		$45,407	$56,285

Supplemental cash flow information	19

The accompanying notes are an integral part of these consolidated financial statements

PRETIUM RESOURCES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of United States dollars, except for share data)

	Note	Number of common shares	Share capital	Contributed surplus	Equity component of convertible notes	Accumulated other comprehensive loss	Deficit	Total
Balance - December 31, 2016		180,113,252	$1,101,428	$53,072	$—	$(193,772)	$(136,191)	$824,537

Shares issued upon exercise of options	17	1,822,025	20,757	(6,863)	—	—	—	13,894
Shares issued under flow- through agreement	17	329,000	3,182	—	—	—	—	3,182
Share issue costs, net of taxes	17	—	(167)	—	—	—	—	(167)
Value assigned to options vested	17	—	—	3,733	—	—	—	3,733
Shares issued upon settlement of restricted share units	17	73,597	731	—	—	—	—	731
Equity component of convertible notes, net of taxes	11	—	—	—	17,603	—	—	17,603
Loss for the year		—	—	—	—	—	(16,453)	(16,453)
Balance - December 31, 2017		182,337,874	$1,125,932	$49,942	$17,603	$(193,772)	$(152,644)	$847,061

Adjustment on adoption of IFRS 9, net of tax	2	—	—	—	—	(5,768)	5,768	—
Adjusted balance - January 1, 2018		182,337,874	$1,125,932	$49,942	$17,603	$(199,540)	$(146,876)	$847,061

Shares issued upon exercise of options	17	1,576,500	12,911	(4,558)	—	—	—	8,353
Shares issued under flow- through agreement	17	227,273	1,913	—	—	—	—	1,913
Share issue costs, net of taxes	17	—	(23)	—	—	—	—	(23)
Value assigned to options vested	17	—	—	3,502	—	—	—	3,502
Shares issued upon settlement of restricted share units	17	21,444	157	—	—	—	—	157
Other comprehensive earnings for the year		—	—	—	—	5,543	—	5,543
Earnings for the year		—	—	—	—	—	36,620	36,620
Balance - December 31, 2018		184,163,091	$1,140,890	$48,886	$17,603	$(193,997)	$(110,256)	$903,126

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

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

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss (“FVTPL”), which are stated at their fair value.

These consolidated financial statements were authorized for issue by the Board of Directors on February 14, 2019.

Change in accounting policies — IFRS 9, Financial Instruments

The Company has adopted IFRS 9 effective January 1, 2018. IFRS 9 replaces the provisions of IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the recognition, classification and measurement of financial assets and financial liabilities, de-recognition of financial instruments, impairment of financial assets and hedge accounting.

Classification of financial assets and financial liabilities

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or FVTPL. The classification of financial assets under IFRS 9 is generally based on the business model in which the financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39 categories of held to maturity, loans and receivables and available for sale. The Company did not have any items classified as held to maturity or available for sale. Items classified as loans and receivables were recorded under IFRS 9 at amortized cost. Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the financial instrument as a whole is assessed for classification.

IFRS 9 retains the existing requirements in IAS 39 for the classification of financial liabilities. Under IAS 39, all fair value changes on liabilities designated under the fair value option were recognized in earnings (loss). Under IFRS 9, those fair value changes are generally presented as follows: (i) the amount that is attributable to changes in the credit risk of the liabilities is presented in other comprehensive income (loss) (“OCI”) and (ii) the remaining amount of change in the fair value is presented in earnings (loss).

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

2.                                      BASIS OF PREPARATION (Cont’d)

Impairment of financial assets

IFRS 9 replaces the incurred loss model in IAS 39 with an expected credit loss (“ECL”) model which is based on forward looking changes in credit quality since initial recognition. The ECL model requires judgment as to how changes in economic factors affect ECLs, which are determined on a probability-weighted basis.

The new impairment model applies to financial assets measured at amortized cost and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

Transition to IFRS 9

In accordance with the transitional provisions in IFRS 9, comparative figures have not been restated. On adoption of IFRS 9, there were no differences in the carrying amounts of the Company’s financial assets and financial liabilities. There was a presentation change related to changes in fair value of the Company’s stream obligation which resulted in a reclassification of $7,901 ($5,768 net of deferred tax) from deficit to accumulated other comprehensive earnings (loss) (“AOCI”) at January 1, 2018.

IFRS 9 requires the gain or loss associated with changes in the fair value of the stream obligation to be recorded in earnings (loss), except for changes in fair value attributable to changes in the credit risk of the liability, which must be presented in OCI. The liability’s credit risk is represented by the difference between the discount rate associated with the liability and the risk-free rate.

To determine the cumulative impact of changes in the credit risk of the liability upon the adoption of IFRS 9, the Company compared the fair value of the pre-payable financial liability, excluding the gold and silver embedded derivatives, with a comparable value derived by substituting the current credit risk assumption with that used by the Company in determining the fair value of the stream obligation at inception.

As a result of an overall reduction in the Company’s credit risk since inception, the Company reclassified $7,901 ($5,768 net of deferred tax) from deficit to AOCI at January 1, 2018. As the stream obligation was repaid pursuant to its contractual terms (including the prepayment options), the remaining balance in AOCI of $307 ($225 net of deferred tax) will not reverse.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

2.                                      BASIS OF PREPARATION (Cont’d)

The following table shows the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of financial assets and financial liabilities as at January 1, 2018.

	2017 classification under IAS 39	2018 classification under IFRS 9	2017 carrying amount under IAS 39	2018 carrying amount under IFRS 9
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	$56,285	$56,285
Trade receivables	Loans and receivables with embedded derivatives	FVTPL	11,067	11,067
Other assets	FVTPL	FVTPL	132	132
Restricted cash	Loans and receivables	Amortized cost	5,036	5,036

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Other financial liabilities	$53,436	$53,436
Restricted share unit liability	FVTPL	FVTPL	2,730	2,730
Senior secured term credit facility	Other financial liabilities	Other financial liabilities	365,890	365,890
Offtake obligation	FVTPL	FVTPL	78,085	78,085
Stream obligation	FVTPL	FVTPL (1)	224,020	224,020
Debt portion of convertible note	Other financial liabilities	Other financial liabilities	76,582	76,582

(1)             The fair value changes associated with the stream obligation attributable to the changes in the credit risk is presented in OCI and the remaining amount of the change in the fair value is presented in earnings (loss).

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

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

3.                                      SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company and its subsidiaries is the United States dollar (“USD”), which is also the Company’s presentation currency. References to “$” or “USD” are to United States dollars, while references to “C$” or “CAD” are to Canadian dollars.

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

Financial instruments

The following accounting policies reflect the Company’s adoption of IFRS 9 effective January 1, 2018. For the year ended December 31, 2017, the Company applied policies based on IAS 39. The effects of the transition from IAS 39 to IFRS 9 are described in the change in accounting policies section of note 2.

Financial assets — Classification

Financial assets are classified at initial recognition as either: measured at amortized cost, FVTPL or FVOCI. The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in earnings (loss) or OCI. For investments in debt instruments, this will depend on the business model in which the investment is held. For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at FVOCI.

The Company reclassifies debt investments when and only when its business model for managing those assets changes.

Financial assets — Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in earnings (loss).

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

3.                                      SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments:

•                  Amortized cost — Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in earnings (loss) when the asset is derecognized or impaired. Interest income from these financial assets is included in interest and finance income using the effective interest rate method.

•                  FVOCI — Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in earnings (loss). When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to earnings (loss) and recognized in other gains (losses). Interest income from these financial assets is included in interest and finance expense using the effective interest rate method. Foreign exchange gains and losses are presented in foreign exchange gain (loss) and impairment expenses in other expenses.

•                  FVTPL — Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in earnings (loss) and presented net in the statement of earnings (loss) within other gains (losses) in the period in which it arises.

Changes in the fair value of financial assets at FVTPL are recognized in loss on financial instruments at fair value in the statement of earnings (loss) as applicable.

Impairment of financial assets

The Company assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology depends on whether there has been a significant increase in credit risk.

Cash and cash equivalents and restricted cash

Cash and cash equivalents comprise cash holdings in business and savings accounts held at major financial institutions with an original maturity date of three months or less. Restricted cash is held at major financial institutions as collateral for reclamation and surety bonds. Cash and restricted cash are classified at amortized cost. Interest income is recognized by applying the effective interest rate method.

Receivables and other

The Company’s trade receivables result from sales transactions in accordance with IFRS 15, Revenue from Contracts with Customers and contain provisional pricing arrangements. These trade receivables are classified as FVTPL with the gain (loss) included in revenue.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

3.                                      SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Accounts payable and accrued liabilities and debt

Accounts payable and accrued liabilities, the debt portion of the convertible notes, the senior secured term credit facility and the senior secured loan facility are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

Derivatives

Derivative instruments, including embedded derivatives in financial liabilities or non-financial contracts, such as the offtake obligation and stream obligation are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Stream obligation

The Company has determined the stream obligation was in substance a debt instrument with embedded derivatives linked to gold and silver commodity prices and interest rates. The Company elected to classify and measure the entire hybrid stream obligation as a financial liability carried at fair value with changes in fair value recorded through earnings (loss). IFRS 9 requires the gain or loss associated with changes in the fair value of the stream be recorded in earnings (loss), except for changes in fair value attributable to changes in the credit risk of the liability, which must be presented in OCI. The liability’s credit risk is represented by the difference between the discount rate associated with the liability and the risk-free rate.

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

Any write-downs of inventory to net realizable value are recorded within cost of sales in the consolidated statements of earnings (loss). If there is a subsequent increase in the value of inventory, the previous write-downs to net realizable value are reversed up to cost to the extent that the related inventory has not been sold.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

3.                                      SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Mineral properties

Mineral properties include the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition, underground mine development costs and previously capitalized exploration and evaluation costs. Upon commencement of production, a mineral property is depleted using the unit-of-production method. Unit-of-production depletion rates are determined using gold ounces mined over the estimated recoverable proven and probable reserves at the mine.

Development costs incurred during production

The Company incurs development costs to build new raises and ramps (vertical development) that enable the Company to physically access ore underground. The time over which these costs will be incurred depends on the mine life. These underground development costs are capitalized as incurred. Capitalized underground development costs incurred to enable access to specific areas of the mine and which only provide an economic benefit over a specific the period of mining are depleted using a unit-of-production method determined using gold ounces mined over the estimated proven and probable reserves in that particular area of the mine.

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

For the years ended December 31, 2018 and 2017

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

An item of plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statement of earnings (loss).

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

Once the technical feasibility and commercial viability of the extraction of mineral reserves or resources from a particular mineral property has been determined, expenditures are reclassified to mineral properties within mineral properties, plant and equipment.

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

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

3.                                      SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Exploration and evaluation assets are tested for impairment immediately prior to reclassification to mineral properties.

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

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

3.                                      SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Decommissioning and restoration costs are estimated and discounted to their net present value and capitalized to the carrying amount of the related asset along with the recording of a corresponding liability, as soon as the obligation to incur such costs arises. The discount rate used to calculate the net present value is a pre-tax rate that reflect risks specific to the liability.

Each period the Company reviews cost estimates and other assumptions used in the valuation of the provision to reflect events, changes in circumstances and new information available. The liability is adjusted each year for the unwinding of the discount rate, changes to the current market-based discount rate and for the amount or timing of the underlying cash flows needed to settle the provision.

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

Revenue recognition

The Company produces doré and concentrates which contain both gold and silver. The doré is further processed to produce refined metals for sale. The concentrates may be sold to smelters in concentrate form or further processed to produce refined metals for sale. The Company’s performance obligations relate primarily to the delivery of gold and silver to its customers. For gold, the Company is required to deliver gold equivalent to 100% of production up to 7,067,000 ounces into an offtake agreement (note 10c).

Revenue is recognized when control is transferred to the customer. Control transfers when a product is delivered to the customer, the customer has full discretion over the product and there is no unfulfilled obligation that could affect the customer’s acceptance of the product.

Control over the refined gold or silver produced from doré or concentrate is transferred to the customer and revenue recognized upon delivery to the customer’s bullion account.

Control over the gold and silver bearing concentrates is transferred to the customer and revenue recognized at the time the Company elects to settle the sale directly with the smelter or when the concentrates are loaded onto the vessel at the port of discharge, depending on the customer. Revenue from these sales are recognized net of treatment costs and refining charges.

For each physical shipment of doré, 90% of the estimated contained gold is available to be delivered to the customer’s bullion account within approximately 10 days of arrival at the refinery. The balance of the contained gold is delivered the customer’s bullion account following the final processing outturn.

For each physical shipment of doré, 100% of the contained silver is sold upon the final processing outturn. Silver revenue is recorded at the spot price on the date of sale.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

3.                                      SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

For any physical shipment of concentrate, where the Company receives the refined gold rather than a cash payment, 90% of the estimated contained gold received is available to be delivered to the customer’s bullion account within approximately 15 – 30 days after the bill of lading date. The balance of the contained gold is delivered to the customer’s bullion account following the final processing outturn.

Revenue is required to be recognized at an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring the product to the customer.

Sales of refined gold and silver are delivered directly into the offtake agreement and recorded at the spot price on the date of delivery. The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in USD per ounce during a defined pricing period after the date of each sale. The difference between the spot price on the date of sale and the price paid by the purchaser reflects the settlement of a portion of the offtake obligation previously recorded on the statement of financial position. The Company receives payment for 90% of the value of each gold sale within 2 days of the date of sale. A final payment for 10% of the value of each gold sale, taking into account the purchaser’s pricing option, is received on the 7th day after the date of sale.

Concentrate sales which are cash settled directly with the smelter are recorded at the provisional price based on the estimated forward price to the date of final settlement. The final purchase price for these gold sales will be the average price for a period of time following the bill of lading date depending on the customer. Adjustments are made in subsequent periods to the customer receivables for these sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables are fair valued and adjusted each period to reflect forward market prices to the estimated settlement date. These changes in fair value are included in revenue on the statement of earnings (loss). The Company receives payment for 90% of the value of each concentrate shipment 15 – 30 days after the loading of the material at the port of discharge. A final payment for 10% of the value of each sale is received upon completion of final assays and final pricing based on a defined pricing period.

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

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

3.                                      SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Restricted share units (“RSU’s”)

RSU’s are granted to employees of the Company and are expected to be settled in cash. A liability for RSU’s is measured at fair value on the grant date and is subsequently adjusted for changes in fair value at each reporting date until settlement. The fair value of RSU’s is estimated based on the quoted market price of the Company’s common shares. The liability is recognized on a graded vesting basis over the vesting period, with a corresponding expense in the statement of earnings (loss).

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

The fair value of a PSU reflects the value of a Company common share based on the quoted market price and the number of units issued is dependent upon the Company’s relative performance against a selected group of peer companies.

The initial fair value of the liability is calculated as of the grant date and is recognized as share-based compensation expense over the vesting period in accordance with the vesting terms and conditions. Subsequently, at each reporting date and on settlement, the liability is re-measured with any changes in fair value recorded to the statement of earnings (loss).

Deferred share units (“DSU’s”)

DSU’s are granted to independent directors of the Company and are settled in cash when the individual ceases to be a director of the Company, either voluntarily or involuntarily. DSU’s vest immediately on the grant date. The fair value of a DSU reflects the value of a Company common share based on the quoted market price. The initial fair value of the liability is calculated as of the grant date and is recognized as share-based compensation expense. Subsequently, at each reporting date and on settlement, the liability is re-measured with any changes in fair value recorded to the statement of earnings (loss).

Income and mining taxes

Income taxes include Canadian federal and provincial income taxes. Provincial mining taxes represent Canadian provincial taxes levied on mining operations. To the extent these taxes are determined based on a measure of taxable earnings, they are also accounted for as income taxes.

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

For the years ended December 31, 2018 and 2017

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

Contingent liabilities

Contingent liabilities are possible obligations whose existence will only be confirmed by future events not wholly within the control of the Company. Contingent liabilities are disclosed unless the possibility of an outflow of economic resources is considered remote.

Earnings (loss) per share

The Company presents basic earnings (loss) per share data for its common shares, calculated by dividing the earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is determined by adjusting the earnings (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

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

Key sources of accounting policy judgment

Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed impairment indicators on the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of December 31, 2018.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

4.                                      CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont’d)

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2018.

Estimation uncertainty

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

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

5.                                      NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

New accounting standard not yet adopted

A new accounting standard has been issued and is relevant to the Company but not yet effective and therefore not been applied in preparing these consolidated financial statements:

IFRS 16, Leases (“IFRS 16”)

IFRS 16 addresses accounting for leases and lease obligations. It replaces the existing leasing guidance in IAS 17, Leases. The objective of the new standard is to report all leases on the statement of financial position and to define how leases and lease liabilities are measured. IFRS 16 is effective from January 1, 2019 and must be applied retrospectively, subject to certain practical expedients, using either a full retrospective approach or a modified retrospective approach.

The Company is party to various leases as part of its mining operations. All leases will be recorded on the statement of financial position, except short-term leases and leases of low-value items. This is expected to result in a material increase to both assets (right of use) and liabilities (lease obligations) upon adoption of the standard, and changes to the timing of recognition and classification of expenses associated with such lease arrangements. The Company anticipates an increase in depreciation and depletion expense and interest and finance expense, and a decrease in operating expenses. The Company also anticipates an increase in cash flow from operating activities as lease payments will be recorded as financing outflows in the statement of cash flows.

The Company intends to adopt the modified retrospective approach and not restate balances for the comparative period. The Company has completed its review of all existing operating leases and service contracts to identify contracts in scope for IFRS 16 and assessed contracts for embedded leases. The Company is still in the process of evaluating its lease conclusions and the quantitative impact of the adoption.

There are no other IFRS’s or IFRIC interpretations that are not yet effective or early adopted that are expected to have a material impact on the Company.

6.                                      RECEIVABLES AND OTHER

	December 31,	December 31,
	2018	2017

Trade receivables	$14,487	$11,067
Prepayments and deposits	3,332	2,064
Tax receivables	420	6,166
Other receivables	73	5
BC Mineral Exploration Tax Credit (“BCMETC”) receivable	—	249
	$18,312	$19,551

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

7.                                      INVENTORIES

	December 31,	December 31,
	2018	2017

Finished metal	$12,745	$15,309
Materials and supplies	11,548	8,201
In-circuit	458	2,163
	$24,751	$25,673

As at December 31, 2018, $3,138 (2017 – $3,344) of depreciation and depletion and $199 (2017 – $371) of site share-based compensation was included in inventory.

8.                                      MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Construction in progress	Plant and equipment	Exploration and evaluation assets	Total
Year ended December 31, 2017
Cost
Balance, January 1, 2017	$382,294	$633,181	$21,064	$242,788	$1,279,327
Additions	—	324,641	297	3,928	328,866
Transfer from construction in progress to inventory	—	(8,192)	—	—	(8,192)
Transfer from construction in progress to plant and equipment	—	(523,488)	523,488	—	—
Transfer from construction in progress to mineral properties	420,419	(420,419)	—	—	—
Reversal (recoveries) of BCMETC	4,806	—	—	(253)	4,553
Balance, December 31, 2017	$807,519	$5,723	$544,849	$246,463	$1,604,554

Accumulated depreciation and depletion
Balance, January 1, 2017	$—	$—	$8,870	$—	$8,870
Depreciation and depletion	14,924	—	15,900	—	30,824
Balance, December 31, 2017	$14,924	$—	$24,770	$—	$39,694

Net book value - December 31, 2017	$792,595	$5,723	$520,079	$246,463	$1,564,860

Year ended December 31, 2018
Cost
Balance, January 1, 2018	$807,519	$5,723	$544,849	$246,463	$1,604,554
Additions	641	17,935	1,199	5,544	25,319
Transfer from construction in progress to plant and equipment	—	(10,008)	10,008	—	—
Transfer from construction in progress to mineral properties	4,467	(4,467)	—	—	—
Balance, December 31, 2018	$812,627	$9,183	$556,056	$252,007	$1,629,873

Accumulated depreciation and depletion
Balance, January 1, 2018	$14,924	$—	$24,770	$—	$39,694
Depreciation and depletion	36,066	—	31,194	—	67,260
Balance, December 31, 2018	$50,990	$—	$55,964	$—	$106,954

Net book value - December 31, 2018	$761,637	$9,183	$500,092	$252,007	$1,522,919

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

8.                                      MINERAL PROPERTIES, PLANT AND EQUIPMENT (Cont’d)

(a)         Mineral properties

Mineral properties consist solely of the Brucejack Mine.

(b)         Plant and equipment

During the year ended December 31, 2018, $67,260 (2017 – $28,862) of depreciation and depletion was recognized in the statement of earnings (loss) and nil (2017 – $1,962) was capitalized within construction in progress.

(c)          Exploration and evaluation assets

Exploration and evaluation assets consists of the Snowfield Project and regional drilling and exploration work on the Bowser Claims.

9.                                      ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,
	2018	2017

Trade payables	$24,814	$35,142
Accrued liabilities	16,945	17,488
Employee benefit liability	4,398	4,783
Restricted share unit liability	1,502	2,730
Accrued interest on loan facility	1,051	—
Deferred share unit liability	997	—
Finance lease obligation	748	—
Accrued interest on convertible notes	660	660
Royalty payable	629	146
	$51,744	$60,949
Non-current portion of restricted share unit liability	(554)	(511)
Non-current portion of finance lease obligation	(518)	—
Current portion of accounts payable and accrued liabilities	$50,672	$60,438

(a) Finance lease obligation

Finance lease obligations are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

	December 31,	December 31,
	2018	2017

Gross finance lease obligation - minimum lease payments
1 year	$277	$—
2-3 years	527	—
4-5 years	35	—
	$839	$—
Future interest expense on finance lease obligation	(91)	—
	$748	$—

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

10.                               LONG-TERM DEBT

As at December 31, 2018, the Company’s long-term debt consisted of the following:

	Senior secured term credit facility	Offtake obligation	Stream obligation	Senior secured loan facility	Total long- term debt
Balance, January 1, 2017	$232,438	$67,702	$201,020	$—	$501,160
Additional advances under the credit facility	85,205	—	—	—	85,205
Interest expense including amortization of discount	48,247	—	—	—	48,247
Settlement of offtake obligation	—	(1,543)	—	—	(1,543)
Loss on financial instruments at fair value	—	11,926	23,000	—	34,926
Balance, December 31, 2017	$365,890	$78,085	$224,020	$—	$667,995
Interest expense including amortization of discount	56,834	—	—	—	56,834
Settlement of offtake obligation	—	(4,423)	—	—	(4,423)
Loss (gain) on financial instruments at fair value	—	(3,593)	20,574	—	16,981
Change in fair value attributable to change in credit risk of financial instruments designated at FVTPL	—	—	(7,594)	—	(7,594)
Repayment of credit facility	(422,724)	—	—	—	(422,724)
Repurchase of stream obligation			(237,000)	—	(237,000)
Proceeds from loan facility, net of transaction costs	—	—	—	472,051	472,051
Amortization of loan facility transaction costs	—	—	—	95	95
Balance, December 31, 2018	$—	$70,069	$—	$472,146	$542,215
Current portion of long-term debt	—	(7,576)	—	(78,385)	(85,961)
Non-current portion of long-term debt	$—	$62,493	$—	$393,761	$456,254

(a)         Senior secured loan facility

On December 18, 2018, the Company closed a $480,000 senior secured loan facility (the “loan facility”) with a syndicate of financial institutions arranged by The Bank of Nova Scotia, ING Capital LLC and SG Americas Securities, LLC. The loan facility is comprised of a $250,000 senior secured amortizing non-revolving credit facility (the “term facility”) and a $230,000 senior secured revolving credit facility (the “revolving facility”). The loan facility is secured by substantially all of the assets of the Company and its subsidiaries.

The term of the loan facility is four years, maturing on December 18, 2022. The loan facility was fully drawn as at December 31, 2018.

Each borrowing under the term and revolving facilities is available by way of USD London Inter-Bank Offered Rate (“LIBOR”) loans or USD base rate loans. The revolving facility is also available in various other forms, including Canadian prime loans, bankers’ acceptances, bankers’ acceptance equivalent loans, and letters of credit.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

10.                               LONG-TERM DEBT (Cont’d)

Borrowings comprising USD LIBOR loans shall bear interest at LIBOR plus an applicable margin of 2.5% to 3.5% based on the Company’s net leverage ratio. Borrowings comprising USD base rate loans shall bear interest at the administrative agent’s base rate plus an applicable margin of 1.5% to 2.5% based on the Company’s net leverage ratio. As at December 31, 2018, the LIBOR on the Company’s borrowings was 2.5%. Interest is payable on the last day of the interest period related to a borrowing. For the year ended December 31, 2018, $1,083 (2017 — nil) of interest expense was expensed as interest and finance expense in the statement of earnings (loss).

The term facility requires repayment in equal quarterly installments of principal in the amount of $16,667 commencing at the end of the second quarter of 2019. The revolving facility requires a principal repayment of $30,000 on June 18, 2019, reducing the available revolving facility to $200,000. The remaining principal of the revolving facility is required to be repaid as a bullet payment in full on the maturity date. Any unused portion of the revolving facility will be subject to a standby fee of 0.6% to 0.8%.

Transaction costs associated with the loan facility were $7,949 including an underwriting fee equal to 1.55% of the amount of the commitment related to the loan facility. The transactions costs will be amortized over the term of the loan. For the year ended December 31, 2018, $95 (2017 — nil) of amortization of the loan facility transaction costs were expensed to interest and finance expense in the statement of earnings (loss).

The effective interest rate for the loan facility as at December 31, 2018 is 5.9%. The Company is subject to financial covenants including interest coverage ratio, leverage ratio, tangible net worth and minimum liquidity under the terms of the loan facility. As at December 31, 2018, the Company was in compliance with all financial covenants.

(b)         Senior secured term credit facility

On September 21, 2015, the Company closed a construction financing comprised of a senior secured term credit facility (the “credit facility”) for $350,000, an offtake agreement, a $150,000 callable gold and silver stream agreement and a private placement of common shares for $40,000.

Pursuant to the terms of the credit facility, the Company borrowed $350,000 at a stated interest rate of 7.5%, compounded quarterly and payable upon maturity.

The credit facility matured December 31, 2018 and was subject to an extension for one year, at the Company’s option upon payment of an extension fee of 2.5% of the principal amount, including accumulated interest. The Company had the right to repay at par plus accrued interest after the second anniversary of closing. The embedded derivatives associated with the prepayment and extension options were recorded on the statement of financial position as other assets. For the year ended December 31, 2018, the change in fair value of these embedded derivatives was a fair value loss of $132 (2017 — $1,624) which resulted in a nil balance for other assets on the statement of financial position.

As a result of the impact of the offtake obligation, the arrangement fees and the prepayment and extension options, the effective interest rate on the credit facility was 15.0%. For the year ended December 31, 2018, the Company expensed $56,834 (2017 — $26,091) of interest on the credit facility to the statement of earnings (loss) and capitalized nil (2017 — $22,156) to mineral properties, plant and equipment.

On December 18, 2018, the Company used proceeds from the loan facility to repay the credit facility in the amount of $422,724 which included principal and accrued interest.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

10.                               LONG-TERM DEBT (Cont’d)

(c)          Offtake obligation

The Company entered into an agreement pursuant to which it will deliver 100% of refined gold up to 7,067,000 ounces. The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in USD per ounce during a defined pricing period before and after the date of each sale.

The Company has the option to reduce the offtake obligation by up to 75% by paying $13 per ounce effective December 31, 2019 on the then remaining undelivered gold ounces.

For the year ended December 31, 2018, the Company delivered 371,223 (2017 — 121,671) ounces of gold under the offtake agreement. Of the amount settled, the Company physically delivered 249,799 (2017 — 94,169) ounces from doré production and purchased 121,424 (2017 — 27,502) ounces to satisfy delivery of gold produced from concentrate sales. The settlement of the gold ounces resulted in a decrease in the offtake obligation of $4,423 (2017 — $1,543).

The offtake obligation is recorded at fair value at each statement of financial position date. For the year ended December 31, 2018, the change in fair value of the offtake obligation was a fair value gain of $3,593 (2017 — loss of $11,926).

(d)         Stream obligation

Pursuant to the stream, the Company was obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 (less gold and silver sold to date) and a payment of $20,000. Upon delivery, the Company was entitled to (a) for gold, the lesser of $400 per ounce and the gold market price and (b) for silver, the lesser of $4 per ounce and the silver market price. Any excess of market over the fixed prices above would be credited against the deposit. Any remaining uncredited balance of the deposit was repayable, without interest, upon the earlier of the date (i) the aggregate stated gold and silver quantities have been delivered and (ii) 40 years.

The Company had the option to repurchase the stream obligation for $237,000 on December 31, 2018. The Company exercised this option and repurchased the stream obligation on December 18, 2018.

The stream obligation was recorded at fair value at each statement of financial position date. For the year ended December 31, 2018, the change in fair value of the stream obligation was a fair value loss of $12,980 (2017 — $23,000). Of the change in fair value, a fair value loss of $20,574 (2017 — $23,000) was recognized in the statement of earnings (loss) and a fair value gain due to the change in the Company’s credit risk of $7,594 ($5,543 net of deferred tax) was recognized in OCI.

As the stream was in substance a debt instrument, the effective interest on the debt host was capitalized as a borrowing cost during the development of the Brucejack Mine. For the year ended December 31, 2018, the Company capitalized nil (2017 — $10,120) of interest on the stream debt to mineral properties, plant and equipment. The capitalized interest was reclassified from the loss on financial instruments at fair value recorded in the statement of earnings (loss). The effective interest rate on the stream obligation was 9.5%.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

11.                               CONVERTIBLE NOTES

On February 14, 2017, the Company completed an offering of $100,000 aggregate principal amount of unsecured convertible senior subordinated notes due 2022 (the “Notes”) which mature on March 15, 2022 and bear an interest rate of 2.25% per annum, payable semi-annually in arrears on March 15 and September 15 of each year.

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

At initial recognition, the net proceeds of the Notes were bifurcated into its debt and equity components of $71,685 and $24,110 ($17,603 net of deferred tax) respectively. The fair value of the debt portion was estimated using a discounted cash flow model method based on an expected life of five years and a discount rate of 8.6%.

The debt portion has been designated a financial liability at amortized cost and is recorded net of transaction costs and accreted over the expected life using the effective interest rate of 7.8%. For the year ended December 31, 2018, $5,568 (2017 — $2,807) of accretion of convertible notes was expensed to the statement of earnings (loss) and nil (2017 — $2,090) was capitalized to mineral properties, plant and equipment.

The movement in the debt portion of the Notes during the period comprised the following:

	For the year ended
	December 31,	December 31,
	2018	2017

Opening balance	$76,582	$—
Face value of convertible notes	—	100,000
Transaction costs associated with convertible notes	—	(4,205)
Equity component of convertible notes, net of allocated transaction costs	—	(24,110)
Accretion of convertible notes	5,568	4,897
Ending balance	$82,150	$76,582

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

12.                               DECOMMISSIONING AND RESTORATION PROVISION

(a) Reclamation bonds

In relation to the Brucejack Mine, the Company has $2,029 of restricted cash (2017 - $5,036) which includes $1,749 (2017 - $4,731) in the form of Guaranteed Investment Certificates and Letters of Credit as security deposits with various government agencies in relation to decommissioning and restoration provisions.

In support of the closure plan for the Brucejack Mine, the Company increased its security through a surety bond by C$8,500, for total surety bonds of C$22,700 in favour of the Ministry of Energy and Mines. The Company was not required to provide collateral for the additional bond.

(b) Decommissioning and restoration provision

The Company has a liability for remediation of current and past disturbances associated with the exploration, development and production activities at the Brucejack Mine. The decommissioning and restoration provision is as follows:

	For the year ended
	December 31,	December 31,
	2018	2017

Opening balance	$18,436	$13,675
Change in discount rate	215	(1,933)
Accretion of decommissioning and restoration provision	568	465
Change in amount and timing of cash flows	(272)	6,229
Ending balance	$18,947	$18,436

For the year ended December 31, 2018, the provision increased due to a decrease in the discount rate. The Company used an inflation rate of 1.9% (2017 — 1.9%) and a discount rate of 2.4% (2017 — 2.5%) in calculating the estimated obligation. The liability for retirement and remediation on an undiscounted basis before inflation is $20,369 (2017 — $21,989). The majority of the expected expenditures to settle the decommissioning and restoration provision are expected to occur shortly after the end of the mine life.

13.                               REVENUE

Revenue by metal was:

	For the year ended
	December 31,	December 31,
	2018	2017

Gold revenue	$452,253	$175,793
Silver revenue	5,362	1,994
Revenue from contracts with customers	$457,615	$177,787
(Loss) gain on trade receivables at fair value	(3,059)	146
	$454,556	$177,933

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

13.                               REVENUE (Cont’d)

Revenue from contracts with customers by product was:

	For the year ended
	December 31,	December 31,
	2018	2017

Gold revenue - doré	$315,068	$122,684
Gold revenue - concentrate	137,185	53,109
Silver revenue - concentrate	3,120	1,345
Silver revenue - doré	2,242	649
	$457,615	$177,787

14.                               COST OF SALES

	For the year ended
	December 31,	December 31,
	2018	2017

Consultants and contractors	$100,873	$47,907
Depreciation and depletion	67,134	28,722
Salaries and benefits	46,946	20,534
Supplies and consumables	29,146	10,547
Royalties and selling costs	19,739	7,308
Energy	13,408	5,104
Travel and camp accommodation	7,052	4,113
Freight	4,416	5,242
Camp administrative costs	3,931	1,410
Rentals	3,402	1,462
Site share-based compensation	2,160	1,198
Insurance	1,451	813
	299,658	134,360
Change in inventories	4,269	(9,280)
	$303,927	$125,080

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

15.                               CORPORATE ADMINISTRATIVE COSTS

	For the year ended
	December 31,	December 31,
	2018	2017

Salaries and benefits	$6,026	$9,710
Share-based compensation	4,140	4,846
Office	1,580	1,020
Investor relations	1,318	1,064
Professional fees	1,085	801
Insurance	774	507
Listing and filing fees	390	381
Travel and accommodation	349	347
Depreciation	126	140
	$15,788	$18,816

16.                               INTEREST AND FINANCE EXPENSE

	For the year ended
	December 31,	December 31,
	2018	2017

Interest expense on credit facility	$56,834	$26,091
Interest expense on convertible notes	7,818	3,941
Interest expense on loan facility	1,178	—
Accretion of decommissioning and restoration provision	568	465
Other interest expense	483	70
Bank charges	29	88
Interest expense on finance leases	16	—
	$66,926	$30,655

17.                               CAPITAL AND RESERVES

(a)         Share capital

At December 31, 2018, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

On July 25, 2018, the Company completed a non-brokered private placement of 227,273 flow-through common shares at a price of C$13.20 per share for gross proceeds of $2,304 before share issuance costs of $31. The Company bifurcated the gross proceeds between share capital of $1,913 and flow-through share premium of $391.

On June 30, 2017 and July 14, 2017, the Company completed two tranches of a private placement of 329,000 flow-through common shares at a price of C$15.20 per flow-through share for combined gross proceeds of $3,891, before share issuance costs of $30. The Company bifurcated the gross proceeds between share capital of $3,182 and flow-through share premium of $709.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

17.                               CAPITAL AND RESERVES (Cont’d)

(b)         Stock options

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

The following table summarizes the changes in share options for the year ended December 31:

	2018		2017
	Number of options	Weighted average exercise price (in CAD)	Number of options	Weighted average exercise price (in CAD)
Outstanding, January 1,	6,454,327	$9.32	7,524,727	$9.05
Granted	615,592	10.60	1,067,875	12.83
Exercised	(1,576,500)	6.95	(1,822,025)	9.40
Expired	(882,750)	13.52	(290,000)	14.64
Forfeited	(47,750)	12.72	(26,250)	10.43
Outstanding, December 31,	4,562,919	$9.47	6,454,327	$9.32

For options exercised during the period, the related weighted average share price at the time of exercise was C$10.76 (2017 — C$13.33).

The following table summarizes information about share options outstanding and exercisable at December 31, 2018:

	Share options outstanding		Share options exercisable
Exercise prices (in CAD)	Number of options outstanding	Weighted average years to expiry	Number of options exercisable	Weighted average exercise price (in CAD)
$5.85 - $7.99	1,647,075	1.58	1,647,075	$7.04
$8.00 - $9.99	1,615,469	2.65	1,214,877	9.20
$10.00 - $11.99	130,000	3.13	77,200	10.73
$12.00 - $13.99	1,135,375	3.94	319,530	13.04
$14.00 - $15.99	35,000	2.61	35,000	15.17
Outstanding, December 31, 2018	4,562,919	2.60	3,293,682	$8.59

The total share-based compensation expense for the year ended December 31, 2018 was $3,502 (2017 — $3,733) of which $3,502 (2017 — $2,367) was expensed in the statement of earnings (loss) and nil (2017 — $1,366) was capitalized to mineral properties, plant and equipment.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

17.                               CAPITAL AND RESERVES (Cont’d)

The following are the weighted average assumptions employed to estimate the fair value of options granted for the year ended December 31, 2018 and 2017 using the Black-Scholes option pricing model:

	For the year ended
	December 31, 2018	December 31, 2017
Risk-free interest rate	2.23%	1.42%
Expected volatility	58.46%	63.63%
Expected life	5 years	5 years
Expected dividend yield	Nil	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

(c)          2015 RSU Plan — RSU’s

The Company adopted the 2015 RSU Plan to allow the Board of Directors to grant its employees and consultants, non-transferable share units based on the value of the Company’s share price at the date of grant. The awards have a graded vesting schedule over a three-year period and can be either cash or equity settled upon vesting at the discretion of the Board of Directors.

The associated compensation cost is recorded in share-based compensation expense unless directly attributable to mineral properties, plant and equipment.

The following table summarizes the changes in RSU’s for the year ended December 31:

	2018		2017
	Number of RSU’s	Weighted average fair value (in CAD)	Number of RSU’s	Weighted average fair value (in CAD)
Outstanding, January 1,	729,064	$14.41	735,729	$10.65
Granted	481,230	9.78	370,472	12.96
Settled	(385,063)	9.67	(355,648)	13.07
Forfeited	(83,345)	11.16	(21,489)	13.85
Outstanding, December 31,	741,886	$11.31	729,064	$14.41

At December 31, 2018, a liability of $1,271 (2017 — $2,715) was outstanding and included in accounts payable and accrued liabilities. For the year ended December 31, 2018, $1,558 (2017 — $3,365) was expensed in the statement of earnings (loss) as share-based compensation expense and nil (2017 — $687) was capitalized to mineral properties, plant and equipment.

(d)         2015 RSU plan — PSU’s

PSU’s are granted to senior executive management under the 2015 RSU Plan. The PSU’s vest at the end of the third year and the number of units to be issued on the vesting date will vary from 0% to 200% of the number of PSU’s granted, depending on the Company’s total shareholder return compared to the return of a selected group of peer companies.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

17.                               CAPITAL AND RESERVES (Cont’d)

The following table summarizes the changes in PSU’s for the year ended December 31:

	2018		2017
	Number of PSU’s	Weighted average fair value (in CAD)	Number of PSU’s	Weighted average fair value (in CAD)
Outstanding, January 1,	74,140	$14.41	—	$—
Granted	91,945	9.78	74,140	13.08
Outstanding, December 31,	166,085	$11.31	74,140	$14.41

At December 31, 2018, a liability of $231 (2017 — $15) was outstanding and included in accounts payable and accrued liabilities. For the year ended December 31, 2018, $226 (2017 — $15) was expensed in the statement of earnings (loss) as share-based compensation expense.

(e)          2018 DSU Plan — DSU’s

During the year ended December 31, 2018, the Company established a DSU plan (“2018 DSU Plan”) for the benefit of the directors of the Company. Pursuant to the plan, eligible directors can elect to receive all or part of their total cash compensation in the form of DSU’s. The number of DSU’s granted to an eligible director is determined by dividing the portion of the compensation to be paid in DSU’s by the fair market value of the Company’s common shares on the conversion date. In addition, the Board may, at its discretion, grant additional DSU’s to plan participants. Each eligible director will be required to hold DSU’s received until the eligible director ceases to be a director of the Company, following which the DSU’s will be settled in cash.

The following table summarizes the changes in DSU’s for the year ended December 31:

	2018		2017
	Number of DSU’s	Weighted average fair value (in CAD)	Number of DSU’s	Weighted average fair value (in CAD)
Outstanding, January 1,	—	$—	—	$—
Granted	117,587	9.78	—	—
Outstanding, December 31,	117,587	$11.57	—	$—

At December 31, 2018, a liability of $997 (2017 — nil) was outstanding and included in accounts payable and accrued liabilities. For the year ended December 31, 2018, $1,014 (2017 — nil) was expensed in the statement of earnings (loss) as share-based compensation expense.

(f)           Earnings (loss) per share

The calculation of diluted earnings (loss) per share was based on earnings (loss) attributable to ordinary shareholders and the weighted-average number of shares outstanding after adjustments for the effect of potential dilutive shares. For the year ended December 31, 2018, potential share issuances arising from the exercise of share options and the settlement of restricted share units in common shares were included in the calculation of diluted weighted average shares outstanding as well as their impact on earnings (loss) attributable to shareholders of the Company. Potentially dilutive shares associated with the convertible notes and share options (out of the money) were not included in the diluted earnings (loss) per share calculation as their effect was anti-dilutive.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

17.                               CAPITAL AND RESERVES (Cont’d)

The following table summarizes the calculation of basic and diluted earnings (loss) per share:

	For the year ended
	December 31,	December 31,
	2018	2017
Net earnings (loss) for the year	$36,620	$(16,453)

Basic weighted average number of common shares outstanding	182,905,004	181,208,295
Effective impact of dilutive securities:
Share options	955,963	—
Restricted share units	20,950	—

Diluted weighted average number of common shares outstanding	183,881,917	181,208,295

Earnings (loss) per share
Basic	$0.20	$(0.09)
Diluted	$0.20	$(0.09)

18.                               RELATED PARTIES

Transactions with key management

Key management includes the Company’s directors (executive and non-executive) and executive officers including its Executive Chairman (“Exec Chair”), its President and Chief Executive Officer, its Executive Vice President and Chief Financial Officer, its Vice President, Operations, its Vice President and Chief Exploration Officer, and its Executive Vice President, Corporate Affairs and Sustainability.

Directors and key management compensation:

	For the year ended
	December 31,	December 31,
	2018	2017
Salaries and benefits	$5,851	$9,228
Share-based compensation	3,559	5,029
	$9,410	$14,257

Under the terms of the Exec Chair’s employment agreement, effective January 1, 2017, the Exec Chair is entitled to a retirement allowance which remains due and payable in full in the event the Exec Chair terminates his employment with the Company. In 2017, the entire retirement allowance was expensed in the amount of $4,469 (C$6,000). The retirement allowance remains a current liability as at December 31, 2018 (note 9).

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

19.                               SUPPLEMENTAL CASH FLOW INFORMATION

The net change in non-cash working capital items included in mineral properties, plant and equipment were as follows:

	For the year ended
	December 31,	December 31,
	2018	2017
Taxes receivable	$—	$4,522
Accounts payable and accrued liabilities	(9,168)	(89,358)
	$(9,168)	$(84,836)

The net change in the Company’s financing liabilities were as follows:

	Long-term debt	Convertible notes
Liabilities from financing activities, January 1, 2017	$501,160	$—
Advance under credit facility	97,000	—
Net proceeds from convertible notes	—	95,795
Cash payments	—	(1,319)
Other non-cash movements	69,835	(17,894)
Liabilities from financing activities, December 31, 2017	$667,995	$76,582
Proceeds from loan facility, net of transaction costs	472,384	—
Cash payments	(659,724)	(2,250)
Other non-cash movements	61,560	7,818
Liabilities from financing activities, December 31, 2018	$542,215	$82,150

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

For the years ended December 31, 2018 and 2017

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

The following table shows the impact on pre-tax earnings of a 10% change in the USD/CAD exchange rate on financial assets and liabilities denominated in CAD, as of December 31, 2018, with all other variables held constant:

	Impact of currency rate change on pre-tax earnings
	10% increase	10% decrease
Cash and cash equivalents	$1,085	$(1,085)
Receivables and other, excluding trade receivables	90	(90)
Restricted cash	203	(203)
Accounts payable and accrued liabilities	(4,905)	4,905

In addition to currency risk from financial instruments, a significant portion of the Company’s mine production costs, capital expenditures and corporate administrative costs are denominated in CAD. Consequently, fluctuations in the USD exchange rate against the CAD increases the volatility of cost of sales and corporate administrative costs.

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

The Company is subject to interest rate risk with respect to its loan facility. Interest rates associated with this facility are based on LIBOR and the administrative agents’ base rate which fluctuates based on market conditions.

The Company is also subject to interest rate risk with respect to the fair value of the offtake obligation which is accounted for at FVTPL.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

20.                               FINANCIAL RISK MANAGEMENT (Cont’d)

The following table shows the impact on pre-tax earnings of a 1% change in interest rates on financial assets and liabilities as of December 31, 2018, with all other variables held constant:

	Impact of interest rate change on pre-tax earnings
	1% increase	1% decrease
Cash and cash equivalents	$1,087	$(1,087)
Senior secured loan facility	(173)	173
Offtake obligation	2,049	(1,947)

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

The financial instruments impacted by commodity prices are the trade receivables and the offtake obligation (a derivative liability).

Price adjustments are made in subsequent periods to the customer receivables for concentrate sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables are fair valued and adjusted each period to reflect forward market prices to the estimated settlement date.

The Company has not hedged the price of any commodity at this time as it is not permitted to hedge under the terms of the offtake obligation.

The following table shows the impact on pre-tax earnings from changes in the fair values of financial instruments with a 10% change in gold and silver commodity prices. The impact of a 10% movement in commodity prices as of December 31, 2018, with all other variables held constant, is as follows:

	Impact of price change on pre-tax earnings
	10% increase	10% decrease
Trade receivables	$8,844	$(8,844)
Offtake obligation	(2,588)	3,799

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

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

20.                               FINANCIAL RISK MANAGEMENT (Cont’d)

The carrying amount of financial assets represents the maximum credit exposure:

	December 31, 2018	December 31, 2017
Cash and cash equivalents	$45,407	$56,285
Trade receivables	14,487	11,067
Tax receivables	420	6,166
Restricted cash	2,029	5,036
	$62,343	$78,554

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions. Management believes the risk of loss related to these deposits to be low. The Company continually evaluates changes in the status of its counterparties.

We are exposed to credit risk through our trade receivables, which are principally with internationally recognized counterparties. The Company sells its gold and silver to its lenders, refineries located in Canada and the United States and trading companies. The Company has had limited instances of default from its counterparties. The Company continually evaluates its counterparties in which it sells its product. The Company is not economically dependent on a limited number of customers for the sale of its gold and silver as its products can be sold through numerous world-wide commodity markets. As at December 31, 2018, the Company has $14,487 (2017 — $11,067) receivables related to its gold and silver revenue.

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

The Company’s financial obligations consist of accounts payable and accrued liabilities including the restricted share unit liability, long-term debt consisting of the loan facility and the offtake obligation, and the convertible notes.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

20.                               FINANCIAL RISK MANAGEMENT (Cont’d)

As at December 31, 2018, the Company has cash and cash equivalents of $45,407 and a working capital (current assets less current liabilities) deficit of $48,163. On December 18, 2018, the Company completed a $480,000 loan facility with a syndicate of financial institutions arranged by the Bank of Nova Scotia, ING Capital LLC and SG Americas Securities, LLC which was used to refinance the credit facility in the total amount of $422,724. The additional funds from the loan facility and cash on hand generated from operating activities were used to repurchase the stream obligation for $237,000. Based on management’s cash flow projections, the Company expects that future operating and debt settlement requirements will be satisfied from operating cash flows.

The maturity analysis of financial liabilities as at December 31, 2018 is as follows:

	1 year	2-3 years	4-5 years	More than 5 years	Total
Principal repayments on loan facility	$80,000	$133,333	$266,667	$—	$480,000
Convertible notes	—	—	100,000	—	100,000
Interest payments on loan facility(1)	25,186	35,890	12,041	—	73,117
Accounts payable and accrued liabilities	43,385	—	—	—	43,385
Interest on convertible notes	2,250	4,500	1,116	—	7,866
Restricted share unit liability	948	554	—	—	1,502
Finance lease obligation	277	527	35	—	839
	$152,046	$174,804	$379,859	$—	$706,709

(1)             Interest payments on the loan facility represent management’s best estimate based on current LIBOR and the Company’s projected applicable margin in accordance with the terms of the loan facility.

Capital management

The Company’s objectives in the managing of capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. Management monitors the amount of cash, debt instruments and equity in the capital structure and adjusts the capital structure, as necessary, to support the operation, development and exploration of its mine and projects.

The capital structure of the Company consists of debt instruments and equity attributable to common shareholders, comprising of issued share capital, contributed surplus, AOCI and accumulated deficit.

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

For the years ended December 31, 2018 and 2017

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

The carrying values of cash and cash equivalents, receivables and other, accounts payable and accrued liabilities and the loan facility approximate their fair values due to the short-term maturity of these financial instruments.

The following tables present the Company’s financial assets and liabilities by level within the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying value			Fair value
		Amortized	Other financial
As at December 31, 2018	FVTPL	cost	liabilities	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$—	$45,407	$—	$—	$—	$—
Trade receivables	14,487	—	—	—	14,487	—
Restricted cash	—	2,029	—	—	—	—
	$14,487	$47,436	$—	$—	$14,487	$—

Financial liabilities
Accounts payable and accrued liabilities	$—	$—	$43,048	$—	$—	$—
Restricted share unit liability	1,502	—	—	—	1,502	—
Deferred share unit liability	997	—	—	—	997	—
Senior secured loan facility	—	—	472,146	—	—	—
Offtake obligation	70,069	—	—	—	—	70,069
Debt portion of convertible note	—	—	82,150	—	82,150	—
	$72,568	$—	$597,344	$—	$84,649	$70,069

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

20.                               FINANCIAL RISK MANAGEMENT (Cont’d)

	Carrying value			Fair value
		Loans and	Other financial
As at December 31, 2017	FVTPL	receivables	liabilities	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$—	$56,285	$—	$—	$—	$—
Trade receivables	—	11,067	—	—	11,067	—
Other assets	132	—	—	—	—	132
Restricted cash	—	5,036	—	—	—	—
	$132	$72,388	$—	$—	$11,067	$132

Financial liabilities
Accounts payable and accrued liabilities	$—	$—	$53,436	$—	$—	$—
Restricted share unit liability	2,730	—	—	—	2,730	—
Senior secured term credit facility	—	—	365,890	—	—	—
Offtake obligation	78,085	—	—	—	—	78,085
Stream obligation(1)	224,020	—	—	—	—	224,020
Debt portion of convertible note	—	—	76,582	—	76,582	—
	$304,835	$—	$495,908	$—	$79,312	$302,105

(1)             The stream obligation was recorded at fair value at each statement of financial position date as the Company determined that the stream obligation was in substance a debt instrument with embedded derivatives linked to gold and silver commodity prices and interest rates. The Company elected to measure the stream obligation in its entirety at FVTPL.

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

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

21.                               TAXATION

(a) Deferred income tax liability

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax liability as follows:

	December 31,	December 31,
	2018	2017
Tax loss carry forwards	$74,400	$53,266
Long term debt	10,798	22,525
Investment tax credits	6,545	6,545
Financing costs	4,310	4,288
Other	2,080	756
Decommissioning and restoration provision	—	4,978
Inventories	(847)	(964)
Provincial mining tax attributes	(6,088)	—
Mineral interests	(106,434)	(91,394)
	$(15,236)	$—

Deductible temporary differences for which no deferred tax assets are recognized are as follows:

	December 31,	December 31,
	2018	2017
Provincial mining tax attributes	$18,947	$16,408
Decommissioning and restoration provision	18,947	—
Other	68	68
Tax loss carry forwards	—	59,472
	$37,962	$75,948

The Company has tax losses in Canada of approximately $275,265 (2017 - $256,463) expiring in various amounts from 2030 to 2038. The Company also has investment tax credits totaling approximately $8,965 (2017 - $8,965). The Company has deductible temporary differences for which no deferred tax assets have been recognized of $37,962 (2017 - $75,948). A deferred tax asset has not been recognized in respect of the differences, as it is not probable that sufficient future taxable earnings will be available in the periods when deductions from such potential assets will be realized.

(b) Income tax expense (recovery)

The Company’s income tax expense (recovery) is comprised of the following:

	For the year ended
	December 31,	December 31,
	2018	2017
Current tax expense	$4,196	$1,621
Deferred income tax expense (recovery)	12,668	(7,022)
	$16,864	$(5,401)

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

21.                               TAXATION (Cont’d)

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 27.0% (2017 — 26.0%) as follows:

	For the year ended
	December 31,	December 31,
	2018	2017
Expected tax (recovery) expense	$14,441	$(5,680)
Change in income tax rates	—	(574)
Provincial mining taxes	800	1,621
Change in unrecognized temporary differences	(10,942)	7,679
Share-based compensation and other items	943	988
Flow-through shares	823	842
Flow-through share premium	(526)	(574)
Impact of foreign exchange on CAD denominated tax attributes	11,735	(12,550)
Non-temporary differences	(410)	2,847
	$16,864	$(5,401)

22.                               COMMITMENTS

The following table provides the Company’s gross contractual obligations as of December 31, 2018:

	1 year	2-3 years	4-5 years	More than 5 years	Total

Principal repayments on loan facility	$80,000	133,333	$266,667	$—	$480,000
Repayment of convertible notes	2,250	4,500	101,116	—	107,866
Interest payments on loan facility(1)	25,186	35,890	12,041	—	73,117
Decommissioning and restoration provision	422	51	—	18,474	18,947
Operating leases	4,571	7,649	1,462	122	13,804
Purchase commitments	5,568	—	—	—	5,568
Finance lease obligation	277	527	35	—	839
	$118,274	$181,950	$381,321	$18,596	$700,141

(1)             Interest payments on the loan facility represent management’s best estimate based on current LIBOR and the Company’s projected applicable margin in accordance with the terms of the loan facility.

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

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

22.                               COMMITMENTS (Cont’d)

The Brucejack Mine is subject to a 1.2% net smelter returns royalty (“1.2% NSR royalty”) on production in excess of cumulative 503,386 ounces of gold and 17,907,080 ounces of silver. The gold ounce production threshold for the 1.2% NSR royalty was met in December 2018. For the year ended December 31, 2018, $258 (2017 — nil) was expensed to royalties and selling costs in the statement of earnings (loss).

(b)         Commitments — Offtake obligation

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

(a)         Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action against the Company, Robert Quartermain (a director, and the President and the CEO of the Company at such time) and Snowden Mining Industry Consultants Ltd. (the “Wong Action”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action alleges that the price of our shares on the TSX and NYSE suffered a significant drop in value following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden Mining Industry Consultants Ltd. is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision. The Company and Robert Quartermain consented to, and on January 23, 2019 the Court granted, an order certifying the Wong Action as a class proceeding pursuant to the Class Proceedings Act (Ontario).

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for the Wong Action.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

23.                               CONTINGENCIES (Cont’d)

(b)         2013 United States class actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against the Company and certain of its officers and directors, alleging that defendants violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Mine. All five actions were filed in the United States District Court for the Southern District of New York (the “District Court”).

In January 2014, the District Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552. The District Court appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased or otherwise acquired the Company’s common shares between June 11, 2013 and October 22, 2013.

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

In June 2017, the District Court granted the Company’s Motion to Dismiss the Second Amended Complaint. The District Court ruled in favour of the Company and the officers and directors named as defendants on all claims and ordered the case closed. The plaintiffs filed their Notice of Appeal from the decision, to the United States Court of Appeals for the Second Circuit (the “Second Circuit”), on July 10, 2017. The plaintiffs’ opening brief on appeal was filed on October 2, 2017. The Company filed its response brief on December 8, 2017 and the plaintiffs filed their reply brief on December 22, 2017. Oral argument on the plaintiffs’ appeal was heard by the Second Circuit on March 16, 2018.

On May 1, 2018, the Second Circuit affirmed the District Court’s order dismissing the plaintiffs’ Second Amended Complaint in its entirety for failure to state a claim under the U.S. securities laws.

(c)          2018 United States class actions

Two putative class action complaints were filed against the Company and certain of its officers in the United States District Court for the Southern District of New York, one on September 7, 2018 and the other on October 19, 2018. The complaints have been filed on behalf of an alleged class of all persons and entities who purchased or acquired shares of the Company between July 21, 2016 and September 6, 2018, and relate to public disclosures of the Company made between July 2016 and September 2018 regarding the Brucejack Mine. The Company has been served with one of the two complaints. Aurico Gold Fund LP has filed a motion to consolidate the two cases, appoint itself as lead plaintiff, and approve lead plaintiff’s selection of counsel. The Company has retained legal counsel in connection with these matters.

The Company believes that the allegations made against it and its officers in the aforementioned complaints are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for these actions.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except for share data)

23.                               CONTINGENCIES (Cont’d)

(d)         Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia. The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. It is expected that the four actions will be joined.

The Company believes that the allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.

APPENDIX C

MANAGEMENT’S DISCUSSION AND ANALYSIS

PRETIUM RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of Pretium Resources Inc. (“Pretivm”, the “Company”, “we” or “us”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of the Company. This MD&A should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2018 and 2017 as publicly filed in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website, and in the United States on the EDGAR sections of the Securities and Exchange Commission (“SEC”) website.

We have prepared the audited consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The Company’s functional and presentation currency is the United States dollar. References to “$” or “USD” are to United States dollars, while references to “C$” or “CAD” are to Canadian dollars. All dollar amounts in this MD&A are expressed in thousands of USD, except for share and per ounce data, unless otherwise noted or the context otherwise provides.

This MD&A is prepared as of February 14, 2019 and includes certain statements that may be deemed “forward-looking information”, “forward-looking statements”, “future-oriented financial information” and “financial outlook”. We direct readers to the section “Statement Regarding Forward-Looking Information” included within this MD&A.

Certain non-IFRS financial performance measures are included in this MD&A. We believe that these measures, in addition to measures prepared in accordance with IFRS, provide readers with an improved ability to evaluate the underlying performance of the Company and compare our results to other companies. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers. The non-IFRS financial performance measures included in this MD&A are: cost of sales per ounce of gold sold; total cash costs; all-in sustaining costs (“AISC”); average realized gold price and average realized cash margin; adjusted earnings and adjusted basic earnings per share; earnings from mine operations; and working capital. Refer to the “Non-IFRS Financial Performance Measures” section for further details and reconciliations of such non-IFRS measures.

Additional information relating to us, including our Annual Information Form and Form 40-F, each dated March 28, 2018, is available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

FOURTH QUARTER 2018 SUMMARY

Operational summary

•                  Gold production totaled 96,342 ounces compared to 70,281 ounces in the comparable period in 2017.

•                  Mill feed grade averaged 11.5 grams per tonne gold compared to 8.2 grams per tonne gold in the comparable period in 2017.

•                  Gold recoveries averaged 97.0% compared to 95.8% in the comparable period in 2017.

•                  Process plant throughput averaged 2,903 tonnes per day for a total of 267,048 tonnes of ore compared to 2,951 tonnes per day for a total of 271,501 tonnes of ore in the comparable period in 2017.

•                  Received amended permits to increase production 40% to an annual rate of 1.387 million tonnes (daily average of 3,800 tonnes).

Financial summary

•                  The Company generated revenue of $108,596 compared to revenue of $107,058 in the comparable period in 2017. Revenue includes a gain on trade receivables at fair value related to provisional pricing adjustments of $285 (2017 — $594).

•                  The sale of 89,011 ounces of gold contributed $107,161 of revenue at an average realized price(1) of $1,204 per ounce. In the comparable period in 2017, the sale of 86,514 ounces of gold contributed $104,794 at an average realized price(1) of $1,211 per ounce.

•                  Total cost of sales was $72,479 or $814 per ounce of gold sold(1). In the fourth quarter of 2017, total cost of sales was $80,168 or $927 per ounce of gold sold(1). Total cost of sales includes production costs, depreciation and depletion, royalties and selling costs.

•                  Total cash cost(1) was $610 per ounce of gold sold resulting in an average realized cash margin(1) of $594 per ounce of gold sold. In the comparable period in 2017, total cash cost(1) was $700 per ounce of gold sold resulting in an average realized cash margin(1) of $511 per ounce of gold sold.

•                  AISC(1) was $784 per ounce of gold sold compared to $893 per ounce of gold sold in the comparable period in 2017.

•                  Earnings from mine operations(1) of $36,117 for the three months ended December 31, 2018 compared to $26,890 in the comparable period in 2017.

•                  Net earnings were $2,847 for the three months ended December 31, 2018 compared to a net loss of $2,720 in the comparable period in 2017. Adjusted earnings(1) were $20,177 for the three months ended December 31, 2018 compared to $12,742 in the comparable period in 2017.

•                  Cash generated by operations was $42,886 for the three months ended December 31, 2018 compared to $33,408 in the comparable period in 2017.

•                  On December 18, 2018, the Company closed a $480,000 debt facility with a syndicate of financial institutions arranged by the Bank of Nova Scotia, ING Capital LLC and SG Americas Securities, LLC to refinance the existing construction Credit Facility (defined below).

1  Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

•                  On December 18, 2018, the Company repurchased 100% of the callable 8% gold and silver Stream Obligation (defined below) for $237,000.

•                  The Company reduced total debt by $179,724 with the repurchase of the Stream Obligation and refinancing of the construction Credit Facility and substantially reduced its average financing cost.

H2 2018 guidance

•                  The Company produced 188,983 ounces of gold in the second half of 2018, achieving 95% of guidance of 200,000 gold ounces.

•                  The Company achieved its financial guidance of $710 to $770 per ounce of gold sold for the second half of 2018 with AISC(2) of $745 per ounce of gold sold.

FULL-YEAR 2018 SUMMARY

Operational summary(1)

•                  Production totaled 376,012 ounces of gold and 422,562 ounces of silver. The comparable period for the year ended December 31, 2017 included production for only the six months ended December 31, 2017 as the Company achieved commercial production in the third quarter 2017 on July 1, 2017.

•                  Mill feed grade averaged 11.9 grams per tonne gold and gold recoveries averaged 97.3% for the year ended December 31, 2018.

•                  Process plant throughput averaged 2,755 tonnes per day for a total of 1,005,603 tonnes of ore for the year ended December 31, 2018.

Financial summary(1)

•                  The Company generated revenue of $454,556. Revenue includes a loss on trade receivables at fair value related to provisional pricing adjustments of $3,059. The sale of 367,428 ounces of gold contributed $452,253 of revenue at an average realized price(2) of $1,231 per ounce.

•                  Total cost of sales, which includes production costs, depreciation and depletion, royalties and selling costs was $303,927 or $827 per ounce of gold sold(2). Total cash cost(2) was $623 per ounce of gold sold resulting in an average realized cash margin(2) of $608 per ounce of gold sold. AISC(2) was $764 per ounce of gold sold.

•                  As at December 31, 2018, there were 12,055 ounces of gold doré and 4,971 ounces of gold in concentrate in finished goods inventory recorded at cost of $749 per ounce which includes depreciation and depletion.

•                  Earnings from mine operations(2) of $150,629 for the year ended December 31, 2018.

•                  Net earnings were $36,620 for the year ended December 31, 2018 compared to a net loss of $16,453 in the comparable period in 2017. Adjusted earnings(2) were $99,349 for the year ended December 31, 2018 compared to $17,426 in the comparable period in 2017.

•                  Cash generated by operations was $197,244 for the year ended December 31, 2018 compared to $73,321 in the comparable period in 2017.

1  Data for the year ended December 31, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to December 31, 2017, unless otherwise noted.

2  Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

KEY OPERATING AND FINANCIAL STATISTICS

The operating and financial data for the periods are as follows:

		For the three months ended		For the year ended
In thousands of USD,		December 31,	December 31,	December 31,	December 31,
except where noted		2018	2017	2018	2017
Operating data(1)
Ore mined	t	283,136	280,671	1,055,208	552,205
Mining rate	tpd	3,078	3,051	2,891	3,001
Ore milled	t	267,048	271,501	1,005,603	532,763
Head grade	g/t Au	11.5	8.2	11.9	9.4
Recovery	%	97.0	95.8	97.3	96.2
Mill throughput	tpd	2,903	2,951	2,755	2,895
Gold ounces produced	oz.	96,342	70,281	376,012	152,484
Silver ounces produced	oz.	113,886	96,004	422,562	179,237
Gold ounces sold	oz.	89,011	86,514	367,428	141,927
Silver ounces sold	oz.	82,380	107,900	372,090	127,746
Financial data
Revenue(1)		$108,596	107,058	454,556	177,933
Earnings from mine operations(1,2)		$36,117	26,890	150,629	52,853
Net earnings (loss) for the period		$2,847	(2,720)	36,620	(16,453)
Per share - basic	$/share	0.01	(0.01)	0.20	(0.09)
Per share - diluted	$/share	0.01	(0.01)	0.20	(0.09)
Adjusted earnings(2)		$20,177	12,742	99,349	17,426
Per share - basic(2)	$/share	0.11	0.07	0.54	0.10
Total cash and cash equivalents		$45,407	56,285	45,407	56,285
Cash generated by operating activities		$42,886	33,408	197,244	73,321
Total assets		$1,613,418	1,671,537	1,613,418	1,671,537
Long-term debt(3)		$456,254	293,029	456,254	293,029
Total cash costs(1,2)	$/oz	610	700	623	683
All-in sustaining costs(1,2)	$/oz	784	893	764	852
Average realized price(1,2)	$/oz	1,204	1,211	1,231	1,239
Average realized cash margin(1,2)	$/oz	594	511	608	556

(1)             Data for the year ended December 31, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to December 31, 2017.

(2)             Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

(3)             Long-term debt does not include the current portions of the Company’s Loan Facility (defined below) and Offtake Obligation (defined below) in the amount of $85,961 as at December 31, 2018.

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

We operate our 100% owned Brucejack Mine located in northwestern British Columbia. The Brucejack Mine is comprised of four mining leases and six mineral claims totaling 3,304 hectares in area and forms part of our contiguous claims package that comprises over 122,000 hectares. The Brucejack Mine is an intermediate, low-cost, high-grade gold underground mine that started commercial production in July 2017 and achieved steady state production in the second quarter of 2018. Amended permits were received in December 2018 to increase throughput 40% to an annual average of 1.387 million tonnes or 3,800 tonnes per day. Our current focus is the ramp-up of gold production to this rate.

Our exploration and evaluation assets are the Snowfield Project and Bowser Claims. The Snowfield Project mineral claims are in good standing until 2029, and we continue to conduct baseline environmental studies for potential future development of that project. Grassroots exploration is on-going at the Bowser Claims, with several gold prospects identified for further evaluation. The Bowser Claims are in good standing until 2029.

OPERATING RESULTS

Gold and silver production

During the three months ended December 31, 2018, the Brucejack Mine produced 96,342 ounces of gold and 113,886 ounces of silver. Gold production increased 37% compared to the comparable period in 2017 where the Company produced 70,281 ounces of gold. The increase in production was the result of an increase in head grade and recovery.

During the three months ended December 31, 2018, the Company sold 89,011 ounces of gold and 82,380 ounces of silver compared to 86,514 ounces of gold and 107,900 ounces of silver in the comparable period in 2017. The increase in gold ounces sold was the result of increased gold production offset by timing of concentrate sales in 2017.

During the year ended December 31, 2018, the Brucejack Mine produced 376,012 ounces of gold and 422,562 ounces of silver. During the same period, the Company sold 367,428 ounces of gold and 372,090 ounces of silver. The comparable data for the year ended December 31, 2017 included production and sales for only the six months ended December 31, 2017 as the mine commenced commercial production as of July 1, 2017.

As at December 31, 2018, there were 12,055 ounces of gold doré and 4,971 ounces of gold in concentrate in finished goods inventory recorded at cost of $749 per ounce which includes depreciation and depletion.

Processing

During the three months ended December 31, 2018, a total of 267,048 tonnes of ore, equivalent to a throughput rate of 2,903 tonnes per day, were processed. This was a decrease from the comparable period in 2017, in which a total of 271,501 tonnes of ore, equivalent to a throughput rate of 2,951 tonnes per day, were processed. The tonnes of ore processed decreased in the period due to permitting restrictions.

During the year ended December 31, 2018, a total of 1,005,603 tonnes of ore, equivalent to a throughput rate of 2,755 tonnes per day, were processed. The comparable data for the year ended December 31, 2017 included production for only the six months ended December 31, 2017 as the mine commenced commercial production as of July 1, 2017.

The mill feed grade averaged 11.5 grams per tonne gold for the quarter compared to 8.2 grams per tonne gold in the comparable period in 2017. The increase in mill feed grade was the result of the improved stope availability and an operational grade control system.

For the year ended December 31, 2018, the mill feed grade averaged 11.9 grams per tonne gold. Gold production reflects the integration of the operational grade control program which comprises drilling, sampling and local modelling. The grade control model continues to be refined as additional operational data becomes available.

Gold recovery for the quarter increased from 95.8% in 2017 to 97.0% in 2018, as a result of mill optimization. Gold recovery was 97.3% for the year ended December 31, 2018.

On December 20, 2017, the Company submitted an application to the BC Ministry of Energy, Mines and Petroleum Resources and the BC Ministry of Environment and Climate Change Strategy to increase the Brucejack Mine production rate from 2,700 tonnes per day to 3,800 tonnes per day.

On December 14, 2018, the Company received the amended permits to increase the Brucejack Mine production rate to 3,800 tonnes per day. The amended permits provide for a 40% production increase to an annual rate of 1.387 million tonnes from 0.99 million tonnes (daily average of 3,800 tonnes from 2,700 tonnes).

Minor mill upgrades to support the production rate increase will be completed during regularly scheduled mill shutdowns in 2019 with a corresponding ramp-up to 3,800 tonnes per day production rate by year end. These upgrades are estimated to cost less than $15,000.

Mining

During the three months ended December 31, 2018, 283,136 tonnes of ore were mined, equivalent to a mining rate of 3,078 tonnes per day compared to 280,671 tonnes of ore, equivalent to a mining rate of 3,051 tonnes per day in the comparable period in 2017.

During the year ended December 31, 2018, 1,055,208 tonnes of ore were mined, equivalent to a mining rate of 2,891 tonnes per day. The comparable data for the year ended December 31, 2017 including production for only the six months ended December 31, 2017 as the mine commenced commercial production as of July 1, 2017.

Mine development advanced at a rate of approximately 820 meters per month during the fourth quarter. Mine development will increase to approximately 1,000 meters per month to support the ramp-up to a 3,800 tonnes per day production rate by year end. An updated mine plan is being finalized to support the ramp up and increase production to 3,800 tonnes per day by year end.

Sustaining capital expenditures

During the three months ended December 31, 2018, the Company incurred $3,720 on sustaining capital compared to $4,533 in the comparable period in 2017. Significant sustaining capital expenditures during the period included capitalized development costs, portal rehabilitation and the purchase of drills. In the comparable period in 2017, sustaining capital expenditures were focused on the paste booster station, the grade control sampling station and capitalized development costs.

During the year ended December 31, 2018, the Company incurred $16,533 on sustaining capital. Sustaining capital expenditures included capitalized underground development costs, the purchase of a Smithers warehouse and the installation of ground water wells.

Vertical development costs, such as the costs to build new ventilation raises and access ramps that enable the Company to physically access ore underground on multiple mining levels, are capitalized. All level development is expensed.

2018 GUIDANCE AND PRODUCTION RECONCILIATION

H2 2018 financial guidance

AISC(1) for the second half of 2018 was $745 per ounce of gold sold which was well within our financial guidance range of $710 to $770 per ounce of gold sold.

H2 2018 production guidance

During the fourth quarter, 96,342 ounces of gold was produced for a total of 188,983 ounces of gold production for the second half of 2018, achieving 95% of the second half production guidance of 200,000 to 220,000 ounces. During the first half of 2018, the mine produced over 187,000 ounces of gold achieving gold production guidance of 150,000 to 200,000 ounces.

Stream repurchase and debt refinancing

We repurchased 100% of the precious metals stream and refinanced the existing construction Credit Facility during the fourth quarter without issuing equity.

1  Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

2018 Reconciliation

Reconciliation to the Valley of the Kings global resource model for the period January 1, 2018 to December 31, 2018 was approximately 90%. The modeled ounces for the areas mined during 2018 were predicted to be 424,760 ounces (delivered to the mill) at 13.23 grams per tonne and 998,854 tonnes; while the actual ounces for the areas mined were determined to be 384,889 ounces (delivered to the mill) at 11.90 grams per tonne and 1,005,603 tonnes. The reconciliation to the resource model for the period April 1, 2018 to December 31, 2018 improved to approximately 92% when the grade control program became fully operational. The modeled gold ounces for the areas mined for this nine month period were predicted to be 331,672 ounces (delivered to the mill) at 13.08 grams per tonne and 788,480 tonnes; while the actual gold ounces for the areas mined were determined to be 308,073 ounces (delivered to the mill) at 12.88 grams per tonne and 744,160 tonnes. Reconciliation improved in 2018 compared to the period August 1, 2017 to December 31, 2017 when reconciliation to the resource model was approximately 75% to 80%. In 2018, ore was mined from 47 stopes over eight levels from the 1200-meter to the 1410-meter level across a distance ranging 290 meters east to west and 155 meters north to south.

2019 OUTLOOK

2019 production and financial guidance

Gold production at Brucejack for 2019 is expected in the range of 390,000 ounces to 420,000 ounces with gold production guidance accounting for the planned production ramp-up from 2,700 tonnes per day to 3,800 tonnes per day over the course of 2019. Production is expected to average 3,500 tonnes per day in 2019, with production starting the year off at roughly 3,000 tonnes per day and ramping up to 3,800 tonnes per day by year end. Gold grade is expected to average approximately 10.4 grams per tonne over the course of 2019. The lower grade in 2019 reflects the sequencing of stopes in the mine plan to achieve the development ramp up to the 3,800 tonnes per day production rate, working within geotechnical and ventilation constraints. The average gold grade is representative of the areas to be mined in 2019 and is not representative of the estimated life of mine grade, which will be provided in the second quarter (refer to the “Updated mineral resource and mineral reserve estimate” section below). Guidance for 2019 is subject to change contingent on the success of production ramp-up, with grade and tonnes increasing through the second half of the year.

AISC(1) for the 2019 fiscal year is expected to range from $775 per ounce gold sold to $875 per ounce gold sold. AISC(1) includes $15,000 for one-time sustaining capital expenditures such as access road and camp upgrades, an underground maintenance shop and a back-up underground paste booster pump. AISC(1) also includes approximately $23,000 for growth-oriented expenses such as resource expansion drilling and an additional 300 meters per month of underground development associated with the production ramp-up from 2,700 to 3,800 tonnes per day (an increase from 700 meters per month to 1,000 meters per month).

1  Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Debt and debt reduction

On December 18, 2018, the Company completed a $480,000 Loan Facility with a syndicate of financial institutions to refinance the existing construction Credit Facility. The Loan Facility is comprised of a $250,000 Term Facility (defined below) and a $230,000 Revolving Facility (defined below) which reduces to $200,000 in June 2019.

In December 2018, we reduced our total debt by $179,724 and substantially reduced our cost of debt.

The Company is targeting debt reduction of approximately $140,000 from operating cash flow during 2019, based on a gold price of $1,250 per ounce and a USD:CAD exchange rate of $0.78.

Under the Loan Facility, up to $40,000 is available annually, commencing in 2020, to repurchase shares or pay dividends, subject to compliance with certain financial covenants.

Updated Mineral Resource and Mineral Reserve estimates

Updated Mineral Resource and Mineral Reserve estimates for the Valley of the Kings and an updated life of mine plan for the Brucejack Mine will be provided early in the second quarter of 2019.

A webcast technical session with management is planned to coincide with the release of these updates and will also provide an overview of grade reconciliation, updated geological interpretation and mining initiatives among other things.

2019 BRUCEJACK MINE DRILL PROGRAM

Valley of the Kings Resource Expansion Drilling

The 2019 underground exploration drill program will be primarily focused on expanding the current mineral resource and reserve at the Valley of the Kings. Zones at depth, to the east, west and north-east of the Valley of the Kings resource will be drilled as part of an approximately 70,000-meter drill program planned for 2019.

Areas at depth below, to the east and to the north-east of the currently defined mineral resource are considered highly prospective for additional resource expansion. Previous drilling programs indicated the continuation of high grade gold mineralization vertically below the deposit, as well as to the east. Furthermore, a re-interpretation of previous drill results indicates the presence of a repetition, through faulting, of the key stratigraphy that hosts high-grade gold mineralization in the Valley of the Kings.

Underground Exploration Drilling for Porphyry Source

In 2018, two 1,500-meter holes drilled east from the Valley of the Kings intersected Brucejack-style mineralization throughout (see news release dated June 18, 2018). Drilling demonstrated mineralization continuity between the Valley of the Kings and the Flow Dome Zone, an area approximately 1,000 meters east of the Brucejack Mine.

In addition, the drilling intersected anomalous copper and molybdenum mineralization, which coupled with mineralogical indicators, suggest proximity to porphyry-style mineralization at depth.  Over the summer of 2018, a surface geophysical program along with mineral chemistry evaluation was conducted to follow-up on the successful underground exploration drilling.

The drill results, along with geophysics and mineral chemistry, are currently being integrated to refine targeting of this zone for subsequent drilling.  Plans are to drill two targeted holes to further test the porphyry potential below the Flow Dome Zone.

Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Vice President, Geology and Chief Geologist, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for the Brucejack Mine grade control program and reconciliation of 2018 production along with the Brucejack Mine resource and exploration drilling, and has reviewed and approved the scientific and technical information contained in this MD&A relating thereto.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the QP responsible for Brucejack Mine development, and has reviewed and approved the scientific and technical information contained in this MD&A relating thereto.

REGIONAL EXPLORATION

Results of the 8,000-meter regional exploration drill program conducted on the Bowser Claims confirm the presence of Brucejack style high-grade gold mineralization hosted in broad zones of low-grade stockwork. The drilling also confirmed that the property has potential to host intrusion -related copper-gold mineralization, high-level epithermal mineralization and volcanogenic massive sulphide mineralization similar to the Eskay Creek Mine. Additional drilling is being planned to further evaluate these targets in 2019.

The wholly-owned, approximately 1,200-square-kilometer Bowser Claims, located east of the Brucejack Mine, include the American Creek, Bluffy, and Koopa Zones, along with the newly discovered Upper Kirkham Zone.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the QP responsible for the regional grass-roots exploration program, and has reviewed and approved the scientific and technical information in this MD&A related thereto.

ADDITIONAL CLAIMS

Our claims also include the Snowfield Project which borders Brucejack to the north and is comprised of one mineral claim with an area of 1,217 hectares. Since we acquired the Snowfield Project in 2010, we have continued to carry out environmental studies in conjunction with Brucejack. Snowfield represents a longer-term gold opportunity for our shareholders.

Our Bowser Claims border Brucejack and Snowfield to the east and are comprised of 337 claims with an area of 120,811 hectares. We continue to carry out grassroots exploration on our Bowser Claims.

FINANCIAL RESULTS

	For the three months ended		For the year ended
	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017
Revenue	$108,596	$107,058	$454,556	$177,933

Cost of sales	72,479	80,168	303,927	125,080

Earnings from mine operations	36,117	26,890	150,629	52,853

Corporate administrative costs	6,758	5,702	15,788	18,816

Operating earnings	29,359	21,188	134,841	34,037

Interest and finance expense	(17,733)	(15,483)	(66,926)	(30,655)
Interest and finance income	950	121	2,728	527
Foreign exchange gain (loss)	(381)	521	(46)	667
Loss on financial instruments at fair value	(10,736)	(8,460)	(17,113)	(26,430)

Earnings (loss) before taxes	1,459	(2,113)	53,484	(21,854)

Current income tax expense	(750)	(1,015)	(4,196)	(1,621)
Deferred income tax (expense) recovery	2,138	408	(12,668)	7,022

Net earnings (loss) for the year	$2,847	$(2,720)	$36,620	$(16,453)

Other comprehensive earnings (loss), net of tax
Items that will not be reclassified to earnings or loss:
Change in fair value attributable to change in credit risk of financial instruments designated at fair value through profit or loss	688	—	5,543	—

Comprehensive earnings (loss) for the year	$3,535	$(2,720)	$42,163	$(16,453)

Three months ended December 31, 2018 compared to the three months ended December 31, 2017

Net earnings for the three months ended December 31, 2018 were $2,847 compared to a net loss of $2,720 for the comparable period ended December 31, 2017. The increase in net earnings was mainly attributed to an increase in earnings generated from operations offset by an increase in interest and finance expense and an increase in the loss on financial instruments at fair value. Earnings from mine operations were $36,117 for the three months ended December 31, 2018 compared to $26,890 for the three months ended December 31, 2017.

Net comprehensive earnings for the three months ended December 31, 2018 were $3,535 compared to net comprehensive loss of $2,720 for the comparable period ended December 31, 2017. The gain in fair value attributable to the change in credit risk of financial instruments designated at fair value through profit or loss (“FVTPL”) net of deferred tax in the amount of $688, was the result of a decrease in the Company’s credit risk associated with the Stream Obligation.

Revenue

The Company generated revenue of $108,596 in the fourth quarter, which included $108,311 of revenue from contracts with customers plus a gain on trade receivables at fair value related to provisional pricing adjustments of $285. During the comparable period in 2017, the Company generated revenue of $107,058 which included $104,794 of revenue from contracts with customers plus a gain on trade receivables at fair value related to provisional pricing adjustments of $594.

The Company sold 89,011 ounces of gold in the fourth quarter, at an average realized price(1) of $1,204 per ounce generating $107,161 in revenue from contracts with customers. The Company sold 82,380 ounces of silver generating $1,150 in revenue. Treatment costs and refining charges associated with concentrate sales, in the amount of $4,474, were included within concentrate revenue. The average London Bullion Market Association (“LBMA”) AM and PM market price over the quarter ended December 31, 2018 was $1,227 per ounce.

Cost of sales

Cost of sales for the three months ended December 31, 2018 were $72,479 or $814 per ounce of gold sold(1) compared to $80,168 or $927 per ounce of gold sold(1) in the comparable period in 2017. Cost of sales includes production costs, depreciation and depletion, royalties and selling costs and changes in inventories to reflect the difference between produced and sold ounces. The improvement in cost of sales per ounce of gold sold(1) is primarily the result of higher gold ounces produced.

Production costs

Production costs for the three months ended December 31, 2018 were $52,190 compared to $58,521 in the comparable period in 2017. Production costs include mining, processing, maintenance, site administration costs and site share-based compensation. Production costs decreased due to timing of sales compared to the comparable period (movement of costs in inventory), decreases in consultants and contractors related to surface operations offset by increases in salaries and benefits. During the quarter, costs were incurred for level development at the Brucejack Mine at approximately 820 meters per month.

A majority of production costs were incurred in Canadian dollars. During the three months ended December 31, 2018, the average foreign exchange rate was C$1.3204 to $1.00.

Depreciation and depletion

Depreciation and depletion for the three months ended December 31, 2018 was $16,524 compared to $17,272 in the comparable period in 2017. The decrease in depreciation and depletion is due to timing of sales compared to the comparable period (movement of costs in inventory). The majority of the Company’s depreciation and depletion is determined using the units of production method based on total ounces produced over the estimated proven and probable reserves.

1  Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Royalties and selling costs

During the three months ended December 31, 2018, the Company incurred $3,283 (2017 — $4,120) in selling costs and $482 (2017 — $255) in royalty expense. Refer to the “Commitments” section of this MD&A. Selling costs included transportation costs which were $3,058 (2017 — $3,502). The decrease in selling costs, including transportation costs were due to a decrease in trucking costs for concentrate inventory.

Total cash cost(1) and AISC(1)

Total cash costs(1) for the three months ended December 31, 2018 were $610 per ounce sold compared to $700 per ounce sold in the comparable period in 2017. Total cash costs improved due to higher gold ounces sold in the period.

AISC(1) for the three months ended December 31, 2018 totaled $784 per ounce sold compared to $893 per ounce sold in the comparable period in 2017. AISC(1) improved due to higher gold ounces sold in the period. Sustaining capital expenditures amounted to $3,720 (including $793 deferred development costs incurred during production).

Corporate administrative costs

Corporate administrative costs for the three months ended December 31, 2018 were $6,758 compared to $5,702 in the comparable period in 2017.

Salaries and benefits for the three months ended December 31, 2018 were $3,387 compared to $2,935 in the comparable period in 2017. The increase in salaries and benefits was due to increased head count in the corporate head office.

Share-based compensation for the three months ended December 31, 2018 was $1,857 compared to $1,766 in the comparable period in 2017. The increase in share-based compensation was due to the timing of vesting for stock options and cash-settled restricted share units.

Interest and finance expense

During the three months ended December 31, 2018, the Company incurred interest and finance expense of $17,733 compared to $15,483 in the comparable period in 2017.

The Company incurred $14,352 (2017 - $13,288) in interest expense related to its $350,000 Credit Facility. The increase in interest expense related to the Credit Facility is the result of a higher loan balance during the period compared to 2017, which included accrued interest of 7.5% per annum. Interest payable associated with the Credit Facility was settled upon repayment.

The Company incurred $1,178 (2017 — nil) in interest expense related to its $480,000 Loan Facility.

1  Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Interest and finance income

During the three months ended December 31, 2018, the Company earned interest and finance income of $950 compared to $121 in the comparable period in 2017. The increase in interest and finance income was the result of a higher cash and cash equivalents balance throughout the period.

Loss on financial instruments at fair value

In September of 2015, we completed the $540,000 construction financing (the “Construction Financing”) with two lending parties. The financing was comprised of a senior secured term credit facility for $350,000 (the “Credit Facility”), a $150,000 prepayment under the callable gold and silver stream agreement (the “Stream Agreement”) pursuant to which the Company was obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 and a payment of $20,000 (the “Stream Obligation”), and a private placement of our common shares for $40,000.

The Construction Financing included prepayment and term extension options on the Credit Facility, the Offtake Obligation (defined in the “Commitments” section of this MD&A) and the Stream Obligation which were recorded on our statement of financial position at fair value. During the three months ended December 31, 2018, the changes in fair value of the Offtake Obligation and Stream Obligation were a function of decreases in the gold price, decrease in market expectations of future gold prices, gold price volatility, a decrease in interest rates, a decrease in credit spread and changes to the estimated production schedule.

The change in fair value of the Offtake Obligation resulted in a loss of $3,815 (2017 — $2,474). The change in fair value of the Stream Obligation was a loss of $3,904 (2017 - $5,712); of this change in fair value on the Stream Obligation, a fair value loss of $5,277 (2017 - $5,712) was recognized in the statement of earnings (loss) and a fair value gain due to the impact of change in the Company’s credit risk of $1,373 (2017 — nil) was recognized in other comprehensive earnings (loss).

On December 18, 2018, the Company repurchased 100% of the Stream Obligation for $237,000. With the repurchase of the Stream Obligation, the volatility associated with the fair value adjustments on the Stream Obligation will no longer impact the statement of earnings (loss).

The prepayment and extension options in the Credit Facility decreased in value due to a decrease in interest rate and the passage of time resulting in a loss of $1,644 (2017 — $274). As the Credit Facility was refinanced with the Loan Facility, the volatility associated with the fair value adjustments on prepayment and extension options will no longer impact the statement of earnings (loss).

Current and deferred income taxes

The Company is subject to Canadian federal and British Columbia (“BC”) provincial income taxes with an aggregate rate of 27%. The Company is also subject to the BC Mineral Tax, which is accounted for as an income tax. The BC Mineral Tax requires initial payments of 2% of net current proceeds until initial construction tax pools are utilized, after which a rate of 13% applies. The BC

Mineral Tax is calculated in CAD. As the mine has reached steady-state operations and previously unrecognized tax benefits recorded, the anticipated effective tax rate on mine operating earnings is 36.5% in future periods. Corporate administrative costs, interest and finance expense and other items will be deductible for federal and provincial income taxes only.

For the three months ended December 31, 2018, current income tax expense was $750 related to the 2% net current proceeds portion of the BC Mineral Tax compared to $1,015 in the comparable period in 2017.

For the three months ended December 31, 2018, deferred income tax recovery was $2,138 compared to $408 in the comparable period in 2017.

Year ended December 31, 2018 compared to the year ended December 31, 2017

Net earnings for the year ended December 31, 2018 were $36,620 compared to a net loss of $16,453 for the comparable period ended December 31, 2017. The increase in net earnings (loss) was mainly attributed to earnings generated from mine operations (as the Company did not have mine operations for the entire comparable period as commercial production was achieved on July 1, 2017) and a decrease in the loss on financial instruments at fair value offset by an increase in interest and finance expense and deferred income tax expense. Earnings from mine operations were $150,629 for the year ended December 31, 2018 compared to $52,853 for the comparable period ended in 2017.

Net comprehensive earnings for the year ended December 31, 2018 were $42,163 compared to net comprehensive loss of $16,453 for the comparable period ended December 31, 2017. The gain in fair value attributable to the change in credit risk of financial instruments designated at FVTPL net of deferred tax in the amount of $5,543, was the result of a decrease in the Company’s credit risk associated with the Stream Obligation.

Revenue

The Company generated revenue of $454,556 for the year ended December 31, 2018, which included $457,615 of revenue from contracts with customers less a loss on trade receivables at fair value related to provisional pricing adjustments of $3,059. The comparable data for the year ended December 31, 2017 included sales and cost of sales for only the six months ended December 31, 2017 as the mine commenced commercial production as of July 1, 2017.

The Company sold 367,428 ounces of gold in the year ended December 31, 2018, at an average realized price(1) of $1,231 per ounce generating $452,253 in revenue from contracts with customers. The Company sold 372,090 ounces of silver generating $5,362 in revenue. Treatment costs and refining charges associated with concentrate sales, in the amount of $17,074, were included within concentrate revenue. The average LBMA AM and PM market price over the year ended December 31, 2018 was $1,269 per ounce.

1  Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Cost of sales

Cost of sales for the year ended December 31, 2018 were $303,927 or $827 per ounce of gold sold(1). Cost of sales includes production costs, depreciation and depletion, royalties and selling costs and changes in inventories to reflect the difference between produced and sold ounces.

Production costs

Production costs for the year ended December 31, 2018 were $216,933. Production costs include mining, processing, maintenance, site administration costs and site share-based compensation. During the year ended December 31, 2018, costs were incurred for level development at the Brucejack Mine at approximately 790 meters per month.

A majority of production costs were incurred in Canadian dollars. During the year ended December 31, 2018, the average foreign exchange rate was C$1.2957 to $1.00.

Depreciation and depletion

Depreciation and depletion for the year ended December 31, 2018 was $67,340. The majority of the Company’s depreciation and depletion is determined using the units of production method based on total ounces produced over the estimated proven and probable reserves.

Royalties and selling costs

During the year ended December 31, 2018, the Company incurred $18,758 in selling costs and $896 in royalty expense. Selling costs included transportation costs which were $17,383.

Total cash costs(1) and AISC(1)

Total cash costs(1) for the year ended December 31, 2018 were $623 per ounce sold. AISC(1) for the year ended December 31, 2018 totaled $764 per ounce sold. Sustaining capital expenditures amounted to $16,533 (including $3,241 deferred development costs incurred during production).

Corporate administrative costs

Corporate administrative costs for the year ended December 31, 2018 were $15,788 compared to $18,816 in the comparable period in 2017.

Salaries and benefits for the year ended December 31, 2018 were $6,026 as compared to $9,710 in the comparable period in 2017. The decrease was primarily due to $4,469 expensed in the comparable period related to the retirement allowance clause in the employment agreement executed with the Executive Chairman; refer to the “Related Party Transactions” section below. This was offset by an increase in headcount at the corporate head office.

Share-based compensation for the year ended December 31, 2018 was $4,140 compared to $4,846 in the comparable period in 2017. The decrease in share-based compensation was due to the decrease in the Company’s share price used to value cash-settled restricted share units.

1  Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Interest and finance expense

During the year ended December 31, 2018, the Company incurred interest and finance expense of $66,926 compared to $30,655 in the comparable period in 2017. All interest and finance expenses incurred prior to July 1, 2017 were capitalized as borrowing costs to the Brucejack Mine.

The Company incurred $56,834 in interest expense related to the Credit Facility. The 7.5% per annum cash interest payable associated with the Credit Facility was settled upon repayment in December 2018.

The Company incurred $7,818 in interest expense related to the convertible notes of which $2,250 was interest at a rate of 2.25% per annum and $5,568 was accretion of the convertible notes. During the year ended December 31, 2018, the Company paid interest in the amount of $2,250 to the holders of the convertible notes.

Interest and finance income

During the year ended December 31, 2018, the Company earned interest and finance income of $2,728 compared to $527 in the comparable period in 2017. The increase in interest and finance income was the result of a higher cash and cash equivalents balance throughout the period and in the comparable period, interest income earned on proceeds from the Construction Financing and convertible notes were capitalized to mineral properties, plant and equipment.

Loss on financial instruments at fair value

The Construction Financing includes prepayment and term extension options on the Credit Facility, the Offtake Obligation and the Stream Obligation which are recorded on our statement of financial position at fair value. During the year ended December 31, 2018, the changes in fair value of the Offtake Obligation and Stream Obligation were a function of decreases in the gold price, decrease in market expectations of future gold prices, gold price volatility, a decrease in interest rates, a decrease in credit spread and changes to the estimated production schedule.

The change in fair value of the Offtake Obligation resulted in a gain of $3,593 in 2018 (2017 — loss of $11,926). The change in fair value of the Stream Obligation was a loss of $12,980 (2017 - $23,000); of this change in fair value on the Stream Obligation, a fair value loss of $20,574 (2017 - $23,000) was recognized in the statement of earnings (loss) and a fair value gain due to the impact of change in the Company’s credit risk of $7,594 (2017 — nil) was recognized in other comprehensive earnings (loss).

The prepayment and extension options in the Credit Facility decreased in value due to an increase in interest rate and the passage of time, resulting in a loss of $132 (2017 — $1,624).

Current and deferred income taxes

For the year ended December 31, 2018, current income tax expense was $4,196 related to the 2% net current proceeds portion of the BC Mineral Tax compared to $1,621 in the comparable period in 2017.

During the year ended December 31, 2018, our effective tax rate was 31.5%. Excluding the effect of foreign exchange on our BC Mineral Tax pools and the benefit of the Offtake Obligation for BC Mineral Tax, our effective tax rate was 28.6%. This rate is lower than our expected steady state operations rate as a function of the recognition of previously unrecognized income tax benefits during the period. All of our previously unrecognized income tax attributes were recognized during the year. We will also continue to experience effective tax rate volatility from the CAD to USD foreign exchange on our BC Mineral Tax pools until those pools are fully utilized.

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

Factors that can impact the Company’s liquidity are monitored regularly and include assumptions of gold market prices, foreign exchange rates, production levels, operating costs and capital costs. Contractual obligations and other commitments that could impact the Company’s liquidity are detailed in the “Commitments” section of this MD&A. We prepare annual expenditure budgets that are approved by the Board of Directors.

Our capital structure consists of debt instruments, convertible debt instruments and equity attributable to common shareholders comprised of issued share capital, contributed surplus, accumulated comprehensive loss and accumulated deficit.

Liquidity and capital resources

Debt financing

On December 18, 2018, the Company completed a $480,000 senior secured loan facility (“Loan Facility”) with a syndicate of financial institutions arranged by the Bank of Nova Scotia, ING Capital LLC and SG Americas Securities, LLC. Pursuant to its terms, the Loan Facility is comprised of a $250,000 senior secured amortizing non-revolving credit facility (the “Term Facility”) and a $230,000 senior secured revolving credit facility (the “Revolving Facility”). The term of the Loan Facility is four years with a maturity date of December 18, 2022. The Loan Facility was fully drawn as at December 31, 2018.

The Term Facility is available by way of USD LIBOR loans, with an interest rate ranging from 2.5% to 3.5% over LIBOR based on the Company’s net leverage ratio or USD base rate loans with an interest rate ranging from 1.5% to 2.5% over the administrative agent’s base rate. The Revolving Facility is also available in various other forms, including Canadian prime loans, bankers’ acceptances, bankers’ acceptance equivalent loans and letters of credit.

The Term Facility will be repaid in equal quarterly installments of principal in the amount of $16,667 commencing at the end of the second quarter of 2019. The Revolving Facility requires a principal repayment of $30,000 on June 18, 2019, reducing the Revolving Facility to $200,000. The remaining principal of the Revolving Facility will be repaid as a bullet payment in full on the maturity date.

The Loan Facility includes standard and customary finance terms and conditions with respect to, among others, fees, representations, warranties, and covenants which, if not met, could result in an event of default. The financial covenants under the Loan Facility include maintenance of a minimum interest coverage ratio of 4.00:1.00 and a maximum leverage ratio of 3.50:1.00, and minimum tangible net worth and liquidity thresholds. The Company is in compliance with all financial and operating covenants under the Loan Facility as at the date of this MD&A.

The Loan Facility was used to refinance the Credit Facility in the amount of $422,724. The additional funds from the Loan Facility and cash on hand generated from operating activities were used to repurchase the Stream Obligation for $237,000 and for working capital.

Based on management’s cash flow projections, the Company expects that future operating and debt settlement requirements will be satisfied from operating cash flows.

Working capital(1)

Our cash and cash equivalents as at December 31, 2018 totaled $45,407, decreasing by $10,878 from $56,285 as at December 31, 2017. The decrease in cash was attributable the repurchase of the Stream Obligation offset by cash flows generated from operations of the Brucejack Mine.

The Company has a working capital(1) deficit of $48,163 as at December 31, 2018 compared a deficit of $334,409 as at December 31, 2017. Management believes future cash flows from operations and, where appropriate, selected financing sources, are sufficient to fund our operations, as well as other planned and foreseeable commitments currently estimated for 2019. These commitments include minor mill upgrades, which are estimated to cost less than $15,000 to support the production rate increase to 3,800 tonnes per day. With respect to medium- and longer-term capital requirements, management believes that operating cash flow, the Company’s active management of its operations and development activities, and where appropriate, capital available through financing sources such as debt funding, will enable the Company to meet such capital requirements.

We generated cash from operations of $197,244 for the year ended December 31, 2018 compared to $73,321 in the comparable period in 2017. For the year ended December 31, 2018, the Company delivered 371,223 ounces of gold pursuant to its Offtake Obligation. The settlement of gold ounces resulted in a decrease in the Offtake Obligation of $4,423 (2017 — $1,543) due to the realized loss attributable to the final settlement price in the defined pricing period and the gold spot price on the date of delivery.

1  Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Working capital(1) items other than cash and cash equivalents and the current portion of long-term debt consisted of inventories of $24,751 (valued at cost) and receivables and other of $18,312 offset by accounts payable and accrued liabilities of $50,672.

Inventory is comprised of $12,745 in finished metal, $11,548 in materials and supplies inventory and $458 in in-circuit inventory. Receivables and other is comprised primarily of $14,487 of trade receivables, $3,332 of prepayments and deposits and $420 of Goods and Services Tax refunds.

Accounts payable and accrued liabilities includes the employee benefit liability of $4,398 and the current portion of the restricted share unit liability of $948. Accounts payable and accrued liabilities also includes $7,158 of remaining construction related payables and holdbacks.

During the year ended December 31, 2018, the exercise of share options awards provided us with $8,353 (2017 — $13,894) of additional liquidity.

Additional sources of capital

A private placement of 227,273 flow-through common shares of the Company at a price of C$13.20 per flow-through share was completed on July 25, 2018 for total gross proceeds of approximately C$3,000. The gross proceeds from such financing were used to fund a portion of the 2018 grass-roots exploration program, which qualifies as “flow through mining expenditures” under the Income Tax Act (Canada).

A private placement of 329,000 flow-through common shares of the Company at a price of C$15.20 per flow-through share was completed in two tranches on June 30 and July 14, 2017 for total gross proceeds of $3,891 (C$5,001). The gross proceeds from such financing must be used to incur “Canadian exploration expenditures”, as defined in the Income Tax Act (Canada). As at December 31, 2018, the Company used the full amount of the gross proceeds to incur “flow through mining expenditures”, as defined in the Income Tax Act (Canada).

Cash flows

The Company’s cash flows from operating, investing and financing activities are summarized in the following table for the three months and year ended December 31, 2018:

	For the three months ended		For the year ended
In thousands of USD	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Cash flow information

Cash generated by operations	$42,886	$33,408	$197,244	$73,321
Cash used in investing activities	(2,759)	(36,392)	(27,334)	(370,501)
Cash generated by (used in) financing activities	(183,756)	6,059	(179,398)	209,036
Effect of foreign exchange rate changes on cash and cash equivalents	(1,282)	(564)	(1,390)	2,638
Change in cash and cash equivalents	$(144,911)	$2,511	$(10,878)	$(85,506)

1  Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

The Company generated $197,244 in operating cash flows for the year ended December 31, 2018 compared to $73,321 for the comparable period in 2017. The increased cash flows generated from operations relates to the financial results from operations of the Brucejack Mine for an annual period compared to a six-month period in 2017, as the Brucejack Mine achieved commercial production on July 1, 2017.

Cash used in investing activities for the year ended December 31, 2018 was $27,334 (2017 - $370,501). For the year ended December 31, 2018, cash used in investing activities was related to sustaining capital expenditures, exploration and evaluation expenditures and the payment of construction-related payables. In the comparable period in 2017, there was a significantly higher level of activity as the Company completed payments for construction and development of the Brucejack Mine.

The Company used $179,398 in financing cash flow for the year ended December 31, 2018 (2017 — generated $209,036). For the year ended December 31, 2018, the Company closed the Loan Facility for net proceeds of $472,384 which was used to repay its Credit Facility of $422,724 (principal and accrued interest). With cash available from operating activities and with additional funds from the Loan Facility, we repurchased the Stream Obligation for $237,000. In the comparable period in 2017, the Company completed the final draw on the Credit Facility of $97,000 and completed a convertible note financing for $95,795.

SUMMARY OF ANNUAL FINANCIAL RESULTS

	For the year ended
In thousands of USD, except per share data	December 31, 2018	December 31, 2017	December 31, 2016
Revenue	$454,556	$177,933	$—

Earnings from mine operations(1)	150,629	52,853	—

Net earnings (loss)	36,620	(16,453)	(61,212)

Net comprehensive earnings (loss)	42,163	(16,453)	(40,621)

Earnings (loss) per share - basic	0.20	(0.09)	(0.35)
Earnings (loss) per share - diluted	0.20	(0.09)	(0.35)

Total assets	1,613,418	1,671,537	1,450,436

Long-term liabilities(2)	573,659	388,558	514,835

Cash dividends	—	—	—

Cash and cash equivalents	45,407	56,285	141,791

Mineral properties, plant and equipment	1,522,919	1,564,860	1,270,457

(1)             Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

(2)             Long-term liabilities do not include the current portions of the Loan Facility and Offtake Obligation in the amount of $85,961 as at December 31, 2018.

On July 1, 2017, the Company achieved commercial production at the Brucejack Mine. As a result, the Company generated revenue from the sale of gold and silver for the first time in 2017. In 2016, there was no revenue as we were in the construction phase of the Brucejack Mine.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

The following table contains selected quarterly information derived from the Company’s unaudited quarterly financial statements which are reported under IFRS applicable to interim financial reporting.

In thousands of USD,	2018	2018	2018	2018	2017	2017	2017	2017
except per share data	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$108,596	$110,060	$146,478	$89,422	$107,058	$70,875	$—	$—

Earnings from mine operations(1)	$36,117	$37,608	$60,070	$16,834	$26,890	$25,963	$—	$—

Net earnings (loss)	$2,847	$10,734	$31,097	$(8,058)	$(2,720)	$(6,975)	$(2,495)	$(4,263)

Comprehensive earnings (loss)	$3,535	$11,725	$33,023	$(6,120)	$(2,720)	$(6,975)	$(2,495)	$(4,263)

Earnings (loss) per share -
Basic	$0.01	$0.06	$0.17	$(0.04)	$(0.01)	$(0.04)	$(0.01)	$(0.03)
Diluted	$0.01	$0.06	$0.17	$(0.04)	$(0.01)	$(0.04)	$(0.01)	$(0.03)

Total assets	$1,613,418	$1,771,543	$1,731,950	$1,678,657	$1,671,537	$1,673,601	$1,649,593	$1,633,083

Long-term liabilities(2)	$573,659	$178,088	$408,597	$395,208	$388,558	$736,582	$709,269	$688,617

Cash dividends	$—	$—	$—	$—	$—	$—	$—	$—

Cash and cash equivalents	$45,407	$190,318	$142,495	$70,540	$56,285	$53,774	$55,311	$171,945

Mineral properties, plant and equipment	$1,522,919	$1,534,908	$1,542,419	$1,556,945	$1,564,860	$1,566,889	$1,558,652	$1,435,202

(1)             Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

(2)             Long-term liabilities do not include the current portions of the Loan Facility and Offtake Obligation in the amount of $85,961 as at December 31, 2018.

On July 1, 2017, the Company achieved commercial production at the Brucejack Mine. As a result, in the third quarter of 2017, the Company generated revenue from the sale of gold and silver for the first time. In the periods prior to the third quarter of 2017, there was no revenue as we were in the construction phase at the Brucejack Mine.

COMMITMENTS

The following table provides our contractual obligations as of December 31, 2018:

In thousands of USD	1 year	2-3 years	4-5 years	More than 5 years	Total

Operating activities:
Decommissioning and restoration provision	$422	$51	$—	$18,474	$18,947
Operating leases	4,571	7,649	1,462	122	13,804
Purchase commitments	5,568	—	—	—	5,568
Finance lease obligation	277	527	35	—	839

Financing activities:
Principal repayments on Loan Facility	80,000	133,333	266,667	—	480,000
Repayment of convertible notes	2,250	4,500	101,116	—	107,866
Interest payments on Loan Facility(1)	25,186	35,890	12,041	—	73,117
	$118,274	$181,950	$381,321	$18,596	$700,141

(1)             Interest payments on Loan Facility represent management’s best estimate based on current LIBOR and the Company’s projected applicable margin in accordance with the terms of the Loan Facility.

Commitments — Brucejack Mine

The Company and the Nisga’a Nation have entered into a comprehensive Cooperation and Benefits Agreement in respect of the Brucejack Mine. Under the terms of this agreement, the Nisga’a Nation will provide ongoing support for the development and operation of Brucejack with participation in its economic benefits.

The Brucejack Mine is subject to a 1.2% net smelter returns royalty (“1.2% NSR Royalty”) on production in excess of cumulative 503,386 ounces of gold and 17,907,080 ounces of silver. The gold ounce production threshold for the 1.2% NSR Royalty was met in December 2018. For the year ended December 31, 2018, $258 (2017 — nil) was expensed to royalties and selling costs in the statement of earnings (loss).

Commitments — Offtake Obligation

Under the offtake agreement dated September 15, 2015 entered into by the Company in connection with the Construction Financing (the “Offtake Agreement”), we are obligated to sell 100% of refined gold up to 7,067,000 ounces to the offtake counterparties (the “Offtake Obligation”). The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in USD per ounce during a defined pricing period before and after the date of each sale.

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

Class action lawsuits

Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action against the Company, Robert Quartermain (a director, and the President and the CEO of the Company at such time) and Snowden Mining Industry Consultants Ltd. (the “Wong Action”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action alleges that the price of our shares on the TSX and NYSE suffered a significant drop in value following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden Mining Industry Consultants Ltd. is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision. The Company and Robert Quartermain consented to, and on January 23, 2019 the Court granted, an order certifying the Wong Action as a class proceeding pursuant to the Class Proceedings Act (Ontario).

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for the Wong Action.

2013 United States of America Class Actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against the Company and certain of its officers and directors, alleging that defendants violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Mine. All five actions were filed in the United States District Court for the Southern District of New York (the “District Court”).

In January 2014, the District Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552. The District Court appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased or otherwise acquired the Company’s common shares between June 11, 2013 and October 22, 2013.

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

In June 2017, the District Court granted the Company’s Motion to Dismiss the Second Amended Complaint. The District Court ruled in favour of the Company and the officers and directors named as defendants on all claims and ordered the case closed. The plaintiffs filed their Notice of Appeal from the decision to the United States Court of Appeals for the Second Circuit (the “Second Circuit”) on July 10, 2017. The plaintiffs’ opening brief on appeal was filed on October 2, 2017. The Company filed its response brief on December 8, 2017 and the plaintiffs filed their reply brief on December 22, 2017. Oral argument on the plaintiffs’ appeal was heard by the Second Circuit on March 16, 2018.

On May 1, 2018, the Second Circuit affirmed the District Court’s order dismissing the plaintiffs’ Second Amended Complaint in its entirety for failure to state a claim under the United States securities laws. The deadline for the plaintiffs to file a petition for certiorari to the United States Supreme Court passed on July 30, 2018, without the plaintiffs seeking leave to appeal. As a result, the Second Circuit’s decision affirming the District Court’s order dismissing the plaintiffs’ Second Amended Complaint is final for all purposes.

2018 United States of America Class Actions

Two putative class action complaints were filed against the Company and certain of its officers in the United States District Court for the Southern District of New York, one on September 7, 2018 and the other on October 19, 2018. The complaints have been filed on behalf of an alleged class of all persons and entities who purchased or acquired shares of the Company between July 21, 2016 and September 6, 2018, and relate to public disclosures of the Company made between July 2016 and September 2018 regarding the Brucejack Mine. The Company has been served with one of the two complaints. Aurico Gold Fund LP has filed a motion to consolidate the two cases, appoint itself as lead plaintiff, and approve lead plaintiff’s selection of counsel. The Company has retained legal counsel in connection with these matters.

The Company believes that the allegations made against it and its officers in the aforementioned complaints are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for these complaints.

Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia.

The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. It is expected that the four actions will be joined.

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

RELATED PARTY TRANSACTIONS

Other than as expressed herein, and remuneration of key management personnel and the Board of Directors, in the ordinary course of their employment or directorship, as applicable, we had no transactions with related parties as defined in IAS 24, Related Party Disclosures.

We have entered into employment agreements with each of our Executive Chairman (our “Exec Chair”), our President and Chief Executive Officer (our “CEO”), our Executive Vice President and Chief Financial Officer (our “CFO”), our Vice President, Operations (our “VP Ops”), our Vice President and Chief Exploration Officer (our “CExO) and our Executive Vice President, Corporate Affairs and Sustainability (our “EVP Corporate”).

Under his employment agreement, the Exec Chair is entitled to a retirement allowance which remains due and payable in full in the event the Exec Chair terminates his employment with the Company. During the first quarter of 2017, the entire retirement allowance was expensed in the amount of $4,469 (C$6,000). The retirement allowance remains a current liability as at December 31, 2018. The Exec Chair is also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary, the retirement allowance and twice the target bonus.

Effective January 1, 2018, under the employment agreements, the CEO, CFO, VP Ops, CExO and EVP Corporate receive a base salary, extended benefits and are eligible for an annual performance-based bonus and long-term incentive awards determined at the discretion of our Board of Directors.

The CEO, CFO, VP Ops, CExO and EVP Corporate are also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and accounting estimates that the Company has made in the preparation of the financial statements including those that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities.

Key sources of accounting policy judgment

Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed impairment indicators on the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of December 31, 2018.

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2018.

Estimation uncertainty

Mineral reserves and resources

The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects requirements. The estimation of mineral reserves and resources requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs and recovery rates. There are uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of reserves and may, ultimately, result in the reserves being revised.

Changes in the proven and probable mineral reserves and measured and indicated and inferred mineral resources estimates may impact the carrying value of mineral properties, plant and equipment, the calculation of depletion and depreciation expense and measurement of the decommissioning and site restoration provision.

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

CHANGES IN ACCOUNTING POLICIES

The Company has adopted IFRS 9, Financial Instruments (“IFRS 9”) effective January 1, 2018. IFRS 9 replaces the provisions of IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the recognition, classification and measurement of financial assets and financial liabilities, de-recognition of financial instruments, impairment of financial assets and hedge accounting.

Classification of financial assets and financial liabilities

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or FVTPL. The classification of financial assets under IFRS 9 is generally based on the business model in which the financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39 categories of held to maturity, loans and receivables and available for sale. The Company did not have any items classified as held to maturity or available for sale. Items classified as loans and receivables were recorded under IFRS 9 at amortized cost. Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the financial instrument as a whole is assessed for classification.

IFRS 9 retains the existing requirements in IAS 39 for the classification of financial liabilities. Under IAS 39, all fair value changes on liabilities designated under the fair value option were recognized in earnings (loss). Under IFRS 9, those fair value changes are generally presented as follows: (i) the amount that is attributable to changes in the credit risk of the liabilities is presented in other comprehensive income (loss) (“OCI”) and (ii) the remaining amount of change in the fair value is presented in earnings (loss).

Impairment of financial assets

IFRS 9 replaces the incurred loss model in IAS 39 with an expected credit loss (“ECL”) model which is based on forward looking changes in credit quality since initial recognition. The ECL model requires judgment as to how changes in economic factors affect ECLs, which are determined on a probability-weighted basis.

The new impairment model applies to financial assets measured at amortized cost and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

Transition to IFRS 9

In accordance with the transitional provisions in IFRS 9, comparative figures have not been restated. On adoption of IFRS 9, there were no differences in the carrying amounts of the Company’s financial assets and financial liabilities. There was a presentation change related to changes in fair value of the Company’s stream obligation which resulted in a reclassification of $7,901 ($5,768 net of deferred tax) from deficit to accumulated other comprehensive earnings (loss) (“AOCI”) at January 1, 2018.

IFRS 9 requires the gain or loss associated with changes in the fair value of the stream be recorded in earnings (loss), except for changes in fair value attributable to changes in the credit risk of the liability, which must be presented in OCI. The liability’s credit risk is represented by the difference between the discount rate associated with the liability and the risk-free rate.

To determine the cumulative impact of changes in the credit risk of the liability upon the adoption of IFRS 9, the Company compared the fair value of the pre-payable financial liability, excluding the gold and silver embedded derivatives, with a comparable value derived by substituting the current credit risk assumption with that used by the Company in determining the fair value of the stream at inception.

As a result of an overall reduction in the Company’s credit risk since inception, the Company reclassified $7,901 ($5,768 net of deferred tax) from deficit to AOCI at January 1, 2018. As the stream obligation was repaid pursuant to its contractual terms (including the prepayment options), the remaining balance in AOCI of $307 ($225 net of deferred tax) will not reverse.

The following table shows the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of financial assets and financial liabilities as at January 1, 2018.

	2017 classification under IAS 39	2018 classification under IFRS 9	2017 carrying amount under IAS 39	2018 carrying amount under IFRS 9
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	$56,285	$56,285
Trade receivables	Loans and receivables with embedded derivatives	FVTPL	11,067	11,067
Other assets	FVTPL	FVTPL	132	132
Restricted cash	Loans and receivables	Amortized cost	5,036	5,036

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Other financial liabilities	$53,436	$53,436
Restricted share unit liability	FVTPL	FVTPL	2,730	2,730
Senior secured term credit facility	Other financial liabilities	Other financial liabilities	365,890	365,890
Offtake obligation	FVTPL	FVTPL	78,085	78,085
Stream obligation	FVTPL	FVTPL (1)	224,020	224,020
Debt portion of convertible note	Other financial liabilities	Other financial liabilities	76,582	76,582

(1)             The fair value changes associated with the Stream Obligation attributable to the changes in the credit risk is presented in OCI and the remaining amount of the change in the fair value is presented in earnings (loss).

NEW ACCOUNTING POLICIES

Our significant accounting policies are presented in Note 3 to the audited consolidated financial statements for the years ended December 31, 2018 and 2017. New accounting policies adopted during the period related to the Company’s adoption of IFRS 9.

Financial instruments

The following accounting policies reflect the Company’s adoption of IFRS 9 effective January 1, 2018.  For the 2017 year the Company applied policies based on IAS 39.  The effects of the transition from IAS 39 to IFRS 9 are described in the “Changes in Accounting Policies” section of this MD&A.

Financial assets — Classification

Financial assets are classified at initial recognition as either: measured at amortized cost, FVTPL or FVOCI. The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in earnings (loss) or OCI. For investments in debt instruments, this will depend on the business model in which the investment is held. For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at FVOCI.

The Company reclassifies debt investments when and only when its business model for managing those assets changes.

Financial assets — Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in earnings (loss).

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments:

•                  Amortized cost — Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in earnings (loss) when the asset is derecognized or impaired. Interest income from these financial assets is included in interest and finance income using the effective interest rate method.

•                  FVOCI — Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in earnings (loss). When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to earnings (loss) and recognized in other gains (losses). Interest income from these financial assets is included in interest and finance (expense) income using the effective interest rate method. Foreign exchange gains and losses are presented in foreign exchange (loss) gain and impairment expenses in other expenses.

•                  FVTPL — Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in earnings (loss) and presented net in the statement of earnings (loss) within other gains (losses) in the period in which it arises.

Changes in the fair value of financial assets at FVTPL are recognized in loss on financial instruments at fair value in the statement of earnings (loss) as applicable.

Impairment of financial assets

The Company assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology depends on whether there has been a significant increase in credit risk.

Cash and cash equivalents and restricted cash

Cash and cash equivalents comprise cash holdings in business and savings accounts held at major financial institutions with an original maturity date of three months or less. Restricted cash is held at major financial institutions as collateral for reclamation and surety bonds. Cash and restricted cash are classified at amortized cost. Interest income is recognized by applying the effective interest rate method.

Receivables and other

The Company’s trade receivables result from sales transactions in accordance with IFRS 15, Revenue from Contracts with Customers and contain provisional pricing arrangements. These trade receivables are classified as FVTPL with the gain (loss) included in revenue.

Accounts payable and accrued liabilities and debt

Accounts payable and accrued liabilities, the debt portion of the convertible notes and the Credit Facility and the Loan Facility are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

Derivatives

Derivative instruments, including embedded derivatives in financial liabilities or non-financial contracts, such as the offtake obligation and Stream Obligation are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Stream Obligation

The Company has determined the Stream Obligation was in substance a debt instrument with embedded derivatives linked to gold and silver commodity prices and interest rates. The Company elected to classify and measure the entire hybrid Stream Obligation as a financial liability carried at fair value with changes in fair value recorded through earnings (loss). IFRS 9 requires the gain or loss associated with changes in the fair value of the Stream Obligation be recorded in earnings (loss), except for changes in fair value attributable to changes in the credit risk of the liability, which must be presented in OCI. The liability’s credit risk is represented by the difference between the discount rate associated with the liability and the risk-free rate.

NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

New accounting standards and recent pronouncements were disclosed in Note 5 of the audited consolidated financial statements for the years ended December 31, 2018 and 2017. The following new standard is expected to have an effect on the consolidated financial statements:

IFRS 16, Leases (“IFRS 16”)

IFRS 16 addresses accounting for leases and lease obligations. It replaces the existing leasing guidance in IAS 17, Leases. The objective of the new standard is to report all leases on the statement of financial position and to define how leases and lease liabilities are measured. IFRS 16 is effective from January 1, 2019 and must be applied retrospectively, subject to certain practical expedients, using either a full retrospective approach or a modified retrospective approach.

The Company is party to various leases as part of its mining operations. All leases will be recorded on the statement of financial position, except short-term leases and leases of low-value items. This is expected to result in a material increase to both assets (right of use) and liabilities (lease obligations) upon adoption of the standard, and changes to the timing of recognition and classification of expenses associated with such lease arrangements. The Company anticipates an increase in depreciation and depletion expense and interest and finance expense, and a decrease in operating expenses. The Company also anticipates an increase in cash flow from operating activities as lease payments will be recorded as financing outflows in the statement of cash flows.

The Company intends to adopt the modified retrospective approach and not restate balances for the comparative period. The Company has completed its review of all existing operating leases and service contracts to identify contracts in scope for IFRS 16 and assessed contracts for embedded leases. The Company is still in the process of evaluating its lease conclusions and the quantitative impact of the adoption.

There are no other IFRS’s or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a material impact on the Company.

FINANCIAL INSTRUMENTS

Classification of financial assets

We have the following financial assets: cash and cash equivalents, receivables and other and restricted cash.

Cash and cash equivalents and restricted cash are classified at amortized cost. Interest income is recognized by applying the effective interest rate method.

The Company’s trade receivables result from sales transactions in accordance with IFRS 15, Revenue from Contracts with Customers and contain provisional pricing arrangements. These trade receivables are classified as FVTPL with the gain (loss) included in revenue.

Classification of financial liabilities

We have the following financial liabilities: accounts payable and accrued liabilities which include the restricted share unit liability and deferred share unit liability, the debt portion of the convertible notes and debt instruments including the Loan Facility and the Offtake Obligation.

Accounts payable and accrued liabilities, the debt portion of the convertible notes and the Loan Facility are classified as other financial liabilities and are recognized initially at fair value, net of any directly attributable transactions costs.  Subsequent to initial recognition, these financial liabilities are held at amortized cost using the effective interest method.

The restricted share unit liability and deferred share unit liability are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value.

Derivative instruments, including embedded derivatives, such as the Offtake Obligation are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Financial risk management

We are exposed to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from our financial instruments.

Risk management is the responsibility of management and is carried out under policies approved by the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and Board of Directors. The type of risk exposure and the way in which such exposure is managed is as follows:

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

In addition to currency risk from financial instruments, a significant portion of the Company’s mine production costs, capital expenditures and corporate administrative costs are denominated in CAD. Consequently, fluctuations in the USD exchange rate against the CAD increases the volatility of cost of sales and corporate administrative costs.

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

The Company is subject to interest rate risk with respect to its Loan Facility. Interest rates associated with this facility are based on LIBOR and the administrative agents’ base rate which fluctuates based on market conditions.

The Company is also subject to interest rate risk with respect to the fair value of the Offtake Obligation which is accounted for at FVTPL.

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

The financial instruments impacted by commodity prices are the trade receivables and the Offtake Obligation (a derivative liability).

Price adjustments are made in subsequent periods to the customer receivables for concentrate sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables are fair valued and adjusted each period to reflect forward market prices to the estimated settlement date.

The Company has not hedged the price of any commodity at this time as it is not permitted to hedge under the terms of the Offtake Agreement.

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

We are exposed to credit risk through our trade receivables, which are principally with internationally recognized counterparties. The Company sells its gold and silver to its lenders, refineries located in Canada and the United States and trading companies. The Company has had limited instances of default from its counterparties. The Company continually evaluates its counterparties in which it sells its product.  The Company is not economically dependent on a limited number of customers for the sale of its gold and silver as its products can be sold through numerous world-wide commodity markets.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly, and we try to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand by us for our programs. To the extent we do not believe there is sufficient liquidity to meet obligations, we will consider securing additional debt or equity funding. For further discussion, refer to the “Liquidity and Capital Resources” section of this MD&A.

EVENTS AFTER REPORTING DATE

There have been no significant events after the reporting date.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-IFRS measures in this MD&A. The Company believes that these measures, in addition to measures prepared in accordance with IFRS, provide readers an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

Cost of sales per ounce of gold sold

The Company reports cost of sales on a gold ounce sold basis. Management uses this metric as a tool to monitor total operating cost performance which includes non-cash items such as depreciation and depletion and site share-based compensation.

The following tables reconcile these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD, except for per ounce data	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017(1)
Gold ounces sold	89,011	86,514	367,428	141,927
Cost of sales per ounce sold reconciliation
Cost of sales	$72,479	$80,168	$303,927	$125,080
Cost of sales per ounce of gold sold	$814	$927	$827	$881

(1)             Data for the year ended December 31, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to December 31, 2017.

Total cash costs

Total cash costs is a common financial performance measure in the gold mining industry but has no standard meaning. The Company reports total cash costs on a gold ounce sold basis. The Company believes that, in addition to measures prepared in accordance with IFRS, such as revenue, certain readers can use this information to evaluate the Company’s performance and ability to generate operating earnings and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating cost performance.

Total cash costs include cost of sales such as mining, processing, maintenance and site administration, royalties and selling costs and changes in inventories less non-cash depreciation and depletion, site share-based compensation and silver revenue divided by gold ounces sold to arrive at total cash costs per ounce of gold sold. Other companies may calculate this measure differently.

The following tables reconcile these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD, except for per ounce data	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017(1)
Gold ounces sold	89,011	86,514	367,428	141,927
Total cash costs reconciliation
Cost of sales	$72,479	$80,168	$303,927	$125,080
Less: Depreciation and depletion	(16,524)	(17,272)	(67,340)	(25,378)
Less: Site share-based compensation	(523)	(703)	(2,332)	(827)
Less: Silver revenue	(1,150)	(1,670)	(5,362)	(1,994)
Total cash costs	$54,282	$60,523	$228,893	$96,881
Total cash costs per ounce of gold sold	$610	$700	$623	$683

(1)             Data for the year ended December 31, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to December 31, 2017.

All-in sustaining costs

The Company believes that AISC more fully defines the total costs associated with producing gold. AISC is calculated based on the definitions published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world). The WGC is not a regulatory organization. The Company calculates AISC as the sum of total cash costs (as described above), sustaining capital expenditures (excluding expansion capital related to the 3,800 tonne per day expansion project), accretion on decommissioning and restoration provision, treatment and refinery charges netted against concentrate revenue, site share-based compensation, and corporate administrative costs, all divided by the gold ounces sold to arrive at a per ounce amount.

Effective January 1, 2019, the Company will adopted the WGC’s revised definition for AISC which will include cash payments from sustaining leases to account for the adoption of IFRS 16, Leases.

Other companies may calculate this measure differently as a result of differences in underlying principles and policies applied. Differences may also arise due to a different definition of sustaining versus non-sustaining capital.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD, except for per ounce data	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017(1)
Gold ounces sold	89,011	86,514	367,428	141,927
All-in sustaining costs reconciliation
Total cash costs	$54,282	$60,523	$228,893	$96,881
Sustaining capital expenditures (2)	3,720	4,533	16,533	8,059
Accretion on decommissioning and restoration provision	136	137	568	283
Treatment and refinery charges	4,410	5,705	16,797	6,749
Site share-based compensation	523	703	2,332	827
Corporate administrative costs (3)	6,728	5,669	15,662	8,153
Total all-in sustaining costs	$69,799	$77,270	$280,785	$120,952
All-in sustaining costs per ounce of gold sold	$784	$893	$764	$852

(1)             Data for the year ended December 31, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to December 31, 2017.

(2)             Sustaining capital expenditures includes deferred development costs.

(3)             Includes the sum of corporate administrative costs per the statement of earnings (loss) and comprehensive earnings (loss), excluding depreciation within those figures.

Average realized price and average realized cash margin

Average realized price and average realized cash margin per ounce sold are used by management and readers to better understand the gold price and cash margin realized throughout a period.

Average realized price is calculated as revenue from contracts with customers less silver revenue divided by gold ounces sold. Average realized cash margin represents average realized price per gold ounce sold less total cash costs per ounce sold.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD, except for per ounce data	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017(1)

Revenue from contracts with customers(2)	$108,311	$106,464	$457,615	$177,787
Less: Silver revenue	(1,150)	(1,670)	(5,362)	(1,994)
Gold revenue(3)	$107,161	$104,794	$452,253	$175,793
Gold ounces sold	89,011	86,514	367,428	141,927
Average realized price	$1,204	$1,211	$1,231	$1,239
Less: Total cash costs per ounce of gold sold	(610)	(700)	(623)	(683)
Average realized cash margin per ounce of gold sold	$594	$511	$608	$556

(1)             Data for the year ended December 31, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to December 31, 2017.

(2)             Revenue from contracts with customers is recognized net of treatment costs and refinery charges on revenue generated from concentrate sales in the amount of $4,474 (2017 — $5,704) and $17,074 (2017 — $6,748) for the three months and year ended December 31, 2018, respectively. The portion of these treatment costs and refinery charges related to gold concentrate sales were $4,410 (2017 — $5,597) and $16,797 (2017 - $6,623) for the three months and year ended December 31, 2018, respectively.

(3)             Gold revenue excludes the gain (loss) on trade receivables at fair value related to provisional pricing adjustments in the amount of a gain of $285 (2017 — $594) and a loss of $3,059 (2017 — gain of $146) for the three months and year ended December 31, 2018, respectively.

Adjusted earnings and adjusted basic earnings per share

Adjusted earnings and adjusted basic earnings per share are used by management and readers to measure the underlying operating performance of the Company. Presenting these measures helps management and readers evaluate earning trends more readily in comparison with results from prior periods.

Adjusted earnings is defined as net earnings adjusted to exclude specific items that are significant, but not reflective of the underlying operations of the Company, including: loss on financial instruments at fair value, amortization of discount on Credit Facility, amortization of Loan Facility transaction costs, accretion on convertible notes, impairment provisions and reversals and deferred income tax expense (recovery). Adjusted basic earnings per share is calculated using the weighted average number of shares outstanding under the basic method of earnings per share as determined under IFRS.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD, except for per share data	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017

Basic weighted average shares outstanding	183,708,408	181,994,244	182,905,004	181,208,295
Adjusted earnings and adjusted basic earnings per share reconciliation
Net earnings (loss) for the period	$2,847	$(2,720)	$36,620	$(16,453)
Adjusted for:
Loss on financial instruments at fair value	10,736	8,460	17,113	26,430
Amortization of discount on Credit Facility	7,234	6,007	27,285	11,664
Amortization of Loan Facility transaction costs	95	—	95	—
Accretion on convertible notes	1,403	1,403	5,568	2,807
Deferred income tax expense (recovery)	(2,138)	(408)	12,668	(7,022)
Adjusted earnings	$20,177	$12,742	$99,349	$17,426
Adjusted basic earnings per share	$0.11	$0.07	$0.54	$0.10

Earnings from mine operations

Earnings from mine operations provides useful information to management and readers as an indication of the Company’s principal business activities before consideration of how those activities are financed, sustaining capital expenditures, corporate administrative costs, foreign exchange gain (loss), loss on financial instruments at fair value, interest and finance income and expense and taxation.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measures disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017(1)

Revenue	$108,596	$107,058	$454,556	$177,933
Cost of sales	72,479	80,168	303,927	125,080
Earnings from mine operations	$36,117	$26,890	$150,629	$52,853

(1)             Data for the year ended December 31, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to December 31, 2017.

Working capital

Working capital is defined as current assets less current liabilities and provides useful information to management and readers about liquidity of the Company.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measures disclosed in the financial statements.

In thousand of USD	December 31, 2018	December 31, 2017

Current assets	$88,470	$101,509
Current liabilities(1)	136,633	435,918
Working capital deficit	$(48,163)	$(334,409)

(1)             As at December 31, 2018, current liabilities includes the current portion of the Loan Facility and Offtake Obligation in the amount of $85,961. In the comparable period in 2017, current liabilities includes the current portion of the Credit Facility and Offtake Obligation in the amount of $374,966.

OUTSTANDING SHARE DATA

As at February 14, 2019, the Company had the following number of securities outstanding:

	Number of securities	Exercise price ($)	Exercise price currency	Weighted average remaining life (years)
Common shares	184,188,091			—
Stock options	4,537,919	$5.85 - $15.17	CAD	2.48
Convertible notes	6,250,000	$16.00	USD	3.08
Restricted share units(1)	739,080		CAD	2.35
Performance share units(1)	166,085		CAD	2.38
	195,881,175

(1)             The Company may settle restricted share units (“RSUs”) and performance share units (“PSUs”) in cash or common shares of the Company, on a basis of one common share for each one RSU or PSU, as applicable.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Internal control over financial reporting

Management, with the participation of the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to financial statement preparation and presentation.

Management with the participation of the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as at December 31, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (COSO 2013). Based upon the results of that assessment as at December 31, 2018, management concluded that our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting, as of December 31, 2018, has been audited by PricewaterhouseCoopers LLP, who also audited our consolidated financial statements for the years ended December 31, 2018 and 2017, as stated in its report which appears in such consolidated financial statements.

There were no changes in internal controls over financial reporting during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Disclosure controls and procedures

Management, with the participation of the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, assessed the effectiveness of our disclosure controls and procedures as of December 31, 2018. Based upon the results of that evaluation, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company is accumulated and communicated to management (particularly during the period in which the Company’s annual filings are being prepared) to allow timely decisions regarding required disclosure, and that the information disclosed by us in the reports that we file is appropriately recorded, processed, summarized and reported within the time period specified in applicable securities legislation.

RISKS AND UNCERTAINTIES

Natural resources exploration, development and operation involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A, those identified in our Annual Information Form dated March 28, 2018 and filed in Canada on SEDAR, and in the United States on Form 40-F through EDGAR at the SEC’s website at www.sec.gov, as modified herein, and those set out in our Annual Information Form and Form 40-F for the year ended December 31, 2018, once filed with the applicable securities regulatory authorities. You should carefully consider such risks and uncertainties prior to deciding to invest in our securities.

Our indebtedness may adversely affect our cash flow and our ability to operate our business.

We have a substantial amount of indebtedness as a result of entering into the credit agreement under the Loan Facility (the “Credit Agreement”). As a result of this indebtedness, we are required to use a portion of our cash flow to service principal and interest on our debt. In addition, in order to fund our debt service obligations and to pay amounts due on the convertible notes, we will require significant amounts of cash. Our indebtedness could have adverse consequences on our business, including: limiting our ability to obtain additional financing for working capital, capital expenditures, exploration and development, debt service requirements, acquisitions and general corporate or other purposes; restricting our flexibility and discretion to operate our business; having to dedicate a portion of our cash flows from future mining operations, if any, to the payment of interest on its indebtedness and not having such cash flows available for other purposes; exposing us to increased interest expense on borrowings at variable rates; limiting our ability to adjust to changing market conditions; placing us at a competitive disadvantage compared to competitors that have less debt or greater financial resources; making us vulnerable in a downturn in general economic conditions; and preventing our ability to make expenditures that are important to our growth and strategies.

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

We may be unable to satisfy our commitments under the Offtake Agreement and failure to do so may have a material and adverse effect on the Company.

Our ability to make deliveries under the Offtake Agreement is dependent on our ability to maintain steady-state production at the Brucejack Mine, as well as the Company’s financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control.

If our cash flows and capital resources are insufficient, our liquidity may be adversely impacted and we could be forced to reduce or delay investment and capital expenditures or to dispose of material assets or operations, or seek additional debt or equity capital. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our delivery obligations under the Offtake Agreement. Failure to otherwise fulfill our commitments under the Offtake Agreement could result in adverse impacts on our business.

If metal prices improve over time, the Offtake Agreement may reduce our ability to sell our resources later at higher market prices due to our obligations under these agreements.

The Offtake Agreement and Credit Agreement contain restrictive covenants that will limit our ability to operate our business.

The restrictive covenants contained in the Offtake Agreement and Credit Agreement could have adverse consequences on our business, including: limiting our ability to obtain additional financing for working capital, capital expenditures, exploration and development, debt service requirements, acquisitions and general corporate or other purposes; restricting our flexibility and discretion to operate our business; limiting our ability to adjust to changing market conditions; making us vulnerable in a downturn in general economic conditions; and making us unable to make expenditures that are important to our growth and strategies. The restrictive covenants contained in the Offtake Agreement and Credit Agreement will limit our operating flexibility and could prevent us from taking advantage of business opportunities. Our failure to comply with these covenants may result in an event of default. If such event of default is not cured or waived, we may suffer adverse effects on our operations, business or financial condition.

If our counterparties to the Credit Agreement and Offtake Agreement default on their contractual obligations the Company may be materially and adversely affected.

If a counterparty does not meet its contractual obligations under the Credit Agreement or Offtake Agreement, or if they become insolvent, our future operating results may be materially adversely impacted. Pursuant to the Offtake Agreement, we have agreed to sell refined precious metals to our offtake counterparties. If such offtake counterparties do not meet their respective obligations under the Offtake Agreement or our lenders do not meet their respective obligations under the Credit Agreement, this could have a material and adverse impact on our operations and our financial situation.

Mine production transportation and refining risk

Gold doré and mineral concentrates containing combinations of silver and gold are produced at the Company’s Brucejack Mine and transported to foreign smelters. This type of process involves certain environmental and financial risks. The Company could be subject to potential significant increases in transportation charges and treatment and refining charges. Transportation of such doré and mineral concentrates is also subject to numerous risks including, but not limited to, delays in delivery of shipments, road blocks, criminal activities, civil unrest, weather conditions and environmental liabilities in the event of an accident or spill. The Company could be subject to limited smelter availability and capacity and could also face the risk of a potential interruption of business from a third party beyond its control, which in both cases could have a material adverse effect on its operations and financial situation. There is no assurance that smelting, refining or transportation contracts for the Brucejack Mine’s production will be entered into and/or renewed on acceptable terms or that the counterparties to such contracts will meet their respective obligations thereunder. If the Company is unable to effectively process and refine its gold doré and mineral concentrates on acceptable terms or if the counterparties to its smelting, refining and transportation contracts fail to meet their respective obligations thereunder, its operations and financial situation could be materially adversely impacted.

Reputational risk

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The Company places a great emphasis on protecting its image and reputation, but it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on its operations and our financial situation.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements” or “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, information with respect to: production and cost guidance; expected financial results and the expected grade of gold produced; the rate of production of the Brucejack Mine, including the ramp-up of the Brucejack Mine to 3,800 tonnes per day and the capital upgrades, estimated capital expenditures and an updated mine plan in connection therewith, and a timeline therefor; payment of operating and debt obligations and requirements including timing and source of funds; our planned mining, exploration and development activities and the costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; our operational strategy; capital and operating cost estimates and timing thereof; production and processing estimates; the future price of gold and silver; our liquidity and the adequacy of our financial resources; our intentions with respect to our capital resources; our financing activities, including plans for the use of proceeds thereof; the estimation of mineral reserves and resources including the 2016 Brucejack Mineral Resource Estimate Update and the 2016 Brucejack Mineral Reserve Estimate; the updates to our mineral reserves and mineral resources estimates and our life of mine grade and life of mine plan for the Brucejack Mine and the anticipated timing thereof; realization of mineral reserve and resource estimates; further development of our Brucejack Mine and timing thereof; results of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; our executive compensation approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; our effective tax rate and the recognition of our previously unrecognized income tax attributes; new accounting standards applicable to the Company, including methods of adoption and the effects of adoption of such standards; and statements regarding USD cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks related to:

•                  uncertainty as to the outcome of legal proceedings;

•                  the effect of indebtedness on cash flow and business operations;

•                  our ability to satisfy commitments under the Offtake Agreement;

•                  the effect of restrictive covenants in the credit agreement for the Loan Facility and the Offtake Agreement;

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

•                  adequate internal controls over financial reporting;

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

•                  mine production transportation and refining risk;

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

•                  risks related to ensuring the security and safety of information systems, including cyber security risks; and

•                  reputational risk.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Forward-looking statements involve statements about the future and are inherently uncertain, and our actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A and those set out in our Annual Information Form and From 40-F, each dated March 28, 2018, for the year ended December 31, 2017 and our other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, “the Pretivm Disclosure Documents”).

Our forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking statements contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration, development and production activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of approvals, consents and permits under applicable legislation; the geopolitical, economic, permitting and legal climate that we operate in; the price of gold and other commodities; exchange rates; market competition; the adequacy of our financial resources, and such other material assumptions as are identified in other applicable Pretivm Disclosure Documents. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this MD&A, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.

We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements.

