Form 40-F
period 2019-12-31
Pretium Resources Inc.
filed 2020-02-21
CIK 1508844

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐                                 REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

☒                              ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2019	Commission File Number: 001-35393

PRETIUM RESOURCES INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Province or other jurisdiction of incorporation or organization)

1040	None
(Primary Standard Industrial	(I.R.S. Employer
Classification Code Number)	Identification Number)

1055 Dunsmuir Street, Suite 2300
Vancouver, British Columbia
Canada V7X 1L4
(604) 558-1784
(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System
28 Liberty Street
New York, New York 10005
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	PVG	New York Stock Exchange

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

There were 185,372,800 Common Shares, of no par value, outstanding as of December 31, 2019.

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F as Appendices hereto:

A.                                    Annual Information Form

The Annual Information Form of Pretium Resources Inc. (the “Company” or “Registrant”) for the fiscal year ended December 31, 2019 is included as Appendix A of this Annual Report on Form 40-F.

B.                                    Audited Annual Financial Statements

The Company’s audited consolidated financial statements for the fiscal year ended December 31, 2019, including the Report of Independent Registered Public Accounting Firm with respect thereto, are included as Appendix B of this Annual Report on Form 40-F.

C.                                    Management’s Discussion and Analysis

The Company’s Management’s Discussion and Analysis for the year ended December 31, 2019 is included as Appendix C of this Annual Report on Form 40-F.

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

Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included under the heading “Management’s Report on Internal Control over Financial Reporting” in the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2019, filed as part of this Annual Report on Form 40-F in Appendix B.

Attestation Report of the Registered Public Accounting Firm. The required disclosure is included under the heading “Report of Independent Registered Public Accounting Firm” in the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2019, filed as part of this Annual Report on Form 40-F in Appendix B.

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2019, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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

ADDITIONAL DISCLOSURE

Code of Ethics.

The Registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the “Code of Business Conduct and Ethics”, that applies to all of its directors, officers, employees, and consultants including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. In 2019, there were no waivers, including implicit waivers, granted from any provision of the Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics was amended in October 2019 to make minor clarifications to existing provisions.

The Code of Business Conduct and Ethics is available for viewing on the Registrant’s website at www.pretivm.com.

3

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

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee Information—External Auditor Service Fees” of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2019, filed as part of this Annual Report on Form 40-F in Appendix A.

Pre-Approval Policies and Procedures.

The Audit Committee pre-approves all audit services to be provided to us by our independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee. There were no non-audit services performed by our auditors during the fiscal year ended December 31, 2019.

Off-Balance Sheet Arrangements.

The Registrant has no off-balance sheet arrangements as defined under Form 40-F.

Tabular Disclosure of Commitments.

The required disclosure is included under the heading “Commitments” in the registrant’s Management’s Discussion and Analysis for the year ended December 31, 2019, filed as part of this Annual Report on Form 40-F in Appendix C.

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

Date: February 21, 2020	Pretium Resources Inc.

	By:	/s/ Joseph J. Ovsenek
Name: Joseph J. Ovsenek
Title: President, Chief Executive Officer & Director

5

EXHIBIT INDEX

Exhibit	Description

99.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

99.2	Consent of Tetra Tech Canada Inc.

99.3	Consent of Ivor Jones Pty Ltd.

99.4	Consent of BGC Engineering Inc.

99.5	Consent of Environmental Resources Management

99.6	Consent of Lorax Environmental Services Ltd.

99.7	Consent of SRK Consulting (Canada) Inc.

99.8	Consent of Joel Ashburner, B.A.Sc., P.Geo.

99.9	Consent of Lyle Morgenthaler. B.A.Sc., P.Eng.

99.10	Consent of Kenneth C. McNaughton, M.A. Sc.. P.Eng.

99.11	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.12	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.13	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.14	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	Interactive Data File

6

APPENDIX A

PRETIUM RESOURCES INC. ANNUAL INFORMATION FORM FOR THE FISCAL YEAR

ENDED DECEMBER 31, 2019

ANNUAL INFORMATION FORM

of

PRETIUM RESOURCES INC.
Suite 2300, 1055 Dunsmuir Street, PO Box 49334
Vancouver, British Columbia
V7X 1L4

Telephone:  604-558-1784

Facsimile:  604-558-4784

Website:  www.pretivm.com

E-mail:  invest@pretivm.com

For the Year Ended December 31, 2019

Dated:  February 21, 2020

ii

PRELIMINARY NOTES

Effective Date of Information

This Annual Information Form (“AIF”) is dated February 21, 2020, and unless otherwise indicated, the information contained herein is current as of such date, other than certain financial information which is current as of December 31, 2019, being the date of the Company’s most recently audited financial year end.

References to the “Company”, “Pretivm”, “we”, “us” and “our” refer to Pretium Resources Inc.

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

	Fiscal Year Ended December 31,
	2017	2018	2019
Rate at the end of period	$0.7971	$0.7330	$0.7699
Average rate during period	$0.7708	$0.7721	$0.7537
Highest rate during period	$0.8245	$0.8138	$0.7699
Lowest rate during period	$0.7276	$0.7330	$0.7353

Note Regarding Forward-Looking Information

This AIF contains “forward looking information”, “forward looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “ “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations including cash generated therefrom and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, statements with respect to: production and cost guidance, and our expectations around achieving such guidance; our future operational and financial results, including estimated cash flows (including free cash flow forecasts) and the timing thereof; expectations around grade of gold and silver production; the Brucejack Mine (as defined herein) production rate and gold recovery rate; capital modifications and upgrades, underground development and anticipated benefits thereof, and estimated expenditures and timelines in connection therewith, including with respect to maintaining a steady state production rate of 3,800 tonnes per day; payment of debt, operating and other obligations and commitments including timing and source of funds; our mining (including mining methods), expansion, exploration and development activities, including longitudinal longhole stoping initiatives, the reverse circulation drill program, our infill, expansion and underground exploration drill programs and our grassroots exploration program, and the results, costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our management, operational plans and strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources (including capital resources); our intentions with respect to our capital resources; capital allocation plans; our financing activities, including plans for the use of proceeds thereof; the estimation of Mineral Reserves and Resources including any updates thereto; realization of Mineral Reserve and Resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates; estimated economic results of the Brucejack Mine, including net cash flow and net present value; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; results, analyses and interpretations of exploration and drilling programs; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our Mineral Reserves and Resources and life of mine plan for the Brucejack Mine, and the anticipated effects and timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; our executive compensation policy, approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; our effective tax rate and the recognition of our previously unrecognized income tax attributes; new accounting standards applicable to the Company, including methods of adoption and the effects of adoption of such standards; statements regarding USD cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments; management and board of directors succession plans; and the impact of financial instruments on our earnings. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.

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

•                  the effect of restrictive covenants in the Credit Agreement (as defined herein);

•                  assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections;

•                  our production, grade of gold, cash flow and cost estimates, including the accuracy thereof;

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

•                  the development of our properties and expansion of our operations;

•                  our need or ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties;

•                  our ability to generate operating revenues and cash flow in the future;

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

•                  non-compliance with permits that are obtained or delay in obtaining or renewing, or failure to obtain or renew permits required in the future;

•                  increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations;

•                  compliance with emerging climate change regulation and the detrimental effects of climate change;

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

•                  land reclamation and mine closure requirements;

•                  our ability to identify and successfully integrate any material properties we acquire;

•                  currency exchange rate fluctuations;

•                  competition in the mining industry for properties, qualified personnel and management;

•                  our ability to attract and retain qualified management and personnel;

•                  disruption from changes in management team or failure to successfully transition new hires or promoted employees into their roles;

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

•                  share ownership by our significant shareholders and their ability to influence our operations and governance and, in case of sales of our shares by such significant shareholders, our share price;

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

This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this AIF under the heading “Risk Factors” and in our Management’s Discussion and Analysis for the years ended December 31, 2019 and 2018, as well as other applicable documents filed in Canada on SEDAR at www.sedar.com and in the United States on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) section of the U.S. Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov.

Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this AIF, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein); planned exploration, development and production activities and the costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Reserve estimates and related information, analyses and interpretations (including with respect to any updates or anticipated updates); the geology and mineralization of the Brucejack Project;

operating conditions; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources and our ability to raise any necessary additional capital on reasonable terms; our ability to satisfy the terms and conditions of our debt obligations; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; favourable equity and debt capital markets; and stability in financial capital markets. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this AIF, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this AIF.

We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

Scientific and Technical Disclosure

Certain scientific and technical information relating to the Brucejack Project (as defined herein) contained in this AIF is derived from, and in some instances is an extract from, the report entitled “Technical Report on the Brucejack Gold Mine, Northwest British Columbia” with an effective date of April 4, 2019 (the “Brucejack Report”) prepared for us by Tetra Tech Canada Inc. (“Tetra Tech”) and co-authored by Ivor Jones Pty Ltd. (“IJPL”), BGC Engineering Inc. (“BGC”), Environmental Resources Management (“ERM”), Lorax Environmental Services Ltd. (“Lorax”) and SRK Consulting (Canada) Inc. (“SRK”) in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).

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

Scientific and technical information in this AIF not contained in the Brucejack Report has been reviewed, approved and verified by Mr. Kenneth C. McNaughton, M.A.Sc., P.Eng., our Vice President and Chief Exploration Officer, Lyle Morgenthaler, B.A.Sc., P.Eng., our Chief Mine

Engineer, Joel Ashburner, B.A.Sc., P.Geo., our Chief Mine Exploration Geologist, and IJPL, which is independent of the Company, each of whom is a QP.

Reference should be made to the full text of the Brucejack Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under the Company’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Alternatively, copies of the Brucejack Report may be inspected during normal business hours at the Company’s head office.

National Instrument 43-101 Definitions

Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101.  The definitions given in NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum.

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

Mineral Reserve

A “Mineral Reserve” is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

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

Cautionary Note to U.S. Investors

Disclosure regarding our mineral properties, including with respect to Mineral Reserve and Mineral Resource estimates, in this AIF was prepared in accordance with NI 43-101. NI 43-101 is a set of requirements developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this AIF will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

OUR BUSINESS

We were formed for the acquisition, exploration, development and operation of precious metal resource properties in the Americas.  With a track record of commercial production at our 100% owned Brucejack mine (the “Brucejack Mine” or the “Brucejack Gold Mine”), an underground gold mine located on the Brucejack Property in northwestern British Columbia (“BC”), we have established ourselves as an intermediate gold producer.

We acquired the Brucejack Property, along with the Snowfield Property and other associated assets in October 2010. The Brucejack Property is located in northwestern British Columbia, approximately 65 kilometres north of Stewart and is comprised of four mining leases and six mineral claims currently totaling 3,306 hectares in area and forms part of our total claims package that comprises over 122,000 hectares. Our only material mineral project for the purposes of NI 43-101 is the Brucejack Project. The “Brucejack Project” refers to all geological or engineering work completed on and around the Brucejack Mine that leads to the short-term advancement of the existing mining operation and includes near-mine exploration and all of the off-mining leases infrastructure.

Our exploration and evaluation assets are the Snowfield Project on the Snowfield Property comprised of one claim of 1,267 hectares, 337 claims with an area of 121,811 hectares (the “Bowser Claims”) located on the approximately 1,200 square-kilometre Bowser Property east of the Brucejack Mine, and the Porphyry Potential Deep Drilling (“PPDD”) Project. The Snowfield Project mineral claim is in good standing until 2030, and we continue to conduct baseline environmental studies for potential future development of that project. Grassroots exploration is on-going at the Bowser Claims, with several gold prospects identified for further evaluation. Claims within the Bowser Property are in good standing between 2024 and 2030. The PPDD Project is a deep underground exploration program involving the testing of the extent of Brucejack-style mineralization and the porphyry potential directly below the Brucejack Mine at depth.

In 2013, the access road rehabilitation and the underground access ramp were completed, enabling us to proceed with a 10,000-tonne bulk sample from the Valley of the Kings Zone (“Valley of the Kings”). A positive feasibility study for an underground mine was completed in June. A total of 44,600 metres of drilling was completed, comprising 38,800 metres of underground drilling in 446 holes and 5,800 metres in 37 surface holes.

In 2014 the feasibility study was updated, and project engineering began along with mine permitting activities. Infill, exploration and condemnation drilling for site infrastructure totaled 11,920 metres in 41 holes.

We received our Environmental Assessment Certificate from the British Columbia Minister of the Environment and the Minister of Energy and Mines in March 2015, and a positive Federal Environmental Assessment Decision followed in July 2015. With the receipt of the major project permits, a substantial portion of the construction financing completed, a production decision was made, and construction-related activity ramped up in September 2015.

Construction of the Brucejack Mine and transmission line was completed in early 2017. After achieving commercial production on July 1, 2017, we transitioned into operations at the Brucejack Mine and announced the achievement of steady state production in March 2018.

In 2018, we produced 376,012 ounces of gold at a mill feed grade of 11.9 grams per tonne gold, repurchased 100% of the 8% gold and silver stream that was sold as part of the construction financing package, refinanced the Construction Credit Facility by way of the $480 million Loan Facility (each as defined herein) and received amended permits to increase production to 3,800 tonnes per day.

In 2019, we increased the Brucejack Mine production rate to 3,800 tonnes per day and produced 354,405 ounces of gold at a mill feed grade of 8.7 grams per tonne gold. Using cash generated from operations, we repaid $98 million of the Loan Facility and paid approximately $82 million to repurchase the Offtake Agreement (defined herein). In addition, we updated our Mineral Reserve and Mineral Resource and life of mine plan  for the Brucejack Mine.

Corporate Structure

The Company was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on October 22, 2010.  Our head and registered office is located at Suite 2300, 1055 Dunsmuir Street, PO Box 49334, Vancouver, British Columbia, V7X 1L4.

We have two wholly-owned subsidiaries, Pretium Exploration Inc. and 0890696 B.C. Ltd., which hold our interests in the Brucejack Mine and the assets related thereto.  Both subsidiaries were incorporated under the BCBCA.

Significant Developments

Over the three most recently completed financial years, the significant events described below contributed to the development of our business.

2017 Significant Developments

•                  On February 3, 2017, we announced that the total project capital cost forecast (the “February 2017 Capital Cost Forecast”) to complete construction of the Brucejack Mine, including contingencies, of $811.1 million, an increase of 16% from the February 2016 capital cost estimate of $696.8 million (the “February 2016 Capital Cost Estimate”), as set out in our updated cost estimate for the Brucejack Mine on February 17, 2016 (the “February 2016 Capital Cost Update”).  The February 2017 Capital Cost Forecast included $68.8 million of working capital for the first three months of production but did not take into account any revenue generated during this period. Key areas of capital cost increases from the February 2016 Capital Cost Estimate included the transmission line ($37.9 million); costs to accelerate commissioning ($13.9 million); new scope items ($21.7 million); construction overages ($34.1 million); and Indirects/Owner’s costs ($31.4 million).

•                  In February 2017 we completed an offering of $100 million aggregate principal amount of 2.25% unsecured convertible senior subordinated notes due in March 2022 (the “Notes”), which included the exercise of the full amount of an over-allotment option of $10 million aggregate principal amount of Notes. The initial conversion rate for the Notes is 62.5000 common shares of Pretivm (“Common Shares”) per $1,000 principal amount of Notes, equivalent to an initial conversion price of $16.00 per Common Share.  The net proceeds of the Notes offering were used for working capital during start-up of the Brucejack Mine and for general corporate purposes.

•                  Construction of underground infrastructure, including the crusher, rock breaker, vibrating feeder, electrical substation, conveying system and transfer towers was completed and commissioned. All major mechanical and electrical components were delivered to site, installed and commissioned. The transmission line connecting the Brucejack Mine to the BC Hydro power grid was completed and energized in March 2017. In May 2017, ore was first introduced to the mill with a focus on ramping up tonnage throughput to nameplate capacity with low-grade ore. Effective July 1, 2017, commercial production was achieved at the Brucejack Mine.

•                  In July 2017, the process plant at the Brucejack Mine continued to operate near nameplate capacity processing 83,667 tonnes of ore (99.9% of one-twelfth of yearly nameplate capacity) for an average of 2,699 tonnes per day from low-grade stockpiles, development muck and the introduction of stope ore.  The completion date for the Brucejack Mine was declared as August 1, 2017.

•                  In 2017, the Brucejack Mine produced 152,484 ounces of gold, which excluded 8,510 ounces of gold from pre-commercial production and 179,237 ounces of silver from low-grade stockpiles, development muck and stope ore. In 2017, the Company sold 141,927 ounces of gold and 127,746 ounces of silver.

•                  A total of 532,763 tonnes of ore, equivalent to a throughput rate of 2,895 tonnes per day, was processed in 2017. The mill feed grade was 9.4 grams per tonne gold and recovery was 96.2%. The main operating units in the mill building performed as expected and the mill process continues to be reviewed to optimize recoveries.

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

2018 Significant Developments

•                  In early 2018, we implemented the use of a grade control program designed to refine stope dimensions, reduce dilution and optimize grade. The program is a data-driven and iterative process, which comprises drilling, sampling and local modelling. Our grade control model continues to be refined and updated with the benefit of data from ongoing production. We also increased the rate of underground development to an average of 700 metres per month for 2018, to improve access and build stope inventory.

•                  On May 1, 2018, the United States Court of Appeals for the Second Circuit affirmed an order of the United States District Court for the Southern District of New York dismissing a second consolidated amended class action complaint against the Company and certain of its officers and directors (the “Second Amended Complaint”) in its entirety for failure to state a claim under the United States securities laws. The Second Amended Complaint arose from five putative class action complaints filed in 2013, alleging that the Company and certain of its officers and directors violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Mine. The deadline for the plaintiffs to file a petition for certiorari to the United States Supreme Court passed on July 30, 2018, without the plaintiffs seeking leave to appeal.

•                  On May 10, 2018, at our annual general meeting of shareholders, Faheem Tejani was elected to our Board of Directors (the “Board”), while C. Noel Dunn and Shaoyang Shen did not stand for re-election to the Board. On August 13, 2018, Nicole Adshead-Bell resigned as a member of our Board. On November 8, 2018, Robin Bienenstock was appointed as a member of our Board.

•                  On July 9, 2018, we announced that the Brucejack Mine had achieved steady-state production.

•                  On July 25, 2018, we completed a non-brokered private placement offering of 227,273 flow-through Common Shares at a price of C$13.20 per Common Share for gross proceeds of approximately C$3 million. The proceeds of the offering were used to fund a portion of the 2018 grassroots exploration program.

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

•                  In 2018, the Brucejack Mine produced 376,012 ounces of gold and 422,562 ounces of silver. The Company sold 367,428 ounces of gold and 372,090 ounces of silver.

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

2019 Significant Developments

•                  On April 4, 2019, the Company announced Mineral Reserve (the “2019 Mineral Reserve”) and Mineral Resource (the “2019 Mineral Resource”) and life of mine plan updates (the “2019 Life of Mine Plan”, and together with the 2019 Mineral Reserve and 2019 Mineral Resource, the “2019 Updates”) incorporating the production ramp-up to 3,800 tonnes per day for the Brucejack Mine. The 2019 Updates are based on the six quarters of mining operations at the Brucejack Mine since commercial production commenced in July 2017. The 2019 Updates are detailed in the Brucejack Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under the Company’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Brucejack Report updated the operating parameters contemplated in the Brucejack Feasibility Study (the “2014 Brucejack Report”) entitled “Feasibility Study and Technical Report Update on the Brucejack Project, Stewart, BC” with an effective date of June 19, 2014, before the mine was constructed and operating.

•                  Throughout 2019, the Company completed all critical modifications and upgrades required to sustain processing at the Brucejack Mine at an increased production rate of 3,800 tonnes per day. The most significant upgrade was the shift from concentrate bagging to a bulk loading system. Other upgrades included those to the concentrate filter press and process-related pump upgrades. In addition, mine development increased to approximately 1,000 metres per month to support the ramp-up to the 3,800 tonnes per day production rate.

•                  On May 2, 2019, the Company announced that Executive Chairman and founding shareholder, Robert Quartermain, would retire from the Company on December 31, 2019. On November 14, 2019, the Company announced that its Board has appointed Richard O’Brien and Jeane Hull as independent directors, and that Mr. O’Brien will assume the role of Board Chair following the retirement of Robert Quartermain.

•                  On August 1, 2019, the Company announced an addition to its leadership team with the appointment of Mr. John Hayes as Senior Vice President, Business Development and Investor Relations.

•                  During the second quarter of 2019, pursuant to approval of its shareholders at the Annual General and Special Meeting held on May 2, 2019, the Company amended its articles to delete Preferred Shares from its authorized share structure and to increase quorum requirements for shareholder meetings to two shareholders holding or representing by proxy at least 25% of the shares entitled to vote at such meeting.

•                  On September 30, 2019, the Company repurchased 100% of the Offtake Agreement and terminated its obligations thereunder in exchange for payment in the aggregate amount of approximately $82 million, paid in two tranches, with approximately $62 million paid on September 30, 2019 and approximately $20 million paid in the fourth quarter of 2019.

•                  During 2019, the Company allowed its previously implemented Shareholder Rights Plan Agreement with Computershare Trust Company, as rights agent, to expire in accordance with its terms, without renewal or implementing a like plan.

•                  In 2019, the Brucejack Mine produced 354,405 ounces of gold and 516,977 ounces of silver. The Company sold 351,348 ounces of gold and 420,440 ounces of silver.

•                  A total of 1,303,001 tonnes of ore, equivalent to a throughput rate of 3,570 tonnes per day, were processed in 2019. The mill feed grade averaged 8.7 grams per tonne gold and recovery was 96.9%. 1,359,403 tonnes of ore were mined, equivalent to a mining rate of 3,724 tonnes per day.

•                  The Company generated $484.5 million in revenue in 2019, resulting in net earnings of $40.9 million for the year. Full year 2019 cash generated from operations was $225.1 million. Further, the Company reduced its debt by $180.4 million in the year.

2020 Subsequent Developments

•                  On February 12, 2020 the Company announced that its Board has initiated an external search for a new Chief Executive Officer (“CEO”) and that Joseph Ovsenek has agreed to continue to serve as CEO while the search is underway. The Company also announced that Warwick Board, Vice President, Geology and Chief Geologist, has resigned to pursue a new opportunity.

•                  Further, on February 12, 2020, the Company announced that:

•                  Gold production at the Brucejack Mine for 2020 is expected in the range of 325,000 to 365,000 ounces, at an expected production rate of 3,800 tonnes per day with average annual gold grade ranging between 7.6 grams per tonne to 8.5 grams per tonne and targeting a gold recovery of 97%.

•                  Based on preliminary data available to date, foreseeable average annual gold production while mining in Brucejack’s Valley of the Kings is currently expected to be in a range comparable with the gold production guidance range for 2020. This preliminary updated production outlook (the “Preliminary Production Outlook”) supersedes the previously published April 2019 Valley of the Kings life of mine average annual gold production estimate of approximately 525,000 ounces. The change is primarily as a result of a reduction in estimated gold grade. The Company’s economic performance forecasts, including cash flow forecasts and net present value, may be impacted by the Preliminary Production Outlook. Readers are cautioned that the Preliminary Production Outlook is by definition preliminary in nature and subject to further adjustment as other key metrics, such as tonnes, grade and costs, are finalized.

•                  The Company expects to disclose an updated life of mine plan and updated Mineral Resource and Mineral Reserve estimates for the Brucejack Mine by March 31, 2020. The 2020 updates are being prepared in accordance with NI 43-101. The life of mine plan and Mineral Reserve estimate is being prepared by Tetra Tech and the Mineral Resource estimate is being prepared by Ivor W.O. Jones, M.SC., P.Geo., FAusIMM, of IJPL, each of whom is a QP as defined by NI 43-101 and independent of the Company. In addition, Optiro Pty Ltd. has been retained to review the updated Mineral Resource estimate.

Lyle Morgenthaler, B.A.Sc., P.Eng., our Chief Mine Engineer, is the QP responsible for Brucejack Mine development and has reviewed and approved the scientific and technical information contained in this section of the AIF relating thereto.

Joel Ashburner, B.A.Sc., P.Geo, Pretivm’s Chief Mine Exploration Geologist is the QP responsible for the Brucejack Mine reserve definition, expansion and exploration drilling, and has reviewed and approved the scientific and technical information contained in this section of the AIF relating thereto.

Kenneth C. McNaughton, M.A.Sc., P.Eng., our Vice President and Chief Exploration Officer, is the QP responsible for the Bowser Property grassroots exploration program and has reviewed and approved the scientific and technical information contained in this section of the AIF relating thereto.

IJPL, an independent QP, is responsible for the Mineral Resource for Brucejack and has reviewed and approved the scientific and technical information contained in this section of the AIF relating thereto.

Operating Results for 2019

On February 12, 2020, we reported our operating results for the year ended December 31, 2019, as follows:

•                  1,359,403 tonnes of ore were mined, equivalent to a mining rate of 3,724 tonnes per day;

•                  1,303,001 tonnes of ore were processed, equivalent to a throughput rate of 3,570 tonnes per day. The mill feed grade averaged 8.7 grams per tonne gold and recovery was 96.9%; and

•                  354,405 ounces of gold and 516,977 ounces of silver were produced, and 351,348 ounces of gold and 420,440 ounces of silver were sold.

The following table summarizes our operating results for the years ended December 31, 2019 and 2018.

		Year ended December 31,
		2019	2018
Ore mined (wet tonnes)	t	1,359,403	1,055,208
Mining rate	tpd	3,724	2,891
Ore milled (dry tonnes)	t	1,303,001	1,005,603
Head grade	g/t Au	8.7	11.9
Recovery	%	96.9	97.3
Mill throughput	tpd	3,570	2,755
Gold ounces produced	oz	354,405	376,012
Silver ounces produced	oz	516,977	422,562
Gold ounces sold	oz	351,348	367,428
Silver ounces sold	oz	420,440	372,090

The following abbreviations were used above: t (tonnes), tpd (tonnes per day), g/t (grams per tonne), Au (gold) and oz (ounces).

In 2020, we expect mining will continue to focus on advancing underground development to open up the mine to operate at a production rate of 3,800 tonnes per day. Through the first half of 2020 development will advance at depth on the 1080-metre Level and west to the Brucejack Fault zone. The increased development should provide sufficient access to build the stope inventory required to allow mining operations to optimize stope blending and provide alternative stopes for mining if required. In addition, we plan to commence a high-density reverse circulation drill program in the second quarter of 2020 to increase the volume of grade information necessary to enhance mine planning and optimize gold production.

Lyle Morgenthaler, B.A.Sc., P.Eng., Pretivm’s Chief Mine Engineer is the QP responsible for Brucejack Mine development and has reviewed and approved the scientific and technical information contained in this AIF relating thereto.

Mineral Reserves and Mineral Resources

On April 4, 2019, the Company announced the 2019 Mineral Reserve, the 2019 Mineral Resource and the 2019 Life of Mine Plan, incorporating the production ramp-up to 3,800 tonnes per day for the Brucejack Mine. The 2019 Updates were based on the six quarters of mining operations at the Brucejack Mine since commercial production commenced in July 2017. The 2019 Updates are detailed in the Brucejack Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under the Company’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Brucejack Report updated the operating parameters contemplated in the 2014 Brucejack Report with an effective date of June 19, 2014, before the mine was constructed and operating. See “Brucejack Project” in this AIF.

Updates to Mineral Resource and Mineral Reserve Estimates

The Company expects to disclose an updated life of mine plan and updated Mineral Resource and Mineral Reserve estimates for the Brucejack Mine by March 31, 2020. The 2020 updates are being prepared in accordance with NI 43-101. The life of mine plan and Mineral Reserve estimate is being prepared by Tetra Tech and the Mineral Resource estimate is being prepared by Ivor W.O. Jones, M.SC., P.Geo., FAusIMM, of IJPL, each of whom is a QP as defined by NI 43-101 and independent of the Company. In addition, Optiro Pty Ltd. has been retained to review the updated Mineral Resource estimate. A webcast technical session with management is expected to follow the release of these updates and will also provide an overview of the reconciliations for Mineral Reserve and Mineral Resource estimates, updated geological interpretation and mining initiatives among other things.

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

(3)         Includes transmission line.

On February 21, 2017, we announced the February 2017 Capital Cost Forecast, being that our total project capital cost forecast to complete construction of the Brucejack Mine, including contingencies, was $811.1 million, an increase of 16% from the February 2016 Capital Cost Estimate of $696.8 million.  Key areas of capital cost increases from the February 2016 Capital Cost Estimate included the transmission line ($37.9 million); costs to accelerate commissioning ($13.9 million); new scope items ($21.7 million); construction overages ($34.1 million); and Indirects/Owner’s costs ($31.4 million).

The Brucejack Mine economics were updated (the “2017 Project Economics”) based on the February 2017 Capital Cost Forecast (the “2017 Project Economics Update”).  Net Cash Flows and Net Present Values decreased slightly, and Internal Rates of Return and Payback improved marginally in comparison to the Project economics that were announced on February 17, 2016.

The following table provides a summary of the 2017 Project Economics by metal price.

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

(1) Includes impact from financing announced Sept 15, 2015.

(2) Financing impact assumed repayment of debt facility at maturity, exercise of maximum buyout options for offtake and stream facilities at December 31, 2018.

(3) NPV is discounted to December 31, 2015.

Exploration Assets

Our exploration and evaluation assets are the Snowfield Project, the Bowser Claims and the PPDD Project.

Snowfield Project

We have a 100% interest in the Snowfield Property which borders Brucejack Mine to the north and is comprised of one mineral claim with an area of 1,217 hectares.  The Snowfield Project mineral claim is in good standing until 2030 and we continue to conduct baseline environmental studies for potential future development. The Snowfield Project represents a longer-term gold opportunity for our shareholders.  Although we do not have a development plan as yet for the Snowfield Project, we plan to continue to explore the area and have budgeted for additional environmental studies which will benefit both Brucejack and Snowfield Projects.

Bowser Claims

The Bowser Property is located southeast of the Brucejack Mine and comprises 1,220 square kilometres. An extensive regional exploration campaign was initiated in 2015 to identify mineralized zones similar to the Valley of the Kings and Eskay Creek deposits. To date, the comprehensive regional exploration program has included the collection of over 15,700 samples, regional mapping, prospecting, airborne geophysics, ground geophysics, hyperspectral mapping, and data compilation. The 2019 exploration program included 19,850 metres of drilling, completed by four drills. Drilling focused on testing high-priority targets across the Bowser Property, including a potential Eskay Creek style volcanogenic massive sulphide (“VMS”) system in the A6 Zone, a structurally controlled intrusion-related gold system at the Koopa Zone, a porphyry copper-gold system in the Haimila Zone, and Brucejack-style epithermal system in the Tuck and American Creek Zones. The most promising results of the 2019 program were encountered at the A6 Zone.

The A6 Zone is located approximately 14 kilometres northeast of the Brucejack Mine. A prospecting and mapping program in 2018 outlined an area with stratigraphy consistent with a paleo-rift environment, favorable to the formation of Eskay Creek-style VMS systems. Drilling in 2019 included 17 drill holes totaling 8,340 metres and identified a buried rhyolite dome capped by a mudstone unit locally anomalous in arsenic and mercury.  The rhyolite dome is up to 200 metres thick, at least 500 metres wide and 2 kilometres long, and remains open to the north and south. The rhyolite is intensely sericite altered, hosts pyrite stringer zones, and locally hosts anomalous copper and silver values.  In two drill holes peripheral to the rhyolite, narrow structural intersections of high-grade silver and copper mineralization were found. The alteration and geochemistry further indicate potential for hosting an Eskay Creek-style VMS system at the A6 Zone. Follow-up drilling will test along the strike of the rhyolite to fully define the limits of the dome and to look for paleo vent zones, which are expected to be marked by the accumulation of massive sulphides.

The Koopa Zone, located approximately 30 kilometres east-southeast of the Brucejack Mine, hosts a structurally controlled quartz, pyrite and arsenopyrite vein system that cross-cuts sericite altered Iskut River Formation. The trace element geochemistry is indicative of an intrusion related gold system. A total of 5,771 metres of drilling in 13 holes was completed in 2019 testing along strike from the 2018 drilling.  This drilling defined a 300-metre-long deformation zone that hosts low grade gold in veins and vein margins. The mineralized zone is northwest-southeast trending and is open to the northwest and at depth. Follow-up drilling to target high-grade gold at depth in the Koopa Zone is planned for 2020.

The Haimila Zone is located approximately 20 kilometres southeast of the Brucejack Mine where surface sampling over the previous two field seasons had found numerous discontinuous quartz-sulphide veins that contain anomalous values of gold and copper.  On the west side of the Haimila Glacier, these veins are associated with zones of strong propylitic and phyllic alteration, which are believed to be porphyry-related. Two drill holes totaling 531 metres tested the alteration zone in 2019. Both holes intersected up to 100 metres of phyllic alteration anomalous values of gold and copper throughout. Follow-up drilling to test the copper-gold porphyry potential in the Haimila Zone is planned in 2020.

At the Tuck Zone, a total of five drill holes tested a 400-metre-long section of the zone in 2019, all of which intersected a flat lying bed of intensely altered volcanics that contained low grade gold associated with pyrite. Follow-up work will include testing for structurally hosted, high grade gold mineralization. Anomalous gold and copper results at the American Creek and Canoe Zones will continue to be evaluated for potential follow-up.

In 2020, our regional grassroots exploration program will continue and primarily focus on exploration for VMS mineralization at the A6 Zone, for intrusion related gold mineralization at the Koopa Zone, and for epithermal and porphyry related gold mineralization elsewhere on the property.

Kenneth C. McNaughton, M.A.Sc., P.Eng., our Vice President and Chief Exploration Officer, is the QP responsible for the Bowser Property grassroots exploration program and has reviewed and approved the scientific and technical information in this section of the AIF related thereto.

PPDD Project

The PPDD Project is a deep underground exploration program involving the testing of the extent of Brucejack-style mineralization and the porphyry potential directly below the Brucejack Mine at depth.

In early 2019, as part of the PPDD Project and based on the previous drill results and follow-up geophysical program and mineral chemistry evaluation, two deep holes were drilled to further test the porphyry potential below the Valley of the Kings and the Flow Dome Zone. Both holes encountered Brucejack-style, gold-silver bearing quartz carbonate stockwork, and intersected anomalous copper and molybdenum mineralization at depth, indicative of a porphyry and similar to that noted in the 2018 deep exploration drilling. As a follow up, a third deep hole with a length of 1,677 metres was drilled northeast under the Valley of the Kings deposit in 2019. Hole VU-2019, drilled at a -85 degree angle from the 1130-metre Level in the Valley of the Kings underground development, intersected two zones of anomalous copper and molybdenum mineralization at depth, indicative of porphyry-style mineralization and similar to that encountered during the 2018 deep exploration drilling. The first intersection, between 1,130 metres to 1,330 metres down hole, corresponds to a zone of propylitic alteration with sporadic intersections of tourmaline, porphyry-style veinlets, and intermediate dikes. The second intersection, between 1,400 metres to 1,675 metres down hole, corresponds to a zone of variable phyllic, propylitic, and sodic-calcic alteration. Geological observations noted in VU-2019 indicate an increased proximity to porphyry-style mineralization compared to the previous deep drilling.

Based on a review of the results of Hole VU-2019 in conjunction with results from previous deep underground exploration drilling and geophysical data, a fourth drill hole was initiated to target the porphyry potential to the northwest of drill hole VU-2019. An update will be provided following the receipt of assay results and further evaluation.

In addition, hole VU-2019 intersected several zones of Brucejack-style veining and alteration from the collar to a depth of 980 metres down hole. The three deep holes drilled as part of the PPDD Project in 2019 were drilled in an area uninformed by previous drilling, suggesting the potential extension of Brucejack-style mineralization at depth below the Brucejack Mine.

Joel Ashburner, B.A.Sc., P.Geo., Pretivm’s Chief Mine Exploration Geologist is the QP responsible for the Brucejack Mine exploration drilling and has reviewed and approved the scientific and technical information contained in this AIF relating thereto.

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

Employees

At the end of 2019, there were 41 people employed at Pretivm’s corporate head office in Vancouver and 741 people employed directly by Pretivm at the Brucejack Mine, including 606 permanent and 135 temporary workers. Most temporary positions were associated with surface operations at the mine, including labourers and heavy equipment operators. In addition to those employed directly by Pretivm, a number of contractors at the mine site employed a total of 460 people. In total, Pretivm and contractors had a combined workforce of 1,242 people.

Pretivm’s workforce in 2019 stayed relatively steady throughout the year. While seasonal workers continue to be an important part of the workforce, opportunities extended between the snow removal activities in the winter and exploration activities in the summer. Some seasonal workers transition between these seasonal departments.

Due to the rotational nature of employment at the Brucejack Mine, there may be two people for the majority of positions at site. We are committed to providing, where possible, employment opportunities with members of the local communities and First Nations.

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

Environmental and Social Policies

We have adopted several policies concerning environmental stewardship, health, safety, and the overall welfare of people. These policies include the Code of Business Conduct and Ethics of the Company (the “Code”), the Environmental Policy, Health and Safety Policy, Fitness for Duty Policy, and Social Responsibility Policy.

The Code embodies our commitment to ethical principles and sets out our responsibilities to our shareholders, employees, lenders and other stakeholders.

Our Code addresses general business ethical principles, conflicts of interests, special ethical obligations for employees with financial reporting responsibilities, disclosure commitments and practices, confidentiality of corporate information, protection and proper use of corporate assets, compliance with laws, rules and regulations, reporting of any illegal or unethical behaviour and other relevant issues. Our Code also states our commitment to a work environment that is free from discrimination, bullying and harassment and our commitment to providing all employees with a workplace that respects their basic human rights. The Code can be found on our website and is available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In addition, our Board has adopted a Complaint Reporting and Whistle Blower Policy and implemented a complaint reporting and whistleblower hotline (website and telephone-based), which is operated by an independent third-party. The hotline is available for individuals to report complaints and concerns regarding, among other things, violations of the Code. As well, we have a Corrupt Practices Policy, which requires that directors, officers, employees and contractors conduct business in a manner that does not contravene anti-bribery and anti-corruption laws, including the Criminal Code (Canada), Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (United States).

Our employee health and safety, environmental and sustainability activities are overseen by the Sustainability and Technical Committee of the Board.

Environmental

The Brucejack Mine has been developed in accordance with stringent federal and provincial requirements to protect the natural environment throughout the course of exploration, mining, processing and closure activities. These requirements address our compliance with regulatory standards, mitigation measures, and the pursuit of optimal practices for operating our mine, camps and access road.

We are committed to maintaining environmental protection practices compliant with applicable laws and contractual obligations, and to practicing environmental stewardship which seeks to minimize the impact of our operations on the environment. In furtherance of this commitment, we have developed Environmental Management Plans (“EMPs”) to operate Brucejack in a manner in accordance with our corporate Environmental Policy and regulatory requirements.  The primary EMPs include plans for management of water quality and aquatic effects; air quality; metal leaching and acid rock drainage; wildlife; vegetation; and heritage resources, as well as plans for emergency spill response; chemicals and materials storage and handling; waste management; invasive plants management; and chemicals management plans for the mine water treatment plant.

Water and air discharges from the mine are closely monitored internally and through independent parties. Water quality and flows are monitored both at the points of discharge and at multiple locations in the downstream receiving environment. Additional aquatic effects monitoring of both the downstream environment and a reference site is conducted and assessed to confirm that the downstream aquatic receiving environment is not being affected by our activities. There is also monitoring in effect for impacts on vegetation and aquatic and terrestrial wildlife. The monitoring regime for Brucejack extends through the mine life and closure stages.

The efficient use of energy, resources and materials is integral to the design and operation of our facilities. Conservation efforts in the development of the Brucejack Mine included:

•                  connection to the BC Hydro transmission grid to access hydro-electric power resulting in reduced greenhouse gas emissions;

•                  the use of electric heaters in place of traditional propane heaters to reduce greenhouse gas emissions;

•                  the installation of variable frequency electrical drives to increase the efficiency of the mill facility and reduce power consumption;

•                  the installation of a pebble crusher to further grind ore in order to increase efficiency of the ball mill;

•                  the installation of LED high-bay lighting in the mill building to reduce energy usage; and

•                  the installation of a state of the art water treatment facility for construction and operations.

We require that all employees, contractors and suppliers comply with our corporate commitments to protect the natural environment, and to that end we provide them with the resources and training necessary to fulfill their responsibilities.

Health and Safety

Human health and safety is the primary consideration governing our activities at the Brucejack Mine and our corporate offices. Pretivm’s safety management initiatives emphasize effective safety leadership, accountability, and a proactive approach to risk recognition. We have implemented health and safety policies and practices with respect to our operations at the Brucejack Mine, which include the maintenance of a drug and alcohol-free environment. Safety awareness education is conducted at the mine site on a daily basis to instill the competency in our workforce to identify, understand, and manage risk in the remote site operating environment. On-the-job training related to safety at the Brucejack Mine is continuously provided to Pretivm employees and contractors on site, including basic first aid, food safety, the workplace hazardous materials information system, mine rescue, avalanche training, and other relevant topics. The Fitness for Duty Policy forbids the consumption or possession of alcohol or illegal drugs at site, and supervisors are trained to identify drug and alcohol use on the job. Pretivm offers an

Employee Assistance Program which provides additional health and wellness support on and off the Brucejack Mine site.  We believe that safe operating practices are a shared responsibility among our management, employees, contractors and community visitors.  We are all committed to the implementation of health and safety practices to ensure our own personal safety and the safety of our fellow employees.

Community

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

The design, development and construction of the Brucejack Mine involved extensive and ongoing consultation with local indigenous groups, all levels of government in Canada and the state of Alaska, as well as the general public. This process of engagement and consultation ensures that the conduct of our project activities meets the expectations set out in our Environmental Assessment Certificate and related conditions and has established the framework for ongoing dialogue to ensure community concerns are understood and addressed appropriately.

We maintain engagement with communities by:

•                  hosting community events and open houses to provide updates, respond to questions, promote job opportunities and offer insight into mine site work for the benefit of potential employees and their families;

•                  participating in regional economic development initiatives;

•                  supporting and attending local cultural events;

•                  direct outreach to local communities and educational institutions by our Community Relations Manager; and

•                  maintaining a local presence and central point of contact through our office in Smithers.

We are committed to hiring locally for all positions whenever possible and work directly with community employment coordinators to connect locals with job opportunities at the Brucejack Mine and support their continued success. We are striving to leverage our role in the region for meaningful and long-lasting benefits to local individuals and communities. We are working in partnership with relevant government and educational institutions in northern British Columbia to identify gaps in local labour force capacity where we can focus training and development strategies. Our shared goal is to prepare workers for roles in mining and beyond and foster the transferrable skills which will benefit the region for the longer term.

Pretivm has been a corporate citizen of northern British Columbia since it was first formed in late 2010 to advance the Brucejack Project. As the Brucejack Project grew in scope, so did the need for supplies and services, which has benefitted the businesses in the region. Many of these businesses are based in the commercial centres of Terrace and Smithers as well as the district of Stewart, New Hazelton, and other surrounding communities. We have sourced locally for food and fuel for Brucejack camps, as well as office supplies and vehicle renting and leasing. We have engaged local companies who provide services related to road maintenance, transportation, medical response, electrical trades, environmental controls and monitoring, drilling, camp buildings and supplies, as well as construction-related contracting including steel supply and installation. We will continue to look first to local suppliers as part of our procurement strategies during operations.

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

In relation to the Brucejack Mine, as at December 31, 2019, the Company has $54,000 of restricted cash in the form of Guaranteed Investment Certificates and Letters of Credit as security deposits with various government agencies in relation to decommissioning and restoration provisions. In support of the closure plan for the Brucejack Mine, the Company increased its reclamation security in 2019 through a surety bond to total surety bonds of C$31.7 million in favour of the Ministry of Energy, Mines and Petroleum Resources. The Company was not required to provide collateral for the surety bonds.

In addition, the Company has a liability for remediation of current and past disturbances associated with the exploration, development and production activities at the Brucejack Mine. The decommissioning and restoration provision, as at December 31, 2019, is $21.2 million. Most of the expected expenditures to settle the decommissioning and restoration provision are anticipated to occur after the end of the mine life.

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

We may be required to post additional security in respect of our environmental obligations. Any changes to the current environmental regulatory regime to which we are subject may result in increased costs and decreased production and revenue in the future, which could adversely affect our earnings and competitive position.  See “Risk Factors” below.

Indebtedness

Construction Financing Package

In September 2015, we completed a $540 million construction financing package comprised of a credit facility for $350 million (the “Construction Credit Facility”), a $150 million prepayment under an 8% callable gold and silver stream agreement (the “Stream Agreement”) and a private placement of Common Shares for $40 million. On December 18, 2018, we refinanced the Construction Credit Facility by way of the Loan Facility and repurchased our obligation under the Stream Agreement for $237 million. See “— Debt Refinancing” below.

In addition, as part of the construction financing package, we entered into an offtake agreement on September 15, 2015 (the “Offtake Agreement”). The Offtake Agreement applied to sales from the first 7,067,000 ounces of refined gold, which were to be sold to the offtake purchasers, in each case, at a price based on a market referenced gold price in U.S. dollars per ounce during a defined pricing  period  before  and  after  the  date  of  each  sale. Pursuant to the terms of the Offtake Agreement, we had the option to reduce the offtake obligation on December 31, 2019 to 25% in exchange for a payment equal to US$13 per ounce of refined gold for 75% of the ounces of refined gold remaining to be delivered under the agreement. On September 30, 2019, we repurchased 100% of the Offtake Agreement and eliminated our obligations thereunder in exchange for payment to the offtake counterparties in the aggregate amount of approximately $82 million, paid in two tranches, with approximately $62 million paid on September 30, 2019 and approximately $20 million paid in the fourth quarter of 2019. The repurchase price represented US$13 per ounce for 100% of the refined gold remaining to be delivered under the Offtake Agreement.

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

The term of the Loan Facility is four years with a maturity date of December 18, 2022. The Term Facility is being repaid in equal quarterly installments of principal in the amount of $16.67 million commencing at the end of the second quarter of 2019. The Revolving Facility required a principal repayment of $30 million on June 18, 2019, at which time the Revolving Facility was reduced to $200 million. The remaining principal of the Revolving Facility will be repaid as a bullet payment in full on the maturity date. The undrawn portion of the Loan Facility at December 31, 2019 was $16.4 million with $1.6 million used for a letter of credit supporting a reclamation deposit requirement.

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

The Loan Facility was used to refinance the Construction Credit Facility in the amount of approximately $423 million. The additional funds from the Loan Facility and cash on hand generated from operating activities were used to repurchase the Company’s obligation under its callable 8% gold and silver stream for $237 million, which was sold by the Company as part of the construction financing package, and for working capital. During 2019, the Company repaid $98 million of the Loan Facility using cash generated from operations.

Principal Markets and Distribution

The Company sold its refined gold to counterparties to its Offtake Agreement until September 15, 2019. The purchasers under the Offtake Agreement paid for refined gold based on a market referenced gold price in U.S. dollars per ounce during a defined pricing period before and after the date of each sale. Currently, the Company sells its refined gold on spot contracts to financial institutions in Canada and its concentrates to trading companies. The Company sells its silver to refineries located in Canada and other jurisdictions and trading companies. The Company continually evaluates the counterparties to which it sells its product. The Company is not economically dependent on a limited number of customers for the sale of its gold and silver as its products can be sold through numerous world-wide commodity markets.

BRUCEJACK PROJECT

Unless stated otherwise, the scientific and technical information in this AIF is solely derived from, and in some instances is an extract from, the Brucejack Report, which has an effective date of April 4, 2019.

Based on preliminary data available to date, foreseeable average annual gold production while mining in the Valley of the Kings is currently expected to be in a range comparable with the gold production guidance range for 2020 (325,000 to 365,000 ounces of gold). This Preliminary Production Outlook supersedes the April 2019 Valley of the Kings Life of Mine average annual gold production estimate of approximately 525,000 ounces set out in the Brucejack Report. The change is primarily as a result of a reduction in estimated gold grade. The Company’s economic performance forecasts, including cash flow forecasts and net present value, may be impacted by the Preliminary Production Outlook. Readers are cautioned that the Preliminary Production Outlook is by definition preliminary in nature and subject to further adjustment as other key metrics, such as tonnes, grade and costs, are finalized. The Company expects to disclose an updated Life of Mine plan and updated Mineral Resource and Mineral Reserve estimates for the Brucejack Mine by March 31, 2020. The 2020 updates are being prepared in accordance with NI 43-101.

The following disclosure relating to the Brucejack Project is based on information derived from the Brucejack Report, the NI 43-101 compliant technical report on Brucejack with an effective date of April 4, 2019.

Reference should be made to the full text of the Brucejack Report, which is available electronically on the SEDAR website at www.sedar.com under our SEDAR profile, as the Brucejack Report contains additional assumptions, qualifications, references, reliances and procedures which are not fully described herein.

The “Resource Estimate” in the Brucejack Report has been prepared in compliance with, and Mineral Reserves in the Brucejack Report have been classified in accordance with, NI 43-101 and Form 43-101F1 which require that all estimates be prepared in accordance with the “CIM Definition Standards on Mineral Resources and Mineral Reserves as prepared by the CIM Standing Committee on Reserve Definitions” and in effect as of the effective date of the Brucejack Report.

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

The Brucejack Project (also known as the “Property” in the Brucejack Report) consists of four mining leases and six mineral claims currently totalling 3,305.85 hectares.  The mining leases require annual payments to remain in good standing. As at the date of this AIF, all mining leases are in good standing until September 17, 2020 and all mineral claims are in good standing until January 31, 2030.

Project Description and Location

The Brucejack Project is centred at approximately latitude 56°28’20”N by longitude 130°11’31”W, approximately 950 kilometres northwest of Vancouver, 65 kilometres north-northwest of Stewart, and 21 kilometres south-southeast of the Eskay Creek Mine.

Pretivm acquired its 100% outright interest in the Brucejack Project in December 2010, pursuant to the acquisition agreement with Silver Standard Resources Inc. (now known as SSR Mining Inc.) (“Silver Standard”).  The Brucejack Project, not including mining lease 1038600, is subject to a 1.2% net smelter returns royalty in favour of Franco-Nevada Corporation (“Franco-Nevada”) on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

Mining lease 1038600 is subject to a 2% net smelter return royalty, minimum annual payments of C$50,000 with a buy out provision of C$4 million per 1%, for a total buyout of C$8 million. Mining lease 1038600 does not cover any of the area within the current mine plan.

Property Location Map

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The Brucejack Project is located in the Boundary Range of the Coast Mountain Physiographic Belt.

We completed construction of its 73 km access road that links Brucejack Camp to Highway 37 at km 215, approximately 60 km north of Meziadin Junction. From Highway 37 the road crosses the Bell Irving River to Wildfire Camp and then traverses Wildfire Creek valley to the headwaters of Scott Creek, traverses along Scott Creek valley to Bowser River valley and then proceeds along Bowser River valley to Knipple Glacier, a distance of 58 km. A 12 km road is established along Knipple Glacier to the headwaters of the Brucejack Creek watershed at which point the road extends 3 km to the mine site.

Provincial permits and federal authorization of the mine prohibit public use of the access road. A gate is located at the Highway 37 junction, and security screening is undertaken at Wildfire Camp. Along the access road, a 5,400 ft aerodrome has been established at Bowser Aerodrome 5 km east of Knipple Camp (Lake). Personnel, equipment, fuel and camp provisions are driven to a staging area at Knipple Camp, before being taken over the glacier to the Brucejack Camp.

The Brucejack Property area is also easily accessible with the use of a chartered helicopter from the town of Stewart, or seasonally from the settlement of Bell II. The flight time from Stewart is approximately 30 minutes and slightly less from Bell II; however, Stewart has the advantage of having an established year-round helicopter base.

The larger communities of Smithers and Terrace, located 326 km and 300 km respectively by road, provide hubs for mine personnel to live and airports for out-of-the-region staff to commute to site. Charter busses provide transport from these communities and other communities along Highway 16 to the Brucejack Mine.

Rail traffic can load and unload in Terrace, and port facilities at Stewart and Prince Rupert are available for off-shore transport.

Climate

The climate is typical of northwestern British Columbia with cool, wet summers, and relatively moderate but wet winters.  Annual temperatures range from +20°C to -20°C.  Precipitation is high with heavy snowfall accumulations ranging from 10 metres to 15 metres at higher elevations and 2 metres to 3 metres along the lower river valleys.  Snow packs cover the higher elevations from October to May.  The optimum field season is from late June to mid-October.

Local Resources and Infrastructure

Local resources are limited to what is brought into the mine and camps.

Infrastructure along the access road includes camps at Wildfire and Knipple and Bowser Aerodrome, 5 km east of Knipple Lake. At the mine, the camp comprises accommodation for

542 with recreational, office, and multiple support facilities. The nearest off-site infrastructure is located in the town of Stewart, approximately 65 km to the south, which has a minimum of supplies and personnel. The towns of Terrace and Smithers are also located in the same general region as the Brucejack Project, and both are directly accessible by daily air service from Vancouver.

The nearest railway is the Canadian National Railway Yellowhead route, which is located approximately 220 km to the southeast. This line runs east-west and terminates at the deep-water port of Prince Rupert on the west coast of BC.

Stewart, BC, the most northerly ice-free shipping port in North America, is accessible to store and ship concentrates. At the effective date of the Brucejack Report, the Red Chris Mine ships material via this terminal.

A BC Hydro high-voltage, 138 kV transmission line services Stewart, BC. The Long Lake transmission line extends north from Stewart and connects their generating facilities with a BC Hydro high-voltage transmission line. The 57 km Brucejack transmission line extends from the Long Lake generation station to the mine via the Knipple Substation. Electric power is stepped down at the Knipple Substation from 138 to 69 kV and is then delivered to the Brucejack Mine site. Emergency power is available from diesel generators located at the Brucejack Mine site.

Mine infrastructure and infrastructure along the road are permitted under a variety of permits for water use and camps with land use held under various Licenses of Occupation. Tailings storage and waste rock are permitted under discharge permits with adequate storage capacity in Brucejack Lake. The access road is permitted under a provincial Special Use Permit.

History and Exploration

The earliest known prospecting in the Brucejack Lake area occurred in the 1880s. In 1935, copper-molybdenum mineralization was discovered on the Sulphurets Property by prospectors in the vicinity of the Main Copper Zone, approximately 6 km northwest of Brucejack Lake; however, these claims were not staked until 1960. From 1935 to 1959, the area was relatively inactive with respect to prospecting; however, it was intermittently evaluated by a number of different parties and resulted in the discovery of several small copper and gold-silver occurrences in the Sulphurets-Mitchell Creek area. In 1959, Granduc Mines Ltd. (“Granduc”) and Alaskan prospectors staked the main claim group, covering the known copper and gold-silver occurrences, which collectively became known as the Sulphurets Property. This was the start of what could be termed the era of modern exploration.

Various operators explored the area, and an underground program was completed on the West Zone between 1986 and 1991 by the Newcana Joint Venture among Granduc Mines Limited, Newhawk Gold Mines Ltd. (“Newhawk”) and Lacana Mining Corporation.

In 1999, Silver Standard acquired Newhawk and with it, Newhawk’s 60% interest and control of the Brucejack Project and created separate projects for the Snowfield and Brucejack deposits.  In 2001, Silver Standard acquired Black Hawk Mining Inc.’s 40% direct interest in the Brucejack Project, resulting in 100% interest in the Brucejack Project.

Silver Standard initiated exploration on the Brucejack Project in 2009. The program included drilling, rock-chip and channel sampling, and re-assaying of historical drill core pulps. Results of this work confirmed that assay data from the majority of the historical drillholes on the Brucejack Project (849 out of 901 holes targeting five Zones) were suitable for use in geological modeling and resource estimation. A total of 17,964 m in 37 diamond drillholes were completed during the 2009 field season. Twelve drillholes were targeted at what would become the Valley of the Kings Zone.

The 2010 drill program was designed to continue definition of bulk tonnage mineralization on the Brucejack Project and to determine the nature and continuity of the high-grade mineralization intersected in the Valley of the Kings Zone. Approximately one third of the 2010 drilling targeted the Valley of the Kings Zone and included gold intersections of up to 5,850 g/t Au over 1.5 m.  The bulk tonnage drilling achieved its intended goal when a sizeable Mineral Resource was estimated for the Brucejack Project. The relatively dense drilling from the bulk tonnage drilling program, with drill spacings of 100 m by 100 m to 50 m by 50 m, formed the basis upon which the bulk tonnage resource model was built. Numerous high-grade intervals were intersected as part of this drilling, which allowed for the initial delineation of high-grade mineralization trends and preliminary domain definition in the Valley of the Kings Zone.  In 2010, Silver Standard sold the Snowfield and Brucejack properties to Pretivm.

In 2011, a bulk-tonnage resource update was released with an initial high-grade resource for the Valley of the Kings Zone. An additional high-grade resource estimate, with sensitivity testing, was released in November. Brownfields exploration included detailed surface geological mapping, limited surface sampling, and limited geophysics. A total of 178 diamond drillholes were completed, totaling 72,805 m. The program targeted previously defined high-grade intersections primarily in the Valley of the Kings Zone (60% of the total), but also in the Gossan Hill Zone, Shore Zone, West Zone, and Bridge Zone targets. Dewatering of the historical West Zone underground development was carried out to assess the condition of the workings and determine if the workings could be used as a launching point for a development drive to the Valley of the Kings Zone.

In 2012, detailed brownfields surface geological mapping and associated supplementary surface geochemical sampling was continued. A total of 301 drillholes were completed, totaling 105,500 m of drilling during the 2012 drilling program. Zones within 150 m of surface were drilled at 12.5 m centres, with the deeper parts (down to about 350 m below surface) being drilled at approximately 25 m centres. Drilling at greater depths was generally only able to reliably achieve 50 m centres. The results of the 2012 drilling were incorporated into a revised Mineral Resource. This resource estimate formed the basis for a feasibility study on the Brucejack Property, which was completed in June 2013.

In 2013, a total of 24 surface diamond drillholes (5,200 m) were completed on the main and eastern parts of the Valley of the Kings Zone. An additional 575 m of shallow geotechnical drilling was conducted in 13 drillholes. We extracted a 10,000 t bulk sample to further evaluate the geological interpretation and Mineral Resource estimate for the Valley of the Kings. Geological mapping (face, back, and ribs), channel, and chip sampling were conducted on a round-by-round basis for all the underground workings developed as part of the bulk sample.

Bulk sample material from each round (approximately 100 t) was sampled through a sampling tower and sent as defined rounds to the Contact Mill in Philipsburg, Montana, for processing. A total of 5,923 oz Au were produced from 10,302 t of bulk sample material processed through the mill at an average grade of 17.88 g/t Au. The results provided confidence in the November 2012 Mineral Resource and were used for parameter calibration and confidence classification in the December 2013 Mineral Resource.

A total of 16,500 m of underground drilling was conducted to augment the bulk sample results by drilling off a larger area around the bulk sample workings on the 1,345 m level. Drilling was conducted on approximately 7.5 m centres over an area of 120 m east-west by 60 to 90 m north-south by 120 m vertically. Additional underground exploration drilling was conducted to test targets outside of the bulk sample area. Underground drilling totaled 38,840 m in 409 drillholes.

Surface geological mapping and supplementary surface geochemical sampling was continued, albeit with a more greenfields exploration goal than in previous years. The majority of this exploration was conducted on our claims outside of the Brucejack Project area.

In 2014, approximately 11,200 m of surface drilling in 12 drillholes testing the mineralization potential at depth beneath the Valley of the Kings Zone was conducted. Geotechnical drilling totaled 725 m in 15 drillholes.

An airborne magnetic and radiometric survey was conducted over the Brucejack Project and the wider Company claim area by Precision GeoSurveys Inc. (“Precision”). Approximately 750-line km (of a total 1,185-line km) were flown at a 200 m line spacing over the Brucejack Project. Line spacings of between 400 and 500 m were flown on the broader Company claim area. A Scintrex Cs vapour CS-3 magnetometer and an IRIS were used to collect the data.

Additional Spartan MT data were acquired from both the Snowfield and Brucejack Projects in August and September by Quantec Geoscience Ltd. This work was aimed at targeting porphyry and epithermal mineralization and improving geological knowledge on the two property areas. Following 1D and 3D inversion modelling of the data, a total of ten conductive feature anomalies were identified, the most significant of these on the Brucejack Project being beneath the large flow foliated latite dome to the east of the Valley of the Kings Zone (now known as the Flow Dome Zone). These features were interpreted as reflecting increased alteration with abundant sericite content. Results of the geophysical surveys were used for enhanced structural interpretations as well as porphyry and epithermal deposit vectoring, targeting, and exploration program planning.

A total of 605 surface rock outcrop grab, chip, and channel samples were collected on the Brucejack Project.

Our main focus between 2015 and 2017 was on the permitting, financing, construction, and commissioning of the Brucejack Gold Mine. Brucejack Project exploration between 2015 and 2018, consequently, largely targeted resource and reserve expansion of the Valley of the Kings Zone through underground drilling.

In 2015, limited surface exploration drilling (8,380 m in 10 drillholes and two wedges) was conducted on the Brucejack Project, with 6,199 m in eight drillholes (including two wedges)

targeting the Flow Dome Zone. Other zones targeted included the Hanging Glacier Zone (987.33 m in three drillholes) and one drillhole in the South Zone. Surface mapping and limited surface sampling of the Flow Dome Zone augmented the drilling. Results of this drilling highlighted the continuation of Valley of the Kings Zone style phyllic alteration and electrum mineralization beneath the main part of the Flow Dome Zone, as well as isolated occurrences of relic potassic and propylitic alteration, bornite, and chalcopyrite. The drilling did not intersect the interpreted causative porphyry.

Additional airborne geophysical surveys were conducted as part of the Company’s claim block-wide airborne survey by Precision between July and October 2015, as a follow-up to the 2014 airborne survey. Although no new magnetic or radiometric lines were flown over the Brucejack Project in 2015, 1TEM electromagnetic data were obtained as part of Block 2 of this survey. The Block 2 survey was flown at a 200 m spacing between lines, with most of the lines flown in an east-west direction. Two of six north-south tie lines (spaced at 4,500 m) were flown over the Brucejack Project. Results of the survey over the Brucejack Project indicated the presence of an extensive hydrothermal footprint in this area, characterized by elevated conductivity. Known mineralized zones on the Brucejack Project are located within the elevated conductivity footprint. All of the 2015 surface diamond drillholes drilled into this footprint intersected extensively altered (generally phyllic alteration) and anomalously mineralized rocks. The electromagnetic data are being used in conjunction with other geological and geophysical data for brownfields exploration targeting.

In 2018, underground exploration drilling aimed at connecting the Valley of the Kings Zone to the Flow Dome Zone and testing the porphyry potential at depth beneath the Flow Dome Zone was conducted from the 1,200 m level in the Brucejack Gold Mine. A total of 3,138 m was drilled in two underground exploration drillholes. Results of this drilling showed that Valley of the Kings style mineralization and alteration was continuous from the Brucejack Gold Mine to the Flow Dome Zone. Anomalous copper and molybdenite mineralization coincided with a zone of relic potassic alteration between 1,400 and 1,485 m downhole depth in drillhole VU-911 and occurs more diffusely over a broader area in drillhole VU-820. Additional drilling is required to provide a three-point problem for source porphyry vectoring. The key to intersecting the source porphyry is to highlight the extent of the porphyry to epithermal transition zone and its potential for additional Valley of the Kings style electrum mineralization, in addition to assessing the gold potential of the source porphyry.

Additional ground-based geophysical surveys were conducted as part of the 2018 Flow Dome exploration program by Frontier Geosciences Inc. (“Frontier”). A total of 8,560 m of surface induced polarization (“IP”) and 6,640 m of reflection seismic ground surveys were conducted on four lines across the Brucejack Project in 2018. Both IP and seismic surveys were conducted on each of the three northeast-southwest trending lines, with only IP being conducted on the north-northwest trending linking line. Preliminary results are being used in conjunction with other geological and geophysical data for brownfields exploration targeting below the Flow Dome Zone.

Geological Setting

The Brucejack gold-silver deposit (the “Brucejack Deposit”) is situated on the western side of the Stikine Terrane of the Canadian Cordillera. Stikinia is the largest and westernmost of several exotic terranes in the Intermontane morphogeologic belt of the Canadian Cordillera. Stikinia is interpreted as a Philippine-style intra-oceanic island arc terrane, formed between mid-Palaeozoic to Middle Jurassic time, when it was accreted to the North American continental margin. Western Stikinia was subsequently affected by thin-skinned deformation during Cretaceous accretion of the outboard Insular Belt terranes.

The Brucejack Property is part of the Sulphurets Mineral District, is located on the eastern limb of the north-plunging McTagg Anticlinorium, the northern closure of the Stewart-Iskut Culmination Volcanic arc-related rocks of the Triassic Stuhini Group form the core of the anticlinorium, and are successively replaced outwards by volcanic arc-related rocks of the Jurassic Hazelton Group and clastic basin-fill sedimentary rocks of the Middle Jurassic to Lower Cretaceous Bowser Lake Group. A major unconformity separates the Stuhini and Hazelton Group rocks. As a consequence of its location relative to the axis of the culmination, Brucejack Deposit rocks are tilted and generally display a progressive younging towards the east.

Geology on the Brucejack Property can generally be characterized as a north-south trending, broadly arcuate, concave-westward 0.5 to 1.5 km wide band of variably phyllic-altered rocks and associated quartz stockwork extends over 5 km across the Brucejack Property area. The band straddles the Brucejack Fault across the Brucejack Project area, shifting from the west side of the fault in the north of the Brucejack Project area to the fault’s east side further south. The phyllic alteration typically contains between two and 20% pyrite, affects rocks from the bottom to the top of the lithological sequence, and, depending on the alteration intensity, can preclude protolith recognition. More than 40 mineralization showings, associated with the alteration band, have been identified on the Brucejack Project area, highlighting the exceptional exploration potential of the area.

Mineralization

Visible gold and silver mineralization in the Brucejack Deposit occurs as electrum and is predominately hosted in quartz-carbonate to carbonate vein and vein breccia structural corridors within broader stockwork zones. Additionally, low-grade (less than 5 g/t) gold mineralization occurs sub-microscopically in vein- and wall rock-hosted arsenian pyrite (invisible gold) throughout the Valley of the Kings Zone and possibly within the West Zone as well. Electrum-bearing quartz-carbonate veins and stockwork overprint and are co-spatial with earlier porphyry-related phyllic alteration in the Brucejack Deposit.

The Valley of the Kings Zone is currently defined over 1,200 m in east-west extent, 700 m in north-south extent, and 650 m in depth. Deep drilling has indicated that the alteration, mineralization, and veining in this zone extend to a depth of at least 1,100 m. Mineralization in the Valley of the Kings Zone is open to the east, west, and at depth. Deep exploration drilling conducted under the Flow Dome Zone in 2018  was successful in confirming the presence of Valley of the Kings Zone-style mineralization from the eastern edge of the Valley of the Kings Zone to beneath the Flow Dome Zone, which lies approximately 1,000 m further east. The West Zone is currently defined over 590 m along its northwest strike, 560 m across strike, and down to 650 m in depth, is open to the northwest, southeast, and at depth to the northeast. The Valley of the Kings Zone contains higher gold and lower silver grades than the West Zone.

Precious metal mineralization is ubiquitous throughout the vein systems; however, its continuity is not correlated to any specific geologic continuity; although mineralized structural corridors can be continuous on the metres- to tens-of-metres scale, the within-vein gold and silver distribution is highly erratic. Nevertheless, the distribution and grade of precious metal mineralization within the mineralized structural corridors within the broader stockwork system is of significant economic interest.

Mineralized Zones

Valley of the Kings Zone

Six stages of veining have been recognized in the Valley of the Kings Zone. Discontinuous, deformed, and variably oriented pyrite-quartz-calcite stringer veinlets represent the earliest stage of veining (Stage I). These veinlets are widespread in zones of phyllic alteration and may represent D-type veinlets associated with early porphyry-style alteration. Stage II veins are translucent to white, discontinuous, microcrystalline quartz veinlets found exclusively within pervasively silicified rocks. Stage I and II veins are pre-mineral with respect to precious metal mineralization as they are always cut by electrum-bearing epithermal veins. Electrum mineralization occurs in quartz-carbonate (Stage III), base metal sulphide-quartz-carbonate (Stage IV), and manganoan calcite (Stage V) sheeted veinlets, veins, vein breccia, and vein stockwork. Stages III-V veins are considered to have formed coevally as they display complex multiple overprinting relationships. Barren, thrust-related quartz-chlorite veins and tension gashes (Stage VI) cut all earlier vein generations and are likely mid-Cretaceous in age. Stage III veins increase in abundance at depth, to the west, and to the east in the Valley of the Kings Zone.

Stages III to V veins are locally undeformed to weakly deformed but display pinch-and-swell textures in high strain zones. Classic epithermal vein textures, including crustiform banding, sparse cockade textures, and vugs are locally present in Stage III and IV veins. Electrum in all mineralized vein stages occurs in a variety of textures, including: common fine- to coarse-grained dendrites, lesser amounts of coarse subhedral clots and aggregates, and uncommon fine- to medium-grained, subhedral to euhedral sheet- to plate-like crystals. The ratio of electrum varies significantly, with each of the three main mineralized vein stages displaying unique gold/silver signatures, ranging from 30 to 70% Au. Stage V veins typically contain electrum with the highest proportion of gold, whereas Stage IV veins contain predominantly silver-rich electrum that is locally chemically zoned (gold-rich cores surrounded by silver-rich rims). There does not appear to be any significant compositional zonation of electrum as a function of spatial location.

West Zone

Mineralization and veining in the West Zone were investigated in the late 1980s and early 1990s by Newhawk and research geologists. These studies documented mineralization and vein parageneses broadly similar to that described above for the Valley of the Kings Zone, with two notable exceptions: ore stage veins have a lower modal abundance of electrum and higher modal abundance of base metal sulphide and silver sulphosalt minerals and, therefore, a lower gold/silver ratio than those in the Valley of the Kings Zone, and the mineralogy of pre-

mineralization-stage veining in the West Zone is different to that of the Valley of the Kings Zone: Stage I veinlets in the West Zone are represented by potassium feldspar-quartz veinlets.

Deposit Types

The Brucejack Deposit is interpreted to be a deformed porphyry-related transitional to intermediate sulphidation epithermal high-grade gold-silver vein, vein stockwork, and vein breccia deposit that formed between 184 to 183 Ma. High-grade gold-silver mineralization is interpreted to have formed in association with a telescoped, multi-pulsed magmatic-hydrothermal system beneath an active local volcanic centre.

The Brucejack Deposit has many characteristics in common with intermediate sulphidation epithermal systems. Intermediate sulphidation epithermal systems occur in calc-alkaline andesite-dacite arcs and can be spatially associated with porphyry systems and individual volcanic centres. Mineralization in these systems is overwhelmingly hosted in veins, sheeted veins, vein stockwork, and vein breccia, with gold-silver occurring as electrum. While the majority of these types of epithermal systems form in arcs with neutral to extensional tectonic environments, Victoria (the gold-rich type example) and the giant Baguio Au district (both in the Philippines) were formed in a compressive island arc. The Brucejack Deposit appears to have formed in compressive island arc setting. Intermediate sulphidation epithermal deposits contain significant quantities of precious metals. The Brucejack Deposit has similarities in terms of vein style, mineralization paragenesis, and alteration to the Fruta del Norte high-grade gold deposit in Ecuador (greater than 155 t Au) and the Porgera gold deposit in Papua New Guinea (greater than 660 t Au).

Drilling

Drilling has been the primary tool used in the exploration of the Brucejack Property, with 511,580 m of core drilling in 3,300 drillholes and 9,246 m of reverse circulation (“RC”) drilling in 349 drillholes having been completed between 1960 and 2018. The majority of the 2017-2018 drilling (64,268 m in 62 drillholes) was HQ (63.5-millimetre diameter) diamond core resource definition, stope infill, and stope definition drilling. Underground exploration drilling totaled 8,426 m in 20 drillholes, including 18 drillholes targeting potential north-south structures and the Brucejack Fault and two deep drillholes testing the eastern extent of the Valley of the Kings Zone and the porphyry potential beneath the Flow Dome Zone.

No significant north-south structures, including along the Brucejack Fault, were intersected in the west-oriented underground exploration drilling. Mineralized veins intersected as part of this program were generally east-west trending.

The underground exploration drilling targeting the Flow Dome Zone was successful in demonstrating the presence of Valley of the Kings Zone style mineralization from the Brucejack Gold Mine workings to the Flow Dome Zone, as well as in intersecting porphyry-style alteration and mineralization at depth beneath the Flow Dome Zone.

Limited RC drilling was introduced on a test basis in 2018 to determine the viability of the method for stope infill, definition, and production drilling. Both dry (5,049 m in 97 infill drillholes) and wet (4,197 m in 252 production drillholes) sampling options were used. The dry sample RC drilling program did not achieve the hoped-for cost and time efficiencies over diamond core drilling and was discontinued for resource definition and infill drilling. Wet sample RC drilling, did, however, provide sufficient cost and time efficiencies over diamond core drilling for grade control and production.

Sampling, Analysis and Data Verification

All infill diamond core drillholes were whole core sampled over 1 m sample lengths, whereas exploration drillholes were half-core sampled over 1.5 m lengths. Dry RC samples were collected as two 2 kg samples directly from the cyclone splitter over 1.52 m lengths. Infill core and RC samples were sent to the ALS Global (“ALS”) facility in Terrace, BC for sample preparation, and then to the ALS Vancouver laboratory in North Vancouver, BC for analysis. Umpire check laboratories included the MS Analytical (“MSALabs”) and Met-Solve Laboratories Inc. (“Met-Solve”) in Vancouver, BC. Production RC samples were not subject to the same level of rigor as infill core and RC drilling, and were prepared and analyzed at the Company run on-site laboratories. While production RC samples are mainly used for grade control, a small number of these on the 1,260 m level were deemed to be of sufficient quality to be used in the estimation of the 2019 Mineral Resource.

Our quality assurance (“QA”)/quality control (“QC”) protocols for the Brucejack Deposit included tests for data accuracy, precision, and sample cross-contamination through the frequent submission of field control samples together with drillhole samples. Field control samples were inserted into the sample stream at a frequency of one standard, one duplicate, and one blank sample per twenty regular samples. Additional field control blank samples were inserted immediately following samples with logged visible gold to quantify and avoid any potential cross-contamination between samples as a result of smearing from high grade samples. The Company has retained GeoSpark Consulting Inc. (“GeoSpark”), a Nanaimo, BC based geological database software and services company, to independently conduct routine QA/QC checks on its database and compile QA/QC reporting through its GeoSpark Assure Quality Service program. The results of numerous external and internal QA/QC checks conducted on our drilling and sampling database across all of the Company’s drill programs on the Brucejack Property between 2011 and 2018 indicated acceptable levels of accuracy and precision, given the nature of the precious metal mineralization, with sample cross-contamination during sample preparation and assaying being within acceptable tolerance limits.

The QP, Mr. I.W.O. Jones, P.Geo., FAusIMM has conducted sufficient data and underground verification checks to satisfy himself that the drilling, core logging, sample handling, assaying, and data QA/QC procedures were conducted using industry best practices and that the data generated were of suitable quality for use in resource modelling and estimation of the Brucejack Deposit. It is the QP’s opinion that the sample preparation, sample security, and analytical procedures are satisfactory and appropriate for generating data of suitable quality for use in the Brucejack resource modelling. Furthermore, Mr. Jones considers the geological interpretation to be appropriate and representative of the mineralization in the Brucejack Deposit.

Mineral Processing and Metallurgical Testing

Extensive metallurgical testing programs have been conducted on the Brucejack Property since 1988, with major metallurgical test work performed between 2009 and 2014 to support the design and construction of the 2,700 t/d process plant at the Brucejack Gold Mine. Tetra Tech completed a test work review and process design descriptions for the previous feasibility study. Since commercial operations began in 2017, additional test work and process simulations have been completed to support prior operation and assess the increase of the process plant throughput to a target capacity of 3,800 t/d.

The previous test work was conducted to investigate mineralization amenability to gravity concentration, gold-silver bulk flotation, and cyanidation processes. Sample characteristics, including chemical composition, mineralogy, and hardness, were investigated. Other processing tests, including melting and solid liquid separation (“SLS”) tests, were also carried out. The tested samples were obtained from the Valley of the Kings Zone, the West Zone, and adjacent gold deposits such as the Galena Hill Zone, the Gossan Hill Zone, and others.

Most of the individual samples responded well to gravity separation, which consisted of a centrifugal separation and panning concentration. The test results also showed that the tested samples responded well to bulk flotation and cleaner flotation. With further verification tests on variability samples and locked-cycle tests on composite samples from the Valley of the Kings Zone and the West Zone, a conventional process combined gravity concertation and flotation on gravity tailings was recommended for the Brucejack Gold Mine.

Between September 2013 and February 2014, Strategic Minerals LLC (“Strategic Minerals”) processed two batches of bulk mineral samples generated from the Valley of the Kings Zone at the Contact Mill facility located in Philipsburg, Montana. Samples totalling 11,500 t were processed in two batches. A combined process of gravity separation and rougher/scavenger flotation with rougher concentrate cleaner flotation was employed to treat the bulk material. The gravity circuit included a Knelson concentrator and a Gemini table, while a jigging and tabling circuit to recover coarse free gold was also added when high-grade material was fed to the mill. No regrind circuit was applied to the rougher/scavenger concentrates. The test results indicated that the combined gravity and flotation method can effectively recover gold and silver from the material, which had a wide range in feed grade.

Beginning in 2017, a series of test work was conducted to support the Brucejack Gold Mine process plant optimization and throughput increase. The test work covered mineralogy analysis, grindability, gravity separation, intensive leaching, and flotation concentration. In addition, SLS tests and tailings paste backfill related tests were also performed. The results were used to optimize the current process plant operation and to assess the performance of the relevant circuits in the proposed 3,800 t/d throughput scenario.

The metallurgical tests confirmed that significant amounts of gold and silver are gravity recoverable, which varies with the mineralization and gold head grades. Batch flotation tests were completed to examine the impacts of varied flotation conditions with various samples. Two locked-cycle flotation tests were performed based on the batch flotation test results. The overall gold and silver recoveries achieved using Flowsheet No. 1 were 94.4% and 95.1%. The overall gold and silver recoveries achieved using Flowsheet No. 2 were 95.4% and 94.5%, respectively. It appears that the lower-grade concentrates of 28 g/t Au and 450 g/t Ag produced using Flowsheet No.2 can be upgraded by modifying the flowsheet configurations.

Several simulations were conducted to evaluate primary grinding, gravity, flotation, and concentrate and tailings thickening processes for the 3,800 t/d increased plant capacity. The primary grinding circuit modelling was based on comminution test data and operation data and performed using JKSimMet software. All simulation results indicated that the then primary grinding circuit was capable of reaching the target throughput capacity of 3,800 t/d. With further optimization of the grinding operation parameters, the grinding efficiency is anticipated to be improved. The existing cyclones and slurry handling systems can readily accommodate the increased throughput through minor modifications.

According to the simulation results, the primary gravity circuit may reach its recommended capacity at the increased throughput, which may slightly affect the recovery of the gravity recoverable gold and silver. For the current flotation circuit, the rougher and scavenger existing cells should be able to provide sufficient flotation retention time to handle the 3,800 t/d throughput. However, the capacity of the second and third cleaner flotation cells will require some upgrades to accommodate the increased throughput, in particular the second cleaner flotation cell. According to the existing circuit layout and flotation cell sizing, it is recommended to convert the existing third cleaner flotation cell to the second cleaner flotation (two, 15 m3 tank cells operating in series) and to install a new 30 m3 cell for the third cleaner flotation.

The process flowsheet used for the current mine operation is a combination of conventional gravity concentration and bulk sulphide flotation to recover gold and silver into gold doré and gold-silver bearing flotation concentrates. Ore was first introduced to the mill in May 2017 with a focus on ramping up to the designed production throughput ore from the low-grade ore stockpiles. On July 1, 2017, we declared commercial production at the Brucejack Gold Mine.

The Brucejack Property mineralization typically consists of quartz-carbonate-adularia, gold-silver bearing veins, stockwork and breccia zones, along with broad zones of disseminated mineralization. There is a significant portion of gold and silver present in the form of nugget or metallic gold and silver.

The concentrator was designed to process gold and silver ore at a nominal rate of 2,700 t/d to produce gold doré and gold flotation concentrate. The mill was successfully commissioned between March and May of 2017 and reached full operation later in 2017. In 2018, various review and assessment work was conducted to evaluate the potential of increasing mill throughput to 3,800 t/d and potential bottlenecks that may limit a further increase in the mill feed rate. Equipment suppliers and independent consultants conducted various reviews through various supporting test work and simulations. The review work indicated that with some minor modifications, such as increasing some of the slurry pump sizing and increasing the second and third cleaner flotation capacities, the process plant can handle the increased throughput of 3,800 t/d. The upgraded flowsheet remains identical to the existing operation flowsheet, including the following components:

•                  one stage of crushing underground;

•                  a 2,500 t semi-autogenous grinding (“SAG”) mill feed surge bin on surface;

•                  a SAG mill/ball mill/pebble crushing (“SABC”) primary grinding circuit equipped with a gravity concentration circuit;

•                  rougher flotation and scavenger flotation of hydrocyclone overflow;

•                  three stages of cleaner flotation on combined rougher and scavenger concentrates;

•                  flotation concentrate dewatering; and

•                  flotation tailings dewatering circuits.

The mill feed ore is crushed and ground to the particle size of 80% passing approximately 110 to 130 µm. Two gravity centrifugal concentrators, together with two upgrading tables and one associated gravity centrifugal concentrator, recover the free nugget gold grains from the ball mill discharge. The resulting gravity concentrate is further refined in the gold room on site to produce gold-silver doré.

The gold and gold bearing minerals of the hydrocyclone overflow from the primary grinding circuit are floated using rougher and scavenger flotation. The resulting rougher flotation and scavenger flotation concentrates are upgraded through three stages of cleaner flotation. The first cleaner scavenger flotation tailings report to the rougher scavenger flotation to further recover the residual gold, silver, and their bearing minerals. The third cleaner concentrate, or the final flotation concentrate, is dewatered using a high-rate thickener and a tower filter press prior to being loaded in customized bulk containers for shipping.

The final rougher scavenger flotation tailings are dewatered in a deep cone thickener. Approximately 40 to 50% of the flotation tailings are used to make paste to backfill excavated stopes in the underground mine, and the balance is pumped to Brucejack Lake where the tailings are stored under water. The concentrate and tailings thickener overflows are recycled as process make-up water. The underground and collected water are treated in the water treatment plant in the mill. The treated water is used for mill cooling, gland seal service, reagent preparation, and make-up water.

The upgraded process plant will continue to operate as two, 12-hour shifts per day, 365 days per year. The overall availability for the underground primary crusher circuit is 60%. The grinding, flotation, and gravity concentration availability is 92%. The gold room operates during the day shift only.

Based on the life-of-mine annual average, approximately 8,490 kg of gold and 4,740 kg of silver contained in doré and 6,710 kg of gold and 54,170 kg of silver contained in 62,300 t of gold-silver bearing flotation concentrate will be produced. On average, the flotation concentrate is expected to contain approximately 99 g/t Au and 869 g/t Ag. The arsenic content of the flotation concentrate is expected to be marginally higher than the penalty thresholds set up by most smelters.

Based on preliminary data available to date, foreseeable average annual gold production while mining in the Valley of the Kings is currently expected to be in a range comparable with the gold production guidance range for 2020 (325,000 to 365,000 ounces of gold). This Preliminary Production Outlook supersedes the April 2019 Valley of the Kings Life of Mine average annual gold production estimate of approximately 525,000 ounces set out in the Brucejack Report. The change is primarily as a result of a reduction in estimated gold grade. The Company’s economic performance forecasts, including cash flow forecasts and net present value, may be impacted by the Preliminary Production Outlook. Readers are cautioned that the Preliminary Production Outlook is by definition preliminary in nature and subject to further adjustment as other key metrics, such as tonnes, grade and costs, are finalized. The Company expects to disclose an updated Life of Mine plan and updated Mineral Resource and Mineral Reserve estimates for the Brucejack Mine by March 31, 2020. The 2020 updates are being prepared in accordance with NI 43-101.

Simplified Process Flowsheet

Mining Method

The updated underground mine design supports the extraction of 3,800 t/d of ore through a combination of transverse and longitudinal long-hole open stoping. Closely matching the previously stated plan disclosed in our previous feasibility study, paste backfill and trackless mobile equipment will be employed in the majority of mining activities.

Access to the mine is via the Valley of the Kings decline, situated near the concentrator. The Valley of the Kings decline is also utilized as a conveyor way, with two conveyors installed at a combined length of 800 m. The existing West Zone portal provides the main access for large underground equipment and waste haulage.

Development initiated during the two pre-production years of the life-of-mine continues, with the mine operating at a rate of 2,700 t/d since commercial production began in July 2017. The ramp-up period to a maximum output of 3,800 t/d occurs over three years, with production over this time averaging 1.3 Mt annually.

Geotechnical designs and recommendations are based on the results of site investigations and geotechnical assessments which include: rock mass characterization, structural geology interpretations, excavation and pillar stability analyses, and ground support design. No new rock mechanics site investigations or analysis work was completed for the Brucejack Report.

The groundwater flow system was conceptualized to provide inflow estimates to mine workings. Total inflows were estimated to be approximately 100 L/s including service water. This estimate referenced results of site investigations and hydrogeologic testing that was used to determine the capacity of dewatering equipment, which allows for maximum inflows of 139 L/s to account for uncertainty in the water inflow model.

The mining contractor supplies the majority of the heavy equipment with the exception of supplemental long-hole drills for production and sampling, and some auxiliary vehicles. Key equipment required includes a fleet of load-haul-dump vehicles and trucks for material loading and transport to surface. In addition, bolters, shotcrete sprayers, long-hole drills, and a cable bolter are all required.

Mining is largely conducted through a mine contractor, with the Company providing planning and technical services. The underground mining department consists of technical staff, mining crews, mechanics, electricians and logistical or other support personnel. Total manpower required for full production at 3,800 t/d will be approximately 850, with almost 540 on site at any time.

Ventilation has been designed to comply with BC regulations. Permanent fans at surface are located at each of the main portals and exhaust to surface is via a dedicated raise. An electric air heating system operates to ensure all air entering the mine is above freezing point with a propane heater as backup.

Paste fill is distributed using a two-stage pumping system. A positive displacement pump in the paste fill plant located in the mill provides paste to all of the West Zone and the lower portion of the Valley of the Kings Zone (below 1,350 m). The paste fill plant feeds a booster pump located near the main Valley of the Kings decline. This booster pump supplies paste to the Upper Valley of the Kings Zone and (all above 1,350 m).

Ore is trucked from working areas to the centrally located underground crusher and subsequently transferred to surface via the two conveyors. Waste rock is utilized for backfill wherever possible or trucked to surface for disposal in Brucejack Lake.

The location and method of the mine dewatering system has been changed since the previous feasibility study. Mine dewatering locations are included in the long-term mine plans, with adjustments to locations based on underground observations. No settling of sediments or slimes is conducted underground with sediments and slimes pumped directly to the mill clarifier by a system of submersible and horizontal centrifugal pumps located throughout the Valley of the Kings Zone and West Zone working levels.

For underground worker safety, both permanent and portable refuge stations have been installed at the Brucejack Gold Mine. A permanent, 40-person station has been established at the 1,335 m elevation, with six, 16-person portable rescue chambers located elsewhere throughout the mine. Emergency warning systems include phones, cap lamp warning systems, and stench gas.

Mineral Resource and Mineral Reserve Estimates

The Company updated its December 2016 Mineral Resource for the Valley of the Kings Zone to incorporate significant new geological information on the Brucejack Deposit generated through additional underground drilling, underground mine development, and mine production at the Brucejack Gold Mine.

The 2019 Mineral Resource for the Brucejack Deposit incorporates estimates from the Valley of the Kings Zone and West Zone. No new information has been collected from the West Zone since 2012. As such, the West Zone part of the 2019 Mineral Resource remains unchanged from the West Zone Mineral Resource generated by Snowden Mining Industry Consultants Ltd. (“Snowden”) in April 2012. The Valley of the Kings Zone part of the 2019 Mineral Resource has been updated in those areas around the underground workings informed by new mining and drilling data. The December 2013 Mineral Resource generated by Snowden is retained for the Valley of the Kings Zone in those parts of the deposit for which no new data has been obtained since 2013. No new information has been obtained for the Bridge Zone, Gossan Hill Zone, and Shore Zone targets. These zones are not considered part of the high-grade mineral resource on the Brucejack Project and are therefore not included in the 2019 Mineral Resource. The Mineral Resource for the Bridge Zone, Gossan Hill Zone, and Shore Zone targets as reported in September 2012 is no longer current.

The 2019 Mineral Resource for the Brucejack Deposit, as documented in the Brucejack Report, used data and geologic interpretations provided by the Company. New data used to inform the updated 2019 resource estimate included 90,342 m of underground drilling completed since the December 2016 Mineral Resource, extensive underground development mapping, and production reconciliation information.

Based on preliminary data available to date, foreseeable average annual gold production while mining in the Valley of the Kings is currently expected to be in a range comparable with the gold production guidance range for 2020 (325,000 to 365,000 ounces of gold). This Preliminary Production Outlook supersedes the April 2019 Valley of the Kings Life of Mine average annual gold production estimate of approximately 525,000 ounces set out in the Brucejack Report. The change is primarily as a result of a reduction in estimated gold grade. The Company’s economic performance forecasts, including cash flow forecasts and net present value, may be impacted by the Preliminary Production Outlook. Readers are cautioned that the Preliminary Production Outlook is by definition preliminary in nature and subject to further adjustment as other key metrics, such as tonnes, grade and costs, are finalized. The Company expects to disclose an updated Life of Mine plan and updated Mineral Resource and Mineral Reserve estimates for the Brucejack Mine by March 31, 2020. The 2020 updates are being prepared in accordance with NI 43-101.

Mineral Resource Estimate

An updated Mineral Resource, with an effective date of January 1, 2019, has been prepared for the Brucejack Deposit, incorporating information from additional tightly-spaced infill drilling, mapping of underground geological exposures, and mine production.

The new resource estimate comprises that part of the Valley of the Kings Zone update where new information was available: the December 2013 resource estimates for the Valley of the Kings Zone outside the update area and the April 2012 resource estimate for the West Zone. The

2019 Mineral Resource inside the update area is reported inclusive of Mineral Reserves and exclusive of material mined to December 31, 2018.

At the time of the Brucejack Report, the QP Mr. I.W.O. Jones, P.Geo., FAusIMM was not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource presented in the Brucejack Report or its potential development.

The 2019 Mineral Resource was estimated using the same methodology as for previous resource estimates for the Brucejack Deposit. The non-linear split population-based approach used is a similar one to that used in earlier estimates and is currently considered the most appropriate method for estimating the mixed and positively-skewed precious metal mineralization for the Brucejack Deposit.

Grade estimates were generated into grouped domains inside the update area using the domain-coded composite data. The overall approach is similar to that used in the generation of the December 2013 and July 2016 Mineral Resource estimates in that separate high-grade, low-grade, and probability of high-grade estimates are generated for each block using the split population non-linear estimation approach detailed in the previous feasibility study. Additional resolution provided by infill drilling and the evaluation of that data inside the update area has indicated that 3.5 g/t Au and 20 g/t Ag best distinguish between low- and high-grade populations for these two grade variables. The grade estimation workflow used to generate the 2019 Mineral Resource is detailed below.

•                  A model was prepared at the parent block size (5 mE by 5 mN by 5 mZ) and coded by lithology and mineralized domain (individual and grouped) as the parent model.

•                  A separate block model was set up with a 2.5 mE by 2.5 mN by 2.5 mZ block size and coded by mineralized domain (individual and grouped) for grade estimation.

•                  Statistical analysis was conducted on the gold and silver grade distributions using Snowden’s Supervisor geostatistical software. The following was conducted:

•                  discretization of the high-grade gold (>3.5 g/t) and silver (>20 g/t) distributions using appropriate decluster-weighted grade thresholds;

•                  lower and upper tail analysis of the high-grade gold and silver distributions and selection of appropriate mathematical models for these;

•                  determination of the appropriate percentile for the threshold of the top class in the high-grade indicator thresholds using the decluster-weighted gold and silver data; and

•                  univariate statistical analysis of the low-grade population (<3.5 g/t Au, <20 g/t Ag).

•                  Three-dimensional spatial analysis (variography).

•                  Search, estimation, and variogram parameter sensitivity analyses.

•                  Grade interpolation of each grade variable (i.e., low grade, high grade, probability of high grade for each of gold and silver) separately into 2.5 m by 2.5 m by 2.5 m blocks using:

•                  Ordinary Kriging for grade of the low-grade mineralization (<3.5 g/t Au, <20 g/t Ag);

•                  Multiple Indicator Kriging for grade of the high-grade mineralization (>3.5 g/t Au and >20 g/t Ag); and

•                  Ordinary Kriging of the mineralization indicator for the proportion of high grade (i.e., probability of Au >3.5 g/t and Ag >20 g/t).

•                  The 2.5 mE by 2.5 mN by 2.5 mZ estimates were post-processed to provide total gold and silver grades for each block (e-type estimates). The grade of the mineralization above 3.50 g/t Au and the grade of the mineralization below 3.50 g/t Au in the block were each multiplied by the relevant proportions to calculate the final grade estimate for each block. The same process was applied to the silver grades. Grade estimates were then re-blocked to 5 mE by 5 mN by 5 mZ blocks to provide an appropriate volume estimate.

•                  The individual estimates were checked/validated against the relevant input composite data.

•                  The validated block model inside the update area was then added to the July 2016 block model to generate the full Valley of the Kings Zone resource model. All blocks inside the update area effectively overprinted all blocks updated as part of the July 2016 resource estimate. All blocks outside the update area are the same as those generated as part of the December 2013 resource estimate.

The model was validated against input drillhole data and mine production for the year 2018 and found to provide a reasonable to good representation of the input data and production information: the tonnes and grade reported by production in 2018 were within 10% of those reported from the 2019 resource model from within the mined outlines.

The resource model was classified as Measured, Indicated, and Inferred in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) (2014) Definition Standards. Measured Resources are expected to be within 10% and Indicated Resources are expected to be within 15% of mine production on an annual production basis. Shorter-term reconciliation is not considered appropriate given the highly variable and nuggety nature of the precious metal mineralization at the Brucejack Deposit.

The 2019 Mineral Resource effectively overwrites the July 2016 Mineral Resource inside the update area. Comparisons between these models (inclusive of mine production) show that the new estimate is lower by approximately 1.9 Mt, 0.9 Moz Au, and 0.5 Moz Ag in the Measured + Indicated Resource at similar estimated gold and silver grades, using the same cut-off grade. Inferred Resources also decreased by approximately 0.7 Mt, 0.9 Moz Au, and 1.6 Moz Ag, with a grade drop in both estimated gold and silver, using the same cut-off grade. The differences between the two models are largely data-driven. Additional tightly-spaced infill drilling, increased exposure of the mineralized system during mining, and over 1.5 Mt of actual production since mine commissioning have resulted in improved domain and local estimation parameter definition. Additional infill drilling in areas outside of the update area could result in similar changes in future resource updates.

The updated resource estimate is presented for the combined Valley of the Kings Zone and the West Zone in Table 1 and separately for the Valley of the Kings Zone in Table 2 and the West Zone in Table 3 (below).

Table 1

2019 Valley of the Kings Zone and West Zone Mineral Resource(1)(2)(3)(4)(5)(6)

				Contained(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold (Moz)	Silver (Moz)
Measured	4.2	10.71	204.8	1.5	27.8
Indicated	14.4	15.19	45.6	7.1	21.0
M + I	18.7	14.18	81.6	8.5	48.7
Inferred	7.8	12.0	51.3	3.0	13.0

(1)         Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues. The Mineral Resources in this section of the AIF and the Brucejack Report were estimated using the (CIM 2014), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

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

(4)         Resources depleted for production to December 31, 2018.

(5)         For comparative purposes only, the 2019 Mineral Resource is reported above a gold equivalent cut-off grade of 5 g/t gold equivalent (AuEq) (where AuEq=Au+Ag/53 as per previous models).

(6)         Mineral Resource is reported inclusive of Mineral Reserve.

Table 2

2019 Valley of the Kings Zone Mineral Resource(1)

				Contained(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold (Moz)	Silver (Moz)
Measured	1.8	17.15	16.4	1.0	1.0
Indicated	11.9	17.15	15.4	6.6	5.9
M+I	13.7	17.15	15.5	7.6	6.8
Inferred	3.8	17.7	19.4	2.2	2.4

(1)         Notes from Table 1 apply.

Table 3

West Zone Mineral Resource, April 2012(1)

				Contained(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold (Moz)	Silver (Moz)
Measured	2.4	5.85	347	0.5	26.8
Indicated	2.5	5.86	190	0.5	15.1
M+I	4.9	5.85	267	0.9	41.9
Inferred	4.0	6.4	82	0.8	10.6

(1)         Notes from Table 1 apply.

Mineral Reserve Estimates

A net smelter return (“NSR”) cut-off value of C$237/t ore was used to define the Mineral Reserves. This cut-off value increased from the previous value of C$180/t ore and reflects the change to a 3,800 t/d mining operation. The average site cost calculated for the life-of-mine is C$215/t ore, which provides an average C$22/t margin.

The NSR for each block in the Mineral Reserve model was calculated as the payable revenue for gold and silver, less the costs of refining, concentrate treatment, transportation, assays, consultants, penalties, and insurance. The metal price assumptions associated with the NSR value are US$1,200/oz Au and US$15.6/oz Ag.

The dilution factors used in the Mineral Reserve were calculated from standard overbreak assumptions, based on the Company’s experience and benchmarking of other long-hole open-stoping operations. The overall life-of-mine recovery is estimated to be 94%, with a dilution of 12%.

The Mineral Reserves were developed from the Mineral Resource model “res1901_finmod_20190115_v3”, which was created by the Company and provided to Tetra Tech in January 2019. The orebody consists of numerous lenses in the Valley of the Kings Zone and two distinct lenses in the West Zone.

Brucejack Gold Mine Mineral Reserves(1)(2) by Mining Zone and Reserve Category,
Effective January 1, 2019

Zone		Ore Tonnes (Mt)	Grade		Metal
			Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)
Valley of the Kings Zone	Proven	2.0	11.2	11.8	0.7	0.7
	Probable	11.1	14.3	10.5	5.1	3.8
	Total	13.1	13.8	10.7	5.8	4.5
West Zone	Proven	1.4	7.2	383	0.3	17.4
	Probable	1.5	6.5	181	0.3	8.6
	Total	2.9	6.9	278.5	0.6	26.0
Total Mine	Proven	3.4	9.5	166.5	1.0	18.1
	Probable	12.6	13.4	30.8	5.4	12.4
	Total	16.0	12.6	59.3	6.4	30.5

(1)         Rounding of some figures may lead to minor discrepancies in totals.

(2)         Based on US$185/t cut-off grade, $1,200/oz Au price, $15.6/oz Ag price, and a C$1.00: $0.78 foreign exchange rate.

Brucejack Gold Mine Mineral Reserves(1)(2) by Mining Block

Mining Block		Ore Tonnes (Mt)	NSR ($/t)	Grade		Contained Metal
				Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)
Valley of the Kings Zone	990-1050	0.8	384	10.3	3.9	0.2	0.1
	1080-1170	2.6	395	10.7	8.8	0.9	0.7
	1200-1290	4.8	477	12.8	9.2	2.0	1.4
	1320-1560	5.0	629	16.9	14.1	2.7	2.3
	Total	13.1	513	13.8	10.7	5.8	4.5
West Zone	Upper	0.6	304	4.2	407.0	0.1	8.0
	Lower	2.3	350	7.6	245.0	0.6	18.1
	Total	2.9	340	6.9	278.5	0.7	26.1
Mine	All Mining Blocks	16.0	482	12.6	59.3	6.4	30.5

(1)         Rounding of some figures may lead to minor discrepancies in totals.

(2)         Based on US$185/t cut-off grade, $1,200/oz Au price, $15.6/oz Ag price, and a C$1.00: $0.78 foreign exchange rate.

Validation of 2019 Mineral Reserve to 2018 Actual Mined and Milled Production

In order to validate the methodology applied to the delineation of the 2019 Mineral Reserves, the process used in the delineation of the 2019 Mineral Reserves was replicated on the depleted portions of the 2019 Mineral Resource model (in particular areas mined in 2018). These generated shapes, referred to as Reserve Validation Shapes, overlap with mined-out development stopes from prior mining activities.

The 2019 Mineral Resource model contained within the 2019 Reserve Validation Shapes, which broadly coincide with the 2018 actual stope and development ore positions, were compared to the 2018 milled and mined results. Applicable validation shapes were determined using Cavity Monitoring System (“CMS”) scans of the mined material for 2018. The table below summarizes the comparison.

Comparison of 2018 Actuals vs. 2019 Reserve Validation Shapes

Year	Tonnes (‘000 t)	Gold Grade (g/t)	Contained Gold Ounces (‘000 oz)
2018 Actuals	1,006	11.9	385
2019 Reserve Validation Shapes	801	15.4	397
Difference	20%	29%	3%

The tonnage from the 2019 Reserve Validation Shapes was 20% less than actual mined, while ounces produced are comparable. The primary cause for this is the mining of material outside of the 2019 validation shapes that were originally part of the updated Valley of the Kings Mineral Reserve estimate announced on December 15, 2016. This additional material is not encompassed within the validation shapes and therefore would not be a part of the 2019 Mineral Reserves if these areas were to be mined again. The inclusion of uneconomic material (waste) within the mined stopes resulted in mining more tonnage at a lower grade in 2018 than would have been mined based on the 2019 Mineral Reserve validation shapes.

Project Infrastructure

During mine construction between 2015 and 2017, a number of on-site and off-site infrastructure components were built to support the operation. The locations of facilities and infrastructure items were selected to take advantage of local topography, accommodate environmental considerations, avoid avalanche hazards, and ensure efficient and convenient underground crew shift changes. Facilities and infrastructure at or near the Brucejack Gold Mine site are currently in operation and include the following:

•                  73.5 km access road at Highway 37, travelling westward to Brucejack Lake with the 12 km section of road, from km 59 to km 71 traversing the main arm of the Knipple Glacier;

•                  138 kV power supply line from the Long Lake Hydro Substation to the substation at the Knipple Transfer Station, where the voltage reduces from 138 to 69 kV; the transmission line carries on to the Brucejack Gold Mine site;

•                  site roads and pads;

•                  mill building containing process equipment, water treatment plant (“WTP”), paste backfill plant, and metallurgical laboratory;

•                  water management infrastructure, including diversion ditches for non-contact water, a contact water drainage collection system, conformed by ditches, pipes, sumps and pumps; and a contact water pond that receives all contact water from the mine site. The pond is provided with pumps to send water to the water treatment plant and to control water levels, and an emergency spillway for water releases to Brucejack Lake during large flow events which exceed the pump capacity;

•                  water treatment infrastructure to treat underground infill water and surface contact water via a treatment plant that discharges the treated water to process and fresh/fire water tanks;

•                  sewage treatment infrastructure;

•                  potable water treatment facility;

•                  incinerator;

•                  solid waste management systems, including domestic waste disposal;

•                  power distribution from the mine site substation to all the facilities;

•                  process control and instrumentation;

•                  communication systems;

•                  ancillary facilities including:

•                  on-site fuel storage;

•                  on-site explosive storage;

•                  detonator magazine storage;

•                  camp accommodation with recreation area, commissary, laundry facilities, mine dry, and medical clinic and first aid/emergency response;

•                  truck shop;

•                  helipad;

•                  laydown areas; and

•                  covered storage building.

The Brucejack Access Road is an all-season, two-way access road that commences at Highway 37 at km 215 and travels generally westward to Brucejack Lake, a distance of 73.5 km. The access road is maintained throughout the year by road grooming equipment and snow plows. Regular patrols are conducted, particularly, in potential avalanche areas with avalanche control measures in place. The 12 km section of the access road (km 59 to km 71) traverses the main arm of the Knipple Glacier. During winter months the route is a groomed snow surface, but is an ice surface during the summer months.

The Knipple Transfer Station is located approximately 12 km southeast of Brucejack Gold Mine site. The Knipple Transfer Station facilities include a camp, maintenance and emergency vehicle building, cold storage, fuel dispensing system, helipad, incinerator, assay laboratory, truck scale, and laydown areas. All deliveries to and from the mill site report to this facility for intermediate storage or transfer to a different vehicle before delivery to the mine or off-site. Similarly, loads from the mill site are managed in reverse order.

There is a security gatehouse and camp at the Wildfire Camp site, located on the Brucejack Access Road near the intersection of Highway 37. The security gatehouse provides access control to the inbound and outgoing traffic along the Brucejack Access Road.

The tailings delivery system discharges thickened tailings slurry to the bottom of Brucejack Lake (approximately 80 m deep) when not used for paste backfill (approximately 40 to 50% of the time). For discharge to the lake, the tailings slurry is pumped to an agitated slurry mixing tank and then diluted at the nominal solids throughput rate of approximately 180 t/h. The diluted slurry is pumped overland and then underwater along the suspended discharge lines to the discharge point.

Both pipes are suspended on cables to allow for vertical and horizontal repositioning over the life-of-mine to ensure the pipe is not covered by tailings and to meet permit conditions for vertical positioning above the lake bottom.

When waste rock is not utilized for backfill it is trucked to surface for disposal in Brucejack Lake. Most of the lake-deposited waste rock is deposited 1 m or more below the lake surface elevation via excavator (“bailing”) or tele-stacker (“stacking”). Waste rock deposited into the lake via these methods builds up and eventually forms the waste rock dump platform, where some waste rock extends above the normal lake level. The subaerially exposed potentially acid-generating (“PAG”) waste rock is eventually replaced with non-PAG (“NPAG”) material such that all PAG waste rock is ultimately subaqueously deposited within the allowable two-year subaerial exposure period.

A 138 kV overhead power supply line from the substation at Long Lake Hydro Substation was constructed in 2016/2017 and connects to the Knipple Substation.

The main site power steps down from 138 to 69 kV via two 20/26 MVA oil-filled transformers, complete with neutral grounding resistors, located in the main substation yard at the Knipple Substation. Each transformer is capable of carrying the entire site load. The 69 kV transmission line is transported to the Brucejack Gold Mine where it enters into the mill.

The voltage is further stepped down from 69 kV to 4.16 kV via 2 x 15/20/25 MVA oil-filled transformers and distributed to the site via 4.16 kV rated switchgear. The rating for site on a distribution end is 4.16 kV and further transformed to 0.6 kV for smaller loads.

The main mill and underground loads are fed via power cables in cable tray. The main substation is located inside the mill. Power feeds to the mill building, camps, truck shop, and underground are all underground buried services.

Within the mill, large loads are powered at 4.16 kV. Smaller loads are powered at 600 V via switchgear and motor control centres (“MCCs”). Variable frequency drives (“VFDs”) and soft starters are employed strategically to optimize process and energy performance.

An avalanche hazard assessment of the mine site, access road, and transmission line route was presented in the previous feasibility study. Generally, the avalanche hazard assessment of the mine site, access road, and transmission line route remains unchanged from the previous feasibility study. The avalanche season for infrastructure below the 1,000 m elevation level is generally from November to May, while for elevations above 1,200 m the season is from October to June, or if cool and wet conditions persist avalanches can occur in summer months. Snow avalanches generally occur in areas where there are steep open slopes or gullies, and deep (more than 50 cm) mountain snow packs. Risks associated with avalanches are normally due to exposure to the high impact forces that occur, as well as the effects of extended burial for any person caught in an avalanche. An avalanche path generally consists of a starting zone, a track, and a runout zone.

The Company has full time mountain safety technicians who monitor avalanche risk, develop hazard ratings for the Brucejack Access Road for specific sections, and release hazard bulletins with avalanche ratings for those road sections and glacier hazard ratings for travel on the glacier. The mountain safety technicians regularly survey the ice road and work with road maintenance to ensure safe travel on the ice.

Environmental, Permitting and Social and Community

We remain committed to operating the Brucejack Gold Mine in a sustainable manner and according to its corporate guiding principles. Every reasonable effort has and will continue to be made to minimize long-term environmental impacts and to ensure that the mine provides lasting benefits to local communities while generating substantial economic and social advantages for shareholders, employees, and the broader community. We respect the traditional knowledge of the indigenous peoples who have historically occupied or used the area. The Company’s objectives include continuing to retain the integrity of ecosystems within which mine infrastructure is located to the extent feasible during the remainder of mine operations. Upon mine closure, the intent will be to reclaim mine infrastructure disturbance areas to the approved end land uses in accordance with the approved reclamation plan, thereby returning the disturbed areas to levels of land productivity equal to or better than existed prior to mine development.

Capital and Operating Cost Estimates

Capital Cost Estimate

The total estimated capital cost to upgrade the Brucejack Gold Mine mill capacity to 3,800 t/d is $22.5 million, excluding cost related to mining operations which are included in the sustaining capital cost. The estimated surface facility expansion capital cost includes design, construction, installation, and commissioning to increase the throughput of the current mine operation from 2,700 to 3,800 t/d. The total estimated sustaining capital cost is $200.7 million, including related costs for mining, processing and site infrastructure and services. The table below summarizes the surface facility expansion and life-of -mine sustaining capital costs. All costs, including quotations received from vendors, were converted from Canadian to United States dollars using a foreign exchange rate of C$1.00: $0.775. This is a Class 4 estimate, which according to AACE International, is expected to be in the range of -15%/+20%.

Initial and Sustaining Capital Cost Estimates

Area Description	Initial Capital Costs ($ million)	Life-of-Mine Sustaining Capital Cost ($ million)
Mining	included in sustaining capital cost	51.6
Processing	22.5	33.5
Site Infrastructure and Services		115.7
Total	22.5	200.7

Operating Cost Estimate

The estimated life-of-mine average operating cost for the Brucejack Gold Mine is $168.02/t milled. The table below shows the cost breakdown for each area.

Life-of-Mine Average Operating Cost Summary

Area	Unit Operating Cost ($/t milled)
Mining	74.42
Processing	21.87
Overall Site Services, including Office(1)	36.19
General and Administrative	35.54
Total Operating Cost	168.02

(1)         Including the costs for off-site and satellite offices.

The operating cost estimate is based on the Brucejack Gold Mine operating experience, including consumable supplies, power supply, contractor services, camp services, personnel transportation, and labour salaries/wages the fourth quarter of 2018 and first quarter of 2019. The expected accuracy range of the operating cost estimate is +15%/-15%. All the costs have been estimated in United States dollars, unless otherwise specified.

The operating costs exclude shipping charges and sale costs for the gold-silver doré and gold-silver concentrate and royalties, which are included in financial analysis.

All operating cost estimates exclude taxes unless otherwise specified.

Economic Analysis

Tetra Tech prepared an economic evaluation of the Brucejack Gold Mine based on a discounted cash flow model for the remaining 14-year life-of-mine and 15.74 Mt of ore included in the mine plan. For this mine plan, a post-tax net present value (“NPV”) of $2,587 million at a discount rate of 5% and $2,225 million at a discount rate of 8% was estimated.

The Brucejack Gold Mine economic model is based on the following assumptions:

•                  gold price of US$1,300/oz;

•                  silver price of US$16.90/oz; and

•                  foreign exchange rate of C$1.00: $0.778.

The production schedule was incorporated into the pre-tax financial model to develop annual recovered metal production. Capital expenditures include mill feed throughput expansion capital costs to increase mining and mill capacity from 2,700 to 3,800 t/d and ongoing sustaining capital costs for mining and milling additions and equipment replacement. The total life-of-mine capital cost is $223.2 million, including $22.5 million in surface facility expansion capital.

The NPV was estimated at the beginning of the mining schedule and therefore has an effective date of January 1, 2019.

The table below summarizes the forecast for economic performance for the Brucejack Gold Mine operation for the remaining life-of-mine, as set out in the Brucejack Report.

Brucejack Gold Mine Economic Performance Forecast

	Unit	Amount
Tonnes Mined and Processed	kt	15,754,279
Gold Head Grade	g/t	12.6
Silver Head Grade	g/t	58.4
Total Project Revenue	$million	7,911
Operating Cost	$million	(2,647)
Royalties	$million	(139)
Sustaining Capital Costs	$million	(223)
Other Expenses	$million	(29)
Taxes Payable	$million	(1,445)
Post-tax NOV (8% Discount Rate)	$million	2,225

Based on preliminary data available to date, foreseeable average annual gold production while mining in the Valley of the Kings is currently expected to be in a range comparable with the gold production guidance range for 2020 (325,000 to 365,000 ounces of gold). This Preliminary Production Outlook supersedes the April 2019 Valley of the Kings Life of Mine average annual gold production estimate of approximately 525,000 ounces set out in the Brucejack Report. The change is primarily as a result of a reduction in estimated gold grade. The Company’s economic performance forecasts, including cash flow forecasts and net present value, may be impacted by the Preliminary Production Outlook. Readers are cautioned that the Preliminary Production Outlook is by definition preliminary in nature and subject to further adjustment as other key metrics, such as tonnes, grade and costs, are finalized. The Company expects to disclose an updated Life of Mine plan and updated Mineral Resource and Mineral Reserve estimates for the Brucejack Mine by March 31, 2020. The 2020 updates are being prepared in accordance with NI 43-101.

RISK FACTORS

Investing in our securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of operation, exploration and development of our mineral properties. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking information relating us, or our business, property or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. You should carefully consider the following risk factors along with other risk factors included elsewhere in this AIF, as well as those set out in our Management’s Discussion and Analysis for the years ended December 31, 2019 and 2018.

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

As of the date hereof, we are aware of class action legal proceedings in Ontario and in New York, as more particularly described in the section entitled “Legal Proceedings and Regulatory Actions” in this AIF and in our Management’s Discussion and Analysis of our financial condition and results of operations for the years ended December 31, 2019 and 2018.

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

We have a substantial amount of indebtedness arising from the Loan Facility and the Notes. Consequently, we are required to use a portion of our cash flow to service principal and interest on our debt. In order to fund our debt service obligations and to pay amounts due, we will require significant amounts of cash. Our indebtedness could have adverse consequences on our business, including: limiting our ability to obtain additional financing for working capital, capital expenditures, exploration and development, debt service requirements, acquisitions and general corporate or other purposes; restricting our flexibility and discretion to operate our business; having to dedicate a portion of our cash flows from future mining operations, if any, to the payment of interest on our indebtedness and not having such cash flows available for other purposes; exposing us to increased interest expense on borrowings at variable rates; limiting our ability to adjust to changing market conditions; placing us at a competitive disadvantage compared to competitors that have less debt or greater financial resources; making us vulnerable in a downturn in general economic conditions; and preventing our ability to make expenditures that are important to our growth and strategies.

Interest rates under our Loan Facility are based on LIBOR and the administrative agents’ base rate, which fluctuate based on market conditions. As a result, increases in interest rates can have a material adverse effect on our cash flows, operations and results therefrom, and our financial condition.

Our ability to meet our debt service requirements will depend on our ability to generate cash from mining activities, debt financing(s) or the issuance of additional equity or debt securities. There can be no assurance that we will generate cash flow in amounts sufficient to pay outstanding indebtedness or to fund any other liquidity needs. If the cash generated from mining activities is insufficient to meet the obligations to pay interest and principal under the Credit Agreement, the lenders may exercise their rights under the security arrangements of the Credit Agreement, which could result in a loss or substantial reduction in the value of our principal assets. If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity or debt capital or restructure our debt.

Our future performance will be affected by a range of economic, competitive, governmental, operating and other business factors, many of which cannot be controlled, such as general economic and financial conditions in the industry or the economy at large. A significant reduction in operating cash flows resulting from changes in economic conditions, increased competition or other events could increase the need for additional or alternative sources of liquidity and could have a material adverse effect on the business, financial condition or results of operations, as well as our ability to service our debt and other obligations. If we are unable to service our indebtedness or fulfil our other obligations, including those under the Credit Agreement, we will be forced to adopt an alternative strategy that may be less attractive to us and include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing indebtedness or seeking equity or debt capital. In addition, any failure to make scheduled payments of interest and principal on outstanding indebtedness is likely to result in a reduction of credit rating, which could harm our ability to incur additional indebtedness on acceptable terms.

The Credit Agreement contains restrictive covenants that will limit our ability to operate our business.

The terms of our Credit Agreement require us to comply with various affirmative and negative covenants and to meet certain financial ratios and tests. The restrictive covenants contained in the Credit Agreement could have adverse consequences on our business, including: limiting our ability to obtain additional financing for working capital, capital expenditures, exploration and development, debt service requirements, acquisitions and general corporate or other purposes; restricting our flexibility and discretion to operate our business; limiting our ability to adjust to changing market conditions; making us vulnerable in a downturn in general economic conditions; and making us unable to make expenditures that are important to our growth and strategies. The restrictive covenants contained in the Credit Agreement will limit our operating flexibility and could prevent us from taking advantage of business opportunities. There are no assurances that we will continue to satisfy these covenants. Our failure to comply with these covenants may result in an event of default. If such event of default is not cured or waived, we may suffer adverse effects on our business or financial condition.

Actual capital costs, operating costs and expenditures, production schedules and economic returns may differ significantly from those we have anticipated.

Our expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections for the Brucejack Mine which are contained in the Brucejack Report are based on assumed or estimated future metals prices, cut-off grades, operating costs, capital costs and expenditures and various other factors that each may prove to be inaccurate, and many of which are beyond our control. Therefore, the Brucejack Report may prove to be unreliable if the assumptions or estimates do not reflect actual facts and events. For example, significant declines in market prices for precious metals or extended periods of inflation would have an adverse effect on the economic projections set forth in the Brucejack Report. In addition, the Company is currently progressing an updated Life of Mine plan for the Brucejack Mine which is expected to be completed by March 31, 2020. Based on preliminary data available to date, foreseeable average annual gold production while mining in the Valley of the Kings is currently expected to be in a range of 325,000 to 365,000 ounces. This Preliminary Production Outlook supersedes the April 2019 Valley of the Kings Life of Mine average annual gold production estimate of approximately 525,000 ounces set out in the Brucejack Report. The change is primarily as a result of a reduction in estimated gold grade. The Company’s economic performance forecasts, including cash flow forecasts and net present value, may be impacted by the Preliminary Production Outlook. Failure to meet these production targets will have an adverse effect on cash flows earnings and our overall financial condition.

Any material reductions in estimates of mineralization or increases in capital costs and expenditures, or in our ability to maintain a projected budget or renew a particular mining permit, could also have a material adverse effect on projected production schedules and economic returns, as well as on our cash flows, earnings, overall results of operations or financial condition. There is also a risk that rising costs for labour and material could have an adverse impact on forecasted capital and operating costs and that shortages of labour and material could have a negative impact on any mine development schedule. An increase in any of these costs, or a lack of availability of commodities and goods, may have an adverse impact on our financial condition and results of operations.

We may be required to seek additional debt or equity capital in order to fund the development and operations of the Brucejack Project and we may not be able to access capital on commercially reasonable terms or at all and, even if successful, we may not be able to raise enough capital to allow us to fully fund the capital and operating costs associated with the Brucejack Project.

There is uncertainty relating to production, grade of gold, cash flow and cost estimates.

We prepare estimates of future production (including gold grade estimates), future cash flow (including free cash flow estimates) and future costs for the Brucejack Project. No assurance can be given that production, grade of gold, cash flow and cost estimates will be achieved. Estimates are based on, among other things: the accuracy of Mineral Reserve and Resource estimates and related information, analyses and interpretations (including with respect to any updates or anticipated updates); the accuracy of assumptions, including assumptions about our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein) and assumptions about commodity prices (including the price of gold) and exchange rates; ore grades and recovery grades; metallurgical characteristics; and the accuracy of estimated rates and costs of mining and processing. Failure to achieve production, grade of gold, cash flow and cost estimates could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

In addition, the Company is currently progressing an updated Life of Mine plan for the Brucejack Mine which is expected to be completed by March 31, 2020. Based on preliminary data available to date, foreseeable average annual gold production while mining in the Valley of the Kings is currently expected to be in a range of 325,000 to 365,000 ounces. This Preliminary Production Outlook supersedes the April 2019 Valley of the Kings Life of Mine average annual gold production estimate of approximately 525,000 ounces set out in the Brucejack Report. The Company’s economic performance forecasts, including cash flow forecasts and net present value, may be impacted by the Preliminary Production Outlook. The change is primarily as a result of a reduction in estimated gold grade. Failure to meet these production targets will have an adverse effect on cash flows earnings and our overall financial condition.

Actual production, grade of gold, cash flow and costs may vary from estimates for a variety of reasons, including, among other things: actual ore mined varying from estimates of grade, tonnage, dilution, metallurgical and other characteristics; short-term operating factors relating to the Mineral Reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; changes in commodity prices (including the price of gold) and exchange rates; mine or equipment failures, risk and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; encountering unusual or unexpected geological conditions; shortages of principal supplies needed for mining operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; plant and equipment failure; restrictions or regulations imposed by government agencies or other changes in the regulatory environment; and unexpected labour shortages or strikes. In addition to adversely affecting mineral production, such occurrences could also result in damage to mineral properties or mines, interruption in production, injury or death to persons, damage to our property or property of others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing us to cease production.

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

We cannot predict the effect of these factors on metal prices. A decrease in the market price of gold and other metals could affect our ability to finance the exploration, development and operations of any of our mineral properties. The market price of gold and other metals may not remain at current levels.

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

Any figures presented for Mineral Resources and Reserves in this AIF or documents incorporated by reference herein, and any figures for Mineral Resources and Reserves which may be presented in the future are and will only be estimates. No assurance can be given that Mineral Reserves, Mineral Resources or other mineralization estimates will be accurate, or mineralization can be mined or processed profitably. Mineral Reserve data is not indicative of future results of operations. There is a degree of uncertainty attributable to the estimation of Mineral Reserves and Resources and grades of mineralization. Until Mineral Reserve estimates or Mineral Resource estimates are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurances can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of our projects to development or to mine existing Mineral Reserves, we must rely upon estimations of the Mineral Reserves and Resources, and grades of mineralization on our properties. Short-term operating factors relating to the Mineral Reserves may cause our mining operation to be unprofitable in any particular accounting period.

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

Estimated Mineral Reserves and/or Mineral Resources may have to be revised based on changes in mineral prices, further geological interpretation, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence Mineral Reserve or Resource estimates or may render our Mineral Reserves uneconomic to exploit. The extent to which Mineral Resources may ultimately be reclassified as Proven or Probable Mineral Reserves is dependent upon the demonstration of their profitable recovery. Any material changes in Mineral Resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. We cannot provide assurance that mineralization can be mined or processed profitably.

Our Mineral Resource and Reserve estimates have been determined and valued based on assumed future metal prices, cut-off grades, operating costs and other assumptions that may prove to be inaccurate. Extended declines in market prices for gold and silver, increased production costs or reduced recovery rates, may render portions of our mineralization uneconomic and result in reduced reported Mineral Resources and/or Reserves, which in turn could have a material adverse effect on our results of operations or financial condition.  We cannot provide assurance that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. In addition, if our projects produce concentrate for which there is no market, this may have an impact on the economic model for the Brucejack Mine. A reduction in any resources that may be estimated by us in the future could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

There is a risk that Inferred Mineral Resources referred to in this AIF cannot be converted into Measured or Indicated Mineral Resources as there may be limited ability to assess geological continuity. In addition, there is no assurance that any Mineral Resource estimates for the Brucejack Mine will ultimately be reclassified as Proven or Probable Mineral Reserves. The failure to establish Proven and Probable Mineral Reserves on an ongoing basis could restrict our ability to successfully implement our strategies for long-term growth and may impact future cash flows, earnings, results of operation and financial condition.

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

Ongoing operations and future development costs are difficult to predict and may render the Brucejack Mine financially unfeasible.  The success of our mining operations is dependent on many factors including: the discovery and/or acquisition of Mineral Reserves and Mineral Resources; successful conclusions to feasibility and other mining studies; access to adequate capital for project development and to sustaining capital; design and construction of efficient mining and processing facilities within capital expenditure budgets; obtaining permits, consents and approvals necessary for the conduct of exploration and mining; compliance with the terms and conditions of all permits, consents and approvals during the course of mining activities; access to competent operational management and prudent financial administration, including the availability and reliability of appropriately qualified employees, contractors and consultants; and the ability to procure major equipment items and key consumables in a timely and cost-effective manner. Increases in oil prices, and in turn diesel fuel prices, and the cost of equipment would add significantly to operating costs. These are all beyond our control. An inability to secure ongoing supply of such goods and services at prices assumed within the short and long term mine plans, and assumed within feasibility studies could have a material and adverse effect on our business, the results of our costs, results of operations, financial performance and financial condition. This could render a previously profitable project unprofitable. Costs can also be affected by factors such as changes in market conditions, government policies and exchange rates, all of which are unpredictable and outside our control.

The development of our properties and expansion of our operations will continue to be subject to all of the risks associated with establishing new mining operations.

Development of our mineral properties requires the construction and operation of mines, processing plants and related infrastructure. Further, expansion of our operations requires increased mine development, modifications and updates to existing processing plant and related infrastructure as well as construction of additional infrastructure. As a result, we are and will continue to be subject to all of the risks associated with establishing new mining operations, including:

•                  the timing and cost, which can be considerable, of the construction and expansion of mining and processing facilities;

•                  the availability and cost of skilled labour, mining equipment and principal supplies needed for operations;

•                  the availability and cost of appropriate smelting and refining arrangements, and existence of, and access to, markets for the sale of products including metal and mineral concentrates on commercial terms;

•                  the need to obtain and maintain necessary environmental and other governmental approvals and permits;

•                  the availability of funds to finance construction, development and expansion activities;

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

The costs, timing and complexities of developing and expanding our projects may be greater than anticipated because the majority of such property interests are not located in developed areas, and, as a result, our property interests may not be served by appropriate road access, water and power supply, communication networks, and other support infrastructure. Cost estimates may increase as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up and expansion. Accordingly, we cannot provide assurance that our activities will result in profitable mining operations at our mineral properties.

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

While we generated net earnings for the years ended December 31, 2019 and 2018, we have incurred net losses in each fiscal year prior thereto since our inception. There can be no assurance that we will generate any revenues or achieve profitability or that the Brucejack Mine will generate earnings, operate profitably or provide a return on investment in the future. Our business strategies may not be successful, and we may not be profitable in any future period.

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

To the extent that we have negative cash flow in future periods, we may need to allocate a portion of our cash reserves to fund such negative cash flow. We may also be required to obtain additional debt financing or raise additional funds through the issuance of equity or debt securities. There can be no assurance that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to us.

If our counterparties to the Credit Agreement or other agreements default on their contractual obligations, we may be materially and adversely affected.

If a counterparty does not meet its contractual obligations under the Credit Agreement or other agreements to which we are party, or if they become insolvent, our business, operating and financial results, and financial condition may be materially adversely impacted.

If purchasers of our refined gold and unrefined gold concentrate do not meet their respective obligations, or if any such purchasers become insolvent, we may incur losses for products already shipped and we may be unable to find alternative purchasers for our products on terms favourable to us, if at all, which could have a material adverse impact on our business, financial performance and financial condition.

General economic conditions may adversely affect our growth, profitability and ability to obtain financing.

Events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the gold mining industry, have been and continue to be impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth, profitability and ability to obtain financing. A number of issues related to economic conditions could have a material adverse effect on our business, financial condition and results of operations, including:

•                     contraction in credit markets could impact the cost and availability of financing and our overall liquidity;

•                     the volatility of gold and other metal prices would impact our revenues, profits, losses and cash flow;

•                     recessionary pressures could adversely impact demand for our production;

•                     volatile energy, commodity and consumables prices and currency exchange rates could impact our production costs; and

•                     the devaluation and volatility of global stock markets could impact the valuation of our equity and other securities.

In addition, the current outbreak of novel coronavirus (2019-nCoV) that was first reported from Wuhan, China on December 31, 2019, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact our operations, and the operations of our suppliers, contractors and service providers, including smelter and refining service providers, and the demand for our production.

Mining is inherently risky and subject to conditions or events beyond our control.

The development and operation of a mine or mine property is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome, including:

•                     unusual or unexpected geological formations and other forms of geological, mineralogical, geochemical or geotechnical complexities associated with natural systems and conditions;

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

Exploration for and development of mineral properties involves significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate.  While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish Mineral Resources and Mineral Reserves by drilling, developing metallurgical processes, constructing mining and processing facilities at a site, and extracting metals from ore.  We cannot ensure that our current exploration and development programs will result in profitable commercial mining operations.

The economic feasibility of development projects is based upon many factors, including the accuracy of Mineral Resource and Mineral Reserve estimates; metallurgical recoveries; capital and operating costs; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting and environmental management and protection; and metals prices, which are highly volatile. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits and availability of adequate financing.

Most exploration projects do not result in the discovery of commercially mineable (or viable) ore deposits, and no assurance can be given that any anticipated level of recovery of Mineral Reserves, if any, will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of Mineral Reserves, Mineral Resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, the metallurgy of the mineralization forming the mineral deposit, unusual or unexpected geological formations, and other forms of geological, mineralogical, geochemical or geotechnical complexities associated with natural systems and conditions, and work interruptions. If current exploration programs do not result in the discovery of commercial ore, we may need to write-off part or all of our investment in existing exploration stage properties.

Material changes in Mineral Resources and Mineral Reserves, if any, grades, stripping ratios or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to develop commercially mineable mineral rights at our existing properties or identify and acquire other commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: establish Mineral Resources and Mineral Reserves through drilling and metallurgical and other testing techniques; determine metal content and metallurgical recovery processes to extract metal from the ore; and construct, renovate or expand mining and processing facilities.

In addition, if we discover mineralization that is deemed to have economic potential, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of producing from the mineralization may change. As a result of these uncertainties, there can be no assurance that we currently hold or will successfully acquire additional commercially mineable (or viable) mineral rights.

Suitable infrastructure may not be available or damage to existing infrastructure may occur.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, communication networks and water supply are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, exploitation or development of our projects. If adequate infrastructure is not available in a timely manner, we cannot assure you that the exploitation or development of our projects will be commenced or completed on a timely basis, or at all, or that the resulting operations will achieve the anticipated production volume, or that the construction costs and operating costs associated with the exploitation and/or development of our projects will not be higher than anticipated.  In addition, unusual weather phenomena, sabotage, government, First Nations, environmental activism or other interference in the maintenance or provision of such infrastructure could adversely affect our operations and profitability.  Further, there are risks associated with the construction and operation of an underground mining project relating to, among other things, supervision of the contractors, cost estimating, delivery and operation of equipment, and disposal of waste rock.

We are subject to certain transportation and refining risks that could have a negative impact on our operations.

Doré and mineral concentrates containing combinations of silver and gold are produced at the Brucejack Mine and transported to refiners and smelters. This type of process involves certain environmental and financial risks. We could be subject to potential significant increases in transportation charges and treatment and refining charges. Transportation of such doré and mineral concentrates is also subject to numerous risks including, but not limited to, delays in delivery of shipments, road blocks, criminal activities, civil unrest, weather conditions and environmental liabilities in the event of an accident or spill. We could be subject to limited smelter availability and capacity and could also face the risk of a potential interruption of business from a third party beyond our control, which in both cases could have a material adverse effect on our business, operations, financial performance and financial condition. There is no assurance that smelting, refining or transportation contracts for the Brucejack Mine’s production will be entered into and/or renewed on acceptable terms or that the counterparties to such contracts will meet their respective obligations thereunder. If we are unable to effectively process and refine our doré and mineral concentrates on acceptable terms or if the counterparties to our smelting, refining and transportation contracts fail to meet their respective obligations thereunder, our business, operations, financial performance and financial condition could be materially adversely impacted.

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

Production at our Brucejack Mine is dependent upon the efforts of our employees and our operations would be adversely affected if we fail to maintain satisfactory labour relations. Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring new miners could materially adversely affect our business. This would have a negative effect on our financial condition, business and results of operations; which might result in us not meeting our business objectives.

We are in the process of commencing a search for a new Chief Executive Officer. There is no assurance that this search will be successful, which could affect our operations. The transition of a new Chief Executive Officer could also adversely affect our results of operations.

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

•                     labour standards and occupational health and safety, including mine safety; and

•                     historic and cultural preservation.

The Canadian Extractive Sector Transparency Measures Act (“ESTMA”), which became effective June 1, 2015, requires public disclosure of payments to governments by mining companies engaged in the commercial development of minerals who are either publicly listed in Canada or with business or assets in Canada.  Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments, and including indigenous groups.  ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure improvement payments, and any other prescribed payment over C$100,000.  Failure to report, false reporting or structuring payments to avoid reporting may result in fines of up to C$250,000 (which may be concurrent).  If we find ourselves subject to an enforcement action or in violation of ESTMA, this may result in significant penalties, fines and/or sanctions imposed on us resulting in a material adverse effect on our reputation.

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

We have obtained major permits that were required to complete construction and commence and carry on production at the Brucejack Mine; however, we cannot provide assurance that all rights and permits that we require for our future operations, for construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. Unexpected costs or delays with the permitting process, failure to obtain required permits or the expiry, revocation or failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our activities are subject to health, safety and environmental laws and regulations that may increase our costs and restrict our operations.

All of our exploration, development and mining activities are subject to regulation by governmental agencies under various environmental and health and safety laws and regulations. These laws address, among other things, emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, reclamation of lands disturbed by mining operations and employee health and safety.

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

Our operations will generate residual materials from mining and processing, including chemical and metals depositions in the form of tailings. Our ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with our activities or of other mining companies that affect the environment, human health and safety. Recent regulations under the British Columbia Mines Act increase potential penalties for prosecutions and allow for administrative monetary penalties to be imposed without a court process.

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

Governments at all levels have been moving towards enacting legislation to address climate change concerns, such as carbon tax, requirements to reduce emission levels and increase energy efficiency, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. Where legislation has already been enacted, such regulations may become more stringent, which may result in increased costs of compliance and/or changes in our operations. There is no assurance that compliance with such regulations will not have an adverse effect on our operations and results therefrom, and financial condition.  Furthermore, given the evolving nature of the debate related to climate change and resulting requirements, it is not possible to predict the impact on our results of operations and financial condition.

Our operations could be exposed to the detrimental effects of climate change, such as melting of the glacier on which our access road to the Brucejack Mine is built, and to extreme weather events, such as increased periods of snow, and increased frequency and intensity of storms. Such events or conditions could disrupt mining and transport operations, exploration and development plans, mineral processing and rehabilitation efforts, and could damage our property or equipment and increase health and safety risks on site. Such events or conditions could also have adverse effect on our workforce and surrounding communities. Our emergency plans for managing extreme weather conditions may not be sufficient and extended disruptions could have adverse effects on our results of operations and financial condition.

We may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act and other applicable regulators.

We annually document and test our internal control procedures in order to satisfy the requirements of applicable regulations, including Section 404 of the Sarbanes-Oxley Act (“SOX”) in the United States and National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) in Canada.  SOX requires an annual assessment by management of the effectiveness of our internal control over financial reporting and an attestation report by our independent auditors addressing the effectiveness of internal control over financial reporting.  We may fail to maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and we may not be able to conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with applicable regulations.

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

In recent years, communities and non-governmental organizations (“NGOs”) have become more vocal and active with respect to mining activities at or near their communities. These communities and NGOs have taken such actions as road closures, work stoppages, and lawsuits for damages. These actions relate not only to current activities but often in respect of decades old mining activities by prior owners of mining properties. Such actions by communities and NGOs may be disruptive to our operations and may have a material adverse effect on our results of operations or financial condition.

There is uncertainty related to unsettled First Nations rights and title in British Columbia and this may create delays in project approval or interruptions in project progress.

The nature and extent of First Nations rights and title remains the subject of active debate, claims and litigation in British Columbia. First Nations in British Columbia have made claims of aboriginal rights and title to substantial portions of land and water in the province, including areas where the Company’s operations are situated, creating uncertainty as to the status of competing property rights. The Supreme Court of Canada has held that indigenous groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors. Such aboriginal rights and title are not absolute and may be infringed by government in furtherance of a legislative objective, subject to meeting a justification test. The effect of such claims on any particular area of land will not be determinable until the exact nature of historical use, occupancy and rights to such property have been clarified by a decision of the Courts or definition in a treaty. First Nations in the province are seeking settlements including compensation from governments with respect to these claims, and the effect of these claims cannot be estimated at this time. The federal and provincial governments have been seeking to negotiate settlements with indigenous groups throughout British Columbia in order to resolve many of these claims. Any settlements that may result from these negotiations may involve a combination of cash, resources, grants of conditional rights to undertake traditional pursuits (like hunting, gathering, trapping and fishing) on public lands, and some rights of self-government. The issues surrounding aboriginal title and rights are not likely to be resolved in the near future.

In a landmark decision in 2004, the Supreme Court of Canada determined that there is a duty on government to consult with and, where appropriate, accommodate First Nations where government decisions may impact on claimed, but as yet unproven, aboriginal rights or title. This decision also provided much needed clarification of the duties of consultation and accommodation. This decision was re-enforced in a 2010 decision of the Supreme Court of Canada, in which the Court re-affirmed and re-stated the test for determining when the duty to consult arises. The Court has made clear that third parties are not responsible for consultation or accommodation of indigenous interests and that this responsibility lies with government. However, government permits, including environmental and mine permits, will not be granted by provincial and federal agencies unless they are satisfied that the duty to consult and accommodate has been fully met. In 2005, the Supreme Court of Canada confirmed that this duty exists with respect to claimed treaty rights.

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

In addition, the Government of Canada has expressed a renewed commitment to implementing the United Nations Declaration of the Rights of Indigenous People (“UNDRIP”), and more recently, the Government of British Columbia passed legislation to incorporate the UNDRIP into the laws of British Columbia. The UNDRIP requires governments to obtain the free, prior, and informed consent of indigenous peoples who may be affected by government action, such as the granting of mining concessions or approval of mine permits.

In order to facilitate mine permitting, construction, commencement and/or expansion of mining activities, we may deem it necessary and prudent to try to obtain the cooperation and approval of the local First Nations groups. Any cooperation and approval may be predicated on our committing to take measures to limit the adverse impacts on local First Nations groups and ensuring that some of the economic benefits of the construction and mining activity will be enjoyed by the local First Nations groups. There can be no guarantee that any of our efforts to secure such cooperation or approval would be successful or that the assertion of First Nations rights and title, or claims of insufficient consultation or accommodation, will not create delays in project approval or unexpected interruptions in project progress, requirements for First Nations consent, cancellation of permits and licences, or result in additional costs to advance our projects.

Our properties may be subject to uncertain title.

We cannot provide assurance that title to our properties will not be challenged. We hold mineral tenures which constitute our property holdings. We may not have, or may not be able to obtain, all necessary surface rights to develop a mineral property. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained a secure claim to individual mining properties may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful claim contesting our title to a property could cause us to lose our rights to explore and, if warranted, develop that property or undertake or continue production thereon. This could also result in our not being compensated for our prior expenditures relating to such property.

Land reclamation and mine closure requirements may be burdensome.

Land reclamation and mine closure requirements are generally imposed on mining companies in order to minimize long term effects of land disturbance. Such requirements may include requirements to treat ground and surface water to drinking water standards, control dispersion of potentially deleterious effluent and reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation and mine closure obligations imposed on us in connection with exploration, development and mining activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. The actual costs of reclamation and mine closure are uncertain and planned expenditures may differ from the actual expenditures required. Therefore, the amount that we are required to spend may be materially higher than our estimates. Any additional amounts we are required to spend on reclamation and mine closure may have a material adverse effect on our financial performance, financial condition and results of operations.

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

•                     decline in the value of acquired properties, companies or securities; and

•                     other risks associated with development and mining of mineral resources.

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

Our competitors may be able to devote greater resources to the expansion and efficiency of their operations or respond more quickly to new laws and regulations or emerging technologies, market and industry trends than we can. We may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.

We may experience difficulty attracting and retaining qualified management and personnel.

We compete with other mining companies as well as other companies operating in northern British Columbia to attract and retain key personnel. We are dependent on the services of key executives and other highly skilled and experienced personnel to advance our corporate objectives as well as to identify new opportunities for growth and funding. Our current executive officers are set out under the heading “Directors and Officers” in this AIF. It will be necessary for us to recruit additional skilled and experienced management and personnel. Our inability to do so, or the loss of key executives, or our inability to attract and retain suitable replacements for such executives or the additional highly skilled employees required for our activities, would have a material adverse effect on our business, prospects, operations, and financial condition.

Changes in management team or failure to successfully transition new hires or promoted employees into their roles may be disruptive.

Changes in our management team, including the recent retirement of former Executive Chairman, Robert Quartermain, and the impending leadership transition involving our President and Chief Executive Officer, Joseph Ovsenek, may be disruptive to our business, and any failure to successfully transition and assimilate key new hires or promoted employees could adversely affect our business and results of operations.

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

Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, mechanical failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, fires, floods, hurricanes, and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to mineral properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although we maintain insurance to protect against certain risks in such amounts we consider reasonable, our insurance will not cover all of the potential risks associated with a mining company’s operations and the risks associated with being a publicly-trade company generally. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. We may suffer a material adverse effect on our business, results of operations, cash flows and financial condition as a result of losses related to any event that is not covered, or adequately covered, by our insurance policies.

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

Some of the provisions in our Articles could delay or prevent a third party from acquiring us or replacing members of our Board, even if the acquisition or the replacements would be beneficial to our shareholders. Such provisions include that our shareholders cannot amend our Articles unless at least two-thirds of the shares entitled to vote approve the amendment. These provisions could also reduce the price that certain investors might be willing to pay for our securities and result in the market price for our securities, including the market price for our Common Shares, being lower than it would be without these provisions.

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

As at the date of this AIF, to the best of our knowledge, Black Rock Asset Management holds approximately 13.2% of our outstanding Common Shares, Van Eck Associates holds approximately 11.5% of our outstanding Common Shares and Letko, Brosseau and Associates Inc. holds approximately 7.4% of our outstanding Common Shares.

Collectively, these shareholders hold approximately 32.1% of our Common Shares and as a result, these shareholders may have significant influence over the passage of any resolution of our shareholders and, as a result, our business operations and governance practices.  Sales of substantial amounts of our securities by these significant shareholders could adversely affect the prevailing market prices for our securities.

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

Additional issuances of our securities may involve the issuance of a significant number of our Common Shares at prices less than the current market price for the Common Shares.  Issuance of substantial numbers of Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of the Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders.  Sales of substantial amounts of our securities by us or our existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities and, in the case of sales of our securities from treasury, dilute investors’ earnings per share. Sales of our Common Shares by shareholders might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. Exercises of presently outstanding share options or settlement of presently outstanding restricted share units or performance share units in Common Shares may also result in dilution to security holders. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

Our Common Share price has experienced volatility and may be subject to fluctuation in the future based on market conditions.

The market prices for the securities of mining companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business, certain factors such as our announcements and the public’s reaction, our operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of inputs and prices received for our production, government regulations, changes in earnings estimates or recommendations by research analysts who track our securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel, political conditions, and the factors listed under the heading “Note Regarding Forward Looking Information and Forward-Looking Statements” can have an adverse impact on the market price of our Common Shares. In addition, securities of public companies, including our own, may be subject from time to time to manipulative trading tactics of third parties, which are beyond our control and which can have an adverse impact on the market price of our Common Shares.

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

We have never declared nor paid any dividends on our Common Shares. Under our Loan Facility, we were prohibited from declaring and paying, in cash, any dividend, distribution or return of capital with respect to, or repurchasing for cash consideration, our Common Shares until 2020. We may now declare and pay cash dividends, distributions and returns of capital, and may repurchase our Common Shares in limited circumstances and provided such payments do not exceed $40 million per year.

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

We are organized under the laws of, and headquartered in, British Columbia, Canada, and a majority of our directors, officers and the experts named in this AIF are not citizens or residents of the United States. In addition, substantially all of our assets are located outside the United States. As a result, it may be difficult or impossible for an investor to (i) enforce in courts outside the United States judgments against us and our directors, officers and the experts named in this AIF obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws or (ii) bring in courts outside the United States an original action against us and our directors, officers and the experts named in this AIF to enforce liabilities based upon such U.S. securities laws.

DIVIDENDS AND DISTRIBUTIONS

We have not, since the date of incorporation, declared or paid any dividends on our Common Shares, and do not currently have a policy with respect to the payment of dividends.

Under our Loan Facility, we were prohibited from declaring and paying, in cash, any dividend, distribution or return of capital with respect to, or repurchasing for cash consideration, our Common Shares until 2020. We may now declare and pay cash dividends, distributions and returns of capital, and may repurchase our Common Shares, provided such payments do not exceed $40 million per year, and subject to our pro forma compliance with financial covenants set out in the Credit Agreement and a leverage ratio of less than or equal to 1.5x. See “Our Business — Indebtedness — Debt Refinancing” in this AIF.

The payment of future dividends, if any, will be reviewed periodically by our Board and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our exploration activities, development and growth, and other factors that our Board may consider appropriate in the circumstance.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

Our authorized share capital consists of an unlimited number of Common Shares, without par value. As at the date of this AIF, there were 185,380,300 Common issued and outstanding.

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

In 2019, following a special resolution passed by our shareholders, we amended our Articles and Notice of Articles to, among other things, delete Preferred Shares from our authorized share capital.

Shareholder Rights Plan

In 2019, we allowed our previously implemented  Shareholder Rights Plan Agreement between us and Computershare Trust Company, as rights agent, to expire in accordance with its terms, without renewal or implementing a like plan.

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

The following table sets out the price ranges (high and low) and trading volume of our Common Shares as quoted on the TSX for each month of our most recently completed financial year:

Month	High (C$)		Low (C$)		Volume
January	C$	11.97	C$	8.90	19,997,420
February	C$	10.72	C$	9.58	11,688,558
March	C$	11.81	C$	10.71	9,773,240
April	C$	11.82	C$	10.04	11,928,315
May	C$	11.52	C$	9.52	10,286,076
June	C$	13.55	C$	11.73	12,189,293
July	C$	15.17	C$	13.2	12,768,794
August	C$	18.06	C$	15.11	17,250,239
September	C$	18.28	C$	14.8	12,783,835
October	C$	16.48	C$	13.27	10,358,568
November	C$	13.31	C$	11.41	11,621,898
December	C$	14.71	C$	13.36	8,370,654

The closing price of our Common Shares on the TSX and the NYSE on February 20, 2020, the last trading day before the date hereof, was C$9.74 and $7.33 per Common Share, respectively.

Prior Sales

Except as disclosed below, we did not issue any securities in our most recent financial year that are of a class that is not listed or quoted for trading on a marketplace.

Equity Compensation Arrangements:

During 2019, we issued the following under our equity compensation arrangements:

Type of Security	Number of Securities	Date Issued	Issue price/ Exercise Price
Stock options	80,000 60,000	08/02/19 11/14/19	C$ C$	15.35 12.36
Restricted Share Units (“RSUs”)	—	—	—
Performance Share Units (“PSUs”)	—	—	—

For detailed information about our equity compensation arrangements, specifically, our Incentive Stock Option Plan and our Restricted Share Unit Plan, including the compensation principles that govern the grants made, please refer to our management information circular dated March 28, 2019, available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In 2018, we implemented a Deferred Share Unit Plan (the “DSU Plan”) as a component of our compensation for non-employee directors. Pursuant to the DSU Plan, deferred share units (“DSUs”) may only be settled by way of cash payment. The settlement amount of each DSU is based on the closing price of our Common Shares on the last trading day immediately preceding the DSU redemption date multiplied by the number of DSUs being redeemed. We issued an aggregate of 39,238 DSUs as initial grants to two oncoming directors on November 15, 2019.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets forth the name of each of our directors and officers, their province or state and country of residence, their position(s) with the Company, their principal occupation during the preceding five years and the date they first became a director of the Company (if applicable) and the number of Common Shares owned, or controlled or directed, directly or indirectly by such director or officer as of the date of this AIF.

Each director’s term will expire immediately prior to the next annual meeting of shareholders.

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since	Number of Common Shares
Richard T. O’Brien Colorado, USA	Director and Board Chair

Corporate Director.

President and Chief Executive Officer of Boart Longyear Ltd. from 2013 to 2016.

President and Chief Executive Officer of Newmont Mining Corp. (now Newmont Corporation) from 2007 to 2013.

			November 13, 2019	Nil Common Shares
Joseph J. Ovsenek(1) British Columbia, Canada	Chief Executive Officer, President and Director

Chief Executive Officer of the Company from January 2017 to present.

President of the Company from May 2015 to present.

Executive Vice President and Chief Development Officer of the Company from March 2014 to May 2015.

			December 21, 2010	143,075 Common Shares
George N. Paspalas(7) (9) British Columbia, Canada	Director(2)	President and Chief Executive Officer of MAG Silver Corp.(3) from October 2013 to present. President and Chief Executive Officer of Aurizon Mines Ltd. from August 2011 to June 2013.	May 10, 2013	37,646 Common Shares
Peter M. Birkey(6) (8) Minnesota, USA	Director	Consultant since October 2013. Executive Vice President at Liberty Mutual Asset Management from June 2004 to October 2013.	May 14, 2014	94,978 Common Shares
David Smith(6) (7) British Columbia, Canada	Director	Corporate Director. Executive Vice President and Chief Financial Officer of Finning International Inc. from 2009 to 2014.	May 12, 2017	28,547 Common Shares
Faheem Tejani(6) (8) (9) Ontario, Canada	Director	President of the Mortgage Company of Canada(5) from March 2018 until present. Managing Director, Equity Capital Markets of BMO Capital Markets from August 2009 to February 2018.	May 10, 2018	Nil Common Shares

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since	Number of Common Shares
Robin A. Bienenstock(7) (8) Ontario, Canada	Director

Founder and Investment Partner of RBMP Capital LLP from 2017 until present.

Partner at Marlin Sams Fund LP from 2014 to 2016.

Senior Research Analyst at Sanford C. Bernstein & Co., LLC, Research Division from 2007 until 2014.

			November 8, 2018	158,520(4) Common Shares
Jeane L. Hull(8) (9) Arizona, USA	Director	Corporate Director. Executive Vice President and Chief Technical Officer of Peabody Energy Corporation from 2011 to 2015.	November 13, 2019	500 Common Shares
Tom S.Q. Yip British Columbia, Canada	Executive Vice President and Chief Financial Officer	Chief Financial Officer of the Company from January 2015 to present. Executive Vice President of the Company from January 2018 to present.	N/A	55,000 Common Shares
Michelle A. Romero British Columbia, Canada	Executive Vice President, Corporate Affairs and Sustainability

Executive Vice President, Corporate and Sustainability of the Company from January 2018 to present.

Vice President, Corporate of the Company from May 2015 to December 2017.

Vice President, Corporate Relations of the Company from August 2013 to May 2015.

Director, Corporate Relations of the Company from February 2011 to August 2013.

			N/A	50,000 Common Shares

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since	Number of Common Shares
Kenneth C. McNaughton British Columbia, Canada	Vice President, Chief Exploration Officer	Vice President, Chief Exploration Officer of the Company from January 2011 to present. President and Chief Executive Officer of Camino Minerals Corp. from January 2015 to August 2018.	N/A	100,500 Common Shares
David W. Prins Santiago, Chile	Vice President, Operations

Vice President, Operations of the Company from May 2018 until present.

Consultant for the Company in Project Director role from May 2016 to May 2018.

Professional Consultant from July 2015 until April 2016.

Chief Operating Officer of Seafield Resources Ltd. from September 2012 to March 2014 and President and Chief Executive Officer from March to December 2014.

			N/A	42,194 Common Shares
John P. Hayes Ontario, Canada	Senior Vice President, Business Development and Investor Relations

Senior Vice President, Business Development and Investor Relations of the Company from June 2019 to present.

Senior Vice President, Corporate Development of Osisko Mining Inc. from June 2016 to March 2018.

President and Founder of Terrastrat Consulting Inc.(10) from October 2014 to present.

Corporate Director and Advisory Board Member.

			N/A	15,500 Common Shares
Greg Norton British Columbia, Canada	Vice President, Environment and Regulatory Affairs	Vice President, Environment and Regulatory Affairs of the Company from October 2019 to present. Partner, ERM Consultants Canada Ltd. from September 2012 to September 2019.	N/A	Nil Common Shares
Vladimir Cvijetinovic British Columbia, Canada	Vice President, Legal and Corporate Secretary

Vice President, Legal and Corporate Secretary of the Company from July 2018 until present.

Associate, Dumoulin Black LLP from April 2018 until June 2018.

Associate, Blake, Cassels & Graydon LLP from June 2012 until March 2018.

			N/A	Nil Common Shares

Notes:

(1)         On February 12, 2020, the Company announced that its Board has initiated an external search for a new CEO and that Joseph Ovsenek has agreed to continue to serve as CEO while the search is underway.

(2)         Mr. Paspalas was Lead Director during 2019, until the effective date of appointment of Mr. O’Brien as the independent Chair of the Board on January 1, 2020.

(3)         MAG Silver Corp. is a silver-mining exploration and development company with principal properties in Mexico.

(4)         Ms. Bienenstock exercises control and direction over 154,232 Common Shares, which are owned by RBMP Master Fund Limited.

(5)         Mortgage Company of Canada is a private company operating as a mortgage lender.

(6)         Member of the Audit Committee.

(7)         Member of the Compensation Committee.

(8)         Member of the Corporate Governance and Nominating Committee.

(9)         Member of the Sustainability and Technical Committee.

(10)  Terrastrat Consulting Inc. is a private consulting company.

In addition, Robert A. Quartermain served as the Company’s Executive Chairman throughout 2019 until his retirement on December 31, 2019. Warwick Board served as the Company’s Vice President, Geology and Chief Geologist throughout 2019 and until his resignation on February 11, 2020.

Shareholdings of Directors and Senior Officers

As at the date of this AIF, our directors and officers, as a group, beneficially own, control or direct, directly or indirectly, 726,460 Common Shares representing approximately 0.39% of the issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of our directors or officers is, as at the date hereof, or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period or more than 30 consecutive days (a “Cease Trade Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such company, or (b) was subject to a Cease Trade Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

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

Robin Bienenstock was a member of the Board of Directors of Oi S.A. (“Oi”), a Brazilian telecommunications company, from September 1, 2015 to June 13, 2016. Oi filed for bankruptcy protection in Brazil on June 20, 2016 and in the United States on June 22, 2016.

Jeane Hull was the Executive Vice President and Chief Technical Officer of Peabody Energy Corporation (“Peabody”), a private-sector coal company, from April 2011 to July 31, 2015.  Peabody filed for Chapter 11 bankruptcy protection on April 13, 2016 and emerged from Chapter 11 protection on April 3, 2017. In addition, from July 6, 2016 to October 24, 2019, Ms. Hull was a director of Cloud Peak Energy Inc. (“Cloud Peak”). Cloud Peak filed for Chapter 11 bankruptcy protection on May 10, 2019 and received court approval for its plan to exit bankruptcy on December 5, 2019.

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

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

David Smith has over 30 years of financial and executive leadership experience.  Mr. Smith spent 16 years with Placer Dome Inc. (now Barrick Gold Corporation) in various senior positions and four years with PricewaterhouseCoopers before joining Ballard Power Systems Inc. in 2002.  Mr. Smith was the Chief Financial Officer and a Vice President at Ballard Power Systems until 2009.  In 2009, Mr. Smith joined Finning International Inc. and was their Executive Vice President and Chief Financial Officer until 2014.  In addition, Mr. Smith currently serves as a director of Hudbay Minerals Inc., a TSX and NYSE-listed base metals mining company, and has previously served on other public mining company boards of directors, specifically Nevsun Resources Ltd. (“Nevsun”; acquired by Zijin Mining Group Company Limited) and Dominion Diamond Corporation (“DDC”; acquired by The Washington Companies). Mr. Smith has experience chairing Audit Committees of both Nevsun and DDC.  Mr. Smith holds a Bachelor’s degree in Business Administration from California State University, Sacramento, is a Certified Public Accountant (California) and has completed the Institute of Corporate Directors, Directors Education Program (ICD.D).

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

External Auditor Service Fees

The aggregate fees billed by our external auditors in respect of the last two financial years are as follows:

	2019		2018
Audit Fees(1)	C$	395,000	C$	350,000
Audit-Related Fees(2)	C$	71,500	C$	67,000
Tax Fees(3)	—		—
All Other Fees	—		—

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

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. The following are material legal proceedings that the Company is party to during 2019.

Class Action Lawsuits

Canadian Class Actions

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action (the “Wong Action”) against the Company, Robert Quartermain (a director, President and the Chief Executive Officer of the Company at that time) and Snowden. The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action alleges that the price of the Company’s shares on the TSX and NYSE suffered a significant drop in value following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013.

The Wong Action claims C$60 million in general damages on behalf of a class of persons who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Securities Act (Ontario). The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision. The Company and Robert Quartermain consented to, and on January 23, 2019 the Court granted, an order certifying the Wong Action as a class proceeding pursuant to the Class Proceedings Act (Ontario). The Company and Robert Quartermain have moved for summary judgment to dismiss the Wong Action, and their motion for summary judgment is scheduled to be heard in the third quarter of 2020.

The Company believes that the allegations made against it and Robert Quartermain in the Wong Action are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for the Wong Action.

United States of America Class Action

Two putative class action complaints were filed against the Company and certain of its officers in the United States District Court for the Southern District of New York, one on September 7, 2018 and the other on October 19, 2018. The complaints were filed on behalf of an alleged class of all persons and entities who purchased or acquired shares of the Company between July 21, 2016 and September 6, 2018 and relate to public disclosures of the Company made between July 2016 and September 2018 regarding the Brucejack Mine.

On April 8, 2019, the United States District Court for the Southern District of New York issued an order granting Aurico Gold Fund LP’s motion to consolidate the two cases under the case caption “In re Pretium Resources, Inc. Securities Litigation” (the “Aurico Action”), appoint itself as lead plaintiff, and approve lead plaintiff’s selection of counsel. On June 21, 2019, the plaintiffs in the Aurico Action filed a Consolidated Amended Class Action Complaint. The Company has retained legal counsel in connection with these matters and on August 27, 2019, filed its memorandum of law in support of its motion to dismiss the Aurico Action. The plaintiffs filed their opposition to the Company’s motion to dismiss on October 28, 2019 and the Company filed its reply brief on December 10, 2019.

The Company believes that the allegations made against it and its officers in the Aurico Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

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

The Company is of the view that any liability it may have is within the limits of the lien holdback it continues to hold in trust with respect to these claims. The Company believes that all other allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.

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

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, as of date of this AIF, the only material contract which we have entered into is the Credit Agreement. A copy of the Credit Agreement is available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and its particulars are described in this AIF.

INTEREST OF EXPERTS

Each of the co-authors of Brucejack Report is a “qualified person” for the purposes of NI 43-101.  The scientific and technical information relating to the Brucejack Project contained or incorporated by reference in this AIF was certified by:

Disclosure	Co-Authors	Certified by:
Brucejack Report	Tetra Tech Canada Inc.	Jianhui (John) Huang, Ph.D., P.Eng.
	Ivor Jones Pty Ltd.	Ivor W.O. Jones, M.Sc., P.Geo., FAusIMM
	BGC Engineering Inc.	Leonardo Moreno, P.Eng.
	Environmental Resources Management	Rolf Schmitt, M.Sc., P. Geo.
	Lorax Environmental Services Ltd.	Alison Shaw, Ph.D., P.Geo.
	SRK Consulting (Canada) Inc.	Maritz Rykaart, Ph.D., P.Eng.

To the best of our knowledge, as at the date hereof, such persons and the directors, officers, partners, consultants and employees, as applicable, of each of the aforementioned companies and partnership beneficially own, directly or indirectly, in the aggregate, less than one percent of our securities.

The “Our Business” section of this AIF has been reviewed, approved and verified by Mr. Kenneth C. McNaughton, M.A.Sc., P.Eng., our Vice President and Chief Exploration Officer, Lyle Morgenthaler, B.A.Sc., P.Eng., our Chief Mine Engineer, Joel Ashburner, B.A.Sc., P.Geo., our Chief Mine Exploration Geologist, and IJPL, which is independent of the Company, each of whom is a “qualified person” as defined in NI 43-101. Further, throughout 2019, Warwick Board, Ph.D., P.Geo., Pr.Sci.Nat., our former Vice President, Geology and Chief Geologist, reviewed and approved scientific and technical information of the Company set out in its public disclosure documents related to our grade control program, reconciliation of 2018 and 2017 production, and the Brucejack Mine reserve definition, expansion and exploration drilling.  The scientific and technical information previously reviewed and approved by Warwick Board, to the extent included or incorporated in this AIF, has been reviewed and approved by Joel Ashburner, B.A.Sc., P.Geo. and IJPL, each of whom is a “qualified person” as defined in NI 43-101.

None of the aforementioned companies, partnerships or persons within this section, each of whom are named in this AIF as having prepared or certified reports, valuations, statements or opinions or having been responsible for reporting exploration results relating to our mineral properties and whose profession or business gives authority to such reports, valuations, statements or opinions or any director, officer, partner, consultant or employee thereof, as applicable, received or will receive a direct or indirect interest in any securities or other property of ours or of any of our associates or affiliates or is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any of our associates or affiliates, other than:

•                  Kenneth C. McNaughton, M.A.Sc., P.Eng., who is our Vice President and Chief Exploration Officer, holds 100,500 Common Shares, 257,060 options to purchase Common Shares, 7,864 of our RSUs and 15,006 of our PSUs;

•                  Lyle Morgenthaler, B.A.Sc., P.Eng., our Chief Mine Engineer, holds nil Common Shares, 10,000 options to purchase Common Shares and 2,469 of our RSUs;

•                  Joel Ashburner, B.A.Sc., P.Geo., our Chief Mine Exploration Geologist holds nil Common Shares, nil options to purchase Common Shares and 1,022 of our RSUs;

•                  Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., our former Vice President, Geology and Chief Geologist, holds 59 Common Shares, 87,720 options to purchase Common Shares, nil of our RSUs and nil of our PSUs.

To the best of our knowledge, as at the date hereof, IJPL and its directors, officers, partners, consultants and employees, as applicable, beneficially own, directly or indirectly, in the aggregate, less than one percent of our securities.

Our independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued an independent auditor’s report dated February 11, 2020 in respect of our consolidated financial statements as at December 31, 2019 and 2018 and for each of the years ended December 31, 2019 and 2018 and our internal control over financial reporting as at December 31, 2019.  PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of the Public Company Accounting Oversight Board.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Additional information with respect to directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans is contained in the management information circular for our most recent meeting of shareholders. Additional financial information is provided in our audited consolidated financial statements and management’s discussion and analysis for the years ended December 31, 2019 and 2018, also filed on SEDAR and on EDGAR.

Copies of these documents may be obtained by contacting us at Suite 2300, 1055 Dunsmuir Street, PO Box 49334, Vancouver, British Columbia V7X 1L4, telephone: (604) 558-1784, fax: (604) 558-4784.

APPENDIX 1

PRETIUM RESOURCES INC.

AUDIT COMMITTEE CHARTER

PRETIUM RESOURCES INC.

AUDIT COMMITTEE CHARTER

As adopted by the Board of Directors on October 30, 2019

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

(a)                                 prepare any report as may be required under applicable securities law, stock exchange and any other regulatory requirements;

(b)                                 review, assess and update this Charter on an annual basis and recommend any proposed changes to the Board for approval, in accordance with the requirements of the all applicable laws;

(c)                                  perform any other activities consistent with this Charter, the Company’s articles and governing law, as the Audit Committee or the Board deems necessary or appropriate;

(d)                                 review the Committees own performance annually; and

(e)                                  regularly report Committee actions to the Board with such recommendations as the Committee may deem appropriate.

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

2.                                      Any employee or consultant of the Company may on a confidential and anonymous basis submit concerns regarding questionable accounting controls or auditing matters to the Committee:

(a)                                 By setting forth such concerns in a letter addressed directly to the Chairperson of the Committee and sealing it in an envelope marked “Confidential Concern” and forwarding the sealed envelope in a further sealed envelope addressed as below and marked “Private and Confidential”:

Attn:       Audit Committee Chair

Pretium Resources Inc.

Suite 2300, 1055 Dunsmuir Street, PO Box 49334

Vancouver, BC

V7X 1L4; or

(b)                                  Through the Company’s independent third-party reporting agency, Navex Global:

By telephone: 1-844-879-3561

Online:            https://pretivm.ethicspoint.com

If an employee or consultant would like to discuss the matter directly with a member of the Committee, the employee or consultant should include a return telephone number in his or her submission to the Committee at which he or she can be contacted or contact the Chairperson of the Committee via email at dsmith@pretivm.com (Dave Smith, Chairperson of the Committee).

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

6.                                      See also the Company’s Complaint Reporting and Whistle Blower Policy.

2

APPENDIX B

FINANCIAL STATEMENTS OF PRETIUM RESOURCES INC., INCLUDING MANAGEMENT’S
REPORT TO SHAREHOLDERS AND THE AUDITORS’ REPORTS

PRETIUM RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

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

February 11, 2020

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013).

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2019.

PricewaterhouseCoopers LLP, our independent auditors, has issued an audit report on internal control over financial reporting for the Company as of December 31, 2019, which is included herein.

“Joseph J. Ovsenek”	“Tom S. Q. Yip”
Joseph J. Ovsenek	Tom S. Q. Yip
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 11, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Pretium Resources Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Pretium Resources Inc. and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of earnings and comprehensive earnings, cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverable amount of the Brucejack Mine cash-generating unit

As described in Notes 4 and 8 to the consolidated financial statements, management assessed impairment indicators for the Company’s mineral properties, plant and equipment and concluded, as at March 31, 2019, that due to a decrease in total contained ounces in the updated mineral reserve of the Brucejack Mine, an indicator of impairment existed. As such, management performed an impairment assessment for the Brucejack Mine cash-generating unit (CGU) as at March 31, 2019. The recoverable amount of the CGU was assessed as the higher of the value in use or fair value less costs of disposal (FVLCD). The recoverable amount was determined based on the FVLCD method using discounted future cash flows and compared to the carrying amount of the CGU at March 31, 2019, which was $1,299 million. Management’s assessed FVLCD exceeded the carrying amount of the Brucejack Mine CGU and as a result, no impairment loss was recognized in the statement of earnings. In arriving at FVLCD, discounted cash flows were estimated using the following significant assumptions: mineral reserves, production profile, operating costs, capital costs, commodity prices, foreign exchange rate and discount rate. Management estimates mineral reserves and resources based on information compiled and reviewed by qualified persons.

The principal considerations for our determination that performing procedures relating to the recoverable amount of the Brucejack Mine CGU is a critical audit matter are there was significant judgment by management when developing the recoverable amount of the Brucejack Mine CGU and management’s specialists (the qualified persons) compiled and reviewed information used to estimate mineral reserves and resources. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s discounted future cash flows and significant assumptions including: mineral reserves, production profile, operating costs, capital costs, commodity prices, foreign exchange rate and discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures to evaluate the discount rate.

Addressing the matter involved performing procedures and evaluating audit evidence, in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls over the determination of the recoverable amount of the Brucejack Mine CGU. These procedures also included, among others, testing management’s process for determining the recoverable amount; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the reasonableness of the significant assumptions used by management, such as: mineral reserves, production profile, operating costs, capital costs, commodity prices, foreign exchange rate, and discount rate. Evaluating the reasonableness of management’s assumptions with respect to production profile, operating and capital costs involved comparing these costs to the current and past performance of the CGU, the commodity prices and the foreign exchange rate were compared to external market and industry data, and these assumptions were also compared with evidence obtained in other areas of the audit, as applicable. Evaluating the reasonableness of the mineral reserves and resources involved considering the qualification and objectivity of management’s specialists, obtaining an understanding of the work performed, including the methods and assumptions used in estimating mineral reserves and resources, testing the data used by management’s specialists on a sample basis and evaluating overall findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discount rate.

Chartered Professional Accountants

(Signed) “PricewaterhouseCoopers LLP”

Vancouver, Canada

February 11, 2020

We have served as the Company’s auditor since 2010.

PRETIUM RESOURCES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of United States dollars)

		December 31,	December 31,
	Note	2019	2018
ASSETS

Current assets
Cash and cash equivalents		$23,174	$45,407
Receivables and other	6	17,431	18,312
Inventories	7	21,945	24,751
		62,550	88,470
Non-current assets
Mineral properties, plant and equipment	8	1,500,512	1,522,919
Restricted cash	12	54	2,029
Deferred income tax asset	21	10,051	—
Total assets		$1,573,167	$1,613,418

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	9	$62,688	$50,672
Current portion of long-term debt	10	66,667	78,385
Current portion of offtake obligation	11	—	7,576
		129,355	136,633
Non-current liabilities
Other liabilities	9	8,932	1,072
Long-term debt	10	397,253	475,911
Offtake obligation	11	—	62,493
Decommissioning and restoration provision	12	21,239	18,947
Deferred income tax liability	21	62,086	15,236
		618,865	710,292

EQUITY

Share capital	17	1,152,567	1,140,890
Contributed surplus	17	47,468	48,886
Equity component of convertible notes	10	17,603	17,603
Accumulated other comprehensive loss		(193,997)	(193,997)
Deficit		(69,339)	(110,256)
		954,302	903,126
Total liabilities and equity		$1,573,167	$1,613,418
Commitments	22
contingencies	23

On behalf of the Board of Directors:

“David S. Smith”	“George N. Paspalas”
David S. Smith	George N. Paspalas
(Chair of the Audit Committee)	(Director)

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS

(Expressed in thousands of United States dollars, except for share data)

		For the year ended
		December 31,	December 31,
	Note	2019	2018
Revenue	13	$484,540	$454,556

Cost of sales	14	333,157	303,927

Earnings from mine operations		151,383	150,629

Corporate administrative costs	15	18,674	15,788

Operating earnings		132,709	134,841

Interest and finance expense	16	(35,302)	(66,926)
Interest and finance income		1,231	2,728
Foreign exchange loss		(946)	(46)
Loss on financial instruments at fair value	10, 11	(15,415)	(17,113)

Earnings before taxes		82,277	53,484

Current income tax expense	21	(4,561)	(4,196)
Deferred income tax expense	21	(36,799)	(12,668)

Net earnings for the year		$40,917	$36,620

Other comprehensive earnings, net of tax
Items that will not be reclassified to earnings or loss:
Change in fair value attributable to change in credit risk of financial instruments designated at fair value through profit or loss	10	—	5,543

Comprehensive earnings for the year		$40,917	$42,163

Earnings per common share
Basic		$0.22	$0.20
Diluted	17	$0.22	$0.20

Weighted average number of common shares outstanding
Basic		184,731,109	182,905,004
Diluted	17	185,731,326	183,881,917

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States dollars)

		For the year ended
	Note	December 31, 2019	December 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings for the year		$40,917	$36,620
Items not affecting cash:
Current income tax expense	21	4,561	4,196
Deferred income tax expense	21	36,799	12,668
Depreciation and depletion		82,848	67,466
Interest and finance expense, net		34,097	63,686
Gain on disposal of plant and equipment	14	(45)	—
Loss on financial instruments at fair value	10, 11	15,415	17,113
Settlement of offtake obligation	11	(3,068)	(4,423)
Share-based compensation	17	8,661	6,472
Unrealized foreign exchange loss		1,749	457
Write-down of inventories	14	2,475	—
Changes in non-cash working capital items:
Receivables and other		7,001	1,389
Inventories		(2,227)	1,047
Accounts payable and accrued liabilities		451	(4,872)
Income taxes paid		(4,561)	(4,575)
Net cash generated by operating activities		225,073	197,244

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued	17	—	2,304
Offtake obligation repurchase payments	11	(82,416)	—
Payment of lease obligations		(6,484)	(402)
Proceeds from exercise of stock options		7,634	8,353
Proceeds from loan facility	10	—	480,000
Repayment of credit facility	10	—	(350,000)
Repayment of loan facility	10	(98,000)	—
Repurchase of stream obligation	10	—	(237,000)
Share issue costs		—	(31)
Transaction costs associated with loan facility		(267)	(7,616)
Interest paid		(27,511)	(75,006)
Net cash used in financing activities		(207,044)	(179,398)

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment		(44,130)	(32,892)
Proceeds from sale of plant and equipment		96	—
Restricted cash		1,978	2,830
Interest received		1,231	2,728
Net cash used in investing activities		(40,825)	(27,334)

Decrease in cash and cash equivalents for the year		(22,796)	(9,488)

Cash and cash equivalents, beginning of the year		45,407	56,285
Effect of foreign exchange rate changes on cash and cash equivalents		563	(1,390)
Cash and cash equivalents, end of the year		$23,174	$45,407
Supplemental cash flow information	19

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of United States dollars, except for share data)

	Note	Number of common shares	Share capital	Contributed surplus	Equity component of convertible notes	Accumulated other comprehensive loss	Deficit	Total
Balance - December 31, 2017		182,337,874	$1,125,932	$49,942	$17,603	$(193,772)	$(152,644)	$847,061
Adjustment on adoption of IFRS 9, net of tax		—	—	—	—	(5,768)	5,768	—
Adjusted balance - January 1, 2018		182,337,874	$1,125,932	$49,942	$17,603	$(199,540)	$(146,876)	$847,061
Shares issued upon exercise of options	17	1,576,500	12,911	(4,558)	—	—	—	8,353
Shares issued under flow- through agreement	17	227,273	1,913	—	—	—	—	1,913
Share issue costs, net of taxes	17	—	(23)	—	—	—	—	(23)
Value assigned to options vested	17	—	—	3,502	—	—	—	3,502
Shares issued upon settlement of restricted share units		21,444	157	—	—	—	—	157
Other comprehensive earnings for the year		—	—	—	—	5,543	—	5,543
Earnings for the year		—	—	—	—	—	36,620	36,620
Balance - December 31, 2018		184,163,091	$1,140,890	$48,886	$17,603	$(193,997)	$(110,256)	$903,126
Shares issued upon exercise of options	17	1,209,709	11,677	(4,043)	—	—	—	7,634
Value assigned to options vested	17	—	—	2,625	—	—	—	2,625
Earnings for the year		—	—	—	—	—	40,917	40,917
Balance - December 31, 2019		185,372,800	$1,152,567	$47,468	$17,603	$(193,997)	$(69,339)	$954,302

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

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

These consolidated financial statements were authorized for issue by the Board of Directors on February 11, 2020.

Change in accounting policies — IFRS 16, Leases (“IFRS 16”)

The Company adopted IFRS 16 effective January 1, 2019 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17, Leases (“IAS 17”) and IFRIC 4, Determining Whether an Arrangement Contains a Lease. IFRS 16 provides a single lessee accounting model, requiring lessees to recognize a right of use asset (“ROU asset”) and a lease obligation at the lease commencement date.

Accounting policy applicable from January 1, 2019

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•                  The contract involves the use of an identified asset, either explicitly or implicitly, including consideration of supplier substitution rights;

•                  The Company has the right to obtain substantially all the economic benefits from the use of the asset throughout the period of use; and

•                  The Company has the right to direct the use of the asset.

The ROU asset is initially measured based on the initial amount of the lease obligation plus any initial direct costs incurred less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the ROU asset or the lease term using either the straight-line or units-of-production method depending on which method more accurately reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. The ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

2.                                      BASIS OF PREPARATION (Cont’d)

The lease obligation is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease obligation is measured at amortized cost using the effective interest method and remeasured when there is a change in future lease payments. Future lease payments can arise from a change in an index or rate, if there is a change in the Company’s estimate of the expected payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease obligation is remeasured, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded to the statement of earnings if the carrying amount of the ROU asset has been reduced to zero.

Accounting policy applicable before January 1, 2019

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. It requires consideration as to whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

A reassessment is made after inception of the lease only if one of the following applies: (a) there is a change in contractual terms, other than a renewal or extension of the arrangement; (b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term; (c) there is a change in the determination of whether fulfillment is dependent on a specified asset; or (d) there is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the changes in circumstances gave rise to the reassessment or at the date of the renewal or extension period.

Finance leases, which transfer to the Company substantially all the risks and rewards incidental to ownership of the leased item, are capitalized at the commencement of the lease term (the date from which the lessee is entitled to exercise its right to use the leased asset) at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership. Operating lease payments are recognized as an expense in the statement of earnings on a straight-line basis over the lease term.

Impact of transition to IFRS 16

The Company previously classified leases as operating or finance leases, based on the Company’s assessment of whether the lease transferred significantly all the risks and rewards incidental to ownership of the underlying asset. Under IFRS 16, the Company recognizes ROU assets and lease obligations for most leases.

At transition, lease obligations were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as at January 1, 2019. ROU assets were measured at an amount equal to the lease obligation, adjusted by the amount of any prepaid or accrued lease payments.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

2.                                      BASIS OF PREPARATION (Cont’d)

The Company has elected to apply the practical expedient not to recognize ROU assets and lease obligations for short-term leases that have a lease term of twelve months or less and leases of low-value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

For leases that were classified as finance leases under IAS 17, the carrying amount of the ROU asset and the lease obligation at January 1, 2019 are determined as the carrying amount of the lease asset and lease obligation under IAS 17 immediately before that date.

Incremental ROU assets and lease obligations of $11,891 were recorded as of January 1, 2019, with no net impact on deficit. When measuring lease obligations, the Company discounted lease payments using the Company’s incremental borrowing rate of 5.7% at January 1, 2019.

The following table reconciles the Company’s operating lease commitments at December 31, 2018, as previously disclosed in the Company’s annual consolidated financial statements, to the lease obligation recognized on initial application of IFRS 16 at January 1, 2019.

Adoption of
IFRS 16
Operating lease commitments - December 31, 2018	$13,804
Adjustments from adoption of IFRS 16	(96)
Operating lease commitments - December 31, 2018	13,708

IFRS 16 recognition exemptions:
Short-term leases	(727)
Low-value leases	(24)
Effect from discounting using the incremental borrowing rate - January 1, 2019	(1,066)
Lease obligation recognized on adoption of IFRS 16	11,891
Finance lease obligation (IAS 17) - December 31, 2018	748
Lease obligation - January 1, 2019	$12,639

For presentation on the statement of financial position, the current portion of the lease obligation was classified within accounts payable and accrued liabilities and the non-current portion within other liabilities. ROU assets were included within mineral properties, plant and equipment.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

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

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuations where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of earnings for the year.

Financial instruments

Financial assets — Classification

Financial assets are classified at initial recognition as either: measured at amortized cost, FVTPL or fair value through other comprehensive income (“FVOCI”). The classification depends on the Company’s business model for managing the financial assets and the contractual terms which give rise to the cash flows.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

3.                                      SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

For assets measured at fair value, gains and losses will either be recorded in earnings or other comprehensive income (“OCI”). For investments in debt instruments, this will depend on the business model for which the investment is held. For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at FVOCI.

The Company reclassifies debt investments when and only when its business model for managing those assets changes.

Financial assets — Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in the statement of earnings.

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

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments:

•                  Amortized cost — Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in earnings when the asset is derecognized or impaired. Interest income from these financial assets is included in interest and finance income using the effective interest rate method.

•                  FVOCI — Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in earnings. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to earnings and recognized in other gains (losses). Interest income from these financial assets is included in interest and finance expense using the effective interest rate method. Foreign exchange gains and losses are presented in foreign exchange gain (loss) and impairment expenses in other expenses.

•                  FVTPL — Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in earnings and presented net in the statement of earnings within other gains (losses) in the period in which it arises.

Changes in the fair value of financial assets at FVTPL are recognized in loss on financial instruments at fair value in the statement of earnings as applicable.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

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

Derivatives

Derivative instruments, including embedded derivatives in financial liabilities or non-financial contracts, such as the offtake obligation, are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

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

Any write-downs of inventory to net realizable value are recorded within cost of sales in the statement of earnings. If there is a subsequent increase in the value of inventory, the previous write-downs to net realizable value are reversed up to cost to the extent that the related inventory has not been sold.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

3.                                      SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Mineral properties

Mineral properties include the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition, underground mine development costs and previously capitalized exploration and evaluation costs. Upon commencement of production, a mineral property is depleted using the unit-of-production method. Unit-of-production depletion rates are determined using gold ounces mined over the estimated proven and probable reserves at the mine.

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

A majority of mine and site infrastructure assets, including buildings, roads and transmission lines are depreciated using a unit-of-production method over the life of mine. Depreciation is determined each year using gold ounces mined over the estimated proven and probable reserves of the mine.

Depreciation of other assets, including those ancillary to the Brucejack Mine are calculated using the straight-line method to allocate cost over the estimated useful lives, as follows:

Asset class	Estimated useful life
Mine and mill equipment	5 – 14 years
Light vehicles	3 – 5 years
Office and computer equipment	3 – 5 years
Leasehold improvements	Term of lease

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

For the years ended December 31, 2019 and 2018

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

An item of plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the statement of earnings.

Construction in progress

Costs recorded for assets under construction are capitalized as construction in progress. On completion, the cost of construction is transferred to the appropriate category of mineral properties, plant and equipment. No depreciation is recorded until the assets are substantially complete and available for their intended use.

Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to prepare for its intended use are capitalized as part of the cost of the asset. Capitalization of borrowing costs begins when there are borrowings and activities commence to prepare an asset for its intended use. Capitalization of borrowing costs ends when substantially all activity necessary to prepare a qualifying asset for its intended use are complete. When proceeds of project-specific borrowings are invested on a temporary basis, borrowing costs are capitalized net of any investment income.

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

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, including:

•                  The extent to which mineral reserves or mineral resources as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) have been identified through a feasibility study or similar document;

•                  The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;

•                  The status of environmental permits; and

•                  The status of mining leases or permits.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

3.                                      SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Exploration and evaluation assets are tested for impairment immediately prior to reclassification to mineral properties.

Mineral exploration tax credits

Mineral exploration tax credits on eligible mineral exploration expenditures incurred are treated as a reduction of capitalized mineral properties. The credits are recorded as a receivable when the amount is reliably measurable, and it is considered probable that the tax credit will be recovered.

Impairment of non-financial assets

The carrying amounts of assets included in mineral properties, plant and equipment are reviewed for impairment whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash generating unit to which the asset belongs is determined. The recoverable amount of an asset or cash generating unit is determined as the higher of its fair value less costs of disposal (“FVLCD”) and its value in use. An impairment loss exists if the asset’s carrying amount exceeds the recoverable amount and is recorded as an expense immediately.

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

Tangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount, but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized into earnings immediately.

Decommissioning and restoration provision

The Company has provisions for decommissioning and restoration costs which include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. Decommissioning and restoration costs are a normal consequence of mining and a majority of decommissioning and restoration expenditures are expected to be incurred at the end of the life of mine.

Decommissioning and restoration costs are estimated and discounted to their net present value and capitalized to the carrying amount of the related asset along with the recording of a corresponding liability, as soon as the obligation to incur such costs arises. The discount rate used to calculate the net present value is a pre-tax rate that reflects risks specific to the liability.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

3.                                      SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Each period the Company reviews cost estimates and other assumptions used in the valuation of the provision to reflect events, changes in circumstances and new information available. The liability is adjusted each year for the unwinding of the discount, changes to the current market-based discount rate and for the amount or timing of the underlying cash flows needed to settle the provision.

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

Revenue recognition

The Company produces doré and concentrates which contain both gold and silver. The doré is further processed to produce refined metals for sale. The concentrates are sold to smelters in concentrate form. The Company’s performance obligations relate primarily to the delivery of mine production in refined or concentrate form to its customers.

Revenue is recognized when control is transferred to the customer. Control transfers when a product is delivered to the customer, the customer has full discretion over the product and there is no unfulfilled obligation that could affect the customer’s acceptance of the product.

Control over the refined gold or silver produced from doré is transferred to the customer and revenue recognized upon delivery to the customer’s bullion account.

For shipment of doré, approximately 90% of the estimated contained gold is available to be delivered to the customer’s bullion account within approximately 10 days of arrival at the refinery. The balance of the contained gold is delivered to the customer’s bullion account following the final processing outturn. The contained silver is sold following the final processing outturn.

Control over gold and silver bearing concentrates is transferred to the customer and revenue recognized when the concentrates are loaded or available for loading onto the vessel at the port of discharge. Revenue from concentrate sales are recognized net of treatment costs and refining charges.

Revenue is recognized at an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring the product to the customer.

Sales of refined gold are recorded at the spot price on the date of delivery to the customer’s bullion account with payment received on the same day. Sales of silver are recorded at the spot price on the date of sale.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

3.                                      SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Concentrate sales are recorded at the provisional price based on the estimated forward price to the date of final settlement. The final purchase price for these gold concentrate sales will be the average price for a period of time following the bill of lading date depending on the customer. Adjustments are made in subsequent periods to the customer receivables for these sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables are fair valued and adjusted each period to reflect forward market prices to the estimated settlement date. These changes in fair value are included in revenue on the statement of earnings. The Company receives payment for 90% of the value of each concentrate shipment 15 – 30 days after the loading of the material at the port of discharge. A final payment for 10% of the value of each sale is received upon completion of final assays and final pricing based on a defined pricing period.

Revenue recognition under the offtake agreement

Under the offtake agreement, the Company was required to deliver gold equivalent to 100% of production up to 7,067,000 ounces (note 11).

Refined gold and silver were delivered directly to the offtakers and recorded at the spot price on the date of delivery. The final purchase price to be paid under the offtake agreement was, at the purchaser’s option, a market referenced gold price in USD per ounce during a defined pricing period after the date of each sale. The difference between the spot price on the date of sale and the price paid by the purchaser reflected the settlement of a portion of the offtake obligation previously recorded on the statement of financial position. The Company received payment for 90% of the value of each gold sale within 2 days of the date of sale. A final payment for 10% of the value of each gold sale, taking into account the purchaser’s pricing option, was received on the 7th day after the date of sale.

The Company repurchased 100% of the offtake agreement on September 30, 2019 eliminating the Company’s obligation to deliver gold to the holders of the offtake agreement.

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

An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Equity-settled share-based payment transactions with non-employees are measured at the fair value of the goods or services received. However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

3.                                      SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Restricted share units (“RSU’s”)

RSU’s are granted to employees of the Company and are expected to be settled in cash. A liability for RSU’s is measured at fair value on the grant date and is subsequently adjusted for changes in fair value at each reporting date until settlement. The fair value of RSU’s is estimated based on the quoted market price of the Company’s common shares. The liability is recognized on a graded vesting basis over the vesting period, with a corresponding expense in the statement of earnings.

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

The initial fair value of the liability is calculated as of the grant date and is recognized as share-based compensation expense over the vesting period in accordance with the vesting terms and conditions. Subsequently, at each reporting date and on settlement, the liability is re-measured with any changes in fair value recorded to the statement of earnings.

Deferred share units (“DSU’s”)

DSU’s are granted to independent directors of the Company and are settled in cash when the individual ceases to be a director of the Company, either voluntarily or involuntarily. DSU’s vest immediately on the grant date. The fair value of a DSU reflects the value of a Company common share based on the quoted market price. The initial fair value of the liability is calculated as of the grant date and is recognized as share-based compensation expense. Subsequently, at each reporting date and on settlement, the liability is re-measured with any changes in fair value recorded to the statement of earnings.

Income and mining taxes

Income taxes include Canadian federal and provincial income taxes. Provincial mining taxes represent Canadian provincial taxes levied on mining operations. To the extent these taxes are determined based on a measure of taxable earnings, they are also accounted for as income taxes.

Income tax is recognized in earnings except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

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

Earnings per share

The Company presents basic earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings per share is determined by adjusting the earnings attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

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

Key accounting policy judgment

Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed for impairment indicators on the Company’s mineral properties, plant and equipment and concluded that no impairment indicators exist as of December 31, 2019.

As at March 31, 2019, management assessed impairment indicators for the Company’s mineral properties, plant and equipment and concluded, that due to a decrease in total contained ounces in the updated mineral reserve of the Brucejack Mine, an indicator of impairment existed. Refer to note 8c for further details related to the impairment assessment.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

4.                                      CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont’d)

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2019.

Sources of estimation uncertainty

Mineral reserves and resources

The Company estimates its mineral reserves and resources based on information compiled and reviewed by qualified persons as defined in accordance with NI 43-101 requirements. The estimation of mineral reserves and resources requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs and recovery rates. There are uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation and may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of reserves and may, ultimately, result in the reserves being revised.

The changes in the proven and probable mineral reserves announced on April 4, 2019 impacted the calculation of depreciation and depletion expense, the estimated timing of settlement of the decommissioning and site restoration provision, and the measurement of the offtake obligation.

Recoverable amount of the Brucejack Mine

At March 31, 2019, the Company identified an indicator of impairment for the Brucejack Mine cash generating unit. For the impairment assessment completed at March 31, 2019, the recoverable amount of the Brucejack Mine cash generating unit was determined based on the FVLCD method using discounted future cash flows. The estimates used by management in arriving at the recoverable amount are subject to various risks and uncertainties including changes in future gold and silver prices, exchange rates, capital cost estimates, operating cost estimates, estimated reserves and resources and the discount rate. Changes in estimates could affect the expected recoverability of the Brucejack Mine. Refer to note 8c for further details related to the impairment assessment.

5.                                      NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

New accounting standard not yet adopted

There are no IFRS standards or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a material impact on the Company.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

6.             RECEIVABLES AND OTHER

	December 31,	December 31,
	2019	2018
BC Mineral Exploration Tax Credit (“BCMETC”) receivable	$6,441	$—
Trade receivables	6,210	14,487
Prepayments and deposits	3,109	3,332
Tax receivables	1,652	420
Other receivables	19	73
	$17,431	$18,312

7.             INVENTORIES

	December 31,	December 31,
	2019	2018
Materials and supplies	$13,403	$11,548
Finished metal	8,213	12,745
In-circuit	329	458
	$21,945	$24,751

As at December 31, 2019, $2,500 (2018 — $3,138) of depreciation and depletion and $69 (2018 — $199) of site share-based compensation was included in inventory.

8.             MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Construction in progress	Plant and equipment	ROU assets	Exploration and evaluation assets	Total
Year ended December 31, 2018
Cost
Balance - January 1, 2018	$807,519	$5,723	$544,849	$—	$246,463	$1,604,554
Additions	641	17,935	1,199	—	5,544	25,319
Transfer from construction in progress to plant and equipment	—	(10,008)	10,008	—	—	—
Transfer from construction in progress to mineral properties	4,467	(4,467)	—	—	—	—
Balance - December 31, 2018	$812,627	$9,183	$556,056	$—	$252,007	$1,629,873

Accumulated depreciation and depletion
Balance - January 1, 2018	$14,924	$—	$24,770	$—	$—	$39,694
Depreciation and depletion	36,066	—	31,194	—	—	67,260
Balance - December 31, 2018	$50,990	$—	$55,964	$—	$—	$106,954

Net book value - December 31, 2018	$761,637	$9,183	$500,092	$—	$252,007	$1,522,919

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

8.             MINERAL PROPERTIES, PLANT AND EQUIPMENT (Cont’d)

	Mineral properties	Construction in progress	Plant and equipment	ROU assets	Exploration and evaluation assets	Total
Year ended December 31, 2019
Cost
Balance - December 31, 2018	$812,627	$9,183	$556,056	$—	$252,007	$1,629,873
Adjustment on adoption of IFRS 16	—	—	—	11,891	—	11,891
Transfer from plant and equipment to ROU assets	—	—	(888)	888	—	—
Adjusted balance - January 1, 2019	$812,627	$9,183	$555,168	$12,779	$252,007	$1,641,764
Additions	—	33,777	2,128	6,496	11,076	53,477
Transfer from construction in progress to plant and equipment	—	(15,430)	15,430	—	—	—
Transfer from construction in progress to mineral properties	2,127	(2,127)	—	—	—	—
Transfer from inventory to plant and equipment	—	—	1,056	—	—	1,056
Transfer from construction in progress to ROU assets	—	(25)	—	25	—	—
Recoveries from BCMETC	(6,065)	—	—	—	(505)	(6,570)
Disposals	—	—	(535)	—	—	(535)
Balance - December 31, 2019	$808,689	$25,378	$573,247	$19,300	$262,578	$1,689,192
Accumulated depreciation and depletion
Balance - December 31, 2018	$50,990	$—	$55,964	$—	$—	$106,954
Transfer from plant and equipment to ROU assets	—	—	(42)	42	—	—
Adjusted balance - January 1, 2019	$50,990	$—	$55,922	$42	$—	$106,954
Depreciation and depletion	41,880	—	34,955	5,375	—	82,210
Disposals	—	—	(484)	—	—	(484)
Balance - December 31, 2019	$92,870	$—	$90,393	$5,417	$—	$188,680

Net book value - December 31, 2019	$715,819	$25,378	$482,854	$13,883	$262,578	$1,500,512

(a) Mineral properties

Mineral properties consist solely of the Brucejack Mine.

(b) Exploration and evaluation assets

Exploration and evaluation assets consists of the Snowfield Project, regional drilling and exploration work on the Bowser Claims and the Porphyry Potential Deep Drilling Project.

(c) Impairment assessment of Brucejack Mine

At March 31, 2019, the Company reviewed impairment indicators for the Brucejack Mine and concluded there was an indicator of impairment due to the decrease in total contained ounces in the updated mineral reserve. In accordance with the Company’s accounting policy, the recoverable amount was assessed as the higher of its value in use or FVLCD. The recoverable amount was determined based on the FVLCD method using discounted future cash flows.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

8.             MINERAL PROPERTIES, PLANT AND EQUIPMENT (Cont’d)

The Brucejack Mine cash-generating unit includes mineral properties, plant and equipment, construction in progress and ROU assets. The carrying amount of the cash-generating unit at March 31, 2019 was $1,299,017.

In arriving at FVLCD, post-tax cash flows were estimated using the following significant assumptions: (a) the latest mineral reserve; (b) production profile, operating costs and capital costs from the latest detailed life of mine plan; (c) a gold price of $1,300 per ounce; (d) a silver price of $15.20 per ounce; (e) a foreign exchange rate of C$1.00:US$0.775; and (f) a real discount rate of 6.0%.

The Company’s assessment of FVLCD exceeded the carrying amount of the Brucejack Mine cash-generating unit and as a result, no impairment loss was recognized in the statement of earnings.

(d) ROU assets

As at December 31, 2019, the Company’s ROU assets consisted of the following:

	ROU asset Mobile equipment	ROU asset Buildings	ROU asset Other	Total
Cost
Balance - December 31, 2018	$—	$—	$—	$—
Adjustment on adoption of IFRS 16	9,325	2,509	57	11,891
Transfer from plant and equipment to ROU assets	888	—	—	888
Adjusted balance - January 1, 2019	$10,213	$2,509	$57	$12,779
Additions	2,136	3,115	1,245	6,496
Transfer from construction in progress to ROU assets	25	—	—	25
Balance - December 31, 2019	$12,374	$5,624	$1,302	$19,300

Accumulated depreciation and depletion
Balance - December 31, 2018	$—	$—	$—	$—
Transfer from plant and equipment to ROU assets	42	—	—	42
Adjusted balance - January 1, 2019	$42	$—	$—	$42
Depreciation and depletion	4,247	1,032	96	5,375
Balance - December 31, 2019	$4,289	$1,032	$96	$5,417

Net book value - December 31, 2019	$8,085	$4,592	$1,206	$13,883

The Company is a party primarily to lease contracts for mining related mobile equipment and buildings. Other ROU assets include office-related equipment and shipping containers for concentrate.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

9.             ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,
	2019	2018
Trade payables	$36,253	$24,814
Lease obligations	14,118	748
Accrued liabilities	9,242	16,945
Employee benefit liability	4,620	4,398
RSU liability	3,811	1,502
DSU liability	1,745	997
Royalty payable	1,142	629
Accrued interest on convertible notes	660	660
Accrued interest on loan facility	29	1,051
	$71,620	$51,744
Non-current portion of lease obligations	(8,130)	(518)
Non-current portion of RSU liability	(802)	(554)
Current portion of accounts payable and accrued liabilities	$62,688	$50,672

(a)         Lease obligations

As at December 31, 2019, the Company’s undiscounted lease obligations consisted of the following:

	December 31,	December 31,
	2019	2018
Gross lease obligation - minimum lease payments
1 year	$6,549	$277
2-3 years	6,689	527
4-5 years	1,849	35
	$15,087	$839
Future interest expense on lease obligations	(969)	(91)
	$14,118	$748

For the year ended December 31, 2019, interest expense on lease obligations was $836 (2018 – $16). Total cash payments on lease obligations and short-term leases were $6,484 (2018 – $402) and $1,150, respectively.

Variable lease payments not included in the measurement of lease obligations were nil as at December 31, 2019. There were no extension options, which were reasonably certain to be exercised, included in the measurement of the lease obligations. As at December 31, 2019, there were no significant leases with residual value guarantees or leases not yet commenced to which the Company is committed.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

10.          LONG-TERM DEBT

As at December 31, 2019, the Company’s long-term debt consisted of the following:

	Term facility	Revolving facility	Convertible notes	Senior secured term credit facility	Stream obligation	Total long-term debt
Balance - January 1, 2018	$—	$—	$76,582	$365,890	$224,020	$666,492
Accretion of convertible notes	—	—	5,568	—	—	5,568
Interest expense including amortization of discount	—	—	—	56,834	—	56,834
Loss on financial instruments at fair value	—	—	—	—	20,574	20,574
Change in fair value attributable to change in credit risk of financial instruments designated at FVTPL	—	—	—	—	(7,594)	(7,594)
Repayment of credit facility	—	—	—	(422,724)	—	(422,724)
Repurchase of stream obligation	—	—	—	—	(237,000)	(237,000)
Proceeds from loan facility, net of transaction costs	246,728	225,323	—	—	—	472,051
Amortization of loan facility transaction costs	55	40	—	—	—	95
Balance - December 31, 2018	$246,783	$225,363	$82,150	$—	$—	$554,296
Accretion of convertible notes	—	—	5,568	—	—	5,568
Repayment of loan facility	(50,000)	(48,000)	—	—	—	(98,000)
Amortization of loan facility transaction costs	952	1,037	—	—	—	1,989
Reversal of loan facility transaction costs	28	39	—	—	—	67
Balance - December 31, 2019	$197,763	$178,439	$87,718	$—	$—	$463,920
Current portion of long-term debt	(66,667)	—	—	—	—	(66,667)
Non-current portion of long-term debt	$131,096	$178,439	$87,718	$—	$—	$397,253

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

The term of the loan facility is four years, maturing on December 18, 2022. The undrawn portion of the loan facility at December 31, 2019 was $16,392 with $1,608 (C$2,100) used for a letter of credit supporting a reclamation deposit requirement.

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

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

10.                               LONG-TERM DEBT (Cont’d)

Borrowings comprising USD LIBOR loans shall bear interest at LIBOR plus an applicable margin of 2.5% to 3.5% based on the Company’s net leverage ratio. As at December 31, 2019, the LIBOR on the Company’s borrowings was 1.7%. Borrowings comprising USD base rate loans shall bear interest at the administrative agent’s base rate plus an applicable margin of 1.5% to 2.5% based on the Company’s net leverage ratio. Interest is payable on the last day of the interest period related to a borrowing. For the year ended December 31, 2019, $24,056 (2018 — $1,083) of interest expense was expensed as interest and finance expense in the statement of earnings.

The term facility is required to be repaid in equal installments of principal until maturity. The Company has paid three quarterly installments on the term facility in the aggregate amount of $50,000 (2018 — nil), reducing the outstanding balance on the term facility to $200,000.

The Company was required to repay $30,000 on the revolving facility prior to June 30, 2019 at which time the available facility was reduced to $200,000. The remaining principal of the revolving facility is required to be repaid as a bullet payment in full on the maturity date. Any unused portion of the revolving facility is subject to a standby fee of 0.6% to 0.8%. The Company made additional voluntary principal repayments during 2019 totaling $18,000, reducing the outstanding balance on the revolving facility to $182,000.

Transaction costs associated with the term facility were $3,243 (2018 — $3,271) and the revolving facility were $4,639 (2018 — $4,678). The transactions costs have been recorded as a loan discount and will be amortized over the term of the loan. For the year ended December 31, 2019, $1,989 (2018 — $95) of amortization of the loan facility transaction costs were expensed to interest and finance expense in the statement of earnings.

The effective interest rate for the loan facility as at December 31, 2019 is 5.2%. The Company is subject to financial covenants including interest coverage ratio, leverage ratio, tangible net worth and minimum liquidity under the terms of the loan facility. As at December 31, 2019, the Company was in compliance with all financial and non-financial covenants.

(b)         Convertible notes

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

The Company may not redeem the Notes before March 20, 2020, except in the event of certain changes in Canadian tax law. At any time on or after March 20, 2020, the Company may redeem all or part of the Notes for cash, but only if the last reported sale price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. The redemption price will equal to the sum of (a) 100% of the principal amount of the notes to be redeemed and (b) accrued and unpaid interest, if any, to the redemption date.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

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

The debt portion has been classified a financial liability at amortized cost and is recorded net of transaction costs and accreted over the expected life using the effective interest rate of 7.8%. For the year ended December 31, 2019, $5,568 (2018 — $5,568) of accretion of convertible notes was expensed as interest and finance expense in the statement of earnings.

(c)          Senior secured term credit facility

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

The credit facility matured December 31, 2018 and was subject to an extension for one year, at the Company’s option upon payment of an extension fee of 2.5% of the principal amount, including accumulated interest. The Company had the right to repay at par plus accrued interest after the second anniversary of closing. The embedded derivatives associated with the prepayment and extension options were recorded on the statement of financial position as other assets. For the year ended December 31, 2018, the change in fair value of these embedded derivatives was fair value loss of $132.

For the year ended December 31, 2018, $56,834 of interest on the credit facility was expensed as interest and finance expense in the statement of earnings.

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

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

10.                               LONG-TERM DEBT (Cont’d)

The stream obligation was recorded at fair value at each statement of financial position date. For the year ended December 31, 2018, the change in fair value of the stream obligation was a fair value loss of $12,980. Of the change in fair value, a fair value loss of $20,574 was recognized in the statement of earnings and the fair value change due to the change in the Company’s credit risk of $7,594 ($5,543 net of deferred tax) was recognized in OCI.

11.                               OFFTAKE OBLIGATION

As at December 31, 2019, the Company’s offtake obligation is as follows:

Offtake obligation
Balance - January 1, 2018	$78,085
Settlement of offtake obligation	(4,423)
Gain on financial instruments at fair value	(3,593)
Balance - December 31, 2018	$70,069
Settlement of offtake obligation	(3,068)
Loss on financial instruments at fair value	15,415
Offtake obligation repurchase payments	(82,416)
Balance - December 31, 2019	$—

In September 2015, the Company entered into an agreement pursuant to which it would deliver 100% of refined gold up to 7,067,000 ounces. The final purchase price to be paid by the purchaser would be, at the purchaser’s option, a market referenced gold price in USD per ounce during a defined pricing period before and after the date of each sale.

The Company had the option to reduce the offtake obligation by up to 75% by paying $13 per ounce effective December 31, 2019 on the then remaining undelivered gold ounces.

On September 15, 2019, the Company entered into an agreement with the holders of the offtake obligation to repurchase 100% of the outstanding obligation effective September 30, 2019. In exchange, the Company agreed to pay the holders of the offtake obligation $13 per ounce for 100% of the refined gold remaining to be delivered under the offtake agreement, equating to $82,416. Under the terms of the agreement, the Company paid $62,416 on September 30, 2019 and $20,000 on November 30, 2019.

For the year ended December 31, 2019, the Company delivered 234,378 (2018 — 371,223) ounces of gold under the offtake agreement. Of the amount settled, the Company physically delivered 158,268 (2018 — 249,799) ounces from doré production and purchased 76,110 (2018 — 121,424) ounces to satisfy delivery of gold produced from concentrate sales. The settlement of the gold ounces resulted in a decrease in the offtake obligation to the date of repurchase of $3,068 (2018 — $4,423).

Until the repurchase of the offtake agreement on September 30, 2019, the offtake obligation was recorded at fair value at each statement of financial position date. For the year ended December 31, 2019, the change in fair value of the offtake obligation to the date of repurchase was a fair value loss of $15,415 (2018 — gain of $3,593).

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

12.                               DECOMMISSIONING AND RESTORATION PROVISION

(a)         Reclamation bonds

In relation to the Brucejack Mine, the Company has $54 of restricted cash (2018 — $2,029) which includes $54 (2018 — $1,749) in the form of Guaranteed Investment Certificates and Letters of Credit as security deposits with various government agencies in relation to decommissioning and restoration provisions.

In support of the closure plan for the Brucejack Mine, the Company increased its reclamation security in 2019 through a surety bond by C$9,000, for total surety bonds of C$31,700 in favour of the Ministry of Energy and Mines. The Company was not required to provide collateral for the surety bonds.

(b)         Decommissioning and restoration provision

The Company has a liability for remediation of current and past disturbances associated with the exploration, development and production activities at the Brucejack Mine. The decommissioning and restoration provision is as follows:

	For the year ended
	December 31,	December 31,
	2019	2018
Opening balance	$18,947	$18,436
Change in discount rate	2,028	215
Accretion of decommissioning and restoration provision	446	568
Settlement of decommissioning and restoration provision	(49)	—
Change in amount and timing of cash flows	(133)	(272)
Ending balance	$21,239	$18,947

For the year ended December 31, 2019, the provision increased due to a decrease in the discount rate. The Company used an inflation rate of 1.7% (2018 — 1.9%) and a discount rate of 1.5% (2018 — 2.4%) in calculating the estimated obligation. The liability for retirement and remediation on an undiscounted basis before inflation is $21,086 (2018 — $20,369). Most of the expected expenditures to settle the decommissioning and restoration provision are anticipated to occur after the end of the mine life.

13.                               REVENUE

Revenue by metal was:

	For the year ended
	December 31,	December 31,
	2019	2018
Gold revenue	$471,419	$452,253
Silver revenue	6,524	5,362
Revenue from contracts with customers	$477,943	$457,615
Gain (loss) on trade receivables at fair value	6,597	(3,059)
	$484,540	$454,556

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

13.                               REVENUE (Cont’d)

Revenue from contracts with customers by product was:

	For the year ended
	December 31,	December 31,
	2019	2018
Gold revenue - doré	$322,078	$315,068
Gold revenue - concentrate	149,341	137,185
Silver revenue - concentrate	4,379	3,120
Silver revenue - doré	2,145	2,242
	$477,943	$457,615

14.                               COST OF SALES

Total cost of sales were:

	For the year ended
	December 31,	December 31,
	2019	2018
Production costs	$225,489	210,625
Depreciation and depletion	81,561	67,134
Royalties and selling costs	19,085	19,739
Site share-based compensation	3,072	2,160
Write-down of inventories	2,475	—
Change in inventories	1,520	4,269
Gain on disposal of plant and equipment	(45)	—
	$333,157	$303,927

On November 2, 2018, Miami Metals I, Inc. (formerly known as, Republic Metals Refining Corporation) (“RMC”), a refinery used by the Company announced it had filed for chapter 11 bankruptcy protection. A settlement agreement was reached during 2019 among the Company, RMC and its affiliated debtors and debtors in possession and RMC’s senior lenders. The settlement was approved by the United States Bankruptcy Court for the Southern District of New York on October 31, 2019. The finished goods inventory held by RMC was written down by $2,475 to reflect the cash settlement value received during the year.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

14.                               COST OF SALES (Cont’d)

Production costs by nature of expense were:

	For the year ended
	December 31,	December 31,
	2019	2018
Consultants and contractors	$95,466	$100,873
Salaries and benefits	60,191	46,946
Supplies and consumables	34,636	29,146
Energy	12,902	13,408
Travel and camp accommodation	8,327	7,052
Freight	5,511	4,416
Camp administrative costs	5,404	3,931
Insurance	1,620	1,451
Rentals	1,432	3,402
	$225,489	$210,625

15.                               CORPORATE ADMINISTRATIVE COSTS

	For the year ended
	December 31,	December 31,
	2019	2018
Salaries and benefits	$5,608	$6,026
Share-based compensation	5,459	4,140
Investor relations	2,294	1,318
Professional fees	1,756	1,085
Insurance	1,009	774
Office	854	1,580
Depreciation	649	126
Travel and accommodation	612	349
Listing and filing fees	433	390
	$18,674	$15,788

16.                               INTEREST AND FINANCE EXPENSE

	For the year ended
	December 31,	December 31,
	2019	2018
Interest expense on loan facility	$26,045	$1,178
Interest expense on convertible notes	7,818	7,818
Interest expense on leases	836	16
Accretion of decommissioning and restoration provision	446	568
Other interest expense	157	512
Interest expense on credit facility	—	56,834
	$35,302	$66,926

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

17.                               CAPITAL AND RESERVES

(a)         Share capital

At December 31, 2019, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

On July 25, 2018, the Company completed a non-brokered private placement of 227,273 flow-through common shares at a price of C$13.20 per share for gross proceeds of $2,304 before share issuance costs of $31. The Company bifurcated the gross proceeds between share capital of $1,913 and flow-through share premium of $391.

(b)         Share options

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in their discretion, and in accordance with Toronto Stock Exchange requirements, grant to its directors, officers, employees and consultants of the Company, non- transferable options to purchase common shares, provided that the number of common shares reserved for issue does not exceed 5.5% of the number of then outstanding common shares. Such options can be exercisable for a maximum of five years from the date of grant. The exercise price of each stock option is set by the Board of Directors at the time of grant but cannot be less than the market price. Vesting of stock options is at the discretion of the Board of Directors at the time the options are granted.

The following table summarizes the changes in share options for the year ended December 31:

	2019		2018
	Number of options	Weighted average exercise price (in CAD)	Number of options	Weighted average exercise price (in CAD)
Outstanding, January 1,	4,562,919	$9.47	6,454,327	$9.32
Granted	140,000	14.07	615,592	10.60
Exercised	(1,209,709)	8.39	(1,576,500)	6.95
Expired	(19,800)	12.97	(882,750)	13.52
Forfeited	(5,100)	12.97	(47,750)	12.72
Outstanding, December 31,	3,468,310	$10.01	4,562,919	$9.47

For options exercised during the year, the related weighted average share price at the time of exercise was C$14.89 (2018 — C$10.76).

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

17.                               CAPITAL AND RESERVES (Cont’d)

The following table summarizes information about share options outstanding and exercisable at December 31, 2019:

	Share options outstanding		Share options exercisable
Exercise prices (in CAD)	Number of options outstanding	Weighted average years to expiry	Number of options exercisable	Weighted average exercise price (in CAD)
$ 6.00 - $7.99	1,016,250	0.77	1,016,250	7.03
$ 8.00 - $9.99	1,198,719	1.94	934,330	9.42
$ 10.00 - $11.99	78,000	2.05	51,600	10.75
$ 12.00 - $13.99	1,070,341	3.04	577,919	12.97
$ 14.00 - $15.99	105,000	3.88	25,000	15.17
	3,468,310	2.00	2,605,099	$9.35

The total share-based compensation expense for the year ended December 31, 2019 was $2,625 (2018 — $3,502), which was expensed in the statement of earnings as share-based compensation expense.

The following are the weighted average assumptions employed to estimate the fair value of options granted for the year ended December 31, 2019 and 2018 using the Black-Scholes option pricing model:

	For the year ended
	December 31, 2019	December 31, 2018
Risk-free interest rate	1.43%	2.23%
Expected volatility	55.21%	58.46%
Expected life	5 years	5 years
Expected dividend yield	Nil	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility and expected option life. Changes in these assumptions would have a significant impact on the initial fair value calculation.

(c)          RSU’s

The Company adopted the 2015 RSU Plan to allow the Board of Directors to grant its employees and consultants, non-transferable share units based on the value of the Company’s share price at the date of grant. The awards have a graded vesting schedule over a three-year period and can be either cash or equity settled upon vesting at the discretion of the Board of Directors. The associated compensation cost is recorded in share-based compensation expense.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

17.                               CAPITAL AND RESERVES (Cont’d)

The following table summarizes the changes in RSU’s for the year ended December 31:

	2019		2018
	Number of RSU’s	Weighted average fair value (in CAD)	Number of RSU’s	Weighted average fair value (in CAD)
Outstanding, January 1,	741,886	$11.31	729,064	$14.41
Granted	—	—	481,230	9.78
Settled	(297,062)	13.54	(385,063)	9.67
Forfeited	(40,301)	12.87	(83,345)	11.16
Outstanding, December 31,	404,523	$14.44	741,886	$11.31

At December 31, 2019, a liability of $2,887 (2018 — $1,271) was outstanding and included in accounts payable and accrued liabilities. For the year ended December 31, 2019, $4,556 (2018 — $1,558) was expensed in the statement of earnings as share-based compensation expense.

(d)         PSU’s

PSU’s are granted to senior executive management under the 2015 RSU Plan. The PSU’s vest at the end of the third year and the number of units to be issued on the vesting date will vary from 0% to 200% of the number of PSU’s granted, depending on the Company’s total shareholder return compared to the return of a selected group of peer companies. The awards can be settled in cash or equity upon vesting at the discretion of the Board of Directors.

The following table summarizes the changes in PSU’s for the year ended December 31:

	2019		2018
	Number of PSU’s	Weighted average fair value (in CAD)	Number of PSU’s	Weighted average fair value (in CAD)
Outstanding, January 1,	166,085	$11.31	74,140	$14.41
Granted	—	—	91,945	9.78
Outstanding, December 31,	166,085	$14.44	166,085	$11.31

At December 31, 2019, a liability of $924 (2018 — $231) was outstanding and included in accounts payable and accrued liabilities. For the year ended December 31, 2019, $667 (2018 — $226) was expensed in the statement of earnings as share-based compensation expense.

(e)          DSU’s

The Company established the 2018 DSU plan for the benefit of the directors of the Company. Pursuant to the plan, eligible directors can elect to receive all or part of their total cash compensation in the form of DSU’s. The number of DSU’s granted to an eligible director is determined by dividing the portion of the compensation to be paid in DSU’s by the fair market value of the Company’s common shares on the conversion date. In addition, the Board may, at its discretion, grant additional DSU’s to plan participants. Each eligible director will be required to hold DSU’s received until the eligible director ceases to be a director of the Company, following which the DSU’s will be settled in cash.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

17.                               CAPITAL AND RESERVES (Cont’d)

The following table summarizes the changes in DSU’s for the year ended December 31:

	2019		2018
	Number of DSU’s	Weighted average fair value (in CAD)	Number of DSU’s	Weighted average fair value (in CAD)
Outstanding, January 1,	117,587	$11.57	—	$—
Granted	39,238	12.36	117,587	9.78
Outstanding, December 31,	156,825	$14.45	117,587	$11.57

At December 31, 2019, a liability of $1,745 (2018 — $997) was outstanding and included in accounts payable and accrued liabilities. For the year ended December 31, 2019, $683 (2018 — $1,014) was expensed in the statement of earnings as share-based compensation expense.

(f)           Earnings per share

The calculation of diluted earnings per share was based on earnings attributable to ordinary shareholders and the weighted-average number of shares outstanding after adjustments for the effect of potential dilutive shares. For the year ended December 31, 2019, potential share issuances arising from the exercise of share options and the settlement of RSU’s in common shares were included in the calculation of diluted weighted average shares outstanding as well as their impact on earnings attributable to shareholders of the Company. Potentially dilutive shares associated with the convertible notes and share options (out of the money) were not included in the diluted earnings per share calculation as their effect was anti-dilutive.

The following table summarizes the calculation of basic and diluted earnings per share:

	For the year ended
	December 31,	December 31,
	2019	2018
Net earnings for the year	$40,917	$36,620

Basic weighted average number of common shares outstanding	184,731,109	182,905,004
Effective impact of dilutive securities:
Share options	972,815	955,963
RSU’s	27,402	20,950
Diluted weighted average number of common shares outstanding	185,731,326	183,881,917

Earnings per share
Basic	$0.22	$0.20
Diluted	$0.22	$0.20

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

18.                               RELATED PARTIES

Transactions with key management

Key management includes the Company’s directors (executive and non-executive) and executive officers including its Executive Chairman (“Exec Chair”), its President and Chief Executive Officer, its Executive Vice President and Chief Financial Officer, its Vice President, Operations, its Executive Vice President, Corporate Affairs and Sustainability, and its Vice President and Chief Exploration Officer.

Directors and key management compensation:

	For the year ended
	December 31,	December 31,
	2019	2018
Salaries and benefits	$4,840	$5,851
Share-based compensation	5,376	3,559
	$10,216	$9,410

Under the terms of the Exec Chair’s employment agreement, effective January 1, 2017, the Exec Chair was entitled to a retirement allowance which was due and payable in full in the event the Exec Chair terminated his employment with the Company. At December 31, 2019, the retirement allowance was a current liability in the amount of $4,620 (C$6,000). With the retirement of the Exec Chair on December 31, 2019, the retirement allowance was paid on January 3, 2020.

19.                               SUPPLEMENTAL CASH FLOW INFORMATION

The net change in non-cash working capital items included in mineral properties, plant and equipment were as follows:

	For the year ended
	December 31,	December 31,
	2019	2018
BCMETC receivable	(6,441)	—
Accounts payable and accrued liabilities	1,261	(9,168)
	$(5,180)	$(9,168)

The net change in the Company’s financing liabilities, including long-term debt and the offtake obligation, were as follows:

	For the year ended
	December 31,	December 31,
	2019	2018
Opening liabilities from financing activities	$624,365	$744,577
Proceeds from loan facility, net of transaction costs	67	472,384
Cash payments	(180,416)	(661,974)
Other non-cash movements	19,904	69,378
Ending liabilities from financing activities	$463,920	$624,365

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

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

(a)         Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices will affect the Company’s cash flows or value of its financial instruments.

(i)            Currency risk

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses would impact earnings.

The Company is exposed to currency risk through cash and cash equivalents, receivables and other excluding trade receivables, restricted cash and accounts payable and accrued liabilities which are denominated in CAD. The Company has not hedged its exposure to currency fluctuations at this time.

The following table shows the impact on pre-tax earnings of a 10% change in the USD:CAD exchange rate on financial assets and liabilities denominated in CAD, as of December 31, 2019, with all other variables held constant:

	Impact of currency rate change on pre-tax earnings
	10% increase	10% decrease
Cash and cash equivalents	$817	$(817)
Receivables and other, excluding trade receivables	850	(850)
Restricted cash	5	(5)
Accounts payable and accrued liabilities	(5,592)	5,592

In addition to currency risk from financial instruments, a significant portion of the Company’s mine production costs, capital expenditures and corporate administrative costs are incurred in CAD. Consequently, fluctuations in the USD exchange rate against the CAD increases the volatility of cost of sales and corporate administrative costs.

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

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

20.                               FINANCIAL RISK MANAGEMENT (Cont’d)

The Company is subject to interest rate risk with respect to its loan facility. Interest rates associated with this facility are based on LIBOR and the administrative agents’ base rate which fluctuate based on market conditions.

The following table shows the impact on pre-tax earnings of a 1% change in interest rates on financial assets and liabilities as of December 31, 2019, with all other variables held constant:

	Impact of interest rate change on pre-tax earnings
	1% increase	1% decrease
Cash and cash equivalents	$352	$(352)
Loan facility	(381)	381

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

The financial instruments impacted by commodity prices are trade receivables. Price adjustments are made in subsequent periods to the customer receivables for concentrate sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables are fair valued and adjusted each period to reflect forward market prices to the estimated settlement date.

The Company has not hedged the price of any commodity at this time.

The following table shows the impact of pre-tax earnings from changes in the fair values of financial instruments with a 10% change in gold and silver commodity prices. The impact of a 10% movement in commodity prices as of December 31, 2019, with all other variables held constant, is as follows:

	Impact of price change on pre-tax earnings
	10% increase	10% decrease
Trade receivables	$6,434	$(6,434)

(b)         Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, trade receivables and restricted cash.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

20.          FINANCIAL RISK MANAGEMENT (Cont’d)

The carrying amount of financial assets represents the maximum credit exposure:

	December 31, 2019	December 31, 2018
Cash and cash equivalents	$23,174	$45,407
Trade receivables	6,210	14,487
Restricted cash	54	2,029
	$29,438	$61,923

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions. Management believes the risk of loss related to these deposits to be low. The Company continually evaluates changes in the status of its counterparties.

The Company is exposed to credit risk through its trade receivables, which are principally with internationally recognized counterparties. The Company sold its refined gold to counterparties to its offtake agreement until September 15, 2019. Currently, the Company sells its refined gold on spot contracts to financial institutions in Canada and its concentrates to trading companies. The Company sells its silver to refineries located in Canada and other jurisdictions and trading companies. The Company has had limited instances of default from its counterparties. The Company continually evaluates the counterparties to which it sells its product. The Company is not economically dependent on a limited number of customers for the sale of its gold and silver as its products can be sold through numerous world-wide commodity markets. As at December 31, 2019, the Company has $6,210 (2018 — $14,487) receivables related to its gold and silver revenue.

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

The Company’s cash and cash equivalents are currently invested in business and savings accounts with high-credit quality financial institutions which are available on demand by the Company for its operating and capital expenditures. The Company has surety bonds to support future decommissioning and restoration provisions.

The Company’s financial obligations consist of accounts payable and accrued liabilities and long-term debt consisting of the loan facility and convertible notes.

As at December 31, 2019, the Company has cash and cash equivalents of $23,174 and a working capital (current assets less current liabilities) deficit of $66,805. Based on management’s cash flow projections, the Company expects that future operating and debt settlement requirements will be satisfied from operating cash flows. In addition, the undrawn portion of the revolving facility is $16,392.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

20.          FINANCIAL RISK MANAGEMENT (Cont’d)

The maturity analysis of financial liabilities as at December 31, 2019 is as follows:

	1 year	2-3 years	4-5 years	More than 5 years	Total
Principal repayments on loan facility	$66,667	$315,333	$—	$—	$382,000
Convertible notes	—	100,000	—	—	100,000
Accounts payable and accrued liabilities	48,411	—	—	—	48,411
Interest payments on loan facility(1)	16,273	21,970	—	—	38,243
Lease obligations	6,549	6,689	1,849	—	15,087
Interest on convertible notes	2,250	3,366	—	—	5,616
RSU liability	3,009	802	—	—	3,811
	$143,159	$448,160	$1,849	$—	$593,168

(1)             Interest payments on the loan facility represent management’s best estimate based on current LIBOR and the Company’s projected applicable margin in accordance with the terms of the loan facility.

Capital management

The Company’s objectives in the managing of capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. Management monitors the amount of cash and cash equivalents, debt instruments and equity in the capital structure and adjusts the capital structure, as necessary, to support the exploration, development and operation of its Brucejack Mine and projects.

The capital structure of the Company consists of debt instruments and equity attributable to common shareholders, comprising of issued share capital, contributed surplus, accumulated other comprehensive loss and deficit.

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

For the years ended December 31, 2019 and 2018

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

The carrying values of cash and cash equivalents, receivables and other, accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. The loan facility also approximates fair value due to the floating rate basis of the interest charges on the loans.

The following tables present the Company’s financial assets and liabilities by level within the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying value		Fair value
As at December 31, 2019	FVTPL	Amortized cost	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$—	$23,174	$—	$—	$—
Trade receivables	6,210	—	—	6,210	—
Restricted cash	—	54	—	—	—
	$6,210	$23,228	$—	$6,210	$—

Financial liabilities
Accounts payable and accrued liabilities	$—	$47,297	$—	$—	$—
Lease obligations	—	14,118	—	—	—
RSU liability	3,811	—	—	3,811	—
DSU liability	1,745	—	—	1,745	—
Loan facility	—	376,202	—	—	—
Debt portion of convertible note	—	87,718	—	87,718	—
	$5,556	$525,335	$—	$93,274	$—

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

20.          FINANCIAL RISK MANAGEMENT (Cont’d)

	Carrying value		Fair value
As at December 31, 2018	FVTPL	Amortized cost	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$—	$45,407	$—	$—	$—
Trade receivables	14,487	—	—	14,487	—
Restricted cash	—	2,029	—	—	—
	$14,487	$47,436	$—	$14,487	$—

Financial liabilities
Accounts payable and accrued liabilities	$—	$43,048	$—	$—	$—
RSU liability	1,502	—	—	1,502	—
DSU liability	997	—	—	997	—
Loan facility	—	472,146	—	—	—
Offtake obligation	70,069	—	—	—	70,069
Debt portion of convertible note	—	82,150	—	82,150	—
	$72,568	$597,344	$—	$84,649	$70,069

Until its repurchase on September 30, 2019, the offtake obligation was valued using Monte Carlo simulation valuation models. The key inputs used by the Monte Carlo simulation in valuing the offtake obligation included: the gold forward curve based on Comex futures, long-term gold volatility, call option exercise prices and the risk-free rate of return. The valuation of the offtake obligation also required estimation of the Company’s non-performance or credit risk and the anticipated production schedule of gold ounces delivered over the life of mine.

21.          TAXATION

(a)         Deferred income taxes

Deferred income taxes are presented on the statement of financial position as follows:

	December 31,	December 31,
	2019	2018
Deferred income tax asset	$10,051	$—
Deferred income tax liability	(62,086)	(15,236)
Net deferred income tax liability	$(52,035)	$(15,236)

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

21.          TAXATION (Cont’d)

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes gives rise to a net deferred tax liability as follows:

	December 31,	December 31,
	2019	2018
Tax loss carry forwards	$78,654	$74,400
Other	6,569	2,080
Investment tax credits	6,545	6,545
Financing costs	2,431	4,310
Inventories	(675)	(847)
Long term debt	(6,061)	10,798
Provincial mining tax attributes	(15,107)	(6,088)
Mineral interests	(124,391)	(106,434)
	$(52,035)	$(15,236)

Deductible temporary differences for which no deferred tax assets are recognized are as follows:

	December 31,	December 31,
	2019	2018
Provincial mining tax attributes	$21,239	$18,947
Decommissioning and restoration provision	21,239	18,947
Other	68	68
	$42,546	$37,962

The Company has tax losses in Canada of approximately $291,312 (2018 — $275,265) expiring in various amounts from 2030 to 2039. The Company also has investment tax credits totaling approximately $8,965 (2018 — $8,965). The Company has deductible temporary differences for which no deferred tax assets have been recognized of $42,546 (2018 — $37,962). A deferred tax asset has not been recognized in respect of these differences, as it is not probable that sufficient future taxable earnings will be available in the periods when deductions from such potential assets will be realized.

(b) Income tax expense

The Company’s income tax expense is comprised of the following:

	For the year ended
	December 31,	December 31,
	2019	2018
Current tax expense	$4,561	$4,196
Deferred income tax expense	36,799	12,668
	$41,360	$16,864

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

21.          TAXATION (Cont’d)

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 27.0% (2018 — 27.0%) as follows:

	For the year ended
	December 31,	December 31,
	2019	2018
Expected tax expense	$22,215	$14,441
Provincial mining taxes	15,398	800
Non-deductible settlement of offtake obligation	7,821	—
Non-temporary differences	903	(410)
Share-based compensation and other items	709	943
Change in unrecognized temporary differences	619	(10,942)
Flow-through shares	—	823
Flow-through share premium	—	(526)
Impact of foreign exchange on CAD denominated tax attributes	(6,305)	11,735
	$41,360	$16,864

22.          COMMITMENTS

The following table provides the Company’s gross contractual obligations as of December 31, 2019:

	1 year	2-3 years	4-5 years	More than 5 years	Total
Principal repayments on loan facility	$66,667	$315,333	$—	$—	$382,000
Repayment of convertible notes	2,250	103,366	—	—	105,616
Interest payments on loan facility(1)	16,273	21,970	—	—	38,243
Decommissioning and restoration provision	53	119	—	21,067	21,239
Lease obligations	6,549	6,689	1,849	—	15,087
Purchase commitments	7,644	—	—	—	7,644
Short-term lease commitments	233	—	—	—	233
	$99,669	$447,477	$1,849	$21,067	$570,062

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

The Brucejack Mine is subject to a 1.2% net smelter returns royalty (“1.2% NSR royalty”) on production in excess of cumulative 503,386 ounces of gold and 17,907,080 ounces of silver. The gold ounce production threshold for the 1.2% NSR royalty was met in December 2018. For the year ended December 31, 2019, $5,575 (2018 — $258) was expensed to royalties and selling costs in the statement of earnings.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

23.          CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations.

(a)         Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action claim (the “Wong Action”) against the Company, Robert Quartermain (a director, and the President and the CEO of the Company at such time) and Snowden Mining Industry Consultants Ltd. (“Snowden”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action alleges that the price of the Company’s shares on the TSX and NYSE suffered a significant drop in value following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision. The Company and Robert Quartermain consented to, and on January 23, 2019 the Court granted, an order certifying the Wong Action as a class proceeding pursuant to the Class Proceedings Act (Ontario). The Company and Robert Quartermain have moved for summary judgment to dismiss the Wong Action, and their motion for summary judgment is scheduled to be heard in the third quarter of 2020.

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

(b)         United States class action

Two putative class action complaints were filed against the Company and certain of its officers in the United States District Court for the Southern District of New York, one on September 7, 2018 and the other on October 19, 2018. The complaints were filed on behalf of an alleged class of all persons and entities who purchased or acquired shares of the Company between July 21, 2016 and September 6, 2018, and relate to public disclosures of the Company made between July 2016 and September 2018 regarding the Brucejack Mine.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except for share data)

23.          CONTINGENCIES (Cont’d)

On April 8, 2019, the United States District Court for the Southern District of New York issued an order granting Aurico Gold Fund LP’s motion to consolidate the two cases under the case caption “In re Pretium Resources, Inc. Securities Litigation” (the “Aurico Action”), appoint itself as lead plaintiff, and approve lead plaintiff’s selection of counsel. On June 21, 2019, the plaintiffs in the Aurico Action filed a Consolidated Amended Class Action Complaint. The Company has retained legal counsel in connection with these matters and on August 27, 2019, filed its memorandum of law in support of its motion to dismiss the Aurico Action. The plaintiffs filed their opposition to the Company’s motion to dismiss on October 28, 2019 and the Company filed its reply brief on December 10, 2019.

The Company believes that the allegations made against it and its officers in the Aurico Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

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

The Company is of the view that any liability it may have is within the limits of the lien holdback it continues to hold in trust with respect to these claims. The Company believes that all other allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.

APPENDIX C

MANAGEMENT’S DISCUSSION AND ANALYSIS

PRETIUM RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of Pretium Resources Inc. (“Pretivm”, the “Company”, “we”, “our” or “us”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of the Company. This MD&A should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2019 and 2018 as publicly filed in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website, and in the United States on the EDGAR section of the Securities and Exchange Commission (“SEC”) website.

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

This MD&A is prepared as of February 11, 2020 and includes certain statements that may be deemed “forward-looking information”, “forward-looking statements”, “future-oriented financial information” and “financial outlook”. We direct readers to the section “Statement Regarding Forward-Looking Information” included within this MD&A.

Certain non-IFRS financial performance measures are included in this MD&A. We believe that these measures, in addition to measures prepared in accordance with IFRS, provide readers with an improved ability to evaluate the underlying performance of the Company and compare our results to other companies. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers. The non-IFRS financial performance measures included in this MD&A are: cost of sales per ounce of gold sold; total cash costs; all-in sustaining costs (“AISC”); average realized gold price and average realized cash margin; adjusted earnings and adjusted basic earnings per share; free cash flow and working capital. Refer to the “Non-IFRS Financial Performance Measures” section for further details and reconciliations of such non-IFRS measures.

Additional information relating to us, including our Annual Information Form and Form 40-F for the year ended December 31, 2018 and, once filed, for the year ended December 31, 2019, is or will be available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov, respectively.

FOURTH QUARTER 2019 — SUMMARY

Operating summary

•                  Gold production totaled 96,237 ounces compared to 96,342 ounces in the comparable period in 2018.

•                  Mill feed grade averaged 8.3 grams per tonne gold compared to 11.5 grams per tonne gold in the comparable period in 2018.

•                  Gold recoveries averaged 96.8% compared to 97.0% in the comparable period in 2018.

•                  Process plant throughput averaged 4,065 tonnes per day for a total of 373,954 tonnes of ore compared to 2,903 tonnes per day for a total of 267,048 tonnes of ore in the comparable period in 2018. The production ramp-up from 2,700 tonnes per day to 3,800 tonnes per day over the course of the year has now been completed.

Financial summary

•                  The Company generated revenue of $135,484 compared to revenue of $108,596 in the comparable period in 2018. Revenue includes a $1,414 (2018 — $285) gain on trade receivables at fair value related to provisional pricing adjustments.

•                  The sale of 93,248 ounces of gold contributed $132,275 of revenue at an average realized price(1) of $1,480 per ounce. In the comparable period in 2018, the sale of 89,011 ounces of gold contributed $107,161 of revenue at an average realized price(1) of $1,253 per ounce.

•                  Total cost of sales was $89,627 or $961 per ounce of gold sold(1). In the fourth quarter of 2018, total cost of sales was $72,479 or $814 per ounce of gold sold(1). Total cost of sales increased primarily due to higher production costs for additional development and drilling as well as higher depreciation and depletion expense resulting from the 2019 Updates (defined below).

•                  Total cash cost(1) was $692 per ounce of gold sold resulting in an average realized cash margin(1) of $726 per ounce of gold sold. In the comparable period in 2018, total cash cost(1) was $610 per ounce of gold sold resulting in an average realized cash margin(1) of $594 per ounce of gold sold.

•                  AISC(1) was $866 per ounce of gold sold compared to $784 per ounce of gold sold in the comparable period in 2018.

•                  Earnings from mine operations were $45,857 compared to $36,117 in the comparable period in 2018.

•                  Net earnings were $20,049 compared to $2,847 in the comparable period in 2018 with the increase primarily a result of higher gold prices, a decrease in interest and finance expense and a decrease in loss on financial instruments at fair value. Adjusted earnings(1) were $33,124 compared to $20,177 in the comparable period in 2018.

•                  Cash generated by operations was $66,133 compared to $42,886 in the comparable period in 2018. Free cash flow(1) was $49,747 compared to $40,127 in the comparable period in 2018.

•                  The Company paid $20,000 (the second of two tranches of payments) to repurchase the Offtake Obligation (defined below) and repaid $16,667 of the Loan Facility (defined below) using cash generated from operations.

1  Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

FULL YEAR 2019 — SUMMARY

Operating summary

•                  Gold production totaled 354,405 ounces compared to 376,012 ounces in the comparable period in 2018.

•                  Mill feed grade averaged 8.7 grams per tonne gold compared to 11.9 grams per tonne gold in the comparable period in 2018.

•                  Gold recoveries averaged 96.9% compared to 97.3% in the comparable period in 2018.

•                  Process plant throughput averaged 3,570 tonnes per day for a total of 1,303,001 tonnes of ore compared to 2,755 tonnes per day for a total of 1,005,603 tonnes of ore in the comparable period in 2018.

Financial summary

•                  The Company generated revenue of $484,540 compared to revenue of $454,556 in the comparable period in 2018. Revenue includes a $6,597 (2018 — loss of $3,059) gain on trade receivables at fair value related to provisional pricing adjustments.

•                  The sale of 351,348 ounces of gold contributed $471,419 of revenue at an average realized price(1) of $1,405 per ounce. In the comparable period in 2018, the sale of 367,428 ounces of gold contributed $452,253 of revenue at an average realized price(1) of $1,277 per ounce.

•                  Total cost of sales was $333,157 or $948 per ounce of gold sold(1). For the year ended December 31, 2018, total cost of sales was $303,927 or $827 per ounce of gold sold(1). Total cost of sales includes production costs, depreciation and depletion, and royalties and selling costs.

•                  Total cash cost(1) was $680 per ounce of gold sold resulting in an average realized cash margin(1) of $662 per ounce of gold sold. In the comparable period in 2018, total cash cost(1) was $623 per ounce of gold sold resulting in an average realized cash margin(1) of $608 per ounce of gold sold.

•                  AISC(1) was $888 per ounce of gold sold compared to $764 per ounce of gold sold in the comparable period in 2018.

•                  Earnings from mine operations were $151,383 compared to $150,629 in the comparable period in 2018.

•                  Net earnings were $40,917 compared to $36,620 in the comparable period in 2018. Adjusted earnings(1) were $100,688 compared to $99,349 in the comparable period in 2018.

•                  Cash generated by operations was $225,073 compared to $197,244 in the comparable period in 2018. Free cash flow(1) was $184,248 compared to $169,910 in the comparable period in 2018.

•                  The Company repaid $98,000 of the Loan Facility and paid $82,416 to repurchase the Offtake Obligation using cash generated from operations. Our outstanding balance on the Loan Facility is $382,000. The Company achieved and surpassed its initial debt repayment target of $140,000 with the reduction in debt of $180,406 in 2019.

1  Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

KEY OPERATING AND FINANCIAL STATISTICS

The operating and financial data for the periods are as follows:

		For the three months ended		For the year ended
In thousands of USD, except where noted		December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Operating data
Ore mined (wet tonnes)	t	388,744	283,136	1,359,403	1,055,208
Mining rate	tpd	4,225	3,078	3,724	2,891
Ore milled (dry tonnes)	t	373,954	267,048	1,303,001	1,005,603
Head grade	g/t Au	8.3	11.5	8.7	11.9
Recovery	%	96.8	97.0	96.9	97.3
Mill throughput	tpd	4,065	2,903	3,570	2,755
Gold ounces produced	oz	96,237	96,342	354,405	376,012
Silver ounces produced	oz	147,988	113,886	516,977	422,562
Gold ounces sold	oz	93,248	89,011	351,348	367,428
Silver ounces sold	oz	110,774	82,380	420,440	372,090
Financial data
Revenue		$135,484	108,596	484,540	454,556
Earnings from mine operations		$45,857	36,117	151,383	150,629
Net earnings for the period		$20,049	2,847	40,917	36,620
Per share - basic	$/share	0.11	0.01	0.22	0.20
Per share - diluted	$/share	0.11	0.01	0.22	0.20
Adjusted earnings(1)		$33,124	20,177	100,688	99,349
Per share - basic(1)	$/share	0.18	0.11	0.55	0.54
Total cash and cash equivalents		$23,174	45,407	23,174	45,407
Cash generated by operating activities		$66,133	42,886	225,073	197,244
Free cash flow(1)		$49,747	40,127	184,248	169,910
Total assets		$1,573,167	1,613,418	1,573,167	1,613,418
Long-term debt(2)		$397,253	475,911	397,253	475,911
Production costs (milled)	$/t	162	205	173	209
Total cash costs(1)	$/oz	692	610	680	623
All-in sustaining costs(1)	$/oz	866	784	888	764
Average realized price(1)	$/oz	1,480	1,253	1,405	1,277
Average realized cash margin(1)	$/oz	726	594	662	608

(1)             Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

(2)             As at December 31, 2019, long-term debt does not include the current portion of the Company’s Loan Facility in the amount of $66,667 (2018 — $78,385).

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

We operate our 100% owned Brucejack Mine located in northwestern British Columbia. The Brucejack Mine is comprised of four mining leases and six mineral claims totaling 3,304 hectares in area and forms part of our contiguous claims package that comprises over 122,000 hectares. The Brucejack Mine is a low-cost, high grade gold underground mine that started commercial production in July 2017 and achieved steady state production in the second quarter of 2018. Amended permits were received in December 2018 to increase throughput 40% to an annual average of 1.387 million tonnes (3,800 tonnes per day) from 0.99 million tonnes (2,700 tonnes per day). By December 31, 2019, we achieved the increased mill throughput rate of 3,800 tonnes per day. We expect to continue to focus on advancing underground development to expand mine access at depth and to the west through the first half of 2020. The increased development should provide sufficient access to build the stope inventory required to allow mining operations to optimize stope blending and provide alternative stopes for mining if required.

Our exploration and evaluation assets are the Snowfield Project, Bowser Claims and the Porphyry Potential Deep Drilling (“PPDD”) Project. The Snowfield Project mineral claims are in good standing until 2030, and we continue to conduct baseline environmental studies for potential future development of that project. Grassroots exploration is on-going at the Bowser Claims, with several gold prospects identified for further evaluation. The Bowser Claims are in good standing until 2029. The PPDD Project is a deep underground exploration program involving the testing of the extent of Brucejack-style mineralization and the porphyry potential directly below the Brucejack Mine at depth.

OPERATING RESULTS

Gold and silver production and sales

During the three months ended December 31, 2019, the Brucejack Mine produced 96,237 ounces of gold and 147,988 ounces of silver. Gold production was similar to 2018, where the Company produced 96,342 ounces of gold. Gold production was reduced primarily due to a decrease in head grade offset by an increase in tonnes milled.

During the three months ended December 31, 2019, the Company sold 93,248 ounces of gold and 110,774 ounces of silver compared to 89,011 ounces of gold and 82,380 ounces of silver in the comparable period in 2018. The increase in gold ounces sold was the result of timing of production within the quarter and subsequent sales.

During the year ended December 31, 2019, the Brucejack Mine produced 354,405 ounces of gold and 516,977 ounces of silver. Gold production decreased 6% compared to the comparable period in 2018 where the Company produced 376,012 ounces of gold. The decrease in production was primarily the result of a decrease in head grade partially offset by an increase in tonnes milled.

During the year ended December 31, 2019, the Company sold 351,348 ounces of gold and 420,440 ounces of silver compared to 367,428 ounces of gold and 372,090 ounces of silver in the comparable period in 2018. The decrease in gold ounces sold was directly attributable to decreased gold production in the year.

As at December 31, 2019, there were 6,935 ounces of gold doré and 3,197 ounces of gold in concentrate in finished goods inventory recorded at cost of $811 per ounce which includes depreciation and depletion.

Processing

During the three months ended December 31, 2019, a total of 373,954 tonnes of ore, equivalent to a throughput rate of 4,065 tonnes per day, were processed. This was an increase from the comparable period in 2018, in which a total of 267,048 tonnes of ore, equivalent to a throughput rate of 2,903 tonnes per day, were processed. During the year ended December 31, 2019, a total of 1,303,001 tonnes of ore, equivalent to a throughput rate of 3,570 tonnes per day, were processed. This was an increase from the comparable period in 2018, in which a total of 1,005,603 tonnes of ore, equivalent to a throughput rate of 2,755 tonnes per day, were processed. The tonnes of ore processed increased in the 2019 periods as a result of the planned production ramp-up to a target of 3,800 tonnes per day following receipt of our amended permits in late 2018. We successfully achieved mill throughput of 3,800 tonnes per day in the fourth quarter of 2019.

The mill feed grade averaged 8.3 grams per tonne gold for the fourth quarter of 2019 compared to 11.5 grams per tonne gold in the comparable period in 2018. Production in the fourth quarter of 2019 focused on maximizing tonnes to the mill and all stopes above cut-off grade of approximately 5.0 grams per tonne gold that were immediately available were mined and processed. For the year ended December 31, 2019, the mill feed grade averaged 8.7 grams per tonne gold compared to 11.9 grams per tonne gold in the comparable period in 2018. The decrease in mill feed grade in the 2019 periods was the result of the mine progressing through lower grade areas and processing immediately available stopes that met the grade cut-off.

Gold recovery for the fourth quarter of 2019 was 96.8% compared to 97.0% in the comparable period in 2018. Gold recovery for the year ended December 31, 2019 was 96.9% compared to 97.3% in the comparable period in 2018. We continue to review the mill process to optimize recoveries.

Mining

During the three months ended December 31, 2019, 388,744 tonnes of ore were mined, equivalent to a mining rate of 4,225 tonnes per day compared to 283,136 tonnes of ore, equivalent to a mining rate of 3,078 tonnes per day in the comparable period in 2018. During the year ended December 31, 2019, 1,359,403 tonnes of ore were mined, equivalent to a mining rate of 3,724 tonnes per day compared to 1,055,208 tonnes of ore, equivalent to a mining rate of 2,891 tonnes per day in the comparable period in 2018. As planned at the outset of 2019, production was ramped-up through 2019 and by the end of the fourth quarter the mine was supplying the mill at 3,800 tonnes per day on a consistent basis.

In 2020, mining will continue to focus on advancing underground development to open up the mine to operate at a production rate of 3,800 tonnes per day. Through the first half of 2020 development will advance at depth on the 1080 Level and west to the Brucejack Fault Zone. The increased development should provide sufficient access to build the stope inventory required to allow mining operations to optimize stope blending and provide alternative stopes for mining if required.

Lyle Morgenthaler, B.A.Sc., P.Eng., Pretivm’s Chief Mine Engineer is the Qualified Person (“QP”), as defined by National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”), responsible for Brucejack Mine development and has reviewed and approved the scientific and technical information contained in this MD&A relating thereto.

Sustaining capital expenditures

During the three months ended December 31, 2019, the Company incurred $3,275 on sustaining capital compared to $3,720 in the comparable period in 2018. Significant sustaining capital expenditures during the period included capitalized development costs, the truck shop expansion and the purchase of underground and surface mobile equipment. In the comparable period in 2018, sustaining capital expenditures were focused on capitalized development costs, portal rehabilitation and the purchase of drills.

During the year ended December 31, 2019, the Company incurred $22,871 of sustaining capital expenditures compared to $16,533 in the comparable period in 2018. Significant sustaining capital expenditures during the period included access road development, the purchase of underground reverse circulation drills and capitalized development costs. In the comparable period in 2018, sustaining capital expenditures included the Smithers warehouse purchase, the grade control sampling station and gravity lab, capitalized development costs and the installation of ground water wells.

Vertical development costs, such as the costs to build new ventilation raises and access ramps that enable the Company to physically access ore underground on multiple mining levels, are capitalized. All level development is expensed. Sustaining capital expenditures exclude expansion capital related to the 3,800 tonne per day expansion project.

2019 GUIDANCE

Adjusted 2019 production and financial guidance

As a result of limited stope availability, we adjusted our full year 2019 production guidance in October 2019 to between 340,000 ounces and 350,000 ounces of gold. For the year ended December 31, 2019, our gold production was 354,405 ounces of gold, exceeding our adjusted gold production guidance.

As a result of the lower production guidance, we adjusted our annual AISC(1) guidance to between $900 to $950 per ounce of gold sold. For the year ended December 31, 2019, our AISC(1) was $888 per ounce of gold sold, below our adjusted AISC(1) guidance.

1  Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Debt and debt reduction

The Company targeted debt reduction of approximately $140,000 from operating cash flow during 2019. With repayments on the Loan Facility and the repurchase of the Offtake Obligation, the Company reduced its debt by $180,416 during the year, exceeding its initial target.

2020 OUTLOOK

2020 production and financial guidance

Gold production at the Brucejack Mine for 2020 is expected in the range of 325,000 to 365,000 ounces. The production rate for 2020 is expected to be 3,800 tonnes per day with average annual gold grade ranging between 7.6 grams per tonne to 8.5 grams per tonne and targeting a gold recovery of 97%. The midpoint of 2020 gold production guidance is slightly below 2019 actual production.

The AISC(1) for 2020 is expected to range from $910 to $1,060 per ounce gold sold with cash costs expected to range from $725 to $830 per ounce of gold sold. AISC(1) estimates include costs associated with continued lateral development at a rate of approximately 1,000 meters per month through 2020. Lateral development will focus on opening the mine on the 1080 Level and Brucejack Fault zone in the first half and stope development in the second half of 2020. The increased development should provide sufficient access to build the stope inventory required to allow mining operations to optimize stope blending and provide alternative stopes for mining if required. In addition, AISC(1) includes costs associated with a high-density reverse circulation drill program to increase the volume of grade information necessary to enhance mine planning and optimize gold production. This program is scheduled to commence in the second quarter of 2020.

The AISC(1) for 2020 also includes approximately $20,000 for a number of one-time sustaining capital expenditures and costs related to growth-oriented expenses, which together total approximately $55 to $60 per ounce of gold sold.

2020 free cash flow(1) forecast

Free cash flow(1) for 2020 is expected in the range of $100,000 to $170,000 at a gold price of $1,450 per ounce. Capital expenditures include approximately $30,000 of sustaining capital expenditures, approximately $15,000 in expansion capital expenditures, which include the completion of the mill dry, heavy equipment shop and substation for the underground power expansion, and approximately $10,000 for regional exploration. The Company is targeting debt reduction in the range of $80,000 to $150,000 for 2020.

1  Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Preliminary production outlook beyond 2020

The Company is providing preliminary guidance for post-2020 gold production in the Valley of the Kings in advance of the release of the updated Life of Mine plan and updated Mineral Resource and Mineral Reserve estimates for the Brucejack Mine, which are expected to be disclosed by March 31, 2020 as previously announced.

Based on preliminary data available to date, foreseeable average annual gold production while mining in Brucejack’s Valley of the Kings is currently expected to be in a range comparable with the gold production guidance range for 2020.

This preliminary updated production outlook (the “Preliminary Production Outlook”) supersedes the previously published April 2019 Valley of the Kings Life of Mine average annual gold production estimate of approximately 525,000 ounces (see news release dated April 4, 2019). The change is primarily as a result of a reduction in estimated gold grade.

Readers are cautioned that the Preliminary Production Outlook is by definition preliminary in nature and subject to further adjustment as other key metrics, such as tonnes, grade and costs, are finalized.

2020 Updated Mineral Resource and Mineral Reserve Estimates and Life of Mine Plan

The Company expects to disclose a full technical update for the updated Life of Mine plan, which includes the Valley of the Kings, by March 31, 2020. The 2020 updates are being prepared in accordance with NI 43-101.

The Life of Mine plan and Mineral Reserve estimate is being prepared by Tetra Tech Canada Inc. (“Tetra Tech”) and the Mineral Resource estimate is being prepared by Ivor W.O. Jones, M.SC., P.Geo., FAusIMM, CP(Geo) of Ivor Jones Pty Ltd., each of whom is a QP as defined by NI 43-101 and independent of the Company. In addition, Optiro Pty Ltd. has been retained to review the updated Mineral Resource estimate.

A webcast technical session with management is expected to follow the release of these updates and will also provide an overview of the reconciliations for Mineral Reserve and Mineral Resource estimates, updated geological interpretation and mining initiatives among other things.

2019 BRUCEJACK MINE DRILL PROGRAM

Exploration drilling for porphyry source

Results from 2019 deep underground exploration drilling at Brucejack continue to confirm potential for a porphyry deposit at depth.

A deep hole with a length of 1,677 meters was drilled northeast under the Valley of the Kings deposit, following up on the underground exploration drilling completed in early 2019 (see news release dated June 5, 2019). Hole VU-2019, drilled at a -85 degree angle from the 1130-meter level in the Valley of the Kings underground development, intersected two zones of anomalous copper and molybdenum mineralization at depth, indicative of porphyry-style mineralization and similar to that encountered during the 2018 deep exploration drilling (see news releases dated June 18, 2018 and June 5, 2019). The first intersection, between 1,130 meters to 1,330 meters down hole, corresponds to a zone of propylitic alteration with sporadic intersections of tourmaline, porphyry-style veinlets, and intermediate dikes. The second intersection, between 1,400 meters to 1,675 meters down hole, corresponds to a zone of variable phyllic, propylitic, and sodic-calcic alteration. Geological observations noted in VU-2019 indicate an increased proximity to porphyry-style mineralization compared to the previous deep drilling.

Based on a review of the results of Hole VU-2019 in conjunction with results from previous deep underground exploration drilling and geophysical data, a fourth drill hole was initiated to target the porphyry potential to the northwest of drill hole VU-2019.

An update will be provided following the receipt of assay results and further evaluation.

Joel Ashburner, B.A.Sc., P.Geo, Pretivm’s Chief Mine Exploration Geologist is the QP responsible for the Brucejack Mine exploration drilling, and has reviewed and approved the scientific and technical information contained in this MD&A relating thereto.

2019 MINERAL RESERVE ESTIMATE, MINERAL RESOURCE ESTIMATE AND LIFE OF MINE PLAN

On April 4, 2019, we announced a Mineral Reserve (the “2019 Mineral Reserve”), Mineral Resource (the “2019 Mineral Resource”) and Life of Mine Plan (collectively, the “2019 Updates”) incorporating the production ramp-up to 3,800 tonnes per day for the Brucejack Mine.

The 2019 Updates are detailed in the NI 43-101 Technical Report (the “2019 Report”), prepared by Tetra Tech entitled “Technical Report on the Brucejack Gold Mine, Northwest British Columbia” dated effective April 4, 2019. The 2019 Report updates the operating parameters contemplated in the Brucejack Feasibility Study entitled “Feasibility Study and Technical Report Update on the Brucejack Project, Stewart, BC” with an effective date of June 19, 2014 before the mine was constructed and operating.

For more information on the 2019 Updates, refer to the 2019 Report, which is available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

REGIONAL EXPLORATION

The wholly-owned, approximately 1,200-square-kilometer Bowser Property, located east of the Brucejack Mine, is comprised of 337 claims covering an area of 120,811 hectares.

The 2019 exploration program included 19,850 meters of drilling, completed by four drills. Drilling focused on testing high-priority targets across the Bowser Property, including a potential Eskay Creek style volcanogenic massive sulphide (“VMS”) system in the A6 Zone, a structurally controlled intrusion related gold system at the Koopa Zone, a porphyry copper-gold system in the Haimila Zone, and Brucejack-style epithermal system in the Tuck and American Creek Zones. The most promising results of the 2019 program were encountered at the A6 Zone.

A6 Zone

The A6 Zone is located approximately 14 kilometers northeast of the Brucejack Mine. Drilling in 2019 included 17 drill holes totaling 8,340 meters and identified a buried rhyolite dome capped by a mudstone unit locally anomalous in arsenic and mercury. The rhyolite dome is up to 200 meters thick, at least 500 meters wide and 2 kilometers long, and remains open to the north and south. The rhyolite is intensely sericite altered, hosts pyrite stringer zones, and locally hosts anomalous copper and silver values. In two drill holes peripheral to the rhyolite, narrow intersections of high-grade silver and copper mineralization were found.

The highest grade assay result was from drill-hole BR-038 which intersected 2,890 grams per tonne silver, 0.95 grams per tonne gold, and 1.81% copper over 1.50 meters (see news release dated September 16, 2019).

2020 Regional Exploration

The 2020 regional exploration program is expected to primarily focus on exploration for VMS mineralization at the A6 Zone, for intrusion related gold mineralization at the Koopa Zone, and for epithermal and porphyry related gold mineralization elsewhere on the property.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Pretivm’s Vice President and Chief Exploration Officer is the QP responsible for the regional grassroots exploration program and has reviewed and approved the scientific and technical information in this MD&A related thereto.

ADDITIONAL CLAIMS

Our claims also include the Snowfield Project which borders Brucejack to the north and is comprised of one mineral claim with an area of 1,217 hectares. Since we acquired the Snowfield Project in 2010, we have continued to carry out environmental studies in conjunction with Brucejack. Snowfield represents a longer-term gold opportunity for our shareholders.

FINANCIAL RESULTS

	For the three months ended		For the year ended
	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018
Revenue	$135,484	$108,596	$484,540	$454,556

Cost of sales	89,627	72,479	333,157	303,927

Earnings from mine operations	45,857	36,117	151,383	150,629

Corporate administrative costs	5,116	6,758	18,674	15,788

Operating earnings	40,741	29,359	132,709	134,841

Interest and finance expense	(9,168)	(17,733)	(35,302)	(66,926)
Interest and finance income	407	950	1,231	2,728
Foreign exchange loss	(620)	(381)	(946)	(46)
Loss on financial instruments at fair value	—	(10,736)	(15,415)	(17,113)

Earnings before taxes	31,360	1,459	82,277	53,484

Current income tax expense	(1,178)	(750)	(4,561)	(4,196)
Deferred income tax (expense) recovery	(10,133)	2,138	(36,799)	(12,668)

Net earnings for the period	$20,049	$2,847	$40,917	$36,620

Other comprehensive earnings, net of tax
Items that will not be reclassified to earnings or loss:
Change in fair value attributable to change in credit risk of financial instruments designated at fair value through profit or loss	—	688	—	5,543

Comprehensive earnings for the period	$20,049	$3,535	$40,917	$42,163

Three months ended December 31, 2019 compared to the three months ended December 31, 2018

Net earnings for the three months ended December 31, 2019 were $20,049 compared to $2,847 for the comparable period ended December 31, 2018. The increase in net earnings was mainly attributed to an increase in earnings generated from operations due to higher gold prices, a decrease in the loss on financial instruments at fair value and a decrease in interest and finance expense. Earnings from mine operations were $45,857 for the three months ended December 31, 2019 compared to $36,117 for the three months ended December 31, 2018.

Net comprehensive earnings for the three months ended December 31, 2019 were $20,049 compared to net comprehensive earnings of $3,535 for the comparable period ended December 31, 2018. For the comparable period in 2018, a gain in the fair value attributable to the change in credit risk of financial instruments designated at fair value through profit or loss (“FVTPL”), in the amount of $688 (net of deferred tax) was the result of a decrease in the Company’s credit risk associated with the Stream Obligation (defined below), which was repurchased on December 18, 2018.

Revenue

For the three months ended December 31, 2019, the Company generated revenue of $135,484, which included $134,070 of revenue from contracts with customers plus a gain on trade receivables at fair value related to provisional pricing adjustments of $1,414. During the comparable period in 2018, the Company generated revenue of $108,596 which included $108,311 of revenue from contracts with customers and a gain on trade receivables at fair value related to provisional pricing adjustments of $285. The increase in revenue was primarily the result of higher gold ounces sold in the period due to the timing of production and subsequent sales and higher gold prices.

For the three months ended December 31, 2019, the Company sold 93,248 ounces of gold, at an average realized price(1) of $1,480 per ounce generating $132,275 in revenue from contracts with customers. In the comparable period in 2018, the Company sold 89,011 ounces of gold, at an average realized price(1) of $1,253 per ounce generating $107,161 in revenue from contracts with customers. The average London Bullion Market Association AM and PM market price over the three months ended December 31, 2019 was $1,482 (2018 — $1,227) per ounce of gold.

The Company sold 110,774 ounces of silver generating $1,795 in revenue compared to 82,380 ounces of silver generating $1,150 in revenue in the comparable period in 2018.

Cost of sales

Total cost of sales for the three months ended December 31, 2019 were $89,627 or $961 per ounce of gold sold(1) compared to $72,479 or $814 per ounce of gold sold(1) in the comparable period in 2018. Cost of sales includes production costs, depreciation and depletion, royalties and selling costs, site share-based compensation, and changes in inventories, reflecting the difference between produced and sold ounces.

Production costs

Production costs, after adjustments for changes in inventories, for the three months ended December 31, 2019 were $61,019 compared to $51,667 in the comparable period in 2018. Production costs include mining, processing, surface services and other and mine general and administrative costs. Production costs, before adjustments for changes in inventories, were as follows:

1  Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

	For the three months ended
In thousands of USD, except for tonnes and per tonne data	December 31, 2019			December 31, 2018
Ore mined (tonnes)	388,744			283,136
Ore milled (tonnes)	373,954			267,048

Mining(1)	$33,388	$/t	86	$23,047	$/t	81
Processing(2)	6,394	17		6,445	24
Surface services and other(2)	9,662	26		11,399	43
Mine general and administrative(2)	11,006	29		13,872	52
Total production costs(2)	$60,450	$/t	162	$54,763	$/t	205

(1)             Cost per tonne data is based on mined tonnes.

(2)             Cost per tonne data is based on milled tonnes.

Production costs increased in respect of contractors and consultants due to additional development and drilling and higher consumption of supplies and consumables due to higher tonnes mined. During the quarter, costs were incurred for level development at the Brucejack Mine at an average of approximately 976 meters (2018 — 820 meters) per month.

A majority of production costs were incurred in Canadian dollars. During the three months ended December 31, 2019, the average foreign exchange rate was C$1.3200 to $1.00 (2018 — C$1.3204 to $1.00).

Depreciation and depletion

Depreciation and depletion, after adjustments for changes in inventories, for the three months ended December 31, 2019 was $22,752 compared to $16,524 in the comparable period in 2018. The increase in depreciation and depletion was due to the decrease in the Mineral Reserve in the 2019 Updates and timing of sales (movement of costs in inventory), offset by a decrease in mined ounces.

The majority of the Company’s depreciation and depletion is determined using the units of production method based on total ounces mined over the estimated Proven and Probable Mineral Reserves.

Site share-based compensation

Site share-based compensation, after adjustments for changes in inventories, for the three months ended December 31, 2019 was $564 compared to $523 in the comparable period in 2018. The increase in site share-based compensation was due to an increase in the Company’s share price for valuation of its cash-settled restricted share units offset by timing of sales (movement of costs in inventory) and timing of issuing share-based compensation awards in 2019, which has been deferred to 2020.

Royalties and selling costs

Royalties and selling costs, after adjustments for changes in inventories, for the three months ended December 31, 2019 were $1,854 (2018 — $482) and $3,438 (2018 — $3,283), respectively. The increase in royalty expense was due to the 1.2% NSR Royalty (defined below) which began in December of 2018. Refer to the “Commitments” section of this MD&A.

Selling costs includes transportation costs which were $3,291 (2018 — $3,058). The increase in transportation costs were primarily due to increased concentrate volumes shipped through Stewart, British Columbia partly offset by cost savings resulting from our transition from trucking container shipments of concentrate to bulk shipments.

Total cash costs(1) and AISC(1)

Total cash costs(1) for the three months ended December 31, 2019 were $692 per ounce of gold sold compared to $610 per ounce of gold sold in the comparable period in 2018. Total cash costs(1) increased due to higher production costs for additional development and drilling.

AISC(1) for the three months ended December 31, 2019 totaled $866 per ounce of gold sold compared to $784 per ounce of gold sold in the comparable period in 2018. AISC(1) increased due to higher production costs for additional drilling and higher treatment and refinery charges due to increased volumes of concentrate shipped. Sustaining capital expenditures amounted to $3,275 (including $556 deferred development costs incurred during production).

Corporate administrative costs

Corporate administrative costs for the three months ended December 31, 2019 were $5,116 compared to $6,758 in the comparable period in 2018.

Salaries and benefits for the three months ended December 31, 2019 were $1,766 compared to $3,387 in the comparable period in 2018. The decrease in salaries and benefits was due to a decrease in bonus expense for corporate employees.

Share-based compensation for the three months ended December 31, 2019 was $1,322 compared to $1,857 in the comparable period in 2018. The decrease in share-based compensation was due to the timing of issuing share-based compensation awards in 2019 (which has been deferred to 2020) partially offset by the increase in the Company’s share price for valuation of its cash-settled restricted share units.

Interest and finance expense

During the three months ended December 31, 2019, the Company incurred interest and finance expense of $9,168 compared to $17,733 in the comparable period in 2018. The Company incurred $6,581 (2018 — $1,178) of interest expense related to its $480,000 senior secured loan facility (the “Loan Facility”). In the comparable period, the Company incurred $14,352 in interest expense related to its $350,000 senior secured term construction credit facility (the “Credit Facility”), which was refinanced by way of the Loan Facility in December 2018. The decrease in interest expense was the result of a decrease in the overall effective interest rate on debt from 15.0% under the Credit Facility to 5.2% under the Loan Facility.

1  Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Interest and finance income

During the three months ended December 31, 2019, the Company earned interest and finance income of $407 compared to $950 in the comparable period in 2018. The decrease in interest and finance income was the result of a lower cash and cash equivalents balance throughout the period. In 2018, the Company was building cash and cash equivalents to repurchase the Stream Obligation whereas, in 2019, the Company used excess cash to reduce its Loan Facility and repurchase the Offtake Obligation.

Loss on financial instruments at fair value

With the repurchase of the Offtake Obligation on September 30, 2019, there was no loss on financial instruments at fair value recorded in the fourth quarter of 2019. In the comparable period in 2018, the Company recorded a loss on financial instruments at fair value of $10,736 which resulted from fair value adjustments of $5,277 on the Stream Obligation, $3,815 on the Offtake Obligation and $1,644 on the prepayment and extension options in the Credit Facility.

Current and deferred income taxes

For the three months ended December 31, 2019, current income tax expense was $1,178 related to the 2% net current proceeds portion of the British Columbia Mineral Tax (“BCMT”) compared to $750 in the comparable period in 2018. Currently, the Company does not have federal and provincial income taxes payable due to Brucejack Mine development and capital expenditure tax pools and pre-operating tax losses. The Company does not anticipate paying cash taxes for federal and provincial income taxes for 3 to 4 years, based on current information available. Once the Company is in a tax payable position, we anticipate paying taxes at a combined rate of 36.5% on mine operating earnings.

The Company is subject to Canadian federal and British Columbia provincial income taxes with an aggregate rate of 27%. The Company is also subject to the BCMT, which is accounted for as an income tax. The BCMT requires initial payments of 2% of net current proceeds until initial construction tax pools are utilized, after which a rate of 13% applies. The BCMT is calculated in CAD which results in foreign exchange movements on our BCMT tax pools each period. Additionally, we have certain assets recorded with application of International Accounting Standard (“IAS”) 12, Income Taxes, initial recognition exemption (“IRE”), which results in no corresponding deferred income tax recovery as the assets are amortized. These items will continue to cause fluctuations on our overall effective tax rate in future periods.

For the three months ended December 31, 2019, deferred income tax expense was $10,133 compared to a $2,138 recovery in the comparable period in 2018.

For the three months ended December 31, 2019, our effective tax rate, including both current and deferred income taxes, was 36.1% including a $2,799 deferred income tax recovery related to foreign exchange movements on our BCMT tax pools. Excluding the effect of foreign exchange on our BCMT pools, our effective tax rate was 45.0%.

Year ended December 31, 2019 compared to the year ended December 31, 2018

Net earnings for the year ended December 31, 2019 were $40,917 compared to $36,620 for the comparable period ended December 31, 2018. The increase in net earnings was mainly attributed to decrease in interest and finance expense offset by an increase in deferred income tax expense. Earnings from mine operations were $151,383 for the year ended December 31, 2019 compared to $150,629 for the year ended December 31, 2018.

For the comparable period in 2018, a gain in the fair value attributable to the change in credit risk of financial instruments designated at FVTPL, in the amount of $5,543 (net of deferred tax) was the result of a decrease in the Company’s credit risk associated with the Stream Obligation, which was repurchased on December 18, 2018.

Revenue

For the year ended December 31, 2019, the Company generated revenue of $484,540 which included $477,943 of revenue from contracts with customers plus a gain on trade receivables at fair value related to provisional pricing adjustments of $6,597. During the comparable period in 2018, the Company generated revenue of $454,556 which included $457,615 of revenue from contracts with customers and a loss on trade receivables at fair value related to provisional pricing adjustments of $3,059. The increase in revenue was the result of higher gold prices offset by lower gold production and subsequent sales.

For the year ended December 31, 2019, the Company sold 351,348 ounces of gold, at an average realized price(1) of $1,405 per ounce generating $471,419 in revenue from contracts with customers. In the comparable period in 2018, the Company sold 367,428 ounces of gold, at an average realized price(1) of $1,277 per ounce generating $452,253 in revenue from contracts with customers. The average London Bullion Market Association AM and PM market price over the year ended December 31, 2019 was $1,393 (2018 - $1,269) per ounce of gold.

The Company sold 420,440 ounces of silver generating $6,524 in revenue compared to 372,090 ounces of silver generating $5,362 in revenue in the comparable period in 2018.

Cost of sales

Total cost of sales for the year ended December 31, 2019 were $333,157 or $948 per ounce of gold sold(1) compared to $303,927 or $827 per ounce of gold sold(1) in the comparable period in 2018. Cost of sales includes production costs, depreciation and depletion, royalties and selling costs, site share-based compensation, write-down of inventories, changes in inventories, reflecting the difference between produced and sold ounces, and gain on disposal of plant and equipment. Total cost of sales was impacted by an increase in depreciation and depletion related to the updated 2019 Mineral Reserve in April 2019 and in production costs primarily due to additional development and drilling.

1  Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Production costs

Production costs, after adjustments for changes in inventories, for the year ended December 31, 2019 were $226,328 compared to $214,601 in the comparable period in 2018. Production costs include mining, processing, surface services and other and mine general and administrative costs. Production costs, before adjustments for changes in inventories, were as follows:

	For the year ended
In thousands of USD, except for tonnes and per tonne data	December 31, 2019			December 31, 2018
Ore mined (tonnes)	1,359,403			1,055,208
Ore milled (tonnes)	1,303,001			1,005,603

Mining(1)	$123,363	$/t	91	$96,411	$/t	91
Processing(2)	24,414	19		22,547	22
Surface services and other(2)	34,737	27		46,647	46
Mine general and administrative(2)	42,975	33		45,020	45
Total production costs(2)	$225,489	$/t	173	$210,625	$/t	209

(1)             Cost per tonne data is based on mined tonnes.

(2)             Cost per tonne data is based on milled tonnes.

Production costs increased in respect of contractors and consultants due to additional development and drilling, salaries and benefits due to increase head count at the Brucejack Mine and supplies and consumables due to higher tonnes mined and milled, offset by a decrease in consultants and contractors related to surface operations. During the year ended December 31, 2019, costs were incurred for level development at the Brucejack Mine at an average of approximately 937 meters (2018 — 790 meters) per month.

A majority of production costs were incurred in Canadian dollars. During the year ended December 31, 2019, the average foreign exchange rate was C$1.3269 to $1.00 (2018 — C$1.2957 to $1.00).

Depreciation and depletion

Depreciation and depletion, after adjustments for changes in inventories, for the year ended December 31, 2019 was $82,198 compared to $67,340 in the comparable period in 2018. The increase in depreciation and depletion was due to the decrease in the Mineral Reserve in the 2019 Updates and the addition of ROU assets (defined below) in the period as a result of transition to IFRS 16 (defined below), offset by decreased mined ounces and timing of sales (movement of costs in inventory).

The majority of the Company’s depreciation and depletion is determined using the units of production method based on total ounces mined over the estimated Proven and Probable Mineral Reserves.

Site share-based compensation

Site share-based compensation, after adjustments for changes in inventories, for the year ended December 31, 2019 was $3,202 compared to $2,332 in the comparable period in 2018. The increase in site share-based compensation was due to an increase in the Company’s share price for valuation of its cash-settled restricted share units, offset by timing of issuing share-based compensation awards in 2019, which has been deferred to 2020.

Royalties and selling costs

Royalties and selling costs, after adjustments for changes in inventories, for the year ended December 31, 2019 were $6,223 (2018 — $896) and $12,776 (2018 — $18,758), respectively. The increase in royalty expense was due to the 1.2% NSR Royalty which began in December of 2018. Refer to the “Commitments” section of this MD&A.

Selling costs includes transportation costs which were $12,450 (2018 — $17,383). The decrease in transportation costs were primarily due to our transition from trucking container shipments of concentrate inventory out of Prince Rupert, British Columbia to bulk shipments through Stewart, British Columbia.

Write-down of inventories

The Company incurred a loss on the write-down of inventories for the year ended December 31, 2019 in the amount of $2,475 (2018 — nil). On November 2, 2018, Miami Metals I, Inc. (formerly known as, Republic Metals Refining Corporation) (“RMC”), a refinery used by the Company announced it had filed for Chapter 11 bankruptcy protection. A settlement agreement was reached during 2019 among the Company, RMC and its affiliated debtors and debtors in possession and RMC’s senior lenders. The settlement was approved by the United States Bankruptcy Court for the Southern District of New York on October 31, 2019. The finished goods inventory held by RMC was written down to reflect the cash settlement value received during the year.

Total cash cost(1) and AISC(1)

Total cash costs(1) for the year ended December 31, 2019 were $680 per ounce of gold sold compared to $623 per ounce of gold sold in the comparable period in 2018. Total cash costs(1) increased due to higher production costs for additional development and drilling and lower gold ounces produced and subsequently sold in the period.

AISC(1) for the year ended December 31, 2019 totaled $888 per ounce of gold sold compared to $764 per ounce of gold sold in the comparable period in 2018. AISC(1) increased due to higher production costs for additional drilling, increased sustaining capital expenditures in the period and lower gold ounces produced and subsequently sold in the period. Sustaining capital expenditures amounted to $22,871 (including $2,109 deferred development costs incurred during production).

1  Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Corporate administrative costs

Corporate administrative costs for the year ended December 31, 2019 were $18,674 compared to $15,788 in the comparable period in 2018.

Salaries and benefits for the year ended December 31, 2019 were $5,608 compared to $6,026 in the comparable period in 2018. The decrease in salaries and benefits was due to a decrease in the accrual of bonuses for corporate employees offset by an increase in salaries and head count.

Share-based compensation for the year ended December 31, 2019 was $5,459 compared to $4,140 in the comparable period in 2018. The increase in share-based compensation was due to the increase in the Company’s share price for valuation of its cash-settled restricted share units, offset by timing of issuing share-based compensation awards in 2019, which has been deferred to 2020.

Interest and finance expense

During the year ended December 31, 2019, the Company incurred interest and finance expense of $35,302 compared to $66,926 in the comparable period in 2018. The Company incurred $26,045 (2018 — $1,178) in interest expense related to its Loan Facility. In the comparable period, the Company incurred $56,834 in interest expense related to the Credit Facility, which was refinanced by way of the Loan Facility in December 2018. The decrease in interest expense was the result of a decrease in the overall effective interest rate on debt from 15.0% under the Credit Facility to 5.2% under the Loan Facility.

Interest and finance income

During the year ended December 31, 2019, the Company earned interest and finance income of $1,231 compared to $2,728 in the comparable period in 2018. The decrease in interest and finance income was the result of a lower cash and cash equivalents balance throughout the year. In 2018, the Company was building cash and cash equivalents to repurchase the Stream Obligation whereas, in 2019, the Company used excess cash to reduce its Loan Facility and repurchase the Offtake Obligation.

Loss on financial instruments at fair value

In September of 2015, we completed the $540,000 construction financing (the “Construction Financing”) with two lending parties. The financing was comprised of the Credit Facility, a $150,000 prepayment under the callable gold and silver stream agreement (the “Stream Agreement”) pursuant to which the Company was obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 and a payment of $20,000 (the “Stream Obligation”), and a private placement of our common shares for $40,000. The Company refinanced the Credit Facility by way of the Loan Facility and repurchased the Stream Obligation in December 2018.

Under the offtake agreement dated September 15, 2015 entered into by the Company in connection with the Construction Financing (the “Offtake Agreement”), the Company was obligated to sell 100% of refined gold up to 7,067,000 ounces to the offtake counterparties (the “Offtake Obligation”). The final purchase price to be paid by each purchaser under the Offtake Obligation was, at the purchaser’s option, a market referenced gold price in USD per ounce during a defined pricing period before and after the date of each sale.

Until the repurchase of the Offtake Obligation on September 30, 2019, the obligation was recorded at fair value at each statement of financial position date. During the year ended December 31, 2019, the changes in fair value of the Offtake Obligation was a function of changes to the estimated production schedule, as we moved from 2,700 tonnes per day to 3,800 tonnes per day, an increase in future gold prices, a decrease in interest rates, a decrease in credit spread and adjustments to the final settlement amount on repurchase of the Offtake Obligation.

The change in fair value of the Offtake Obligation resulted in a loss of $15,415 (2018 — gain of $3,593). In the comparable period in 2018, the loss on financial instruments at fair value was also impacted by a fair value loss on the Stream Obligation of $20,574 and a fair value loss on the prepayment and extension options in the Credit Facility of $132.

With the repurchase of the Stream Obligation and Offtake Obligation, there will be no further fair value adjustments on financial instruments impacting our earnings.

Current and deferred income taxes

For the year ended December 31, 2019, current income tax expense was $4,561 related to the 2% net current proceeds portion of the BCMT compared to $4,196 in the comparable period in 2018. For the year ended December 31, 2019, deferred income tax expense was $36,799 compared to $12,668 in the comparable period in 2018.

For the year ended December 31, 2019, our effective tax rate, including both current and deferred income taxes, was 50.3%. Excluding the impact of the reversal of a BCMT deferred tax asset due to the repurchase of the Offtake Obligation ($7,821), amortization of the IRE ($5,011) offset by the effect of foreign exchange on our BCMT pools ($6,305), our effective tax rate was 42.3%. We will continue to experience effective tax rate volatility from the CAD to USD foreign exchange on our BCMT pools until those pools are fully utilized and amortization of the IRE.

LIQUIDITY AND CAPITAL RESOURCES

The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly. The Company monitors forecasts of liquidity in the form of cash and cash equivalents to ensure it has sufficient cash to meet operational needs.

Factors that can impact the Company’s liquidity are monitored regularly and include assumptions of gold market prices, foreign exchange rates, production levels, operating costs and capital costs. Contractual obligations and other commitments that could impact the Company’s liquidity are detailed in the “Commitments” section of this MD&A. We prepare annual expenditure budgets that are approved by our Board of Directors.

Our capital structure consists of debt instruments, convertible debt instruments and equity attributable to common shareholders comprised of issued share capital, contributed surplus, accumulated comprehensive loss and deficit.

Liquidity and capital resources

Working capital(1)

Our cash and cash equivalents as at December 31, 2019 totaled $23,174 decreasing by $22,233 from $45,407 as at December 31, 2018. The decrease in cash and cash equivalents was primarily due to an increase in cash outflows related to principal repayments on the Loan Facility, the repurchase of the Offtake Obligation and sustaining and expansion capital expenditures offset by an increase in cash flows generated from operations of the Brucejack Mine.

The Company has a working capital(1) deficit of $66,805 as at December 31, 2019 compared to a deficit of $48,163 as at December 31, 2018. At current gold prices and our average realized cash margin(1), management believes future cash flows from operations are sufficient to fund our operations, as well as other planned and foreseeable commitments currently estimated for 2020. With respect to medium- and longer-term capital requirements, management believes that operating cash flow, the Company’s active management of its operations and development activities, and where appropriate, capital available through financing sources such as debt funding, will enable the Company to meet its capital requirements.

At December 31, 2019, $16,392 was available under our Loan Facility for additional liquidity.

We generated cash from operations of $225,073 for the year ended December 31, 2019 compared to $197,244 in the comparable period in 2018. For the year ended December 31, 2019, the Company delivered 234,378 ounces of gold pursuant to its Offtake Obligation. Prior to the date of repurchase, the settlement of gold ounces resulted in a decrease in the Offtake Obligation of $3,068 (2018 — $4,423) due to the realized loss attributable to the final settlement price in the defined pricing period and the gold spot price on the date of delivery.

Working capital(1) items other than cash and cash equivalents and the current portion of long-term debt consisted of receivables and other of $17,431 and inventories of $21,945 (valued at cost) offset by accounts payable and accrued liabilities of $62,688.

Receivables and other is comprised primarily of $6,441 of BC Mineral Exploration Tax Credit receivable, $6,210 of trade receivables, $3,109 of prepayments and deposits, and $1,652 of Goods and Services Tax refunds. Inventory is comprised of $13,403 in materials and supplies, $8,213 in finished metal and $329 in in-circuit inventory.

Accounts payable and accrued liabilities includes trade payables and accrued liabilities of $45,495, the current portion of lease obligations of $5,988, the employee benefit liability of $4,620 and the current portion of the restricted share unit liability of $3,009. Trade payables and accrued liabilities includes $6,334 of remaining construction related payables and holdbacks.

1  Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

During the year ended December 31, 2019, the exercise of share options provided us with $7,634 (2018 — $8,353) of additional liquidity.

Cash flows

The Company’s cash flows from operating, investing and financing activities are summarized in the following table for the three months and year ended December 31, 2019 and 2018:

	For the three months ended		For the year ended
In thousands of USD	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Cash flow information

Cash generated by operations	$66,133	$42,886	$225,073	$197,244
Cash used in financing activities	(43,253)	(183,756)	(207,044)	(179,398)
Cash used in investing activities	(16,386)	(2,759)	(40,825)	(27,334)
Effect of foreign exchange rate changes on cash and cash equivalents	97	(1,282)	563	(1,390)
Change in cash and cash equivalents	$6,591	$(144,911)	$(22,233)	$(10,878)

The Company generated $66,133 and $225,073 in operating cash flows for the three months and year ended December 31, 2019 respectively, compared to $42,886 and $197,244 for the respective comparable periods in 2018. The increase in cash flows generated from operations is primarily due to the increase in gold price per ounce partially offset by fewer gold ounces produced and subsequently sold in the year.

The Company used $43,253 in financing cash flow for the three months ended December 31, 2019 (2018 — $183,756). For the fourth quarter of 2019, financing cash outflows included a $20,000 payment to complete the repurchase of the Offtake Obligation, a $16,667 repayment on the Loan Facility, payment of $5,225 in interest related to the Loan Facility and lease payments of $1,651. In the comparable period in 2018, the Company closed the Loan Facility for net proceeds of $472,384 which was used to repay its Credit Facility of $422,724 (principal and accrued interest). We also repurchased the Stream Obligation for $237,000.

The Company used $207,044 in financing cash flows for the year ended December 31, 2019 (2018 — $179,398). For the 2019-year, financing cash outflows included $98,000 in repayments on the Loan Facility, $82,416 to repurchase the Offtake Obligation, payments of $27,511 in interest related to the Loan Facility and convertible notes and lease payments of $6,484 offset by $7,634 of proceeds generated from the exercise of share options. In the comparable period in 2018, the Company generated net proceeds of $472,384 on the Loan Facility, $8,353 in proceeds from the exercise of share options and $2,304 in proceeds from a flow-through share financing. Using cash available from operating activities and with additional funds from the Loan Facility, we made a payment of $422,724 on the Credit Facility (principal and accrued interest), repurchased the Stream Obligation for $237,000, and paid $2,250 in interest related to the convertible notes in 2018.

Cash used in investing activities for the three months and year ended December 31, 2019 was $16,386 and $40,825 respectively, compared to $2,759 and $27,334 in the respective comparable periods in 2018. For the 2019 periods, cash used in investing activities was related to sustaining and expansion capital expenditures and exploration and evaluation expenditures. In the comparable periods in 2018, cash used in investing activities also included the payment of construction-related payables.

Sustaining and expansion capital and exploration and evaluation expenditures are higher during the summer months as a result of an increase in outdoor work due to more favourable weather conditions.

SUMMARY OF ANNUAL FINANCIAL RESULTS

	For the year ended
In thousands of USD, except per share data	December 31, 2019	December 31, 2018	December 31, 2017
Revenue	$484,540	$454,556	$177,933

Earnings from mine operations	151,383	150,629	52,853

Net earnings (loss)	40,917	36,620	(16,453)

Net comprehensive earnings (loss)	40,917	42,163	(16,453)

Earnings (loss) per share - basic	0.22	0.20	(0.09)
Earnings (loss) per share - diluted	0.22	0.20	(0.09)

Total assets	1,573,167	1,613,418	1,671,537

Long-term liabilities(1)	489,510	573,659	300,602

Cash dividends	—	—	—

Cash and cash equivalents	23,174	45,407	56,285

Mineral properties, plant and equipment	1,500,512	1,522,919	1,564,860

(1)             As at December 31, 2019, long-term liabilities does not include the current portion of the Company’s Loan Facility in the amount of $66,667 (2018 — $78,385). As at December 31, 2017, long-term liabilities does not include the current portion of the Credit Facility in the amount of $368,890.

Our financial results are driven by gold production and the average realized price(1) of gold. Significant changes in either of these factors directly impact our revenue, earnings from mine operations and net earnings (loss).

SUMMARY OF QUARTERLY FINANCIAL RESULTS

The following table contains selected quarterly information derived from the Company’s unaudited quarterly condensed consolidated interim financial statements, which are reported under IFRS applicable to interim financial reporting.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

In thousands of USD,	2019	2019	2019	2019	2018	2018	2018	2018
except per share data	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$135,484	$132,735	$113,202	$103,119	$108,596	$110,060	$146,478	$89,422
Earnings from mine operations	$45,857	$46,585	$29,789	$29,152	$36,117	$37,608	$60,070	$16,834
Net earnings (loss)	$20,049	$6,259	$10,443	$4,166	$2,847	$10,734	$31,097	$(8,058)
Comprehensive earnings (loss)	$20,049	$6,259	$10,443	$4,166	$3,535	$11,725	$33,023	$(6,120)
Earnings (loss) per share -
Basic	$0.11	$0.03	$0.06	$0.02	$0.01	$0.06	$0.17	$(0.04)
Diluted	$0.11	$0.03	$0.06	$0.02	$0.01	$0.06	$0.17	$(0.04)
Total assets	$1,573,167	$1,579,105	$1,609,644	$1,625,855	$1,613,418	$1,771,543	$1,731,950	$1,678,657
Long-term liabilities(1)	$489,510	$489,464	$550,196	$579,873	$573,659	$178,088	$408,597	$395,208
Cash dividends	$—	$—	$—	$—	$—	$—	$—	$—
Cash and cash equivalents	$23,174	$16,583	$34,281	$50,868	$45,407	$190,318	$142,495	$70,540
Mineral properties, plant and equipment	$1,500,512	$1,519,702	$1,521,301	$1,530,763	$1,522,919	$1,534,908	$1,542,419	$1,556,945

(1)                 As at December 31, 2019, long-term debt does not include the current portion of the Company’s Loan Facility in the amount of $66,667 (2018 - $78,385).

Our financial results are driven by gold production and the average realized price(1) of gold. Significant changes in either of these factors directly impact our revenue, earnings from mine operations and net earnings (loss).

COMMITMENTS

The following table provides our contractual obligations as of December 31, 2019:

In thousands of USD	1 year	2-3 years	4-5 years	More than 5 years	Total
Operating activities:
Decommissioning and restoration provision	$53	$119	$—	$21,067	$21,239
Lease obligations	6,549	6,689	1,849	—	15,087
Purchase commitments	7,644	—	—	—	7,644
Short-term lease commitments	233	—	—	—	233

Financing activities:
Principal repayments on Loan Facility	66,667	315,333	—	—	382,000
Repayment of convertible notes	2,250	103,366	—	—	105,616
Interest payments on Loan Facility(1)	16,273	21,970	—	—	38,243
	$99,669	$447,477	$1,849	$21,067	$570,062

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

The Brucejack Mine is subject to a 1.2% net smelter returns royalty (“1.2% NSR royalty”) on production in excess of cumulative 503,386 ounces of gold and 17,907,080 ounces of silver. The gold ounce production threshold for the 1.2% NSR royalty was met in December 2018. For the year ended December 31, 2019, $5,575 (2018 — $258) was expensed to royalties and selling costs in the statement of earnings.

CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations.

Class action lawsuits

Canadian Class Action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action claim (the “Wong Action”) against the Company, Robert Quartermain (a director, and the President and the CEO of the Company at such time) and Snowden Mining Industry Consultants Ltd. (“Snowden”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action alleges that the price of the Company’s shares on the TSX and NYSE suffered a significant drop in value following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision. The Company and Robert Quartermain consented to, and on January 23, 2019 the Court granted, an order certifying the Wong Action as a class proceeding pursuant to the Class Proceedings Act (Ontario). The Company and Robert Quartermain have moved for summary judgment to dismiss the Wong Action, and their motion for summary judgment is scheduled to be heard in the third quarter of 2020.

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

United States Class Action

Two putative class action complaints were filed against the Company and certain of its officers in the United States District Court for the Southern District of New York, one on September 7, 2018 and the other on October 19, 2018. The complaints were filed on behalf of an alleged class of all persons and entities who purchased or acquired shares of the Company between July 21, 2016 and September 6, 2018, and relate to public disclosures of the Company made between July 2016 and September 2018 regarding the Brucejack Mine.

On April 8, 2019, the United States District Court for the Southern District of New York issued an order granting Aurico Gold Fund LP’s motion to consolidate the two cases under the case caption “In re Pretium Resources, Inc. Securities Litigation” (the “Aurico Action”), appoint itself as lead plaintiff, and approve lead plaintiff’s selection of counsel. On June 21, 2019, the plaintiffs in the Aurico Action filed a Consolidated Amended Class Action Complaint. The Company has retained legal counsel in connection with these matters and on August 27, 2019, filed its memorandum of law in support of its motion to dismiss the Aurico Action. The plaintiffs filed their opposition to the Company’s motion to dismiss on October 28, 2019 and the Company filed its reply brief on December 10, 2019.

The Company believes that the allegations made against it and its officers in the Aurico Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

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

The Company is of the view that any liability it may have is within the limits of the lien holdback it continues to hold in trust with respect to these claims. The Company believes that all other allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Other than as expressed herein, and remuneration of key management personnel and the Board of Directors, in the ordinary course of their employment or directorship, as applicable, we had no transactions with related parties as defined in IAS 24, Related Party Disclosures.

We have entered into employment agreements with each of our officers, including our President and Chief Executive Officer (our “CEO”), our Executive Vice President and Chief Financial Officer (our “CFO”), our Vice President, Operations (our “VP Ops”), our Executive Vice President, Corporate Affairs and Sustainability (our “EVP Corporate”), and our Vice President and Chief Exploration Officer (our “CExO).

We were also party to an employment agreement with our former Executive Chairman (our “Exec Chair”), who retired on December 31, 2019. Under his employment agreement, the Exec Chair was entitled to a retirement allowance which was payable in full in the event the Exec Chair terminates his employment with the Company. The retirement allowance, in the amount of $4,620 (C$6,000), remained a current liability as at December 31, 2019. With the retirement of the Exec Chair on December 31, 2019, the retirement allowance was paid on January 3, 2020.

Under the employment agreements, our officers, including the CEO, CFO, VP Ops, EVP Corporate and CExO receive a base salary, extended benefits and are eligible for an annual performance-based bonus and long-term incentive awards determined at the discretion of our Board of Directors.

Certain of our officers, including the CEO, CFO, VP Ops, EVP Corporate and CExO are also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

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

Key accounting policy judgment

Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed for impairment indicators on the Company’s mineral properties, plant and equipment and concluded that no impairment indicators exist as of December 31, 2019.

As at March 31, 2019, management assessed impairment indicators for the Company’s mineral properties, plant and equipment and concluded, that due to a decrease in total contained ounces in the updated Mineral Reserves of the Brucejack Mine, an indicator of impairment existed. Refer to the results of the impairment assessment below in the “Sources of estimation uncertainty - Recoverable amount of the Brucejack Mine” section

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2019.

Sources of estimation uncertainty

Mineral Reserves and Resources

The Company estimates its mineral reserves and resources based on information compiled and reviewed by Qualified Persons as defined in accordance with NI 43-101 requirements. The estimation of mineral reserves and resources requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs and recovery rates. There are uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation and may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of reserves and may, ultimately, result in the reserves being revised.

The changes in the Proven and Probable Mineral Reserves announced on April 4, 2019 impacted the calculation of depreciation and depletion expense, the estimated timing of settlement of the decommissioning and site restoration provision, and the measurement of the Offtake Obligation.

Recoverable amount of the Brucejack Mine

At March 31, 2019, the Company identified an indicator of impairment for the Brucejack Mine cash generating unit. For the impairment assessment completed at March 31, 2019, the recoverable amount of the Brucejack Mine cash generating unit was determined based on the FVLCD method using discounted future cash flows. The estimates used by management in arriving at the recoverable amount are subject to various risks and uncertainties including changes in future gold and silver prices, exchange rates, capital cost estimates, operating cost estimates, estimated reserves and resources and the discount rate. Changes in estimates could affect the expected recoverability of the Brucejack Mine.

The Brucejack Mine cash-generating unit includes mineral properties, plant and equipment, construction in progress and ROU assets. The carrying amount of the cash-generating unit at March 31, 2019 was $1,299,017.

In arriving at FVLCD, post-tax cash flows were estimated using the following significant assumptions: (a) the latest mineral reserve; (b) production profile, operating costs and capital costs from the latest detailed life of mine plan; (c) a gold price of $1,300 per ounce; (d) a silver price of $15.20 per ounce; (e) a foreign exchange rate of C$1.00:US$0.775; and (f) a real discount rate of 6.0%.

The Company’s assessment of FVLCD exceeded the carrying amount of the Brucejack Mine cash-generating unit and as a result, no impairment loss was recognized in the statement of earnings.

CHANGES IN ACCOUNTING POLICIES

IFRS 16, Leases (“IFRS 16”)

The Company adopted IFRS 16 effective January 1, 2019 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17, Leases (“IAS 17”) and IFRIC 4, Determining Whether an Arrangement Contains a Lease. IFRS 16 provides a single lessee accounting model, requiring lessees to recognize a right of use asset (“ROU asset”) and a lease obligation at the lease commencement date.

Accounting policy applicable from January 1, 2019

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•                  The contract involves the use of an identified asset, either explicitly or implicitly, including consideration of supplier substitution rights;

•                  The Company has the right to obtain substantially all the economic benefits from the use of the asset throughout the period of use; and

•                  The Company has the right to direct the use of the asset.

The ROU asset is initially measured based on the initial amount of the lease obligation plus any initial direct costs incurred less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the ROU asset or the lease term using either the straight-line or units-of-production method depending on which method more accurately reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. The ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation.

The lease obligation is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease obligation is measured at amortized cost using the effective interest method and remeasured when there is a change in future lease payments. Future lease payments can arise from a change in an index or rate, if there is a change in the Company’s estimate of the expected payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease obligation is remeasured, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded to the statement of earnings (loss) if the carrying amount of the ROU asset has been reduced to zero.

Accounting policy applicable before January 1, 2019

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. It requires consideration as to whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

A reassessment is made after inception of the lease only if one of the following applies: (a) there is a change in contractual terms, other than a renewal or extension of the arrangement; (b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term; (c) there is a change in the determination of whether fulfillment is dependent on a specified asset; or (d) there is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the changes in circumstances gave rise to the reassessment or at the date of the renewal or extension period.

Finance leases, which transfer to the Company substantially all the risks and rewards incidental to ownership of the leased item, are capitalized at the commencement of the lease term (the date from which the lessee is entitled to exercise its right to use the leased asset) at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership. Operating lease payments are recognized as an expense in the statement of earnings (loss) on a straight-line basis over the lease term.

Impact of transition to IFRS 16

The Company previously classified leases as operating or finance leases, based on the Company’s assessment of whether the lease transferred significantly all the risks and rewards incidental to ownership of the underlying asset. Under IFRS 16, the Company recognizes ROU assets and lease obligations for most leases.

At transition, lease obligations were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as at January 1, 2019. ROU assets were measured at an amount equal to the lease obligation, adjusted by the amount of any prepaid or accrued lease payments.

The Company has elected to apply the practical expedient not to recognize ROU assets and lease obligations for short-term leases that have a lease term of twelve months or less and leases of low-value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

For leases that were classified as finance leases under IAS 17, the carrying amount of the ROU asset and the lease obligation at January 1, 2019 are determined as the carrying amount of the lease asset and lease obligation under IAS 17 immediately before that date.

Incremental ROU assets and lease obligations of $11,891 were recorded as of January 1, 2019, with no net impact on deficit. When measuring lease obligations, the Company discounted lease payments using the Company’s incremental borrowing rate of 5.7% at January 1, 2019.

The following table reconciles the Company’s operating lease commitments at December 31, 2018, as previously disclosed in the Company’s annual consolidated financial statements, to the lease obligation recognized on initial application of IFRS 16 at January 1, 2019.

Adoption of IFRS 16
Operating lease commitments - December 31, 2018	$13,804
Adjustments from adoption of IFRS 16	(96)
Operating lease commitments - December 31, 2018	13,708

IFRS 16 recognition exemptions:
Short-term leases	(727)
Low-value leases	(24)
Effect from discounting using the incremental borrowing rate - January 1, 2019	(1,066)
Lease obligation recognized on adoption of IFRS 16	11,891
Finance lease obligation (IAS 17) - December 31, 2018	748
Lease obligation - January 1, 2019	$12,639

For presentation on the statement of financial position, the current portion of the lease obligation was classified within accounts payable and accrued liabilities and the non-current portion within other liabilities. ROU assets were included within mineral properties, plant and equipment.

IFRS 9, Financial Instruments (“IFRS 9”)

The Company adopted IFRS 9, Financial Instruments (“IFRS 9”) effective January 1, 2018. IFRS 9 replaces the provisions of IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the recognition, classification and measurement of financial assets and financial liabilities, de-recognition of financial instruments, impairment of financial assets and hedge accounting.

For further information related to the IFRS 9 transition, refer to the MD&A for the years ended December 31, 2018 and 2017.

NEW ACCOUNTING POLICIES

Our significant accounting policies, including those initially adopted during the financial year ended December 31, 2019, are presented in Note 3 to the audited consolidated financial statements for the years ended December 31, 2019 and 2018. New accounting policies adopted during the year related to the Company’s adoption of IFRS 16 and are described in the “Changes in Accounting Policies” section of this MD&A.

NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

There are no IFRS standards or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a material impact on the Company.

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

Classification of financial liabilities

We have the following financial liabilities: accounts payable and accrued liabilities which include lease obligations, the restricted share unit liability, the deferred share unit liability, the Loan Facility and the debt portion of the convertible notes.

Accounts payable and accrued liabilities, the Loan Facility and the debt portion of the convertible notes are classified as financial liabilities at amortized cost and are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are held at amortized cost using the effective interest method.

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

Risk management is the responsibility of management and is carried out under policies approved by the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and Board of Directors. The type of risk exposure and the way in which such exposure is managed is discussed below:

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices will affect the Company’s cash flows or value of its financial instruments.

Currency risk

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses would impact earnings.

The Company is exposed to currency risk through cash and cash equivalents, receivables and other excluding trade receivables, restricted cash and accounts payable and accrued liabilities which are denominated in CAD. The Company has not hedged its exposure to currency fluctuations at this time.

In addition to currency risk from financial instruments, a significant portion of the Company’s mine production costs, capital expenditures and corporate administrative costs are incurred in CAD. Consequently, fluctuations in the USD exchange rate against the CAD increases the volatility of cost of sales and corporate administrative costs.

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

The Company is subject to interest rate risk with respect to its Loan Facility. Interest rates associated with this facility are based on LIBOR and the administrative agents’ base rate which fluctuate based on market conditions.

The Company was subject to interest rate risk with respect to the fair value of the Offtake Obligation which was accounted for at FVTPL. The Offtake Obligation was repurchased on September 30, 2019.

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

The financial instruments impacted by commodity prices are trade receivables. Price adjustments are made in subsequent periods to the customer receivables for concentrate sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables are fair valued and adjusted each period to reflect forward market prices to the estimated settlement date.

The Company has not hedged the price of any commodity at this time.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, trade receivables and restricted cash.

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions. Management believes the risk of loss related to these deposits to be low. The Company continually evaluates changes in the status of its counterparties.

The Company is exposed to credit risk through its trade receivables, which are principally with internationally recognized counterparties. The Company sold its refined gold to counterparties to its Offtake Agreement until September 15, 2019. Currently, the Company sells its refined gold on spot contracts to financial institutions in Canada and its concentrates to trading companies.

The Company sells its silver to refineries located in Canada and other jurisdictions and trading companies. The Company has had limited instances of default from its counterparties. The Company continually evaluates the counterparties to which it sells its product. The Company is not economically dependent on a limited number of customers for the sale of its gold and silver as its products can be sold through numerous world-wide commodity markets.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly, and we try to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand by us for our programs. To the extent we do not believe there is sufficient liquidity to meet obligations, we will consider drawing on the Loan Facility, securing additional debt or equity funding. For further discussion, refer to the “Liquidity and Capital Resources” section of this MD&A.

EVENTS AFTER REPORTING DATE

Leadership transition plan

Subsequent to year end, the Company’s Board of Directors has initiated an external search for a new CEO. Joseph Ovsenek has agreed to continue to serve as CEO while the search is underway.

In other management changes, Warwick Board, Vice President, Geology and Chief Geologist, has resigned to pursue a new opportunity.

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

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD, except for per ounce data	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Gold ounces sold	93,248	89,011	351,348	367,428
Cost of sales per ounce sold reconciliation
Cost of sales	$89,627	$72,479	$333,157	$303,927
Cost of sales per ounce of gold sold	$961	$814	$948	$827

Total cash costs

Total cash costs is a common financial performance measure in the gold mining industry but has no standard meaning. The Company reports total cash costs on a gold ounce sold basis. The Company believes that, in addition to measures prepared in accordance with IFRS, such as revenue, certain readers can use this information to evaluate the Company’s performance and ability to generate operating earnings and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating cost performance. Total cash costs for the three months and year ended December 31, 2019 and 2018 are not comparable due to the adoption of IFRS 16, resulting in an increase in depreciation and depletion associated with ROU assets.

Total cash costs include cost of sales such as mining, processing, surface services and other, mine general and administrative costs, royalties and selling costs and changes in inventories less non-cash depreciation and depletion, write-down of inventories due to RMC bankruptcy, site share-based compensation and silver revenue divided by gold ounces sold to arrive at total cash costs per ounce of gold sold. Other companies may calculate this measure differently.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD, except for per ounce data	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Gold ounces sold	93,248	89,011	351,348	367,428
Total cash costs reconciliation
Cost of sales	$89,627	$72,479	$333,157	$303,927
Less: Depreciation and depletion	(22,751)	(16,524)	(82,198)	(67,340)
Less: Write-down of inventories	—	—	(2,475)	—
Less: Site share-based compensation	(564)	(523)	(3,202)	(2,332)
Less: Silver revenue	(1,795)	(1,150)	(6,524)	(5,362)
Total cash costs	$64,517	$54,282	$238,758	$228,893
Total cash costs per ounce of gold sold	$692	$610	$680	$623

All-in sustaining costs

The Company believes that AISC more fully defines the total costs associated with producing gold. AISC is calculated based on the definitions published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 26 gold mining companies from around the world). The WGC is not a regulatory organization. The Company calculates AISC as the sum of total cash costs (as described above), sustaining capital expenditures (excluding expansion capital related to the 3,800 tonne per day expansion project), accretion on decommissioning and restoration provision, treatment and refinery charges, payments on lease obligations, site share-based compensation, and corporate administrative costs, all divided by the gold ounces sold to arrive at a per ounce amount.

Effective January 1, 2019, the Company adopted the WGC’s revised definition for AISC, which includes cash payments from sustaining leases to address the adoption of IFRS 16.

Other companies may calculate this measure differently as a result of differences in underlying principles and policies applied. Differences may also arise due to a different definition of sustaining versus non-sustaining capital.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD, except for per ounce data	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Gold ounces sold	93,248	89,011	351,348	367,428

All-in sustaining costs reconciliation
Total cash costs	$64,517	$54,282	$238,758	$228,893
Sustaining capital expenditures (1)	3,275	3,720	22,871	16,533
Accretion on decommissioning and restoration provision	77	136	446	568
Treatment and refinery charges	5,769	4,410	22,165	16,797
Payments on lease obligations	1,651	—	6,484	—
Site share-based compensation	564	523	3,202	2,332
Corporate administrative costs (2)	4,922	6,728	18,025	15,662
Total all-in sustaining costs	$80,775	$69,799	$311,951	$280,785
All-in sustaining costs per ounce of gold sold	$866	$784	$888	$764

(1)             Sustaining capital expenditures includes deferred development costs.

(2)             Includes the sum of corporate administrative costs per the statement of earnings and comprehensive earnings, excluding depreciation within those figures.

Average realized price and average realized cash margin

Average realized price and average realized cash margin per ounce of gold sold are used by management and readers to better understand the gold price and cash margin realized throughout a period.

Average realized price is calculated as revenue from contracts with customers plus treatment and refinery charges included in concentrate revenue less silver revenue divided by gold ounces sold. Average realized cash margin represents average realized price per gold ounce sold less total cash costs and treatment and refinery charges per gold ounce sold.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD, except for per ounce data	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Revenue from contracts with customers	$134,070	$108,311	$477,943	$457,615
Treatment and refining charges	5,769	4,410	22,165	16,797
Less: Silver revenue	(1,795)	(1,150)	(6,524)	(5,362)
Gold revenue(1)	$138,044	$111,571	$493,584	$469,050
Gold ounces sold	93,248	89,011	351,348	367,428
Average realized price	$1,480	$1,253	$1,405	$1,277

Less: Total cash costs per ounce of gold sold	(692)	(610)	(680)	(623)
Less: Treatment and refining charges per ounce of gold sold	(62)	(49)	(63)	(46)
Average realized cash margin per ounce of gold sold	$726	$594	$662	$608

(1)             Gold revenue excludes the gain on trade receivables at fair value related to provisional pricing adjustments in the amount of $1,414 and $6,597 (2018 — $285 and loss of $3,059) for the three months and year ended December 31, 2019, respectively.

Adjusted earnings and adjusted basic earnings per share

Adjusted earnings and adjusted basic earnings per share are used by management and readers to measure the underlying operating performance of the Company. Presenting these measures helps management and readers evaluate earning trends more readily in comparison with results from prior periods.

Adjusted earnings is defined as net earnings adjusted to exclude specific items that are significant, but not reflective of the underlying operations of the Company, including: loss on financial instruments at fair value, amortization of discount on Credit Facility (as applicable), amortization of Loan Facility transaction costs (as applicable), accretion on convertible notes, impairment provisions and reversals and deferred income tax expense (recovery). Adjusted basic earnings per share is calculated using the weighted average number of shares outstanding under the basic method of earnings per share as determined under IFRS.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD, except for per share data	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Basic weighted average shares outstanding	185,353,253	183,708,408	184,731,109	182,905,004

Adjusted earnings and adjusted basic earnings per share reconciliation

Net earnings for the period	$20,049	$2,847	$40,917	$36,620
Adjusted for:
Loss on financial instruments at fair value	—	10,736	15,415	17,113
Amortization of discount on Credit Facility	—	7,234	—	27,285
Amortization of Loan Facility transaction costs	1,539	95	1,989	95
Accretion on convertible notes	1,403	1,403	5,568	5,568
Deferred income tax expense (recovery)	10,133	(2,138)	36,799	12,668
Adjusted earnings	$33,124	$20,177	$100,688	$99,349
Adjusted basic earnings per share	$0.18	$0.11	$0.55	$0.54

Free cash flow

Free cash flow is calculated as cash generated from operating activities less cash used in investing activities. It provides useful information to management and readers as an indicator of the cash generated from the Company’s operations before consideration of how those activities are financed.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measures disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD, except for per share data	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Cash generated from operating activities	66,133	42,886	225,073	197,244
Cash used in investing activities	(16,386)	(2,759)	(40,825)	(27,334)
Free cash flow	$49,747	$40,127	$184,248	$169,910

Working capital

Working capital is defined as current assets less current liabilities and provides useful information to management and readers about liquidity of the Company.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousand of USD	December 31, 2019	December 31, 2018
Current assets	$62,550	$88,470
Current liabilities(1)	129,355	136,633
Working capital deficit	$(66,805)	$(48,163)

(1)             As at December 31, 2019, current liabilities include the current portion of the Loan Facility in the amount of $66,667 (2018 - $78,385). As at December 31, 2018, current liabilities also include the current portion of the Offtake Obligation in the amount of $7,576.

OUTSTANDING SHARE DATA

As at February 11, 2020, the Company had the following number of securities outstanding:

	Number of securities	Exercise price ($)	Exercise price currency	Weighted average remaining life (years)
Common shares	185,380,300			—
Share options	3,460,810	$6.75 - $15.35	CAD	1.90
Convertible notes	6,250,000	$16.00	USD	2.09
Restricted share units(1)	298,667		CAD	1.55
Performance share units(1)	160,461		CAD	1.37
	195,550,238

(1)             The Company may settle restricted share units (“RSUs”) and performance share units (“PSUs”) in cash or common shares of the Company, on a basis of one common share for each RSU and, depending on achievement of performance criteria, zero to two common shares for each PSU, as applicable.

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

Management with the participation of the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as at December 31, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (COSO 2013). Based upon the results of that assessment as at December 31, 2019, management concluded that our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting, as of December 31, 2019, has been audited by PricewaterhouseCoopers LLP, who also audited our consolidated financial statements for the years ended December 31, 2019 and 2018, as stated in its report which appears in such consolidated financial statements.

There have been no significant changes in our internal controls during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Disclosure controls and procedures

Management, with the participation of the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, assessed the effectiveness of our disclosure controls and procedures as of December 31, 2019. Based upon the results of that evaluation, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company is accumulated and communicated to management (particularly during the period in which the Company’s annual filings are being prepared) to allow timely decisions regarding required disclosure, and that the information disclosed by us in the reports that we file is appropriately recorded, processed, summarized and reported within the time period specified in applicable securities legislation.

RISKS AND UNCERTAINTIES

Natural resources exploration, development and operation involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in our Annual Information Form dated March 28, 2019 and filed in Canada under our profile on SEDAR at www.sedar.com, and in the United States on Form 40-F through EDGAR at the SEC’s website at www.sec.gov, and those set out in our Annual Information Form and Form 40-F for the year ended December 31, 2019, once filed with the applicable securities regulatory authorities. You should carefully consider such risks and uncertainties prior to deciding to invest in our securities

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “ “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations including cash generated therefrom and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, statements with respect to: production and cost guidance, and our expectations around achieving such guidance; our future operational and financial results, including estimated cash flows (including free cash flow forecasts) and the timing thereof; expectations around grade of gold and silver production; the Brucejack Mine production rate and gold recovery rate; capital modifications and upgrades, underground development and anticipated benefits thereof, and estimated expenditures and timelines in connection therewith, including with respect to achievement of steady state production of, 3,800 tonnes per day production rate; payment of debt, operating and other obligations and commitments including timing and source of funds; our mining (including mining methods), expansion, exploration and development activities, including longitudinal longhole stoping initiatives, the reverse circulation drill program, our infill, expansion and underground exploration drill programs and our grassroots exploration program, and the results, costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our management, operational plans and strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources (including capital resources); our intentions with respect to our capital resources; capital allocation plans; our financing activities, including plans for the use of proceeds thereof; the estimation of Mineral Reserves and Resources including any updates thereto; realization of Mineral Reserve and Resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates; estimated economic results of the Brucejack Mine, including net cash flow and net present value; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; results, analyses and interpretations of exploration and drilling programs; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our Mineral Reserves and Resources and life of mine plan for the Brucejack Mine, and the anticipated effects and timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; our executive compensation policy, approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; our effective tax rate and the recognition of our previously unrecognized income tax attributes; new accounting standards applicable to the Company, including methods of adoption and the effects of adoption of such standards; statements regarding USD cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments; management and board of directors succession plans; and the impact of financial instruments on our earnings. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, those related to:

•                  uncertainty as to the outcome of legal proceedings;

•                  the effect of indebtedness on cash flow and business operations;

•                  the effect of restrictive covenants pursuant to the Loan Facility;

•                  assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections;

•                  our production, grade of gold, cash flow and cost estimates, including the accuracy thereof;

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

•                  the development of our properties and expansion of our operations;

•                  our ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties;

•                  our ability to generate operating revenues and cash flow in the future;

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

•                  non-compliance with permits that are obtained or delay in obtaining or renewing, failure to obtain or renew permits required in the future;

•                  increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations;

•                  compliance with emerging climate change regulation and the detrimental effects of climate change;

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

•                  land reclamation and mine closure requirements;

•                  our ability to identify and successfully integrate any material properties we acquire;

•                  currency exchange rate fluctuations;

•                  competition in the mining industry for properties, qualified personnel and management;

•                  our ability to attract and retain qualified management and personnel;

•                  the ability of our new executives to successfully transitions into their roles;

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

This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this MD&A, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein); planned exploration, development and production activities and the costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Reserve estimates and related information, analyses and interpretations (including with respect to any updates or anticipated updates); the geology and mineralization of the Brucejack Project; operating conditions; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources, and our ability to raise any necessary additional capital on reasonable terms; our ability to satisfy the terms and conditions of our debt obligations; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; favourable equity and debt capital markets; and stability in financial capital markets. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this MD&A.

Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in our Annual Information Form and From 40-F, each dated March 28, 2019, for the year ended December 31, 2018, our MD&A for the years ended December 31, 2018 and 2017, and our other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, “the Pretivm Disclosure Documents”).

Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A and the Pretivm Disclosure Documents. For the reasons set forth above, readers should not place undue reliance on forward-looking information.

We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

Disclosure regarding our mineral properties, including with respect to Mineral Reserve and Mineral Resource estimates, in this MD&A was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this MD&A will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

