Form 40-F
period 2020-12-31
Pretium Resources Inc.
filed 2021-03-26
CIK 1508844

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2020	Commission File Number: 001-35393

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

There were 187,432,572 Common Shares, of no par value, outstanding as of December 31, 2020.

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

This Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statements on Form S-8 (File Nos. 333-203409 and 333-213450) and Form F-10 (File No. 333-239214) under the Securities Act of 1933, as amended.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F as Appendices hereto:

A.	Annual Information Form

The Annual Information Form of Pretium Resources Inc. (the “Company” or “Registrant”) for the fiscal year ended December 31, 2020 is included as Appendix A of this Annual Report on Form 40-F.

B.	Audited Annual Financial Statements

The Company’s audited consolidated financial statements for the fiscal year ended December 31, 2020, including the Report of Independent Registered Public Accounting Firm with respect thereto, are included as Appendix B of this Annual Report on Form 40-F.

C.	Management’s Discussion and Analysis

The Company’s Management’s Discussion and Analysis for the year ended December 31, 2020 is included as Appendix C of this Annual Report on Form 40-F.

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES

Certifications. See Exhibits 99.15, 99.16, 99.17 and 99.18 to this Annual Report on Form 40-F.

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

Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included under the heading “Management’s Report on Internal Control over Financial Reporting” in the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2020, filed as part of this Annual Report on Form 40-F in Appendix B.

Attestation Report of the Registered Public Accounting Firm. The required disclosure is included under the heading “Report of Independent Registered Public Accounting Firm” in the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2020, filed as part of this Annual Report on Form 40-F in Appendix B.

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2020, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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

ADDITIONAL DISCLOSURE

Code of Ethics.

The Registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the “Code of Business Conduct and Ethics”, that applies to all of its directors, officers, employees, contractors and consultants including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. In 2020, there were no waivers, including implicit waivers, granted from any provision of the Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics was amended in February 2021 to update policies relating to conflicts of interest, confidentiality, protection of corporate assets, treatment of insider information, compliance with insider trading laws, discrimination, bullying and harassment and reporting of violations of the Code of Business Conduct and Ethics and to include policies specifically relating to communications, workplace safety and anticorruption and bribery. A copy of the Code of Business Conduct and Ethics has been filed as Exhibit 99.19 to this Annual Report on Form 40-F.

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

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee Information—External Auditor Service Fees” of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2020, filed as part of this Annual Report on Form 40-F in Appendix A.

Pre-Approval Policies and Procedures.

The Audit Committee pre-approves all audit services to be provided to us by our independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee. All non-audit services performed by our auditors for the fiscal year ended December 31, 2020 were pre-approved by our Audit Committee. No non-audit services or other services were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.

The Registrant has no off-balance sheet arrangements as defined under Form 40-F.

Tabular Disclosure of Commitments.

The required disclosure is included under the heading “Commitments” in the registrant’s Management’s Discussion and Analysis for the year ended December 31, 2020, filed as part of this Annual Report on Form 40-F in Appendix C.

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

Date: March 26, 2020	Pretium Resources Inc.

	By:	/s/Jacques Perron
Name: Jacques Perron
Title: President, Chief Executive Officer & Director

EXHIBIT INDEX

Exhibit	Description

99.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

99.2	Consent of Jianhui (John) Huang, P.Eng., Ph.D.

99.3	Consent of Maureen Phifer, P.Eng., B.Sc.

99.4	Consent of Hassan Ghaffari, P.Eng., M.A.Sc.

99.5	Consent of Ivor W.O. Jones, P.Geo., FAusIMM, M.Sc.

99.6	Consent of Rolf Schmitt, P. Geo, M.Sc.

99.7	Consent of Alison Shaw, P.Geo., Ph.D.

99.8	Consent of Colin Fraser, P.Geo., M.Sc.

99.9	Consent of Laura-Lee Findlater, P.Geo., B.Sc.

99.10	Consent of Timothy Coleman, P.Eng., BEng. (Hons), ACSM, M.Sc.

99.11	Consent of Mauricio Herrera, P.Eng., Ph.D.

99.12	Consent of Calvin Boese, P.Eng., M.Sc.

99.13	Consent of Patrick Godin, P.Eng.

99.14	Consent of Stephanie Wafforn, P.Geo.

99.15	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.16	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.17	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.18	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.19	Code of Business Conduct and Ethics

101	Interactive Data File

APPENDIX A

ANNUAL INFORMATION FORM

of

PRETIUM RESOURCES INC.
Suite 2300, 1055 Dunsmuir Street, PO Box 49334
Vancouver, British Columbia
V7X 1L4

Telephone: 604-558-1784

Facsimile: 604-558-4784

Website: www.pretivm.com

E-mail: invest@pretivm.com

For the Year Ended December 31, 2020

Dated: March 26, 2021

TABLE OF CONTENTS

PRELIMINARY NOTES	3

Effective Date of Information	3
Currency	3
Note Regarding Forward-Looking Information	3
Scientific and Technical Disclosure	8
National Instrument 43-101 Definitions	8
Cautionary Note to U.S. Investors	11

OUR BUSINESS	11

Corporate Structure	11
History (2010 – 2017)	12
Significant Developments (2018 – 2021)	13
Operating Results for 2020	18
COVID-19 Pandemic	19
Mineral Reserves and Mineral Resources	19
Exploration and Evaluation Assets	21
Change in Accounting Policy	22
Sale of the Snowfield Property	23
2021 Exploration Programs	24
Specialized Skills and Knowledge	24
Employees	24
Competitive Conditions	25
Cycles	25
Environmental and Social Policies	25
Permitting and Environmental	29
Indebtedness	30
Principal Markets and Distribution	33

BRUCEJACK PROJECT	33

Project Description and Location	33
Accessibility, Climate, Local Resources, Infrastructure and Physiography	35
History and Exploration	36
Geological Setting	40
Mineralization	41
Mineralized Zones	41
Deposit Types	42
2019 Drilling	43
Sampling, Analysis and Data Verification	43
Mineral Processing and Metallurgical Testing	44
Mineral Resource and Mineral Reserve Estimates	47
Mining Method	54
Project Infrastructure	56
Environmental, Permitting and Social and Community	58
Capital and Operating Cost Estimates	58
Economic Analysis	60

RISK FACTORS	61

Risks Related to Our Business	61
Risks Related to Our Securities	87

DIVIDENDS AND DISTRIBUTIONS	89

DESCRIPTION OF CAPITAL STRUCTURE	89

Common Shares	89
Shareholder Rights Plan	90

MARKET FOR SECURITIES	90

Trading Price and Volume	90
Prior Sales	91

DIRECTORS AND OFFICERS	92

Name, Occupation and Security Holding	92
Shareholdings of Directors and Senior Officers	95
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	95
Conflicts of Interest	96

AUDIT COMMITTEE INFORMATION	96

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	98

Class Action Lawsuits	99
Construction Claims	100

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	100

AUDITORS, TRANSFER AGENT AND REGISTRAR	101

MATERIAL CONTRACTS	101

INTEREST OF EXPERTS	101

ADDITIONAL INFORMATION	102

APPENDIX 1 PRETIUM RESOURCES INC. AUDIT COMMITTEE CHARTER	1

ii

PRELIMINARY NOTES

Effective Date of Information

This Annual Information Form (“AIF”) is dated March 26, 2021, and unless otherwise indicated, the information contained herein is current as of such date, other than certain financial information which is current as of December 31, 2020, being the date of the Company’s most recently audited financial year end.

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

	Fiscal Year Ended December 31,
	2018	2019	2020
Rate at the end of period	$0.7330	$0.7699	$0.7854
Average rate during period	$0.7721	$0.7537	$0.7461
Highest rate during period	$0.8138	$0.7699	$0.7863
Lowest rate during period	$0.7330	$0.7353	$0.6898

Note Regarding Forward-Looking Information

This AIF contains “forward-looking information”, “forward-looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “ “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations including cash generated therefrom and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, statements with respect to: the effects of the COVID-19 outbreak as a global pandemic and at the Brucejack Mine, including anticipated operational and financial impacts and our response and contingency plans; the effectiveness and costs of our COVID-19 management plans, including related protocols and procedures; operational and financial guidance, and our expectations around achieving such guidance; our future operational and financial results, including estimated costs and cash flows (including free cash flow forecasts) and the timing thereof; expectations around grade of gold and silver production; the Brucejack Mine (as defined herein) production rate and gold recovery rate; capital modifications and upgrades, underground development and anticipated benefits thereof, and estimated expenditures and timelines in connection therewith; debt, operating and other obligations and commitments including their payment, timing and source of funds; our mining (including mining methods), expansion, exploration and development activities, including the reverse circulation drill program, our definition, sustaining, expansion and underground exploration drill programs and our grassroots and brownfields exploration programs, and the results, benefits, costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our management, operational plans and strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources (including capital resources); our intentions with respect to our capital resources; capital allocation plans; our financing activities, including plans for the use of proceeds thereof; the estimation of Mineral Reserves and Mineral Resources including any updates thereto; parameters, assumptions and interpretation models used to estimate Mineral Reserves and Mineral Resources; realization of Mineral Reserve and Mineral Resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates and estimated rates; estimated economic results of the Brucejack Mine, including net cash flow and net present value; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; results, analyses and interpretations of exploration and drilling programs; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our Mineral Reserves and Mineral Resources and life of mine plan for the Brucejack Mine, and the anticipated effects and timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; our executive compensation policy, approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; payment of taxes, our tax rate and the recognition of our previously unrecognized income tax attributes; changes in accounting policies and new accounting standards applicable to the Company (including methods of adoption) and their effects; statements regarding USD cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments; management and board of directors succession plans; the impact of financial instruments on our earnings; and the fatal incident at the Brucejack Mine, the investigation(s) of such incident and the findings and outcomes of such investigation(s). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, those related to:

•	uncertainty as to the outcome of legal proceedings;

•	the effect of indebtedness on cash flow and business operations;

•	the effect of restrictive covenants in the Credit Agreement (as defined herein);

•	the effect of a pandemic and particularly the COVID-19 (as defined herein) outbreak as a global pandemic and at the Brucejack Mine on the Company’s business, financial condition and results of operations and the impact of the COVID-19 outbreak on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, financial condition and results of operations;

•	the effectiveness of our COVID-19 management plans, related protocols and preventative measures;

•	assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections;

•	our production, gold grade, milling recovery, cash flow and cost estimates, including the accuracy thereof;

•	commodity price fluctuations, including gold and silver price volatility;

•	the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and mining and milling recoverability) and the geological, operational costs and price assumptions on which they are based;

•	uncertainties relating to Inferred Mineral Resources being converted into Measured or Indicated Mineral Resources;

•	our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire Mineral Reserves for production;

•	dependency on the Brucejack Mine for our future operating revenue;

•	the development of our properties and expansion of our operations;

•	our need or ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties;

•	our ability to generate operating revenues and cash flow in the future;

•	failure of counterparties to perform their contractual obligations;

•	general economic conditions;

•	the inherent risks in the mining industry;

•	the commercial viability of our current and any acquired mineral rights;

•	availability of suitable infrastructure or damage to existing infrastructure;

•	transportation, processing and refining risks;

•	maintaining satisfactory labour relations with employees and contractors;

•	significant governmental regulations, including environmental regulations;

•	non-compliance with permits that are obtained or delay in obtaining or renewing, or failure to obtain or renew permits required in the future;

•	increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations;

•	compliance with emerging climate change regulation and the detrimental effects of climate change;

•	adequate internal control over financial reporting;

•	various tax-related matters;

•	potential opposition from non-governmental organizations;

•	maintaining our social license to operate;

•	uncertainty regarding unsettled First Nations rights and title in British Columbia;

•	uncertainties related to title to our mineral properties and surface rights;

•	land reclamation and mine closure requirements;

•	our ability to identify and successfully integrate any material properties we acquire;

•	currency exchange rate fluctuations;

•	competition in the mining industry for properties, qualified personnel and management;

•	our ability to attract and retain qualified management and personnel;

•	disruption from changes in management team or failure to successfully transition new hires or promoted employees into their roles;

•	the ability of our new officers to successfully transition into their roles;

•	some of our directors’ and officers’ involvement with other natural resource companies;

•	potential inability to attract development partners or our ability to identify attractive acquisitions;

•	compliance with foreign corrupt practices regulations and anti-bribery laws;

•	changes to rules and regulations, including accounting practices;

•	limitations in our insurance coverage and the ability to insure against certain risks;

•	risks related to ensuring the security and safety of information systems, including cyber security risks;

•	our anti-takeover provisions could discourage potentially beneficial third-party takeover offers;

•	significant growth could place a strain on our management systems;

•	share ownership by our significant shareholders and their ability to influence our operations and governance and, in case of sales of our shares by such significant shareholders, our share price;

•	failure to comply with certain terms of the convertible notes;

•	reputational risks;

•	the adequacy of our environmental, social and governance practices and reporting and their impact on our reputation and ability to obtain financing;

•	future sales or issuances of our debt or equity securities;

•	the trading price of our common shares is subject to volatility due to market conditions and our operational and financial performance;

•	our ability to pay dividends in the foreseeable future; and

•	certain actions under U.S. federal securities laws may be unenforceable.

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

Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this AIF under the heading “Risk Factors” and in our Management’s Discussion and Analysis for the years ended December 31, 2020 and 2019, as well as other applicable documents filed in Canada on SEDAR at www.sedar.com and in the United States on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) section of the U.S. Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov.

Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this AIF, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein); the impact of the COVID-19 pandemic, including on our operations and workforce, planned exploration, development and production activities and the results, costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Reserve estimates and related information, analyses and interpretations (including with respect to any updates or anticipated updates); the geology and mineralization of the Brucejack Project; operating conditions; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources and our ability to raise any necessary additional capital on reasonable terms; our ability to satisfy the terms and conditions of our debt obligations; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; favourable equity and debt capital markets; and stability in financial capital markets. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this AIF, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this AIF.

We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

Scientific and Technical Disclosure

Certain scientific and technical information relating to the Brucejack Project (as defined herein) contained in this AIF is derived from, and in some instances is an extract from, the report entitled “Technical Report on the Brucejack Gold Mine, Northwest British Columbia” with an effective date of March 9, 2020 (the “Brucejack Report”) prepared for us by Tetra Tech Canada Inc. (“Tetra Tech”), Ivor Jones Pty Ltd. (“IJPL”), Environmental Resources Management Ltd. (“ERM”), Lorax Environmental Services Ltd. (“Lorax”) and SRK Consulting (Canada) Inc. (“SRK”) in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

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

Scientific and technical information in this AIF not contained in the Brucejack Report has been reviewed, approved and verified by Patrick Godin, P.Eng., our Vice President and Chief Operating Officer, and Stephanie Wafforn, P.Geo., our Resource Manager, each of whom is a QP.

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

OUR BUSINESS

We were formed for the acquisition, exploration, development, operation, closure and reclamation of precious metal resource properties in the Americas. With a track record of commercial production at our 100% owned Brucejack mine (the “Brucejack Mine” or the “Brucejack Gold Mine”), an underground gold mine located on the Brucejack Property in northwestern British Columbia (“BC”), we have established ourselves as an intermediate gold producer.

We acquired the Brucejack Property, along with the Snowfield Property and other associated assets in October 2010. The Brucejack Property is located in northwestern British Columbia, approximately 65 kilometres north of Stewart and is comprised of four mining leases and six mineral claims currently totaling 3,306 hectares in area and forms part of our contiguous claims package that comprises over 122,000 hectares. Our only material mineral project for the purposes of NI 43-101 is the Brucejack Project. The “Brucejack Project” refers to all geological or engineering work completed on and around the Brucejack Mine that leads to the short-term advancement of the existing mining operation and includes near-mine exploration and all of the off-mining leases infrastructure.

Our exploration and evaluation assets include the Bowser Claims that surround the Brucejack Mine; however, see “- Change in Accounting Policy” below. Regional and near-mine exploration is on-going at the Bowser Claims, with several gold prospects identified for further evaluation. The Bowser Claims are in good standing until 2032.

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

History (2010 – 2017)

Pretivm was formed in late 2010 to acquire and advance the Brucejack Project.

In 2011, Brucejack property was drilled extensively in key target areas (72,144 metres in 176 holes), the camp at site was expanded and winterized, and rehabilitation work on the former access road from Highway 37 to the project was started, as well as the initial de-watering of the historic West Zone underground workings. Additionally, a Preliminary Economic Assessment on the Brucejack Project was completed.

The year 2012 saw an additional 105,769 metres of surface drilling completed in 306 holes, and with results continuing to demonstrate high-grade, visible gold. The West Zone de-watering process continued, and the widening of the underground workings in the West Zone commenced with the excavation of an underground ramp that would lead from the West Zone to the new heart of the Brucejack Project, the Valley of the Kings Zone (“Valley of the Kings”).

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

In September 2015, we completed a $540 million construction financing package comprised of a credit facility for $350 million (the “Construction Credit Facility”), a $150 million prepayment under an 8% callable gold and silver stream agreement (the “Stream Agreement”) and a private placement of Common Shares for $40 million. On December 18, 2018, we refinanced the Construction Credit Facility by way of the Loan Facility (defined below) and repurchased our obligation under the Stream Agreement for $237 million. See “– Debt Refinancing” below. In addition, as part of the construction financing package, we entered into an offtake agreement on September 15, 2015 (the “Offtake Agreement”). The Offtake Agreement applied to sales from the first 7,067,000 ounces of refined gold, which were to be sold to the offtake purchasers, in each case, at a price based on a market referenced gold price in U.S. dollars per ounce during a defined pricing period before and after the date of each sale. Pursuant to the terms of the Offtake Agreement, we had the option to reduce the offtake obligation on December 31, 2019 to 25% in exchange for a payment equal to $13 per ounce of refined gold for 75% of the ounces of refined gold remaining to be delivered under the agreement. In 2019, we repurchased 100% of the Offtake Agreement and eliminated our obligations thereunder in exchange for payment to the offtake counterparties in the aggregate amount of approximately $82 million. See “- Significant Developments (2018 – 2021) – 2019 Significant Developments” below).

Construction of the Brucejack Mine was completed in 2017. The final cost to construct the Brucejack Mine was $940.0 million. After achieving commercial production on July 1, 2017, we transitioned into operations at the Brucejack Mine and announced the achievement of steady state production in March 2018.

Significant Developments (2018 – 2021)

Over the three most recently completed financial years, the significant events described below contributed to the development of our business.

2018 Significant Developments

•	In early 2018, the Company implemented the use of a grade control program designed to refine stope dimensions, reduce dilution and optimize grade. The program is a data-driven and iterative process, which comprises drilling, sampling and local modelling. The Company’s grade control model continues to be refined and updated with the benefit of data from ongoing production. The Company also increased the rate of underground development to an average of 700 metres per month for 2018, to improve access and build stope inventory.

•	On May 1, 2018, the United States Court of Appeals for the Second Circuit affirmed an order of the United States District Court for the Southern District of New York dismissing a second consolidated amended class action complaint against the Company and certain of its officers and directors (the “Second Amended Complaint”) in its entirety for failure to state a claim under the United States securities laws. The Second Amended Complaint arose from five putative class action complaints filed in 2013, alleging that the Company and certain of its officers and directors violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Mine. The deadline for the plaintiffs to file a petition for certiorari to the United States Supreme Court passed on July 30, 2018, without the plaintiffs seeking leave to appeal.

•	On May 10, 2018, at the Company’s annual general meeting of shareholders, Faheem Tejani was elected to the Board of Directors (the “Board”), while C. Noel Dunn and Shaoyang Shen did not stand for re-election to the Board. On August 13, 2018, Nicole Adshead-Bell resigned as a member of the Board. On November 8, 2018, Robin Bienenstock was appointed as a member of the Board.

•	On July 9, 2018, the Company announced that the Brucejack Mine had achieved steady-state production.

•	On July 25, 2018, the Company completed a non-brokered private placement offering of 227,273 flow-through common shares at a price of C$13.20 per common share for gross proceeds of approximately C$3 million. The proceeds of the offering were used to fund a portion of the 2018 grassroots exploration program.

•	On December 14, 2018, the Company received the amended permits from the BC Ministry of Energy, Mines and Petroleum Resources and the BC Ministry of Environment and Climate Change Strategy to increase the Brucejack Mine production rate to 3,800 tonnes per day, reflecting annual production rate increase to 1.387 million tonnes from 0.99 million tonnes.

•

On December 18, 2018, the Company refinanced its Construction Credit Facility by way of a $480 million debt facility (the “Loan Facility”) with a syndicate of financial institutions, including The Bank of Nova Scotia (“BNS”), SG Americas Securities, LLC (“SGAS”) and ING Capital LLC (“ING”). The Loan Facility is comprised of a $250 million senior secured amortizing non-revolving credit facility (the “Term Facility”) and a $230 million senior secured revolving credit facility (the “Revolving Facility”). See “– Indebtedness” in this AIF.

•	On December 18, 2018, the Company also repurchased 100% of the callable 8% gold and silver stream for $237 million, which was sold by the Company as part of the construction financing package for the Brucejack Mine.

•	In 2018, the Brucejack Mine produced 376,012 ounces of gold and the Company sold 367,428 ounces of gold. A total of 1,005,603 tonnes of ore, equivalent to an average throughput rate of 2,755 tonnes per day, were processed in 2018. The mill feed grade averaged 11.9 grams per tonne gold and recovery was 97.3%. 1,055,208 tonnes of ore were mined, equivalent to an average mining rate of 2,891 tonnes per day. The Company generated $454.6 million in revenue in 2018, resulting in net earnings of $36.6 million for the year.

2019 Significant Developments

•	On April 4, 2019, the Company announced Mineral Reserve (the “2019 Mineral Reserve”) and Mineral Resource (the “2019 Mineral Resource”) and life of mine plan updates (the “2019 Life of Mine Plan”, and together with the 2019 Mineral Reserve and 2019 Mineral Resource, the “2019 Updates”) incorporating the production ramp-up to 3,800 tonnes per day for the Brucejack Mine. The 2019 Updates were based on the six quarters of mining operations at the Brucejack Mine since commercial production commenced in July 2017. The 2019 Updates are detailed in the technical report entitled “Technical Report on the Brucejack Gold Mine, Northwest British Columbia” with an effective date of April 4, 2019 (the “2019 Brucejack Report”) prepared for us by Tetra Tech and co-authored by IJPL, BGC Engineering Inc., ERM, Lorax and SRK in accordance with NI 43-101, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101. The 2019 Brucejack Report updated the operating parameters contemplated in the Brucejack Feasibility Study entitled “Feasibility Study and Technical Report Update on the Brucejack Project, Stewart, BC” with an effective date of June 19, 2014 (the “2014 Brucejack Report”), before the mine was constructed and operating. The 2019 Brucejack Report has been superseded by the Brucejack Report.

•	Throughout 2019, the Company completed all critical modifications and upgrades required to sustain processing at the Brucejack Mine at an increased production rate of 3,800 tonnes per day. The most significant processing upgrade was the shift from concentrate bagging to a bulk loading system. Other upgrades included those to the concentrate filter press and process-related pump upgrades. In addition, mine development increased to approximately 1,000 metres per month to support the ramp-up to the 3,800 tonnes per day production rate.

•	On May 2, 2019, the Company announced that Executive Chairman and founding shareholder, Robert Quartermain, would retire from the Company on December 31, 2019. On November 14, 2019, the Company announced that its Board appointed Richard O’Brien and Jeane Hull as independent directors. Mr. O’Brien was appointed as the Company’s independent Board Chair following the retirement of Robert Quartermain.

•	On August 1, 2019, the Company announced an addition to its leadership team with the appointment of Mr. John Hayes as Senior Vice President, Business Development and Investor Relations.

•	During the second quarter of 2019, pursuant to approval of its shareholders at the annual general and special meeting held on May 2, 2019, the Company amended its articles to delete Preferred Shares from its authorized share structure and to increase quorum requirements for shareholder meetings to two shareholders holding or representing by proxy at least 25% of the shares entitled to vote at such meeting.

•	On September 30, 2019, the Company repurchased 100% of the Offtake Agreement and terminated its obligations thereunder in exchange for payment in the aggregate amount of approximately $82 million, paid in two tranches, with approximately $62 million paid on September 30, 2019 and approximately $20 million paid in the fourth quarter of 2019. The repurchase price represented $13 per ounce for 100% of the refined gold remaining to be delivered under the Offtake Agreement.

•	During 2019, the Company allowed its previously implemented Shareholder Rights Plan Agreement with Computershare Trust Company, as rights agent, to expire in accordance with its terms, without renewal or implementing a like plan.

•	In 2019, the Brucejack Mine produced 354,405 ounces of gold and the Company sold 351,348 ounces of gold. A total of 1,303,001 tonnes of ore, equivalent to an average throughput rate of 3,570 tonnes per day, were processed in 2019. The mill feed grade averaged 8.7 grams per tonne gold and recovery was 96.9%. 1,359,403 tonnes of ore were mined, equivalent to an average mining rate of 3,724 tonnes per day. The Company generated $484.5 million in revenue in 2019, resulting in net earnings of $40.9 million for the year.

2020 Significant Developments

•	Throughout 2020, the Company underwent changes in senior management, including the following:

○	Warwick Board, former Vice President, Geology and Chief Geologist, resigned in February 2020 to pursue a new opportunity.
○	Joseph Ovsenek, former President and Chief Executive Officer (“CEO”) departed the Company in April 2020.
○	Jacques Perron joined the Company as President and CEO in April 2020.
○	David Prins, former Vice President, Operations resigned and departed the Company in August 2020.
○	Patrick Godin joined the Company as Vice President and Chief Operating Officer in August 2020.
○	Matthew Quinlan joined the Company as Vice President, Finance in September 2020 and was appointed Chief Financial Officer later in the month.
○	Tom Yip, former Executive Vice President and Chief Financial Officer stepped down from his role as Chief Financial Officer in September 2020 and departed the Company in October 2020.

○	Kenneth McNaughton, former Vice President and Chief Exploration Officer retired from the Company in September 2020.
○	John Hayes, former Senior Vice President, Business Development and Investor Relations departed the Company in November 2020.
○	Michelle Romero, former Executive Vice President, Corporate Affairs and Sustainability departed the Company in December 2020.

•	On March 9, 2020, the Company announced an updated Mineral Reserve (the “2020 Mineral Reserve”), Mineral Resource (the “2020 Mineral Resource”) and Life of Mine (“LOM”) Plan (the “2020 LOM Plan”, and together with the 2020 Mineral Reserve and 2020 Mineral Resource, the “2020 Updates”) for the Brucejack Mine, which highlight the continued robust economics and the long-life of the Brucejack Mine. The effective date of the 2020 Mineral Reserve and 2020 Mineral Resource is January 1, 2020. The 2020 Updates are detailed in the Brucejack Report, which updates the operating parameters contained in, and supersedes, the 2019 Brucejack Report. See “Brucejack Project” in this AIF for details of the 2020 Updates.

•	On June 16, 2020, the Company filed a base shelf prospectus in Canada and a registration statement on Form F-10 in the United States, which allow it to offer up to $600,000,000 of common shares (“Common Shares”), debt securities, warrants, units, subscription receipts and share purchase contracts from time to time until July 2022.

•	On August 2, 2020, the Company reported a fatality resulting from an incident that occurred on July 31, 2020 at the Brucejack Mine. The tragic incident occurred during maintenance at a support facility on surface. The safety and well-being of our workforce is our most important core value and we have renewed our commitment to improve our safety performance and culture.

•	On December 3, 2020, Tom Peregoodoff was appointed to the Company’s Board as an independent director.

•	On December 16, 2020, the Company announced the results of the 2020 regional grassroots exploration program. See “- Exploration and Evaluation Assets” below.

•	In December of 2020, the Company sold the Snowfield Property to KSM Mining ULC (“KSM”), a wholly owned subsidiary of Seabridge Gold Inc. See “- Sale of the Snowfield Property” below.

•	In 2020, the Brucejack Mine produced 347,743 ounces of gold and the Company sold 347,923 ounces of gold. A total of 1,307,483 tonnes of ore, equivalent to an average throughput rate of 3,572 tonnes per day, were processed in 2020. The mill feed grade averaged 8.5 grams per tonne gold and recovery was 97.0%. 1,377,912 tonnes of ore were mined, equivalent to an average mining rate of 3,765 tonnes per day. The Company generated $617.6 million in revenue in 2020, resulting in net loss of $38.4 million for the year. The net loss was impacted by the sale of the Snowfield Property, which resulted in a loss on sale of exploration and evaluation assets of $132.1 million and a deferred income tax expense impact of $17.9 million. Net loss was also impacted by an increase in production costs including costs due to the SARS-CoV-2 virus (“COVID-19”) and depreciation and depletion expense due to the 2020 Mineral Reserve update. This was partially offset by higher gold prices realized on ounces sold.

2021 Significant Developments

•	On January 4, 2021, the Company announced the resignation of Robin Bienenstock from the Board.

•	On February 2, 2021, the Ontario Superior Court of Justice allowed the Company’s and other defendant’s motion for summary judgment, dismissed the plaintiff’s cross-motion for summary judgment, and dismissed the Wong Action (defined below). The Court ruled that the Company did not make a misrepresentation in its continuous disclosure and that, in any event, the defendants were relieved of liability on the basis that they conducted a reasonable investigation pursuant to section 138.4(6) of the Securities Act (Ontario). The plaintiff is appealing this decision with the Court of Appeal for Ontario. See “Legal Proceedings and Regulatory Actions – Class Action Lawsuits – Canadian Class Action” in this AIF.

•	On February 10, 2021, the Company announced that an outbreak of COVID-19 had been verbally declared at the Brucejack Mine by the BC Northern Health Medical Health Officer. To protect the health and safety of our workforce and local communities, the Company implemented enhanced outbreak protocols which included restrictions on travel to and from the Brucejack Mine camp until site wide testing and an assessment by BC Northern Health was completed. At the Brucejack Mine camp, 453 tests were conducted and based on those results, it was determined that the large majority of positive cases were restricted to a limited cluster. On February 17, 2021, it was announced that travel restrictions had been lifted with additional protocols and procedures developed in collaboration with local indigenous partners and BC Northern Health. These protocols include rigorous testing of all employees and contractors. Throughout the outbreak, mine and mill production continued. As at the date hereof, there are no cases of COVID-19 among employees and contractors at the Brucejack Mine. The Company will continue to closely monitor the situation and provide updates as appropriate.

•	On February 25, 2021, the Company announced results from Phase 1 of the North Block drilling, the first resource expansion drill program completed at the Brucejack Mine since commercial production commenced in 2017. The Company expects to release an updated Mineral Resource and Mineral Reserve estimate and revised Life of Mine Plan in the first half of 2022. The 2022 Mineral Resource and Mineral Reserve will update the entire modelling area of the Valley of the Kings Zone with the available results of the extensive 2021 drill program, and will incorporate previous drilling, coupled with knowledge gained from more than three years of mining. See “- Mineral Reserves and Mineral Resources” below.

Operating Results for 2020

As previously announced, we reported a fatality resulting from an incident that occurred on July 31, 2020 at the Brucejack Mine. The tragic incident occurred during maintenance at a support facility on surface. The safety and well-being of our workforce is our most important core value and we have renewed our commitment to improve our safety performance and culture.

On February 25, 2021, we reported our operating results for the year ended December 31, 2020, as follows:

•	347,743 ounces of gold were produced, achieving our 2020 annual guidance, and 347,923 ounces of gold were sold.

•	1,377,912 tonnes of ore were mined, equivalent to an average mining rate of 3,765 tonnes per day.

•	1,307,483 tonnes of ore were processed, equivalent to an average throughput rate of 3,572 tonnes per day. The mill feed grade averaged 8.5 grams per tonne gold and recovery was 97.0%.

•	A total of 12,455 metres of lateral development were achieved.

The following table summarizes our operating results for the years ended December 31, 2020 and 2019.

		Year ended December 31,
		2020	2019
Ore mined (wet tonnes)	t	1,377,912	1,359,403
Mining rate	tpd	3,765	3,724
Ore milled (dry tonnes)	t	1,307,483	1,303,001
Head grade	g/t Au	8.5	8.7
Recovery	%	97.0	96.9
Mill throughput	tpd	3,572	3,570
Gold ounces produced	oz	347,743	354,405
Silver ounces produced	oz	472,163	516,977
Gold ounces sold	oz	347,923	351,348
Silver ounces sold	oz	392,071	420,440

The following abbreviations were used above: t (tonnes), tpd (tonnes per day), g/t (grams per tonne), Au (gold) and oz (ounces).

In 2021, we expect to continue to focus on advancing underground development to expand mine access at depth and to the west. The increased development should provide sufficient access to build the stope inventory required to allow mining operations to optimize gold production and additional platforms for resource expansion drilling. In addition, we will continue to apply our grade control program, with two reverse circulation drills in combination with diamond drills to provide more comprehensive data to define stope shapes.

COVID-19 Pandemic

Our primary commitment is the safety and health of our employees, contractors and neighbouring communities in northwest BC.

We established COVID-19 management plans and implemented enhanced protocols and preventative measures to mitigate the spread of COVID-19 at the onset of the pandemic to protect the well-being of our employees, contractors, their families, local communities and other stakeholders. We continue to follow the stringent COVID-19 infection prevention guidance and directives of federal, provincial and regional authorities in respect of general and mine site-specific protocols and are working in close partnership with our medical service provider, BC Northern Health and Indigenous partners.

Throughout the COVID-19 pandemic, the Brucejack Mine has operated continuously under the directives provided by Ministry of Energy, Mines and Low Carbon Innovation Guidance to Mining and Smelting Operations during COVID-19; BC Ministry of Health, BC Centre for Disease Control: Protecting Industrial Camp Workers, Contractors, and Employers Working in the Agricultural, Forestry, and Natural Resource Sectors During the COVID-19 Pandemic (July 28, 2020); and all applicable orders issued by the Provincial Health Officer.

The Company incurred additional costs in 2020 related to employee salaries, travel costs, contractors and consultants to sustain operations with enhanced safety measures in effect. As the threat of COVID-19 remains a risk, we expect to continue to incur additional costs to safely sustain operations. Moreover, the COVID-19 pandemic and any future emergence and spread of similar pathogens could have a material adverse impact on our business, operations and operating results, financial condition, liquidity and the market for our securities. Refer to the “Risks and Uncertainties” section of this AIF.

Mineral Reserves and Mineral Resources

2020 Updates

On March 9, 2020, we announced the 2020 Mineral Reserve, the 2020 Mineral Resource and the 2020 LOM Plan for the Brucejack Mine, which highlight the continued robust economics and the long-life of the Brucejack Mine. The effective date of the 2020 Mineral Reserve and 2020 Mineral Resource is January 1, 2020. The 2020 Updates are detailed in the Brucejack Report, which updates the operating parameters contained in, and supersedes, the 2019 Brucejack Report. See “Brucejack Project” in this AIF for details of the 2020 Updates.

Mineral Resource Expansion Underground Drilling Program

We have conducted additional drill programs since the close-out date of the 202o Updates. From October 1 to December 31, 2019, 134 drill holes were completed for a total of 23,171 metres. The drill programs included 7,749 metres of definition drilling and 15,422 metres of resource expansion drilling. Definition drilling targeted Domain 13, and resource expansion drilling targeted an extension of the Valley of the Kings style mineralization at depth and previously unidentified mineralization encountered during development of the main decline between the 1050 and 1020 levels.

In 2020, 587 drill holes were completed for a total of 100,318 metres. The drill programs included 57,440 metres of definition drilling, 41,175 metres of resource expansion drilling, and 1,703 metres of near mine exploration drilling (note: the 1080 level drilling has been reclassified as resource expansion drilling). Definition drilling targets included Domain 13 and Domain 20, the Brucejack Fault Zone, and the P1 Domain. Resource expansion drilling tested for an extension of Valley of the Kings style mineralization at depth, drilled from the 1080 level, and the newly identified North Block Zone. Near mine exploration drilling targeted a magnetotellurics anomaly at depth below the West Zone.

On February 25, 2021, we announced that high-grade gold mineralization has been intercepted in the first resource expansion drill program completed at the Brucejack Mine since commercial production commenced in 2017. A total of 27,780 metres has been completed in the North Block since the program commenced in the third quarter of 2020. The following is a summary of the results from Phase 1 of the North Block drilling program. See our news release dated February 25, 2021 for more information, including assay results.

High-grade gold mineralization was identified in three new areas during Phase 1 drilling of the North Block Zone in 2020, with four intersections assayed above 1,000 grams per tonne gold. Results include high-grade gold mineralization intercepts up to 300 metres from the current resource shell, including 19.3 grams per tonne gold over 9.0 metres in VU-2792 and 2,590 grams per tonne gold over 1.0 metre in VU-2794.

All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP-MS finish and fire assay with AA finish for gold. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,500 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples was blank, one in 20 was a standard sample, and one in 20 samples had a sample cut from assay rejects assayed as a field duplicate at ALS Chemex in North Vancouver, B.C. ALS Chemex is independent of Pretivm.

The North Block Zone is located directly to the north of the Valley of the Kings deposit. The Mineral Resource expansion program conducted in 2020 was designed to test for Valley of the Kings style mineralization to the north and at depth. Phase 1 of the program was drilled from the 1050-metre level in the Brucejack Mine to target an area extending up to 300 metres north of the current resource shell. Phase 2 of the program was also drilled in 2020 to target an area up to 450 metres north of the current resource shell, and those drill results are pending.

Phase 1 of the North Block resource expansion program comprised 7,011 metres in 38 drill holes. Drilling identified three new zones: (1) an extension of the Domain 13 Stockwork, which is currently being mined in the Valley of the Kings, (2) a newly identified corridor of gold mineralization in the footwall of the Domain 13 structure, located 300 metres north of the current resource shell, and (3) a previously unidentified zone of gold mineralization located within 50 metres of existing development.

2022 Updates

We expect to release an updated Mineral Resource and Mineral Reserve estimate and revised Life of Mine Plan in the first half of 2022. The 2020 Mineral Resource model includes portions of the January 2019 and December 2013 Mineral Resource models that have required the application of the Mine Call Factor in the Mineral Reserve. The 2022 Mineral Resource and Mineral Reserve will update the entire modelling area of the Valley of the Kings Zone with the available results of the extensive 2021 drill program, and will incorporate previous drilling, coupled with knowledge gained from more than three years of mining.

Exploration and Evaluation Assets

Our exploration and evaluation assets include the Bowser Claims that surround the Brucejack Mine; however, see “- Change in Accounting Policy” below.

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

The 2020 regional grassroots exploration program included 25,350 metres of diamond drilling completed in four mineralized zones across the Bowser Claims. The highlight from the program was the discovery of epithermal-style gold mineralization in the Hanging Glacier Zone, located four kilometers northwest from the Brucejack Mine. This new zone of gold mineralization demonstrates the district-scale potential at Brucejack. The results from the 2020 regional grassroots exploration program are summarized by zone below. See our news release dated December 16, 2020 for more information, including assays from the program.

All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP-MS finish and fire assay with AA finish for gold. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,500 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples was blank, one in 20 was a standard sample, and one in 20 samples had a sample cut from assay rejects assayed as a field duplicate at ALS Chemex in North Vancouver, B.C. ALS Chemex is independent of Pretivm.

Hanging Glacier Zone

The Hanging Glacier Zone comprises two areas – North Hanging Glacier and South Hanging Glacier – defined by anomalous gold in soil samples that extend over 1.5 kilometres by 1.0 kilometre. Drilling at Hanging Glacier tested two high-grade gold in soil anomalies assaying up to 3.21 grams per tonne gold and followed up on mineralization intersected during the 2015 exploration program.

At North Hanging Glacier, drilling intersected gold mineralization hosted in pyrite localized along a monzonitic porphyry intrusion. The 2020 discovery hole, BR-107, assayed 1.3 grams per tonne gold over 101.0 metres. A 100-metre northwest step out hole, BR-132, assayed 2.1 grams per tonne gold over 102.0 metres, including 9.55 grams per tonne gold over 13.0 metres, showing lateral continuity of the gold mineralization along the porphyry contact.

At South Hanging Glacier, drilling intersected broad intervals of low-grade gold hosted in disseminated pyrite. An epithermal-style, quartz-carbonate vein intersected in Hole BR-112 hosted native gold and pyrargyrite, assaying 8.97 grams per tonne gold and 5,150 grams per tonne silver over 1.0 metre. Drilling at South Hanging Glacier is located further from the porphyry contact, showing the potential size of the epithermal system.

A6 Zone

The A6 Anomaly Zone is located approximately 14 kilometres northeast of the Brucejack Mine. Drilling in 2020 included 19 drill holes totaling 11,883 metres, and the results continue to define a large hydrothermal system within an altered rhyolite dome. In West A6, Hole BR-092 intersected a 0.10-metre interval of massive pyrite mineralization. The massive pyrite was not anomalous for precious or base metals, indicating that the current drilling is still distal from a productive hydrothermal vent, requiring additional geophysics.

Koopa Zone

The Koopa Zone is located approximately 30 kilometres east-southeast of the Brucejack Mine. Drilling in 2020 tested deeper parts of the epithermal system. These holes continued to intersect strongly altered Iskut River Formation, and gold and silver mineralization is hosted in two generations of quartz veins. The 2020 drilling results show that veining density and the grade of mineralization continue consistently to depth.

Haimila Zone

The Haimila Zone is located approximately 23 kilometres southeast of the Brucejack Mine. Drilling in 2020 tested a zone of porphyry-style propylitic alteration. Two holes were drilled, totaling 788 metres. One of these holes, BR-146, intersected narrow quartz and chalcopyrite veins.

Change in Accounting Policy

Effective January 1, 2021, the Company will adopt a voluntary change in its accounting policy for exploration and evaluation expenditures. The Company will recognize these costs as exploration and evaluation expenses in the statement of earnings (loss) in the period incurred until management concludes the technical feasibility and commercial viability of a mineral deposit. Costs that represent the acquisition of rights to explore a mineral deposit will continue to be capitalized. Prior to January 1, 2021, all exploration and evaluation expenditures were capitalized as exploration and evaluation assets.

Management believes this change in accounting policy will result in a preferable policy that is better aligned with the International Financial Reporting Standards, with respect to what constitutes an asset and more consistent with its peer group.

The Company will adopt the change in accounting policy retrospectively and restate balances for comparative periods. The Company will reclassify all post acquisition exploration and evaluation expenditures that have been capitalized to mineral properties, plant and equipment prior to the demonstration of technical feasibility and commercial viability. Initial acquisition costs of the Brucejack Mine and the Snowfield Property are unaffected by the change in policy. The change in policy will materially affect the opening deficit and accumulated other comprehensive loss as of January 1, 2019, mineral properties, exploration and evaluation assets, depreciation and depletion included in inventories, cost of sales, loss on sale of exploration and evaluation asset and deferred income taxes.

The change in accounting policy will impact exploration and evaluation expenditures incurred on the Brucejack Mine subsequent to acquisition to September 21, 2015. It will also impact exploration and evaluation expenditures incurred on the Snowfield Property subsequent to acquisition and regional drilling and exploration work on the Bowser Claims and the Porphyry Potential Deep Drilling Project.

Sale of the Snowfield Property

On December 4, 2020, the Company entered into a Property Purchase Agreement (the “PPA”) with KSM and Pretium Exploration Inc., pursuant to which the Company sold 100% of its interest in the Snowfield Property along with the related technical data, drill core and samples, machinery and equipment and other assets that we own in relation to the Snowfield Property (the “Snowfield Assets”). The consideration received by the Company in exchange for the Snowfield Assets comprised of the following:

•	$100,000,000 in cash, which was received by the Company on December 16, 2020;
•	1.5% net smelter royalty in respect of all production from the Snowfield Property (the “Royalty”); and
•	$20,000,000 contingent cash payment (the “Contingent Payment”) payable within 6 months following the earlier of:
○	commencement of commercial production from the Snowfield Property, or any part of the property; and
○	the announcement by KSM (or a parent company of KSM) of the completion of a NI 43-101 compliant technical report demonstrating that its KSM Project and the Snowfield Property (or any part thereof) are feasible and estimating an internal rate of return of at least 10% after tax and financing costs and in such detail so as to form the basis of a production financing decision, which technical report includes the production of Mineral Reserves from the Snowfield Property.

KSM is entitled to deduct and offset $15,000,000 of the Contingent Payment against amounts payable to the Company under the Royalty. The Royalty is subject to standard and customary payment, audit and information rights in favour of the Company and a right of first refusal in favour of KSM in the event of a proposed transfer of the Royalty by the Company. KSM granted to the Company a mortgage on the Snowfield Assets and all after acquired property related to the Snowfield Assets as security for the obligations of KSM to make Royalty payments and the Contingent Payment.

In the event that KSM wishes to utilize or construct tunnels under a certain claim adjacent to the Snowfield Property held by the Company in connection with the construction, development or operation of a mine on the Snowfield Property or the KSM Project, upon the satisfaction of certain conditions precedent, the Company has agreed pursuant to the PPA that it will consent to and take commercially reasonable efforts to support KSM’s application to the relevant governmental authorities for authorizations to give effect to the proposed utilization and/or tunneling.

The Company and KSM provided customary representations and warranties to one another under the PPA, which survive the closing of the PPA for two years, and each agreed to indemnify the other against any losses suffered by the other as a result of any breach of a covenant or representation or warranty contained in the PPA, subject to customary exceptions and limitations.

2021 Exploration Programs

Two exploration programs are planned for 2021: a definition and expansion program adjacent to the Brucejack Mine infrastructure, and a near-mine exploration program.

The 2021 Brucejack definition and expansion drill program is anticipated to total approximately 195,000 metres of drilling comprised of in-reserve definition drilling (40%), in-resource and sustaining drilling (20%) and resource expansion drilling (40%). Underground resource expansion and exploration drilling will target near-mine zones with the potential to extend mineralization underground towards the West Zone, Galena Hill, Gossan Hill, and Bridge Zone. Initially, six drills are planned to be deployed underground, with an additional two surface drills to be added during the summer.

The near-mine exploration program will focus on the new discovery at Hanging Glacier, which is easily accessible from the Brucejack Mine using existing exploration trails. A 10,000-metre surface drill program is planned to delineate the high-grade gold corridors and test for higher-grade, epithermal-style veins higher up in the stratigraphy. A high-resolution drone magnetic survey and an induced polarity (“IP”) survey are also being planned to further delineate the monzonitic porphyry intrusion and aid in targeting along the mineralized contacts.

Additional near-mine exploration efforts will focus on the four-kilometre trend of highly-altered rocks which outcrop from Hanging Glacier Zone northwest of the Brucejack Mine to Bridge Zone located southeast of the mine. Generative exploration work, including prospecting, soil sampling, and geophysical surveys, will be conducted to test the potential of these zones and develop new near-mine exploration targets. An additional 8,000 metres of surface drilling is planned to test these zones and expand upon the mineralization potential surrounding the Brucejack Mine.

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

Employees

Throughout 2020, there were an average of 54 people employed at Pretivm’s corporate head office in Vancouver, BC, 18 people employed at Pretivm’s office in Smithers, BC and 744 people employed directly by Pretivm at the Brucejack Mine. Majority of these individuals were permanent full-time employees. Most temporary positions were associated with surface operations at the mine, including labourers and heavy equipment operators. In addition to those employed directly by Pretivm, a number of contractors at the mine site employed an average of 230 people throughout the year. In total, Pretivm and its primary contractors had a workforce of 974 people, on average throughout 2020.

Pretivm’s workforce in 2020 stayed relatively steady throughout the year. While seasonal workers continue to be an important part of the workforce, opportunities extended between the snow removal activities in the winter and exploration activities in the summer. Some seasonal workers transition between these seasonal departments.

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

Cycles

Year-round operations in northern British Columbia present certain challenges, particularly in the winter months when inclement weather conditions are not uncommon. We believe we have adequately accounted for such challenges in our business and operational plans; however, there are risks associated with such operations. See “Risk Factors” below.

Environmental and Social Policies

We have adopted several policies concerning environmental stewardship, health, safety, and the overall welfare of people. These policies include the Code of Business Conduct and Ethics (the “Code”), the Environmental Policy, Health and Safety Policy, Fitness for Duty Policy, Social Responsibility Policy, the Workplace Discrimination, Bullying and Harassment Policy, the Human Rights Policy and the Diversity Policy.

The Code was most recently updated in February 2021 and embodies our commitment to ethical principles and sets out our responsibilities to our shareholders, employees, lenders and other stakeholders.

Our Code addresses general business ethical principles, conflicts of interests, special ethical obligations for employees with financial reporting responsibilities, confidentiality and communications of corporate information, protection and proper use of corporate assets, compliance with laws, rules, regulations and policies, safety and environmental protection, workplace safety, discrimination, bullying and harassment, anti-corruption and bribery, treatment of inside information and compliance with insider trading laws, reporting of any illegal or unethical behavior, and other relevant issues. The Code can be found on our website and is available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In addition, our Board has adopted a Complaint Reporting and Whistle Blower Policy and implemented a complaint reporting and whistleblower hotline (website and telephone-based), which is operated by an independent third-party. The hotline is available for individuals to report complaints and concerns regarding, among other things, violations of the Code and our policies. As well, we have an Anti-Corruption Policy, which requires that our directors, officers, employees, contractors and others conduct business in a manner that does not contravene anti-bribery and anti-corruption laws, including the Criminal Code (Canada), Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (United States).

Our health and safety, environmental and sustainability activities are overseen by the Safety, Sustainability and Technical Committee of the Board.

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

We are committed to maintaining environmental protection practices compliant with applicable laws and contractual obligations, and to practicing environmental stewardship which seeks to minimize the impact of our operations on the environment. In furtherance of this commitment, we have developed Environmental Management Plans (“EMPs”) to operate Brucejack in a manner in accordance with our corporate Environmental Policy and regulatory requirements. The primary EMPs include plans for management of water quality and aquatic effects; air quality; metal leaching and acid rock drainage; wildlife; vegetation; and heritage resources, as well as plans for emergency spill response; chemicals and materials storage and handling; waste management; invasive plants management; and chemicals management plans for the mine water treatment plant. We review these plans annually and update them as needed to continually improve our management practices. Our approach to adaptive management is based on monitoring and adapting our practices to respond to changing conditions at site and as new and increasingly efficient technologies become available.

Water and air discharges from the mine are closely monitored internally and through third-party consultants and governmental inspections. Water quality and flows are monitored both at the points of discharge and at multiple locations in the downstream receiving environment. Additional aquatic effects monitoring of both the downstream environment and a reference site is conducted and assessed to confirm that the downstream aquatic receiving environment is not being affected by our activities. There is also monitoring in effect for impacts on vegetation and terrestrial wildlife. The monitoring regime for Brucejack extends through the mine life and closure stages.

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

Health and Safety

Health and safety is the primary consideration governing our activities at the Brucejack Mine and our corporate offices. Pretivm’s safety management initiatives emphasize effective safety leadership, accountability, and a proactive approach to risk recognition. We have implemented health and safety policies and practices with respect to our operations at the Brucejack Mine, which include the maintenance of a drug and alcohol-free environment. Safety awareness education is conducted at the mine site on a daily basis to instill the competency in our workforce to identify, understand, and manage risk in the remote site operating environment. On-the-job training related to safety at the Brucejack Mine is continuously provided to Pretivm employees and contractors on site, including basic first aid, food safety, the workplace hazardous materials information system, mine rescue, avalanche training, and other relevant topics. The Fitness for Duty Policy forbids the consumption or possession of alcohol or drugs at site, and supervisors are trained to identify drug and alcohol use on the job. Pretivm offers an Employee Assistance Program which provides additional health and wellness support on and off the Brucejack Mine site. We believe that safe operating practices are a shared responsibility among our management, employees, contractors and community visitors. We are all committed to the implementation of health and safety practices to ensure our own personal safety and the safety of our fellow employees.

The safety and well-being of our workforce is our most important core value and we have renewed our commitment to improve our safety performance and culture. In furtherance of this commitment, we will be implementing an enhanced Health and Safety Management System and offering Positive Attitude Safety System (PASS) training for our personnel in 2021.

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

Human Rights

In 2020, we adopted a Human Rights Policy to codify our responsibility to promote the respect of human rights in all of our business activities. In discharging this responsibility, we will: not discriminate against any individual based on any legally protected characteristic unrelated to the individual’s job performance; conduct human rights assessments to identify and manage human rights risks and potential impacts; engage our stakeholders and local communities for input and feedback related to our human rights management; maintain formal mechanisms to receive and handle complaints related to human rights matters; consider human rights risks and impacts in major investment decisions; respect human rights related to working conditions, freedom of association, freedom of speech, collective bargaining, maximum working hours, minimum wages, peaceful assembly, and equal opportunity; regularly review our performance on human rights matters; conduct human rights training for senior leaders and management; and publicly communicate our Human Rights Policy and our management approach and performance.

Our Human Rights Policy does not supersede applicable laws and regulations in the jurisdictions in which we carry on business, and we are committed to comply with all such laws while honoring the spirit of international human rights principles.

Diversity

In order to attract and retain a diverse workforce, we are committed to providing an environment which embraces diversity and in which all employees are treated with fairness and respect and have equal opportunities available to them. We believe that diversity makes good sense for business and a diversified workforce and inclusive work culture enhances innovation, increases productivity and, ultimately, contributes to the achievement of our corporate objectives. We believe that our commitment to diversity will enable us to attract individuals with the best skills and attributes and to develop a workforce whose diversity reflects the communities in which we operate.

Our workforce is made up of individuals of varied gender, background, skills, values and experiences. Our Diversity Policy, adopted in 2015, recognizes that a diverse and inclusive environment that values the varied perspectives of its workforce facilitates a broader exchange of ideas and leads to greater organizational strength. In early 2021, we amended our Diversity Policy to reflect the progress in our commitment to diversity, commensurate with our growth as a Company. In doing so, we established clear objectives and a minimum target for the representation of female directors on our Board of 30%, to be achieved within three years of our next annual meeting of shareholders.

Permitting and Environmental

Our development, exploration and operating activities are subject to various levels of federal, provincial and municipal laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.

There are specific statutory and regulatory requirements and standards that must be met throughout the exploration, development and operations stages of a mining property with respect to air quality, water quality, aquatic ecosystems and wildlife protection, solid and hazardous waste management and disposal, noise, land use and reclamation. We believe our operational, development and environmental plans adequately address the environmental risks associated with our operations and that we currently have in place appropriate safeguards to protect the environment.

We have operated in material compliance with our environmental approvals and have successfully administered a rigorous environmental monitoring and reporting program.

In relation to the Brucejack Mine, as at December 31, 2020, the Company has $55,000 of restricted cash in the form of Guaranteed Investment Certificates and Letters of Credit as security deposits with various government agencies in relation to decommissioning and restoration provisions. In support of the closure plan for the Brucejack Mine, the Company holds total surety bonds of C$31.7 million in favour of the Ministry of Energy, Mines and Low Carbon Innovation. The Company was not required to provide collateral for the surety bonds.

In addition, the Company has a liability for remediation of current and past disturbances associated with the exploration, development and production activities at the Brucejack Mine. The decommissioning and restoration provision, as at December 31, 2020, is $26.0 million. Most of the expected expenditures to settle the decommissioning and restoration provision are anticipated to commence in 2033, after the end of the mine life.

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

Indebtedness

Convertible Debenture

In February 2017, we completed an offering of $100 million aggregate principal amount of 2.25% unsecured convertible senior subordinated notes due in March 2022 (the “Notes”), which included the exercise of the full amount of the over-allotment option of $10 million aggregate principal amount of Notes. The Notes were issued pursuant to an indenture between the Company and U.S. Bank National Association, dated as of February 14, 2017 (the “Indenture”). The Notes will mature on March 15, 2022.

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

The initial conversion rate for the Notes is 62.5 Common Shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of $16.00 per Common Share. Subject to earlier redemption or purchase, holders may convert their Notes at any time until the close of business on the business day immediately preceding March 15, 2022. A holder that surrenders Notes for conversion in connection with a “make-whole fundamental change” (as defined in the Indenture) or a notice of redemption may in certain circumstances be entitled to an increased conversion rate.

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

Pursuant to the terms of our Credit Agreement (as defined herein), payment in full at maturity or prepayment at any time of all or any part of the principal and accrued interest owing under the Notes is subject to our pro forma compliance with financial covenants set out in the Credit Agreement. See “– Debt Refinancing” below.

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

The Loan Facility is comprised of a $250 million Term Facility and a $230 million Revolving Facility. The Term Facility and the Revolving Facility are available by way of U.S. dollar LIBOR loans, with an interest rate ranging from 2.5% to 3.5% over LIBOR based on the Company’s net leverage ratio or U.S. dollar base rate loans with an interest rate ranging from 1.5% to 2.5% over the administrative agent’s base rate based on the Company’s net leverage ratio. The Revolving Facility is also available in various other forms, including Canadian prime loans, bankers’ acceptances and bankers’ acceptance equivalent loans, and letters of credit. The Revolving Facility is subject to a standby fee.

The term of the Loan Facility is four years with a maturity date of December 18, 2022. The Term Facility is being repaid in equal quarterly installments of principal in the amount of $16.67 million commencing at the end of the second quarter of 2019. The Revolving Facility required a principal repayment of $30 million on June 18, 2019, at which time the Revolving Facility was reduced to $200 million. The remaining principal of the Revolving Facility will be repaid as a bullet payment in full on the maturity date. The undrawn portion of the Loan Facility at December 31, 2020 was $160.4 million with $1.6 million used for a letter of credit supporting a reclamation deposit requirement.

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

The Loan Facility is subject to standard and customary negative covenants, including, among others, restrictions on indebtedness, certain acquisitions, and payments such as (but not limited to) dividends, distributions or returns of capital with respect to the Common Shares, and payments on account of purchase, redemption, retirement or other acquisition of any of the Company’s securities, subject to various exemptions, including but not limited to:

i.	Cash dividend payments, distributions or returns of capital and repurchase of Common Shares in an amount not to exceed $40 million per year, commencing in fiscal 2020 and subject to pro forma compliance with financial covenants and a leverage ratio (as defined in the Credit Agreement) of less than or equal to 1.5x;

ii.	Payment in full at maturity or prepayment at any time of all or any part of the principal and accrued interest owing under the Notes, subject to pro forma compliance with financial covenants;

iii.	Certain permitted convertible indebtedness, including the Notes and other unsecured notes and debentures, the aggregate principal amount of which shall not exceed $100 million and, in the case of such other unsecured indebtedness (hereinafter, the “Permitted Unsecured Debt”), provided that the financial covenants have been complied with (on a pro forma basis), the scheduled maturity date is at least one year beyond the maturity date under the Credit Agreement and such indebtedness shall not have material terms that are materially less favorable than those under the Credit Agreement;

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

The Loan Facility was used to refinance the Construction Credit Facility in the amount of approximately $423 million. The additional funds from the Loan Facility and cash on hand generated from operating activities were used to repurchase the Company’s obligation under its callable 8% gold and silver stream for $237 million, which was sold by the Company as part of the construction financing package, and for working capital. During 2020, the Company repaid $226.7 million of the Loan Facility using cash generated from operations and proceeds from the sale of the Snowfield Property.

Principal Markets and Distribution

The Company sold its refined gold to counterparties to its Offtake Agreement until September 15, 2019. The purchasers under the Offtake Agreement paid for refined gold based on a market referenced gold price in U.S. dollars per ounce during a defined pricing period before and after the date of each sale. Currently, the Company sells its refined gold on spot contracts to financial institutions in Canada and its concentrates to trading companies. The Company sells its silver to refineries located in Canada and other jurisdictions and trading companies. The Company evaluates the counterparties to which it sells its product. The Company is not economically dependent on a limited number of customers for the sale of its gold and silver as its products can be sold through numerous world-wide commodity markets, traders and financial institutions.

BRUCEJACK PROJECT

Unless stated otherwise, the following disclosure relating to the Brucejack Project is based on information derived from the Brucejack Report, the NI 43-101 compliant technical report on Brucejack with an effective date of March 9, 2020. Reference should be made to the full text of the Brucejack Report, which is available electronically on the SEDAR website at www.sedar.com under our SEDAR profile, as the Brucejack Report contains additional assumptions, qualifications, references, reliances and procedures which are not fully described herein. The Brucejack Report is the only current NI 43-101 compliant technical report with respect to the Brucejack Project and supersedes all previous technical reports.

The Brucejack Project is located on the Brucejack Property, which consists of four mining leases and six mineral claims currently totalling 3,306 hectares. The mining leases have a 30-year term from September 2015 and are subject to annual lease rental payments due in September of each year. All mineral claims are in good standing until January 31, 2032.

Project Description and Location

The Brucejack Property is centred at approximately latitude 56°28’20”N by longitude 130°11’31”W, approximately 950 kilometres northwest of Vancouver, 65 kilometres north-northwest of Stewart, and 21 kilometres south-southeast of the Eskay Creek Mine. Ten mineralized zones are currently recognized on the Brucejack Project area, extending from the Hanging Glacier Zone in the north to the Bridge Zone in the south. Although five of these zones have been explored in some detail (West Zone, Valley of the Kings Zone, Bridge Zone, Gossan Hill Zone, and Shore Zone), mining is focused on just the two zones for which there are current Mineral Resources and Mineral Reserves: the Valley of the Kings Zone and the West Zone.

The Company acquired our 100% interest in the Brucejack Project and the adjacent Snowfield Project in December 2010, pursuant to a purchase and sale agreement with Silver Standard Resources Inc. (now known as SSR Mining Inc.) (“Silver Standard”). The Brucejack Project, not including mining lease no. 1038600, is subject to a 1.2% net smelter returns royalty in favour of Franco-Nevada Corporation (“Franco-Nevada”) on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

Mining lease no. 1038600 is subject to a 2% net smelter return royalty, minimum annual payments of C$50,000 with a buy out provision of C$4 million per 1%, for a total buyout of C$8 million. Mining lease 1038600 does not cover any of the area within the current mine plan.

There are no known environmental liabilities or other significant risks or factors that may affect access, title, or the ability or right to operate the mine or perform work on the Brucejack Property, beyond the geopolitical, economic, permitting, and legal climate that the Company operates in and the Company’s ability to secure any required approvals, consents, and permits under applicable legislation.

Property Location and Access Map

Eskay Creek
Treaty Creek
Valley of the Kings
Brucejack
Access Road
Airstrip
Transmsision Line
Scottie Gold
BRITISH COLUMBIA
ALASKA
138 KV Powerline
Premier
Bowser Lake
Meziadin Lake
37
37A
UTM Zone 9 (NAD83)
0 5 10 20
Kilometers
400000
420000
440000
460000
480000
6280000
6260000
6240000
6220000
N
P01_BJ_9800_Website_85x11_20201207

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The Brucejack Project is located in the Boundary Range of the Coast Mountain Physiographic Belt.

The Company constructed a 73 km access road that links Brucejack Camp to Highway 37 at km 215, approximately 60 km north of Meziadin Junction (the “Brucejack Access Road”). From Highway 37 the road crosses the Bell Irving River to Wildfire Camp and then traverses Wildfire Creek valley to the headwaters of Scott Creek, traverses along Scott Creek valley to Bowser River valley and then proceeds along Bowser River valley to Knipple Glacier, a distance of 58 km. A 12 km road is established along Knipple Glacier to the headwaters of the Brucejack Creek watershed at which point the road extends 3 km to the mine site.

Provincial permits and federal authorization of the mine prohibit public use of the Brucejack Access Road. A gate is located at the Highway 37 junction, and security screening is undertaken at Wildfire Camp. Along the Brucejack Access Road, an approximately 5,000 ft aerodrome has been established at Bowser Aerodrome 5 km east of Knipple Camp (Lake). Personnel, equipment, fuel and camp provisions are driven to a staging area at Knipple Camp, before being taken over the glacier to the Brucejack Camp.

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

Climate

The climate is typical of northwestern British Columbia with cool, wet summers, and relatively moderate but wet winters. Annual temperatures range from +20°C to -20°C. Precipitation is high with heavy snowfall accumulations ranging from 10 metres to 15 metres at higher elevations and 2 metres to 3 metres along the lower river valleys. Snowpacks cover the higher elevations from October to May. The optimum field season is from late June to mid-October.

Infrastructure

All resources are brought into the mine and remote camps via the Brucejack Access Road. Infrastructure along the Brucejack Access Road includes camps at Wildfire and Knipple and Bowser Aerodrome, 5 km east of Knipple Lake. At the mine, the camp comprises accommodation for 542 with recreational, office, and multiple support facilities. The nearest off-site infrastructure is located in the town of Stewart, approximately 65 km to the south, which has a minimum of supplies and personnel. The towns of Terrace and Smithers are also located in the same general region as the Brucejack Property, and both are directly accessible by daily air service from Vancouver.

The nearest railway is the Canadian National Railway Yellowhead route, which is located approximately 220 km to the southeast. This line runs east-west and terminates at the deepwater port of Prince Rupert on the west coast of BC.

Stewart, BC, the most northerly ice-free shipping port in North America, is accessible to store and ship concentrates. At the effective date of the Brucejack Report, the Brucejack Mine ships concentrate via this terminal.

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

Various operators explored the area beginning in 1980, including the completion of an extensive development and underground drilling program on the West Zone between 1986 and 1991 by the Newcana Joint Venture among Granduc, Newhawk Gold Mines Ltd. (“Newhawk”) and Lacana Mining Corporation.

In 1994, exploration on the Bruceside Property consisted of detailed mapping. Sampling, trenching, and drilling were on the ten best and highest priority targets on the property (including the West Zone).

In 1999, Silver Standard acquired Newhawk, and with it, Newhawk’s 100% interest in the Snowfield Property and 60% interest in the Bruceside Property and created separate projects for the Snowfield and Brucejack deposits. In 2001, Silver Standard acquired Black Hawk Mining Inc.’s 40% direct interest in the Bruceside Property, resulting in 100% interest in the Bruceside Property, which it subsequently renamed the Brucejack Property.

Silver Standard initiated exploration on the Brucejack Property in 2009. The program included drilling, rock-chip and channel sampling, and re-assaying of historical drill core pulps. Results of this work confirmed that assay data from the majority of the historical drillholes on the Brucejack Property (849 out of 901 holes targeting five zones) were suitable for use in geological modeling and resource estimation. A total of 17,964 m in 37 diamond drillholes were completed during the 2009 field season. Twelve drillholes were targeted at what would become the Valley of the Kings Zone.

The 2010 drill program, which totaled 33,480 m in 73 drillholes, was designed to continue definition of bulk tonnage mineralization on the Brucejack Property and to determine the nature and continuity of the high-grade mineralization intersected in the Valley of the Kings Zone. Approximately one third of the 2010 drilling targeted the Valley of the Kings Zone and included gold intersections of up to 5,850 g/t Au over 1.5 m. The bulk tonnage drilling achieved its intended goal when a sizeable Mineral Resource was estimated for the Brucejack Property. The relatively dense drilling from the bulk tonnage drilling program, with drill spacings of 100 m by 100 m to 50 m by 50 m, formed the basis upon which the bulk tonnage resource model was built. Numerous high-grade intervals were intersected as part of this drilling, which allowed for the initial delineation of high-grade mineralization trends and preliminary domain definition in the Valley of the Kings Zone. In 2010, Silver Standard sold the Snowfield and Brucejack Properties to the Company.

In 2011, a bulk-tonnage resource update was released with an initial high-grade resource for the Valley of the Kings Zone. An additional high-grade resource estimate, with sensitivity testing, was released in November. Brownfield exploration included detailed surface geological mapping, limited surface sampling, and limited geophysics. A total of 178 diamond drillholes were completed, totaling 72,805 m. The program targeted previously defined high-grade intersections primarily in the Valley of the Kings Zone (60% of the total), but also in the Gossan Hill Zone, Shore Zone, West Zone, and Bridge Zone targets. Dewatering of the historical West Zone underground development was carried out to assess the condition of the workings and determine if the workings could be used as a launching point for a development drive to the Valley of the Kings Zone.

In 2012, detailed brownfields surface geological mapping and associated supplementary surface geochemical sampling was continued. A total of 301 drillholes were completed, totaling 105,500 m of drilling during the 2012 drilling program. Zones within 150 m of surface were drilled at 12.5 m centers, with the deeper parts (down to about 350 m below surface) being drilled at approximately 25 m centers. Drilling at greater depths was generally only able to reliably achieve 50 m centers. The results of the 2012 drilling were incorporated into a revised Mineral Resource. This resource estimate formed the basis for a feasibility study on the Brucejack Property, which was completed in June 2013.

In 2013, a total of 24 surface diamond drillholes (5,200 m) were completed on the main and eastern parts of the Valley of the Kings Zone. An additional 575 m of shallow geotechnical drilling was conducted in 13 drillholes. The Company extracted a 10,000 t bulk sample to further evaluate the geological interpretation and resource estimate for the Valley of the Kings Zone. Geological mapping (face, back, and ribs), channel, and chip sampling were conducted on a round-by-round basis for all the underground workings developed as part of the bulk sample.

Bulk sample material from each round (approximately 100 t) was sampled through a sampling tower, and all the material mined was sent as defined rounds to the Contact Mill in Philipsburg, Montana, for processing. A total of 5,923 oz Au were produced from 10,302 t of bulk sample material processed through the mill at an average grade of 17.88 g/t Au. The results provided confidence in the November 2012 Mineral Resource and were used for parameter calibration and confidence classification in the December 2013 resource estimates for the Valley of the Kings Zone (the “December 2013 Mineral Resource”).

A total of 16,500 m of underground drilling was conducted to augment the bulk sample results by drilling off a larger area around the bulk sample workings on the 1345 m Level. Drilling was conducted on approximately 7.5 m centers over an area of 120 m east-west by 60 to 90 m north-south by 120 m vertically. Additional underground exploration drilling was conducted to test targets outside of the bulk sample area. Underground drilling totaled 38,840 m in 409 drillholes.

Surface geological mapping and supplementary surface geochemical sampling was continued, albeit with a more greenfields exploration goal than in previous years. The majority of this exploration was conducted on our claims outside of the Brucejack Property area.

In 2014, approximately 11,200 m of surface drilling in 12 drillholes testing the mineralization potential at depth beneath the Valley of the Kings Zone was conducted. Geotechnical drilling totaled 725 m in 15 drillholes.

An airborne magnetic and radiometric survey was conducted over the Brucejack Property and the wider Company claim area by Precision GeoSurveys Inc. (“Precision”). Approximately 750-line km (of a total 1,185-line km) were flown at a 200 m line spacing over the Brucejack Property. Line spacings of between 400 m and 500 m were flown on the broader Company claim area. A Scintrex Cs vapour CS-3 magnetometer and an IRIS were used to collect the data.

Additional Spartan MT data were acquired from both the Snowfield and Brucejack Properties in August and September by Quantec Geoscience Ltd. This work was aimed at targeting porphyry and epithermal mineralization and improving geological knowledge on the two property areas. Following 1D and 3D inversion modelling of the data, a total of ten conductive feature anomalies were identified, the most significant of these on the Brucejack Property being beneath the large flow foliated latite dome to the east of the Valley of the Kings Zone (the “Flow Dome Zone”). These features were interpreted as reflecting increased alteration with abundant sericite content. Results of the geophysical surveys were used for enhanced structural interpretations as well as porphyry and epithermal deposit vectoring, targeting, and exploration program planning.

A total of 605 surface rock outcrop grab, chip, and channel samples were collected on the Brucejack Property.

Our main focus between 2015 and 2017 was on the permitting, financing, construction, and commissioning of the Brucejack Mine. Brucejack Property exploration between 2015 and 2018, consequently, largely targeted resource and reserve expansion of the Valley of the Kings Zone through underground drilling.

In 2015, limited surface exploration drilling (8,380 m in 10 drillholes and two wedges) was conducted on the Brucejack Property, with 6,199 m in 8 drillholes (including two wedges) targeting the Flow Dome Zone. Other zones targeted included the Hanging Glacier Zone (987.33 m in three drillholes) and one drillhole in the South Zone. Surface mapping and limited surface sampling of the Flow Dome Zone augmented the drilling. Results of this drilling highlighted the continuation of Valley of the Kings Zone style phyllic alteration and electrum mineralization beneath the main part of the Flow Dome Zone, as well as isolated occurrences of relic potassic and propylitic alteration, bornite, and chalcopyrite. The drilling did not intersect the interpreted causative porphyry.

Additional airborne geophysical surveys were conducted as part of the Company’s claim block-wide airborne survey by Precision between July and October 2015, as a follow-up to the 2014 airborne survey. Although no new magnetic or radiometric lines were flown over the Brucejack Property in 2015, 1TEM electromagnetic data were obtained as part of Block 2 of this survey. The Block 2 survey was flown at a 200 m spacing between lines, with most of the lines flown in an east-west direction. Two of six north-south tie lines (spaced at 4,500 m) were flown over the Brucejack Property. Results of the survey over the Brucejack Property indicated the presence of an extensive hydrothermal footprint in this area, characterized by elevated conductivity. Known mineralized zones on the Brucejack Property are located within the elevated conductivity footprint. All of the 2015 surface diamond drillholes drilled into this footprint intersected extensively altered (generally phyllic alteration) and anomalously mineralized rocks. The electromagnetic data are being used in conjunction with other geological and geophysical data for brownfield exploration targeting.

In 2018, underground exploration drilling aimed at connecting the Valley of the Kings Zone to the Flow Dome Zone and testing the porphyry potential at depth beneath the Flow Dome Zone was conducted from the 1200 m Level in the Brucejack Mine. A total of 3,138 m was drilled in two underground exploration drillholes. Results of this drilling showed that Valley of the Kings Zone-style mineralization and alteration was continuous from the Brucejack Mine to the Flow Dome Zone. Anomalous copper and molybdenite mineralization coincided with a zone of relic potassic alteration between 1,400 and 1,485 m downhole depth in drillhole VU-911 and occurs more diffusely over a broader area in drillhole VU-820. The key to intersecting the source porphyry is to highlight the extent of the porphyry to epithermal transition zone and its potential for additional Valley of the Kings Zone-style electrum mineralization, in addition to assessing the gold potential of the source porphyry.

Additional ground-based geophysical surveys were conducted as part of the 2018 Flow Dome Zone exploration program by Frontier Geosciences Inc. (“Frontier”). A total of 8,560 m of surface IP and 6,640 m of reflection seismic ground surveys were conducted on four lines across the Brucejack Property in 2018. Both IP and seismic surveys were conducted on each of the three northeast-southwest trending lines, with only IP being conducted on the north-northwest trending linking line. Survey results were used in conjunction with other geological and geophysical data for brownfield exploration targeting in 2019.

In 2019, underground exploration drilling to further investigate the extent of the epithermal system and potential porphyry source continued. A total of 8,810 m of drilling was completed in six underground exploration drillholes from the 1200 m; 1130 m; and 1110 m Levels in the Brucejack Mine. The results of this drilling demonstrated the continuity of gold mineralization below the Valley of the Kings Zone, with visible gold mineralization observed more than 500 m below the current Valley of the Kings Zone resource.

During the initial stages of the 2019 exploration drilling program, the focus remained on testing exploration targets beneath the Flow Dome Zone. Drill core samples at various depth intervals in the exploration drillholes were collected and analyzed for chlorine content in apatite, which was observed to increase with depth down-hole. At the same time, analysis of a suite of rock chip samples collected from stations at various elevations within the underground mine showed that gold content in electrum and iron content in sphalerite both increased with depth in the underground mine. Collectively, these geochemical trends were interpreted as being consistent with higher temperatures approaching a porphyry source; furthermore, the porphyry source may be more centrally located than previously thought, located deep beneath the Valley of the Kings Zone epithermal gold deposit.

To further aid exploration efforts, a review of previously collected magnetotelluric resistivity data was completed by Quantec Geoscience Ltd., producing a series of 2D inversions displaying subsurface resistivity trends along north-south and east-west oriented section lines. Section line BJ19-03 identified a large, ‘pipe-like’, low-resistivity anomaly located approximately 200 m north of the Valley of the Kings Zone that extended from surface to a depth of 1,360 m (from 1,400 to 40 m elevation). Drilling results showed an interval of highly anomalous copper mineralization between 1,200 to 1,122 m, occurring within a broader interval of weak copper mineralization from 1,150 to 1,415 m depth. Additional drilling was done to investigate the alteration and mineralization observed and continued into 2020.

Additional ground-based IP geophysical surveying was conducted by Frontier in 2019, as a follow-up to the surface geophysical survey completed in 2018. The survey consisted of a large-scale, 3D IP survey that covered approximately 19.8 km, over 9 separate lines.

Geological Setting

The gold-silver deposit incorporating the Valley of the Kings Zone and the West Zone (the “Brucejack Deposit”) is situated on the western side of the Stikine Terrane of the Canadian Cordillera. Stikinia is the largest and westernmost of several exotic terranes in the Intermontane morphogeologic belt of the Canadian Cordillera. Stikinia is interpreted as a Philippine-style intra-oceanic island arc terrane, formed between mid-Palaeozoic to Middle Jurassic time, when it was accreted to the North American continental margin. Western Stikinia was subsequently affected by thin-skinned deformation during Cretaceous accretion of the outboard Insular Belt terranes.

The Brucejack Deposit is part of the Sulphurets Mineral District, located on the eastern limb of the north-plunging McTagg Anticlinorium, the northern closure of the Stewart-Iskut Culmination. Volcanic arc-related rocks of the Triassic Stuhini Group form the core of the anticlinorium and are successively replaced outwards by volcanic arc-related rocks of the Jurassic Hazelton Group and clastic basin-fill sedimentary rocks of the Middle Jurassic to Lower Cretaceous Bowser Lake Group. A major unconformity separates the Stuhini and Hazelton Group rocks. As a consequence of its location relative to the axis of the culmination, Brucejack Deposit rocks are tilted and generally display a progressive younging towards the east.

The Brucejack Deposit area is largely underlain by volcano-sedimentary rocks of the Lower Jurassic Hazelton Group. These rocks unconformably overlie volcanic arc sedimentary rocks of the Upper Triassic Stuhini Group along the western-most part of the Brucejack Project area. The rocks are variably altered and deformed, with zones of intense quartz-sericite-pyrite (phyllic) alteration being associated with increased deformation due to preferential strain partitioning in sericite-rich zones.

A north-south trending, broadly arcuate, concave-westward 0.5 to 1.5 km wide band of variably phyllic-altered rocks and associated quartz stockwork extends over 5 km across the Brucejack Property area. The band straddles the late-stage brittle faults that are likely of Tertiary age and which represent reactivated older structures (the “Brucejack Fault”) across the Brucejack Project area, shifting from the west side of the fault in the north of the Brucejack Project area to the fault’s east side further south. The phyllic alteration typically contains between two and 20% pyrite, affects rocks from the bottom to the top of the lithological sequence, and, depending on the alteration intensity, can preclude protolith recognition. More than 40 mineralization showings, associated with the alteration band, have been identified on the Brucejack Project area, highlighting the exceptional exploration potential of the area.

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

Stages III to V veins are locally undeformed to weakly deformed but display pinch-and-swell textures in high strain zones. Classic epithermal vein textures, including crustiform banding, sparse cockade textures, and vugs are locally present in Stage III and IV veins. Electrum in all mineralized vein stages occurs in a variety of textures, including common fine- to coarse-grained dendrites, lesser amounts of coarse subhedral clots and aggregates, and uncommon fine- to medium-grained, subhedral to euhedral sheet- to plate-like crystals. The ratio of electrum varies significantly, with each of the three main mineralized vein stages displaying unique gold/silver signatures, ranging from 30 to 70% Au. Stage V veins typically contain electrum with the highest proportion of gold, whereas Stage IV veins contain predominantly silver-rich electrum that is locally chemically zoned (gold-rich cores surrounded by silver-rich rims). There does not appear to be any significant compositional zonation of electrum as a function of spatial location.

West Zone

Mineralization and veining in the West Zone were investigated in the late 1980s and early 1990s by Newhawk and research geologists. These studies documented mineralization and vein parageneses broadly similar to that described above for the Valley of the Kings Zone, with two notable exceptions: ore stage veins have a lower modal abundance of electrum and higher modal abundance of base metal sulphide and silver sulphosalt minerals and, therefore, a lower gold/silver ratio than those in the Valley of the Kings Zone, and the mineralogy of pre-mineralization-stage veining in the West Zone is different to that of the Valley of the Kings Zone: Stage I veinlets in the West Zone are represented by potassium feldspar-quartz veinlets.

Deposit Types

The Brucejack Deposit is interpreted to be a deformed porphyry-related transitional to intermediate sulphidation epithermal high-grade gold-silver vein, vein stockwork, and vein breccia deposit that formed between 184 to 183 Ma. High-grade gold-silver mineralization was formed in association with a telescoped, multi-pulsed magmatic-hydrothermal system beneath an active local volcanic center.

The Brucejack Deposit has many characteristics in common with intermediate sulphidation epithermal systems. Intermediate sulphidation epithermal systems occur in calc-alkaline andesite-dacite arcs and can be spatially associated with porphyry systems and individual volcanic centers. Brownfield exploration drilling from 2018–2019 tested the porphyry potential below the Valley of the Kings Zone and in the Flow Dome Zone.

Mineralization in these systems is overwhelmingly hosted in veins, sheeted veins, vein stockwork, and vein breccia, with gold-silver occurring as electrum. Whilst the majority of these types of epithermal systems form in arcs with neutral to extensional tectonic environments, Victoria (the gold-rich type example) and the giant Baguio Au district (both in the Philippines) were formed in a compressive island arc. The Brucejack Deposit appears to have formed in a compressive island arc setting. Intermediate sulphidation epithermal deposits contain significant quantities of precious metals. The Brucejack Deposit has similarities in terms of vein style, mineralization paragenesis, and alteration to the Fruta del Norte high-grade gold deposit in Ecuador (greater than 155 t Au) and the Porgera gold deposit in Papua New Guinea (greater than 660 t Au).

2019 Drilling

Underground diamond drilling conducted on the Brucejack Property in 2019 included exploration (deep drilling) and resource expansion (15 to 30 m centers) fan drilling in the Valley of the Kings Zone. The majority of this drilling was HQ diameter core drilling aimed at improving resolution for increased confidence in the Valley of the Kings Zone Mineral Resource. Underground resource drilling included 113,507 m in 727 underground diamond drillholes; 555 of these holes had results available at the time of resource cut-off for a total of 81,060 m. Surface resource expansion diamond drilling totaled 2,298 m in 18 drillholes; two holes had assay data for a total of 239 m of assayed core at the time of resource cut-off. Underground deep exploration diamond drilling totaled 8,810 m in six drillholes, one of which was a wedge hole. Assay data for four of these holes were available at the time of resource cut-off, corresponding to a total of 6,025 m. The deep exploration drillholes were drilled from the underground mine towards the east, southeast, and north to test the depth extension potential of the Valley of the Kings Zone mineralization, and for porphyry-style mineralization and other geochemical indicators that may help vector towards a potential source porphyry at depth.

The updated drillhole database provided includes an additional 555 HQ diamond drillholes for a total of 89,121 additional drilled metres, and at the time of cut-off represented 86,719 m of new assay data.

The resource expansion drilling (15 to 30 m spacing) conducted during 2019 was designed to expand and upgrade the Valley of the Kings Zone resource in the southern, western, and northwestern portions of the deposit. Drilling was completed in two phases with phase one being drilled from the 1170 m; 1140 m; and 1110 m Levels, and phase two was drilled from the western end of the 1320 m Level. Phase two was still ongoing at the writing of the Brucejack Report. Phase one drilling was primarily completed towards the southwest, targeting an area between the 1050 m and 1200 m Levels across the Valley of the Kings Zone. Phase two drilling targeted a large area between the western extents of the Valley of the Kings Zone development and the Brucejack Fault between the 1200 m and 1380 m Levels. A surface resource drilling program commenced in the fall of 2019 to increase confidence in mineralized domains in the upper levels of the Valley of the Kings Zone.

The resource fan drilling conducted during 2019 was designed to increase the drill density within the Brucejack resource and to test mineralized domains to depth in the south, the west, and northwest of the Valley of the Kings Zone. The drilling confirmed the geological interpretation of continuous, dominantly east-southeast-west-northwest trending structural vein and vein stockwork corridors containing ubiquitous, yet highly variable and erratically distributed gold and silver mineralization in the Valley of the Kings Zone.

The deep exploration drillholes drilled in 2019 were successful in demonstrating the presence of Valley of the Kings Zone-style mineralization at depth. They were also successful in intersecting porphyry-style alteration and mineralization at depth.

Sampling, Analysis and Data Verification

HQ diameter diamond drillcore samples were collected at intervals of 1 to 1.5 m in length for surface and underground exploration drillholes, as well as for underground resource definition and infill drillholes. Reverse circulation samples were collected as part of the underground reverse circulation drillhole trial conducted in early 2018. Two, 2 kg dry reverse circulation sample splits were collected from a cyclone splitter directly into pre-labelled plastic sample bags every 1.52 m. Whole core samples were sent to the ALS Global (“ALS”) facility in Terrace, BC for sample preparation. Analysis was completed by the ALS Vancouver laboratory in North Vancouver, BC. Secondary lab checks were completed at MS Analytical in Langley, BC. These laboratories are all independent of the Company.

The Company’s quality assurance (“QA”) / quality control (“QC”) protocols for the Brucejack Deposit included tests for data accuracy, precision, and sample cross-contamination using duplicates (coarse and pulp duplicates), coarse blanks, and certified standards. Additional coarse blank samples were inserted immediately following samples with logged visible gold to quantify and avoid any potential cross-contamination between samples during laboratory sample preparation. QA/QC assay data checks were completed on a regular basis by the database manager. Pulp checks were requested where certified standard samples had 3SD accuracy fails in Au mineralized areas. Re-assay results from QA/QC checks were imported and assigned precedence in the database. QA/QC reporting was completed in-house by the database manager and reviewed by the QP (defined herein). The QA/QC analysis indicated acceptable levels of accuracy and precision, similar to previous years.

The QP, Mr. I.W.O. Jones, P.Geo., FAusIMM has conducted sufficient data and underground verification checks to satisfy himself that the drilling, core logging, sample handling, assaying, and data QA/QC procedures were conducted using industry best practices and that the data generated were of suitable quality for use in resource modelling and estimation of the Brucejack Deposit. It is the QP’s opinion that the sample preparation, sample security, and analytical procedures are satisfactory and appropriate for generating data of suitable quality for use in resource modelling and estimation of the Brucejack Deposit. Furthermore, Mr. Jones considers the geological interpretation to be appropriate and representative of the mineralization in the Brucejack Deposit.

Mineral Processing and Metallurgical Testing

Extensive metallurgical testing programs have been conducted on the Brucejack Property since 1988, with major metallurgical test work performed between 2009 and 2014 to support the design and construction of the 2,700 t/d process plant at the Brucejack Mine. Tetra Tech completed a test work review and process design descriptions for the previous feasibility study. Since commercial operations began in 2017, additional test work and process simulations have been completed to support the current operation, including support for the process plant throughput increase to a target capacity of 3,800 t/d.

The previous test work was conducted to investigate mineralization amenability to gravity concentration, gold-silver bulk flotation, and cyanidation processes. Sample characteristics, including chemical composition, mineralogy, and hardness, as well as other processing tests, including melting and solid liquid separation (“SLS”) tests, were also carried out. The tested samples were obtained from the Valley of the Kings Zone, the West Zone, and adjacent gold deposits such as the Galena Hill Zone, the Gossan Hill Zone, and others.

The test results indicate that most of the individual samples responded well to gravity separation, which consisted of a centrifugal separation and panning concentration. The test results also showed that the tested samples responded well to bulk flotation and cleaner flotation. With further verification tests on variability samples and locked-cycle tests on composite samples from the Valley of the Kings Zone and the West Zone, a conventional process using combined gravity concertation and flotation on gravity tailings was recommended for the Brucejack Mine.

To confirm the recommended process design, between September 2013 and February 2014, Strategic Minerals LLC processed two batches of bulk mineral samples generated from the Valley of the Kings Zone at the Contact Mill facility located in Philipsburg, Montana. Samples totalling 11,500 t were processed. A combined process of gravity separation and rougher/scavenger flotation with rougher concentrate cleaner flotation was employed to treat the bulk material. The gravity circuit included a Knelson concentrator and a Gemini table, while a jigging and tabling circuit to recover coarse free gold was also added when high-grade material was fed to the mill. No regrind circuit was applied to the rougher/scavenger concentrates. The test results confirmed that the combined gravity and flotation method can effectively recover gold and silver from the materials with widely varied head grades.

Beginning in 2017, a series of test work was conducted to support the Brucejack Mine process plant optimization and throughput increase. The test work covered mineralogy analysis, grindability, gravity separation, intensive leaching, and flotation concentration. SLS tests and tailings paste backfill related tests were also performed. The results were used to optimize the current process plant operation and to assess the performance of the relevant circuits in the proposed 3,800 t/d throughput scenario.

The metallurgical tests confirmed that significant amounts of gold and silver are gravity recoverable, which varies with the mineralization and gold head grades. Several simulations were conducted to evaluate primary grinding, gravity, flotation, and concentrate and tailings thickening processes for the 3,800 t/d plant capacity expansion. Results indicate that the primary grinding circuit is capable of reaching the target throughput capacity of 3,800 t/d. With further optimization of the grinding operation parameters, the grinding efficiency is anticipated to be improved. The existing cyclones and slurry handling systems could readily accommodate the increased throughput through minor modifications.

According to the simulation results, the primary gravity circuit may reach its recommended capacity at the increased throughput, which may slightly affect the recovery of the gravity recoverable gold and silver. For the current flotation circuit, the rougher and scavenger existing cells should be able to provide sufficient flotation retention time to handle the 3,800 t/d throughput. However, the capacity of the second and third cleaner flotation cells will require some upgrades to accommodate the increased throughput, in particular the second cleaner flotation cell. According to the existing circuit layout and flotation cell sizing, it is recommended to convert the existing third cleaner flotation cell to the second cleaner flotation (two, 15 m3 tank cells operating in series) and to install a new 30 m3cell for the third cleaner flotation.

The process flowsheet used for the current mine operation is a combination of conventional gravity concentration and bulk sulphide flotation to recover gold and silver into gold doré and gold-silver bearing flotation concentrates. Ore was first introduced to the mill in May 2017 with a focus on ramping up to the designed production throughput using ore from low-grade ore stockpiles. On July 1, 2017, the Company declared commercial production at the Brucejack Mine.

Mineral Recovery

The Brucejack Property mineralization typically consists of quartz-carbonate-adularia, gold-silver bearing veins, stockwork and breccia zones, along with broad zones of disseminated mineralization. There is a significant portion of gold and silver present in the form of nugget or metallic gold and silver.

The concentrator was designed to process gold and silver ore at a nominal rate of 2,700 t/d to produce gold doré and gold flotation concentrate. The mill was commissioned between March and May of 2017 and reached full operation in the fourth quarter of 2017. In 2018, various review and assessment work was conducted to evaluate the potential of increasing mill throughput to 3,800 t/d and identify potential bottlenecks that may limit a further increase in the mill feed rate. The review work indicated that with minor modifications, such as increasing some of the slurry pump sizing and increasing the second and third cleaner flotation capacities, the process plant can handle the increased throughput of 3,800 t/d. Currently, most of the mill upgrading has been completed. As reported, the mill was operated at 4,065 t/d average in the fourth quarter of 2019.

The mill feed ore is crushed and ground to the particle size of 80% passing approximately 100 µm. Two primary gravity centrifugal concentrators, together with two upgrading tables and one secondary gravity centrifugal concentrator, recover the free nugget gold grains from the ball mill discharge. The resulting gravity concentrate is further refined in the gold room on site to produce gold-silver doré.

The gold and gold bearing minerals of the hydrocyclone overflow from the primary grinding circuit are floated using rougher and scavenger flotation. The resulting rougher flotation and scavenger flotation concentrates are upgraded through three stages of cleaner flotation. The first cleaner scavenger flotation tailings report to the rougher scavenger flotation to further recover the residual gold, silver, and their bearing minerals. The third cleaner concentrate that is the final flotation concentrate, is dewatered using a high-rate thickener and a tower filter press prior to being loaded in customized bulk containers for shipping.

The final rougher scavenger flotation tailings are dewatered in a deep cone thickener. Approximately 40 to 50% of the flotation tailings are used to make paste to backfill excavated stopes in the underground mine, and the balance is pumped to Brucejack Lake where the tailings are stored under water. The concentrate and tailings thickener overflows are recycled as process make-up water. The underground and collected water from the mine site are treated in the water treatment plant in the mill. The treated water is used for mill cooling, gland seal service, reagent preparation, and make-up water.

The upgraded process plant will continue to operate as two 12-hour shifts per day and 365 days per year. The overall availability for the underground primary crusher circuit is 60%. The grinding, flotation, and gravity concentration availability is 92%. The gold room operates during the day shift only.

Based on the life of mine annual average, approximately 6,261 kg of gold and 4,618 kg of silver contained in doré and 3,420 kg of gold and 60,211 kg of silver contained in 67,900 t of gold-silver bearing flotation concentrate will be produced each year. On average, the flotation concentrate is expected to contain approximately 50 g/t Au and 877 g/t Ag. The arsenic content of the flotation concentrate is expected to be marginally higher than the penalty thresholds set up by most smelters.

Simplified Process Flowsheet

ROM ORE
PRIMARY CRUSHER
MILL FEED SURGE BIN
UNDERGROUND
SURFACE
SAG MILL
CYCLONE
BALL MILL
PRIMARY GRAVITY CONCENTRATION
PEBBLE CRUSHER
CYCLONE FEED PUMPBOX
SLIME FROM UNDERGROUND
ROUGHER FLOTATION
ROUGHER SCAVENGER FLOTATION
1st CLEANER FLOTATION
1st CLEANER SCAVENGER FLOTATION
2nd CLEANER FLOTATION
3rd CLEANER FLOTATION
TAILINGS THICKENER
PROCESS WATER
BACKFILL PASTE PLANT (UNDERGROUND)
BRUCEJACK LAKE
CONCENTRATE THICKENER
PROCESS WATER
SHAKING TABLES
FILTER PRESS
SMELTING FURNACE
DORÉ
GOLD/SILVER CONCENTRATE

The processing flowsheet above includes the following components:

•	One-stage primary crushing located underground.
•	A 2,500 t semi-autogenous grinding (SAG) mill feed surge bin on surface.
•	A SAG mill/ball mill/pebble crushing (SABC) primary grinding circuit equipped with a gravity concentration circuit.
•	Rougher flotation and scavenger flotation of hydrocyclone overflow.
•	Three stages of cleaner flotation on combined rougher and scavenger concentrates.
•	Flotation concentrate dewatering.
•	Flotation tailings dewatering circuits.

Mineral Resource and Mineral Reserve Estimates

The Company updated the resource estimate (the “2020 Resources Estimate”) for the Valley of the Kings Zone to report the 2020 Mineral Resource. The 2020 Resource Estimate was completed to incorporate new geological and assay information on the Brucejack Deposit generated through additional underground drilling, underground mine development, and mine production at the Brucejack Mine.

The 2020 Mineral Resource for the Brucejack Deposit incorporates estimates from the Valley of the Kings Zone and West Zone. No new information has been collected from the West Zone since 2012. As such, the West Zone portion of the 2020 Mineral Resource remains unchanged and is based on the West Zone resource estimate generated in April 2012. The Valley of the Kings Zone portion of the 2020 Mineral Resource has been updated in those areas surrounding the underground workings informed by new drilling data acquired between January 9, 2019 and September 30, 2019. The December 2013 Mineral Resource and the 2019 Mineral Resource have been retained for the Valley of the Kings Zone in those parts of the deposit for which no new data has been obtained since 2013 and January 2019, respectively. No new information has been obtained for the Bridge Zone, Gossan Hill Zone, and Shore Zone targets. These zones are currently not considered part of the high-grade Mineral Resource on the Brucejack Project and are therefore not included in the 2020 Mineral Resource. The Mineral Resource for the Bridge Zone, Gossan Hill Zone, and Shore Zone targets as reported in September 2012 is no longer current.

The 2020 Mineral Resource for the Brucejack Deposit, as documented in the Brucejack Report, used data and geologic interpretations provided by the Company. New data used to inform the updated 2020 Mineral Resource included 89,121 m of underground drilling since the 2019 Mineral Resource and production reconciliation information.

The 2020 Mineral Resource

The 2020 Mineral Resource has been reported with an effective date of January 1, 2020. The 2020 Resource Estimate upon which the 2020 Mineral Resource is based incorporates information from additional tightly-spaced infill drilling, mapping of underground geological exposures, and mine production.

The 2020 Resource Estimate comprises that part of the Valley of the Kings Zone where new information was available; the resource estimates upon which the 2019 Mineral Resource for the Valley of the Kings Zone (the “2019 Resource Estimate”) and the December 2013 Mineral Resource for the Valley of the Kings Zone (the “2013 Resource Estimate”) are based were retained outside the update area and the April 2012 resource estimate is retained for the West Zone. The 2020 Mineral Resource is reported inclusive of Mineral Reserves and exclusive of material mined to December 31, 2019.

At the time of the Brucejack Report, the QP for the Mineral Resource, Mr. I.W.O. Jones, P.Geo., FAusIMM was not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource presented in the Brucejack Report or its potential development.

The 2020 Resource Estimate was prepared using the same methodology as for previous resource estimates for the Brucejack Deposit. Grade estimates were generated into domains inside the update area using the domain-coded composite data. The overall approach is similar to that used in the generation of the December 2013, July 2016, and January 2019 resource estimates in that separate high-grade, low-grade, and probability of high-grade estimates are generated for each block using the split population, non-linear estimation approach. Additional resolution provided by infill drilling and the evaluation of that data inside the January 2020 update area has indicated that 3.5 g/t Au and 20 g/t Ag best distinguish between low- and high-grade populations for these two grade variables. The grade estimation workflow used to generate the 2020 Resource Estimate is detailed below:

•	A model was prepared at the parent block size (5 mE by 5 mN by 5 mZ) and coded by lithology and mineralized domain (individual and grouped) as the parent model.
•	A separate block model was set up with a 2.5 mE by 2.5 mN by 2.5 mZ block size and coded by mineralized domain (individual and grouped) for grade estimation.

•	Statistical analysis was conducted on the gold and silver grade distributions using Snowden’s Supervisor geostatistical software. The following was conducted:

○	Discretization of the high-grade gold (≥3.5 g/t) and silver (≥20 g/t) distributions using appropriate decluster-weighted grade thresholds;
○	Lower and upper tail analysis of the high-grade gold and silver distributions and selection of appropriate mathematical models for these;
○	Determination of the appropriate percentile for the threshold of the top class in the high-grade indicator thresholds using the decluster-weighted gold and silver data; and
○	Univariate statistical analysis of the low-grade population (<3.5 g/t Au, <20 g/t Ag).

•	Three-dimensional spatial analysis (variography).
•	Search, estimation, and variogram parameter sensitivity analyses.
•	Grade interpolation of each grade variable (i.e., low-grade, high-grade, probability of high-grade for each of gold and silver) separately into 2.5 m by 2.5 m by 2.5 m blocks using:
○	Ordinary kriging for grade of the low-grade mineralization (<3.5 g/t Au, <20 g/t Ag);
○	Multiple indicator kriging for grade of the high-grade mineralization (≥3.5 g/t Au and ≥20 g/t Ag); and
○	Indicator kriging of the mineralisation indicator for the proportion of high-grade (i.e., probability of Au ≥3.5 g/t and Ag ≥20 g/t).

•	The 2.5 mE by 2.5 mN by 2.5 mZ estimates were post-processed to provide total gold and silver grades for each block (e-type estimates). The grade of the mineralization above 3.50 g/t Au and the grade of the mineralization below 3.50 g/t Au in the block were each multiplied by the relevant proportions to calculate the final grade estimate for each block. The same process was applied to the silver grades. Grade estimates were then re-blocked to 5 mE by 5 mN by 5 mZ blocks to provide an appropriate volume estimate.

•	The individual estimates were checked/validated against the relevant input composite data.

•	The validated block model inside the update area was then added to the January 2019 block model to generate the full Valley of the Kings Zone resource model, as blocks in the January 2019 update area that have no recent (2019) infill drilling within approximately 40 m remained the same. The majority of blocks outside the January 2019 update area and January 2020 update area are the same as those generated as part of the 2013 Resource Estimate.

•	The full Valley of the Kings Zone resource model was then depleted against all mined-out solids and any additional volumes deemed to not satisfy the definition of a resource. This was then followed by a regularization up to 10 mE by 10 mN by 10 mZ block size for the entire model to account for the degree of selectivity that the QP believes is possible in the well-drilled volumes.

The non-linear split population-based approach used is a similar one to that used in earlier estimates and is currently considered the most appropriate method for estimating the mixed and positively-skewed precious metal mineralization for the Brucejack Deposit.

The model was validated against input drillhole data and mine production for the year 2019 and found to provide a reasonable to good representation of the input data and production information: the tonnes and grade reported by production in 2019 were within 10% of those reported from the January 2020 resource model from within the mined outlines.

The resource model was classified as Measured, Indicated, and Inferred in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) (2014) Definition Standards. Measured Resources are expected to be within 15% of mine production on a quarterly production basis and Indicated Resources are expected to be within 15% of mine production on an annual production basis. Shorter-term reconciliation is not considered appropriate given the highly variable and nuggety nature of the precious metal mineralization at the Brucejack Deposit.

The 2020 Resource Estimate effectively overwrites the 2019 Resource Estimate inside the update area. Comparisons between these models show that the new estimate (only that part inside the update area and not accounting for depletion by mining) is lower by approximately 0.7 Mt, 2.2 Moz Au, and 1.1 Moz Ag in the Measured + Indicated Resource at similar estimated gold and silver grades, using the same cut-off grade of 5 g/t AuEq (AuEq = Au + Ag / 53). The differences between the two models are largely data-driven. Additional tightly-spaced infill drilling, increased exposure of the mineralized system during mining, and over 1.5 Mt of actual production since mine commissioning have resulted in improved domain and local estimation parameter definition.

The updated resource estimate is presented for the combined Valley of the Kings Zone and the West Zone in Table 1 and separately for the Valley of the Kings Zone in Table 2 and the West Zone in Table 3 (below).

Table 1
2020 Valley of the Kings Zone and West Zone Mineral Resource (1)(2)(3)(4)(5)(6)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained Gold (Moz)	Contained Silver (Moz)
Measured	4.7	8.4	183.3	1.3	27.7
Indicated	18.6	10.7	35.8	6.4	21.4
Measured + Indicated	23.2	10.1	65.5	7.6	49.1
Inferred	9.4	10.3	44.3	3.1	13.4

(1)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues. The Mineral Resources in the Brucejack Report were estimated and reported using the CIM Definition Standards – Prepared by the CIM Standing Committee on Reserve Definitions, Adopted by CIM Council May 10, 2014.
(2)	The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured Mineral Resource category.
(3)	Contained metal and tonnes figures in totals may differ due to rounding.
(4)	Resources depleted for production to December 31, 2019.
(5)	The January 2020 Valley of the Kings Zone Mineral Resource is reported above a gold cut-9off grade of 3.5 g/t gold. The West Zone Mineral Resource is reported above a cut-off grade of 5 g/t gold equivalent (AuEq) (where AuEq=Au+Ag/53 as per previous models).
(6)	Mineral Resource is reported inclusive of Mineral Reserve.

Table 2
2020 Valley of the Kings Zone Mineral Resource (1)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained Gold (Moz)	Contained Silver (Moz)
Measured	2.3	10.5	12.6	0.8	0.9
Indicated	16.1	11.4	12.2	5.9	6.3
Measured + Indicated	18.4	11.3	12.2	6.7	7.2
Inferred	5.4	13.3	15.9	2.3	2.8

(1)	Notes from Table 1 apply.

Table 3
West Zone Mineral Resource, April 2012 (1)(2)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained Gold (Moz)	Contained Silver (Moz)
Measured	2.4	5.9	347	0.5	26.8
Indicated	2.5	5.9	190	0.5	15.1
Measured + Indicated	4.9	5.9	267	0.9	41.9
Inferred	4.0	6.4	82	0.8	10.6

(1)	Notes from Table 1 apply.
(2)	Contained metal and tonnes figures in totals may differ due to rounding.

Mineral Reserve Estimates

A net smelter return (“NSR”) cut-off value of US$180/t or C$230/t ore was used to define the Mineral Reserves. This cut-off value decreased from the previous value of US$185/t ore used in the 2019 Brucejack Report.

The NSR for each block in the Mineral Reserve model was calculated as the payable revenue for gold and silver, less the costs of refining, concentrate treatment, transportation, assays, consultants, penalties, and insurance. The metal price assumptions associated with the NSR value are US$1,250/oz Au and US$15.6/oz Ag. A foreign exchange rate of C$1.00:US$0.78 was used.

The dilution factors used in the Mineral Reserves were calculated from standard overbreak assumptions, based on the Company’s experience and benchmarking of other long-hole open-stoping operations. The overall life-of-mine recovery is estimated to be 94%, with a dilution of 12%.

The Mineral Reserves were developed from the Mineral Resource model “res1912_MRM_NSC_ 2019_depl_101010_MO_OW_Reserve”, which was created by the Company and provided to Tetra Tech in January 2020. The orebody consists of numerous lenses in the Valley of the Kings Zone and two distinct lenses in the West Zone. These Mineral Reserves are exclusive of material mined prior to January 1, 2020.

Mineral reserves stated herein are calculated inclusive of a Mine Call Factor (“MCF”). The MCF is a grade reconciliation calculation applied to individual stopes and is based on the average drillhole spacing in each stope. Each stope has been re-evaluated using both the reserve stope grade and the drillhole spacing to account for potential overestimation in grade in areas with lower average drillhole spacing. Grades are capped relative to the concentration of drilling in the stope, with areas of closer drillhole spacing, and therefore higher confidence, allocated a higher-grade cap than those areas with fewer drillholes. The 2020 Mineral Reserve reflects a reduction in gold grade from the 2019 Mineral Reserve grade due to updates to the Mineral Resource and the application of the MCF.

Brucejack Mine Mineral Reserves(1)(2) by Mining Zone and Reserve Category, Effective January 1, 2020

		Ore	Grade		Contained Metal
Zone		Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Gold (Moz)	Silver (Moz)
Valley of the Kings Zone	Proven	1.4	8.9	11.1	0.4	0.5
	Probable	11.3	8.7	9.8	3.2	3.6
	Total	12.8	8.8	10.0	3.6	4.1
West Zone	Proven	1.4	7.2	383	0.3	17.4
	Probable	1.5	6.5	181	0.3	8.6
	Total	2.9	6.8	278.5	0.6	26.0
Total Mine	Proven	2.8	8.1	195.1	0.7	17.9
	Probable	12.8	8.5	29.8	3.5	12.2
	Total	15.7	8.4	59.6	4.2	30.1

(1)	Rounding of some figures may lead to minor discrepancies in totals.
(2)	Based on US$180/t cut-off grade, US$1,250/oz Au price, US$15.6/oz Ag price, and a C$1.00:US$0.78 foreign exchange rate.

Brucejack Mine Mineral Reserves(1)(2)(3)(4) by Mining Block

		Ore	Grade		Contained Metal
Mining Block		Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Gold (Moz)	Silver (Moz)
Valley of the Kings Zone	990-1050	1.3	8.8	5.4	0.4	0.2
	1080-1170	3.3	8.6	7.8	0.9	0.8
	1200-1290	3.1	8.4	9.2	0.8	0.9
	1320-1560	5.1	9.1	12.9	1.5	2.1
	Total	12.8	8.8	10.0	3.6	4.1
West Zone	Upper West Zone	0.6	4.2	407.0	0.1	8.0
	Lower West Zone	2.3	7.6	245.0	0.6	18.1
	Total	2.9	6.9	278.5	0.6	26
Total Mine	All Mining Blocks	15.7	8.4	59.6	4.2	30.1

(1)	Rounding of some figures may lead to minor discrepancies in totals.
(2)	Based on US$180/t cut-off grade, US$1,250/oz Au price, US$15.6/oz Ag price, and a C$1.00:US$0.78 foreign exchange rate.
(3)	All reserve values are inclusive of mining dilution and mining recovery.
(4)	Gold grades of Valley of the Kings Zone are inclusive of the MCF.

Mineral Reserve Comparison

As significant material has been mined between the 2020 Mineral Reserves and the 2019 Mineral Reserves update, a direct comparison of reserves will not provide an accurate assessment of the changes made. To provide a valid comparison, the inclusion of the mined-out material between these two time periods needs to be added. As the 2020 Mineral Reserves are exclusive of all material mined prior to January 1, 2020 and the 2019 Mineral Reserves were exclusive of all material mined prior to January 1, 2019 the addition of the reconciled 2019 milled actuals should provide a valid comparison. The table below shows the comparison.

Comparison of 2020 Mineral Reserves with Mined Actuals to Previous Reserve (1)(2)

		Reserves
Reserves		Ore Tonnes (Mt)	Grade Gold (g/t)	Contained Metal Gold (Moz)
2020 Mineral Reserves + Milled Actuals	Proven + Probable	15.7	8.4	4.2
	2019 Milled Actuals	1.3	8.7	0.4
	Total	17.0	8.4	4.6
2019 Mineral Reserves	Total	16.0	12.6	6.4
2020 - 2019	Difference	1.0	-4.1	-1.8

(1)	Rounding of some figures may lead to minor discrepancies in totals.
(2)	All milled actuals are based off of reconciled year end results. 2019 milled actuals include material from outside of the 2019 Reserves.

The combined 2020 Mineral Reserves and 2019 Milled Actuals total ore tonnes exceed the 2019 Mineral Reserves due to two main factors: the mining of out of reserve material that was identified as being economic by the grade control program, and the increase in profitability of the NSR model. With these additions, the combined 2020 Mineral Reserves with 2019 Milled Actuals contain more tonnes at a lower grade than the 2019 Mineral Reserves. This results in a decrease in overall ounces primarily due to a decrease in overall grade of the updated portion of the resource.

Mining Method

The updated underground mine design supports the extraction of 3,800 t/d of ore through a combination of transverse and longitudinal long-hole open stoping. Closely matching the previously stated plan disclosed in the Brucejack Report and the 2019 Brucejack Report paste backfill and trackless mobile equipment will be employed in the majority of mining activities.

Access to the mine is via the Valley of the Kings decline, situated near the concentrator. The Valley of the Kings decline is also utilized as a conveyor way, with two conveyors installed at a combined length of 800 m. The existing West Zone portal provides the main access for large underground equipment and waste haulage.

Development initiated during the two pre-production years of the life-of-mine continues, with the mine operating at a rate of 2,700 t/d since commercial production began in July 2017. The ramp-up period to a maximum output of 3,800 t/d is complete, with production averaging 1.3 Mt annually.

Geotechnical designs and recommendations are based on the results of site investigations and geotechnical assessments, which include rock mass characterization, structural geology interpretations, excavation and pillar stability analyses, and ground support design. No new rock mechanics site investigations or analysis work was completed for the Brucejack Report.

The groundwater flow system was conceptualized during the environmental assessment and mine permitting stages to provide inflow estimates to mine workings. Total inflows were estimated to be approximately 100 L/s, including service water. This estimate referenced results of site investigations and hydrogeologic testing that was used to determine the capacity of dewatering equipment, which allows for maximum inflows of 139 L/s to account for uncertainty in the water inflow model. Predicted total inflows to the mine have since been revised downward in light of recent groundwater modeling undertaken for the 5 Year Mine Plan and Reclamation Program Update submitted to regulators in July 2020.

Mining is largely conducted through a mine contractor, with the Company providing planning and technical services. The underground mining department consists of technical staff, mining crews, mechanics, electricians, and logistical or other support personnel. Total underground manpower, including technical support is approximately 398, with approximately 200 on site at any time.

The mining contractor supplies the majority of the heavy equipment with the exception of supplemental long-hole drills for production and sampling, and some auxiliary vehicles. Key equipment required includes a fleet of load-haul-dump vehicles and trucks for material loading and transport to surface. In addition, bolters, shotcrete sprayers, long-hole drills, and cable bolters are all required.

Ventilation has been designed to comply with BC regulations. Permanent fans at surface are located at each of the main portals and exhaust to surface is via dedicated raises. An electric air heating system operates to ensure all air entering the mine is above freezing point with a propane backup.

Paste fill is distributed using a two-stage pumping system. A positive displacement pump in the paste fill plant located in the mill provides paste to all of the West Zone and the lower portion of the Valley of the Kings Zone (below 1,350 m). The paste fill plant feeds a booster pump located near the main Valley of the Kings decline. This booster pump supplies paste to the Upper Valley of the Kings Zone (above 1,350 m).

Ore is trucked from working areas to the centrally located underground crusher and subsequently transferred to surface via the two conveyors. Waste rock is utilized for backfill wherever possible or trucked to surface for disposal in Brucejack Lake.

The location and method of the mine dewatering system have been changed since the 2014 Brucejack Report. Mine dewatering locations are included in the long-term mine plans, with adjustments to locations based on underground observations. No settling of sediments or slimes is conducted underground with sediments and slimes pumped directly to the mill clarifier by a system of submersible and horizontal centrifugal pumps located throughout the Valley of the Kings Zone and West Zone working levels.

For underground worker safety, both permanent and portable refuge stations have been installed at the Brucejack Mine. A permanent, 40-person station has been established at the 1,335 m elevation, another 60-person permanent refuge station will be established at the 1,200 m elevation, with an additional six, 16-person portable rescue chambers located elsewhere throughout the mine. Emergency warning systems include phones, mobile radios, and stench gas warning systems.

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

Facilities and infrastructure at or near the Brucejack Mine site are currently in operation and include the following:

•	73.5 km Brucejack Access Road at Highway 37, travelling westward to Brucejack Lake with a 12 km section of road, from km 59 to km 71, traversing the main arm of the Knipple Glacier;

•	Site roads and pads;

•	138 kV power supply line from the Long Lake Hydro Substation to the substation at the Knipple Transfer Station, where the voltage reduces from 138 to 69 kV; the transmission line carries on to the Brucejack Mine site;

•	Site power distribution systems from the main substations to all the facilities;

•	Mill building containing process equipment, process control, and instrumentation; a gravity concentration laboratory is under planning for mine and mill feed grade control, a paste backfill plant, and a metallurgical laboratory;

•	Water management infrastructure, including diversion ditches for both contact and non-contact water, interceptor ditches, and a contact water drainage collection pond and pump(s) to direct contact water to the water treatment plant;

•	Water treatment infrastructure to treat underground infill water and surface contact water via a treatment plant that discharges the treated water to process and fresh/fire water tanks and to the tailings storage facility when mill supply is met;

•	Potable water treatment facility;

•	Sewage treatment infrastructure;

•	Solid waste management systems, including domestic waste disposal and incinerator;

•	Communication systems;

•	Ancillary facilities including:

○	on-site fuel storage;

○	on-site explosive storage;

○	detonator magazine storage;

○	camp accommodation with recreation area, commissary, laundry facilities, mine dry, and medical clinic and first aid/emergency response;

○	truck shop;

○	helipad;

○	laydown areas; and

○	covered storage building.

The Brucejack Access Road is an all-season, two-way access road that commences at Highway 37 at km 215 and travels generally westward to Brucejack Lake, a distance of 73.5 km. The access road is maintained throughout the year by road grooming equipment and snow plows. Regular patrols are conducted, particularly, in potential avalanche areas with avalanche control measures in place. A 12 km section of the Brucejack Access Road (km 59 to km 71) traverses the main arm of the Knipple Glacier. During winter months the route is a groomed snow surface, but is an ice surface during the summer months.

The Knipple Transfer Station is located approximately 12 km southeast of Brucejack Mine site. The Knipple Transfer Station facilities include a camp, maintenance and emergency vehicle building, cold storage, fuel dispensing system, helipad, incinerator, assay laboratory, truck scale, and laydown areas. All deliveries to and from the mill site report to this facility for intermediate storage or transfer to a different vehicle before delivery to the mine or off-site. Similarly, loads from the mill site are managed in reverse order.

An aerodrome with an approximately 5,000 ft. long by 75 ft. wide gravel airstrip and an apron for aircraft parking at 1,424 ft. elevation is located at the Bowser site, approximately 2 km east of Knipple Lake. The aerodrome is available to provide air service by chartered flights to and from the mine. Expansion of the runway to 100 ft. width and 5,500 ft. length with lighting and apron up-grades is under study to allow AGN IIIA class aircraft, such as the DE Havilland Dash 8 turboprops, to use the aerodrome. Currently, personnel transportation between Brucejack Mine and Smithers/Terrace, BC is facilitated by chartered bus service. However, routine crew changes by chartered air service is under study.

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

Both the pipes are suspended on cables to allow for vertical and horizontal repositioning over the life-of-mine to ensure the pipe is not covered by tailings and to meet permit conditions for vertical positioning above the lake bottom.

A 138 kV overhead power supply line from the substation at Long Lake Hydro Substation was constructed in 2016/2017 and connects to the Knipple Substation.

The main site power steps down from 138 to 69 kV via two 20/26 MVA oil-filled transformers, complete with neutral grounding resistors, located in the main substation yard at the Knipple Substation. Each transformer is capable of carrying the entire site load. The 69 kV transmission line is transported to Brucejack Mine where it enters into the mill.

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

Within the mill, large loads are powered at 4.16 kV. Smaller loads are powered at 600 V via switchgear and motor control centers (MCCs). Variable frequency drives (VFDs) and soft starters are employed strategically to optimize process and energy performance.

An avalanche hazard assessment of the mine site, access road, and transmission line route was presented in the previous feasibility study. Generally, the avalanche hazard assessment of the mine site, access road, and transmission line route remains unchanged from the previous feasibility study. The avalanche season for infrastructure below the 1,000 m elevation level is generally from November to May, while for elevations above 1,200 m the season is from October to June, or if cool and wet conditions persist avalanches can occur in summer months. Snow avalanches generally occur in areas where there are steep open slopes or gullies, and deep (more than 50 cm) mountain snowpacks. Risks associated with avalanches are normally due to exposure to the high impact forces that occur, as well as the effects of extended burial for any person caught in an avalanche. An avalanche path generally consists of a starting zone, a track, and a runout zone.

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

Environmental, Permitting and Social and Community

The Company is committed to continuing to operate the Brucejack Mine in a sustainable manner and according to the guiding principles in its corporate social, environmental, and health and safety policies. The Company regularly consults with public, Indigenous groups, and stakeholders on the Brucejack Mine and commitments for engagement, communication, and local recruitment. Every reasonable effort has and will continue to be made to minimize or prevent potential long-term adverse environmental effects and to ensure that the mine provides lasting benefits to local Indigenous and other communities while generating substantial economic and social value for shareholders, employees, and the broader community. The Company developed an Economic and Social Effects Mitigation Plan (“ESEMP”) as a requirement of its provincial Environmental Assessment Certificate and reports annually on the outcomes and achievements related to the ESEMP. The Company respects the traditional knowledge of the Indigenous peoples who have historically occupied or used the Brucejack Project area and is committed to an engagement process that continues to invite and consider input from people with traditional knowledge in the area. The Company’s objectives include continuing to retain the integrity of ecosystems within which mine infrastructure is located to the extent feasible during the remainder of mine operations. Upon mine closure, the intent will be to reclaim mine infrastructure disturbance areas to the approved end land uses in accordance with the approved reclamation plan, thereby returning the disturbed areas to levels of land productivity equal to or better than existed prior to mine development. The Company maintains a reclamation security of C$31.7 million with the BC government for the full build-out of the mine.

Capital and Operating Cost Estimates

Capital Cost Estimate

The total life-of-mine sustaining capital cost from 2020 to 2032 is estimated at US$176.7 million. The table below shows a summary breakdown of the life-of-mine sustaining capital costs by area, including required sustaining costs for the mine and mill throughput expansion to 3,800 t/d. The estimated cost includes design, construction, installation, and commissioning.

The key inputs to this cost estimate were based on the life-of-mine planned costs estimated by the Company and reviewed by Tetra Tech, including recent equipment purchased costs, equipment quotations from vendors, and recent construction cost data. All costs are inclusive of direct cost, indirect cost, and contingency. The expected accuracy range of the operating cost estimate is +20%/-15%.

Life of Mine Sustaining and Expansion Capital Cost Estimates

Area Description	Life-of-Mine Sustaining Capital Cost (US$ million)
Mining	66.6
Processing	3.5
Site Infrastructure and Services	91.8
Mine Throughput Expansion	14.8
Total	176.7

Operating Cost Estimate

The estimated life-of-mine average operating cost for the Brucejack Mine is US$163/t milled. The table below shows the cost breakdown for each area.

Life-Of-Mine Average Operating Cost Summary

Area	Unit Operating Cost (US$/t milled)
Mining	71
Processing	21
Surface Services and Others	36
Mine General and Administrative	35
Total Operating Cost	163

The operating cost estimate is based on the Brucejack Mine operating experience, including consumable supplies, power supply, contractor services, camp services, personnel transportation, and labour salaries/wages with a base date of Q4 2019 and do not include any escalation beyond this quarter. The expected accuracy range of the operating cost estimates is -15%/+15%. All the costs have been estimated in U.S. dollars, unless otherwise specified.

The operating costs exclude off-site shipping charges and sale costs for the gold-silver doré and gold-silver concentrate and royalties, which are included in the financial analysis.

All operating cost estimates exclude taxes unless otherwise specified.

Economic Analysis

Tetra Tech prepared an economic evaluation of the Brucejack Mine based on a discounted cash flow model for the remaining 13-year life-of-mine and 15.64 Mt of ore included in the mine plan. For this mine plan, a post-tax net present value (“NPV”) of US$1.50 billion was calculated at a discount rate of 5%.

The Brucejack Mine economic model is based on the following assumptions:

•	Gold price of US$1,300/oz.

•	Silver price of US$16.90/oz.

•	Foreign exchange rate of C$1.00:US$0.76.

The production schedule was incorporated into the pre-tax financial model to develop annual recovered metal production. Capital expenditures include 3,800 t/d mine expansion capital cost of US$14.8 million and ongoing sustaining capital costs for mining and milling additions and equipment replacement totaling US$161.9 million. The total life-of-mine capital cost is US$176.7 million.

The NPV was estimated at the beginning of the mining schedule and therefore has an effective date of January 1, 2020.

The table below summarizes the forecast for the economic performance of the Brucejack Mine operation for the remaining life-of-mine.

Brucejack Mine Economic Performance Forecast

	Unit	Amount
Tonnes Mined and Processed	kt	15,637
Gold Head Grade	g/t	8.4
Silver Head Grade	g/t	59.6
Total Project Revenue	US$ million	5,266
Operating Cost	US$ million	(2,546)
Royalties	US$ million	(63)
Sustaining Capital Costs, including Mine Expansion	US$ million	(177)
Other Expenses	US$ million	(21)
Taxes Payable	US$ million	(492)
Post-tax Undiscounted Cash Flow	US$ million	1,953
Post-tax NPV (5% Discount Rate)	US$ million	1,496

RISK FACTORS

Investing in our securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of the operation, exploration and development of our mineral properties. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. You should carefully consider the following risk factors along with other risk factors included elsewhere in this AIF, as well as those set out in our Management’s Discussion and Analysis for the years ended December 31, 2020 and 2019.

Risks Related to Our Business

We are currently subject to, and may in the future be subject to, claims and legal proceedings that could divert our resources and result in the payment of significant damages and other remedies, and could materially adversely impact our business, prospects, financial condition, financial performance and results of operations.

We are engaged as a defendant in a class action lawsuit in Ontario (as more particularly described in the section entitled “Legal Proceedings and Regulatory Actions” in this AIF and in our Management’s Discussion and Analysis of our financial condition and results of operations for the years ended December 31, 2020 and 2019) filed by certain of our shareholders at the applicable times. Litigation resulting from this claim could be costly and time-consuming and could divert the attention of management and key personnel from our business operations. We cannot assure that we will succeed in defending this claim and that judgment will not be entered against us with respect to the litigation resulting from such claim. If we are unsuccessful in our defense of this claim or unable to settle the claim in a manner satisfactory to us, we may be faced with significant monetary damages or injunctive relief against us that could have a material adverse effect on our business, prospects, financial condition, financial performance and results of operations.

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

Interest rates under our Loan Facility are based on LIBOR and the administrative agents’ base rate, which fluctuate based on market conditions. In addition, on July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that the FCA will no longer compel banks to submit rates for the calculation of the LIBOR benchmark after 2021. On March 5, 2021, regulators and industry groups announced the dates for the cessation of publication of, and non-representativeness of, various settings of the LIBOR. The Credit Facility allows for the selection of a replacement rate in the event of the discontinuation of LIBOR, subject to certain conditions. However, it is uncertain what replacement rate will be selected once LIBOR is discontinued and the impact that this will have on our interest rates under our Loan Facility. Increases in interest rates can have a material adverse effect on our cash flows, operations and results therefrom, and our financial condition.

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

Our future performance will be affected by a range of economic, competitive, governmental, operating and other business factors, many of which cannot be controlled, such as general economic and financial conditions in the industry or the economy at large, including the impact of the COVID-19 pandemic. A significant reduction in operating cash flows resulting from changes in economic conditions, increased competition or other events could increase the need for additional or alternative sources of liquidity and could have a material adverse effect on the business, financial condition or results of operations, as well as our ability to service our debt and other obligations. If we are unable to service our indebtedness or fulfil our other obligations, including those under the Credit Agreement, we will be forced to adopt an alternative strategy that may be less attractive to us and include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing indebtedness or seeking equity or debt capital. In addition, any failure to make scheduled payments of interest and principal on outstanding indebtedness is likely to result in a reduction of credit rating, which could harm our ability to incur additional indebtedness on acceptable terms.

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

Virus outbreaks may create instability in world markets and may affect the Company’s business.

Emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases or pandemics, including the COVID-19 pandemic, could have a material adverse effect on the Company by causing operational and supply chain delays and disruptions (including as a result of government regulation and prevention measures), labour shortages and shutdowns, social unrest, breach of material contracts and customer agreements, government or regulatory actions or inactions, changes in tax laws, payment deferrals, increased insurance premiums, decreased demand or the inability to sell and deliver precious metals, declines in the price of precious metals, delays in permitting or approvals, governmental disruptions, capital markets volatility, or other unknown but potentially significant impacts. In addition, to date, a number of mining projects were suspended as cases of COVID-19 were confirmed, for precautionary purposes or as governments have declared a state of emergency or taken other actions. Throughout the COVID-19 pandemic, the Brucejack Mine has operated continuously under the stringent directives provided by federal, provincial and regional authorities. The Company has established COVID-19 management plans and implemented enhanced protocols and preventative measures to manage and mitigate the spread of COVID-19. However, these management plans, related protocols and preventative measures may prove to be ineffective in preventing and/or mitigating an outbreak of COVID-19 at the Brucejack Mine. Further, even if these management plans, related protocols and preventative measures are effective, they cannot provide absolute assurance that additional outbreaks of COVID-19 will not occur at the Brucejack Mine and, in case of any such outbreak, absolute assurance that the effects of such outbreak will be mitigated. An outbreak of COVID-19 at the Brucejack Mine could result in significant disruption to operations, including a suspension of mine operations. The region in which we operate may not have sufficient public infrastructure to adequately respond or efficiently and quickly recover from such event, which could have a materially adverse effect on our operations and the local communities. Our exposure to such public health crises also includes risks to employee health and safety. Our operation is located in a relatively remote and isolated area and represents a concentration of personnel working and residing in close proximity to one another. Should an employee or visitor become infected with a serious illness that has the potential to spread rapidly, this could place our workforce at risk.

The full extent and impact of the COVID-19 pandemic is unknown and, to-date, has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including precious metals) and has raised the prospect of a global recession. The international response to the COVID-19 pandemic has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in global consumer activity. At this time, the Company cannot accurately predict what effects these conditions will have on mining operations or financial results, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the pandemic, and the length of the travel restrictions and business closures that have been or may be imposed by various levels of government in Canada and other countries. In addition, a significant outbreak of contagious diseases in the human population, such as COVID-19, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could result in a material adverse effect on commodity prices, demand for metals, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Common Shares. Accordingly, any outbreak or threat of an outbreak of an epidemic disease or similar public health emergency, including the COVID-19 pandemic, could have a material adverse effect on the Company’s business, financial condition and results of operations. It is unknown whether and how the Company may be affected if a pandemic, such as the COVID-19 pandemic, persists for an extended period of time.

Actual capital costs, operating costs and expenditures, production schedules and economic returns may differ significantly from those we have anticipated.

Our expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections for the Brucejack Mine which are contained in the Brucejack Report are based on assumed or estimated future metals prices, cut-off grades, production estimates, mining grades, milling recoveries, operating costs, capital costs and expenditures and various other factors that each may prove to be inaccurate, and many of which are beyond our control. Therefore, the Brucejack Report may prove to be unreliable if the assumptions or estimates do not reflect actual facts and events. For example, significant declines in market prices for precious metals or extended periods of inflation would have an adverse effect on the economic projections set forth in the Brucejack Report. The Company’s economic performance forecasts, including cash flow forecasts and net present value, may be impacted by the production outlook. Failure to meet these production targets will have an adverse effect on cash flows, earnings and our overall financial condition.

Any material reductions in estimates of mineralization or increases in capital costs and expenditures, or in our ability to maintain a projected budget or renew a particular mining permit, could also have a material adverse effect on projected production schedules and economic returns, as well as on our cash flows, earnings, overall results of operations or financial condition. There is also a risk that rising costs for labour and material could have an adverse impact on forecasted capital and operating costs and that shortages of labour and material could have a negative impact on any mine development and production schedules. An increase in any of these costs, or a lack of availability of commodities and goods, may have an adverse impact on our financial condition and results of operations.

We may be required to seek additional debt or equity capital in order to fund the development and operations of the Brucejack Project and we may not be able to access capital on commercially reasonable terms or at all and, even if successful, we may not be able to raise enough capital to allow us to fully fund the capital and operating costs associated with the Brucejack Project.

There is uncertainty relating to production, gold grade, milling recovery, cash flow and cost estimates.

We prepare estimates of future production (including production rate, gold grade and milling recovery estimates), future cash flow (including free cash flow estimates) and future costs for the Brucejack Project. No assurance can be given that production-related and financial-related estimates will be achieved. Estimates are based on, among other things: the accuracy of Mineral Reserve and Mineral Resource estimates and related information, analyses and interpretations (including with respect to any updates or anticipated updates); the accuracy of assumptions, including assumptions about our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein) and assumptions about commodity prices (including the price of gold) and exchange rates; ore grades and recovery grades; metallurgical characteristics; and the accuracy of estimated rates and costs related to exploration, development, mining and processing activities. Failure to achieve production, gold grade, cash flow and cost estimates could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

The Company’s economic performance forecasts, including cash flow forecasts and net present value, may be impacted by the production outlook. Failure to meet these production targets will have an adverse effect on cash flows, earnings and our overall financial condition.

Actual production, production rate, gold grade, milling recovery, cash flow and costs may vary from estimates for a variety of reasons, including, among other things: actual ore mined varying from estimates of grade, tonnage, dilution, metallurgical and other characteristics; short-term operating factors relating to the Mineral Reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; changes in commodity prices (including the price of gold) and exchange rates; mine or equipment failures, risk and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, avalanches, ground control issues, rock bursts and cave-ins; encountering unusual or unexpected geological conditions; shortages of principal supplies needed for mining and milling operations, including explosives, fuels, chemical reagents, water, power, equipment parts and lubricants; plant and equipment failure; shortages of supplies and facilities needed for the accommodation of personnel such as food, water and the processing and disposal of sewage and waste; restrictions or regulations imposed by government agencies or other changes in the regulatory environment; unexpected labour shortages or strikes; and the impact of the COVID-19 pandemic. In addition to adversely affecting mineral production, such occurrences could also result in damage to mineral properties or mines, interruption in production, injury or death to persons, damage to our property or property of others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing us to cease production.

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

Our profitability and long-term viability depend, in large part, on the market price of gold and silver. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•	global or regional consumption patterns;

•	the supply of, and demand for, these metals;

•	speculative activities;

•	the availability and costs of metal substitutes;

•	expectations for inflation and deflation; and

•	political and economic conditions, including interest rates and currency values.

We cannot predict the effect of these factors on metal prices. A decrease in the market price of gold and other metals could affect our ability to finance the exploration, development and operations of any of our mineral properties. The market price of gold and other metals may not remain at current levels. Additionally, the current COVID-19 pandemic and efforts to contain it, including restrictions on travel and other advisories issued may have a significant effect on metal prices and market demand.

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

Any figures presented for Mineral Resources and Mineral Reserves in this AIF and the Brucejack Report, and any figures for Mineral Resources and Mineral Reserves which may be presented in the future are and will only be estimates. No assurance can be given that Mineral Reserves, Mineral Resources or other mineralization estimates will be accurate, or mineralization can be mined or processed profitably. Mineral Reserve data is not indicative of future results of operations. There is a degree of uncertainty attributable to the estimation of Mineral Reserves and Mineral Resources and grades of mineralization. Until Mineral Reserve estimates or Mineral Resource estimates are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurances can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of our projects to development or to mine existing Mineral Reserves, we must rely upon estimations of the Mineral Reserves and Mineral Resources and grades of mineralization on our properties. Short-term operating factors relating to the Mineral Reserves may cause our mining operation to be unprofitable in any particular accounting period.

The estimating of Mineral Reserves and Mineral Resources is a subjective process that relies on the judgment of the persons preparing the estimates and is subject to numerous uncertainties including many factors beyond our control. The process relies on the quantity and quality of available data and is based on various assumptions and judgments, knowledge, mining experience, analysis and interpretation of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, Mineral Resource and Mineral Reserve estimates are imprecise and depend, to a certain extent, upon analysis and interpretation of drilling results and statistical inferences that may ultimately prove to be inaccurate.

Estimated Mineral Reserves and/or Mineral Resources may have to be revised based on changes in mineral prices, further geological interpretation, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence Mineral Reserve or Mineral Resource estimates or may render our Mineral Reserves uneconomic to exploit. The extent to which Mineral Resources may ultimately be reclassified as proven or probable Mineral Reserves is dependent upon the demonstration of their profitable recovery. Any material changes in Mineral Resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. We cannot provide assurance that mineralization can be mined or processed profitably.

Our Mineral Resource and Mineral Reserve estimates have been determined and valued based on assumed future metal prices, cut-off grades, operating costs and other assumptions that may prove to be inaccurate. Extended declines in market prices for gold and silver, increased production costs or reduced recovery rates, may render portions of our mineralization uneconomic and result in reduced reported Mineral Resources and/or Mineral Reserves, which in turn could have a material adverse effect on our results of operations or financial condition. We cannot provide assurance that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. In addition, if our projects produce concentrate for which there is no market, this may have an impact on the economic model for the Brucejack Mine. A reduction in any resources that may be estimated by us in the future could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

There is a risk that Inferred Mineral Resources referred to in this AIF cannot be converted into Indicated or Measured Mineral Resources as there may be limited ability to assess geological continuity. In addition, there is no assurance that any Mineral Resource estimates for the Brucejack Mine will ultimately be reclassified as Probable or Proven Mineral Reserves. The failure to establish Proven and Probable Mineral Reserves on an ongoing basis could restrict our ability to successfully implement our strategies for long-term growth and may impact future cash flows, earnings, results of operation and financial condition.

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

Our only material property for the purposes of NI 43-101 is the Brucejack Mine, which has a limited life based on Mineral Resource and Mineral Reserve estimates. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. We must continually explore to replace and expand our Mineral Resources and Mineral Reserves. In the absence of additional mineral projects, we will be solely dependent upon the Brucejack Project for our revenue and profits, if any.

Ongoing operations and future development costs are difficult to predict and may render the Brucejack Mine financially unfeasible. The success of our mining operations is dependent on many factors including: the discovery and/or acquisition of Mineral Resources and Mineral Reserves; successful conclusions to feasibility and other mining studies; access to adequate capital for project development and to sustaining capital; design and construction of efficient mining and processing facilities within capital expenditure budgets; obtaining permits, consents and approvals necessary for the conduct of exploration and mining; compliance with the terms and conditions of all permits, consents and approvals during the course of mining activities; access to competent operational management and prudent financial administration, including the availability and reliability of appropriately qualified employees, contractors and consultants; and the ability to procure major equipment items and key consumables in a timely and cost-effective manner. Increases in electrical power costs, oil prices, and in turn diesel fuel prices, and the cost of equipment would add significantly to operating costs. These are all beyond our control. An inability to secure ongoing supply of such goods and services at prices assumed within the short and long term mine plans, and assumed within feasibility studies could have a material and adverse effect on our business, the results of our costs, results of operations, financial performance and financial condition. This could render a previously profitable project unprofitable. Costs can also be affected by factors such as changes in market conditions, government policies and exchange rates, all of which are unpredictable and outside our control. In addition, the COVID-19 pandemic may impact ongoing operations and costs at the Brucejack Mine.

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

Mining, development, expansion and exploration of our properties will require ongoing financing as a result of various factors including the potential for rising and unforeseen costs and fluctuations in metal prices. We must generate sufficient internal cash flow or be able to utilize available financing sources to finance our growth and sustaining capital requirements. In the future, our ability to continue exploration, and development and production activities, if any, may depend on our ability to generate sufficient cash flows from our operations and/or to obtain additional external financing. Any unexpected costs, problems or delays could severely impact our ability to continue exploration and development activities, and our ability to generate sufficient cash flows and require greater reliance on alternative sources of financing. Our access to financing is always uncertain. The current COVID-19 pandemic may further prevent us from being able to raise adequate funding on attractive terms, or at all.

The sources of external financing that we may use for these purposes include project or bank financing, royalty, streaming or other similar arrangements, or public or private offerings of equity and debt or any combination thereof. In addition, we may enter into one or more strategic alliances or joint ventures, decide to sell certain property interests, or utilize one or a combination of all of these alternatives. The financing alternative, or alternatives, we choose may not be available on acceptable terms, or at all. If additional financing is not available, we may have to postpone the further exploration or development of, or sell, one or more of our principal properties. Furthermore, even if we raise sufficient additional capital, there can be no assurance that we will achieve profitability or positive cash flow. In addition, any future equity offering will further dilute your equity interest in us and any future debt financing will require us to dedicate a portion of our cash flow to payments on indebtedness and will limit our flexibility in planning for or reacting to changes in our business.

We may incur losses and may experience negative operating cash flow in the future.

There can be no assurance that we will generate any revenues or achieve profitability or that the Brucejack Mine will generate earnings, operate profitably or provide a return on investment in the future. Our business strategies may not be successful, and we may not be profitable in any future period. The current COVID-19 pandemic may further impact the ability of the Company to generate profits.

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

The amount and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses (if any) are incurred, the execution of any joint venture agreements with strategic partners, our acquisition of additional properties and other factors, many of which are beyond our control.

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

If a counterparty does not meet its contractual obligations under the Credit Agreement, the agreement for underground stoping and development or other agreements to which we are party, or if they become insolvent, our business, operating and financial results, and financial condition may be materially adversely impacted.

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

Events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the gold mining industry, have been and continue to be impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth, profitability and ability to obtain financing. A number of issues related to economic conditions could have a material adverse effect on our business, financial condition and results of operations, including:

•	contraction in credit markets could impact the cost and availability of financing and our overall liquidity;

•	the volatility of gold and other metal prices would impact our revenues, profits, losses and cash flow;

•	recessionary pressures could adversely impact demand for our production;

•	volatile energy, commodity and consumables prices and currency exchange rates could impact our production costs; and

•	the devaluation and volatility of global stock markets could impact the valuation of our equity and other securities and potentially limit the ability to complete offerings of our securities.

In addition, the current COVID-19 pandemic and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact our operations, and the operations of our suppliers, contractors and service providers, including mining, smelter and refining service providers, and the demand for our production.

Mining is inherently risky and subject to conditions or events beyond our control.

The development and operation of a mine or mine property is inherently significantly challenging and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome, including:

•	unusual or unexpected geological formations and other forms of geological, mineralogical, geochemical or geotechnical complexities associated with natural systems and conditions;

•	metallurgical and other processing problems;

•	metal losses;

•	environmental hazards;

•	power outages;

•	labour disruptions;

•	community relations issues;

•	industrial accidents;

•	periodic interruptions due to inclement or hazardous weather conditions;

•	climate change-related impacts;

•	flooding, explosions, fire, rockbursts, cave-ins and landslides;

•	mechanical equipment and facility performance problems;

•	avalanches; and

•	the availability of materials and equipment.

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

Material changes in Mineral Resources and Mineral Reserves, if any, grades or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to develop commercially mineable mineral rights at our existing properties or identify and acquire other commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: establish Mineral Resources and Mineral Reserves through drilling and metallurgical and other testing techniques; determine metal content and metallurgical recovery processes to extract metal from the ore; and construct, renovate or expand mining and processing facilities.

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

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, communication networks and water supply are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, exploitation or development of our projects. If adequate infrastructure is not available in a timely manner, we cannot assure you that the exploitation or development of our projects will be commenced, conducted or completed on a timely basis, or at all, or that the resulting operations will achieve the anticipated production volume, or that the construction costs and operating costs associated with the exploitation and/or development of our projects will not be higher than anticipated. In addition, unusual weather phenomena, forest fires, sabotage, government, First Nations, environmental activism or other sources of damage to, or interference in the maintenance or provision of such infrastructure could adversely affect our operations and profitability. Further, there are risks associated with the construction and operation of an underground mining project relating to, among other things, supervision of the contractors, cost estimating, delivery and operation of equipment, and disposal of waste rock.

We are subject to certain transportation, processing and refining risks that could have a negative impact on our operations.

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

Certain of our mining, exploration and construction activities are conducted by outside contractors. As a result, our operations may be subject to a number of risks, some of which will be outside of our control, including negotiating agreements with contractors on acceptable terms; the inability to secure qualified contractors and equipment in a timely and orderly manner or at all; the inability to replace a contractor and its operating equipment in a timely and orderly manner or at all, in the event that either party terminates the agreement; reduced control over such aspects of operations that are of the responsibility of the contractor; failure of a contractor to perform under its agreement with us; failure of a contractor to comply with applicable legal and regulatory requirements, to the extent that it is responsible for such compliance; and problems of a contractor with managing its workforce, labour, unrest or other employment issues. In addition, we may incur liability to third parties as a result of the actions of a contractor. The occurrence of one or more of these risks could have a material adverse effect on our business, results of operations and financial condition.

Our operations are dependent upon the efforts of our employees and our operations would be adversely affected if we fail to maintain satisfactory labour relations. Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring new miners could materially adversely affect our business. This would have a negative effect on our financial condition, business and results of operations; which might result in us not meeting our business objectives.

In addition, the COVID-19 pandemic may cause the Company to have inadequate access to an available skilled workforce.

We are subject to significant governmental regulations.

The operation of the Brucejack Mine, as well as our exploration and development activities are subject to extensive federal, provincial and local laws, regulations and policies governing various matters, including but not limited to:

•	environmental protection;

•	the management and use of toxic substances and explosives;

•	management of tailings and other wastes;

•	the management of natural resources and land;

•	the exploration and development of mineral properties;

•	mine construction;

•	mine production and post-closure reclamation;

•	exports;

•	price controls;

•	taxation and mining royalties;

•	labour standards and occupational health and safety, including mine safety;

•	historic and cultural preservation; and

•	outbreaks of viruses or other contagions or epidemic diseases, including the COVID-19 pandemic.

The Canadian Extractive Sector Transparency Measures Act (“ESTMA”), which became effective June 1, 2015, requires public disclosure of payments to governments by mining companies engaged in the commercial development of minerals who are either publicly listed in Canada or with business or assets in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments, and including indigenous groups. ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure improvement payments, and any other prescribed payment. Failure to report, false reporting or structuring payments to avoid reporting may result in fines. If we find ourselves subject to an enforcement action or in violation of ESTMA, this may result in significant penalties, fines and/or sanctions imposed on us resulting in a material adverse effect on our reputation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or changes in interpretation or more stringent enforcement of current laws and regulations by governmental authorities, could cause us to incur additional expense or capital expenditure restrictions or suspensions of our activities and delays in the exploration and development of our properties.

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

We have obtained major permits that were required to complete construction and commence and carry on production at the Brucejack Mine; however, we cannot provide assurance that all rights and permits that we require for our future operations, for construction of mining and other facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. Unexpected costs or delays with the permitting process, failure to obtain required permits or the expiry, revocation or failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our activities are subject to health, safety and environmental laws and regulations that may increase our costs and restrict our operations.

All of our exploration, development, construction, mining, and closure and reclamation activities are subject to regulation by governmental agencies under various environmental and health and safety laws and regulations. These laws address, among other things, emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, reclamation of lands disturbed by mining operations and employee health and safety.

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

Our operations generate residual materials from mining and processing, including chemical and metals depositions in the form of tailings and waste rock. Our ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with our activities or of other mining companies that affect the environment, human health and safety. Recent regulations under the Mines Act (British Columbia) increase potential penalties for prosecutions and allow for administrative monetary penalties to be imposed without a court process.

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

In addition, recent international, national, provincial and local government regulation and prevention measures in response to the COVID-19 pandemic and any future regulation and prevention measures in response to infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases could have a material adverse effect on the Company by causing operational and supply chain delays and disruptions, labour shortages and shutdowns, social unrest, breach of material contracts and customer agreements, government or regulatory actions or inactions, changes in tax laws, payment deferrals, increased insurance premiums, decreased demand or the inability to sell and deliver precious metals, declines in the price of precious metals, delays in permitting or approvals, governmental disruptions, capital markets volatility, or other unknown but potentially significant impacts.

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

Our operations could be exposed to the detrimental effects of climate change, such as melting of the glacier on which our access road to the Brucejack Mine is built, and to extreme weather events, such as increased periods or amounts of snow, and increased frequency and intensity of storms and/or wildfires. Such events or conditions could disrupt mining and transport operations, exploration and development plans, mineral processing and rehabilitation efforts, and could damage our property or equipment and increase health and safety risks on site. Such events or conditions could also have adverse effect on our workforce and surrounding communities. Our emergency plans for managing extreme weather conditions may not be sufficient and extended disruptions could have adverse effects on our results of operations and financial condition.

We may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act and other applicable regulations.

We annually document and test our internal control procedures in order to satisfy the requirements of applicable regulations, including Section 404 of the Sarbanes-Oxley Act (“SOX”) in the United States and National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) in Canada. SOX requires an annual assessment by management of the effectiveness of our internal control over financial reporting and an attestation report by our independent auditors addressing the effectiveness of internal control over financial reporting. We may fail to maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and we may not be able to conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with applicable regulations.

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

We may lose our social license to operate.

Our relationship with the communities in which we operate is important to ensure the future success of our existing operations and the development of our projects. While we believe our relationships with the communities in which we operate are strong, community sentiments towards mining may change. There is also an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Adverse publicity related to extractive industries generally, or its operations specifically, could have a material adverse effect on our reputation, operations or financial condition and may impact our relationship with the communities in which we operate.

In addition, indigenous communities, particularly in remote areas including those in proximity to the Brucejack Mine, face unique circumstances and have specific needs in managing through the COVID-19 pandemic. We established COVID-19 management plans and implemented enhanced protocols and preventative measures to mitigate the spread of COVID-19 at the onset of the pandemic to protect the well-being of our employees, contractors, their families, local communities and other stakeholders. We continue to follow the stringent COVID-19 infection prevention guidance and directives of federal, provincial and regional authorities in respect of general and mine site-specific protocols and is working in close partnership with its medical service provider, BC Northern Health and Indigenous partners. Nonetheless, any adverse publicity or opinion related to our COVID-19 outbreak in early 2021 or our COVID-19 management plans, protocols, preventative measures and actions may impact our relationship with the communities in which we operate and could have a material adverse effect on our reputation, operations or financial condition.

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

Our Loan Facility imposes certain limitations on our ability to engage in acquisitions of businesses and assets, as well as the pool of acquisition candidates. Nevertheless, we may actively pursue the acquisition of exploration, development and production assets consistent with the terms of the Credit Agreement and our acquisition and growth strategy. Any acquisition that we may choose to complete may change the scale of our business and operations, and may expose us to new or greater geographic, political, operating, financial, legal and geological risks. Our success in our acquisition activities depends on our ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition and integrate the acquired operations successfully. The identification of attractive candidates and integration of acquired properties, assets or entities involve inherent risks, including but not limited to:

•	accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

•	ability to achieve identified and anticipated operating and financial synergies;

•	unanticipated costs;

•	diversion of management attention from existing business;

•	potential disruption in ongoing business and operations or loss of our key employees or key employees of any business acquired;

•	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition;

•	decline in the value of acquired properties, companies or securities; and

•	other risks associated with development and mining of Mineral Resources and Mineral Reserves.

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

Changes in our management team may be disruptive to our business, and any failure to successfully transition and assimilate key new hires or promoted employees could adversely affect our business and results of operations.

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

Failure to comply with the U.S. Foreign Corrupt Practices Act (“FCPA”) and the Corruption of Foreign Public Officials Act of Canada (“CFPOA”), as well as the anti-bribery laws of other nations in which we conduct business, could subject us to penalties and other adverse consequences.

Our business is subject to the FCPA which generally prohibits companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The FCPA also requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries. In addition, we are subject to the CFPOA and other anti-bribery laws of the nations in which we conduct business that apply similar prohibitions as the FCPA (such as the UK’s Bribery Act and the OECD Anti-Bribery Convention). Our employees or other agents may, without our knowledge and despite our efforts, engage in prohibited conduct under our policies and procedures and the FCPA, the CFPOA or other anti-bribery laws that we may be subject to for which we may be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Changes in rules and regulations, including potential new accounting pronouncements, are likely to impact our future financial position or results of operations.

We are subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including but not limited to the SEC, Canadian Securities Administrators, stock exchanges and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws that have been enacted, making compliance more difficult and uncertain. Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency in recent financial years and are expected to occur in the future. Our efforts to comply with new and changing rules and regulations have resulted in, and are likely to continue to result in, increased expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, all of these uncertainties are leading generally toward increasing costs, which may adversely affect our business, results of operations and our ability to purchase any such insurance, at acceptable rates or at all, in the future.

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

Unauthorized parties may attempt to gain access to our information systems or our information through fraud or other means of deceiving our counterparties, third-party service providers or vendors. We are dependent on information technology (“IT”) and operational technology (“OT”) systems and software in the conduct of our operations. The Brucejack Mine and mill are networked such that we could be adversely affected by network disruptions from a variety of sources, including, without limitation, computer viruses, security breaches, cyber attacks, natural disasters, inclement weather, and defects in design. Our operations depend, in part, on how well we and our suppliers, as well as counterparties, protect networks, equipment, IT and OT systems and software against damage and unauthorized access from a number of threats. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT and OT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increases in capital and operating expenses.

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

Some of the provisions in the articles of the Company could delay or prevent a third party from acquiring us or replacing members of our Board, even if the acquisition or the replacements would be beneficial to our shareholders. Such provisions include that our shareholders cannot amend our articles unless at least two-thirds of the shares entitled to vote approve the amendment. These provisions could also reduce the price that certain investors might be willing to pay for our securities and result in the market price for our securities, including the market price for our Common Shares, being lower than it would be without these provisions.

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

As at the date of this AIF, to the best of our knowledge, Van Eck Associates holds approximately 11.2% of our outstanding Common Shares, Letko, Brosseau and Associates Inc. holds approximately 5.7% of our outstanding Common Shares and Black Rock Asset Management holds approximately 5.5% of our outstanding Common Shares.

Collectively, these shareholders hold approximately 22.4% of our Common Shares and as a result, these shareholders may have significant influence over the passage of any resolution of our shareholders and, as a result, our business operations and governance practices. Sales of substantial amounts of our securities by these significant shareholders could adversely affect the prevailing market prices for our securities.

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

Our ESG practices and reporting may be considered inadequate which may impact our reputation and/or ability to obtain financing

In the last several years, the importance of environmental, social and governance (“ESG”) performance requirements, standards and reporting has increased significantly across all stakeholder groups. While we have in place numerous programs and commitments with respect to ESG, there is no assurance that we will be able to adequately address all ESG pressures and potential requirements to maintain stakeholder confidence.

There exist many ESG analytics companies that review and report on our response to ESG matters, including climate change but also other matters relating to sustainable operations and governance. In addition, the proliferation of ESG reporting standards and frameworks has led to lack uniformity and consistency in the standards and frameworks, and to duplicative efforts by reporters.

ESG factors, including climate change are increasingly becoming a metric for institutional shareholders to review and assess the performance of the Company and a significant factor in investment decision. We have robust systems in place to manage ESG matters at our operations, and to ensure proper and complete reporting thereof. However, there are no assurances that our efforts will be sufficient or meet all or any of the standards and frameworks set by various ESG analysts or institutional or other investors or that our efforts will accurately be reported on, which can adversely impact our reputation. In addition, our ability to obtain future financing or access capital may be impacted by our practices in respect of, and reporting on, ESG matters and the evaluation of our practices by third party rating agencies on ESG matters.

Technological Change

The mining industry is in the early stages of a digital revolution with the potential to unlock significant value. We are increasingly dependent on IT and OT systems and software in the conduct of our operations. New technologies and the emergence of new industry standards and practices could render our existing technologies, standards and practices obsolete. Our long-term success will depend on our ability to adapt and respond to, and utilize, technological advances and emerging industry standards in a timely and cost-effective way . There can be assurance that we will be able to adapt and respond to, and utilize these changes.

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

Our Common Share price has experienced volatility and may be subject to fluctuation in the future based on market conditions and our operation and financial performance.

The market prices for the securities of mining companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business, certain factors such as our announcements and the public’s reaction, our operating and financial performance and the performance of competitors and other similar companies, fluctuations in the market prices of inputs and prices received for our production, government regulations, changes in earnings estimates or recommendations by research analysts who track our securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel, political conditions, and the factors listed under the heading “Note Regarding Forward-Looking Information” can have an adverse impact on the market price of our Common Shares. In addition, securities of public companies, including our own, may be subject from time to time to manipulative trading tactics of third parties, which are beyond our control and which can have an adverse impact on the market price of our Common Shares.

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

We have never declared nor paid any dividends on our Common Shares. Under our Loan Facility, we were prohibited from declaring and paying, in cash, any dividend, distribution or return of capital with respect to, or repurchasing for cash consideration, our Common Shares until 2020. We may now declare and pay cash dividends, distributions and returns of capital, and may repurchase our Common Shares in limited circumstances and provided such payments do not exceed US$40 million per year.

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

Under our Loan Facility, we were prohibited from declaring and paying, in cash, any dividend, distribution or return of capital with respect to, or repurchasing for cash consideration, our Common Shares until 2020. We may now declare and pay cash dividends, distributions and returns of capital, and may repurchase our Common Shares, provided such payments do not exceed $40 million per year, and subject to Board approval and our pro forma compliance with financial covenants set out in the Credit Agreement and a leverage ratio (as defined in the Credit Agreement) of less than or equal to 1.5x. See “Our Business – Indebtedness – Debt Refinancing” in this AIF.

The payment of future dividends, if any, will be reviewed periodically by our Board and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our exploration activities, development and growth, and other factors that our Board may consider appropriate in the circumstance.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

Our authorized share capital consists of an unlimited number of Common Shares, without par value. As at the date of this AIF, there were 187,833,084 Common issued and outstanding.

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

The following table sets out the price ranges (high and low) and trading volume of our Common Shares as quoted on the TSX for each month of our most recently completed financial year:

Month	High (C$)		Low (C$)		Volume
January	C$	14.79	C$	13.30	9,579,127
February	C$	14.41	C$	9.27	20,175,027
March	C$	10.59	C$	6.25	33,779,093
April	C$	12.20	C$	7.88	17,664,736
May	C$	13.06	C$	10.59	13,691,062
June	C$	12.27	C$	10.53	15,915,925
July	C$	13.60	C$	11.05	14,772,097
August	C$	17.38	C$	12.38	19,402,978
September	C$	19.13	C$	15.71	11,803,278
October	C$	17.92	C$	15.19	8,740,552
November	C$	17.72	C$	13.87	9,759,575
December	C$	15.63	C$	13.89	7,132,434

The closing price of our Common Shares on the TSX and the NYSE on March 25, 2021, the last trading day before the date hereof, was C$13.22 and $10.48 per Common Share, respectively.

Prior Sales

Except as disclosed below, we did not issue any securities in our most recent financial year that are of a class that is not listed or quoted for trading on a marketplace.

Equity Compensation Arrangements

During 2020, we issued the following under our equity compensation arrangements:

Type of Security	Number of Securities	Date Issued	Issue price/ Exercise Price
Stock options	-	-		-
Restricted Share Units (“RSUs”)(1)	450,483 13,488	May 4, 2020 December 8, 2020	C$ C$	11.89 15.39
Performance Share Units (“PSUs”)(1)	202,628 20,232	May 4, 2020 December 8, 2020	C$ C$	11.89 15.39

(1)	The Company may settle RSUs and PSUs in cash or Common Shares, on a basis of one Common Share for each RSU and, depending on achievement of performance criteria, zero to two Common Shares for each PSU, as applicable.

For detailed information about our equity compensation arrangements, specifically, our Incentive Stock Option Plan and our Restricted Share Unit Plan, including the compensation principles that govern the grants made, please refer to our management information circular dated March 26, 2020, available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In 2018, we implemented a Deferred Share Unit Plan, as amended (the “DSU Plan”), as a component of our compensation for non-employee directors. Pursuant to the DSU Plan, deferred share units (“DSUs”) may only be settled by way of cash payment. The settlement amount of each DSU is based on the closing price of our Common Shares on the last trading day immediately preceding the DSU redemption date multiplied by the number of DSUs being redeemed. We issued an aggregate of 103,184 DSUs throughout 2020, representing annual equity awards and retainer payments to our non-employee directors, and an initial grant to a director appointed to the Board in 2020.

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

Each director’s term will expire immediately prior to the next annual meeting of shareholders.

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since	Number of Common Shares
Richard T. O’Brien(2) Colorado, USA	Director and Board Chair

Corporate Director from August 2015 to present.

President and Chief Executive Officer of Boart Longyear Ltd. from March 2013 to August 2015.

President and Chief Executive Officer of Newmont Mining Corp. (now Newmont Corporation) from 2007 to 2013.

			November 13, 2019	12,000 Common Shares
Jacques Perron Colorado, USA	Chief Executive Officer, President and Director

President and Chief Executive Officer of the Company from April 2020 to present.

Corporate Director from October 2016 to April 2020.

President and Chief Executive Officer of Thompson Creek Metals Company from October 2013 to October 2016.

			April 30, 2020	5,000 Common Shares
George N. Paspalas(2) (4) British Columbia, Canada	Director	President and Chief Executive Officer of MAG Silver Corp.(5) from October 2013 to present. President and Chief Executive Officer of Aurizon Mines Ltd. from August 2011 to June 2013.	May 10, 2013	44,275 Common Shares
Peter M. Birkey(1) (3) Minnesota, USA	Director	Consultant since October 2013. Executive Vice President at Liberty Mutual Asset Management from June 2004 to October 2013.	May 14, 2014	107,658 Common Shares
David Smith(1) (2) British Columbia, Canada	Director	Corporate Director from July 2014 to present. Executive Vice President and Chief Financial Officer of Finning International Inc. from February 2009 to July 2014.	May 12, 2017	30,601 Common Shares
Faheem Tejani(1) (3) (4) Ontario, Canada	Director

President of MCC Asset Management Inc. and other affiliated companies, including Mortgage Company of Canada(6) from March 2018 until present.

Managing Director, Equity Capital Markets of BMO Capital Markets from August 2009 to February 2018.

			May 10, 2018	Nil Common Shares

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since	Number of Common Shares
Jeane L. Hull(3) (4) South Dakota, USA	Director	Corporate Director from May 2014 to present. Executive Vice President and Chief Technical Officer of Peabody Energy Corporation from April 2011 to July 2015.	November 13, 2019	500 Common Shares
Tom Peregoodoff(4) British Columbia, Canada	Director

Corporate Director from October 2019 to present.

Interim Chief Executive Officer, TF Massif Technologies Ltd. from December 2019 to October 2020.

President and Chief Executive Officer of Kaizen Discovery Ltd. from January 2017 to November 2019.

President and Chief Executive Officer of Peregrine Diamonds Ltd. from January 2016 to August 2018.

			December 3, 2020	Nil Common Shares
Patrick Godin Québec, Canada	Vice President and Chief Operating Officer

Vice President and Chief Operating Officer of the Company from August 2020 to present.

President and Chief Executive Officer of Stornoway Diamond Corporation from January 2019 to July 2020. Chief Operating Officer of Stornoway Diamond Corporation from May 2010 to December 2018.

			N/A	Nil Common Shares
Matthew Quinlan British Columbia, Canada	Vice President and Chief Financial Officer

Vice President and Chief Financial Officer of the Company from September 2020 to present.

Interim Chief Financial Officer of Trevali Mining Corporation from March 2020 to August 2020. Chief Commercial Officer of Trevali Mining Corporation from October 2019 to August 2020.

Consultant from January 2018 to October 2019.

Chief Financial Officer of Dominion Diamond Corporation from September 2016 to November 2017.

			N/A	Nil Common Shares

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since	Number of Common Shares
Greg Norton British Columbia, Canada	Vice President, Environment and Regulatory Affairs	Vice President, Environment and Regulatory Affairs of the Company from October 2019 to present. Partner, ERM Consultants Canada Ltd. from September 2012 to September 2019.	N/A	Nil Common Shares
Vladimir Cvijetinovic British Columbia, Canada	Vice President, Legal and Corporate Secretary

Vice President, Legal and Corporate Secretary of the Company from July 2018 to present.

Associate, Dumoulin Black LLP from April 2018 to June 2018.

Associate, Blake, Cassels & Graydon LLP from June 2012 to March 2018.

			N/A	Nil Common Shares

Notes:

(1)    Member of the Audit Committee.

(2)    Member of the Compensation Committee.

(3)    Member of the Corporate Governance and Nominating Committee.

(4)    Member of the Safety, Sustainability and Technical Committee.

(5)    MAG Silver Corp. is a silver-mining exploration and development company with principal properties in Mexico.

(6)    Privately-owned investment companies that primarily invests in single family residential mortgages in the Greater Toronto Area.

In addition:

•	Warwick Board served as Vice President, Geology and Chief Geologist until his resignation in February 2020.

•	Joseph Ovsenek served as President and Chief Executive Officer until his departure in April 2020.

•	David Prins served as Vice President, Operations until his resignation and departure in August 2020.

•	Tom Yip served as Chief Financial Officer until September 2020 and Executive Vice President until his departure in October 2020.

•	Kenneth McNaughton served as Vice President and Chief Exploration Officer until his retirement in September 2020.

•	John Hayes served as Senior Vice President, Business Development and Investor Relations until his departure in November 2020.

•	Michelle Romero served as Executive Vice President, Corporate Affairs and Sustainability until her departure in December 2020.

•	Robin Bienenstock was a member of our Board and its Compensation Committee (Chair), and Corporate Governance and Nominating Committee in 2020, until her resignation in January 2021.

Shareholdings of Directors and Senior Officers

As at the date of this AIF, our directors and officers, as a group, beneficially own, control or direct, directly or indirectly, 199,534 Common Shares representing approximately 0.11% of the issued and outstanding Common Shares.

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

Patrick Godin was the Chief Operating Officer of Stornoway Diamond Corporation (“Stornoway”) from May 2010 to December 2018 and President and Chief Executive Officer of Stornoway from January 2019 to July 2020. On September 9, 2019, Stornoway and its affiliates sought and obtained an Initial Order under the Companies’ Creditors Arrangement Act from the Superior Court of Québec. On October 7, 2019, the Superior Court of Québec approved a Share Purchase Agreement pursuant to which the secured creditors of Stornoway agreed to acquire substantially all of the business of Stornoway.

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

In addition, our Board has adopted Corporate Governance Guidelines which contribute to the general framework for the governance of the Company. Among other things, the Corporate Governance Guidelines require that a director tender his or her resignation to the Board in circumstances where the director has a significant, ongoing conflict, and where such personal or outside interest, relationship or responsibility may significantly impede the director’s ability to carry out his or her fiduciary responsibility to the Company.

Audit Committee Information

Under National Instrument 52-110 – Audit Committees (“NI 52-110”) companies are required to provide disclosure with respect to their Audit Committee including the text of the Audit Committee’s Charter, the composition of the Audit Committee and the fees paid to the external auditor. The text of our Audit Committee’s Charter is attached as Appendix 1 to this AIF.

Our current Audit Committee is comprised of David Smith (Chair), Peter Birkey and Faheem Tejani. All committee members are independent and financially literate as such terms are defined in NI 52-110.

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

David Smith has over 30 years of financial and executive leadership experience, including preparing, auditing, analyzing, evaluating, reviewing, approving and certifying financial statements, and leading large international financial teams in doing so. Mr. Smith spent 16 years with Placer Dome Inc. (now Barrick Gold Corporation) in various senior positions and four years with PricewaterhouseCoopers before joining Ballard Power Systems Inc. in 2002. Mr. Smith was the Chief Financial Officer and a Vice President at Ballard Power Systems until 2009. In 2009, Mr. Smith joined Finning International Inc. and was their Executive Vice President and Chief Financial Officer until 2014. In addition, Mr. Smith currently serves as a director of Hudbay Minerals Inc., a TSX and NYSE-listed base metals mining company, and has previously served on other public mining company boards of directors, specifically Nevsun Resources Ltd. (“Nevsun”; acquired by Zijin Mining Group Company Limited) and Dominion Diamond Corporation (“DDC”; acquired by The Washington Companies). Mr. Smith has experience chairing Audit Committees of both Nevsun and DDC. Mr. Smith holds a Bachelor’s degree in Business Administration from California State University, Sacramento, was a Certified Public Accountant (California) (1984 to 2006) and has completed the Institute of Corporate Directors, Directors Education Program (ICD.D).

Peter Birkey is an Investment Executive who has over 20 years of experience investing in the financial markets and advising both public and private companies. Mr. Birkey was an Executive Vice President for Liberty Mutual Asset Management responsible for all Strategy, Public Markets, Risk Management, Real Estate and Special Situations until October 2013. Prior to this, he was a Senior Vice President for AmerUs Capital Management and a Portfolio Manager for AEGON USA. Mr. Birkey earned an MBA in Finance and Marketing with the highest honors from the University of Chicago. He is also a Charted Financial Analyst and holds a Bachelor’s degree in Economics and Business Administration from Coe College.

Faheem Tejani has over 20 years of capital markets and financial industry experience. Mr. Tejani is currently the President of MCC Asset Management Inc. and other affiliated companies, including Mortgage Company of Canada, a Toronto, Ontario-based Mortgage Investment Corporation since March 2018. Prior to this, Mr. Tejani was associated with BMO Capital Markets since 2000, filling increasingly senior positions within the organization. From 2009 until 2018, he has served in BMO's Equity Capital Markets Group, most recently as Managing Director. During the course of his career at BMO Capital Markets, Mr. Tejani has provided growth and financing strategies to corporations globally and has raised over $15 billion, including for companies within the mining industry in Canada. Before joining BMO Capital Markets, Mr. Tejani worked for one of the largest global accounting firms. Mr. Tejani is a Chartered Professional Accountant and holds a Bachelor of Arts degree from the University of Western Ontario.

Pre-approval Policy

The Audit Committee meets with our President and Chief Executive Officer and Vice President and Chief Financial Officer as well as our independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans.

The Audit Committee reviews and recommends to the Board for approval our annual financial statements and certain other documents required by regulatory authorities, and reviews and approves our interim financial statements and related documents. The Audit Committee also recommends to the Board the auditors to be appointed, subject to shareholder approval. In addition, the Audit Committee is responsible for, among other things, the pre-approval of any non-audit services to be provided to the Company or its subsidiary entities by the independent auditors and the fees for those services.

The Chair of the Audit Committee is generally responsible for overseeing the Audit Committee in its responsibilities as outlined in the Audit Committee Charter. The Chair’s duties and responsibilities include providing leadership to enable the Audit Committee to act effectively in carrying out its responsibilities, ensuring an effective relationship exists between management and members of the Audit Committee, presiding at each meeting of the Audit Committee, leading the Audit Committee in discharging its tasks, ensuring there is proper flow of information to the Audit Committee and reporting to the Board on the activities of the Audit Committee.

External Auditor Service Fees

The aggregate fees billed by our external auditors in respect of the last two financial years are as follows:

	2020		2019
Audit Fees(1)	C$	530,500	C$	395,000
Audit-Related Fees(2)	C$	72,000	C$	71,500
Tax Fees(3)		-		-
All Other Fees(4)	C$	27,000		-

(1)	Audits of the Company’s consolidated financial statements and issuance of consent in connection with Canadian and United States securities filings.

(2)	Audit-related fees were paid for assurance and related services by the auditors that were reasonably related to the performance of the audit or review of the Company’s quarterly financial statements that are not included in Audit Fees.
(3)	Tax compliance, taxation advice and tax planning.
(4)	Services performed in connection with the filing of the Company’s base shelf prospectus and registration statement on Form F-10 on June 16, 2020.

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

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. The following are material legal proceedings that the Company was party to during 2020.

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

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Securities Act (Ontario). The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision. The Company and Robert Quartermain consented to, and on January 23, 2019 the Court granted, an order certifying the Wong Action as a class proceeding pursuant to the Class Proceedings Act (Ontario). In 2020, the plaintiff brought a motion to amend the statement of claim to plead additional misrepresentations. On July 22, 2020, the Court refused to permit these new allegations. The plaintiff appealed this refusal to the Court of Appeal for Ontario, and subsequently abandoned this appeal on February 18, 2021.

On December 7 and 8, 2020, the Court heard the Company’s and Robert Quartermain’s motion for summary judgment to dismiss the Wong Action and the plaintiff’s cross-motion for summary judgment to allow the Wong Action. On February 2, 2021 the Court allowed the defendants’ motion for summary judgment, dismissed the plaintiff’s cross-motion for summary judgment, and dismissed the Wong Action. The Court ruled that the Company did not make a misrepresentation in its continuous disclosure and that, in any event, the defendants were relieved of liability on the basis that they conducted a reasonable investigation pursuant to section 138.4(6) of the Securities Act (Ontario). On March 1, 2021, the plaintiff filed a Notice of Appeal with the Court of Appeal for Ontario, appealing the Court’s decision.

The Company believes that the allegations made against it in the Wong Action are meritless and it will continue to vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

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

On April 8, 2019, the United States District Court for the Southern District of New York issued an order granting Aurico Gold Fund LP’s motion to consolidate the two cases under the case caption “In re Pretium Resources, Inc. Securities Litigation” (the “Aurico Action”), appoint itself as lead plaintiff, and approve lead plaintiff’s selection of counsel. On June 21, 2019, the plaintiffs in the Aurico Action filed a Consolidated Amended Class Action Complaint. The Company has retained legal counsel in connection with these matters and on August 27, 2019, filed its memorandum of law in support of its motion to dismiss the Aurico Action. The plaintiffs filed their opposition to the Company’s motion to dismiss on October 28, 2019 and the Company filed its reply brief on December 10, 2019. On February 27, 2020, the District Court granted the Company’s motion to dismiss the Aurico Action but allowed the plaintiffs to move for leave to amend their complaint within 30 days of the order. The plaintiffs in the Aurico Action filed their motion to amend their complaint on March 30, 2020. The Company’s memorandum of law in opposition to the plaintiff’s motion for leave to amend complaint was filed on April 13, 2020 and the plaintiffs filed their reply memorandum on April 20, 2020. On July 9, 2020, the District Court denied the plaintiffs’ motion to amend their complaint. The deadline for the plaintiffs to appeal the District Court’s dismissal of the motion to amend their complaint passed in August 2020 without an appeal being filed. As a result, this matter is now concluded.

Construction Claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563,000 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia. The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017) and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. In October 2020, the Supreme Court of British Columbia partially allowed an application from Bear Creek to add parties to the Bear Creek Action and amend its pleadings, including with respect to the Company. In February 2021, Bear Creek filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act. Pretivm is participating in those proceedings as a creditor of Bear Creek.

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

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, as of date of this AIF, the only material contracts which we have entered into are the Credit Agreement and the PPA. A copy of each of the Credit Agreement and the PPA is available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and its particulars are described in this AIF.

INTEREST OF EXPERTS

Each of the co-authors of Brucejack Report is a “qualified person” for the purposes of NI 43-101. The scientific and technical information relating to the Brucejack Project contained or incorporated by reference in this AIF was certified by:

Disclosure	Co-Authors	Certified by:
Brucejack Report	Tetra Tech Canada Inc.	Jianhui (John) Huang, P.Eng., Ph.D. Maureen Phifer, P.Eng., B.Sc. Hassan Ghaffari, P.Eng., M.A.Sc.

	Ivor Jones Pty Ltd.	Ivor W.O. Jones, P.Geo., FAusIMM, M.Sc.

	Environmental Resources Management	Rolf Schmitt, P. Geo., M.Sc.

	Lorax Environmental Services Ltd.	Alison Shaw, P.Geo., Ph.D. Colin Fraser, P.Geo., M.Sc. Laura-Lee Findlater, P.Geo., B.Sc.

	SRK Consulting (Canada) Inc.	Timothy Coleman, P.Eng., B.Eng.(Hons), ACSM, M.Sc. Mauricio Herrera, P.Eng., Ph.D. Calvin Boese, P.Eng., M.Sc.

To the best of our knowledge, as at the date hereof, such persons and the directors, officers, partners, consultants and employees, as applicable, of each of the aforementioned companies and partnership beneficially own, directly or indirectly, in the aggregate, less than one percent of our securities.

The “Our Business” section of this AIF, other than “- Mineral Reserves and Mineral Resources”, “- Exploration and Evaluation Assets” and “2021 Exploration Programs” has been reviewed, approved and verified by Patrick Godin, P.Eng., our Vice President and Chief Operating Officer, who is a QP as defined in NI 43-101. The “- Mineral Reserves and Mineral Resources”, “- Exploration and Evaluation Assets” and “2021 Exploration Programs” subsections of the “Our Business” section of this AIF has been reviewed, approved and verified by Stephanie Wafforn, P.Geo., our Resource Manager, who is a QP as defined in NI 43-101.

None of the aforementioned companies, partnerships or persons within this section, each of whom are named in this AIF as having prepared or certified reports, valuations, statements or opinions or having been responsible for reporting exploration results relating to our mineral properties and whose profession or business gives authority to such reports, valuations, statements or opinions or any director, officer, partner, consultant or employee thereof, as applicable, received or will receive a direct or indirect interest in any securities or other property of ours or of any of our associates or affiliates or is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any of our associates or affiliates, other than:

•	Patrick Godin., P.Eng., who is our Vice President and Chief Operating Officer, holds nil Common Shares, nil options to purchase Common Shares, 30,319 of our RSUs and 45,480 of our PSUs; and

•	Stephanie Wafforn, P.Geo., our Resource Manager, holds nil Common Shares, 1,650 options to purchase Common Shares and 2,488 of our RSUs.

Our independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued a report of independent registered public accounting firm dated February 25, 2021 in respect of our consolidated financial statements for the years ended December 31, 2020 and 2019 and our internal control over financial reporting as at December 31, 2020. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of the Public Company Accounting Oversight Board.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Additional information with respect to directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans is contained in the management information circular for our most recent meeting of shareholders. Additional financial information is provided in our audited consolidated financial statements and management’s discussion and analysis for the years ended December 31, 2020 and 2019, also filed on SEDAR and on EDGAR.

Copies of these documents may be obtained by contacting us at Suite 2300, 1055 Dunsmuir Street, PO Box 49334, Vancouver, British Columbia V7X 1L4, telephone: (604) 558-1784, fax: (604) 558-4784.

APPENDIX 1
Pretium Resources Inc.
Audit Committee Charter

(See attached.)

PRETIUM RESOURCES INC.

(“Pretivm” or the “Company”)

AUDIT COMMITTEE CHARTER

As Adopted by the Board of Directors on October 29, 2020

I.	Purpose

The main objective of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Pretivm is to assist the Board in fulfilling its oversight responsibilities with respect to:

•	the integrity of the Company’s financial statements;
•	the independent auditor’s qualifications and independence;
•	the performance of the Company’s independent auditor and internal audit function;
•	the Company’s systems of disclosure controls and procedures and internal controls over financial reporting;
•	financial risk management; and
•	the Company’s compliance with legal and regulatory requirements.

The Committee should encourage continuous improvement, and should foster adherence to the Company’s policies, procedures, and practices at all levels. The Committee shall maintain free and open communication between itself, and each of the independent auditor, financial and senior management, the internal audit function and the Board.

The Committee’s principal responsibility is one of oversight. The primary responsibility for financial and other reporting, internal controls, and compliance with laws and regulations, and ethics rests with the management of the Company.

II.	Organization

The Committee shall consist of three or more directors as the Board may determine from time to time. The members of the Committee shall meet the independence, experience and other requirements under applicable securities laws and stock exchange rules, as determined by the Board. The determination of independence will be made by the Board in accordance with applicable securities laws and stock exchange rules. All members must comply with all financial literacy requirements of applicable securities laws and stock exchange rules. At least one member must qualify as an “audit committee financial expert” as defined by the Securities and Exchange Commission and determined by the Board, and appropriate disclosure will be made. The Board will determine whether a director’s simultaneous service on multiple audit committees will not impair the ability of such member to serve on the Committee. The Committee may form and delegate authority to subcommittees when appropriate.

The Committee, in carrying out its activities and discharging its duties shall be supported by a management coordinating officer (the “Coordinating Officer”), which shall be the Chief Financial Officer of the Company (the “CFO”) or another individual designated by the Chief Executive Officer of the Company (the “CEO”) from time to time.

III.	CHAIR OF THE COMMITTTEE

The Chair of the Committee is responsible for overseeing the Committee in its responsibilities. The Board, or if the Board fails to do so, the Committee members, must appoint a Chair from among the members of the Committee. If the Chair of the Committee is not present at any meeting of the Committee, an acting Chair for the meeting shall be chosen by majority vote of the Committee from among the members present.

The Chair’s duties and responsibilities include:

1.	providing leadership to enable the Committee to act effectively in carrying out its responsibilities;

2.	ensuring an effective relationship exists between management and members of the Committee through consultation with the CEO and the Coordinating Officer and, to the extent that the CFO is not the Coordinating Officer, the CFO;

3.	presiding at each meeting of the Committee;

4.	working with the Coordinating Officer to set the frequency and length of each meeting, and reviewing and finalizing the agenda (as prepared by the Coordinating Officer) of items to be addressed at each meeting, in consultation with the Board Chair, the CEO, the Coordinating Officer and, to the extent that the CFO is not the Coordinating Officer, the CFO, and the other members of the Committee;

5.	ensuring that the agenda for each upcoming meeting of the Committee is circulated to each member of the Committee, as well as each other director, in advance of such meeting to allow for sufficient time for each member to prepare for the meeting;

6.	leading the Committee in discharging each of the tasks assigned to it under this Charter;

7.	reviewing the Committee’s annual work plan with the Board Chair, the CEO, the Coordinating Officer and, to the extent that the CFO is not the Coordinating Officer, the CFO; and

8.	ensuring there is proper flow of information to the Committee and reporting to the Board on the activities of the Committee following any meeting of the Committee.

Page | 2

IV.	Meetings

The Committee shall meet as many times as the Committee deems necessary to carry out its duties effectively, but not less frequently than four times per year. A majority of the members of the Committee shall constitute a quorum and shall be empowered to act on behalf of the Committee. The Board Chair, the CEO, the CFO, the Coordinating Officer and the independent auditor may attend meetings of the Committee. Further, the Committee may invite other members of management, advisors and such other persons as it deems advisable to attend meetings. As part of its responsibility to foster open communication, the Committee will hold (i) executive sessions with the CEO but absent other management, (ii) executive sessions with only independent directors and the head of the internal audit function; (iii) executive sessions with only independent directors and the independent auditor and (iv) executive sessions with only independent directors, in each case as the Committee deems appropriate.

The Committee Chair will present the agenda for the Committee’s meetings and any member may suggest items for consideration. Briefing materials will be provided to the Committee as far in advance of meetings as practicable; generally, one week. Minutes will be recorded at each meeting and approved at the following Committee meeting. Copies of minutes will be provided to the independent auditor whether or not they attended any meeting.

V.	Authority and Responsibilities

To fulfill its responsibilities and duties, the Committee shall:

Documents / Reports / Accounting Information Review

1.	Meet with management and the independent auditor to review and recommend to the Board for approval the Company’s annual financial statements and Management’s Discussion and Analysis prior to the Company’s filings or release of annual earnings. Meet with management and the independent auditor to review and approve the Company’s interim financial statements and Management’s Discussion and Analysis prior to the Company’s filings or release of interim earnings and review the foregoing matters with the Board. Review internal control reports (or summaries thereof), other relevant reports or financial information submitted by the Company to any governmental body or the public, including management certifications as required and relevant reports rendered by the independent auditor (or summaries thereof).

2.	Review and discuss with management earnings press releases prior to the Company’s filing or release thereof, including the type and presentation of information, paying particular attention to any forward-looking guidance, pro forma or non-IFRS measures. Such discussions may be in general terms (i.e., discussion of the type of information to be disclosed and the type of presentations to be made). The Committee shall recommend to the Board the approval of the annual earnings releases. The Committee shall have the authority to approve the interim earnings releases and shall review matters related to the interim earnings releases with the Board.

Page | 3

3.	Review and discuss with management and, as applicable, recommend to the Board for approval all other public disclosure documents containing audited or unaudited financial information before release, including any prospectus, offering memorandum, annual report, annual information form (AIF) or financial regulatory reports filed on SEDAR and EDGAR, as well as the report of the Committee, which contains certain required disclosures, in the Company’s annual proxy circular.

4.	Review and discuss with management financial information and earnings guidance provided to analysts and ratings agencies. Such discussions may be in general terms (i.e., discussion of the types of information to be disclosed and the type of presentations to be made).

Independent Auditor

5.	Recommend to the Board the appointment or reappointment as well as compensation of the independent auditor, to be voted upon at the annual general meeting of shareholders.

6.	Approve the annual audit plan and, subject to prior authorization from the Company’s shareholders, compensation of the independent auditor.

7.	Oversee the work performed by the independent auditor for the purpose of preparing or issuing an audit report or related work. The independent auditor will report directly to the Committee and the Committee will oversee the resolution of disagreements between management and the independent auditor, if they arise.

8.	Annually evaluate the independent auditor’s qualifications, performance and independence and recommend to the Board the removal of the independent auditor if circumstances warrant.

9.	Actively engage in dialogue with the independent auditor with respect to any disclosed relationships or services that may affect the independence and objectivity of the independent auditor and take appropriate actions to oversee the independence of the independent auditor.

10.	Review and preapprove (which may be pursuant to preapproval policies and procedures) both audit and non-audit services to be provided by the independent auditor. The authority to grant preapprovals may be delegated to one or more designated members of the Committee, whose decisions will be presented to the full Committee at its next scheduled meeting following such preapproval.

Page | 4

11.	Consider whether the independent auditor’s provision of permissible non-audit services is compatible with the independent auditor’s independence.

12.	Review and discuss any other material written communication between the independent auditor and management and any other matters required to be communicated to the Committee by the independent auditor under applicable rules and regulations (including under standards of the Public Company Accounting Oversight Board (“PCAOB”)), including in connection with any fraud or illegal acts.

13.	Hold timely discussions with the independent auditor regarding the following:

•	All critical accounting policies and practices.

•	All alternative treatments of financial information within generally accepted accounting principles related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor.

•	Any audit problems or difficulties and management’s response.

•	Other material written communications between the independent auditor and management, including, but not limited to, the management letter and schedule of unadjusted differences.

14.	At least annually, obtain and review a report by the independent auditor describing:

•	The independent auditor’s internal quality control procedures.

•	Any material issues raised by the most recent internal quality control review or peer review, or by any inquiry or investigation by governmental or professional authorities (including the Canadian Public Accountability Board and PCAOB) within the preceding five years with respect to independent audits carried out by the independent auditor, and any steps taken to deal with such issues.

•	All relationships between the independent auditor and the Company addressing matters set forth in in PCAOB Rule 3526.

15.	The Committee will review the experience and qualifications of the lead audit partner each year and determine whether all partner rotation requirements, as promulgated by applicable laws and regulations, are executed. The Committee will also consider whether there should be rotation of the independent auditor itself.

16.	Set policies, consistent with governing laws and regulations, for hiring personnel of present and former (if any) independent auditor.

Page | 5

Financial Reporting Processes, Accounting Policies and Internal Controls Structure

17.	In consultation with the independent auditor and the internal audit function, review the integrity of the Company’s internal and external financial reporting processes.

18.	Periodically review the adequacy and effectiveness of the Company’s disclosure controls and procedures, and the Company’s internal control over financial reporting, including any significant deficiencies and significant changes in internal controls.

19.	Understand the scope of the internal and independent auditors’ audit plan of internal control over financial reporting and obtain reports on significant findings and recommendations, together with management responses.

20.	In connection with the CEO’s and CFO’s certification of the Company’s quarterly and annual regulatory reports, review and discuss with management:

•	significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data; and

•	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

21.	Review major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles; major issues as to the adequacy of the Company’s internal controls; and any special audit steps adopted in light of material control deficiencies.

22.	Review analyses prepared by management and the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements.

23.	Review the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.

24.	Management will provide to the Committee, immediately upon receipt, any correspondence from regulators or governmental authorities. The Committee will oversee management’s response to any such matters.

25.	Review with management disclosure of all related-party transactions. Discuss with the independent auditor its evaluation of the Company’s identification of, accounting for and disclosure of its relationships with related parties as set forth under IFRS.

Page | 6

26.	Establish and oversee procedures for the receipt, retention, treatment of complaints regarding accounting, internal accounting controls, or auditing matters, including procedures for confidential, anonymous submissions by employees of the Company or its subsidiaries of concerns regarding questionable accounting or auditing matters.

Internal Audit

27.	Review and advise on the selection and removal of the internal audit manager.

28.	Review the activities and organizational structure of the internal audit function, as well as the qualifications of its personnel.

29.	Annually, review, recommend changes (if any) and approve the internal audit charter.

30.	Annually, review and approve the internal audit plan, budget and staffing.

31.	Periodically review, with the internal audit manager, any significant difficulties, disagreements with management, or scope restrictions encountered in the course of the function’s work.

32.	Periodically review, with the independent auditor, the internal audit function’s responsibility, budget, and staffing, and any recommended changes in the planned scope of the internal audit.

33.	Review the regular internal reports to management (or summaries thereof) prepared by the internal audit function, as well as management’s response.

Compliance and Financial Risk Management

34.	Review with management compliance with all material credit or debt agreement covenants, including compliance by counterparties to such agreements.

35.	Review with management the Company’s cash flow forecasts and the adequacy of liquidity to meet operating and capital plans.

36.	Review, and recommend to the Board for approval, policies for managing financial risk associated with currency, commodities, interest rates exposures and off-balance sheet arrangements and monitor performance and compliance to such policies.

37.	Review the annual renewal of insurance policies (other than the Company’s directors and officers insurance and indemnities), considering the adequacy of such coverage and making recommendations to the Board with respect thereto, as well as assess risks associated with uninsured or uninsurable events.

38.	Review with management, at least annually, the Company’s tax strategy and compliance.

Page | 7

39.	Quarterly, review with Company’s legal counsel, compliance with legal, financial, taxation and other statutory or regulatory matters that could have a significant impact on the Company’s financial statements or legal compliance.

40.	Consider the risks associated with failure to maintain adequate internal controls over financial reporting as well as management’s ability to override internal controls.

41.	At least annually, review and discuss with management the Company’s major financial risk exposures and such other financial risks as the Committee or the Board deems appropriate, and the steps management has undertaken to control them.

Other Responsibilities

42.	Review, with management, the Company’s finance function, including its budget, organization and quality of personnel and succession planning.

43.	Review the appointment of senior financial positions, including the CFO.

General

44.	Prepare any report as may be required under applicable securities laws, stock exchange rules and any other regulatory requirements.

45.	Review and assess the adequacy of this Charter annually and recommend to the Board any changes deemed appropriate by the Committee.

46.	Perform any other activities consistent with this Charter, the Company’s Articles and governing law, as the Committee or the Board deems necessary or appropriate.

47.	Review its own performance annually relative to the Committee’s purpose, duties and responsibilities outlined herein.

48.	Report regularly to the Board regarding the execution of the Committee’s duties, responsibilities and activities, as well as any issues encountered and related recommendations.

VI.	RESOURCES

The Committee will be granted unrestricted access to all information regarding Pretivm that is necessary or desirable to fulfill its duties and responsibilities, and all directors, officers and employees will be directed to cooperate as requested by Committee members. The Committee has the authority to retain, at Pretivm’s expense, independent legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities. The Committee also has the authority to communicate directly with internal and external auditors.

Page | 8

APPENDIX B

PRETIUM RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

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

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

“Jacques Perron”	“Matthew Quinlan”
Jacques Perron	Matthew Quinlan
President and Chief Executive Officer	Vice President and Chief Financial Officer

February 25, 2021

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013).

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2020.

PricewaterhouseCoopers LLP, our independent auditors, has issued an audit report on internal control over financial reporting for the Company as of December 31, 2020, which is included herein.

“Jacques Perron”	“Matthew Quinlan”
Jacques Perron	Matthew Quinlan
President and Chief Executive Officer	Vice President and Chief Financial Officer

February 25, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Pretium Resources Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Pretium Resources Inc. and its subsidiaries (together, the Company) as of December 31, 2020 and 2019, and the related consolidated statements of (loss) earnings and comprehensive (loss) earnings, cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of

December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

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

Recoverable amount of the Brucejack Mine cash generating unit

As described in Notes 4 and 8 to the consolidated financial statements, management assessed impairment indicators for the Company’s mineral properties, plant and equipment and concluded, as at March 31, 2020, that due to a decrease in the estimated total contained ounces in the updated mineral reserves of the Brucejack Mine, an indicator of impairment existed. As such, management performed an impairment assessment for the Brucejack Mine cash generating unit (CGU) as at March 31, 2020. The recoverable amount of the CGU was assessed as the higher of the value in use or fair value less costs of disposal (FVLCD). The recoverable amount was determined based on the FVLCD method using the discounted cash flow model and compared to the carrying amount of the Brucejack Mine CGU at March 31, 2020, which was $1,221 million. Management’s assessed FVLCD exceeded the carrying amount of the Brucejack Mine CGU and as a result, no impairment loss was recognized in the consolidated statement of (loss) earnings and comprehensive (loss) earnings. In arriving at FVLCD, discounted cash flows were estimated using the following significant assumptions: mineral reserves, production profile, operating costs, capital costs, commodity prices, foreign exchange rate and discount rate. Management estimates mineral reserves and mineral resources based on information compiled and reviewed by qualified persons (management’s specialists).

The principal considerations for our determination that performing procedures relating to the recoverable amount of the Brucejack Mine CGU is a critical audit matter are (i) there was significant judgment by management when developing the recoverable amount of the Brucejack Mine CGU; (ii) management’s specialists compiled and reviewed information used to estimate mineral reserves and mineral resources; (iii) a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s discounted future cash flows and the significant assumptions including mineral reserves, production profile, operating costs, capital costs, commodity prices, foreign exchange rate and discount rate; and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls over the determination of the recoverable amount of the Brucejack Mine CGU. These procedures also included, among others, testing management’s process for determining the recoverable amount; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the reasonableness of the significant assumptions used by management. Evaluating the reasonableness of management’s assumptions with respect to (i) production profile, operating costs and capital costs involved comparing these costs to the current and past performance of the CGU, and (ii) the commodity prices and the foreign exchange rate were compared to external market and industry data, and these assumptions were also compared with evidence obtained in other areas of the audit, as applicable. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the estimated mineral reserves and mineral resources. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with management’s specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management’s specialists, tests of the data used by management’s specialists and an evaluation of management’s specialists’ findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discount rate.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

February 25, 2021

We have served as the Company’s auditor since 2010.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of United States dollars)

		December 31,	December 31,
	Note	2020	2019
ASSETS

Current assets
Cash and cash equivalents		$174,753	$23,174
Receivables and other	6	12,883	17,431
Inventories	7	19,757	21,945
		207,393	62,550
Non-current assets
Mineral properties, plant and equipment	8	1,207,629	1,500,512
Restricted cash	11	55	54
Deferred income tax asset	20	15,737	10,051
Total assets		$1,430,814	$1,573,167

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	9	$64,828	$62,688
Current portion of long-term debt	10	66,667	66,667
		131,495	129,355
Non-current liabilities
Other liabilities	9	4,954	8,932
Long-term debt	10	195,958	397,253
Decommissioning and restoration provision	11	25,956	21,239
Deferred income tax liability	20	142,750	62,086
		501,113	618,865

EQUITY

Share capital	16	1,172,545	1,152,567
Other reserves	16	(135,067)	(128,926)
Deficit		(107,777)	(69,339)
		929,701	954,302
Total liabilities and equity		$1,430,814	$1,573,167

Commitments	21
Contingencies	22
Subsequent events	23

On behalf of the Board of Directors:

“David S. Smith”	“Richard T. O’Brien”
David S. Smith (Chair of the Audit Committee)	Richard T. O’Brien (Chair of the Board)

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC. CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS AND COMPREHENSIVE (LOSS) EARNINGS (Expressed in thousands of United States dollars, except for share data)

		For the year ended
		December 31,	December 31,
	Note	2020	2019
Revenue	12	$617,585	$484,540

Cost of sales	13	396,304	333,157

Earnings from mine operations		221,281	151,383

Corporate administrative costs	14	21,205	18,674

Operating earnings		200,076	132,709

Loss on sale of exploration and evaluation asset	8	(132,149)	-
Interest and finance expense	15	(25,784)	(35,302)
Foreign exchange loss		(422)	(946)
Gain (loss) on financial instruments at fair value	10, 19	377	(15,415)
Interest and finance income		927	1,231

Earnings before taxes		43,025	82,277

Current income tax expense	20	(6,382)	(4,561)
Deferred income tax expense	20	(75,081)	(36,799)

Net (loss) earnings and comprehensive (loss) earnings for the year		$(38,438)	$40,917

(Loss) earnings per common share
Basic		$(0.21)	$0.22
Diluted	16	$(0.21)	$0.22

Weighted average number of common shares outstanding
Basic		186,412,795	184,731,109
Diluted	16	186,412,795	185,731,326

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)

		For the year ended
		December 31,	December 31,
	Note	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) earnings for the year		$(38,438)	$40,917
Items not affecting cash:
Current income tax expense	20	6,382	4,561
Deferred income tax expense	20	75,081	36,799
Depreciation and depletion		117,052	82,848
(Gain) loss on financial instruments at fair value	10, 19	(377)	15,415
Loss on sale of exploration and evaluation asset	8	132,149	-
Interest and finance expense, net		24,387	34,097
Loss (gain) on disposal of plant and equipment	13	12	(45)
Settlement of offtake obligation	10	-	(3,068)
Share-based compensation expense		2,807	8,661
Unrealized foreign exchange loss		1,243	1,749
Write-down of inventories	13	-	2,475
Changes in non-cash working capital items:
Receivables and other		4,498	7,001
Inventories		1,080	(2,227)
Accounts payable and accrued liabilities		(2,083)	451
Income taxes paid		(6,484)	(4,561)
Net cash generated by operating activities		317,309	225,073

CASH FLOWS FROM FINANCING ACTIVITIES
Offtake obligation repurchase payment	10	-	(82,416)
Payment of lease obligations	9	(6,168)	(6,484)
Proceeds from borrowing on loan facility	10	16,000	-
Proceeds from exercise of share options		13,252	7,634
Repayment of loan facility	10	(226,667)	(98,000)
Transaction costs associated with loan facility		-	(267)
Interest paid		(15,100)	(27,511)
Net cash used in financing activities		(218,683)	(207,044)

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment		(49,039)	(44,130)
Proceeds from sale of exploration and evaluation asset	8	100,000	-
Proceeds from sale of plant and equipment		5	96
Restricted cash		-	1,978
Interest received		927	1,231
Net cash generated by (used in) investing activities		51,893	(40,825)

Increase (decrease) in cash and cash equivalents for the year		150,519	(22,796)

Cash and cash equivalents, beginning of the year		23,174	45,407
Effect of foreign exchange rate changes on cash and cash equivalents
		1,060	563
Cash and cash equivalents, end of the year		$174,753	$23,174

Supplemental cash flow information	18

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC. CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Expressed in thousands of United States dollars, except for share data)

	Note	Number of common shares	Share capital	Other reserves	Deficit	Total
Balance - December 31, 2018		184,163,091	$1,140,890	$(127,508)	$(110,256)	$903,126

Shares issued upon exercise of options	16	1,209,709	11,677	(4,043)	-	7,634

Value assigned to options vested	16	-	-	2,625	-	2,625

Earnings for the year		-	-	-	40,917	40,917

Balance - December 31, 2019		185,372,800	$1,152,567	$(128,926)	$(69,339)	$954,302

Shares issued upon exercise of options	16	2,031,747	19,670	(6,418)	-	13,252

Value assigned to options vested	16	-	-	277	-	277

Shares issued upon settlement of restricted share units		28,025	308	-	-	308

Loss for the year		-	-	-	(38,438)	(38,438)

Balance - December 31, 2020		187,432,572	$1,172,545	$(135,067)	$(107,777)	$929,701

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, except for share data)

1.            NATURE OF OPERATIONS

Pretium Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia (“BC”), Canada on October 22, 2010. The address of the Company’s registered office is Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49334, Vancouver, BC, V7X 1L4.

The Company was formed for the acquisition, exploration, development and operation of precious metal resource properties in the Americas. The Company’s primary asset is its wholly-owned underground Brucejack Mine located in northwestern BC.

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

Management is actively managing the effects of an outbreak of the novel coronavirus (“COVID-19”) at its Brucejack Mine subsequent to year end, including the impact on the Company’s operations and its liquidity. The impact of the outbreak of COVID-19 is uncertain, and COVID-19 could have a significant impact on production, financial results and liquidity if the Company or its suppliers or customers are not able to maintain operations. As at December 31, 2020, the Company has available liquidity of $335,104 which includes cash and cash equivalents of $174,753 and the undrawn portion of the revolving facility of $160,351. Refer to note 23 for further discussion about the COVID-19 outbreak.

These consolidated financial statements were authorized for issue by the Board of Directors on February 25, 2021.

3.            SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the financial statements of the Company and the entities controlled by the Company, its subsidiaries, listed in the following table:

Name of subsidiary	Place of incorporation	Proportion of ownership interest	Principal activity
Pretium Exploration Inc.	BC, Canada	100%	Operates the Brucejack Mine
0890696 BC Ltd.	BC, Canada	100%	Holds real estate in Stewart, BC

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

For the years ended December 31, 2020 and 2019

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

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuations where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of earnings (loss) for the year.

Financial instruments

Financial assets – Classification

Financial assets are classified at initial recognition as either: measured at amortized cost, FVTPL or fair value through other comprehensive income (“FVOCI”). The classification depends on the Company’s business model for managing the financial assets and the contractual terms which give rise to the cash flows.

For assets measured at fair value, gains and losses will either be recorded in earnings (loss) or other comprehensive income (“OCI”). For investments in debt instruments, this will depend on the business model for which the investment is held. For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at FVOCI.

The Company reclassifies debt investments when and only when its business model for managing those assets changes.

Financial assets – Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in the statement of earnings (loss).

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, except for share data)

3.            SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments:

•	Amortized cost – Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in earnings (loss) when the asset is derecognized or impaired. Interest income from these financial assets is included in interest and finance income using the effective interest rate method.

•	FVOCI – Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in earnings (loss). When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to earnings (loss) and recognized in other gains (losses). Interest income from these financial assets is included in interest and finance expense using the effective interest rate method. Foreign exchange gains and losses are presented in foreign exchange gain (loss) and impairment expenses in other expenses.

•	FVTPL – Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in earnings (loss) and presented net in the statement of earnings (loss) within other gains (losses) in the period in which it arises.

Changes in the fair value of financial assets at FVTPL are recognized in gain (loss) on financial instruments at fair value in the statement of earnings (loss) as applicable.

Cash and cash equivalents and restricted cash

Cash and cash equivalents comprise cash holdings in business and savings accounts held at major financial institutions with an original maturity date of three months or less. Restricted cash is held at major financial institutions as collateral for reclamation bonds. Cash and restricted cash are classified at amortized cost. Interest income is recognized by applying the effective interest rate method.

Receivables and other

The Company’s trade receivables result from sales transactions in accordance with IFRS 15, Revenue from Contracts with Customers and contain provisional pricing arrangements. These trade receivables are classified as FVTPL with the gain (loss) included in revenue.

Accounts payable and accrued liabilities and debt

Accounts payable and accrued liabilities, the debt portion of the convertible notes and the senior secured loan facility are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, except for share data)

3.            SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Derivatives

Derivative instruments, including embedded derivatives in financial liabilities or non-financial contracts, such as the offtake obligation, and non-hedge derivatives, such as foreign exchange contracts, are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date. Changes in fair value at each reporting date are included in the statement of earnings (loss) as gain (loss) on financial instruments at fair value.

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

Ore stockpile inventory represents mined ore on the surface or underground that is available for further processing. In-circuit inventory represents material in the mill circuit that is in the process of being converted into a saleable form. Finished metal inventory represents gold and silver doré and concentrate located at the mine, in transit to customers and at refineries.

Materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Replacement costs of materials and spare parts are generally used as the best estimate of net realizable value.

Any write-downs of inventory to net realizable value are recorded within cost of sales in the statement of earnings (loss). If there is a subsequent increase in the value of inventory, the previous write-downs to net realizable value are reversed up to cost to the extent that the related inventory has not been sold.

Mineral properties

Mineral properties are measured at cost less accumulated depletion and accumulated impairment losses. Mineral properties include the fair value attributable to mineral reserves and mineral resources acquired in a business combination or asset acquisition, mine development costs and previously capitalized exploration and evaluation costs. Upon commencement of production, a mineral property is depleted using the unit-of-production method. Unit-of-production depletion rates are determined using gold ounces mined over the estimated proven and probable mineral reserves of the mine.

Development costs incurred during production

The Company incurs development costs to build new raises and ramps (vertical development) that enable the Company to physically access ore underground. The time over which these costs will be incurred depends on the mine life. These underground development costs are capitalized as incurred. Capitalized underground development costs incurred to enable access to specific areas of the mine and which only provide an economic benefit over a specific period of mining are depleted using a unit-of-production method determined using gold ounces mined over the estimated proven and probable mineral reserves in that particular area of the mine.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, except for share data)

3.            SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Plant and equipment

Plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The initial cost of an asset is comprised of its purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated future cost of dismantling and removing the asset at the end of its useful life. The purchase price or construction cost is the fair value of consideration to acquire the asset.

Depreciation of plant and equipment commences when the asset has been fully commissioned and is available for its intended use.

A majority of mine and site infrastructure assets, including buildings, roads and transmission lines are depreciated using a unit-of-production method over the life of mine. Depreciation is determined using gold ounces mined over the estimated proven and probable mineral reserves of the mine. The Company reviews estimated proven and probable mineral reserves annually and when facts and circumstances indicate that a review should be performed. Changes to estimated proven and probable mineral reserves are accounted for prospectively.

Depreciation of other assets, including those ancillary to the mine are calculated using the straight-line method to allocate cost over the estimated useful lives, as follows:

Asset class	Estimated useful life
Mine and mill equipment	5 – 13 years
Light vehicles	3 – 5 years
Office and computer equipment	3 – 5 years
Leasehold improvements	Term of lease

When significant components of an asset have different useful lives, depreciation is calculated on each separate component. Each asset or component’s estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable mineral reserves of the Brucejack Mine.

Depreciation methods and estimated useful lives and residual values are reviewed annually and when facts and circumstances indicate that a review should be performed. Changes in estimates are accounted for prospectively.

Expenditures on major maintenance or repairs includes the cost of an asset’s replacement parts and overhaul costs. Where an asset or part of an asset is replaced, and it is probable that future economic benefits associated with the item will be available to the Company, the expenditure is capitalized and the carrying amount of the item replaced is derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that the future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

An item of plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the statement of earnings (loss).

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

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

Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to prepare for its intended use are capitalized as part of the cost of the asset. Capitalization of borrowing costs begins when there are borrowings, and activities commence to prepare an asset for its intended use. Capitalization of borrowing costs ends when substantially all activity necessary to prepare a qualifying asset for its intended use are complete. When proceeds of project-specific borrowings are invested on a temporary basis, borrowing costs are capitalized net of any investment income.

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

Once the technical feasibility and commercial viability of the extraction of mineral reserves or mineral resources from a particular mineral property has been determined, expenditures are reclassified to mineral properties within mineral properties, plant and equipment. The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, including:

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

Effective January 1, 2021, management will adopt a change to its accounting policy related to exploration and evaluation expenditures. Refer to note 5 of these consolidated financial statements for further details.

Mineral interests

Mineral interests consist of acquired royalty interests pursuant to purchase agreements on exploration and evaluation stage projects. Mineral interests are recorded at cost. Mineral interests are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, except for share data)

3.            SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Mineral exploration tax credits

Mineral exploration tax credits on eligible mineral exploration expenditures incurred are treated as a reduction of capitalized mineral properties, plant and equipment. The credits are recorded as a receivable when the amount is reliably measurable, and it is considered probable that the tax credit will be recovered.

Impairment of non-financial assets

The carrying amounts of assets included in mineral properties, plant and equipment are reviewed for impairment whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs is determined. The recoverable amount of an asset or CGU is determined as the higher of its fair value less costs of disposal (“FVLCD”) and its value in use. An impairment loss exists if the asset’s or CGU’s carrying amount exceeds the recoverable amount and is recorded as an expense immediately.

Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. Future cash flows are estimated using the following significant assumptions: mineral reserves and mineral resources, production profile, operating costs, capital costs, commodity prices, foreign exchange rates and discount rates. All inputs used are those that an independent market participant would consider appropriate.

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

Leases

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

For the years ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, except for share data)

3.            SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

The right of use (“ROU”) asset is initially measured based on the initial amount of the lease obligation plus any initial direct costs incurred less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the ROU asset or the lease term using either the straight-line or units-of-production method depending on which method more accurately reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. The ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation.

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

Decommissioning and restoration costs are estimated and discounted to their net present value and capitalized to the carrying amount of the related asset along with the recording of a corresponding liability, as soon as the obligation to incur such costs arises. The discount rate used to calculate the net present value is a pre-tax rate of similar maturity that reflects current market assessment of time value of money and the risks specific to the liability.

Each period the Company reviews cost estimates and other assumptions used in the valuation of the provision to reflect events, changes in circumstances and new information available. The liability is adjusted each reporting period for the unwinding of the discount, changes to the current market-based discount rate and for the amount or timing of the underlying cash flows needed to settle the provision.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Revenue recognition

The Company produces doré and concentrates which contain both gold and silver. The doré is further processed to produce refined metals for sale. The concentrates are sold to traders in concentrate form. The Company’s performance obligations relate primarily to the delivery of mine production in refined or concentrate form to its customers.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

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

For shipment of doré, approximately 95% – 99% of the estimated contained gold is available to be delivered to the customer’s bullion account within approximately 10 days of arrival at the refinery. The balance of the contained gold is delivered to the customer’s bullion account following the final processing outturn. The contained silver is sold following the final processing outturn.

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

Concentrate sales are recorded at the provisional price based on the estimated forward price to the date of final settlement. The final purchase price for these gold concentrate sales will be the average price for a period of time following the bill of lading date depending on the customer. Adjustments are made in subsequent periods to the customer receivables for these sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables are fair valued and adjusted each period to reflect forward market prices to the estimated settlement date. These changes in fair value are included in revenue on the statement of earnings (loss). The Company receives payment for 90% – 92.5% of the value of each concentrate shipment 5 – 15 days after the loading of the material at the port of discharge. A final payment for 8.5% – 10% of the value of each sale is received upon completion of final assays and final pricing based on a defined pricing period.

Revenue recognition under the offtake agreement (2019)

Under the offtake agreement, the Company was required to deliver gold equivalent to 100% of production up to 7,067,000 ounces (note 10).

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

For the years ended December 31, 2020 and 2019

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

Restricted share units (“RSU’s”)

RSU’s are granted to employees of the Company and are expected to be settled in cash. The fair value of a RSU is estimated based on the quoted market price of the Company’s common shares.

The initial fair value of the liability is calculated as of the grant date and is recognized as share-based compensation expense in the statement of earnings (loss) on a graded vesting basis over the vesting period. Subsequently, at each reporting date and on settlement, the liability is re-measured with any changes in fair value recorded to the statement of earnings (loss)

Performance share units (“PSU’s”)

PSU’s are granted under the Company’s RSU Plan and are expected to be settled in cash. The number of units to be issued on the vesting date will vary from 0% to 200% of the number of PSU’s granted, depending on the achievement of performance criteria set by the Board of Directors. Vesting, and therefore the liability, is based on the estimated probability of achieving the performance criteria.

The fair value of a PSU is estimated based on the quoted market price of the Company’s common shares price and the number of PSU’s estimated to be issued is dependent upon the estimated probability of achieving the performance criteria.

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

For the years ended December 31, 2020 and 2019

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

Current tax expense is the expected tax payable on the taxable earnings for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

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

Earnings (loss) per share

The Company presents basic earnings (loss) per share data, calculated by dividing the earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is determined by adjusting the earnings (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

4.            CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and accounting estimates that the Company has made in the preparation of the financial statements that could result in a material effect in the next twelve months on the carrying amounts of assets and liabilities.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, except for share data)

4.            CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont’d)

Key accounting policy judgment

Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed impairment indicators for the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of December 31, 2020.

As at March 31, 2020, management assessed impairment indicators for the Company’s mineral properties, plant and equipment and concluded that due to a decrease in the estimated total contained ounces in the updated mineral reserves of the Brucejack Mine, an indicator of impairment existed. Refer to note 8c for further details related to the impairment assessment.

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management assessed impairment indicators for the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2020.

Sources of estimation uncertainty

Mineral reserves and mineral resources

The Company estimates its mineral reserves and mineral resources based on information compiled and reviewed by qualified persons as defined in accordance with NI 43-101 requirements. The estimation of mineral reserves and mineral resources requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs, capital costs and recovery rates. There are uncertainties inherent in estimating mineral reserves and mineral resources and assumptions that are valid at the time of estimation and may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of mineral reserves and may, ultimately, result in the mineral reserves being revised.

The changes in the proven and probable mineral reserves announced on March 9, 2020 impacted the calculation of depreciation and depletion expense beginning in the first quarter of 2020.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, except for share data)

4.            CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont’d)

Recoverable amount of the Brucejack Mine

At March 31, 2020, the Company identified an indicator of impairment for the Brucejack Mine CGU. For the impairment assessment completed at March 31, 2020, the recoverable amount of the Brucejack Mine CGU was determined based on the FVLCD method using the discounted cash flow model. The estimates used by management in arriving at the recoverable amount are subject to various risks and uncertainties and include the following estimates: mineral reserves, production profile, operating costs, capital costs, commodity prices, foreign exchange rates and discount rate. Changes in estimates could affect the expected recoverability of the Brucejack Mine. Refer to note 8c for further details related to the impairment assessment.

5.            NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

New accounting standards, amendments and interpretations not yet adopted

The following standards, amendments and interpretations have been issued but are not yet effective:

•	The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from mineral properties, plant and equipment amounts received from selling items produced while bringing an asset into the location and condition necessary for it to be capable of operating in the manner intended by management. The amendment will require sales proceeds and related costs to be recognized in the statement of earnings (loss). The amendment is effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. This amendment is not expected to have a material impact on the Company.

•	The IASB issued “Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)” with amendments that address issues that might affect financial reporting after the reform of an interest rate benchmark, including its replacement with alternative benchmark rates. The amendments are effective for annual reporting periods beginning on or after January 1, 2021. This amendment is not expected to have a material impact on the Company.

There are no other IFRS standards or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have any impact on the Company.

Accounting policy changes not yet adopted

Effective January 1, 2021, the Company will adopt a voluntary change in its accounting policy for exploration and evaluation expenditures. The Company will recognize these costs as exploration and evaluation expenses in the statement of earnings (loss) in the period incurred until management concludes the technical feasibility and commercial viability of a mineral deposit. Costs that represent the acquisition of rights to explore a mineral deposit will continue to be capitalized. Prior to January 1, 2021, all exploration and evaluation expenditures were capitalized as exploration and evaluation assets.

Management believes this change in accounting policy will result in a preferable policy that is better aligned with IFRS, with respect to what constitutes an asset and more consistent with its peer group.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

5.            NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS (Cont’d)

The Company will adopt the change in accounting policy retrospectively and restate balances for comparative periods. The Company will reclassify all post acquisition exploration and evaluation expenditures that have been capitalized to mineral properties, plant and equipment prior to the demonstration of technical feasibility and commercial viability. Initial acquisition costs of the Brucejack Mine and the Snowfield Property (“Snowfield”) are unaffected by the change in policy. The change in policy will materially affect the opening deficit and accumulated other comprehensive loss as of January 1, 2019, mineral properties, exploration and evaluation assets, depreciation and depletion included in inventories, cost of sales, loss on sale of exploration and evaluation asset and deferred income taxes. The Company is still in the process of quantifying the impact of the change in accounting policy for each of the periods affected.

6.            RECEIVABLES AND OTHER

	December 31,	December 31,
	2020	2019
Trade receivables	$8,377	$6,210
Prepayments and deposits	3,045	3,109
Tax receivables	1,133	1,652
Other receivables	328	19
BC Mineral Exploration Tax Credit ("BCMETC") receivable	-	6,441
	$12,883	$17,431

7.            INVENTORIES

	December 31,	December 31,
	2020	2019
Materials and supplies	$14,689	$13,403
Finished metal	4,145	8,213
In-circuit	923	329
	$19,757	$21,945

As at December 31, 2020, $1,592 (2019 – $2,500) of depreciation and depletion and $32 (2019 – $69) of site share-based compensation was included in inventory.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, except for share data)

8.            MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Construction in progress	Plant and equipment	ROU assets	Exploration and evaluation assets	Total
Year ended December 31, 2019
Cost
Balance - January 1, 2019	$812,627	$9,183	$555,168	$12,779	$252,007	$1,641,764
Additions	-	33,777	2,128	6,496	11,076	53,477
Transfer from construction in progress to plant and equipment	-	(15,430)	15,430	-	-	-
Transfer from construction in progress to mineral properties	2,127	(2,127)	-	-	-	-
Transfer from inventory to plant and equipment	-	-	1,056	-	-	1,056
Transfer from construction in progress to ROU assets	-	(25)	-	25	-	-
Recoveries from BCMETC	(6,065)	-	-	-	(505)	(6,570)
Disposals	-	-	(535)	-	-	(535)
Balance - December 31, 2019	$808,689	$25,378	$573,247	$19,300	$262,578	$1,689,192

Accumulated depreciation and depletion
Balance - January 1, 2019	50,990	-	55,922	42	-	106,954
Depreciation and depletion	41,880	-	34,955	5,375	-	82,210
Disposals	-	-	(484)	-	-	(484)
Balance - December 31, 2019	$92,870	$-	$90,393	$5,417	$-	$188,680

Net book value - December 31, 2019	$715,819	$25,378	$482,854	$13,883	$262,578	$1,500,512

Cost
Balance - December 31, 2019	$808,689	$25,378	$573,247	$19,300	$262,578	$1,689,192
Additions	-	41,952	5,066	677	10,153	57,848
Transfer from construction in progress to plant and equipment	-	(22,772)	22,772	-	-	-
Transfer from construction in progress to mineral properties	3,651	(3,651)	-	-	-	-
Transfer from inventory to plant and equipment	-	-	232	-	-	232
Transfer from construction in progress to ROU assets	-	(39)	-	39	-	-
Disposals	-	-	(26)	-	(232,149)	(232,175)
Recoveries from BCMETC	-	-	-	-	(2,198)	(2,198)
Lease modifications	-	-	-	(482)	-	(482)
Balance - December31, 2020	$812,340	$40,868	$601,291	$19,534	$38,384	$1,512,417

Accumulated depreciation and depletion
Balance - December 31, 2019	$92,870	$-	$90,393	$5,417	$-	$188,680

Depreciation and depletion	61,478	-	49,268	5,398	-	116,144
Disposals	-	-	(9)	-	-	(9)
Lease modifications	-	-	-	(27)	-	(27)
Balance - December 31, 2020	$154,348	$-	$139,652	$10,788	$-	$304,788

Net book value - December 31, 2020	$657,992	$40,868	$461,639	$8,746	$38,384	$1,207,629

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, except for share data)

8.            MINERAL PROPERTIES, PLANT AND EQUIPMENT (Cont’d)

(a) Mineral properties

Mineral properties consist solely of the Brucejack Mine.

(b) Exploration and evaluation assets

Exploration and evaluation assets consist of regional drilling and exploration work on the Bowser Claims and the Porphyry Potential Deep Drilling Project.

Sale of Snowfield

On December 4, 2020, the Company sold Snowfield to KSM Mining ULC (“KSM”), a wholly owned subsidiary of Seabridge Gold Inc. Under the terms of the property purchase agreement, consideration received by the Company comprised of the following:

•	$100,000 in cash, which was received on December 16, 2020;

•	a 1.5% net smelter royalty in respect of all production from Snowfield; and

•	a $20,000 contingent cash payment payable within 6 months following the earlier of:

o	commencement of commercial production from Snowfield, or any part of Snowfield; and

o	the announcement by KSM (or a parent company) of the completion of a bankable feasibility study which includes production of mineral reserves from Snowfield.

KSM is entitled to deduct and offset $15,000 of the contingent cash payment against amounts payable to the Company under the net smelter royalty.

Due to uncertainty of commencement of commercial production from Snowfield or completion of a bankable feasibility study including Snowfield, the Company has determined the fair values of the net smelter royalty and contingent cash payment to be negligible amounts.

At the time of sale, the carrying amount of Snowfield was $232,149. As a result, the transaction resulted in a loss on sale of exploration and evaluation asset in the amount of $132,149 which is recorded in the statement of earnings (loss).

(c) Impairment assessment of Brucejack Mine

At March 31, 2020, the Company reviewed impairment indicators for the Brucejack Mine and concluded there was an indicator of impairment due to a decrease in the estimated total contained ounces in the updated mineral reserves. In accordance with the Company’s accounting policy and IFRS, the recoverable amount was assessed as the higher of its value in use or FVLCD. The recoverable amount was determined based on the FVLCD method using the discounted cash flow model.

The Brucejack Mine CGU includes mineral properties, plant and equipment, construction in progress, ROU assets, decommissioning and restoration provision and working capital. The carrying amount of the CGU at March 31, 2020 was $1,221,048.

In arriving at FVLCD, discounted cash flows were estimated using the following significant assumptions: (a) the latest mineral reserves; (b) production profile, operating costs and capital costs from the latest detailed life of mine plan; (c) a gold price of $1,550 per ounce; (d) a silver price of $17.00 per ounce; (e) a foreign exchange rate of C$1.00:US$0.760; and (f) a real discount rate of 5.5%.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, except for share data)

8.            MINERAL PROPERTIES, PLANT AND EQUIPMENT (Cont’d)

The Company’s assessment of FVLCD exceeded the carrying amount of the Brucejack Mine CGU and as a result, no impairment loss was recognized in the statement of earnings (loss).

(d)  ROU assets

As at December 31, 2020, the Company’s ROU assets consisted of the following:

	ROU asset Mobile equipment	ROU asset Buildings	ROU asset Other	Total
Cost
Balance - January 1, 2019	$10,213	$2,509	$57	$12,779
Additions	2,136	3,115	1,245	6,496
Transfer from construction in progress to ROU assets	25	-	-	25
Balance - December31, 2019	$12,374	$5,624	$1,302	$19,300

Accumulated depreciation and depletion
Balance - January 1, 2019	$42	$-	$-	$42
Depreciation and depletion	4,247	1,032	96	5,375
Balance - December 31, 2019	$4,289	$1,032	$96	$5,417

Net book value - December 31, 2019	$8,085	$4,592	$1,206	$13,883

Cost
Balance - December31, 2019	$12,374	$5,624	$1,302	$19,300
Additions	399	65	213	677
Transfer from construction in progress to ROU assets	39	-	-	39
Lease modifications	(425)	-	(57)	(482)
Balance - December 31, 2020	$12,387	$5,689	$1,458	$19,534

Accumulated depreciation and depletion
Balance - December 31, 2019	$4,289	$1,032	$96	$5,417
Depreciation and depletion	4,108	1,151	139	5,398
Lease modifications	-	-	(27)	(27)
Balance - December 31, 2020	$8,397	$2,183	$208	$10,788

Net book value - December 31, 2020	$3,990	$3,506	$1,250	$8,746

The Company is a party primarily to lease contracts for mining related mobile equipment and buildings. Other ROU assets include office-related equipment and shipping containers for concentrate.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, except for share data)

9.            ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,
	2020	2019
Trade payables	$42,975	$36,253
Accrued liabilities	9,902	9,242
Lease obligations	8,806	14,118
DSU liability	2,980	1,745
RSU liability	2,766	3,811
Royalty payable	1,675	1,142
Accrued interest on convertible notes	660	660
Accrued interest on loan facility	18	29
Employee benefit liability	-	4,620
	$69,782	$71,620
Non-current portion of lease obligations	(3,822)	(8,130)
Non-current portion of RSU liability	(1,132)	(802)
Current portion of accounts payable and accrued liabilities	$64,828	$62,688

Under the terms of the Executive Chairman’s (“Exec Chair”) employment agreement, the Exec Chair was entitled to a retirement allowance in the event the Exec Chair terminated his employment with the Company. Upon the retirement of the Exec Chair on December 31, 2019, the retirement allowance was paid in the amount of $4,620 (C$6,000).

(a)	Lease obligations

As at December 31, 2020, the Company’s undiscounted lease obligations consisted of the following:

	December 31,	December 31,
	2020	2019
Gross lease obligation - minimum lease payments
1 year	$5,320	$6,549
2-3 years	3,755	6,689
4-5 years	292	1,849
	$9,367	$15,087
Future interest expense on lease obligations	(561)	(969)
	$8,806	$14,118

For the year ended December 31, 2020, interest expense on lease obligations was $591 (2019 – $836). Total cash payments on lease obligations and short-term leases were $6,168 (2019 – $6,484) and $965 (2019 – 1,150), respectively.

Variable lease payments not included in the measurement of lease obligations were nil as at December 31, 2020. There were not extension options which were reasonably certain to be exercised. As at December 31, 2020, there were no significant leases with residual value guarantees or leases not yet commenced to which the Company is committed.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

10.	LONG-TERM DEBT

As at December 31, 2020, the Company’s long-term debt consisted of the following:

	Term facility	Revolving facility	Convertible notes	Total long-term debt
Balance - January 1, 2019	$246,783	$225,363	$82,150	$554,296
Accretion of convertible notes	-	-	5,568	5,568
Repayment of loan facility	(50,000)	(48,000)	-	(98,000)
Amortization of loan facility transaction costs	952	1,037	-	1,989
Reversal of loan facility transaction costs	28	39	-	67
Balance - December 31, 2019	$197,763	$178,439	$87,718	$463,920
Accretion of convertible notes	-	-	5,584	5,584
Proceeds from borrowing on revolver facility	-	16,000		16,000
Repayment of loan facility	(66,667)	(160,000)	-	(226,667)
Amortization of loan facility transaction costs	849	2,939	-	3,788
Balance - December 31, 2020	$131,945	$37,378	$93,302	$262,625
Current portion of long-term debt	(66,667)	-	-	(66,667)
Non-current portion of long-term debt	$65,278	$37,378	$93,302	$195,958

(a)	Senior secured loan facility

On December 18, 2018, the Company closed a $480,000 senior secured loan facility (the “loan facility”) with a syndicate of financial institutions arranged by The Bank of Nova Scotia, ING Capital LLC and SG Americas Securities, LLC. The loan facility consisted of a $250,000 senior secured amortizing non-revolving credit facility (the “term facility”) and a $230,000 senior secured revolving credit facility (the “revolving facility”). In 2019, the Company reduced the size of the revolving facility to $200,000 as required by the terms of the loan facility. The loan facility is secured by substantially all of the assets of the Company and its subsidiaries.

The term of the loan facility is four years, maturing on December 18, 2022. The undrawn portion of the loan facility at December 31, 2020 was $160,351 with $1,649 (C$2,100) used for a letter of credit supporting a reclamation deposit requirement.

Each borrowing under the term and revolving facilities is available by way of USD London Inter-Bank Offered Rate (“LIBOR”) loans or USD base rate loans. The revolving facility is also available in Canadian prime loans, bankers’ acceptances, bankers’ acceptance equivalent loans, and letters of credit.

Borrowings comprising USD LIBOR loans bear interest at LIBOR plus an applicable margin of 2.5% to 3.5% based on the Company’s net leverage ratio. Borrowings comprising USD base rate loans bear interest at the administrative agent’s base rate plus an applicable margin of 1.5% to 2.5% based on the Company’s net leverage ratio. For the year ended December 31, 2020, $12,839 (2019 – $24,056) of interest expense was expensed as interest and finance expense in the statement of earnings (loss).

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

10.	LONG-TERM DEBT (Cont’d)

The term facility is required to be repaid in equal installments of principal until maturity. The Company has paid four quarterly installments on the term facility in the aggregate amount of $66,667 (2019 – 50,000), reducing the outstanding balance on the term facility to $133,333 as at December 31, 2020.

During the second quarter of 2020, to increase available liquidity due to COVID-19, the Company drew down $16,000 of the available revolving facility. During the fourth quarter of 2020, the Company made a voluntary principal repayment on the revolving facility in the amount of $160,000 reducing the outstanding balance on the revolving facility to $38,000 as at December 31, 2020. Any amounts due under the revolving facility are required to be repaid in full on the maturity date. Any unused portion of the revolving facility is subject to an annual standby fee.

Unamortized transaction costs associated with the term facility were $3,243 (2019 – $3,243) and the revolving facility were $4,639 (2019 – $4,639). The transactions costs have been recorded as a loan discount and will be amortized over the term of the loan. For the year ended December 31, 2020, $3,788 (2019 – $1,989) of amortization of the loan facility transaction costs were expensed to interest and finance expense in the statement of earnings (loss).

The effective interest rate for the loan facility as at December 31, 2020 is 3.6%. The Company is subject to financial covenants under the terms of the loan facility including a minimum interest coverage ratio, a maximum leverage ratio, a minimum tangible net worth covenant and a minimum liquidity covenant. As at December 31, 2020, the Company was compliant with all financial and non-financial covenants.

(b)	Convertible notes

On February 14, 2017, the Company completed an offering of $100,000 aggregate principal amount of unsecured convertible senior subordinated notes due 2022 (the “Notes”) which mature on March 15, 2022 and bear an interest rate of 2.25% per annum, payable semi-annually in arrears on March 15 and September 15 of each year.

The Notes are convertible into common shares of the Company at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes as defined in the note indenture occur, holders of the Notes may be entitled to an increased conversion rate. The Notes are convertible into common shares of the Company at an initial conversion rate of 62.5 common shares per $1 principal amount of Notes converted, representing an initial conversion price of $16.00 per common share.

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
For the years ended December 31, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

10.	LONG-TERM DEBT (Cont’d)

The debt portion has been classified a financial liability at amortized cost and is recorded net of transaction costs and accreted over the expected life using the effective interest rate of 7.8%. For the year ended December 31, 2020, $5,584 (2019 – $5,568) of accretion of convertible notes was expensed as interest and finance expense in the statement of earnings (loss).

(c)	Offtake obligation

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

For the year ended December 31, 2019, the Company delivered 234,378 ounces of gold under the offtake agreement. Of the amount settled, the Company physically delivered 158,268 ounces from doré production and purchased 76,110 ounces to satisfy delivery of gold produced from concentrate sales. The settlement of the gold ounces resulted in a decrease in the offtake obligation to the date of repurchase of $3,068.

Until the repurchase of the offtake agreement on September 30, 2019, the offtake obligation was recorded at fair value at each statement of financial position date. For the year ended December 31, 2019, the change in fair value of the offtake obligation to the date of repurchase was a fair value loss of $15,415.

11.	DECOMMISSIONING AND RESTORATION PROVISION

(a)	Reclamation bonds

The Company has $55 of restricted cash (2019 – $54) in the form of Guaranteed Investment Certificates as security deposits with various government agencies in relation to decommissioning and restoration provisions of the Brucejack Mine.

In support of the closure plan for the Brucejack Mine, the Company holds total surety bonds of C$31,700 in favour of the Ministry of Energy and Mines.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

11.	DECOMMISSIONING AND RESTORATION PROVISION (Cont’d)

(b)	Decommissioning and restoration provision

The Company has a liability for remediation of current and past disturbances associated with the exploration, development and production activities at the Brucejack Mine. The decommissioning and restoration provision is as follows:

	For the year ended
	December 31,	December 31,
	2020	2019
Opening balance	$21,239	$18,947
Change in amount and timing of cash flows	2,812	(133)
Change in discount rate	1,643	2,028
Accretion of decommissioning and restoration provision	262	446
Settlement of decommissioning and restoration provision	-	(49)
Ending balance	$25,956	$21,239

For the year ended December 31, 2020, the provision increased due to an increase in estimated costs to reclaim the Brucejack Mine and a decrease in the discount rate. The Company used an inflation rate of 1.6% (2019 – 1.7%) and a discount rate of 0.9% (2019 – 1.5%) in calculating the estimated provision. The liability for retirement and remediation on an undiscounted basis before inflation is $24,618 (C$31,344) (2019 – $21,086 (2019 – C$27,386)). Most of the expected expenditures to settle the decommissioning and restoration provision are anticipated to commence in 2033 after the end of the current mine life.

12.	REVENUE

Revenue by metal was:

	For the year ended
	December 31,	December 31,
	2020	2019
Gold revenue	$611,080	$471,419
Silver revenue	7,987	6,524
Revenue from contracts with customers	$619,067	$477,943
Gain (loss) on trade receivables at fair value	(1,482)	6,597
	$617,585	$484,540

Revenue from contracts with customers by product was:

	For the year ended
	December 31,	December 31,
	2020	2019
Gold revenue - doré	$432,174	$322,078
Gold revenue - concentrate	178,906	149,341
Silver revenue - concentrate	5,133	4,379
Silver revenue - doré	2,854	2,145
	$619,067	$477,943

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

13.	COST OF SALES

Total cost of sales were:

	For the year ended
	December 31,	December 31,
	2020	2019
Production costs	$255,462	$225,489
Depreciation and depletion	115,336	81,561
Royalties and selling costs	20,470	19,085
Change in inventories	3,474	1,520
Site share-based compensation	1,550	3,072
Loss (gain) on disposal of plant and equipment	12	(45)
Write-down of inventories	-	2,475
	$396,304	$333,157

On November 2, 2018, Miami Metals I, Inc. (formerly known as, Republic Metals Refining Corporation) (“RMC”), a refinery used by the Company announced it had filed for chapter 11 bankruptcy protection. A settlement agreement was reached during 2019 among the Company, RMC and its affiliated debtors and debtors in possession and RMC’s senior lenders. The settlement was approved by the United States Bankruptcy Court for the Southern District of New York on October 31, 2019. The finished goods inventory held by RMC was written down by $2,475 to reflect the cash settlement value received in 2019.

Production costs by nature of expense were:

	For the year ended
	December 31,	December 31,
	2020	2019
Consultants and contractors	$102,413	$95,466
Salaries and benefits	75,402	60,191
Supplies and consumables	38,113	34,636
Energy	14,290	12,902
Travel and camp accommodation	13,597	8,327
Freight	4,305	5,511
Camp administrative costs	4,085	5,404
Insurance	1,883	1,620
Rentals	1,374	1,432
	$255,462	$225,489

PRETIUM RESOURCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Expressed in thousands of United States dollars, except for share data)

14.	CORPORATE ADMINISTRATIVE COSTS

	For the year ended
	December 31,	December 31,
	2020	2019
Salaries and benefits	$11,006	$5,608
Investor relations	3,155	2,294
Professional fees	2,254	1,756
Insurance	1,452	1,009
Share-based compensation	1,220	5,459
Depreciation	808	649
Office	666	854
Listing and filing fees	418	433
Travel and accommodation	226	612
	$21,205	$18,674

15.	INTEREST AND FINANCE EXPENSE

	For the year ended
	December 31,	December 31,
	2020	2019
Interest expense on loan facility	$16,627	$26,045
Interest expense on convertible notes	7,834	7,818
Interest expense on leases	591	836
Other interest expense	470	157
Accretion of decommissioning and restoration provision	262	446
	$25,784	$35,302

16.	CAPITAL AND RESERVES

(a)	Share capital

At December 31, 2020, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

PRETIUM RESOURCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Expressed in thousands of United States dollars, except for share data)

16.	CAPITAL AND RESERVES (Cont’d)

(b)	Other reserves

As at December 31, 2020, the Company’s other reserves consisted of the following:

	Contributed surplus	Equity component of convertible notes	Accumulated other comprehensive loss	Total other reserves
Balance - January 1, 2019	$48,886	$17,603	$(193,997)	$(127,508)
Shares issued upon exercise of options	(4,043)	-	-	(4,043)
Value assigned to options vested	2,625	-	-	2,625
Balance - December 31, 2019	$47,468	$17,603	$(193,997)	$(128,926)
Shares issued upon exercise of options	(6,418)	-	-	(6,418)
Value assigned to options vested	277	-	-	277
Balance - December 31, 2020	$41,327	$17,603	$(193,997)	$(135,067)

(c)	Share options

The Company has adopted an incentive share option plan which provides that the Board of Directors of the Company may from time to time, in their discretion, and in accordance with Toronto Stock Exchange requirements, grant to its directors, officers, employees and consultants of the Company, non- transferable options to purchase common shares, provided that the number of common shares reserved for issue does not exceed 5.5% of the number of then outstanding common shares. Such options can be exercisable for a maximum of five years from the date of grant. The exercise price of each share option is set by the Board of Directors at the time of grant but cannot be less than the then market price of common shares.

The following table summarizes the changes in share options for the year ended December 31:

	2020		2019
	Number of share options	Weighted average exercise price (in CAD)	Number of share options	Weighted average exercise price (in CAD)
Outstanding, January 1,	3,468,310	$10.01	4,562,919	$9.47
Granted	-	-	140,000	14.07
Exercised	(2,031,747)	8.85	(1,209,709)	8.39
Forfeited	(308,022)	11.50	(19,800)	12.97
Expired	(192,439)	12.38	(5,100)	12.97
Outstanding, December 31,	936,102	$11.53	3,468,310	$10.01

For options exercised during the year, the related weighted average share price at the time of exercise was C$13.59 (2019 – C$14.89).

PRETIUM RESOURCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Expressed in thousands of United States dollars, except for share data)

16.	CAPITAL AND RESERVES (Cont’d)

The following table summarizes information about share options outstanding and exercisable at December 31, 2020:

	Share options outstanding		Share options exercisable
Exercise prices (in CAD)	Number of share options outstanding	Weighted average years to expiry	Number of share options exercisable	Weighted average exercise price (in CAD)
$6.00 - $7.99	50,000	0.19	50,000	$7.24
$8.00 - $9.99	259,475	1.14	259,475	9.75
$10.00 - $11.99	55,000	0.81	55,000	10.73
$12.00 - $13.99	561,627	1.81	460,977	12.87
$14.00 - $15.99	10,000	0.61	10,000	15.17
	936,102	1.46	835,452	$11.45

The total share-based compensation expense for the year ended December 31, 2020 was $277 (2019 – $2,625), which was expensed in the statement of earnings (loss) as share-based compensation expense.

The following are the weighted average assumptions employed to estimate the fair value of options granted for the year ended December 31, 2020 and 2019 using the Black-Scholes option pricing model:

	For the year ended
	December 31, 2020	December 31, 2019
Risk-free interest rate	N/A	1.43%
Expected volatility	N/A	55.21%
Expected life	N/A	5 years
Expected dividend yield	N/A	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility and expected option life. Changes in these assumptions would have had a significant impact on the initial fair value calculation.

(d)	RSU’s

The Company has adopted a RSU plan to allow the Board of Directors to grant its employees and consultants, non-transferable share units based on the value of the Company’s share price at the date of grant. The awards have a graded vesting schedule over a three-year period and can be either cash or equity settled upon vesting at the discretion of the Board of Directors. The associated compensation cost is recorded in share-based compensation expense.

PRETIUM RESOURCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Expressed in thousands of United States dollars, except for share data)

16.	CAPITAL AND RESERVES (Cont’d)

The following table summarizes the changes in RSU’s for the year ended December 31:

	2020		2019
	Number of RSU's	Weighted average fair value (in CAD)	Number of RSU's	Weighted average fair value (in CAD)
Outstanding, January 1,	404,523	$14.44	741,886	$11.31
Granted	463,971	11.99	-	-
Settled	(231,235)	14.32	(297,062)	13.54
Forfeited	(224,894)	14.91	(40,301)	12.87
Outstanding, December 31,	412,365	$14.55	404,523	$14.44

At December 31, 2020, a liability of $2,535 (2019 – $2,887) was included in accounts payable and accrued liabilities. For the year ended December 31, 2020, $2,074 (2019 – $4,556) was expensed in the statement of earnings (loss) as share-based compensation expense.

(e)	PSU’s

PSU’s are granted to senior management under the RSU plan. The PSU’s vest at the end of the third year and the number of units to be issued on the vesting date will vary from 0% to 200% of the number of PSU’s granted, depending on the achievement of performance criteria. The awards can be settled in cash or equity upon vesting at the discretion of the Board of Directors.

The following table summarizes the changes in PSU’s for the year ended December 31:

	2020		2019
	Number of PSU's	Weighted average fair value (in CAD)	Number of PSU's	Weighted average fair value (in CAD)
Outstanding, January 1,	166,085	$14.44	166,085	$11.31
Granted	222,860	12.21	-	-
Settled	(9,665)	14.71	-	-
Forfeited	(278,308)	14.96	-	-
Outstanding, December 31,	100,972	$14.55	166,085	$14.44

At December 31, 2020, a liability of $231 (2019 – $924) was included in accounts payable and accrued liabilities. For the year ended December 31, 2020, due to forfeited PSU’s in the year, a recovery of $678 (2019 – expense of $667) was recorded in the statement of earnings (loss) as share-based compensation expense.

(f)	DSU’s

The Company has adopted a DSU plan for independent directors of the Company. Pursuant to the plan, eligible directors can elect to receive all or part of their total cash compensation in the form of DSU’s. The number of DSU’s granted to an eligible director is determined by dividing the portion of the compensation to be paid in DSU’s by the fair market value of the Company’s common shares on the grant date. In addition, the Board may, at its discretion, grant additional DSU’s to plan participants. Each eligible director will be required to hold DSU’s received until the eligible director ceases to be a director of the Company, following which the DSU’s will be settled in cash.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, except for share data)

16.	CAPITAL AND RESERVES (Cont’d)

The following table summarizes the changes in DSU’s for the year ended December 31:

	2020		2019
	Number of DSU's	Weighted average fair value (in CAD)	Number of DSU's	Weighted average fair value (in CAD)
Outstanding, January 1,	156,825	$14.45	117,587	$11.57
Granted	103,184	12.51	39,238	12.36
Outstanding, December 31,	260,009	$14.59	156,825	$14.45

At December 31, 2020, a liability of $2,980 (2019 – $1,745) was included in accounts payable and accrued liabilities. For the year ended December 31, 2020, $1,097 (2019 – $683) was expensed in the statement of earnings (loss) as share-based compensation expense.

(g)	Earnings (loss) per share

The calculation of diluted earnings (loss) per share was based on earnings (loss) attributable to ordinary shareholders and the weighted-average number of shares outstanding after adjustments for the effect of potential dilutive shares. For the years ended December 31, 2020 and 2019, potential share issuances arising from the exercise of share options and the settlement of RSU’s and PSU’s in common shares were included in the calculation of diluted weighted average shares outstanding as well as their impact on earnings (loss) attributable to shareholders of the Company. Potentially dilutive shares associated with the convertible notes, share options, RSU’s and PSU’s were not included in the diluted earnings (loss) per share calculation as their effect was anti-dilutive.

The following table summarizes the calculation of basic and diluted earnings (loss) per share:

	For the year ended
	December 31,	December 31,
	2020	2019
Net (loss) earnings for the year	$(38,438)	$40,917

Basic weighted average number of common shares outstanding	186,412,795	184,731,109
Effective impact of dilutive securities:
Share options	-	972,815
RSU's	-	27,402
Diluted weighted average number of common shares outstanding	186,412,795	185,731,326

(Loss) earnings per share
Basic	$(0.21)	$0.22
Diluted	$(0.21)	$0.22

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, except for share data)

17.	RELATED PARTIES

Transactions with key management

Key management includes the Company’s directors and officers including its President and Chief Executive Officer (“CEO”), its Vice President and Chief Operating Officer and its Vice President and Chief Financial Officer.

It also included the Company’s former officers, including its CEO, Executive Vice President and Chief Financial Officer (“EVP CFO”), its Executive Vice President, Corporate Affairs and Sustainability (“EVP Corporate”), Vice President, Operations (“VP Ops”) and Vice President and Chief Exploration Officer.

The following summarizes directors and key management compensation:

	For the year ended
	December 31,	December 31,
	2020	2019
Salaries and benefits	$6,703	$4,840
Termination costs	4,604	-
Share-based compensation	216	5,376
	$11,523	$10,216

For the year ended December 31, 2020, salaries and benefits includes $1,632 (C$2,224) associated with the resignation of the VP Ops in accordance with his employment agreement. These costs were recorded to production costs in the statement of earnings (loss).

Termination costs include $4,604 (C$6,296) associated with the departure of the former CEO, EVP CFO and EVP Corporate. These costs were recorded to corporate administrative costs in the statement of earnings (loss).

18.	SUPPLEMENTAL CASH FLOW INFORMATION

The net change in non-cash working capital items included in mineral properties, plant and equipment were as follows:

	For the year ended
	December 31,	December 31,
	2020	2019
BCMETC receivable	6,441	(6,441)
Accounts payable and accrued liabilities	2,009	1,261
	$8,450	$(5,180)

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, except for share data)

18.	SUPPLEMENTAL CASH FLOW INFORMATION (Cont’d)

The net change in the Company’s financing liabilities, including long-term debt and the offtake obligation, were as follows:

	For the year ended
	December 31,	December 31,
	2020	2019
Opening liabilities from financing activities	$463,920	$624,365
Proceeds from loan facility, net of transaction costs	16,000	67
Cash payments	(226,667)	(180,416)
Other non-cash movements	9,372	19,904
Ending liabilities from financing activities	$262,625	$463,920

19.	FINANCIAL RISK MANAGEMENT

Financial risk management

The Company has exposure to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from its use of financial instruments.

This note presents information about the Company's exposure to each of these risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. Risk management is the responsibility of management and is carried out under the oversight of and policies approved by, the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and the Board of Directors.

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

The following table shows the impact on pre-tax earnings (loss) of a 10% change in the USD:CAD exchange rate on financial assets and liabilities denominated in CAD, as of December 31, 2020, with all other variables held constant:

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, except for share data)

19.	FINANCIAL RISK MANAGEMENT (Cont’d)

	Impact of currency rate change on pre-tax earnings (loss)
	10% increase	10% decrease
Cash and cash equivalents	$1,943	$(1,943)
Receivables and other, excluding trade receivables	178	(178)
Restricted cash	5	(5)
Accounts payable and accrued liabilities	(5,869)	5,869

In addition to currency risk from financial instruments, a majority of the Company’s mine production costs, capital expenditures and corporate administrative costs are incurred in CAD. Consequently, fluctuations in the USD exchange rate against the CAD increases the volatility of cost of sales and corporate administrative costs.

In 2020, the Company hedged a portion of its exposure to currency fluctuations using forward contracts. For the year ended December 31, 2020, the change in fair value of non-hedge derivatives resulted in a gain on financial instruments at fair value of $377 (2019 – nil). The Company has no foreign exchange forward contracts as of December 31, 2020.

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

The following table shows the impact on pre-tax earnings (loss) of a 1% change in interest rates on financial assets and liabilities as of December 31, 2020, with all other variables held constant:

	Impact of interest rate change on pre-tax earnings (loss)
	1% increase	1% decrease
Cash and cash equivalents	$917	$(917)
Loan facility	(315)	315

(iii)	Commodity price risk

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

The financial instruments impacted by commodity prices are trade receivables. Price adjustments are made in subsequent periods to the customer receivables for concentrate sales transactions based on movements in market prices prior to final settlement. As a result, concentrate sales receivables are fair valued and adjusted each period to reflect forward market prices to the estimated settlement date.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, except for share data)

19.	FINANCIAL RISK MANAGEMENT (Cont’d)

For the years ended December 31, 2020 and 2019, the Company has not hedged the price of any commodity.

The following table shows the impact of pre-tax earnings (loss) from changes in the fair values of financial instruments with a 10% change in gold and silver commodity prices. The impact of a 10% movement in commodity prices as of December 31, 2020, with all other variables held constant, is as follows:

	Impact of price change on pre-tax earnings (loss)
	10% increase	10% decrease
Trade receivables	$9,677	$(9,677)

(b)	Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its financial assets including cash and cash equivalents, trade receivables and restricted cash.

The carrying amount of financial assets represents the maximum credit exposure:

	December 31, 2020	December 31, 2019
Cash and cash equivalents	$174,753	$23,174
Trade receivables	8,377	6,210
Restricted cash	55	54
	$183,185	$29,438

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions. Management believes the risk of loss related to these deposits to be low. The Company regularly evaluates changes in the status of its counterparties.

The Company is exposed to credit risk through its trade receivables, which are principally with internationally recognized counterparties. The Company sells its refined gold on spot contracts to financial institutions in Canada and its concentrates to trading companies. The Company sells its silver to refineries located in Canada and other jurisdictions and trading companies. The Company has had limited instances of default from its counterparties. The Company regularly evaluates the counterparties to which it sells its product. The Company is not economically dependent on a limited number of customers for the sale of its gold and silver as its products can be sold through numerous world-wide commodity markets and traders. As at December 31, 2020, the Company has $8,377 (2019 – $6,210) receivables related to its gold and silver revenue. As these receivables are measured at FVTPL, expected credit losses are incorporated into the estimate of fair value.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient liquidity in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, except for share data)

19.            FINANCIAL RISK MANAGEMENT (Cont’d)

Cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand. To the extent there is not sufficient liquidity in the form of cash and cash equivalents to meet obligations or to mitigate the impact of potential risks such as COVID-19, the Company will consider drawing on the revolving portion of the loan facility (to the extent available), or by securing additional debt and/or equity funding.

The Company has issued surety bonds and letters of credit to support future decommissioning and restoration provisions.

The Company’s financial obligations consist of accounts payable and accrued liabilities and long-term debt consisting of the loan facility and convertible notes.

The maturity of financial liabilities as at December 31, 2020 is as follows:

	1 year	2-3 years	4-5 years	More than 5 years	Total
Principal repayments on loan facility	$66,667	$104,667	$-	$-	$171,334
Convertible notes	-	100,000	-	-	100,000
Accounts payable and accrued liabilities	57,532	-	-	-	57,532
Interest payments on loan facility(1)	3,885	2,052	-	-	5,937
Lease obligations	5,320	3,755	292	-	9,367
Interest on convertible notes	2,250	1,114	-	-	3,364
RSU liability	1,634	1,132	-	-	2,766
	$137,288	$212,720	$292	$-	$350,300

(1)	Interest payments on the loan facility represent management’s estimate based on current LIBOR and the Company’s projected applicable margin in accordance with the terms of the loan facility.

Capital management

The Company’s objectives in the managing of capital are to safeguard the ability to continue as a going concern and provide financial capacity to meet its strategic objectives. Management monitors the amount of cash and cash equivalents, debt instruments and equity in the capital structure and adjusts the capital structure, as necessary, to support the exploration, development and operation of its Brucejack Mine and projects.

The capital structure of the Company consists of debt instruments and equity attributable to common shareholders, comprising of issued share capital, other reserves and deficit.

To maintain or adjust the capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets to facilitate the management of its capital requirements.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, except for share data)

19.            FINANCIAL RISK MANAGEMENT (Cont’d)

The Company prepares detailed annual budgets and cash flow forecasts for mining, development and corporate activities that are approved by the Board of Directors. Forecasts are regularly reviewed and updated for changes in circumstances to facilitate capital allocation, investment and financing decisions.

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

The carrying values of cash and cash equivalents, non-trade receivables and other, restricted cash and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

The carrying value of the loan facility approximates fair value due to the floating rate basis of the interest charges and insignificant changes in credit risk. The carrying value of the debt portion of convertible note approximates its fair value.

The following tables present the Company’s financial assets and liabilities by level within the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, except for share data)

19.            FINANCIAL RISK MANAGEMENT (Cont’d)

	Carrying value		Fair value
As at December 31, 2020	FVTPL	Amortized cost	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$-	$174,753	$-	$-	$-
Trade receivables	8,377	-	-	8,377	-
Non-trade receivables and other	-	4,506	-	-	-
Restricted cash	-	55	-	-	-
	$8,377	$179,314	$-	$8,377	$-

Financial liabilities
Accounts payable and accrued liabilities	$-	$55,212	$-	$-	$-
Lease obligations	-	8,806	-	-	-
RSU liability	2,766	-	-	2,766	-
DSU liability	2,980	-	-	2,980	-
Loan facility	-	169,323	-	-	-
Debt portion of convertible note	-	93,302	-	-	-
	$5,746	$326,643	$-	$5,746	$-

	Carrying value		Fair value
As at December 31, 2019	FVTPL	Amortized cost	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$-	$23,174	$-	$-	$-
Trade receivables	6,210	-	-	6,210	-
Non-trade receivables and other	-	11,221	-	-	-
Restricted cash	-	54	-	-	-
	$6,210	$34,449	$-	$6,210	$-

Financial liabilities
Accounts payable and accrued liabilities	$-	$47,297	$-	$-	$-
Lease obligations	-	14,118	-	-	-
RSU liability	3,811	-	-	3,811	-
DSU liability	1,745	-	-	1,745	-
Loan facility	-	376,202	-	-	-
Debt portion of convertible note	-	87,718	-	-	-
	$5,556	$525,335	$-	$5,556	$-

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, except for share data)

20.            TAXATION

(a)	Deferred income taxes

Deferred income taxes are presented on the statement of financial position as follows:

	December 31,	December 31,
	2020	2019
Deferred income tax asset	$15,737	$10,051
Deferred income tax liability	(142,750)	(62,086)
Net deferred income tax liability	$(127,013)	$(52,035)

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes gives rise to a net deferred tax liability as follows:

	December 31,	December 31,
	2020	2019
Tax loss carry forwards	$85,679	$78,654
Investment tax credits	6,555	6,545
Other	3,942	6,569
Financing costs	1,111	2,431
Inventories	(430)	(675)
Long term debt	(3,531)	(6,061)
Provincial mining tax attributes	(21,892)	(15,107)
Mineral interests	(198,447)	(124,391)
	$(127,013)	$(52,035)

Deductible temporary differences for which no deferred income tax assets are recognized are as follows:

	December 31,	December 31,
	2020	2019
Provincial mining tax attributes	$25,956	$21,239
Decommissioning and restoration provision	25,956	21,239
Other	68	68
	$51,980	$42,546

The Company has tax losses in Canada of approximately $317,329 (2019 – $291,312) expiring in various amounts from 2030 to 2040. The Company also has investment tax credits totaling approximately $8,979 (2019 – $8,965).

The Company has deductible temporary differences for which no deferred income tax assets have been recognized of $51,980 (2019 – $42,546). A deferred income tax asset has not been recognized in respect of these differences, as it is not probable that sufficient future taxable earnings will be available in the periods when deductions from such potential assets will be realized.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, except for share data)

20.          TAXATION (Cont’d)

(b) Income tax expense

The Company’s income tax expense is comprised of the following:

	For the year ended
	December 31,	December 31,
	2020	2019
Current income tax expense	$6,382	$4,561
Deferred income tax expense	75,081	36,799
	$81,463	$41,360

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 27.0% (2019 – 27.0%) as follows:

	For the year ended
	December 31,	December 31,
	2020	2019
Expected tax expense	$11,617	$22,215
Change in unrecognized temporary differences	1,274	619
Impact of initial recognition exemption on sale of Snowfield	52,256	-
Impact of foreign exchange on CAD denominated tax attributes	(1,417)	(6,305)
Non-deductible settlement of offtake obligation	-	7,821
Non-temporary differences and other	481	903
Provincial mining taxes	17,094	15,398
Share-based compensation expense	158	709
	$81,463	$41,360

21.          COMMITMENTS

The following table provides the Company’s gross contractual obligations as of December 31, 2020:

	1 year	2-3 years	4-5 years	More than 5 years	Total
Principal repayments on loan facility	$66,667	$104,667	$-	$-	$171,334
Repayment of convertible notes	2,250	101,114	-	-	103,364
Decommissioning and restoration provision	539	49	-	25,368	25,956
Interest payments on loan facility(1)	3,885	2,052	-	-	5,937
Lease obligations	5,320	3,755	292	-	9,367
Purchase commitments	5,799	-	-	-	5,799
Short-term lease commitments	466	-	-	-	466
	$84,926	$211,637	$292	$25,368	$322,223

(1)	Interest payments on the loan facility represent management’s estimate based on current LIBOR and the Company’s projected applicable margin in accordance with the terms of the loan facility.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, except for share data)

21.          COMMITMENTS (Cont’d)

Commitments – Brucejack Mine

The Company and the Nisga’a Nation have entered into a comprehensive cooperation and benefits agreement in respect of the Brucejack Mine. Under the terms of the agreement, the Nisga’a Nation will provide ongoing support for the development and operation of Brucejack with participation in its economic benefits.

The Brucejack Mine is subject to a 1.2% net smelter returns royalty (“1.2% NSR royalty”) on production in excess of cumulative 503,386 ounces of gold and 17,907,080 ounces of silver. The gold ounce production threshold for the 1.2% NSR royalty was met in December 2018. For the year ended December 31, 2020, $7,168 (2019 – $5,575) was expensed to royalties and selling costs in the statement of earnings (loss).

22.          CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters may take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations.

(a)	Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action claim (the “Wong Action”) against the Company, Robert Quartermain (a director, and the President and CEO of the Company at such time) and Snowden Mining Industry Consultants Ltd. (“Snowden”). The Wong Action was filed in the Ontario Superior Court of Justice.

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

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision. The Company and Robert Quartermain consented to, and on January 23, 2019 the Court granted, an order certifying the Wong Action as a class proceeding pursuant to the Class Proceedings Act (Ontario). In 2020, the plaintiff brought a motion to amend the statement of claim to plead additional misrepresentations. On July 22, 2020, the Court refused to permit these new allegations. The plaintiff appealed this refusal to the Court of Appeal for Ontario, and subsequently abandoned this appeal on February 18, 2021.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, except for share data)

22.          CONTINGENCIES (cont’d)

On December 7 and 8, 2020, the Court heard the Company’s and Robert Quartermain’s motion for summary judgment to dismiss the Wong Action and the plaintiff’s cross-motion for summary judgment to allow the Wong Action. On February 2, 2021 the Court allowed the defendants’ motion for summary judgment, dismissed the plaintiff’s cross-motion for summary judgment, and dismissed the Wong Action. The Court ruled that the Company did not make a misrepresentation in its continuous disclosure and that, in any event, the defendants were relieved of liability on the basis that they conducted a reasonable investigation pursuant to section 138.4(6) of the Ontario Securities Act. The plaintiff has until March 4, 2021 to appeal the Court’s decision.

The Company believes that the allegations made against it in the Wong Action are meritless and it will continue to vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

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

On April 8, 2019, the United States District Court for the Southern District of New York issued an order granting Aurico Gold Fund LP’s motion to consolidate the two cases under the case caption “In re Pretium Resources, Inc. Securities Litigation” (the “Aurico Action”), appoint itself as lead plaintiff, and approve lead plaintiff’s selection of counsel. On June 21, 2019, the plaintiffs in the Aurico Action filed a Consolidated Amended Class Action Complaint. The Company retained legal counsel in connection with these matters and on August 27, 2019, filed its memorandum of law in support of its motion to dismiss the Aurico Action. The plaintiffs filed their opposition to the Company’s motion to dismiss on October 28, 2019 and the Company filed its reply brief on December 10, 2019. On February 27, 2020, the District Court granted the Company’s motion to dismiss the Aurico Action but allowed the plaintiffs to move for leave to amend their complaint within 30 days of the order. The plaintiffs in the Aurico Action filed their motion to amend their complaint on March 30, 2020. The Company’s memorandum of law in opposition to the plaintiff’s motion for leave to amend complaint was filed on April 13, 2020 and the plaintiffs filed their reply memorandum on April 20, 2020. On July 9, 2020, the District Court denied the plaintiffs’ motion to amend their complaint. The deadline for the plaintiffs to appeal the District Court’s dismissal of the motion to amend their complaint passed in August 2020 without an appeal being filed. As a result, this matter is now concluded.

(c)	Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of BC.

PRETIUM RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, except for share data)

22.          CONTINGENCIES (cont’d)

The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. In October 2020, the Supreme Court of BC partially allowed an application from Bear Creek to add parties to the Bear Creek Action and amend its pleadings, including with respect to the Company.

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

23.          SUBSEQUENT EVENTS

On February 10, 2021, a COVID-19 outbreak was verbally declared at the Brucejack Mine by the BC Northern Health Medical Health Officer. To protect the health and safety of the Company’s workforce and local communities, the Company implemented enhanced outbreak protocols which included restrictions on travel to and from the Brucejack Mine camp while site wide testing was conducted and an assessment by BC Northern Health could be completed. At the Brucejack Mine camp, 453 tests were conducted and based on those results, it was determined that the large majority of positive cases were restricted to a limited cluster.

On February 17, 2021, it was announced that travel restrictions had been lifted with additional protocols and procedures developed in collaboration with local indigenous partners and BC Northern Health. These protocols include rigorous testing of all employees and contractors.

Throughout the outbreak, mine and mill production continued. The Company is assessing the potential impact on operations and will continue to closely monitor the situation and provide updates as appropriate.

Currently, the Company is managing cases of COVID-19 among employees and contractors at the Brucejack Mine. All are in isolation, remain in good health and have exhibited limited symptoms. In partnership with BC Northern Health, contact tracing was undertaken to determine the potential for additional exposures. Close contacts, identified through the tracing process, have been notified and moved into isolation. Isolation protocols will remain in effect for the duration established by BC Northern Health, with regular monitoring for COVID-19 symptoms.

The Company established COVID-19 management plans and implemented enhanced protocols and preventative measures to mitigate the spread of COVID-19 at the onset of the pandemic to protect the well-being of its employees, contractors, their families, local communities and other stakeholders. The Company continues to follow the stringent COVID-19 infection prevention guidance and directives of federal, provincial and regional authorities in respect of general and mine site-specific protocols and is working in close partnership with its medical service provider and BC Northern Health.

APPENDIX C

PRETIUM RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of Pretium Resources Inc. (“Pretivm”, the “Company”, “we”, “our” or “us”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of the Company. This MD&A should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2020 and 2019 as publicly filed in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website, and in the United States on the EDGAR section of the Securities and Exchange Commission (“SEC”) website.

We have prepared the annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s functional and presentation currency is the United States dollar. References to “$” or “USD” are to United States dollars, while references to “C$” or “CAD” are to Canadian dollars. All dollar amounts in this MD&A are expressed in thousands of USD, except for share and per ounce data, unless otherwise noted or the context otherwise provides.

This MD&A is prepared as of February 25, 2021 and includes certain statements that may be deemed “forward-looking information”, “forward-looking statements”, “future-oriented financial information” and “financial outlook”. We direct readers to the section “Statement Regarding Forward-Looking Information” included within this MD&A.

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

Additional information relating to us, including our Annual Information Form and Form 40-F for the year ended December 31, 2019 and, once filed, for the year ended December 31, 2020 are and will be available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov, respectively.

FOURTH QUARTER 2020 – SUMMARY

Operating summary

•	During the quarter, the Brucejack Mine operated safely and with minimum disruptions to essential operations as a result of the novel coronavirus (“COVID-19”) pandemic

•	Gold production totaled 88,299 ounces compared to 96,237 ounces in the comparable period in 2019.

•	Mill feed grade averaged 8.9 grams per tonne gold compared to 8.3 grams per tonne gold in the comparable period in 2019.

•	Gold recoveries averaged 97.4% compared to 96.8% in the comparable period in 2019.

•	Process plant throughput averaged 3,366 tonnes per day for a total of 309,661 tonnes of ore compared to 4,065 tonnes per day for a total of 373,954 tonnes of ore in the comparable period in 2019.

•	During the quarter, a total of 3,362 meters of lateral development were achieved.

Financial summary

•	The Company generated revenue of $169,582 compared to revenue of $135,484 in the comparable period in 2019.

•	The sale of 90,348 ounces of gold contributed $169,455 of revenue at an average realized price(1) of $1,914 per ounce. In the comparable period in 2019, the sale of 93,248 ounces of gold contributed $132,275 of revenue at an average realized price(1) of $1,480 per ounce.

•	Cost of sales was $108,035 or $1,196 per ounce of gold sold(1), compared to $89,627 or $961 per ounce of gold sold(1) in the comparable period in 2019. Cost of sales increased primarily due to higher production costs for additional lateral development, definition drilling and COVID-19 safety protocols. Depreciation and depletion expense increased due to the 2020 Mineral Reserve (defined below) update. Cost of sales per ounce of gold sold(1) also increased due to lower volumes sold in the period.

•	Total cash costs(1) were $819 per ounce of gold sold resulting in an average realized cash margin(1) of $1,056 per ounce of gold sold. In the comparable period in 2019, total cash costs(1) were $692 per ounce of gold sold resulting in an average realized cash margin(1) of $726 per ounce of gold sold.

•	AISC(1) was $1,009 per ounce of gold sold, compared to $866 per ounce of gold sold in the comparable period in 2019.

•	Total cash costs(1) increased due to higher production costs for additional lateral development, definition drilling and COVID-19 safety protocols. Total cash costs(1) per ounce of gold sold also increased due to lower gold ounces sold in the period. AISC(1) increased for the same reasons as total cash costs(1) as well as higher sustaining capital expenditures and costs associated with the departure of former officers partially offset by higher silver by-product credits and lower treatment and refinery charges.

•	Net loss for the period was $108,110 or $0.58 per share compared to net earnings of $20,049 or $0.11 per share in the comparable period in 2019. Net loss was impacted by the sale of the Snowfield Property (“Snowfield”) which generated a loss on sale of exploration and evaluation asset of $132,149 and a deferred income tax expense impact of $17,931. The impact of the sale of Snowfield was a loss per share of $0.80.

•	Adjusted earnings(1) were $51,877 or $0.28 per share compared to $33,124 or $0.18 per share in the comparable period in 2019.

•	Cash generated by operations was $89,269 compared to $66,133 in the comparable period in 2019.

•	The Company received proceeds from the sale of Snowfield of $100,000 which contributed to free cash flow(1) of $177,843 compared to $49,747 in the comparable period in 2019.

•	The Company repaid $176,667 of the Loan Facility (defined below) using cash generated from operations and proceeds from the sale of Snowfield.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

FULL YEAR 2020 – SUMMARY

Operating summary

•	As previously announced, the Company reported a fatality resulting from an incident that occurred on July 31, 2020 at the Brucejack Mine. The tragic incident occurred during maintenance at a support facility on surface.

•	Throughout the year, the Brucejack Mine operated safely and with minimum disruptions to essential operations as a result of the COVID-19 pandemic.

•	Gold production totaled 347,743 ounces, achieving 2020 annual guidance, compared to 354,405 ounces in the comparable period in 2019.

•	Mill feed grade averaged 8.5 grams per tonne gold, achieving 2020 annual guidance, compared to 8.7 grams per tonne gold in the comparable period in 2019.

•	Gold recoveries averaged 97.0% compared to 96.9% in the comparable period in 2019.

•	Process plant throughput averaged 3,572 tonnes per day for a total of 1,307,483 tonnes of ore compared to 3,570 tonnes per day for a total of 1,303,001 tonnes of ore in the comparable period in 2019.

•	In 2020, a total of 12,455 meters of lateral development were achieved.

Financial summary

•	The Company generated revenue of $617,585 compared to revenue of $484,540 in the comparable period in 2019.

•	The sale of 347,923 ounces of gold contributed $611,080 of revenue at an average realized price(1) of $1,799 per ounce. In the comparable period in 2019, the sale of 351,348 ounces of gold contributed $471,419 of revenue at an average realized price(1) of $1,405 per ounce.

•	Cost of sales was $396,304 or $1,139 per ounce of gold sold(1) compared to $333,157 or $948 per ounce of gold sold(1) in the comparable period in 2019. Cost of sales increased primarily due to higher production costs for additional lateral development, definition drilling and COVID-19 safety protocols. Depreciation and depletion expense increased due to the 2020 Mineral Reserve update. Cost of sales per ounce of gold sold(1) also increased due to lower volumes sold in the period.

•	Total cash costs(1) were $777 per ounce of gold sold resulting in an average realized cash margin(1) of $980 per ounce of gold sold. In the comparable period in 2019, total cash costs(1) were $680 per ounce of gold sold resulting in an average realized cash margin(1) of $662 per ounce of gold sold.

•	AISC(1) was $981 per ounce of gold sold, achieving 2020 annual guidance, compared to $888 per ounce of gold sold in the comparable period in 2019.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

•	Total cash costs(1) increased due to higher production costs for additional lateral development, definition drilling and COVID-19 safety protocols. Total cash costs(1) per ounce of gold sold also increased due to lower gold ounces sold in the period. AISC(1) increased for the same reasons as total cash costs(1) as well as higher sustaining capital expenditures and costs associated with the departure of former officers partially offset by higher silver by-product credits and lower treatment and refinery charges.

•	Net loss for the year was $38,438 or $0.21 per share compared to net earnings of $40,917 or $0.22 per share in the comparable period in 2019. Net loss was impacted by higher costs of sales as noted above and a loss on the sale of Snowfield offset by higher gold prices realized on ounces sold.

•	Adjusted earnings(1) were $177,787 or $0.95 per share compared to $100,688 or $0.55 per share in the comparable period in 2019.

•	Cash generated by operations was $317,309 compared to $225,073 in the comparable period in 2019.

•	With the proceeds from the sale of Snowfield, free cash flow(1) was $369,202 compared to $184,248 in the comparable period in 2019.

•	At December 31, 2020, cash on hand was $174,753 (2019 - $23,174) and the Company had positive working capital of $75,898 (2019 – deficit of $66,805).

•	The Company repaid $226,667 of the Loan Facility using cash generated from operations and proceeds from the sale of Snowfield. As at December 31, 2020, the outstanding balance on the Loan Facility was $171,333.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

KEY OPERATING AND FINANCIAL STATISTICS

The operating and financial data for the periods are as follows:

		For the three months ended		For the year ended
In thousands of USD,		December 31,	December 31,	December 31,	December 31,
except where noted		2020	2019	2020	2019
Operating data
Ore mined (wet tonnes)	t	323,581	388,744	1,377,912	1,359,403
Mining rate	tpd	3,517	4,225	3,765	3,724
Ore milled (dry tonnes)	t	309,661	373,954	1,307,483	1,303,001
Head grade	g/t Au	8.9	8.3	8.5	8.7
Recovery	%	97.4	96.8	97.0	96.9
Mill throughput	tpd	3,366	4,065	3,572	3,570
Gold ounces produced	oz	88,299	96,237	347,743	354,405
Silver ounces produced	oz	107,930	147,988	472,163	516,977
Gold ounces sold	oz	90,348	93,248	347,923	351,348
Silver ounces sold	oz	89,547	110,774	392,071	420,440
Financial data
Revenue		$169,582	135,484	617,585	484,540
Earnings from mine operations		$61,547	45,857	221,281	151,383
Net (loss) earnings for the period		$(108,110)	20,049	(38,438)	40,917
Per share - basic	$/share	(0.58)	0.11	(0.21)	0.22
Per share - diluted	$/share	(0.58)	0.11	(0.21)	0.22
Adjusted earnings(1)		$51,877	33,124	177,787	100,688

Per share - basic(1)	$/share	0.28	0.18	0.95	0.55
Total cash and cash equivalents		$174,753	23,174	174,753	23,174
Cash generated by
operating activities		$89,269	66,133	317,309	225,073
Free cash flow(1)		$177,843	49,747	369,202	184,248
Total assets		$1,430,814	1,573,167	1,430,814	1,573,167
Long-term debt(2)		$195,958	397,253	195,958	397,253
Production costs (per milled dry tonne)	$/t	217	162	195	173
Total cash costs(1)	$/oz	819	692	777	680
All-in sustaining costs(1)	$/oz	1,009	866	981	888
Average realized price(1)	$/oz	1,914	1,480	1,799	1,405
Average realized cash margin(1)	$/oz	1,056	726	980	662

(1)	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

(2)	As at December 31, 2020, long-term debt does not include the current portion of the Company’s Loan Facility in the amount of $66,667 (2019 - $66,667).

The following abbreviations were used above: t (tonnes), tpd (tonnes per day), g/t (gram per tonne), Au (gold) and oz (ounces).

BUSINESS OVERVIEW

The Company was incorporated on October 22, 2010 under the laws of the Province of British Columbia (“BC”) and is listed on the Toronto Stock Exchange (TSX.PVG) and the New York Stock Exchange (NYSE.PVG). The Company was formed for the acquisition, exploration, development and operation of precious metal resource properties in the Americas.

We operate our 100%-owned Brucejack Mine located in northwestern BC. The Brucejack Mine is comprised of four mining leases and six mineral claims totaling 3,306 hectares in area and forms part of our contiguous claims package that comprises over 122,000 hectares. The Brucejack Mine is a high-grade gold underground mine that started commercial production in July 2017. Amended permits were received in December 2018 to increase throughput 40% to an annual maximum of 1.387 million tonnes (an average of 3,800 tonnes per day) from 0.99 million tonnes (2,700 tonnes per day).

Our exploration and evaluation assets include the Bowser Claims that surround the Brucejack Mine. Regional and near-mine exploration is on-going at the Bowser Claims, with several gold prospects identified for further evaluation. The Bowser Claims are in good standing until 2031. Refer to the “Regional Exploration” section of this MD&A.

COVID-19 PANDEMIC

The Company’s primary commitment is the safety and health of its employees, contractors and neighbouring communities in northwest BC.

On February 10, 2021, a COVID-19 outbreak was verbally declared at the Brucejack Mine by the BC Northern Health Medical Health Officer. To protect the health and safety of our workforce and local communities, the Company implemented enhanced outbreak protocols which included restrictions on travel to and from the Brucejack Mine camp while site wide testing was conducted and an assessment by BC Northern Health could be completed. At the Brucejack Mine camp, 453 tests were conducted and based on those results, it was determined that the large majority of positive cases were restricted to a limited cluster.

On February 17, 2021, it was announced that travel restrictions had been lifted with additional protocols and procedures developed in collaboration with local indigenous partners and BC Northern Health. These protocols include rigorous testing of all employees and contractors.

Throughout the outbreak, mine and mill production continued. The Company is assessing the potential impact on operations and will continue to closely monitor the situation and provide updates as appropriate.

Currently, the Company is managing cases of COVID-19 among employees and contractors at the Brucejack Mine. All are in isolation, remain in good health and have exhibited limited symptoms. In partnership with BC Northern Health, contact tracing was undertaken to determine the potential for additional exposures. Close contacts, identified through the tracing process, have been notified and moved into isolation. Isolation protocols will remain in effect for the duration established by BC Northern Health, with regular monitoring for COVID-19 symptoms.

The Company established COVID-19 management plans and implemented enhanced protocols and preventative measures to mitigate the spread of COVID-19 at the onset of the pandemic to protect the well-being of its employees, contractors, their families, local communities and other stakeholders. Pretivm continues to follow the stringent COVID-19 infection prevention guidance and directives of federal, provincial and regional authorities in respect of general and mine site-specific protocols and is working in close partnership with its medical service provider and BC Northern Health.

Throughout the COVID-19 pandemic, the Brucejack Mine has operated continuously under the directives provided by Ministry of Energy, Mines and Low Carbon Innovation Guidance to Mining and Smelting Operations during COVID-19; BC Ministry of Health, BC Centre for Disease Control: Protecting Industrial Camp Workers, Contractors, and Employers Working in the Agricultural, Forestry, and Natural Resource Sectors During the COVID-19 Pandemic (July 28, 2020); and all applicable orders issued by the Provincial Health Officer.

The Company incurred $8,290 of additional costs in 2020 related to employee salaries, travel costs, contractors and consultants to sustain operations with enhanced safety measures in effect. As the threat of COVID-19 remains a risk, the Company expects to continue to incur additional costs to safely sustain operations. Moreover, the COVID-19 pandemic and any future emergence and spread of similar pathogens could have a material adverse impact on our business, operations and operating results, financial condition, liquidity and the market for our securities. Refer to the “Risks and Uncertainties” section of this MD&A.

2020 RESULTS RELATIVE TO GUIDANCE

The Company produced 347,743 ounces of gold in 2020, slightly above the midpoint of its guidance range of 325,000 ounces to 365,000 ounces. The average annual gold grade was 8.5 grams per tonne, on the high-end of our guidance range of 7.6 grams per tonne to 8.5 grams per tonne at an average gold recovery of 97.0%.

For the year ended December 31, 2020, total cash costs(1) and AISC(1) were $777 and $981 per ounce of gold sold, respectively. These were at the low end of our updated financial guidance. In the second quarter of 2020, annual financial guidance for 2020 was updated to include costs for COVID-19 and additional drilling with our total cash costs(1) guidance range of $750 to $860 per ounce of gold sold and our AISC(1) guidance range of $960 to $1,120 per ounce gold sold.

Free cash flow(1) for the year ended December 31, 2020 was $369,202, including the proceeds from the sale of Snowfield in the amount of $100,000, at an average realized gold price(1) of $1,799 per ounce, exceeding our revised free cash flow(1) forecast range of $205,000 to $275,000, which was based on an average realized gold price of $1,800 per ounce.

The Company reduced debt by $226,667 in the year ended December 31, 2020, which exceeded our targeted debt reduction range of $80,000 to $150,000.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

OPERATING RESULTS

As previously announced, the Company reported a fatality resulting from an incident that occurred on July 31, 2020 at the Brucejack Mine. The tragic incident occurred during maintenance at a support facility on surface. The safety and well-being of our workforce is our most important core value and we have renewed our commitment to improve our safety performance and culture.

Mining

During the three months ended December 31, 2020, 323,581 wet tonnes of ore were mined, equivalent to a mining rate of 3,517 tonnes per day compared to 388,744 wet tonnes of ore, equivalent to a mining rate of 4,225 tonnes per day in the comparable period in 2019. The decrease in wet tonnes of ore mined during the period was due to a major shutdown for planned maintenance.

During the year ended December 31, 2020, 1,377,912 wet tonnes of ore were mined, equivalent to a mining rate of 3,765 tonnes per day compared to 1,359,403 wet tonnes of ore, equivalent to a mining rate of 3,724 tonnes per day in the comparable period in 2019.

We continued our lateral development at a targeted rate of approximately 1,000 meters per month. During the three months ended December 31, 2020, a total 3,362 meters of lateral development were completed. During the year ended December 31, 2020, a total of 12,455 meters of lateral development and 366 meters of vertical development were completed.

Diamond drilling activity continued to progress during the fourth quarter 2020 with up to five diamond drills on site conducting infill and resource drilling. Infill diamond drilling targeted Mineral Reserves proximal to mine infrastructure to build stope inventory and provide flexibility for near term mining. A total of 14,310 meters and 71,995 meters of infill diamond drilling were completed for the three months and year ended December 31, 2020, respectively.

We expect to continue to focus on advancing underground development to expand mine access at depth and to the west. The increased development should provide sufficient access to build the stope inventory required to allow mining operations to optimize gold production and additional platforms for resource expansion drilling.

Resource expansion drilling continued through the fourth quarter 2020 with 22,730 meters completed within the North Zone to target previously intersected mineralization outside of the current Mineral Resource. A total of 27,780 meters has been completed since the program commenced in the third quarter of 2020.

The test reverse circulation (“RC”) drilling grade control program was introduced in staged phases, with the first drill in operation at the beginning of the second quarter on the 1080-meter level. A total of 22,317 meters and 75,953 meters of test RC drilling were completed for the three months and year ended December 31, 2020, respectively. Two RC drills will continue to be used in combination with diamond drills to provide more comprehensive data to define stope shapes.

2020 Mineral Resource expansion underground drilling program – Phase 1 results

High-grade gold mineralization was identified in three new areas during Phase 1 drilling of the North Block Zone in 2020. Four intersections assayed above 1,000 grams per tonne gold. Results include high-grade gold mineralization intercepts up to 300 meters from the current resource shell, including 19.3 grams per tonne gold over 9.0 meters in VU-2792 and 2,590 grams per tonne gold over 1.0 meter in VU-2794.

The North Block Zone is located directly to the north of the Valley of the Kings deposit. The 2020 Mineral Resource expansion program was designed to test for Valley of the Kings style mineralization to the north and at depth. Phase 1 of the program was drilled from the 1050-meter level in the mine to target an area extending up to 300 meters north of the current resource shell. Phase 2 of the program was also drilled in 2020 to target an area up to 450 meters north of the current resource shell, and those drill results are pending.

Phase 1 of the North Block resource expansion program comprised 7,011 meters in 38 drill holes. Drilling identified three new zones: (1) an extension of the Domain 13 Stockwork, which is currently being mined in the Valley of the Kings, (2) a newly identified corridor of gold mineralization in the footwall of the Domain 13 structure, located 300 meters north of the current resource shell, and (3) a previously unidentified zone of gold mineralization located within 50 meters of existing development. See our news release dated February 25, 2021 for more information, including assay results.

Processing

During the three months ended December 31, 2020, a total of 309,661 tonnes of ore, equivalent to a throughput rate of 3,366 tonnes per day, were processed. This was a decrease from the comparable period in 2019, in which a total of 373,954 tonnes of ore, equivalent to a throughput rate of 4,065 tonnes per day, were processed.

During the year ended December 31, 2020, a total of 1,307,483 tonnes of ore, equivalent to a throughput rate of 3,572 tonnes per day, were processed. This was similar to the comparable period in 2019, in which a total of 1,303,001 tonnes of ore, equivalent to a throughput rate of 3,570 tonnes per day, were processed.

During the 2020 periods, the mill operated below the permitted level of 3,800 tonnes per day due to scheduled and unscheduled maintenance, a major scheduled shutdown to replace the apron feeder at the underground crusher, a temporary compassionate suspension of activities after the fatal incident, a focus on lateral development and stope availability. In the comparable periods in 2019, the mill underwent a period of planned production ramp-up, following receipt of our amended permits in late 2018 to increase the rate of production from 2,700 tonnes per day to 3,800 tonnes per day.

The mill feed grade averaged 8.9 grams per tonne gold for the fourth quarter 2020 compared to 8.3 grams per tonne gold in comparable period in 2019. For the year ended December 31, 2020, the mill feed grade averaged 8.5 grams per tonne gold compared to 8.7 grams per tonne gold in the comparable period in 2019.

Gold recovery for the fourth quarter 2020 was 97.4% compared to 96.8% in the comparable period in 2019. Gold recovery for the year ended December 31, 2020 was 97.0%, compared to 96.9% in the comparable period in 2019.

Gold and silver production

The COVID-19 pandemic did not materially affect 2020 gold production or sales.

During the three months ended December 31, 2020, the Brucejack Mine produced 88,299 ounces of gold and 107,930 ounces of silver. For the comparable period in 2019, the Company produced 96,237 ounces of gold and 147,988 ounces of silver. The decrease in production was due to decreased tonnes processed during the quarter, partially offset by higher gold grade.

During the year ended December 31, 2020, the Brucejack Mine produced 347,743 ounces of gold and 472,163 ounces of silver. In the comparable period in 2019, the Company produced 354,405 ounces of gold and 516,977 ounces of silver. The decrease in production was due to decreased head grade resultant from the areas mined during the year partially offset by tonnes milled.

As at December 31, 2020, there were 2,766 ounces of gold doré and 1,142 ounces of gold in concentrate in finished goods inventory recorded at a cost of $1,061 per ounce, which includes depreciation and depletion.

2020 Mineral Resource and Mineral Reserve reconciliation and planned technical updates

On March 9, 2020, we announced an updated Mineral Reserve (the “2020 Mineral Reserve”), Mineral Resource (the “2020 Mineral Resource”) and Life of Mine (“LOM”) Plan (the “2020 LOM Plan”, and together with the 2020 Mineral Reserve and 2020 Mineral Resource, the “2020 Updates”) for the Brucejack Mine, which highlight the continued robust economics and the long-life of the Brucejack Mine. The effective date of the 2020 Mineral Reserve and 2020 Mineral Resource is January 1, 2020.

The 2020 Updates are detailed in the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) Technical Report (the “2020 Report”) entitled “Technical Report on the Brucejack Gold Mine, Northwest British Columbia” dated effective March 9, 2020 prepared by Tetra Tech Canada Inc. and other consultants. The 2020 Report updates the operating parameters contained in the “Technical Report on the Brucejack Gold Mine, Northwest British Columbia” with an effective date of April 4, 2019 (the “2019 Report”). The 2020 Report was filed on April 23, 2020 in Canada under the Company’s profile on SEDAR at www.sedar.com and in the United States on the EDGAR section of the SEC website at www.sec.gov. For further information, refer to the “Appendix – 2020 Updated Mineral Resource Estimate, Mineral Reserve Estimate and Life of Mine Plan” section of this MD&A.

2020 Mineral Reserve reconciliation

The 2020 Mineral Reserve reconciliation was completed by evaluating the 2020 Mineral Reserves against the 2020 milled actuals for the period January 1, 2020 to December 31, 2020. In 2020, ore was mined from 69 stopes over 11 levels from the 1110-meter level up to and including the 1410-meter level. This mining horizon spanned a distance of approximately 540 meters east to west and 310 meters north to south. The table below summarizes the comparison.

Reconciliation of 2020 Mineral Reserve to 2020 Milled Actuals(1)

	Tonnes (000’s)	Gold Grade(2) (g/t)	Contained Gold(4) Ounces (000’s)
2020 Milled Actuals	1,307	8.5	359
2020 Mineral Reserves(3)	1,255	9.1	368
Reconciliation (Actuals/Reserves)	104%	94%	97%

(1)	Rounding of some figures may lead to minor discrepancies in totals.
(2)	Gold grade of 2020 Mineral Reserves is inclusive of the Mine Call Factor (defined below) and mining dilution. Refer to “Appendix – 2020 Updated Mineral Resource Estimate, Mineral Reserve Estimate and Life of Mine Plan” for more information on the Mine Call Factor.
(3)	Material included in the 2020 Mineral Reserves is inclusive of all reserve material depleted in 2020.

(4)	Contained gold is not inclusive of milling recovery.

The 2020 milled actuals contain approximately 4% more tonnes than the 2020 Mineral Reserves primarily due to mining out-of-reserve material deemed economic by the grade control program as well as greater than planned stope dilution. Compared to the 2019 Mineral Reserve (defined below) reconciliation, the 2020 Mineral Reserve gold grade reconciliation improved from 72% in 2019 to 94% in 2020 (Actuals/Reserves). This improvement can be attributed to the inclusion of the Mine Call Factor and the updated 2020 Mineral Resource model.

2020 Mineral Resource reconciliation

The 2020 Mineral Resource reconciliation compares ounces estimated in the January 2020 Mineral Resource model for the areas mined in 2020 to the actual ounces delivered to the mill. Reconciliation of the January 2020 Mineral Resource model for the period January 1, 2020 to December 31, 2020 was approximately 100% on tonnes and 129% on ounces (Actuals/Resources). The ounces for the areas mined in 2020 are estimated in the 2020 Mineral Resource model to be 279,144 ounces (delivered to the mill) at 6.7 grams per tonne and 1,305,823 tonnes; while the actual ounces for the areas mined were 358,894 ounces (delivered to the mill) at 8.5 grams per tonne and 1,307,483 tonnes. The lower estimated ounces are conjointly a consequence of:

•	the presence of the 2020 mined out-of-reserve material originally estimated as uneconomical but added to the mine plan in 2020 based on high-density definition drilling and grade control interpretation; and

•	an improvement in the overall precision of the high-grade estimation in the January 2020 resource model, resulting in fewer incidents of over-estimation.

Planned technical study update

The Company expects to release an updated Mineral Resource and Mineral Reserve estimate and revised Life of Mine Plan in the first half of 2022. The 2020 Mineral Resource model includes portions of the January 2019 and December 2013 Mineral Resource models that have required the application of the Mine Call Factor in the Mineral Reserve. The 2022 Mineral Resource and Mineral Reserve will update the entire modelling area of the Valley of the Kings Zone with the available results of the extensive 2021 drill program, and will incorporate previous drilling, coupled with knowledge gained from more than three years of mining.

2020 SUSTAINING CAPITAL EXPENDITURES

During the three months ended December 31, 2020, the Company incurred $7,130 on sustaining capital expenditures compared to $3,275 in the comparable period in 2019. Significant sustaining capital expenditures during the period included Mineral Resource drilling and drill equipment ($2,565), the purchase of mining equipment ($1,016) and capitalized development costs ($548). In the comparable period in 2019, sustaining capital expenditures included capitalized development costs, the construction of underground maintenance facilities and the purchase of underground and surface mobile equipment.

During the year ended December 31, 2020, the Company incurred $27,473 of sustaining capital expenditures compared to $22,871 in the comparable period in 2019. Significant sustaining capital expenditures during the year included Mineral Resource drilling and drill equipment ($8,892), capitalized development costs ($3,297), costs incurred to date for the construction of the new bulk gravity lab ($2,193) and mill building improvements ($1,284). In the comparable period in 2019, sustaining capital expenditures included access road development, the purchase of underground RC drills and capitalized development costs.

Vertical development costs, including the costs to build new ventilation raises and access ramps that enable the Company to access ore underground on multiple mining levels, are capitalized. All costs associated with lateral development to access ore zones in preparation for mining are expensed.

2020 REGIONAL EXPLORATION

The 2020 regional grassroots exploration program included 25,350 meters of diamond drilling completed in four mineralized zones across the 1,200-square kilometer property that surrounds the Brucejack Mine. The highlight from the program was the discovery of epithermal-style gold mineralization in the Hanging Glacier Zone, located four kilometers northwest from the Brucejack Mine. This new zone of gold mineralization demonstrates the district-scale potential at Brucejack. The results from the 2020 regional grassroots exploration program are summarized by zone below. See our news release dated December 16, 2020 for more information, including assays from the program.

Hanging Glacier Zone

The Hanging Glacier Zone comprises two areas – North Hanging Glacier and South Hanging Glacier – defined by anomalous gold in soil samples that extend over 1.5 kilometers by 1.0 kilometer. Drilling at Hanging Glacier tested two high-grade gold in soil anomalies assaying up to 3.21 grams per tonne gold and followed up on mineralization intersected during the 2015 exploration program (see news release dated October 8, 2015).

At North Hanging Glacier, drilling intersected gold mineralization hosted in pyrite localized along a monzonitic porphyry intrusion. The 2020 discovery hole, BR-107, assayed 1.3 grams per tonne gold over 101.0 meters. A 100-meter northwest step out hole, BR-132, assayed 2.1 grams per tonne gold over 102.0 meters, including 9.55 grams per tonne gold over 13.0 meters, showing lateral continuity of the gold mineralization along the porphyry contact.

Select drill highlights from North Hanging Glacier include:

•	Hole BR-107 intersected 1.30 grams per tonne gold over 101.0 meters, including 3.68 grams per tonne gold over 10.5 meters.

•	Hole BR-111 intersected 0.95 grams per tonne gold over 129.9 meters, including 11.09 grams per tonne gold over 3.0 meters.

•	Hole BR-132 intersected 2.10 grams per tonne gold over 102.0 meters, including 9.55 grams per tonne gold over 13.0 meters, and 24.95 grams per tonne gold over 1.7 meters.

•	Hole BR-137 intersected 0.82 grams per tonne gold over 117.0 meters, including 3.08 grams per tonne gold over 9.0 meters and 17.35 grams per tonne gold over 0.5 meters.

At South Hanging Glacier, drilling intersected broad intervals of low-grade gold hosted in disseminated pyrite. An epithermal-style, quartz-carbonate vein intersected in Hole BR-112 hosted native gold and pyrargyrite, assaying 8.97 grams per tonne gold and 5,150 grams per tonne silver over 1.0 meter. Drilling at South Hanging Glacier is located further from the porphyry contact, showing the potential size of the epithermal system.

Select drill highlights from South Hanging Glacier include:

•	Hole BR-112 intersected 8.97 grams per tonne gold and 5150 grams per tonne silver over 1.0 meters.

•	Hole BR-120 intersected 0.51 grams per tonne gold over 295.4 meters, including 4.93 grams per tonne gold over 6.0 meters.

•	Hole BR-122 intersected 0.31 grams per tonne gold over 263.7 meters.

•	Hole BR-142 intersected 0.34 grams per tonne gold over 240.2 meters.

A6 Zone

The A6 Anomaly Zone is located approximately 14 kilometers northeast of the Brucejack Mine. Drilling in 2020 included 19 drill holes totaling 11,883 meters, and the results continue to define a large hydrothermal system within an altered rhyolite dome. In West A6, Hole BR-092 intersected a 0.10-meter interval of massive pyrite mineralization. The massive pyrite was not anomalous for precious or base metals, indicating that the current drilling is still distal from a productive hydrothermal vent, requiring additional geophysics.

Koopa Zone

The Koopa Zone is located approximately 30 kilometers east-southeast of the Brucejack Mine. Drilling in 2020 tested deeper parts of the epithermal system. These holes continued to intersect strongly altered Iskut River Formation, and gold and silver mineralization is hosted in two generations of quartz veins. The 2020 drilling results show that veining density and the grade of mineralization continue consistently to depth.

Select drill highlights from Koopa include:

•	Hole BR-108 intersected 0.94 grams per tonne gold over 1.5 meters and 1675 grams per tonne silver, 2.72 percent lead and 7.23 percent zinc over 1.1 meters.

Haimila Zone

The Haimila Zone is located approximately 23 kilometers southeast of the Brucejack Mine. Drilling in 2020 tested a zone of porphyry-style propylitic alteration. Two holes were drilled, totaling 788 meters. One of these holes, BR-146, intersected narrow quartz and chalcopyrite veins.

SALE OF THE SNOWFIELD PROPERTY

On December 4, 2020, the Company sold Snowfield to KSM Mining ULC (“KSM”), a wholly owned subsidiary of Seabridge Gold Inc. Under the terms of the property purchase agreement, consideration received by the Company comprised of the following:

•	$100,000 in cash, which was received on December 16, 2020;

•	a 1.5% net smelter royalty in respect of all production from Snowfield; and

•	a $20,000 contingent cash payment payable within 6 months following the earlier of:

○	commencement of commercial production from Snowfield, or any part of Snowfield; and

○	the announcement by KSM (or a parent company) of the completion of a bankable feasibility study which includes production of mineral reserves from Snowfield.

KSM is entitled to deduct and offset $15,000 of the contingent cash payment against amounts payable to the Company under the net smelter royalty.

Due to uncertainty of commencement of commercial production from Snowfield or completion of a bankable feasibility study including Snowfield, the Company has determined the fair values of the net smelter royalty and contingent cash payment to be negligible amounts.

At the time of sale, the carrying amount of Snowfield was $232,149. As a result, the transaction resulted in a loss on sale of exploration and evaluation asset in the amount of $132,149 which is recorded in the statement of earnings (loss).

2021 OUTLOOK

Management believes that 2021 guidance is achievable assuming there is no new significant impact on operations at the Brucejack Mine, including due to the COVID-19 pandemic. We have taken precautions to mitigate the risk of COVID-19. However, the COVID-19 pandemic and any future emergence and spread of similar pathogens could have a material adverse impact on the Company’s business, operations and operating results, financial condition, liquidity and market for our securities.

Production guidance

As previously disclosed, gold production at the Brucejack Mine for 2021 is expected to be in the range of 325,000 to 365,000 ounces. The processing rate is expected to average 3,800 tonnes per day with average annual gold grade ranging between 7.5 grams per tonne to 8.5 grams per tonne at a targeted gold recovery of 97% (see news release dated January 18, 2021).

Financial guidance

As previously disclosed, AISC(1) for 2021 is expected to range from $1,060 to $1,190 per ounce of gold sold with total cash costs(1) expected to range from $820 to $920 per ounce of gold sold. The total cash cost(1) and AISC(1) estimates in 2021 as compared to the actual costs for 2020 reflect the investments in an accelerated rate of underground development, comprehensive drill programs and improvement-oriented capital expenditures (see news release dated January 18, 2021).

Continuing to advance underground development at a rate in excess of 1,000 meters per month through 2021 will expand access underground. The expanded access will provide more flexibility to build drilled-off stope inventory, allow mining operations to optimize production and provide additional platforms for resource expansion drilling.

Sustaining capital expenditures, a component of AISC(1), are forecasted to be between approximately $50,000 to $55,000, and include the capitalized portion of underground development and drill programs as well as improvement-oriented expenses, such as electric underground haul trucks to reduce costs related to ventilation and maintenance and increase productivity.

Corporate administrative costs, a component of AISC(1), are forecasted to be between approximately $18,000 to $22,000, including share-based compensation expense.

Free cash flow(1) forecast

Free cash flow(1) for 2021 is expected in the range of $120,000 to $170,000 at a gold price of $1,700 per ounce. The 2021 free cash flow(1) forecast includes expansion-oriented capital expenditures which total approximately $55,000 to $65,000. Expansion capital expenditures include construction of permanent camps and projects to support growth and to improve the efficiency of operations. The free cash flow(1) forecast also includes expenditures related to the 2021 near-mine exploration program.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Change in accounting policy

Effective January 1, 2021, the Company will adopt a voluntary change in its accounting policy for exploration and evaluation expenditures (refer to the “New Accounting Policies” section of this MD&A). The adoption of the new accounting policy will not affect the AISC(1), total cash cost(1) and free cash flow(1) estimates for 2021.

Exploration, resource expansion and definition drilling

Two exploration programs are planned for 2021: a definition and expansion program adjacent to the Brucejack Mine infrastructure, and a near-mine exploration program.

The 2021 Brucejack definition and expansion drill program is anticipated to total approximately 195,000 meters of drilling comprised of in-reserve definition drilling (40%), in-resource and sustaining drilling (20%) and resource expansion drilling (40%). Underground resource expansion and exploration drilling will target near-mine zones with the potential to extend mineralization underground towards the West Zone, Galena Hill, Gossan Hill, and Bridge Zone. Initially, six drills are planned to be deployed underground, with an additional two surface drills to be added during the summer.

The 2021 near-mine exploration program will focus on the new discovery at Hanging Glacier, which is easily accessible from the Brucejack Mine using existing exploration trails. A 10,000-meter surface drill program is planned to delineate the high-grade gold corridors and test for higher-grade, epithermal-style veins higher up in the stratigraphy. A high-resolution drone magnetic survey and an induced polarity (IP) survey are also being planned to further delineate the monzonitic porphyry intrusion and aid in targeting along the mineralized contacts.

Additional near-mine exploration efforts will focus on the four-kilometer trend of highly-altered rocks which outcrop from Hanging Glacier Zone northwest of the Brucejack Mine to Bridge Zone located southeast of the mine. Generative exploration work, including prospecting, soil sampling, and geophysical surveys, will be conducted to test the potential of these zones and develop new near-mine exploration targets. An additional 8,000 meters of surface drilling is planned to test these zones and expand upon the mineralization potential surrounding the Brucejack Mine.

QUALIFIED PERSONS

Patrick Godin, P.Eng., Pretivm’s Vice President and Chief Operating Officer (“COO”) is a Qualified Person (“QP”), as defined by NI 43-101 and has reviewed and approved the scientific and technical information contained in this MD&A, other than in respect of the 2020 Mineral Resource expansion underground drilling program.

Stephanie Wafforn, P.Geo., Pretivm’s Resource Manager is the QP, as defined by NI 43-101, responsible for the 2020 Mineral Resource expansion and underground drilling program and has reviewed and approved the scientific and technical information contained in this MD&A relating thereto.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

FINANCIAL RESULTS

	For the three months ended		For the year ended
	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019
Revenue	$169,582	$135,484	$617,585	$484,540
Cost of sales	108,035	89,627	396,304	333,157
Earnings from mine operations	61,547	45,857	221,281	151,383
Corporate administrative costs	4,569	5,116	21,205	18,674
Operating earnings	56,978	40,741	200,076	132,709
Loss on sale of exploration and evaluation asset	(132,149)	-	(132,149)	-
Interest and finance expense	(7,828)	(9,168)	(25,784)	(35,302)
Foreign exchange loss	(510)	(620)	(422)	(946)
Gain (loss) on financial instruments at fair value	321	-	377	(15,415)
Interest and finance income	328	407	927	1,231
Earnings (loss) before taxes	(82,860)	31,360	43,025	82,277
Current income tax expense	(1,655)	(1,178)	(6,382)	(4,561)
Deferred income tax expense	(23,595)	(10,133)	(75,081)	(36,799)
Net (loss) earnings and comprehensive (loss) earnings for the period	$(108,110)	$20,049	$(38,438)	$40,917

Three months ended December 31, 2020 compared to the three months ended December 31, 2019

Net and comprehensive loss for the three months ended December 31, 2020 was $108,110 compared to net and comprehensive earnings of $20,049 for the comparable period in 2019. Net loss was impacted by the sale of Snowfield which resulted in a loss on sale of exploration and evaluation asset of $132,149 and a deferred income tax expense impact of $17,931. Net loss was also impacted by an increase in production costs, costs due to COVID-19 and depreciation and depletion expense due to the 2020 Mineral Reserve update. This was partially offset by higher gold prices realized on ounces sold.

Revenue

For the three months ended December 31, 2020, the Company generated revenue of $169,582 which included $171,577 of revenue from contracts with customers plus a loss on trade receivables at fair value related to provisional pricing adjustments of $1,995. During the comparable period in 2019, the Company generated revenue of $135,484 which included $134,070 of revenue from contracts with customers and a gain on trade receivables at fair value related to provisional pricing adjustments of $1,414.

The increase in revenue in the 2020 period was the result of higher gold prices realized on ounces sold partially offset by lower gold ounces sold in the period due to lower production and the timing of sales.

For the three months ended December 31, 2020, the Company sold 90,348 ounces of gold, at an average realized price(7) of $1,914 per ounce generating $169,455 in revenue from contracts with customers. In the comparable period in 2019, the Company sold 93,248 ounces of gold, at an average realized price(1) of $1,480 per ounce generating $132,275 in revenue from contracts with customers. The average London Bullion Market Association (“LBMA”) AM and PM market price over the three months ended December 31, 2020 was $1,875 (2019 – $1,482) per ounce of gold.

The Company sold 89,547 ounces of silver generating $2,122 in revenue during the three months ended December 31, 2020 compared to 110,774 ounces of silver generating $1,795 in revenue in the comparable period in 2019.

Cost of sales

Total cost of sales for the three months ended December 31, 2020 were $108,035 or $1,196 per ounce of gold sold(1) compared to $89,627 or $961 per ounce of gold sold(1) in the comparable period in 2019. Cost of sales includes production costs, depreciation and depletion, site share-based compensation, royalties and selling costs, and changes in inventories, reflecting the difference between produced and sold ounces.

Production costs

For the three months ended December 31, 2021, production costs, after adjustments for changes in inventories, were $70,669 compared to $61,019 in the comparable period in 2019. Production costs include mining, processing, surface services and other and mine general and administrative costs. Production costs, before adjustments for changes in inventories, were as follows:

	For the three months ended
In thousands of USD,	December 31,			December 31,
except for tonnes and per tonne data	2020			2019
Ore mined (wet tonnes)	323,581			388,744
Ore milled (dry tonnes)	309,661			373,954
Mining(1)	$34,855	$/t	108	$33,388	$/t	86
Processing(2)	7,650		25	6,394		17
Surface services and other(2)	9,126		29	9,662		26
Mine general and administrative(2)	15,525		50	11,006		29
Total production costs(2)	$67,156	$/t	217	$60,450	$/t	162

(1)	Cost per tonne data is based on mined tonnes – wet.

(2)	Cost per tonne data is based on milled tonnes – dry.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Mining costs increased in respect of contractors, supplies and consumables due to additional lateral development, production and definition drilling and related assays. During the three months ended December 31, 2020, costs were incurred for lateral development at the Brucejack Mine at an average rate of approximately 1,121 meters (2019 – 976 meters) per month. Mining costs per tonne mined also increased due to lower tonnes mined in the period.

Processing costs increased in respect of employee costs, supplies and consumables due to the major scheduled shutdown to replace the apron feeder at the underground crusher. Processing costs per tonne milled also reflect lower tonnes milled in the period.

During the quarter, mine general and administrative costs increased due to COVID-19 safety protocols, mainly for travel costs in the amount of $1,509 or $5 per dry tonne milled.

A majority of production costs are incurred in Canadian dollars. During the three months ended December 31, 2020, the average foreign exchange rate was C$1.3030 to $1.00 (2019 – C$1.3200 to $1.00).

Depreciation and depletion

Depreciation and depletion, after adjustments for changes in inventories, for the three months ended December 31, 2020 was $31,440 compared to $22,752 in the comparable period in 2019. The increase in depreciation and depletion was due to the decrease in the Mineral Reserve in the 2020 Updates and timing of sales (movement of costs in inventory), partially offset by a decrease in mined ounces.

Site share-based compensation

Site share-based compensation, after adjustments for changes in inventories, for the three months ended December 31, 2020 was an expense of $460 compared to $564 in the comparable period in 2019. The decrease in site share-based compensation was due to forfeited restricted share units (“RSUs”) in connection with the departure of employees.

Royalties and selling costs

Royalties and selling costs, after adjustments for changes in inventories, for the three months ended December 31, 2020 were $2,224 (2019 – $1,854) and $3,242 (2019 – $3,438), respectively. The increase in royalty expense was due to higher revenues from mine operations impacting the amount recognized under the 1.2% NSR Royalty (defined below). Refer to the “Commitments” section of this MD&A. Selling costs include transportation costs which were $2,993 in the fourth quarter of 2020 (2019 – $3,291).

Total cash costs(1) and AISC(1)

Total cash costs(1) for the three months ended December 31, 2020 were $819 per ounce of gold sold compared to $692 per ounce of gold sold in the comparable period in 2019. Total cash costs(1) increased due to higher production costs for additional lateral development and definition drilling as well travel costs associated with COVID-19 safety protocols. Total cash costs(1) per ounce of gold sold also increased due to lower gold ounces sold in the period.

AISC(1) for the three months ended December 31, 2020 totaled $1,009 per ounce of gold sold compared to $866 per ounce of gold sold in the comparable period in 2019. AISC(1) increased for the same reasons as total cash costs(1), as well as higher sustaining capital expenditures, costs associated with the departure of former officers, partially offset by higher silver by-product credits and lower treatment and refinery charges.

Costs associated with COVID-19 safety protocols impacted total cash costs(1) and AISC(1) by $17 per ounce of gold sold. Costs associated with departure of the former officers impacted AISC(1) by $20 per ounce of gold sold.

Corporate administrative costs

Corporate administrative costs for the three months ended December 31, 2020 were $4,569 compared to $5,116 in the comparable period in 2019.

Share-based compensation for the three months ended December 31, 2019 was a recovery of $990 compared to expense of $1,322 in the comparable period in 2019. The decrease in share-based compensation was due to forfeited RSUs and performance share units (“PSUs”) in connection with departures of certain officers and employees, partially offset by new grants of these units as initial grants to incoming officers.

Salaries and benefits for the three months ended December 31, 2020 were $2,688 compared to $1,766 in the comparable period in 2019. The increase in salaries and benefits was due to termination costs in the amount of $1,028 (C$1,340) for the departure of the former Executive Vice President, Corporate Affairs and Sustainability (“EVP Corporate”).

Interest and finance expense

During the three months ended December 31, 2020, the Company incurred interest and finance expense of $7,828 compared to $9,168 in the comparable period in 2019. The Company incurred $5,517 (2019 – $6,581) of interest expense related to its senior secured loan facility (the “Loan Facility”). The decrease in interest expense was primarily the result of a decrease in the overall effective interest rate on the Loan Facility from 5.2% to 3.6% driven by a decrease in London Inter-Bank Offered Rate (“LIBOR”) from 1.8% to 0.2%.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Current and deferred income taxes

For the three months ended December 31, 2020, current income tax expense was $1,655 related to the 2% net current proceeds portion of the British Columbia Mineral Tax (“BCMT”) compared to $1,178 in the comparable period in 2019. These amounts represent cash taxes payable.

Currently, the Company does not have federal and other provincial income taxes payable due to Brucejack Mine development and capital expenditure tax pools and pre-operating tax losses.

The Company does not anticipate paying cash taxes for federal and provincial income taxes for three to four years, based on the 2020 LOM Plan update and current gold prices. Once the Company is in a tax payable position, we anticipate paying taxes at a combined rate of 36.5% on mine operating earnings.

The Company is subject to Canadian federal and BC provincial income taxes with an aggregate rate of 27%. The Company is also subject to the BCMT, which is accounted for as an income tax. The BCMT requires initial payments of 2% of net current proceeds until initial construction tax pools are utilized, after which a rate of 13% applies.

The BCMT is calculated in CAD which results in foreign exchange movements on our BCMT tax pools each period. Additionally, we have certain assets related to the Brucejack Mine recorded with application of IAS 12, Income Taxes, initial recognition exemption (“IRE”), which results in no corresponding deferred income tax recovery as the assets are amortized. As a result, this will increase our deferred income tax expense over the remaining life of the Brucejack Mine; however, it will not impact cash taxes. These items will continue to cause fluctuations on our overall effective tax rate in future periods.

For the three months ended December 31, 2020, deferred income tax expense was $23,595 compared to a deferred income tax expense of $10,133 in the comparable period in 2019.

For the three months ended December 31, 2020, our effective tax rate, including both current and deferred income taxes, was -30.5% (2019 – 36.1%). Our effective tax rate was impacted in the period by the following items:

•	No tax benefit on the accounting loss on sale of exploration and evaluation asset of $132,149 as a result of the IRE on acquisition of Snowfield;
•	A deferred income tax expense of $17,931 (2019 – nil) on the sale of Snowfield;
•	A deferred income tax expense from the amortization of the IRE; offset by
•	A deferred income tax recovery of $5,621 (2019 - $2,799) related to foreign exchange movements on our BCMT tax pools as foreign exchange rates moved from C$1.3339: $1.00 to C$1.2732: $1.00 during the period.

Excluding the impact of the adjustments noted above, our effective tax rate for the three months ended December 31, 2020 was 36.8% (2019 – 41.4%).

Year ended December 31, 2020 compared to the year ended December 31, 2019

Net and comprehensive loss for the year ended December 31, 2020 were $38,438 compared to net and comprehensive earnings of $40,917 for the comparable period in 2019. Net loss was impacted by the sale of Snowfield which resulted in a loss on sale of exploration and evaluation asset of $132,149 and a deferred income tax expense impact of $17,931. Net loss was also impacted by an increase in production costs including costs due to COVID-19 and depreciation and depletion expense due to the 2020 Mineral Reserve update. This was partially offset by higher gold prices realized on ounces sold.

Revenue

For the year ended December 31, 2020, the Company generated revenue of $617,585 which included $619,067 of revenue from contracts with customers plus a loss on trade receivables at fair value related to provisional pricing adjustments of $1,482. During the comparable period in 2019, the Company generated revenue of $484,540 which included $477,943 of revenue from contracts with customers and a gain on trade receivables at fair value related to provisional pricing adjustments of $6,597. The increase in revenue was the result of higher gold prices realized on ounces sold in the period partially offset by lower gold ounces sold due to lower production.

For the year ended December 31, 2020, the Company sold 347,923 ounces of gold, at an average realized price(1) of $1,799 per ounce, generating $611,080 in revenue from contracts with customers. In the comparable period in 2019, the Company sold 351,348 ounces of gold, at an average realized price(1) of $1,405 per ounce, generating $471,419 in revenue from contracts with customers. The average LBMA AM and PM market price over the year ended December 31, 2020 was $1,770 (2019 – $1,393) per ounce of gold.

The Company sold 392,071 ounces of silver generating $7,987 in revenue during the year ended December 31, 2020, compared to 420,440 ounces of silver generating $6,524 in revenue in the comparable period in 2019.

Cost of sales

Total cost of sales for the year ended December 31, 2020 were $396,304 or $1,139 per ounce of gold sold(1) compared to $333,157 or $948 per ounce of gold sold(1) in the comparable period in 2019. Cost of sales includes production costs, depreciation and depletion, site share-based compensation, royalties and selling costs, and changes in inventories, reflecting the difference between produced and sold ounces.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Production costs

For the year ended December 31, 2020, production costs, after adjustments for changes in inventories, were $257,891 compared to $226,328 in the comparable period in 2019. Production costs include mining, processing, surface services and other and mine general and administrative costs. Production costs, before adjustments for changes in inventories, were as follows:

	For the year ended
In thousands of USD,	December 31,			December 31,
except for tonnes and per tonne data	2020			2019
Ore mined (wet tonnes)	1,377,912			1,359,403
Ore milled (dry tonnes)	1,307,483			1,303,001
Mining (1)	$132,582	$/t	96	$123,363	$/t	91
Processing (2)	28,478		22	24,414		19
Surface services and other (2)	39,847		30	34,737		27
Mine general and administrative (2)	54,555		42	42,975		33
Total production costs(2)	$255,462	$/t	195	$225,489	$/t	173

(1)	Cost per tonne data is based on mined tonnes – wet.
(2)	Cost per tonne data is based on milled tonnes – dry.

Mining costs increased in respect of contractors, supplies and consumables due to additional lateral development, production and definition drilling and related assays. During the year ended December 31, 2020, costs were incurred for lateral development at the Brucejack Mine at an average rate of approximately 1,038 meters (2019 – 937 meters) per month.

Processing costs increased in respect of employee costs, supplies and consumables for major shutdowns to replace mill liners during the year.

For the year ended December 31, 2020, employee salaries, travel costs and contractors and consultants increased due to COVID-19 safety protocols in the amount of $8,290 or $6 per dry tonne milled.

Production costs also increased due to costs associated with the resignation of the Company’s Vice President, Operations (“VP Ops”) in the amount of $1,642 (C$2,224) or $1 per dry tonne milled.

A majority of production costs are incurred in Canadian dollars. During the year ended December 31, 2020, the average foreign exchange rate was C$1.3415 to $1.00 (2019 – C$1.2957 to $1.00).

Depreciation and depletion

Depreciation and depletion, after adjustments for changes in inventories, for the year ended December 31, 2020 was $116,244 compared to $82,198 in the comparable period in 2019. The increase in depreciation and depletion was due to the decrease in the Mineral Reserve in the 2020 Updates partially offset by a decrease in mined ounces.

The majority of the Company’s depreciation and depletion is determined using units of production method based on total ounces mined over the estimated proven and probable Mineral Reserves.

Site share-based compensation

Site share-based compensation, after adjustments for changes in inventories, for the year ended December 31, 2020 was an expense of $1,587 compared to $3,202 in the comparable period in 2019. The decrease in site share-based compensation was due to forfeited RSUs and PSUs in connection with departure of officers and employees.

Royalties and selling costs

Royalties and selling costs, after adjustments for changes in inventories, for the year ended December 31, 2020 were $7,931 (2019 – $6,223) and $12,639 (2019 – $12,776), respectively. The increase in royalty expense was due to higher revenues from mine operations impacting the amount recognized under the 1.2% NSR Royalty. Refer to the “Commitments” section of this MD&A. Selling costs includes transportation costs which were $11,983 in 2020 (2019 – $12,450).

Total cash costs(1) and AISC(1)

Total cash costs(1) for the year ended December 31, 2020 were $777 per ounce of gold sold compared to $680 per ounce of gold sold in the comparable period in 2019. Total cash costs(1) increased due to higher production costs for additional lateral development and definition drilling as well as COVID-19 safety protocols.

AISC(1) for the year ended December 31, 2020 totaled $981 per ounce of gold sold compared to $888 per ounce of gold sold in the comparable period in 2019. AISC(1) increased for the same reasons as total cash costs(1) and costs associated with the departure of the former officers offset by higher silver by-product credits and lower treatment and refinery charges.

Costs associated with COVID-19 safety protocols impacted total cash costs(1) and AISC(1) by $24 per ounce of gold sold. Costs associated with the resignation of the VP Ops and departures of the former officers impacted AISC(1) by $20 per ounce of gold sold.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Corporate administrative costs

Corporate administrative costs for the year ended December 31, 2020 were $21,205 compared to $18,674 in the comparable period in 2019.

Salaries and benefits for the year ended December 31, 2020 were $11,006 compared to $5,608 in the comparable period in 2019. The increase in salaries and benefits was primarily due to termination costs in the amount of $4,604 (C$6,296) in connection with departures of the former President and Chief Executive Officer (“CEO”), Executive Vice President, Chief Financial Officer (“EVP CFO”) and EVP Corporate.

Share-based compensation for the year ended December 31, 2020 was $1,220 compared to $5,459 in the comparable period in 2019. The decrease in share-based compensation was due to forfeited RSUs and PSUs in connection with departures of certain officers, partially offset by new grants of these units as annual grants under the Company’s long-term incentive compensation plan and as initial grants to incoming officers.

Interest and finance expense

During the year ended December 31, 2020, the Company incurred interest and finance expense of $25,784 compared to $35,302 in the comparable period in 2019. The Company incurred $16,627 (2019 – $26,045) of interest expense related to its Loan Facility. The decrease in interest expense was the result of a decrease in the overall effective interest rate on the Loan Facility from 5.2% to 3.6% driven by a decrease in LIBOR from 1.8% to 0.2% as well as a lower outstanding balance under the Loan Facility throughout the year.

Current and deferred income taxes

For the year ended December 31, 2020, current income tax expense was $6,382 related to the 2% net current proceeds portion of the BCMT compared to $4,561 in the comparable period in 2019. These amounts represent our cash taxes payable.

For the year ended December 31, 2020, deferred income tax expense was $75,081 compared to $36,799 in the comparable period in 2019.

For the year ended December 31, 2020, our effective tax rate, including both current and deferred income taxes, was 189.3% (2019 – 50.3%). Our effective tax rate was impacted in the year by the following items:

•	No tax benefit on the accounting loss on sale of exploration and evaluation asset of $132,149 as a result of the IRE on acquisition of Snowfield;
•	A deferred income tax expense of $17,931 (2019 – nil) from the sale of Snowfield;
•	A deferred income tax expense from the amortization of the IRE; offset by
•	A deferred income tax recovery of $1,417 (2019 - $6,305) related to foreign exchange movements on our BCMT tax pools as foreign exchange rates moved from C$1.2988: $1.00 to C$1.2732: $1.00 during the year.

For the year ended December 31, 2019, the effective tax rate was impacted by the reversal of the BCMT deferred tax asset due to the repurchase of the offtake obligation in the amount of $7,821.

Excluding the impact of the adjustments noted above, our effective tax rate for the year ended December 31, 2020 was 39.8% (2019 – 35.5%).

LIQUIDITY AND CAPITAL RESOURCES

The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly. The Company monitors forecasts of liquidity in the form of cash and cash equivalents to ensure it has sufficient cash to meet operational costs, capital investments, scheduled debt repayments and other commitments.

Factors that could impact the Company’s liquidity are monitored regularly and include the gold price, foreign exchange rates, production levels, operating costs and capital costs. In addition, any suspension of production or sales as a result of the COVID-19 pandemic or otherwise will impact the Company’s liquidity. Contractual obligations and other commitments that could impact the Company’s liquidity are detailed in the “Commitments” section of this MD&A. We prepare annual expenditure budgets that are approved by our Board of Directors.

Our capital structure consists of debt instruments, convertible debt instruments and equity attributable to common shareholders comprised of issued share capital, other reserves and deficit.

Liquidity and capital resources

Working capital(1)

Our cash and cash equivalents as at December 31, 2020 totaled $174,753, increasing by $151,579 from $23,174 as at December 31, 2019. The increase in cash and cash equivalents was primarily due to an increase in cash flows generated from operations of the Brucejack Mine and proceeds from the sale of Snowfield offset by an increase in principal debt repayments on the Loan Facility and an increase in sustaining and expansion capital expenditures.

The Company has positive working capital(1) of $75,898 as at December 31, 2020 compared to a deficit of $66,805 as at December 31, 2019. Working capital(1) items other than cash and cash equivalents and the current portion of long-term debt consisted of receivables and other of $12,883 and inventories of $19,757 offset by accounts payable and accrued liabilities of $64,828.

At December 31, 2020, the undrawn portion of the Loan Facility was $160,351 with $1,694 (C$2,100) used for a letter of credit supporting a reclamation deposit requirement. The Company has filed a base shelf prospectus in Canada and a registration statement on Form F-10 in the United States, which allow it to offer up to $600,000 of common shares, debt securities, warrants, units, subscription receipts and share purchase contracts from time to time until July 2022.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

At current gold prices and our average realized cash margin(1), management believes future cash flows from operations are sufficient to fund our operations, as well as other planned and foreseeable commitments currently estimated for the next 12 months. With respect to medium- and longer-term capital requirements, management believes that operating cash flow, the Company’s active management of its operations and development activities, and where appropriate, capital available through financing sources such as debt and equity funding, will enable the Company to meet its capital requirements. The COVID-19 pandemic and any future emergence and spread of similar pathogens could have a material adverse impact on our business, operations and operating results, financial condition, liquidity and the market for our securities. Management continues to monitor the risk associated with the COVID-19 pandemic on our liquidity position. Refer to the “Risks and Uncertainties” section of this MD&A.

Cash flows

The Company’s cash flows from operating, investing and financing activities are summarized in the following table for the three months and year ended December 31, 2020 and 2019:

	For the three months ended		For the year ended
	December 31,	December 31,	December 31,	December 31,
In thousands of USD	2020	2019	2020	2019
Cash flow information
Cash generated by operating activities	$89,269	$66,133	$317,309	$225,073
Cash used in financing activities	(179,538)	(43,253)	(218,683)	(207,044)
Cash generated by (used in) investing activities	88,574	(16,386)	51,893	(40,825)
Effect of foreign exchange rate changes on cash and cash equivalents	1,439	97	1,060	563
Change in cash and cash equivalents	$(256)	$6,591	$151,579	$(22,233)

The Company generated $89,269 and $317,309 in operating cash flows for the three months and year ended December 31, 2020, respectively, compared to $66,133 and $225,073 for the respective comparable periods in 2019. The increase in cash flows generated from operations is primarily due to higher gold prices realized on ounces sold.

The Company used $179,538 in financing cash flows for the three months ended December 31, 2020 compared to $43,253 used in the comparable period in 2019. In the fourth quarter of 2020, financing cash outflows included $176,667 (2019 – $16,667) of repayments on the Loan Facility, payment of $2,342 (2019 – $5,225) in interest related to the Loan Facility and lease payments of $1,577 (2019 – $1,651) offset by proceeds from the exercise of share options of $1,048 (2019 - $290). During the three months ended December 31, 2019, the Company completed the second and final tranche of the offtake obligation repurchase in the amount of $20,000.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

The Company used $218,683 in financing cash flows for the year ended December 31, 2020 (2019 - $207,044). During this period, financing cash outflows included $226,667 (2019 - $98,000) of repayments on the Loan Facility, payment of $15,100 (2019 – $27,511) in interest related to the Loan Facility and convertible notes and lease payments of $6,168 (2019 – $6,484) offset by a $16,000 draw down on the Loan Facility and $13,252 (2019 – $7,344) of proceeds from the exercise of share options. During the year ended December 31, 2019, financing cash outflows included the repurchase of the offtake obligation in the amount of $82,416.

Cash generated by investing activities for the three months and year ended December 31, 2020 was $88,574 and $51,893, respectively, compared to cash used in investing activities of $16,386 and $40,825 in the respective comparable periods in 2019. For the three months and year ended December 31, 2020, cash flows from investing activities included the proceeds from the sale of Snowfield in the amount of $100,000 (2019 – nil). Cash used in investing activities related to sustaining and expansion capital expenditures and exploration and evaluation expenditures were $49,039 (2019 - $44,130).

SUMMARY OF ANNUAL FINANCIAL RESULTS

The following table contains selected annual information derived from the Company’s audited consolidated financial statements, which are reported under IFRS.

	For the year ended
	December 31,	December 31,	December 31,
In thousands of USD, except per share data	2020	2019	2018
Revenue	$617,585	$484,540	$454,556
Earnings from mine operations	221,281	151,383	150,629
Net earnings (loss)	(38,438)	40,917	36,620
Net comprehensive earnings (loss)	(38,438)	40,917	42,163
Earnings (loss) per share - basic	(0.21)	0.22	0.20
Earnings (loss) per share - diluted	(0.21)	0.22	0.20
Total assets	1,430,814	1,573,167	1,613,418
Long-term liabilities(1)	369,618	489,510	573,659
Cash dividends	-	-	-
Cash and cash equivalents	174,753	23,174	45,407
Mineral properties, plant and equipment	1,207,629	1,500,512	1,522,919

(1)	As at December 31, 2020, long-term liabilities does not include the current portion of the Loan Facility in the amount of $66,667 (2019 – $66,667). As at December 31, 2018, long-term liabilities does not include the current portion of the Loan Facility in the amount of $78,385 and offtake obligation in the amount of $7,576.

Our financial results are primarily driven by gold production and the average realized price(1) of gold. Significant changes in either of these factors directly impact our revenue, earnings from mine operations, net earnings (loss) and comprehensive earnings (loss). In addition:

 1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

•	Our financial results for the year ended December 31, 2020 were significantly impacted by the sale of Snowfield which resulted in a loss on sale of exploration and evaluation asset in the amount of $132,149 and a deferred income tax expense impact of $17,931. Our financial results were also impacted by the 2020 Updates which impacted the calculation of depreciation and depletion expense beginning in the first quarter of 2020.

•	Our financial results for the year ended December 31, 2019 were impacted by the 2019 update to the Mineral Reserve and Mineral Resource which impacted the calculation of depreciation and depletion expense, the estimated timing of settlement of the decommissioning and site restoration provision, and the measurement of the offtake obligation. Our financial results were also impacted by the loss on financial instruments at fair value in the amount of $15,415 for adjustments to the valuation of the offtake obligation. Our cash and cash equivalent and long-term liabilities balance was impacted by the repurchase of the offtake obligation in the amount of $82,416.

•	Our financial results for the year ended December 31, 2018 were impacted by the measurement of the offtake obligation and stream obligation in the amount of $17,113. Our cash and cash equivalents and long-term liabilities balance was impacted by the repurchase of the stream obligation in the amount of $237,000.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

The following table contains selected quarterly information derived from the Company’s unaudited quarterly condensed consolidated interim financial statements, which are reported under IFRS applicable to interim financial reporting.

In thousands of USD,	2020	2020	2020	2020	2019	2019	2019	2019
except per share data	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$169,582	$154,876	$166,567	$126,560	$135,484	$132,735	$113,202	$103,119
Earnings from mine operations	$61,547	$62,667	$60,012	$37,055	$45,857	$46,585	$29,789	$29,152
Net earnings (loss)	$(108,110)	$31,175	$32,260	$6,237	$20,049	$6,259	$10,443	$4,166
Comprehensive earnings (loss)	$(108,110)	$31,175	$32,260	$6,237	$20,049	$6,259	$10,443	$4,166
Earnings (loss) per share -
Basic	$(0.58)	$0.17	$0.17	$0.03	$0.11	$0.03	$0.06	$0.02
Diluted	$(0.58)	$0.17	$0.17	$0.03	$0.11	$0.03	$0.06	$0.02
Total assets	$1,430,814	$1,685,806	$1,634,204	$1,575,330	$1,573,167	$1,579,105	$1,609,644	$1,625,855
Long-term liabilities(1)	$369,618	$516,105	$508,066	$491,885	$489,510	$489,464	$550,196	$579,873
Cash dividends	$-	$-	$-	$-	$-	$-	$-	$-
Cash and cash equivalents	$174,753	$175,009	$124,734	$40,566	$23,174	$16,583	$34,281	$50,868
Mineral properties, plant and equipment	$1,207,629	$1,457,938	$1,466,648	$1,486,112	$1,500,512	$1,519,702	$1,521,301	$1,530,763

(1)	As at December 31, 2020, long-term liabilities do not include the current portion of the Company’s Loan Facility in the amount of $66,667. Long-term liabilities in comparable quarters do not include the current portion of the Company’s Loan Facility and offtake obligation.

Our financial results are primarily driven by gold production and the average realized price(1) of gold. Significant changes in either of these factors directly impact our revenue, earnings from mine operations, net earnings (loss) and comprehensive earnings (loss). In addition:

 1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

•	Our financial results for the three months ended December 31, 2020 were significantly impacted by the sale of Snowfield which resulted in a loss on sale of exploration and evaluation asset in the amount of $132,149 and a deferred income tax expense impact of $17,931. The impact of the sale of Snowfield was a loss per share of $0.80. Our cash and cash equivalents and long-term liabilities balance were impacted by the voluntary repayment on the Loan Facility in the amount of $160,000.

•	Throughout the 2020 periods, our financial results were also impacted by the 2020 Updates which impacted the calculation of depreciation and depletion expense beginning in the first quarter of 2020.

•	Our financial results for the 2019 periods were impacted by the 2019 update to the Mineral Reserve and Mineral Resource which impacted the calculation of depreciation and depletion expense, the estimated timing of settlement of the decommissioning and site restoration provision, and the measurement of the offtake obligation commencing in the second quarter of 2019. Our financial results for the first, second and third quarters of 2019 were also impacted by the loss on financial instruments at fair value for adjustments to the offtake obligation. Our cash and cash equivalents and long-term liabilities balance were impacted by the repurchase of the offtake obligation in the amount of $82,416 in the third and fourth quarter of 2019.

COMMITMENTS

The following table provides our contractual obligations as of December 31, 2020:

In thousands of USD	1 year	2-3 years	4-5 years	More than 5 years	Total
Operating activities:
Decommissioning and restoration provision	$539	$49	$-	$25,368	$25,956
Lease obligations	5,320	3,755	292	-	9,367
Purchase commitments	5,799	-	-	-	5,799
Short-term lease commitments	466	-	-	-	466
Financing activities:
Principal repayments on
Loan Facility	66,667	104,667	-	-	171,334
Repayment of convertible notes	2,250	101,114	-	-	103,364
Interest payments on
Loan Facility(1)	3,885	2,052	-	-	5,937
	$84,926	$211,637	$292	$25,368	$322,223

(1)	Interest payments on Loan Facility represent management’s reasonable estimate based on current LIBOR and the Company’s projected applicable margin in accordance with the terms of the Loan Facility.

The Company and the Nisga’a Nation have entered into a comprehensive cooperation and benefits agreement in respect of the Brucejack Mine. Under the terms of the agreement, the Nisga’a Nation will provide ongoing support for the development and operation of Brucejack with participation in its economic benefits.

The Brucejack Mine is subject to a 1.2% net smelter returns royalty (“1.2% NSR royalty”) on production in excess of cumulative 503,386 ounces of gold and 17,907,080 ounces of silver. The gold ounce production threshold for the 1.2% NSR royalty was met in December 2018. For the year ended December 31, 2020, $7,168 (2019 – $5,575) was expensed to royalties and selling costs in the statement of earnings (loss).

CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters may take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations.

Class action lawsuits

Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action claim (the “Wong Action”) against the Company, Robert Quartermain (a director, and the President and CEO of the Company at such time) and Snowden Mining Industry Consultants Ltd. (“Snowden”). The Wong Action was filed in the Ontario Superior Court of Justice.

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

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision. The Company and Robert Quartermain consented to, and on January 23, 2019 the Court granted, an order certifying the Wong Action as a class proceeding pursuant to the Class Proceedings Act (Ontario). In 2020, the plaintiff brought a motion to amend the statement of claim to plead additional misrepresentations. On July 22, 2020, the Court refused to permit these new allegations. The plaintiff appealed this refusal to the Court of Appeal for Ontario, and subsequently abandoned this appeal on February 18, 2021.

On December 7 and 8, 2020, the Court heard the Company’s and Robert Quartermain’s motion for summary judgment to dismiss the Wong Action and the plaintiff’s cross-motion for summary judgment to allow the Wong Action. On February 2, 2021 the Court allowed the defendants’ motion for summary judgment, dismissed the plaintiff’s cross-motion for summary judgment, and dismissed the Wong Action. The Court ruled that the Company did not make a misrepresentation in its continuous disclosure and that, in any event, the defendants were relieved of liability on the basis that they conducted a reasonable investigation pursuant to section 138.4(6) of the Ontario Securities Act. The plaintiff has until March 4, 2021 to appeal the Court’s decision.

The Company believes that the allegations made against it in the Wong Action are meritless and it will continue to vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

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

On April 8, 2019, the United States District Court for the Southern District of New York issued an order granting Aurico Gold Fund LP’s motion to consolidate the two cases under the case caption “In re Pretium Resources, Inc. Securities Litigation” (the “Aurico Action”), appoint itself as lead plaintiff, and approve lead plaintiff’s selection of counsel. On June 21, 2019, the plaintiffs in the Aurico Action filed a Consolidated Amended Class Action Complaint. The Company retained legal counsel in connection with these matters and on August 27, 2019, filed its memorandum of law in support of its motion to dismiss the Aurico Action. The plaintiffs filed their opposition to the Company’s motion to dismiss on October 28, 2019 and the Company filed its reply brief on December 10, 2019. On February 27, 2020, the District Court granted the Company’s motion to dismiss the Aurico Action but allowed the plaintiffs to move for leave to amend their complaint within 30 days of the order. The plaintiffs in the Aurico Action filed their motion to amend their complaint on March 30, 2020. The Company’s memorandum of law in opposition to the plaintiff’s motion for leave to amend complaint was filed on April 13, 2020 and the plaintiffs filed their reply memorandum on April 20, 2020. On July 9, 2020, the District Court denied the plaintiffs’ motion to amend their complaint. The deadline for the plaintiffs to appeal the District Court’s dismissal of the motion to amend their complaint passed in August 2020 without an appeal being filed. As a result, this matter is now concluded.

Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia.

The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. In October 2020, the Supreme Court of British Columbia partially allowed an application from Bear Creek to add parties to the Bear Creek Action and amend its pleadings, including with respect to the Company.

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

We have entered into employment agreements with each of our officers, including our CEO, our COO, our Vice President and Chief Financial Officer (our “CFO”), our Vice President, Legal and Corporate Secretary (“VP Legal”) and our Vice President, Environment and Regulatory Affairs (“VP Environment”). Under the employment agreements, our officers, including the CEO, COO, CFO, VP Legal and VP Environment receive a base salary, extended benefits and are eligible for an annual performance-based bonus and long-term incentive awards determined at the discretion of our Board of Directors. Our officers are also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

Former officers

Our related parties during the year ended December 31, 2020 also included the Company’s former officers, including its former CEO, EVP CFO, EVP Corporate, VP Ops and Vice President, Chief Exploration Officer.

Termination costs include $4,604 (C$6,296) associated with the departure of the former CEO, EVP CFO and EVP Corporate, in accordance with their respective employment agreements. These costs were recorded to corporate administrative costs in the statement of earnings (loss).

Costs associated with the resignation of the VP Ops were incurred in the amount of $1,632 (C$2,224) in accordance with his employment agreement. These costs were recorded to production costs in the statement of earnings (loss).

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and accounting estimates that the Company has made in the preparation of the financial statements that could result in a material effect in the next twelve months on the carrying amounts of assets and liabilities.

Key accounting policy judgment

Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed impairment indicators for the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of December 31, 2020.

As at March 31, 2020, management assessed impairment indicators for the Company’s mineral properties, plant and equipment and concluded that due to a decrease in the estimated total contained ounces in the updated Mineral Reserves of the Brucejack Mine, an indicator of impairment existed. Refer to the results of the impairment assessment below in the “Sources of estimation uncertainty – Recoverable amount of the Brucejack Mine” section.

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management assessed impairment indicators for the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2020.

Sources of estimation uncertainty

Mineral Reserves and Mineral Resources

The Company estimates its Mineral Reserves and Mineral Resources based on information compiled and reviewed by QPs as defined in accordance with NI 43-101 requirements. The estimation of Mineral Reserves and Mineral Resources requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs, capital costs and recovery rates. There are uncertainties inherent in estimating Mineral Reserves and Mineral Resources and assumptions that are valid at the time of estimation and may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of Mineral Reserves and may, ultimately, result in the Mineral Reserves being revised.

The changes in the proven and probable Mineral Reserves announced with the 2020 Updates on March 9, 2020 impacted the calculation of depreciation and depletion expense beginning in the first quarter of 2020.

Recoverable amount of the Brucejack Mine

At March 31, 2020, the Company identified an indicator of impairment for the Brucejack Mine cash generating unit (“CGU”). For the impairment assessment completed at March 31, 2020, the recoverable amount of the Brucejack Mine CGU was determined based on the fair value less costs of disposal (“FVLCD”) method using the discounted cash flow model. The estimates used by management in arriving at the recoverable amount are subject to various risks and uncertainties and include the following estimates: Mineral Reserves, production profile, operating costs, capital costs, commodity prices, foreign exchange rates and discount rate. Changes in estimates could affect the expected recoverability of the Brucejack Mine.

The Brucejack Mine CGU includes mineral properties, plant and equipment, construction in progress, right of use (“ROU”) assets, decommissioning and restoration provision and working capital. The carrying amount of the CGU at March 31, 2020 was $1,221,048.

In arriving at FVLCD, discounted cash flows were estimated using the following significant assumptions: (a) the latest Mineral Reserves; (b) production profile, operating costs and capital costs from the latest detailed life of mine plan; (c) a gold price of $1,550 per ounce; (d) a silver price of $17.00 per ounce; (e) a foreign exchange rate of C$1.00:US$0.760; and (f) a real discount rate of 5.5%.

The Company’s assessment of FVLCD exceeded the carrying amount of the Brucejack Mine CGU and as a result, no impairment loss was recognized in the statement of earnings (loss).

NEW ACCOUNTING POLICIES

Our significant accounting policies are presented in Note 3 to the audited consolidated financial statements for the years ended December 31, 2020 and 2019. There were no new accounting policies adopted during the year ended December 31, 2020.

Accounting policy changes not yet adopted

Effective January 1, 2021, the Company will adopt a voluntary change in its accounting policy for exploration and evaluation expenditures. The Company will recognize these costs as exploration and evaluation expenses in the statement of earnings (loss) in the period incurred until management concludes the technical feasibility and commercial viability of a mineral deposit. Costs that represent the acquisition of rights to explore a mineral deposit will continue to be capitalized. Prior to January 1, 2021, all exploration and evaluation expenditures were capitalized as exploration and evaluation assets.

Management believes this change in accounting policy will result in a preferable policy that is better aligned with IFRS, with respect to what constitutes an asset and more consistent with its peer group.

The Company will adopt the change in accounting policy retrospectively and restate balances for comparative periods. The Company will reclassify all post acquisition exploration and evaluation expenditures that have been capitalized to mineral properties, plant and equipment prior to the demonstration of technical feasibility and commercial viability. Initial acquisition costs of the Brucejack Mine and the Snowfield are unaffected by the change in policy. The change in policy will materially affect the opening deficit and accumulated other comprehensive loss as of January 1, 2019, mineral properties, exploration and evaluation assets, depreciation and depletion included in inventories, cost of sales, loss on sale of exploration and evaluation asset and deferred income taxes. The Company is still in the process of quantifying the impact of the change in accounting policy for each of the periods affected.

The change in accounting policy will impact exploration and evaluation expenditures incurred on the Brucejack Mine subsequent to acquisition to September 21, 2015. It will also impact exploration and evaluation expenditures incurred on Snowfield subsequent to acquisition and regional drilling and exploration work on the Bowser Claims and the Porphyry Potential Deep Drilling Project.

NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

The following standards, amendments and interpretations have been issued but are not yet effective:

•	The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from mineral properties, plant and equipment amounts received from selling items produced while bringing an asset into the location and condition necessary for it to be capable of operating in the manner intended by management. The amendment will require sales proceeds and related costs to be recognized in the statement of earnings (loss). The amendment is effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. This amendment is not expected to have a material impact on the Company.

•	The IASB issued “Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)” with amendments that address issues that might affect financial reporting after the reform of an interest rate benchmark, including its replacement with alternative benchmark rates. The amendments are effective for annual reporting periods beginning on or after January 1, 2021. This amendment is not expected to have a material impact on the Company.

There are no other IFRS standards or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have any impact on the Company.

FINANCIAL INSTRUMENTS

Classification of financial assets

We have the following financial assets: cash and cash equivalents, receivables and other and restricted cash.

Cash and cash equivalents comprise cash holdings in business and savings accounts held at major financial institutions with an original maturity date of three months or less. Restricted cash is held at major financial institutions as collateral for reclamation bonds. Cash and restricted cash are classified at amortized cost. Interest income is recognized by applying the effective interest rate method.

The Company’s trade receivables result from sales transactions in accordance with IFRS 15, Revenue from Contracts with Customers and contain provisional pricing arrangements. These trade receivables are classified as fair value through profit or loss (“FVTPL”) with the gain (loss) included in revenue.

Classification of financial liabilities

We have the following financial liabilities: accounts payable and accrued liabilities which include lease obligations, the RSU liability and the deferred share unit (“DSU”) liability, the Loan Facility and the debt portion of the convertible notes.

Accounts payable and accrued liabilities, the Loan Facility and the debt portion of the convertible notes are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

The RSU liability and DSU liability are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value.

Financial risk management

The Company has exposure to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from its use of financial instruments.

Risk management is the responsibility of management and is carried out under the oversight of, and policies approved by, the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and the Board of Directors. The type of risk exposure and the way in which such exposure is managed is discussed below.

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

In addition to currency risk from financial instruments, a majority of the Company’s mine production costs, capital expenditures and corporate administrative costs are incurred in CAD. Consequently, fluctuations in the USD exchange rate against the CAD increases the volatility of cost of sales and corporate administrative costs.

In 2020, the Company hedged a portion of its exposure to currency fluctuations using forward contracts. For the year ended December 31, 2020, the change in fair value of non-hedge derivatives resulted in a gain on financial instruments at fair value of $377 (2019 – nil). The Company has no foreign exchange forward contracts as of December 31, 2020.

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

The financial instruments impacted by commodity prices are trade receivables. Price adjustments are made in subsequent periods to the customer receivables for concentrate sales transactions based on movements in market prices prior to final settlement. As a result, concentrate sales receivables are fair valued and adjusted each period to reflect forward market prices to the estimated settlement date.

For the years ended December 31, 2020 and 2019, the Company has not hedged the price of any commodity.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its financial assets including cash and cash equivalents, trade receivables and restricted cash.

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions. Management believes the risk of loss related to these deposits to be low. The Company regularly evaluates changes in the status of its counterparties.

The Company is exposed to credit risk through its trade receivables, which are principally with internationally recognized counterparties. The Company sells its refined gold on spot contracts to financial institutions in Canada and its concentrates to trading companies. The Company sells its silver to refineries located in Canada and other jurisdictions and trading companies. The Company has had limited instances of default from its counterparties. The Company regularly evaluates the counterparties to which it sells its product. The Company is not economically dependent on a limited number of customers for the sale of its gold and silver as its products can be sold through numerous world-wide commodity markets and traders. As at December 31, 2020, the Company has $8,377 (2019 – $6,210) receivables related to its gold and silver revenue. As these receivables are measured at FVTPL, expected credit losses are incorporated into the estimate of fair value.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient liquidity in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

Cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand. To the extent there is not sufficient liquidity in the form of cash and cash equivalents to meet obligations or to mitigate the impact of potential risks such as COVID-19, the Company will consider drawing on the revolving portion of the Loan Facility (to the extent available), or by securing additional debt and/or equity funding.

The Company has issued surety bonds and letters of credit to support future decommissioning and restoration provisions.

The Company’s financial obligations consist of accounts payable and accrued liabilities and long-term debt consisting of the Loan Facility and convertible notes.

For further discussion, refer to the “Liquidity and Capital Resources” section of this MD&A.

EVENTS AFTER REPORTING DATE

Other than already disclosed elsewhere in this MD&A, the Company does not have any material events after the reporting date to disclose.

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

Cost of sales per ounce of gold sold

The Company reports cost of sales on a gold ounce sold basis. Management uses this metric to monitor total operating cost performance which includes non-cash items such as depreciation and depletion and site share-based compensation. The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD,	December 31,	December 31,	December 31,	December 31,
except for per ounce data	2020	2019	2020	2019
Gold ounces sold	90,348	93,248	347,923	351,348
Cost of sales per ounce sold reconciliation
Cost of sales	$108,035	$89,627	$396,304	$333,157
Cost of sales per ounce of gold sold	$1,196	$961	$1,139	$948

Total cash costs

The Company reports total cash costs on a gold ounce sold basis. The Company believes that, in addition to measures prepared in accordance with IFRS, such as revenue, this information can be used to evaluate the Company’s performance and ability to generate operating earnings and cash flow from its mining operations. Management uses this metric to monitor operating cost performance.

Total cash costs include cost of sales such as mining, processing, surface services and other, mine general and administrative costs, royalties and selling costs and changes in inventories less non-cash depreciation and depletion, write-down of inventories, site share-based compensation and silver revenue divided by gold ounces sold to arrive at total cash costs per ounce of gold sold.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD,	December 31,	December 31,	December 31,	December 31,
except for per ounce data	2020	2019	2020	2019
Gold ounces sold	90,348	93,248	347,923	351,348
Total cash costs reconciliation
Cost of sales	$108,035	$89,627	$396,304	$333,157
Less: Depreciation and depletion	(31,440)	(22,751)	(116,244)	(82,198)
Less: Silver revenue	(2,122)	(1,795)	(7,987)	(6,524)
Less: Site share-based compensation	(460)	(564)	(1,587)	(3,202)
Less: Write-down of inventories	-	-	-	(2,475)
Total cash costs	$74,013	$64,517	$270,486	$238,758
Total cash costs per ounce of gold sold	$819	$692	$777	$680

All-in sustaining costs

The Company believes that AISC more fully defines the total costs associated with producing gold. AISC is calculated based on the definitions published by the World Gold Council (“WGC”). The WGC is not a regulatory organization. The Company calculates AISC as the sum of total cash costs (as described above), sustaining capital expenditures (excluding significant projects considered expansionary in nature), accretion on decommissioning and restoration provision, treatment and refinery charges, payments on lease obligations, site share-based compensation, and corporate administrative costs, all divided by the gold ounces sold to arrive at a per ounce amount.

Other companies may calculate this measure differently as a result of differences in underlying principles and policies applied. Differences may also arise due to a different definition of sustaining versus expansion capital.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD,	December 31,	December 31,	December 31,	December 31,
except for per ounce data	2020	2019	2020	2019
Gold ounces sold	90,348	93,248	347,923	351,348
All-in sustaining costs reconciliation
Total cash costs	$74,013	$64,517	$270,486	$238,758
Sustaining capital expenditures (1)	7,130	3,275	27,473	22,871
Accretion on decommissioning
and restoration provision	60	77	262	446
Treatment and refinery charges	3,513	5,769	14,776	22,165
Payments on lease obligations	1,577	1,651	6,168	6,484
Site share-based compensation	460	564	1,587	3,202
Corporate administrative costs (2)	4,366	4,922	20,397	18,025
Total all-in sustaining costs	$91,119	$80,775	$341,149	$311,951
All-in sustaining costs per ounce of gold sold	$1,009	$866	$981	$888

(1)	Sustaining capital expenditures includes deferred development costs.
(2)	Includes the sum of corporate administrative costs per the statement of earnings (loss) and comprehensive earnings (loss), excluding depreciation within those figures.

Average realized price and average realized cash margin

Average realized price and average realized cash margin per ounce of gold sold are used by management to better understand the gold price and cash margin realized throughout a period.

Average realized price is calculated as revenue from contracts with customers plus treatment and refinery charges included in concentrate revenue less silver revenue divided by gold ounces sold. Average realized cash margin represents average realized price per gold ounce sold less total cash costs and treatment and refinery charges per gold ounce sold.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD,	December 31,	December 31,	December 31,	December 31,
except for per ounce data	2020	2019	2020	2019
Revenue from contracts with customers	$171,577	$134,070	$619,067	$477,943
Treatment and refining charges	3,513	5,769	14,776	22,165
Less: Silver revenue	(2,122)	(1,795)	(7,987)	(6,524)
Gold revenue (1)	$172,968	$138,044	$625,856	$493,584
Gold ounces sold	90,348	93,248	347,923	351,348
Average realized price	$1,914	$1,480	$1,799	$1,405
Less: Total cash costs per ounce of gold sold	(819)	(692)	(777)	(680)
Less: Treatment and refining charges per ounce of gold sold	(39)	(62)	(42)	(63)
Average realized cash margin per ounce of gold sold	$1,056	$726	$980	$662

(1)	Gold revenue excludes the loss on trade receivables at fair value related to provisional pricing adjustments in the amount of $1,995 (2019 – gain of $1,414) and $1,482 (2019 – gain of $6,597) for the three months and year ended December 31, 2020, respectively.

Adjusted earnings and adjusted basic earnings per share

Adjusted earnings and adjusted basic earnings per share are used by management to measure the underlying operating and financial performance of the Company.

Adjusted earnings is defined as net earnings (loss) adjusted to exclude specific items that are significant, but not reflective of the underlying operations of the Company, including: accretion on convertible notes, amortization of Loan Facility transaction costs, deferred income tax expense, (gain) loss on financial instruments at fair value and non-recurring loss on sale of exploration and evaluation asset. Adjusted basic earnings per share is calculated using the weighted average number of shares outstanding under the basic method of earnings per share as determined under IFRS.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD,	December 31,	December 31,	December 31,	December 31,
except for per share data	2020	2019	2020	2019
Basic weighted average shares outstanding	187,294,491	185,353,253	186,412,795	184,731,109
Adjusted earnings and adjusted basic earnings per share reconciliation
Net (loss) earnings for the period	$(108,110)	$20,049	$(38,438)	$40,917
Adjusted for:
Accretion on convertible notes	1,404	1,403	5,584	5,568
Amortization of Loan Facility transaction costs	3,160	1,539	3,788	1,989
Deferred income tax expense	23,595	10,133	75,081	36,799
(Gain) loss on financial instruments at fair value	(321)	-	(377)	15,415
Loss on sale of exploration and evaluation asset	132,149	-	132,149	-
Adjusted earnings	$51,877	$33,124	$177,787	$100,688
Adjusted basic earnings per share	$0.28	$0.18	$0.95	$0.55

Free cash flow

Free cash flow is calculated as cash generated from operating activities less cash generated by (used in) investing activities. It is used by management as an indicator of the cash generated from the Company’s operations before consideration of how those activities are financed.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measures disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD,	December 31,	December 31,	December 31,	December 31,
except for per share data	2020	2019	2020	2019
Cash generated by
operating activities	89,269	66,133	317,309	225,073
Cash generated by (used in)
investing activities	88,574	(16,386)	51,893	(40,825)
Free cash flow	$177,843	$49,747	$369,202	$184,248

Working capital

Working capital is defined as current assets less current liabilities and is used by management to monitor the liquidity of the Company.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	December 31,	December 31,
In thousand of USD	2020	2019
Current assets	$207,393	$62,550
Current liabilities(1)	131,495	129,355
Working capital surplus (deficit)	$75,898	$(66,805)

(1)	As at December 31, 2020, current liabilities include the current portion of the Loan Facility in the amount of $66,667 (2019 – $66,667).

OUTSTANDING SHARE DATA

As at February 25, 2021, the Company had the following number of securities outstanding:

				Weighted average
	Number of securities	Exercise price ($)	Exercise price currency	remaining life (years)
Common shares	187,783,084			-
Share options	585,590	$7.23 - $15.17	CAD	1.70
Convertible notes	6,250,000	$16.00	USD	1.05
RSUs(1)	405,164		CAD	1.81
PSUs(1)	100,972		CAD	2.25
	195,124,810

(1)	The Company may settle RSUs and PSUs in cash or common shares of the Company, on a basis of one common share for each RSU and, depending on achievement of performance criteria, zero to two common shares for each PSU, as applicable.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management, with the participation of the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to financial statement preparation and presentation.

Management with the participation of the CEO and the CFO, assessed the effectiveness of our internal control over financial reporting as at December 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (COSO 2013). Based upon the results of that assessment as at December 31, 2020, management concluded that our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting, as of December 31, 2020, has been audited by PricewaterhouseCoopers LLP, who also audited our consolidated financial statements for the years ended December 31, 2020 and 2019, as stated in its report which appears in such consolidated financial statements.

There have been no significant changes in our internal controls during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Disclosure controls and procedures

Management, with the participation of the CEO and the CFO, assessed the effectiveness of our disclosure controls and procedures as of December 31, 2020. Based upon the results of that evaluation, the CEO and the CFO concluded that our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company is accumulated and communicated to management (particularly during the period in which the Company’s annual filings are being prepared) to allow timely decisions regarding required disclosure, and that the information disclosed by us in the reports that we file is appropriately recorded, processed, summarized and reported within the time period specified in applicable securities legislation.

RISKS AND UNCERTAINTIES

Natural resources exploration, development and operation involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A, those identified in our Annual Information Form and Form 40-F, each dated February 21, 2020, for the year ended December 31, 2019, those identified in our Annual Information Form and Form 40-F for the year ended December 31, 2020, in case once filed, and our other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, “the Pretivm Disclosure Documents”). You should carefully consider such risks and uncertainties prior to deciding to invest in our securities.

Public health crises, including COVID-19, could adversely affect our business.

Emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases or pandemics, including the COVID-19 outbreak, could have a material adverse effect on the Company by causing operational and supply chain delays and disruptions (including as a result of government regulation and prevention measures), labour shortages and shutdowns, social unrest, breach of material contracts and customer agreements, government or regulatory actions or inactions, changes in tax laws, payment deferrals, increased insurance premiums, decreased demand or the inability to sell and deliver precious metals, declines in the price of precious metals, delays in permitting or approvals, governmental disruptions, capital markets volatility, or other unknown but potentially significant impacts. In addition, to date, a number of mining projects have been suspended as cases of COVID-19 have been confirmed, for precautionary purposes or as governments have declared a state of emergency or taken other actions. Throughout the COVID-19 pandemic, the Brucejack Mine has operated continuously under the stringent directives provided by federal, provincial and regional authorities. While an outbreak of COVID-19 at the Brucejack Mine could result in significant disruption to operations, including a suspension of mine operations, the Company has established COVID-19 management plans and implemented enhanced protocols and preventative measures to manage and mitigate the spread of COVID-19. The region in which we operate may not have sufficient public infrastructure to adequately respond or efficiently and quickly recover from such event, which could have a materially adverse effect on our operations. Our exposure to such public health crises also includes risks to employee health and safety. Our operation is located in a relatively remote and isolated area and represents a concentration of personnel working and residing in close proximity to one another. Should an employee or visitor become infected with a serious illness that has the potential to spread rapidly, this could place our workforce at risk.

The full extent and impact of the COVID-19 outbreak is unknown and, to-date, has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including precious metals) and has raised the prospect of a global recession. The international response to the COVID-19 outbreak has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in global consumer activity. At this time, the Company cannot accurately predict what effects these conditions will have on mining operations or financial results, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of the travel restrictions and business closures that have been or may be imposed by various levels of government in Canada and other countries. In addition, a significant outbreak of contagious diseases in the human population, such as COVID-19, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could result in a material adverse effect on commodity prices, demand for metals, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Common Shares. Accordingly, any outbreak or threat of an outbreak of an epidemic disease or similar public health emergency, including the COVID-19 outbreak, could have a material adverse effect on the Company’s business, financial condition and results of operations. It is unknown whether and how the Company may be affected if a pandemic, such as the COVID-19 outbreak, persists for an extended period of time.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations including cash generated therefrom and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, statements with respect to: the effects of the COVID-19 outbreak as a global pandemic and at the Brucejack Mine, including anticipated operational and financial impacts and our response and contingency plans; the effectiveness and costs of our COVID-19 management plans, including related protocols and procedures; production and financial guidance, and our expectations around achieving such guidance; our future operational and financial results, including estimated costs and cash flows (including free cash flow forecasts) and the timing thereof; expectations around grade of gold and silver production; the Brucejack Mine production rate and gold recovery rate; capital modifications and upgrades, underground development and anticipated benefits thereof, and estimated expenditures and timelines in connection therewith; debt, operating and other obligations and commitments including their payment and timing and source of funds; our mining (including mining methods), expansion, exploration and development activities, including the RC drill program, our definition, sustaining, expansion and underground exploration drill programs and our grassroots exploration program, and the results, benefits, costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our management, operational plans and strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources (including capital resources); our intentions with respect to our capital resources; capital allocation plans; our financing activities, including plans for the use of proceeds thereof; the estimation of Mineral Reserves and Mineral Resources, including any updates thereto; parameters, assumptions and interpretation models used to estimate Mineral Reserves and Mineral Resources; realization of Mineral Reserve and Mineral Resource estimates; our estimated LOM and LOM Plan for the Brucejack Mine; production and processing estimates and estimated rates; estimated economic results of the Brucejack Mine, including net cash flow and net present value; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; results, analyses and interpretations of exploration and drilling programs; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our Mineral Reserves and Mineral Resources and LOM Plan for the Brucejack Mine, and the anticipated effects and timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; our officer compensation policy, approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; payment of taxes, our tax rate and the recognition of our previously unrecognized income tax attributes; changes in accounting policies and new accounting standards applicable to the Company (including methods of adoption) and their effects; statements regarding USD cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments; management and board of directors succession plans; the impact of financial instruments on our earnings; and the fatal incident at the Brucejack Mine, the investigation(s) of such incident and the findings and outcomes of such investigation(s). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, those related to:

•	uncertainty as to the outcome of legal proceedings;
•	the effect of indebtedness on cash flow and business operations;
•	the effect of a pandemic and particularly the COVID-19 outbreak as a global pandemic and at the Brucejack Mine on the Company’s business, financial condition and results of operations and the impact of the COVID-19 outbreak on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, financial condition and results of operations;
•	the effectiveness of our COVID-19 management plans, related protocols and preventative measures;
•	the effect of restrictive covenants pursuant to the Loan Facility;
•	assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections;
•	our production, gold grade, milling recovery, cash flow and cost estimates, including the accuracy thereof;
•	commodity price fluctuations, including gold and silver price volatility;
•	the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and mining and milling recoverability) and the geological, operational costs and price assumptions on which they are based;
•	uncertainties relating to inferred Mineral Resources being converted into Measured or Indicated Mineral Resources;
•	our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire Mineral Reserves for production;
•	dependency on the Brucejack Mine for our future operating revenue;
•	the development of our properties and expansion of our operations;
•	our need or ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties;
•	our ability to generate operating revenues and cash flow in the future;
•	failure of counterparties to perform their contractual obligations;
•	general economic conditions;
•	the inherent risks in the mining industry;
•	the commercial viability of our current and any acquired mineral rights;
•	availability of suitable infrastructure or damage to existing infrastructure;
•	transportation, processing and refining risks;
•	maintaining satisfactory labour relations with employees and contractors;
•	significant governmental regulations, including environmental regulations;
•	non-compliance with permits that are obtained or delay in obtaining or renewing, failure to obtain or renew permits required in the future;
•	increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations;
•	compliance with emerging climate change regulation and the detrimental effects of climate change;
•	adequate internal control over financial reporting;
•	various tax-related matters;
•	potential opposition from non-governmental organizations;
•	uncertainty regarding unsettled First Nations rights and title in British Columbia;
•	maintaining our social license to operate;
•	uncertainties related to title to our mineral properties and surface rights;
•	land reclamation and mine closure requirements;

•	our ability to identify and successfully integrate any material properties we acquire;
•	currency exchange rate fluctuations;
•	competition in the mining industry for properties, qualified personnel and management;
•	our ability to attract and retain qualified management and personnel;
•	disruption from changes in management team or failure to successfully transition new hires or promoted employees into their roles;
•	the ability of our new officers to successfully transition into their roles;
•	some of our directors’ and officers’ involvement with other natural resource companies;
•	potential inability to attract development partners or our ability to identify attractive acquisitions;
•	compliance with foreign corrupt practices regulations and anti-bribery laws;
•	changes to rules and regulations, including accounting practices;
•	limitations in our insurance coverage and the ability to insure against certain risks;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	our anti-takeover provisions could discourage potentially beneficial third-party takeover offers;
•	significant growth could place a strain on our management systems;
•	share ownership by our significant shareholders and their ability to influence our operations and governance and, in case of sales of our shares by such significant shareholders, our share price;
•	failure to comply with certain terms of the convertible notes;
•	reputational risks;
•	future sales or issuances of our debt or equity securities;
•	the trading price of our common shares is subject to volatility due to market conditions;
•	our ability to pay dividends in the foreseeable future; and
•	certain actions under U.S. federal securities laws may be unenforceable.

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

Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this MD&A, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein); the impact of the COVID-19 outbreak, including on our operations and workforce; planned exploration, development and production activities and the results, costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Reserve estimates and related information, analyses and interpretations (including with respect to any updates or anticipated updates); the geology and mineralization of the Brucejack Mine; operating conditions; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources, and our ability to raise any necessary additional capital on reasonable terms; our ability to satisfy the terms and conditions of our debt obligations; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; favourable equity and debt capital markets; stability in financial capital markets; and the impact of the COVID-19 outbreak. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this MD&A.

Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based, is provided in our other disclosure documents filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC website at www.sec.gov.

Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A and the Pretivm Disclosure Documents. For the reasons set forth above, readers and prospective investors should not place undue reliance on forward-looking information.

We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

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

APPENDIX – 2020 UPDATED MINERAL RESOURCE ESTIMATE, MINERAL RESERVE ESTIMATE AND LIFE OF MINE PLAN

On March 9, 2020, we announced the 2020 Mineral Reserve, the 2020 Mineral Resource and the 2020 LOM Plan for the Brucejack Mine, which highlight the continued robust economics of the long-life underground operation. The effective date of the 2020 Mineral Reserve and 2020 Mineral Resource is January 1, 2020.

The 2020 Updates are detailed in the 2020 Report which updates the operating parameters contained in the 2019 Report. The 2020 Report was filed on April 23, 2020 in Canada under the Company’s profile on SEDAR at www.sedar.com and in the United States on the EDGAR section of the SEC website at www.sec.gov.

Summary of 2020 Updates

The 2020 LOM Plan is based on the 2020 Mineral Reserve and the 2020 Mineral Resource estimates. The 2020 Mineral Resource was updated from the Mineral Resource estimate reflected in the 2019 Report (the “2019 Mineral Resource”) only within the Valley of the Kings Zone (the “Valley of the Kings”) inside an area informed with new data from additional infill drilling conducted in 2019, totaling 89,121 meters. Furthermore, the Mineral Resource cut-off for the Valley of the Kings Zone has been lowered to 3.5 grams per tonne gold, as this cut-off better reflects the recently mined grades. This has resulted in an increase in the number of tonnes in the Measured and Indicated Mineral Resource categories, albeit at a lower reported grade.

Approximately 50% of the tonnes comprising the 2020 Mineral Reserve are from the area of the Valley of the Kings where the Mineral Resource was updated. A mine call factor (the “Mine Call Factor”) was applied to the remaining tonnes (approximately 50%) comprising the 2020 Mineral Reserve (the area of the Mineral Reserve outside of the Mineral Resource update area). The Mine Call Factor is a reconciliation factor which is derived from operational experience. The Mine Call Factor is determined by applying an upper limit to the reserve stope grade, where the upper limit is determined by the average diamond drill hole spacing of the reserve shape. Stopes with a lower average diamond drill hole spacing (higher drill density) have a lower resulting Mine Call Factor than stopes with greater diamond drill hole spacing (lower drill density). The 2020 Mineral Reserve reflects a reduction in gold grade from the 2019 Mineral Reserve grade due to updates to the Mineral Resource and the application of the Mine Call Factor.

•	2020 Brucejack Mine Estimated Total Life of Mine Plan (Valley of the Kings and West Zone)
o	Average annual production of over 366,000 ounces of gold over the first 5 years with average annual cash flow of $171 million (post-tax) at $1,300 per ounce gold.
o	Average annual production of over 357,000 ounces of gold over the first 10 years and average annual free cash flow of $181 million (post-tax) at $1,300 per ounce gold.
o	Average operating costs of $164 per tonne milled over the first 10 years and average LOM operating costs of $163 per tonne milled.
o	At the mine level, average sustaining costs of $702 per ounce of gold sold over the first 10 years and average LOM sustaining costs of $691 per ounce.

o	At the corporate level, AISC of $747 per ounce of gold sold over the first 10 years and average LOM AISC of $743 per ounce of gold sold.
o	After tax net present value (“NPV”) at a 5% discount of $1.50 billion ($1.80 billion pre-tax) at $1,300 per ounce gold, $16.90 per ounce silver and exchange rate of US$0.76:C$1.00.
•	2020 Brucejack Mine Total Proven and Probable Mineral Reserve Estimate
o	4.2 million ounces of gold (15.7 million tonnes grading 8.4 grams of gold per tonne after application of the Mine Call Factor).
o	The West Zone Mineral Reserve was not updated.
o	Excludes all Mineral Reserve material mined prior to January 1, 2020.
•	2020 Valley of the Kings Proven and Probable Mineral Reserve Estimate
o	3.6 million ounces of gold (12.8 million tonnes grading 8.8 grams of gold per tonne after application of the Mine Call Factor).
o	Excludes all Mineral Reserve material mined prior to January 1, 2020.

2020 Brucejack Mine economics

The following table provides a summary of Brucejack economic results by metal price, based on the 2020 Updates:

	Base Case	Spot Case	High Case
Gold price ($/ounce)	$1,300	$1,600	$1,900
Silver price ($/ounce)	$16.90	$20.80	$24.70
Net cash flow ($)	$2.44 billion (pre-tax) $1.95 billion (post-tax)	$3.70 billion (pre-tax) $2.75 billion (post-tax)	$4.96 billion (pre-tax) $3.55 billion (post-tax)
NPV(1) (5.0% discount) ($)	$1.80 billion (pre-tax) $1.50 billion (post-tax)	$2.75 billion (pre-tax) $2.13 billion (post-tax)	$3.70 billion (pre-tax) $2.76 billion (post-tax)
Exchange rate (USD:CAD)	0.76	0.76	0.76
(1)	NPV is discounted to January 2020.

Summary of 2020 Updates compared to 2019 Updates

The 2020 Updates are based on the ten quarters of mining operations at Brucejack since commercial production commenced in July 2017. The Valley of the Kings Proven and Probable Mineral Reserve gold grade has been reduced from 13.8 grams per tonne to 8.8 grams per tonne (a 36% decrease from the 2019 Mineral Reserve grade) due to an update of the Mineral Resource and the application of a Mine Call Factor that has been generated based on mining experience and reconciliations. All estimated costs have been updated with actual costs from 2019. Areas of cost increase include labour, environmental compliance and snow removal. The NPV decrease of 42% is mainly attributable to an update of the Mineral Resource and the application of a Mine Call Factor that resulted in estimated sold ounces decreasing by 34%.

The following table provides a comparison of the main parameters of the 2020 Report and the 2019 Report:

	2019 Report(1)		2020 Report
Operating rate (tonnes/day)	3,800		3,800
Mine life (years)(2)	14		13
Proven and Probable Mineral Reserve gold grade (g/t)	12.6		8.4
Recoveries gold/silver (%)	96.5	/87.9	96.3	/90.4
LOM average annual gold production (‘000 ounces)	441		311
LOM average operating costs ($/t)	$168		$163
LOM average mine site AISC(3) ($/ounce gold sold)	$502		$691
LOM Average AISC(3,4) ($/ounce gold sold)	$539		$743
USD:CAD exchange rate	0.775		0.76
NPV5% pre-tax/post-tax ($’000)	$3,602/$2,587 ($1,300 Au/$16.90 Ag)		$1,799/$1,496 ($1,300 Au/$16.90 Ag)
NPV5% pre-tax/post-tax ($’000)	$4,537/$3,181 ($1,500 Au/$19.50 Ag)		$2,752/$2,135 ($1,600 Au/$20.80 Ag)

(1)	The Mineral Reserves (the “2019 Mineral Reserves”) and LOM in the 2019 Report were updated for the Valley of the Kings in April 2019 (see news release dated April 4, 2019).
(2)	Mine life is based from start of year in which the report was issued. 2019 Report begins January 1, 2019. 2020 Report begins January 1, 2020.
(3)	AISC excludes 3,800 tonnes per day expansion capital.
(4)	LOM AISC includes corporate general and administrative (“G&A”) costs.

2020 Brucejack Mineral Reserve

Brucejack Mine Total Mineral Reserve

The 2020 Updates include Mineral Reserve updates for the Valley of the Kings. The West Zone Mineral Reserve was not updated as there was no new information in 2019. The Mineral Reserve estimate for the areas of the 2020 Mineral Resource for the Valley of the Kings that were not updated in the 2020 Mineral Resource have had a Mine Call Factor applied that was determined based on historic mining data and reconciliations. The 2020 Mineral Reserve grade over the LOM for the Valley of the Kings was reduced by approximately 18% as a result of the application of the Mine Call Factor.

The following table provides the 2020 Brucejack Mine Total Mineral Reserve(1,2,3,4,5):

			Grade		Contained Ounces
Zone		Ore Tonnes (Mt)	Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)
Valley of the Kings Zone	Proven	1.4	8.9	11.1	0.4	0.5
	Probable	11.3	8.7	9.8	3.2	3.6
	Total	12.8	8.8	10.0	3.6	4.1
West Zone(6)	Proven	1.4	7.2	383.0	0.3	17.4
	Probable	1.5	6.5	181.0	0.3	8.6
	Total	2.9	6.8	278.5	0.6	26.0
Total Mine	Proven	2.8	8.1	195.1	0.7	17.9
	Probable	12.8	8.5	29.8	3.5	12.2
	Total	15.7	8.4	59.6	4.2	30.1

(1)	Mineral Reserves exclude all Mineral Reserve material mined prior to January 1, 2020.

(2)	Valley of the Kings Mineral Reserve based on $180 per tonne net smelter return cut-off grade, $1,250 per ounce gold, $15.60 per ounce silver, USD0.78:CAD1.00 exchange rate.

(3)	Rounding of some figures may lead to minor discrepancies in totals.

(4)	Values are inclusive of mining recovery and dilution. Values are determined as of delivery to the mill and therefore not inclusive of milling recoveries.

(5)	Mineral Reserve grade is inclusive of the Mine Call Factor.

(6)	The West Zone Mineral Reserve was not updated, and the Mine Call Factor was not applied.

2019 Mineral Reserve reconciliation

The 2019 Mineral Reserve reconciliation was completed by evaluating the 2019 Mineral Reserve shapes against the results from 2019 milling and mining (the “2019 Mined Actuals”). Reserve shapes that are spatially proximal with the 2019 actual stopes and development ore positions were compared to the 2019 Mined Actuals. Applicable reserve shapes were determined by the use of Cavity Monitoring Systems scans of the mined material for all material mined in 2019. In 2019, ore was mined from 67 stopes over 10 levels from the 1170-meter level to the 1410-meter level across a distance ranging 290 meters east to west and 155 meters north to south. Late in 2019 material was also mined from one stope on the 1110-meter level. The following table summarizes the reconciliation of 2019 Mineral Reserve to 2019 Mined Actuals:

	Tonnes (000’s)	Gold Grade (g/t)	Contained Gold Ounces (000’s)
Mined 2019 Mineral Reserve Material	1,023	12.1	396
Grade Control Depleted 2019 Reserves	60	12.9	25
2019 Mineral Reserve Material in Reconciliation	1,083	12.1	421
2019 Mined Actuals	1,303	8.7	366
Reconciliation	120%	72%	87%

The 2019 Mineral Reserve material is inclusive of Mineral Reserve material that was subsequently identified as uneconomic by grade control with no possibility of future mining. This material amounted to 60,000 tonnes of 2019 Mineral Reserve material. The 2019 Mined Actuals contained 20% more tonnage than planned primarily due to the identification of out-of-reserve material that was determined to be economic as a result of the grade control program. All material sent to the mill was determined to be economic by the grade control program.

The 2019 grade control program identified approximately 570,000 tonnes of material located outside of reserve shapes as economic that the 2019 Mineral Resource model identified as sub-economic. This material was either mined or added to drilled inventory throughout 2019. These additional tonnes were not accounted for in the 2019 Mine Plan and are not accounted for in the 2020 Mineral Reserve and 2020 LOM Plan.

Mining and processing

Brucejack is a high-grade underground mining operation using the long-hole stoping mining method (both transverse and longitudinal) and cemented paste backfill. The Valley of the Kings, the higher-grade, primary targeted deposit, has been developed first; the lower-grade West Zone will be mined in the second half of Brucejack’s 13-year mine life. The 2020 LOM plan is based on a processing rate of 3,800 tonnes per day until 2029 when the rate is reduced to manage the grade distribution between the West Zone and remaining Valley of the Kings Mineral Reserves. Brucejack is planned to mine a total of 15.6 Mt at an average grade of 8.4 g/t gold after the application of the Mine Call Factor.

Mineral processing at the current operation uses conventional gravity concentration and sulphide flotation, producing gold-silver doré and gold-silver flotation concentrate. Predicted metallurgical recoveries over the LOM average 96.3% and 90.4% for gold and silver, respectively. A total of 4.0 million ounces of gold and 27.1 million ounces of silver are estimated to be produced over the remaining mine life of Brucejack after application of the Mine Call Factor.

The following table provides a summary of the Life of Mine projected production and processing(1):

Years	Tonnage(2) (t)	Lateral Development Meters(2) (m)	Gold Grade (g/t)(3)	Silver Grade (g/t)	Gold Production ('000 ounces)	Silver Production ('000 ounces)
1	1,387,000	12,000	8.3	13.7	358	517
2	1,387,000	12,000	8.6	9.3	371	371
3	1,387,000	10,800	8.6	10.7	371	417
4	1,387,000	10,800	8.6	11.4	370	441
5	1,387,000	4,320	8.4	14.0	363	550
6	1,387,000	4,650	8.6	51.8	368	2,072
7	1,387,000	3,890	8.4	98.1	362	3,939
8	1,387,000	1,020	8.6	88.5	369	3,577
9	1,387,000	960	8.6	57.4	369	2,290
10	1,040,000	770	8.4	110.1	270	3,357
11	1,040,000	560	7.4	122.1	238	3,722
12	693,000	400	7.2	159.3	155	3,238
13	380,000	150	7.0	231.0	82	2,604
Life of Mine	15,636,000	62,320	8.4	59.6	4,046	27,095

(1)	LOM begins on January 1, 2020. The 2020 Mineral Reserve excludes all Mineral Reserve material mined prior to January 1, 2020.
(2)	Tonnes are rounded to nearest thousands. Development meters are rounded to the nearest tens.
(3)	Gold grade is adjusted using a Mine Call Factor applied to the Mineral Reserves located in the non-updated portions of the 2020 Mineral Resource model.

Capital and operating costs

The remaining capital cost, principally related to non-process related expansion initiatives for the mine throughput upgrade to 3,800 tonnes per day is estimated at $14.8 million over five quarters of 2020 and 2021, including a contingency of $2.5 million.

The following table provides the 3,800 tonnes per day expansion capital costs(1):

($ million)
Mine underground	3.8
Process and infrastructure	6.9
Total direct costs	10.7
Indirect costs(2)	1.6
Contingency(2)	2.5
Total expansion capital costs	14.8

(1)	Year 2020-2021 capital cost expenditure for expansion of mine, process and infrastructure, including mine throughput expansion related costs.
(2)	Mill expansion related indirect costs and contingency only.

The total sustaining capital cost for the remainder of the LOM at Brucejack is estimated at $161.9 million. The following table provides a summary of sustaining capital costs:

($ million)
Mining	66.6
Processing	3.5
Site services and surface maintenance	91.8
Total sustaining capital costs	161.9

Average LOM operating cost is estimated at $163 per tonne milled. The following table provides a summary of operating costs:

($/tonne)
Mining	71
Processing	21
Mine general and administrative	35
Surface services and others	36
Total operating costs	163

The following table provides a summary of AISC, which include by-product cash costs, sustaining capital, exploration expense and reclamation cost accretion:

($ million, except for cost per ounce)
Total cash costs(1,2)	$2,581
Reclamation cost accretion	$21
Sustaining capital expenditures	$162
Mine site sustaining costs(3)	$2,764
Gold sales (million ounces)	4.0
Mine site sustaining cost per ounce(1,2,3)	$691
Corporate G&A costs per ounce of gold sold	$52
AISC per ounce of gold sold	$743

(1)	Net of silver credits at a silver price of $16.90 per ounce.
(2)	Includes offsite shipping, treatment, refining charges and royalties.
(3)	Excludes 3,800 tonnes per day expansion capital.

2020 Mineral Resource

Brucejack Mineral Resource

The 2020 Mineral Resource incorporates an additional 89,121 meters of resource drilling in 555 drill holes and 7,606 meters of mapped underground development completed in the Valley of the Kings Zone since the 2019 Mineral Resource. The Valley of the Kings Mineral Resource was updated for 2020, but only in an area where new data was available; the West Zone Mineral Resource was not updated.

The following table provides the 2020 Mineral Resource reported by zone and confidence category(1,2,3,4,5,6):

			Grade		Contained Metal
Zone	Confidence Category	Ore Tonnes (Mt)	Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)
Valley of the Kings Zone	Measured	2.3	10.5	12.6	0.8	0.9
	Indicated	16.1	11.4	12.2	5.9	6.3
	Total M+I	18.4	11.3	12.2	6.7	7.2
	Inferred	5.4	13.3	15.9	2.3	2.8
West Zone	Measured	2.4	5.9	347	0.5	26.8
	Indicated	2.5	5.9	190	0.5	15.1
	Total M+I	4.9	5.9	267	0.9	41.9
	Inferred	4.0	6.4	82	0.8	10.6
Total Mine	Measured	4.7	8.4	183.3	1.3	27.7
	Indicated	18.6	10.7	35.8	6.4	21.4
	Total M+I	23.2	10.1	65.5	7.6	49.1
	Inferred	9.4	10.3	44.3	3.1	13.4

(1)	Mineral Resources are reported inclusive of Mineral Reserves.
(2)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The Mineral Resources in this MD&A were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
(3)	The quantity and grade of reported Inferred Mineral Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Mineral Resources as an Indicated or Measured Mineral Resource. It is uncertain if further exploration will result in upgrading Inferred Mineral Resources to an Indicated or Measured Mineral Resource category.
(4)	Tonnes, grade, and contained metal figures in totals may differ due to rounding.
(5)	The Brucejack Mineral Resource is reported at 3.5 grams per tonne gold cut-off for the Valley of the Kings Zone and 5 grams per tonne gold equivalent cut-off for the West Zone (AuEq = Au + Ag/53).
(6)	Mineral Resources exclude all Mineral Resource material mined prior to January 1, 2020.

The 2020 Mineral Resource for the Valley of the Kings Zone differs from the 2019 Mineral Resource in that there are significantly more drill holes used in the estimation of the model, the classification has been updated to allow for the change in confidence resulting from the new information, the estimation parameters have been adjusted to allow greater local accuracy of the grade estimates (based on validation of the model estimates against production information), and all production prior to January 1, 2020 as well as volumes deemed non-minable have been removed.

Furthermore, the Mineral Resource cut-off for the Valley of the Kings Zone has been lowered to 3.5 grams per tonne gold, as this cut-off better reflects the recently mined grades. This has resulted in an increase in the number of tonnes in the Measured and Indicated Mineral Resource categories, albeit at a lower reported grade. The 2020 Measured and Indicated Mineral Resource for the Valley of the Kings Zone is 18.4 million tonnes at 11.3 grams per tonne gold compared to 13.7 million tonnes at 17.2 grams per tonne gold in 2019.

2019 Mineral Resource reconciliation

The 2019 Mineral Resource reconciliation compares ounces predicted in the 2019 global resource model in the areas mined over a given period to the actual ounces delivered to the mill from mining those same areas in that period. Reconciliation of the 2019 global resource model for the period January 1, 2019 to December 31, 2019 was approximately 101% on ounces. The modeled ounces for the areas mined during 2019 were predicted to be 361,739 ounces (delivered to the mill) at 8.3 grams per tonne and 1,355,769 tonnes; while the actual ounces for the areas mined were determined to be 365,585 ounces (delivered to the mill) at 8.7 grams per tonne and 1,303,001 tonnes. Reconciliation improved in 2019 compared to the comparable period in 2018 when reconciliation to the global resource model was approximately 90% on ounces.

Independent QPs

The following QPs as defined by NI 43-101 are independent of the Company and responsible for the 2020 Report, and each has reviewed, approved and verified the scientific and technical information contained in the 2020 Updates to his or her respective scope of responsibility, as applicable:

QP	Scope of responsibility
Ivor W.O. Jones, M.Sc., P.Geo., FAusIMM Ivor Jones Pty Ltd.	Geology and Mineral Resources
Maurie Phifer, P.Eng. Tetra Tech Canada Inc.	Mineral Reserves, Mining Methods; Underground Infrastructure; Paste Backfill Distribution; Mining Operating Cost Estimate; Financial Analysis
John Huang, Ph.D, P.Eng. Tetra Tech Canada Inc.	Metallurgy and Recovery Methods; Market Studies; Process, G&A and Site Services Operating Cost Estimates
Hassan Ghaffari, P.Eng., M.A.Sc. Tetra Tech Canada Inc.	Surface Infrastructure; Capital Cost Estimate
Calvin Boese, P.Eng., M.Sc. SRK Consulting (Canada) Inc.	Waste Rock and Tailings Storage Facility
Rolf Schmitt, M.Sc., P.Geo. Environmental Resources Management Ltd.	Aspects of environmental, social, community studies, and permitting
Alison Shaw, Ph.D., P.Geo. Lorax Environmental Services Ltd.	Geochemistry, Water Quality
Mauricio Herrera, PhD, P.Eng. SRK Consulting (Canada) Inc.	Water Management
Laura-Lee Findlater, P.Geo. Lorax Environmental Services Ltd.	Hydrogeology
Tim Coleman, P.Eng., ACSM, M.Sc. DIC SRK Consulting (Canada) Inc.	Underground Mine Geotechnical

Production and cash flows

Over the next three years, estimated gold production of over 1.1 million ounces of gold is expected to generate cash flows of $700 million at $1,600 gold, which is more than sufficient to pay down the scheduled debt maturities of approximately $480 million.

Scientific and technical information in this “2020 Updated Mineral Reserve Estimate, Mineral Resource Estimate and Life of Mine Plan” section of the MD&A not set out in the 2020 Report has been reviewed, approved and verified by Barry McDonough, P.Geo, Pretivm’s Manager of Geological Operations for the mine geology section, Lyle Morgenthaler, P.Eng., Pretivm’s Chief Mining Engineer for the mine development and Nicolas Scarcelli-Casciola, B.A.Sc., P.Eng., Pretivm’s Mine Planning Manager for mine reserves, each of whom is a QP as defined in NI 43-101.

66